Form 10-K, Exhibit 13
period 1996-12-31
WINTRUST FINANCIAL CORP
filed 1997-03-28
CIK 1015328

SELECTED FINANCIAL HIGHLIGHTS
=============================================================================================================================

                                                                             YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------------------------
                                                          1996            1995           1994           1993           1992
                                                       ----------------------------------------------------------------------
                                                                 (dollars in thousands, except per share data)

SELECTED FINANCIAL CONDITION DATA
   (AT END OF PERIOD):
Total assets                                           $ 706,037      $ 470,890       $ 354,158      $ 188,590      $ 82,864
Total deposits                                           618,029        405,658         221,985         98,264        42,996
Total loans                                              492,548        258,231         193,982        109,276        48,527
Notes payable and subordinated debt                       22,057         10,758           6,905          4,837        16,050
Total shareholders' equity                                42,620         40,487          25,366         17,227        11,291
-----------------------------------------------------------------------------------------------------------------------------

SELECTED STATEMENT OF OPERATIONS DATA:
   Net interest income                                 $  14,882    $     9,700     $     7,873    $     4,355     $   2,328
   Net income (loss)(2)                                     (973)         1,497          (2,236)        (3,339)       (5,735)
   Net income (loss) per common share (1)                  (0.16)          0.24           (0.56)         (1.14)        (2.59)
-----------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios:
   Net interest margin                                      2.91%          2.96%           3.35%          3.83%         3.85%
   Net interest spread                                      2.40%          2.41%           3.07%          3.30%         2.87%
   Non-interest income to average assets                    1.34%          2.36%           0.57%          0.89%         1.05%
   Non-interest expense to average assets(1)                4.05%          4.37%           4.14%          5.84%        10.77%
   Net overhead ratio(1)                                    2.71%          2.01%           3.57%          4.95%         9.72%
   Return on average assets(1)                             (0.17)%          0.40%         (0.88)%        (2.60)%       (7.91)%
   Return on average equity(1)                             (2.33)%          4.66%        (12.20)%       (25.40)%      (46.01)%
   Loan-to-deposit ratio                                    79.7%          63.7%           87.4%         111.2%        112.9%
   Average interest-earning assets to
     average interest-bearing liabilities                 110.73%        111.37%         106.61%        115.42%       116.93%

Asset Quality Ratios:
   Non-performing loans to total loans                      0.36%          0.74%           0.01%          0.00%         0.27%
   Non-performing assets to total assets                    0.25%          0.41%           0.01%          0.00%         0.16%
   Allowance for possible loan losses to:
     Total loans                                            0.74%          1.07%           0.88%          1.24%         1.98%
     Non-performing loans                                 204.15%        143.91%            N/M            N/M           N/M

Other Data at end of period:
   Number of:
     Bank subsidiaries                                         5              4               3              2             1
     Banking offices                                          14             11               5              3             1

Note: For 1993 through 1996, reflects results of those Banks then in operation or in organization, results of finance and leasing subsidiary operations (some of which have since been curtailed) and results of discontinued operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." For 1992, reflects first full-year of Lake Forest Bank operations and results of finance and lease subsidiary operations (some of which have since been curtailed, sold or discontinued).


(1) For the year ended December 31, 1996, the Company recorded nonrecurring merger-related expenses of $891,000.

DEAR SHAREHOLDERS,

   Greetings to those of you who've been with us for so many years (actually, most of you can count those many years on one hand). And a special "Welcome to the family!" to all you new Wintrust shareholders. You joined us just in time for a historic event.

   We are pleased to present the very first Wintrust Financial Corporation Annual Report.

1996 WAS A VERY BUSY YEAR.
   We've expanded almost all our Banks' facilities and added new branches. We've added new services and products, too. And in Barrington, we even added a whole new bank in late December.

   But the busiest business we conducted all year took place in September when the parent companies of all our then existing banks, Lake Forest Bank & Trust, Hinsdale Bank & Trust, North Shore Community Bank & Trust, Libertyville Bank & Trust, and of First Premium Services, Inc. were reorganized under Wintrust Financial Corporation.

This reorganization continues the sharing of the marketing, technology and finance functions. They'll also be able to combine their asset/liability management. It'll be easier for the new company to raise capital. First Premium can take advantage of the Banks' lower cost of funds to finance its loans. And all of us shareholders now have greater stock liquidity.

The restructuring was overwhelmingly approved by shareholders. Everybody's stock was exchanged for shares of Wintrust at a agreed-upon ratios. After this transaction, we had over 1,000 shareholders, and we officially became a publicly traded company.

THE BEST CHANGE IS THE ONE WE DIDN'T MAKE.
   We strongly believe that the key to our Banks' success, past and future, lies in real local control and management. It's the main reason our present customers chose us over our larger competitors. It's also why new customers will come to us. So we worked especially hard to design operations that allow each bank to preserve its independence and keep its community connections.

   Our local boards of directors will all stay in place. And each bank will continue to operate separately and to make decisions locally.

   This will never change. It is the heart and soul of community banking, Wintrust style.

WERE LOCALLY CONTROLLED AND OPERATED.
In addition to First Premium, Wintrust Financial currently operates five de novo community banks in fifteen locations serving nineteen affluent suburban Chicago markets, and we have over $700 million in assets. Our markets include the communities of Lake Forest, Lake Bluff, Hinsdale, Clarendon Hills, Western
Springs, Burr Ridge, Wilmette, Glencoe, Winnetka, Kenilworth, Libertyville, Mundelein, Vernon Hills, Barrington, Barrington Hills, Lake Barrington, North and South Barrington and Inverness.

**** GRAPH OMITTED ****

   This graph depicts a fair and accruate representation of the growth in year-end asset and deposit balances for 1992 through 1996.

   Each of the Banks is controlled by a strong, hands-on, local board ranging in number from 15 to 22 members. The make-up of these boards includes local business, religious and community leaders, both men and women, and a wide range of talents and ages.

   Each Bank is managed by a team of talented, professional bankers who average more than 20 years experience in the banking business and who are deeply involved in their local communities. Their experience and knowledge are key to their Bank's success. But just as important, and what sets them apart from their colleagues in other banks, is their enthusiasm for, and their belief in, community banking.

WARM WELCOMES AND A CUSTOMER FOCUS.
   The large number of new customers each of our Banks signed up as soon as they opened their doors reflects the great desire that so many people have for community banking.

   We admit that we've had help from some of our larger bank competitors. Their big bank behavior and extra fees have often sent customers away from their costly teller lines and into our friendly, community banks. But we made sure that when they came to us, they got the different kind of banking that they were looking for.

   The important lesson here is that we can't forget what our customers want, need and deserve, or they will leave us, too. We must work hard to always be the bank that helps customers, that takes good care of them and their money, that provides loans when they need them.

COMMUNITY BANKING, WINTRUST STYLE.
   Wintrust Financial has developed a relatively unique approach to de novo community banking. Our key business strategies include:

o  Maintaining local decision-making authority
o  Employing fewer, but more highly qualified and productive individuals
o  Providing a high level of personal and professional bank services
o Utilizing aggressive marketing of innovative deposit and loan products customized to the local market needs
o  Building a portfolio of high quality loans
o Augmenting the loan portfolio with selected loans from specialized asset niches
o  Expanding personal trust services
o  Pursuing new distribution methods for our premium finance business
o  Taking advantage of synergies between First Premium and the Banks
o Continuing to differentiate our company from competition with innovative marketing

BUT FOR GOLIATH, WHO'D KNOW ABOUT DAVID?
   Our competitors are the large regional and multi-national banks. They also include sizable local competitors. We relish this competition. In marketing each of our community banks, we often use a "David versus Goliath" approach. We've discovered that talking about their "bigness" helps us dramatize the many real advantages of our smallness. And it gets right to the heart of why people should move their deposit accounts and loans to our Banks.

**** GRAPH OMITTED ****

   This graph depicts a fair and accruate representation of the growth in year-end loan balances for 1992 trhough 1996.

SIGNIFICANT GROWTH IN 1996.
   In April, North Shore Community Bank and Trust opened a new facility in Winnetka. In August, Hinsdale Bank & Trust opened Clarendon Hills Bank. And our fifth bank, Barrington Bank & Trust, was introduced in December. Additionally, construction was begun on an expanded main bank facility in Hinsdale and our new Drive-Thru in West Lake Forest.

   We believed that our exceptional customer service and competitive products were worth crowing about, so crow we did. Throughout the year, aggressive marketing campaigns underlined the benefits of our kind of community banking. That and the dedication of each and every staff member has contributed to the core deposit growth of our company. Our Banks increased deposits by a whopping 52% (+$212 million) during 1996.

**** GRAPH OMITTED ****

   This graph depicts a fair and accruate representation of the growth in the number of banking offices at each year-end for 1992 through 1996.

   The growth in deposits was the primary reason for the increase in our year-end assets to about $700 million. That's up about 50% from the end of 1995. More than $700 million in assets? Only open since late 1991? Wow. It really does show our communities' acceptance of the kind of banking we're giving them.

   Our lending staffs continue to introduce community oriented loan products and the results are beginning to show. Our loan portfolio grew to approximately $493 million in 1996 from $258 million in 1995. We've also supplemented our loan portfolio with a few specialized loan products. The two most significant specialized loan areas are the commercial insurance premium finance loans originated by First Premium and top quality automobile loans originated by our Hinsdale Bank. These accounted for about $97 million of the 1996 loan growth. Your management and boards of directors are committed to strong credit quality, and we have originated only top quality loans.

FUTURE GROWTH VERSUS FASTER PROFITS.
   Our eyes are definitely turned toward the future. We'll be investing in additional facilities, and continuing to hire experienced, top level managers. We'll also be expanding into additional markets and running aggressive marketing campaigns to grow market share.

   Over the past few years, this has led to differences in our earnings pattern compared to other established community banks. Our relatively high growth rates came with temporarily high overhead ratios. These reflect the necessary start-up investment in human resources, marketing and facilities to create de novo banks and to open additional branches.

   Also, upon entering new markets, we tend to offer highly competitive deposit and loan interest rates. This has helped us achieve market share. More importantly, it's helped us build a strong customer base in each of our markets. But, understandably, it has not allowed us to achieve our long-term interest margin goals as quickly as we could have if we hadn't been as aggressive.

   All of our expansion activities have suppressed faster, opportunistic earnings. However, as the Company matures, the organization and start-up costs associated with future bank and branch openings will not have as significant an impact on earnings. (Also, 1996 earnings were impacted by about $900,000 of non-recurring merger expenses.)

   We strongly believe the early investments we've made in developing our young franchise, combined with the strength gained by placing the Banks and First Premium under one parent company, will result in favorable returns to our shareholders and customers as Wintrust matures.

   To that end, our long term financial goals are simple:

o Net interest  margin of 4 - 4 1/2%
o Net overhead ratio of 1 1/2 - 2%
o Return of assets of 1 1/4 - 1 1/2 %
o Return on equity of 20 -25%

TWO KEY STRATEGIES.
   In order to ensure our future profitability, we must increase our net interest margins and reduce our overhead ratios. This will be accomplished 1) by growing our earning asset niches and 2) by bringing our young Banks' overhead in line by growing deposits and loans to fit that overhead.

   A community bank can't do this without going outside its customer base. A typical community bank, by its very nature, can depend on its local customers for only about half of its loan potential. Because of the extra 50% that's available, we've looked for profitable earning assets that will help us realize the full potential of our combined loan capacity. Indirect auto loans (high quality "A" paper), secured mortgage warehousing, and premium finance are some of the earning asset niches that the Company is now successfully pursuing.

FIRST PREMIUM, AN IMPORTANT PART OF OUR FUTURE.
   First Premium is the only non-bank member of our Company. On the surface, their business is very simple. They provide short term, secured loans to pay insurance premiums (hence, the name) for businesses across the country. Companies use this type of loan to smooth out their cash flow.

   Of course, that's only the surface. Underneath, it gets a bit more complicated. There's the necessity for lots of very smart money management. And very personal customer contact. And lightning fast communication and decisions. And highly competitive rates. And truly innovative products and systems. Like the Banks, First Premium has an experienced management team with many years in the premium finance business. And they do their job, on the surface and below it, very well.

   First Premium, also a de novo organization, is in its sixth year of operation and, again like our banks, has done very well in a very short time. With national loan volume of about $300 million in 1996, it has grown to be one of the ten largest premium finance companies in the U.S.

THE RESULTS ARE IN.
   Our "Subscription and Community Offering" has been successfully completed. We've added over 1,500 new shareholders, most of whom live in the communities served by our Banks. Interest in the offering was high, with approximately 1.38 million shares sold verses our 1.3 million share goal. And you can now find out how your stock is doing by looking up Wintrust Financial Corporation in the Nasdaq National Market listings (WTFC).

**** GRAPH OMITTED ****

   This graph depicts a fair and accruate representation of the growth in year-end shareholders' equity for 1992 throught 1996, and an estimate of pro-forma equity based on the results of the recent common stock offering.

   We raised $21.4 million in capital which we'll use to reduce debt and to fund expansion. It'll also help us to maintain our aggressive pursuit of market share growth and allow us to open new community banks in select suburban Chicago markets while the community bank window of opportunity is open. In the future, we plan to fund growth through internal profitability and additional borrowing.

WE'VE MADE NO SMALL PLANS.
   1997 brings fresh challenges to Wintrust Financial. We'll be constructing new banking facilities in Lake Forest, Hinsdale and Wilmette, and opening new branches for at least two of our banks. We hope to also open Wintrust bank #6 in late 1997. First Premium is targeted to grow by increasing our customer base and expanding market share with current customers. We will also be seeking shareholder approval to revamp our employee stock option plans. We would like to merge existing stock option plans for the Banks and First Premium and would like to allocate additional shares to keep the interests of our employees aligned with those of the Company.

SIC PARVIS MAGNA.
   "Great things from small beginnings..."

      Yours truly,



      Howard D. Adams
      Chairman & Chief Executives Officer



      Edward J. Wehmer
      President


P.S. The annual meeting of Wintrust Financial Corporation's shareholders is set for the evening of May 22, 1997. Please save the date.

**** MAP OMITTED ****

   This page has a fair and accurate representation of the locations of the company's locations as presented on a map of the Chicago area.

CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

                                                                                             YEARS ENDED DECEMBER 31,
                                                                                     --------------------------------------
                                                                                         1996                       1995
                                                                                     --------------------------------------

ASSETS
Cash and due from banks-noninterest bearing                                          $   36,581                     12,622
Federal funds sold                                                                       38,835                     55,812
Interest-bearing deposits with banks                                                     18,732                     50,600
Available-for-Sale securities, at fair value                                             69,387                     57,887
Held-to-Maturity securities, at amortized cost, fair value of $4,913
   and $4,959 in 1996 and 1995, respectively.                                             5,001                      5,002
Loans, net of unearned income                                                           492,548                    258,231
   Less: Allowance for possible loan losses                                               3,636                      2,763
---------------------------------------------------------------------------------------------------------------------------
   Net loans                                                                            488,912                    255,468
Premises and equipment, net                                                              30,277                     23,999
Accrued interest receivable and other assets                                             16,426                      8,919
Goodwill and organizational costs                                                         1,886                        581
---------------------------------------------------------------------------------------------------------------------------

   Total assets                                                                       $ 706,037                    470,890
===========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
 Noninterest bearing                                                                 $   67,164                    $45,869
 Interest bearing                                                                       550,865                    359,789
---------------------------------------------------------------------------------------------------------------------------
   Total  deposits                                                                      618,029                    405,658

Short-term borrowings                                                                     7,058                        867
Notes payable                                                                            22,057                     10,758
Other liabilities                                                                        16,273                     13,120
---------------------------------------------------------------------------------------------------------------------------

   Total liabilities                                                                    663,417                    430,403
===========================================================================================================================

Shareholders' equity
   Preferred  stock,   20,000,000  shares  authorized;   no  shares  issued  and
     outstanding at December 31, 1996, and 113,063
     issued and outstanding at December 31, 1995                                             -                         503
   Common stock, no par value; $1.00 stated value; 30,000,000 shares authorized;
     6,603,436 and 5,830,866 issued and outstanding at December 31,
     1996 and 1995, respectively                                                          6,603                      5,831
   Surplus                                                                               52,871                     50,053
   Common stock rights                                                                        -                          -
   Common stock warrants                                                                    100                         75
   Retained deficit                                                                     (16,963)                   (15,990)
   Net unrealized gains on Available-for-Sale
     securities, net of tax                                                                   9                         15
---------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                          42,620                     40,487
---------------------------------------------------------------------------------------------------------------------------

     Total liabilities and shareholders' equity                                       $ 706,037                    470,890
===========================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

                                                                                            YEARS ENDED DECEMBER 31,
                                                                                -------------------------------------------
                                                                                    1996              1995            1994
                                                                                -------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                                    $ 30,631            17,028          13,617
  Interest-bearing deposits with banks                                             1,588             3,194           1,290
  Federal funds sold                                                               2,491             2,048             791
  Securities                                                                       4,327             3,202           2,046
---------------------------------------------------------------------------------------------------------------------------
     Total interest income                                                        39,037            25,472          17,744
---------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
  Interest on deposits                                                            22,760            14,090           5,498
  Interest on short-term borrowings and notes payable                              1,395             1,682           4,373
---------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                       24,155            15,772           9,871
---------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                               14,882             9,700           7,873
Provision for possible loan losses                                                 1,935             1,430             607
---------------------------------------------------------------------------------------------------------------------------

Net interest income after provision for possible loan losses                      12,947             8,270           7,266
---------------------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME
  Gain on sale of loans                                                            3,078             4,421               -
  Loan servicing fees                                                              1,442             1,101               -
  Fees on loans sold                                                               1,393               850             399
  Trust fees                                                                         522               399             202
  Service charges on deposit accounts                                                468               196             112
  Securities gains, net                                                               18                 -              21
  Gain on settlement of contingencies (note 14)                                        -               735               -
  Other                                                                              611               842             752
---------------------------------------------------------------------------------------------------------------------------
Total noninterest income                                                           7,532             8,544           1,486
---------------------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSE
  Salaries and employee benefits                                                  11,551             8,011           5,319
  Occupancy, net                                                                   2,264             1,520           1,165
  Data processing                                                                  1,014               624             335
  Marketing                                                                        1,102               682             288
  Amortization of deferred financing fees                                            542               768             641
  Merger related expenses                                                            891                 -               -
  Other                                                                            5,398             4,207           3,004
---------------------------------------------------------------------------------------------------------------------------
     Total noninterest expense                                                    22,762            15,812          10,752
---------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations before
  income taxes                                                                    (2,283)            1,002          (2,000)
Income tax benefit                                                                (1,310)             (512)              -
---------------------------------------------------------------------------------------------------------------------------

Income (Loss) from continuing operations                                            (973)            1,514          (2,000)

Loss from operations of discontinued subsidiaries                                      -               (17)           (236)
---------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                                               $   (973)            1,497          (2,236)
===========================================================================================================================

NET INCOME (LOSS) PER COMMON SHARE                                              $  (0.16)             0.24           (0.56)
===========================================================================================================================

WEIGHTED AVERAGE COMMON SHARES AND COMMON SHARE EQUIVALENTS                        6,134             6,153           4,035
===========================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)
                                                                                                                 NET
                                                                                NOTES                     UNREALIZED
                                                                           RECEIVABLE                    GAIN (LOSS)
                                                                        FROM OFFICERS   COMMON RETAINEDON SECURITIES        TOTAL
                                            PREFERRED   COMMON           FROM SALE OF    STOCK    EARNING  AVAILABLE SHAREHOLDERS'
                                                STOCK    STOCK  SURPLUS  COMMON STOCK WARRANTS  (DEFICIT)   FOR SALE       EQUITY
                                            --------------------------------------------------------------------------------------

Balance at December 31, 1993                   $  503    3,610   30,275           (58)      50   (17,169)         16       17,227

Payment of note receivable from Officer from
    sale of common stock                            -        -        -            58        -         -           -           58

Issuance of common stock, net of issuance costs     -    1,016    8,965             -        -         -           -        9,981

Issuance of preferred stock                       500        -        -             -        -         -           -          500

Issuance of warrant to acquire common stock         -        -        -             -       25         -           -           25

Conversion of preferred stock to common stock    (500)     119      381             -        -         -           -            -

Dividends on preferred stock                        -        -        -             -        -       (37)          -          (37)

Allocation of undivided profit                      -        -   (1,000)            -        -     1,000           -            -

Net loss                                            -        -        -             -        -    (2,236)          -       (2,236)

Change in net unrealized gain on securities
  available-for-sale, net of tax effect             -        -        -             -        -         -        (152)        (152)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                      503    4,745   38,621             -       75   (18,442)       (136)      25,366

Common stock issuance                               -    1,086   12,432             -        -         -           -       13,518

Dividends on preferred stock                        -        -        -             -        -       (45)          -          (45)

Allocation of undivided profit                      -        -   (1,000)            -        -     1,000           -            -

Net income                                          -        -        -             -        -     1,497           -        1,497

Change in unrealized loss on securities
  available-for-sale, net of tax effect             -        -        -             -        -         -         151          151
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                      503    5,831   50,053             -       75   (15,990)         15       40,487

Common stock issuance                               -      567    1,298             -        -         -           -        1,865

Conversion of preferred stock                    (503)     122      381             -        -         -           -            -

Repurchase of common stock                          -       (4)     (44)            -        -         -           -          (48)

Purchase of Wolfhoya Investments, Inc.              -       87    1,190             -       25         -           -        1,302

Net loss                                            -        -        -             -        -      (973)          -         (973)

Cash payment of fractional shares                   -        -       (7)            -        -         -           -           (7)

Change in net unrealized gain on securities
  available-for-sale, net of tax effect             -        -        -             -        -         -          (6)          (6)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                   $    -    6,603   52,871             -      100   (16,963)          9       42,620
=================================================================================================================================+

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                           YEARS ENDED DECEMBER 31 ,
                                                                              ---------------------------------------------
                                                                                    1996              1995            1994
                                                                              ---------------------------------------------
OPERATING ACTIVITIES:
  Net income (loss)                                                           $     (973)            1,514          (2,000)
  Adjustments to reconcile net income (loss) to net cash
     used for, or provided by, operating activities:
  Provision for possible loan losses                                               1,935             1,430             607
  Depreciation and amortization                                                    2,104             1,811           1,124
  Deferred income tax benefit                                                     (1,455)             (331)              -
  Gain on sale of investment securities, net                                         (18)                -             (21)
  Net accretion/amortization of investment securities                             (1,924)             (390)            (97)
  Net loss of discontinued operations                                                  -               (17)           (236)
  Decrease in net assets of discontinued operations                                    -             1,875             666
  Increase in other assets, net                                                   (5,273)           (4,813)         (1,809)
  Decrease in other liabilities, net                                               2,285             1,907           6,533
---------------------------------------------------------------------------------------------------------------------------
NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES                              (3,319)            2,986           4,767
---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
  Proceeds from maturities of Available-for-Sale securities                      308,424            80,234           8,900
  Proceeds from sales of Available-for-Sale securities                               498             5,006           4,944
  Proceeds from maturities of Held-to-Maturity securities                              -            64,766          31,320
  Purchases of securities                                                       (318,497)         (150,805)        (78,972)
  Net decrease (increase) in interest bearing deposits                            31,868            (8,401)        (29,000)
  Net increase in loans                                                         (235,420)          (62,649)        (85,764)
  Other                                                                                -                 -            (131)
  Purchase of Wolfhaya Investments, Inc., net of cash acquired                      (318)                -               -
  Purchases of premises and equipment, net                                        (7,925)          (11,409)         (6,334)
---------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                          (221,370)          (83,258)       (155,037)
---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
  Increase in deposit accounts                                                   212,371           183,673         123,721
  Increase (decrease)  in short-term borrowings, net                               6,191            (4,849)             70
  Commercial paper notes originated                                                    -           310,040       1,051,245
  Commercial paper notes principal repaid                                              -          (393,020)     (1,027,677)
  Proceeds from notes payable                                                     22,057             5,822           4,542
  Repayment of notes payable                                                     (10,758)           (1,998)         (2,500)
  Other, net                                                                           -              (257)             58
  Repurchase of common stock                                                         (48)                -               -
  Cash value of fractional shares upon exchange of shares                             (7)                -               -
  Issuance of common stock                                                         1,865            13,518           9,980
  Issuance of preferred stock                                                          -                 -             500
  Issuance of common stock warrants                                                    -                 -              25
  Cash dividends paid on preferred shares                                              -               (45)            (37)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        231,671           112,884         159,927
---------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                          6,982            32,612           9,657
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                  68,434            35,822          26,165
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                    $   75,416            68,434          35,822
===========================================================================================================================

Supplemental disclosures of cash flow information-cash paid during the year for:
     Interest paid                                                            $   23,874            14,880           6,225
     Income taxes paid                                                        $      138                 -               -
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Wintrust Financial Corporation ("Wintrust" or "Company") is a multi-bank holding company currently engaged in the business of providing financial services through its banking subsidiaries to customers in the Chicago metropolitan area and financing the payment of insurance premiums, on a national basis, through its subsidiary, First Premium Services, Inc. ("First Premium"). First Premium is a wholly owned subsidiary of Crabtree Capital Corporation ("Crabtree"). As of December 31, 1996, Wintrust owned five bank subsidiaries ("Banks"), all of which were de novo institutions, including Lake Forest Bank & Trust Company ("Lake Forest"), Hinsdale Bank & Trust Company ("Hinsdale"), North Shore Community Bank & Trust Company ("North Shore"), Libertyville Bank & Trust Company ("Libertyville"), and Barrington Bank & Trust Company ("Barrington").

The consolidated Wintrust entity was formed on September 1, 1996 through a merger transaction (the "Reorganization") whereby the holding companies of Lake Forest, Hinsdale, Libertyville and First Premium were merged with newly formed wholly-owned subsidiaries of North Shore Community Bancorp, Inc. (which changed its name to Wintrust Financial Corporation concurrent with the merger). The merger transaction was accounted for in accordance with the pooling-of-interest method of accounting for a business combination. Accordingly, the consolidated financial statements included herein reflect the combination of the historical financial results of the five entities and the recorded assets and liabilities have been carried forward to the consolidated Company at their historical cost.

In the preparation of the consolidated financial statements, management is required to make certain estimates and assumptions that affect the reported amounts contained in the consolidated financial statements. Management believes that the estimates made are reasonable; however, changes in estimates may be required if economic or other conditions change significantly beyond management's expectations.

Principles of Consolidation
The consolidated financial statements of Wintrust have been prepared in conformity with generally accepted accounting principles and prevailing practices of the banking industry. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Securities
The Company classifies securities in one of three categories: trading, held-to-maturity, or available-for-sale. Trading securities are bought principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and positive intent to hold the security until maturity. All other securities are classified as available-for-sale as they may be sold prior to maturity.

Held-to-maturity securities are stated at amortized cost which represents actual cost adjusted for amortization of premium and accretion of discount using methods that generally approximate the effective interest method. Available-for-sale securities are stated at fair value. Unrealized gains and losses on available-for-sale securities, net of related taxes, are excluded from earnings and reported as a separate component of shareholders' equity until realized.

Trading account securities are stated at fair value; however, the Company did not maintain any trading account securities in 1996, 1995, or 1994.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in noninterest income and are derived using the specific identification method for determining the cost of securities sold.

Loans and Allowance for Possible Loan Losses
Loans are recorded at the principal amount outstanding. Interest income is recognized when earned. The Company receives loan fees for loans originated, as well as for loan referrals. Fees and costs associated with loans originated by the Company are generally deferred and amortized over the life of the loan as an adjustment of yield using the interest method. Loan fees for referrals are recognized as income when received.

Finance charges on premium finance receivables are earned over the term of the loan based on actual funds outstanding, beginning with the funding date, using a method which approximates the effective yield actuarial method.

Interest income is not accrued on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations, or where interest or principal is 90 days or more past due, unless the loans are adequately secured and in the process of collection. Cash receipts on nonaccrual loans are generally applied to the principal balance until the remaining balance is considered collectible, at which time interest income may be recognized when received.

The allowance for possible loan losses is maintained at a level adequate to provide for possible loan losses. In estimating possible losses, the Company recognizes impaired loans. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Impaired loans are generally considered by the Company to be commercial and commercial real estate loans that are nonaccrual loans, restructured loans and loans with principal and/or interest at risk, even if the loan is current with all payments of principal and interest. Impairment is measured by determining the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the fair value of the underlying collateral. If the fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for possible loan losses.

Mortgage Servicing Rights
On January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 122, "Accounting for Mortgage Servicing Rights, an amendment to FASB Statement No. 65" (SFAS No. 122). SFAS No. 122 provides guidance for the recognition of mortgage servicing rights as a separate asset when servicing mortgage loans for others, regardless of how those rights are acquired. Also, SFAS No. 122 requires the measurement of impairment of those servicing rights based upon the difference between the carrying amount of the servicing rights and their current fair value with a valuation allowance utilized to account for the difference. The impact of the adoption of SFAS No. 122 was not material to the Company.

Serviced Premium Finance Receivables
Beginning in February, 1995, First Premium began selling its premium finance receivables to a wholly owned subsidiary, First Premium Financing Corporation ("FPFIN") which in turn sold the receivables to an independent third party who issued commercial paper to fund the purchase ("Commercial Paper Issuer"). FPFIN is a bankruptcy remote subsidiary established to facilitate the sale to the independent third party. First Premium retains servicing rights in connection with the sales of receivables. First Premium recognizes the contractual servicing and management fee income over the term of the receivables as it is earned. In addition, any excess income earned by the Commercial Paper Issuer above that which is required to fund interest on its outstanding commercial paper and provide for normal servicing to First Premium is payable as additional servicing ("Excess Servicing"). Excess Servicing income over the expected life of the receivables sold is estimated by First Premium at the time of each sale and recorded as a sales gain receivable on the financial statements of First Premium.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets ranging from three to ten years for equipment and the useful life or life of the lease for premises and leasehold improvements. Additions to premises are capitalized. Maintenance and repairs are charged to expense as incurred.

Long-lived Assets and Long-lived Assets to be Disposed of
On January 1, 1996, the Company adopted Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment is measured based on the present value of expected future cash flows from the use of the asset and its eventual disposition. If the expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on current fair values. As the Company regularly reviews its long-lived assets for impairment and adjusts the carrying amounts as appropriate, the adoption of this statement did not have a material impact on the consolidated financial statements of the Company.

Intangible Assets
Goodwill, representing the cost in excess of the fair value of net assets acquired is primarily amortized on a straight-line basis over a period of 15 years.

Deferred organizational costs consist primarily of professional fees and other start-up costs and are being amortized over 5 years.

Trust Assets
Assets held in fiduciary or agency capacity for customers are not included in the consolidated financial statements as such are not assets of Wintrust or its subsidiaries. Fee income is recognized on an accrual basis for financial reporting purposes.

Income Taxes
Beginning September 1, 1996, Wintrust became eligible to file consolidated Federal and state income tax returns. The subsidiaries provide for income taxes on a separate return basis and remit to Wintrust amounts determined to be currently payable.

Prior to the Reorganization on September 1, 1996, Lake Forest, Hinsdale, Libertyville, North Shore, and First Premium and their respective holding companies each filed separate consolidated Federal and state income tax returns.

Tax benefits attributable to losses are recognized and allocated to the extent that such losses can be utilized in the consolidated return.

Wintrust and subsidiaries record income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash Equivalents
For purposes of the consolidated statement of cash flows, Wintrust considers all cash on hand, cash items in the process of collection, amounts due from correspondent banks and federal funds sold to be cash equivalents.

Earnings per Share
Earnings per share are calculated by dividing net income, after consideration of preferred stock dividends, by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents are calculated using the treasury stock method. Because no active market for the Company's stock existed during the three years ended December 31, 1996, estimates of market value based on limited trading volume were used to determine the dilutive effects of the outstanding stock options, stock rights and stock warrants.

Discontinued Operations
The Company has presented as discontinued operations, the results of operations and loss on sale of certain insurance operating subsidiaries. Information regarding the results of operations are not presented as they are not deemed material by management.

Stock Option Plans
As of December 31, 1996, the Company adopted the disclosure requirements of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation." The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized by the Company for its plans. Further disclosures are presented in note 12.

(2)  SECURITIES
The following tables present carrying amounts and gross unrealized gains and losses for the securities held-to-maturity and available-for-sale at December 31, 1996 and 1995 (in thousands). These tables are by contractual maturity which may differ from actual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

========================================================================
                                            DECEMBER 31, 1996
                            --------------------------------------------
                                            GROSS       GROSS
                            AMORTIZED  UNREALIZED  UNREALIZED      FAIR
                                 COST       GAINS      LOSSES     VALUE
                            --------------------------------------------
Held-to-maturity:
   U.S. Treasury - due
     in one to five years     $ 5,001           -         (88)    4,913
                            --------------------------------------------
Available-for-sale:
   U.S. Treasury - due in
     one year or less           9,688           3          (2)    9,689
   Federal agencies - due in
     one year or less          19,642           4          (5)   19,641
   Municipals - due in
     one  year or less            317           -           -       317
   Corporate notes - due in
     one  year or less         32,986           5          (2)   32,989
   Corporate notes - due in
     one  to five years         5,216          19          (5)    5,230
   Federal Reserve Bank stock   1,521           -           -     1,521
                            --------------------------------------------
   Total securities
     available-for-sale        69,370          31         (14)   69,387
                            --------------------------------------------
   Total securities           $74,371          31        (102)   74,300
========================================================================

========================================================================
                                            DECEMBER 31, 1995
                            --------------------------------------------
                                            GROSS       GROSS
                            AMORTIZED  UNREALIZED  UNREALIZED      FAIR
                                 COST       GAINS      LOSSES     VALUE
                            --------------------------------------------
Held-to-maturity:
   U.S. Treasury - due
     in one to five years     $ 5,002           -         (43)    4,959
                            --------------------------------------------
Available-for-sale:
   U.S. Treasury - due in
     one year or less           5,520           9           -     5,529
   Federal agencies - due in
     one year or less          23,197           -         (17)   23,180
   Federal agencies - due in
     one to five years          2,503           -         (12)    2,491
   Corporate notes - due in
     one year or less          15,594          16          (3)   15,607
   Corporate notes - due in
     one  to five years        10,125          39          (9)   10,155
   Federal Reserve Bank stock     925           -           -       925
                            --------------------------------------------
Total securities
   available-for-sale          57,864          64         (41)   57,887
                            --------------------------------------------

Total securities              $62,866          64         (84)   62,846
========================================================================

In 1996, 1995 and 1994, Wintrust had gross realized gains on sales of available-for-sale securities of $18,000, $200 and $21,000, respectively. Wintrust had no realized losses on sales of securities in 1996, 1995 and 1994. Proceeds from sales of available-for-sale securities during 1996, 1995 and 1994 were $498,000, $5,006,000 and $4,944,000, respectively. At December 31, 1996 and
1995, securities having a carrying value of $52,658,000 and $29,240,000, respectively, were pledged as collateral for securities sold under agreement to repurchase, public deposits, and trust deposits. The Company had no securities sold under agreement to repurchase at December 31, 1996 and 1995.

The Financial Accounting Standards Board's (FASB's) issuance of A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt & Equity Securities, permitted the transfer of securities from the Held-to-Maturity classification to the Available-for-Sale classification during the period from November 15, 1995 to December 31, 1995, with no recognition of any related unrealized gain or loss in current earnings. On December 29, 1995, the amortized cost and net unrealized gain of Wintrust's portfolio of securities held-to-maturity transferred to the securities available-for-sale classification were $59,356,000 and $334,000, respectively.

(3)  LOANS
A summary of the loan portfolio by category at December 31, 1996 and 1995 is as follows (in thousands):

================================================================
                                            1996          1995
                                        ------------------------
Commercial and commercial real estate   $ 182,403       101,271
Home equity                                87,303        54,592
Residential                                51,673        37,074
Premium finance                            59,240        15,703
Indirect auto                              91,211        38,831
Installment                                23,717        12,524
                                        ------------------------

                                          495,547       259,995
Less: Unearned finance charges              2,999         1,764
                                        ------------------------
Total loans                             $ 492,548       258,231
================================================================

Certain officers and directors of Wintrust and its subsidiaries and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans totaling $9,992,000 and $4,430,000 at December 31, 1996 and 1995, respectively, were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers.


(4)  ALLOWANCE FOR POSSIBLE LOAN LOSSES
A summary of the allowance for possible loan losses for years ending December 31, 1996, 1995 and 1994 is as follows (in thousands):

=================================================================
                                        1996      1995      1994
                                     ----------------------------

Allowance at beginning of period$      2,763     1,702     1,357
Provision                              1,935     1,430       607
Charge-offs-continuing operations       (520)     (290)      (60)
Charge-offs-discontinued operations     (583)     (109)     (205)
Recoveries                                41        30         3
                                     ----------------------------
Allowance at end of period           $ 3,636     2,763     1,702
=================================================================

The provision for possible loan losses is charged to operations, and recognized loan losses (recoveries) are charged (credited) to the allowance. At December 31, 1996, 1995 and 1994, non-accrual loans had a carrying value of $1,686,000, $1,778,000 and $4,000, respectively.

At December 31, 1996 and 1995, loans that were considered to be impaired totaled $1,444,000 and $1,736,000, respectively, for which no specific allowance for loan losses was required as of and for the years then ended. The average balance of impaired loans during 1996 and 1995 was approximately $1,322,000 and $930,000, respectively. All of the impaired loans are included in the nonaccrual loan amount listed above. Management evaluated the value of the loans primarily by using the fair value of the collateral. Interest income foregone on these loans during 1996 and 1995 was not material.

(5)  SERVICED RECEIVABLES AND SECURITIZATION FACILITY
Receivables sold and serviced by First Premium were $52,070,000 and $101,871,000 at December 31, 1996 and 1995, respectively. The receivables are sold pursuant to a securitization facility established February 2, 1995. Unamortized deferred costs associated with this facility amounted to approximately $80,000 and $461,000 at December 31, 1996 and 1995, respectively.

The securitization facility is an independent vehicle into which $200 million of receivables may be sold and funded by the Commercial Paper Issuer, subject to certain terms and conditions. In connection with this facility, First Premium formed a wholly owned, bankruptcy remote subsidiary, FPFIN, to purchase the receivables from First Premium and simultaneously sell the receivables to the Commercial Paper Issuer. All the receivable sales are without recourse. The sale of loans to the Commercial Paper Issuer were accounted for as sales and, accordingly, the loans are not included in the consolidated financial position of the Company. FPFIN recognizes a gain at the time of each sale based on its estimate of excess servicing, as defined in Note 1, to be earned over the life of the receivables sold. All of FPFIN's accounts are maintained by First Premium and consolidated in the financial statements.

Also, pursuant to the Sales and Servicing Agreement, First Premium is required to maintain facility collateral at an amount equal to 105.5% of commercial paper outstanding. The amount of this overcollateralization is recorded as loans on the Company's consolidated financial statements and was $4,854,000 and $6,630,000 at December 31, 1996 and December 31, 1995, respectively.

Subsequent to the Reoganization on September 1, 1996, the premium finance loan originations have generally been sold to the Banks and consequently remain as an asset of the Company. Accordingly, the assets serviced by First Premium in the securitization facility are being reduced as the existing loans are repaid.


(6)  PREMISES AND EQUIPMENT, NET
A summary of premises and equipment at December 31, 1996 and 1995 is as follows (in thousands):

===========================================================
                                       1996          1995
                                    -----------------------
Land                                $  4,426         4,159
Buildings and improvements            22,024        16,422
Furniture and equipment                7,263         5,308
                                    -----------------------
                                      33,713        25,889
Less accumulated depreciation
   and amortization                    3,436         1,890
                                    -----------------------

Premises and equipment, net         $ 30,277        23,999
===========================================================

(7)  TIME DEPOSITS
Certificates of deposit in amounts of $100,000 or more approximated $159,668,000 and $93,618,000, respectively, at December 31, 1996 and 1995. Interest expense related to these deposits approximated $4,270,000, $2,769,000 and $955,000 for the periods ended December 31, 1996, 1995 and 1994, respectively.

(8)  COMMERCIAL PAPER
Prior to the  formation  of its current  securitization  facility on February 2,
1995, First Premium sold its premium finance receivables to First Premium Funding Corporation ("FPFC"), a special purpose corporation nominally capitalized by a third party, which issued commercial paper to fund its purchases. The commercial paper notes had maturities of 1 to 270 days, and were secured by the premium finance receivables. Due to the nominal third party capitalization of FPFC, the Company's consolidated financial statements include the results of operations and financial position of FPFC, including the related commercial paper.

The table below sets forth information concerning outstanding commercial paper and its related cost. These amounts are computed using the average daily balances during the period from January 1, 1995 through February 2, 1995.

=============================================================
                                           JANUARY 1, 1995
                                                THROUGH
                                           FEBRUARY 2, 1995
                                           ----------------
Average amount outstanding                   $81,015,757
Maximum month-end amount
   outstanding during the period             $85,000,000
Average yield at:
   End of period                                   6.10%
   During the period                               5.96%
=============================================================

A party provided credit enhancement ("Credit Enhancer") for commercial paper issued by FPFC. The Credit Enhancer also provided temporary liquidity to FPFC. As an incentive for the Credit Enhancer to participate in the facility, First Premium issued warrants to purchase its common stock and a subordinated promissory note with a face value of $557,000 to the Credit Enhancer. In conjunction with the Reorganization, the Credit Enhancer exchanged its warrants to acquire First Premium stock for Wintrust common stock. The exercise price for the warrants were contributed to Wintrust by the warrant holder and the proceeds thereof were used to retire the subordinated promissory note held by the Credit Enhancer.

(9)  NOTES AND LOANS PAYABLE
A summary of notes and loans payable at December 31, 1996 and 1995, is as follows (in thousands):

===========================================================
                                        1996          1995
                                    -----------------------
Revolving credit lines - secured
   Company                          $ 22,057             -
   Banking subsidiaries                    -         5,552
   Premium finance subsidiary              -           200
Revolving credit line - unsecured          -         1,700
Subordinated notes payable                 -         1,992
Note payable, other                        -         1,314
                                    -----------------------
                                    $ 22,057        10,758
===========================================================

Effective September 1, 1996, the Company entered into a $25 million revolving credit line, which bears interest at a floating rate equal to, at the Company's option, either the lender's prime rate or the London Inter-Bank Offered Rate plus 1.50%. This revolving credit line has a maturity date of September 1, 1997, and is secured by the stock of the subsidiary bank holding companies and the subsidiary banks, other than Barrington (see note 21). On March 18, 1997, the Company reduced the outstanding debt to approximately $2.5 million by utilizing the proceeds from the common stock offering (see note 22).

Subsequent to the Reorganization, each of the following referenced notes and loans payable were retired.

Revolving credit lines - secured, premium finance subsidiary, represented amounts outstanding under a revolving loan agreement used to fund overcollateralization requirements for the securitization facility. The credit line provided a lien and first security interest in the retained premium finance receivables as well as restrictions on maintenance of various operating ratios and tangible net worth. The credit line provided financing up to a maximum of $13 million with interest charged at prime or prime plus 1.5% depending upon the extent of funds borrowed.

Revolving credit lines - secured, banking subsidiaries, represented various financing arrangements to meet operating needs. These arrangements were 100% secured by the common stock of the banks and interest was changed at prime rate with commitment fees of 1/4 of 1% per annum on amounts undrawn.

Revolving credit line - unsecured represented amounts outstanding under a $2.0 million loan arrangement. This loan was guaranteed by a shareholder of the Company.

Subordinated notes represented $1.5 million due to a shareholder and $492,000 representing advances from the Credit Enhancer of the securitization facility. The $1.5 million note had interest charged at prime plus 0.5% to 1.5%. The note was repaid at the option of the holder through exercise of stock warrants issued in connection with the subordinated note.

Notes payable - other consisted principally of amounts borrowed to fund the purchase of banking subsidiary real estate and to cover initial start-up expenses. This note had interest charged at 9% per annum.

(10)   LEASE EXPENSE AND OBLIGATIONS
Gross rental expense for all operating leases was $659,000, $554,000 and $497,000, in 1996, 1995 and 1994, respectively. Lease commitments are primarily for office space. Minimum gross rental commitments and minimum gross rental income as of December 31, 1996 for all noncancelable leases are as follows (in thousands):

===========================================================
                                       MINIMUM     MINIMUM
                                        GROSS        GROSS
                                       RENTAL       RENTAL
                                       EXPENSE      INCOME
                                     ----------------------
1997                                 $   649            59
1998                                     681           158
1999                                     705           158
2000                                     589           158
2001                                     464           158
2002 and thereafter                      981           320
                                     ----------------------
Total minimum future rentals         $ 4,069         1,011
===========================================================

(11)   INCOME TAXES
Wintrust had no Federal or state income tax expense in each of the years in the three-year period ended December 31, 1996. In 1996 and 1995, the Company recorded a tax benefit of $1.3 million and $512,000, respectively, as management determined that the realization of certain deferred tax assets not previously recorded would more likely than not be recognized.

The components of the 1996 income tax benefit were a current income tax expense of approximately $145,000 and a deferred income tax benefit of approximately $1,455,000. In 1995, the benefit recorded was all a deferred income tax benefit.

Income taxes for 1996, 1995 and 1994 differ from the expected tax expense for those years (computed by applying the applicable statutory U.S. Federal income tax rate of 34% to income before income taxes) as follows (in thousands):

=======================================================================
                                               YEAR ENDED DECEMBER 31,
                                           ----------------------------
                                              1996      1995      1994
                                           ----------------------------
Computed "expected" income
   tax expense (benefit)                   $  (776)      341      (679)
Increase (decrease) in tax resulting from:
   Change in the beginning-of-the-year
     balance of the valuation allowance
     for deferred tax assets                  (853)     (698)      684
   Merger costs                                305         -         -
   Other, net                                   14      (155)       (5)
                                           ----------------------------
Income tax benefit                         $(1,310)     (512)        -
=======================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and 1995 are presented below (in thousands):

================================================================
                                              1996         1995
                                           ---------------------
Deferred tax assets:
   Allowance for possible loan losses$         791          503
   Startup costs                               291          425
   Federal net operating loss carryforward   9,535        8,685
   State net operating loss carryforward     1,667        1,496
   Deferred compensation                       263            -
   Other, net                                  146          396
                                           ---------------------
Total gross deferred tax assets             12,693       11,505
Valuation allowance                          8,137        8,990
                                           ---------------------
Total net deferred tax assets                4,556        2,515
----------------------------------------------------------------

Deferred tax liabilities:
   Premises and equipment, due to
     differences in depreciation               186          313
   Accrual to cash adjustment                1,232        1,218
   Unrealized gain on available-for-sale
     securities                                  8          114
   Other, net                                1,434          521
                                           ---------------------
Total gross deferred tax liabilities         2,860        2,166
                                           ---------------------
Net deferred tax assets                    $ 1,696          349
================================================================

During 1994, realization of deferred tax assets was uncertain due to the lack of an adequate earnings history for Wintrust and its subsidiaries. As a result, in 1994, a valuation allowance was established for the portion of the gross deferred tax assets not offset by deferred tax liabilities. During 1995 and 1996, management determined that a valuation allowance should only be established for a portion of the deferred tax asset. This determination was made based upon the profitability attained by certain of the operating subsidiaries during 1995 and future earnings estimates. As such, management established a valuation allowance as indicated in the table above.

At December 31, 1996, Wintrust and its subsidiaries had Federal net operating losses of approximately $28,044,000 and state net operating losses of approximately $23,231,000. Such amounts are available for carryforward to offset future taxable income and expire in 2000-2010. Utilization of the net operating losses are subject to certain statutory limitations. Additionally, the federal net operating losses of the predecessor companies prior to the Reorganization are only available to be utilized by the respective companies that generated the losses.

(12)  COMPENSATION PLANS
Wintrust, Lake Forest Bancorp, Inc., Hinsdale Bancorp, Inc., Libertyville Bancorp, Inc., Crabtree Capital Corporation and First Premium Services, Inc. have adopted various stock option plans (Plans) which provide options to purchase shares of Wintrust's common stock at the fair market value of the stock on the date the option is granted. The Plans permit the grant of incentive stock options, nonqualified stock options, and restricted stock. Collectively, the Plans cover substantially all employees of Wintrust. The incentive and nonqualified options expire at such time as the Stock Option Committee shall determine at the time of grant, however, in no case shall they be exercisable later than ten years after the grant. Under the subsidiary bank holding companies' Plans, the options generally vest at a rate of 10% in the first year subsequent to the grant, 10% in the second year subsequent to the grant, and continue to vest in 20% increments in years in which the respective subsidiary bank holding companies attain certain profitability levels. All of the Crabtree and First Premium options were or became fully vested during 1996.

A summary of the aggregate activity of the Plans for 1996, 1995 and 1994 is as follows:

==========================================================================
                               COMMON          RANGE OF  WEIGHTED AVERAGE
                               SHARES     STRIKE PRICES      STRIKE PRICE
                              --------------------------------------------
Outstanding at
   December 31, 1993          523,129    $  5.80-$21.13           $  7.80
Granted                       253,059    $  7.75-$9.69            $  9.06
Exercised                       1,935    $  7.24                  $  7.24
Forfeited or canceled          22,249    $  7.24                  $  7.24
                              --------------------------------------------
Outstanding at
   December 31, 1994          752,004    $  5.80-$21.13           $  8.23
Granted                       168,029    $  9.30-$14.53           $ 11.56
Exercised                      11,250    $  7.75                  $  7.75
Forfeited or canceled           2,418    $  7.75-$9.30            $  8.37
                              --------------------------------------------
Outstanding at
   December 31, 1995          906,365    $  5.80-$21.13           $  8.85
Granted                       309,573    $11.37-$15.25            $ 13.75
Exercised                      13,690    $  6.31-$9.69            $  8.27
Forfeited or canceled          52,924    $  6.31-$21.13           $ 10.81
                              --------------------------------------------
Outstanding at
   December 31, 1996        1,149,324    $  5.80-$21.13           $ 10.10
==========================================================================

At December 31, 1996, the weighted-average remaining contractual life of outstanding options was 7.0 years. Additionally, at December 31, 1996 and 1995, the number of options exercisable was 659,627 and 489,928, respectively, and the weighted-average per share exercise price of those options was $8.62 and $8.08, respectively.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the date of grant for awards under the stock option plans consistent with the method of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (dollars in thousands):

===================================================================
                                            YEAR ENDED DECEMBER 31,
                                            -----------------------
                                               1996         1995
                                            -----------------------

Net income                    As reported     $(973)       1,497
                                Pro forma    (1,455)       1,456

Primary earnings per share    As reported    $(0.16)        0.24
                                Pro forma     (0.24)        0.24
===================================================================

The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the years ended December 31, 1996 and 1995, respectively: dividend yield of 0% for each period; expected volatility of 20% for each period; risk free rate of return of 6.4% and 6.6%; and, expected life of 10 years for each period.

Under the provisions of Statement No. 123, pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans (401(k) Plans). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary reductions at their direction, limited to $9,500 annually. Employer contributions to the 401(k) Plans are made at the employer's discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company's expense for the employer contributions to the 401(k) Plans was $37,457, $32,718, and $22,986 in 1996, 1995 and 1994,
respectively.

The Company does not currently offer other postretirement benefits such as health care or other pension plans.

(13)  REGULATORY MATTERS
Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. No cash dividends were paid to Wintrust by the Banks during the years ended December 31, 1996, 1995 and 1994.

The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 1996 and 1995, reserve balances of approximately $2,512,000 and $1,663,000, respectively, were required.

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy requires the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1996, that the Company and the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 1996 the most recent notification from the Banks' primary federal regulator categorized the Banks as either well capitalized or adequately capitalized under the reg ulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. The Company's and the Banks' actual capital amounts and ratios as of December 31, 1996 are also presented in the table (dollars in thousands).

==========================================================
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):

                                       TO BE ADEQUATELY
                                        CAPITALIZED BY
                     ACTUAL          REGULATORY DEFINITION
                ------------------------------------------
                 AMOUNT    RATIO       AMOUNT      RATIO
                ------------------------------------------
Consolidated    $44,361      8.0%     $44,338      8.0%
Lake Forest      17,303      8.7       15,995      8.0
Hinsdale         13,343      9.6       11,062      8.0
North Shore      14,983     11.7       10,288      8.0
Libertyville      8,606     13.6        5,047      8.0
==========================================================

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):

                                       TO BE ADEQUATELY
                                        CAPITALIZED BY
                      ACTUAL         REGULATORY DEFINITION
                ------------------------------------------
                 AMOUNT     RATIO      AMOUNT       RATIO
                ------------------------------------------
Consolidated    $40,725     7.3%      $22,169      4.0%
Lake Forest      16,022     8.0         7,997      4.0
Hinsdale         12,463     9.0         5,531      4.0
North Shore      14,184    11.0         5,144      4.0
Libertyville      8,256    13.1         2,523      4.0
==========================================================

TIER 1 CAPITAL (TO AVERAGE QUARTERLY ASSETS):

                                       TO BE ADEQUATELY
                                        CAPITALIZED BY
                     ACTUAL          REGULATORY DEFINITION
                ------------------------------------------
                 AMOUNT     RATIO      AMOUNT      RATIO
                ------------------------------------------
Consolidated    $40,725      6.4%     $25,421      4.0%
Lake Forest      16,022      6.2       10,281      4.0
Hinsdale         12,463      8.2        6,063      4.0
North Shore      14,184      9.1        6,249      4.0
Libertyville      8,256     11.7        2,827      4.0
==========================================================

The ratios required for the Banks to be "well capitalized" by regulatory definition are 10.0%, 6.0%, and 5.0% for the Total Capital-to-Risk Weighted Assets, Tier 1 Capital-to-Risk Weighted Assets and Tier 1 Capital-to-Quarterly Assets ratios, respectively.

Barrington Bank, which is "well capitalized" in all capital categories is not presented above. That Bank's ratios are not meaningful because it opened during the last few weeks of 1996.

Subsequent to December 31, 1996, the Company raised additional capital through a public offering of its common stock (see note 22).

(14)  COMMITMENTS AND CONTINGENCIES
In connection with a purchase agreement for a subsidiary of Crabtree, a provision was made for additional contingent consideration pending the outcome of certain tax litigation and other contingencies of that subsidiary. If such contingencies were favorably resolved, Crabtree would have been required to contribute up to $3,450,000 to the subsidiary. This additional capital contribution was fully reserved for in the Company's financial statements in 1987. In early 1995, the last remaining contingency under the purchase agreement was satisfied and in March, 1995, the subsidiary made a formal request of Crabtree for the maximum amount of the contribution. Crabtree disputed the amounts owed and in September, 1995, Crabtree reached a settlement with the subsidiary. Under the terms of the settlement agreement, Crabtree effectively bought out the minority shareholders of the subsidiary by having the subsidiary repurchase all of its stock held by the minority shareholders. A purchase price was negotiated which included a deemed capital contribution by Crabtree of $1.7 million. As a result of this settlement, a gain of $735,000 was recorded in 1995.

In the ordinary course of business, there are various other legal proceedings pending against the Company. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.

(15)  FAIR VALUE OF FINANCIAL INSTRUMENTS
Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of Wintrust's financial instruments at December 31, 1996 and 1995 (in thousands).


==========================================================================================================================
                                                                      AT DECEMBER 31, 1996           AT DECEMBER 31, 1995
                                                                   -------------------------------------------------------
                                                                   CARRYING           FAIR          CARRYING        FAIR
                                                                     VALUE            VALUE           VALUE         VALUE
                                                                   -------------------------------------------------------
Financial assets:
   Cash and demand balances from banks                             $ 36,581          36,581         12,622         12,622
   Federal funds sold                                                38,835          38,835         55,812         55,812
   Interest-bearing deposits at banks                                18,732          18,732         50,600         50,600
   Held-to-maturity securities                                        5,001           4,913          5,002          4,959
   Available-for-sale securities                                     69,387          69,387         57,887         57,887
   Loans                                                            492,548         492,741        258,231        258,424
   Allowance for possible loan losses                                (3,636)             -          (2,763)            -
   Accrued interest receivable                                        4,034           4,034          2,742          2,742
Financial liabilities:
   Non-maturity deposits                                            293,630         293,630        200,986        200,986
   Deposits with stated maturities                                  324,399         325,380        204,672        206,170
   Notes payable                                                     22,057          22,057         10,758         10,758
   Short-term borrowings                                              7,058           7,058            867            867
   Accrued interest payable                                             930             930            649            649
==========================================================================================================================

Cash and demand balances from banks and Federal funds sold: The carrying value of cash and demand balances from banks approximates fair value due to the short maturity of those instruments.

Interest-bearing deposits at banks and securities: Fair values of these instruments are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable assets.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are analyzed by type such as commercial, residential real estate, etc. Each category is further segmented into fixed and variable interest rate terms.

For variable-rate loans that reprice frequently, estimated fair values are based on carrying values. The fair value of residential real estate loans is based on secondary market sources for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value for other loans is estimated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate inherent in the loan.

Accrued interest receivable and accrued interest payable: The carrying value of accrued interest receivable and accrued interest payable approximates market value due to the relatively short period of time to expected realization.

Deposit liabilities: The fair value of deposits with no stated maturity, such as non-interest bearing deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand as of year-end (i.e. the carrying value). The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently in effect for deposits of similar remaining maturities.

Notes payable and short-term borrowings: The carrying value of notes payable and short-term borrowings approximate fair value due to the relatively short period of time to maturity or repricing.

Commitments to extend credit and standby letters of credit: The fair value of commitments to extend credit is based on fees currently charged to enter into similar arrangements, the remaining term of the agreement, the present creditworthiness of the counterparty, and the difference between current interest rates and committed interest rates on the commitments. Because most of Wintrust's commitment agreements were recently entered into and/or contain variable interest rates, the carrying value of Wintrust's commitments to extend credit approximates fair value. The fair value of letters of credit is based on fees currently charged for similar arrangements.

(16)  RELATED-PARTY TRANSACTIONS
During 1994, 1995 and a portion of 1996, Crabtree's bank debt was guaranteed by a significant shareholder and principal officer of the Company. Crabtree agreed to pay a fee to this individual for the guarantee at a rate of 1.5% of the balance of the debt guaranteed. These transactions resulted in expense of $22,087, $32,973 and $29,840 in 1996, 1995 and 1994, respectively, and are
included  in  other  expense  on  the  Company's   consolidated   statements  of
operations.

(17)  RIGHTS AND WARRANTS TO ACQUIRE COMMON STOCK
The Company maintains a stock rights plan that entitles the holder to purchase one share of the Company's common stock at purchase prices ranging from $7.75 to $11.62 per share. The plan was adopted on December 1, 1993 and expires on December 1, 2003. The plan provides for the issuance of a total of 103,236 such rights. All of the stock rights under the plan have been awarded. As of December 31, 1996, none of the stock rights have been exercised.

The Company has also issued warrants to acquire common stock. The warrants entitle the holder to purchase one share of the Company's common stock at purchase prices ranging, at December 31, 1996, from $14.85 to $15.00 per share. There were 155,430 outstanding warrants to acquire common stock at December 31, 1996 with expirations dates ranging from December, 2002 through November, 2005.

(18)  BUSINESS COMBINATION
On September 1, 1996, Wintrust Financial Corporation (formerly known as North Shore Community Bancorp, Inc.) issued approximately 5.3 million shares of common stock and approximately 122,000 warrants to acquire common stock in exchange for all outstanding common stock and warrants, if applicable, of Lake Forest Bancorp, Inc., Hinsdale Bancorp, Inc., Libertyville Bancorp, Inc. and Crabtree Capital Corporation based upon exchange ratios approved by shareholders of each of the companies. The combination was accounted for under the pooling of interests method.

The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below (in thousands).

========================================================================
                                       EIGHT MONTHS        YEARS
                                          ENDED            ENDED
                                        AUGUST 31,       DECEMBER 31,
                                       ---------------------------------
                                          1996         1995        1994
                                       ---------------------------------
Net interest income:
   Lake Forest Bancorp, Inc.           $ 3,648        4,431       2,877
   Hinsdale Bancorp, Inc.                2,380        2,067         573
   North Shore Community Bancorp, Inc.   2,140        1,746         184
   Libertyville Bancorp, Inc.              875          157           -
   Crabtree Capital Corporation            366        1,299       4,239
                                       ---------------------------------
     Consolidated                      $ 9,409        9,700       7,873
------------------------------------------------------------------------

Other noninterest income:
   Lake Forest Bancorp, Inc.           $   726        1,115         649
   Hinsdale Bancorp, Inc.                  507          572         237
   North Shore Community Bancorp, Inc.     429          264          36
   Libertyville Bancorp, Inc.              132           21           -
   Crabtree Capital Corporation          3,352        6,572         564
                                       ---------------------------------
     Consolidated                      $ 5,146        8,544       1,486
------------------------------------------------------------------------

Net income (loss):
   Lake Forest Bancorp, Inc.           $   545        1,015         508
   Hinsdale Bancorp, Inc.                   29          420        (893)
   North Shore Community Bancorp, Inc.    (901)        (862)       (896)
   Libertyville Bancorp, Inc.             (862)        (958)          -
   Crabtree Capital Corporation           (727)       1,882        (955)
                                       ---------------------------------
     Consolidated                      $(1,916)       1,497      (2,236)
========================================================================


(19)  ACQUISITION
On October 24, 1996, the Board of Directors approved the acquisition of Wolfhoya Investments, Inc. ("Wolfhoya"), a company organized prior to the reorganization of the Company (see note 18) by certain directors and executive officers of the Company for purposes of organizing a de novo bank in Barrington, Illinois. Also, on October 24, 1996, an Agreement and Plan of Merger by and between Wintrust Financial Corporation and Wolfhoya Investments, Inc. was executed. The Company issued an aggregate of 87,556 shares of Common Stock to complete the acquisition which was accounted for under the purchase method and, accordingly, the results of operations are included in the Consolidated Statements of Operations from the date of acquisition. In addition, there were outstanding common stock warrants and stock options of Wolfhoya that, as a result of the transaction, converted by their terms into Warrants to purchase 16,838 shares and Options to purchase 68,534 shares of Common Stock of the Company, all at the adjusted exercise price of $14.85 per share. As part of the transaction, the Company assumed approximately $502,000 of Wolfhoya's outstanding debt which amount was refinanced under the Company's revolving line of credit. Barrington Bank and Trust Company, the de novo bank which Wolfhoya began organizing, opened for business on December 19, 1996.

(20)  WINTRUST FINANCIAL CORPORATION
       (Parent Company Only)

The Company's condensed balance sheets as of December 31, 1996 and 1995, and the related condensed statements of operations and cash flows for the three years ended December 31, 1996 are as follows (in thousands, except per share data):

===================================================================
WINTRUST FINANCIAL CORPORATION (Parent Company Only)
BALANCE SHEET DATA


                                           YEARS ENDED DECEMBER 31,
                                           ------------------------
                                                 1996         1995
                                           ------------------------
ASSETS
Cash                                        $      63         1,113
Investment in subsidiaries                     62,262        39,162
Due from subsidiary                               785             -
Other assets                                    1,834           212
                                           ------------------------
Total assets                                $  64,944        40,487
-------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities                           $     267             -
Notes payable                                  22,057             -
Shareholders' equity                           42,620        40,487
                                           ------------------------
Total liabilities and shareholders' equity  $  64,944        40,487
===================================================================

WINTRUST FINANCIAL CORPORATION (Parent Company Only)
STATEMENTS OF OPERATION DATA

                                        YEARS ENDED DECEMBER 31,
                                        -------------------------
                                        1996      1995      1994
                                        -------------------------
INCOME
Interest income                      $     3         -        26
Other income                               -         -        19
                                        -------------------------
Total income                               3         -        45

EXPENSES
Interest expense                         383         -        12
Salaries and employee benefits           107         -       243
Merger                                   173         -         -
Other                                    213        56        95
Goodwill and organizational cost
   amortization                           26        14         9
                                        -------------------------
Total expenses                           902        70       359
                                        -------------------------
Loss before income taxes and equity
   in undistributed net income (loss)
   of subsidiaries                      (899)      (70)     (314)
Income tax benefit                      (257)        -         -
                                        -------------------------
Loss before equity in undistributed
   net income (loss) of subsidiaries (642) (70) (314) Equity in undistributed net income
   (loss) of subsidiaries               (331)    1,567    (1,922)
                                        -------------------------
Net income (loss)                    $  (973)    1,497    (2,236)
                                        -------------------------
Net income (loss) per
   common share                      $ (0.16)     0.24     (0.56)
=================================================================

WINTRUST FINANCIAL CORPORATION (Parent Company Only)
STATEMENTS OF CASH FLOWS

          YEARS ENDED DECEMBER 31,
                                        YEARS ENDED DECEMBER 31,
                                     ----------------------------
                                        1996      1995      1994
                                     ----------------------------
Operating activities:
Net income (loss)                    $ (973)     1,497    (2,236)
Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
   Amortization of goodwill and
     organizational costs                26         14         9
   Deferred income tax benefit         (257)         -         -
   Decrease in other assets              64         92       120
   Increase in other liabilities        267          -         -
   Equity in undistributed net income
     (loss) of subsidiaries            (331)     1,567    (1,922)
                                     ----------------------------
Net cash provided by (used for)
   operating activities              (1,204)     3,170    (4,029)
                                     ----------------------------

Investing activities:
   Capital infusions to
     subsidiaries                   (22,610)   (16,557)   (5,471)
   Purchase of Wolfhoya Investments,
     Inc., net of cash acquired        (318)         -         -
                                     ----------------------------
Net cash used for investing
 activities                         (22,928)  (16,557)   (5,471)
                                     ----------------------------

Financing activities:
   Common stock issuance, net         1,858    13,518     9,981
   Preferred stock issuance               -         -       500
   Dividends on preferred stock           -       (45)      (37)
   Issuance of common stock warrants      -         -        25
   Repurchase of common stock           (48)        -         -
   Increase in notes payable         22,057         -         -
   Advances to subsidiaries            (785)        -         -
   Other                                  -         -        58
                                     ----------------------------
Net cash provided by financing
   activities                        23,082    13,473    10,527
                                     ----------------------------

Net (decrease) increase in cash      (1,050)       86     1,027
Cash at beginning of year             1,113     1,027         -
                                     ----------------------------
Cash at end of year                  $   63     1,113     1,027
=================================================================

(21)  NET INCOME (LOSS) PER AVERAGE COMMON SHARE
The following table sets forth the number of shares and the net income used to determine net income per common share for 1996, 1995, and 1994 (in thousands, except per share data):

================================================================
                                          1996     1995    1994
                                       -------------------------
Net income (loss) available for
   common shareholders             (A) $  (973)   1,452  (2,273)
                                       -------------------------

Average common shares outstanding         6134    5,315   4,035
Average common share equivalents             -      838       -
                                       -------------------------
Weighted average common shares
   and common share equivalents     (B)  6,134    6,153   4,035
                                       -------------------------

Net income (loss) per average
   common share                (A/B)   $ (0.16)    0.24   (0.56)
================================================================

Common share equivalents result from stock options, stock rights and stock warrants being treated as if they had been exercised and are computed by application of the treasury stock method. No common share equivalents were assumed to be outstanding for the years ended December 31, 1996, and December 31, 1994, because accounting standards require that the computation of earnings per share shall not give effect to common stock equivalents for any period in which their inclusion would have the effect of decreasing the loss per share amount otherwise computed.

(22)  SUBSEQUENT EVENT - COMMON STOCK OFFERING
Effective March 18, 1997, the Company completed its offering of common stock whereby an aggregate of 1,377,512 shares of the common stock were sold at a price of $15.50 per share. Of the total shares sold, 977,512 shares were sold through a direct subscription and community offering by the Company. The remaining 400,000 shares were underwritten by EVEREN Securities, Inc. In addition, the Company has granted EVEREN Securities, Inc. a 30-day option to purchase up to an additional 60,000 shares upon the same terms.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Wintrust Financial Corporation:

We have audited the accompanying consolidated statements of condition of Wintrust Financial Corporation and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. Separate financial statements of Crabtree Capital Corporation and subsidiaries included the 1995 consolidated statement of condition and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the two year period ended December 31, 1995, were audited by other auditors whose report dated May 20, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wintrust Financial Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                          KPMG PEAT MARWICK LLP


Chicago, Illinois
March 18, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with "Selected Financial Highlights" and the Company's Consolidated Financial Statements and Notes thereto. In addition to historical information, the following "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements.

GENERAL
The profitability of the Company's operations depends primarily on its net interest income, provision for possible loan losses, non-interest income, and non-interest expense. Net interest income is the difference between the income the Company receives on its loan and investment portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for possible loan losses reflects the cost of credit risk in the Company's loan portfolio. Non-interest income consists of gains on sales of loans, loan servicing fees, fees on loans sold, trust fees, and miscellaneous fees and income. Non-interest expense includes salaries and employee benefits as well as occupancy, data processing, marketing, and other expenses. Non-interest expense also includes amortization of deferred financing fees and, in 1996, certain non-recurring merger-related expenses.

Net interest income is dependent on the amounts and yields of interest-earning assets as compared to the amounts and rates on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company's asset/liability management procedures in coping with such changes. The provision for loan losses is dependent on increases in the loan portfolio, management's assessment of the collectibility of the loan portfolio, as well as economic and market factors. Gain on sale of loans and loan servicing fees relate principally to the Company's historical practice of selling insurance premium finance loans originated into the secondary market through a securitization facility. The Company's current strategy is to retain more premium finance loans in the Banks' loan portfolios. As a result, the Company expects in the future to report relatively higher net interest income as a result of retaining these relatively higher-yielding assets in the Company's portfolio and relatively lower gains on sale of insurance premium finance loans and related loan servicing fee income. Fees on loans sold relate to the Company's practice of originating long-term fixed-rate mortgage loans for sale into the secondary market in order to satisfy customer demand for such loans while avoiding the interest-rate risk associated with holding long-term fixed-rate mortgages in the Banks' portfolios. These fees are highly dependent on the volume of real estate transactions and mortgage refinancing activity. Substantially all of the fees on loans sold related to the servicing rights that have been sold along with the mortgage loans. The Company earns trust fees for managing and administering investment funds for individuals and small businesses. Miscellaneous fees and income include service charges on deposit accounts and for ancillary banking services. Non-interest expenses are heavily influenced by the growth of operations, with additional employees necessary to staff new banks and to open new branch facilities and marketing expenses necessary to promote them. Growth in the number of account relationships directly affects such expenses as data processing costs, supplies, postage and other miscellaneous expenses.

CHARACTERISTICS OF THE COMPANY'S PROFITABILITY
The nature of the Company's de novo bank strategy has led to, and will likely continue to lead to, differences in earnings patterns as compared to other established community banking organizations. The Company's net interest margin, which has ranged from 2.91% to 3.35% over the last three years, is low compared to industry standards for a variety of reasons. Upon entering new markets, the Company has aggressively pursued business through competitive rates in order to garner market share. The Company has been cautious in its loan origination activities, focusing on strong borrowers who often command favorable loan rates. Finally, the Company has maintained a relatively shorter term, and therefore lower-yielding, investment portfolio, in order to facilitate loan demand as it emerges, provide funds to retain increasingly larger amounts of insurance premium finance loans in the portfolio, and maintain excess liquidity in the event deposit levels fluctuate.

Similarly, as the Company has been growing its balance sheet at relatively high rates over the past five years, the Company has experienced high overhead levels in relation to its assets, reflecting the necessary start-up investment in human resources and facilities to organize additional de novo banks and open new branch facilities. For the last three fiscal years, the net overhead ratio has declined from 3.57% in 1994 to 2.71% in 1996, and is further reduced to 2.55% in 1996 excluding the non-recurring merger expenses. The Company expects that as its existing Banks mature, the organizational and start-up expenses associated with future de novo banks and new banking offices will not have as significant an impact on the Company's overhead ratio.

DE NOVO BANK FORMATION AND BRANCH OPENING ACTIVITY
The following table illustrates the progression of Bank and branch openings that have impacted the Company's results of operations over the past five years.

============================================================================================================================
   MONTH            YEAR                  BANK                       LOCATION                        TYPE OF FACILITY
----------------------------------------------------------------------------------------------------------------------------
December            1996              Barrington  Bank           Barrington, Illinois              Bank
August              1996              Hinsdale Bank              Clarendon Hills, Illinois(1)      Branch
May                 1996              North Shore Bank           Winnetka, Illinois                Branch
November            1995              North Shore Bank           Wilmette, Illinois                Drive-up/walk-up
October             1995              Hinsdale Bank              Hinsdale, Illinois                Drive-up/walk-up
October             1995              Libertyville Bank          Libertyville, Illinois            Bank
October             1995              Libertyville  Bank         Libertyville, Illinois            Drive-up/walk-up
October             1995              North Shore Bank           Glencoe, Illinois                 Branch
May                 1995              Lake Forest Bank           West Lake Forest, Illinois        Branch
December            1994              Lake Forest Bank           Lake Bluff, Illinois              Branch
October             1994              North Shore Bank           Wilmette, Illinois                Bank
April               1994              Lake Forest Bank           Lake Forest, Illinois             New permanent facilities
October             1993              Hinsdale Bank              Hinsdale, Illinois                Bank
April               1993              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
December            1991              Lake Forest Bank           Lake Forest, Illinois             Bank
------------------------

(1)  Operates in this  location as  Clarendon  Hills Bank,  a branch of Hinsdale
Bank.

============================================================================================================================

REORGANIZATION
Effective September 1, 1996, pursuant to the terms of a reorganization agreement dated as of May 28, 1996, which was approved by shareholders of all of the parties, the Company completed a reorganization transaction to combine the separate activities of the holding companies of each of the Company's operating subsidiaries (other than Barrington Bank which was opened in December 1996). As a result of the transaction, the Company (formerly known as North Shore Community Bancorp, Inc., the name of which was changed to Wintrust Financial Corporation in connection with the reorganization) became the parent holding company of each of the separate businesses, and the shareholders and warrant holders of each of the separate holding companies exchanged their shares for Common Stock and their warrants for a combination of shares of Common Stock and Warrants of the Company (the "Reorganization"). The Reorganization was accounted for as a pooling-of-interests transaction and, accordingly, the Company's financial statements have been restated on a combined and consolidated basis to give retroactive effect to the combined operations throughout the reported historical periods.

AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE AND INTEREST RATE YIELDS AND
     COSTS
The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 1996, 1995, and 1994. The yields and costs include fees which are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected. Such amounts are not material to net interest income or net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

==================================================================================================================================
                                                   1996                          1995                           1994
                                     ---------------------------------------------------------------------------------------------
                                                             AVERAGE                        AVERAGE                      AVERAGE
                                       AVERAGE               YIELD/   AVERAGE               YIELD/   AVERAGE             YIELD/
                                     BALANCE(1)  INTEREST     COST  BALANCE(1)  INTEREST     COST  BALANCE(1) INTEREST    COST
                                     ---------------------------------------------------------------------------------------------
ASSETS
Interest bearing deposits with banks   $28,382    $1,588      5.60%   $51,159    $3,194      6.24%   $28,077   $1,290        4.59%
Federal funds sold                      47,199     2,491      5.28     35,172     2,048      5.82     18,323      791        4.32
Investment securities                   88,762     4,327      4.87     58,015     3,202      5.52     40,721    2,046        5.02
Loans, net of unearned discount        347,076    30,631      8.83    183,614    17,028      9.27    148,209   13,617        9.19
                                     ---------------------------------------------------------------------------------------------
     Total earning assets              511,419    39,037      7.63    327,960    25,472      7.77    235,330   17,744        7.54
                                     ---------------------------------------------------------------------------------------------

Cash and due from
   banks-non-interest bearing           13,911                          8,031                          5,026
Allowance for possible loan losses      (3,247)                        (2,038)                        (1,447)
Premises and equipment, net             26,586                         17,687                          9,034
Other assets                            13,575                         10,485                         11,460
                                     ---------------------------------------------------------------------------------------------

     Total assets                     $562,244                       $362,125                       $259,404
----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits-interest bearing:
   NOW accounts                        $45,144     1,713      3.79%   $23,214       844      3.64%    $7,586      202        2.66%
   Savings and money market deposits   139,150     5,659      4.07    106,247     4,541      4.27     80,324    3,210        4.00
   Time deposits                       261,502    15,388      5.88    140,724     8,705      6.19     44,709    2,086        4.67
                                     ---------------------------------------------------------------------------------------------
     Total interest-bearing deposits   445,796    22,760      5.11    270,185    14,090      5.21    132,619    5,498        4.15
                                     ---------------------------------------------------------------------------------------------

Short-term borrowings                      809        34      4.20     10,238       474      4.63     78,741    3,577        4.54
Term-debt and subordinated debt         15,242     1,361      8.93     14,044     1,208      8.60      9,373      796        8.49
                                     ---------------------------------------------------------------------------------------------
     Total interest-bearing
          liabilities                  461,847    24,155      5.23    294,467    15,772      5.36    220,733    9,871        4.47
                                     ---------------------------------------------------------------------------------------------

Non-interest bearing deposits           51,249                         29,304                         15,593
Other liabilities                        7,420                          7,181                          4,445
Shareholders' equity                    41,728                         31,173                         18,633
                                     ---------------------------------------------------------------------------------------------

   Total liabilities and
     shareholders' equity             $562,244                       $362,125                       $259,404
----------------------------------------------------------------------------------------------------------------------------------

Net interest income/spread                       $14,882     2.40%               $9,700      2.41%             $7,873        3.07%
----------------------------------------------------------------------------------------------------------------------------------

Net interest margin                                          2.91%                           2.96%                           3.35%
==================================================================================================================================

(1)  Average balances were generally computed using daily balances.

CHANGES IN INTEREST INCOME AND EXPENSE
The following table shows the dollar amount of changes in interest income and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate or both, for the periods indicated (in thousands):

===========================================================================================================================
                                                                            YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------------------------
                                                          1996 COMPARED TO 1995                  1995 COMPARED TO 1994
                                                  -------------------------------------------------------------------------
                                                    CHANGE       CHANGE                     CHANGE       CHANGE
                                                    DUE TO       DUE TO        TOTAL        DUE TO       DUE TO      TOTAL
                                                     RATE        VOLUME       CHANGE         RATE        VOLUME     CHANGE
                                                  -------------------------------------------------------------------------

Interest bearing deposits with banks              $   (304)      (1,302)      (1,606)         579         1,325      1,904
Federal funds sold                                    (206)         649          443          346           911      1,257
Investment securities                                 (410)       1,535        1,125          218           938      1,156
Loans, net of unearned discount                       (861)      14,464       13,603          129         3,282      3,411
                                                  -------------------------------------------------------------------------
   Total interest income                            (1,781)      15,346       13,565        1,272         6,456      7,728
                                                  -------------------------------------------------------------------------

NOW accounts                                            39          830          869           97           545        642
Savings and money market deposits                     (229)       1,347        1,118          236         1,095      1,331
Time deposits                                         (444)       7,127        6,683          872         5,747      6,619
Short-term borrowings                                  (40)        (400)        (440)          70        (3,173)    (3,103)
Term debt and subordinated debt                         47          106          153           10           402        412
                                                  -------------------------------------------------------------------------
   Total interest expense                             (627)       9,010        8,383        1,285         4,616      5,901
                                                  -------------------------------------------------------------------------

   Net interest income                            $ (1,154)       6,336        5,182          (13)        1,840      1,827
===========================================================================================================================

The changes in net interest income are complicated to assess and require significant analysis to fully understand. However, it is clear that the change in the Company's net interest income for the periods under review was predominantly impacted by the growth in the volume of the overall interest-earning assets and interest-bearing deposit liabilities. In the table above, volume variances are computed using the change in volume multiplied by the previous year's rate. Rate variances are computed using the change in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of the absolute dollar amounts of the change in each.

ANALYSIS OF FINANCIAL CONDITION
The dynamics of community bank balance sheets is generally dependent upon the ability of management to attract additional deposit accounts to fund the growth of the institution. This is the current situation at the Company as it is a group of relatively new institutions which are still diligently attempting to establish themselves as the bank of choice in a significant amount of households and businesses in the communities they serve. Accordingly, the discussion of the financial condition of the Company will focus first on the sources of funds received through the liability side of the balance sheet which is predominantly deposit growth. After it is understood how the Company was funded during the periods under discussion, the latter section of this "Analysis of Financial Condition" discussion will focus on the asset categories where the Company invested the funds.

Deposits. The Company has experienced significant growth in deposits over the past three years primarily as a result of de novo bank formations and new branch openings. Total deposit balances increased 52.4% to $618.0 million at December 31, 1996 compared to $405.7 million at December 31, 1995.

The following table presents deposit balances by the Banks and the relative percentage of total deposits held by each Bank at December 31 during the past three years (dollars in thousands):

===========================================================================================================================

                                                   1996                         1995                          1994
                                        -----------------------------------------------------------------------------------
                                           DEPOSIT        PERCENT        DEPOSIT       PERCENT         DEPOSIT      PERCENT
                                          BALANCES       OF TOTAL       BALANCES      OF TOTAL        BALANCES     OF TOTAL
                                        -----------------------------------------------------------------------------------

Lake Forest                             $ 251,906           40%        $ 181,186         45%         $ 126,067         57%
Hinsdale                                  140,873           23           104,402         26             59,182         27
North Shore                               153,878           25            93,657         23             36,736         16
Libertyville                               67,490           11            26,413          6                  -          -
Barrington                                  3,882            1                 -          -                  -          -
                                        -----------------------------------------------------------------------------------
     Total Deposits                     $ 618,029          100%        $ 405,658        100%         $ 221,985        100%
                                        -----------------------------------------------------------------------------------

Percentage increase from
   prior year-end                            52.4%                          82.7%                        125.9%
===========================================================================================================================

Other liabilities. Other liabilities, consisting of accrued interest payable and other accrued expenses, increased to $16.3 million at December 31, 1996 from $13.1 million at December 31, 1995.

Short-term borrowings: Short-term borrowings fluctuate based on daily liquidity needs of the Banks and First Premium. At December 31, 1996 and 1995, short-term borrowings consisted of Federal Funds purchased and treasury, tax and loan note option accounts. During the first quarter of 1995, First Premium also had short-term commercial paper borrowings to fund its originated loan recorded on their financial statements; however, in February 1995, First Premium entered into a new securitization facility whereby the accounting treatment dictated that the loans sold pursuant to the securitization facility be treated as sales and First Premium's related short-term commercial paper borrowings were consequently eliminated. As a result, the average balance of short-term borrowings declined in 1996 to $809,000 from $10.2 million in 1995.

Notes payable: As of December 31, 1996, the balance of notes payable represented the amount due under a $25 million revolving credit line of credit. The line of credit bears interest at a floating rate equal to, at the Company's option, either the lender's prime rate or the London Inter-Bank Offered Rate plus 1.50%. This revolving credit line is secured by the stock of the subsidiary bank holding companies and the subsidiary Banks, other than Barrington. The balance outstanding increased to $22.1 million at December 31, 1996 from $10.8 million at December 31, 1995, primarily as a result of additional borrowings to fund the growth of the Company's banking subsidiaries and to partially capitalize Barrington Bank in December, 1996. On March 18, 1997, the Company reduced the outstanding debt to approximately $2.5 million by utilizing the proceeds from the common stock offering.

Total assets and earning assets. The Company's total assets and earning assets were $706.0 million and $624.5 million, respectively, at December 31, 1996 compared to $470.9 million and $427.5 million, respectively, at December 31, 1995. These asset increases during 1996 follow increases in 1995 from year-end 1994 levels of $354.2 million and $322.5 million, respectively. The increase in total assets and earning assets is attributable to the 52.4% increase in the Banks' core deposit balances. Continued marketing efforts and a full year of operations of the five banking offices opened in late 1995, combined with opening of three additional banking facilities during 1996, contributed to the strong growth. The Company had 14 total banking facilities at the end of 1996 compared to 11 at the end of 1995.

Loans: The composition of earning assets has shifted as the Company increased the level of deposit funds invested into loans from shorter-term money market investments. Loans comprised 78.9% and 60.4% of total earning assets at December 31, 1996 and December 31, 1995, respectively. Total loans, net of unearned discount, increased 90.7%, from $258.2 million in 1995 to $492.5 million in 1996. The following table presents loan balances by category at December 31, 1996 and 1995 (dollars in thousands).

==================================================================
                                       PERCENT            PERCENT
                                1996   OF TOTAL   1995    OF TOTAL
                              ------------------------------------
Commercial and
   commercial real estate     $182,403    37%   $101,271     39%
Home equity                     87,303    18      54,592     21
Indirect auto                   89,999    18      37,323     15
Residential real estate         51,673    10      37,074     14
Premium finance                 57,453    12      15,447      6
Other loans                     23,717     5      12,524      5
                              ------------------------------------
   Total loans                $492,548   100%   $258,231    100%
==================================================================

The growth in the loan portfolio has occurred in each major loan category. The growth in the Company's commercial and commercial real estate, home equity, and residential real estate portfolios is primarily due to the growth in the number of bank and branch locations of the Company and the maturation of the existing banks.

In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company is developing lending programs focused on specialized earning asset niches having large volumes of homogeneous assets that can be acquired for the Banks' portfolios and possibly sold in the secondary market to generate fee income. Currently, the Company's two largest loan niches are premium finance loans generated by First Premium and indirect auto loans.

Premium finance loans. The Company's most significant specialized earning asset niche is comprised of commercial insurance premium finance loans. The Company originates premium finance loans at First Premium which generally sells them to the Banks or funds the loans through asset securitization facilities. All premium finance loans, however financed, are subject to the Company's stringent credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums, which are regarded by management as riskier loans. At December 31, 1995, substantially all of the premium finance loans were sold through an asset securitization facility; however, subsequent to the September 1, 1996 merger transaction, premium finance loan originations have generally been sold to the Banks and consequently remain as an asset of the Company.

Indirect auto loans. The Company finances fixed rate automobile loans sourced indirectly through unaffiliated automobile dealers. Indirect automobile loans are secured by new and used automobiles and are generated by a network of automobile dealers located in the Chicago area with which the Company has established relationships. These credits generally have an original maturity of 36 to 60 months and the average actual maturity is estimated to be approximately 37 months. The risk associated with this portfolio is diversified amongst many individual borrowers. Management continually monitors the dealer relationships and the Banks are not dependent on any one dealer as a source of such loans. The Company began to originate these loans in mid-1995 and has consistently increased the level of outstanding loans.

Money Market Investments and Investment Securities. The Company's objective in managing its securities portfolio is to balance liquidity risk, interest rate risk and credit quality such that the earnings of the Company are maximized.
Management has maintained the funds that were not invested in loans in short-term investment securities and money market investments. The aggregate carrying value of such investments declined to $132.0 million at December 31, 1996 from $169.3 million at December 31, 1995 primarily as a result of increased investments in loans during 1996. A detail of the carrying value of the individual categories as of December 31 is set forth in the table below (in thousands).

==================================================================
                                              1996          1995
                                         -------------------------
Federal funds sold                       $   38,835        55,812
Interest bearing deposits with banks         18,732        50,600
Investment securities                        74,388        62,889
Total money market investments
   and investment securities             $  131,955       169,301
==================================================================

Federal Funds Sold, Interest Bearing Deposits with Banks and Investment Securities. Federal funds sold and interest bearing deposits with banks are very short-term investments with high-quality banks. The balances in these accounts fluctuate based upon deposit inflows and loan demand. These accounts are extremely liquid and provide management with the ability to meet liquidity needs for supplying loan demand or for other reasons.


CONSOLIDATED RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 1996 and December 31, 1995
General. For the year ended December 31, 1996, the Company recorded net loss of $973,000 compared to net income of $1.5 million for the year ended December 31, 1995. The 1996 loss represents a loss per share of $0.16 for the year compared to earnings per share of $0.24 for 1995. The year ended December 31, 1996, included $891,000 of merger-related expenses from the Company's September 1996 reorganization transaction and $312,000 in legal fees arising out of collection efforts related to a significant non-performing asset. Excluding these expenses, the pre-tax loss for 1996 would have been approximately $1.1 million, or approximately one half of the recorded pre-tax loss of $2.3 million. In addition, the prior year included an initial gain of $763,000 on the sale of premium finance loans into a securitization facility and a one-time gain on settlement of contingencies of $735,000 from the repurchase of a minority interest in a now discontinued subsidiary and the settlement of various related contingencies. Excluding these gains, the year ended December 31, 1995, would have posted a net pre-tax loss of approximately $513,000. The $567,000 increase in pre-tax loss, as adjusted to exclude the effect of the 1996 merger-related expenses and exceptional legal fees and the 1995 initial and one-time gains, was primarily the result of higher non-interest expenses associated with openings and start-up operations of banking facilities in 1996 than in 1995. While the Company opened three new facilities in 1996 compared to six openings in 1995, five of the 1995 openings occurred in the fourth quarter and associated start-up expenses continued to impact 1996 results.

Net interest income. Net interest income increased to $14.9 million for the year ended December 31, 1996, from $9.7 million for the comparable period of 1995. This increase in net interest income of $5.2 million, or 53.4%, was attributable to a 55.9% increase in average earning assets in 1996 compared to 1995. Partially offsetting the changes due to volume was a slight decline in net interest margin to 2.91% for 1996 from 2.96% in 1995, due to a decline in the general interest rate environment during 1996. Because the Company's overall earning asset portfolio reprices at a rate quicker than its liabilities, the decline in interest rates had an unfavorable impact on the Company's net interest margin.

Provision for possible loan losses. The provision for possible loan losses increased to $1.9 million in 1996, from $1.4 million in the prior year due to the increases in the loan portfolio. At December 31, 1996, the allowance for possible loan losses represented 0.74% of loans outstanding which management believed was adequate to cover potential losses in the portfolio. There can be no assurance that future losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for possible loan losses will be dependent upon the economy, changes in real estate values, interest rates, the view of regulatory agencies toward adequate reserve levels, and past due and non-performing loan levels.

Non-interest income. Total non-interest income decreased approximately $1.0 million, or 11.8%, to $7.5 million for the year ended December 31, 1996, as compared to $8.5 million in the same period of 1995.

Gains on the sale of premium finance loans, which are dependent upon the total loans originated and sold into a securitization facility, decreased to $3.1 million for the year ended December 31, 1996, from $4.4 million for the year of 1995. The decrease in total insurance premium finance loans originated and sold during 1996 to $294.4 million from $301.3 million in 1995, and an initial gain of $763,000 which was recorded in February 1995 when a significant portion of the existing premium finance loan portfolio was sold to a newly structured securitization facility contributed to the decrease. Additionally, subsequent to the merger of the First Premium and the Banks on September 1, 1996, the majority of insurance premium finance loans originated were retained by the Company; thereby eliminating any gain from sales to the securitization facility. Absent the initial gain recognition in 1995 and the shift by the Company in late 1996 to retain the insurance premium finance loans, the amount of gains recorded as a percent of loans originated was relatively stable.

Loan servicing fees increased to $1.4 million for the year ended December 31, 1996 compared to $1.1 million for the same period of 1995, primarily due to an increase in the amount of average managed insurance premium loans in the 1996 period. Due to the change in the structure of the securitization facility in February 1995 whereby the loans sold into the securitization facility were treated as sales and therefore qualified to receive a servicing fee, the comparable 1995 period had only seven months of service fee income on average managed insurance premium loans

Fees on mortgage loans sold relate to income derived by the Banks for services rendered in originating and selling residential mortgages into the secondary market. Such fees increased to $1.4 million in 1996 from $850,000 in 1995 primarily due to increased volume. Approximately $499,000 of the increase was generated from North Shore Bank which only began such activities during 1995 but which had a full year of loan sales in 1996. Libertyville Bank also contributed approximately $166,000 during 1996.

Service charges on deposit accounts increased to $468,000 for the year ended December 31, 1996, from $196,000 for the year ended December 31, 1995. The increase is a direct result of the 52.4% increase in deposit balances from December 31, 1995 to December 31, 1996. The majority of service charges on deposit accounts relates to customary fees on accounts in overdraft positions and for returned items on accounts.

Trust fees increased to $522,000 from $399,000 for the years ended December 31, 1996 and 1995, respectively, due primarily to increased trust business.

Non-interest expense. Total non-interest expense increased approximately $7.0 million, or 44.0%, to $22.8 million for the twelve months of 1996, as compared to $15.8 million in the same period of 1995. Despite the increases in various non-interest expense categories in 1996 compared to 1995, the Company's ratio of non-interest expenses, excluding the merger-related costs, to total average assets declined to 3.89% in 1996 from 4.37% in 1995.

Salaries and employee benefits increased to $11.6 million for the year ended December 31, 1996 as compared to $8.0 million for the same period of the prior year, principally due to the increase in the number of banking facilities to 14 at December 31, 1996, from 11 at December 31, 1995. The increase of $3.6 million reflects an increase of approximately $754,000 related to Libertyville Bank, which only opened and became fully staffed in October, 1995 but which had a fully operational staff during 1996, and an increase of $1.4 million at North Shore Bank as a result of four banking locations being operational in 1996 compared to only one banking location during the first nine months of 1995 and three banking locations during the fourth quarter of 1995. North Shore Bank opened a full service banking facility in Glencoe, Illinois and a drive-up/walk-up banking facility in Wilmette, Illinois during the fourth quarter of 1995 and began organizing a full service banking facility in Winnetka, Illinois during the first quarter of 1996. The Winnetka facility began full operations during the second quarter of 1996. In addition to the increased staffing to support the new banking facility, the growth in deposit and loan accounts at the previously existing banking locations required additional staffing to maintain the standard of customer service. Also contributing to the increase in salaries were normal salary increases and the addition of certain executive officers during mid-1995 and early 1996 to help manage the Company's growth.

Occupancy expenses increased to $2.3 million for the year ended December 31, 1996, from $1.5 million for the year ended December 31, 1995, primarily due to the significant increase in the number of the Company's facilities to almost double the number of physical locations at year-end 1996 compared to the end of the third quarter of 1995.

For the year ended December 31, 1996, data processing expenses increased by $390,000, or 62.5%, compared to the same period of 1995, as a result of the increase of average outstanding deposit and loan balances of approximately 65.2% and 89.3%, respectively.

Advertising and marketing expenses increased to $1.1 million for the year ended December 31, 1996 compared to $682,000 for the same period of 1995, primarily due to the addition of eight banking locations during the past fifteen months. Management anticipates that higher levels of marketing expense are likely to be incurred in the future as the Company continues to establish its base of customers, promotes its newly opened Barrington Bank, and opens additional banking facilities.

Nonrecurring merger-related expenses were $891,000 during 1996. The Reorganization resulted in various legal expenses, accounting and tax related expenses, printing, Securities and Exchange Commission filing expenses, and other applicable expenses.

Other non-interest expenses increased by $1.2 million, or 28.3%, to $5.4 million for the year ended December 31, 1996 from $4.2 million for the year ended December 31, 1995, primarily due to the higher volume of accounts outstanding at the Banks. Also contributing to the increase was approximately $312,000 in legal fees related to efforts to collect a significant nonperforming insurance premium finance loan during 1996 compared to approximately $78,000 in the same period of 1995. Controlling overhead expenses is a basic philosophy of management and is closely evaluated. Management is committed to continually evaluating its operations to determine whether additional expense savings are possible without impairing the goal of providing superior customer service.

Despite the increases in the various noninterest expense categories during 1995, the Company's ratio of noninterest expenses to total average assets was 4.05% of average assets in 1996, and 3.89% excluding non-recurring merger expenses, compared to its peer group that has a ratio of noninterest expenses to total average assets of approximately 3.36%. Thus, despite the traditionally initial high investment to establish de novo banks, the Company has controlled its noninterest expenses in a fashion which is just slightly higher than other bank holding companies in its peer group.

Income taxes. The Company recorded an income tax benefit of $1.3 million during 1996, whereas an income tax benefit of approximately $512,000 was recorded in 1995. Prior to completion of the Reorganization on September 1, 1996, each of the merging companies except Lake Forest Bank had net operating losses and, based upon the start-up nature of the organization, there was not sufficient evidence to justify the full realization of the net deferred tax assets generated by those losses. Accordingly, a valuation allowance was established against a portion of the deferred tax assets with the combined result being that a minimal amount of Federal tax benefit was recorded. As the entities become profitable, it is anticipated that each entity will have the opportunity to recognize its own tax loss benefits to the extent it generates operating income.

Comparison of Results of Operations for the Years Ended December 31, 1995 and December 31, 1994
General. The Company had net income of $1.5 million for the year ended December 31, 1995, compared with a net loss of $2.2 million for the year ended December 31, 1994. The increase in net income was due to an increase in net interest income of $1.8 million, an increase in non-interest income of $7.1 million and the realization of $512,000 in income tax benefits, offset by increases in the provision for possible loan losses of $823,000 and other non-interest expenses of $5.1 million.

Net interest income. Net interest income increased by $1.8 million, or 23.2%, to $9.7 million in 1995 from $7.9 million in 1994. Interest income increased as average interest-earning assets increased in each major category due to growth at North Shore Bank, which was in its first year of operations in 1995, the opening of Libertyville Bank in October 1995, and continued growth at the Company's other subsidiary Banks. Interest income also increased as a result of generally higher interest rates in 1995 which led to higher yields on the Company's short-term investments and investment securities. An increase in net earning assets (average interest-earning assets less interest-bearing liabilities) of $18.9 million in 1995 over 1994, reflecting increased non-interest bearing funding provided by a $13.7 million increase in average non-interest bearing deposits and an approximately $12.5 million increase in average shareholders' equity, also contributed to the increase in interest income. These increases were offset in part by increased interest expense. Deposit costs increased primarily due to the higher volume of deposits funding the higher earning-asset volume as well as higher market rates of interest and the Company's competitive deposit pricing strategies in its new markets. Net interest income was also impacted in 1995 by a lower net interest margin, which declined to 2.96% in 1995 from 3.35% in 1994. The margin decline was largely due to an unfavorable shift in the Company's earning asset mix in 1995 compared to 1994 from higher-yielding premium finance loans to loans originated or purchased by the Banks and other lower-yielding earning assets. Average premium finance loans decreased by 73.1% in 1995 as a result of the sale in February 1995 of a significant portion of this portfolio into a securitization facility. However, as discussed below, the decrease in interest income attributable to premium finance loans was offset by gains recognized in 1995 on the sale of such loans.

Provision for possible loan losses. The provision for possible loan losses increased to $1.4 million in 1995 from $607,000 in 1994, due to volume increases in the loan portfolio. Total loans increased approximately $64.2 million, or 33.1%, from December 31, 1994 to December 31, 1995. At December 31, 1995, the allowance for possible loan losses represented 1.07% of loans outstanding, which management believed was adequate to cover potential losses in the portfolio.

Non-interest income. Non-interest income increased to $8.5 million in 1995 from $1.5 million in 1994 primarily due to a change in the structure of the securitization facility resulting in recognition of gains on sales of premium finance loans sold to others.

Gain on the sale of insurance premium finance loans was $4.4 million in 1995 versus none in 1994. The increase was a result of restructuring the securitization facility in February 1995 which dictated different accounting treatment for loans sold pursuant to the securitization facility. The new structure caused the Company to record gains on insurance premium finance loans sold to an independent third party at the time of sale rather than recording the income over the life of the loan as a component of interest income. As a result, an initial gain of $763,000 was recorded in February 1995 when existing loans were sold to the new securitization facility, and sales of receivables subsequent to February 1995 were recorded as gains.

Substantially all of the $1.1 million increase in loan servicing fees related to premium finance loans. Beginning in 1995, the change in the structure of the securitization facility allowed for the insurance premium finance loans to be sold with servicing retained, while in 1994 no servicing fees were received on that portfolio.

Fees on mortgage loans sold increased approximately $451,000 in 1995 compared to 1994. Approximately $181,000 of the increase was generated from Hinsdale Bank which only began such activities during late 1994 but which had a complete period of mortgage loan sales in 1995. Also, North Shore Bank, which did not open until the last quarter of 1994, contributed approximately $196,000 during 1995.

Trust fees increased to $399,000 in 1995 from $202,000 in 1994 primarily attributable to new trust business generated by new trust officers.

Service charges on deposit accounts increased by 75.0% to $196,000 in 1995 from $112,000 in 1994. The increase is a direct result of the 82.7% increase in deposits from December 31, 1994 to December 31, 1995.

The gain on settlement of contingencies is primarily a result of a one-time $735,000 gain from the repurchase of a minority interest in a now-discontinued subsidiary and the settlement of various related contingencies. The actual costs required to complete the transaction were less than amounts previously accrued therefor, resulting in recognition of gain as the accruals were reversed into income.

Non-interest expense. Total non-interest expense increased approximately $5.0 million, or 47.1%, to $15.8 million in 1995 from $10.8 million in 1994.

Salaries and employee benefits expense increased approximately $2.7 million, principally attributable to growth in the deposit base of 82.7% from December 31, 1994 to December 31, 1995. The operation of additional facilities required additional employees in those locations and the Company's successful generation of new business from new and existing customers required additional customer support personnel to service the expanding relationships. At Lake Forest Bank, a branch established in the neighboring community of Lake Bluff in December 1994 was operational for a full year and another branch was opened in May 1995 in West Lake Forest, requiring expansion of the payroll by 10 full-time equivalent employees. At Hinsdale Bank, six full-time equivalent employees were added by year-end 1995, as the Company initiated a lending department to originate indirect automobile loans for its own portfolio and for sale to other financial institutions, requiring the addition of three lending individuals. North Shore Bank was in its initial year of operation in 1994 and thus did not have a full year of salaries and employee benefits in 1994. Staffing levels began to accumulate in April 1994 and the Bank became operational in September 1994. In late 1995, North Shore Bank added a drive-through facility and opened a full-service banking facilities in Glencoe, with organizational efforts relating to its full-service facility in Winnetka also well underway. At the end of 1995, North

Shore Bank had 22 full-time equivalent employees. Libertyville Bank began to accumulate staff in May 1995, and a full staffing complement of 20 full-time equivalent employees was achieved by October 1995.

Occupancy expenses increased $355,000 to $1.5 million for 1995 from $1.2 million in 1994 primarily due to the increase in the number of facilities.

Advertising and marketing expenses amounted to $682,000 during 1995 compared to $288,000 in 1994, due to the promotion of the opening of the new banking facilities during 1995 and the desire of management to effectively integrate the opening of those facilities into the Company's overall marketing plan.

Data processing. Data processing expense increased by approximately $289,000 or 86.3% in 1995 compared to 1994, reflecting the Company's increase in deposits and loans over such period. An increase in trust accounts during 1995 also contributed to higher data processing charges.

Other non-interest expense. Other non-interest expenses increased by approximately $1.2 million or 40.0% to $4.2 million for 1995 from $3.0 million for 1994, primarily due to the higher volume of accounts outstanding and the additional depreciation, supplies, and other sundry expenses related to the opening of the new facilities.

Income taxes. The Company had no consolidated Federal or state income tax expense for 1995 or 1994. In 1995, an income tax benefit of $512,000 was recorded. Management determined that the Company's earnings history and projected future earnings were sufficient to make a judgment that the realization of a portion of the net deferred tax assets not previously valued was more likely than not to occur. In 1994, management had established a valuation allowance against its net deferred tax assets with the result being that no federal or state income tax expense or benefit was realized in the financial statements.

ASSET-LIABILITY MANAGEMENT
As a continuing part of its financial strategy, the Company attempts to manage the impact of fluctuations in market interest rates on its net interest income. This effort entails providing a reasonable balance between interest rate risk, credit risk, liquidity risk and maintenance of yield. Asset-liability management policies are established and monitored by management in conjunction with the boards of directors of the Banks, subject to general oversight by the Company's Board of Directors. The policy establishes guidelines for acceptable limits on the sensitivity of the market value of assets and liabilities to changes in interest rates.

An institution with more assets than liabilities repricing over a given time frame is considered asset sensitive and will generally benefit from rising rates. The following table illustrates the Company's estimated interest rate sensitivity and periodic and cumulative gap positions as calculated as of December 31, 1996 (dollars in thousands).

==========================================================================================================================
TIME TO MATURITY OR REPRICING
                                                    ----------------------------------------------------------------------
                                                        0-90           91-365          1-5           OVER 5
                                                        DAYS            DAYS           YEARS          YEARS         TOTAL
                                                    ----------------------------------------------------------------------

Rate sensitive assets (RSA)                         $  326,390        155,094         114,871        109,682       706,037

Rate sensitive liabilities (RSL)                    $  427,267        102,630          49,235        126,905       706,037

Cumulative gap (GAP = RSA - RSL)                    $ (100,877)       (48,413)         17,223

Cumulative RSA/RSL                                        0.76           0.91            1.03
Cumulative RSA/Total assets                               0.46           0.68            0.84
Cumulative RSL/Total assets                               0.61           0.75            0.82

GAP/Total assets                                           (14)%           (7)%             2%
GAP/RSA                                                    (31)%          (10)%             3%
==========================================================================================================================

While the gap position illustrated above is a useful tool that management can assess for general positioning of the Company's and its subsidiaries' balance sheets, management uses an additional measurement tool to evaluate its asset/liability sensitivity which determines exposure to changes in interest rates by measuring the percentage change in net income due to changes in rates over a two-year time horizon. Management measures such percentage change assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net income over a two-year time horizon due to changes in interest rates, at December 31, 1996, is as follows:

===========================================================
                                  +200 BASIS    -200 BASIS
                                    POINTS        POINTS
                                  -------------------------
Percentage change in net income
   due to an immediate 200 basis point
   change in interest rates over a
   two-year time horizon               23.0%       (13.3)%
===========================================================


LIQUIDITY AND CAPITAL RESOURCES
The following table reflects various measures of the Company's capital at December 31, 1996 and 1995:

===========================================================
                                            DECEMBER 31,
                                       --------------------
                                        1996          1995
                                       --------------------
Average equity-to-average asset ratio   7.4%          8.6%
Leverage ratio                          6.4%          8.5%
Tier 1 risk-based capital ratio         7.3%         11.1%
Total risk-based capital ratio          8.0%         11.9%
Dividend payout ratio                   0.0%          0.0%
===========================================================

The Company's consolidated leverage ratio (Tier 1 capital/total assets less intangibles) was 6.4% at December 31, 1996 which places the Company above the "well capitalized" regulatory level. Consolidated Tier 1 and total risk-based capital ratios were 7.3% and 8.0%, respectively. Based on guidelines established by the Federal Reserve Bank, a bank holding company is required to maintain a ratio of Tier 1 capital to risk-based assets of 4.0% and a ratio of total capital to risk-based assets of 8.0%.

The Company's principal funds at the holding company level are dividends from its subsidiaries, and if necessary, borrowings or additional equity offerings. Banking laws impose restrictions upon the amount of dividends which can be paid to the Company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company's revolving line of credit and First Premium's existing securitization facility. At January 1, 1997, $2.5 million was available as dividends from the Banks without prior regulatory approval, compared to $1.5 million at January 1, 1996, and no dividend availability from the Banks at December 31, 1994. No cash dividends were paid to the Company by the Banks during the years ended December 31, 1996, 1995, or 1994.

Effective September 1, 1996, the Company obtained a $25.0 million revolving credit line from a major commercial bank to consolidate separate lines previously maintained at the subsidiary holding companies. As of December 31, 1996, the Company had borrowed $22.1 million under the line. The revolving line is secured by all of the shares of common stock of the subsidiary bank holding companies and of each of the Banks, other than Barrington Bank, and bears interest on the amounts outstanding from time to time, at the Company's option, at an interest rate of either (a) LIBOR plus 150 basis points, or (b) the lender's prime rate. Upon completion of the common stock offering in March 1997, the net proceeds were used to repay approximate $19.6 of the debt outstanding under the line. The entire unused portion of the revolving line will remain available for future borrowings. All unpaid principal amounts due under the revolver will mature on September 1, 1997.

Liquidity management at the Banks involves planning to meet anticipated funding needs at a reasonable cost. Liquidity management is guided by policies, formulated and monitored by the Company's senior management and each Bank's asset/liability committee, which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Banks' principal sources of funds are deposits, short-term borrowings and capital contributions by the Company out of the proceeds of borrowings under the revolving line. In addition, each of the Banks, except Barrington Bank, has recently become eligible to borrow under Federal Home Loan Bank advances, an additional source of short-term liquidity.

The Banks' core deposits, the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC, are available to provide long-term liquidity. At December 31, 1996, 64.9% of the Company's total assets were funded by core deposits with balances less than $100,000, while remaining assets were funded by other funding sources such as core deposits with balances in excess of $100,000, public funds, purchased funds, and the capital of the Banks. At December 31, 1995 and 1994, 66.3% and 51.6% of total assets were funded by core deposits, respectively.

Liquid assets refers to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities and held-to-maturity securities with a remaining maturity less than one year. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 1996, net liquid assets totaled approximately $74.3 million, compared to approximately $129.1 million at December 31, 1995 and $88.8 million at December 31, 1994.

The Banks  routinely  accept  deposits  from a variety  of  municipal  entities.
Typically,  these  municipal  entities  require  that  banks  pledge  marketable securities  to  collateralize  these  public  deposits.  At December  31,  1996,
December 31, 1995 and December 31, 1994, the Banks had approximately $52.7 million, $35.2 million and $27.6 million, respectively, of securities collateralizing such public deposits. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.

To finance its insurance premium loans, First Premium has over the past several years relied primarily on proceeds of loan sales to a securitization facility. In such transactions, First Premium transferred loans to First Premium Funding Corp., its wholly-owned special-purpose corporation, which in turn sold the loans to an independent multi-seller conduit, which issued commercial paper to finance the acquisition of the loans, and First Premium retained servicing rights. Loans have also been financed by short-term lines of credit. Following the Reorganization in September 1996, consistent with the Company's strategy of augmenting the Banks' internal loan generation capabilities with special asset niches, the Banks began purchasing premium finance loans originated by First Premium using funds provided by deposits and other lower-cost funding sources. Consequently, First Premium's activities under the existing securitization facility are being curtailed. The Company is currently exploring the feasibility of establishing a single-seller multi-purpose conduit facility that may be utilized in the future to securitize a variety of different types of assets originated or purchased by the Company, including premium finance loans, to the extent and at such times as management determines asset securitizations to be desirable in implementing overall asset/liability management strategies.

The Company is not aware of any known trends, commitments, events, regulatory recommendations or uncertainties that would have any adverse effect on the Company's capital resources, operations or liquidity.

CREDIT RISK AND ASSET QUALITY
Summary of Loan Loss Experience. The following table summarizes average loan balances, changes in the allowance for possible loan losses arising from additions to the allowance which have been charged to earnings, and loans charged-off and recoveries on loans previously charged-off for the periods shown (dollars in thousands).

===========================================================================================================================
                                                          1996           1995            1994           1993          1992
                                                    -----------------------------------------------------------------------
Balance at beginning of year                        $    2,763          1,702           1,357            961           818

Total loans charged-off-continuing operations             (520)          (290)            (60)            (5)            -
Loans charged-off-discontinued leasing operations         (583)          (109)           (205)          (728)         (965)
Total recoveries                                            41             30               3              2             -
                                                    -----------------------------------------------------------------------
Net loans charged-off                                   (1,062)          (369)           (262)          (731)         (965)
                                                    -----------------------------------------------------------------------

Reduction due to subsidiary sold                             -              -               -              -            (8)
Provision for possible loan losses                       1,935          1,430             607          1,127         1,116
                                                    -----------------------------------------------------------------------
Balance at end of year                              $    3,636          2,763           1,702          1,357           961
                                                    -----------------------------------------------------------------------

Average total loans                                   $347,076        183,614         148,209         79,052        40,528
                                                    -----------------------------------------------------------------------

Allowance as percent of year-end total loans              0.74%          1.07%           0.88%          1.24%         1.98%
Net loans charged-off to average total loans              0.31%          0.20%           0.18%          0.92%         2.38%
Net loans charged-off to the provision for
   possible loan losses                                  54.88%         25.80%          43.16%         64.86%        86.47%
===========================================================================================================================

The amount of additions to the allowance for possible loan losses which are charged to earnings through the provision for possible loan losses are determined based on a variety of factors, including actual charge-offs during the year, historical loss experience, delinquent loans, and an evaluation of current and prospective economic conditions in the market area. Management believes the allowance for possible loan losses is adequate to cover any potential losses.

Nonaccrual, Past Due and Restructured Loans. The following table classifies the Company's non-performing loans as of December 31 for each of last five years (dollars in thousands):


===========================================================================================================================
                                                          1996           1995            1994           1993          1992
                                                    -----------------------------------------------------------------------
Nonaccrual loans                                       $ 1,686          1,778               4              4            44
Loans past due 90 days or more                              95            142              16              -            88
Restructured loans                                           -              -               -              -             -
---------------------------------------------------------------------------------------------------------------------------
  Total non-performing loans                             1,781          1,920              20              4           132
Other real estate owned                                      -              -               -              -             -
---------------------------------------------------------------------------------------------------------------------------
  Total non-performing assets                          $ 1,781          1,920              20              4           132
---------------------------------------------------------------------------------------------------------------------------
Total non-performing loans to total loans                 0.36%          0.74%           0.01%             -%         0.27%
Total non-performing assets to total assets               0.25%          0.41%           0.01%             -%         0.16%
Nonaccrual loans to total loans                           0.34%          0.69%              -%             -%         0.09%
===========================================================================================================================


It is the policy of the Company to discontinue the accrual of interest income on any loan for which there is a reasonable doubt as to the payment of interest or principal. Nonaccrual loans are returned to an accrual status when the financial position of the borrower indicates there is no longer any reasonable doubt as to the payment of principal or interest. Of the $1.8 million of non-performing assets at December 31, 1996, $1.3 million relates to a non-performing loan at First Premium, which amount is expected to be fully recovered and a substantial portion of which management has collected or expects to collect in early in 1997.
Accordingly, no amount has been specifically reserved against possible loss related to this loan.

Other than those loans reflected in the table above, the Company had no significant loans (i) for which the terms had been renegotiated, or (ii) for which there were serious doubts as to the ability of the borrower to comply with repayment terms.

Potential Problem Loans. In addition to those loans disclosed under "Nonaccrual, Past Due and Restructured Loans," there are certain loans in the portfolio which management has identified, through its problem loan identification system which exhibit a higher than normal credit risk. However, these loans do not represent non-performing loans to the Company. Management's review of the total loan portfolio to identify loans where there is concern that the borrower will not be able to continue to satisfy present loan repayment terms includes factors such as review of individual loans, recent loss experience and current economic conditions. Loans in this category include those with characteristics such as those past maturity more than 45 days, those that have recent adverse operating cash flow or balance sheet trends, or have general risk characteristics that the loan officer believes might jeopardize the future timely collection of principal and interest payments. The principal amount of loans in this category as of December 31, 1996, and December 31, 1995 were approximately $1.1 million and $604,000, respectively. Loans in this category generally include loans that were classified for regulatory purposes. At December 31, 1996, there were no significant loans which were classified by any bank regulatory agency that are not included above as nonaccrual, past due or restructured.

Control of the Company's loan quality is continually monitored by management and is reviewed by the boards of directors and credit committees of the Banks on a monthly basis, subject to the oversight by the Company's Board of Directors through its members who serve on such credit committees. Independent external review of the loan portfolio is provided by the examinations conducted by regulatory authorities, independent public accountants in conjunction with their annual audit, and an independent loan review performed by an entity engaged by the Board of Directors.

Loan Concentrations. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 1996 or December 31, 1995, except for indirect auto and premium finance loans.

Other Real Estate Owned. The Company did not have any Other Real Estate Owned at the end of any of the reporting periods.

EFFECTS OF INFLATION
The impact of inflation on a financial institution differs significantly from that of an industrial company in that virtually all assets and liabilities of a bank are monetary in nature. Monetary items, such as cash, loans, and deposits, are those assets and liabilities that are or will be converted into a fixed number of dollars regardless of prices. Management of the Company believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. Management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide fluctuations in earnings, including those resulting from interest rate changes and from inflation.

EFFECTS OF NEW ACCOUNTING PRINCIPLES
As of January 1, 1997, the Company adopted Financial Accounting Standards Board Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (Statement No. 125). Statement No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Statement No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of Statement No. 125 will have a material impact on the Company's financial position, results of operations or liquidity.

DIRECTORS & OFFICERS
--------------------

WINTRUST FINANCIAL CORPORATION
------------------------------

DIRECTORS

Howard D. Adams
Alan W. Adams
Joseph Alaimo
Peter Crist
Maurice F. Dunne, Jr.
Eugene Hotchkiss III
James Knollenberg
John S. Lillard
James E. Mahoney
James B. McCarthy
Marguerite Savard McKenna
Albin F. Moschner
Hollis W. Rademacher
J. Christopher Reyes
John N. Schaper
John J. Schornack
Jane R. Stein
Katharine V. Sylvester
Lemuel H. Tate
Edward J. Wehmer
Larry V. Wright

OFFICERS

Howard D. Adams
Chairman & Chief Executive Officer

Edward J. Wehmer
President & Chief Operating Officer

David A. Dykstra
Executive Vice President & Chief Financial Officer

Lloyd M. Bowden
Executive Vice President/Technology

Robert F. Key
Executive Vice President/Marketing


LAKE FOREST BANK & TRUST COMPANY
--------------------------------

DIRECTORS

Howard D. Adams
Craig E. Arnesen
Maurice F. Dunne, Jr.
Maxine Farrell
Francis C. Farwell
Robert D. Harnach
John A. Hilton, Jr.
Eugene Hotchkiss, III
Moris T. Hoversten
John S. Lillard
Albin F.  Moschner
Genevieve M. Plamondon
Hollis W. Rademacher
J. Christopher Reyes
Babette Rosenthal
Ellen A. Stirling
Edward J.  Wehmer

EXECUTIVE

Howard D. Adams
Chairman

Edward J. Wehmer
President & Chief Executive Officer

Craig E. Arnesen
Executive Vice President/Lending

LOANS

Alan W. Adams
Vice President/Commercial Lending

Kathryn Walker-Eich
Vice President/Commercial Lending

Rachele L. Wright
Vice President/Mortgages - West Lake Forest

Janice C. Nelson
Assistant Vice President/Loan Administration

Peggy Turchi
Loan Administration Officer


PERSONAL BANKING/OPERATIONS

Randolph M. Hibben
Executive Vice President/Operations

Frank W. Strainis
Senior Vice President - Lake Bluff

Mary Ann Gannon
Vice President/Operations

Lynn Van Cleave
Assistant Vice President/Personal Banking

Christine K. Tarant
Personal Banking Officer

Tamara Saucier
Teller Operations Officer

Kathleen E. Eichhorn
Assistant Cashier

Marc L. Witten
Assistant Cashier

TRUST

Joseph Alaimo
Director of Trust Investments

Sandra L. Shinsky
Assistant Vice President & Trust Officer

Anita E. Morris
Assistant Vice President & Trust Officer

Susan C. Gavinski
Trust Operations Officer

Finance/Other

Alan J. Lorr
Vice President/Controller

Anne M. Adams
marketing Officer

Andrea Eschenbaum
Administration Officer

HINSDALE BANK & TRUST COMPANY
-----------------------------

DIRECTORS

Howard D. Adams
Peter Crist
Diane Dean
Donald Gallagher
Robert D. Harnach
Dennis J. Jones
Douglas J.  Lipke
James B. McCarthy
Mary Martha Mooney
Frank J. Murnane, Sr.
Richard B. Murphy
Joel Nelson
Hollis W. Rademacher
Ralph J. Schindler
Katherine V. Sylvester
Edward J. Wehmer
Lorraine Wolfe

EXECUTIVE

Dennis J. Jones
Chairman & Chief Executive Officer

Richard B. Murphy
President

David LaBrash
President - Clarendon Hills

LOANS

Richard Stefanski
Senior Vice President/Indirect Lending

George Mitchel
Senior Vice President/Mortgage Warehouse Lending

Eric Westberg
Vice President/Mortgages

Kay Olenec
Vice President/Mortgages

Robert Crisp
Installment Loan Officer

PERSONAL BANKING/OPERATIONS

Philip Sidock
Vice President/Cashier

Heidi Sulaski
Assistant Vice President/Personal Banking

Margaret A. Madigan
Assistant Vice President/Controller

Michelle Paetsch
Operations Officer

NORTH SHORE COMMUNITY BANK & TRUST COMPANY
------------------------------------------

DIRECTORS

Howard D. Adams
Brian C. Baker
Gilbert W. Bowen
T. Tolbert Chisum
John W. Close
Joseph DeVivo
Maurice F. Dunne, Jr.
James Fox (Director Emeritus)
Gayle Inbinder
Brian V. Masterton
Robert H. Meeder
Thomas J. McCabe, Jr.
Marguerite Savard McKenna
Donald L. Olson
Hollis W. Rademacher
John J. Schornack
Ingrid S. Stafford
Curtis R. Tate
Lemuel H. Tate
Elizabeth C. Warren
Edward J.  Wehmer
Stanley R. Weinberger

EXECUTIVE

Lemuel H. Tate
Chairman

John W. Close
President & Chief Executive Officer

Robert H. Meeder
Executive Vice President/Lending

Brian  V. Masterton
President - Glencoe

T. Tolbert Chisum
President - Winnetka

LOANS

James L. Sefton
Vice President/Lending

Henry L. Apfelbach
Vice President/Mortgages

Susan J. Weisbond
Vice President/Lending - Glencoe

Laurie A. Bartholomew
Vice President/Lending - Winnetka

John J. Presberg
Loan Officer

Patricia M. McNeilly
Mortgage Loan Officer

Mark A. Stec
Mortgage Loan Officer


PERSONAL BANKING/OPERATIONS

Donald F. Krueger
Senior Vice President/Cashier

James A. Waters
Assistant Vice President/Personal Banking

Jennifer A. Waters
Assistant Cashier

Laurence A. Dufour
Assistant Vice President/Tellers

Leslie A. Freid
Assistant Vice President/Personal
Banking - Glencoe

Cynthia L. Andrae
Personal Banking Officer - Glencoe

LIBERTYVILLE BANK & TRUST COMPANY
---------------------------------

DIRECTORS

Howard D. Adams
J. Albert Carstens
David A. Dykstra
Robert Dunn
Bert Getz, Jr.
Scott Lucas
James E. Mahoney
Susan Milligan
William Newell
Hollis W. Rademacher
John N. Schaper
Jane R. Stein
Jack Stoneman
Edward J.  Wehmer
Edward R.  Werdell

EXECUTIVE

J. Albert Carstens
President & Chief Executive Officer

Edward R. Werdell
Executive Vice President

COMMERCIAL LENDING

Brian B. Mikaelian
Senior Vice President

Betty Berg
Vice President/Commercial Banking Services

PERSONAL BANKING

Sharon Worlin
Vice President

Ursula Schuebel
Second Vice President

Margaret Beckwith
Second Vice President/Residential Real Estate

Deborah Motzer
Personal Banking Officer

Julie Rolfsen
Personal Banking Officer

FINANCE/OPERATIONS

Jolanta Slusarski
Vice President/Operations

Patrice Lima
Vice President/Cashier


BARRINGTON BANK & TRUST COMPANY
-------------------------------


DIRECTORS

Howard D. Adams
James H. Bishop
Raynette Boshell
Edwin C. Bruning
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Penny Horne
Peter Hyland
Dr. Lawrence Kerns
Sam Oliver
Mary F. Perot
Betsy Petersen
Hollis W. Rademacher
Peter Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Dan T. Thomson
Charles VanFossan
Edward J. Wehmer

EXECUTIVE

James H. Bishop
President & Chief Executive Officer

LOANS

W. Bradley Stetson
Executive Vice President/Lending

Barbara E. Ringquist
Mortgage Loan Officer

PERSONAL BANKING/OPERATIONS

Kris A. Slattery
Vice President/Operations & Retail Banking

Helene A. Torrenga
Assistant Vice President/Controller

Jonathan E. Prell
Personal Banking Officer


FIRST PREMIUM SERVICES, INC.

DIRECTORS

Howard D. Adams
Frank J. Burke
David A. Dykstra
James C. Knollenberg
Hollis W. Rademacher
Edward J.  Wehmer

EXECUTIVE

James C. Knollenberg
President & Chief Executive Officer

MARKETING/OPERATIONS/FINANCE

Frank J. Burke, Jr.
Vice President/Director of Sales
& Marketing

Joseph G. Shockey
Vice President/Director of Operations

Sal J. Sidoti
Vice President/Controller

CORPORATE INFORMATION & LOCATIONS
---------------------------------

CORPORATE INFORMATION
---------------------

PUBLIC TRADING AND MARKET SYMBOL
The Company's Common Stock is traded on the Nasdaq National MarketSM under the symbol WTFC. The stock abbreviation appears as "WINTRSTFNL" in the Wall Street Journal.

ANNUAL MEETING OF SHAREHOLDERS
May 22, 1997
Gorton Community Center
400 East Illinois Road
Lake Forest, Illinois
6:00 P.M.

FORM 10-K
The Form 10-K Annual Report to the Securities and Exchange Commission will be available to holders of record upon written request to the Secretary of the Company. The information is also available on the Internet at the Securities and Exchange Commission's website. The address for the web site is: http://www.sec.gov.

TRANSFER AGENT
Illinois Stock Transfer Company
223 West Jackson Boulevard
Suite 1210
Chicago, Illinois 60606
Telephone:  (312) 427-2953
Facsimile:  (312) 427-2879

MARKET MAKERS FOR WINTRUST FINANCIAL CORPORATION
COMMON STOCK
EVEREN Securities, Inc.
Howe Barnes Investments, Inc.
PaineWebber, Inc.
Principal Financial Services, Inc.
William Blair & Co.


LOCATIONS
---------

WINTRUST FINANCIAL CORPORATION
727 North Bank Lane
Lake Forest, IL 60045
(847) 615-4096

LAKE FOREST BANK
& TRUST COMPANY

Lake Forest Locations

Main Bank
727 North Bank Lane
Lake Forest, IL 60045
(847) 234-2882

Drive-thru
780 North Bank Lane
Lake Forest, IL 60045

West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
(847) 615-4080

West Lake Forest Drive-thru
911 Telegraph Road
Lake Forest, IL 60045
(847) 615-4097

Lake Bluff Location
103 East Scranton Avenue
Lake Bluff, IL 60044
(847) 615-4060

HINSDALE BANK
& TRUST COMPANY
Hinsdale Locations
Main Bank
25 East First Street
Hinsdale, IL 60521
(630) 323-4404

Drive-thru
130 West Chestnut
Hinsdale, IL 60521
(630) 655-8025

Clarendon Hills Location
200 West Burlington Avenue
Clarendon Hills, IL 60514
(630) 323-1240

NORTH SHORE COMMUNITY BANK
& TRUST COMPANY

Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
(847) 853-1145

Drive-thru
720 12th Street
Wilmette, IL 60091

Glencoe Location
362 Park Avenue
Glencoe, IL60022
(847) 835-1700

Winnetka Location
794 Oak Street
Winnetka, IL 60093
(847) 441-2265

LIBERTYVILLE BANK
& TRUST COMPANY

Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
(847) 367-6800

Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
(847) 247-4045

BARRINGTON BANK
& TRUST COMPANY

Main Bank
202 South Cook Street
Barrington, IL 60010
(847) 842-7970

FIRST PREMIUM SERVICES, INC.
520 Lake Cook Road
Suite 300
Deerfield, IL 60015
(847) 374-3000