Form 10-K, Exhibit 13
period 1997-12-31
WINTRUST FINANCIAL CORP
filed 1998-03-31
CIK 1015328

                                                                          YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------------------------------
                                                      1997            1996           1995           1994           1993
                                                   -----------------------------------------------------------------------
                                                                 (dollars in thousands, except per share data)
SELECTED FINANCIAL CONDITION DATA
   (AT END OF PERIOD):
Total assets                                       $1,053,400      $ 706,037       $ 470,890      $ 354,158     $ 188,590
Total deposits                                        917,701        618,029         405,658        221,985        98,264
Total loans                                           712,631        492,548         258,231        193,982       109,276
Notes payable                                          20,402         22,057          10,758          6,905         4,837
Total shareholders' equity                             68,790         42,620          40,487         25,366        17,227
--------------------------------------------------------------------------------------------------------------------------

SELECTED STATEMENT OF OPERATIONS DATA:
   Net interest income                             $   26,772     $   14,882     $     9,700    $     7,873   $     4,355
   Net income (loss)(1)                                 4,846           (973)          1,497         (2,236)       (3,339)
   Net income (loss) per common share-basic (1)          0.62          (0.16)           0.27          (0.56)        (1.14)
   Net income (loss) per common share-diluted (1)        0.60          (0.16)           0.24          (0.56)        (1.14)
--------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios:
   Net interest margin                                  3.41%          2.91%           2.96%          3.35%         3.83%
   Net interest spread                                  2.92%          2.40%           2.41%          3.07%         3.30%
   Non-interest income to average assets                0.58%          1.34%           2.36%          0.57%         0.89%
   Non-interest expense to average assets(1)            3.18%          4.05%           4.37%          4.14%         5.84%
   Net overhead ratio(1)                                2.60%          2.71%           2.01%          3.57%         4.95%
   Return on average assets(1)                          0.56%          (0.17)%         0.40%          (0.88)%       (2.60)%
   Return on average equity(1)                          7.88%          (2.33)%         4.66%         (12.20)%      (25.40)%
   Loan-to-deposit ratio                                77.7%          79.7%           63.7%          87.4%        111.2%
   Average interest-earning assets to
     average interest-bearing liabilities             109.93%        110.73%         111.37%        106.61%       115.42%

Asset Quality Ratios:
   Non-performing loans to total loans                  0.59%          0.36%           0.74%          0.01%         0.00%
   Non-performing assets to total assets                0.40%          0.25%           0.41%          0.01%         0.00%
   Allowance for possible loan losses to:
     Total loans                                        0.72%          0.74%           1.07%          0.88%         1.24%
     Non-performing loans                             121.64%        204.15%         143.91%            N/M           N/M

Other Data at end of period:
   Number of:
     Bank subsidiaries                                      6              5               4              3             2
     Banking offices                                       17             14              11              5             3
==========================================================================================================================

(1) For the year ended December 31, 1996, the Company recorded nonrecurring merger-related expenses of $891,000.

TO THE SHAREHOLDERS OF WINTRUST

    Welcome to your copy of Wintrust's second annual report.

    This is the only time in our history when we'll ever be able to say we're twice as old as we were last year. And while we didn't double in size, this report will show you that we did grow rather impressively since we became a publicly traded company less than two years ago.

    We continued to build shareholder value by creating de novo bank franchises, and we move closer to our goal of becoming a high performing financial institution.

                    **** Asset Growth Bar Chart OMITTED ****

1997'S FINANCIAL HIGHLIGHTS.

     You  can  see  the  details  in  the  accompanying   charts  and  financial
statements, but the headlines are especially impressive when you view them together. We did a lot of growing in 1997.

o    Net income grew to $4.8 million from a loss of $973,000 in 1996.

o Earnings per share increased to $.60 per share in 1997 from ($.16) per share in 1996.

o    Assets grew 49% to $1.1 billion from $706 million.

o Total loans increased from $493 million to $713 million, a gain of $220 million or 45%.

o    Deposits grew from $618 million to $918 million, or 49%.

o    The number of deposit accounts grew by about 50%.

o Even including our new banks, non-interest expenses as a percent of assets declined from 4.0% in 1996 to 3.2% in 1997, which is lower than peer group at 3.3%.

o A public offering of 1.4 million Wintrust common shares was completed (and oversubscribed), raising a net $20.4 million of new capital.

o    Wintrust was listed on the Nasdaq National Market System (WTFC).

o A new employee stock purchase plan and stock incentive plan were approved by shareholders.

o    Three new banking facilities were opened, bringing the total to 17.

o    First Insurance Funding Corp. volume grew 26% over 1996.

           **** Hinsdale Bank & Trust Main Bank Facility OMITTED ****

A REMINDER OF WHO WE ARE, WHAT WE ARE AND WHERE WE ARE GOING.

      By the end of 1997, Wintrust operated six de novo (start up) community banks in 17 locations in some of the most affluent suburban markets in the Chicago area, including Lake Forest, Lake Bluff, Hinsdale, Clarendon Hills, Western Springs, Wilmette, Winnetka, Glencoe, Libertyville, Barrington and Crystal Lake. The banks average less than three years of age, with the average age of all facilities being only 24 months. By year end, total assets exceeded $1 billion, making Wintrust one of the fastest growing de novo banking operations ever in Illinois, if not in the US.

     Each of the banks is controlled by a strong, hands-on, local board ranging in number from 15 to 25 members. The make-up of these boards includes local business, religious and community leaders, both men and women, with a wide range of expertise and age.

     Each bank is also managed locally by a team of talented professional bankers who average more than 20 years experience in the banking business and who are deeply involved in their communities. Their experience and knowledge are key to their bank's success. But just as important, and what sets them apart from their colleagues in other banks, is their enthusiasm for, and their belief in, community banking.

     The non-bank part of Wintrust Financial is First Insurance Funding Corporation (formerly First Premium Services, Inc.), believed to be the eighth largest commercial insurance premium financing company in the U.S. First Insurance Funding Corp. shares unique synergies with our banks that allows it a competitive cost of funding and the banks a controlled source of higher yielding loan assets.

WHAT IS A COMMUNITY BANK?

     Community banking begins with the customer, with their wants and needs. It sounds simple, but most banks just don't get it.

     People want a bank where they're known by name and made to feel welcome as soon as they come in the door; where when somebody says, "Can I help you?" they really want to help you; and

where no one ever has to pay a fee for using a teller.

     People want the kind of bank that will service them for life--where parents can take their kids to learn about banking and saving, and maybe meet the bank's president; where older kids can get help all the way through college; where all of a family's financial events from the household checking account to trust and estate planning will be as important to the bank as they are to the family; where older folks can find security and comfort in specially tailored senior products and services.

     People want to keep it local. A bank's management should live a local phone call away, and be involved with community events. The bank should become an important part of the community, help it solve its problems and plan for its future.

   A bank should be a good neighbor, friendly, helpful and generous.

1997 WAS A VERY BUSY YEAR FOR OUR BANKS.

     In 1997 we served customers over 50,000 cups of coffee to wash down more than 100,000 cookies and 25,000 donut holes. Our Junior Savers rode floats and marched in holiday parades throughout the banking communities.

     In the banks, we passed out pumpkins, potted plants, frisbees, mini footballs, flowers for Mom's day, golf balls and pocket knives for Pop's day, cool sunglasses, warm mittens, cuddly Beanie Babies, thousands of lollipops, and bushels of dog biscuits. We had Bike Days, Sundaes on Saturdays, coloring contests and visits from Santa and the Easter Bunny.

     What all this activity means is that people came into our banks and spent some time with us. And they brought the kids. It's what community banking is all about.

    By the way, our banks also sent hundreds of bags of food to local shelters and helped many local charities and community organizations with donations and in-kind service.

WHAT ARE OUR FINANCIAL AND OTHER GOALS?

     In our 1996 Annual Report we communicated these long term financial goals:

o Net interest margin of 4 - 41/2% (interest income from loans and securities less interest expense on deposits and borrowings, as a percent of average earning assets)

o Net overhead ratio of 1 1/2 - 2% (non-interest expense less non-interest income, as a percent of average assets)

o    Return on assets of 1 1/2% (net income as a percent of average assets)

o Return on equity of 20 -25% (net income as a percent of average shareholders' equity)

     In 1997, Wintrust made significant improvements towards all of these goals, despite having two banks in their first year of operation. If you look at Wintrust's older, more mature banks, they are much closer to achieving these goals.

     The oldest bank, Lake Forest Bank & Trust, is getting very close to these goals after its sixth year of operation. The other mature banks--Hinsdale Bank & Trust (4 years old, with the average facility age of 23 months) and North Shore Community Bank & Trust (3 years old, with the average facility age of 27 months)--are improving their margins and marching along this same path towards higher profitability.

    The younger banks, Libertyville Bank & Trust (2 years old), Barrington Bank & Trust (1 year old), and Crystal Lake Bank & Trust (three months old) are still in their aggressive build and invest stage.


    In last year's Annual Report we also said that we wanted to:

o    Identify additional asset niches and expand existing niches,

o    Institute aggressive First Insurance Funding Corp. growth programs,

o    Continue expansion to take advantage of under-served markets,

o Expand trust services to additional bank locations to generate additional fee opportunities.

               **** Net Overhead Ratio Trends Graph OMITTED ****

    As you will see in the following pages, we have accomplished most all of these goals in 1997 with the exception of trust. Progress here will be more closely identified with 1998. This will be a good example of an investment of shareholder funds that will pay off with significant incremental fee volume a few years down the road.

OUR FIRST PUBLIC STOCK OFFERING.

     In the first quarter of 1997, we successfully  completed our  "Subscription and Community Offering". We added over 1,500 new shareholders, most of which were current shareholders, bank customers and residents from the communities served by our banks. Continuing our record, the stock offering was over-subscribed, with approximately 1.4 million shares sold versus our 1.3 million share goal, raising $20.3 million in net capital.

     We now have about 2,800 shareholders and 8.1 million shares of Wintrust stock outstanding. It is worth noting that most of our shareholders live in the communities in which we operate and most are customers.

                    **** Loan Growth Bar Chart OMITTED ****

BANK OPENINGS.

     The Community Bank of Western Springs (a branch of Hinsdale Bank & Trust) opened in late November in temporary quarters of only 2,600 square feet and quickly reached almost $14 million in deposits by March, 1998. A new 15,000 square foot new main bank is under construction in downtown Western Springs. We'll lease out 6,000 feet of it as retail space.

    Crystal Lake Bank & Trust Company, N.A., the sixth de novo bank, also opened in a temporary facility of 1,200 square feet (talk about humble beginnings), three days before Christmas. Its assets now exceed $20 million. A main bank building is under construction in the heart of downtown Crystal Lake, and we also have options on land for a parking lot and a drive-in facility.

          **** Barrington Bank & Trust Main Bank Facility OMITTED ***

BUILDING FOR THE FUTURE.

     In the first quarter, Lake Forest Bank & Trust opened a new drive-thru/walk-up at the west Metra train station. We also own the property on the north side of the street of our main bank facility for future growth three to five years from now. City approval has been received for a 18,000 square foot addition to the main bank facility (we call it Market North).

     In addition to launching its Western Springs branch, Hinsdale Bank & Trust opened in August a 15,000 square foot addition to its main bank facility, and in so doing reinvigorated an important part of the downtown area.

         **** Lake Forest Bank & Trust Main Bank Facility OMITTED ****

     North Shore Community Bank & Trust expanded its main Glencoe office and also began construction of a drive-thru/walk-up facility in downtown Glencoe that just opened in March, 1998. And in Wilmette, NSCB&T converted that village's historic "L" (elevated commuter rail) station at 4th and Linden into a walk-in facility that will open in April.

     Barrington Bank & Trust was opened in December, 1996 and grew to $71 million in assets in its first year. In December, 1997, we opened a new 13,000 square foot main facility that was constructed in just seven months. The bank is now well on its way to $100 million in assets and as well as making a profit.

A FEW GOOD PEOPLE...

     We added 36 more employees in 1997 than we had in 1996 (an increase of 16%), which is an amazingly low increase when you realize the 50% growth in the number of deposit accounts and balances and figure in all of the new banks and added facilities.

     Our total salary and benefits in 1997 at our banking subsidiaries were only 1.28% of average assets, lower than most of our peer group members. That low percentage is even more impressive when you consider the average income and benefits per Wintrust employee was $54,000 compared to the peer group average of $36,000. This provides evidence that fewer but more productive and efficient employees is a sound strategy.

     In management, we added two bank presidents and hired a new database marketing officer. We also have ten new directors, four of which are women, bringing our director (Wintrust and subsidiary bank directors) total up to 124. And, importantly, we've entered into management contracts with all top management officers.

              **** First Insurance Funding Corp Logo OMITTED ****

FIRST INSURANCE FUNDING CORP. HAS A NEW NAME AND ADDITIONAL MOMENTUM.

     In February of this year, First Premium Services changed its name to First Insurance Funding Corp. This change was made to reflect the strategic business and product focus of the company. Through improved technology and operational processes, First Insurance was able to support increased loan volume and customer service. It is a company poised for aggressive growth in 1998 and 1999 as distribution opportunities are expanded.

INNOVATIVE PRODUCTS, INNOVATIVE MARKETING.

     In the past year, we have developed and executed may innovative and different marketing products and promotions. Judging from sales results, from the many compliments of our customers, and especially from a few unkind remarks from our competitors, they are also effective. A few of the noteworthy marketing programs that ran in 1997 included:

o Lake Forest Bank & Trust's "Community Bank Fight Song" (sung to the tune of the Battle Hymn of the Republic)

o    Hinsdale Bank & Trust's "It's a Wonderful Life" promotion

o    North Shore Community Bank & Trust's "How to Rob a Bank" ad

o    Libertyville Bank & Trust's innovative "Guaranteed Best Rate Mortgage"

o The value-added "American Airlines Flight Miles" home equity offer run by Barrington Bank & Trust

o    Crystal Lake Bank & Trust's diamond Founders promotion

     We're also in the process of installing a new marketing and customer information system that is going to figure prominently in the selling and cross-selling of our products to customers and non-customers. This activity, and how we use our technology, becomes more and more important as the number of our new facilities levels off. Creative changes in marketing directions become paramount to continue our growth.

A SPECIAL THANKS TO THE FOLKS WHO HELPED MAKE IT POSSIBLE.

     A yearly report to the stockholders would not be complete without a special thanks to the people who have done a lot for community banking throughout our country: The Megabanks.

     When we started just a few years ago, most local banks had become owned and operated by giant corporations with headquarters in other cities, other states, even other countries. And in most communities, this is still true.

     Branches of these big banks have to satisfy big investors, pay lots of overhead and support long, expensive chains-of-command.

     This means that these banks now charge fees for things that used to be free. Major corporations and large preferred customers take priority over small businesses and local folks. Policies are made for the good of the bank, not for the good of its customers. Restrictions and rate structures are designed to accommodate huge areas of the globe instead of being in tune with the unique needs of a smaller community.

                   **** Deposit Growth Bar Chart OMITTED ****

     Old-fashioned personal service has become more and more impersonal as it has become more and more automated. The best employees keep getting promoted to someplace else. Loan applications have a long way to travel for approvals. People who work in those banks, more often than not, look like strangers.
And that's how customers feel when they go in to cash a check -- like strangers.

     The big banks have even gone so far as to charge a fee for seeing a teller, which they said was to encourage their customers to use their more profitable cash machines. And then they begin charging extra fees for using those very same cash machines!

     The Megabanks have made the friendly local bank a thing of the past. And a thing of the future. We thank them for giving us this opportunity.

SOME THINGS SHOULDN'T CHANGE, EVER.

     We know the secret to our success.

     That's why our community banks are still locally managed by local boards of directors and their presidents still have the authority to make all decisions. And it's why we won't centralize customer contacts at remote locations and we won't focus on the short term to the expense of long term profitability and customer satisfaction.

     We work hard to keep that from changing, because that is the basic difference between us and all other banks. We'll leave it to the other banks to wrest control from their subsidiary banks and branches and to install a "profit centers" philosophy to the detriment of customer satisfaction. We know that we must keep our banks community focused and locally managed.

     To that end, we've developed a list of six guiding principles. We did this to assure that all of our present and future presidents, directors, management teams and their staffs remember who we are and how we operate and continue to provide their communities with the kind of banking they want.

 *** North Shore Community Bank & Trust-Glencoe Drive-thru Facility OMITTED ***

THE WINTRUST PRINCIPLES OF COMMUNITY BANKING.

1.   OUR PURPOSE.

     We will provide families, individuals and businesses of each of our communities with a modern, full-service bank that's unique because it's run by local people who are meeting the area's need for friendly, neighborly, well-run community banking.

2.   OUR CUSTOMER.

     Every customer will be treated as an important depositor, a shareholder and a good neighbor. They must receive the best customer service around, bar none.

3.   OUR PRODUCT.

     Our product is service. We help our customers save, spend, borrow and invest their money safely and wisely. If we are to be successful at community banking, we must put the welfare of our customers first. It's as simple as that.

4.   OUR COMMUNITY.

     Our banks cannot take money from their communities without giving something back. We must be good citizens of our villages and encourage all of our employees to become involved with local events. And we must endeavor to hire employees, contract for services and buy products from our communities.

5.   OUR EMPLOYEES.

     We must work hard to attract the brightest and nicest employees possible and let them know how critical they are to our success. The best way to attract the kind of employees we want is to offer good pay, job security, generous benefits, advancement potential, a pleasant working environment and the opportunity to be part of the team. We should encourage our employees to purchase stock so that they can become owners of the bank and share in the profits they help generate.

6.   OUR STOCKHOLDERS.

     Clearly, our stockholders are extremely important. Most of them are also customers. They have invested their trust and their beliefs, as well as their money, into the idea and future of community banks. The management, directors and staff should always work to justify that investment.

IN CLOSING, IT IS IMPORTANT FOR EACH OF YOU TO KNOW THAT WE FOCUS ON CREATING SHAREHOLDER VALUE. IT IS TOP PRIORITY FOR THE MANAGEMENT TEAM.

   **** Picture of Libertyville Bank & Trust Main Bank Facility OMITTED ****

     To that end, we are in the process of developing and implementing an investor relations campaign that will include more frequent communication with shareholders and key analysts regarding the performance of Wintrust. It's also worth noting that every senior officer of Wintrust and the banks has invested significant amounts of their personal resources in the Company in addition to having stock options. You, like them, have demonstrated your faith by being investors. Now it is our obligation to create long term value for you.

    We can best do that by adhering to a philosophy, coupled with a strategic direction and plan, that balances shareholder returns with growth, new markets and products, management and employee compensation, and community obligations.


             **** Shareholder Equity Growth Bar Chart OMITTED ****

     Thank you for being a shareholder.

                              Sincerely,

                              /S/ Howard D. Adams


                              Howard D. Adams
                              Chairman



                              /S/ Edward J. Wehmer

                              Edward J. Wehmer
                              President

HOW WE CREATE LONG TERM VALUE.

     In an article in the January 8, 1998 edition of American Banker entitled "Bank's True Value May Be Off the Balance Sheet", the author indicated that traditional accounting models are "woefully inadequate" and are "snapshots of what a bank was, not what it will be . . . they cover less than 40% of . . . a banks true value." The article goes on to say that "there can be a more complete framework for establishing long-term strategic value based on a bank's dynamic, but hidden and unmeasured, characteristics."

      The framework for establishing long-term strategic value is ultimately based not only on earnings, but on such other factors as:

High employee productivity and loyalty.

o Many employees have been with us since day one when they opened their de novo community bank, and as a result, feel a special pride and ownership towards their bank.

o Local decision-making authority motivates bank management to do whatever it takes to succeed.

o All senior management have meaningful personal holdings of Wintrust stock and options. Productivity and results are measured on a team basis as well as an individual basis.

High customer loyalty and profitability.

o We elicit strong consumer loyalty with a high level of our personal service is high and low fees. But just as important are products tailored to meet local needs, and cover a lifetime, from Junior Savers to trust and estate planning.

o Because we only have banking facilities in affluent suburban areas, our customers have a much higher than average household income and accumulated wealth. Banks operating in areas of high concentration of deposits can eventually become more efficient in operations and marketing.

Technology, the great equalizer.

     Large competitors think technology gives them the advantage. We know differently. Technology gives community banks the power to compete on an equal basis with anybody, no matter how big.

o Our banks were some of the first in their market areas to introduce PC Home Banking, and we recently rolled out a similar product for commercial customers.

o We capitalize on the advanced technology of our data provider, M & I Data Services, a nationally recognized bank-owned supplier of data processing services.

o Our internal systems (wide area network, digital entry and scanning, optical storage, e-mail and fax, etc.) are more advanced than the typical community bank.

o We are about to launch a Wintrust Investor Relations web site and home pages for each of our banks.

o We have state approval to market a cyber bank (Wintrust Bank) which will allow us new telephone and mail marketing opportunities.

o Our new marketing customer information system which will allow us to market in entirely new ways.

o And in case you were wondering, our internal data and customer systems are well on the way to being "Year 2000 Compliant".

Lean, mean and quick.

o Our lack of bureaucracy and our decentralized management philosophy allows us the ability to make decisions quickly and to act on them quickly.

o Our combined size allows us to employ a select number of highly experienced experts in the fields of technology, finance and marketing, expertise the average community bank can't afford.

     At Wintrust, the ultimate goal is long term growth in shareholder value. Long-term sustainable growth is preferred to immediate returns. In other words, current stock price is indeed highly important, but not paramount in our minds. Our stock price should reflect the franchise values being created as well as increased earnings per share over time. At the heart of this philosophy is our belief that long term growth of our de novo franchises, coupled with building a strong management team, is the best way to optimize long term shareholder value and become a high performing financial institution.

     Our growth is like a simultaneous mathematical equation to be solved over a changing time period. We accomplish this by locking up the best and most affluent retail markets, paying top dollar to attract and to retain experienced top management teams, building appropriate brick and mortar facilities, and investing in aggressive deposit rates and marketing to grow our franchises to a leadership share position. We invest heavily in new banks to generate the critical market share mass required to sustain long term profitability.

     All this aggressive investment will obviously reduce immediate returns as measured conventionally by earnings per share. Long term growth in shareholder value is being attained by integrating our community bank business strategies, which are proven in the market place, to create long term value for shareholders. We believe this is the best road to take to become a high performing financial institution.

**** MAP OMITTED ****

   This page has a fair and accurate representation of the locations of the company's locations as presented on a map of the Chicago area.

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

                                                                                                   DECEMBER 31,
                                                                                    --------------------------------------
                                                                                         1997                       1996
                                                                                    --------------------------------------
ASSETS
Cash and due from banks-noninterest bearing                                         $   32,158                     36,581
Federal funds sold                                                                      60,836                     38,835
Interest-bearing deposits with banks                                                    85,100                     18,732
Available-for-Sale securities, at fair value                                           101,934                     69,387
Held-to-Maturity securities, at amortized cost, fair value of $4,964
   and $4,913 in 1997 and 1996, respectively.                                            5,001                      5,001
Loans, net of unearned income                                                          712,631                    492,548
   Less: Allowance for possible loan losses                                              5,116                      3,636
--------------------------------------------------------------------------------------------------------------------------
   Net loans                                                                           707,515                    488,912
Premises and equipment, net                                                              44,206                    30,277
Accrued interest receivable and other assets                                            14,894                     16,426
Goodwill and organizational costs                                                        1,756                      1,886
--------------------------------------------------------------------------------------------------------------------------

   Total assets                                                                    $ 1,053,400                    706,037
==========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
 Noninterest bearing                                                                $   92,840                     67,164
 Interest bearing                                                                      824,861                    550,865
--------------------------------------------------------------------------------------------------------------------------
   Total  deposits                                                                     917,701                    618,029

Short-term borrowings                                                                   35,493                      7,058
Notes payable                                                                           20,402                     22,057
Accrued interest payable and other liabilities                                          11,014                     16,273
--------------------------------------------------------------------------------------------------------------------------

   Total liabilities                                                                   984,610                    663,417
==========================================================================================================================

Shareholders' equity
   Preferred stock, 20,000,000 shares authorized; no shares
     issued and outstanding at December 31, 1997 and 1996                                    -                         -
   Common stock, no par value; $1.00 stated value; 30,000,000 shares authorized;
     8,118,523 and 6,603,436 issued and outstanding at December 31,
     1997 and 1996, respectively                                                         8,118                      6,603
   Surplus                                                                              72,646                     52,871
   Common stock warrants                                                                   100                        100
   Retained deficit                                                                     (12,117)                   (16,963)
   Net unrealized gains on Available-for-Sale
     securities, net of tax                                                                  43                         9
--------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                         68,790                     42,620
--------------------------------------------------------------------------------------------------------------------------

     Total liabilities and shareholders' equity                                    $ 1,053,400                    706,037
==========================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
                                                                                            YEARS ENDED DECEMBER 31,
                                                                               -------------------------------------------
                                                                                  1997              1996            1995
                                                                               -------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                                   $ 56,066            30,631          17,028
  Interest-bearing deposits with banks                                            1,764             1,588           3,194
  Federal funds sold                                                              3,493             2,491           2,048
  Securities                                                                      3,788             4,327           3,202
--------------------------------------------------------------------------------------------------------------------------
     Total interest income                                                       65,111            39,037          25,472
--------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
   Interest on deposits                                                          37,375            22,760          14,090
   Interest on short-term borrowings and notes payable                              964             1,395           1,682
--------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                      38,339            24,155          15,772
--------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                              26,772            14,882           9,700
Provision for possible loan losses                                                3,404             1,935           1,430
--------------------------------------------------------------------------------------------------------------------------

     Net interest income after provision for possible loan losses                23,368            12,947           8,270
--------------------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME
  Gain on sale of premium finance loans                                             -               3,078           4,421
  Loan servicing fees                                                               248             1,442           1,101
  Fees on mortgage loans sold                                                     2,341             1,393             850
  Trust fees                                                                        626               522             399
  Service charges on deposit accounts                                               724               468             196
  Securities gains, net                                                             111                18               -
  Gain on settlement of contingencies                                                 -                 -             735
  Other                                                                             894               611             842
--------------------------------------------------------------------------------------------------------------------------
     Total noninterest income                                                     4,944             7,532           8,544
--------------------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSE
  Salaries and employee benefits                                                 14,204            11,551           8,011
  Occupancy, net                                                                  1,896             1,649             951
  Data processing                                                                 1,337             1,014             624
  Marketing                                                                       1,309             1,102             682
  Amortization of deferred financing fees                                           248               542             768
  Merger related expenses                                                             -               891               -
  Other                                                                           8,260             6,013           4,776
--------------------------------------------------------------------------------------------------------------------------
     Total noninterest expense                                                   27,254            22,762          15,812
--------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations before
  income taxes                                                                    1,058            (2,283)          1,002
Income tax benefit                                                               (3,788)           (1,310)           (512)
--------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations                                          4,846              (973)          1,514

Loss from operations of discontinued subsidiaries                                   -                 -               (17)
--------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                                              $  4,846              (973)          1,497
==========================================================================================================================

NET INCOME (LOSS) PER COMMON SHARE - BASIC                                     $   0.62             (0.16)           0.27
NET INCOME (LOSS) PER COMMON SHARE - DILUTED                                   $   0.60             (0.16)           0.24
==========================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)
                                                                                                         NET
                                                                                                     UNREALIZED
                                                                                                    GAIN (LOSS)
                                                                              COMMON     RETAINED   ON SECURITIES   TOTAL
                                            PREFERRED    COMMON               STOCK      EARNINGS     AVAILABLE SHAREHOLDERS'
                                              STOCK       STOCK   SURPLUS    WARRANTS    (DEFICIT)    FOR SALE     EQUITY
                                           -------------------------------------------------------------------------------
Balance at December 31, 1994               $   503       4,745    38,621          75     (18,442)        (136)    25,366

Common stock issuance                            -       1,086    12,432           -           -            -     13,518

Dividends on preferred stock                     -           -         -           -         (45)           -        (45)

Allocation of undivided profit                   -           -    (1,000)          -       1,000            -          -

Net income                                       -           -         -           -       1,497            -      1,497

Change in unrealized loss on securities
  available-for-sale, net of tax effect          -           -         -           -           -          151        151
--------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                   503       5,831    50,053          75     (15,990)          15     40,487

Common stock issuance                            -         567     1,298           -           -            -      1,865

Conversion of preferred stock                 (503)        122       381           -           -            -          -

Repurchase of common stock                       -          (4)      (44)          -           -            -        (48)

Purchase of Wolfhoya Investments, Inc.           -          87     1,190          25           -            -      1,302

Net loss                                         -           -         -           -        (973)           -       (973)

Cash payment of fractional shares                -           -        (7)          -           -            -         (7)

Change in net unrealized gain on securities
  available-for-sale, net of tax effect          -           -         -           -           -           (6)        (6)
--------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                     -       6,603    52,871         100     (16,963)           9     42,620

Common stock issuance due to
  the exercise of stock options                  -         118       846           -           -            -        964

Common stock offering                            -       1,397    18,929           -           -            -     20,326

Net income                                       -           -         -           -       4,846            -      4,846

Change in net unrealized gain on securities
  available-for-sale, net of tax effect          -           -         -           -           -           34         34

--------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997               $     -       8,118    72,646         100     (12,117)          43     68,790
==========================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                           YEARS ENDED DECEMBER 31 ,
                                                                             -----------------------------------------------
                                                                                    1997              1996            1995
                                                                             -----------------------------------------------
OPERATING ACTIVITIES:
  Net income (loss)                                                            $    4,846              (973)          1,497
  Adjustments to reconcile net income (loss) to net cash
     used for, or provided by, operating activities:
  Provision for possible loan losses                                                3,404             1,935           1,430
  Depreciation and amortization                                                     2,394             2,104           1,811
  Deferred income tax benefit                                                      (3,788)           (1,455)           (331)
  Gain on sale of investment securities, net                                         (111)              (18)              -
  Net accretion/amortization of investment securities                                (670)           (1,924)           (390)
  Decrease in net assets of discontinued operations                                     -                 -           1,875
  Decrease (increase) in other assets, net                                          5,189            (5,273)         (4,813)
  (Decrease) increase in other liabilities, net                                    (5,224)            2,285           1,907
----------------------------------------------------------------------------------------------------------------------------
NET CASH  PROVIDED BY (USED FOR) OPERATING ACTIVITIES                               6,040            (3,319)          2,986
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
  Proceeds from maturities of Available-for-Sale securities                        92,336           308,424          80,234
  Proceeds from sales of Available-for-Sale securities                                420               498           5,006
  Proceeds from maturities of Held-to-Maturity securities                               -                 -          64,766
  Purchases of securities                                                        (124,522)         (318,497)       (150,805)
  Net decrease (increase) in interest bearing deposits                            (66,368)           31,868          (8,401)
  Net increase in loans                                                          (222,007)         (235,420)        (62,649)
  Purchase of Wolfhoya Investments, Inc., net of cash acquired                         -               (318)              -
  Purchases of premises and equipment, net                                        (16,063)           (7,925)        (11,409)
----------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                           (336,204)         (221,370)        (83,258)
----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
  Increase in deposit accounts                                                    299,672           212,371         183,673
  Increase (decrease) in short-term borrowings, net                                28,435             6,191          (4,849)
  Commercial paper notes originated                                                     -                 -         310,040
  Commercial paper notes principal repaid                                               -                 -        (393,020)
  Proceeds from notes payable                                                      16,200            22,057           5,822
  Repayment of notes payable                                                      (17,855)          (10,758)         (1,998)
  Other, net                                                                            -                 -            (257)
  Repurchase of common stock                                                            -               (48)              -
  Cash value of fractional shares upon exchange of shares                               -                (7)              -
  Issuance of common stock, net of issuance costs                                  21,290             1,865          13,518
  Cash dividends paid on preferred shares                                               -                 -             (45)
----------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                         347,742           231,671         112,884
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                          17,578             6,982          32,612
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     75,416            68,434          35,822
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $   92,994            75,416          68,434
============================================================================================================================

Supplemental disclosures of cash flow information-cash paid during the year for:
     Interest paid                                                             $   37,499            23,874          14,880
     Income taxes paid                                                         $        -               138               -
============================================================================================================================

See accompanying notes to consolidated financial statements

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wintrust Financial Corporation ("Wintrust" or "Company") is a multi-bank holding company currently engaged in the business of providing financial services through its banking subsidiaries to customers in the Chicago metropolitan area and financing the payment of insurance premiums, on a national basis, through its subsidiary, First Insurance Funding Corporation ("FIFC"). FIFC is a wholly owned subsidiary of Crabtree Capital Corporation ("Crabtree") which is a wholly owned subsidiary of Wintrust. As of December 31, 1997, Wintrust owned six bank subsidiaries ("Banks"), all of which started as de novo institutions, including Lake Forest Bank & Trust Company ("Lake Forest"), Hinsdale Bank & Trust Company ("Hinsdale"), North Shore Community Bank & Trust Company ("North Shore"), Libertyville Bank & Trust Company ("Libertyville"), Barrington Bank & Trust Company ("Barrington") and Crystal Lake Bank & Trust Company ("Crystal Lake").

The consolidated Wintrust entity was formed on September 1, 1996 through a merger transaction (the "Reorganization") whereby the holding companies of Lake Forest, Hinsdale, Libertyville and FIFC were merged with newly formed wholly-owned subsidiaries of North Shore Community Bancorp, Inc. (which changed its name to Wintrust Financial Corporation concurrent with the merger). The merger transaction was accounted for in accordance with the pooling-of-interests method of accounting for a business combination. Accordingly, the consolidated financial statements included herein reflect the combination of the historical financial results of the five entities and the recorded assets and liabilities have been carried forward to the consolidated Company at their historical cost.

In the preparation of the consolidated financial statements, management is required to make certain estimates and assumptions that affect the reported amounts contained in the consolidated financial statements. Management believes that the estimates made are reasonable; however, changes in estimates may be required if economic or other conditions change beyond management's expectations.

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

Trading account securities are stated at fair value; however, the Company did not maintain any trading account securities in 1997, 1996, or 1995.

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

Loans and Allowance for Possible Loan Losses

Loans are recorded at the principal amount outstanding. Interest income is recognized when earned. The Company receives loan fees for loans originated, as well as for loan referrals. Fees and certain costs associated with loans originated by the Company are generally deferred and amortized over the life of the loan as an adjustment of yield using the interest method. Loan fees for referrals are recognized as income when received.

Finance charges on premium finance receivables are earned over the term of the loan based on actual funds outstanding, beginning with the funding date, using a method which approximates the effective yield method.

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

The allowance for possible loan losses is maintained at a level adequate to provide for possible loan losses. In estimating possible losses, the Company evaluates loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Impaired loans are generally considered by the Company to be commercial and commercial real estate loans that are nonaccrual loans, restructured loans and loans with principal and/or interest at risk, even if the loan is current with all payments of principal and interest. Impairment is measured by determining the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the fair value of the underlying collateral. If the fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for possible loan losses.

Mortgage Servicing Rights

The Company originates mortgage loans for sale to the secondary market, and sells the loans with servicing retained. The Company capitalizes the rights to service originated mortgage loans at the time of sale. The capitalized cost of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are periodically evaluated for impairment. Impairment represents the excess of the remaining capitalized cost of an individual mortgage servicing right over its fair value, and, if necessary, is recognized through a valuation allowance.

Serviced Premium Finance Receivables

From February, 1995 to the fourth quarter of 1996, FIFC sold its premium finance receivables to a wholly owned subsidiary, First Premium Financing Corporation ("FPFIN") which in turn sold the receivables to an independent third party who issued commercial paper to fund the purchase ("Commercial Paper Issuer"). FPFIN was a bankruptcy remote subsidiary established to facilitate the sale to the independent third party. FIFC retained servicing rights in connection with the sales of receivables. FIFC recognized the contractual servicing and management fee income over the term of the receivables as it was earned. In addition, any excess income earned by the Commercial Paper Issuer above that which was required to fund interest on its outstanding commercial paper and provide for normal servicing to FIFC was payable as additional servicing ("Excess Servicing"). Excess Servicing income over the expected life of the receivables sold was estimated by FIFC at the time of each sale and recorded as a sales gain receivable on the financial statements of FIFC.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets ranging from three to ten years for equipment and the useful lives or lives of the leases for premises and leasehold improvements. Additions to premises are capitalized. Maintenance and repairs are charged to expense as incurred.

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

Intangible Assets

Goodwill, representing the cost in excess of the fair value of net assets acquired, is primarily amortized on a straight-line basis over a period of 15 years.

Deferred organizational costs consist primarily of professional fees and other start-up costs and are being amortized over 5 years.

Trust Assets

Assets held in fiduciary or agency capacity for customers are not included in the consolidated financial statements as they are not assets of Wintrust or its subsidiaries. Fee income is recognized on an accrual basis for financial reporting purposes.

Income Taxes

Beginning September 1, 1996, Wintrust became eligible to file consolidated Federal and state income tax returns. The subsidiaries provide for income taxes on a separate return basis and remit to Wintrust amounts determined to be currently payable.

Prior to the Reorganization on September 1, 1996, Lake Forest, Hinsdale, Libertyville, North Shore, and FIFC and their respective holding companies each filed separate consolidated Federal and state income tax returns. Tax benefits attributable to losses are recognized and allocated to the extent that such losses can be utilized in the consolidated return.

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

Earnings per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 supersedes APB Opinion 15, "Earnings Per Share," and specifies the computation, presentation and disclosure requirements for earnings per share
(EPS) for entities with publicly held common stock or potential common stock.

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

SFAS No. 128 was effective for financial statements for both interim and annual periods ending after December 15, 1997. Accordingly, EPS amounts have been presented in accordance with SFAS No. 128 for 1997 and prior periods have been restated to conform to the requirements of such statement.

Discontinued Operations

The Company has presented as discontinued operations, the results of operations and loss on sale of certain insurance operating subsidiaries. Information regarding the results of operations are not presented as they are not deemed material by management.

Stock Option Plans

As of December 31, 1996, the Company adopted the disclosure requirements of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation." The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized by the Company for its plans. Further disclosures are presented in note 11.

(2)  SECURITIES

The following tables present carrying amounts and gross unrealized gains and losses for the securities held-to-maturity and available-for-sale at December 31, 1997 and 1996 (in thousands). These tables are by contractual maturity which may differ from actual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

                                    DECEMBER 31, 1997
                                             GROSS      GROSS
                              AMORTIZED UNREALIZED UNREALIZED    FAIR
                                   COST      GAINS     LOSSES   VALUE
                               ----------------------------------------
Held-to-maturity:
   U.S. Treasury - due
     in one to five years      $   5,001        -        (37)    4,964
Available-for-sale:
   U.S. Treasury - due in
     one year or less              2,988       30          -     3,018
   U.S. Treasury - due in
     one  to five years            1,001        9          -     1,010
   Federal agencies - due in
     one year or less             11,156       47         (2)   11,201
   Corporate notes - due in
     one  year or less            78,707        -         (1)   78,706
   Corporate notes - due in
     one  to five years            4,046       17        (17)    4,046
   Federal Reserve Bank
        and Federal Home Loan
        Bank stock                 3,953        -          -     3,953
                               ----------------------------------------
   Total securities
     available-for-sale          101,851      103        (20)  101,934
                               ----------------------------------------

   Total securities            $ 106,852      103        (57)  106,898
=======================================================================

                                    DECEMBER 31, 1996
                                             GROSS      GROSS
                              AMORTIZED UNREALIZED UNREALIZED    FAIR
                                   COST      GAINS     LOSSES   VALUE
                               ----------------------------------------
Held-to-maturity:
   U.S. Treasury - due
     in one to five years      $   5,001        -        (88)    4,913
Available-for-sale:
   U.S. Treasury - due in
     one year or less              9,688        3         (2)    9,689
   Federal agencies - due in
     one year or less             19,642        4         (5)   19,641
   Municipals - due in
     one  year or less               317        -          -       317
   Corporate notes - due in
     one  year or less            32,986        5         (2)   32,989
   Corporate notes - due in
     one  to five years            5,216       19         (5)    5,230
   Federal Reserve Bank stock      1,521        -          -     1,521
                               ----------------------------------------

   Total securities
     available-for-sale           69,370       31        (14)   69,387
                               ----------------------------------------

   Total securities            $  74,371       31       (102)   74,300
=======================================================================


In 1997, 1996 and 1995, Wintrust had gross realized gains on sales of available-for-sale securities of $111,000, $18,000 and $200, respectively. Wintrust had no realized losses on sales of securities in 1997, 1996 and 1995. Proceeds from sales of available-for-sale securities during 1997, 1996 and 1995 were $420,000, $498,000 and $5,006,000, respectively. At December 31, 1997 and
1996, securities having a carrying value of $77,983,000 and $52,658,000, respectively, were pledged as collateral for public deposits and trust deposits.

(3)  LOANS
A summary of the loan portfolio by category at December 31, 1997 and 1996 is as follows (in thousands):

                                               1997          1996

                                           ------------------------
Commercial and commercial real estate      $ 235,483       182,403
Home equity                                  116,147        87,303
Residential                                   61,611        51,673
Premium finance                              131,952        59,240
Indirect auto                                139,296        91,211
Installment                                   32,153        23,717
                                           ------------------------
                                             716,642       495,547
Less: Unearned income                          4,011         2,999
                                           ------------------------

Total loans                                $ 712,631       492,548
===================================================================

Certain officers and directors of Wintrust and its subsidiaries and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans totaling $9,213,000 and $9,992,000 at December 31, 1997 and 1996, respectively, were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers.

(4)  ALLOWANCE FOR POSSIBLE LOAN LOSSES

A summary of the allowance for possible loan losses for years ending December 31, 1997, 1996 and 1995 is as follows (in thousands):

                                          1997      1996      1995
                                        ----------------------------
Allowance at beginning of period        $ 3,636     2,763     1,702
Provision                                 3,404     1,935     1,430
Charge-offs-continuing operations        (1,874)     (520)     (290)
Charge-offs-discontinued operations        (241)     (583)     (109)
Recoveries                                  191        41        30
                                        ----------------------------
Allowance at end of period              $ 5,116     3,636     2,763
====================================================================

The provision for possible loan losses is charged to operations, and recognized loan losses (recoveries) are charged (credited) to the allowance. At December 31, 1997, 1996 and 1995, non-accrual loans had a carrying value of $2,440,000, $1,686,000 and $1,778,000, respectively.

At December 31, 1997, 1996, and 1995 loans that were considered to be impaired totaled $1,139,000, $1,444,000 and $1,736,000, respectively, for which no specific allowance for loan losses was required as of and for the years then ended. The average balance of impaired loans during 1997, 1996 and 1995 was approximately $990,000, $1,322,000 and $930,000, respectively. All of the impaired loans are included in the nonaccrual loan amount listed above. Management evaluated the value of the loans primarily by using the fair value of the collateral. Interest income foregone on these loans during 1997, 1996 and 1995 was not material.


(5)  SERVICED RECEIVABLES AND SECURITIZATION FACILITY

Receivables sold and serviced by FIFC were $52,070,000 at December 31, 1996. The receivables were sold pursuant to a securitization facility established February 2, 1995. Unamortized deferred costs associated with this facility amounted to approximately $80,000 at December 31, 1996. During 1997, this securitization facility was discontinued and all remaining deferred costs associated with the facility were expensed. Accordingly, the Company had no loans serviced for others by FIFC at December 31, 1997.

The securitization facility was an independent vehicle into which $200 million of receivables could be sold and funded by the Commercial Paper Issuer, subject to certain terms and conditions. In connection with this facility, FIFC formed a wholly owned, bankruptcy remote subsidiary, FPFIN, to purchase the receivables from FIFC and simultaneously sell the receivables to the Commercial Paper Issuer. All the receivable sales were without recourse. The sale of loans to the Commercial Paper Issuer were accounted for as sales and, accordingly, the loans were not included in the consolidated financial position of the Company. FPFIN recognized a gain at the time of each sale based on its estimate of excess servicing, as defined in Note 1, to be earned over the life of the receivables sold. All of FPFIN's accounts were maintained by FIFC and consolidated in the financial statements.

FIFC was required to maintain facility collateral at an amount equal to 105.5% of commercial paper outstanding. The amount of this overcollateralization is recorded as loans on the Company's consolidated financial statements and was $4,854,000 at December 31, 1996.

Subsequent to the Reorganization on September 1, 1996, the premium finance loan originations have generally been sold to the Banks and consequently remain as an asset of the Company.

(6)  PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 1997 and 1996 is as follows (in thousands):

                                        1997         1996
                                   ------------------------
Land                               $   8,751         4,426
Buildings and improvements            30,354        22,024
Furniture and equipment               10,306         7,263
                                   ------------------------
                                      49,411        33,713
Less accumulated depreciation
   and amortization                    5,205         3,436
                                   ------------------------

Premises and equipment, net         $ 44,206        30,277
===========================================================

(7)  TIME DEPOSITS

Certificates of deposit in amounts of $100,000 or more approximated $233,590,000 and $159,668,000, respectively, at December 31, 1997 and 1996. Interest expense related to these deposits approximated $10,954,000, $4,270,000 and $2,769,000 for the periods ended December 31, 1997, 1996 and 1995, respectively.

(8)  NOTES AND LOANS PAYABLE

The note payable balance of $20.4 million and $22.1 million at December 31, 1997 and 1996, respectively, represents the balance on secured loans obtained from an unaffiliated lender. Effective September 1, 1996, the Company entered into a $25 million revolving credit line, which charged interest at a floating rate equal to, at the Company's option, either the lender's prime rate or the London Inter-Bank Offered Rate (LIBOR) plus 1.50%. Effective September 1, 1997, this revolving credit line was increased to $30 million and the maturity date was extended to September 1, 1998. Additionally, effective September 1, 1997, the interest rate associated with the revolving line of credit was reduced to bear interest at a floating rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus 1.25%. The note is secured by the stock of the subsidiary banks. On March 18, 1997, the Company reduced the outstanding debt to approximately $2.5 million by utilizing the proceeds from the common stock offering. The Company then increased the outstanding loan balance by utilizing the line of credit to provide capital to fund the growth of its subsidiary banks and to capitalize its newest de novo bank, Crystal Lake Bank.

(9)    LEASE EXPENSE AND OBLIGATIONS

Gross rental expense for all operating leases was $798,000, $659,000 and $554,000, in 1997, 1996 and 1995, respectively. Lease commitments are primarily for office space. Minimum gross rental commitments and minimum gross rental income as of December 31, 1997 for all noncancelable leases are as follows (in thousands):

                                       MINIMUM      MINIMUM
                                        GROSS        GROSS
                                       RENTAL       RENTAL
                                       EXPENSE      INCOME
                                    -----------------------
1998                                $    766           230
1999                                     789           230
2000                                     678           230
2001                                     564           230
2002                                     404           200
2003 and thereafter                      771           192
                                    -----------------------
Total minimum future rentals        $  3,972         1,312
===========================================================

(10)   INCOME TAXES

Wintrust had no current Federal or state income tax expense in each of the years in the three-year period ended December 31, 1997. In 1997, 1996 and 1995, the Company recorded net deferred Federal tax benefits of $2.9 million, $524,000 and $331,000, respectively, and net deferred state tax benefits of $890,000,
$786,000 and $181,000, respectively. During 1997, such amounts excluded approximately $316,000 and $67,000 of Federal and state tax benefits, respectively, that are recorded directly to shareholder's equity related to the exercise of certain stock options.

Income taxes for 1997, 1996 and 1995 differ from the expected tax expense for those years (computed by applying the applicable statutory U.S. Federal income tax rate of 34% to income before income taxes) as follows (in thousands):

                                   YEAR ENDED DECEMBER 31,
                                  1997      1996      1995
                               ----------------------------
Computed "expected" income
   tax expense (benefit)       $   360      (776)      341
Increase (decrease) in tax resulting from:
   Change in the beginning-of-the-year
     balance of the valuation allowance
     for deferred tax assets    (4,204)     (853)     (698)
   Merger costs                      -       305         -
   Other, net                       56        14      (155)
                               ----------------------------
Income tax benefit             $(3,788)   (1,310)     (512)
===========================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1997 and 1996 are presented below (in thousands):

                                                1997          1996
                                             ----------------------
Deferred tax assets:
   Allowance for possible loan losses        $ 1,475           791
   Startup costs                                 133           291
   Federal net operating loss carryforward     9,072         9,535
   State net operating loss carryforward       1,867         1,897
   Deferred compensation                          89           263
   Other, net                                    162           146
                                             ----------------------
Total gross deferred tax assets               12,798        12,923
Valuation allowance                            4,163         8,367
                                             ----------------------
Total net deferred tax assets                  8,635         4,556
-------------------------------------------------------------------
Deferred tax liabilities:
   Premises and equipment, due to
     differences in depreciation                 483           186
   Accrual to cash adjustment                  1,023         1,232
   Unrealized gain on available-for-sale
     securities                                   17             8
   Other, net                                  1,254         1,434
                                             ----------------------
Total gross deferred tax liabilities           2,777         2,860
                                             ----------------------
Net deferred tax assets                      $ 5,858         1,696
===================================================================

During 1995, 1996 and 1997,  management  determined  that a valuation  allowance should be established for a portion of the deferred tax asset based on management's assessment reguarding realization of such deferred tax assets considering the profitability attained by the Company and its operating subsidiaries during each of the years and future earnings estimates. Management believes that realizations of the recorded net deferred tax asset is more likely than not.

At December 31, 1997, Wintrust and its subsidiaries had Federal net operating losses of approximately $26.7 million and state net operating losses of approximately $26.0 million. Such amounts are available for carryforward to offset future taxable income and expire in 2000-2010. Utilization of the net operating losses are subject to certain statutory limitations. Additionally, the federal net operating losses of the predecessor companies prior to the Reorganization are only available to be utilized by the respective companies that generated the losses.

(11)  EMPLOYEE BENEFIT AND STOCK PLANS

Prior to May 22, 1997, Wintrust, Lake Forest Bancorp, Inc., Hinsdale Bancorp, Inc., Libertyville Bancorp, Inc., Crabtree Capital Corporation and FIFC maintained various stock option and rights plans (Predecessor Plans) which provided options to purchase shares of Wintrust's common stock at the fair market value of the stock on the date the option was granted. The Predecessor Plans permitted the grant of incentive stock options, nonqualified stock options, rights and restricted stock.
Collectively, the Predecessor Plans covered substantially all employees of Wintrust.

Effective  May 22,  1997,  the  Company's  shareholders  approved  the  Wintrust
Financial Corporation 1997 Stock Incentive Plan (Plan). The Plan amended, restated, continued and combined all of the Predecessor Plans implemented previously by the Company or its subsidiaries, including shares covered under the Company's Stock Rights Plan. The Plan provides that the total number of shares of Common Stock as to which awards may be granted may not exceed 1,937,359 shares, which number of shares includes 1,777,359 shares of Common Stock which had already been reserved for issuance under the Predecessor Plans. The incentive and nonqualified options expire at such time as the Compensation Committee shall determine at the time of grant, however, in no case shall they be exercisable later than ten years after the grant.

A summary of the aggregate activity of the Plans for 1997, 1996 and 1995 is as follows:

                               COMMON      RANGE OF      WEIGHTED AVERAGE
                               SHARES   STRIKE PRICES      STRIKE PRICE
                            -------------------------------------------
Outstanding at
   December 31, 1994          752,004   $ 5.80-$21.13        $  8.23
Granted                       168,029   $ 9.30-$14.53        $ 11.56
Exercised                      11,250           $7.75        $  7.75
Forfeited or canceled           2,418   $ 7.75- $9.30        $  8.37
                            -------------------------------------------
Outstanding at
   December 31, 1995          906,365   $ 5.80-$21.13        $  8.85
Granted                       309,573   $11.37-$15.25        $ 13.75
Exercised                      13,690   $ 6.31- $9.69        $  8.27
Forfeited or canceled          52,924   $ 6.31-$21.13        $ 10.81
                            -------------------------------------------
Outstanding at
   December 31, 1996        1,149,324   $ 5.80-$21.13        $ 10.10
Granted                       350,671          $18.00        $ 18.00
Reclassification of stock
   rights to stock options    103,236   $ 7.75-$11.62        $  7.84
Exercised                     117,575   $ 5.80-$16.23        $  7.72
Forfeited or canceled          26,568   $ 5.80-$21.13        $ 15.85
                            -------------------------------------------
Outstanding at
   December 31, 1997        1,459,088   $ 5.80-$21.13        $ 11.90
=======================================================================

At December 31, 1997 and 1996, the weighted-average remaining contractual life of outstanding options was 7.4 years and 7.0 years, respectively. Additionally, at December 31, 1997, 1996 and 1995, the number of options exercisable was 809,520, 659,627 and 489,928, respectively, and the weighted-average per share exercise price of those options was $9.08, $8.62 and $8.08, respectively. Expiration dates for the options range from December 20, 1998 to December 5, 2007.

The following table presents the certain information about the outstanding options and the currently exercisable options as of December 31, 1997:

                           OPTIONS OUTSTANDING                            OPTIONS CURRENTLY EXERCISABLE
------------------------------------------------------------              -----------------------------
                                                  WEIGHTED                               WEIGHTED
  RANGE OF                                        AVERAGE                                  AVERAGE
  EXERCISE              NUMBER       EXERCISE     REMAINING                  NUMBER        EXERCISE
   PRICES              OF SHARES       PRICE        TERM                   OF SHARES        PRICE
------------------------------------------------------------              -----------------------------
$  5.80-$6.31           227,170        $6.20     3.77 years                  227,170        $6.20
$  7.24-$8.48           289,323        $7.90     6.25 years                  272,038        $7.88
$ 9.30-$11.62           233,727       $10.12     7.14 years                  140,463       $10.01
$12.42-$15.25           345,719       $13.66     8.31 years                  157,121       $13.52
$18.00-$18.00           350,671       $18.00     9.93 years                      250       $18.00
$19.86-$21.13            12,478       $21.11     2.45 years                   12,478       $21.11
-------------------------------------------------------------------------------------------------------
$ 5.80-$21.13         1,459,088       $11.90     7.35 years                  809,520      $  9.08
=======================================================================================================

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

                                   YEAR ENDED DECEMBER 31,
                              -----------------------------
                                 1997      1996      1995
                              -----------------------------
Net income
                As reported   $  4,846      (973)    1,497
                  Pro forma      4,261    (1,455)    1,456

Earnings per share-Basic
                As reported   $   0.62     (0.16)     0.27
                  Pro forma       0.55     (0.24)     0.27

Earnings per share-Diluted
                As reported   $   0.60     (0.16)     0.24
                  Pro forma       0.53     (0.24)     0.24
===========================================================

The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the years ended December 31, 1997, 1996 and 1995, respectively: dividend yield of 0% for each period; expected volatility of 22.5% for 1997 and 20.0% for 1996 and 1995; risk free rate of return of of 6.4% for 1997 and 1996 and 6.6% for 1995; and, expected life of 8 years for 1997 and 10 years for 1996 and 1995.

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans (401(k) Plans). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary reductions at their direction, limited to $9,500 annually. Employer contributions to the 401(k) Plans are made at the employer's discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company's expense for the employer contributions to the 401(k) Plans was approximately $41,300, $37,500 and $32,700 in 1997, 1996 and 1995, respectively.

Effective May 22, 1997, the Company's shareholders approved the Wintrust Financial Corporation Employee Stock Purchase Plan (SPP). The SPP is designed to encourage greater stock ownership among employees thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock. The Company has reserved 250,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be newly issued shares of the Company, and the purchase price of the shares of Common Stock may not be lower than the lessor of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the purchase date for the offering.

The Company does not currently offer other postretirement benefits such as health care or other pension plans.

(12)  REGULATORY MATTERS

Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. No cash dividends were paid to Wintrust by the Banks during the years ended December 31, 1997, 1996 and 1995.

The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 1997 and 1996, reserve balances of approximately $5,765,000 and $2,512,000, respectively, were required.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1997 and 1996, that the Company and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 1997 the most recent notification from the Banks' primary federal regulator categorized the Banks as either well capitalized or adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. The Company's and the Banks' actual capital amounts and ratios as of December 31, 1997 and 1996 are presented in the following tables (dollars in thousands).

                                      TO BE ADEQUATELY
                                        CAPITALIZED BY
                      ACTUAL         REGULATORY  DEFINITION
                -------------------------------------------
                 AMOUNT     RATIO      AMOUNT       RATIO
                -------------------------------------------
December 31, 1997:
Total Capital (to Risk Weighted Assets):
Consolidated    $72,107    9.4%       $61,336      8.0%
Lake Forest      23,098    8.9         20,821      8.0
Hinsdale         16,082    8.2         15,711      8.0
North Shore      20,902   10.3         16,114      8.0
Libertyville     11,668   11.6          8,075      8.0
Barrington        6,587   12.5          4,207      8.0

Tier 1 Capital (to Risk Weighted Assets):
Consolidated    $66,991    8.7%       $30,668      4.0%
Lake Forest      21,378    8.2         10,411      4.0
Hinsdale         14,784    7.5          7,856      4.0
North Shore      19,822    9.8          8,057      4.0
Libertyville     11,078   11.0          4,038      4.0
Barrington        6,258   11.9          2,104      4.0

Tier 1 Capital (to Average Quarterly Assets):
Consolidated    $66,991    6.6%       $40,354      4.0%
Lake Forest      21,378    6.2         13,861      4.0
Hinsdale         14,785    6.9          8,585      4.0
North Shore      19,822    7.7         10,287      4.0
Libertyville     11,078    9.3          4,783      4.0
Barrington        6,258   10.0          2,515      4.0

December 31, 1996:
Total Capital (to Risk Weighted Assets):
Consolidated    $44,361    8.0%       $44,338      8.0%
Lake Forest      17,303    8.7         15,995      8.0
Hinsdale         13,343    9.6         11,062      8.0
North Shore      14,983   11.7         10,288      8.0
Libertyville      8,606   13.6          5,047      8.0

Tier 1 Capital (to Risk Weighted Assets):
Consolidated    $40,725    7.3%       $22,169      4.0%
Lake Forest      16,022    8.0          7,997      4.0
Hinsdale         12,463    9.0          5,531      4.0
North Shore      14,184   11.0          5,144      4.0
Libertyville      8,256   13.1          2,523      4.0

Tier 1 Capital (to Average Quarterly Assets):
Consolidated    $40,725    6.4%       $25,421      4.0%
Lake Forest      16,022    6.2         10,281      4.0
Hinsdale         12,463    8.2          6,063      4.0
North Shore      14,184    9.1          6,249      4.0
Libertyville      8,256   11.7          2,827      4.0

The ratios required for the Banks to be "well capitalized" by regulatory definition are 10.0%, 6.0%, and 5.0% for the Total Capital-to-Risk Weighted Assets, Tier 1 Capital-to-Risk Weighted Assets and Tier 1 Capital-to-Average Quarterly Assets ratios, respectively.

Crystal Lake Bank, which is "well capitalized" in all capital categories, is not presented above. That Bank's ratios are not meaningful because it opened during the last few weeks of 1997.

(13)  COMMITMENTS AND CONTINGENCIES

In connection with a purchase agreement for a subsidiary of Crabtree, a provision was made for additional contingent consideration pending the outcome of certain tax litigation and other contingencies of that subsidiary. If such contingencies were favorably resolved, Crabtree would have been required to contribute up to $3,450,000 to the subsidiary. This additional capital contribution was fully reserved for in Crabtree's financial statements in 1987. In early 1995, the last remaining contingency under the purchase agreement was satisfied and in March, 1995, the subsidiary made a formal request of Crabtree for the maximum amount of the contribution. Crabtree disputed the amounts owed and in September, 1995, Crabtree reached a settlement with the subsidiary. Under the terms of the settlement agreement, Crabtree effectively bought out the minority shareholders of the subsidiary by having the subsidiary repurchase all of its stock held by the minority shareholders. A purchase price was negotiated which included a deemed capital contribution by Crabtree of $1.7 million. As a result of this settlement, a gain of $735,000 was recorded in 1995.

The Company has outstanding at any time a number of commitments to extend credit to its customers. These commitments include revolving home line and other credit agreements, term loan commitments and standby letters of credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to extend credit at December 31, 1997 and 1996 were $239.1 million and $182.4 million, respectively. Standby letters of credit amounts were $5.3 million and $2.9 million at December 31, 1997 and 1996, respectively.

In the ordinary course of business, there are various other legal proceedings pending against the Company. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.

(14)  FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of Wintrust's financial instruments at December 31, 1997 and 1996 (in thousands).

                                                                      AT DECEMBER 31, 1997           AT DECEMBER 31, 1996
                                                                   ------------------------------------------------------
                                                                   CARRYING           FAIR          CARRYING        FAIR
                                                                     VALUE            VALUE           VALUE         VALUE
                                                                   ------------------------------------------------------
Financial assets:
   Cash and demand balances from banks                             $ 32,158          32,158         36,581         36,581
   Federal funds sold                                                60,836          60,836         38,835         38,835
   Interest-bearing deposits at banks                                85,100          85,100         18,732         18,732
   Held-to-maturity securities                                        5,001           4,964          5,001          4,913
   Available-for-sale securities                                    101,934         101,934         69,387         69,387
   Loans, gross                                                     712,631         718,079        492,548        492,741
   Accrued interest receivable                                        4,792           4,792          4,034          4,034
Financial liabilities:
   Non-maturity deposits                                            392,478         392,478        293,630        293,630
   Deposits with stated maturities                                  525,222         527,263        324,399        325,380
   Notes payable                                                     20,402          20,402         22,057         22,057
   Short-term borrowings                                             35,493          35,493          7,058          7,058
   Accrued interest payable                                           1,770           1,770            930            930

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

(15)  WARRANTS TO ACQUIRE COMMON STOCK

The Company has issued warrants to acquire common stock. The warrants entitle the holder to purchase one share of the Company's common stock at purchase prices ranging from $14.85 to $15.00 per share. There were 155,430 outstanding warrants to acquire common stock at December 31, 1997 and 1996 with expirations dates ranging from December, 2002 through November, 2005.

(16)  BUSINESS COMBINATION

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


                             EIGHT MO. ENDED   YEAR ENDED
                              AUG. 31, 1996   DEC. 31, 1995
                              ------------------------------
Net interest income:
   Lake Forest Bancorp, Inc.    $  3,648          4,431
   Hinsdale Bancorp, Inc.          2,380          2,067
   North Shore Comm. Bancorp, Inc. 2,140          1,746
   Libertyville Bancorp, Inc.        875            157
   Crabtree Capital Corporation      366          1,299
                              ------------------------------
     Consolidated               $  9,409          9,700
------------------------------------------------------------

Other noninterest income:
   Lake Forest Bancorp, Inc.    $    726          1,115
   Hinsdale Bancorp, Inc.            507            572
   North Shore Comm. Bancorp, Inc.   429            264
   Libertyville Bancorp, Inc.        132             21
   Crabtree Capital Corporation    3,352          6,572
                              ------------------------------
     Consolidated               $  5,146          8,544
------------------------------------------------------------

Net income (loss):
   Lake Forest Bancorp, Inc.    $    545          1,015
   Hinsdale Bancorp, Inc.             29            420
   North Shore Comm. Bancorp, Inc.  (901)          (862)
   Libertyville Bancorp, Inc.       (862)          (958)
   Crabtree Capital Corporation     (727)         1,882
                              ------------------------------
     Consolidated               $ (1,916)         1,497
============================================================

(17)  ACQUISITION

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

(18)  WINTRUST FINANCIAL CORPORATION
       (Parent Company Only)

The Company's condensed balance sheets as of December 31, 1997 and 1996, and the related condensed statements of operations and cash flows for the three years ended December 31, 1997 are as follows (in thousands, except per share data):

Wintrust Financial Corporation (Parent Company Only) Balance Sheet Data

                                             YEARS ENDED DECEMBER 31,
                                             ------------------------
                                                  1997         1996
                                             ------------------------
ASSETS
Cash                                         $     854            63
Investment in subsidiaries                      85,235        62,262
Due from subsidiary                                  -           785
Other assets                                     3,259         1,834
                                             ------------------------
Total assets                                 $  89,348        64,944
=====================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities                            $     156           267
Notes payable                                   20,402        22,057
Shareholders' equity                            68,790        42,620
                                             ------------------------
Total liabilities and shareholders' equity   $  89,348        64,944
=====================================================================

Wintrust  Financial  Corporation  (Parent Company Only)  Statements of Operation
Data

                                           YEARS ENDED DECEMBER 31,
                                       -----------------------------
                                          1997      1996      1995
                                       -----------------------------
INCOME
Interest income                        $      -         3         -
Other income                                  -         -         -
                                       -----------------------------
Total income                                  -         3         -

EXPENSES
Interest expense                            953       383         -
Salaries and employee benefits              333       107         -
Merger                                        -       173         -
Other                                       477       213        56
Goodwill and organizational cost
   amortization                             138        26        14
                                       -----------------------------
Total expenses                            1,901       902        70
                                       -----------------------------
Loss before income taxes and equity
   in undistributed net income (loss)
   of subsidiaries                       (1,901)     (899)      (70)
Income tax benefit                         (914)     (257)        -
                                       -----------------------------
Loss before equity in undistributed
   net income (loss) of subsidiaries       (987)     (642)      (70)
Equity in undistributed net income
   (loss) of subsidiaries                 5,833      (331)    1,567
                                       -----------------------------

Net income (loss)                      $  4,846      (973)    1,497
====================================================================

Wintrust Financial Corporation (Parent Company Only)
Statements of Cash Flows

                                                YEARS ENDED DECEMBER 31,
                                            -----------------------------
                                                1997       1996    1995
                                            -----------------------------

Operating activities:
Net income (loss)                           $   4,846      (973)   1,497
Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
   Amortization of goodwill and
     organizational costs                         138        26       14
   Deferred income tax benefit                   (914)     (257)       -
   Decrease in other assets                        95        64       92
   (Decrease) increase in other liabilities      (111)      267        -
   Equity in undistributed net (income)
     loss of subsidiaries                      (5,833)      331   (1,567)
                                            -----------------------------
Net cash (used for) provided by
   operating activities                        (1,779)   (1,204)      36
                                            -----------------------------

Investing activities:
   Capital infusions to subsidiaries          (17,850)  (23,272) (13,423)
   Purchase of Wolfhoya Investments,
     Inc., net of cash acquired                     -      (318)       -
                                            -----------------------------
Net cash used for investing activities        (17,850)  (23,590) (13,423)
                                            -----------------------------

Financing activities:
   Common stock issuance, net                  21,290     1,858   13,518
   Dividends on preferred stock                     -         -      (45)
   Repurchase of common stock                       -       (48)       -
   Increase in notes payable                   16,200    22,057        -
   Repayment of notes payable                 (17,855)        -        -
   Advances from (to) subsidiaries                785      (785)       -
                                            -----------------------------
Net cash provided by financing
   activities                                  20,420    23,082   13,473
                                            -----------------------------

Net increase (decrease) in cash                   791    (1,050)      86
Cash at beginning of year                          63     1,113    1,027
                                            -----------------------------
Cash at end of year                         $     854        63    1,113
=========================================================================

(19)  NET INCOME (LOSS) PER AVERAGE COMMON SHARE

The following table sets forth the number of shares and the net income used to determine net income per common share for 1997, 1996, and 1995 (in thousands, except per share data):

                                               1997      1996    1995

Net income (loss) available for
   common shareholders                  (A) $  4,846     (973)   1,452
                                      ---------------------------------

Average common shares outstanding       (B)    7,755    6,134    5,315
Average common share equivalents                 331        -      838
                                      ---------------------------------
Weighted average common shares
   and common share equivalents         (C)    8,086    6,134    6,153
                                      ---------------------------------

Net income (loss) per average
   common share - Basic               (A/B) $   0.62    (0.16)    0.27
Net income (loss) per average
   common share - Diluted             (A/C) $   0.60    (0.16)    0.24
=======================================================================

Common share equivalents result from stock options and stock warrants being treated as if they had been exercised and are computed by application of the treasury stock method. No common share equivalents were assumed to be outstanding for the year ended December 31, 1996 because accounting standards require that the computation of earnings per share shall not give effect to common stock equivalents for any period in which their inclusion would have the effect of decreasing the loss per share amount otherwise computed.

(20)  QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

The following is a summary in thousands of dollars, except for per common share data, of quarterly financial information for the years ended December 31, 1997 and 1996:

                                                          1997 QUARTERS                            1996 QUARTERS
                                          --------------------------------------------------------------------------------
                                            FIRST     SECOND     THIRD     FOURTH     FIRST     SECOND    THIRD    FOURTH
                                          --------------------------------------------------------------------------------
Interest income                           $13,078     15,381    17,746     18,906     8,287      8,936   10,174    11,640
Interest expense                            7,826      8,592    10,406     11,515     5,207      5,571    6,232     7,145
                                          --------------------------------------------------------------------------------
Net interest income                         5,252      6,789     7,340      7,391     3,080      3,365    3,942     4,495

Provision for possible loan losses            679        875       958        892       410        483      451      591
                                          --------------------------------------------------------------------------------
Net interest income after provision
  for possible loan losses                  4,573      5,914     6,382      6,499     2,670      2,882    3,491     3,904

Noninterest income, excluding
  securities gains, net                     1,592        928     1,102      1,211     1,996      1,934    1,970     1,614
Securities gains, net                           -          -         -        111        18          -        -         -
Noninterest expense                         6,354      6,424     6,946      7,530     4,958      6,219    5,339     6,246
                                          --------------------------------------------------------------------------------
Income before income taxes                   (189)       418       538        291      (274)    (1,403)     122      (728)

Income tax (benefit) expense                 (918)      (708)     (773)    (1,389)       82         63     (179)   (1,276)
                                          --------------------------------------------------------------------------------

Net income (loss)                            $729      1,126     1,311      1,680      (356)    (1,466)     301       548
                                          --------------------------------------------------------------------------------

Net income (loss) per common
     share - Basic                          $0.11       0.14      0.16       0.21     (0.06)     (0.25)    0.05      0.08

Net income (loss) per common
     share - Diluted                        $0.10       0.13      0.15       0.20     (0.06)     (0.25)    0.04      0.08
                                          ================================================================================

                          Independent Auditors' Report


The Board of Directors
Wintrust Financial Corporation:

We have audited the accompanying consolidated statements of condition of Wintrust Financial Corporation and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. Separate financial statements of Crabtree Capital Corporation and subsidiaries included the consolidated statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 1995, were audited by other auditors whose report dated May 20, 1996, expressed an unqualified opinion on those statements.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wintrust Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.



/S/ KPMG PEAT MARWICK LLP

Chicago, Illinois
March 17, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

GENERAL

The profitability of the Company's operations depends primarily on its net interest income, provision for possible loan losses, non-interest income and non-interest expense. Net interest income is the difference between the income the Company receives on its loan and investment portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for possible loan losses reflects the cost of credit risk in the Company's loan portfolio. Non-interest income consists of gains on sales of loans, loan servicing fees, fees on loans sold, trust fees, and miscellaneous fees and income. Non-interest expense includes salaries and employee benefits as well as occupancy, data processing, marketing, other expenses and, in 1996, certain non-recurring merger-related expenses.

Net interest income is dependent on the amounts and yields of interest-earning assets as compared to the amounts and rates on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company's asset/liability management procedures in coping with such changes. The provision for loan losses is dependent on increases in the loan portfolio, management's assessment of the collectibility of the loan portfolio, net loans charged-off, as well as economic and market factors. Gain on sale of loans and loan servicing fees relate principally to the Company's past practice of selling insurance premium finance loans originated into the secondary market through a securitization facility. The Company's current practice is to retain premium finance loans in the Banks' loan portfolios resulting in higher net interest income, reduced gains on sale of insurance premium finance loans and diminished loan servicing fee income. Fees on loans sold relate to the Company's practice of originating long-term fixed-rate mortgage loans for sale into the secondary market in order to satisfy customer demand for such loans while avoiding the interest-rate risk associated with holding long-term fixed-rate mortgages in the Banks' portfolios. These fees are highly dependent on the volume of real estate transactions and mortgage refinancing activity. The Company earns trust fees for managing and administering investment funds for individuals and small businesses. Miscellaneous fees and income include service charges on deposit accounts and for ancillary banking services. Non-interest expenses are heavily influenced by the growth of operations, with additional employees necessary to staff new banks and to open new branch facilities and marketing expenses necessary to promote them. Growth in the number of account relationships directly affects such expenses as data processing costs, supplies, postage and other miscellaneous expenses.

CHARACTERISTICS OF THE COMPANY'S PROFITABILITY

Wintrust is a relatively young company with the average life of its subsidiary banks being less than three years. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. Because of the rapid growth, the historical financial performance of the Banks and FIFC has been affected by the high costs associated with growing market share in deposits and loans, opening new branches and banking facilities, making investments in certain new products and services requiring a long-term outlook, and building an experienced management team. However, management and directors of the Company currently believe that shareholder value is enhanced by investing in start-up banks and branches (rather than purchasing banks at current market premiums) and allowing experienced management to grow the initial franchise to profitability over a period that generally takes 13-24 months.

The nature of the Company's de novo bank strategy has led to, and will likely continue to lead to, differences in earnings patterns as compared to other established community banking organizations. The Company's net interest margin, which has ranged from 2.91% to 3.41% over the last three years, is low compared to industry standards for a variety of reasons. Upon entering new markets, the Company has aggressively pursued business through competitive rates in order to garner market share. The Company has been cautious in its loan origination activities, focusing on strong borrowers who often command favorable loan rates. Finally, the Company has maintained a relatively shorter term, and therefore lower-yielding, investment portfolio, in order to facilitate loan demand as it emerges, maintain excess liquidity in the event deposit levels fluctuate and because the recent interest rate environment has provided little incentive to invest funds in longer term investments.

Similarly, as the Company has been growing its balance sheet at relatively high rates over the past five years, the Company has experienced high overhead levels in relation to its assets, reflecting the necessary start-up investment in human resources and facilities to organize additional de novo banks and open new branch facilities. From 1996 to 1997, the net overhead ratio has remained relatively stable at 2.60% in 1997 as compared to 2.71% in 1996, and to 2.55% in 1996 excluding the non-recurring merger expenses. The Company's objective is to ultimately reduce the net overhead ratio to a range of 1.5% to 2.0% of average assets. To that end, it is important to note that the Company's more mature banks have met the overhead goals established by the Company with net overhead ratios by bank subsidiaries as follows:

                                                 NET
                                              OVERHEAD
BANK                        ESTABLISHED         RATIO
------------------------------------------------------
Lake Forest Bank               12/91            1.54%
Hinsdale Bank                  10/93            1.85%
North Shore Bank                9/94            2.27%
Libertyville Bank              10/95            2.18%
Barrington Bank                12/96            4.77%
======================================================

North Shore Bank's net overhead ratio is higher than would be expected of a bank of its age; however, significant branch expansion into Glencoe in late 1995 and Winnetka in early 1996 has resulted in that ratio remaining above 2%. The
Company expects that as its existing Banks continue to mature, the organizational and start-up expenses associated with future de novo banks and new banking offices will not have as significant an impact on the Company's overhead ratio.

DE NOVO BANK FORMATION AND BRANCH OPENING ACTIVITY

The following table illustrates the progression of Bank and branch openings that have impacted the Company's results of operations over the past five years.

   MONTH            YEAR                  BANK                       LOCATION                        TYPE OF FACILITY
---------------------------------------------------------------------------------------------------------------------------
December            1997              Crystal Lake Bank          Crystal Lake, Illinois            Bank
November            1997              Hinsdale Bank              Western Springs, Illinois(2)      Branch
February            1997              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
December            1996              Barrington  Bank           Barrington, Illinois              Bank
August              1996              Hinsdale Bank              Clarendon Hills, Illinois(1)      Branch
May                 1996              North Shore Bank           Winnetka, Illinois                Branch
November            1995              North Shore Bank           Wilmette, Illinois                Drive-up/walk-up
October             1995              Hinsdale Bank              Hinsdale, Illinois                Drive-up/walk-up
October             1995              Libertyville Bank          Libertyville, Illinois            Bank
October             1995              Libertyville  Bank         Libertyville, Illinois            Drive-up/walk-up
October             1995              North Shore Bank           Glencoe, Illinois                 Branch
May                 1995              Lake Forest Bank           West Lake Forest, Illinois        Branch
December            1994              Lake Forest Bank           Lake Bluff, Illinois              Branch
September           1994              North Shore Bank           Wilmette, Illinois                Bank
April               1994              Lake Forest Bank           Lake Forest, Illinois             New permanent facilities
October             1993              Hinsdale Bank              Hinsdale, Illinois                Bank
April               1993              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
December            1991              Lake Forest Bank           Lake Forest, Illinois             Bank
------------------------

(1)     Operates in this location as Clarendon  Hills Bank, a branch of Hinsdale
        Bank.
(2) Operates in this location as Community Bank of Western Springs, a branch of Hinsdale Bank.

===========================================================================================================================

REORGANIZATION

Effective September 1, 1996, pursuant to the terms of a reorganization agreement dated as of May 28, 1996, which was approved by shareholders of all of the parties, the Company completed a reorganization transaction to combine the separate activities of the holding companies of each of the Company's then existing operating subsidiaries. As a result of the transaction, the Company (formerly known as North Shore Community Bancorp, Inc., the name of which was changed to Wintrust Financial Corporation in connection with the reorganization) became the parent holding company of each of the separate businesses, and the shareholders and warrant holders of each of the separate holding companies exchanged their shares for Common Stock and their warrants for a combination of shares of Common Stock and Warrants of the Company (the "Reorganization"). The Reorganization was accounted for as a pooling-of-interests transaction and, accordingly, the Company's financial statements have been restated on a combined and consolidated basis to give retroactive effect to the combined operations throughout the reported historical periods.

AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE, AND INTEREST RATE YIELDS AND COSTS

The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 1997, 1996, and 1995. The yields and costs include fees which are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected. Such amounts are not material to net interest income or net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

                                                1997                          1996                           1995
                                                            AVERAGE                          AVERAGE                       AVERAGE
                                         AVERAGE              YIELD/    AVERAGE               YIELD/   AVERAGE              YIELD/
                                        BALANCE(1) INTEREST     COST   BALANCE(1)  INTEREST    COST   BALANCE(1)  INTEREST   COST
                                        ------------------------------------------------------------------------------------------
ASSETS
Interest bearing deposits with banks    $  32,319  $  1,764     5.46%  $  28,382  $  1,588     5.60%  $ 51,159     $3,194    6.24%
Federal funds sold                         63,889     3,493     5.47      47,199     2,491     5.28     35,172      2,048    5.82
Investment securities (2)                  69,887     3,793     5.43      88,762     4,327     4.87     58,015      3,202    5.52
Loans, net of unearned discount(2)        620,801    56,134     9.04     347,076    30,631     8.83    183,614     17,028    9.27
                                        ------------------------------------------------------------------------------------------
     Total earning assets                 786,896    65,184     8.28     511,419    39,037     7.63    327,960     25,472    7.77
                                        ------------------------------------------------------------------------------------------

Cash and due from
     banks - non-interest bearing          17,966                         13,911                         8,031
Allowance for possible loan losses         (4,522)                        (3,247)                       (2,038)
Premises and equipment, net                35,634                         26,586                        17,687
Other assets                               22,110                         13,575                        10,485
                                        ------------------------------------------------------------------------------------------

     Total assets                       $ 858,084                       $562,244                      $362,125
----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits-interest bearing:
   NOW accounts                         $  66,221  $  2,535     3.83%   $ 45,144  $  1,713     3.79%  $ 23,214    $   844    3.64%
   Savings and money market deposits      191,317     8,220     4.30     139,150     5,659     4.07    106,247      4,541    4.27
   Time deposits                          444,587    26,620     5.99     261,502    15,388     5.88    140,724      8,705    6.19
                                        ------------------------------------------------------------------------------------------
     Total interest-bearing deposits      702,125    37,375     5.32     445,796    22,760     5.11    270,185     14,090    5.21
                                        ------------------------------------------------------------------------------------------

Short-term borrowings                         375        13     3.47         809        34     4.20     10,238        474    4.63
Notes payable                              13,319       951     7.14      15,242     1,361     8.93     14,044      1,208    8.60
                                        ------------------------------------------------------------------------------------------
     Total interest-bearing liabilities   715,819    38,339     5.36     461,847    24,155     5.23    294,467     15,772    5.36
                                        ------------------------------------------------------------------------------------------

Non-interest bearing deposits              73,280                         51,249                        29,304
Other liabilities                           7,481                          7,420                         7,181
Shareholders' equity                       61,504                         41,728                        31,173
                                        ------------------------------------------------------------------------------------------

     Total liabilities and
        shareholders' equity            $ 858,084                       $562,244                      $362,125
----------------------------------------------------------------------------------------------------------------------------------

Net interest income/spread                         $ 26,845    2.92%              $ 14,882     2.40%              $ 9,700    2.41%
----------------------------------------------------------------------------------------------------------------------------------

Net interest margin                                            3.41%                           2.91%                         2.96%
==================================================================================================================================

(1)     Average balances were generally computed using daily balances.

(2) Includes tax equivalent income adjustment of approximately $5,000 and $68,000 for investment securities and loans, respectively, in 1997.

CHANGES IN INTEREST INCOME AND EXPENSE

The following table shows the dollar amount of changes in interest income and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate or both, for the periods indicated (in thousands):

                                                                            YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------------------------------------
                                                         1997 COMPARED TO 1996                  1996 COMPARED TO 1995
                                                  -------------------------------------------------------------------------
                                                    CHANGE       CHANGE                     CHANGE       CHANGE
                                                    DUE TO       DUE TO        TOTAL        DUE TO       DUE TO      TOTAL
                                                     RATE        VOLUME       CHANGE         RATE        VOLUME     CHANGE
                                                  -------------------------------------------------------------------------
Interest bearing deposits with banks              $    (40)         216          176         (304)       (1,302)    (1,606)
Federal funds sold                                      92          910        1,002         (206)          649        443
Investment securities                                  454         (988)        (534)        (410)        1,535      1,125
Loans, net of unearned discount                        771       24,732       25,503         (861)       14,464     13,603
                                                  -------------------------------------------------------------------------
  Total interest income                             1,277       24,870       26,147       (1,781)       15,346     13,565
                                                  -------------------------------------------------------------------------

NOW accounts                                            16          806          822           39           830        869
Savings and money market deposits                      336        2,225        2,561         (229)        1,347      1,118
Time deposits                                          275       10,957       11,232         (444)        7,127      6,683
Short-term borrowings                                   (7)         (14)         (21)         (40)         (400)      (440)
Notes payable                                         (252)        (158)        (410)          47           106        153
                                                  -------------------------------------------------------------------------
  Total interest expense                              368       13,816       14,184         (627)        9,010      8,383
                                                  -------------------------------------------------------------------------

   Net interest income                            $    909       11,054       11,963       (1,154)        6,336      5,182
===========================================================================================================================

The changes in net interest income are complicated to assess and require significant analysis to fully understand. However, it is clear that the change in the Company's net interest income for the periods under review was predominantly impacted by the growth in the volume of the overall interest-earning assets (specifically loans) and interest-bearing deposit liabilities. In the table above, volume variances are computed using the change in volume multiplied by the previous year's rate. Rate variances are computed using the change in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of the absolute dollar amounts of the change in each.

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

Deposits; The Company has experienced significant growth in the number of accounts and the balance of deposits over the past three years primarily as a result of de novo bank formations, new branch openings and strong marketing efforts. Total deposit balances increased 48.5% to $917.7 million at December 31, 1997 compared to $618.0 million at December 31, 1996, and the number of accounts increased by approximately 48% from year-end 1996 to year-end 1997.

The following table presents deposit balances by the Banks and the relative percentage of total deposits held by each Bank at December 31 during the past three years (dollars in thousands):


                                                   1997                         1996                          1995
                                        -----------------------------------------------------------------------------------
                                           DEPOSIT        PERCENT        DEPOSIT       PERCENT         DEPOSIT      PERCENT
                                          BALANCES       OF TOTAL       BALANCES      OF TOTAL        BALANCES     OF TOTAL
                                        -----------------------------------------------------------------------------------

Lake Forest                             $ 287,765           31%        $ 251,906         40%         $ 181,186         45%
Hinsdale                                  206,197           22           140,873         23            104,402         26
North Shore                               245,184           27           153,878         25             93,657         23
Libertyville                              112,658           12            67,490         11             26,413          6
Barrington                                 64,803            7             3,882          1                  -          -
Crystal Lake                                1,094            1                 -          -                  -          -
                                        -----------------------------------------------------------------------------------
     Total Deposits                     $ 917,701          100%        $ 618,029        100%         $ 405,658        100%
                                        -----------------------------------------------------------------------------------

Percentage increase from
   prior year-end                            48.5%                          52.4%                         82.7%
===========================================================================================================================

Short-term borrowings: Short-term borrowings fluctuate based on daily liquidity needs of the Banks and FIFC. At December 31, 1997 and 1996, short-term borrowings consisted of Federal Funds purchased, short-term repurchase agreements and treasury, tax and loan note option accounts. The increase in this category is attributable to an increase in short-term repurchase agreements negotiated with several corporate clients at year-end 1997.

Notes payable: As of December 31, 1997, the balance of notes payable represented the amount due under a $30 million revolving line of credit. Interest charged under the terms of the line of credit is at a floating rate equal to, at the Company's option, either the lender's prime rate or the London Inter-Bank Offered Rate (LIBOR) plus a spread. The spread was reduced from 1.5% over LIBOR to 1.25% over LIBOR effective September 1, 1997. This revolving credit line is secured by the stock of the subsidiary Banks. The balance outstanding decreased to $20.4 million at December 31, 1997 from $22.1 million at December 31, 1996. The slight decline was a result of (1) reducing the outstanding debt to approximately $2.5 million in March, 1997, by utilizing the proceeds from the common stock offering; and (2) offsetting the reduction by utilizing additional borrowings under the line to fund the growth of the Company's banking subsidiaries and to partially capitalize Crystal Lake Bank in December, 1997.

Total assets and earning assets. The Company's total assets and earning assets were $1.1 billion and $965.5 million, respectively, at December 31, 1997 compared to $706.0 million and $624.5 million, respectively, at December 31, 1996. These asset increases during 1997 follow increases in 1996 from year-end 1995 levels of $470.9 million and $427.5 million, respectively. The increase in total assets and earning assets is attributable to the 48.5% increase and the 52.4% increase in the Banks' core deposit balances during 1997 and 1996, respectively. Continued marketing efforts and a full year of operations of the three banking offices opened in 1996, combined with opening of three additional banking facilities during 1997, contributed to the strong growth. The Company had 17 total banking facilities at the end of 1997 compared to 14 at the end of 1996 and 11 at the end of 1995.

Loans: The composition of earning assets has shifted slightly as the growth in the level of deposit funds accelerated at a quicker pace than loan production. Accordingly, the additional funding received from the deposit generation process in excess of the net loan origination was invested into shorter-term money market investments. Loans comprised 73.8% and 78.9% of total earning assets at December 31, 1997 and December 31, 1996, respectively. Total loans, net of unearned discount, increased 44.7%, from $492.5 million in 1996 to $712.6 million in 1997. The following table presents loan balances by category at December 31, 1997 and 1996 (dollars in thousands).

                                       PERCENT             PERCENT
                                 1997  OF TOTAL     1996   OF TOTAL
                              -------------------------------------
Commercial and
   commercial real estate     $235,483    33%    $182,403     37%
Indirect auto                  138,784    19       89,999     18
Premium finance                128,453    18       57,453     12
Home equity                    116,147    16       87,303     18
Residential real estate         61,611     9       51,673     10
Other loans                     32,153     5       23,717      5
                              -------------------------------------
   Total loans                $712,631   100%    $492,548    100%
===================================================================

Growth in the loan portfolio has occurred in each major loan category. The growth in the Company's commercial and commercial real estate, home equity, and residential real estate portfolios is due primarily to the growth in the number of bank and branch locations of the Company and the maturation of the existing banks.

In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company has developed lending programs focused on specialized earning asset niches having large volumes of homogeneous assets that can be acquired for the Banks' portfolios and possibly sold in the secondary market to generate fee income. Currently, the Company's two largest loan niches are premium finance loans generated by FIFC and indirect auto loans. Management continues to evaluate additional specialized types of earning assets to assist in the deployment of deposit funds and to diversify the earning asset portfolio.

Premium finance loans. The Company originates commercial premium finance loans at FIFC which currently sells them to the Banks; however, the loans could be funded through an asset securitization facilities. All premium finance loans, however financed, are subject to the Company's stringent credit standards, and substantially all such loans are made to commercial customers. Currently, the Company rarely finances consumer insurance premiums. At December 31, 1995, substantially all of the premium finance loans were sold through an asset securitization facility; however, subsequent to the September 1, 1996 merger transaction, premium finance loan originations have generally been sold to the Banks and consequently remain as an asset of the Company. For that reason and because the securitization facility was eliminated during 1997, the balance increased from $57.5 million at the end of 1996 to $128.5 million as of December 31, 1997.

Indirect auto loans. The Company finances fixed rate automobile loans sourced indirectly through unaffiliated automobile dealers. Indirect automobile loans are secured by new and used automobiles and are generated by a network of automobile dealers located in the Chicago area with which the Company has established relationships. These credits generally have an original maturity of 36 to 60 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with this portfolio is diversified amongst many individual borrowers. The Company utilizes credit underwriting standards that result in a high quality portfolio. The Company does not currently originate any significant level of loans to low credit worthy (i.e. sub-prime) borrowers. Management continually monitors the dealer relationships and the Banks are not dependent on any one dealer as a source of such loans. The Company began to originate these loans in mid-1995 and has consistently increased the level of outstanding loans.

Money Market Investments and Investment Securities. The Company's objective in managing its securities portfolio is to balance liquidity risk, interest rate risk and credit quality such that the earnings of the Company are maximized.
Management has maintained the funds that were not invested in loans in short-term investment securities and money market investments. The aggregate carrying value of such investments increased to $252.9 million at December 31, 1997 from $132.0 million at December 31, 1996 primarily as a result of the deposit growth increasing at a more rapid pace than loan production during the year. A detail of the carrying value of the individual categories as of December 31 is set forth in the table below (in thousands).

                                             1997          1996
                                        ------------------------
Federal funds sold                      $   60,836        38,835
Interest bearing deposits with banks        85,100        18,732
Investment securities                      106,935        74,388
Total money market investments
                                        ------------------------
   and investment securities            $  252,871       131,955
================================================================

Federal funds sold and interest bearing deposits with banks are very short-term investments. The balances in these accounts fluctuate based upon deposit inflows and loan demand. These accounts are extremely liquid and provide management with the ability to meet liquidity needs for supplying loan demand or for other reasons.

CONSOLIDATED RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 1997 and December 31, 1996
Overview of the Company's Profitability Characteristics. The following discussion of Wintrust's results of operations requires an understanding that the Company's bank subsidiaries have all been started new since December, 1991 and have an average life of less than 3 years. The Company's premium finance company began limited operations in 1991 and also began its operations as a start-up company. Accordingly, Wintrust is still a young Company that has a strategy of building its customer base and securing broad product penetration in each market place that it serves. The Company has expanded its banking offices from 5 in 1994 to 17 at the end of 1997, adding three new offices in each of the last two years. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures, the organization and start-up costs associated with future bank and branch openings will not have as significant an impact on earnings. Additionally, certain operating ratios at the more mature banks are beginning to approach or are better than peer group data suggesting that as the banks become more established, the overall earnings level will accelerate.

General. For the year ended December 31, 1997, the Company's net income increased $5.8 million over the prior year. Specifically, the Company recorded net income of $4.8 million in 1997 compared to a net loss of $973,000 for the year ended December 31, 1996. The 1997 net income represents earnings per share on a diluted basis of $0.60 for the year compared to a loss per share of $0.16 for 1996.

The three primary  positive  factors that added to the increase in earnings were
(1) a greater earning asset base coupled with an improved net interest margin resulted in an increase in net interest income of $11.9 million; (2) the increase in the realization of certain income tax net operating losses produced net tax benefits of $2.5 million in excess of tax benefits recognized during 1996; and (3) the 1996 results of operations contained $891,000 of expenses from the Company's September 1996 reorganization transaction where as 1997 contained no such expenses. The negative factors affecting earnings were (1) an increased provision for possible loan losses primarily due to the growth in the loan portfolio; (2) a decrease in the level of noninterest income of approximately $2.6 million as the Company discontinued the sale of premium finance loans through a securitization facility in favor of maintaining the loans in its own portfolio as a means to increase interest income; and (3) an increase of approximately 25% in noninterest expenses, excluding the merger related costs, to support the 49.2% increase in the asset size of the Company. These and other factors will be discussed in greater detail in the following sections.

Net interest income. Net interest income increased to $26.8 million for the year ended December 31, 1997, from $14.9 million for the comparable period of 1996. This increase in net interest income of $11.9 million, or 79.9%, was primarily attributable to a 53.9% increase in average earning assets in 1997 compared to 1996. The portion of the earning asset portfolio that exhibited the strongest growth was in the loan portfolio where the average yield on such loans increased to 9.04% in 1997 from 8.83% in 1996. Offsetting the beneficial impact of the increased earning asset base was an increase in interest bearing liabilities and the rate paid thereon from 5.23% in 1996 to 5.36% in 1997. The net impact of the rate and volume changes was an increase in the net interest margin to 3.41% for 1997 from 2.91% in 1996. Please refer to the previous sections of this report titled "Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs" and "Changes in Interest Income and Expense" for detailed tables of information and further discussion of the components of net interest income.

Provision for possible loan losses. The provision for possible loan losses increased to $3.4 million in 1997, from $1.9 million in the prior year due to the increases in the loan portfolio and to replenish the reserve for possible loan losses for the $1.9 million of net loans charged-offs during 1997. At December 31, 1997, the allowance for possible loan losses represented 0.72% of loans outstanding compared to 0.74% of loans outstanding at December 31, 1996. Management believes the reserve for possible loan losses is adequate to cover potential losses in the portfolio. There can be no assurance that future losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for possible loan losses will be dependent upon the economy, changes in real estate values, interest rates, the view of regulatory agencies toward adequate reserve levels, and past due and non-performing loan levels.

Non-interest income. Total non-interest income decreased approximately $2.6 million, or 34.4%, to $4.9 million for the year ended December 31, 1997, as compared to $7.5 million in the same period of 1996.

The Company recorded no gains on the sale of premium finance loans during 1997 compared to approximately $3.1 million for the year ended December 31, 1996. The elimination of gains on the sale of premium finance loans occurred because all insurance premium finance loans originated were retained by the Company during 1997; thereby eliminating any gain from sales to the previously maintained securitization facility. By retaining all premium finance loans, the Company was able to eliminate borrowing expense associated with the commercial paper issued to fund the securitization facility and increase interest income by maintaining the loans on the balance sheet of the Company. Thus, despite a $3.1 million decline in this income category, the Company's net interest income improved during 1997.

Loan servicing fees decreased from $1.4 million for the year ended December 31, 1996 to $0.2 million for the year ended December 31, 1997, primarily due to a decrease in the amount of average managed insurance premium finance loans in the 1997 period. During the fourth quarter of 1996, subsequent to the merger of the FIFC and the Banks, the majority of insurance premium finance loans originated were retained by the Company; thereby eliminating any servicing revenue on newly originated loans. Because the term of premium finance loans is usually less than one year, the average managed insurance premium loans declined rapidly and related servicing fees similarly declined. Early in the third quarter of 1997, the Company no longer serviced premium finance loans for others; however, the Company continues to service a small residential real estate portfolio for the Federal National Mortgage Association.

Fees on mortgage loans sold relate to income derived by the Banks for services rendered in originating and selling residential mortgages into the secondary market. Such fees increased to $2.3 million in 1997 from $1.4 million in 1996 primarily due to new facilities and increased volume. The increased volume was a result of a favorable interest rate environment and effective product features, such as low or no cost processing in certain circumstances, that allowed the banks to differentiate themselves from the competition. Also contributing to the increase was a full year of loan sales at Barrington Bank that opened during the last month of 1996.

Service charges on deposit accounts increased 54.7% to $724,000 for the year ended December 31, 1997, from $468,000 for the year ended December 31, 1996. The increase is a direct result of the 48.5% increase in deposit balances from December 31, 1996 to December 31, 1997. The majority of service charges on deposit accounts relates to customary fees on accounts in overdraft positions and for returned items on accounts.

Trust fees increased to $626,000 from $522,000 for the years ended December 31, 1997 and 1996, respectively, due primarily to increased trust business. The general increase in the value of the equities market also contributed to the increase in fees because certain assets under management are charged fees based on a percentage of the market value of the accounts.

Non-interest expense. Total non-interest expense increased approximately $4.5 million, or 19.7%, to $27.3 million for the year ended December 31, 1997, as compared to $22.8 million in the same period of 1996. Excluding the merger-related costs of $891,000 in 1996, the increase in non-interest expenses from 1996 to 1997 was approximately 24.6% despite the increase in total average assets of 52.6% during the same time period. The following paragraphs will discuss the change in non-interest expense in more detail.

Salaries and employee benefits increased 23.0% in 1997 to $14.2 million from $11.6 million for the same period of the prior year. The increase of $2.6 million is principally due to (1) the increase in the number of banking facilities to 17 at December 31, 1997, from 14 at December 31, 1996; (2) an increase of approximately $1.1 million related to Barrington Bank, which only opened and became fully staffed in December, 1996 but which had a fully operational staff during 1997; (3) additional staffing levels at other existing facilities to support the increased customer base; and (4) normal salary increases. For the year ended December 31, 1997, salaries and employee benefits as a percent of average assets was 1.66% which closely approximates the Company's peer group ratio of 1.67%. It is important to note that salaries and employee benefits as a percent of average assets is substantially better than our peer group at the Company's more mature banks; however, the impact of staffing de novo banks in the first few years of operations tends to bring the Company's ratio up closer to the peer group average. As Wintrust banks continue to mature, management is confident that our staffing costs as a percent of average assets will be more favorable than our peer group. Wintrust has a philosophy of paying a few number of highly effective individuals a salary that is at a premium over market rates rather than staffing at higher peer group levels. Management believes that this staffing philosophy is effective in attracting talented individuals and achieving high levels of productivity. To that end, as of December 31, 1997, Wintrust had approximately $4.0 million of assets per employee compared to a peer group ratio of approximately $2.3 million of assets per employee.

Occupancy expenses increased to $1.9 million for the year ended December 31, 1997, from $1.6 million for the year ended December 31, 1996, due primarily to the addition of three additional facilities during the year and the inclusion of occupancy costs for Barrington Bank for a full year.

For the year ended December 31, 1997, data processing expenses increased by $323,000, or 31.9%, compared to the same period of 1996, as a result of the increase of average outstanding deposit and loan balances of approximately 48.5% and 44.7%, respectively.

Advertising and marketing expenses increased to $1.3 million for the year ended December 31, 1997, compared to $1.1 million for the same period of 1996, primarily due to increased marketing costs to promote the Company's additional banking locations. Management anticipates that higher levels of marketing expense are likely to be incurred in the future as the Company continues to establish its base of customers, promotes its newly opened Crystal Lake Bank, and opens additional banking facilities.

Nonrecurring merger-related expenses were $891,000 during 1996. The Reorganization resulted in various legal expenses, accounting and tax related expenses, printing, Securities and Exchange Commission filing expenses, and other applicable expenses. No such expenses were incurred during 1997 because the merger was consummated in 1996.

Other non-interest expenses increased by $2.2 million, or 37.4%, to $8.3 million for the year ended December 31, 1997, from $6.0 million for the year ended December 31, 1996, primarily due to the higher volume of accounts outstanding at the Banks. Controlling overhead expenses is a basic philosophy of management and is closely evaluated. Management is committed to continually evaluating its operations to determine whether additional expense savings are possible without impairing the goal of providing superior customer service.

Despite the increases in the various noninterest expense categories during 1997, the Company was successful in reducing its ratio of noninterest expenses to total average assets to 3.18% in 1997, compared to 3.89% in 1996 excluding non-recurring merger expenses. Additionally, the Company's ratio of noninterest expenses to total average assets of 3.18% compares favorably to its peer group that had a ratio of noninterest expenses to total average assets of approximately 3.29%. Thus, despite the initial high investment to establish de novo banks, the Company has controlled its noninterest expenses in a fashion which is better than other bank holding companies in its peer group.

Income taxes. The Company recorded an income tax benefit of $3.8 million during 1997, whereas an income tax benefit of approximately $1.3 million was recorded in 1996. Prior to completion of the Reorganization on September 1, 1996, each of the merging companies except Lake Forest Bank had net operating losses and, based upon the start-up nature of the organization, there was not sufficient evidence to justify the full realization of the net deferred tax assets generated by those losses. Accordingly, a valuation allowance was established against a portion of the deferred tax assets with the combined result being that a minimal amount of Federal tax benefit was recorded. As the separate entities have become profitable, the Company has recognized a portion of its tax loss benefits to the extent it is more likely than not that such net operating losses would be realizable. As of December 31, 1997, all net operating losses of the subsidiary banks have been recognized in the consolidated statements of income. However, a portion of Crabtree and FIFC net operating losses have not been recognized in the financial statements due to the annual limitations imposed by the Internal Revenue Code and the requirement that Crabtree and FIFC provide sufficient taxable income on their own behalf to utilize the net operating losses incurred by those separate entities prior to the merger.

CONSOLIDATED RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 1996 and December 31, 1995
General. The Company recorded a net loss of $973,000 for the year ended December 31, 1996, compared with net income of $1.5 million for the year ended December 31, 1995. The 1996 loss represents a loss per share of $0.16 for the year compared to earnings per share of $0.24 for 1995. The year ended December 31, 1996, included $891,000 of merger-related expenses from the Company's September 1996 reorganization transaction and $312,000 in legal fees arising out of collection efforts related to a significant non-performing asset. Excluding these expenses, the pre-tax loss for 1996 would have been approximately $1.1 million, or approximately one half of the recorded pre-tax loss of $2.3 million. In addition, the prior year included an initial gain of $763,000 on the sale of premium finance loans into a securitization facility and a one-time gain on settlement of contingencies of $735,000 from the repurchase of a minority interest in a now discontinued subsidiary and the settlement of various related contingencies. Excluding these gains, the year ended December 31, 1995, would have posted a net pre-tax loss of approximately $513,000. The $567,000 increase in pre-tax loss, as adjusted to exclude the effect of the 1996 merger-related expenses and exceptional legal fees and the 1995 initial and one-time gains, was primarily the result of higher non-interest expenses associated with openings and start-up operations of banking facilities in 1996 than in 1995. While the Company opened three new facilities in 1996 compared to six openings in 1995, five of the 1995 openings occurred in the fourth quarter and associated start-up expenses continued to impact 1996 results.

Net interest income. Net interest income increased to $14.9 million for the year ended December 31, 1996, from $9.7 million for the comparable period of 1995. This increase in net interest income of $5.2 million, or 53.4%, was attributable to a 55.9% increase in average earning assets in 1996 compared to 1995. Partially offsetting the changes due to volume was a slight decline in net interest margin to 2.91% for 1996 from 2.96% in 1995, due to a decline in the general interest rate environment during 1996. Because the Company's overall earning asset portfolio repriced at a rate quicker than its liabilities, the decline in interest rates had an unfavorable impact on the Company's net interest margin.

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

Gains on the sale of premium finance loans, which were dependent upon the total loans originated and sold into a securitization facility, decreased to $3.1 million for the year ended December 31, 1996, from $4.4 million for the year of 1995. The decrease in total insurance premium finance loans originated and sold during 1996 to $294.4 million from $301.3 million in 1995, and an initial gain of $763,000 which was recorded in February 1995 when a significant portion of the existing premium finance loan portfolio was sold to a newly structured securitization facility contributed to the decrease. Additionally, subsequent to the merger of the FIFC and the Banks on September 1, 1996, the majority of insurance premium finance loans originated were retained by the Company; thereby eliminating any gain from sales to the securitization facility. Absent the initial gain recognition in 1995 and the shift by the Company in late 1996 to retain the insurance premium finance loans, the amount of gains recorded as a percent of loans originated was relatively stable.

Loan servicing fees increased to $1.4 million for the year ended December 31, 1996 compared to $1.1 million for the same period of 1995, primarily due to an increase in the amount of average managed insurance premium finance loans in the 1996 period. Due to the change in the structure of the securitization facility in February 1995 whereby the loans sold into the securitization facility were treated as sales and therefore qualified to receive a servicing fee, the comparable 1995 period had only seven months of service fee income on average managed insurance premium loans.

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

Occupancy expenses increased to $1.7 million for the year ended December 31, 1996, from $1.0 million for the year ended December 31, 1995, primarily due to the significant increase in the number of the Company's facilities to almost double the number of physical locations at year-end 1996 compared to the end of the third quarter of 1995.

For the year ended December 31, 1996, data processing expenses increased by $390,000, or 62.5%, compared to the same period of 1995, as a result of the increase of average outstanding deposit and loan balances of approximately 65.2% and 89.3%, respectively.

Advertising and marketing expenses increased to $1.1 million for the year ended December 31, 1996 compared to $682,000 for the same period of 1995, primarily due to the addition of eight banking locations during the past fifteen month period ended December 31, 1996.

Nonrecurring merger-related expenses were $891,000 during 1996. The Reorganization resulted in various legal expenses, accounting and tax related expenses, printing, Securities and Exchange Commission filing expenses, and other applicable expenses.

Other non-interest expenses increased by $1.2 million, or 25.9%, to $6.0 million for the year ended December 31, 1996 from $4.8 million for the year ended December 31, 1995, primarily due to the higher volume of accounts outstanding at the Banks. Also contributing to the increase was approximately $312,000 in legal fees related to efforts to collect a significant nonperforming insurance premium finance loan during 1996 compared to approximately $78,000 in the same period of 1995.

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

ASSET-LIABILITY MANAGEMENT

As a continuing part of its financial strategy, the Company attempts to manage the impact of fluctuations in market interest rates on net interest income. This effort entails providing a reasonable balance between interest rate risk, credit risk, liquidity risk and maintenance of yield. Asset-liability management policies are established and monitored by management in conjunction with the boards of directors of the Banks, subject to general oversight by the Company's Board of Directors. The policy establishes guidelines for acceptable limits on the sensitivity of the market value of assets and liabilities to changes in interest rates.

Interest rate risk arises when the maturity or repricing periods and interest rate indices of the interest-earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are different, creating a risk that changes in the level of market interest rates will result in disproportionate changes in the value of, and the net earnings generated from, the Company's interest-earning assets, interest-bearing liabilities and off-balance sheet financial instruments. The Company's exposure to interest rate risk is managed primarily through the Company's strategy of managing the selection of the types and terms of interest-earning assets and interest-bearing liabilities which it generates while limiting the potential negative effects of changes in market interest rates. Because the Company's primary source of interest-bearing liabilities is customer deposits, the Company's ability to manage the types and terms of such deposits may be somewhat limited by customer preferences and local competition in the market areas in which the Company operates. The rates, term and interest rate indices of the Company's interest-earning assets result primarily from the Company's strategy of investing in loans and short-term securities that permit the Company to limit its exposure to interest rate risk, together with credit risk, while at the same time achieving a positive interest rate spread.

Managing the Company's exposure to interest rate risk involves significant assumptions about the relationship of various interest rate indices, loan pre-payment assumptions, and other interest rate spread assumptions.

One method of assessing general risk to interest rate changes is to assess the time to maturity or repricing of rate sensitive assets and liabilities. The following table illustrates the Company's estimated periodic and cumulative gap positions as calculated as of December 31, 1997. An institution with more liabilities than assets repricing over a given time frame is considered liability sensitive and will generally benefit from falling rates.


                                                                            TIME TO MATURITY OR REPRICING
                                                    ----------------------------------------------------------------------
                                                        0-90           91-365           1-5           OVER 5
                                                        DAYS            DAYS           YEARS          YEARS         TOTAL
                                                    ----------------------------------------------------------------------
Rate sensitive assets (RSA)                         $  564,098        199,041         178,913        111,348     1,053,400

Rate sensitive liabilities (RSL)                    $  583,613        205,658          96,767        167,362     1,053,400

Cumulative gap (GAP = RSA - RSL)                    $  (19,515)       (26,132)         56,014

Cumulative RSA/RSL                                        0.97           0.97            1.85
Cumulative RSA/Total assets                               0.54           0.19            0.17
Cumulative RSL/Total assets                               0.55           0.20            0.09

GAP/Total assets                                            (2)%           (2)%            5%
GAP/RSA                                                     (3)%           (3)%            6%
==========================================================================================================================

The gap position illustrated above is but one tool that management utilizes to assess the general positioning of the Company's and its subsidiaries' balance sheets. However, the gap table has limitations due to its static nature. Accordingly, management uses an additional measurement tool to evaluate its asset/liability sensitivity which determines exposure to changes in interest rates by measuring the percentage change in net income due to changes in rates over a two-year time horizon. Management measures its exposure to changes in interest rates using many different interest rate scenarios. One interest rate scenario utilized is to measure the percentage change in net income assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net income over a two-year time horizon due to changes in interest rates, at December 31, 1997, is as follows:

                                       +200 BASIS    -200 BASIS
                                         POINTS        POINTS
                                        -----------------------
Percentage change in net income
   due to an immediate 200 basis point
   change in interest rates over a
   two-year time horizon                   21.8%       (21.6)%
===============================================================

At December 31, 1997, the percentage changes in net income as noted above were within the target range established by the Board of Directors.

Liquidity and Capital Resources
The following table reflects various measures of the Company's capital at December 31, 1997 and 1996:

                                           DECEMBER 31,
                                     ---------------------
                                      1997          1996
                                     ---------------------
Average equity-to-average asset ratio  7.2%          7.4%
Leverage ratio                         6.6           6.4
Tier 1 risk-based capital ratio        8.7           7.3
Total risk-based capital ratio         9.4           8.0
Dividend payout ratio                  0.0           0.0
==========================================================

The Company's consolidated leverage ratio (Tier 1 capital/total assets less intangibles) was 6.6% at December 31, 1997 which places the Company above the "well capitalized" regulatory level. Consolidated Tier 1 and total risk-based capital ratios were 8.7% and 9.4%, respectively. Based on guidelines established by the Federal Reserve Bank, a bank holding company is required to maintain a ratio of Tier 1 capital to risk-based assets of 4.0% and a ratio of total capital to risk-based assets of 8.0% in order to be deemed adequately capitalized.

The Company's principal funds at the holding company level are dividends from its subsidiaries, and if necessary, borrowings or additional equity offerings. Banking laws impose restrictions upon the amount of dividends which can be paid to the Company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company's revolving line of credit. At January 1, 1998, subject to minimum capital requirements at the Banks, $5.2 million was available as dividends from the Banks without prior regulatory approval, compared to $2.5 million at January 1, 1997, and $1.5 million at January 1, 1996. No cash dividends were paid to the Company by the Banks during the years ended December 31, 1997, 1996 or 1995.

During the first half of 1997, the Company completed its direct subscription and community offering of its Common Stock. The aggregate sale was 1,397,512 shares of common stock at a price of $15.50 per share, including 420,000 shares which were underwritten by EVEREN Securities, Inc. The net proceeds (gross proceeds less issuance costs) from the sale of these shares were approximately $20.3 million.

Effective September 1, 1996, the Company entered into a $25 million revolving credit line, which charged interest at a floating rate equal to, at the Company's option, either the lender's prime rate or the London Inter-Bank Offered Rate (LIBOR) plus 1.50%. Effective September 1, 1997, this revolving credit line was increased to $30 million and the maturity date was extended to September 1, 1998. Additionally, effective September 1, 1997, the interest rate associated with the revolving line of credit was reduced to bear interest at a floating rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus 1.25%. The note is secured by the stock of the subsidiary banks. The Company had balances outstanding of $20.4 million and $22.1 million at December 31, 1997 and 1996, respectively. On March 18, 1997, the Company reduced the outstanding debt to approximately $2.5 million by utilizing the proceeds from the common stock offering. However, the Company then increased the outstanding loan balance by utilizing the line of credit to provide capital to fund the growth of its subsidiary banks and to capitalize its newest de novo bank, Crystal Lake Bank.

Liquidity management at the Banks involves planning to meet anticipated funding needs at a reasonable cost. Liquidity management is guided by policies, formulated and monitored by the Company's senior management and each Bank's asset/liability committee, which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Banks' principal sources of funds are deposits, short-term borrowings and capital contributions by the Company out of the proceeds of borrowings under the revolving line. In addition, each of the Banks, except Barrington Bank and Crystal Lake Bank, are eligible to borrow under Federal Home Loan Bank advances, an additional source of short-term liquidity.

The Banks' core deposits, the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC, are available to provide long-term liquidity. At December 31, 1997, 61.6% of the Company's total assets were funded by core deposits with balances less than $100,000, while remaining assets were funded by other funding sources such as core deposits with balances in excess of $100,000, public funds, purchased funds, and the capital of the Banks. At December 31, 1996 and 1995, 64.9% and 66.3% of total assets were funded by core deposits, respectively.

Liquid assets refers to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities and held-to-maturity securities with a remaining maturity less than one year. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 1997, net liquid assets totaled approximately $169.9 million, compared to approximately $74.3 million at December 31, 1996 and $129.1 million at December 31, 1995.

The Banks  routinely  accept  deposits  from a variety  of  municipal  entities.
Typically,  these  municipal  entities  require  that  banks  pledge  marketable securities  to  collateralize  these  public  deposits.  At December  31,  1997,
December 31, 1996 and December 31, 1995, the Banks had approximately $78.0 million, $52.7 million and $35.2 million, respectively, of securities collateralizing such public deposits. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.

To finance its insurance premium loans, FIFC, in the past, has relied on proceeds of loan sales to a securitization facility. Following the Reorganization in September 1996, consistent with the Company's strategy of augmenting the Banks' internal loan generation capabilities with special asset niches, the Banks began purchasing premium finance loans originated by FIFC using funds provided by deposits and other lower-cost funding sources. Consequently, FIFC's activities under the existing securitization facility have been curtailed. The Company is currently exploring the feasibility of establishing a single-seller multi-purpose conduit facility that may be utilized in the future to securitize a variety of different types of assets originated or purchased by the Company, including premium finance loans, to the extent and at such times as management determines asset securitizations to be desirable in implementing overall asset/liability management strategies.

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

                                                          1997           1996            1995           1994          1993
                                                    -----------------------------------------------------------------------

Balance at beginning of year                        $    3,636          2,763           1,702          1,357           961

Total loans charged-off:
  Core banking loans                                      (448)          (190)            (43)           (20)            -
  Premium finance                                       (1,126)          (207)           (247)           (40)           (5)
  Indirect auto                                           (300)          (123)              -              -             -
  Discontinued leasing operations                         (241)          (583)           (109)          (205)         (728)
                                                    -----------------------------------------------------------------------
        Total loans charged-off                         (2,115)        (1,103)           (399)          (265)         (733)

Total recoveries                                           191             41              30              3             2
                                                    -----------------------------------------------------------------------
Net loans charged-off                                   (1,924)        (1,062)           (369)          (262)         (731)

Provision for possible loan losses                       3,404          1,935           1,430            607         1,127
                                                    -----------------------------------------------------------------------
Balance at end of year                              $    5,116          3,636           2,763          1,702         1,357
                                                    -----------------------------------------------------------------------

Average total loans                                 $  620,801        347,076         183,614        148,209        79,052
                                                    -----------------------------------------------------------------------

Allowance as percent of year-end total loans              0.72%          0.74%           1.07%          0.88%         1.24%
Net loans charged-off to average total loans              0.31%          0.31%           0.20%          0.18%         0.92%
Net loans charged-off to the provision for
   possible loan losses                                  56.52%         54.88%          25.80%         43.16%        64.86%
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

Nonaccrual, Past Due and Restructured Loans. The following table classifies the Company's non-performing loans as of December 31 for each of last five years (dollars in thousands):

                                                          1997           1996            1995           1994          1993
                                                    -----------------------------------------------------------------------
Past Due greater than 90 days and still accruing:
   Core banking loans                                  $   868             75             121             13             -
   Indirect automobile loans                                11             20               -              -             -
   Premium finance loans                                   887              -              21              3             -
                                                    -----------------------------------------------------------------------
       Total                                             1,766             95             142             16             -
                                                    -----------------------------------------------------------------------

Non-accrual loans:
   Core banking loans                                      782            448             684              -             -
   Indirect automobile loans                                29              -               -              -             -
   Premium finance loans                                 1,629          1,238           1,094              4             4
                                                    -----------------------------------------------------------------------
     Total non-accrual loans                             2,440          1,686           1,778              4             4
                                                    -----------------------------------------------------------------------

Total non-performing loans:
   Core banking loans                                    1,650            523             805             13             -
   Indirect automobile loans                                40             20               -              -             -
   Premium finance loans                                 2,516          1,238           1,115              7             4
                                                    -----------------------------------------------------------------------
     Total non-performing loans                          4,206          1,781           1,920             20             4
                                                    -----------------------------------------------------------------------

Other real estate owned                                      -              -               -              -             -

     Total non-performing assets                       $ 4,206          1,781           1,920             20             4
                                                    =======================================================================

Total  non-performing  loans by  category  as a  percent  of its own  respective category:
     Core banking loans                                   0.37%          0.15%           0.39%          0.01%         0.00%
     Indirect automobile loans                            0.03%          0.02%           0.00%          0.00%         0.00%
     Premium finance loans                                1.96%          2.15%           7.22%          0.01%         0.01%
     Total non-performing loans                           0.59%          0.36%           0.74%          0.01%         0.00%

Total non-performing assets to total assets               0.40%          0.25%           0.41%          0.01%         0.00%
Nonaccrual loans to total loans                           0.34%          0.34%           0.69%          0.00%         0.00%
===========================================================================================================================

Non-performing Core Banking Loans:

Total non-performing loans for the Company's core banking business (all loans other than indirect automobile loans and premium finance loans) totaled $1.65 million or 0.37% of the Company's core banking loans. The $1.65 million is comprised of sixteen loans with relatively smaller balances and one loan with a balance of approximately $805,000 that is well secured by commercial and residential real estate and that was brought current during January of 1998. The small number of borrowers allows management the opportunity to monitor closely the status of these credits and work with the borrowers to resolve these problems effectively. Management believes that each of these loans are well secured and are actively being collected. As such, minimal, if any, losses are currently anticipated on these loans.

Non-performing Premium Finance Loans

Due to the nature of the collateral, the more significant category of non-performing loans at December 31, 1997 is premium finance loans. In the event of default, these loans customarily require 60-150 days to convert collateral into cash collections. Accordingly, it is important to note that the level of non-performing premium finance loans is not necessarily indicative of the loss inherent in the portfolio. In financing insurance premiums, the Company does not assume the risk of loss normally borne by insurance carriers. Typically the insured buys an insurance policy from an independent insurance agent or broker who offers financing through FIFC. The insured makes a down payment of approximately 15% to 25% of the total premium and signs a premium finance agreement with FIFC for the balance due, which amount FIFC disburses directly to the insurance carrier or its agents to satisfy the unpaid premium amount. As the insurer earns the premium ratably over the life of the policy, the unearned portion of the premium secures payment of the balance due to FIFC by the insured. Under the terms of the Company's standard form of financing contract, the Company has the power to cancel the insurance policy if there is a default in the payment on the finance contract and to collect the unearned portion of the premium from the insurance carrier. In the event of cancellation of a policy, the cash returned in payment of the unearned premium by the insurer should generally be sufficient to cover the loan balance, the interest and other charges due as well. Due to the notification requirements and the time to process the return of the unearned premium by most insurance carriers, many loans will become delinquent beyond 90 days while the processing of the unearned premium to the Company occurs. Management continues to accrue interest in the event that the return of the unearned premium by the insurance carrier is sufficient to pay-off the outstanding principal and contractual interest due.

Total non-performing premium finance loans as of December 31, 1997 were approximately $2.5 million or 1.96% of the outstanding premium finance loan balance. However, for the year ended December 31, 1997, management has recorded net charge-offs of $1.0 million, or 0.98% of the average outstanding premium finance loan balance. Management has recently implemented additional collection procedures and systems to control the level of net charge-offs on premium finance loans; however, the existing level of net charge-offs of premium finance loans is acceptable based on an average gross yield from interest and late fees in excess of 12%.

The amount of non-performing premium finance loans at and prior to December 31, 1996 were significantly less because, prior to October 1996, the Company had sold its originated loans to a securitization facility. In October 1996, the Company began retaining all originated loans, and the Company terminated the securitization facility during the third quarter of 1997.

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

Potential Problem Loans. In addition to those loans disclosed under "Nonaccrual, Past Due and Restructured Loans," there are certain loans in the portfolio which management has identified, through its problem loan identification system which exhibit a higher than normal credit risk. However, these loans do not represent non-performing loans to the Company. Management's review of the total loan portfolio to identify loans where there is concern that the borrower will not be able to continue to satisfy present loan repayment terms includes factors such as review of individual loans, recent loss experience and current economic conditions. Loans in this category include those with characteristics such as those past maturity more than 45 days, those that have recent adverse operating cash flow or balance sheet trends, or have general risk characteristics that the loan officer believes might jeopardize the future timely collection of principal and interest payments. The principal amount of loans in this category as of December 31, 1997, and December 31, 1996 were approximately $7.2 million and $1.1 million, respectively. Loans in this category generally include loans that were classified for regulatory purposes. At December 31, 1997, there were no significant loans which were classified by any bank regulatory agency that are not included above as nonaccrual, past due or restructured.

Control of the Company's loan quality is continually monitored by management and is reviewed by the boards of directors and credit committees of the Banks on a monthly basis, subject to the oversight by the Company's Board of Directors through its members who serve on such credit committees. Independent external review of the loan portfolio is provided by the examinations conducted by regulatory authorities and an independent loan review performed by an entity engaged by the Board of Directors.

Loan Concentrations. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 1997 or December 31, 1996, except for indirect auto and premium finance loans.

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

YEAR 2000 COMPLIANCE

A critical issue has emerged in the banking industry and generally for all industries that are heavily reliant upon computers regarding how existing software application programs and operating systems can accommodate the date value for the "Year 2000". The Year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year. As such, certain programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, the year 1999 (i.e. `99') could be the maximum date value these systems will be able to accurately process. During 1997, management began the process of working with its outside data processor and other software vendors to assure that the Company is prepared for the year 2000. The financial impact to the Company has not been and is not anticipated to be material to its financial position or results of operations in any given year.

EFFECTS OF NEW ACCOUNTING PRINCIPLES
STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130:

In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130). SFAS No. 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The statement does not require a specific format for that financial statement but requires that a company display an amount representing total comprehensive income for the period in that financial statement. SFAS No. 130 is effective for both interim and annual financial statements for periods beginning after December 15, 1997. Comparative financial statements provided for earlier periods are required to be reclassified to reflect the provisions of this statement.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 131:

In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 was issued in response to requests from financial statement users for additional and better segment information. The statement requires a variety of disclosures to better explain and reconcile segment data so that a user of the financial statements can be better enabled to understand the information and its limitations within the context of the consolidated financial statements. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated, unless it is impracticable to do so. SFAS No. 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application shall be reported in financial statements for interim periods in the second year of application.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements may be deemed to include, among other things, statements relating to anticipated improvements in financial performance and management's long-term performance goals, as well as statements relating to the Company's business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and new branch offices, and to pursue additional potential development or acquisition of specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements as a result of the following factors:

o The level of reported net income, return on average assets and return on average equity for the Company will in the near term continue to be impacted by start-up costs associated with de novo bank and branching operations. Management believes that de novo banks may typically require 13 months to two years of operations before becoming profitable, due to the impact of organizational and overhead expenses, the startup phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets.

o The Company's success to date has been and will continue to be strongly influenced by its ability to attract and retain senior management experienced in banking and financial services.

o Although management believes the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future.

o If market interest rates should move contrary to the Bank's position on interest earning assets and interest bearing liabilities, the "gap" will work against the Banks and their net interest income may be negatively affected.

o The financial services business is highly competitive which may affect the pricing of the Company's loan and deposit products as well as its services.

o The Company's ability to adapt successfully to technological changes to compete effectively in the marketplace

o       The economic environment may influence growth in loans and deposits.

WINTRUST FINANCIAL CORPORATION
------------------------------

DIRECTORS
Howard D. Adams
Alan W. Adams
Joseph Alaimo
Peter Crist
Maurice F. Dunne, Jr.
William C. Graft
Penny Horne
Eugene Hotchkiss III
John S. Lillard
James E. Mahoney
James B. McCarthy
Marguerite Savard McKenna
Albin F. Moschner
Hollis W. Rademacher
J. Christopher Reyes
Peter Rusin
John N. Schaper
John J. Schornack
Jane R. Stein
Katharine V. Sylvester
Lemuel H. Tate
Edward J. Wehmer
Larry V. Wright


OFFICERS
Howard D. Adams
Chairman & Chief Executive Officer
Edward J. Wehmer
President
David A. Dykstra
Executive Vice President &
Chief Financial Officer
Lloyd M. Bowden
Executive Vice President/Technology
Robert F. Key
Executive Vice President/Marketing



LAKE FOREST BANK & TRUST COMPANY
--------------------------------

DIRECTORS

Howard D. Adams
Craig E. Arnesen
Maurice F. Dunne, Jr.
Maxine Farrell
Francis C. Farwell
Robert D. Harnach
John A. Hilton, Jr.
Eugene Hotchkiss III
Moris T. Hoversten
John S. Lillard
Albin F.  Moschner
Genevieve M. Plamondon
Hollis W. Rademacher
J. Christopher Reyes
Babette Rosenthal
Ellen A. Stirling
Edward J.  Wehmer

EXECUTIVE

Howard D. Adams
Chairman
Edward J. Wehmer
President
John J. Meierhoff
Executive Vice President/Lending
Randolph M. Hibben
Executive Vice President/Operations & Investments

LOANS

Alan W. Adams
Vice President/Commercial Lending
Kathryn Walker-Eich
Vice President/Commercial Lending
Mark R. Schubring
Vice President/Commercial Lending
Rachele L. Wright
Senior Vice President/Mortgages & West Lake Forest
Janice C. Nelson
Assistant Vice President/Loan Administration
Peggy Turchi
Loan Administration Officer

PERSONAL BANKING/OPERATIONS
Frank W. Strainis
Senior Vice President - Lake Bluff
Mary Ann Gannon
Vice President/Operations
Lynn Van Cleave
Vice President/Personal Banking
Twila D. Hungerford
Assistant Vice President/Personal Banking
Susan G. Mineo
Personal Banking Officer
Tamara Saucier
Teller Operations Officer
Kathleen E. Eichhorn
Assistant Cashier

TRUST
Joseph Alaimo
Director of Trust Investments
Sandra L. Shinsky
Assistant Vice President & Trust Officer
Anita E. Morris
Assistant Vice President & Trust Officer
Susan C. Gavinski
Trust Operations Officer

FINANCE/OTHER
Alan J. Lorr
Vice President/Controller
Jay P. Ross
Assistant Vice President/Marketing
Anne M. Adams
Marketing Officer
Andrea Eschenbaum
Administration Officer
Elizabeth K. Pringle
Accounting/Operations Officer

HINSDALE BANK & TRUST COMPANY
------------------------------

DIRECTORS
Howard D. Adams
Peter Crist
Diane Dean
Donald Gallagher
Elise Grimes
Robert D. Harnach
Dennis J. Jones
Douglas J.  Lipke
James B. McCarthy
James P. McMillin
Mary Martha Mooney
Frank J. Murnane, Sr.
Richard B. Murphy
Joel Nelson
Margaret O'Brien Stock
Hollis W. Rademacher
Ralph J. Schindler
Katharine V. Sylvester
Edward J. Wehmer
Lorraine Wolfe

EXECUTIVE
Dennis J. Jones
Chairman
Richard B. Murphy
President
David LaBrash
President - Clarendon Hills
J. Mark Berry
President - Western Springs

LOANS
Richard Stefanski
Senior Vice President/Indirect Lending
George Mitchel
Senior Vice President/Mortgage Warehouse Lending
Eric Westberg
Vice President/Mortgages
Kay Olenec
Vice President/Mortgages
Colleen Ryan
Vice President/Lending
Robert D. Meyrick
Vice President/Indirect Lending
Robert Crisp
Installment Loan Officer
Kathy Oergel
Commercial Lending Officer
Laura L. Williams
Mortgage Loan Officer
Cora Mae Corley
Loan Operations Officer
Kay Laux
Loan Operations Officer

PERSONAL BANKING/OPERATIONS
Heidi Sulaski
Assistant Vice President/Personal Banking
Natalie Brod
Personal Banking Officer
Margaret A. Madigan
Assistant Vice President/Controller
Anne O'neill
Assistant Vice President/Operations
Michelle Paetsch
Operations Officer
Kim Fernandez
Operations Officer


NORTH SHORE COMMUNITY BANK
& TRUST COMPANY
--------------------------

DIRECTORS
Howard D. Adams
Craig E. Arnesen
Brian C. Baker
Gilbert W. Bowen
T. Tolbert Chisum
John W. Close
Joseph DeVivo
Maurice F. Dunne, Jr.
James Fox (Director Emeritus)
Gayle Inbinder
Thomas J. McCabe, Jr.
Marguerite Savard McKenna
Robert H. Meeder
Donald L. Olson
Hollis W. Rademacher
John J. Schornack
Ingrid S. Stafford
Curtis R. Tate
Lemuel H. Tate
Elizabeth C. Warren
Edward J.  Wehmer
Stanley R. Weinberger

EXECUTIVE
Lemuel H. Tate
Chairman
John W. Close
President
Robert H. Meeder
Executive Vice President/Lending
Craig E. Arnesen
President - Glencoe
T. Tolbert Chisum
President - Winnetka

LOANS
James L. Sefton
Vice President/Lending
Henry L. Apfelbach
Vice President/Mortgages
Susan J. Weisbond
Vice President/Lending - Glencoe

NORTH SHORE COMMUNITY BANK
& TRUST COMPANY
--------------------------

Gina Inglese
Vice President/Lending - Winnetka
Romelia Brahim
Loan Officer
Patricia M. McNeilly
Mortgage Loan Officer
Mark A. Stec
Mortgage Loan Officer
Todd Finnelly
Loan Administration Officer - Glencoe
Ann T. Tyler
Loan Administration Officer - Winnetka

PERSONAL BANKING/OPERATIONS
Donald F. Krueger
Senior Vice President/Cashier
James A. Waters
Assistant Vice President/Personal Banking
Jennifer A. Waters
Assistant Cashier
John A. Barnett
Accounting Officer
Leslie A. Freid
Assistant Vice President/Personal
Banking - Glencoe
Cynthia L. Andrae
Personal Banking Officer - Glencoe
Catherine W. Biggam
Personal Banking Officer - Winnetka


LIBERTYVILLE BANK & TRUST COMPANY
---------------------------------

DIRECTORS
Howard D. Adams
J. Albert Carstens
David A. Dykstra
Robert Dunn
Bert Getz, Jr.
Scott Lucas
James E. Mahoney
Susan Milligan
William Newell
Hollis W. Rademacher
John N. Schaper
Jane R. Stein
Jack Stoneman
Edward J.  Wehmer
Edward R.  Werdell

EXECUTIVE
J. Albert Carstens
President
Edward R. Werdell
Executive Vice President

COMMERCIAL BANKING
Brian B. Mikaelian
Senior Vice President/Lending
Betty Berg
Vice President/Commercial Banking Services
Michael Spies
Vice President/Mortgage Loans
Rose Marie Garrison
Mortgage Loan Officer

PERSONAL BANKING
Sharon Worlin
Vice President
Ursula Schuebel
Second Vice President
Deborah Motzer
Personal Banking Officer
Julie Rolfsen
Personal Banking Officer

FINANCE/OPERATIONS
Jolanta Slusarski
Vice President/Operations
Patrice Lima
Vice President/Cashier & Controller


BARRINGTON BANK & TRUST COMPANY
-------------------------------

DIRECTORS
Howard D. Adams
James H. Bishop
Raynette Boshell
Edwin C. Bruning
Dr. Joel Cristul
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Penny Horne
Peter Hyland
Dr. Lawrence Kerns
Sam Oliver
Mary F. Perot
Betsy Petersen
Hollis W. Rademacher
Peter Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Dan T. Thomson
Charles VanFossan
Edward J. Wehmer
Tim Wickstrom

EXECUTIVE
James H. Bishop
President
W. Bradley Stetson
Executive Vice President/Lending

LOANS
Barbara E. Ringquist
Mortgage Loan Officer
Charlotte Neault
Consumer Loan Officer

PERSONAL BANKING/OPERATIONS
Ronald A. Branstrom
Vice President/Operations & Retail Banking
Helene A. Torrenga
Assistant Vice President/Controller
Jonathan E. Prell
Personal Banking Officer

CRYSTAL LAKE BANK & TRUST COMPANY
---------------------------------

DIRECTORS
Howard D. Adams
Charles D. Collier
Henry L. Cowlin
Linda Decker
John W. Fuhler
Diana Kenney
Thomas Neis
Dr. Marshall E. Pedersen
Hollis Rademacher
Candy Reedy
Nancy Riley
Robert Robinson
Robert C. Staley
Edward J. Wehmer

EXECUTIVE
Charles D. Collier
President

LOANS
Jan Sowers
Vice President/Mortgage Loans

PERSONAL BANKING/OPERATIONS
Pam Umbarger
Senior Vice President/Operations
Peter Fidler
Controller
Pam Bialas
Assistant Vice President/Retail Banking


FIRST INSURANCE FUNDING CORP.
-----------------------------

DIRECTORS
Howard D. Adams
Frank J. Burke
David A. Dykstra
Hollis W. Rademacher
Edward J.  Wehmer

EXECUTIVE
Frank J. Burke
President

MARKETING/OPERATIONS/FINANCE
Joseph G. Shockey
Executive Vice President/Director of Operations
Michelle H. Perry
Vice President/Controller
Robert G. Lindeman
Vice President/Information Technology

         *** GRAPHICAL REPRESENTATION OF SAMPLE ADVERTISING OMITTED ***

*** GRAPHICAL REPRESENTATIONS OF BANK FACILITIES UNDER CONSTRUCTION OMITTED ***

*** GRAPHICAL REPRESENTATIONS OF BANK FACILITIES UNDER CONSTRUCTION OMITTED ***

CORPORATE INFORMATION & LOCATIONS
---------------------------------

PUBLIC  LISTING AND MARKET  SYMBOL
The Company's Common Stock is traded on the Nasdaq National Market SM under the symbol WTFC. The stock abbreviation appears as "WINTRSTFNL" in the Wall Street Journal.

ANNUAL MEETING OF SHAREHOLDERS
May 28, 1998
Deer Path Inn
255 East Illinois Road
Lake Forest, Illinois
2:00 P.M.

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

MARKET MAKERS FOR WINTRUST FINANCIAL CORPORATION COMMON STOCK
ABN AMRO Incorporated
Everen Securities, Inc.
Howe Barnes Investments, Inc.
PaineWebber, Inc.
William Blair & Co.


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

Western Springs Location
4471 Lawn Avenue
Western Springs, IL 60558
(630) 246-7100

NORTH SHORE COMMUNITY BANK
& TRUST COMPANY

Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091

(847) 853-1145

Drive-thru
720 12th Street
Wilmette, IL 60091

Glencoe Location
362 Park Avenue
Glencoe, IL 60022
(847) 835-1700

Drive-thru
633 Vernon Avenue
Glencoe, IL 60022

Winnetka Location
794 Oak Street
Winnetka, IL 60093
(847) 441-2265

LIBERTYVILLE BANK
& TRUST COMPANY

Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
(847) 367-6800

Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
(847) 247-4045

BARRINGTON BANK
& TRUST COMPANY
Main Bank
201 S. Hough Street
Barrington, IL 60010
(847) 842-4500

CRYSTAL LAKE BANK
& TRUST COMPANY
Main Bank
12 E. Crystal Lake Avenue
Crystal Lake, IL 60014
(815) 479-5200

FIRST INSURANCE FUNDING
CORPORATION
520 Lake Cook Road
Suite 300
Deerfield, IL 60015
(847) 374-3000

                                     - 52 -