Form 10-K, Exhibit 13
period 1998-12-31
WINTRUST FINANCIAL CORP
filed 1999-03-30
CIK 1015328

SELECTED FINANCIAL HIGHTLIGHTS
                                                                              Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                        1998            1997           1996           1995          1994
-------------------------------------------------------------------------------------------------------------------------------
                                                               (dollars in thousands, except per share data)
Selected Financial Condition Data
   (at end of period):
     Total assets                                  $ 1,348,048    $ 1,053,400       $ 706,037     $  470,890     $ 354,158
     Total deposits                                  1,229,154        917,701         618,029        405,658       221,985
     Total net loans                                   992,062        712,631         492,548        258,231       193,982
     Long-term debt and notes payable                   31,050         20,402          22,057         10,758         6,905
     Total shareholders' equity                         75,205         68,790          42,620         40,487        25,366
-------------------------------------------------------------------------------------------------------------------------------

Selected Statements of Operations Data:
     Net interest income                           $    36,764    $    26,772       $  14,882     $    9,700     $   7,873
     Total net revenues                                 44,839         31,716          22,414         18,244         9,359
     Income (loss) before income taxes (1) (2)           4,709          1,058          (2,283)         1,002        (2,000)
     Net income (loss) (1) (2)                           6,245          4,846            (973)         1,497        (2,236)
     Net income (loss) per common share-basic (1) (2)     0.77           0.62           (0.16)          0.27         (0.56)
     Net income (loss) per common share-diluted (1) (2)   0.74           0.60           (0.16)          0.24         (0.56)
-------------------------------------------------------------------------------------------------------------------------------

Selected Financial Ratios and Other Data:
Performance Ratios:
     Net interest margin                                  3.43%          3.41%           2.91%          2.96%         3.35%
     Net interest spread                                  3.00%          2.92%           2.40%          2.41%         3.07%
     Non-interest income to average assets                0.69%          0.58%           1.34%          2.36%         0.57%
     Non-interest expense to average assets (1) (2)       3.04%          3.18%           4.05%          4.37%         4.14%
     Net overhead ratio (1) (2)                           2.36%          2.60%           2.71%          2.01%         3.57%
     Return on average assets (1) (2)                     0.53%          0.56%         (0.17)%          0.40%        (0.88)%
     Return on average equity (1) (2)                     8.68%          7.88%         (2.33)%          4.66%       (12.20)%

     Average total assets                          $ 1,177,745     $  858,084       $ 562,244     $  362,125     $ 259,404
     Average shareholders' equity                       71,906         61,504          41,728         31,173        18,633
     Ending loan-to-deposit ratio                         80.7%          77.7%           79.7%          63.7%         87.4%
     Average loan-to-average deposit ratio                80.1%          80.1%           69.8%          61.3%        100.0%
     Average interest-earning assets to
       average interest-bearing liabilities             108.92%        109.93%         110.73%        111.37%       106.61%

Asset Quality Ratios:
     Non-performing loans to total loans                  0.55%          0.59%           0.36%          0.74%         0.01%
     Non-performing assets to total assets                0.45%          0.40%           0.25%          0.41%         0.01%
     Allowance for possible loan losses to:
       Total loans                                        0.71%          0.72%           0.74%          1.07%         0.88%
Non-performing loans                                    129.66%        121.64%         204.15%        143.91%          N/M


Common Share Data at end of period:
     Market price per common share                 $     19.63     $    17.00     $     14.75            N/A           N/A
     Book value per common share                          9.23           8.47            6.45  $        6.94  $       5.35

Other Data at end of period:
     Number of:
       Bank subsidiaries                                     6              6               5              4             3
       Banking offices                                      21             17              14             11             5
-------------------------------------------------------------------------------------------------------------------------------

(1) For the year ended December 31, 1998, the Company recorded a non-recurring $1.0 million pre-tax charge related to severance amounts due to the Company's former Chairman and Chief Executive Officer and certain related legal fees.
(2) For the year ended December 31, 1996, the Company recorded non-recurring merger-related expenses of $891,000.

HERE'S OUR STORY.  WE THINK YOU'LL FIND IT QUITE REMARKABLE

When we meet with investors, we are usually asked the same question--what's so special about Wintrust? When we explain the Wintrust "story", they tell us it is quite intriguing and that our Company really does appear to be without peer in the industry.

Here's our unique story. Wintrust is a very young company that is focusing on building value from two different perspectives. The first is "franchise value" which is based on building long-term shareholder value by creating de novo community bank franchises, growing them rapidly to achieve critical mass market share and then improving profitability as they mature and growth slows. This franchise value will very likely be supplemented by strategic acquisitions of other financial institutions in the future.

The second type of value we strive for is "earnings value" which is the standard way a company is measured by the investment community. Our earnings value has been diluted by the investments we have made in our early years in building the company. However, we believe Wintrust has hidden "potential energy" (stored earnings potential) due to the earnings burden of our start-up banks. As each of our new locations matures, they should begin producing profitability levels consistent with our more mature banks.

WINTRUST BANKS ARE VERY YOUNG.

Wintrust is unique in the banking industry for a number of reasons.

First, we are a very young  organization.  In a world where banks typically grow
       ---------------------------------
by buying other banks, Wintrust has grown to date only by creating de novo community banks. The first of these (Lake Forest Bank & Trust) was opened in December 1991, the most recent one (Crystal Lake Bank & Trust) was opened in December 1997, and the average age of our six community banks is only a little more that 3 1/2 years. But given our asset size of $1.35 billion, most individuals assume that Wintrust could only be a mature company. Once our story is learned, the investment community tends to evaluate us on our growth and future earnings potential. We agree.


WINTRUST BANKS ARE ALL HOME GROWN.

Second, as explained above, we have started all these de novo banking franchises
                                    --------------------------------------------
ourselves,  from scratch,  using our own unique recipe. A significant investment
---------
in people, facilities, operations and marketing is necessary to get each of these banks off to a good start and to reach critical mass market share. This investment means that each new bank generally takes about 13-24 months to become profitable. That de novo burden reduces the Company's earnings and return on equity in its early years. However, in our short life, we have been able to reach the number two market share in all of our mature banks' primary markets and these banks are beginning to generate good profitability. This strategy quickly grows our customer base and deters other community banks from entering our markets.

As our young bank group continues to mature, the Company's earnings should increase markedly. As an example, our pre-tax earnings increased almost five-fold in 1998 over the prior year. The steady progression of each bank up the earnings curve is impressive and is according to our plan. That's part of the "potential energy" we talked about earlier.


WINTRUST BANKS OPERATE VERY EFFICIENTLY.

Third, we are structured to operate efficiently. This is a result of a number of
                            -------------------
factors: 1) we currently operate banks in affluent suburban markets where we receive greater impact per dollar spent in marketing and operations; 2) we operate "lean and mean", hiring fewer but more experienced and competent managers; and, 3) our employees are motivated to perform through programs that are designed to align employee's interests with those of the shareholders. We recently instituted an Employee Stock Purchase Plan to make it easy and financially attractive for our employees to own stock in the Company. Also, top management at Wintrust and all of our subsidiaries have significant stock ownership and stock options. These strategies are already paying dividends at our mature banks. Our four oldest banks, for example, already have overhead ratios that are better than their peer groups. All of our banks should experience gains in efficiency as they mature and grow into the overhead associated with the personnel and facilities infrastructure investment.


HAVE REAL ADVANTAGES OVER THE OTHER BANKS IN OUR MARKETS.

Fourth,  we have a real advantage over the big banks and other  community  banks
                   -------------------------------------------------------------
that we compete against. We know what consumers want (don't tell the big banks--it's personal, friendly service from a bank that is locally run!) and have aligned our community bank operations to give customers what they want. As community bankers, we care most about our customers, and it shows. Big banks only seem to care about their profitability, and it shows, with more fees and less personal service. Our decentralized approach and locally run operations gives us significant service and speed advantages over the centralized branch banking operations of our competitors.

As a locally run bank, we can also customize products and services to meet the needs of the community. A good example of this is our Clarendon Hills Community Account, a package of banking products and services for Clarendon Hills residents that has the added bonus of providing customers additional discounts at participating merchants. And since over three-quarters of Clarendon Hills merchants are participating, this represents a real extra benefit for our customers. Imagine a big bank that is centrally controlled with lots of branches trying to do something like this for one of its communities. Not a chance.

We have a real advantage over most community bank groups. Wintrust has the infrastructure to grow and expand, much more efficiently and more successfully than the typical community bank organization. While we operate each of our community banks as separate and distinct organizations--with its own name, its own management and decision making, its own operations, and its own product mix and pricing--we have put in place a number of functions at the Wintrust level which create operational efficiency. While each bank has its own marketing campaign, we have centralized the marketing function and have brought in expertise that the typical community bank cannot afford. The same can be said for technology, investments, and financial/capital planning, all of which are provided for at the Wintrust level. This will enable us without much difficulty to add additional community banks in the future.


CREATING ASSET NICHES IS OUR KEY TO PROFITABILITY.

Fifth,  we have a unique  earning asset  philosophy and have created a number of
        -------------------------------------------
asset niches (e.g. premium finance, indirect auto, leasing, homeowner and condominium association lending, etc.) that allow our community banks to maximize their loan-to-deposit ratio, and therefore, earnings potential. We believe most community banks can only secure local loans to cover about one-half of their capacity without compromising credit quality. Our goal is to fill the rest of our loan capacity with niche loans, and as such, maximize our earning potential in a way that most community banks cannot.


IT'S A STORY ABOUT A UNIQUE COMPANY WITH LOTS OF HIDDEN "POTENTIAL ENERGY" (STORED EARNINGS POTENTIAL).

So you see, Wintrust does have a unique story. We have real advantages over the big banks and most community banks as well. Our short-term earnings are held back due to our young age, our de novo start-up strategy and our drive to reach critical mass market share. But we have proven growth and earnings strategies and lots of earnings potential. These will blossom and bear real fruit in the future as our young banks march towards maturity. We have created (and continue to create) strong franchise value--value that will pay out in the long term for our shareholders. Management and directors of Wintrust and its subsidiaries have meaningful ownership of Wintrust common stock so our needs are clearly aligned with those of our shareholders. We believe in our unique recipe for developing long term shareholder value and wholeheartedly expect to be judged by our ability to achieve these goals.

TO OUR FELLOW SHAREHOLDERS

Welcome to our third annual report. 1998 was a good year for Wintrust Financial Corporation. In our second full year of operations, we continue to exhibit strong core growth and earnings improvement.

1998 marked a very successful and very eventful year for our young corporation. Our unique strategy of building long-term shareholder value by creating de novo community bank franchises in affluent markets has moved us closer to our goal of becoming a high performing financial institution.


1998 HIGHLIGHTS

Here are a few of the highlights for the year ended December 31, 1998:

     o Net income grew to $6.2 million, compared to $4.8 million in 1997, resulting in a healthy earnings growth of 29%.

     o Pre-tax income increased 4.5 times over a year ago, evidencing the vitality of Wintrust's core earnings.

        **** Net Income and Pre-Tax Income Growth Bar Chart OMITTED ****

     o On a per share basis, net income reached $0.74 per diluted common share versus $0.60 a year ago.

     o Total assets continue to grow, increasing to $1.35 billion, a $295 million or 28% increase over a year ago.

                    **** Asset Growth Bar Chart OMITTED ****

     o Total deposits rose to $1.23 billion, up 34% from last year and all due to our internal de novo growth.

     o    Net loans showed solid growth, increasing 39% to $992 million.

     o Loan volume for our First Insurance Funding subsidiary was up 43% to about $500 million, making this the fifth largest commercial insurance premium finance company in the country.

     o We purchased Medical and Municipal Funding, a leasing operation which is expected to produce a lease portfolio of approximately $60 million over the next few years.

     o Core and total loan delinquencies were well below peer group averages as were net charge-offs.

     o We successfully raised $31 million in core capital through the issuance of Trust Preferred securities.

     o We launched Wintrust Asset Management, our newest subsidiary, which is now providing trust and investment services to the valued clients of our communities.

     o We opened six new community banking facilities (two of which replaced temporary facilities), bringing our total to 21.

           **** New Bank Facilities and Timing Bar Chart OMITTED ****

     o For the year, the Company's net overhead ratio (a measure of operational efficiency) was reduced 0.24% of total assets to 2.36%--a result of our efforts to control costs and our younger banks growing into their overhead.

     o    We  opened  our   wintrust.com   investor   relations   web  site  for
          shareholders and interested investors and began publishing an investor relations newsletter.

     o We also opened web sites for some of our more mature community banks (lakeforestbank.com and hinsdalebank.com).

     o We signed a contract to offer our customers fully functional internet banking capabilities. This will become the portal for many future high tech products and services.

     o Our stock price increased 16% during a year when our peer group's stock price averaged a 14% decline.


WHAT IF?

We believe in being very straightforward with our shareholders, telling you the good news and the bad news. While earnings increased to $6.2 million (versus $4.8 million in 1997), a respectable 29% growth rate, three one-time events occurred in 1998 that reduced pre-tax earnings by $2.4 million. These were related to the second quarter departure of the Company's previous Chairman & CEO ($1.0M), an additional provision for loan losses during the first half of 1998 to provide for the write-off of non-performing loans at one of our subsidiary banks ($0.8M) and a fourth quarter write-off of an operational loss ($0.6M). These issues are now behind us. The operational controls and systems of all our subsidiary banks have been strengthened and additional controls and procedures have been put into place to minimize the chance of these problems reoccurring. We have also expanded the independent loan review function. Finally, we have also added a "best practices" officer whose responsibility it is to review and assess controls and procedures at all of our subsidiaries. Without these one-time events:

     o    earnings would have increased to $7.7 million, up 59%
     o    return on assets would have been 0.66%
     o    return on equity for the year would have been 10.7%.


PERFORMANCE VERSUS GOALS.

At last year's Annual Meeting, we reiterated our goals for Wintrust. Reaching these goals over the next few years will make us a high performing bank relative to our peers:

     o    Net Interest Margin of 4 - 4 1/2 %
     o    Net Overhead Ratio of 1 1/2 - 2 %
     o    Return on Assets of 1 1/2 %
     o    Return on Equity of 20 - 25 %

In 1998, we have made meaningful strides towards achieving most of these "high performing bank" goals. We want to be held accountable to these goals.


NET INTEREST MARGIN (GOAL: 4 - 4 1/2 %)

In the latter half of 1998 we began focusing on the dual objective, especially at our mature banks, of controlling our cost of funds while still growing assets. We were able to accomplish this objective and maintain an aggressive growth rate. As a result, our net interest margin increased slightly to 3.43%, up from 3.41% a year ago. The net interest margin, excluding the cost of the Trust Preferred Securities, was 3.45% in 1998.

                 **** Net Interest Margin Bar Chart OMITTED ****

While moving closer to goal, this margin is still below the industry, due in part to these factors: 1) our banks are located in affluent suburban Chicago markets which have higher than average deposit rates due to the increased competition caused by a high per capita number of banks; 2) our newer de novo banks typically use more aggressive deposit rates to grow market share to a critical mass; and, 3) our newer de novo banks also typically have lower loan-to-deposit ratios than the more established banks as core loan growth is slower to develop in new markets than deposit growth.

We expect to continue to show improvement in our core net interest margin as we grow additional earning asset niches and control our deposit pricing in communities where we have already achieved significant market share.


NET OVERHEAD RATIO (GOAL: 1 1/2  - 2 %)

Notwithstanding the non-recurring charges mentioned earlier, our consolidated net overhead ratio for the year was 2.36%, a meaningful decrease from the year ago level of 2.60%. This is a result of the continuing improvement in the run rate of this key efficiency ratio as our banks fill the capacity of the personnel and facilities infrastructure we create when opening new banks. Given the average age of our six de novo banks is only 31/2 years, as our young banks continue to grow into their overhead we should soon begin to approach the top end of our consolidated goal. At our four oldest banks, our run rate is already at or ahead of this goal.

                 **** Net Overhead Ratio Bar Chart OMITTED ****

RETURN ON ASSETS (GOAL: 1 1/2 %) AND RETURN ON EQUITY (GOAL: 20 - 25 %)

Our returns on average assets and average equity for 1998 were relatively consistent with 1997. As a result of the three events discussed earlier that negatively impacted earnings, net income as a percentage of average assets declined slightly to 0.53%, versus 0.56% for a year ago; however, our return on average equity increased slightly to 8.68%, up from 7.88% for the prior year. Improvement in these ratios should occur in 1999 as our Banks mature. However, they will continue to lag industry standards due to the investment made during 1998 in our newest trust and investment subsidiary, Wintrust Asset Management Company, and the impact of our other recent de novo banks.

                  **** Return on Equity Bar Chart OMITTED ****

Although the returns on assets and equity were relatively flat from 1997 to 1998, it is important to note that the pre-tax earnings level was up by 345% evidencing the significant growth and vitality of the Company's core earnings. Recognition of income tax benefits in 1997 and 1998 for prior operating losses makes for an unusual comparison of net income amounts. Management looks to the pre-tax amounts as a better barometer of the health of the Company's earnings growth.

ASSET QUALITY

While not one of the goals set out in last year's Annual Meeting, asset quality is clearly an important area to manage. At year-end, our non-performing asset levels were relatively low and very manageable. Non-performing loans as a percentage of total loans declined to 0.55% at year-end 1998 from 0.59% at the end of 1997. Management is pleased with the improvement in the non-performing loan ratio during 1998 and will strive to keep a high quality loan portfolio.

During the year, we increased our allowance for possible loan losses to $7.0 million from $5.1 million at the end of 1997. We believe this level is adequate. However, our allowance for possible loan losses as a percent of total loans remained at about 0.71% of total loans. As a young and growing institution, we must continue to build up this allowance toward the level of the more mature banks that comprise our peer group with which we are often compared.

STRATEGIES FOR FUTURE GROWTH.

In our mid-year shareholder letter, we stated our intention to pursue accretive growth, not just growth for growth's sake. We clearly understand that we need to balance the growth in assets with growth in earnings. The good news is that opportunities for this kind of growth are still strong. 1998 was also another year filled with big bank mergers and consolidation, resulting in less service and more fees for many customers. Bank One's merger with First Chicago/NBD, and that institution's absorption of American National Bank, National City Bank's purchase of First of America, and Harris' continuing centralization should generate incremental business and share growth for our community banks.

                     **** Graphic Advertisement OMITTED ****

NEW DE NOVO BANKS AND POSSIBLE ACQUISITIONS.

We have identified new markets for additional de novo banks and continue to open new facilities so that we might serve a broader market and establish our kind of community banking before competitors do.

We have also made some initial contacts with other Chicagoland community banks that are already in attractive local markets, who may not have adequate resources to continue their growth, and who may have shareholders who would like to have a publicly traded investment. Merging or being acquired by Wintrust might be attractive to their bank management and shareholders because they could continue to operate under their current name and significantly improve shareholder liquidity and future growth potential. This acquisition strategy, along with our historically successful de novo bank and branch expansion, represent sizable future growth opportunities for Wintrust. As such, over the long-term, acquisitions represent another part of our arsenal for growth.


WINTRUST ASSET MANAGEMENT.
EXPANDING OUR TRUST AND INVESTMENT SERVICES.

With the creation of Wintrust Asset Management and the hiring of a number of experienced trust and investment professionals, we are now positioned to take advantage of the huge potential that our affluent markets have to offer. We believe our market areas represent some of the highest potential trust and investment markets, not just in Chicagoland, but the entire Midwest.

In September 1998, we received regulatory approval for this new trust subsidiary. In the fourth quarter we introduced trust and investment services to Hinsdale Bank & Trust, North Shore Community Bank & Trust, and Barrington Bank & Trust, while continuing to service Lake Forest Bank & Trust. Wintrust Asset Management will act as the trust department for each of these banks, providing integrated trust and investment products and services for consumers and businesses in our markets. We will roll out these services to our remaining banks in the next year or so. While this new "trust department" is the most efficient way to provide outstanding trust and investment services to each of our banks, the upfront cost of personnel and marketing does represent a sizable investment that, like a new de novo bank, takes a few years to pay out. In many respects, Wintrust Asset Management was our de novo institution launch for 1998. If any of our shareholders are getting tired of the "take a number" approach of the big bank trust departments, you know who to call--us!

                     **** Graphic Advertisement OMITTED ****

ASSET NICHES.
THE SECRET OF GREATER COMMUNITY BANK EARNINGS.

We also are aggressively expanding our asset niches which provide the additional loan volume a community bank needs to optimize our loan-to-deposit ratio and earnings capacity. In addition to premium finance lending and high-quality indirect auto lending, we have recently added a couple of other asset generators:

     o In 1998, Lake Forest Bank & Trust purchased the leasing operations of Medical and Municipal Funding, which should generate a lease portfolio of approximately $60 million over the next few years.

     o Barrington Bank & Trust recently hired the leading expert in Midwest condo and community association lending. This is a potentially sizable local (and possibly national) new business for us.

                     **** Loan Growth Bar Chart OMITTED ****

HIGH TECH STUFF FROM THE OLD FASHIONED BANK!

While we have invested in the brick and mortar facilities that our traditional ("banking the way it used to be") community bank customers demand, we also realize the importance of providing new, more convenient distribution systems for our more technologically demanding customers. While our mature banks currently operate informational web sites on the internet, we have signed a contract and are about to introduce an integrated electronic banking system which includes fully functional internet bank sites and improved PC banking and tele-banking for each bank. This technology is state-of-the-art, with all of the basics (access to account balances and transfer of funds) and advanced features which include bill-pay (that integrates with leading bill pay processors) and interfaces with popular personal finance management software.

In 1998 we purchased an MCIF (Marketing Customer Information File) system to further improve our marketing by allowing us to effectively segment our customer base for each product we are promoting. In 1999, we are now beginning to use that system which will be beneficial in a number of ways:

     o More efficient marketing spending via segmentation and mailing to most likely candidates
     o    Better cross-selling of current customers
     o    Better acquisition of new customers
     o Detailed analysis and reports for strategic planning and internal management reporting
     o    Analysis of potential bank acquisitions


BRING IT ON.  WE'RE READY FOR Y2K.

Wintrust is ready for Y2K, perhaps more so than most banks in our markets. That's because we have two Y2K advantages that most big banks don't have: 1) being a relatively young organization means that we have more up to date networks, servers and PCs than the older banks, and 2) given that all of our banks are de novo organizations, we have not had to merge any computer systems. Imagine the problems that some big banks are having trying to bring all of their disparate computer systems into Y2K compliance. The banks and First Insurance Funding have been getting ready for Y2K for some time now, have performed extensive testing and we are confident that we will be ready for the year 2000.

               **** Shareholder EPS Growth Bar Chart OMITTED ****


NON-DILUTIVE CAPITAL GROWTH
         . . . TRUST PREFERRED SECURITIES

In October of 1998, we completed our offering of $31.05 million of 9.00% Cumulative Trust Preferred Securities. The capital treatment and tax-deductible nature of the Trust Preferred Securities make this type of security a popular capital instrument for bank holding companies.

This capital has an after-tax cost to the company of about 5.5% and, as such, is financially accretive to our common shareholders versus having issued additional common equity. Proceeds from the offering are being used to expand our banking operations as discussed above and, in the short-term, retired outstanding debt. Our Trust Preferred Securities trade on The Nasdaq Stock Market(R) under the symbol "WTFCP".


PROTECTING OUR SHAREHOLDERS' INTERESTS.

In August, we communicated that the Board of Directors had adopted a Shareholder Rights Plan to protect shareholder interests in case Wintrust Financial Corporation is confronted with a third party acquisition proposal at an unfair price. With this Rights Plan in place, the Board will have greater leverage in the event we are required to negotiate on behalf of shareholders.

                   **** Deposit Growth Bar Chart OMITTED ****

ALIGNING EMPLOYEE GOALS WITH THOSE OF SHAREHOLDERS.

In 1998, we put in place a number of programs to make sure that employee goals were aligned with those of shareholders--continued growth and increased earnings. An Employee Stock Purchase Plan was implemented that gave most non-executive employees an opportunity to purchase common stock of the Company at a slight discount to the market price. More than 100 employees enrolled in the first offering of this program during the fourth quarter. We continue to utilize the Stock Incentive Plan to motivate management to perform.

             **** Total Shareholders' Equity Bar Chart OMITTED ****

DON'T HIDE THE LIGHT UNDER THE BUSHEL BASKET.

In 1998, we implemented a number of shareholder and investor relations programs designed to better communicate our special story. Up until that time we had done very little investor relations work. In 1998, we built an investor relations web site on the internet which contains information about Wintrust, all press releases and recent news for the Company, hot links to Nasdaq's web site for current price quotes, and hot links to Wintrust's SEC filings. We also began publishing a newsletter called Wintrust Update that contains news and information for our shareholders and investors. In addition, the following three market makers have now published research reports on and are actively following our Company:

     o    EVEREN Securities, Inc.
     o    U.S. Bancorp Piper Jaffray
     o    ABN AMRO Incorporated

We continue to communicate with these and other investment firms and expect additional companies to initiate coverage of our Company's story during 1999.


CREATING SHAREHOLDER VALUE IS OUR TOP PRIORITY.

In closing, we thought it important to reiterate that your management team's goals are aligned with shareholders. All the senior officers of Wintrust and our subsidiaries have invested significant amounts of their personal resources in the Company in addition to having stock options. In total, senior management and the directors of the corporation and its subsidiaries own in excess of 25% of the common shares outstanding. We are in this for the long haul, looking to maximize long-term shareholder value.

We encourage all of you to maintain that same long-term outlook when reviewing Wintrust as an investment. We are a very young company that is without peer in the industry. We will continue to aggressively build shareholder value through our dual strategy of continued growth and earnings improvement by moving the company towards our stated goals and objectives.

Thank you for being a shareholder.

Sincerely,


John S. Lillard
Chairman

Edward J. Wehmer
President & CEO

1998 WAS QUITE A YEAR FOR OUR BANKS.

COMMUNITY BANKING--WINTRUST STYLE.

In 1998, we provided community banking service, Wintrust style, to over 100,000 customers in our markets. Our customers heartily consumed over 60,000 cups of hot coffee and more than 200,000 not-so-low-calorie cookies, donuts and other pastry treats. We also gave away over thousand of pounds of chocolate eggs, chocolate hearts, chocolate Santa's, lollipops, and even dog biscuits for our four legged children.

                    **** Community Event Picture OMITTED ****

As locally run community banks, we continue to market banking products and services that are customized to meet local needs and designed to serve a customer throughout their life. From Junior Savers Accounts for kids to investment services for young growing families to specialized accounts like PlatinumPreferred for seniors, we strive to provide products and services that will meet the changing financial needs of our customers.

Our Junior Savers enjoyed marching in and riding on bank floats in our community parades. For their enthusiastic savings and loyal support, we awarded them bubble gum banks, Beanie Babies, basket balls, cool T-shirts, sunglasses, key chains, yo-yo's, sleds, ice cream sundaes, pizza, snow cones, popcorn, glow buttons for Halloween, and pictures with the Easter Bunny and Santa.

For the whole family and the community we conducted free community cookouts, educational seminars, produced community calendars and hosted many community gatherings in our meeting rooms and bank facilities. We even put on a full-blown community carnival where thousands of friends and neighbors got to dunk the banker, ride the rides, slurp the snow cones and have their face painted for free. On Mother's Day we gave away flowers and potted plants. On Father's Day we gave away golf balls and Swiss-Army knives. On Halloween we gave away pumpkins and for the Holidays we gave away brass ornaments. Our seniors enjoyed bank sponsored day trips to downtown Chicago to see terrific plays like Phantom of the Opera and Forever Plaid. And yes, we gave away a lot of those invaluable bank pens too.


WE DO COMMERCIAL BANKING TOO!

We also serve many, many businesses and organizations, disproving the misconception that community banks only serve "retail" (consumer) banking customers. With a legal lending limit in excess of $20 million, we are capable of serving the credit needs of a wide variety of commercial customers. We also provide a wide variety of highly competitive banking services to our commercial, professional and merchant customers, including:

     o    Corporate Line of Credit
     o    Corporate Retail Lockbox Service
     o    Automated Cash Manager (Automatic "Sweep") Service
     o    Controlled Disbursement (if Automated "Sweep" is not used)
     o    Accounts Payable (automated check issuance) Service
     o    Account  Reconciliation  Services (Full Reconciliation and/or Positive
          Pay)
     o On-Line (PC) Banking which will provide Balance and Transaction inquiries Electronic file transmission capabilities
     o    Visa/MasterCard Merchant Processing
     o    Custodial Services

                     **** Graphic Advertisement OMITTED ****

Technology is a great equalizer in the world of banking. Our community banks can provide all of the sophisticated services of a big bank, but with a lot more: 1) our banks are locally controlled and managed, which means that decisions affecting your business are made quickly by that bank's management, not by some downtown or out-of-town committee that does not even know you; 2) our commercial bankers are experienced professionals, not "trainees" as you may experience at the big banks; and, 3) we strive for a level of personal service that far surpasses that of any bank in town. That, after all, is the essence of our community banks.

GROWING OUR DE NOVO FRANCHISES.

Consistent with our past record of expansion, Wintrust opened six new banking facilities in 1998 (two of which replaced temporary facilities in Crystal Lake and Western Springs):

     o    A  drive-through/walk-up  in Glencoe for North Shore  Community Bank &
          Trust

     o A new branch for North Shore Community Bank & Trust located at the historic "L" station in southern Wilmette

     o    A south Libertyville branch for Libertyville Bank & Trust Company

     o A branch of Lake Forest Bank & Trust Company located in a newly constructed, upscale senior housing development known as Lake Forest Place

     o A permanent main bank facility in downtown Crystal Lake for Crystal Lake Bank & Trust Company

     o A permanent main bank facility in downtown Western Springs for The Community Bank of Western Springs


                     **** Bank Facility Picture OMITTED ****

We currently have two additional facilities that will be opened in the first half of 1999: 1) Lake Forest Bank and Trust's new Market North addition which creates much needed space for our oldest bank and for Wintrust's corporate offices; and 2) a new drive-through/walk-up in downtown Crystal Lake for Crystal Lake Bank & Trust. We now operate 21 banking offices in eleven high-income Chicagoland suburban markets. In addition to these facilities, four to six new branch facilities and one new bank opening are being evaluated for later this year.


NEW CONVERTS (EMPLOYEES) TO COMMUNITY BANKING, WINTRUST-STYLE.

Every bank has added staff as growth has accelerated the need for additional service. We are very selective in who we hire to continue our special way of doing business. Interestingly, a new trend is developing. We are seeing more and more very experienced bankers, loan officers and trust/investment professionals desiring to leave their big bank job and return to their entrepreneurial roots and the fast pace of community banking, Wintrust-style. We have plucked a few of these plums and have added them to our team.


WHAT'S HAPPENING AT THE BANKS.

As the eldest Wintrust bank, Lake Forest Bank & Trust celebrated its seventh birthday in 1998. Total assets reached $441M, up 16% versus year ago. This strengthens its position as the number two bank in the market, serving more than half of all households. LFB&T now operates six facilities, including the new walk-in facility at Lake Forest Place, an upscale senior housing community which opened in the fourth quarter.

                     **** Bank Facility Picture OMITTED ****

     1998 was an eventful year for Hinsdale Bank & Trust. Total assets increased 26% to $281 million. While HB&T enjoyed its fifth year of operation, its Clarendon Hills branch (Clarendon Hills Bank) celebrated its second birthday and its Western Springs branch (The Community Bank of Western Springs) turned one year old. In total, the bank operates four facilities including a drive-through/walk-up in downtown Hinsdale. In December, the Western Springs facility moved out of its temporary location and into its beautiful new main bank facility in the downtown area. The architecture of this impressive brick and stone building fits in well with the historic Water Tower that is located just to the east.

     North Shore Community Bank & Trust reached $294 million in total assets, up 10% from last year, while it celebrated its fourth birthday. The bank operates six facilities in the affluent north shore markets of Wilmette, Winnetka and Glencoe. Two new facilities were opened in 1998--a new drive-through/walk-up in Glencoe and a walk-in facility in the newly refurbished historic 4th & Linden "L" station in southern Wilmette. Glencoe's new drive-through is unique because it offers the ultimate in convenience--the only gas station/convenience store in town is located adjacent to the bank on the same property.

                     **** Bank Facility Picture OMITTED ****

Libertyville Bank & Trust, our fourth community bank in its third year of operation, increased its assets by 50% to $186 million. LB&T added its third facility in October when it opened its new walk-in office in southern Libertyville. This will serve the established southern section of Libertyville and growing Cuneo Estate area of Libertyville and Vernon Hills.

Barrington Bank & Trust experienced terrific growth in only its second full year of operation. Total assets reached $120 million, an increase of 67% versus a year ago. The bank and its customers are enjoying the new main bank/drive-through facility that was opened in December 1997.

                     **** Bank Facility Picture OMITTED ****

     Crystal Lake Bank & Trust, our youngest bank which opened in a temporary facility in December 1997, moved into its new main bank facility in downtown Crystal Lake in September 1998. For a bank that operated almost the entire year in a cramped 1,200 square foot facility, it is proud to announce that its assets reached $53 million in 1998. Crystal Lake Bank continues with momentum in 1999 as it opened its drive-through facility in March and has acquired a facility in the southern section of Crystal Lake that is anticipated to be ready to serve customers in the second quarter of 1999.

FIRST INSURANCE FUNDING HAS A RECORD YEAR.

While not one of our banks, we wanted to give you an update on First Insurance Funding. First Insurance Funding generated financing loans of $494 million in 1998, a 43% increase over the previous year. This came with very little increase in overhead costs. This was made possible though a series of system enhancements that allowed First Insurance Funding to do more business, more quickly and efficiently.

First Insurance Funding should maintain it's growth in the coming years thanks to continued investments in technology and aggressive sales and marketing programs. It has a goal of attaining another year of record growth in receivables in 1999 as it pursues alternative distribution channels and national endorsements.

                   **** Map of Company Locations OMITTED ****

CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

============================================================================================================================
                                                                                                  December 31,
                                                                                --------------------------------------------
                                                                                         1998                       1997
                                                                                --------------------------------------------
ASSETS
Cash and due from banks - non-interest bearing                                    $      33,924                     32,158
Federal funds sold                                                                       18,539                     60,836
Interest bearing deposits with banks                                                      7,863                     85,100
Available-for-Sale securities, at fair value                                            209,119                    101,934
Held-to-Maturity securities, at amortized cost, fair value of $5,001
   and $4,964 in 1998 and 1997, respectively                                              5,000                      5,001
Loans, net of unearned income                                                           992,062                    712,631
   Less: Allowance for possible loan losses                                               7,034                      5,116
----------------------------------------------------------------------------------------------------------------------------
   Net loans                                                                            985,028                    707,515
Premises and equipment, net                                                              56,964                     44,206
Accrued interest receivable and other assets                                             30,082                     14,894
Goodwill and organizational costs                                                         1,529                      1,756
----------------------------------------------------------------------------------------------------------------------------

   Total assets                                                                     $ 1,348,048                  1,053,400
============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
 Non-interest bearing                                                              $    131,309                     92,840
 Interest bearing                                                                     1,097,845                    824,861
----------------------------------------------------------------------------------------------------------------------------
   Total  deposits                                                                    1,229,154                    917,701

Short-term borrowings                                                                         -                     35,493
Notes payable                                                                                 -                     20,402
Long-term debt - trust preferred securities                                              31,050                          -
Accrued interest payable and other liabilities                                           12,639                     11,014
----------------------------------------------------------------------------------------------------------------------------

   Total liabilities                                                                  1,272,843                    984,610
============================================================================================================================

Shareholders' equity
   Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated as Junior Serial  Preferred Stock A; no shares issued
     and outstanding at December 31, 1998 and 1997                                            -                          -
   Common stock, no par value; $1.00 stated value; 30,000,000 shares authorized;
     8,149,946 and 8,118,523 issued and outstanding at December 31,
     1998 and 1997, respectively                                                          8,150                      8,118
   Surplus                                                                               72,878                     72,646
   Common stock warrants                                                                    100                        100
   Retained deficit                                                                      (5,872)                   (12,117)
   Accumulated other comprehensive income (loss)                                            (51)                        43
----------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                          75,205                     68,790
----------------------------------------------------------------------------------------------------------------------------

     Total liabilities and shareholders' equity                                     $ 1,348,048                  1,053,400
============================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

----------------------------------------------------------------------------------------------------------------------------
                                                                                            Years ended December 31,
                                                                                --------------------------------------------
                                                                                   1998              1997            1996
                                                                                --------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                                    $ 75,369            56,066          30,631
  Interest bearing deposits with banks                                             2,283             1,764           1,588
  Federal funds sold                                                               2,327             3,493           2,491
  Securities                                                                       8,000             3,788           4,327
----------------------------------------------------------------------------------------------------------------------------
     Total interest income                                                        87,979            65,111          39,037

INTEREST EXPENSE
   Interest on deposits                                                           49,069            37,375          22,760
   Interest on short-term borrowings and notes payable                             1,399               964           1,395
   Interest on long-term debt - trust preferred securities                           747                 -               -
----------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                       51,215            38,339          24,155
----------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                               36,764            26,772          14,882
Provision for possible loan losses                                                 4,297             3,404           1,935
----------------------------------------------------------------------------------------------------------------------------

     Net interest income after provision for possible loan losses                 32,467            23,368          12,947
----------------------------------------------------------------------------------------------------------------------------

NON-INTEREST INCOME
  Fees on mortgage loans sold                                                      5,569             2,341           1,393
  Service charges on deposit accounts                                              1,065               724             468
  Trust fees                                                                         788               626             522
  Loan servicing fees - mortgage loans                                               163               101             114
  Loan servicing fees - securitization facility                                       -                147           1,328
  Securities gains, net                                                               -                111              18
  Gain on sale of premium finance receivables                                         -                  -           3,078
  Other                                                                             490                894             611
----------------------------------------------------------------------------------------------------------------------------
     Total non-interest income                                                     8,075             4,944           7,532
----------------------------------------------------------------------------------------------------------------------------

NON-INTEREST EXPENSE
  Salaries and employee benefits                                                  18,944            14,204          11,551
  Occupancy, net                                                                   2,435             1,896           1,649
  Equipment expense                                                                2,221             1,713           1,313
  Data processing expense                                                          1,676             1,337           1,014
  Professional fees                                                                1,654             1,343             906
  Advertising and marketing                                                        1,612             1,309           1,102
  Merger related expenses                                                              -                 -             891
  Other                                                                            7,291             5,452           4,336
----------------------------------------------------------------------------------------------------------------------------
     Total non-interest expense                                                   35,833            27,254          22,762
----------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes                                                  4,709             1,058          (2,283)
Income tax benefit                                                                (1,536)           (3,788)         (1,310)
----------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                                               $  6,245             4,846            (973)
============================================================================================================================

NET INCOME (LOSS) PER COMMON SHARE - BASIC                                      $   0.77              0.62           (0.16)
NET INCOME (LOSS) PER COMMON SHARE - DILUTED                                    $   0.74              0.60           (0.16)
============================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)
============================================================================================================================
                                                                                                     Accumulated
                                        Compre-                                                         other
                                        hensive                                   Common    Retainedcomprehensive  Total
                                        income    Preferred  Common               stock     earnings   income  shareholders'
                                        (loss)      stock     stock     Surplus  warrants   (deficit)  (loss)     equity
                                      --------------------------------------------------------------------------------------
Balance at December 31, 1995                    $    503      5,831    50,053         75    (15,990)       15     40,487

Comprehensive Loss:
   Net loss                           $   (973)        -          -         -          -       (973)        -       (973)
   Other comprehensive loss, net of tax:
   Unrealized losses on securities, net of
      reclassification adjustment           (6)        -          -         -          -          -        (6)        (6)
                                       ---------
Comprehensive Loss                        (979)
Common stock issuance, net of fractional shares        -        567     1,291          -          -         -      1,858
Conversion of preferred stock                       (503)       122       381          -          -         -          -
Repurchase of common stock                             -         (4)      (44)         -          -         -        (48)
Purchase of Wolfhoya Investments, Inc.                 -         87     1,190         25          -         -      1,302

----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                           -      6,603    52,871        100    (16,963)        9     42,620

Comprehensive Income:
   Net income                            4,846         -          -         -          -      4,846         -      4,846
   Other comprehensive income, net of tax:
   Unrealized gains on securities, net of
      reclassification adjustment           34         -          -         -          -          -        34         34
                                       ---------
Comprehensive Income                     4,880
Common stock issued upon
  exercise of stock options                            -        118       846          -          -         -        964
Common stock offering                                  -      1,397    18,929          -          -         -     20,326
----------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                           -      8,118    72,646        100    (12,117)       43     68,790

Comprehensive Income:
   Net income                            6,245         -          -         -          -      6,245         -      6,245
   Other comprehensive loss, net of tax:
   Unrealized losses on securities, net of
      reclassification adjustment          (94)        -          -         -          -          -       (94)       (94)
                                       ---------
Comprehensive Income                     6,151
Common stock issued upon
  exercise of stock options                            -         32       232          -          -         -        264

----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                    $      -      8,150    72,878        100     (5,872)      (51)    75,205
============================================================================================================================


                                                                                            Years Ended December 31,
                                                                                --------------------------------------------
Disclosure of reclassification amount and income tax impact:                        1998              1997            1996
                                                                                --------------------------------------------
   Unrealized holding gains (losses) on securities arising during the year      $   (153)              166               8
   Less:  Reclassification adjustment for gains included in net income                -                111              18
   Less:  Income tax expense (benefit)                                               (59)               21              (4)
----------------------------------------------------------------------------------------------------------------------------
   Net unrealized gains (losses)                                                $    (94)               34              (6)
============================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
============================================================================================================================

                                                                                          Years ended December 31,
                                                                                --------------------------------------------
                                                                                    1998              1997            1996
                                                                                --------------------------------------------
OPERATING ACTIVITIES:
  Net income (loss)                                                             $  6,245             4,846            (973)
  Adjustments to reconcile net income (loss) to net cash
     used for, or provided by, operating activities:
  Provision for possible loan losses                                               4,297             3,404           1,935
  Depreciation and amortization                                                    2,952             2,394           2,104
  Deferred income tax benefit                                                     (1,961)           (3,788)         (1,455)
  Gain on sale of Available-for-Sale securities                                        -              (111)            (18)
  Net accretion/amortization of securities                                          (340)             (670)         (1,924)
  Originations of mortgage loans held for sale                                  (399,007)         (171,960)       (132,233)
  Proceeds from sales of mortgage loans held for sale                            390,528           171,192         123,818
  (Increase) decrease in other assets, net                                       (12,603)            5,189          (5,273)
  Increase (decrease) in other liabilities, net                                    1,625            (5,224)          2,285
----------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                              (8,264)            5,272         (11,734)
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
  Proceeds from maturities of Available-for-Sale securities                      481,297            92,336         308,424
  Proceeds from sales of Available-for-Sale securities                                -                420             498
  Purchases of Available-for-Sale securities                                    (588,296)         (124,522)       (318,497)
  Net decrease (increase) in interest bearing deposits with banks                 77,237           (66,368)         31,868
  Net increase in loans                                                         (273,918)         (221,239)       (227,005)
  Purchases of premises and equipment, net                                       (15,459)          (16,063)         (7,925)
  Purchase of Wolfhoya Investments, Inc., net of cash acquired                         -                 -            (318)
----------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                          (319,139)         (335,436)       (212,955)
----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
  Increase in deposit accounts                                                   311,453           299,672         212,371
  Increase (decrease) in short-term borrowings and notes payable, net            (55,895)           26,780          17,490
  Proceeds from trust preferred securities offering                               31,050                -               -
  Issuance of common stock, net of issuance costs and fractional shares               -             20,326           1,858
  Common stock issued upon exercise of stock options                                 264               964              -
  Repurchase of common stock                                                          -                  -             (48)
----------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        286,872           347,742         231,671
----------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                             (40,531)           17,578           6,982
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    92,994            75,416          68,434
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $   52,463            92,994          75,416
============================================================================================================================

Supplemental  disclosures  of cash flow  information:
   Cash paid during the year for:
     Interest                                                                 $   51,158            37,499          23,874
     Income taxes                                                                    787                -              138
   Transfer to other real estate owned from loans                                    587                -                -
============================================================================================================================

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of Wintrust Financial Corporation and subsidiaries ("Wintrust" or "Company") conform to generally accepted accounting principles. In the preparation of the consolidated financial statements, management is required to make certain estimates and assumptions that affect the reported amounts contained in the consolidated financial statements. Management believes that the estimates made are reasonable; however, changes in estimates may be required if economic or other conditions change beyond management's expectations. Reclassifications of certain prior year amounts have been made to conform with the current year presentation. The following is a summary of the more significant accounting policies of the Company.


DESCRIPTION OF THE BUSINESS
Wintrust is a financial services holding company currently engaged in the business of providing community banking services through its banking subsidiaries to customers in the Chicago metropolitan area and financing for the payment of commercial insurance premiums ("premium finance receivables"), on a national basis, through its subsidiary, First Insurance Funding Corporation ("FIFC") (formally known as First Premium Services, Inc.). As of December 31, 1998, Wintrust had six wholly-owned bank subsidiaries (collectively, "Banks"), all of which started as de novo institutions, including Lake Forest Bank & Trust Company ("Lake Forest Bank"), Hinsdale Bank & Trust Company ("Hinsdale Bank"), North Shore Community Bank & Trust Company ("North Shore Bank"), Libertyville Bank & Trust Company ("Libertyville Bank"), Barrington Bank & Trust Company, N.A. ("Barrington Bank") and Crystal Lake Bank & Trust Company, N.A. ("Crystal Lake Bank"). FIFC is a wholly-owned subsidiary of Crabtree Capital Corporation ("Crabtree") which is a wholly-owned subsidiary of Lake Forest Bank. On September 30, 1998, Wintrust began operating a new trust subsidiary, Wintrust Asset Management Company, N.A. ("WAMC"). This new wholly-owned subsidiary will provide trust and investment services at each of the Wintrust banks. Previously, the Company provided trust services through the trust department of Lake Forest Bank.

The consolidated Wintrust entity was formed on September 1, 1996 through a merger transaction (the "Reorganization") whereby the holding companies of Lake Forest Bank, Hinsdale Bank, Libertyville Bank and FIFC were merged with newly formed wholly-owned subsidiaries of North Shore Community Bancorp, Inc. (which changed its name to Wintrust Financial Corporation concurrent with the merger). The merger transaction was accounted for in accordance with the pooling-of-interests method of accounting for a business combination. Accordingly, the consolidated financial statements included herein reflect the combination of the historical financial results of the five entities and the recorded assets and liabilities have been carried forward to the consolidated Company at their historical cost.


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

Held-to-maturity securities are stated at amortized cost which represents actual cost adjusted for premium amortization and discount accretion using methods that approximate the effective interest method. Available-for-sale securities are stated at fair value. Unrealized gains and losses on available-for-sale securities, net of related taxes, are excluded from earnings until realized, however, included as other comprehensive income and reported as a separate component of shareholders' equity.

Trading account securities are stated at fair value; however, the Company did not maintain any trading account securities in 1998, 1997, or 1996.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in non-interest income and are derived using the specific identification method for determining the cost of securities sold.

LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES
Loans, which include lease financing and premium finance receivables, are recorded at the principal amount outstanding. Interest income is recognized when earned. Loan origination fees and certain direct origination costs associated with loans retained in the portfolio are deferred and amortized over the expected life of the loan as an adjustment of yield using methods that approximate the effective interest method. Finance charges on premium finance receivables are earned over the term of the loan based on actual funds outstanding, beginning with the funding date, using a method which approximates the effective yield method.

Mortgage loans held for sale are carried at the lower of aggregate cost or market, after consideration of related loan sale commitments, if any. Fees received from the sale of these loans into the secondary market are included in non-interest income.

Interest income is not accrued on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations, or where interest or principal is 90 days or more past due, unless the loans are adequately secured and in the process of collection. Cash receipts on non-accrual loans are generally applied to the principal balance until the remaining balance is considered collectible, at which time interest income may be recognized when received.

The allowance for possible loan losses is maintained at a level adequate to provide for possible loan losses. In estimating possible losses, the Company evaluates loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Impaired loans are generally considered by the Company to be commercial and commercial real estate loans that are non-accrual loans, restructured loans and loans with principal and/or interest at risk, even if the loan is current with all payments of principal and interest. Impairment is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the fair value of the underlying collateral. If the estimated fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for possible loan losses.


MORTGAGE SERVICING RIGHTS
The Company originates mortgage loans for sale to the secondary market, the majority of which are sold without retaining servicing rights. There are certain loans, however, that are originated and sold to a governmental agency, with servicing rights retained. The Company capitalizes the rights to service these originated mortgage loans at the time of sale. The capitalized cost of loan servicing  rights  is  amortized  in  proportion  to,  and over the  period  of, estimated net future servicing revenue. Mortgage servicing rights are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on one or more predominant risk characteristics of the underlying loans including loan type, interest rate, term and geographic location, if applicable. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is evaluated based on the present value of estimated future cash flows using a discount rate commensurate with the risk associated with that pool, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.


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


PREMISES AND EQUIPMENT
Premises and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets ranging from three to ten years for equipment, forty to fifty years for premises, and the related lease terms for leasehold improvements. Additions to premises are capitalized. Maintenance and repairs are charged to expense as incurred.

In 1998, the Company made a change in its accounting estimate for the estimated useful lives of certain premises by increasing these lives from forty years to either forty-five or fifty years. This change in estimate was made as a result of management's assessment of the actual lives of similar structures in and around the communities served by the Banks. The effect of this change in estimate for the year ended December 31, 1998 was an increase in income before income taxes and net income of approximately $155,000 and $95,000, respectively. The effect of this change in estimate on both basic and diluted earnings per share for the same period was an increase of approximately $0.01 per share.


OTHER REAL ESTATE OWNED
Other real estate owned is comprised of real estate acquired in partial or full satisfaction of loans and is included in other assets at the lower of cost or fair market value less estimated selling costs. When the property is acquired through foreclosure, any excess of the related loan balance over the adjusted fair market value less expected selling costs, is charged against the allowance for possible loan losses. Subsequent write-downs or gains and losses upon sale, if any, are charged to other non-interest expense.


INTANGIBLE ASSETS
Goodwill, representing the cost in excess of the fair value of net assets acquired, is primarily amortized on a straight-line basis over a period of fifteen years. The Company periodically evaluates the carrying value and remaining amortization period of intangible assets and other long-lived assets for impairment, and adjusts the carrying amounts, as appropriate. Deferred organizational costs consist primarily of professional fees and other start-up costs and are being amortized over five years.


TRUST PREFERRED SECURITIES OFFERING COSTS
In connection with the Company's offering of 9.00% Cumulative Trust Preferred Securities ("Trust Preferred Securities"), approximately $1.4 million of offering costs were incurred, including underwriting fees, legal and professional fees, and other costs. These costs are included in other assets and are being amortized over a ten year period as an adjustment of interest expense using a method that approximates the effective interest method. See Note 10 for further information about the Trust Preferred Securities.


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

Prior to the Reorganization on September 1, 1996, Lake Forest Bank, Hinsdale Bank, Libertyville Bank, North Shore Bank, and FIFC and their respective holding companies each filed separate consolidated Federal and state income tax returns. Tax benefits attributable to losses are recognized and allocated to the extent that such losses can be utilized in the consolidated return.

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


CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, Wintrust considers all cash on hand, cash items in the process of collection, non-interest bearing amounts due from correspondent banks and federal funds sold to be cash equivalents.


EARNINGS PER SHARE
In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 supersedes APB Opinion 15, "Earnings Per Share," and specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of this entity.


STOCK OPTION PLANS
The Company follows the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), rather than the recognition provisions of SFAS No. 123, as allowed by the statement. The Company will continue to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized by the Company for its stock option plans. Further disclosures are presented in Note 13.


RECENT ACCOUNTING PRONOUNCEMENTS
In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", to address concerns over the practice of reporting elements of comprehensive income directly in equity. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The statement does not require a specific format for that financial statement but requires a company to display an amount representing total comprehensive income for the period in that financial statement. SFAS No. 130 is effective for both interim and annual financial statements for periods beginning after December 15, 1997 and comparative financial statements for earlier periods must be reclassified to reflect the provisions of this statement. The Company is disclosing comprehensive income in the Consolidated Statements of Changes in Shareholders' Equity.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 was issued in response to requests from financial statement users for additional and improved segment information. The statement requires a variety of disclosures to better explain and reconcile segment data so that a user of the financial statements can better understand the information and its limitations within the context of the consolidated financial statements. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In 1998, the initial year of application, comparable information for earlier years will be restated, unless it is impracticable to do so. SFAS No. 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application shall be reported in financial statements for interim periods in the second year of application. See Note 21 for segment information disclosures.

In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP requires companies to capitalize certain costs incurred in connection with internal-use software projects. The SOP is effective for fiscal years beginning after December 15, 1998, with early adoption permitted. The Company elected early adoption of this new SOP as of January 1, 1998 and capitalized certain salary costs related to the configuration and installation of new software and the modification of existing software that provided additional functionality. These costs will be amortized over a three year period.

In April  1998,  AcSEC  issued  SOP 98-5,  "Reporting  on the Costs of  Start-up
Activities", which requires that the unamortized portion of previously capitalized start-up costs be written-off as a cumulative effect of a change in accounting principle. Subsequent to adoption of SOP 98-5, start-up and organization costs must be expensed as incurred. In the first quarter of 1999, in accordance with SOP 98-5, the Company will expense the remaining unamortized portion of previously capitalized deferred organizational costs, which totaled $199,000 as of December 31, 1998, and expense future start-up costs as incurred.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes, for the first time, comprehensive accounting and reporting standards for derivative instruments and hedging activities. This new standard requires that all derivative instruments be recorded in the statement of condition at fair value. The recording of the gain or loss due to changes in fair value could either be reported in earnings or as other comprehensive income in the statement of shareholders' equity, depending on the type of instrument and whether or not it is considered a hedge. This standard is effective for the Company as of January 1, 2000. The Company has not yet determined the impact this new statement may have on its future financial condition, its results of operations, or its liquidity.

(2)  SECURITIES
The following tables present carrying amounts and gross unrealized gains and losses for the securities held-to-maturity and available-for-sale at December 31, 1998 and 1997 (in thousands). These tables are by contractual maturity which may differ from actual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

======================================================================
                                            DECEMBER 31, 1998
                                --------------------------------------
                                               GROSS    GROSS
                                AMORTIZED UNREALIZED UNREALIZED FAIR
                                     COST     GAINS   LOSSES   VALUE
                                --------------------------------------
Held-to-maturity:
   U.S. Treasury - due
     in one year or less            $   5,000      1      -    5,001
                                --------------------------------------
Available-for-sale:
   U.S. Treasury - due in
     one year or less                   5,650     14      -    5,664
   Federal agencies - due
     in one year or less               48,375      3     (9)  48,369
   Federal agencies - due
     in five to ten years               6,321      -      -    6,321
   Municipal securities -
     due in one year or less              309      -      -      309
   Municipal securities -
     due in one to five years             195      -      -      195
   Corporate notes and other  -
     due in one year or less          135,667      1    (33) 135,635
   Corporate notes and other   -
     due in one to five years           6,498      8    (39)   6,467
   Federal Reserve Bank
        and Federal Home Loan
        Bank stock                      6,159     -       -    6,159
                                --------------------------------------

   Total securities
     available-for-sale               209,174     26    (81) 209,119
                                --------------------------------------
   Total securities                 $ 214,174     27    (81) 214,120
======================================================================


======================================================================
                                            DECEMBER 31, 1997
                                --------------------------------------
                                               GROSS    GROSS
                                AMORTIZED UNREALIZED UNREALIZED FAIR
                                     COST     GAINS   LOSSES   VALUE
                                --------------------------------------
Held-to-maturity:
   U.S. Treasury - due
     in one to five years           $   5,001    -      (37)   4,964
                                --------------------------------------
Available-for-sale:
   U.S. Treasury - due in
     one year or less                   2,988     30      -    3,018
   U.S. Treasury - due in
     one  to five years                 1,001      9      -    1,010
   Federal agencies - due in
     one year or less                  11,156     47     (2)  11,201
   Corporate notes - due in
     one  year or less                 78,707      -     (1)  78,706
   Corporate notes - due in
     one  to five years                 4,046     17    (17)   4,046
   Federal Reserve Bank
        and Federal Home Loan
        Bank stock                      3,953     -       -    3,953
                                --------------------------------------

   Total securities
     available-for-sale               101,851    103    (20) 101,934
                                --------------------------------------

   Total securities                 $ 106,852    103    (57) 106,898
======================================================================

During 1998, there were no sales of available-for-sale securities. In 1997 and 1996, Wintrust had gross realized gains on sales of available-for-sale securities of $111,000 and $18,000, respectively. Wintrust had no realized losses on sales of securities in 1997 or 1996. Proceeds from sales of available-for-sale securities during 1997 and 1996 were $420,000 and $498,000, respectively. At December 31, 1998 and 1997, securities having a carrying value of $104,874,000 and $77,983,000, respectively, were pledged as collateral for public deposits and trust deposits.

(3)  LOANS
A  summary  of  the  loan  portfolio,   including   commercial  lease  financing
receivables, at December 31, 1998 and 1997 is as follows (in thousands):

                                            1998         1997
                                        ------------------------
Commercial and commercial real estate   $ 366,229       235,483
Premium finance                           183,165       131,952
Indirect auto                             210,137       139,296
Home equity                               111,537       116,147
Residential real estate                    91,525        61,611
Installment and other                      34,650        32,153
                                        ------------------------
   Total loans                            997,243       716,642
Less: Unearned income                       5,181         4,011
                                        ------------------------

Total loans, net of unearned income     $ 992,062       712,631
================================================================

Residential mortgage loans held for sale totaled $18,031,000 and $9,552,000 at December 31, 1998 and 1997, respectively.

Certain officers and directors of Wintrust and its subsidiaries and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans, totaling $19,791,000 and $9,213,000 at December 31, 1998 and 1997, respectively, were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers.

(4)ALLOWANCE FOR POSSIBLE LOAN LOSSES
A summary of the allowance for possible loan losses for years ending December 31, 1998, 1997 and 1996 is as follows (in thousands):

================================================================
                                      1998      1997      1996
                                    ----------------------------
Allowance at beginning of year      $ 5,116     3,636     2,763
Provision                             4,297     3,404     1,935
Charge-offs-continuing operations    (2,737)   (1,874)     (520)
Charge-offs-discontinued operations       -      (241)     (583)
Recoveries                              358       191        41
                                    ----------------------------
Allowance at end of year            $ 7,034     5,116     3,636
================================================================


The provision for possible loan losses is charged to operations, and recognized loan losses (recoveries) are charged (credited) to the allowance. At December 31, 1998, 1997 and 1996, non-accrual loans totaled $3,137,000, $2,440,000 and
$1,686,000, respectively.

At December 31, 1998, 1997, and 1996 loans that were considered to be impaired totaled $1,714,000, $1,139,000 and $1,444,000, respectively. At December 31,
1998, one impaired loan totaling $285,000 had an allocated specific allowance for loan losses of approximately $125,000. There was no specific allowance for loan losses allocated for impaired loans as of December 31, 1997 or 1996. The average balance of impaired loans during 1998, 1997 and 1996 was approximately $4,167,000, $990,000 and $1,322,000, respectively. During 1998, interest income recognized on impaired loans totaled approximately $155,000. In 1997 and 1996, this amount was insignificant. Management evaluated the value of the impaired loans primarily by using the fair value of the collateral. During 1998, the effect of non-performiing loans reduced interest income by approximately $197,000. During 1997 and 1996, this effect was insignificant.


(5)  MORTGAGE SERVICING RIGHTS
The remaining principal balance of mortgage loans serviced for others, which are not included in the Consolidated Statements of Condition, totaled $82.1 million and $53.2 million at December 31, 1998 and 1997, respectively. The following is a summary of the changes in mortgage servicing rights (in thousands):

=============================================================
                                     Year ended December 31,
                                 ----------------------------
                                       1998         1997
                                 ----------------------------

Balance at beginning of year        $   313         123
Servicing rights capitalized            577         226
Amortization of servicing rights       (175)        (36)
Valuation allowance                       -           -
                                 ----------------------------
Balance at end of year              $   715         313
=============================================================


(6)  SERVICED RECEIVABLES AND SECURITIZATION FACILITY
Prior to the Reorganization on September 1, 1996, FIFC premium finance loan originations were sold and serviced pursuant to a securitization facility established in February 1995. During 1997, this securitization facility was discontinued and all remaining deferred costs associated with the facility were expensed. Accordingly, the Company had no loans serviced for others by FIFC at December 31, 1998 or 1997. Subsequent to the Reorganization, FIFC loan originations began to be sold to the

Banks and consequently remain as an asset of the Company.


(7)  PREMISES AND EQUIPMENT, NET
A summary of premises and equipment at December 31, 1998 and 1997 is as follows (in thousands):

=============================================================
                                       1998         1997
                                 ----------------------------
Land                               $   9,607         8,751
Buildings and improvements            35,251        25,570

Furniture and equipment               12,802        10,306
Equipment under leasing contracts        473         -
Construction in progress               6,638         4,784
                                 ----------------------------
                                      64,771        49,411
Less accumulated depreciation
   and amortization                    7,807         5,205
                                 ----------------------------
Premises and equipment, net         $ 56,964        44,206
=============================================================


(8)  TIME DEPOSITS
Certificates of deposit in amounts of $100,000 or more approximated $346,046,000 and $233,590,000, respectively, at December 31, 1998 and 1997. Interest expense related to these deposits approximated $13,999,000, $10,954,000 and $4,270,000 for the years ended December 31, 1998, 1997 and 1996, respectively.


(9)  NOTES PAYABLE
The notes payable balance of $20.4 million at December 31, 1997 represented the balance on a revolving credit line agreement ("Agreement") with an unaffiliated bank. Effective September 1, 1996, the Company entered into the $25 million Agreement, which charged interest at a floating rate equal to, at the Company's option, either the lender's prime rate or the London Inter-Bank Offered Rate (LIBOR) plus 1.50%. Effective September 1, 1997, this Agreement was increased to $30 million and the maturity date was extended to September 1, 1998. Additionally, effective September 1, 1997, the interest rate associated with the Agreement was reduced to bear interest at a floating rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus 1.25%. Effective September 1, 1998, this Agreement was increased to $40 million and the maturity date was extended to September 1, 1999. In October 1998, the Company paid-off the remaining outstanding balance with proceeds from the $31.05 million Trust Preferred Securities offering, as more fully explained in Note 10. The Agreement is secured by the stock of all Banks, except Crystal Lake Bank, and contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. This Agreement may be utilized, as needed, to provide capital to fund continued growth at its existing bank subsidiaries, expansion of its trust and investment activities, possible acquisitions of other financial institutions and other general corporate matters.


(10) LONG-TERM DEBT - TRUST PREFERRED SECURITIES
In 1998, the Company raised $31.05 million of Trust Preferred Securities. These proceeds were used mainly to pay-off the remaining revolving credit line balance, as discussed in Note 9. The Trust Preferred Securities offering has increased the Company's regulatory capital under Federal Reserve guidelines. Interest expense on the Trust Preferred Securities is also deductible for income tax purposes.

Wintrust Capital Trust I ("WCT"), a statutory business trust and wholly-owned subsidiary of the Company that was formed solely for the purpose of the above mentioned offering, issued a total of 1,242,000 Trust Preferred Securities, including the over-allotment, at a price of $25 per security, which totaled $31,050,000. These securities represent preferred undivided beneficial interests in the assets of WCT. WCT has also issued $960,000 of common securities, all of which are owned by the Company. The assets of WCT consist solely of 9.00% Subordinated Debentures issued by the Company to WCT in the aggregate principal amount of $32,010,000. Holders of the Trust Preferred Securities are entitled to receive preferential cumulative cash distributions at the annual rate of 9.00%, accumulating from September 29, 1998, and payable quarterly in arrears on the last day of each quarter, the first payment of which occured on December 31, 1998. Subject to certain limitations, the Company has the right to defer payment of interest at any time, or from time to time, for a period not to exceed 20 consecutive quarters. The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Subordinated Debentures mature on September 30, 2028, which may be shortened at the discretion of the Company to a date not earlier than September 30, 2003, or extended to a date not later than September 30, 2047, in each case if certain conditions are met, and only after the Company has obtained Federal Reserve approval, if then required under applicable guidelines or regulations.

The Company has guaranteed the payment of distributions and payments upon liquidation or redemption of the Trust Preferred Securities, in each case to the extent of funds held by WCT. The Company and WCT believe that, taken together, the obligations of the Company under the guarantee, the subordinated debentures, and other related agreements provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of WCT under the Trust Preferred Securities.


(11)  LEASE EXPENSE AND OBLIGATIONS
Gross rental expense for all operating leases was $922,000, $798,000 and $659,000, in 1998, 1997 and 1996, respectively. Gross rental income related to the Company's buildings totaled $390,000, $289,000 and $244,000 in 1998, 1997 and 1996. In 1998, the Company also recorded equipment lease income of approximately $55,000. Minimum gross rental commitments, primarily for office space, and future minimum gross rental income and equipment lease income as of December 31, 1998 for all noncancelable leases are as follows (in thousands):

=============================================================
                                FUTURE     FUTURE   FUTURE
                                 MINIMUM  MINIMUM  MINIMUM
                                 GROSS      GROSS  EQUIPMENT
                                RENTAL     RENTAL    LEASE
                              COMMITMENTS  INCOME   INCOME
                              -------------------------------
1999                          $    740       125       102
2000                               627        71       102
2001                               511        29       102
2002                               518        26       103
2003                               455        18        52
2004 and thereafter              3,447        54         -
                              -------------------------------
Total minimum future amounts   $ 6,298       323       461
=============================================================


(12)  INCOME TAXES
For the year ended December 31, 1998, Wintrust had $571,000 of current Federal income tax expense and no current state income tax. For the years ended December 31, 1997 and 1996, Wintrust had no current Federal or state income tax expense. In 1998, 1997 and 1996, the Company recorded net deferred Federal tax benefits of approximately $2.3 million, $2.9 million, and $524,000, respectively, and net deferred state tax (expense) benefits of approximately ($271,000), $890,000 and $786,000, respectively. During 1998 and 1997, such amounts exclude approximately $78,000 and $316,000 of Federal tax benefits and $17,000 and $67,000 of state tax benefits, respectively, that were recorded directly to shareholder's equity related to the exercise of certain common stock options.

Income taxes for 1998, 1997 and 1996 differ from the expected tax expense for those years (computed by applying the applicable statutory U.S. Federal income tax rate of 34% to income before income taxes) as follows (in thousands):

===========================================================================
                                                  YEAR ENDED DECEMBER 31,
                                            -------------------------------
                                                 1998      1997      1996
                                            -------------------------------
Computed "expected" income
   tax expense (benefit)                      $ 1,601       360      (776)
Increase (decrease) in tax resulting from:
   Change in the beginning-of-the-year
     balance of the valuation allowance
     for deferred tax assets                   (3,357)   (4,204)     (853)
   Merger costs                                     -         -       305
   Other, net                                     220        56        14
                                            -------------------------------
Income tax benefit                            $(1,536)   (3,788)   (1,310)

===========================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 and 1997 are presented below (in thousands):

===========================================================================
                                                    1998         1997
                                            -------------------------------
Deferred tax assets:
   Allowance for possible loan losses$           $ 2,405         1,475
   Start-up costs                                     65           133
   Federal net operating loss carryforward         6,985         9,072
   State net operating loss carryforward           1,390         1,867
   Deferred compensation                             170            89
   Other, net                                        169           162
                                            -------------------------------
Total gross deferred tax assets                   11,184        12,798
Valuation allowance                                  806         4,163
                                            -------------------------------
Total deferred tax assets                         10,378         8,635
---------------------------------------------------------------------------

Deferred tax liabilities:
   Premises and equipment, due to
     differences in depreciation                     125           483
   Deferred loan fees                              1,034           189
   Accrual to cash adjustment                        711         1,023
   Other, net                                        640         1,082
                                            -------------------------------
Total gross deferred tax liabilities               2,510         2,777
                                            -------------------------------
Net deferred tax assets                          $ 7,868         5,858
===========================================================================


During 1996, 1997 and 1998, management determined that a valuation allowance should be established for a portion of the deferred tax asset based on management's assessment regarding realization of such deferred tax assets considering the profitability attained by the Company and its operating subsidiaries during each of the years and future earnings estimates. Management believes that realization of the recorded net deferred tax asset is more likely than not.

At December 31, 1998, Wintrust and its subsidiaries had Federal net operating losses of approximately $20.5 million and state net operating losses of approximately $19.4 million. Such amounts are available for carryforward to offset future taxable income and expire in 2000-2010. Utilization of the net operating losses are subject to certain statutory limitations. Additionally, the federal net operating losses of the predecessor companies prior to the Reorganization are only available to be utilized by the respective companies that generated the losses.


(13) EMPLOYEE BENEFIT AND STOCK PLANS
Prior to May 22, 1997, Wintrust and the holding companies of Lake Forest Bank, Hinsdale Bank, Libertyville Bank and FIFC maintained various stock option and rights plans ("Predecessor Plans") which provided options to purchase shares of Wintrust's common stock at the fair market value of the stock on the date the option was granted. The Predecessor Plans permitted the grant of incentive stock options, nonqualified stock options, rights and restricted stock. Collectively, the Predecessor Plans covered substantially all employees of Wintrust.

Effective May 22, 1997, the Company's shareholders approved the Wintrust Financial Corporation 1997 Stock Incentive Plan ("Plan"). The Plan amended, restated, continued and combined all of the Predecessor Plans implemented previously by the Company or its subsidiaries, including shares covered under the Company's Stock Rights Plan. The Plan provides that the total number of shares of Common Stock as to which awards may be granted may not exceed 1,937,359 shares, which number of shares includes 1,777,359 shares of Common Stock which had already been reserved for issuance under the Predecessor Plans. The incentive and nonqualified options expire at such time as the Compensation Committee shall determine at the time of grant, however, in no case shall they be exercisable later than ten years after the grant.

A summary of the aggregate activity of the Plans for 1998, 1997 and 1996 is as follows:

=====================================================================
                              Common       Range of  Weighted Average
                              Shares    Strike Prices  Strike Price
                            -----------------------------------------
Outstanding at
   December 31, 1995          906,365  $  5.80-$21.13    $  8.85
Granted                       309,573  $ 11.37-$15.25    $ 13.75
Exercised                      13,690  $  6.31-$ 9.69    $  8.27
Forfeited or canceled          52,924  $  6.31-$21.13    $ 10.81
                            -----------------------------------------
Outstanding at
   December 31, 1996        1,149,324  $  5.80-$21.13    $ 10.10
Granted                       350,671          $18.00    $ 18.00
Reclassification of stock
   rights to stock options    103,236  $  7.75-$11.62    $  7.84
Exercised                     117,575  $  5.80-$16.23    $  7.72
Forfeited or canceled          26,568  $  5.80-$21.13    $ 15.85
                            -----------------------------------------
Outstanding at
   December 31, 1997        1,459,088  $  5.80-$21.13    $ 11.90
Granted                       150,400  $ 17.88-$21.75    $ 18.71
Exercised                      31,423  $  5.80-$14.53    $  8.30
Forfeited or canceled          53,081  $  9.30-$19.86    $ 16.25
                            -----------------------------------------
Outstanding at
   December 31, 1998        1,524,984  $  5.80-$21.75    $ 12.49
=====================================================================

At December 31, 1998, 1997 and 1996, the weighted-average remaining contractual life of outstanding options was 6.6 years, 7.4 years and 7.0 years, respectively. Additionally, at December 31, 1998, 1997 and 1996, the number of options exercisable was 887,514, 809,520 and 659,627, respectively, and the weighted-average per share exercise price of those options was $9.38, $9.08 and $8.62, respectively. Expiration dates for the options range from June 19, 2000 to October 29, 2008.

The following table presents certain information about the outstanding options and the currently exercisable options as of December 31, 1998:

=====================================================================  ================================
                           Options Outstanding                            Options Currently Exercisable
---------------------------------------------------------------------  --------------------------------
                                        Weighted          Weighted                           Weighted
  Range of                               Average           Average                            Average
  Exercise              Number          Exercise          Remaining          Number          Exercise
   Prices              of Shares          Price             Term            of Shares          Price
---------------------------------------------------------------------  --------------------------------

$  5.80-$ 6.31          213,944          $ 6.22           2.73 years         213,944          $ 6.22
$  7.24-$ 8.48          280,595          $ 7.91           5.29 years         280,595          $ 7.91
$  9.30-$12.42          306,905          $10.73           6.38 years         234,624          $10.54
$ 12.43-$17.88          264,939          $14.37           7.59 years         142,224          $13.87
$ 18.00-$18.00          364,124          $18.00           8.94 years           3,850          $18.00
$ 18.44-$21.75           94,477          $19.57           8.39 years          12,277          $21.13
---------------------------------------------------------------------  --------------------------------
$  5.80-$21.75        1,524,984          $12.49           6.61 years         887,514          $ 9.38
=======================================================================================================

The Company applies APB No. 25, and related Interpretations, in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the date of grant for awards under the stock option plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (dollars in thousands):


===============================================================
                                     Year Ended December 31,
                                   ----------------------------
                                      1998      1997      1996
                                   ----------------------------

Net income (loss)
                As reported        $ 6,245     4,846     (973)
                  Pro forma          5,295     4,261   (1,455)

Earnings (loss) per share-Basic
                As reported        $  0.77     0.62     (0.16)
                  Pro forma           0.65     0.55     (0.24)

Earnings (loss) per share-Diluted
                As reported        $  0.74     0.60     (0.16)
                  Pro forma           0.62     0.53     (0.24)
===============================================================

The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the years ended December 31, 1998, 1997 and 1996, respectively: dividend yield of 0% for each period; expected volatility of 24.2% for 1998, 22.5% for 1997 and 20.0% for 1996; risk free rate of return of 5.3% for 1998, 6.4% for 1997 and 1996; and, expected life of 7.5 years for 1998, 8 years for 1997 and 10 years for 1996. The per share weighted average fair value of stock options granted during 1998, 1997 and 1996 was $7.54, $8.10 and $7.02, respectively.

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans ("401(k) Plans"). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary reductions at their direction, limited to $10,000 in 1998 and $9,500 in earlier years. Employer contributions to the 401(k) Plans are made at the employer's discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company's expense for the employer contributions to the 401(k) Plans was approximately $52,000, $41,000 and $38,000 in 1998, 1997 and 1996, respectively.

Effective May 22, 1997, the Company's shareholders approved the Wintrust Financial Corporation Employee Stock Purchase Plan ("SPP"). The SPP is designed to encourage greater stock ownership among employees thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock. The Company has reserved 250,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be newly issued shares of the Company and, in accordance with the SPP, the purchase price of the shares of Common Stock may not be lower than the lessor of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the last date for the offering period. For the first offering period, which began during the fourth quarter of 1998, the Company's Board of Directors authorized a purchase price calculation at 90% of fair market value. The first offering period will conclude on March 31, 1999 and, accordingly, no shares were issued to participant accounts during 1998. The Company plans to continue to periodically offer Common Stock through this SPP subsequent to March 31, 1999.

The Company does not currently offer other postretirement benefits such as health care or other pension plans.


(14) REGULATORY MATTERS
Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. During 1998, Lake Forest Bank paid cash dividends of $8.25 million to Wintrust. No cash dividends were paid to Wintrust by the Banks during the years ended December 31, 1997 and 1996. As of January 1, 1999, the Banks had approximately $3.9 million available to be paid as dividends to Wintrust, subject to certain capital limitations.

The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 1998 and 1997, reserve balances of approximately $8,171,000 and $5,765,000, respectively, were required.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 leverage capital (as defined) to average quarterly assets (as defined). Management believes, as of December 31, 1998 and 1997, that the Company and the Banks met all minimum capital adequacy requirements.

As of December 31, 1998 and 1997, the most recent notification from the Banks' primary federal regulators categorized the Banks as either well capitalized or adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since the most recent notification that management believes would materially affect the Banks' regulatory capital categories. The Company's and the Banks' actual capital amounts and ratios as of December 31, 1998 and 1997 are presented in the following tables (dollars in thousands).

==========================================================
                                       To Be Adequately
                                        Capitalized by
                      Actual         Regulatory Definition
                ------------------------------------------
                 Amount     Ratio      Amount       Ratio
                ------------------------------------------

DECEMBER 31, 1998:
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated   $111,811      9.7%     $92,390        8.0%
Lake Forest      30,347      8.8       27,575        8.0
Hinsdale         21,163      8.3       20,469        8.0
North Shore      23,760      9.1       20,937        8.0
Libertyville     14,691      8.8       13,295        8.0
Barrington       11,328     10.9        8,343        8.0
Crystal Lake      6,028     12.4        3,882        8.0
----------------------------------------------------------
TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated   $ 98,303      8.5%     $46,195        4.0%
Lake Forest      28,404      8.2       13,788        4.0
Hinsdale         19,546      7.6       10,234        4.0
North Shore      22,148      8.5       10,469        4.0
Libertyville     13,775      8.3        6,648        4.0
Barrington       10,734     10.3        4,171        4.0
Crystal Lake      5,677     11.7        1,941        4.0
----------------------------------------------------------
TIER 1 CAPITAL (TO AVERAGE QUARTERLY ASSETS):
Consolidated   $ 98,303      7.5%     $52,344        4.0%
Lake Forest      28,404      7.0       16,331        4.0
Hinsdale         19,546      7.2       10,878        4.0
North Shore      22,148      7.6       11,578        4.0
Libertyville     13,775      7.5        7,363        4.0
Barrington       10,734      9.5        4,527        4.0
Crystal Lake      5,677     12.0        1,888        4.0
==========================================================
DECEMBER 31, 1997:
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated   $ 72,107      9.4%     $61,336        8.0%
Lake Forest      23,098      8.9       20,821        8.0
Hinsdale         16,082      8.2       15,711        8.0
North Shore      20,902     10.3       16,114        8.0
Libertyville     11,668     11.6        8,075        8.0
Barrington        6,587     12.5        4,207        8.0
----------------------------------------------------------
TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated   $ 66,991      8.7%     $30,668        4.0%
Lake Forest      21,378      8.2       10,411        4.0
Hinsdale         14,784      7.5        7,856        4.0
North Shore      19,822      9.8        8,057        4.0
Libertyville     11,078     11.0        4,038        4.0
Barrington        6,258     11.9        2,104        4.0
----------------------------------------------------------
Tier 1 Capital (to Average Quarterly Assets):
Consolidated   $ 66,991      6.6%     $40,354        4.0%
Lake Forest      21,378      6.2       13,861        4.0
Hinsdale         14,785      6.9        8,585        4.0
North Shore      19,822      7.7       10,287        4.0
Libertyville     11,078      9.3        4,783        4.0
Barrington        6,258     10.0        2,515        4.0
==========================================================

The ratios required for the Banks to be "well capitalized" by regulatory definition are 10.0%, 6.0%, and 5.0% for the Total Capital-to-Risk Weighted Assets, Tier 1 Capital-to-Risk Weighted Assets and Tier 1 Capital-to-Average Quarterly Assets ratios, respectively.

Crystal Lake Bank, which was "well capitalized" in all capital categories, is not presented above as of December 31, 1997 as that Bank's ratios on that date were not meaningful, as it opened during the last few weeks of 1997.


(15) COMMITMENTS AND CONTINGENCIES The Company has outstanding, at any time, a number of commitments to extend credit to its customers. These commitments include revolving home line and other credit agreements, term loan commitments and standby letters of credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to extend credit at December 31, 1998 and 1997 were $334.9 million and $239.1 million, respectively. Standby letters of credit amounts were $10.0 million and $5.3 million at December 31, 1998 and 1997, respectively.

In the ordinary course of business, there are legal proceedings pending against the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.


(16) DERIVATIVE FINANCIAL INSTRUMENT
In August 1998, the Company entered into a $100 million notional amount interest rate cap agreement that matures on December 3, 1999. As part of the Company's management of interest rate risk, the cap was purchased to hedge the risk of rising interest rates on certain of the Company's floating rate deposit products and fixed rate loan products. This cap provides for the receipt of payments when the 91 day Treasury bill rate exceeds 5.25%, and is determined on a monthly basis. The purchase price of the cap totaled $220,000 and is being amortized over the term of the agreement as an adjustment to net interest income.


(17) FAIR VALUE OF FINANCIAL INSTRUMENTS
Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of Wintrust's financial instruments at December 31, 1998 and 1997 (in thousands).


==========================================================================================================================
                                                                      At December 31, 1998           At December 31, 1997
                                                                  --------------------------------------------------------
                                                                   Carrying           Fair          Carrying        Fair
                                                                     Value            Value           Value         Value
                                                                  --------------------------------------------------------
Financial assets:
   Cash and demand balances from banks                            $  33,924          33,924         32,158         32,158
   Federal funds sold                                                18,539          18,539         60,836         60,836
   Interest-bearing deposits with banks                               7,863           7,863         85,100         85,100
   Held-to-Maturity securities                                        5,000           5,001          5,001          4,964
   Available-for-Sale securities                                    209,119         209,119        101,934        101,934
   Loans, net of unearned income                                    992,062         999,312        712,631        718,079
   Accrued interest receivable                                        6,989           6,989          4,792          4,792



Financial liabilities:
   Non-maturity deposits                                            543,524         543,524        392,478        392,478
   Deposits with stated maturities                                  685,630         691,850        525,223        527,263
   Short-term borrowings and notes payable                                -               -         55,895         55,895
   Long-term borrowings-trust preferred securities                   31,050          32,059              -              -
   Accrued interest payable                                           1,827           1,827          1,770          1,770

Off-balance sheet derivative contract:
   Interest rate cap agreement-positive value                           151              20              -              -
==========================================================================================================================

Cash and demand balances from banks and Federal funds sold: The carrying value of cash and demand balances from banks approximates fair value due to the short maturity of those instruments.

Interest-bearing deposits with banks and securities: Fair values of these instruments are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable assets.

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

Short-term borrowings: The carrying value of short-term borrowings approximate fair value due to the relatively short period of time to maturity or repricing.

Long-term borrowings: The fair value of long-term borrowings, which consists entirely of Trust Preferred Securities, was determined based on the quoted market price as of the last business day of the year.

Interest rate cap agreement: The carrying value of the interest rate cap agreement represents the remaining unamortized cost of the contract. The fair value is based on the quoted market price as of the last business day of the year.

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


(18) WARRANTS TO ACQUIRE COMMON STOCK
The Company has issued warrants to acquire common stock. The warrants entitle the holder to purchase one share of the Company's common stock at purchase prices ranging from $14.85 to $15.00 per share. There were 155,433 outstanding warrants to acquire common stock at December 31, 1998 and 1997, respectively, with expiration dates ranging from December 2002 through November 2005.


(19) BUSINESS COMBINATION On September 1, 1996, Wintrust Financial Corporation (formerly known as North Shore Community Bancorp, Inc.) issued approximately 5.3 million shares of common stock and approximately 122,000 warrants to acquire common stock in exchange for all outstanding common stock and warrants, if applicable, of Lake Forest Bancorp, Inc., Hinsdale Bancorp, Inc., Libertyville Bancorp, Inc. and Crabtree Capital Corporation based upon exchange ratios approved by shareholders of each of the companies. The combination was accounted for under the pooling of interests method.

The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below (in thousands).

==========================================================
                                           Eight Mo. ended
                                           Aug. 31, 1996
                                           ---------------
Net interest income:
   Lake Forest Bancorp, Inc.                 $  3,648
   Hinsdale Bancorp, Inc.                       2,380
   North Shore Comm. Bancorp, Inc.              2,140
   Libertyville Bancorp, Inc.                     875
   Crabtree Capital Corporation                   366
                                           ---------------
     Consolidated                            $  9,409
----------------------------------------------------------

Other non-interest income:
   Lake Forest Bancorp, Inc.                 $    726
   Hinsdale Bancorp, Inc.                         507
   North Shore Comm. Bancorp, Inc.                429
   Libertyville Bancorp, Inc.                     132
   Crabtree Capital Corporation                 3,352
                                           ---------------
     Consolidated                            $  5,146
----------------------------------------------------------

Net income (loss):
   Lake Forest Bancorp, Inc.                 $    545
   Hinsdale Bancorp, Inc.                          29
   North Shore Comm. Bancorp, Inc.               (901)
   Libertyville Bancorp, Inc.                    (862)
   Crabtree Capital Corporation                  (727)
                                           ---------------
     Consolidated                            $ (1,916)
=========================================================

(20) ACQUISITION On October 24, 1996, the Board of Directors approved the acquisition of Wolfhoya Investments, Inc. ("Wolfhoya"), a company organized prior to the reorganization of the Company (see Note 19) by certain directors and executive officers of the Company for purposes of organizing a de novo bank in Barrington, Illinois. Also, on October 24, 1996, an Agreement and Plan of Merger by and between Wintrust Financial Corporation and Wolfhoya Investments, Inc. was executed. The Company issued an aggregate of 87,556 shares of Common Stock to complete the acquisition which was accounted for under the purchase method and, accordingly, the results of operations are included in the Consolidated Statements of Operations from the date of acquisition. In addition, there were outstanding common stock warrants and stock options of Wolfhoya that, as a result of the transaction, converted by their terms into Warrants to purchase 16,838 shares and Options to purchase 68,534 shares of Common Stock of the Company, all at the adjusted exercise price of $14.85 per share. As part of the transaction, the Company assumed approximately $502,000 of Wolfhoya's outstanding debt which amount was refinanced under the Company's revolving line of credit. Barrington Bank, the de novo bank which Wolfhoya began organizing, opened for business on December 19, 1996.


(21)  SEGMENT INFORMATION
The Company's operations consist of four primary segments: banking, premium finance, indirect auto, and trust. Through its six bank subsidiaries located in several affluent suburban Chicago communities, the Company provides traditional community banking products and services to individuals and businesses such as accepting deposits, advancing loans, administering ATMs, maintaining safe deposit boxes, and providing other related services. The premium finance operations consist of financing the payment of commercial insurance premiums, on a national basis, through FIFC. All loans originated by FIFC are currently being sold to the Company's bank subsidiaries and are retained in each of their loan portfolios. The indirect auto segment is operated from one of the Company's bank subsidiaries and is in the business of providing high quality new and used auto loans through a large network of auto dealerships within the Chicago metropolitan area. All loans originated by this segment are currently retained within the Company's bank subsidiary loan portfolios. The trust segment is operated through the Company's newest subsidiary, WAMC, which was formed in September 1998 to offer trust and investment management services at each of the Company's banks. In addition to offering these services to existing customers of the banks, WAMC will be targeting newly affluent individuals and small to mid-size businesses whose needs command personalized attention by experienced trust professionals. Prior to the formation of WAMC, trust services were provided through a department of the Lake Forest Bank.

Each of the four reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, each segment's customer base has varying characteristics. The banking and indirect auto segments also have a different regulatory environment than the premium finance and trust segments. While the Company's chief decision makers monitor each of the six bank subsidiaries' operations and profitability separately, these subsidiaries have been aggregated into one reportable operating segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.

The segment financial information provided in the following tables has been derived from the internal profitability reporting system used by management and the chief decision makers to monitor and manage the financial performance of the Company. The accounting policies of the segments are generally the same as those described in the Summary of Significant Accounting Policies in Note 1 to the Consolidated Financial Statements. The Company evaluates segment performance based on after-tax profit or loss and other appropriate profitability measures common to each segment. Certain indirect expenses have been allocated based on actual volume measurements and other criteria, as appropriate. Intersegment revenue and transfers are generally accounted for at current market prices. The other category reflects parent company information.

The following is a summary of certain operating information for reportable segments (in thousands):

                                 YEARS ENDED DECEMBER 31,
                             -----------------------------
                                 1998      1997      1996
                             -----------------------------
NET INTEREST INCOME:
Banking                      $  34,245    25,537    14,611
Premium finance                  9,714     7,359       554
Indirect auto                    5,595     3,610     2,279
Trust                              359       182       134
Intersegment eliminations      (11,168)   (8,963)   (2,316)
Other                           (1,981)     (953)     (380)
                             -----------------------------
   Total                     $  36,764    26,772    14,882
----------------------------------------------------------

NON-INTEREST INCOME:
Banking                      $   7,700     3,745     2,400
Premium finance                      -       147     4,406
Indirect auto                        2         1         2
Trust                              788       626       522
Intersegment eliminations         (418)      425       202
Other                                3         -        -
                             -----------------------------
   Total                     $   8,075     4,944    7,532
----------------------------------------------------------

PROVISION FOR POSSIBLE LOAN LOSSES (NON-CASH ITEM):
Banking                      $   4,403     2,474     1,693
Premium finance                    401     1,058       142
Indirect auto                      855       446       220
Trust                                -         -         -
Intersegment eliminations       (1,362)     (574)     (120)
                             -----------------------------
   Total                     $   4,297     3,404     1,935
----------------------------------------------------------

DEPRECIATION AND AMORTIZATION (NON-CASH ITEM):
Banking                      $   2,457     1,968     1,799
Premium finance                    284       288       279
Indirect auto                       30        23        18
Trust                               48        22        20
Intersegment eliminations          (62)      (45)      (38)
Other                              195       138        26
                             -----------------------------
   Total                     $   2,952     2,394     2,104
----------------------------------------------------------

INCOME TAX EXPENSE (BENEFIT):
Banking                      $   3,046       880      (417)
Premium finance                  1,276       236      (210)
Indirect auto                    1,168       773       481
Trust                             (114)      149       110
Intersegment eliminations       (5,424)   (4,912)   (1,018)
Other                           (1,488)     (914)     (257)
                             -----------------------------
   Total                     $  (1,536)   (3,788)   (1,310)
----------------------------------------------------------

SEGMENT PROFIT (LOSS):
Banking                      $   5,131     4,112      (917)
Premium finance                  2,022       373      (332)
Indirect auto                    1,850     1,225       762
Trust                             (189)      237       175
Intersegment eliminations          (99)     (114)      (19)
Other                           (2,470)     (987)     (642)
                             -----------------------------
   Total                     $   6,245     4,846      (973)
----------------------------------------------------------

EXPENDITURES FOR ADDITIONS TO PREMISES AND EQUIPMENT:
Banking                      $  14,644    12,827     7,351
Premium finance                    500     3,221       574
Indirect auto                       33        28        68
Trust                               72        12        80
Intersegment eliminations          (33)      (40)     (148)
Other                              243        15         -
                             -----------------------------
   Total                     $  15,459    16,063     7,925
----------------------------------------------------------


                                         At December 31,
                               -----------------------------
                                       1998         1997
                               -----------------------------
Segment Assets:
Banking                         $  1,377,641     1,067,966
Premium finance                      234,779       168,986
Indirect auto                        219,232       144,265
Trust                                  2,886           385
Intersegment eliminations           (491,795)     (332,316)
Other                                  5,305         4,114
                               -----------------------------
   Total                         $  1,348,048    1,053,400
------------------------------------------------------------

The premium finance and indirect auto segment information shown in the above tables was derived from their internal profitability reports, which assumes that all loans originated and sold to the Banking segment are retained within the segment that originated the loans. All related loan interest income, allocations for interest expense, provisions for possible loan losses and allocations for other expenses are included in the premium finance and indirect auto segments. The banking segment information also includes all amounts related to these loans, as these loans are retained within the Banks' loan portfolios. Accordingly, the intersegment eliminations shown in the above tables includes adjustments necessary for each category to agree with the related consolidated financial amounts. The intersegment eliminations amount reflected in the Income Tax Expense (Benefit) category also includes the recognition of income tax benefits from the realization of previously unvalued tax loss benefits.

(22) CONDENSED PARENT COMPANY FINANCIAL
       STATEMENTS

============================================================
Condensed Balance Sheet
(in thousands):
                                                        December 31,
                                                 -----------------------
                                                      1998        1997
                                                 -----------------------
ASSETS
Cash                                             $    2,312         854
Investment in subsidiaries                          102,634      85,235
Other assets                                          2,993       3,259
                                                 -----------------------
Total assets                                     $  107,939      89,348
------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities                                $      724         156
Notes payable                                             -      20,402
Long-term debt-trust preferred  securities           32,010           -
Shareholders' equity                                 75,205      68,790
                                                 -----------------------
Total liabilities and shareholders' equity        $ 107,939      89,348
------------------------------------------------------------------------


========================================================================
CONDENSED STATEMENTS OF OPERATIONS
(in thousands):
                                           Years Ended December 31,
                                        --------------------------------
                                           1998      1997      1996
                                        --------------------------------
INCOME
Dividends from subsidiary               $  8,250         -         -
Interest income                                -         -         3
Other income                                   3         -         -
                                        --------------------------------
Total income                               8,253         -         3
                                        --------------------------------

EXPENSES
Interest expense                           1,981       953       383
Salaries and employee benefits             1,095       333       107
Merger costs                                   -         -       173
Other expenses                               724       477       213
Amortization of goodwill and
   organizational costs                      161       138        26
                                        --------------------------------
Total expenses                             3,961     1,901       902
                                        --------------------------------
Income (loss) before income taxes
   and equity in undistributed net
   income (loss) of subsidiaries           4,292    (1,901)     (899)
Income tax benefit                        (1,488)     (914)     (257)
                                        --------------------------------
Income (loss) before equity in
   undistributed net income
   (loss) of subsidiaries                  5,780      (987)     (642)
Equity in undistributed net
   income (loss) of subsidiaries             465     5,833      (331)
                                        --------------------------------

Net income (loss)                       $  6,245     4,846      (973)
========================================================================



========================================================================
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands):
                                              Years Ended December 31,
                                        --------------------------------
                                            1998      1997     1996
                                        --------------------------------
OPERATING ACTIVITIES:
Net income (loss)                       $  6,245     4,846     (973)
Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
   Amortization of goodwill and
     organizational costs                    161       138       26
   Deferred income taxes                     519      (914)    (257)
   (Increase) decrease in other assets      (416)       95       64
   Increase (decrease) in other liabilities  568      (111)     267
   Equity in undistributed net (income)
     loss of subsidiaries                   (465)   (5,833)     331
                                        --------------------------------
Net cash provided by (used for)
   operating activities                    6,612    (1,779)    (542)
                                        --------------------------------

INVESTING ACTIVITIES:
   Capital infusions to subsidiaries     (17,026)  (17,850) (23,272)
   Purchase of Wolfhoya Investments,
     Inc., net of cash acquired                -         -     (318)
                                        --------------------------------
Net cash used for investing activities   (17,026)  (17,850) (23,590)
                                        --------------------------------

FINANCING ACTIVITIES:
   Increase (decrease) in short-term
     borrowings, net                     (20,402)   (1,655)  22,057
   Proceeds from long-term debt           32,010         -        -
   Common stock issuance, net                  -    20,326    1,858
   Common stock issued upon
     exercise of stock options               264       964        -
   Repurchase of common stock                  -         -      (48)
   Advances from (to) subsidiaries             -       785     (785)
                                        --------------------------------
Net cash provided by financing
   activities                             11,872    20,420   23,082
                                        --------------------------------

Net increase (decrease) in cash            1,458       791   (1,050)
Cash at beginning of year                    854        63    1,113
                                        --------------------------------
Cash at end of year                     $  2,312       854       63
========================================================================

(23)  EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per common share for 1998, 1997, and 1996 (in thousands, except per share data):

===================================================================
                                            1998     1997     1996
                                     ------------------------------

Net income (loss)                       (A)$6,245    4,846    (973)
                                     ------------------------------

Average common shares outstanding       (B) 8,142    7,755    6,134
Effect of dilutive common shares              353      331        -
                                     ------------------------------
Weighted average common shares and
   effect of dilutive common shares     (C) 8,495    8,086    6,134
                                     ------------------------------

Net income (loss) per average
   common share - Basic               (A/B)$ 0.77     0.62   (0.16)
Net income (loss) per average
   common share - Diluted             (A/C)$ 0.74     0.60   (0.16)
===================================================================

The effect of dilutive common shares outstanding results from stock options and stock warrants being treated as if they had been exercised and are computed by application of the treasury stock method. No dilutive common shares were assumed to be outstanding for the year ended December 31, 1996 as accounting standards require that the computation of earnings per share shall not give effect to dilutive common shares for any period in which their inclusion would have the effect of decreasing the loss per share amount otherwise computed.


(24)  QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

The following is a summary in thousands of dollars, except for per common share data, of quarterly financial information for the years ended December 31, 1998 and 1997:

===========================================================================================================================
                                                     1998 QUARTERS                                 1997 QUARTERS
                                     --------------------------------------------------------------------------------------
                                        FIRST      SECOND     THIRD   FOURTH         FIRST      SECOND   THIRD     FOURTH
                                     --------------------------------------------------------------------------------------
Interest income                      $  19,900     21,447     22,941   23,691        13,078     15,381    17,746    18,906
Interest expense                        11,896     12,537     13,068   13,714         7,826      8,592    10,406    11,515
                                     --------------------------------------------------------------------------------------
Net interest income                      8,004      8,910      9,873    9,977         5,252      6,789     7,340     7,391

Provision for possible loan losses       1,267      1,073        971      986           679        875       958       892
                                     --------------------------------------------------------------------------------------
Net interest income after provision
  for possible loan losses               6,737      7,837      8,902    8,991         4,573      5,914     6,382     6,499

Non-interest income, excluding
  securities gains, net                  1,683      1,989      2,009    2,394         1,592        928     1,102     1,211
Securities gains, net                        -          -          -        -             -          -         -       111
Non-interest expense (1)                 7,932      9,467      8,639    9,795         6,354      6,424     6,946     7,530
                                     --------------------------------------------------------------------------------------
Income (loss) before income taxes          488        359      2,272    1,590          (189)       418       538       291

Income tax expense (benefit)              (554)      (604)       118     (496)         (918)      (708)     (773)   (1,389)
                                     --------------------------------------------------------------------------------------

Net income                           $   1,042        963      2,154    2,086           729      1,126     1,311     1,680
                                     --------------------------------------------------------------------------------------

Net income per common
     share - Basic                   $     0.13       0.12      0.26     0.26          0.11       0.14      0.16      0.21

Net income per common
     share - Diluted                 $     0.12       0.11      0.25     0.25          0.10       0.13      0.15      0.20
===========================================================================================================================

(1) During the second quarter of 1998, the Company recorded a non-recurring $1.0 million pre-tax charge related to severance amounts due to the Company's former Chairman and Chief Executive Officer and certain related legal fees.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Wintrust Financial Corporation:

We have audited the accompanying consolidated statements of condition of Wintrust Financial Corporation and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wintrust Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Chicago, Illinois
March 19, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and Selected Financial Highlights appearing elsewhere within this report. This discussion contains forward-looking statements that involve risks and uncertainties and, as such, future results could differ significantly from management's current expectations. See the last section of this discussion for further information on forward-looking statements.


GENERAL
The  Company's  operating  profitability  depends  on its net  interest  income, provision for possible loan losses, non-interest income and non-interest expense. Net interest income is the difference between the income the Company receives on its loan and investment portfolios and its cost of funds, which consists of interest paid on deposits, short-term borrowings, notes payable and trust preferred securities. The provision for possible loan losses reflects the cost of credit risk in the Company's loan portfolio. Non-interest income consists of fees on mortgage loans sold, trust fees, service charges on deposit accounts, loan servicing fees, gains on sales of premium finance receivables and other miscellaneous fees and income. Non-interest expense includes salaries and employee benefits as well as occupancy, equipment, data processing, advertising and marketing, professional fees, other expenses and, in 1996, certain non-recurring merger-related expenses.

Net interest income is dependent on the amounts and yields of interest-earning assets as compared to the amounts and rates on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company's asset/liability management actions. The provision for loan losses is dependent on increases in the loan portfolio, management's assessment of the collectibility of the loan portfolio, net loans charged-off, as well as economic and market factors. Fees on mortgage loans sold relate to the Company's practice of originating long-term fixed-rate mortgage loans for sale into the secondary market in order to satisfy customer demand for such loans while avoiding the interest-rate risk associated with holding long-term fixed-rate mortgage loans in the Banks' portfolios. These fees are highly dependent on the mortgage interest rate environment and the volume of real estate transactions and mortgage refinancing activity. The Company earns trust fees for managing and administering trust and investment accounts for individuals and businesses. Gains on sales of loans and loan servicing fees relate principally to FIFC's past practice of selling its originated commercial insurance premium finance loans into the secondary market through a securitization facility. Since the fourth quarter of 1996, it has been the Company's practice to retain premium finance loans in the Banks' loan portfolios, resulting in higher net interest income, reduced gains on sale of insurance premium finance loans and diminished loan servicing fee income. Miscellaneous fees and income include gains on the sale of securities and income generated from other ancillary banking services. Non-interest expenses are heavily influenced by the growth of operations, with additional employees necessary to staff new banks, branch facilities and trust expansion, higher levels of occupancy and equipment expense, as well as advertising and marketing expenses necessary to promote the growth. The increase in the number of account relationships directly affects such expenses as data processing costs, supplies, postage and other miscellaneous expenses.


OVERVIEW AND STRATEGY Wintrust's operating subsidiaries were organized within the last eight years, with an average life of its six subsidiary banks of less than four years. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. Because of the rapid growth, the historical financial performance of the Banks and FIFC has been affected by costs associated with growing market share in deposits and loans, establishing new de novo banks, opening new branch facilities, and building an experienced management team. The Company's financial performance over the past several years generally reflects improving profitability of the Banks, as they mature, offset by the significant costs of opening new banks and branch facilities. The Company's experience has been that is generally takes 13-24 months for new banking offices to first achieve operational profitability. Similarly, management currently expects a start-up phase for WAMC of a few years before its operations become profitable.

The nature of the Company's de novo bank strategy has led to, and will likely continue to lead to, differences in earnings patterns as compared to other established community banking organizations. The Company's net interest margin is low compared to industry standards for the following reasons. First, as de novo banking institutions, Wintrust's subsidiary banks have been aggressive in providing competitive loan and deposit interest rates to the communities that they serve in order to develop significant market share. In addition, newer de novo banks typically have lower loan-to-deposit ratios than more established banks, as core loan growth is slower to develop in new markets than deposit growth. Finally, the Company has maintained a relatively shorter term, and therefore lower-yielding, security portfolio, in order to facilitate loan demand as it emerges, maintain excess liquidity in the event deposit levels fluctuate and because the interest rate environment has provided little incentive to invest funds in longer term securities.

Similarly, as the Company has experienced rapid balance sheet growth over the past several years, it has also experienced higher overhead levels in relation to its average assets, when compared to peer industry levels, reflecting the necessary start-up investment in human resources and facilities to organize additional de novo banks and open new branch facilities. The net overhead ratio has improved from 2.60% in 1997 to 2.36% in 1998. While the ratio shows an improving trend, the Company's objective is to ultimately reduce the net overhead ratio to a range of 1.50% to 2.00% of average assets. The Company's more mature banks have met the overhead goals established by the Company. Net overhead ratios by bank subsidiaries are as follows:

============================================================
                                                     NET
                                                  OVERHEAD
BANK                            ESTABLISHED         RATIO
------------------------------------------------------------

Lake Forest Bank                   12/91             1.24%
Hinsdale Bank                      10/93             1.88%
North Shore Bank                    9/94             1.79%
Libertyville Bank                  10/95             1.78%
Barrington Bank                    12/96             2.72%
Crystal Lake Bank                  12/97             5.71%
============================================================


The Company expects that as its existing Banks continue to mature, the organizational and start-up expenses associated with future de novo banks and new branch facilities will not have as significant an impact on the Company's net overhead ratio.

While committed to a continuing growth strategy, management's current focus is to balance further asset growth with earnings growth by seeking to more fully leverage the existing capacity within each of the Banks and FIFC. One aspect of this strategy is to continue to pursue specialized earning asset niches, and to shift the mix of earning assets to higher-yielding loans. In addition to Lake Forest Bank's July 1998 acquisition of a small business engaged in medical and municipal equipment leasing, the Company may pursue acquisitions of other specialty finance businesses that generate assets that are suitable for bank investment and/or secondary market sales. To further balance growth with increased earnings, management will continue to focus on less aggressive deposit pricing at the more mature Banks that have more established customer bases.

With the formation of WAMC, the Company intends to expand the trust and investment management services that have already been provided during the past several years through the trust department of the Lake Forest Bank. With a separately chartered trust subsidiary, the Company is now able to offer trust and investment management services to all communities served by Wintrust banks, which management believes are some of the best trust markets in Illinois. In addition to offering these services to existing bank customers at each of the Banks, the Company believes WAMC can successfully compete for trust business by targeting small to mid-size businesses and newly affluent individuals whose needs command the personalized attention that will be offered by WAMC's experienced trust professionals. During the fourth quarter of 1998, WAMC added experienced trust professionals at North Shore Bank, Hinsdale Bank and Barrington Bank. As in the past, a full complement of trust professionals will continue to operate from offices at the Lake Forest Bank. Services offered by WAMC typically will include traditional trust products and services, as well as investment management, financial planning and 401(k) management services.

Similar to starting a de novo bank, the introduction of expanded trust services is expected to cause relatively high overhead levels when compared to initial fee income generated by WAMC. The overhead will consist primarily of the salaries and benefits of experienced trust professionals. Management anticipates that WAMC will be successful in attracting trust business over the next few years, to a level that trust fees absorb the overhead of WAMC at that time.

DE NOVO BANK FORMATION AND BRANCH OPENING ACTIVITY
The following table illustrates the progression of Bank and branch openings that have impacted the Company's growth and results of operations since inception.

   MONTH            YEAR                  BANK                       LOCATION                        TYPE OF FACILITY

December            1998              Lake Forest Bank           Lake Forest, Illinois             Branch
October             1998              Libertyville Bank          Libertyville, Illinois            Branch
September           1998              Crystal Lake Bank          Crystal Lake, Illinois            New permanent facility
May                 1998              North Shore Bank           Glencoe, Illinois                 Drive-up/walk-up
April               1998              North Shore Bank           Wilmette, Illinois                Walk-up
December            1997              Crystal Lake Bank          Crystal Lake, Illinois            Bank
November            1997              Hinsdale Bank              Western Springs, Illinois (2)     Branch
February            1997              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
December            1996              Barrington  Bank           Barrington, Illinois              Bank
August              1996              Hinsdale Bank              Clarendon Hills, Illinois (1)     Branch
May                 1996              North Shore Bank           Winnetka, Illinois                Branch
November            1995              North Shore Bank           Wilmette, Illinois                Drive-up/walk-up
October             1995              Hinsdale Bank              Hinsdale, Illinois                Drive-up/walk-up
October             1995              Libertyville Bank          Libertyville, Illinois            Bank
October             1995              Libertyville  Bank         Libertyville, Illinois            Drive-up/walk-up
October             1995              North Shore Bank           Glencoe, Illinois                 Branch
May                 1995              Lake Forest Bank           West Lake Forest, Illinois        Branch
December            1994              Lake Forest Bank           Lake Bluff, Illinois              Branch
September           1994              North Shore Bank           Wilmette, Illinois                Bank
April               1994              Lake Forest Bank           Lake Forest, Illinois             New permanent facilities
October             1993              Hinsdale Bank              Hinsdale, Illinois                Bank
April               1993              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
December            1991              Lake Forest Bank           Lake Forest, Illinois             Bank
------------------------

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

AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE, AND INTEREST RATE YIELDS AND COSTS
The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 1998, 1997, and 1996. The yields and costs include loan origination fees and certain direct origination costs which are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected, to the extent it is not applied to principal. Such amounts are not material to net interest income or net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. Net interest income and the related net interest margin have been adjusted to reflect tax-exempt income, such as interest on municipal securities and loans, on a taxable equivalent basis. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

====================================================================================================================================
                                                         1998                            1997                           1996
                                         -------------------------------------------------------------------------------------------
                                                                AVERAGE                         AVERAGE                      AVERAGE
                                             AVERAGE             YIELD/     AVERAGE              YIELD/      AVERAGE          YIELD/
                                           BALANCE(1)  INTEREST   COST    BALANCE(1)  INTEREST    COST     BALANCE(1) INTEREST  COST
                                         -------------------------------------------------------------------------------------------
ASSETS
Interest bearing deposits with banks     $     40,094 $  2,283     5.69%  $  32,319  $  1,764     5.46%   $  28,382 $  1,588   5.60%
Federal funds sold                             43,784    2,327     5.31      63,889     3,493     5.47       47,199    2,491   5.28
Securities (2)                                142,770    8,000     5.60      69,887     3,793     5.43       88,762    4,327   4.87
Loans, net of unearned income (2)             848,344   75,464     8.90     620,801    56,134     9.04      347,076   30,631   8.83
------------------------------------------------------------------------------------------------------------------------------------
     Total earning assets                   1,074,992   88,074     8.19     786,896    65,184     8.28      511,419   39,037   7.63
------------------------------------------------------------------------------------------------------------------------------------

Cash and due from
     banks - non-interest bearing              26,585                        17,966                          13,911
Allowance for possible loan losses             (5,983)                       (4,522)                         (3,247)
Premises and equipment, net                    50,681                        35,634                          26,586
Other assets                                   31,470                        22,110                          13,575
------------------------------------------------------------------------------------------------------------------------------------
     Total assets                         $ 1,177,745                      $858,084                        $562,244
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits - interest bearing:
   NOW accounts                              $ 89,963 $  2,849     3.17%  $  66,221 $   2,535     3.83%    $ 45,144 $  1,713   3.79%
   Savings and money market deposits          256,644   10,480     4.08     191,317     8,220     4.30      139,150    5,659   4.07
   Time deposits                              611,199   35,740     5.85     444,587    26,620     5.99      261,502   15,388   5.88
------------------------------------------------------------------------------------------------------------------------------------
     Total interest bearing deposits          957,806   49,069     5.12     702,125    37,375     5.32      445,796   22,760   5.11
------------------------------------------------------------------------------------------------------------------------------------

Short-term borrowings and notes payable        21,249    1,399     6.58      13,694       964     7.04       16,051    1,395   8.69
Long-term debt-trust preferred securities (3)   7,915      747     9.44           -         -        -            -        -      -
------------------------------------------------------------------------------------------------------------------------------------
     Total interest bearing liabilities       986,970   51,215     5.19     715,819    38,339     5.36      461,847   24,155   5.23
------------------------------------------------------------------------------------------------------------------------------------

Non-interest bearing deposits                 100,712                        73,280                          51,249
Other liabilities                              18,157                         7,481                           7,420
Shareholders' equity                           71,906                        61,504                          41,728
------------------------------------------------------------------------------------------------------------------------------------
     Total liabilities and
        shareholders' equity              $ 1,177,745                      $858,084                        $562,244
------------------------------------------------------------------------------------------------------------------------------------

Net interest income/spread                           $  36,859     3.00%             $ 26,845     2.92%              $14,882   2.40%
------------------------------------------------------------------------------------------------------------------------------------

Net interest margin                                                3.43%                          3.41%                        2.91%
====================================================================================================================================

(1)  Average balances were generally computed using daily balances.
(2) Interest income on tax advantaged securities and loans reflect a taxable equivalent adjustment based on a marginal federal tax rate of 34%. The total taxable equivalent adjustment reflected in the above table is $95 and $73 in 1998 and 1997, respectively.
(3) This category relates to the $31.05 million 9.00% Cumulative Trust Preferred Securities offering that was completed in October 1998. The rate of 9.44% is higher than the coupon rate of 9.00% as it reflects the amortization of offering costs, including underwriting fees, legal and professional fees, and other related costs. See Note 10 to the Consolidated Financial Statements for further information about the Trust Preferred Securities.

CHANGES IN INTEREST INCOME AND EXPENSE
The following table shows the dollar amount of changes in interest income and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate or both, for the periods indicated (in thousands):

============================================================================================================================
                                                                            YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------------------------
                                                          1998 COMPARED TO 1997                  1997 COMPARED TO 1996
                                                ----------------------------------------------------------------------------
                                                    CHANGE       CHANGE                     CHANGE       CHANGE
                                                    DUE TO       DUE TO        TOTAL        DUE TO       DUE TO      TOTAL
                                                     RATE        VOLUME       CHANGE         RATE        VOLUME     CHANGE
                                                ----------------------------------------------------------------------------
INTEREST INCOME:
Interest bearing deposits with banks             $      79          440          519          (40)          216        176
Federal funds sold                                     (95)      (1,071)      (1,166)          92           910      1,002
Securities                                             127        4,080        4,207          454          (988)      (534)
Loans                                                 (925)      20,255       19,330          771        24,732     25,503
                                                ----------------------------------------------------------------------------
   Total interest income                              (814)      23,704       22,890        1,277        24,870     26,147
                                                ----------------------------------------------------------------------------

INTEREST EXPENSE:
NOW accounts                                          (489)         803          314           16           806        822
Savings and money market deposits                     (426)       2,686        2,260          336         2,225      2,561
Time deposits                                         (637)       9,757        9,120          275        10,957     11,232
Short-term borrowings and notes payable                (66)         501          435         (259)         (172)      (431)
Long-term debt-trust preferred securities                -          747          747            -             -          -
                                                ----------------------------------------------------------------------------
   Total interest expense                           (1,618)      14,494       12,876          368        13,816     14,184
                                                ----------------------------------------------------------------------------

   Net interest income                            $    804        9,210       10,014          909        11,054     11,963
============================================================================================================================

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


ANALYSIS OF FINANCIAL CONDITION
The dynamics of community bank balance sheets is generally dependent upon the ability of management to attract additional deposit accounts to fund the growth of the institution. As several of the Company's banks are still less than four years old, the generation of new deposit relationships to gain market share and establish themselves in the community as the bank of choice is particularly important. When determining a community to establish a de novo bank, the Company generally will only enter a community where it believes the bank can gain the number one or two position in deposit market share. This is usually accomplished by initially paying higher deposit rates to gain the relationship and then by introducing the customer to the Company's unique way of providing local banking services.

Deposits. Over the past three years, the Company has experienced significant growth in both the number of accounts and the balance of deposits primarily as a result of de novo bank formations, new branch openings and strong marketing efforts. Total deposit balances increased 33.9% to $1.23 billion at December 31, 1998 as compared to $917.7 million at December 31, 1997, which increased 48.5% when compared to the balance of $618.0 million at December 31, 1996.

The following table presents deposit balances by the Banks and the relative percentage of total deposits held by each Bank at December 31 during the past three years (dollars in thousands):

============================================================================================================================
                                                   1998                         1997                          1996
                                     ---------------------------------------------------------------------------------------
                                           DEPOSIT        PERCENT        DEPOSIT       PERCENT         DEPOSIT      PERCENT
                                          BALANCES       OF TOTAL       BALANCES      OF TOTAL        BALANCES     OF TOTAL
                                     ---------------------------------------------------------------------------------------

Lake Forest Bank                     $    371,900           30%        $ 287,765         31%         $ 251,906         40%
Hinsdale Bank                             259,333           21           206,197         22            140,873         23
North Shore Bank                          270,030           22           245,184         27            153,878         25
Libertyville Bank                         171,735           14           112,658         12             67,490         11
Barrington Bank                           109,130            9            64,803          7              3,882          1
Crystal Lake Bank                          47,026            4             1,094          1                  -          -
                                     ---------------------------------------------------------------------------------------
     Total Deposits                  $  1,229,154          100%        $ 917,701        100%         $ 618,029        100%
                                     ---------------------------------------------------------------------------------------

Percentage increase from
   prior year-end                            33.9%                         48.5%                          52.4%
============================================================================================================================

Short-term borrowings and notes payable. Short-term borrowings fluctuate based on daily liquidity needs of the Banks and FIFC. In addition, prior to the October 1998 completion of the $31.05 million Trust Preferred Securities offering, as discussed in the section below, this category included the outstanding notes payable balance on a revolving credit line with an unaffiliated bank. The proceeds from the Trust Preferred Securities offering were used to pay-off the outstanding balance on this line. Accordingly, there were no notes payable as of December 31, 1998. The Company continues to maintain the $40 million revolving credit line, which is available for corporate purposes such as to provide capital to fund continued growth at existing bank subsidiaries, expansion of the new trust business, possible future acquisitions and for other general corporate matters. See Note 9 to the Consolidated Financial Statements for further discussion of the terms of this revolving credit line. At December 31, 1997, notes payable totaled $20.4 million and short-term borrowings totaled $35.5 million.

Trust preferred securities. As of December 31, 1998, this category totaled $31.05 million of 9.00% Cumulative Trust Preferred Securities, which were publicly sold in an offering that was completed on October 9, 1998. The proceeds were used to pay-off the outstanding balance on the revolving credit line, as mentioned above. The Trust Preferred Securities offering has increased the Company's regulatory capital, and will provide for the continued growth of its banking and trust franchise and for possible future acquisitions of other banks or finance related companies. The ability to treat these Trust Preferred Securities as regulatory capital under Federal Reserve guidelines, coupled with the Federal income tax deductibility of the related interest expense, provides the Company with a cost-effective form of capital. See Note 10 to the Consolidated Financial Statements for further discussion of these Trust Preferred Securities.

Total assets and earning assets. The Company's total assets were $1.35 billion at December 31, 1998, an increase of $294.6 million, or 28.0%, when compared to $1.05 billion a year earlier. Earning assets totaled $1.23 billion at December 31, 1998, an increase of $267.1 million, or 27.7%, from the balance of $965.5 million at December 31, 1997. Earning assets as a percentage of total assets dropped slightly to 91.4% as of December 31, 1998 when compared to 91.7% as of December 31, 1997. This small decline was mainly due to the unusually high prior year-end level of federal funds sold, which were funded from the increase of year-end customer repurchase agreements. The increases in total assets and earning assets since December 31, 1997 were attributable to the 33.9% increase in the Banks' deposit balances during 1998, and resulted primarily from continued market share growth at the more established banks and higher balances at the newer de novo banks. The Company had a total of 21 banking facilities at the end of 1998 compared to 17 at the end of 1997.

Loans. Strong loan growth in 1998 and an unusually high level federal funds purchased at the end of 1997, as noted earlier, resulted in loans comprising a higher proportion of earning assets at December 31, 1998 when compared to the end of 1997. Total loans, net of unearned income, comprised 80.5% of total earning assets at December 31, 1998 as compared to 73.8% at December 31, 1997. Loans, net of unearned income, totaled $992.1 million at December 31, 1998, an increase of $279.4 million, or 39.2%, since the December 31, 1997 balance of $712.6 million. The following table presents loan balances, net of unearned income, by category as of December 31, 1998 and 1997 (dollars in thousands).

==================================================================
                                        Percent            Percent
                                1998   of Total   1997    of Total
                              ------------------------------------
Commercial and
   commercial real estate     $ 366,229    37%  $ 235,483     33%
Indirect auto, net              209,983    21     138,784     19
Premium finance, net            178,138    18     128,453     18
Home equity                     111,537    11     116,147     16
Residential real estate          91,525     9      61,611      9
Other loans                      34,650     4      32,153      5
                              ------------------------------------
   Total loans, net           $ 992,062   100%  $ 712,631    100%
==================================================================

Specialty Loan Categories In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company has developed lending programs focused on specialized earning asset niches having large volumes of homogeneous assets that can be acquired for the Banks' portfolios and possibly sold in the secondary market to generate fee income. Currently, the Company's two largest loan niches function as separate operating segments and consist of the indirect auto segment and the premium finance segment. Also, in July 1998, Lake Forest Bank acquired a small operation engaged in medical and municipal equipment leasing, which is also expected to generate higher yielding assets to maintain within the bank's loan portfolio. Management continues to evaluate other specialized types of earning assets to assist in the deployment of deposit funds and to diversify the earning asset portfolio.

Indirect auto loans. The Company finances fixed rate automobile loans sourced indirectly through an established network of unaffiliated automobile dealers located throughout the Chicago metropolitan area. These indirect auto loans are secured by new and used automobiles and generally have an original maturity of 36 to 60 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with this portfolio is diversified amongst many individual borrowers. The Company utilizes credit underwriting standards that management believes results in a high quality portfolio. The Company does not currently originate any significant level of sub-prime loans, which are made to individuals with impaired credit histories at generally higher interest rates, and accordingly, with higher levels of credit risk. Management continually monitors the dealer relationships and the Banks are not dependent on any one dealer as a source of such loans. The Company began to originate these loans in mid-1995 and has consistently increased the level of outstanding loans. As of December 31, 1998, net indirect auto loans were the second largest loan category and totaled $210.0 million, an increase of $71.2 million, or 51.3%, over the prior year-end balance. The mix increase to 21% as of December 31, 1998 as compared to 19% at the end of 1997, as well as the strong growth in balances, were primarily the result of business development efforts that added new dealers to the network of auto dealer relationships.

Premium finance receivables. The Company originates commercial premium finance receivables through FIFC, who currently sell them to the Banks; however, these receivables could be funded in the future through an asset securitization facility. All premium finance receivables, however financed, are subject to the Company's stringent credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums. Prior to the September 1, 1996 Reorganization, substantially all loans were sold through an asset securitization facility. Subsequent to this date, originated premium finance loans have generally been sold to the Banks and consequently remain as an asset of the Company. For that reason and because the securitization facility was eliminated during 1997, the net balance increased from $57.5 million at the end of 1996 to $128.5 million as of December 31, 1997. As of December 31, 1998, net premium finance loans totaled $178.1 million and increased $49.7 million, or 38.7%, over the December 31, 1997 balance. This increase was mainly due to increased market penetration from new product offerings and targeted marketing programs.


Core Loan Categories
Commercial and commercial real estate loans, the largest loan category, totaled $366.2 million at December 31, 1998 and increased $130.7 million, or 55.5%, from the December 31, 1997 balance. This increase, and the higher mix to 37%, resulted mainly from the low interest rate environment, healthy economy and the hiring of additional experienced lending officers.

Total home equity loans declined slightly when comparing the December 31, 1998 balance of $111.5 million to the $116.1 million balance a year earlier, due to the large volume of home equity loans that have been refinanced into first mortgage loans over the past year as a result of low mortgage loan interest rates. Unused commitments on home equity lines of credit, however, have increased $48.3 million, or 40.2%, over the balance at December 31, 1997 and totaled $168.3 million at December 31, 1998.

Residential real estate loans totaled $91.5 million at December 31, 1998, an increase of $29.9 million, or

48.6%, from the $61.6 million balance at the end of 1997. Mortgage loans held for sale are included in this category and totaled $18.0 million and $9.6 million at December 31, 1998 and 1997, respectively. The Company collects a fee on the sale of these loans into the secondary market to avoid the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans. The $8.4 million increase in these loans was due mainly to the low mortgage interest rate environment and the related high levels of refinancing activity. The remaining $21.5 million increase in residential real estate loans is also predominantly due the low interest rate environment and mostly comprises adjustable rate mortgage loans and shorter-term fixed rate mortgage loans that are retained within the Banks' loan portfolios.

Liquidity Management Assets. Funds that are not utilized for loan originations are used to purchase short-term investment securities and money market investments, to sell as federal funds and to maintain in interest bearing deposits with banks. The balances of these assets fluctuate frequently based on deposit inflows and loan demand. As a result of anticipated significant growth in the development of de novo banks, it has been Wintrust's policy to maintain its securities portfolio in short-term, liquid, and diversified high credit quality securities at the Banks in order to facilitate the funding of quality loan demand as it emerges and to keep the Banks in a liquid condition in the event that deposit levels fluctuate. Furthermore, since short-term investment yields are generally comparable to long-term investment yields in the current interest rate environment, there is little incentive to invest in securities with extended maturities. The aggregate carrying value of these investments declined to $240.5 million at December 31, 1998 from $252.9 million at December 31, 1997, primarily due to the unusually high level of federal funds sold at the end of 1997, as discussed earlier in the Total Assets and Earning Assets section. A detail of the carrying value of the individual categories as of December 31 is set forth in the table below (in thousands).

================================================================
                                             1998          1997
                                      --------------------------
Federal funds sold                    $    18,539        60,836
Interest bearing deposits with banks        7,863        85,100
Securities                                214,119       106,935
----------------------------------------------------------------
Total liquidity management assets     $   240,521       252,871
================================================================

CONSOLIDATED RESULTS OF OPERATIONS Comparison of Results of Operations for the Years Ended December 31, 1998 and December 31, 1997 Overview of the Company's profitability characteristics. The following discussion of Wintrust's results of operations requires an understanding that the Company's bank subsidiaries have all been started as new banks since December 1991 and have an average life of less than four years. The Company's premium finance company, FIFC, began limited operations in 1991 as a start-up company. The Company's new trust and investment company, WAMC, began operations in September 1998. Previously, the Company's Lake Forest Bank operated a trust department on a much smaller scale than what is anticipated for WAMC. Accordingly, Wintrust is still a young Company that has a strategy of continuing to build its customer base and securing broad product penetration in each market place that it serves. The Company has expanded its banking offices from 5 in 1994 to 21 at the end of 1998, adding four new offices in 1998 and three new offices in 1997. In addition, WAMC has hired experienced trust professionals in the last half of 1998, who are located within the banking offices of four of the six subsidiary banks. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures and existing banks become more profitable, the start-up costs associated with future bank and branch openings and other new financial services ventures will not have as significant an impact on earnings. Additionally, the Company's more mature banks have several operating ratios that are either comparable or better than peer group data, suggesting that as the banks become more established, the overall earnings level will accelerate.

Earnings summary. Net income for the year ended December 31, 1998 totaled $6.2 million and increased $1.4 million, or 28.9%, over the prior year. Net income per basic common share totaled $0.77 in 1998 versus $0.62 in 1997, an increase of $0.15 per share, or 24.2%. On a diluted basis, net income per common share totaled $0.74 in 1998 as compared to $0.60 in 1997, an increase of $0.14 per share, or 23.3%.

In the second quarter of 1998, net income was unfavorably impacted by the previously reported non-recurring $1.0 million pre-tax charge related to severance amounts due to the Company's former Chairman and Chief Executive Officer and certain related legal fees. Excluding this charge, on an after-tax basis, net income for the year ended December 31, 1998 would have been $6.9 million, or $0.81 per diluted common share, an increase of $2.0 million, or 41.5%, over 1997.

Net income for 1998 was favorably impacted by a higher earning asset base and resulted in net interest income increasing by $10.0 million over the 1997 total. Fees recognized on mortgage loans sold into the secondary market, primarily on a servicing released basis, also was a key factor for the earnings growth during 1998. These fees increased $3.2 million in 1998 when compared to the 1997 level and were mainly the result of the low mortgage interest rate environment that has created a high level of refinancing activity and fueled a healthy residential real estate market. A $8.6 million increase in total non-interest expense during 1998 as compared to 1997 offset a portion of this income growth, and was due primarily to the growth and expansion experienced by the Company during 1998, as noted earlier in this discussion.

Another significant factor that contributed to net income for both 1998 and 1997 was the recognition of income tax benefits from the realization of previously unvalued tax loss benefits. For the year ended December 31, 1998 and 1997, the Company recorded income tax benefits of $1.5 million and $3.8 million, respectively. These income tax benefits reflect management's determination that certain of the Company's subsidiaries' earnings histories and projected future earnings were sufficient to make a judgment that the realization of a portion of the net deferred tax assets not previously recognized was more likely than not to occur. See the Income Taxes section later in this discussion for further information.

Excluding the impact of income tax benefits and the second quarter 1998 $1.0 million non-recurring pre-tax charge, the Company recorded operating income of $5.7 million and $1.1 million in 1998 and 1997, respectively. This significant improvement in operating results was due to the enhanced performance of the Company's more established subsidiaries.

Net interest income. Net interest income totaled $36.8 million for the year ended December 31, 1998, an increase of $10.0, or 37.3%, when compared to 1997. This increase was primarily attributable to a 36.6% increase in average earning assets, including a 36.7% increase in average loans and a 36.5% increase in average securities and other liquidity management assets. Total average loans as a percentage of total average earning assets remained constant at 78.9% in both 1998 and 1997. The average loan to average deposit ratio also remained constant at 80.1% for both 1998 and 1997. The net interest margin slightly increased during 1998 to 3.43% as compared to 3.41% in 1997. The average earning asset yield declined to 8.19% in 1998 as compared to 8.28% in 1997, due mostly to the 14 basis point decline in the average loan yield to 8.90% in 1998. This decline was due primarily to the reductions in the prime lending rate during the last half of 1998 in addition to competitive pressures on commercial loan rates. The average prime rate during 1997 was 8.48% compared to 8.36% during 1998 and was 7.75% as of December 31, 1998. A 20 basis point decline in the cost of average interest bearing deposits to 5.12% in 1998 helped to offset the lower loan yield. This improvement was due to a general decline in rates and less aggressive deposit pricing in the markets of the more mature banks that have already established significant market share. Management's continued focus on deposit pricing at the more mature banks may result in further improvements in the net interest margin. Please refer to the previous sections of this discussion entitled "Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs" and "Changes in Interest Income and Expense" for detailed tables of information and further discussion of the components of net interest income and the impact of rate and volume changes.

Provision for possible loan losses. The provision for possible loan losses increased by $893,000 in 1998 when compared to the prior year, and totaled $4.3 million. This increase was necessary to cover higher loan charge-offs and also to maintain the allowance for possible loan losses at an appropriate level, considering the growth experienced in the loan portfolio. Management believes the allowance for possible loan losses is adequate to cover potential losses in the portfolio. There can be no assurance, however, that future losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for possible loan losses will be dependent upon the economy, changes in real estate values, interest rates, the view of regulatory agencies toward adequate reserve levels, and past due and non-performing loan levels.

Non-interest income. Total non-interest income increased $3.1 million, or 63.3%, to $8.1 million for the year ended December 31, 1998, when compared to $4.9 million in 1997.

Fees on mortgage loans sold, the largest category of non-interest income, includes income from originating and selling residential real estate loans into the secondary market. For the year ended December 31, 1998, these fees rose $3.2 million, or 137.9%, in comparison to 1997, and totaled $5.6 million. Historically low mortgage interest rates and the related high levels of refinancing activity have been the major reasons for these significant revenue increases. There can be no assurances a favorable mortgage rate environment will continue. Accordingly, future fee income on mortgage loans sold may not be at the levels experienced during 1998.

Service charges on deposit accounts continued to increase throughout 1998 when compared to the previous year, predominantly as a result of higher deposit balances and a larger number of accounts. Service charges totaled $1.1 million for the year ended December 31, 1998, an increase of $341,000, or 47.1%, over 1997. The majority of deposit service charges relate to customary fees on overdrawn accounts and returned items. The level of service charges received is substantially below peer group levels as management believes in the philosophy of providing high quality service without encumbering that service with numerous activity charges.

Trust fees totaled $788,000 for the year ended December 31, 1998, an increase of $162,000, or 25.9%, over 1997 due primarily to new business development efforts. With the September 30, 1998 start-up of WAMC, it is anticipated that additional fee income will be generated in the future from the expansion of personalized trust and investment services to each bank subsidiary. The introduction of expanded trust and investment services, however, is expected to cause relatively high overhead levels when compared to the initial fee income generated by WAMC. This overhead will consist primarily of the salaries and benefits of experienced trust professionals. It is anticipated that WAMC will be successful in attracting new business such that trust fees will increase to a level sufficient to absorb the overhead of WAMC within a few years.

Non-interest expense. For the year ended December 31, 1998, total non-interest expense was $35.8 million and increased $8.6 million, or 31.5%, over 1997. Excluding the non-recurring $1.0 million pre-tax charge recorded in the second quarter of 1998, as discussed earlier, total non-interest expense would have increased $7.6 million, or 27.8%, over 1997. The increases in non-interest expense were predominantly caused by the continued growth of the Company, as discussed in earlier sections of this analysis. For example, the late 1997 start-up of the Crystal Lake Bank added $1.7 million to total 1998 non-interest expense, and the 1998 incremental increase of non-interest expense at Barrington Bank, which began operating in December 1996, was $728,000. Since December 31, 1997, total deposits have grown 33.9% and total loan balances have risen 39.2%, requiring higher levels of staffing and other operating costs, such as occupancy, advertising and data processing, to both attract and service the larger customer base.

Despite increases in many of the non-interest expense categories, Wintrust's ratio of non-interest expense to total average assets declined from 3.18% in 1997 to 2.99% in 1998, exclusive of the previously mentioned second quarter non-recurring charge, and is comparable to the Company's peer group ratio.

Salaries and employee benefits for the year ended December 31, 1998 totaled $18.9 million, an increase of $4.7 million, or 33.4%, from the same period in 1997. Approximately $900,000 of the $1.0 million non-recurring charge mentioned earlier relates to a severance accrual and, excluding this charge, the increase over 1997 would have been $3.8 million, or 27.0%. The increase was directly caused by higher staffing levels necessary to support the growth of the Company including 1) the Crystal Lake Bank that was opened in December 1997, 2) a new full-service facility located in Western Springs that opened in November 1997,
3) two branch facilities, in Wilmette and Glencoe, that began operations in early 1998, 4) the formation of WAMC as a separate trust company, 5) the addition of the new medical and municipal equipment leasing division in July 1998, 6) additional staffing to service the larger deposit and loan portfolios and 7) normal salary increases. For the year ended December 31, 1998, salaries and employee benefits, exclusive of the non-recurring charge, as a percent of average assets was 1.53% versus 1.66% in 1997, ratios that are comparable to the Company's peer group. This ratio is better than the relevant peer group for the Company's more established banks.

Net occupancy expenses for the year ended December 31, 1998 increased $539,000, or 28.4%, to $2.4 million as compared to $1.9 million for the prior year. This increase was due primarily to the December 1997 start-up of the Crystal Lake Bank and the opening of three additional facilities, as noted earlier, during 1998.

Equipment expense, which comprises depreciation and repairs and maintenance, totaled $2.2 million for year ended December 31, 1998, a $508,000, or 29.7%, increase over the 1997 amount. This increase was mainly due to higher levels of depreciation expense related to the opening of additional facilities and other growth as discussed earlier.

Data processing expenses totaled $1.7 million for the year ended December 31, 1998, an increase of $339,000, or 25.4%, when compared to the prior year period. The increase was mainly due to the Crystal Lake Bank opening and additional transactional charges related to the larger deposit and loan portfolios, which increased, on an average basis, 36.5% and 36.7%, respectively, in 1998 when compared to the prior year.

Professional fees, which includes legal, audit and tax fees, external loan review costs and normal regulatory exam assessments, totaled $1.7 million for the year ended December 31, 1998, an increase of $311,000, or 23.2%, over 1997. This increase was primarily due to growth in the Company, legal fees related to certain non-performing loan work-outs, and approximately $100,000 in legal fees related to the non-recurring severance charge mentioned earlier.

Advertising and marketing expenses totaled $1.6 million for the year ended December 31, 1998, an increase of $303,000, or 23.1%, over 1997. Higher levels of marketing costs were necessary during 1998 to attract loans and deposits at the Crystal Lake Bank, Barrington Bank and other new branch facilities, to introduce new loan promotions at FIFC, and to announce the expansion of trust and investment services through WAMC. Management anticipates continued increases in this expense category as the Company continues to expand its customer base and market additional products and services.

Other non-interest expenses for the year ended December 31, 1998 totaled $7.3 million and increased $1.8 million, or 33.7%, over the prior year. This category includes the amortization of organizational costs and other intangible assets, loan expenses, correspondent bank service charges, insurance, postage, stationery and supplies and other sundry expenses. Included in the increase was a $600,000 operations loss at one subsidiary bank. The operational controls and systems of this bank and all other Banks have been reviewed and additional controls and procedures have been put into place, where considered necessary. Management is aggressively pursuing the recovery of this loss, however, there can be no assurances that any of this loss will be recovered. The remaining increase in this category of expenses was generally caused by the Company's expansion activities, as discussed earlier, including increased costs from the origination and servicing of a larger base of deposit and loan accounts.

Total non-interest expense as a percent of total average assets was 3.04% in 1998, an improvement from 3.18% in 1997. Controlling overhead costs is a basic philosophy of management and is closely evaluated. Management is committed to continually evaluating its operations to determine whether additional expense savings are possible without impairing the goal of providing superior customer service.

Income taxes. The Company recorded income tax benefits of $1.5 million and $3.8 million for the years ended December 31, 1998 and 1997, respectively. Prior to the September 1, 1996 merger transaction that formed Wintrust, each of the merging companies, except Lake Forest Bank, had net operating losses and, based upon the start-up nature of the organization, there was not sufficient evidence to justify the full realization of the net deferred tax assets generated by those losses. Accordingly, during 1996, certain valuation allowances were established against deferred tax assets with the combined result being that a minimal amount of Federal tax expense or benefit was recorded. As the separate entities become profitable, the recognition of previously unvalued tax loss benefits become available, subject to certain limitations, to offset tax expense generated from profitable operations. The income tax benefit recorded in 1998 and 1997 reflected management's determination that certain of the subsidiaries' earnings history and projected future earnings were sufficient to make a judgment that the realization of a portion of the net deferred tax assets not previously valued was more likely than not to occur. Full recognition of the net operating losses, for financial reporting purposes, was completed in 1998 and, as such, the Company will be fully-taxable for Federal and state income tax purposes in 1999. Please refer to Note 12 of the Consolidated Financial Statements for further discussion and analysis of the Company's tax position.


CONSOLIDATED RESULTS OF OPERATIONS
Comparison of Results of Operations for the Years Ended December 31, 1997 and December 31, 1996
Earnings Summary. For the year ended December 31, 1997, the Company's net income increased $5.8 million over the prior year. Specifically, the Company recorded net income of $4.8 million in 1997 compared to a net loss of $973,000 for the year ended December 31, 1996. The 1997 net income represents diluted earnings per share of $0.60 for the year compared to a loss per share of $0.16 for 1996.

The three primary  positive  factors that added to the increase in earnings were
(1) a greater earning asset base coupled with an improved net interest margin resulted in an increase in net interest income of $11.9 million; (2) the increase in the realization of certain income tax net operating losses produced net tax benefits of $2.5 million in excess of tax benefits recognized during 1996; and (3) the 1996 results of operations contained $891,000 of expenses from the Company's September 1996 reorganization transaction whereas 1997 contained no such expenses. The negative factors affecting earnings were (1) an increased provision for possible loan losses primarily due to the growth in the loan portfolio; (2) a decrease in the level of non-interest income of approximately $2.6 million as the Company discontinued the sale of premium finance loans through a securitization facility in favor of maintaining the loans in its own portfolio as a means to increase interest income; and (3) an increase of approximately 25% in non-interest expenses, excluding the merger related costs, to support the 49.2% increase in the asset size of the Company.

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

Provision for possible loan losses. The provision for possible loan losses increased to $3.4 million in 1997, from $1.9 million in the prior year due to the increases in the loan portfolio and to replenish the allowance for possible loan losses for the $1.9 million of net loan charge-offs during 1997.

Non-interest income. Total non-interest income decreased approximately $2.6 million, or 34.4%, to $4.9 million for the year ended December 31, 1997, as compared to $7.5 million in 1996.

The Company recorded no gains on the sale of premium finance receivables during 1997 compared to approximately $3.1 million for the year ended December 31, 1996. The elimination of gains on the sale of premium finance receivables occurred because all receivables originated were retained by the Company during 1997; thereby eliminating any gain from sales to the previously maintained securitization facility. By retaining all premium finance receivables, the Company was able to eliminate borrowing expense associated with the commercial paper issued to fund the securitization facility and increase interest income by maintaining the receivables on the balance sheet of the Company. Thus, despite a $3.1 million decline in this income category, the Company's net interest income improved during 1997.

Loan servicing fees decreased from $1.4 million for the year ended December 31, 1996 to $248,000 for the year ended December 31, 1997, primarily due to a decrease in the amount of average managed insurance premium finance receivables in the 1997 period. During the fourth quarter of 1996, subsequent to the merger of FIFC and the Banks, the majority of insurance premium finance receivables originated were retained by the Company; thereby eliminating any servicing revenue on newly originated loans. Because the term of premium finance loans is usually less than one year, the average managed insurance premium loans declined rapidly and related servicing fees similarly declined. Early in the third quarter of 1997, the Company no longer serviced premium finance receivables for others; however, the Company continues to service a residential real estate portfolio for the Federal National Mortgage Association.

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

Net occupancy expenses increased to $1.9 million for the year ended December 31, 1997, from $1.6 million for the year ended December 31, 1996, due primarily to the addition of three additional facilities during 1997 and the inclusion of occupancy costs for Barrington Bank for a full year.

Equipment expense totaled $1.7 million for the year ended December 31, 1997, an increase of $400,000, or 30.5%, as compared to the same period in 1996. This increase was primarily due to higher levels of depreciation expense related to the increased number of facilities and general growth of the Company.

For the year ended December 31, 1997, data processing expenses increased by $323,000, or 31.9%, compared to the same period of 1996, as a result of the increase of average outstanding deposit and loan balances of approximately 48.5% and 44.7%, respectively.

Professional fees totaled $1.3 million for the year ended December 31, 1997 as compared to $906,000 in the prior year period, an increase of $437,000, or 48.2%. This increase was mainly due to a higher level of non-performing loans in 1997 and general growth of the Company.

Advertising and marketing expenses increased to $1.3 million for the year ended December 31, 1997, compared to $1.1 million for the same period of 1996, primarily due to increased marketing costs to promote the Company's additional banking locations.

Non-recurring merger-related expenses were $891,000 during 1996. The Reorganization resulted in various legal expenses, accounting and tax related expenses, printing, Securities and Exchange Commission filing expenses, and other applicable expenses. No such expenses were incurred during 1997 because the merger was consummated in 1996.

Other non-interest expenses increased by $1.1 million, or 25.7%, to $5.5 million for the year ended December 31, 1997, from $4.3 million for the year ended December 31, 1996, primarily due to the higher volume of accounts outstanding at the Banks. Despite the increases in the various non-interest expense categories during 1997, the Company was successful in reducing its ratio of total non-interest expenses to total average assets to 3.18% in 1997, compared to 3.89% in 1996, excluding the non-recurring merger-related expenses.

Income taxes. The Company recorded an income tax benefit of $3.8 million during 1997, whereas an income tax benefit of approximately $1.3 million was recorded in 1996. Prior to completion of the Reorganization on September 1, 1996, each of the merging companies except Lake Forest Bank had net operating losses and, based upon the start-up nature of the organization, there was not sufficient evidence to justify the full realization of the net deferred tax assets generated by those losses. Accordingly, a valuation allowance was established against a portion of the deferred tax assets with the combined result being that some Federal tax benefit was recorded.


OPERATING SEGMENT RESULTS
As described in Note 21 to the Consolidated Financial Statements, the Company's operations consist of four primary segments: banking, premium finance, indirect auto, and trust. The Company's profitability is primarily dependent on the net interest income, provision for possible loan losses, non-interest income and operating expenses of its banking segment. The net interest income of the banking segment includes income and related interest costs from portfolio loans that were purchased from the premium finance and indirect auto segments. For purposes of internal segment profitability analysis, management reviews the results of its premium finance and indirect auto segments as if all loans originated and sold to the banking segment were retained within that segment's operations.

The banking segment's net interest income for the year ended December 31, 1998 totaled $34.2 million as compared to $25.5 million for the same period in 1997, an increase of $8.7 million, or 34.1%. The increase in net interest income for 1997 when compared to the total of $14.6 million in 1996 was $10.9 million, or 74.8%. These increases were the direct result of the growth in earning assets, as discussed in the Consolidated Results of Operations section. The banking segment's non-interest income totaled $7.7 million in 1998, an increase of $4.0 million, or 105.6%, over the total of $3.7 million in 1997, which increased $1.3 million, or 56.0%, as compared to the total of $2.4 million in 1996. These increases were primarily the result of higher levels of fees from the sale of residential mortgage loans and general growth of the Company, as more fully explained in the Consolidated Results of Operations section of this discussion. The banking segment's net after-tax profit totaled $5.1 million for the year ended December 31, 1998, an increase of $1.0 million, or 24.8%, as compared to the 1997 total of $4.1 million. The total segment profit in 1997 increased $5.0 million over the $917,000 segment loss that was recorded in 1996. These after-tax segment profit increases were mainly the result of the continued maturation and related profitability improvements of the more established de novo bank subsidiaries.

Net interest income for the premium finance segment totaled $9.7 million for the year ended December 31, 1998 and increased $2.4 million, or 32.0%, over the $7.4 million in 1997 due to higher levels of premium finance receivables as a result of increased market penetration from new product offerings and targeted marketing programs. For the year ended December 31, 1996, the premium finance segment had only $554,000 of net interest income, as prior to September 30, 1996, all loan originations were sold into the secondary market through a securitization facility, which resulted in non-interest income that totaled $4.4 million for the year. Net after-tax profit of the premium finance segment totaled $2.0 million for the year ended December 31, 1998, as compared to $373,000 in 1997 and a $332,000 segment loss in 1996. The improvement in profitability during 1998 was due mainly to the combination of higher loan volumes and the implementation of additional collection procedures and upgraded systems.

Net interest income for the indirect auto segment totaled $5.6 million in 1998, a $2.0 million, or 55.0%, increase over 1997 as a result of a 49.6% increase in average outstanding loans. Total net interest income of $3.6 million in 1997 increased $1.3 million, or 58.4%, over the 1996 total of $2.3 million, due to higher average outstanding loans. The indirect auto segment after-tax profit totaled $1.8 million for the year ended December 31, 1998, an increase of $625,000, or 51.0%, over the 1997 total of $1.2 million. In 1997, after-tax segment profit increased $463,000, or 60.8%, over the 1996 total of $762,000. These increases were due to growth in the Chicago area automobile dealer network, which resulted in a higher level of average outstanding loans.

As mentioned earlier, the trust segment relates to the operations of WAMC, a trust and investment subsidiary that began operations on September 30, 1998. Trust segment results prior to WAMC relate to the operations of the trust department of Lake Forest Bank and, accordingly, certain expenses of the bank were allocated as indirect costs to the trust segment. In addition to trust and investment management fees that are recorded as non-interest income, and in connection with internal profitability analysis, the trust segment includes net interest income related to certain trust account balances that are maintained with the Lake Forest Bank. This net interest income totaled $359,000 for 1998 as compared to $182,000 in 1997 and $134,000 in 1996. Trust fee income totaled $788,000 in 1998 as compared to $626,000 in 1997, an increase of $162,000, or
25.9%, due mainly to new business development efforts. The increase in 1997 when compared to the 1996 total of $522,000 was $104,000, or 19.9%. The trust segment after-tax loss totaled $189,000 for the year ended December 31, 1998 as compared to a profit of $237,000 and $175,000 for the same periods in 1997 and 1996, respectively. The loss in 1998 was due to the start-up of WAMC and the related salary and employee benefit costs of hiring experienced trust professionals. See the Overview and Strategy section of this discussion for further explanation of the trust segment expansion through WAMC.


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

Interest rate risk arises when the maturity or repricing periods and interest rate indices of the interest earning assets, interest bearing liabilities, and off-balance sheet financial instruments are different, creating a risk that changes in the level of market interest rates will result in disproportionate changes in the value of, and the net earnings generated from, the Company's interest earning assets, interest bearing liabilities and off-balance sheet financial instruments. The Company continuously monitors not only the organization's current net interest margin, but also the historical trends of these margins. In addition, management attempts to identify potential adverse swings in net interest income in future years, as a result of interest rate movements, by performing computerized simulation analysis of potential interest rate environments. If a potential adverse swing in net interest margin and/or net income are identified, management then would take appropriate actions with its asset-liability structure to counter these potential adverse situations. Please refer to earlier sections of this discussion and analysis for further discussion of the net interest margin.

As the Company's primary source of interest bearing liabilities is customer deposits, the Company's ability to manage the types and terms of such deposits may be somewhat limited by customer preferences and local competition in the market areas in which the Company operates. The rates, term and interest rate indices of the Company's interest earning assets result primarily from the Company's strategy of investing in loans and short-term securities that permit the Company to limit its exposure to interest rate risk, together with credit risk, while at the same time achieving a positive interest rate spread.

The Company's exposure to interest rate risk is reviewed on a regular basis by management and the boards of directors of the individual subsidiaries and the Company. The objective is to measure the effect on net income and to adjust balance sheet and off-balance sheet instruments to minimize the inherent risk while at the same time maximize income. Tools used by management include a standard gap report and a rate simulation model whereby changes in net income are measured in the event of various changes in interest rate indices. An institution with more assets than liabilities repricing over a given time frame is considered asset sensitive and will generally benefit from rising rates and conversely, a higher level of repricing liabilities versus assets would be beneficial in a declining rate environment. The following table illustrates the Company's estimated interest rate sensitivity and periodic and cumulative gap positions as of December 31, 1998 (dollars in thousands).


                                                                            TIME TO MATURITY OR REPRICING
                                                    ------------------------------------------------------------------------
                                                        0-90           91-365          1-5           Over 5
                                                        Days            Days           Years          Years         Total
                                                    ------------------------------------------------------------------------

Rate sensitive assets (RSA)                         $  677,217        254,522         225,627        190,682     1,348,048

Rate sensitive liabilities (RSL)                       749,271        247,634          89,251        261,892     1,348,048

Cumulative gap (GAP = RSA - RSL)                       (72,054)       (65,166)         71,210

Cumulative RSA/RSL                                        0.90           0.93            1.07
Cumulative RSA/Total assets                               0.50           0.19            0.17
Cumulative RSL/Total assets                               0.56           0.18            0.07

GAP/Total assets                                            (5)%           (5)%             5%
GAP/Cumulative RSA                                         (11)%           (7)%             6%
============================================================================================================================

While the gap position illustrated above is a useful tool that management can access for general positioning of the Company's and its subsidiaries' balance sheets, it is only as of a point in time and does not reflect the impact of a $100 million notional principal amount interest rate cap that was purchased in August 1998 to mitigate the effect of rising rates on certain floating rate deposit products and fixed rate loan products. This interest rate cap agreement reprices on a monthly basis and expires in December 1999.

Management uses an additional measurement tool to evaluate its asset/liability sensitivity which determines exposure to changes in interest rates by measuring the percentage change in net income due to changes in interest rates over a two-year time horizon. Management measures its exposure to changes in interest rates using many different interest rate scenarios. One interest rate scenario utilized is to measure the percentage change in net income assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. This analysis includes the impact of the interest rate cap agreement mentioned above. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net income over a two-year time horizon due to changes in interest rates, at December 31, 1998, is as follows:

======================================================================
                                            +200 Basis    -200 Basis
                                              Points        Points
----------------------------------------------------------------------
Percentage change in net income
   due to an immediate 200 basis point
   change in interest rates over a
   two-year time horizon                         2.7%        (2.2)%
======================================================================

LIQUIDITY AND CAPITAL RESOURCES
The following table reflects various measures of the Company's capital at December 31, 1998 and 1997:

==========================================================
                                           DECEMBER 31,
                                       -------------------
                                        1998         1997
                                       -------------------
Average equity-to-average asset ratio   6.1%         7.2%
Leverage ratio                          7.5          6.6
Tier 1 risk-based capital ratio         8.5          8.7
Total risk-based capital ratio          9.7          9.4
Dividend payout ratio                   0.0          0.0
==========================================================

The Company's consolidated leverage ratio (Tier 1 capital/total fourth quarter average assets less intangibles) was 7.5% at December 31, 1998, which is in excess of the "well capitalized" regulatory level. Consolidated Tier 1 and total risk-based capital ratios were 8.5% and 9.7%, respectively. Based on guidelines established by the Federal Reserve Bank, a bank holding company is required to maintain a ratio of Tier 1 capital to risk-based assets of 4.0% and a ratio of total capital to risk-based assets of 8.0% in order to be deemed "adequately capitalized".

The Company's principal funds at the holding company level are dividends from its subsidiaries, borrowings on its revolving credit line with an unaffiliated bank, proceeds from the October 1998 Trust Preferred Securities offering, as previously discussed, or additional equity offerings. Refer to Notes 9 and 10 of the Consolidated Financial Statements for further information on the Company's revolving credit line and Trust Preferred Securities offering, respectively.

Banking laws impose restrictions upon the amount of dividends which can be paid to the holding company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company's revolving credit line agreement. At January 1, 1999, subject to minimum capital requirements at the Banks, approximately $3.9 million was available as dividends from the Banks without prior regulatory approval. During 1998, Lake Forest Bank paid dividends of $8.25 million to the holding company.

Liquidity management at the Banks involves planning to meet anticipated funding needs at a reasonable cost. Liquidity management is guided by policies, formulated and monitored by the Company's senior management and each Bank's asset/liability committee, which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Banks' principal sources of funds are deposits, short-term borrowings and capital contributions by the Company out of the proceeds from the revolving credit line and the Trust Preferred Securities offering. In addition, each of the Banks, except Barrington Bank and Crystal Lake Bank, are eligible to borrow under Federal Home Loan Bank advances, an additional source of short-term liquidity.

The Banks' core deposits, the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC, are available to provide long-term liquidity. At December 31, 1998, approximately 66% of the Company's total assets were funded by core deposits with balances less than $100,000, as compared to approximately 62% at the end of 1997. The remaining assets were funded by other funding sources such as core deposits with balances in excess of $100,000, public funds, purchased funds, and the capital of the Banks.

Liquid assets refers to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities and held-to-maturity securities with a remaining maturity less than one year. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 1998, net liquid assets totaled approximately $116.5 million, compared to approximately $160.9 million at December 31, 1997. The decline in net liquid assets was mainly due to the unusually high balance of federal funds sold as of the end of 1997, as discussed earlier.

The Banks  routinely  accept  deposits  from a variety  of  municipal  entities.
Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At December 31, 1998 and 1997, the Banks had approximately $104.9 million and $78.0 million, respectively, of securities collateralizing such public deposits. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.

The Company is not aware of any known trends, commitments, events, regulatory recommendations or uncertainties that would have any adverse effect on the Company's capital resources, operations or liquidity.

CREDIT RISK AND ASSET QUALITY
Management believes that the loan portfolio is well diversified and well secured, without undue concentration in any specific risk area. Control of loan quality is continually monitored by management and is reviewed by the Banks' Board of Directors and their Credit Committees on a monthly basis. Independent external review of the loan portfolio is provided by the examinations conducted by regulatory authorities and an independent loan review performed by an entity engaged by the Board of Directors. The amount of additions to the allowance for possible loan losses, which are charged to earnings through the provision for possible loan losses, are determined based on a variety of factors, including actual charge-offs during the year, historical loss experience, delinquent and other potential problem loans, and an evaluation of economic conditions in the market area.

Summary of Loan Loss Experience. The following table summarizes average loan balances, changes in the allowance for possible loan losses arising from additions to the allowance which have been charged to earnings, and loans charged-off and recoveries on loans previously charged-off for the periods shown (dollars in thousands).


============================================================================================================================
                                                          1998           1997            1996           1995          1994
                                                   -------------------------------------------------------------------------

Balance at beginning of year                       $     5,116          3,636           2,763          1,702         1,357

Total loans charged-off:
  Core banking loans                                    (1,636)          (448)           (190)           (43)          (20)
  Premium finance                                         (455)        (1,126)           (207)          (247)          (40)
  Indirect auto                                           (646)          (300)           (123)             -             -
  Discontinued leasing operations                           -            (241)           (583)          (109)         (205)
                                                   -------------------------------------------------------------------------
        Total loans charged-off                         (2,737)        (2,115)         (1,103)          (399)         (265)

Total recoveries                                           358            191              41             30             3
                                                   -------------------------------------------------------------------------
Net loans charged-off                                   (2,379)        (1,924)         (1,062)          (369)         (262)

Provision for possible loan losses                       4,297          3,404           1,935          1,430           607
                                                   -------------------------------------------------------------------------
Balance at end of year                             $     7,034          5,116           3,636          2,763         1,702
                                                   -------------------------------------------------------------------------

Average total loans                                $   848,344        620,801         347,076        183,614       148,209
                                                   -------------------------------------------------------------------------

Allowance as percent of year-end total loans              0.71%          0.72%           0.74%          1.07%         0.88%
Net loans charged-off to average total loans              0.28%          0.31%           0.31%          0.20%         0.18%
Net loans charged-off to the provision for
   possible loan losses                                  55.36%         56.52%          54.88%         25.80%        43.16%
============================================================================================================================

Net charge-offs of core banking loans for the year ended December 31, 1998 totaled $1.4 million, of which approximately $815,000 was attributable to loans originated at one banking office and reflect what management believes to be an isolated problem that has been resolved through the dismissal of the lending officer involved and a subsequent thorough review of all credits originated under his authority. Company management continues to be actively involved with each of the credits at this office and presently believes that all material losses have been recorded. Core loan net charge-offs as a percentage of average core loans were 0.29% in 1998 as compared to 0.15% in 1997, the increase due to the issue noted above.

Premium finance receivable net charge-offs for the year ended December 31, 1998 totaled $328,000 as compared to $1.0 million recorded in 1997. Net charge-offs were 0.18% of average premium finance receivables in 1998 versus 0.88% in 1997. This improvement was the result of an enhanced management team and the implementation of additional collection procedures and system upgrades.

Indirect auto loan net charge-offs totaled $604,000 for the year ended December 31, 1998 as compared to $274,000 in 1997. Net charge-offs as a percentage of average indirect auto loans were 0.36% in 1998 in comparison to 0.24% in 1997. Although net-charge-offs have increased over the prior year, the level of net charge-offs continues to be lower than the normal industry experience levels for these type of loans.

The allowance for possible loan losses as a percentage of total net loans at December 31, 1998 and 1997 was 0.71% and 0.72%, respectively. Management believes that the allowance for possible loan losses is adequate to provide for any potential losses in the portfolio.

Past Due Loans and Non-performing Assets. The following table classifies the Company's non-performing loans as of December 31 for each of last five years (dollars in thousands):

============================================================================================================================
                                                          1998           1997            1996           1995          1994
                                                    ------------------------------------------------------------------------
Past Due greater than 90 days and still accruing:
   Core banking loans                               $      800            868              75            121            13
   Indirect auto loans                                     274             11              20              -             -
   Premium finance receivables                           1,214            887               -             21             3
                                                    ------------------------------------------------------------------------
       Total                                             2,288          1,766              95            142            16
                                                    ------------------------------------------------------------------------


Non-accrual loans:
   Core banking loans                                    1,487            782             448            684             -
   Indirect auto loans                                     195             29               -              -             -
   Premium finance receivables                           1,455          1,629           1,238          1,094             4
                                                    ------------------------------------------------------------------------
       Total non-accrual loans                           3,137          2,440           1,686          1,778             4
                                                    ------------------------------------------------------------------------

Total non-performing loans:
   Core banking loans                                    2,287          1,650             523            805            13
   Indirect auto loans                                     469             40              20              -             -
   Premium finance receivables                           2,669          2,516           1,238          1,115             7
                                                    ------------------------------------------------------------------------
       Total non-performing loans                        5,425          4,206           1,781          1,920            20
                                                    ------------------------------------------------------------------------

Other real estate owned                                    587              -               -              -             -
                                                    ------------------------------------------------------------------------
       Total non-performing assets                   $   6,012          4,206           1,781          1,920            20
                                                    ------------------------------------------------------------------------


Total  non-performing  loans by
     category  as a  percent  of
     its own  respective category:
     Core banking loans                                   0.38%          0.37%           0.15%          0.39%         0.01%
     Indirect auto loans                                  0.22%          0.03%           0.02%          0.00%         0.00%
     Premium finance receivables                          1.50%          1.96%           2.15%          7.22%         0.01%
       Total non-performing loans                         0.55%          0.59%           0.36%          0.74%         0.01%
Total non-performing assets to total assets               0.45%          0.40%           0.25%          0.41%         0.01%
Non-accrual loans to total loans                          0.32%          0.34%           0.34%          0.69%         0.00%
Allowance for possible loan losses as a
   percentage of non-performing loans                   129.66%        121.64%         204.15%        143.91%          N/M
============================================================================================================================

Non-performing Core Banking Loans and Other Real Estate Owned Total non-performing loans for the Company's core banking business (all loans other than indirect auto loans and premium finance receivables) were $2.3 million as of December 31, 1998, an increase from the $1.7 million as of December 31, 1997. As a percentage of total core banking loans, however, non-performing core banking loans remained relatively constant at 0.38% as of the end of 1998 versus 0.37% a year earlier. Non-performing core banking loans consist primarily of a small number of commercial and real estate loans, which management believes are well secured and in the process of collection. The small number of such non-performing loans enables management the opportunity to monitor closely the status of these credits and work with the borrowers to resolve these problems effectively. The other real estate owned balance of $587,000 consists of one local residential real estate property that is currently listed for sale. Management believes the Company is well secured and does not expect to incur a loss on the property.


NON-PERFORMING PREMIUM FINANCE RECEIVABLES
Another significant category of non-performing loans is premium finance receivables. Due to the nature of the collateral, it customarily takes 60-150 days to convert the collateral into cash collections. Accordingly, the level of non-performing premium finance receivables is not necessarily indicative of the loss inherent in the portfolio. In financing insurance premiums, the Company does not assume the risk of loss normally borne by insurance carriers. Typically the insured buys an insurance policy from an independent insurance agent or broker who offers financing through FIFC. The insured makes a down payment of approximately 15% to 25% of the total premium and signs a premium finance agreement with FIFC for the balance due, which amount FIFC disburses directly to the insurance carrier or its agents to satisfy the unpaid premium amount. As the insurer earns the premium ratably over the life of the policy, the unearned portion of the premium secures payment of the balance due to FIFC by the insured. Under the terms of FIFC's standard form of financing contract, FIFC has the right to cancel the insurance policy if there is a default in the payment on the finance contract and to collect the unearned portion of the premium from the insurance carrier. In the event of cancellation of a policy, the cash returned in payment of the unearned premium by the insurer should generally be sufficient to cover the loan balance, the interest and other charges due as well. In the event an insurer becomes insolvent and unable to pay claims to an insured or refund unearned premiums upon cancellation of a policy to a finance company, each state provides a state guaranty fund that will pay such a refund, less a per claim deductible in certain states. FIFC diversifies its financing activities among a wide range of brokers and insurers. Due to the notification requirements and the time to process the return of the unearned premium by most insurance carriers, many loans will become delinquent beyond 90 days while the processing of the unearned premium refund to the Company occurs. Management continues to accrue interest until maturity as the unearned premium by the insurance carrier is ordinarily sufficient to pay-off the outstanding principal and contractual interest due.

Total non-performing premium finance receivables as of December 31, 1998 were approximately $2.7 million or 1.50% of total outstanding net premium finance receivables. This compares favorably with 1.96% as of December 31, 1997. The decline since the end of 1997 was primarily the result of management's implementation of additional collection procedures and upgraded systems. This ratio fluctuates throughout the year due to the nature and timing of canceled account collections from insurance carriers.

The amount of non-performing premium finance receivables at and prior to December 31, 1996 were significantly less because, prior to October 1996, the Company had sold its originated receivables to a securitization facility. In October 1996, the Company began retaining all originated receivables, and the Company terminated the securitization facility during the third quarter of 1997, as discussed earlier.

NON-PERFORMING  INDIRECT AUTO LOANS.
Total non-performing indirect automobile loans were $469,000 at December 31, 1998 as compared to $40,000 as of the end of 1997. Although the total has increased, these loans as a percent of total net indirect automobile loans were only 0.22% at December 31, 1998 as compared to 0.03% at December 31, 1997, well below standard industry ratios for this type of loan category. These individual loans comprise smaller dollar amounts and collection efforts are active.

Potential Problem Loans. In addition to those loans disclosed under "Past Due Loans and Non-performing Assets," there are certain loans in the portfolio which management has identified, through its problem loan identification system which exhibit a higher than normal credit risk. However, these loans are still considered performing and, accordingly, are not included in non-performing loans. Examples of these potential problem loans include certain loans that are in a past-due status, loans with borrowers that have recent adverse operating cash flow or balance sheet trends, or loans with general risk characteristics that the loan officer feels might jeopardize the future timely collection of principal and interest payments. Management's review of the total loan portfolio to identify loans where there is concern that the borrower will not be able to continue to satisfy present loan repayment terms includes factors such as review of individual loans, recent loss experience and current economic conditions. The principal amount of potential problem loans as of December 31, 1998 and 1997 were approximately $5.1 million and $7.2 million, respectively.

Loan Concentrations. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 1998 or December 31, 1997, except for loans included in the indirect auto and premium finance operating segments.


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

YEAR 2000 ISSUE
A critical issue has emerged in the banking industry and generally for all industries that are heavily reliant upon computers regarding how existing software application programs and operating systems can accommodate the date value for the "Year 2000." The Year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year. As such, certain programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, the year 1999 (i.e. `99') could be the maximum date value these systems will be able to accurately process. Like most financial service providers, the Company may be significantly affected by the Year 2000 problem due to the nature of financial information. Furthermore, if computer systems are not adequately changed to properly identify the Year 2000, many computer applications could fail or generate erroneous reports.

During 1997, management began the process of working with its two outside data processors and other software vendors to ensure that the Company is prepared for the Year 2000. Management has been in frequent contact with the outside data providers and has developed the Company's testing strategy and Year 2000 plan with the knowledge and understanding of each of the data providers' plans and timetables. Preliminary testing by the Company of its outside data providers' Year 2000 compliance efforts has already taken place and final testwork is anticipated to be completed in the second quarter of 1999. Additionally, critical in-house hardware and related systems are being reviewed and upgraded, if necessary, to be Year 2000 compliant. Testing of these critical hardware systems, such as workstations, file servers, the wide area network and all local area networks, is expected to be completed no later than June 30, 1999. The completion of upgraded software installations, where previous software versions were not Year 2000 compliant, is anticipated to be completed prior to June 30, 1999. The Company has also completed customer assessments to determine whether any significant potential exposure exists.

The Company has not yet completed a contingency plan, however, a plan is in development with applicable testing anticipated to be completed by June 30, 1999. The Company is regulated by the Federal Reserve Bank, the Office of the Comptroller of the Currency and the State of Illinois bank regulatory agency, all of which are active in monitoring preparedness planning for systems-related Year 2000 issues. Total estimated Year 2000 compliance costs are not expected to exceed $200,000 and, accordingly, are not expected to be material to the Company's financial position or results of operations in either 1998 or 1999. This cost does not include internal salary and employee benefit costs for persons that have responsibilities, or are involved, with the Year 2000 project.

The above estimated dates and costs are based on management's best estimates and include assumptions of future events, including availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that current estimates will be achieved, and actual results could differ significantly from these plans. In the event the Company does experience Year 2000 system failures or malfunctions and despite the testing preparedness efforts, or if the outside data processors prove not to be Year 2000 compliant, the Company's operations would be disrupted until the systems are restored, and the Company's ability to conduct its business may be adversely impacted as it relates to processing customer transactions related to its banking operations. Management anticipates, however, that the contingency plans being developed would enable the Company to continue to conduct transactions on a manual basis, if necessary, for a limited period of time until the Year 2000 problems are rectified. In addition, there can be no guarantee that the systems of the Company's outside data providers, of which the Company relies upon, will be timely converted, or that failure to convert would have a significant adverse impact to the Company.


EFFECTS OF NEW ACCOUNTING PRINCIPLES
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes, for the first time, comprehensive accounting and reporting standards for derivative instruments and hedging activities. Previous accounting standards and methodologies did not adequately address the many derivative and hedging transactions in the current financial marketplace and, as such, the Securities and Exchange Commission, and other organizations, urged the FASB to deal expeditiously with the related accounting and reporting problems. The accounting and reporting principles prescribed by this standard are complex and will significantly change the way entities account for these activities. This new standard requires that all derivative instruments be recorded in the statement of condition at fair value. The recording of the gain or loss due to changes in fair value could either be reported in earnings or as other comprehensive income in the statements of shareholders' equity, depending on the type of instrument and whether or not it is considered a hedge. This standard is effective for the Company as of January 1, 2000. The Company has not yet determined the impact this new statement may have on its future financial condition or its results of operations.


FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to anticipated improvements in financial performance and management's long-term performance goals, as well as statements relating to the anticipated effects on financial results of condition from expected development or events, the Company's business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and to open new branch offices, and to pursue additional potential development or acquisition of banks or specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:

o The level of reported net income, return on average assets and return on average equity for the Company will in the near term continue to be impacted by start-up costs associated with de novo bank formations, branch openings, and expanded trust operations. De novo banks may typically require 13 to 24 months of operations before becoming profitable, due to the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. Similarly, the expansion of trust services through the Company's new trust subsidiary, WAMC, is expected to be in a start-up phase for approximately the next few years, before becoming profitable.

o    The  Company's  success to date has been and will  continue  to be strongly
     influenced  by  its  ability  to  attract  and  retain  senior   management
     experienced in banking and financial services.

o Although management believes the allowance for possible loan losses is adequate to absorb losses that may develop in the existing portfolio of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual future loan or lease losses.

o If market interest rates should move contrary to the Company's gap position on interest earning assets and interest bearing liabilities, the "gap" will work against the Company and its net interest income may be negatively affected.

o The financial services business is highly competitive which may affect the pricing of the Company's loan and deposit products as well as its services.

o The Company's ability to adapt successfully to technological changes to compete effectively in the marketplace.

o The extent of the Company's success, and that of its outside data processing providers, software vendors, and customers, in implementing and testing Year 2000 compliant hardware, software and systems, and the effectiveness of appropriate contingency plans being developed.

o Changes in the economic environment may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing.

DIRECTORS & OFFICERS

WINTRUST FINANCIAL CORPORATION
------------------------------

DIRECTORS
Joseph Alaimo
Peter Crist
Bruce K. Crowther
Maurice F. Dunne, Jr.
William C. Graft
Kathleen R. Horne
John S. Lillard
James E. Mahoney
James B. McCarthy
Marguerite Savard McKenna
Albin F. Moschner
Thomas J. Neis
Hollis W. Rademacher
J. Christopher Reyes
Peter Rusin
John N. Schaper
John J. Schornack
Ingrid S. Stafford
Jane R. Stein
Katharine V. Sylvester
Lemuel H. Tate
Edward J. Wehmer
Larry V. Wright


OFFICERS
John S. Lillard
Chairman

Edward J. Wehmer
President & Chief Executive Officer

David A. Dykstra
Executive Vice President &
Chief Financial Officer

Lloyd M. Bowden
Executive Vice President/
Technology

Randolph M. Hibben
Executive Vice President/
Investments

Robert F. Key
Executive Vice President/Marketing

Todd A. Gustafson
Vice President/Finance

Richard J. Pasminski
Vice President/Controller

Jay P. Ross
Assistant Vice President/
Database Marketing


LAKE FOREST BANK & TRUST COMPANY
--------------------------------



DIRECTORS
Craig E. Arnesen
Maurice F. Dunne, Jr.
Maxine P. Farrell
Francis Farwell
Eugene. Hotchkiss
Moris T. Hoversten
John S. Lillard
Albin F. Moschner
Genevieve Plamondon
Hollis W. Rademacher
J. Christopher Reyes
Babette Rosenthal
Ellen Stirling
Edward J. Wehmer


EXECUTIVE OFFICERS
Edward J. Wehmer
Chairman

Craig E. Arnesen
President and CEO

Randolph M. Hibben
Executive Vice President/
Operations


LOANS
John J. Meierhoff
Executive Vice President/Lending

Frank W. Strainis
Senior Vice President

Rachele L. Wright
Senior Vice President/
Mortgage Loans

Kathryn Walker- Eich
Vice President/Commercial Loans

Mark R. Schubring
Vice President/Lending

Kurt K. Prinz
Vice President/Lending


Janice C. Nelson
Vice President/Loan Administration

Laura Cascarano
Loan Administration Officer


PERSONAL BANKING
Lynn Van Cleave
Vice President/Personal Banking

Twila D. Hungerford
Assistant Vice President/
Personal Banking

Susan G. Mineo
Personal Banking Officer

Piera Dallabattista
Personal Banking Officer

Kathleen E. Eichhorn
Assistant Cashier


FINANCE/OTHER
Mary Ann Gannon
Vice President/Operations

Richard J. Pasminski
Vice President/Controller

Elizabeth K. Pringle
Accounting/Operations Officer

Andrea Levitt
Administration Officer

HINSDALE BANK & TRUST COMPANY
-----------------------------


DIRECTORS
Peter Crist
Diane Dean
Donald Gallagher
Elise Grimes
Robert D. Harnach
Dennis J. Jones
Douglas J.  Lipke
James B. McCarthy
James P. McMillin
Mary Martha Mooney
Frank J. Murnane, Sr.
Richard B. Murphy
Joel Nelson
Margaret O'Brien Stock
Hollis W. Rademacher
Ralph J. Schindler
Katharine V. Sylvester
Edward J. Wehmer
Lorraine Wolfe


EXECUTIVE OFFICERS
Dennis J. Jones
Chairman & CEO

Richard B. Murphy
President

David LaBrash
President - Clarendon Hills

J. Mark Berry
President - Western Springs


LOANS
Richard Stefanski
Senior Vice President/
Indirect Lending

Eric Westberg
Vice President/Mortgages

Kay Olenec
Vice President/Mortgages

Colleen Ryan
Vice President/Lending

Robert D. Meyrick
Vice President/Indirect Lending

Robert Crisp
Installment Loan Officer

Kathy Oergel
Commercial Lending Officer

Cora Mae Corley
Loan Operations Officer

Pat Gray
Loan Collections Officer

Maria Chialdikis
Loan Processing Officer


PERSONAL BANKING/OPERATIONS
Anne O'Neill
Vice President & Cashier

Heidi Sulaski
Assistant Vice President/
Personal Banking

Natalie Brod
Personal Banking Officer

Margaret A. Madigan
Assistant Vice President/Controller

Michelle Paetsch
Operations Officer

Kim Fernandez
Operations Officer

Patricia Mayo
Operations Officer


NORTH SHORE COMMUNITY BANK & TRUST COMPANY
------------------------------------------


DIRECTORS
Brian C. Baker (non-voting)
Gilbert W. Bowen
T. Tolbert Chisum
John W. Close
Joseph DeVivo
Maurice F. Dunne, Jr.
James Fox (Director Emeritus)
Gayle Inbinder
Thomas J. McCabe, Jr.
Marguerite Savard McKenna
Robert H. Meeder
Donald L. Olson
Hollis W. Rademacher
John J. Schornack
Ingrid S. Stafford
Curtis R. Tate (non-voting)
Lemuel H. Tate
Elizabeth C. Warren
Edward J. Wehmer
Stanley R. Weinberger


EXECUTIVE OFFICERS
Lemuel H. Tate
Chairman

John W. Close
President & CEO

Robert H. Meeder
Executive Vice President/Lending


LOANS
James L. Sefton
Vice President/Lending

Henry L. Apfelbach
Vice President/Mortgages

Susan J. Weisbond
Vice President/Lending/Manager - Glencoe

Gina Inglese
Vice President/Lending - Winnetka

Frank McCabe
Vice President/Lending - Glencoe

Romelia Brahim
Loan Officer

Patricia M. McNeilly
Mortgage Loan Officer

NORTH SHORE COMMUNITY BANK & TRUST COMPANY
------------------------------------------

Mark A. Stec
Mortgage Loan Officer

Ann T. Tyler
Loan Administration Officer


PERSONAL BANKING/OPERATIONS
Donald F. Krueger
Senior Vice President/Cashier

James P. Waters
Assistant Vice President/Personal Banking

Jennifer A. Waters
Assistant Cashier

John A. Barnett
Accounting Officer

Leslie A. Neimark
Assistant Vice President/Personal Banking - Glencoe

Eric Jordan
Personal Banking Officer - Glencoe

Catherine W. Biggam
Personal Banking Officer

Debra Miller
Manager - Winnetka



LIBERTYVILLE BANK & TRUST COMPANY
---------------------------------


DIRECTORS
J. Albert Carstens
David A. Dykstra
Robert O. Dunn
Bert Getz, Jr.
Donald Gossett
Scott Lucas
James E. Mahoney
Susan Milligan
William Newell
Hollis W. Rademacher
John N. Schaper
Jane R. Stein
Jack Stoneman
Edward J.  Wehmer
Edward R.  Werdell


EXECUTIVE OFFICERS
J. Albert Carstens
President & CEO

Edward R. Werdell
Executive Vice President


COMMERCIAL BANKING
Brian B. Mikaelian
Senior Vice President/Lending

Betty Berg
Vice President/Commercial
Banking Services


RESIDENTIAL REAL ESTATE
Michael Spies
Vice President/Residential Real Estate

David Luczak
Second Vice President/Residential Real Estate

Rose Marie Garrison
Mortgage Loan Officer


PERSONAL BANKING
Sharon Worlin
Vice President

Ursula Schuebel
Second Vice President

Julie Rolfsen
Personal Banking Officer

Deborah Motzer
Personal Banking Officer

Bobbie Callese
Personal Banking Officer


FINANCE/OPERATIONS
Jolanta Slusarski
Vice President/Operations

Patrice Lima
Vice President/Cashier & Controller

BARRINGTON BANK & TRUST COMPANY
-------------------------------

DIRECTORS
James H. Bishop
Raynette Boshell
Edwin C. Bruning
Dr. Joel Cristol
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Penny Horne
Peter Hyland
Dr. Lawrence Kerns
Sam Oliver
Mary F. Perot
Betsy Petersen
Hollis W. Rademacher
Peter Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Dan T. Thomson
Charles VanFossan
Edward J. Wehmer
Tim Wickstrom


EXECUTIVE OFFICERS
James H. Bishop
President

W. Bradley Stetson
Executive Vice President/Lending


LOANS
Barbara E. Ringquist
Mortgage Loan Officer

Christopher P. Marrs
Commercial Loan Officer

Charlotte Neault
Consumer Loan Officer


PERSONAL BANKING/OPERATIONS
Ronald A. Branstrom
Vice President/Operations &
Retail Banking

Helene A. Torrenga
Assistant Vice President/Controller

Gloria B. Andersen
Personal Banking Officer



CRYSTAL LAKE BANK & TRUST COMPANY
---------------------------------

DIRECTORS
Charles D. Collier
Henry L. Cowlin
Linda Decker
John W. Fuhler
Diana Kenney
Dorothy Mueller
Thomas Neis
Marshall Pedersen
Hollis W. Rademacher
Candy Reedy
Nancy Riley
Robert Robinson
Robert Staley
Edward J. Wehmer


EXECUTIVE OFFICERS
Charles D. Collier
President & CEO

Pam Umberger
Senior Vice President/Operations

Kurt Parker
Senior Vice President/Loans


MORTGAGE LOANS
Jan Sowers
Vice President/Secondary Market

Mark J. Peteler
Vice President/Construction Loans


PERSONAL BANKING/OPERATIONS
Pamila L. Bialas
Assistant Vice President

Peter Fidler
Controller



WINTRUST ASSET MANAGEMENT COMPANY
---------------------------------

DIRECTORS
Joseph Alaimo
Robert Acri
Bert A. Getz, Jr.
Robert Harnach
Randolph M. Hibben
John S. Lillard
Richard P. Spicuzza
Robert Staley
Edward J. Wehmer
Stanley Weinberger


OFFICERS
Edward J. Wehmer
Chairman

Joseph Alaimo
President

Robert C. Acri
Executive Vice President

Jeanette E. Amstutz
Vice President/Lake Forest

Susan Gavinski
Assistant Vice President/
Trust Operations

Anita E. Morris
Vice President/Lake Forest

Laura H. Olson
Vice President/Lake Forest

Sandra L. Shinsky
Vice President/Lake Forest

T. Tolbert Chisum
Managing Director of Marketing

Mary Anne Martin
Vice President/North Shore

Laurie Danly
Vice President/Hinsdale

Edward Edens
Vice President/Hinsdale

Gerard Leenheers
Vice President/Hinsdale

Barbara Miller
Vice President/Barrington

Michael Peifer
Vice President/Barrington

FIRST INSURANCE FUNDING CORP.
-----------------------------

DIRECTORS
Frank J. Burke
David A. Dykstra
Hollis W. Rademacher
Edward J.  Wehmer


EXECUTIVE OFFICERS
Frank J. Burke
President & CEO

Joseph G. Shockey
Executive Vice President

Robert G. Lindeman
Senior Vice President/Information Technology


MARKETING/OPERATIONS/FINANCE
Michelle H. Perry
Vice President/Controller

Matthew E. Doubleday
Vice President/Marketing

Luther J. Grafe
Vice President/Loan Operations

Mark C. Lucas
Vice President/Asset Management

G. David Wiggins
Vice President/Loan Origination

CORPORATE INFORMATION
================================================================================


PUBLIC LISTING AND MARKET SYMBOL The Company's Common Stock is traded on The Nasdaq Stock Market(R) under the symbol WTFC. The stock abbreviation appears as "WintrstFnl" in the Wall Street Journal.


WEBSITE LOCATION
The  Company's   maintains  an  internet  website  at  the  following  location:
www.wintrust.com


ANNUAL MEETING OF SHAREHOLDERS
May 27, 1999
Drake Oak Brook Hotel
2301 S. York Road
Oak Brook, Illinois
2:30 P.M.


FORM 10-K
The Form 10-K Annual Report to the Securities and Exchange Commission will be available to holders of record upon written request to the Secretary of the Company. The information is also available on the Internet at the Securities and Exchange Commission's website. The address for the web site is: http://www.sec.gov.


TRANSFER AGENT
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Telephone:        (312) 427-2953
Facsimile:        (312) 427-2879


MARKET MAKERS FOR WINTRUST
FINANCIAL CORPORATION
COMMON STOCK
ABN AMRO Incorporated
EVEREN Securities, Inc.
Howe Barnes Investments, Inc.
PaineWebber, Inc.
William Blair & Co.
U.S. Bancorp Piper Jaffray

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

Lake Forest Place Facility
1100 Pembridge Drive
Lake Forest, IL 60045

Lake Bluff Location
103 East Scranton Avenue
Lake Bluff, IL 60044
(847) 615-4060


HINSDALE BANK & TRUST COMPANY

Hinsdale Locations
Main Bank
25 East First Street
Hinsdale, IL 60521
(630) 323-4404

Drive-thru
130 West Chestnut
Hinsdale, IL 60521
(630) 655-8025

Clarendon Hills Location
200 West Burlington Avenue
Clarendon Hills, IL 60514
(630) 323-1240

Western Springs Location
1000 Hillgrove Avenue
Western Springs, IL 60558
(708) 246-7100


NORTH SHORE COMMUNITY BANK
& TRUST COMPANY
Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
(847) 853-1145

Drive-thru
720 12th Street
Wilmette, IL 60091

Glencoe Locations
362 Park Avenue
Glencoe, IL 60022
(847) 835-1700

Drive-thru
633 Vernon Avenue
Glencoe, IL 60022

Winnetka Location
794 Oak Street
Winnetka, IL 60093
(847) 441-2265


LIBERTYVILLE BANK & TRUST COMPANY

Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
(847) 367-6800

Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
(847) 247-4045

South Libertyville Location
1167 South Milwaukee Avenue
Libertyville, IL 60048

BARRINGTON BANK & TRUST COMPANY

Main Bank
201 S. Hough Street
Barrington, IL 60010
(847) 842-4500



CRYSTAL LAKE BANK & TRUST COMPANY

Main Bank
70 N. Williams Street
Crystal Lake, IL 60014
(815) 479-5200

Drive-thru
27 N. Main Street
Crystal Lake, IL 60014


WINTRUST ASSET MANAGEMENT COMPANY

727 North Bank Lane
Lake Forest, IL 60045
(847) 234-2882

25 East First Street
Hinsdale, IL 60521
(630) 323-4404

1145 Wilmette Avenue
Wilmette, IL 60091
(847) 853-1145

794 Oak Street
Winnetka, IL 60093
(847) 441-2265

507 North Milwaukee Avenue
Libertyville, IL 60048
(847) 367-6800

201 S. Hough Street
Barrington, IL 60010
(847) 842-4500



FIRST INSURANCE FUNDING CORPORATION

520 Lake Cook Road, Suite 300
Deerfield, IL 60015
(847) 374-3000