Form 10-K, Exhibit 13
period 1999-12-31
WINTRUST FINANCIAL CORP
filed 2000-03-30
CIK 1015328

"Indeed, in true entrepreneurial spirit, community banks have used opportunities provided by the mergers of the past decade to their advantage in attracting customers that are either ill-served or ignored by larger, less responsive banks. Community banks have also responded well to technological challenges.


         "Clearly, many franchises will succeed by continuing to focus on traditional banking. ... Some of the new technologies are beguiling, but we should not lose sight of the exceptional economic value of franchises based on old-fashioned, face to face interpersonal banking. The newer technologies may be awesome but human nature does not change
         - we still appreciate a face across the desk more than a computer screen.


         "I am confident, as we enter a new century, that community banks will show they are up to the task and will remain a vital part of their local communities and our financial system."


                                      -  Alan Greenspan
                                         Chairman of the Federal Reserve Board
                                         March 8, 2000

SELECTED GROWTH TRENDS

               **** Five Year Asset Growth Bar Chart OMITTED ****

        **** Three Year Earnings Per Share Growth Bar Chart OMITTED ****

            **** Three Year Net Income Growth Bar Chart OMITTED ****

          **** Three Year Pre-Tax Income Growth Bar Chart OMITTED ****

        **** Five Year Book Value Per Common Share Bar Chart OMITTED ****

         **** Three Year Return on Average Equity Bar Chart OMITTED ****

SELECTED FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------------------------------------------------

                                                                           Years Ended December 31,
                                                ------------------------------------------------------------------------
                                                      1999           1998           1997            1996          1995
                                                ------------------------------------------------------------------------
                                                                 (dollars in thousands, except per share data)

Selected Financial Condition Data
  (at end of year):
     Total assets                               $ 1,679,382    $ 1,348,048    $ 1,053,400       $ 706,037     $ 470,890
     Total deposits                               1,463,622      1,229,154        917,701         618,029       405,658
     Total net loans                              1,278,249        992,062        712,631         492,548       258,231
     Long-term debt and notes payable                39,400         31,050         20,402          22,057        10,758
     Total shareholders' equity                      92,947         75,205         68,790          42,620        40,487
------------------------------------------------------------------------------------------------------------------------

Selected Statements of Operations Data:
     Net interest income                           $ 47,734       $ 36,764       $ 26,772        $ 14,882       $ 9,700
     Total net revenues                              57,542         44,839         31,716          22,414        18,244
     Income (loss) before income taxes               14,151          4,709          1,058          (2,283)        1,002
     Net income (loss)                                9,427          6,245          4,846            (973)        1,497
     Net income (loss) per common share-basic          1.14           0.77           0.62           (0.16)         0.27
     Net income (loss) per common share-diluted        1.10           0.74           0.60           (0.16)         0.24
------------------------------------------------------------------------------------------------------------------------

Selected Financial Ratios and Other Data:
Performance Ratios:
     Net interest margin                               3.54%          3.43%          3.41%           2.91%         2.96%
     Core net interest margin (1)                      3.64           3.45           3.41            2.91          2.96
     Net interest spread                               3.23           3.00           2.92            2.40          2.41
     Non-interest income to average assets             0.66           0.69           0.58            1.34          2.36
     Non-interest expense to average assets            2.65           3.04           3.18            4.05          4.37
     Net overhead ratio                                2.00           2.36           2.60            2.71          2.01
     Return on average assets                          0.63           0.53           0.56           (0.17)         0.40
     Return on average equity                         11.58           8.68           7.88           (2.33)         4.66
     Average total assets                       $ 1,496,566    $ 1,177,745      $ 858,084       $ 562,244     $ 362,125
     Average shareholders' equity                    81,381         71,906         61,504          41,728        31,173
     Ending loan-to-deposit ratio                      87.3%          80.7%          77.7%           79.7%         63.7%
     Average loan-to-average deposit ratio             86.6           80.1           80.1            69.8          61.3
     Average interest earning assets to
       average interest bearing liabilities           107.0          108.9          109.9           110.7         111.4

Asset Quality Ratios:
     Non-performing loans to total net loans           0.54%          0.55%          0.59%           0.36%         0.74%
     Non-performing assets to total assets             0.41           0.45           0.40            0.25          0.41
     Allowance for possible loan losses to:
       Total loans                                     0.69           0.71           0.72            0.74          1.07
       Non-performing loans                          126.10         129.66         121.64          204.15        143.91

Common Share Data at end of year:
     Market price per common share                  $ 15.25        $ 19.63        $ 17.00         $ 14.75           N/A
     Book value per common share                      10.60           9.23           8.47            6.45        $ 6.94

Other Data at end of year:
     Number of:
       Bank subsidiaries                                  6              6              6               5             4
       Non-bank subsidiaries                              3              2              1               1             1
       Banking offices                                   24             21             17              14            11
========================================================================================================================

(1) The core net interest margin excludes the net impact of the Company's 9.00% Cumulative Trust Preferred Securities offering and certain discretionary investment leveraging transactions.

TO OUR FELLOW SHAREHOLDERS,

Welcome to our fourth annual report. Let us start out by saying 1999 was a terrific year for Wintrust Financial Corporation. We'd like to sincerely thank all of our employees who went above and beyond in providing our customers with the best service around. Thanks also to the more than 100 directors of Wintrust Financial Corporation and our subsidiaries whose advice and contacts have helped us profitably build our business. And we would like to thank our customers for trusting us to manage and grow their financial assets. We will continue to do everything in our power to retain your confidence. And finally, thanks to our shareholders, many of whom are also customers, for keeping us focused on what we do best.

In just our third full year as a corporation, we made great progress on a number of fronts. As a young company, we have finally turned the corner in terms of creating the proper balance between our financial stability and growth.

Our earnings, especially our core earnings, are now increasing very quickly as our de novo banks mature, we grow into our overhead and we reap the benefits of becoming an asset-driven organization. We have also been able to achieve something that few banks around the country can brag about these days--our earnings, revenue and assets are all still growing at a very strong rate. We will continue to purposefully grow our de novo banks, our premium finance business, our trust and investment business and the financing and fee business generated by our newest subsidiary, Tricom, Inc.

When reviewing earnings and revenue growth, Wintrust Financial Corporation is solidly in the top quartile in both categories amongst all publicly traded bank stocks. When earnings and revenue growth are looked at together, Wintrust Financial Corporation is clearly one of the top performers in the country.

We have achieved these results, in part, due to our belief in and strict adherence to the operating philosophy and principles noted below. These guiding strategies help our community banks and other subsidiaries effectively compete with the bigger banks and larger corporations who are our competition. These principles are also our road map for long term growth in shareholder equity.

            **** Five Year Net Revenue Growth Bar Chart OMITTED ****

Here are those operating and growth principles that have been and will continue to be the key to our success:

o    Provide the best customer service-- bar none

o Open/operate de novo community banks in affluent markets where deposits per household leverage is high

o Manage each community bank locally with strong participatory boards, experienced local management and local decision making

o    Be lean and responsive in our decision making and organizational structure

o    Employ fewer, but more highly qualified and productive individuals

o    Build employee productivity and loyalty with stock incentives and options

o Build customer bases and market share with aggressive (and entertaining!) marketing and loyalty building programs

o Utilize technology (the "great equalizer") to more effectively deliver products and services

o Utilize the internet as a new distribution vehicle for current products and a portal for marketing and distributing new products

o Be asset-driven (i.e. generate more loans than deposits) to augment our community banks' loan portfolios and maximize our profitability and growth potential

o Take advantage of the operational and cross-marketing synergy provided by our diverse organizational structure (banks, Wintrust Asset Management, First Insurance Funding, Tricom, Inc.)

o Evaluate the acquisition of existing community banks in high opportunity markets and financial services firms to expand our portfolio of asset niches and fee revenues

Let us not forget that we are still an extremely young company most of which has been grown on a de novo basis. Nine years ago none of our banks existed. On average our six community banks are less than five years old.

A significant investment in people, facilities, operations and marketing is necessary to launch each new bank and to reach a critical mass in market share. Each new bank generally takes about 13-24 months to become profitable. That de novo burden reduces the Company's earnings and return on equity in the early years of operation. However, in our short life, we have been able to reach the number two market share in our mature banks' primary markets and these banks are now achieving good profitability.

As our young bank group continues to mature, the Company's earnings have increased markedly. The progression of each bank up the earnings curve has been consistent. And it bodes well for the future of Wintrust as our young companies continue to mature and improve their earnings.

Impressive as this is, we have only begun the climb up the mountain. As we said in our fourth quarter letter to shareholders,

       "While we feel that we have made excellent progress on our journey to improve profitability and franchise value, we feel in some respect like a mountain climber. That is, after climbing partially up the `mountain' we look down and realize how far we have come in such a short period of time, but we look up and see that we've only begun our climb and have many more lofty goals to reach."

Nevertheless, we sure are enjoying the climb!

         **** Five Year Number of Bank Facilities Bar Chart OMITTED ****

We are extremely optimistic about the future. Our continued growth in assets and earnings and maturation of our young de novo franchises bode well for the future of Wintrust Financial Corporation and its investors.

Please enjoy the next sections of our 1999 Annual Report, which highlight the following areas:

o    Where We Have Come From

o    Year in Review

o    Where We are Going

o    Audited Consolidated Financial Statements and Notes

o Management's Discussion and Analysis of Financial Condition and Results of Operations

o    Directors and Officers Listing

o    Corporate Information

We are grateful for your support of our organization and are enthusiastic about making the year 2000 another good year in terms of growth in earnings and assets.

Thank you for being a shareholder.

Sincerely,

/s/ John S. Lillard                     /s/ Edward J. Wehmer

John S. Lillard                         Edward J. Wehmer
Chairman                                President & CEO

The American Banker recently published its "Century Edition", a book that covers the last 100 years of banking. We thought you would enjoy some snippets from this publication that illustrate how the fundamentals of banking really haven't changed in the last 100 years. It illustrates that the roots of our kind of community banking stretch far back into the early 1900's.

o "The first decade of the 1900's set a pattern that endured throughout the century . . . the invisible hand of economics was not the only force at work. There was also the interplay of people and personalities, visions and ideas and ideals--and banking through it all remained very much a people-to-people enterprise.

o    "The battle between the big banks and country banks was a recurring  motif.
     For decades it raged . . . .

o "Though his personal effort to attract new business was successful . . . Giannini (founder of Bank of America) did something else unheard of in the stodgy, elitist banking community of his day--advertise. . . . In 1907 . . . introduced advertising that was probably banking's first branding campaign. The bank took the `ice' out of service read one early ad. We endeavor to treat every depositor just as we would like to be treated."

                     **** Graphic Advertisement OMITTED ****

                 **** Lake Forest Bank & Trust Logo OMITTED ****

Our story officially began in December 1991 when a group of local residents, business people and experienced bankers decided that there was a real need for an independent community bank in Lake Forest, Illinois. All of the local financial institutions had been taken over by big banks. Decisions were made for the betterment of the bank's profitability at the expense of the customer.

Operating out of a small storefront on Western Avenue in downtown Lake Forest with no customers, but armed with a firm belief in the philosophy of offering superior customer service by a locally run community bank, Lake Forest Bank & Trust ran our first ad.

Approximately 30,000 customer households and almost $1,700,000,000 in assets later, the idea of a small community bank has blossomed into one of the fastest growing community bank groups in the country. Here are some of our highlights:

o    Eight  year-old  community  focused  banking  organization

o    Six de novo community banks with 25 locations

o    Located in Chicago's most affluent markets

o    Wintrust Asset Management Company (trust and investments)

o    First Insurance Funding Corp. (commercial premium finance)

o    Tricom, Inc. (payroll funding and administrative services)

o    Fastest growing de novo bank group in Illinois

        **** Map of Wintrust Financial Corporation Locations OMITTED ****

YEAR IN REVIEW

1999 Highlights

Wintrust has had a terrific year. We have a lot of good news to talk about. Here is a short listing of some of your Company's accomplishments in 1999:

o    Wintrust generated record earnings for the year, up 51%.

o Our 1999 pre-tax operating earnings increased 201% over 1998 and were over 13 times higher than in 1997.

o During 1999, we grew our assets by 25% over a year ago and since the inception of the first bank in December 1991, our annual compound growth rate has been 54%.

o Accordingly, we continue to be one of the fastest growing de novo bank groups in the country, not only in assets, but in earnings as well.

o Our return on average equity increased 33% for the year and it stood at 12.66% for the fourth quarter of 1999.

o During 1999, all of our community banks reached record asset levels and improved upon their profitability.

o First Insurance Funding had record growth in premium finance receivables volume. We now are one of the top five premium finance companies in the industry.

o Wintrust Asset Management, our trust and investment subsidiary, increased its assets under management to $442 million from $273 million at the end of 1998.

o In October, we acquired Tricom, Inc. which adds another earning asset niche, bolsters our fee revenue and is accretive to our earnings per share.

o Our asset quality remains strong, as the level of non-performing assets is very manageable and favorable compared to our peer group.

o We recently announced the commencement of dividend payments with our first ever semi-annual cash dividend of $0.05 per common share paid in February 2000.

o Believing our stock to be undervalued, your Board of Directors also recently announced its approval of a stock buyback program authorizing the purchase of up to 300,000 shares of the Company's common stock.


              **** Five Year Deposit Growth Bar Chart OMITTED ****

THE "BIG MO"

We are truly pleased with the progress made in 1999 and think we have significant momentum to carry us forward into the coming years. You can feel it in our community banks and the offices of First Insurance Funding, Wintrust
Asset Management and Tricom. You can feel it in hallways around our organization. We have "turned the corner" so to speak and are looking forward to a very strong 2000.

OUR HIDDEN EARNINGS POTENTIAL IS STARTING TO SHINE.

The true indicator of our performance can be seen in the comparison of pre-tax earnings. Prior to 1999, a large portion of our net income was a result of recording prior net operating tax loss benefits. However, in 1999, our pre-tax operating earnings reached $14.2 million, an increase of $9.4 million, or 201%, over the same twelve-month period a year ago, and an increase of $13.1 million or 13 times over the 1997 pre-tax earnings level. This clearly illustrates how strongly our core earnings have improved.

Our strategy of investing heavily in the start-up of our de novo banks continues to pay off as our banks mature and our core earnings accelerate. Also, the acquisition of Tricom has been immediately accretive to our bottom line since its addition in October 1999.

OUR FOURTH QUARTER "RUN RATE" INDICATES EVEN GREATER EARNINGS GROWTH.

As one of the few bank groups in the country that is aggressively growing both assets and earnings, looking at our "total year" numbers is somewhat misleading and can understate our true performance. If we were to annualize the fourth quarter's net income and earnings per share and project those out for a year, here's where we stand before any improvement in performance:

o    Net after-tax income of $11.2 million

o    Diluted earnings per share of $1.28

This would represent a 19% pro-forma increase in net income and a 16% pro-forma increase in earnings per share over 1999 results, before any improvement. Most companies would be happy with those increases in year-over-year results but we have plans to continue to grow the earnings at a higher rate. If we were to factor in growth, which is reasonable given our track record, the continued maturation of our young franchise and the positive impact that the Tricom acquisition is expected to have on our results, we conclude that Wintrust Financial Corporation should have another impressive year in 2000.

      **** 1999 Quarterly Earnings Per Share Growth Bar Chart OMITTED ****

WHY IS BEING "ASSET DRIVEN" SUCH AN IMPORTANT ADVANTAGE?

During 1999, we accomplished our objective of becoming an "asset driven" organization. That is, the generation of loans is outpacing our growth in deposits. This is beneficial to the Company because it allows us to immediately invest new deposit dollars in loans which bear higher interest rates than alternative short-term investments. Being asset driven also allows us to be more competitive in designated markets where we want to increase market share because we are generating sufficient higher yielding assets to invest the new deposits.

Because of our strong loan generation during 1999, we were able to provide the banks with additional liquidity by selling approximately $69 million of premium finance receivables to an unrelated financial institution at a pre-tax gain of over $1.0 million. We anticipate continuing this practice in the future as we balance growth and earnings.

Being asset driven also allows us to grow to a size that most community banks can never reach. We think the typical community bank can generate local consumer and small business loans that represent about 50-60% of their deposit base without compromising credit quality. We are able to augment our community banks' loan portfolios with additional earning assets generated by our specialty finance niches. This not only allows us to improve the profitability of our community banks by optimizing their earning asset base, but also allows them to diversify their loan portfolios. Our ability to compete in the future will be materially aided by this asset strategy.

                **** Five Year Loan Growth Bar Chart OMITTED ****

We currently generate additional loan volume from the following specialty asset niches:

o    Commercial premium finance lending

o    Temporary staffing industry financing

o    Indirect auto lending

o    Equipment leasing

o    Condominium association lending

o    Mortgage warehouse lending

We are also investigating additional specialty lending areas either by de novo start-up or acquisition.

PERFORMANCE VERSUS GOALS

We have set high standards for the Company and we want to be held accountable for our performance and the attainment of our goals. Here are the "high performing bank" goals that we have set for the Company and by which you should measure us:

o    Core Net Interest Margin of 4 - 4 1/2 %

o    Net Overhead Ratio of 1 1/2 - 2 %

o    Return on Assets of 1 1/2 %

o    Return on Equity of 20 - 25 %

The table below tracks the performance of these goals and our asset quality for each of the quarters in 1999 as well as the fourth quarter of 1998. We have generally experienced improvement in these performance measures and have actually surpassed some of our goals already in our more established banks.


NET INTEREST MARGIN
Growing the net interest margin continues to be our biggest challenge, especially in a period of rising interest rates. During 1999, the prime rate increased three times (and twice again through March 2000) and yields on U.S. Treasury bills steadily increased necessitating the need to raise certain variable deposit rates. This put increasing pressure on our net interest margin as our portfolio of assets generally takes longer to re-price than our deposit base. Over time, however, we believe that higher interest rates will be helpful to us in creating a higher net interest margin.

            **** Four Year Net Interest Margin Bar Chart OMITTED ****


Controlling our funding costs and continuing to be a strong originator of a diversified loan portfolio is key to us achieving our net interest margin goal. Recently, our purchase of Tricom and the Company's new Community Advantage(TM) specialty asset generation program that provides lending and deposit services to condominium, homeowner and community associations have assisted in improving our net interest margin. These new sources of business will provide good growth for our organization and diversify our loan portfolio.


NET OVERHEAD RATIO

We have worked hard to improve upon our cost control results. During the third quarter of 1999, we attained our goal of operating at a net overhead ratio of less than 2%. And in the fourth quarter we improved on that performance measure even more. As we continue to grow into our existing overhead, we more efficiently leverage our facilities and staff.

                                                                                Quarter Ended
                                               --------------------------------------------------------------------------------
                                                December 31,      September 30,      June 30,       March 31,      December 31,
                                                   1999              1999             1999           1999              1998
                                               --------------------------------------------------------------------------------
Core Net Interest Margin (1)                       3.65%             3.59%            3.62%           3.66%            3.41%
Net Overhead Ratio                                 1.89%             1.91%            2.04%           2.17%            2.24%
Return on Average Equity                          12.66%            12.46%           11.55%           9.75%           11.09%
Return on Average Assets                           0.68%             0.65%            0.62%           0.55%            0.63%
Non-Performing Assets
   as a percent of total assets                    0.41%             0.38%            0.33%           0.37%            0.45%
Non-Performing Core Banking Loans as
   a percent of Total Core Banking Loans           0.32%             0.29%            0.28%           0.28%            0.38%
===============================================================================================================================

(1) By definition, our Core Net Interest Margin excludes certain discretionary investment leveraging transactions and the net impact of the Company's 9.00% Cumulative Trust Preferred Securities offering.

            **** Four Year Net Overhead Ratio Bar Chart OMITTED ****

ASSET QUALITY
Your management understands that maintaining good credit quality is extremely important to overall profitability. To that end, we are pleased to report that non-performing asset levels remain relatively low. In fact, less than 30 credits comprise the core non-performing loans total. The small number of such non-performing loans allows management to effectively monitor the status of these credits. Careful underwriting of loans and diversification of credit risks contributes to the low level of problem loans.


RETURN ON EQUITY
Given the progress noted above, our earnings have improved and our annual return on equity has increased to 11.6% in 1999, up from 8.7% in 1998. By balancing both growth and profitability, we should continue to make progress towards attaining our financial goals.


ADDITIONAL COMMON EQUITY WAS RAISED
In November 1999, we completed a private placement of 352,942 shares of additional common stock. The shares sold were priced at market and raised net proceeds of approximately $6 million. This offering was a cost-effective way to raise core capital needed for continued growth of our young company. We are committed to maintaining an efficient capital structure as we go forward.

        **** Five Year Total Shareholders' Equity Bar Chart OMITTED ****

WINTRUST DECLARES ITS FIRST DIVIDEND
In January 2000, the Wintrust Board of Directors approved the first semi-annual cash dividend in the amount of $0.05 per share. The dividend was paid in February to shareholders of record as of February 10, 2000. This dividend was possible as a result of our increasing profitability levels and we are pleased to be commencing the payment of dividends. Annualized, this dividend payment represents about 9% of 1999's earnings. While most mature banking companies pay higher levels of dividends, as a younger, growth oriented company, we still intend to retain the majority of our earnings to fund future growth and continue to build our franchise. There are still too many good opportunities for future growth and profitability to stop investing in our expansion now.


STOCK BUYBACK HAS BEEN AUTHORIZED
Also in January 2000, the Wintrust Board approved a stock buyback program authorizing the purchase of up to 300,000 shares, or approximately 3%, of the Company's common stock in open market or privately negotiated transactions. Repurchased shares will be available for issuance under the Company's stock incentive plan, employee stock purchase plan and other corporate purposes. Such purchases, at a time when our stock is statistically cheap, would augment shareholder value.


WHAT'S HAPPENING AT THE BANKS AND NON-BANK SUBSIDIARIES?
Lake Forest Bank & Trust celebrated its eighth birthday in 1999. Total assets reached $499 million, up 13% versus a year ago. This strengthens our position as the number two bank in the market. The bank's newest facility, Bank of Highwood-Fort Sheridan, recently opened. LFB&T now operates seven facilities in the area including West Lake Forest, Lake Bluff, Highwood and drive-through facilities.

           **** Picture of Hinsdale Bank & Trust's Staff OMITTED ****

Hinsdale Bank & Trust enjoyed its sixth year of operation, while its Clarendon Hills branch (Clarendon Hills Bank) celebrated its third birthday and its Western Springs branch (The Community Bank of Western Springs) is now two years old.

Total assets increased 25% to $350 million. In total, the bank operates four facilities including a drive-through/walk-up in downtown Hinsdale. In 2000, we anticipate opening a separate drive-through/walk-up remote ATM across the railroad tracks from the Clarendon Hills Bank and a new branch in another nearby community.

     **** Picture of North Shore Community Bank & Trust's Staff OMITTED ****

North Shore Community Bank & Trust reached $360 million in total assets, up 22% from last year, while it celebrated its fifth birthday. The bank operates seven facilities in the affluent north shore markets of Wilmette, Winnetka, Glencoe and now Skokie. Its newest branch was opened in October 1999 in the heart of Skokie. It has a perfect location with two other big banks located on opposite corners. That makes it even easier for the big bank refugees to find our safe haven!

         **** Picture of Libertyville Bank & Trust's Staff OMITTED ****

Libertyville Bank & Trust, our fourth community bank in its fourth year of operation, increased its assets by 18% to $219 million. LB&T added its third facility in late 1998 when it opened its new walk-in office in southern Libertyville and is planning to open a new branch in a nearby community in 2000.

          **** Picture of Barrington Bank & Trust's Staff OMITTED ****

Barrington Bank & Trust experienced terrific growth in only its third full year of operation. Total assets reached $177 million, an increase of 48% versus a year ago. In addition to growing its core banking business, this bank enjoyed growth from the development of the previously mentioned Community Advantage(TM) program. BB&T is also planning to open a new branch during the latter half of 2000.

         **** Picture of Crystal Lake Bank & Trust's Staff OMITTED ****

Crystal Lake Bank & Trust, our youngest bank, turned the ripe old age of two in late 1999. Its assets reached $89 million in 1999, up 68% versus a year ago. In September 1999, they opened a new full service facility in south Crystal Lake and now have a total of three facilities.


WINTRUST ASSET MANAGEMENT COMPANY
Wintrust Asset Management Company, our trust and investment subsidiary, continues to increase its assets under management and is showing improvement towards profitability. By the end of the fourth quarter of 1999, assets under management were just over $440 million.

   **** Picture of Wintrust Asset Management Officer with Client OMITTED ****

For the year, Wintrust Asset Management generated approximately $1.2 million in fee income and is now generating in excess of $120,000 in monthly fee income. Revenue generated from our trust and investment activities is an important source of fee income that will help Wintrust diversify its revenue base.

We have  assembled  a very  qualified  staff  of  experienced  trust,  financial planning, administrative and investment professionals at Wintrust Asset Management Company and they are poised to move the business to a higher level of growth in assets under management.

              **** First Insurance Funding Corp. Logo OMITTED ****

HO-HUM.
FIRST INSURANCE FUNDING CORP. HAD ANOTHER RECORD YEAR.
Coming off its third year of better than thirty percent annual growth, FIRST Insurance Funding Corp. had a remarkable 1999. With approximately $690 million in volume for the twelve months ending December 31, 1999, FIRST's volume grew by 40% over 1998. This record growth comes as a result of continued investments in technology, improved efficiency, and targeted sales and marketing. This growth, coupled with increased automation, reduced per unit costs. In 2000, we expect continued expansion that will be sourced from internal growth and from our alliance with Premium Finance Holdings, a sales organization with which FIRST recently entered into a joint marketing agreement.

Additional growth will come from FIRST's pursuit of alternate distribution channels, national endorsements and continued investments in technology and automation.

Also in 2000, FIRST will be moving into a new headquarters building that was purchased in Northbrook, Illinois. This will lower their occupancy cost and provide much needed room for growth.

FIRST's new internet initiative will bring its customers a host of services currently unavailable in the premium finance industry. The improved service and accessibility offered by this new web site will allow FIRST's customers to more easily and efficiently quote, process and record loans, helping FIRST maintain its low overhead costs while growing its business. And providing financial services to the agents and the agent's customers is a value-added benefit that FIRST can offer.

                      **** Tricom Funding Logo OMITTED ****

OUR NEWEST FAMILY MEMBER -- TRICOM, INC.
Milwaukee-based Tricom, Inc. provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to clients in the temporary staffing industry. In October 1999, we purchased 100% of the common stock of Tricom and are now proud to have them operating as a member of the Wintrust family.

By virtue of Wintrust's funding resources, we can provide Tricom with additional capital needed to expand its lending services in a national market. Tricom's revenue is derived primarily from interest income from lending activities and
fee  revenue  from  administrative   services  provided  to  its  clients.   The
acquisition is consistent with our stated strategy of adding a variety of diversified earning asset and fee-based business niches to augment our community-based banking revenues.

1999 was a year when many new highs were recorded at Tricom, from new revenue and profitability highs to record numbers of clients served and checks processed. Year-end W-2's processed grew to 70,000 this year, almost 17% above last year's record of 60,000. The 400,000+ payroll checks processed, also a new high, meant that each week over 8,000 temporary help workers from around the country received their paychecks from us. Tricom's staff expanded to over 50 full time people for the first time in its history. Outstanding receivables exceeded $20 million during 1999 for the first time in Tricom's nine year history leading to historically high revenue levels.

This acquisition is anticipated to be accretive by at least $0.08 per diluted common share in the first full year subsequent to the closing date, and accretive by at least $0.14 per diluted common share if the transaction is evaluated based on cash basis earnings per share.

This has been a growing business throughout the economic cycle, and the potential for further growth is outstanding. The credit loss experience of Tricom's strong management team has been excellent. We are very pleased to have Tricom as part of the Wintrust team and look forward to their contributions in the years to come.

WHERE WE ARE GOING

GROWTH STRATEGIES THAT WORK
Wintrust is one of the fastest growing publicly traded bank groups in the country. Future growth will come from a variety of current strategies that have proven successful and from new strategies:

o Growing our current franchises by adding new customers (increased market share) and new branches (new markets);

o Introducing new de novo banks in high opportunity markets that contain the right mix of demographic and competitive variables (high wealth, high big bank competition, low community bank competition);

o    Acquiring existing community banks in high opportunity markets;

o Acquiring financial services firms to expand our portfolio of asset niches and fee revenues; and,

o Utilizing the internet as a new distribution vehicle for current products and a portal to marketing and distributing new products.

DE NOVO GROWTH STRATEGY
Opportunities for growing our current community bank franchises are still very strong. 1999 was yet another year filled with big bank mergers and consolidations. These mergers and consolidations are causing more standardized products, poorer service, higher fees and many more upset big bank customers.

The big banks' shortcomings should continue to generate incremental business and market share growth for our community banks in the years to come.

Advertisements targeted at our larger competitors often resonate with people who have experienced bad service and high charges at big banks. We continue to get a steady stream of big bank refugees from our big bank competitors. Maybe we should have thanked them in the opening of our shareholder letter as well!

                     **** Graphic Advertisement OMITTED ****

GROWTH BY ACQUISITION
We continue to have conversations with numerous Chicagoland community banks with the goal of merging their community-based bank or branches into the Wintrust family of banks. We believe we are a logical partner for many smaller community banks because of our operating style and the fact that we would allow the bank to continue to operate locally with community bank flair.

We also continually look to add earning asset niche or fee generation businesses, either as de novo operations or through acquisition (e.g. Wintrust Asset Management and Tricom). This type of growth will add diversified earning asset and fee-based business revenues to supplement Wintrust's core banking revenues.

Your management team and Board of Directors are dedicated to being disciplined with regard to pricing potential acquisitions to be accretive to earnings per share. We have rejected several acquisition opportunities that did not meet our pricing objectives.

We will not acquire financial institutions just for the sake of growth through acquisition. Acquisition growth will need to fill strategic goals as to franchise location, additional diversified earning asset niches, fee-based business niches to supplement Wintrust's banking revenues or other meaningful objectives. We will keep evaluating opportunities and will update you regularly on our progress.

         **** Picture of Homepage of www.barringtonbank.com OMITTED ****

IMPORTANT INTERNET INITIATIVES
We also have a unique three-pronged internet strategy that is feasible given our asset-driven operating philosophy:

1. Offer community banking financial products and services to existing and new bank customers via the banks' internet web sites.

2. Offer "private label" banking and financial products via the internet to participating affinity groups. Our first such program is to offer First Insurance Funding Corp.'s network of independent insurance agents financial products for themselves and their customers.

3. Introduce a free-standing internet bank to offer banking products outside of our market area. This should allow us to obtain deposit funding at targeted rates that will assist us in managing our asset/liability position, as well as offer products through strategic alliances where we would receive fee income.


WE PUT THE .COM IN .COMMUNITY BANKING
Our six new community bank web sites that will be introduced the second quarter of 2000 are among the most sophisticated internet banking services of any community bank, and rival what the big banks have to offer.

All six of our community banks have their own web sites. You can find them at the following addresses on the world wide web:

   o lakeforestbank.com
   o hinsdalebank.com
   o nscbank.com
   o libertyvillebank.com
   o barringtonbank.com
   o crystallakebank.com

       **** Picture of Inside page of www.barringtonbank.com OMITTED ****

Via these sites, we offer or will offer a number of high tech services and features including:

o Easy-to-use drop down navigation system that gets you where you want to go in two clicks or less

o    Quick-load construction so pages can be accessed very quickly

o On-line applications and e-mail help screens so products can be opened on-line

o Convenient on-line bill pay that lets you quickly pay bills for less than the cost of a stamp

o Instant access to your Wintrust Asset Management trust and investment accounts so you can look up current account status

o    Value-added   "Community   Info"  section  that  includes  a  comprehensive
     community calendar and important community internet links.

In our communities, we want to be the source of community information and services. In doing so, we will provide value-added service for our current customers and hope to bring non-customers into our bank site. Look for other value-added community services to be added soon.


SOPHISTICATED SECURITY SYSTEMS
Our on-line Banking, Bill Pay and Trust/Investments are accurate and secure. We use the most advanced software and systems available that are protected by state of the art encryption, firewalls and confidential personal passwords. A personal password, combined with our state-of-the-art software, prohibits any outside parties from acquiring any data.


BEST CUSTOMER SERVICE, BAR NONE, ON THE INTERNET
Since superior customer service is an integral part of our mission, we believe providing unsurpassed back office customer service support is also critical to making our internet banking a success. To that end, we have developed an internet operations/customer service group that will be responsible for servicing our new bank web sites. While most of our customers want the benefits of our old-fashioned banking service, there is a growing demand to provide these same services via the convenience of the internet. Our banks will be leaders in this area as well.


FIRST INSURANCE FUNDING'S WEB SITE
A new web site was also launched in December 1999 for First Insurance Funding Corp. which offers internet access for the following services:

o    Information about products & services

o    Agent access to a summary of their customer's accounts

o    On-line quoting

o    Download/upgrade of First's proprietary software

o    Customers can access their account statement

                  **** Picture of FIRST's Web Site OMITTED ****

BUILDING "VALUE" FOR THE FUTURE
Wintrust is still a very young company that is focusing on building value from two different perspectives. The first is "franchise value" which is based on building long-term shareholder value by creating de novo community bank franchises, growing them rapidly to achieve critical mass market share and then improving profitability as they mature and growth slows. This franchise value will very likely be supplemented by strategic acquisitions of other financial institutions or financial service companies in the future.

The second type of value we strive for is "earnings value" which is the standard way a company is measured by the investment community. Our earnings value has been diluted by the investments we have made in our early years in building the company. However, we believe Wintrust has significant hidden stored earnings potential due to the earnings burden of our start-up banks and trust company.


OUR HIDDEN EARNINGS POTENTIAL
As you look at the asset and earnings growth trends of our six community banks, they are all marching along a similar path of continued improvement as they mature. If you were to project all the banks out to nine years (the current age of our oldest bank franchise) one would see a vastly improved picture in terms of financial returns.

Investors in bank stocks are not accustomed to analyzing the potential of "growth" companies, since most banks are not growing as rapidly as Wintrust, except through acquisition. We need to help them realize the hidden earnings potential of Wintrust's young franchises.


STOCK PRICE PERFORMANCE
Over the past two years, Wintrust Financial Corporation had significant annual growth in net income, net revenues and assets, solid credit quality, improving cost efficiencies and a unique story to tell. Given these results, one would expect that our stock price would be significantly ahead of its level of one year ago. Unfortunately, it is not. Our stock price has performed in line with a declining Nasdaq Bank Index despite our well above average growth record. Rather, the market has favored high technology, internet, and ".com" companies.

As Vestor Capital said in January 2000,

     "We view the current speculative behavior as a sideshow to fundamental investing and we know it is only a matter of time before this speculative bubble will burst. With all the attention on technology companies, we continue to identify attractive investment opportunities in other business sectors. By sticking with our fundamental investment discipline, we are confident the attractively valued, well managed businesses we own in our clients' and our own portfolios will continue to thrive, grow in value and be appropriately recognized by the marketplace as the speculative focus on technology stocks eventually subsides."

Take  heart  fellow  shareholders,   companies  historically  are  rewarded  for
consistent growth in profits and we think the market will recognize our performance as we continue to post positive trends.

And finally, all the senior officers of Wintrust and our subsidiaries have invested significant amounts of their personal resources in the Company in addition to having stock options. Our management, bank directors and their families own over 25% of our outstanding stock, so making Wintrust a rewarding investment is a high priority. We are in this for the long haul, looking to maximize long-term shareholder value.


INVESTOR RELATIONS PROGRAM
We also continue to make presentations at investor conferences, provide interviews to financial publications, distribute investor packages to interested investors through various programs, and make presentations to interested institutional buyers. We believe that communicating our story is important to creating awareness about our Company and thereby creating demand for our stock.

The launch of our three new internet initiatives also represent significant opportunities for us to generate some positive awareness in a ".com" arena that offers great potential. We continue to have a terrific story to tell.

Currently, six respected investment firms are writing research on Wintrust and all are recommending the purchase of Wintrust common stock.

   o ABN AMRO Incorporated
   o Advest, Inc.
   o First Union Securities, Inc.
   o Howe Barnes Investments, Inc.
   o Keefe, Bruyette & Woods, Inc.
   o U.S. Bancorp Piper Jaffray

                     **** Graphic Advertisement OMITTED ****

CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)
============================================================================================================================
                                                                                                  DECEMBER 31,
                                                                                  ------------------------------------------
                                                                                       1999                         1998
                                                                                  ------------------------------------------
ASSETS
Cash and due from banks                                                           $      53,066                     33,924
Federal funds sold                                                                       28,231                     18,539
Interest bearing deposits with banks                                                      2,547                      7,863
Available-for-Sale securities, at fair value                                            205,795                    209,119
Held-to-Maturity securities, at amortized cost, fair value of $5,001 in 1998                  -                      5,000
Loans, net of unearned income                                                         1,278,249                    992,062
   Less: Allowance for possible loan losses                                               8,783                      7,034
----------------------------------------------------------------------------------------------------------------------------
   Net loans                                                                          1,269,466                    985,028
Premises and equipment, net                                                              72,851                     56,964
Accrued interest receivable and other assets                                             35,943                     30,082
Goodwill and other intangible assets, net of accumulated
   amortization of $520 in 1999 and $258 in 1998                                         11,483                      1,529
----------------------------------------------------------------------------------------------------------------------------

   Total assets                                                                     $ 1,679,382                  1,348,048
============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
 Non-interest bearing                                                              $    154,034                    131,309
 Interest bearing                                                                     1,309,588                  1,097,845
----------------------------------------------------------------------------------------------------------------------------
   Total  deposits                                                                    1,463,622                  1,229,154

Short-term borrowings                                                                    59,843                          -
Notes payable                                                                             8,350                          -
Long-term debt - trust preferred securities                                              31,050                     31,050
Accrued interest payable and other liabilities                                           23,570                     12,639
----------------------------------------------------------------------------------------------------------------------------

   Total liabilities                                                                  1,586,435                  1,272,843
----------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated as Junior Serial  Preferred Stock A; no shares issued
     and outstanding at December 31, 1999 and 1998                                            -                          -
   Common stock, no par value; $1.00 stated value; 30,000,000 shares authorized;
     8,770,805 and 8,149,946 issued and outstanding at December 31,
     1999 and 1998, respectively                                                          8,771                      8,150
   Surplus                                                                               82,792                     72,878
   Common stock warrants                                                                    100                        100
   Retained earnings (deficit)                                                            3,555                     (5,872)
   Accumulated other comprehensive loss                                                  (2,271)                       (51)
----------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                          92,947                     75,205
----------------------------------------------------------------------------------------------------------------------------

     Total liabilities and shareholders' equity                                     $ 1,679,382                  1,348,048
============================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
============================================================================================================================
                                                                                          YEARS ENDED DECEMBER 31,
                                                                               ---------------------------------------------
                                                                                   1999              1998            1997
                                                                               ---------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                                   $  97,270            75,369          56,066
  Interest bearing deposits with banks                                               204             2,283           1,764
  Federal funds sold                                                               1,536             2,327           3,493
  Securities                                                                      10,321             8,000           3,788
----------------------------------------------------------------------------------------------------------------------------
     Total interest income                                                       109,331            87,979          65,111
----------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
  Interest on deposits                                                            56,026            49,069          37,375
  Interest on short-term borrowings and notes payable                              2,633             1,399             964
  Interest on long-term debt - trust preferred securities                          2,938               747               -
----------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                       61,597            51,215          38,339
----------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                               47,734            36,764          26,772
Provision for possible loan losses                                                 3,713             4,297           3,404
----------------------------------------------------------------------------------------------------------------------------

     Net interest income after provision for possible loan losses                 44,021            32,467          23,368
----------------------------------------------------------------------------------------------------------------------------

NON-INTEREST INCOME
  Fees on mortgage loans sold                                                      3,206             5,569           2,341
  Service charges on deposit accounts                                              1,562             1,065             724
  Trust fees                                                                       1,171               788             626
  Gain on sale of premium finance receivables                                      1,033                 -               -
  Administrative services revenue                                                    996                 -               -
  Net securities gains                                                                 5                 -             111
  Other                                                                            1,835               653           1,142
----------------------------------------------------------------------------------------------------------------------------
     Total non-interest income                                                     9,808             8,075           4,944
----------------------------------------------------------------------------------------------------------------------------

NON-INTEREST EXPENSE
  Salaries and employee benefits                                                  20,808            18,944          14,204
  Equipment expense                                                                3,199             2,221           1,713
  Occupancy, net                                                                   2,991             2,435           1,896
  Data processing                                                                  2,169             1,676           1,337
  Advertising and marketing                                                        1,402             1,612           1,309
  Professional fees                                                                1,203             1,654           1,343
  Amortization of intangibles                                                        251               120             100
  Other                                                                            7,655             7,171           5,352
----------------------------------------------------------------------------------------------------------------------------
     Total non-interest expense                                                   39,678            35,833          27,254
----------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                        14,151             4,709           1,058
Income tax expense (benefit)                                                       4,724            (1,536)         (3,788)
----------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                    $    9,427             6,245           4,846
============================================================================================================================

NET INCOME PER COMMON SHARE - BASIC                                           $     1.14              0.77            0.62
NET INCOME PER COMMON SHARE - DILUTED                                         $     1.10              0.74            0.60
============================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)
===================================================================================================================================
                                                                                                            ACCUMULATED
                                               COMPRE-                                                         OTHER
                                               HENSIVE                                   COMMON   RETAINED COMPREHENSIVE  TOTAL
                                               INCOME    PREFERRED  COMMON               STOCK     EARNINGS   INCOME  SHAREHOLDERS'
                                               (LOSS)      STOCK     STOCK     SURPLUS  WARRANTS   (DEFICIT)  (LOSS)     EQUITY
                                            ---------------------------------------------------------------------------------------
Balance at December 31, 1996                             $     -      6,603    52,871        100    (16,963)        9     42,620

Comprehensive Income:
   Net income                               $   4,846          -          -         -          -      4,846         -      4,846
   Other comprehensive income, net of tax:
   Unrealized gains on securities, net of
      reclassification adjustment                  34          -          -         -          -          -        34         34
                                            ----------
Comprehensive Income                            4,880
Common stock issued upon
  exercise of stock options                                    -        118       846         -           -         -        964
Common stock offering                                          -      1,397    18,929         -           -         -     20,326
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                   -      8,118    72,646        100    (12,117)       43     68,790

Comprehensive Income:
   Net income                                   6,245          -          -         -          -      6,245         -      6,245
   Other comprehensive loss, net of tax:
   Unrealized losses on securities, net of
      reclassification adjustment                 (94)         -          -         -          -          -       (94)       (94)
                                            ----------
Comprehensive Income                            6,151
Common stock issued upon
  exercise of stock options                                    -         32       232          -          -         -        264
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                   -      8,150    72,878        100     (5,872)      (51)    75,205

Comprehensive Income:
   Net income                                   9,427          -          -         -          -      9,427         -      9,427
   Other comprehensive loss, net of tax:
   Unrealized losses on securities, net of
      reclassification adjustment              (2,220)         -          -         -          -          -    (2,220)    (2,220)
                                            ----------
Comprehensive Income                        $   7,207
Common stock issuance, net of costs                            -        581      9,403         -          -          -     9,984
Common stock issued upon
  exercise of stock options                                    -         32        371         -          -          -       403
Common stock issued through
  employee stock purchase plan                                 -          8        140         -          -          -       148
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                             $     -      8,771     82,792       100      3,555     (2,271)   92,947
===================================================================================================================================


                                                                                            YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------------------
Disclosure of reclassification amount and income tax impact:                        1999              1998            1997
                                                                             -------------------------------------------------
   Unrealized holding gains (losses) arising during the year                 $    (3,460)             (153)            166
   Less:  Reclassification adjustment for gains included in net income                 5                -              111
   Less:  Income tax expense (benefit)                                            (1,245)              (59)             21
------------------------------------------------------------------------------------------------------------------------------
   Net unrealized gains (losses)                                             $    (2,220)              (94)             34
==============================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
==============================================================================================================================
                                                                                             YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------------------
                                                                                    1999              1998            1997
                                                                             -------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                                 $     9,427             6,245           4,846
  Adjustments to reconcile net income to net cash
     used for, or provided by, operating activities:
  Provision for possible loan losses                                               3,713             4,297           3,404
  Depreciation and amortization                                                    4,246             2,952           2,394
  Deferred income tax benefit                                                       (835)           (1,961)         (3,788)
  Net (accretion) amortization of securities                                        (490)             (340)           (670)
  Originations of mortgage loans held for sale                                  (263,857)         (399,007)       (171,960)
  Proceeds from sales of mortgage loans held for sale                            273,765           390,528         171,192
  Gain on sale of premium finance receivables                                     (1,033)                -               -
  Purchase of trading securities                                                  (5,558)                -               -
  Proceeds from sale of trading securities                                         5,567                 -               -
  Gain on sale of trading securities                                                  (9)                -               -
  Gain on sale of Available-for-Sale securities                                      (19)                -            (111)
  Loss on sale of Available-for-Sale securities                                       14                 -               -
  (Increase) decrease in other assets, net                                        (3,585)          (12,603)          5,189
  Increase (decrease) in other liabilities, net                                    5,580             1,625          (5,224)
------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                              26,926            (8,264)          5,272
------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
  Proceeds from maturities of Available-for-Sale securities                      368,889           481,297          92,336
  Proceeds from maturities of Held-to-Maturity securities                          5,000                 -              -
  Proceeds from sales of Available-for-Sale securities                            15,166                -              420
  Purchases of Available-for-Sale securities                                    (383,723)         (588,296)       (124,522)
  Proceeds from sales of premium finance receivables                              68,875                 -               -
  Acquisition of Tricom, Inc. of Milwaukee, net of cash acquired                  (4,227)                -               -
  Net decrease (increase) in interest bearing deposits with banks                  5,316            77,237         (66,368)
  Net increase in loans                                                         (346,778)         (273,918)       (221,239)
  Purchases of premises and equipment, net                                       (17,217)          (15,459)        (16,063)
------------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                          (288,699)         (319,139)       (335,436)
------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
  Increase in deposit accounts                                                   234,468           311,453         299,672
  Increase (decrease) in short-term borrowings, net                               41,254           (35,493)         28,435
  Increase (decrease) in notes payable, net                                        8,350           (20,402)         (1,655)
  Proceeds from trust preferred securities offering                                    -            31,050              -
  Issuance of common stock, net of issuance costs and fractional shares            5,984                -           20,326
  Common stock issued upon exercise of stock options                                 403               264             964
  Common stock issued through employee stock purchase plan                           148                -                -
------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        290,607           286,872         347,742
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              28,834           (40,531)         17,578
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    52,463            92,994          75,416
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $   81,297            52,463          92,994
==============================================================================================================================

SUPPLEMENTAL  DISCLOSURES  OF CASH FLOW  INFORMATION:
  Cash paid during the year for:
     Interest                                                                 $   60,667            51,158          37,499
     Income taxes                                                                  4,241               787              -
  Acquisition of Tricom, Inc. of Milwaukee:
     Fair value of assets acquired                                                22,116                 -              -
     Goodwill recorded from acquisition                                           10,052                -                -
     Fair value of liabilities assumed                                            23,941                -                -

NON-CASH INVESTING ACTIVITIES:
  Common stock issued for acquisition of Tricom, Inc. of Milwaukee                 4,000                 -               -
  Transfer to other real estate owned from loans                                       -               587               -
==============================================================================================================================

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

Description of the Business

Wintrust is a financial services holding company currently engaged in the business of providing community banking services, trust and investment services, commercial insurance premium financing, short-term accounts receivable financing, and certain administrative services, such as data processing of payrolls, billing and cash management services. Wintrust provides banking services to customers in the Chicago metropolitan area through its six wholly-owned banking subsidiaries (collectively, "Banks"), all of which started as de novo institutions, including Lake Forest Bank & Trust Company ("Lake Forest Bank"), Hinsdale Bank & Trust Company ("Hinsdale Bank"), North Shore Community Bank & Trust Company ("North Shore Bank"), Libertyville Bank & Trust Company ("Libertyville Bank"), Barrington Bank & Trust Company, N.A. ("Barrington Bank") and Crystal Lake Bank & Trust Company, N.A. ("Crystal Lake Bank"). On September 30, 1998, Wintrust began providing trust and investment services at each of the Wintrust banks through Wintrust Asset Management Company, N.A. ("WAMC"). Previously, the Company provided trust services through the trust department of Lake Forest Bank. The Company provides financing for the payment of commercial insurance premiums ("premium finance receivables"), on a national basis, through First Insurance Funding Corporation ("FIFC"), a wholly-owned subsidiary of Crabtree Capital Corporation ("Crabtree") which is a wholly-owned subsidiary of Lake Forest Bank. On October 26, 1999, Hinsdale Bank acquired Tricom, Inc. of Milwaukee ("Tricom"), a provider of short-term accounts receivable financing ("Tricom finance receivables") and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States.

Principles of Consolidation

The consolidated financial statements of Wintrust have been prepared in conformity with generally accepted accounting principles and prevailing practices of the banking industry. Intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Securities

The Company classifies securities in one of three categories: trading, held-to-maturity, or available-for-sale. Trading securities are bought principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and positive intent to hold the security until maturity. All other securities are currently classified as available-for-sale as they may be sold prior to maturity.

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

Trading account securities are stated at fair value; however, the Company did not maintain any trading account securities at December 31, 1999, 1998 or 1997. Trading account income or loss is included in other non-interest income.

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


Loans and Allowance for Possible Loan Losses

Loans, which include lease financing, premium finance receivables and Tricom finance receivables, are recorded at the principal amount outstanding. Interest income is recognized when earned. Loan origination fees and certain direct origination costs associated with loans retained in the portfolio are deferred and amortized over the expected life of the loan as an adjustment of yield using methods that approximate the effective interest method. Finance charges on premium finance receivables are earned over the term of the loan based on actual funds outstanding, beginning with the funding date, using a method which approximates the effective yield method.

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

The allowance for possible loan losses is maintained at a level adequate to cover losses inherent in the portfolio. In estimating potential losses, the Company evaluates loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Impaired loans are generally considered by the Company to be commercial and commercial real estate loans that are non-accrual loans, restructured loans and loans with principal and/or interest at risk, even if the loan is current with all payments of principal and interest. Impairment is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the fair value of the underlying collateral. If the estimated fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for possible loan losses.

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

Intangible Assets

Goodwill, representing the cost in excess of the fair value of net assets acquired, is primarily amortized on a straight-line basis over periods of fifteen to twenty years. The Company periodically evaluates the carrying value and remaining amortization period of intangible assets and other long-lived assets for impairment, and adjusts the carrying amounts, as appropriate.

Trust Preferred Securities Offering Costs

In connection with the Company's October 1998 offering of 9.00% Cumulative Trust Preferred Securities ("Trust Preferred Securities"), approximately $1.4 million of offering costs were incurred, including underwriting fees, legal and professional fees, and other costs. These costs are included in other assets and are being amortized over a ten year period as an adjustment of interest expense using a method that approximates the effective interest method. See Note 10 for further information about the Trust Preferred Securities.

Trust Assets

Assets held in fiduciary or agency capacity for customers are not included in the consolidated financial statements as they are not assets of Wintrust or its subsidiaries. Fee income is recognized on an accrual basis for financial reporting purposes and is included as a component of non-interest income.

Income Taxes

Wintrust  files  consolidated   Federal  and  state  income  tax  returns.   The
subsidiaries provide for income taxes on a separate return basis and remit to Wintrust amounts determined to be currently payable.

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

Earnings per Share

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of this entity.

Stock Option Plans

The Company follows the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), rather than the recognition provisions of SFAS No. 123, as allowed by the statement. The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized by the Company for its stock option plans as the exercise price is equal to the market value on the option grant date. Further disclosures are presented in Note 13.

Recent Accounting Pronouncements

In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires companies to capitalize certain costs incurred in connection with internal-use software projects and is effective for fiscal years beginning after December 15, 1998, with early adoption permitted. The Company elected early adoption of SOP 98-1 as of January 1, 1998 and capitalized certain salary costs in both 1998 and 1999 related to the configuration and installation of new software and the modification of existing software that provided additional functionality. These costs are being amortized over periods of three to five years.

In April 1998, AcSEC issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities", which requires that the unamortized portion of previously capitalized start-up costs be written-off as a cumulative effect of a change in accounting principle. Subsequent to adoption of SOP 98-5, start-up and organization costs must be expensed as incurred. In the first quarter of 1999, in accordance with SOP 98-5, the Company expensed approximately $200,000 of remaining unamortized deferred organizational costs. This write-off, however, was not material to be presented as a cumulative effect of a change in accounting principle.

Beginning in 1999, all start-up and organizational costs are being expensed as incurred.

In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137 to effectively defer the implementation date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" for one year. SFAS No. 133 was issued in June 1998 and establishes, for the first time, comprehensive accounting and reporting standards for derivative instruments and hedging activities. This new standard requires that all derivative instruments be recorded in the statement of condition at fair value. The recording of the gain or loss due to changes in fair value could either be reported in earnings or as other comprehensive income in the statement of shareholders' equity, depending on the type of instrument and whether or not it is considered a hedge. With the issuance of SFAS No. 137, this standard is now effective for the Company as of January 1, 2001. The adoption of this new statement is currently not expected to have a material effect on the Company's future financial condition, results of operations, or liquidity.

(2)  SECURITIES

A summary of the securities portfolio presenting carrying amounts and gross unrealized gains and losses as of December 31, 1999 and 1998 is as follows (in thousands):

                                                DECEMBER 31, 1999                                DECEMBER 31, 1998
                                 ---------------------------------------------      ------------------------------------------
                                                  GROSS   GROSS                                    GROSS    GROSS
                                    AMORTIZED  UNREALIZEDUNREALIZED   FAIR           AMORTIZED  UNREALIZEDUNREALIZED  FAIR
                                      COST        GAINS  LOSSES       VALUE            COST        GAINS   LOSSES     VALUE
                                 ---------------------------------------------      ------------------------------------------
Held-to-maturity:
   U.S. Treasury                 $         -        -         -           -             5,000        1         -      5,001
Available-for-sale:
   U.S. Treasury                      40,587        -    (1,416)     39,171             5,650       14         -      5,664
   U.S. Government agencies           70,664        -      (480)     70,184            54,696        3        (9)    54,690
   Municipal securities                4,046        -        (8)      4,038               504        -         -        504
   Corporate notes and other          40,152        2    (1,129)     39,025           142,165        9       (72)   142,102
   Mortgage-backed securities         46,613        -      (489)     46,124                 -        -         -          -
   Federal Reserve Bank and
     Federal Home Loan Bank stock      7,253        -         -       7,253             6,159        -         -      6,159
                                 ---------------------------------------------      ------------------------------------------
   Total securities
     available-for-sale              209,315        2    (3,522)    205,795           209,174       26       (81)   209,119
                                 ---------------------------------------------      ------------------------------------------
Total securities                 $   209,315        2    (3,522)    205,795           214,174       27       (81)   214,120
==============================================================================================================================

The amortized cost and fair value of securities as of December 31, 1999 and 1998, by contractual maturity, are shown below. Contractual maturity may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without any penalties.

============================================================================================================================
                                                                December 31, 1999                        December 31, 1998
                                                          --------------------------------    ------------------------------
                                                            Amortized          Fair               Amortized          Fair
                                                               Cost           Value                  Cost            Value
                                                          --------------------------------    ------------------------------
(in thousands)
Held-to-maturity securites:
   Due in one year or less                                $       -               -                  5,000           5,001
                                                          --------------------------------    ------------------------------
Available-for-sale securities:
   Due in one year or less                                   66,020          65,841                190,001         189,977
   Due in one to five years                                  69,934          68,086                  6,693           6,662
   Due in five to ten years                                   5,949           5,904                  6,321           6,321
   Due after ten years                                       13,546          12,587                      -               -
   Mortgage-backed securities                                46,613          46,124                      -               -
   Federal Reserve Bank and Federal Home Loan Bank stock      7,253           7,253                  6,159           6,159
                                                          --------------------------------    ------------------------------
   Total available-for-sale securities                      209,315         205,795                209,174         209,119
                                                          --------------------------------    ------------------------------
Total securities                                          $ 209,315         205,795                214,174         214,120
============================================================================================================================

In 1999 and 1997, the Company had gross realized gains on sales of available-for-sale securities of $19,000 and $111,000, respectively. During 1999, gross realized losses on sales of available-for-sale securities totaled $14,000. In 1998, there were no sales of available-for-sale securities. Proceeds
from  sales  of   available-for-sale   securities  during  1999
and 1997 were $15,166,000 and $420,000, respectively. At December 31, 1999 and 1998, securities having a carrying value of $139,185,000 and $104,874,000, respectively, were pledged as collateral for public deposits, trust deposits and securities sold under agreements to repurchase.


(3)  LOANS

A  summary  of  the  loan  portfolio,   including   commercial  lease  financing
receivables, at December 31, 1999 and 1998 is as follows (in thousands):

==================================================================
                                              1999          1998
                                        --------------------------
Commercial and commercial real estate   $   485,776       366,229
Premium finance receivables                 225,239       183,165
Indirect auto                               255,434       210,137
Home equity                                 139,194       111,537
Residential real estate                     111,026        91,525
Tricom finance receivables                   17,577             -
Installment and other                        49,925        34,650
                                        --------------------------
   Total loans                            1,284,171       997,243
Less: Unearned income                         5,922         5,181
                                        --------------------------

Total loans, net of unearned income     $ 1,278,249       992,062
==================================================================

Residential mortgage loans held for sale totaled $8,123,000 and $18,031,000 at December 31, 1999 and 1998, respectively.

Certain residential real estate and home equity loans with balances totaling approximately $142.1 million at December 31, 1999 were pledged as collateral to secure the availability of borrowings from certain Federal agency banks.

Certain officers and directors of Wintrust and its subsidiaries and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans, totaling $22,148,000 and $19,791,000 at December 31, 1999 and 1998, respectively, were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers.


(4)  ALLOWANCE FOR POSSIBLE LOAN LOSSES

A summary of the allowance for possible loan losses for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):

======================================================================
                                           Year Ended December 31,
                                        ------------------------------
                                           1999      1998      1997
                                        ------------------------------
Allowance at beginning of year          $  7,034     5,116     3,636
Provision                                  3,713     4,297     3,404
Acquired allowance for loan losses           175         -         -
Charge-offs-continuing operations         (2,449)   (2,737)   (1,874)
Charge-offs-discontinued operations            -        -       (241)
Recoveries                                   310       358       191
                                        ------------------------------
Allowance at end of year                $  8,783     7,034     5,116
======================================================================
The provision for possible loan losses is charged to operations and recognized loan losses (recoveries) are charged (credited) to the allowance. At December 31, 1999, 1998 and 1997, non-accrual loans totaled $4,338,000, $3,137,000 and
$2,440,000, respectively.

At December 31, 1999, 1998 and 1997, loans that were considered to be impaired totaled $1,768,000, $1,714,000 and $1,139,000, respectively. At December 31,
1999 and 1998, impaired loans totaling $458,000 and $285,000, respectively, had allocated specific allowance for loan losses of approximately $125,000 at each year-end. There was no specific allowance for loan losses allocated for impaired loans as of December 31, 1997. The average balance of impaired loans during 1999, 1998 and 1997 was approximately $1,295,000, $4,167,000 and $990,000, respectively. During 1999 and 1998, interest income recognized on impaired loans totaled approximately $14,000 and $155,000, respectively. In 1997, this amount was insignificant. Management evaluated the value of the impaired loans primarily by using the fair value of the collateral. During 1999 and 1998, the effect of non-performing loans reduced interest income by approximately $100,000 and $197,000, respectively. During 1997, this effect was insignificant.


(5)  MORTGAGE SERVICING RIGHTS

The remaining principal balance of mortgage loans serviced for others, which are not included in the Consolidated Statements of Condition, totaled $87.1 million and $82.1 million at December 31, 1999 and 1998, respectively. The following is a summary of the changes in mortgage servicing rights for the years ended December 31, 1999, 1998 and 1997 (in thousands):

=====================================================================
                                            Year Ended December 31,
                                        -----------------------------
                                           1999      1998      1997
                                        -----------------------------
Balance at beginning of year            $   715       313       123
Servicing rights capitalized                214       577       226
Amortization of servicing rights           (281)     (175)      (36)
Valuation allowance                           -         -         -
                                        -----------------------------
Balance at end of year                  $   648       715       313
=====================================================================

(6)  PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 1999 and 1998 is as follows (in thousands):

===================================================================
                                              1999         1998
                                          -------------------------
Land                                      $  10,606         9,607
Buildings and improvements                   50,591        35,251
Furniture, equipment and
   computer software                         19,244        12,802
Equipment under leasing contracts             2,704           473
Construction in progress                      1,437         6,638
                                          -------------------------
                                             84,582        64,771
Less accumulated depreciation
   and amortization                          11,731         7,807
                                          -------------------------
Premises and equipment, net               $  72,851        56,964
===================================================================

(7)  TIME DEPOSITS

Certificates of deposit in amounts of $100,000 or more approximated $432,982,000 and $346,046,000, respectively, at December 31, 1999 and 1998. Interest expense related to these deposits approximated $14,365,000, $12,003,000 and $10,954,000 for the years ended December 31, 1999, 1998 and 1997, respectively.


(8)  SHORT-TERM BORROWINGS

At December 31, 1999, short-term borrowings totaled $59,843,000 and comprised $54,277,000 of securities sold under agreements to repurchase, $5,000,000 of federal funds purchased and $566,000 of other short-term borrowings. There were no short-term borrowings outstanding as of December 31, 1998. As of December 31, 1999, the weighted average borrowing rate was 5.65%.


(9)  NOTES PAYABLE

The notes payable balance of $8,350,000 at December 31, 1999 represented the balance on a revolving credit line agreement ("Agreement") with an unaffiliated bank. There was no outstanding notes payable balance as of December 31, 1998. The original $25 million Agreement was effective September 1, 1996 for one year and has been renewed on that date in each subsequent year. Currently, the total amount of the revolving credit line is $40 million and interest is calculated at a floating rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus 1.25%. The maturity date is August 30, 2000. The Agreement is secured by the stock of all Banks, except Crystal Lake Bank, and contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. This Agreement may be utilized, as needed, to provide capital to fund continued growth at its existing bank subsidiaries, expansion of its trust and investment activities, possible acquisitions of financial institutions or other finance related companies, or other general corporate matters.


(10) LONG-TERM DEBT - TRUST PREFERRED SECURITIES

In October 1998, the Company raised $31,050,000 of Trust Preferred Securities. These proceeds were used to pay-off the outstanding balance of the revolving credit line and for other corporate purposes. The Trust Preferred Securities offering increased the Company's regulatory capital under Federal Reserve guidelines. Interest expense on the Trust Preferred Securities is also deductible for income tax purposes.

Wintrust Capital Trust I ("WCT"), a statutory business trust and wholly-owned subsidiary of the Company that was formed solely for the purpose of the above mentioned offering, issued a total of 1,242,000 Trust Preferred Securities, including the over-allotment, at a price of $25 per security, which totaled $31,050,000. These securities represent preferred undivided beneficial interests in the assets of WCT. WCT also issued $960,000 of common securities, all of which are owned by the Company. The assets of WCT consist solely of 9.00% Subordinated Debentures issued by the Company to WCT in the aggregate principal amount of $32,010,000. Holders of the Trust Preferred Securities are entitled to receive preferential cumulative cash distributions at the annual rate of 9.00%, accumulating from September 29, 1998, and payable quarterly in arrears on the last day of each quarter, the first payment of which occurred on December 31, 1998. Subject to certain limitations, the Company has the right to defer payment of interest at any time, or from time to time, for a period not to exceed 20 consecutive quarters. The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Subordinated Debentures mature on September 30, 2028, which may be shortened at the discretion of the Company to a date not earlier than September 30, 2003, or extended to a date not later than September 30, 2047, in each case if certain conditions are met, and only after the Company has obtained Federal Reserve approval, if then required under applicable guidelines or regulations.

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


(11) MINIMUM LEASE COMMITMENTS

Gross rental expense for all operating leases was $1,016,000, $922,000 and $798,000, in 1999, 1998 and 1997, respectively. Gross rental income related to the Company's buildings totaled $415,000, $390,000 and $289,000, in 1999, 1998 and 1997, respectively. In 1999 and 1998, the Company also recorded equipment lease income of approximately $397,000 and $55,000, respectively. Minimum gross rental commitments, primarily for office space, and future minimum gross rental income and equipment lease income as of December 31, 1999 for all noncancelable leases are as follows (in thousands):

=====================================================================
                                         Future     Future    Future
                                         minimum   minimum   minimum
                                          gross      gross   equipment
                                         rental     rental     lease
                                       commitments  income    income
                                      -------------------------------
2000                                  $     805       306       695
2001                                        791       205       598
2002                                        708       143       472
2003                                        567       128       358
2004                                        420       124       170
2005 and thereafter                       3,264        80         -
                                      -------------------------------
Total minimum future amounts          $   6,555       986     2,293
=====================================================================


(12)  INCOME TAXES

For the years ended December 31, 1999 and 1998, Wintrust had approximately $5.6 million and $571,000, respectively, of current Federal income tax expense and no current state income tax. For the year ended December 31, 1997, Wintrust had no current Federal or state income tax expense. In 1999, 1998 and 1997, the Company recorded net deferred Federal tax benefits of approximately $1.2 million, $2.3 million and $2.9 million, respectively, and net deferred state tax (expense) benefits of approximately ($393,000), ($271,000) and $890,000, respectively. During 1999, 1998 and 1997, such amounts exclude approximately $72,000, $78,000 and $316,000 of Federal tax benefits and $18,000, $17,000 and $67,000 of state tax benefits, respectively, that were recorded directly to shareholders' equity related to the exercise of certain common stock options.

Income taxes for 1999, 1998 and 1997 differ from the expected tax expense for those years (computed by applying the applicable statutory U.S. Federal income tax rate of 35% in 1999 and 34% in 1998 and 1997 to income before income taxes) as follows (in thousands):

==============================================================================
                                                    Year Ended December 31,
                                                ------------------------------
                                                    1999      1998      1997
                                                ------------------------------
Computed "expected" income
   tax expense                                  $  4,953     1,601       360
Increase (decrease) in tax resulting from:
   Change in the beginning-of-the-year
     balance of the valuation allowance
     for deferred tax assets                        (460)   (3,357)   (4,204)
   Other, net                                        231       220        56
                                                ------------------------------
Income tax expense (benefit)                    $  4,724    (1,536)   (3,788)
==============================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 and 1998 are presented below (in thousands):

==============================================================================
                                                       1999          1998
                                                   ---------------------------
Deferred tax assets:
   Allowance for possible loan losses              $  3,313         2,405
   Net unrealized losses on securities                1,249            32
   Federal net operating loss carryforward            5,984         6,985
   State net operating loss carryforward                660         1,390
   Deferred compensation                                315           170
   Premises and equipment                               235             -
   Other, net                                           380           202
                                                   ---------------------------
Total gross deferred tax assets                      12,136        11,184
Less: Valuation allowance                               346           806
                                                   ---------------------------
Total deferred tax assets                            11,790        10,378
                                                   ---------------------------

Deferred tax liabilities:
   Premises and equipment                                 -           125
   Deferred loan fees                                   860         1,034
   Accrual to cash adjustment                           261           711
   Other, net                                           749           640
                                                   ---------------------------
Total gross deferred tax liabilities                  1,870         2,510
                                                   ---------------------------
Net deferred tax assets                            $  9,920         7,868
==============================================================================

During 1997, 1998 and 1999, management determined that a valuation allowance should be established for a portion of the deferred tax asset based on management's assessment regarding realization of such deferred tax assets considering the profitability attained by the Company and its operating subsidiaries during each of the years and future earnings estimates. Management believes that realization of the recorded net deferred tax asset is more likely than not.

At December 31, 1999, Wintrust and its subsidiaries had Federal net operating losses of approximately $17.1 million and state net operating losses of approximately $9.2 million. Such amounts are available for carryforward to offset future taxable income and expire in 2000-2010. Utilization of the net operating losses are subject to certain statutory limitations. Additionally, certain of the federal net operating losses are only available to be utilized by the respective companies that generated the losses.


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

A summary of the aggregate activity of the Plans for 1999, 1998 and 1997 was as follows:

================================================================================
                                           Common     Range of  Weighted Average
                                          Shares    Strike Prices  Strike Price
--------------------------------------------------------------------------------
 Outstanding at
   December 31, 1996                    1,149,324 $  5.80 - 21.13     $10.10
 Granted                                  350,671           18.00      18.00
 Reclassification of stock
    rights to stock options               103,236    7.75 - 11.62       7.84
 Exercised                                117,575    5.80 - 16.23       7.72
 Forfeited or canceled                     26,568    5.80 - 21.13      15.85
                                       -----------------------------------------
 Outstanding at
   December 31, 1997                    1,459,088    5.80 - 21.13      11.90
 Granted                                  150,400   17.88 - 21.75      18.71
 Exercised                                 31,423    5.80 - 14.53       8.30
 Forfeited or canceled                     53,081    9.30 - 19.86      16.25
                                       -----------------------------------------
 Outstanding at
   December 31, 1998                    1,524,984    5.80 - 21.75      12.49
 Granted                                  261,169   16.69 - 20.06      17.38
 Exercised                                 31,933    7.75 - 14.53       9.79
 Forfeited or canceled                     41,791   10.77 - 19.25      17.73
                                       -----------------------------------------
 Outstanding at
   December 31, 1999                    1,712,429 $  5.80 - 21.75     $13.15
================================================================================

At December 31, 1999, 1998 and 1997, the weighted-average remaining contractual life of outstanding options was 6.2 years, 6.6 years and 7.4 years, respectively. Additionally, at December 31, 1999, 1998 and 1997, the number of options exercisable was 1,185,697, 887,514 and 809,520, respectively, and the weighted-average per share exercise price of those options was $11.23, $9.38 and $9.08, respectively. Expiration dates for the options range from June 19, 2000 to October 28, 2009.

The following table presents certain information about the outstanding options and the currently exercisable options as of December 31, 1999:

==============================================================================================================================
                     Options Outstanding                                           Options Currently Exercisable
--------------------------------------------------------------   -------------------------------------------------------------
                                                 Weighted                 Weighted                                 Weighted
   Range of                                       Average                  Average                                  Average
   Exercise               Number                 Exercise                 Remaining            Number              Exercise
    Prices               of Shares                 Price                    Term              of Shares              Price
--------------------------------------------------------------   -------------------------------------------------------------
$  5.80  -  6.31         213,944                $   6.22                  1.73 years          213,944             $   6.22
   7.24  -  8.48         270,681                    7.91                  4.29 years          270,681                 7.91
   9.30  - 12.42         289,944                   10.78                  5.40 years          267,064                10.66
  12.43  - 16.69         270,790                   14.43                  6.83 years          182,056                14.00
  17.00  - 17.94         217,269                   17.18                  9.50 years          148,409                17.04
  18.00  - 18.00         335,824                   18.00                  7.94 years           78,426                18.00
  18.44  - 21.75         113,977                   19.57                  7.90 years           25,117                20.38
--------------------------------------------------------------   -------------------------------------------------------------
$  5.80  - 21.75       1,712,429                 $ 13.15                  6.18 years        1,185,697             $  11.23
==============================================================================================================================

The Company applies APB No. 25, and related Interpretations, in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the date of grant for awards under the stock option plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (dollars in thousands):


============================================================================
                                                 Year Ended December 31,
                                             -------------------------------
                                               1999        1998     1997
                                             -------------------------------
Net income
                           As reported       $ 9,427       6,245    4,846
                             Pro forma         8,082       5,659    4,488
Earnings per share-Basic
                           As reported       $  1.14        0.77     0.62
                             Pro forma          0.98        0.70     0.58
Earnings per share-Diluted
                           As reported       $  1.10        0.74     0.60
                             Pro forma          0.94        0.67     0.56
============================================================================

The pro forma amounts indicated above may not be representative of the effects on reported net income for future years. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the years ended December 31, 1999, 1998 and 1997, respectively: dividend yield of 0.6% for 1999 and 0.0% for 1998 and 1997; expected volatility of 27.5% for 1999, 24.2% for 1998 and 22.5%
for 1997; risk free rate of return of 5.6% for 1999, 5.3% for 1998 and 6.4% for 1997; and, expected life of 7.2 years for 1999, 7.5 years for 1998 and 8.0 years for 1997. The per share weighted average fair value of stock options granted during 1999, 1998 and 1997 was $6.98, $7.54 and $8.10, respectively.

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans ("401(k) Plans"). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary reductions at their direction, limited to $10,000 in both 1999 and 1998 and $9,500 in 1997. Employer contributions to the 401(k) Plans are made at the employer's discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company's expense for the employer contributions to the 401(k) Plans was approximately $57,000, $52,000 and $41,000 in 1999, 1998 and 1997, respectively.

Effective May 22, 1997, the Company's shareholders approved the Wintrust Financial Corporation Employee Stock Purchase Plan ("SPP"). The SPP is designed to encourage greater stock ownership among employees thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock. The Company has reserved 250,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be either newly issued shares of the Company or shares issued from treasury, if any. In accordance with the SPP, the purchase price of the shares of Common Stock may not be lower than the lessor of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the last date for the offering period. The Company's Board of Directors authorized a purchase price calculation at 90% of fair market value for each of the first two offering periods of 1999. During 1999, a total of 8,349 shares were issued to participant accounts and approximately $19,000 was recognized as compensation expense. The third offering period concludes on March 31, 2000. The Company plans to continue to periodically offer Common Stock through this SPP subsequent to March 31, 2000.

The Company does not currently offer other postretirement benefits such as health care or other pension plans.


(14) REGULATORY MATTERS

Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. During 1998, Lake Forest Bank paid cash dividends of $8.25 million to Wintrust. No cash dividends were paid to Wintrust by the Banks during the years ended December 31, 1999 and 1997. As of January 1, 2000, the Banks had approximately $12.6 million available to be paid as dividends to Wintrust, subject to certain capital limitations.

The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 1999 and 1998, reserve balances of approximately $11,672,000 and $8,171,000, respectively, were required.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 leverage capital (as defined) to average quarterly assets (as defined). Management believes, as of December 31, 1999 and 1998, that the Company and the Banks met all minimum capital adequacy requirements.

As of December 31, 1999 and 1998, the most recent notification from the Banks' primary federal regulators categorized the Banks as either well capitalized or adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the most recent notification that management believes would materially affect the Banks' regulatory capital categories. The Company's and the Banks' actual capital amounts and ratios as of December 31, 1999 and 1998 are presented in the following table (dollars in thousands):

================================================================================================================================
                               December 31, 1999                                        December 31, 1998
               ------------------------------------------------------    -------------------------------------------------------
                                       To Be Adequately Capitalized                              To Be Adequately Capitalized
                        Actual           by Regulatory Definition                Actual            by Regulatory Definition
               ------------------------------------------------------    -------------------------------------------------------
                 Amount        Ratio        Amount        Ratio            Amount        Ratio        Amount          Ratio
               ------------------------------------------------------    -------------------------------------------------------
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated   $123,466          8.4%     $118,312          8.0%         $111,811          9.7%      $92,390            8.0%
Lake Forest      37,541          8.9        33,779          8.0            30,347          8.8        27,575            8.0
Hinsdale         24,755          9.0        21,975          8.0            21,163          8.3        20,469            8.0
North Shore      27,095          8.5        25,452          8.0            23,760          9.1        20,937            8.0
Libertyville     16,444          9.1        14,470          8.0            14,691          8.8        13,295            8.0
Barrington       14,903          9.8        12,189          8.0            11,328         10.9         8,343            8.0
Crystal Lake      8,893         13.0         5,474          8.0             6,028         12.4         3,882            8.0

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated   $114,683          7.8%      $59,156          4.0%        $  98,303          8.5%      $46,195            4.0%
Lake Forest      35,106          8.3        16,889          4.0            28,404          8.2        13,788            4.0
Hinsdale         22,839          8.3        10,988          4.0            19,546          7.6        10,234            4.0
North Shore      25,239          7.9        12,726          4.0            22,148          8.5        10,469            4.0
Libertyville     15,224          8.4         7,235          4.0            13,775          8.3         6,648            4.0
Barrington       14,063          9.2         6,094          4.0            10,734         10.3         4,171            4.0
Crystal Lake      8,376         12.2         2,737          4.0             5,677         11.7         1,941            4.0

TIER 1 LEVERAGE CAPITAL (TO AVERAGE QUARTERLY ASSETS):
Consolidated   $114,683          7.1%      $65,047          4.0%        $  98,303          7.5%      $52,344            4.0%
Lake Forest      35,106          6.9        20,274          4.0            28,404          7.0        16,331            4.0
Hinsdale         22,839          6.9        13,227          4.0            19,546          7.2        10,878            4.0
North Shore      25,239          7.1        14,199          4.0            22,148          7.6        11,578            4.0
Libertyville     15,224          6.9         8,845          4.0            13,775          7.5         7,363            4.0
Barrington       14,063          8.3         6,793          4.0            10,734          9.5         4,527            4.0
Crystal Lake      8,376          9.7         3,447          4.0             5,677         12.0         1,888            4.0
================================================================================================================================

The ratios required for the Banks to be "well capitalized" by regulatory definition are 10.0%, 6.0%, and 5.0% for the Total Capital-to-Risk Weighted Assets, Tier 1 Capital-to-Risk Weighted Assets and Tier 1 Leverage Capital-to-Average Quarterly Assets ratios, respectively.

(15) COMMITMENTS AND CONTINGENCIES

The Company has outstanding, at any time, a number of commitments to extend credit to its customers. These commitments include revolving home line and other credit agreements, term loan commitments and standby letters of credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to extend credit at December 31, 1999 and 1998 were $431.9 million and $334.9 million, respectively. Standby letters of credit amounts were $13.5 million and $10.0 million at December 31, 1999 and 1998, respectively.

In the ordinary course of business, there are legal proceedings pending against the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.


(16) DERIVATIVE FINANCIAL INSTRUMENTS

The Company is a party to certain derivative financial instruments with off-balance sheet risk in the normal course of business to effectively manage its exposure to market risk. Market risk is the possibility that, due to changes in interest rates or other economic conditions, the Company's net interest income will be adversely affected. The derivative financial instruments that are currently being utilized by the Company to manage this risk include interest rate cap contracts. The amounts potentially subject to market and credit risks are the streams of interest payments under the contracts and not the notional principal amounts used to express the volume of the transactions. As of December 31, 1999, the Company had $240 million notional principal amount of interest rate cap contracts that mature in $60 million notional principal amount intervals on April 30, 2000, September 1, 2000, October 30, 2000 and January 3, 2001. These contracts were purchased to mitigate the effect of rising rates on certain floating rate deposit products and provide for the receipt of payments when the 91-day Treasury bill rate exceeds predetermined strike rates that range from 4.75% to 5.38%. The payment amounts, if any, are determined and received on a monthly basis and are recorded as an adjustment to net interest income. Premiums paid for the purchase of interest rate cap contracts are amortized over the term of the agreement as an adjustment to net interest income. The Company may enter into other derivative financial instruments in the future to more effectively manage its market risk.

Periodically, the Company will sell options to a bank or dealer for the right to purchase certain securities held within the Banks' investment portfolios. These covered call option transactions are designed to utilize excess capital at certain Banks and increase the total return associated with holding these securities as earning assets. The option premium income generated by these transactions is recognized as other non-interest income if the option expires unexercised, or as a component of the gain or loss on the underlying security if the option is exercised by the purchaser. There were no call option agreements outstanding as of December 31, 1999 or 1998.

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of Wintrust's financial instruments at December 31, 1999 and 1998 (in thousands):

==============================================================================================================================
                                                                      At December 31, 1999           At December 31, 1998
                                                                 -------------------------------------------------------------
                                                                   Carrying           Fair         Carrying         Fair
                                                                     Value            Value          Value          Value
                                                                 -------------------------------------------------------------
Financial assets:
   Cash and demand balances from banks                            $  53,066          53,066         33,924         33,924
   Federal funds sold                                                28,231          28,231         18,539         18,539
   Interest bearing deposits with banks                               2,547           2,547          7,863          7,863
   Available-for-Sale securities                                    205,795         205,795        209,119        209,119
   Held-to-Maturity securities                                            -               -          5,000          5,001
   Loans, net of unearned income                                  1,278,249       1,272,395        992,062        999,312
   Accrued interest receivable                                        8,843           8,843          6,989          6,989

Financial liabilities:
   Non-maturity deposits                                            609,860         609,860        543,524        543,524
   Deposits with stated maturities                                  853,762         856,600        685,630        691,850
   Short-term borrowings                                             59,843          59,843             -              -
   Notes payable                                                      8,350           8,350             -              -
   Long-term borrowings-trust preferred securities                   31,050          30,119         31,050         32,059
   Accrued interest payable                                           2,757           2,757          1,827          1,827

Off-balance sheet derivative contracts:
   Interest rate cap agreements - positive value                        450             464            151             20
==============================================================================================================================

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

Notes payable: The carrying value of notes payable approximate fair value due to the relatively short period of time to repricing of variable interest rates.

Long-term borrowings: The fair value of long-term borrowings, which consists entirely of Trust Preferred Securities, was determined based on the quoted market price as of the last business day of the year.

Interest rate cap agreements: The carrying value of interest rate cap agreements represent the remaining unamortized cost of the contracts. The fair value is based on quoted market prices as of the last business day of the year.

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

The above fair value estimates were made at a point in time based on relevant market information and other assumptions about the financial instruments. As no active market exists for a significant portion of the Company's financial instruments, fair value estimates were based on judgements regarding current economic conditions, future expected cash flows and loss experience, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and therefore cannot be calculated with precision. Changes in these assumptions could significantly affect these estimates. In addition, the fair value estimates only reflect existing on and off-balance sheet financial instruments and do not attempt to assess the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the value of depositor relationships, premises and equipment, intangible assets and the Company's trust and investment business have not been considered.


(18) WARRANTS TO ACQUIRE COMMON STOCK

The Company has issued warrants to acquire common stock. The warrants entitle the holder to purchase one share of the Company's common stock at purchase prices ranging from $14.85 to $15.00 per share. There were 155,433 outstanding warrants to acquire common stock at December 31, 1999 and 1998, respectively, with expiration dates ranging from December 2002 through November 2005.


(19)  ACQUISITION

On October 26, 1999 (effective as of October 1, 1999), Hinsdale Bank, a wholly-owned subsidiary of the Company, acquired 100% of the common stock of Tricom for $8.0 million, consisting of $4.0 million in cash and 227,635 shares of the Company's common stock. In accordance with the purchase agreement, $500,000 of the $4.0 million cash portion was deposited into an escrow account with an unaffiliated bank and will be released to the sellers after March 31, 2000, subject to having met certain conditions of the transaction. The transaction was recorded using the purchase method of accounting and, accordingly, a tentative purchase price allocation was completed that included the $500,000 contingent payment in the purchase price. This tentative allocation resulted in approximately $10.1 million being allocated to goodwill, which is being amortized over a 20 year period. The purchase price allocation will be finalized after the $500,000 contingent payment has been resolved.

Tricom has been in business for approximately ten years and provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. Tricom revenue is derived primarily from interest income from financing activities and fee revenue from administrative services provided to its clients.

Results of operations for Tricom have been included in the Company's Consolidated Statements of Income beginning on October 1, 1999, as shown in the table below. The following pro forma financial information reflects the Company's results of operations as if Tricom's results would have been included for the entire twelve-month periods ended December 31, 1999 and 1998 (in thousands, except per share data):

===============================================================
                                   Year Ended December 31,
                              ---------------------------------
                                 1999                1998
                              ---------------------------------
Net interest income:
   As reported                $ 47,734              36,764
   Tricom included above           826                   -
   Pro forma                    49,764              38,730

Non-interest income:
   As reported                   9,808               8,075
   Tricom included above         1,009                   -
   Pro forma                    12,550              12,198
Net income:
   As reported                   9,427               6,245
   Tricom included above           340                   -
   Pro forma                     9,953               7,066

Earnings per share-Basic:
   As reported                    1.14                0.77
   Tricom included above          0.04                   -
   Pro forma                      1.18                0.84

Earnings per share-Diluted:
   As reported                    1.10                0.74
   Tricom included above          0.04                   -
   Pro forma                      1.14                0.81
===============================================================

(20)  SEGMENT INFORMATION

The Company's operations consist of five primary segments: banking, premium finance, indirect auto, Tricom and trust. Through its six bank subsidiaries located in several affluent suburban Chicago communities, the Company provides traditional community banking products and services to individuals and businesses such as accepting deposits, advancing loans, administering ATMs, maintaining safe deposit boxes, and providing other related services. The premium finance operations consist of financing the payment of commercial insurance premiums, on a national basis, through FIFC. A significant portion of the loans originated by FIFC are sold to the Banks and are retained in each of their loan portfolios. The indirect auto segment is operated from one of the Company's bank subsidiaries and is in the business of providing high quality new and used auto loans through a large network of auto dealerships within the Chicago metropolitan area. All loans originated by this segment are currently retained within the Banks' loan portfolios. The Tricom segment encompasses the operations of the Company's recent non-bank acquisition, as described in Note
19. The operating segment information of Tricom is included in the following tables since October 1, 1999, the effective date of the acquisition. The trust segment is operated through WAMC, which was formed in September 1998 to offer trust and investment management services at each of the Banks. In addition to offering these services to existing customers of the Banks, WAMC will be targeting newly affluent individuals and small to mid-size businesses whose needs command personalized attention by experienced trust professionals. Prior to the formation of WAMC, trust services were provided through a department of the Lake Forest Bank.

Each of the five reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, each segment's customer base has varying characteristics. The banking and indirect auto segments also have a different regulatory environment than the premium finance, Tricom and trust segments. While the Company's chief decision makers monitor each of the six bank subsidiaries' operations and profitability separately, these subsidiaries have been aggregated into one reportable operating segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.

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

The following is a summary of certain operating information for reportable segments (in thousands):

=============================================================
                                  Year Ended December 31,
                             --------------------------------
                                 1999      1998      1997
                             --------------------------------
NET INTEREST INCOME:
Banking                      $  44,293    34,245    25,537
Premium finance                 12,643     9,714     7,359
Indirect auto                    8,201     5,595     3,610
Tricom                             826       N/A       N/A
Trust                              469       359       182
Intersegment eliminations      (15,511)  (11,168)   (8,963)
Other                           (3,187)   (1,981)     (953)
                             --------------------------------
   Total                     $  47,734    36,764    26,772
-------------------------------------------------------------

NON-INTEREST INCOME:
Banking                      $   7,140     7,700     3,745
Premium finance                  1,033         -       147
Indirect auto                        1         2         1
Tricom                           1,009       N/A       N/A
Trust                            1,171       788       626
Intersegment eliminations         (606)     (418)      425
Other                               60         3         -
                             --------------------------------
   Total                     $   9,808     8,075     4,944
-------------------------------------------------------------

PROVISION FOR POSSIBLE LOAN LOSSES (NON-CASH ITEM):
Banking                      $   3,774     4,403     2,474
Premium finance                    263       401     1,058
Indirect auto                    1,665       855       446
Tricom                              10       N/A       N/A
Trust                                -         -         -
Intersegment eliminations       (1,999)   (1,362)     (574)
                             --------------------------------
   Total                     $   3,713     4,297     3,404
-------------------------------------------------------------

DEPRECIATION AND AMORTIZATION (NON-CASH ITEM):
Banking                      $   3,245     2,457     1,968
Premium finance                    294       284       288
Indirect auto                       36        30        23
Tricom                             248       N/A       N/A
Trust                               58        48        22
Intersegment eliminations            -       (62)      (45)
Other                              365       195       138
                             --------------------------------
   Total                     $   4,246     2,952     2,394
-------------------------------------------------------------

INCOME TAX EXPENSE (BENEFIT):
Banking                      $   5,831     3,046       880
Premium finance                  2,697     1,276       236
Indirect auto                    1,692     1,168       773
Tricom                             238       N/A       N/A
Trust                             (299)     (114)      149
Intersegment eliminations       (3,726)   (5,424)   (4,912)
Other                           (1,709)   (1,488)     (914)
                             --------------------------------
   Total                     $   4,724    (1,536)   (3,788)
=============================================================


=============================================================
                                  Year Ended December 31,
                             --------------------------------
                                 1999      1998      1997
                             --------------------------------
SEGMENT PROFIT (LOSS):
Banking                      $  10,284     5,131     4,112
Premium finance                  4,273     2,022       373
Indirect auto                    2,680     1,850     1,225
Tricom                             340       N/A       N/A
Trust                             (559)     (189)      237
Intersegment eliminations       (4,764)      (99)     (114)
Other                           (2,827)   (2,470)     (987)
                             --------------------------------
   Total                     $   9,427      6,245    4,846
-------------------------------------------------------------

EXPENDITURES FOR ADDITIONS TO PREMISES AND EQUIPMENT:
Banking                      $  14,521    14,644    12,827
Premium finance                  1,712       500     3,221
Indirect auto                       55        33        28
Tricom                             364       N/A       N/A
Trust                              146        72        12
Intersegment eliminations            -       (33)      (40)
Other                              419       243        15
                             --------------------------------
   Total                     $  17,217    15,459    16,063
-------------------------------------------------------------

                                         At December 31,
                             --------------------------------
                                       1999         1998
                             --------------------------------
SEGMENT ASSETS:
Banking                      $     1,676,983     1,377,641
Premium finance                      260,323       234,779
Indirect auto                        266,040       219,232
Tricom                                29,213           N/A
Trust                                  2,578         2,886
Intersegment eliminations           (559,139)     (491,795)
Other                                  3,384         5,305
                             --------------------------------
   Total                     $     1,679,382     1,348,048
=============================================================

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

(21) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

=========================================================================
CONDENSED BALANCE SHEET
(in thousands):
                                                    DECEMBER 31,
                                                 1999          1998
                                         --------------------------------
ASSETS
Cash                                     $         269         2,312
Investment in subsidiaries                     130,967       102,634
Other assets                                     3,115         2,993
                                         --------------------------------
Total assets                             $     134,351       107,939
=========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities                        $       1,044           724
Notes payable                                    8,350             -
Long-term debt - trust
   preferred securities                         32,010        32,010
Shareholders' equity                            92,947        75,205
                                         --------------------------------
Total liabilities and
   shareholders' equity                  $     134,351       107,939
=========================================================================

=========================================================================
CONDENSED STATEMENTS OF INCOME (IN THOUSANDS):
                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------
                                              1999      1998      1997
                                        ---------------------------------
INCOME
Dividends from subsidiary               $         -     8,250         -
Other income                                     60         3         -
                                        ---------------------------------
Total income                                     60     8,253         -
                                        ---------------------------------

EXPENSES
Interest expense                              3,187     1,981       953
Salaries and employee benefits                  252     1,095       333
Amortization of goodwill and
   organizational costs                         212       161       138
Other expenses                                  945       724       477
                                        ---------------------------------
Total expenses                                4,596     3,961     1,901
                                        ---------------------------------
Income (loss) before income taxes
   and equity in undistributed net
   income of subsidiaries                    (4,536)    4,292    (1,901)
Income tax benefit                           (1,709)   (1,488)     (914)
                                        ---------------------------------
Income (loss) before equity in
   undistributed net income
   of subsidiaries                           (2,827)    5,780      (987)
Equity in undistributed net
   income of subsidiaries                    12,254       465     5,833
                                        ---------------------------------

Net income                                $   9,427     6,245     4,846
=========================================================================


=========================================================================
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands):
                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------
                                              1999      1998      1997
                                        ---------------------------------
OPERATING ACTIVITIES:
Net income                              $     9,427     6,245     4,846
Adjustments to reconcile net income
   to net cash provided by
   operating activities:
   Amortization of goodwill and
       organizational costs                     212       161       138
   Deferred income taxes                       (249)      519      (914)
   (Increase) decrease in other assets          (84)     (416)       95
   Increase (decrease) in other liabilities     320       568      (111)
   Equity in undistributed net income
       of subsidiaries                      (12,254)     (465)   (5,833)
                                        ---------------------------------
Net cash provided by (used for)
   operating activities                      (2,628)    6,612    (1,779)
                                        ---------------------------------

INVESTING ACTIVITIES:
   Capital infusions to subsidiaries        (14,300)  (17,026)  (17,850)
                                        ---------------------------------
Net cash used for
   investing activities                     (14,300)  (17,026)  (17,850)
                                        ---------------------------------

FINANCING ACTIVITIES:
   Increase (decrease) in
       notes payable, net                     8,350   (20,402)   (1,655)
   Proceeds from long-term debt                   -    32,010         -
   Common stock issuance, net                 5,984         -    20,326
   Common stock issued upon
       exercise of stock options                403       264       964
   Common stock issued through
       employee stock purchase plan             148         -         -
   Advances from subsidiaries                     -         -       785
                                        ---------------------------------
Net cash provided by
   financing activities                      14,885    11,872    20,420
                                        ---------------------------------
Net increase (decrease) in cash              (2,043)    1,458       791
Cash at beginning of year                     2,312       854        63
                                        ---------------------------------
Cash at end of year                      $      269     2,312       854
=========================================================================

(22)  EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share for 1999, 1998 and 1997 (in thousands, except per share data):

==========================================================================
                                                    1999    1998    1997
                                            ------------------------------

Net income                                    (A) $ 9,427   6,245   4,846
                                            ------------------------------

Average common shares outstanding             (B)   8,249   8,142   7,755
Effect of dilutive common shares                      309     353     331
                                            ------------------------------
Weighted average common shares and
   effect of dilutive common shares           (C)   8,558   8,495   8,086
                                            ------------------------------

Net earnings per average
   common share - Basic                     (A/B) $  1.14    0.77    0.62
Net earnings per average
   common share - Diluted                   (A/C) $  1.10    0.74    0.60
==========================================================================

The effect of dilutive common shares outstanding results from stock options, stock warrants and shares to be issued under the SPP, all being treated as if they had been either exercised or issued, and are computed by application of the treasury stock method.


(23)  QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

The following is a summary of quarterly financial information for the years ended December 31, 1999 and 1998 (in thousands, except per share data):

============================================================================================================================
                                                     1999 QUARTERS                                 1998 QUARTERS
                                    --------------------------------------------  -----------------------------------------
                                       FIRST       SECOND     THIRD   FOURTH         FIRST      SECOND   THIRD     FOURTH
                                    --------------------------------------------  -----------------------------------------
Interest income                     $   24,278     26,114     28,084   30,855        19,900     21,447    22,941    23,691
Interest expense                        13,462     14,516     15,862   17,757        11,896     12,537    13,068    13,714
                                    --------------------------------------------  -----------------------------------------
Net interest income                     10,816     11,598     12,222   13,098         8,004      8,910     9,873     9,977

Provision for possible loan losses         784        933        990    1,006         1,267      1,073       971       986
                                    --------------------------------------------  -----------------------------------------
Net interest income after provision
  for possible loan losses              10,032     10,665     11,232   12,092         6,737      7,837     8,902     8,991

Non-interest income, excluding
  net securities gains (losses)          2,308      2,118      2,002    3,375         1,683      1,989     2,009     2,394
Net securities gains (losses)                -          -         15      (10)            -          -         -         -
Non-interest expense (1)                 9,536      9,528      9,430   11,184         7,932      9,467     8,639     9,795
                                    --------------------------------------------  -----------------------------------------

Income before income taxes               2,804      3,255      3,819    4,273           488        359     2,272     1,590
Income tax expense (benefit)               970        995      1,292    1,467          (554)      (604)      118      (496)
                                    --------------------------------------------  -----------------------------------------

Net income                          $    1,834      2,260      2,527    2,806         1,042        963     2,154     2,086
                                    ============================================  =========================================

Net income per common
     share - Basic                  $     0.22       0.28       0.31     0.33          0.13       0.12      0.26      0.26
Net income per common
     share - Diluted                $     0.22       0.27       0.30     0.32          0.12       0.11      0.25      0.25
============================================================================================================================

(1) During the second quarter of 1998, the Company recorded a non-recurring $1.0 million pre-tax charge related to severance amounts due to the Company's former Chairman and Chief Executive Officer and certain related legal fees.

INDEPENDENT AUDITORS' REPORTS
--------------------------------------------------------------------------------

The Board of Directors
Wintrust Financial Corporation

We have audited the accompanying consolidated statement of condition of Wintrust Financial Corporation and subsidiaries (the "Company") as of December 31, 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Chicago, Illinois
February 16, 2000


================================================================================

The Board of Directors
Wintrust Financial Corporation:

We have audited the accompanying consolidated statement of condition of Wintrust Financial Corporation and subsidiaries (the "Company") as of December 31, 1998, and the related consolidated statements of income, changes in shareholders'
equity, and cash flows for each of the years in the two-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wintrust Financial Corporation and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Chicago, Illinois
March 19, 1999

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion highlights the significant factors affecting the operations and financial condition of Wintrust for the three years ended December 31, 1999. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and Selected Financial Highlights appearing elsewhere within this report. This discussion contains forward-looking statements concerning the Company's business that are based on estimates and involve risks and uncertainties. Therefore, future results could differ significantly from management's current expectations and the related forward-looking statements. See the last section of this discussion for further information regarding forward-looking statements.


OPERATING SUMMARY

Wintrust's income before income taxes increased by over 200% for the second consecutive year. In addition, the Company's key operating measures and balance sheet growth showed impressive improvement in 1999 as evidenced by the table below (in thousands, except per share data):

===============================================================
                             YEAR ENDED YEAR ENDED   PERCENT
                              12/31/99   12/31/98  IMPROVEMENT
                             ----------------------------------
Income before income taxes    $ 14,151    $  4,709       200.5%
Net income                       9,427       6,245        51.0
Net income per common
   share - Diluted                1.10        0.74        48.6

Net revenues                    57,542      44,839        28.3
Net interest income             47,734      36,764        29.8

Net interest margin               3.54%       3.43%        3.2
Net overhead ratio                2.00        2.36        15.3
Return on average assets          0.63        0.53        18.9
Return on average equity         11.58        8.68        33.4

Total assets               $ 1,679,382 $ 1,348,048        24.6
Total net loans              1,278,249     992,062        28.8
Total deposits               1,463,622   1,229,154        19.1

Book value per common share  $   10.60   $    9.23        14.8
===============================================================

Please refer to the Consolidated Results of Operations section later in this discussion for further analysis of the Company's operations for the past three years.


OVERVIEW AND STRATEGY

Wintrust's operating subsidiaries were organized within the last eight years, with an average life of its six subsidiary banks of approximately five years. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. Because of the rapid growth, the historical financial performance of the Banks and FIFC has been affected by costs associated with growing market share, establishing new de novo banks, opening new branch facilities, and building an experienced management team. The Company's financial performance over the past several years generally reflects improving profitability of the Banks, as they mature, offset by the significant costs of opening new banks and branch facilities. The Company's experience has been that it generally takes 13-24 months for new banking offices to first achieve operational profitability. Similarly, management currently expects a start-up phase for WAMC of a few years before its operations become profitable.

While committed to a continuing growth strategy, management's current focus is to balance further asset growth with earnings growth by seeking to more fully leverage the existing capacity within each of the Banks, FIFC, WAMC and Tricom. One aspect of this strategy is to continue to pursue specialized earning asset niches, and to shift the mix of earning assets to higher-yielding loans. Another aspect of this strategy is a continued focus on less aggressive deposit pricing at the Banks with significant market share and more established customer bases.

FIFC is the Company's most significant specialized earning asset niche and had approximately $690 million in premium finance receivable volume during 1999. Although a large portion of this receivable volume is retained within the Banks' loan portfolios, FIFC sold approximately $69 million of these receivables to an unrelated third party in 1999 as a result of continued volume growth. In addition to recognizing gains on the sale of these receivables, the proceeds provided the Company with additional liquidity. Consistent with the Company's strategy to be asset-driven, it is probable that similar future sales of these receivables will occur depending on the level of new volume growth in relation to the capacity to retain such loans within the Banks' loan portfolios.

De Novo Bank Formation and Branch Opening Activity
The following table illustrates the progression of bank and branch openings that have impacted the Company's growth and results of operations since inception.

==================================================================================================================================
  Month             Year                   Bank                      Location                       Type of Facility
----------------------------------------------------------------------------------------------------------------------------------
                                                                 <C                                <C
October             1999              North Shore Bank           Skokie, Illinois                  Branch
September           1999              Crystal Lake Bank          Crystal Lake, Illinois            Branch
June                1999              Lake Forest Bank           Lake Forest, Illinois             Bank/Corporate expansion
March               1999              Crystal Lake Bank          Crystal Lake, Illinois            Drive-up/walk-up
January             1999              Hinsdale Bank              Western Springs, Illinois (2)     New permanent facility
December            1998              Lake Forest Bank           Lake Forest, Illinois             Branch
October             1998              Libertyville Bank          Libertyville, Illinois            Branch
September           1998              Crystal Lake Bank          Crystal Lake, Illinois            New permanent facility
May                 1998              North Shore Bank           Glencoe, Illinois                 Drive-up/walk-up
April               1998              North Shore Bank           Wilmette, Illinois                Walk-up
December            1997              Crystal Lake Bank          Crystal Lake, Illinois            Bank
November            1997              Hinsdale Bank              Western Springs, Illinois (2)     Branch
February            1997              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
December            1996              Barrington  Bank           Barrington, Illinois              Bank
August              1996              Hinsdale Bank              Clarendon Hills, Illinois (1)     Branch
May                 1996              North Shore Bank           Winnetka, Illinois                Branch
November            1995              North Shore Bank           Wilmette, Illinois                Drive-up/walk-up
October             1995              Hinsdale Bank              Hinsdale, Illinois                Drive-up/walk-up
October             1995              Libertyville Bank          Libertyville, Illinois            Bank
October             1995              Libertyville  Bank         Libertyville, Illinois            Drive-up/walk-up
October             1995              North Shore Bank           Glencoe, Illinois                 Branch
May                 1995              Lake Forest Bank           West Lake Forest, Illinois        Branch
December            1994              Lake Forest Bank           Lake Bluff, Illinois              Branch
September           1994              North Shore Bank           Wilmette, Illinois                Bank
April               1994              Lake Forest Bank           Lake Forest, Illinois             New permanent facilities
October             1993              Hinsdale Bank              Hinsdale, Illinois                Bank
April               1993              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
December            1991              Lake Forest Bank           Lake Forest, Illinois             Bank

(1)  Operates in this  location as  Clarendon  Hills Bank,  a branch of Hinsdale
     Bank.
(2) Operates in this location as Community Bank of Western Springs, a branch of Hinsdale Bank.

==================================================================================================================================

The October 1999 acquisition of Tricom is another significant step in the Company's strategy to pursue specialized earning asset niches. Tricom is a Milwaukee-based company that has been in business for approximately ten years and specializes in providing, on a national basis, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to clients in the temporary staffing industry. On an annual basis, Tricom currently finances and processes payrolls with associated billings in excess of $200 million and generates approximately $7 million in revenues. By virtue of the Company's funding resources, this acquisition will provide Tricom with additional capital necessary to expand its financing services in a national market. Tricom's revenue principally consists of interest income from financing activities and fee-based revenues from administrative services. In addition to expanding the Company's earning asset niches, this acquisition will add to the level of fee-based income and augment its community-based banking revenues.

Other newer specialized earning asset niches include Lake Forest Bank's MMF Leasing Services ("MMF") equipment leasing division, a previously established small business that was acquired in July 1998, and Barrington Bank's recently established program that provides lending and deposit services to condominium, homeowner and community associations. In addition, Hinsdale Bank's mortgage warehouse lending program provides loan and deposit services to approximately thirty mortgage brokerage companies located predominantly in the Chicago metropolitan area. The Company plans to continue pursuing the development or acquisition of other specialty earning asset niches or finance businesses that generate assets suitable for bank investment and/or secondary market sales.

With the formation of WAMC in September 1998, the Company intends to expand the trust and investment management services that were previously provided through the trust department of the Lake Forest Bank. With a separately chartered trust subsidiary, the

Company is now better able to offer trust and investment management services to all communities served by Wintrust banks, which management believes are some of the best trust markets in Illinois. In addition to offering these services to existing bank customers at each of the Banks, the Company believes WAMC can successfully compete for trust business by targeting small to mid-size businesses and newly affluent individuals whose needs command the personalized attention offered by WAMC's experienced trust professionals. During the fourth quarter of 1998, WAMC added experienced trust professionals at North Shore Bank, Hinsdale Bank and Barrington Bank. As in the past, a full complement of trust professionals continue to operate from offices at the Lake Forest Bank. Prospective trust customers at Libertyville Bank and Crystal Lake Bank are currently being served on an appointment basis, as the need arises. Services offered by WAMC typically include traditional trust products and services, as well as investment management, financial planning and 401(k) management services.

Similar to starting a de novo bank, the introduction of expanded trust services has caused relatively high overhead levels when compared to fee income generated by WAMC. The overhead consists primarily of the salaries and benefits of experienced trust professionals. Management anticipates that WAMC will be successful in attracting trust business over the next few years, to a level that trust fees cover the overhead of WAMC.


GENERAL

The Company's operating profitability depends on its net interest income, provision for possible loan losses, non-interest income and non-interest expense. Net interest income is the difference between the income the Company receives on its loan and security portfolios and its cost of funds, which consists of interest paid on deposits, short-term borrowings, notes payable and trust preferred securities. The provision for possible loan losses reflects the cost of credit risk in the Company's loan portfolio. Non-interest income consists of fees on mortgage loans sold, service charges on deposit accounts, trust fees, gains on sales of premium finance receivables, administrative services revenue and other miscellaneous fees and income. Non-interest expense includes salaries and employee benefits as well as occupancy, equipment, data processing, advertising and marketing, professional fees, amortization of intangible assets and other operating expenses.

Net interest income is dependent on the amounts and yields of interest-earning assets as compared to the amounts and rates on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company's asset/liability management actions. The provision for loan losses is dependent on increases in the loan portfolio, management's assessment of the collectibility of the loan portfolio, net loans charged-off, historical loss experience, as well as economic conditions and other market factors. Fees on mortgage loans sold relate to the Company's practice of originating long-term fixed-rate mortgage loans for sale into the secondary market in order to satisfy customer demand for such loans while avoiding the interest-rate risk associated with holding long-term fixed-rate mortgage loans in the Banks' portfolios. These fees are highly dependent on the mortgage interest rate environment and the volume of real estate transactions and mortgage refinancing activity. The Company earns trust fees for managing and administering trust and investment accounts for individuals and businesses. Gains on sales of premium finance receivables result from FIFC's sale of a portion of new origination volumes to an unaffiliated third party. Administrative services revenue results from various value-added services that Tricom provides to its temporary staffing service clients such as data processing of payrolls, billing and cash management services. Miscellaneous fees and income primarily include income generated from other ancillary banking services, premium income from the sale of covered call options and rental income from leased equipment. Non-interest expenses are heavily influenced by the growth of operations, with additional employees necessary to staff new banks, branch facilities and trust expansion, higher levels of occupancy and equipment costs, as well as advertising and marketing expenses necessary to promote the growth. The increase in the number of account relationships directly affects such expenses as data processing costs, supplies, postage, loan expenses, and other miscellaneous operating expenses.

AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE, AND INTEREST RATE YIELDS AND COSTS

The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 1999, 1998, and 1997. The yields and costs include loan origination fees and certain direct origination costs which are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected, to the extent it is not applied to principal. Such amounts are not material to net interest income or net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. Net interest income and the related net interest margin have been adjusted to reflect tax-exempt income, such as interest on municipal securities and loans, on a tax-equivalent basis. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

==============================================================================================================================
                                               1999                            1998                          1997
                                ----------------------------------------------------------------------------------------------
                                                       Average                       Average                        Average
                                    Average            Yield/     Average              Yield/    Average             Yield/
                                  Balance(1) Interest   Cost     Balance(1)  Interest  Cost     Balance(1)  Interest  Cost
                                ----------------------------------------------------------------------------------------------
Assets
Interest bearing deposits with
   banks                        $    3,840  $    204      5.31% $  40,094  $   2,283      5.69%  $ 32,319   $  1,764     5.46%
Securities (2)                     187,258    10,336      5.52    142,770      8,000      5.60     69,887      3,793     5.43
Federal funds sold                  30,844     1,536      4.98     43,784      2,327      5.31     63,889      3,493     5.47
Loans, net of unearned
   income (2)                    1,135,200    97,529      8.59    848,344     75,464      8.90    620,801     56,134     9.04
                                ----------------------------------------------------------------------------------------------
     Total earning assets        1,357,142   109,605      8.08  1,074,992     88,074      8.19    786,896     65,184     8.28
                                ----------------------------------------------------------------------------------------------

Cash and due from banks             39,285                         26,585                          17,966
Allowance for possible loan
  losses                            (7,980)                        (5,983)                         (4,522)
Premises and equipment, net         65,539                         50,681                          35,634
Other assets                        42,580                         31,470                          22,110
                                ----------------------------------------------------------------------------------------------
     Total assets               $1,496,566                     $1,177,745                       $ 858,084
==============================================================================================================================

Liabilities and Shareholders' Equity
Deposits - interest bearing:
   NOW accounts                $   123,846 $   3,607      2.91% $  89,963  $   2,849      3.17% $  66,221  $   2,535     3.83%
   Savings and money market
     deposits                      309,525    11,194      3.62    256,644     10,480      4.08    191,317      8,220     4.30
   Time deposits                   751,286    41,225      5.49    611,199     35,740      5.85    444,587     26,620     5.99
                                ----------------------------------------------------------------------------------------------
     Total interest bearing
       deposits                  1,184,657    56,026      4.73    957,806     49,069      5.12    702,125     37,375     5.32
                                ----------------------------------------------------------------------------------------------

Short-term borrowings
   and notes payable                53,076     2,633      4.96     21,249      1,399      6.58     13,694        964     7.04
Long-term debt - trust preferred
   securities(3)                    31,050     2,938      9.46      7,915        747      9.44          -           -       -
                                ----------------------------------------------------------------------------------------------
     Total interest bearing
       liabilities               1,268,783    61,597      4.85    986,970     51,215      5.19    715,819     38,339     5.36
                                ----------------------------------------------------------------------------------------------

Non-interest bearing deposits      126,388                        100,712                          73,280
Other liabilities                   20,014                         18,157                           7,481
Shareholders' equity                81,381                         71,906                          61,504
                                ----------------------------------------------------------------------------------------------

     Total liabilities and
       shareholders' equity     $1,496,566                     $1,177,745                       $ 858,084
------------------------------------------------------------------------------------------------------------------------------

Net interest income/spread                  $ 48,008      3.23%             $ 36,859      3.00%           $   26,845     2.92%
Net interest margin                                       3.54%                           3.43%                          3.41%
Core net interest margin(4)                               3.64%                           3.45%                          3.41%
==============================================================================================================================

(1)  Average balances were generally computed using daily balances.
(2) Interest income on tax advantaged securities and loans reflects a tax-equivalent adjustment based on a marginal federal tax rate of 35% for 1999 and 34% for both 1998 and 1997. This total adjustment reflected in the above table is $274, $95 and $73 in 1999, 1998 and 1997, respectively.
(3) This category relates to the $31.05 million 9.00% Cumulative Trust Preferred Securities offering that was completed in October 1998. The rates shown above are higher than the 9.00% coupon rate due to amortization of offering costs, including underwriting fees, legal and professional fees, and other related costs. See Note 10 to the Consolidated Financial Statements for further information about the Trust Preferred Securities.
(4) The core net interest margin excludes the net impact of the Company's 9.00% Cumulative Trust Preferred Securities offering and certain discretionary investment leveraging transactions.

CHANGES IN INTEREST INCOME AND EXPENSE

The following table shows the dollar amount of changes in interest income and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate or both, for the periods indicated (in thousands):

============================================================================================================================
                                                                          YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------------
                                                          1999 COMPARED TO 1998                  1998 COMPARED TO 1997
                                                 ---------------------------------------------------------------------------
                                                    CHANGE       CHANGE                     CHANGE       CHANGE
                                                    DUE TO       DUE TO        TOTAL        DUE TO       DUE TO      TOTAL
                                                     RATE        VOLUME       CHANGE         RATE        VOLUME     CHANGE
                                                 ---------------------------------------------------------------------------
INTEREST INCOME:
Interest bearing deposits with banks             $    (142)      (1,937)      (2,079)          79           440        519
Federal funds sold                                    (138)        (653)        (791)         (95)       (1,071)    (1,166)
Securities                                            (116)       2,452        2,336          127         4,080      4,207
Loans                                               (2,695)      24,760       22,065         (925)       20,255     19,330
                                                 ---------------------------------------------------------------------------
   Total interest income                            (3,091)      24,622       21,531         (814)       23,704     22,890
                                                 ---------------------------------------------------------------------------

INTEREST EXPENSE:
NOW accounts                                          (247)       1,005          758         (489)          803        314
Savings and money market deposits                   (1,280)       1,994          714         (426)        2,686      2,260
Time deposits                                       (2,323)       7,808        5,485         (637)        9,757      9,120
Short-term borrowings and notes payable               (417)       1,651        1,234          (66)          501        435
Long-term debt-trust preferred securities                2        2,189        2,191           -            747        747
                                                 ---------------------------------------------------------------------------
   Total interest expense                           (4,265)      14,647       10,382       (1,618)       14,494     12,876
                                                 ---------------------------------------------------------------------------

   Net interest income                           $   1,174        9,975       11,149          804         9,210     10,014
============================================================================================================================

The changes in net interest income are created by various changes in both interest rates and volumes and, therefore, require significant analysis. However, it is clear that the change in the Company's net interest income for the periods under review was predominantly impacted by the growth in the volume of the overall interest-earning assets (specifically loans) and interest-bearing deposit liabilities. In the table above, volume variances are computed using the change in volume multiplied by the previous year's rate. Rate variances are computed using the change in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of the absolute dollar amounts of the change in each.


ANALYSIS OF FINANCIAL CONDITION

The dynamics of community bank balance sheets is generally dependent upon the ability of management to attract additional deposit accounts to fund the growth of the institution. As several of the Company's banks are still less than five years old, the generation of new deposit relationships to gain market share and establish themselves in the community as the bank of choice is particularly important. When determining a community to establish a de novo bank, the Company generally will only enter a community where it believes the bank can gain the number one or two position in deposit market share. This is usually accomplished by initially paying competitively high deposit rates to gain the relationship and then by introducing the customer to the Company's unique way of providing local banking services.

Deposits. Over the past three years, the Company has experienced significant growth in both the number of accounts and the balance of deposits primarily as a result of de novo bank formations, new branch openings and strong marketing efforts. Total deposit balances increased 19.1% to $1.46 billion at December 31, 1999 as compared to $1.23 billion at December 31, 1998, which increased 33.9% when compared to the balance of $917.7 million at December 31, 1997.

As can be seen from the following table, the composition of the deposit base has remained relatively consistent when comparing the ending balances as of December 31, 1999, 1998 and 1997 (dollars in thousands):

                                           ==================================================================================
                                                         1999                       1998                      1997
                                           ----------------------------------------------------------------------------------
                                                 Ending        Percent      Ending         Percent      Ending       Percent
                                                 Balance      of Total      Balance       of Total      Balance     of Total
                                           ----------------------------------------------------------------------------------
Non-interest bearing deposits              $     154,034        11%     $    131,309        11%    $     92,840       10%
NOW accounts                                     130,625         9           114,284         9           83,301        9
Savings and money market deposits                325,201        22           297,932        24          216,338       24
Time deposits                                    853,762        58           685,629        56          525,222       57
                                           ----------------------------------------------------------------------------------
   Total deposits                           $  1,463,622       100%      $ 1,229,154       100%     $   917,701      100%
=============================================================================================================================

Additionally, growth in the deposit base continues to be generated by each of the Banks. The following table presents deposit balances by the Banks and the relative percentage of total deposits held by each Bank at December 31 for the past three years (dollars in thousands):

=============================================================================================================================
                                                         1999                       1998                      1997
                                           ----------------------------------------------------------------------------------
                                                Deposit       Percent      Deposit        Percent      Deposit      Percent
                                                Balances      of Total     Balances       of Total     Balances     of Total
                                           ----------------------------------------------------------------------------------

Lake Forest Bank                           $     416,642        29%     $    371,900        30%     $   287,765       31%
Hinsdale Bank                                    296,127        20           259,333        21          206,197       22
North Shore Bank                                 327,130        22           270,030        22          245,184       27
Libertyville Bank                                191,085        13           171,735        14          112,658       12
Barrington Bank                                  156,859        11           109,130         9           64,803        7
Crystal Lake Bank                                 75,779         5            47,026         4            1,094        1
                                           ----------------------------------------------------------------------------------
   Total deposits                           $  1,463,622       100%      $ 1,229,154       100%     $   917,701      100%
                                           ==================================================================================

Percentage increase from
   prior year-end                                   19.1%                       33.9%                      48.5%
=============================================================================================================================

Short-term borrowings. Short-term borrowings predominantly include securities sold under agreements to repurchase and federal funds purchased and totaled $59.8 million at December 31, 1999. There were no short-term borrowings outstanding as of December 31, 1998. This funding category fluctuates based on daily liquidity needs of the Banks, FIFC and Tricom.

Notes payable. As of December 31, 1999, notes payable totaled $8.4 million and represented the outstanding balance on the Company's $40 million revolving credit line with an unaffiliated bank. At December 31, 1998, there were no notes payable outstanding as the proceeds from the October 1998 Trust Preferred Securities offering were used to pay-off the previous outstanding balance on this revolving credit line. This revolving credit line is available for corporate purposes such as to provide capital to fund continued growth at existing bank subsidiaries, expansion of WAMC, possible future acquisitions and for other general corporate matters. See Note 9 to the Consolidated Financial Statements for further discussion of the terms of this revolving credit line.

Long-term debt - trust preferred securities. As of December 31, 1999 and 1998, this category totaled $31.05 million of 9.00% Cumulative Trust Preferred Securities, which were publicly sold in an offering that was completed on October 9, 1998. The proceeds were used to pay-off the outstanding balance on the revolving credit line, as mentioned above. The Trust Preferred Securities offering increased the Company's regulatory capital, and provided for the continued growth of its banking and trust franchise. The ability to treat these Trust Preferred Securities as regulatory capital under Federal Reserve guidelines, coupled with the Federal income tax deductibility of the related interest expense, provides the Company with a cost-effective form of capital. See Note 10 to the Consolidated Financial Statements for further discussion of these Trust Preferred Securities.

Total assets and earning assets. The Company's total assets were $1.68 billion at December 31, 1999, an increase of $331.3 million, or 24.6%, when compared to $1.35 billion at December 31, 1998, which increased $294.6 million, or 28.0%, over the December 31, 1997 total of $1.05 billion. Earning assets totaled $1.51 billion at December 31, 1999, an increase of $282.2 million, or 22.9%, from the balance of $1.23 billion a year earlier. Earning assets as a percentage of total assets dropped to 90.2% as of December 31, 1999 when compared to

91.4% as of December 31, 1998. This decline was due mainly to an unusually high level of cash and due from bank balances maintained at the end of 1999 in connection with the Company's contingency and liquidity planning for the Year 2000 issue. The increases in total assets and earning assets since December 31, 1998 were primarily attributable to the $234.5 million increase in deposits, which mainly resulted from continued market share growth. The Company had a total of 24 banking facilities at the end of 1999 compared to 21 at the end of 1998.

Loans. Total loans, net of unearned income, continued on a solid growth track during 1999 and totaled $1.28 billion at December 31, 1999, an increase of $286.2 million, or 28.8%, over the December 31, 1998 balance of $992.1 million. This growth occurred in all core and specialty loan categories. Total loans, net of unearned income, comprised 84.4% of total earning assets at December 31, 1999 as compared to 80.5% at December 31, 1998. This shift toward higher yielding earning assets is consistent with management's objective of being an asset-driven organization whereby loan generation is on a faster pace than deposit funding. The following table presents loan balances, net of unearned income, by category as of December 31, 1999 and 1998 (dollars in thousands):


=========================================================================
                                          1999              1998
                                   --------------------------------------
                                              Percent            Percent
                                     Balances of Total Balances  of Total
                                   --------------------------------------
Commercial and
   commercial real estate          $   485,776    38% $ 366,229     37%
Indirect auto, net                     255,410    20    209,983     21
Premium finance, net                   219,341    17    178,138     18
Home equity                            139,194    11    111,537     11
Residential real estate                111,026     9     91,525      9
Tricom finance receivables              17,577     1          -      -
Other loans                             49,925     4     34,650      4
                                   --------------------------------------
     Total loans, net              $ 1,278,249   100% $ 992,062    100%
=========================================================================

Specialty  Loan   Categories
In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company has developed lending programs focused on specialized earning asset niches that generally have large volumes of homogeneous assets that can be acquired for the Banks' portfolios and possibly sold in the secondary market to generate fee income. These specialty niches also diversify the Banks' loan portfolios and add higher yielding earning assets that help to improve the net interest margin. Currently, the Company's two largest loan niches function as separate operating segments and consist of the premium finance and indirect auto segments. Other specialty loan programs include finance receivables from the October 1999 Tricom acquisition, medical and municipal equipment leases through a division of Lake Forest Bank, mortgage broker warehouse lending through Hinsdale Bank, and commercial loans through the Community Advantage program at Barrington Bank, which began in mid-1999 to provide lending and deposit services to condominium, homeowner and community associations. Management continues to evaluate other specialized types of earning assets to assist with the deployment of deposit funds and to diversify the earning asset portfolio.

Premium finance receivables. The Company originates commercial premium finance receivables through FIFC, which currently sells them to the Banks and an unrelated third party; however, these receivables could be funded in the future through an asset securitization facility. All premium finance receivables, however financed, are subject to the Company's stringent credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums. Premium finance receivables totaled $219.3 million at December 31, 1999 and increased $41.2 million, or 23.1%, from the $178.1 million balance a year earlier. In addition to this growth, FIFC sold approximately $69 million of new 1999 volume to an unrelated third party and recognized approximately $1.0 million in gains from the sales of these loans. During 1999, loan originations totaled almost $690 million, an increase of over 40% from the prior year volume level. In July 1999, a program agreement was signed with Dallas-based Premium Finance Holdings ("PFH") to originate premium finance receivables referred by PFH, which is anticipated to add almost $200 million in volume in 2000. The addition of the PFH relationship coupled with other business development efforts including new product offerings and targeted marketing programs have been the primary factors for the volume growth during 1999. With continued growth expectations in 2000, it is probable that the Company will continue selling a portion of these new receivables to unrelated third parties.

Indirect auto loans. The Company finances fixed rate automobile loans sourced indirectly through an established network of unaffiliated automobile dealers located throughout the Chicago metropolitan area. These indirect auto loans are secured by new and used automobiles and generally have an original maturity of 36 to 60 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with this portfolio is diversified amongst many individual borrowers. The Company utilizes credit underwriting standards that management believes results in a high quality portfolio. The Company does not currently originate any significant level of sub-prime loans, which are made to individuals with impaired credit histories at generally higher rates, and accordingly, with higher levels of credit risk. Management continually monitors the dealer relationships and the Banks are not dependent on any one dealer as a source of such loans. The Company began to originate these loans in mid-1995 and has consistently increased the level of outstanding loans. As of December 31, 1999, net indirect auto loans were the second largest loan category and totaled $255.4 million, an increase of $45.4 million, or 21.6%, over the previous year-end balance. This increase was the result of higher volumes from a strong auto market, favorable auto loan rates and new dealer relationships.

Tricom finance receivables. The October 1999 acquisition of Tricom added this newest category to the Company's loan portfolio. These receivables consist of high-yielding short-term accounts receivable financing to clients in the temporary staffing industry located throughout the United States. Typically, Tricom will also provide value-added out-sourced administrative services to many of these clients, such as data processing of payrolls, billing and cash management services, which generates additional fee income. As of December 31, 1999, Tricom had approximately 170 clients and outstanding finance receivables of $17.6 million.

Core Loan Categories
Commercial and commercial real estate loans, the largest loan category, totaled $485.8 million at December 31, 1999 and increased $119.5 million, or 32.6%, over the December 31, 1998 balance of $366.2 million. This category comprised 38% of the loan portfolio at the end of 1999 and the increase over the prior year-end balance was mainly due to the combination of increased business development efforts, a favorable interest rate environment and a continued healthy economy.

Home equity loans totaled $139.2 million as of December 31, 1999 and increased $27.7 million, or 24.8%, when compared to the December 31, 1998 balance of $111.5 million. This increase was mainly the result of increased line of credit usage and special marketing programs. Unused commitments on home equity lines of credit have increased approximately $20 million, or 12%, over the balance at December 31, 1998 and totaled $188.3 million at December 31, 1999.

Residential real estate loans totaled $111.0 million at December 31, 1999, and increased $19.5 million, or 21.3%, over the prior year-end balance due mainly to the low mortgage interest rate environment earlier in 1999 and the related high levels of refinancing activity. Mortgage loans held for sale are included in this category and totaled $8.1 million and $18.0 million at December 31, 1999 and 1998, respectively. The Company collects a fee on the sale of these loans into the secondary market to avoid the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans. The remaining loans in this category are maintained within the Banks' loan portfolios and comprise mostly adjustable rate mortgage loans and shorter-term fixed rate mortgage loans.

Liquidity Management Assets. Funds that are not utilized for loan originations are used to purchase investment securities and short-term money market investments, to sell as federal funds and to maintain in interest-bearing deposits with banks. The balances of these assets fluctuate frequently based on deposit inflows and loan demand. As a result of anticipated significant growth in the development of de novo banks, it has been Wintrust's policy to generally maintain its securities portfolio in short-term, liquid, and diversified high credit quality securities at the Banks in order to facilitate the funding of quality loan demand as it emerges and to keep the Banks in a liquid condition in the event that deposit levels fluctuate. The aggregate carrying value of these earning assets declined slightly to $236.6 million at December 31, 1999 from $240.5 million at December 31, 1998. As a percent of total earning assets, total liquidity management assets declined to 15.6% at December 31, 1999 from 19.5% at December 31, 1998. A detail of the carrying value of the individual categories as of December 31, 1999 and 1998 is set forth in the following table (in thousands):

=======================================================================
                                                1999             1998
                                          -----------------------------
Federal funds sold                        $    28,231           18,539
Interest-bearing deposits with banks            2,547            7,863
Securities                                    205,795          214,119
                                          -----------------------------
   Total liquidity management assets      $   236,573          240,521
=======================================================================

CONSOLIDATED  RESULTS OF  OPERATIONS

Overview of the Company's profitability characteristics. The following discussion of Wintrust's results of operations requires an understanding that the Company's bank subsidiaries have all been started as new banks since December 1991 and have an average life of approximately five years. The Company's premium finance company, FIFC, began limited operations in 1991 as a start-up company. The Company's trust and investment company, WAMC, began operations in September 1998. Previously, the Company's Lake Forest Bank operated a trust department on a much smaller scale than WAMC. Tricom, the Company's newest subsidiary, started operations as a new company in 1989. Accordingly, Wintrust is still a young Company that has a strategy of continuing to build its customer base and securing broad product penetration in each marketplace that it serves. The Company has expanded its banking offices from 5 in 1994 to 24 at the end of 1999, adding three new offices in 1999 and four new offices in 1998. In addition, WAMC hired experienced trust professionals in the last half of 1998, who are located within the banking offices of four of the six subsidiary banks. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures and existing banks become more profitable, the start-up costs associated with future bank and branch openings and other new financial services ventures will not have as significant an impact on earnings. Additionally, the Company's more mature banks have several operating ratios that are either comparable or better than peer group data, suggesting that as the banks become more established, the overall earnings level will continue to increase.


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

Earnings summary. Net income for the year ended December 31, 1999 totaled $9.4 million and increased $3.2 million, or 51.0%, over the prior year. Net income per basic common share totaled $1.14 in 1999 versus $0.77 in 1998, an increase of $0.37 per share, or 48.1%. On a diluted basis, net income per common share totaled $1.10 in 1999 as compared to $0.74 in 1998, an increase of $0.36 per share, or 48.6%. Excluding the impact of the 1998 non-recurring charge mentioned later in the non-interest expense section, the increase in net income for the year ended December 31, 1999 would have been $2.6 million, or 37.5%, over 1998. On a diluted basis, net income per common share would have increased $0.29, or 35.8%.

The increase in net income during 1999 was most favorably impacted by a $11.0 million increase in net interest income that primarily resulted from a higher earning asset base, particularly from growth in the loan portfolio. A $1.7 million increase in non-interest income also contributed to the higher 1999 earnings and was mainly the result of gains from the sale of premium finance receivables, higher levels of deposit service charges, growth in trust fee income and the addition of administrative service revenues resulting from the October 1999 acquisition of Tricom. Partially offsetting these increases was a $2.4 million decline in fees from the sale of mortgage loans into the secondary market due to significantly lower levels of mortgage origination volumes, particularly refinancing activity, caused by the increases in mortgage interest rates. A $3.8 million increase in total non-interest expense during 1999 also offset a portion of the income growth, and was due primarily to the growth and expansion experienced by the Company during 1999 coupled with the Tricom acquisition.

A significant factor that contributed to the prior year net income was the recognition of income tax benefits from the realization of previously unvalued tax loss benefits. Due to the prior year recognition of tax benefits, the Company's true growth in profitability over the past year has been masked. Therefore, a comparison of pre-tax operating income is more representative of the Company's improvement in operating results. On a pre-tax basis, operating income totaled $14.2 million in 1999, an increase of $8.4 million, or 148%, over 1998, exclusive of the previously mentioned prior year non-recurring charge. This significant improvement in operating results has been primarily the result of enhanced performance of the Company's more established subsidiaries and the fourth quarter 1999 acquisition of Tricom. For further information regarding the recognition of income tax benefits, please refer to the Income Taxes section of this discussion and analysis.

Net interest income. Net interest income totaled $47.7 million for the year ended December 31, 1999, an increase of $11.0 million, or 29.8%, when compared to 1998. This increase was primarily attributable to a 26.2% increase in average earning assets, including a 33.8% increase in average loans and a 2.1% decline in average securities and other liquidity management assets. Total average loans as a percentage of total average earning assets increased to 83.6% in 1999 from 78.9% in 1998 as a result of solid loan growth. This improved loan proportion creates a higher net interest margin, as loans earn interest at a higher rate than the Company's other earning assets. The net interest margin increased from 3.43% in 1998 to 3.54% in 1999. The core net interest margin, which excludes the impact of the 9.00% Cumulative Trust Preferred Securities offering and certain discretionary investment leveraging transactions, was 3.64% in 1999, an increase of 19 basis points over the core margin of 3.45% in 1998. These margin increases were the result of a decline in overall funding cost rates and loan growth. The total deposit funding cost rate declined 39 basis points since the prior year and was 4.73% for the year ended December 31, 1999. This improvement was due mainly to less aggressive deposit pricing in the markets of the more mature banks that have already established significant market share. The average earning asset yield declined to 8.08% in 1999 as compared to 8.19% in 1998, due mostly to the 31 basis point decline in the average loan yield to 8.59% in 1999. This decline was due primarily to a lower average prime lending rate of 8.00% in 1999 versus an average prime lending rate of 8.36% in 1998. Please refer to the previous sections of this discussion entitled "Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs" and "Changes in Interest Income and Expense" for detailed tables of information and further discussion of the components of net interest income and the impact of rate and volume changes.

Provision for possible loan losses. The provision for possible loan losses totaled $3.7 million for the year ended December 31, 1999, a $584,000 decline from the total of $4.3 million in 1998. The higher provision in 1998 was necessary to cover increased loan charge-offs that occurred at one banking office in early 1998. Management believes the allowance for possible loan losses is adequate to provide for inherent losses in the portfolio. There can be no assurances, however, that future losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for possible loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors.

Non-interest income. For the year ended December 31, 1999, total non-interest income was $9.8 million and increased $1.7 million, or 21.5%, when compared to $8.1 million in 1998.

The October 1999 acquisition of Tricom added approximately $1.0 million of administrative services revenue to total non-interest income in 1999. This revenue comprises income from administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. Tricom also earns interest and fee income from providing short-term accounts receivable financing to this same client base, as mentioned earlier in this discussion.

During 1999, approximately $69 million of premium finance receivables were sold by FIFC to an unrelated third party and resulted in the recognition of approximately $1.0 million in gains, which are shown as a separate category of non-interest income. There were no sales of premium finance receivables in 1998. Consistent with Wintrust's strategy to be asset-driven, it is probable that similar future sales of premium finance receivables will occur depending on the level of new volume growth in relation to the capacity to retain such loans within the Banks' loan portfolios.

Fees on mortgage loans sold, the largest category of non-interest income, includes income from originating and selling residential real estate loans into the secondary market. For the year ended December 31, 1999, these fees totaled $3.2 million, a decline of $2.4 million, or 42.4%, from the 1998 total of $5.6 million. This decline was due to significantly lower levels of mortgage origination volumes, particularly refinancing activity, caused by the increases in mortgage interest rates.

Service charges on deposit accounts totaled $1.6 million for the year ended December 31, 1999 and increased $497,000, or 46.7%, when compared to the 1998 total of $1.1 million. This increase was due mainly to a higher deposit base and a larger number of accounts at both the mature banks and the newer de novo banks. The majority of deposit service charges relate to customary fees on overdrawn accounts and returned items. The level of service charges received is substantially below peer group levels as management believes in the philosophy of providing high quality service without encumbering that service with numerous activity charges.

Trust fees totaled $1.2 million for the year ended December 31, 1999, an increase of $383,000, or 48.6%, over 1998. This increase was the result of new business development efforts generated by a larger staff of experienced trust officers that were added in late 1998 with the formation of WAMC. Wintrust is committed to growing the trust and investment business in order to better service its customers and create a more diversified revenue stream. However, as the introduction of expanded trust and investment services continues to unfold, it is expected that overhead levels will be high when compared to the fee income that is generated. This overhead will consist primarily of the salaries and benefits of experienced trust professionals. It is anticipated that trust fees will eventually increase to a level sufficient to cover this overhead within a few years.

Other non-interest income totaled $1.8 million for the year ended December 31, 1999 and increased $1.2 million, or 181%, over the 1998 total of $653,000. This increase was due primarily to $508,000 in premium income from certain call option transactions and a $355,000 increase in rental income from equipment leased through the MMF division of Lake Forest Bank, a small business that was acquired in mid-1998. The call option transactions were designed to utilize the excess capital at certain banks, increase the total return associated with holding certain securities as earning assets, and yield additional fee income.

Non-interest expense. For the year ended December 31, 1999, total non-interest expense was $39.7 million and increased $3.8 million, or 10.7%, over 1998. Excluding the prior year non-recurring $1.0 million pre-tax charge related to severance amounts due to the Company's former Chairman and Chief Executive Officer and certain related legal fees, total non-interest expense would have increased $4.8 million, or 13.9%, over 1998. The increases in non-interest expense were predominantly caused by the continued growth and expansion of the Banks, as discussed in earlier sections of this analysis, the development of WAMC and the October 1999 acquisition of Tricom. For example, the increase in total operating expenses from 1998 to 1999 for Barrington Bank and Crystal Lake Bank were $485,000 and $600,000, respectively, and the September 1998 start-up of WAMC added $1.5 million to total 1999 non-interest expense when compared to the 1998 total. In addition, the October 1999 acquisition of Tricom added $1.2 million to 1999 non-interest expense. Since December 31, 1998, total deposits have grown 19.1% and total loan balances have risen 28.8%, requiring higher levels of staffing and other operating costs, such as occupancy, equipment, advertising and data processing, to both attract and service the larger customer base.

Despite the growth and the related increases in many of the non-interest expense categories, Wintrust's ratio of non-interest expense to total average assets declined from 3.04% in 1998 to 2.65% in 1999, and is favorable to the Company's most recent peer group ratio. In addition, the net overhead ratio for 1999 declined to 2.00% as compared to the 1998 ratio of 2.36%. The improvement in this ratio has caused this key indicator of overhead to reach the upper end of Wintrust's previously stated performance goal range of 1.50% - 2.00%.

Salaries and employee benefits for the year ended December 31, 1999 totaled $20.8 million, an increase of $2.8 million, or 15.3%, from the 1998 total, excluding the impact of the prior year non-recurring charge mentioned earlier. This increase was directly caused by higher staffing levels necessary to support the continued growth of the Banks, the late 1998 hiring of several experienced trust professionals in conjunction with the start-up of WAMC, approximately $600,000 related to the October 1999 acquisition of Tricom, and normal salary increases. For the year ended December 31, 1999, salaries and employee benefits as a percent of average assets was 1.39% versus 1.53% in 1998, exclusive of the non-recurring charge.

Equipment expense, which includes furniture, equipment and computer software depreciation and repairs and maintenance costs, totaled $3.2 million for year ended December 31, 1999, a $978,000, or 44.0%, increase over the 1998 total. This increase was caused mainly by higher levels of depreciation expense related to the opening of new facilities, the expansion of existing facilities, the acquisition of Tricom and other growth as discussed earlier.

Net occupancy expenses for the year ended December 31, 1999 increased $556,000, or 22.8%, to $3.0 million as compared to $2.4 million for 1998. This increase was due mainly to the opening of three additional facilities in 1999, the expansion of the Lake Forest Bank and corporate office facilities, and the acquisition of Tricom.

Data processing expenses totaled $2.2 million for the year ended December 31, 1999, an increase of $493,000, or 29.4%, when compared to 1998. This increase was due primarily to the additional transactional charges related to the larger deposit and loan portfolios, which increased, on an average basis, 23.9% and 33.8%, respectively, in 1999 when compared to the prior year.

Advertising and marketing expenses totaled $1.4 million for the year ended December 31, 1999, a decline of $210,000, or 13.0%, when compared to 1998. In the prior year, higher levels of marketing costs were necessary to attract loans and deposits at the newly chartered Crystal Lake Bank and Barrington Bank and to announce the expansion of trust and investment services through WAMC.

Professional fees, which includes legal, audit and tax fees, external loan review costs and normal regulatory exam assessments, totaled $1.2 million for the year ended December 31, 1999, a decline of $451,000, or 27.3%, from the 1998 total. This decline was caused by a higher level of fees in 1998 related to certain non-performing loan work-outs and approximately $100,000 in legal fees related to the non-recurring severance charge mentioned earlier.

Amortization of intangibles expense totaled $251,000 for the year ended December 31, 1999 as compared to $120,000 for the same period in 1998. The $131,000 increase was due to goodwill and other intangibles amortization from the October 1999 Tricom acquisition and amortization expense from the mid-1998 acquisition of MMF. Based on existing intangible assets at December

31, 1999, this category of expense will increase to approximately $715,000 in 2000 to reflect the inclusion of a full year of amortization for the Tricom acquisition.

Other non-interest expenses for the year ended December 31, 1999 totaled $7.7 million and increased $484,000, or 6.7%, over the prior year. This category includes loan expenses, correspondent bank service charges, insurance, postage, stationery and supplies, telephone, directors fees, organizational cost amortization, and other sundry expenses. In 1998, one subsidiary bank recorded a $600,000 operations loss. Without this prior year expense, the 1999 increase would have been $1.1 million, or 16.5%. This increase was generally caused by the Company's expansion activities and the Tricom acquisition, as discussed earlier, including increased costs from the origination and servicing of a larger base of deposit and loan accounts.

Income taxes. The Company recorded income tax expense of $4.7 million for the year ended December 31, 1999 as compared to $1.5 million of income tax benefits in 1998. Prior to the September 1, 1996 merger transaction that formed Wintrust, each of the merging companies, except Lake Forest Bank, had net operating losses and, based upon the start-up nature of the organization, there was not sufficient evidence to justify the full realization of the net deferred tax assets generated by those losses. Accordingly, during 1996, certain valuation allowances were established against deferred tax assets. As the entities become profitable, the recognition of previously unvalued tax loss benefits become available, subject to certain limitations, to offset tax expense generated from profitable operations. The income tax benefit recorded in 1998 reflected management's determination that certain of the subsidiaries' earnings history and projected future earnings were sufficient to make a judgment that the realization of a portion of the net deferred tax assets not previously valued was more likely than not to occur. Accordingly, unlike prior periods, the Company's results in 1999 and future years will not benefit significantly from the recognition of net operating loss carryforwards. The value of prior net operating losses recognized for financial statement reporting purposes for 1999 and 1998 was approximately $460,000 and $3.4 million, respectively. Please refer to Note 12 to the Consolidated Financial Statements for further discussion and analysis of the Company's tax position.


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997
Earnings summary. Net income for the year ended December 31, 1998 totaled $6.2 million and increased $1.4 million, or 28.9%, over the prior year. Net income per basic common share totaled $0.77 in 1998 versus $0.62 in 1997, an increase of $0.15 per share, or 24.2%. On a diluted basis, net income per common share totaled $0.74 in 1998 as compared to $0.60 in 1997, an increase of $0.14 per share, or 23.3%.

In the second quarter of 1998, net income was unfavorably impacted by the previously mentioned non-recurring $1.0 million pre-tax charge. Excluding this charge, on an after-tax basis, net income for the year ended December 31, 1998 would have been $6.9 million, or $0.81 per diluted common share, an increase of $2.0 million, or 41.5%, over 1997.

Net income for 1998 was favorably impacted by a higher earning asset base and resulted in net interest income increasing by $10.0 million over the 1997 total. Fees recognized on mortgage loans sold into the secondary market, primarily on a servicing released basis, also was a key factor for the earnings growth during 1998. These fees increased $3.2 million in 1998 when compared to the 1997 level and were mainly the result of a low mortgage interest rate environment that created a high level of refinancing activity and fueled a healthy residential real estate market. A $8.6 million increase in total non-interest expense during 1998 as compared to 1997 offset a portion of this income growth, and was due primarily to the growth and expansion experienced by the Company during 1998.

Another significant factor that contributed to net income for both 1998 and 1997 was the recognition of income tax benefits from the realization of previously unvalued tax loss benefits. For the years ended December 31, 1998 and 1997, the Company recorded income tax benefits of $1.5 million and $3.8 million, respectively. These income tax benefits reflected management's determination that certain of the Company's subsidiaries' earnings histories and projected future earnings were sufficient to make a judgment that the realization of a portion of the net deferred tax assets not previously recognized was more likely than not to occur.

Excluding the impact of income tax benefits and the non-recurring charge mentioned above, the Company recorded operating income of $5.7 million and $1.1 million in 1998 and 1997, respectively. This significant improvement in 1998 operating results was due to the enhanced performance of the Company's more established subsidiaries.

Net interest income. Net interest income totaled $36.8 million for the year ended December 31, 1998, an increase of $10.0, or 37.3%, when compared to 1997. This increase was primarily attributable to a 36.6% increase in average earning assets, including a 36.7% increase in average loans and a 36.5% increase in average securities and other liquidity management assets. Total average loans as a percentage of total average earning assets remained constant at 78.9% in both 1998 and 1997. The average loan to average deposit ratio also remained constant at 80.1% for both 1998 and 1997. The net interest margin increased slightly during 1998 to 3.43% as compared to 3.41% in 1997. The average earning asset yield declined to 8.19% in 1998 as compared to 8.28% in 1997, due mostly to the 14 basis point decline in the average loan yield to 8.90% in 1998. This decline was due primarily to the reductions in the prime lending rate during the last half of 1998 in addition to competitive pressures on commercial loan rates. The average prime rate during 1997 was 8.48% compared to 8.36% during 1998. A 20 basis point decline in the cost of average interest bearing deposits to 5.12% in 1998 helped to offset the lower loan yield. This improvement was due to a general decline in rates and less aggressive deposit pricing in the markets of the more mature banks that have already established significant market share. Please refer to the previous sections of this discussion entitled "Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs" and "Changes in Interest Income and Expense" for detailed tables of information and further discussion of the components of net interest income and the impact of rate and volume changes.

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

Fees on mortgage loans sold for the year ended December 31, 1998 rose $3.2 million, or 137.9%, in comparison to 1997, and totaled $5.6 million. Historically low mortgage interest rates and the related high levels of refinancing activity were the major reasons for this significant revenue increase.

Service charges on deposit accounts continued to increase throughout 1998 when compared to 1997, predominantly as a result of higher deposit balances and a larger number of accounts. Service charges totaled $1.1 million for the year ended December 31, 1998, an increase of $341,000, or 47.1%, over 1997.

Trust fees totaled $788,000 for the year ended December 31, 1998, an increase of $162,000, or 25.9%, over 1997 due primarily to new business development efforts and the September 1998 start-up of WAMC.

Non-interest expense. For the year ended December 31, 1998, total non-interest expense was $35.8 million and increased $8.6 million, or 31.5%, over 1997. Excluding the non-recurring $1.0 million pre-tax charge recorded in 1998, as discussed earlier, total non-interest expense would have increased $7.6 million, or 27.8%, over 1997. The increases in non-interest expense were predominantly caused by the continued growth of the Company. For example, the late 1997 start-up of the Crystal Lake Bank added $1.7 million to total 1998 non-interest expense, and the 1998 incremental increase of non-interest expense at Barrington Bank, which began operating in December 1996, was $728,000. As of December 31, 1998, when compared to the prior year-end balances, total deposits increased 33.9% and total loans rose 39.2%, which required higher levels of staffing and other operating costs, such as occupancy, advertising and data processing, to both attract and service the larger customer base.

Salaries and employee benefits for the year ended December 31, 1998 totaled $18.9 million, an increase of $4.7 million, or 33.4%, from the same period in 1997. Approximately $900,000 of the $1.0 million non-recurring charge recorded in 1998 related to a severance accrual and, excluding this charge, the increase over 1997 would have been $3.8 million, or 27.0%. The increase was directly caused by higher staffing levels necessary to support the growth of the Company including 1) the Crystal Lake Bank that was opened in December 1997, 2) a new full-service facility located in Western Springs that opened in November 1997,
3) two branch facilities, in Wilmette and Glencoe, that began operations in early 1998, 4) the formation of WAMC as a separate trust company, 5) the addition of the new medical and municipal equipment leasing division in July 1998, 6) additional staffing to service the larger deposit and loan portfolios and 7) normal salary increases. For the year ended December 31, 1998, salaries and employee benefits, exclusive of the non-recurring charge, as a percent of average assets was 1.53% versus 1.66% in 1997, ratios that are comparable to the Company's peer group.

Equipment expense totaled $2.2 million for year ended December 31, 1998, a $508,000, or 29.7%, increase over the 1997 amount. This increase was mainly due to higher levels of depreciation expense related to the opening of additional facilities and other growth as discussed earlier.

Net occupancy expenses for the year ended December 31, 1998 increased $539,000, or 28.4%, to $2.4 million as compared to $1.9 million for the prior year. This increase was due primarily to the December 1997 start-up of the Crystal Lake Bank and the opening of three additional facilities during 1998.

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

Professional fees totaled $1.7 million for the year ended December 31, 1998, an increase of $311,000, or 23.2%, over 1997. This increase was primarily due to growth in the Company, legal fees related to certain non-performing loan work-outs, and approximately $100,000 in legal fees related to the non-recurring severance charge mentioned earlier.

Other non-interest expenses for the year ended December 31, 1998 totaled $7.3 million and increased $1.8 million, or 33.7%, over the prior year. Included in the increase was a $600,000 operations loss at one subsidiary bank.
The operational controls and systems of this bank and all other Banks were reviewed and additional controls and procedures were put into place, where considered necessary. The remaining increase in this category of expenses was generally caused by the Company's expansion activities, as discussed earlier, including increased costs from the origination and servicing of a larger base of deposit and loan accounts. Total non-interest expense as a percent of total average assets was 3.04% in 1998, an improvement from 3.18% in 1997.

Income taxes. The Company recorded income tax benefits of $1.5 million and $3.8 million for the years ended December 31, 1998 and 1997, respectively. As noted earlier, the Company recorded income tax benefits that reflected management's determination that certain of the subsidiaries' earnings history and projected future earnings were sufficient to make a judgment that the realization of a portion of the net deferred tax assets not previously valued was more likely than not to occur. The value of prior net operating losses recognized for financial statement reporting purposes for 1998 and 1997 was approximately $3.4 million and $4.2 million, respectively.

OPERATING SEGMENT RESULTS

As described in Note 20 to the Consolidated Financial Statements, the Company's operations consist of five primary segments: banking, premium finance, indirect auto, Tricom and trust. The Company's profitability is primarily dependent on the net interest income, provision for possible loan losses, non-interest income and operating expenses of its banking segment. The net interest income of the banking segment includes income and related interest costs from portfolio loans that were purchased from the premium finance and indirect auto segments. For purposes of internal segment profitability analysis, management reviews the results of its premium finance and indirect auto segments as if all loans originated and sold to the banking segment were retained within that segment's operations.

The banking segment's net interest income for the year ended December 31, 1999 totaled $44.3 million as compared to $34.2 million for the same period in 1998, an increase of $10.0 million, or 29.3%. The increase in net interest income for 1998 when compared to the total of $25.5 million in 1997 was $8.7 million, or 34.1%. These increases were the direct result of growth in the loan portfolio and an improved net interest margin, as discussed in the Consolidated Results of Operations section. The banking segment's non-interest income totaled $7.1 million in 1999, a decline of $560,000, or 7.3%, when compared to the 1998 total of $7.7 million. This decline was due to a $2.4 million reduction in fees from the sale of residential mortgage loans, which was partially offset by increases in deposit service charges, call option premium income and leased equipment rental income, as discussed earlier in the Consolidated Results of Operations section. The reduction in mortgage fees was mainly caused by increases in mortgage interest rates, which significantly lowered mortgage origination volumes, particularly refinancing activity. In 1998, non-interest income for the banking segment totaled $7.7 million and increased $4.0 million, or 105.6%, over the total of $3.7 million in 1997. This increase was primarily the result of higher levels of fees from the sale of residential mortgage loans and general growth of the Company, as more fully explained in the Consolidated Results of Operations section of this discussion. The banking segment's net after-tax profit totaled $10.3 million for the year ended December 31, 1999, an increase of $5.2 million, or 100.4%, as compared to the 1998 total of $5.1 million. The total segment profit in 1998 increased $1.0 million over the $4.1 million that was recorded in 1997. These after-tax segment profit increases were primarily the result of higher levels of net interest income, as noted above, and the general continued maturation and related profitability improvements of the more established de novo bank subsidiaries.

Net interest income for the premium finance segment totaled $12.6 million for the year ended December 31, 1999 and increased $2.9 million, or 30.2%, over the $9.7 million in 1998. This increase resulted from higher levels of premium finance receivables produced from various business development efforts including a new program agreement with PFH, as mentioned earlier, and other new product offerings and targeted marketing programs. In 1998, net interest income increased $2.4 million, or 32.0%, over the 1997 total of $7.4 million due to new programs and targeted marketing efforts. The premium finance segment non-interest income for the year ended December 31, 1999 totaled $1.0 million and related to gains from the sale of premium finance receivables, as more fully discussed in the Consolidated Results of Operations section. Net after-tax profit of the premium finance segment totaled $4.3 million for the year ended December 31, 1999, as compared to $2.0 million in 1998 and and $373,000 in 1997. The improvements in profitability during both 1998 and 1999 were due mainly to the combination of higher volumes and the implementation of additional collection procedures and upgraded systems.

Net interest income for the indirect auto segment totaled $8.2 million in 1999, a $2.6 million, or 46.6%, increase over 1998 as a result of a 42.7% increase in average outstanding loans. In 1998, total net interest income of $5.6 million increased $2.0 million, or 55.0%, over the 1997 total of $3.6 million, due to higher average outstanding loans. The indirect auto segment after-tax profit totaled $2.7 million for the year ended December 31, 1999, an increase of $830,000, or 44.9%, over the 1998 total of $1.8 million. In 1998, after-tax segment profit increased $625,000, or 51.0%, over the 1997 total of $1.2 million. These increases were the result of growth in the Chicago area automobile dealer network and increased loan volumes, which produced higher levels of average outstanding loans.

The Tricom segment is the Company's newest reportable operating segment that was created from the October 1999 acquisition. This segment's results of operations began to be included in the Company's consolidated earnings as of October 1, 1999, the effective date of the acquisition. For the year ended December 31, 1999, the Tricom segment added $826,000 to the Company's net interest income, $1.0 million to the Company's non-interest income and $340,000 to the Company's net income. Please refer to Note 19 to the Consolidated Financial Statements for further information related to Tricom including a description of the business and certain pro forma financial information.

As mentioned earlier, the trust segment relates to the operations of WAMC, a trust and investment subsidiary that began operations on September 30, 1998. Trust segment results prior to WAMC relate to the operations of the trust department of Lake Forest Bank and, accordingly, certain expenses of the bank were allocated as indirect costs to the trust segment. In addition to trust and investment management fees that are recorded as non-interest income, and in connection with internal profitability analysis, the trust segment includes net interest income related to certain trust account balances that are maintained with the Lake Forest Bank. This net interest income totaled $469,000 for 1999 as compared to $359,000 in 1998 and $182,000 in 1997. Trust fee income totaled $1.2 million in 1999 as compared to $788,000 in 1998, an increase of $383,000, or 48.6%, due mainly to new business development efforts from a larger staff of experienced trust officers. The increase in 1998 when compared to the 1997 total of $626,000 was $162,000, or 25.9%. The trust segment after-tax loss totaled $559,000 for the year ended December 31, 1999 as compared to a loss of $189,000 in 1998 and a profit of $237,000 in 1997. The losses in both 1999 and 1998 were due to the start-up of WAMC and the related salary and employee benefit costs of hiring experienced trust professionals. See the Overview and Strategy section of this discussion for further explanation of the trust segment expansion through WAMC.

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

Interest rate risk arises when the maturity or repricing periods and interest rate indices of the interest earning assets, interest bearing liabilities, and off-balance sheet financial instruments are different, creating a risk that changes in the level of market interest rates will result in disproportionate changes in the value of, and the net earnings generated from, the Company's interest earning assets, interest bearing liabilities and off-balance sheet financial instruments. The Company continuously monitors not only the organization's current net interest margin, but also the historical trends of these margins. In addition, management attempts to identify potential adverse swings in net interest income in future years, as a result of interest rate movements, by performing computerized simulation analysis of potential interest rate environments. If a potential adverse swing in net interest margin and/or net income is identified, management then would take appropriate actions with its asset-liability structure to counter these potential adverse situations. Please refer to earlier sections of this discussion and analysis for further discussion of the net interest margin.

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

One method utilized by financial institutions to limit interest rate risk is to enter into derivative financial instruments. A derivative financial instrument includes interest rate swaps, interest rate caps and floors, futures, forwards, option contracts and other financial instruments with similar characteristics. As of December 31, 1999, the Company had $240 million notional principal amount of interest rate cap contracts that mature in $60 million notional principal amount intervals on April 30, 2000, September 1, 2000, October 30, 2000 and January 3, 2001. These contracts were purchased to mitigate the effect of rising rates on certain floating rate deposit products. During 1999, the Company also entered into certain covered call option transactions related to certain securities held by the Company. These transactions were designed to utilize excess capital at certain banks and increase the total return associated with holding these securities as earning assets. The Company may enter into other derivative financial instruments in the future to effectively manage its interest rate risk.

The Company's exposure to interest rate risk is reviewed on a regular basis by management and the boards of directors of the Banks and the Company. The objective is to measure the effect on net income and to adjust balance sheet and off-balance sheet instruments to minimize the inherent risk while at the same time maximize income. Tools used by management include a standard gap report and a rate simulation model whereby changes in net income are measured in the event of various changes in interest rate indices. An institution with more assets than liabilities repricing over a given time frame is considered asset sensitive and will generally benefit from rising rates and conversely, a higher level of repricing liabilities versus assets would be beneficial in a declining rate environment. The following table illustrates the Company's estimated interest rate sensitivity and periodic and cumulative gap positions as of December 31, 1999 (dollars in thousands):

=============================================================================================================================
                                                                            Time to Maturity or Repricing
                                                    -------------------------------------------------------------------------
                                                        0-90           91-365          1-5           Over 5
                                                        Days            Days           Years          Years         Total
                                                    -------------------------------------------------------------------------
Rate sensitive assets (RSA)                         $  642,780        323,969         493,991        218,642     1,679,382

Rate sensitive liabilities (RSL)                       849,674        383,295         118,163        328,250     1,679,382

Cumulative gap (GAP = RSA - RSL) (1)                  (206,894)      (266,220)        109,608

Cumulative RSA/RSL (1)                                    0.76           0.78            1.08
RSA/Total assets                                          0.38           0.19            0.29
RSL/Total assets (1)                                      0.51           0.23            0.07

GAP/Total assets (1)                                       (12)%          (16)%             7%
GAP/Cumulative RSA (1)                                     (32)%          (28)%             8%
=============================================================================================================================

(1) The GAP amount and related ratios do not reflect $240 million notional principal amount of interest rate caps, as discussed in the ~ following paragraph.

While the gap position illustrated above is a useful tool that management can assess for general positioning of the Company's and its subsidiaries' balance sheets, it is only as of a point in time and does not reflect the impact of off-balance sheet interest rate cap contracts. As of December 31, 1999, the Company had $240 million notional principal amount of interest rate caps that reprice on a monthly basis. These interest rate caps, which mature in intervals throughout the next 12 months, were purchased to mitigate the effect of rising rates on certain floating rate deposit products. When the gap position in the above table is adjusted for the impact of these interest rate caps, the Company's short-term gap position becomes relatively neutral in that the level of rate sensitive assets that reprice within one year approximately match the level of rate sensitive liabilities that reprice within one year.

Management uses an additional measurement tool to evaluate its asset-liability sensitivity that determines exposure to changes in interest rates by measuring the percentage change in net interest income due to changes in interest rates over a two-year time horizon. Management measures its exposure to changes in interest rates using many different interest rate scenarios. One interest rate scenario utilized is to measure the percentage change in net interest income assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. This analysis also includes the impact of the interest rate cap agreements mentioned above. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net interest income over a two-year time horizon due to changes in interest rates, at December 31, 1999, is as follows:

=========================================================================
                                               +200 Basis    -200 Basis
                                                 Points        Points
                                              ---------------------------
Percentage change in net interest
   income due to an immediate 200
   basis point shift in the yield curve           2.9%          0.1%
=========================================================================


LIQUIDITY AND CAPITAL RESOURCES

The following table reflects various measures of the Company's capital at December 31, 1999 and 1998:

=========================================================================
                                                        December 31,
                                                -------------------------
                                                    1999         1998
                                                -------------------------
Average equity-to-average asset ratio                5.4%         6.1%
Leverage ratio                                       7.1          7.5
Tier 1 risk-based capital ratio                      7.8          8.5
Total risk-based capital ratio                       8.4          9.7
Dividend payout ratio                                0.0          0.0
=========================================================================

The Company's consolidated leverage ratio (Tier 1 capital/total fourth quarter average assets less intangibles) was 7.1 % at December 31, 1999, which is in excess of the "well capitalized" regulatory level. Consolidated Tier 1 and total risk-based capital ratios were 7.8% and 8.4%, respectively. Based on guidelines established by the Federal Reserve Bank, a bank holding company is required to maintain a ratio of Tier 1 capital to risk-based assets of 4.0% and a ratio of total capital to risk-based assets of 8.0% in order to be deemed "adequately capitalized".

The Company's principal source of funds at the holding company level are from dividends from its subsidiaries, borrowings on its revolving credit line with an unaffiliated bank, proceeds from trust preferred securities offerings or additional equity offerings. Refer to Notes 9 and 10 of the

Consolidated Financial Statements for further information on the Company's revolving credit line and Trust Preferred Securities offering, respectively. In November 1999, the Company completed a private placement of 352,942 shares of common stock, which were priced at market, and received net proceeds of approximately $6.0 million.

Banking laws impose restrictions upon the amount of dividends which can be paid to the holding company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company's revolving credit line agreement. At January 1, 2000, subject to minimum capital requirements at the Banks, approximately $12.6 million was available as dividends from the Banks without prior regulatory approval. There were no dividends paid by the subsidiaries to the holding company in either 1999 or 1997. During 1998, Lake Forest Bank paid dividends of $8.25 million to the holding company.

In January 2000, the Company's Board of Directors approved the first semi-annual cash dividend on its common stock. The dividend, in the amount of $0.05 per share, was paid on February 24, 2000 to shareholders of record as of February 10, 2000. Additionally, in January 2000, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 300,000 shares of common stock, from time to time, in open market or privately negotiated transactions. The shares authorized to be repurchased represent approximately 3% of the Company's currently outstanding shares. Shares repurchased, if any, would be available for issuance under the Company's stock incentive plan, employee stock purchase plan and other corporate purposes.

Liquidity management at the Banks involves planning to meet anticipated funding needs at a reasonable cost. Liquidity management is guided by policies, formulated and monitored by the Company's senior management and each Bank's asset/liability committee, which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Banks' principal sources of funds are deposits, short-term borrowings and capital contributions from the holding company. In addition, the Banks are eligible to borrow under Federal Home Loan Bank advances, another source of short-term liquidity.

The Banks' core deposits, the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC, are available to provide long-term liquidity. At December 31, 1999, approximately 61% of the Company's total assets were funded by core deposits with balances less than $100,000, as compared to approximately 66% at the end of 1998. The remaining assets were funded by other funding sources such as core deposits with balances in excess of $100,000, public funds, purchased funds, and the capital of the Banks.

Liquid assets refers to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities and held-to-maturity securities with a remaining maturity less than one year. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 1999, net liquid assets totaled approximately $57.2 million, compared to approximately $116.5 million at December 31, 1998.

The Banks  routinely  accept  deposits  from a variety  of  municipal  entities.
Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At December 31, 1999 and 1998, the Banks had approximately $139.2 million and $104.9 million, respectively, of securities collateralizing such public deposits and other short-term borrowings. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.

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

=============================================================================================================================
                                                          1999           1998            1997           1996          1995
                                                -----------------------------------------------------------------------------
Balance at beginning of year                    $        7,034          5,116           3,636          2,763         1,702

Total loans charged-off:
  Core banking loans                                      (837)        (1,636)           (448)          (190)          (43)
  Premium finance                                         (456)          (455)         (1,126)          (207)         (247)
  Indirect auto                                         (1,156)          (646)           (300)          (123)            -
  Discontinued leasing operations                            -             -             (241)          (583)         (109)
                                                -----------------------------------------------------------------------------
        Total loans charged-off                         (2,449)        (2,737)         (2,115)        (1,103)         (399)

Total recoveries                                           310            358             191             41            30
                                                -----------------------------------------------------------------------------
Net loans charged-off                                   (2,139)        (2,379)         (1,924)        (1,062)         (369)

Provision for possible loan losses                       3,713          4,297           3,404          1,935         1,430
Acquired allowance for possible loan losses                175              -               -              -             -
                                                -----------------------------------------------------------------------------
Balance at end of year                          $        8,783          7,034           5,116          3,636         2,763
                                                =============================================================================

Year-end total loans, net of unearned income    $    1,278,249        992,062         712,631        492,548       258,231
Average total loans, net of unearned income          1,135,200        848,344         620,801        347,076       183,614

Allowance as percent of year-end total loans              0.69%          0.71%           0.72%          0.74%         1.07%
Net loans charged-off to average total loans              0.19           0.28            0.31           0.31          0.20
Net loans charged-off to the provision for
   possible loan losses                                  57.61          55.36           56.52          54.88         25.80
=============================================================================================================================

Net charge-offs of core banking loans for the year ended December 31, 1999 totaled $795,000 as compared to a total of $1.4 million for 1998. Included in the prior year net charge-offs was approximately $815,000 attributable to loans originated at one banking office and reflect what management believes to be an isolated problem that has been resolved. Core loan net charge-offs as a percentage of average core loans were 0.12% in 1999 as compared to 0.29% in 1998, the reduction due to the prior year issue noted above.

Premium finance receivable net charge-offs for the year ended December 31, 1999 totaled $289,000 as compared to $328,000 recorded in 1998. Net charge-offs were 0.14% of average premium finance receivables in 1999 versus 0.18% in 1998.

Indirect  auto loan net  charge-offs  totaled  $1.1  million  for the year ended
December 31, 1999 as compared to $604,000 in 1998. Net charge-offs as a percentage of average indirect auto loans were 0.44% in 1999 in comparison to 0.36% in 1998. The higher level of net charge-offs in 1999 was the result of an in-depth review of all problem credits and the implementation of a more aggressive charge-off policy.

The allowance for possible loan losses as a percentage of total net loans at December 31, 1999 and 1998 was 0.69% and 0.71%, respectively. Management believes that the allowance for possible loan losses is adequate to provide for losses inherent in the portfolio.

Past Due Loans and Non-performing Assets. The following table classifies the Company's non-performing loans as of December 31 for each of last five years (dollars in thousands):

=============================================================================================================================
                                                          1999           1998            1997           1996          1995
                                                    -------------------------------------------------------------------------
Past Due greater than 90 days and still accruing:
   Core banking loans                               $      713            800             868             75           121
   Indirect auto loans                                     391            274              11             20             -
   Premium finance receivables                           1,523          1,214             887              -            21
                                                    -------------------------------------------------------------------------
       Total                                             2,627          2,288           1,766             95           142
                                                    -------------------------------------------------------------------------

Non-accrual loans:
   Core banking loans                                    1,895          1,487             782            448           684
   Indirect auto loans                                     298            195              29              -             -
   Premium finance receivables                           2,145          1,455           1,629          1,238         1,094
                                                    -------------------------------------------------------------------------
       Total non-accrual loans                           4,338          3,137           2,440          1,686         1,778
                                                    -------------------------------------------------------------------------

Total non-performing loans:
   Core banking loans                                    2,608          2,287           1,650            523           805
   Indirect auto loans                                     689            469              40             20             -
   Premium finance receivables                           3,668          2,669           2,516          1,238         1,115
                                                    -------------------------------------------------------------------------
       Total non-performing loans                        6,965          5,425           4,206          1,781         1,920
                                                    -------------------------------------------------------------------------

Other real estate owned                                      -            587               -              -             -
                                                    -------------------------------------------------------------------------
   Total non-performing assets                       $   6,965          6,012           4,206          1,781         1,920
                                                    =========================================================================

Total  non-performing  loans by
     category  as a  percent  of
     its own  respective category:
     Core banking loans                                   0.32%          0.38%           0.37%          0.15%         0.39%
     Indirect auto loans                                  0.27           0.22            0.03           0.02          0.00
     Premium finance receivables                          1.67           1.50            1.96           2.15          7.22
       Total non-performing loans                         0.54           0.55            0.59           0.36          0.74
Total non-performing assets to total assets               0.41           0.45            0.40           0.25          0.41
Non-accrual loans to total loans                          0.34           0.32            0.34           0.34          0.69
Allowance for possible loan losses as a
   percentage of non-performing loans                   126.10         129.66          121.64         204.15        143.91
=============================================================================================================================

NON-PERFORMING CORE BANKING LOANS AND OTHER REAL ESTATE OWNED

Total non-performing loans for the Company's core banking business (all loans other than indirect auto loans and premium finance receivables) were $2.6 million as of December 31, 1999, an increase from the $2.3 million as of December 31, 1998. As a percentage of total core banking loans, however, non-performing core banking loans declined to 0.32% at the end of 1999 versus 0.38% a year earlier. Although the outstanding core loan portfolio has increased 33% from a year ago, the amount of non-performing core loans has only increased 14% from the prior year total. Non-performing core banking loans consist primarily of a small number of commercial and real estate loans, which management believes are well secured and in the process of collection. In fact, the loans comprising the non-performing core loan category total less than 30 individual credits. The small number of such non-performing loans allows management to effectively monitor the status of these credits and work with the borrowers to resolve these problems. The other real estate owned balance of $587,000 as of December 31, 1998 consisted of one local residential real estate property that was sold during 1999 at a small loss.

NON-PERFORMING PREMIUM FINANCE RECEIVABLES

The table below presents the level of non-performing premium finance receivables as of December 31, 1999 and 1998, and the amount of net charge-offs for the years then ended.

================================================================================
                                    As of  % of Premium   As of    % of  Premium
                                  12/31/99  Finance Rec. 12/31/98   Finance Rec.
                                 -----------------------------------------------
Non-performing premium
   finance receivables           $3,668,000     1.67%   $2,669,000       1.50%

Net charge-offs of premium
   finance receivables              289,000     0.14       328,000       0.18
================================================================================

It is important to note that the ratio of net charge-offs is substantially less than the ratio of non-performing assets. The ratio of non-performing premium finance receivables fluctuates throughout the year due to the nature and timing of canceled account collections from insurance carriers. Due to the nature of collateral for premium finance receivables, it customarily takes 60-150 days to convert the collateral into cash collections. Accordingly, the level of non-performing premium finance receivables is not necessarily indicative of the loss inherent in the portfolio. In the event of default, the Company has the power to cancel the insurance policy and collect the unearned portion of the premium from the insurance carrier. In the event of cancellation, the cash returned in payment of the unearned premium by the insurer should generally be sufficient to cover the receivable balance, the interest and other charges due. Due to notification requirements and processing time by most insurance carriers, many receivables will become delinquent beyond 90 days while the insurer is processing the return of the unearned premium. Management continues to accrue interest until maturity as the unearned premium is ordinarily sufficient to pay-off the outstanding balance and contractual interest due.

The amount of non-performing premium finance receivables at and prior to December 31, 1996 were significantly less because, prior to October 1996, the Company had sold its originated receivables to a securitization facility. In October 1996, the Company began retaining all originated receivables, and the Company terminated the securitization facility during the third quarter of 1997.

NON-PERFORMING INDIRECT AUTO LOANS

Total non-performing indirect automobile loans were $689,000 at December 31, 1999 as compared to $469,000 at the end of 1998. The ratio of these non-performing loans has increased slightly to 0.27% of total net indirect automobile loans at December 31, 1999 from 0.22% at December 31, 1998. Despite the increase in the level of non-performing loans, these ratios continue to be below standard industry ratios for this type of loan category. These individual loans comprise smaller dollar amounts and collection efforts are active.

Potential Problem Loans. In addition to those loans disclosed under "Past Due Loans and Non-performing Assets," there are certain loans in the portfolio which management has identified, through its problem loan identification system, which exhibit a higher than normal credit risk. However, these loans are still considered performing and, accordingly, are not included in non-performing loans. Examples of these potential problem loans include certain loans that are in a past-due status, loans with borrowers that have recent adverse operating cash flow or balance sheet trends, or loans with general risk characteristics that the loan officer feels might jeopardize the future timely collection of principal and interest payments. Management's review of the total loan portfolio to identify loans where there is concern that the borrower will not be able to continue to satisfy present loan repayment terms includes factors such as review of individual loans, recent loss experience and current economic conditions. The principal amount of potential problem loans as of December 31, 1999 and 1998 were approximately $14.4 million and $5.1 million, respectively. The December 31, 1999 balance included one local residential real estate development loan totaling $5.7 million that is well secured and actively monitored.

Loan Concentrations. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 1999 or 1998, except for loans included in the indirect auto and premium finance operating segments.

EFFECTS  OF  INFLATION

A banking organization's assets and liabilities are primarily monetary. Changes in the rate of inflation do not have as great an impact on the financial condition of a bank as do changes in interest rates. Moreover, interest rates do not necessarily change at the same percentage as does inflation. Accordingly, changes in inflation are not expected to have a material impact on the Company. An analysis of the Company's asset and liability structure provides the best indication of how the organization is positioned to respond to changing interest rates.


IMPACT OF YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. During the last half of 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company incurred approximately $125,000 in costs during 1999 in connection with remediating and testing its systems. This cost does not include internal salary and employee benefit costs for persons that were involved with the Year 2000 project. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products or services, its internal systems, or the products and services of third party data processing providers and other vendors. The Company will continue to monitor its mission critical computer applications and those of its third party data processing providers and other vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.


EFFECTS OF NEW ACCOUNTING PRINCIPLE

In June 1999, the FASB issued SFAS No. 137 to effectively defer the implementation date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" for one year. SFAS No. 133 was issued in June 1998 and establishes, for the first time, comprehensive accounting and reporting standards for derivative instruments and hedging activities. Previous accounting standards and methodologies did not adequately address the many derivative and hedging transactions in the current financial marketplace and, as such, the Securities and Exchange Commission, and other organizations, urged the FASB to deal expeditiously with the related accounting and reporting problems. The accounting and reporting principles prescribed by this standard are complex and will significantly change the way entities account for these activities. This new standard requires that all derivative instruments be recorded in the statement of condition at fair value. The recording of the gain or loss due to changes in fair value could either be reported in earnings or as other comprehensive income in the statements of shareholders' equity, depending on the type of instrument and whether or not it is considered a hedge. With the issuance of SFAS No. 137, this standard is now effective for the Company as of January 1, 2001. The adoption of this new statement is currently not expected to have a material effect on the Company's future financial condition, results of operations, or liquidity.


FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to the Company's projected growth, anticipated improvements in earnings, earnings per share and other financial performance measures, and management's long-term performance goals, as well as statements relating to the anticipated effects on financial results of condition from expected development or events, the Company's business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and to open new branch offices, and to pursue additional potential development or acquisition of banks or specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:

o The level of reported net income, return on average assets and return on average equity for the Company will in the near term continue to be impacted by start-up costs associated with de novo bank formations, branch openings, and expanded trust and investment operations. De novo banks may typically require 13 to 24 months of operations before becoming profitable, due to the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. Similarly, the expansion of trust and investment services through the Company's newer trust subsidiary, WAMC, is expected to be in a start-up phase for the next few years, before becoming profitable.

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

o The extent of the Company's preparedness efforts, and that of its outside data processing providers, software vendors, and customers, in implementing and testing Year 2000 compliant hardware, software and systems, and the effectiveness of appropriate contingency plans that have been developed.

o Unforeseen future events that may cause slower than anticipated development and growth of the Tricom business, changes in the temporary staffing industry or difficulties integrating the Tricom acquisition.

o Changes in the economic environment, competition, or other factors, may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing.

DIRECTORS & OFFICERS
--------------------------------------------------------------------------------
WINTRUST FINANCIAL CORPORATION
---------------------------------------
DIRECTORS

Joseph Alaimo
Peter Crist
Bruce K. Crowther
Maurice F. Dunne, Jr.
William C. Graft
Kathleen R. Horne
John Leopold
John S. Lillard
James E. Mahoney
James B. McCarthy
Marguerite Savard McKenna
Albin F. Moschner
Thomas J. Neis
Hollis W. Rademacher
J. Christopher Reyes
Peter Rusin
John N. Schaper
John J. Schornack
Ingrid S. Stafford
Jane R. Stein
Katharine V. Sylvester
Lemuel H. Tate
Edward J. Wehmer
Larry V. Wright


OFFICERS

John S. Lillard
Chairman

Edward J. Wehmer
President & Chief Executive Officer

David A. Dykstra
Executive Vice President &
Chief Financial Officer

Lloyd M. Bowden
Executive Vice President/Technology

Robert F. Key
Executive Vice President/Marketing

Todd A. Gustafson
Vice President/Finance

Richard J. Pasminski
Vice President/Controller

David J. Galvan
Vice President/Investments

Jolanta K. Slusarski
Vice President/Compliance

Jay P. Ross
Assistant Vice President/Database Marketing


LAKE FOREST BANK & TRUST COMPANY
---------------------------------------

DIRECTORS

Craig E. Arnesen
Maurice F. Dunne, Jr.
Maxine P. Farrell
Francis Farwell
Eugene. Hotchkiss
Moris T. Hoversten
John S. Lillard
Frank Mariani
John J. Meierhoff
Albin F. Moschner
Genevieve Plamondon
Hollis W. Rademacher
J. Christopher Reyes
Babette Rosenthal
Ellen Stirling
Edward J. Wehmer


EXECUTIVE OFFICERS

Edward J. Wehmer
Chairman

Craig E. Arnesen
President and CEO

John J. Meierhoff
Executive Vice President/Lending


LOANS

Frank W. Strainis
Senior Vice President

Rachele L. Wright
Senior Vice President/Mortgage Loans

Kathryn Walker-Eich
Vice President/Commercial Loans

Mark R. Schubring
Vice President/Lending

Kurt K. Prinz
Vice President/Lending

Janice C. Nelson
Vice President/Consumer Lending

Lori Higgins
Assistant Vice President/Loan Operations

Maria Santello
Loan Administration Officer

Laura Cascarano
Loan Administration Officer

Susan Potash
Loan Servicing Officer


MMF LEASING SERVICES

David E. Gross
Vice President

Richard A. Eichner
Assistant Vice President

James C. Miller
Leasing Officer



PERSONAL BANKING

Lynn Van Cleave
Vice President/Personal Banking

Twila D. Hungerford
Assistant Vice President/Personal Banking

Susan G. Mineo
Assistant Vice President/Personal Banking

Piera Dallabattista
Personal Banking Officer

Lee Cankar
Personal Banking Officer


OPERATIONS/FINANCE/OTHER

Mary Ann Gannon
Vice President/Operations

Richard J. Pasminski
Vice President/Controller

Margaret Zacher
Assistant Controller

Kathleen E. Bickmore
Assistant Cashier

Pamela Barker
Operations Officer

Elizabeth K. Pringle
Network Administrator

Andrea Levitt
Administration Officer

HINSDALE BANK & TRUST COMPANY
---------------------------------------
DIRECTORS

Peter Crist
Diane Dean
Donald Gallagher
Elise Grimes
Robert D. Harnach
Dennis J. Jones
Douglas J.  Lipke
James B. McCarthy
James P. McMillin
Mary Martha Mooney
Frank J. Murnane, Sr.
Richard B. Murphy
Joel Nelson
Margaret O'Brien Stock
Hollis W. Rademacher
Ralph J. Schindler
Katharine V. Sylvester
Edward J. Wehmer
Lorraine Wolfe


EXECUTIVE OFFICERS

Dennis J. Jones
Chairman & CEO

Richard B. Murphy
President

David LaBrash
President - Clarendon Hills Bank

Stephen C. Pleimling
President - The Community Bank of Western Springs


LOANS

Richard Stefanski
Senior Vice President/Indirect Lending

Eric Westberg
Senior Vice President/Mortgages

Kay Olenec
Senior Vice President/Mortgages

Colleen Ryan
Senior Vice President/Commercial Lending

Robert D. Meyrick
Vice President/Indirect Lending

Cora Mae Corley
Assistant Vice President

Pat Gray
Assistant Vice President

Kathy Oergel
Commercial Lending Officer

Maria Chialdikis
Loan Processing Officer


PERSONAL BANKING/OPERATIONS

Anne O'Neill
Vice President & Cashier

Michelle Kennedy
Vice President/Controller

Michelle Paetsch
Assistant Vice President

Amy Boburka
Assistant Vice President

Kim Fernandez
Operations Officer

Patricia Mayo
Operations Officer

Kevin Barry
Personal Banking Officer



NORTH SHORE COMMUNITY BANK & TRUST COMPANY
------------------------------------------
DIRECTORS

Brian C. Baker (non-voting)
Gilbert W. Bowen
T. Tolbert Chisum
Thomas J. Dammrich
Joseph DeVivo
Maurice F. Dunne, Jr.
James Fox (Director Emeritus)
John W. Haben
Randolph M. Hibben
Gayle Inbinder
Thomas J. McCabe, Jr.
Marguerite Savard McKenna
Robert H. Meeder
Donald L. Olson
Hollis W. Rademacher
John J. Schornack
Ingrid S. Stafford
Lemuel H. Tate (Chairman)
Elizabeth C. Warren
Edward J. Wehmer
Stanley R. Weinberger
Richard J. Witry


EXECUTIVE OFFICERS

Randolph M. Hibben
President & CEO

Donald F. Krueger
Executive Vice President/Operations

Robert H. Meeder
Executive Vice President/Lending


LOANS

Henry L. Apfelbach
Senior Vice President/Mortgages

Lauretta Burke
Senior Vice President/Lending/Manager - Skokie

Robert Clausen
Vice President/Commercial Lending

Mary Carole Gavula
Vice President/Mortgages

Frank McCabe
Vice President/Lending - Glencoe

Susan Mundy
Vice President/Mortgages

James L. Sefton
Vice President/Lending

Gina Stec
Vice President/Lending - Winnetka

Susan J. Weisbond
Vice President/Lending/Manager - Glencoe

Mark A. Stec
Assistant Vice President/Mortgages

Romelia Lemus
Loan Officer

Ann T. Tyler
Loan Administration Officer


PERSONAL BANKING/OPERATIONS
John A. Barnett
Vice President/Controller

James P. Waters
Vice President/Personal Banking

Catherine W. Biggam
Assistant Vice President/Personal Banking

Eric Jordan
Assistant Vice President/Personal Banking / Manager-Winnetka

David Morse
Assistant Vice President/Personal Banking - Skokie

Leslie A. Niemark
Assistant Vice President/Personal Banking - Glencoe

Jennifer A. Waters
Assistant Vice President/Human Resources/Marketing

Beatrice Borre
Personal Banking Officer



LIBERTYVILLE BANK & TRUST COMPANY
---------------------------------------

DIRECTORS

Bert Carstens
Robert O. Dunn
David A. Dykstra
Bert Getz, Jr.
Donald Gossett
Jeffrey A. Harger
Scott Lucas
James E. Mahoney
Susan Milligan
William Newell
Hollis W. Rademacher
John N. Schaper
Jane R. Stein
Jack Stoneman
Edward J. Wehmer
Edward R. Werdell


EXECUTIVE OFFICERS

Bert Carstens
Chairman & CEO

Edward R. Werdell
President


COMMERCIAL BANKING

Brian B. Mikaelian
Executive Vice President

William J. Westerman
Executive Vice President

Michael A. Buchert
Second Vice President

Betty Berg
Vice President/Commercial
Banking Services


RESIDENTIAL REAL ESTATE

Michael Spies
Vice President/Residential Real Estate

Rosemarie Garrison
Mortgage Loan Officer


PERSONAL BANKING

Sharon Worlin
Vice President

Ursula Schuebel
Second Vice President

Bobbie Callese
Second Vice President

Deborah Motzer
Personal Banking Officer

Julie Rolfsen
Personal Banking Officer


OPERATIONS/FINANCE

Suzanne Chamberlain
Vice President/Operations

Lynn Dohnalik
Vice President/Cashier

Dwayne Nicholson
Operations Officer/MIS

Deborah Wrigley
Operations Officer

BARRINGTON BANK & TRUST COMPANY
---------------------------------------
DIRECTORS

James H. Bishop
Raynette Boshell
Edwin C. Bruning
Dr. Joel Cristol
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Penny Horne
Peter Hyland
Dr. Lawrence Kerns
Sam Oliver
Mary F. Perot
Hollis W. Rademacher
Peter Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Dan T. Thomson
Charles VanFossan
Edward J. Wehmer
Tim Wickstrom


EXECUTIVE OFFICERS

James H. Bishop
Chairman & CEO

W. Bradley Stetson
President


LOANS

Linda J. Schiff
Senior Vice President

Barbara Ringquist-Tomasello
Vice President

John D. Haniotes
Vice President

Charlotte Neault
Assistant Vice President

Christopher P. Marrs
Assistant Vice President

Karen G. Smith
Loan Administration Officer


PERSONAL BANKING/OPERATIONS

Ronald A. Branstrom
Senior Vice President & Retail Banking

James Weiler
Vice President/Controller

Gloria B. Andersen
Assistant Vice President



CRYSTAL LAKE BANK & TRUST COMPANY
---------------------------------------
DIRECTORS

Charles D. Collier
Henry L. Cowlin
Linda Decker
John W. Fuhler
Diana Kenney
Dorothy Mueller
Thomas Neis
Marshall Pedersen
Hollis W. Rademacher
Candy Reedy
Nancy Riley
Robert Robinson
Robert Staley
Edward J. Wehmer
Donald Franz


EXECUTIVE OFFICERS

Charles D. Collier
President & CEO

Jim Thorpe
Executive Vice President/Loans

Pam Umberger
Senior Vice President/Operations


LOANS

Monica Garver
Vice President/
Manager Residential Loans

Mark J. Peteler
Vice President/Construction Loans


PERSONAL BANKING/OPERATIONS

Pamela L. Bialas
Assistant Vice President

Peter Fidler
Controller

WINTRUST ASSET MANAGEMENT COMPANY
---------------------------------------
DIRECTORS

Joseph Alaimo
Robert Acri
Bert A. Getz, Jr.
Robert Harnach
Randolph M. Hibben
John S. Lillard
Hollis W. Rademacher
Richard P. Spicuzza
Robert Staley
Edward J. Wehmer
Stanley Weinberger


OFFICERS

Edward J. Wehmer
Chairman

Joseph Alaimo
President & CEO

Robert C. Acri
Executive Vice President

Claire Rosati
Executive Vice President

Jeanette E. Amstutz
Vice President/Lake Forest

Susan Gavinski
Assistant Vice President

Anita E. Morris
Vice President/Lake Forest

Laura H. Olson
Vice President/Lake Forest

Sandra L. Shinsky
Vice President/Lake Forest

T. Tolbert Chisum
Managing Director of Marketing/North Shore

Mary Anne Martin
Vice President/North Shore

Jennifer Czerwinski
Vice President/North Shore

Elizabeth Martin
Trust Officer/North Shore

Judith Richards
Trust Officer/North Shore

Edward Edens
Vice President/Hinsdale

Gerald Leenheers
Vice President/Hinsdale

Ann Wiesbrock
Vice President/Hinsdale

Timothy J. Keefe
Vice President/Barrington

Michael Peifer
Vice President/Barrington

---------------------------------------

FIRST INSURANCE FUNDING CORP.
---------------------------------------
DIRECTORS

Frank J. Burke
David A. Dykstra
Hollis W. Rademacher
Edward J.  Wehmer


EXECUTIVE OFFICERS

Frank J. Burke
President & CEO

Joseph G. Shockey
Executive Vice President

Robert G. Lindeman
Executive Vice President/Information Technology


FINANCE/MARKETING/OPERATIONS

Michelle H. Perry
Vice President/Controller

Matthew E. Doubleday
Vice President/Marketing

Luther J. Grafe
Vice President/Loan Operations

Mark C. Lucas
Vice President/Asset Management

G. David Wiggins
Vice President/Loan Origination

Mark A. Steenberg
Vice President/Customer Service

Helene A. Torrenga
Assistant Vice President

---------------------------------------

TRICOM, INC. OF MILWAUKEE

---------------------------------------

DIRECTORS

John Leopold
Julie Ann Blazei
Edward J. Wehmer
David A. Dykstra
Mary Martha Mooney
Katharine V. Sylvester
Hollis W. Rademacher


SENIOR STAFF

John Leopold
President

Julie Ann Blazei
Operations and Technology Manager

Mary Jo Heim
Accounting Manager

Linda Walsch
Client Services Manager

CORPORATE LOCATIONS
================================================================================

WINTRUST FINANCIAL CORPORATION
727 North Bank Lane
Lake Forest, IL 60045
(847) 615-4096
www.wintrust.com


LAKE FOREST BANK & TRUST COMPANY

Lake Forest Locations
Main Bank
727 North Bank Lane
Lake Forest, IL 60045
(847) 234-2882
www.lakeforestbank.com

Main Drive-thru
780 North Bank Lane
Lake Forest, IL 60045

West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
(847) 615-4080

West Lake Forest Drive-thru
911 Telegraph Road
Lake Forest, IL 60045
(847) 615-4097

Lake Forest Place
1100 Pembridge Drive
Lake Forest, IL 60045


Lake Bluff
103 East Scranton Avenue
Lake Bluff, IL 60044
(847) 615-4060


Bank of Highwood - Fort Sheridan
128 Washington Avenue
Highwood, IL  60040
(847) 266-7600


MMF Leasing Services
263 East Westminster
Lake Forest, IL 60045
(847) 604-5060


HINSDALE BANK & TRUST COMPANY

Hinsdale Locations
Main Bank
25 East First Street
Hinsdale, IL 60521
(630) 323-4404
www.hinsdalebank.com

Drive-thru
130 West Chestnut
Hinsdale, IL 60521
(630) 655-8025


Clarendon Hills Bank
200 West Burlington Avenue
Clarendon Hills, IL 60514
(630) 323-1240


The Community Bank of Western Springs
1000 Hillgrove Avenue
Western Springs, IL 60558
(708) 246-7100


NORTH SHORE COMMUNITY BANK ~& TRUST COMPANY

Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
(847) 853-1145
www.nscbank.com

Drive-thru
720 12th Street
Wilmette, IL 60091


Glencoe Locations
362 Park Avenue
Glencoe, IL 60022
(847) 835-1700

Drive-thru
633 Vernon Avenue
Glencoe, IL 60022


Winnetka Location
794 Oak Street
Winnetka, IL 60093
(847) 441-2265


Skokie Location
5049 Oakton Street
Skokie, IL 60077
(847) 933-1900


LIBERTYVILLE BANK & TRUST COMPANY

Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
(847) 367-6800
www.libertyvillebank.com

Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
(847) 247-4045

South Libertyville
1167 South Milwaukee Avenue
Libertyville, IL 60048
(847) 367-6800


BARRINGTON BANK & TRUST COMPANY

Main Bank
201 S. Hough Street
Barrington, IL 60010
(847) 842-4500
www.barringtonbank.com


CRYSTAL LAKE BANK & TRUST COMPANY

Main Bank
70 N. Williams Street
Crystal Lake, IL 60014
(815) 479-5200
www.crystallakebank.com

Drive-thru
27 N. Main Street
Crystal Lake, IL 60014

South Crystal Lake
1000 McHenry Avenue
Crystal Lake, IL 60014
(815) 479-5715


WINTRUST ASSET MANAGEMENT COMPANY

727 North Bank Lane
Lake Forest, IL 60045
(847) 234-2882

25 East First Street
Hinsdale, IL 60521
(630) 323-4404

1145 Wilmette Avenue
Wilmette, IL 60091
(847) 853-1145

794 Oak Street
Winnetka, IL 60093
(847) 441-2265

201 S. Hough Street
Barrington, IL 60010
(847) 842-4500


FIRST INSURANCE FUNDING CORP.

520 Lake Cook Road, Suite 300
Deerfield, IL 60015
(847) 374-3000
www.firstinsurancefunding.com


TRICOM, INC. OF MILWAUKEE

11270 West Park Place
Suite 100
Milwaukee, WI  53224
(414) 410-2200
www.tricom.com

CORPORATE INFORMATION
--------------------------------------------------------------------------------

PUBLIC LISTING AND MARKET SYMBOL

The Company's Common Stock is traded on The Nasdaq Stock Market(R) under the symbol WTFC. The stock abbreviation appears as "WintrstFnl" in the Wall Street Journal.


WEBSITE LOCATION

The Company's maintains a financial relations internet website at the following location: www.wintrust.com


ANNUAL MEETING OF  SHAREHOLDERS

May 25, 2000
Michigan  Shores Club
911 Michigan Avenue
Wilmette, Illinois
10:00 A.M.


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


PRIMARY MARKET MAKERS FOR WINTRUST FINANCIAL  CORPORATION COMMON STOCK

ABN AMRO  Incorporated
Advest,  Inc.
First Union  Securities,  Inc.
Howe Barnes Investments, Inc.
Sandler O'Neill & Partners
U.S. Bancorp Piper Jaffray

                     *** Graphic Advertisement OMITTED ***