Form 10-K, Exhibit 13
period 2000-12-31
WINTRUST FINANCIAL CORP
filed 2001-03-30
CIK 1015328

Sic Parvis Magna... great things from small beginnings


                                 [GRAPH OMITTED]

                    (Show graph of WTFC compound growth rate
                             in assets, earnings and revenues)

                        [TOTAL ASSETS BAR CHART OMITTED]

                     [EARNINGS PER SHARE BAR CHART OMITTED]

                         [NET INCOME BAR CHART OMITTED]

                       [PRE-TAX INCOME BAR CHART OMITTED]

                 [BOOK VALUE PER COMMON SHARE BAR CHART OMITTED]

                  [RETURN ON AVERAGE EQUITY BAR CHART OMITTED]

SELECTED FINANCIAL HIGHLIGHTS
---------------------------------------------------------------------------------------------------------------------------

                                                                              Years Ended December 31,
                                                   ------------------------------------------------------------------------
                                                       2000         1999             1998             1997          1996
                                                   ------------------------------------------------------------------------
                                                                  (dollars in thousands, except per share data)
Selected Financial Condition Data (at end of year):
     Total assets                                  $ 2,102,806    $ 1,679,382     $ 1,348,048    $ 1,053,400    $  706,037
     Total deposits                                  1,826,576      1,463,622       1,229,154        917,701       618,029
     Total net loans                                 1,558,020      1,278,249         992,062        712,631       492,548
     Notes payable                                      27,575          8,350               -         20,402        22,057
     Long term debt - trust preferred securities        51,050         31,050          31,050              -             -
     Total shareholders' equity                        102,276         92,947          75,205         68,790        42,620
---------------------------------------------------------------------------------------------------------------------------
Selected Statements of Operations Data:
     Net interest income                           $    61,000    $    47,734     $    36,764    $    26,772    $   14,882
     Total net revenues                                 79,306         57,542          44,839         31,716        22,414
     Income (loss) before income taxes                  16,448         14,151           4,709          1,058        (2,283)
     Net income (loss)                                  11,155          9,427           6,245          4,846          (973)
     Net income (loss) per common share-basic             1.28           1.14            0.77           0.62         (0.16)
     Net income (loss) per common share-diluted           1.25           1.10            0.74           0.60         (0.16)
     Cash dividends declared per common share             0.10           -               -              -             -
---------------------------------------------------------------------------------------------------------------------------

Selected Financial Ratios and Other Data:
Performance Ratios:
     Net interest margin                                  3.66%          3.54%           3.43%          3.41%         2.91%
     Core net interest margin (1)                         3.91           3.75            3.50           3.41          2.91
     Net interest spread                                  3.29           3.23            3.00           2.92          2.40
   Non-interest income to average assets                  0.99           0.66            0.69           0.58          1.34
     Non-interest expense to average assets               3.12           2.65            3.04           3.18          4.05
     Net overhead ratio                                   2.13           2.00            2.36           2.60          2.71
     Net overhead ratio - excluding fraud charge          1.90           2.00            2.36           2.60          2.71
     Return on average assets                             0.60           0.63            0.53           0.56         (0.17)
     Return on average equity                            11.51          11.58            8.68           7.88         (2.33)

     Average total assets                          $ 1,853,582    $ 1,496,566     $ 1,177,745   $    858,084    $  562,244
     Average shareholders' equity                       96,918         81,381          71,906         61,504        41,728
     Ending loan-to-deposit ratio                         85.3%          87.3%           80.7%          77.7%         79.7%
     Average-loan-to-average-deposit ratio                87.7           86.6            80.1           80.1          69.8
     Average interest earning assets to
       average interest bearing liabilities             107.24         106.96          108.92         109.93        110.73

Asset Quality Ratios:
     Non-performing loans to total net loans              0.62%          0.54%           0.55%          0.59%         0.36%
     Non-performing assets to total assets                0.46           0.41            0.45           0.40          0.25
     Allowance for possible loan losses to:
       Total loans                                        0.67           0.69            0.71           0.72          0.74
       Non-performing loans                             107.75         126.10          129.66         121.64        204.15

Common Share Data at end of year:
     Market price per common share                 $     15.94     $    15.25     $     19.63    $     17.00     $   14.75
     Book value per common share                         11.87          10.60            9.23           8.47          6.45

Other Data at end of  year:
     Number of:
       Bank subsidiaries                                     7              6               6              6             5
       Non-bank subsidiaries                                 3              3               2              1             1
       Banking offices                                      28             24              21             17            14
===========================================================================================================================

(1) The core net interest margin excludes the interest expense associated with the Company's Trust Preferred Securities.

TO OUR FELLOW SHAREHOLDERS,
--------------------------------------------------------------------------------

Welcome to our fifth annual report. Overall, 2000 was a good year for Wintrust Financial Corporation. Growth in loans and deposits remained very strong, and core operating earnings continued to improve every quarter. With compound growth rates in assets and earnings that are much higher than the industry and with our de novo franchises maturing and generating even greater profitability, the future of Wintrust looks very bright indeed.

As we have done every year in this report, we'd like to start off by thanking all of our employees who went above and beyond in providing our customers with the best service around, bar none. And we'd like to thank our more than 100 directors of Wintrust Financial Corporation and our subsidiaries whose sage advice and local contacts have helped us profitably build our business. And we'd like to thank our customers, old and new, for entrusting us to manage and grow their financial assets. And finally we'd like to thank our shareholders, for keeping us focused on what we do best--profitably growing our franchises by delivering our unique brand of superior customer service.

                        [NET REVENUE BAR GRAPH OMITTED]

In our fourth full year as a corporation, we made terrific progress on all fronts. By balancing de novo growth and improved profitability, we have been able to achieve something that few banks around the country can boast about these days--compound growth rates in both earnings and assets that exceed our peer group by a large margin. Our core earnings are now growing very quickly as our de novo banks mature and we reap the benefits of becoming an asset-driven organization.

While many companies would have been satisfied with an 18% annual growth in net income, we are not. That's because our overall earnings performance was diminished by a sizeable business fraud to one of our non-bank subsidiaries. Without this after-tax charge of $2.6 million, our net income would have been up 46% from the prior year. However, we still posted record profitability for the year, our run rate is very strong, and we continue to pursue various avenues of recovery of the loss.

We also continue to invest in growth for all parts of our business--our community banking operations via de novo expansion, our trust and investment business (Wintrust Asset Management), our premium finance business (First Insurance Funding), and our payroll funding and processing business for the temporary staffing industry (Tricom, Inc.). This investment in growth, while reducing current earnings, will pay big dividends down the road in terms of even greater profitability for the Company.

As the chart below illustrates, Wintrust's compound growth rates for key measurement areas over the last five years are significant and outpace the banking industry sector. While some banks are successful in growing either earnings (by consolidating and shrinking operations) or assets (with significantly reduced earnings or lowered share price due to acquisition), very few have been able to simultaneously grow both earnings and assets at the levels we have.

================================================================================
                          One year   Three year   Five year
                          ---------------------------------
Revenue growth                37.8%       35.7%      34.2%
Net income growth*            46.0%       41.6%      55.8%
Total assets growth           25.2%       25.9%      34.9%
Total loans growth            21.9%       29.8%      43.3%
Total deposits growth         24.8%       25.8%      35.1%

* excludes the non-recurring after-tax charge of $2.6 million reported in 2000
================================================================================

We are very proud of the growth rates we have established and believe that this consistently strong growth validates our approach to community banking. In short, having terrific people who provide exceptional service with good products and competitive rates is still a simple recipe for success.

One of the reasons our earnings and balance sheet show consistent growth is the de novo growth strategy we have employed thus far in our history. Our de novo banks have generally produced approximately $50 million of asset growth per year. This steady growth progression can be seen in all of our banks, from top to bottom. So it's not just the young Wintrust banks that are growing. We continue to grow our more "mature" banks as well through new branches and increased market share in existing locations. This is a good indication of the sustainability of our growth through our community banking strategy.

                   [ASSET GROWTH BY BANK LINE CHART OMITTED]

With that growth comes continued improvement in overall profitability because we more effectively utilize the infrastructure established for each de novo bank. For example, in the fourth quarter of 2000, the return on average assets (ROA) of each of our subsidiary banks was as follows:

============================================================
Bank                          Year Est.                ROA
------------------------------------------------------------
Lake Forest Bank & Trust        1991                   1.4%
Hinsdale Bank & Trust           1993                   1.5%
North Shore
   Community Bank & Trust       1994                   0.9%
Libertyville Bank & Trust       1995                   0.7%
Barrington Bank & Trust         1996                   0.7%
Crystal Lake Bank & Trust       1997                   0.3%
Northbrook Bank & Trust         2000                    NM
============================================================

As can be seen above, the profitability of our banks increases with maturity. Because we use the same general "recipe" for starting and growing each of our banks, we think that the younger banks should achieve increased profitability as they mature. Certainly the "seeding" of these younger de novo banks and branches into our community bank portfolio reduces current earnings. But long term, as they mature, future profitability will be greatly enhanced. We call this our "hidden earnings potential." And it also allows us to sustain above average growth rates relative to most banks.

Given the above growth rates, we truly believe that the current price/earnings ratio of about 10x the 2001 consensus earnings and 9x 2002's consensus earnings seems low. Although the ratios are close to the average for banks our size, the majority of the banks our size do not exhibit the growth rates shown above.

To get our story across, we will continue to promote the Company via investment conferences, media interviews, presentations to our market makers, and other means. We sincerely believe that demand for the stock (and hence, the stock price) will increase as our Company's story gains widespread publicity.

Please enjoy the next sections of our 2000 Annual Report, which highlight the following areas:

   o Where We Have Come From
   o Year In Review
   o What's Happening At Our Operating Companies
   o Where We Are Going
   o Audited Consolidated Financial Statements and Notes
   o Management's Discussion and Analysis of Financial Condition and Results of Operations
   o Directors and Officers Listing
   o Corporate Locations
   o Corporate Information

We are grateful for your support of our organization and are enthusiastic about making the year 2001 an even better year in terms of growth in earnings and assets.

Thank you for being a shareholder.

Sincerely,


/s/ John S. Lillard            /s/ Edward J. Wehmer

John S. Lillard                Edward J. Wehmer
Chairman                       President & CEO

WHERE WE HABE COME FROM
--------------------------------------------------------------------------------
Community banking, Wintrust style, had its modest beginnings in Lake Forest, Illinois in 1991. Here are some excerpts from Lake Forest Bank & Trust's employee handbook that detail our humble start.


IT WAS OBVIOUS. LOCAL RESIDENTS AND BUSINESSES NEEDED A NEW, OLD BANK

The idea of opening an old-fashioned community bank for Lake Forest began in early 1991. At that time, many of the banks had become owned and operated by giant corporations with headquarters in other cities, other states, even other countries. Lake Forest's branches of these megabanks had to satisfy big investors, pay lots of overhead and support long, expensive chains-of-command.

That meant that these banks were now charging fees for things that used to be free. They even started to charge for talking to a teller. Banking hours grew shorter. Major corporations and large "preferred" customers took priority over small businesses and most local folks. Policies were made for the good of the bank, not for the good of its customers.

                 [NUMBER OF BANK FACILITIES BAR CHART OMITTED]

Old-fashioned personal service had become more and more impersonal as it became more and more automated. The best employees, the ones you liked, were promoted to someplace else. Restrictions and rate structures were designed to accommodate huge areas of the globe instead of being in tune with the unique needs of a smaller community. Loan applications had a long way to travel for approvals. Everybody looked like strangers. You felt like a stranger yourself when you went in to cash a check. And that's exactly how you were treated if you needed help--like a stranger.

The local neighborhood bank with friendly personal service had become a thing of the past.

                  [THANKS FOR A GREAT TIME AD GRAPHIC OMITTED]

OUR BEGINNINGS

At 7:00am, December 27, 1991, Lake Forest Bank & Trust Company, with her 12 employees, opened for business. Up until then, we wondered if the back to "community banking" concept would be accepted. It sure was! People sitting in half a dozen cars with their engines running couldn't wait to be our first depositors.

For the next month, we had lines waiting to open accounts. Since our space was so small, we sent our new customers next door to the Lake Forest Food & Wine Shop, bought them coffee and then brought them back into the bank, where we could give them our full attention and open their accounts. We processed new accounts until 9:00 or 10:00 each night. Wow, what a beginning! But, little did we know it was only the beginning.

It is important to remember that Wintrust Financial and its subsidiaries are extremely young--our seven community banks average less than five years of age--and that most of our growth has been generated on a de novo basis. Ten years ago none of our banks and other subsidiaries existed. Investing in de novo growth when you are a young, fledgling company with low (but growing) profitability takes courage. Courage on the part of our management team, our directors, and most importantly, our shareholders.

Wintrust has enjoyed unprecedented growth in assets and earnings due to our belief in and strict adherence to our operating philosophy and principles. These guiding strategies help our community banks and other subsidiaries effectively compete with the bigger banks and larger corporations who are our competition. These operating and growth principles are also our road map for long term growth in shareholder equity.

     o Hire and retain the best people o Provide the best customer service -- bar none
     o Open/operate de novo community banks in affluent markets where deposits per household leverage is high
     o Manage each community bank locally with strong participatory boards, experienced local management and local decision making
     o    Be lean and  responsive  in our  decision  making  and  organizational structure
     o    Hire better, more highly qualified and productive individuals
     o Build employee productivity and loyalty with stock incentives, options and a strong corporate culture
     o Build customer bases and market share with aggressive (and entertaining!) marketing and loyalty building programs
     o Utilize advanced technology to more effectively deliver current products and services and the internet as a new distribution vehicle and portal for marketing and distributing new products
     o Be asset-driven (i.e. generate more loans than deposits) to augment our community banks' loan portfolios and maximize our profitability and growth potential
     o Take advantage of the operational and cross-marketing synergy provided by our diverse organizational structure
     o Evaluate the acquisition of existing community banks in high opportunity markets and financial services firms to expand our portfolio of asset niches and fee revenues

                      [NORTHBROOK BANK AD GRAPHIC OMITTED]

We open and operate all of our community banks with this same entrepreneurial spirit, customer service focus and let's-take-on-the-big-banks attitude that was prevalent back in 1991 with the Lake Forest Bank & Trust staff. Even Northbrook Bank and Trust, our seventh and newest Wintrust bank, opened (November, 2000) in its humble, temporary location with this same spirit and attitude. And it is paying off as we grow our franchises at the expense of the big banks.

Since December 1991, we have successfully opened seven community banks and 29 banking facilities in affluent suburban communities around Chicago. All of these banks and branches have been introduced and grown on a de novo (from scratch) basis. And we have been able to grow most of these mature banks to the number one, two or three deposit share position in their respective market areas. Not bad from our humble beginnings almost ten years ago.

WINTRUST FINANCIAL CORPORATION LOCATIONS
--------------------------------------------------------------------------------


             [WINTRUST FINANCIAL CORPORATION LOCATIONS MAP OMITTED]

YEAR IN REVIEW
--------------------------------------------------------------------------------
2000 HIGHLIGHTS

Wintrust had a terrific year. In addition to the accomplishments noted in the "To Our Fellow Shareholders" section, here is a short listing of some of your Company's other accomplishments in 2000:

* We achieved record earnings in 2000 and surpassed the $2.1 billion asset level;

* Fourth quarter earnings increased 36% over the prior year quarter and reached $3.8 million;

* In November, we opened our seventh de novo bank in Northbrook, Illinois. At the end of February 2001, it has already surpassed the $40 million asset level. We also opened three other branch locations during 2000;

* Our asset quality remains strong, as the level of non-performing assets is very manageable;

* During 2000, all of our community banks reached record deposit and asset levels and improved upon their profitability;

* Wintrust Asset Management, our trust and investment subsidiary, increased its revenue level to $2.0 million from $1.2 million in 1999, an increase of 68%;

* First Insurance Funding had record growth in premium finance receivables volume. We now are one of the top five premium finance companies in the industry;

* Tricom, Inc. experienced record volume and earnings for the year and the transition of that acquisition went smoothly. 2000 was our first full year of ownership of Tricom and its results exceeded our expectations;

* Our return on average equity (excluding the one-time fraud charge) increased 23% for the year and stood at 14.2% for the year;

*    The Company initiated its first ever dividend in 2000;

*    The  Company  initiated  and  substantially  completed  a share  repurchase
     program  that  took   advantage  of  a  stock  market  that  seemingly  was
     under-valuing our common stock;


                       [TOTAL DEPOSITS BAR CHART OMITTED]

          [2000 QUARTERLY EARNINGS PER SHARE GROWTH BAR CHART OMITTED]


NON-RECURRING FRAUD CHARGE AND ITS SILVER LINING

Not all of our news in 2000 was good. On September 7, 2000 we announced that the Company would take a one-time charge of up to $2.7 million to its third quarter earnings. We recorded that charge during the quarter. The charge was attributed to the discovery of a series of fraudulent loan transactions against the Company's premium finance subsidiary perpetrated by and isolated to one independent insurance agency located in Florida.

The Company took immediate steps to review and enhance its controls to mitigate such risks in the future. We have commenced legal action against the agency and related parties and are vigorously pursuing all avenues of recovery. At this time, no assurances can be given to the amount or timing of future recoveries, if any. Any recovery achieved will be recognized in the quarter it occurs.

While this loss impacted earnings, it did not slow down our momentum for the year. It does, however, make us even more diligent to ensure we avoid these kind of externally caused problems in the future. We are a stronger company because of the new systems and internal control procedures we have put in place and are even more determined to overcome this short-term set back.

FORCE EQUALS MASS TIMES ACCELERATION

Sir Isaac Newton, the renowned British physicist and mathematician, published his important "Newton's Second Law of Motion" in the late 1600's. Newton correctly identified that the acceleration of an object is directly proportional to the resultant force acting on it, or F=ma. Little did he know that this same law could be used to predict the success of a twenty-first century de novo community-banking corporation located in suburban Chicago, Illinois.

Taken literally, Wintrust's force is a product of its size times its acceleration. However, for our non-physicists shareholders, please allow us to translate. As Sir Isaac Newton correctly predicted more than three centuries ago, the force of Wintrust's future share value is directly proportional to our growing asset size (currently $2.1 billion) and our accelerating earnings growth. Few banks these days are able to combine rapid de novo growth in asset size with sharply accelerating growth in earnings. This unique two-prong success story will be a key driver for Wintrust to grow its share price and realize a higher price/earnings multiple relative to our peers.

                      [NORTHBROOK BANK AD GRAPHIC OMITTED]


AND 2000 WAS ANOTHER "ACCELERATING" YEAR FOR WINTRUST
We are truly pleased with the progress made in our core operations in 2000 and are confident we have significant momentum to carry us forward into the coming years. For the year ended December 31, 2000, the Company generated net income of $13.8 million, excluding the non-recurring charge, compared to $9.4 million for the same period year ago, a 46% increase. This equates to earnings per share on a fully diluted basis of $1.54, up from $1.10 in 1999. Including the impact of the charge, net earnings for 2000 were $11.2 million, or $1.25 per diluted common share.


FOURTH QUARTER "RUN RATE" INDICATES EVEN GREATER EARNINGS POTENTIAL ENERGY
As a young de novo bank group that is aggressively growing both assets and earnings, looking at our "total year" numbers can understate our true performance. If we were to annualize the fourth quarter's net income and earnings per share and project those out for a year, here's where we stand before any improvement in performance:

   o  Net after-tax income of $15.3 million

   o  Diluted earnings per share of $1.72

This would represent a 11% pro-forma increase in net income and a 12% pro-forma increase in earnings per share over core 2000 results, before any expected improvement. Most companies would be satisfied with those increases in year-over-year results, but we have plans and momentum to continue to grow the earnings at a higher rate. If we were to factor in growth, which is reasonable given our track record and the continued maturation of our young franchise, we conclude that Wintrust Financial Corporation should have another impressive year in 2001.

EARNING ASSET NICHES ARE AN IMPORTANT KEY TO OUR GROWTH AND PROFITABILITY
The typical community bank can generate local consumer and small business loans that represent about 60% of their deposit base without compromising credit quality. That's because in most suburban communities, there are more consumer and small business deposit opportunities than there are loans.

We augment our community banks' loan portfolios with additional earning assets generated by our specialty finance niches. This not only allows us to improve the profitability of our community banks by optimizing their earning asset base, but also allows them to diversify their loan portfolios. Our ability to compete in the future will be materially aided by this asset strategy.

We generate additional loan volume from a number of specialty asset niches:

o    Commercial premium finance lending

o    Temporary staffing industry financing

o    Indirect auto lending

o    Equipment leasing o Condominium and association lending

o    Mortgage warehouse lending

o    Small craft aviation lending

We are also investigating additional specialty lending areas either by de novo start-up or acquisition.

                      [TOTAL NET LOANS BAR CHART OMITTED]

THE BENEFITS OF BEING "ASSET DRIVEN"
In 2000, with the help of our growing earning asset niches, we again accomplished our objective of being an "asset driven" organization. Having an excess of loans is beneficial to the Company for a number of reasons. It allows us:

o To immediately invest new deposit dollars in loans which bear higher interest rates than alternative short-term investments.

o To diversify our asset mix into various different loan types, thereby reducing any concentration of credit risk.

o To be more aggressive in key markets where we want to increase market share because we are generating sufficient higher yielding assets to invest the new deposits.

o To increase revenues on excess loan volumes. In 2000, we sold approximately $225 million of premium finance receivables to an unrelated financial institution at an after-tax gain of approximately $2.3 million. We anticipate continuing this practice in the future as we balance growth and earnings. We should note that these assets are also profitable sources of interest income and to the extent we have the future liquidity, capital and opportunity to absorb these excess loan volumes, we will maintain such assets on our books at even higher profit levels.

FEE AND OTHER NON-INTEREST INCOME IS RISING
In 2000, our non-interest income nearly doubled to $18.3 million from $9.8 million versus year ago. The growth in non-interest revenue is generated primarily from administrative service revenue at Tricom, trust and investment management fees, gains from the sale of premium finance loans and rental income from operating leases. We realize the importance of increasing non-interest revenue to diversify our income streams.


PERFORMANCE VERSUS GOALS
At Wintrust, we set aggressive goals and evaluate our performance versus those goals. Reaching these financial goals over the next few years will make our Company a high performing bank relative to its peers. We have made good progress towards achieving most of these goals and expect continued improvement as our young franchises-- the de novo community banks, and our other subsidiaries, Wintrust Asset Management, First Insurance Funding and Tricom--mature. The following performance statistics indicate that we are making overall improvement in these areas. We have provided these statistics without the impact of the non-recurring fraud charge.


PERFORMANCE MEASUREMENTS
================================================================================
                                                     Year ended
                                                 ------------------
                                                 Dec. 31,  Dec. 31,
                                        Goal       2000      1999
                                    -------------------------------
Core Net Interest Margin (1)         4 - 4.5%     3.91%     3.75%
Net Overhead Ratio                   1.5 - 2%     1.90%     2.00%
Return on Average Equity             20 - 25%    14.20%    11.58%
Return on Average Assets                 1.5%     0.74%     0.63%
Earnings per diluted
   common share                                  $1.54     $1.10
Non-Performing Assets
   as a percent of total assets                   0.46%     0.41%
--------------------------------------------------------------------------------
(1) By definition, our Core Net Interest Margin excludes the impact of interest expense associated with the Company's Trust Preferred Securities offerings.
================================================================================

                    [NET INTEREST MARGIN BAR CHART OMITTED]

NET INTEREST MARGIN
Core net interest margin has strengthened to almost 4% and our asset quality ratios remain relatively constant and manageable. While we have gradually improved our net interest margin over the last year, this continues to be our number one opportunity to increase earnings. Achieving our goal is primarily dependent upon controlling our funding costs and continuing to be a strong originator of a diversified loan portfolio.

NET OVERHEAD RATIO
Since the third quarter of 1999, we have attained our goal of operating at a net overhead ratio of less than 2% and expect further improvement in that area as we are able to more efficiently leverage our facilities and staff. This bodes well for the future as further maturation of our young franchises takes place.

                     [NET OVERHEAD RATIO BAR CHART OMITTED]

EARNINGS PERFORMANCE MEASURES
To get a true picture of our core performance versus goal, it is helpful to view our earnings performance measures excluding the non-recurring charge in the third quarter of this year. In doing so, return on average assets, return on average equity and earnings per diluted common share continued to improve over the last year.

ASSET QUALITY
Your management understands that maintaining good credit quality is extremely important to overall profitability. To that end, we are pleased to report that non-performing asset levels remain relatively low. While you read about many other banks experiencing higher levels of problem loans, our conservative lending strategy is resulting in a low level of non-performing assets. In fact, less than 30 credits comprise the core non-performing loans total. The small number of such non-performing loans allows management to effectively monitor the status of these credits. Careful underwriting of loans and diversification of credit risks contributes to the low level of problem loans.

BUYING BACK WINTRUST STOCK WHILE IT IS UNDERVALUED
As previously reported to you, the Board of Directors of the Company authorized the repurchase of 300,000 shares of Wintrust Financial Corporation common stock. Through the fourth quarter of this year, the Company has repurchased 242,300 shares at an average price of $15.94 per share. We will continue to evaluate further repurchases from time-to-time.

                 [TOTAL SHAREHOLDERS' EQUITY BAR CHART OMITTED]

ANOTHER DIVIDEND PAID
During 2000, we paid two semi-annual dividends totaling $0.10 per common share. That equated to roughly 10% of the prior year's earnings. Now that we have demonstrated consistent profitability levels, we are pleased to provide shareholders with a modest dividend payment. However, we intend to continue to retain approximately 90% of our earnings to support the continued growth of our Company. Along those lines, the Board of Directors authorized an increase in the semi-annual dividend amount to $0.07 per common share in 2001, or an annual rate of $0.14 per common share.

WHAT'S HAPPING AT OUR OPERATING COMPANIES
================================================================================
OUR COMMUNITY BANKS
As the "elderly" member of the Wintrust family, Lake Forest Bank & Trust celebrated its ninth birthday in 2000. Not even a teenager yet, its total assets reached $581 million, up 16% versus a year ago. This further strengthens our position as the number two bank in the market. The bank's newest facility, Bank of Highwood-Fort Sheridan, opened in early 2000 and is off to a great start. LFB&T now operates seven facilities in Lake Forest, West Lake Forest, Lake Bluff and Highwood.

                        [LFB COMMUNITY PICTURE OMITTED]

Hinsdale Bank & Trust enjoyed its seventh year of operation, while its Clarendon Hills branch (Clarendon Hills Bank) celebrated its fourth birthday and its Western Springs branch (The Community Bank of Western Springs) is now three years old. Total assets reached $401 million, a 14% increase versus 1999. In total, the bank now operates five facilities including a drive-through ATM in downtown Clarendon Hills. In late 2001, we anticipate opening a new branch in another nearby community.

While it celebrated its sixth birthday, North Shore Community Bank & Trust reached $450 million in total assets, up 25% from last year. The bank operates seven facilities in the affluent north shore markets of Wilmette, Winnetka, Glencoe and now Skokie. In 2001, a new Winnetka facility will be opened to replace the current branch whose location is less than ideal. We are also looking for a drive-thru location for Skokie.

Libertyville Bank & Trust, in its fifth year of operation, increased its assets by 31% to $287 million. In 2000, LB&T introduced Wauconda Community Bank when it opened two facilities (a temporary main bank and a drive-thru) in this northwest community. We will soon be starting construction on a new permanent main bank and drive-thru facility on our property right across from the big bank competitor in town.

Barrington Bank & Trust continues to experience strong growth in only its fourth full year of operation. Total assets reached $241 million, an increase of 36% versus a year ago. In addition to growing its core banking business, this bank enjoys growth from the development of its Community Advantage(R) condo and association lending program. BB&T is also planning to open its new Hoffman Estates Community Bank branch during the latter half of 2001. Construction on this new facility has already begun.

                    [HINSDALE JUNIOR SAVERS PICTURE OMITTED]

Crystal Lake Bank & Trust turned the ripe old age of three in late 2000. Its assets reached $125 million in 2000, up 39% versus a year ago. In February 2001, they opened a new branch in McHenry, Illinois under the name, McHenry Bank & Trust. This gives CLB&T a total of four facilities in the fast growing McHenry County area. Land has been purchased for a new main bank with an attached drive-thru facility.

Our newest "baby", Northbrook Bank & Trust, opened in November 2000. At the writing of this report, NB&T was off to a great start with assets over $40 million! Not bad in only three months while operating out of a temporary facility with no drive-thru location. NB&T recently received approval on their new permanent main bank facility with an attached drive-thru. Construction will start shortly with a grand opening scheduled for early 2002.

                   [TRUST REVENUE (000's) BAR CHART OMITTED]

WINTRUST ASSET MANAGEMENT COMPANY
Wintrust Asset Management Company, our trust and investment subsidiary, continues to increase its revenue stream. For the year, Wintrust Asset
Management generated approximately $2.0 million in fee income versus approximately $1.2 million of fee income during 1999. Revenue generated from our trust and investment activities is an important source of fee income that will help Wintrust diversify its revenue base.

In 2000, we updated our operational platform with state of the art investment software that allows us to process more customers, more efficiently. We also added additional qualified staff of experienced professionals. We are poised to move the business to a higher level of growth in assets under management.

We think we have a tremendous staff that will be able to provide strong growth into the future. Just like our banking strategy, we strive to give the best service available to our trust and investment clients. In most of our communities, we are the clear choice for clients with investment assets of $500,000 to $3,000,000 because we give more tailored service and products than our big bank competitors. Given the demographics of our banks' marketplaces, we look to trust and investment revenue to be an ongoing major source of non-interest income for the Company.

FIRST INSURANCE FUNDING CORP.
FIRST Insurance Funding Corp. had another very good year in the growth of its business. With approximately $1.1 billion in volume for the year ending December 31, 2000, FIRST's volume grew by 56% over 1999 levels. This level of production is comfortable for us to operate efficiently and effectively. Going forward, we anticipate continued volume increases in this business but at lower growth rates.

We are now focusing on delivering the best customer service in the industry and providing state of the art delivery to our customers. As such, we are being selective in the new business relationships that we establish and we are eliminating the less profitable relationships. We want to cement our reputation as the premier provider of high quality products with unmatched service in the premium finance industry.

We expect to improve FIRST's profitability in the future through additional investment in technology, automation, enhancement of credit quality techniques and the filtering out of the marginally profitable business. This business has been a key part of our asset generation strategy and has provided solid profitability to our Company since our inception.

                       [TRICOM REVENUE BAR CHART OMITTED]

TRICOM, INC.
Tricom had a very good year in 2000. During its first full year of operations in the Wintrust family, it contributed $9.3 million of revenue to the Company. Tricom now processes payrolls with associated billings of approximately $250 million. This was a record year for Tricom in terms of profitability and revenues. Also, as of year-end 2000, Tricom's outstanding receivable balances were 16% higher than the prior year-end balance. Their number of clients increased and they have successfully implemented an enhanced processing system that enhances customer service and will lead to greater operating efficiencies. In sum, 2000 results for Tricom exceeded our expectations and we are pleased to have this high quality team as a part of our organization.

WHERE WE ARE GOING
================================================================================
GROWTH STRATEGIES FOR THE FUTURE

Wintrust continues to be one of the fastest growing publicly traded bank groups in the country. Future growth will be fueled by adhering to a variety of current strategies that have proven successful and some from new strategies that will enable us to continue this growth:

o Growing our current franchises--Increase market share by 1) cross selling existing customers additional products and services, 2) attracting new customers, and 3) adding new branches;
o Creating new de novo franchises--Introduce new de novo banks in high opportunity markets that contain the right mix of demographic and competitive variables (high wealth, high big bank competition, low community bank competition);
o Partnering with or acquiring existing community banks in high opportunity markets;
o Partnering with or acquiring financial services firms to expand our portfolio of asset niches and fee revenues; and,
o Utilizing the internet as a new distribution vehicle for current products and a portal to marketing and distributing new products.

                      [BARRINTON BANK AD GRAPHIC OMMITTED]

GROWING OUR CURRENT FRANCHISES
We have built our current de novo franchises from scratch with aggressive consumer marketing which includes both customer acquisition and cross selling programs. We like to utilize creative advertising that positions our community banks as the good "David" versus the evil big bank "Goliath's". You'll see a number of these ads scattered throughout this report. While the big banks don't take too kindly to this "elbow in the ribs" approach, folks sure enjoy the ads and this advertising does bring in lots of big bank refugees who have grown tired of the increasing fees and decreasing customer service.

Unlike the big banks, we tailor our products to fit local needs. A good example of this is our Clarendon Hills Community Account(R) which offers not only a bundle of products and services including a free NOW Account, but also offers customers discounts at participating local Clarendon Hills merchants. Since over 80% of local merchants participate, the value-added benefit to customers is compelling. Participating merchants and the local Chamber also like the inherent "shop at local merchants" incentives that this program provides. The big banks haven't been able to match a program like this.

             [NORTH SHORE BANK AND TRUST COMMUNITY PICTURE OMITTED]

Community events are also a big part of positioning our banks as different--the bank that really cares about the community and families and children. In 2000, we orchestrated hundreds of events across our markets, ranging from a petting zoo for the kids, to a free community carnival, to a senior outing to see the Rockettes, to a Harry Potter summer reading program for our Junior Savers. But local involvement doesn't just apply to event marketing. Employees from all of our banks are very involved in the local community. Their dedication and commitment are not only good for the community, but become a key source of new business opportunities for our banks.

We augment this high touch event marketing with some very sophisticated database marketing capabilities. We have an in-house MCIF (Marketing Customer Information
File)  database that allows us to segment and target  current  customers  (cross sell) and non-customers (acquisition) with very precise direct marketing programs. We also have some very efficient and speedy in-house production capabilities to get these mailings out the door. In the world of marketing, speed is a real asset, and we can certainly "out quick" big bank competition.

Considering we have started all of our banks to date on a de novo basis, we are proud of the marketing statistics we have achieved in our mature primary markets:

o    #1 or #2 share position
o    Deep household penetration--20-40%
o Strong checking penetration--two thirds of our retail customer households have their checking account at our banks
o Solid cross sell ratio--2.61 accounts/customer HH. That's pretty good considering the young age and de novo start of our banks
o Affluent customers with significantly higher balances versus average US households--e.g. 238% higher checking balances per household

Our long-term goal for a mature bank is 50% household penetration and 5.0 accounts per household. So, you can easily see that there is plenty of growth left in our existing markets.

DE NOVO EXPANSION
We continue to selectively expand our current franchises into new high opportunity market areas. We have generally allocated about ten to fifteen cents per share to de novo growth. Depending on the opportunities available in the marketplace, we may deviate from that amount, but we believe that level of investment is prudent. Clearly, the additional market share garnered by this de novo expansion should add to future earnings growth and increased franchise value.

In 2000, we opened the following de novo banks and branches:

                    [WAUCONDA COMUNITY BANK GRAPHIC OMITTED]

o    Wauconda Community Bank (2 Locations)
o    Bank of Highwood-Fort Sheridan
o    Northbrook Bank & Trust

In February 2001 we also opened McHenry Bank & Trust. Construction has also started on Barrington Bank & Trust's new branch--Hoffman Estates Community Bank. Land has also been purchased for a new branch of Libertyville Bank & Trust. We are also evaluating locations for an additional branch of Hinsdale Bank & Trust.

NON DE NOVO EXPANSION
As our stock price rises and our "currency" becomes more valuable, acquisitions become a more viable avenue for future growth and enhanced shareholder value. We continue to be approached by Chicagoland community banks with the goal of partnering with us by merging their community-based bank or branches into the Wintrust family of banks. Wintrust is a logical partner for many smaller community banks because of the liquidity and value-added operational benefits we could bring, and the fact that we would allow the bank to continue to operate locally with their own name and management team.

Your management team and Board of Directors are dedicated to being disciplined with regard to pricing potential acquisitions to be accretive to earnings per share. We will keep evaluating potential acquisitions and will update you regularly on our progress.

We also continue to look to add earning asset niche or fee generation businesses, either as de novo operations or through acquisition. This type of growth will add diversified earning asset and fee-based business niches to supplement Wintrust's banking revenues.

 .COMMUNITY BANKING(TM), WINTRUST STYLE
----

In April 2000, we launched new community bank web sites and a number of on-line financial services, including on-line banking, bill pay and investment portfolio review (accessing your Wintrust Asset Management portfolio). These new web sites and their corresponding on-line financial and community services, called
 .COMMUNITY BANKING(TM) are among the most sophisticated offered by any community
----
bank and rival what many of the big banks offer. We have received a lot of positive feedback on these sites and services and currently have between 7-12% of our banks' customer households signed up for on-line banking.

                   [NORTHBROOK BANK WEB PAGE GRAPHIC OMITTED]

In February 2001 we introduced a series of enhancements to our on-line financial services including:

o    24 Hour Availability
o Wireless Access--access on-line banking via cell phone or other hand held devices
o Key Sites--securely store important Internet links and associated User ID's and passwords

We also are planning to launch some additional new online financial services in 2001. These include:

o Check Register--which allows users to better manage payments, help reconcile these items with their bank statements,
o On-line Mortgage Application--which allows users to easily enter their home loan application data on-line and provide quick on-line approval,
o On-line Brokerage--which allows users to buy and sell stocks, bonds and mutual funds at rates competitive with national discount brokers.

BRING IT HOME TO YOUR COMMUNITY BANK
With the technology available today, community banks like ours can provide on-line services every bit as sophisticated as the big banks. The introduction of On-line Brokerage, will allow us to offer all of the key on-line financial services that most consumers want--on-line banking, bill pay and discount brokerage. And since our customer base would appreciate being able to conduct their financial business with one provider--their local community bank--the benefits of a full service on-line offering is obvious.

So if your local, community bank can now provide a full array of on-line financial and investment services, who would you rather do business with? An uncaring, fee-driven big bank? An inflexible and expensive brokerage firm? Some cyberspace stranger that just wants your money? Or your friendly, neighborly (and now high tech) community bank that has the sophisticated on-line financial services you need?

                    [THECDBANK.COM WEB PAGE GRAPHIC OMITTED]

THECDBANK.COM, OUR NEW INTERNET-ONLY BANK
We will also soon be launching our new internet initiative--TheCDBank(TM). Given that the primary purpose of this internet-only bank is to quickly source CD deposits when we need to fund our excess loans, it makes strategic sense to position this new bank around the primary product it will sell--CDs. This positioning separates us from the general internet banks and gives us a powerful reason for being--we are the internet bank that focuses on CDs and delivers the best CD prices and service. Initially, this bank will be a cyber-branch of Hinsdale Bank & Trust. However, as it grows in size, we may elect to capitalize it and make TheCDBank a separate bank. Check us out soon at www.thecdbank.com.

RECENT STOCK PRICE PERFORMANCE
While we recognize that we cannot control the movements of the stock market, we can continue to execute a strategy designed to produce consistent growth in earnings, revenues and assets. Such results will be rewarded in due course.

We are pleased that at the date of this writing (March 15, 2001) the stock price of Wintrust stood at $18.63 per share, or 25% higher than a year earlier. By contrast the Nasdaq Bank Index was up 33% and the Nasdaq Composite Index was down 58%. We continue to believe that we can achieve further meaningful increases in share value as we continue to execute our strategy.

           [WINTRUST FINANCIAL CORPORATION WEB PAGE GRAPHIC OMITTED]

INVESTOR RELATIONS PROGRAM
In 2001 we are continuing our investor relations program which includes: presentations at investor conferences, providing interviews and story ideas to financial publications, distributing investor packages to interested investors through various programs, and making presentations to interested institutional buyers. We believe that communicating our story is important to creating awareness about our Company and thereby creating demand for our stock.

We have also created a new investor relations web site complete with a new look and sophisticated navigation system and many new features, including authorizing Wintrust to automatically e-mail interested investors key reports and updates when they become available.

Five respected investment firms are writing research on Wintrust (that's a lot for a bank group of our size) and all are currently recommending the purchase of Wintrust common stock.

o    Advest, Inc.
o    Howe Barnes Investments, Inc.
o    Keefe, Bruyette & Woods
o    Stifel, Nicolaus & Company, Inc.
o    U.S. Bancorp Piper Jaffray


SUMMARY
In summary, we are pleased with the Company's significant growth for the year. This was a very good year in terms of executing our strategy of balancing growth in the balance sheet with growth in earnings. For the future, we are confident in our corporate strategy and believe we have strong momentum going into 2001. We are comfortable that we will be able to meet or exceed the analysts' consensus earnings estimates for 2001 of $1.84 per share.

We are grateful for your support of our organization and are enthusiastic about making the year 2001 another good year in terms of growth in earnings and assets.

              [SPECIAL OFFER TO OUR SHAREHOLDERS GRAPHIC OMITTED]

                 [HINSDALE BANK & TRUST COMPANY AD PAGE OMITTED]

CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)
===========================================================================================================================
                                                                                                  December 31,
                                                                                  -----------------------------------------
                                                                                         2000                       1999
                                                                                  -----------------------------------------
ASSETS
Cash and due from banks                                                           $      65,413                     53,066
Federal funds sold and securities purchased under resale agreements                     164,641                     28,231
Interest bearing deposits with banks                                                        182                      2,547
Available-for-sale securities, at fair value                                            193,105                    205,795

Loans, net of unearned income                                                         1,558,020                  1,278,249
   Less: Allowance for possible loan losses                                              10,433                      8,783
---------------------------------------------------------------------------------------------------------------------------
   Net loans                                                                          1,547,587                  1,269,466

Premises and equipment, net                                                              86,386                     72,851
Accrued interest receivable and other assets                                             34,722                     35,943
Goodwill and other intangible assets, net of accumulated
   amortization of $1,233 in 2000 and $520 in 1999                                       10,770                     11,483
---------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                     $ 2,102,806                  1,679,382
===========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
 Non-interest bearing                                                              $    198,319                    154,034
 Interest bearing                                                                     1,628,257                  1,309,588
---------------------------------------------------------------------------------------------------------------------------
   Total deposits                                                                     1,826,576                  1,463,622

Short-term borrowings                                                                    43,639                     59,843
Notes payable                                                                            27,575                      8,350
Long-term debt - trust preferred securities                                              51,050                     31,050
Accrued interest payable and other liabilities                                           51,690                     23,570
---------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                  2,000,530                  1,586,435
---------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated as Junior Serial  Preferred Stock A; no shares issued
     and
     outstanding at December 31, 2000 and 1999                                               -                         -
   Common stock, no par value; $1.00 stated value; 30,000,000 shares authorized;
     8,856,695 and 8,770,805 issued at December 31, 2000 and 1999, respectively           8,857                      8,771
   Surplus                                                                               83,710                     82,792
   Common stock warrants                                                                    100                        100
   Treasury stock, at cost; 242,300 shares at December 31, 2000                          (3,863)                         -
   Retained earnings                                                                     13,835                      3,555
   Accumulated other comprehensive loss                                                    (363)                    (2,271)
---------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                       102,276                     92,947
---------------------------------------------------------------------------------------------------------------------------

     Total liabilities and shareholders' equity                                     $ 2,102,806                  1,679,382
===========================================================================================================================


See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
===========================================================================================================================
                                                                                          Years Ended December 31,
                                                                              ---------------------------------------------
                                                                                   2000              1999            1998
                                                                              ---------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                                  $  130,910            97,270          75,369
  Interest bearing deposits with banks                                                26               204           2,283
  Federal funds sold                                                               1,627             1,536           2,327
  Securities                                                                      15,621            10,321           8,000
---------------------------------------------------------------------------------------------------------------------------
     Total interest income                                                       148,184           109,331          87,979
---------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
  Interest on deposits                                                            78,670            56,026          49,069
  Interest on short-term borrowings and notes payable                              4,371             2,633           1,399
  Interest on long-term debt - trust preferred securities                          4,143             2,938             747
---------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                       87,184            61,597          51,215
---------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                               61,000            47,734          36,764
Provision for possible loan losses                                                 5,055             3,713           4,297
---------------------------------------------------------------------------------------------------------------------------

     Net interest income after provision for possible loan losses                 55,945            44,021          32,467
---------------------------------------------------------------------------------------------------------------------------

NON-INTEREST INCOME
  Fees on mortgage loans sold                                                      2,911             3,206           5,569
  Service charges on deposit accounts                                              1,936             1,562           1,065
  Trust fees                                                                       1,971             1,171             788
  Gain on sale of premium finance receivables                                      3,831             1,033              -
  Administrative services revenue                                                  4,402               996              -
  Net available-for-sale securities gains (losses)                                   (40)                5              -
  Other                                                                            3,295             1,835            653
---------------------------------------------------------------------------------------------------------------------------
     Total non-interest income                                                    18,306             9,808           8,075
---------------------------------------------------------------------------------------------------------------------------

NON-INTEREST EXPENSE
  Salaries and employee benefits                                                  28,119            20,808          18,944
  Equipment expense                                                                5,101             3,199           2,221
  Occupancy, net                                                                   4,252             2,991           2,435
  Data processing                                                                  2,837             2,169           1,676
  Advertising and marketing                                                        1,309             1,402           1,612
  Professional fees                                                                1,681             1,203           1,654
  Amortization of intangibles                                                        713               251             120
   Premium finance defalcation                                                     4,320                 -               -
  Other                                                                            9,471             7,655           7,171
---------------------------------------------------------------------------------------------------------------------------
     Total non-interest expense                                                   57,803            39,678          35,833
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                        16,448            14,151           4,709
Income tax expense (benefit)                                                       5,293             4,724          (1,536)
---------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                   $    11,155             9,427           6,245
===========================================================================================================================

NET INCOME PER COMMON SHARE - BASIC                                          $      1.28              1.14            0.77
NET INCOME PER COMMON SHARE - DILUTED                                        $      1.25              1.10            0.74
===========================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share data)
==============================================================================================================================
                                                                                                     Accumulated
                                         Compre-                                                        other
                                         hensive                       Common              Retained comprehensive   Total
                                         income    Common               stock    Treasury  earnings    income   shareholders'
                                         (loss)     stock    Surplus  warrants     stock   (deficit)   (loss)      equity
                                        -------------------------------------------------------------------------------------
Balance at December 31, 1997                   $  8,118     72,646       100          -     (12,117)      43       68,790

Comprehensive income:
   Net income                           $ 6,245       -          -         -          -       6,245        -        6,245
   Other comprehensive loss, net of tax:
   Unrealized losses on securities, net of
      reclassification adjustment           (94)      -          -         -          -           -      (94)         (94)
                                        --------
Comprehensive income                      6,151
Common stock issued upon
  exercise of stock options                          32        232         -          -          -         -          264
---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1998                      8,150     72,878       100          -     (5,872)      (51)      75,205

Comprehensive income:
   Net income                             9,427       -          -         -          -       9,427        -        9,427
   Other comprehensive loss, net of tax:
   Unrealized losses on securities, net of
      reclassification adjustment        (2,220)      -          -         -          -           -   (2,220)      (2,220)
                                         -------
Comprehensive Income                      7,207
Common stock issuance, net of costs                 581      9,403         -          -           -        -        9,984
Common stock issued upon
  exercise of stock options                          32        371         -          -           -        -          403
Common stock issued through
  employee stock purchase plan                        8        140         -          -           -        -          148
---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999                       8,771    82,792       100          -       3,555   (2,271)      92,947

COMPREHENSIVE INCOME:
   NET INCOME                            11,155       -          -         -          -      11,155        -       11,155
   OTHER COMPREHENSIVE INCOME, NET OF TAX:
   UNREALIZED GAINS ON SECURITIES, NET OF
      RECLASSIFICATION ADJUSTMENT         1,908       -          -         -          -           -    1,908        1,908
                                       ---------
COMPREHENSIVE INCOME                   $ 13,063
CASH DIVIDENDS DECLARED ON COMMON STOCK               -          -         -          -        (875)       -         (875)
PURCHASE OF 242,300 SHARES
  OF COMMON STOCK                                     -          -         -     (3,863)          -        -       (3,863)
COMMON STOCK ISSUED UPON
  EXERCISE OF STOCK OPTIONS                          77        801         -          -           -        -          878
COMMON STOCK ISSUED THROUGH
  EMPLOYEE STOCK PURCHASE PLAN                        9        117         -          -           -        -          126
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                   $  8,857     83,710       100     (3,863)     13,835     (363)     102,276
=================================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
===================================================================================================================================
                                                                                           YEARS ENDED DECEMBER 31,
                                                                             ----------------------------------------------
                                                                                    2000              1999            1998
                                                                             ----------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                                 $    11,155             9,427           6,245
  Adjustments to reconcile net income to net cash
     used for, or provided by, operating activities:
  Provision for possible loan losses                                               5,055             3,713           4,297
  Depreciation and amortization                                                    6,619             4,246           2,952
  Deferred income tax expense (benefit)                                              597              (835)         (1,961)
  Net (accretion) amortization of securities                                       1,775              (490)           (340)
  Originations of mortgage loans held for sale                                  (161,017)         (263,857)       (399,007)
  Proceeds from sales of mortgage loans held for sale                            158,716           273,765         390,528
  Gain on sale of premium finance receivables                                     (3,831)           (1,033)              -
  Purchase of trading securities                                                  (2,940)           (5,558)              -
  Proceeds from sale of trading securities                                         2,945             5,567               -
  Gain on sale of trading securities                                                  (5)               (9)              -
  (Gain) loss on sale of Available-for-Sale securities                                40                (5)              -
  Loss on sale of premises and equipment, net                                         18                 -               -
  Increase in accrued interest receivable and other assets, net                     (404)           (3,585)        (12,603)
  Increase in accrued interest payable and other liabilities, net                 28,120             5,580           1,625
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                              46,843            26,926          (8,264)
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Proceeds from maturities of Available-for-Sale securities                      235,275           368,889         481,297
  Proceeds from maturities of Held-to-Maturity securities                              -             5,000              -
  Proceeds from sales of Available-for-Sale securities                           675,458            15,166              -
  Purchases of Available-for-Sale securities                                    (896,922)         (383,723)       (588,296)
  Proceeds from sales of premium finance receivables                             229,277            68,875               -
  Acquisition of Tricom, Inc. of Milwaukee, net of cash acquired                       -            (4,227)              -
  Net decrease in interest bearing deposits with banks                             2,365             5,316          77,237
  Net increase in loans                                                         (506,321)         (346,778)       (273,918)
  Purchases of premises and equipment, net                                       (19,459)          (17,217)        (15,459)
---------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                          (280,327)         (288,699)       (319,139)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Increase in deposit accounts                                                   362,954           234,468         311,453
  Increase (decrease) in short-term borrowings, net                              (16,204)           41,254         (35,493)
  Increase (decrease) in notes payable, net                                       19,225             8,350         (20,402)
  Proceeds from trust preferred securities offering                               20,000                -           31,050
  Issuance of common stock, net of issuance costs                                      -             5,984               -
  Common stock issued upon exercise of stock options                                 878               403             264
  Common stock issued through employee stock purchase plan                           126               148               -
  Purchase of common stock                                                        (3,863)                -               -
  Dividends paid                                                                    (875)                -               -
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        382,241           290,607         286,872
---------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             148,757            28,834         (40,531)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    81,297            52,463          92,994
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $   230,054            81,297          52,463
===========================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest                                                               $     85,581            60,667          51,158
     Income taxes                                                                  4,084             4,241             787
  Acquisition of Tricom, Inc. of Milwaukee:
     Fair value of assets acquired                                                     -            22,116               -
     Goodwill recorded from acquisition                                                -            10,052               -
     Fair value of liabilities assumed                                                 -            23,941               -
NON-CASH INVESTING ACTIVITIES:
  Common stock issued for acquisition of Tricom, Inc. of Milwaukee                     -             4,000               -
  Transfer to other real estate owned from loans                                       -                 -             587
===========================================================================================================================

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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


DESCRIPTION OF THE BUSINESS
Wintrust is a financial services holding company currently engaged in the business of providing community banking services, trust and investment services, commercial insurance premium financing, short-term accounts receivable financing, and certain administrative services, such as data processing of payrolls, billing and cash management services. Wintrust provides banking services to customers in the Chicago metropolitan area through its seven wholly-owned banking subsidiaries (collectively, "Banks"), all of which started as de novo institutions, including Lake Forest Bank & Trust Company ("Lake Forest Bank"), Hinsdale Bank & Trust Company ("Hinsdale Bank"), North Shore Community Bank & Trust Company ("North Shore Bank"), Libertyville Bank & Trust Company ("Libertyville Bank"), Barrington Bank & Trust Company, N.A. ("Barrington Bank"), Crystal Lake Bank & Trust Company, N.A. ("Crystal Lake Bank") and Northbrook Bank & Trust Company ("Northbrook Bank"). Wintrust provides trust and investment services at each of the Wintrust banks through Wintrust Asset Management Company, N.A. ("WAMC"). The Company provides financing for the payment of commercial insurance premiums ("premium finance receivables"), on a national basis, through First Insurance Funding Corp.
("FIFC"), a wholly-owned subsidiary of Crabtree Capital Corporation ("Crabtree"), which is a wholly-owned subsidiary of Lake Forest Bank. Tricom, Inc. ("Tricom"), a wholly-owned subsidiary of Hinsdale Bank, provides short-term accounts receivable financing ("Tricom finance receivables") and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States.


PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of Wintrust have been prepared in conformity with generally accepted accounting principles and prevailing practices of the banking industry. Intercompany accounts and transactions have been eliminated in the consolidated financial statements.


SECURITIES
The Company classifies securities upon purchase in one of three categories: trading, held-to-maturity, or available-for-sale. Trading securities are bought principally for the purpose of selling them in the near term. Held-to-maturity securities are those debt securities in which the Company has the ability and positive intent to hold until maturity. All other securities are currently classified as available-for-sale as they may be sold prior to maturity.

Held-to-maturity securities are stated at amortized cost which represents actual cost adjusted for premium amortization and discount accretion using methods that approximate the effective interest method. Available-for-sale securities are stated at fair value. Unrealized gains and losses on available-for-sale securities, net of related taxes, are included as other comprehensive income and reported as a separate component of shareholders' equity.

Trading account securities are stated at fair value. Realized and unrealized gains and losses from sales and fair value adjustments are included in other non-interest income. The Company did not maintain any trading account securities at December 31, 2000 or 1999.

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

The allowance for possible loan losses is maintained at a level adequate to cover losses inherent in the portfolio. In estimating potential losses, the Company evaluates loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Impaired loans are generally considered by the Company to be commercial and commercial real estate loans that are non-accrual loans, restructured loans or loans with principal and/or interest at risk, even if the loan is current with all payments of principal and interest. Impairment is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the fair value of the underlying collateral. If the estimated fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for possible loan losses.


MORTGAGE SERVICING RIGHTS
The Company originates mortgage loans for sale to the secondary market, the majority of which are sold without retaining servicing rights. There are certain loans, however, that are originated and sold to a governmental agency, with servicing rights retained. Mortgage servicing rights associated with loans originated and sold, where servicing is retained, are capitalized and included in other assets in the consolidated statements of condition. The Company capitalizes the rights to service these originated mortgage loans at the time of sale. The capitalized value of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on loan type, interest rate and term. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is evaluated based on the present value of estimated future cash flows using a discount rate commensurate with the risk associated with that pool, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.


SALES OF PREMIUM FINANCE RECEIVABLES
Gains on the sales of premium finance receivables are determined by the difference between the sales proceeds plus the allocated basis of the servicing right and interest only strip retained less the Company's recourse obligation compared to the carrying amount of the loan. The interest only strip represents the present value of estimated future cash flows resulting from the difference between the yield of the underlying loans sold and the rate due to the purchaser of the loans.


PREMISES AND EQUIPMENT
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for major additions and improvements are capitalized, and maintenance and repairs are charged to expense as incurred.


COMPUTER SOFTWARE DEVELOPMENT COSTS
Salary costs related to the configuration and installation of new software and the modification of existing software that provides additional functionality are capitalized and amortized over periods of three to five years.


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


TRUST PREFERRED SECURITIES OFFERING COSTS
In connection with the Company's October 1998 and June 2000 offering of Cumulative Trust Preferred Securities ("Trust Preferred Securities"), approximately $1.4 million and $1.1 million, respectively, of offering costs were incurred, including underwriting fees, legal and professional fees, and other costs. These costs are included in other assets and are being amortized over a ten year period as an adjustment of interest expense using a method that approximates the effective interest method. See Note 10 for further information about the Trust Preferred Securities.


TRUST ASSETS
Assets held in fiduciary or agency capacity for customers are not included in the consolidated financial statements as they are not assets of Wintrust or its subsidiaries. Fee income is recognized on an accrual basis for financial reporting purposes and is included as a component of non-interest income.


INCOME TAXES
Wintrust and its subsidiaries file a consolidated Federal income tax return. The subsidiaries provide for income taxes on a separate return basis and remit to Wintrust amounts determined to be currently payable.

Wintrust and subsidiaries record income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


ADVERTISING COSTS
All advertising costs incurred by the Company are expensed in the period in which they are incurred.


CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, Wintrust considers cash on hand, cash items in the process of collection, non-interest bearing amounts due from correspondent banks, federal funds sold and securities purchased under resale agreements to be cash equivalents.


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


START-UP COSTS
In April 1998, AcSEC issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities", which requires that the unamortized portion of previously capitalized start-up costs be written-off as a cumulative effect of a change in accounting principle. Subsequent to adoption of SOP 98-5, start-up and organization costs must be expensed as incurred. In the first quarter of 1999, in accordance with SOP 98-5, the Company expensed approximately $200,000 of remaining unamortized deferred organizational costs. This write-off, however, was not material to be presented as a cumulative effect of a change in accounting principle. Beginning in 1999, all start-up and organizational costs are being expensed as incurred.

RECENT ACCOUNTING PRONOUNCEMENTS
Derivatives and Hedging Activities - In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 in June 1999 and June 2000, respectively. These statements require that all derivative instruments be recorded in the statement of condition at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow, or foreign currency hedges, and establishes accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. The Company will adopt these statements as of January 1, 2001. The adoption will result in a $254,000 charge, net of tax, from a cumulative effect of a change in accounting principle to be reported in in the first quarter of 2001.

Transfers and Servicing of Financial Assets - In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that replaces, in its entirety, SFAS No. 125. Although SFAS 140 has changed many of the rules regarding securitizations, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. As required, the Company will apply the new rules prospectively to transactions beginning in the second quarter of 2001. Since the Company does not currently securitize any of its financial assets, the application of the new rules will not have a material impact on its financial statements.


(2)  SECURITIES
A summary of the securities portfolio presenting carrying amounts and gross unrealized gains and losses as of December 31, 2000 and 1999 is as follows (in thousands):

====================================================================================================================================
                                                          DECEMBER 31, 2000                                December 31, 1999
                                           -----------------------------------------       -----------------------------------------
                                                           GROSS     GROSS                                  Gross     Gross
                                              AMORTIZED UNREALIZED UNREALIZED  FAIR           Amortized unrealized unrealized Fair
                                                COST       GAINS    LOSSES    VALUE            cost       gains    losses   value
                                           -----------------------------------------       -----------------------------------------
Available-for-sale:
   U.S. Treasury                           $  29,987       45       (45)     29,987            40,587        -    (1,416)    39,171
   U.S. Government agencies                   61,937       57      (123)     61,871            70,664        -      (480)    70,184
   Municipal securities                        5,020      130        (8)      5,142             4,046        -        (8)     4,038
   Corporate notes and other                  30,208       31    (1,042)     29,197            40,152        2    (1,129)    39,025
   Mortgage-backed securities                 54,182      239      (147)     54,274            46,613        -      (489)    46,124
   Federal Reserve/FHLB stock
     and other equity securities              12,358      317       (41)     12,634             7,253        -         -      7,253
                                           -----------------------------------------         ---------------------------------------
   Total available-for-sale securities     $ 193,692      819    (1,406)    193,105           209,315        2    (3,522)   205,795
====================================================================================================================================

The amortized cost and fair value of securities as of December 31, 2000 and 1999, by contractual maturity, are shown in the following table. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without any penalties.

========================================================================================================================
                                                           DECEMBER 31, 2000                       December 31, 1999
                                                    -----------------------------          -----------------------------
                                                       AMORTIZED          FAIR               Amortized          Fair
                                                          COST           VALUE                  Cost            Value
                                                    -----------------------------          -----------------------------
(in thousands)
Available-for-sale securities:
   Due in one year or less                          $   58,515            58,392               66,020            65,841
   Due in one to five years                             51,159            51,116               69,934            68,086
   Due in five to ten years                              4,579             4,707                5,949             5,904
   Due after ten years                                  12,899            11,982               13,546            12,587
   Mortgage-backed securities                           54,182            54,274               46,613            46,124
   Federal Reserve/FHLB stock
        and other equity securities                     12,358            12,634                7,253             7,253
                                                    -----------------------------          -----------------------------
   Total available-for-sale securities               $ 193,692           193,105              209,315           205,795
========================================================================================================================

In 2000 and 1999, the Company had gross realized gains on sales of available-for-sale securities of $79,000 and $19,000, respectively. During 2000 and 1999, gross realized losses on sales of available-for-sale securities totaled $119,000 and $14,000, respectively. There were no sales of available-for-sale securities in 1998. Proceeds from sales of available-for-sale securities during 2000 and 1999 were $675,458,000 and $15,166,000, respectively. At December 31, 2000 and 1999, securities having a carrying value of
$116,774,000 and $139,185,000, respectively, were pledged as collateral for public deposits, trust deposits and securities sold under agreements to repurchase.


(3)  LOANS
A  summary  of  the  loan  portfolio,   including   commercial  lease  financing
receivables, at December 31, 2000 and 1999 is as follows (in thousands):

===================================================================
                                               2000          1999
                                        ---------------------------
Commercial and commercial real estate   $    647,947       485,776
Premium finance receivables                  321,711       225,239
Indirect auto                                203,572       255,434
Home equity                                  179,168       139,194
Residential real estate                      141,919       111,026
Tricom finance receivables                    20,354        17,577
Installment and other                         51,995        49,925
                                        ---------------------------
   Total loans                             1,566,666     1,284,171
Less: Unearned income                          8,646         5,922
                                        ---------------------------
Total loans, net of unearned income      $ 1,558,020     1,278,249
===================================================================

Residential mortgage loans held for sale totaled $10,424,000 and $8,123,000 at December 31, 2000 and 1999, respectively.

Certain residential real estate and home equity loans with balances totaling approximately $142.0 million and $142.1 million, at December 31, 2000 and 1999, respectively, were pledged as collateral to secure the availability of borrowings from certain Federal agency banks.

Certain officers and directors of Wintrust and its subsidiaries and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans, totaling $30,499,000 and $22,148,000 at December 31, 2000 and 1999, respectively, were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers.


(4)  ALLOWANCE FOR POSSIBLE LOAN LOSSES
A summary of the allowance for possible loan losses for the years ended December 31, 2000, 1999 and 1998 is as follows (in thousands):

=====================================================================
                                             Year Ended December 31,
                                        -----------------------------
                                            2000      1999      1998
                                        -----------------------------
Allowance at beginning of year          $  8,783     7,034     5,116
Provision                                  5,055     3,713     4,297
Acquired allowance for loan losses             -       175         -
Charge-offs                               (3,756)   (2,449)   (2,737)
Recoveries                                   351       310       358
                                        -----------------------------
Allowance at end of year                $ 10,433     8,783     7,034
=====================================================================

At December 31, 2000, 1999 and 1998, non-accrual loans totaled $4,329,000, $4,338,000 and $3,137,000, respectively. At December 31, 2000 and 1999, loans that were considered to be impaired totaled $770,000 and $1,768,000, respectively. At December 31, 2000 and 1999, impaired loans totaling $214,000 and $458,000, respectively, had allocated specific allowance for loan losses of approximately $214,000 and $125,000, at each year-end. The average balance of impaired loans during 2000, 1999 and 1998 was approximately $1,212,000, $1,295,000 and $4,167,000, respectively. During 2000, 1999 and 1998, interest income recognized on impaired loans totaled approximately $6,000, $14,000 and $155,000, respectively. Management evaluated the value of the impaired loans primarily by using the fair value of the collateral. During 2000, 1999 and 1998, the effect of non-performing loans reduced interest income by approximately $111,000, $100,000 and $197,000, respectively.


(5)  MORTGAGE SERVICING RIGHTS
The remaining principal balance of mortgage loans serviced for others, which are not included in the Consolidated Statements of Condition, totaled $97.2 million and $87.1 million at December 31, 2000 and 1999, respectively. The following is a summary of the changes in mortgage servicing rights for the years ended December 31, 2000 and 1999 (in thousands):

============================================================
                                    Year Ended December 31,
                                   -------------------------
                                      2000          1999
                                   -------------------------
Balance at beginning of year          $ 648          715
Servicing rights capitalized            146          214
Amortization of servicing rights       (161)        (281)
Valuation allowance                      -             -
                                   -------------------------
Balance at end of year                $ 633          648
============================================================

At December 31, 2000 and 1999, the aggregate fair value of mortgage servicing rights was $895,000 and $793,000, respectively. Fair values are determined by discounting anticipated future net cash flows from servicing activities considering market consensus loan prepayment speeds, interest rates, servicing costs and other economic factors.


(6)  PREMISES AND EQUIPMENT, NET
A summary of premises and equipment at December 31, 2000 and 1999 is as follows (in thousands):

===========================================================
                                        2000          1999
                                   ------------------------
Land                               $  15,294        10,606
Buildings and improvements            57,015        50,591
Furniture, equipment and
   computer software                  22,911        19,244
Equipment under leasing contracts      5,278         2,704
Construction in progress               1,418         1,437
                                   ------------------------
                                     101,916        84,582
Less: Accumulated depreciation
   and amortization                   15,530        11,731
                                   ------------------------
Premises and equipment, net        $  86,386        72,851
===========================================================

Equipment under leasing contracts represents the Company's investment in equipment leased to others under operating lease agreements. The portfolio consists of various types of equipment including medical, technological and machine tools.


(7)  TIME DEPOSITS
Certificates of deposit in amounts of $100,000 or more approximated $564,747,000 and $432,982,000, respectively, at December 31, 2000 and 1999. Interest expense related to these deposits approximated $20,993,000, $14,365,000 and $12,003,000 for the years ended December 31, 2000, 1999 and 1998, respectively.


(8)  SHORT-TERM BORROWINGS
At December 31, 2000, short-term borrowings totaled $43,639,000 and was comprised entirely of securities sold under agreements to repurchase. At December 31, 1999, short-term borrowings totaled $59,843,000 and was comprised of $54,277,000 of securities sold under agreements to repurchase, $5,000,000 of federal funds purchased and $566,000 of other short-term borrowings. As of December 31, 2000 and 1999, the weighted average borrowing rate was 4.35% and 5.65%, respectively.


(9)  NOTES PAYABLE
The notes payable balances of $27,575,000 at December 31, 2000 and $8,350,000 at December 31, 1999 represent the balances on a revolving credit line agreement ("Agreement") with an unaffiliated bank. Currently, the total amount of the revolving credit line is $40 million and interest is calculated at a floating rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus 1.25%. The maturity date is August 30, 2001. The Agreement is secured by the stock of all Banks, except Northbrook Bank, and contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. This Agreement may be utilized, as needed, to provide capital to fund continued growth at its existing bank subsidiaries, expand WAMC, fund possible acquisitions of financial institutions or other finance related companies, purchase treasury stock or other general corporate matters.


(10) LONG-TERM DEBT - TRUST PREFERRED SECURITIES
In October 1998, Wintrust Capital Trust I ("WCT I") issued $31,050,000 of 9.00% Trust Preferred Securities with a maturity date of September 30, 2028. In June 2000, Wintrust Capital Trust II ("WCT II") issued $20,000,000 of 10.50% Trust Preferred Securities with a maturity date of June 30, 2030.

WCT I and WCT II are statutory business trusts ("Trusts") created by the Company solely for the purpose of issuing the Trust Preferred Securities. WCT I and WCT II issued $960,000 and $619,000, respectively, of common securities, all of which are owned by the Company. The Trust

Preferred Securities represent preferred undivided beneficial interests in the assets of the respective Trusts. The Trusts invested the proceeds from the issuances of the Trust Preferred Securities along with the proceeds from the common securities in Subordinated Debentures issued by the Company. The assets of WCT I and WCT II consist solely of $32,010,000 and $20,619,000, respectively, of Subordinated Debentures with the same maturities and interest rates as the respective Trust Preferred Securities. Subject to certain limitations, the Company has the right to defer payment of interest on the Subordinated Debentures at any time, or from time to time, for a period not to exceed 20 consecutive quarters. The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Subordinated Debentures of WCT I and WCT II are redeemable in whole or in part prior to maturity, at the discretion of the Company, on or after September 30, 2003 and June 30, 2005, respectively, if certain conditions are met, and only after the Company has obtained Federal Reserve approval, if then required under applicable guidelines or regulations.

The Company has guaranteed the payment of distributions and payments upon liquidation or redemption of the Trust Preferred Securities, in each case to the extent of funds held by WCT I and WCT II. The Company and the Trusts believe that, taken together, the obligations of the Company under the guarantees, the subordinated debentures, and other related agreements provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trusts under the Trust Preferred Securities.

The Trust Preferred Securities, subject to certain limitations, qualify as Tier 1 capital of the Company for regulatory capital purposes. Interest expense on the Trust Preferred Securities is deductible for income tax purposes.


(11) MINIMUM LEASE COMMITMENTS
Gross rental expense related to the Company's premises was $1,129,000, $1,106,000 and $922,000 in 2000, 1999 and 1998, respectively. Gross rental income related to the Company's buildings totaled $486,000, $415,000 and $390,000, in 2000, 1999 and 1998, respectively. In 2000, 1999 and 1998, the
Company also recorded equipment lease income of approximately $1,263,000, $397,000 and $55,000, respectively. Future minimum gross rental payments for office space, future minimum gross rental income, and equipment lease income as of December 31, 2000 for all noncancelable leases are as follows (in thousands):

===========================================================
                               FUTURE     FUTURE    FUTURE
                               MINIMUM   MINIMUM   MINIMUM
                                GROSS      GROSS   EQUIPMENT
                               RENTAL     RENTAL     LEASE
                              PAYMENTS    INCOME    INCOME
                               ----------------------------
2001                           $   845       321     1,556
2002                               584       282     1,143
2003                               413       227       819
2004                               323       150       593
2005                               203        82       161
2006 and thereafter                149       264         -
                               ----------------------------
Total minimum future amounts   $ 2,517     1,326     4,272
===========================================================

(12)  INCOME TAXES
Income tax expense (benefit) for the years ended December 31, 2000, 1999 and 1998 is summarized as follows (in thousands):

============================================================
                                  Year Ended December 31,
                             -------------------------------
                                  2000      1999      1998
                             -------------------------------
Current income taxes:
  Federal                    $   4,509     5,571       571
  State                            187         -         -
                             -------------------------------
   Total current income taxes    4,696     5,571       571
                             -------------------------------

Deferred income taxes:
  Federal                          847    (1,240)   (2,378)
  State                           (250)      393       271
                             -------------------------------
   Total deferred income taxes     597      (847)   (2,107)
                             -------------------------------

 Total tax expense (benefit) $   5,293     4,724    (1,536)
============================================================

The exercise of certain stock options produced tax benefits of $151,000 in 2000,
$90,000  in  1999  and  $95,000  in  1998  which  were   recorded   directly  to
shareholders' equity.

Income taxes for 2000, 1999 and 1998 differ from the expected tax expense for those years (computed by applying the applicable statutory U.S. Federal income tax rate of 35% in 2000 and 1999 and 34% in 1998 to income before income taxes) as follows (in thousands):

===================================================================
                                           Year Ended December 31,
                                      -----------------------------
                                          2000      1999      1998
                                      -----------------------------

Computed "expected" income
   tax expense                        $  5,757     4,953     1,601
Increase (decrease) in tax
   resulting from:
    Decrease in valuation allowance
      for deferred tax assets             (346)     (460)   (3,357)
    Other, net                            (118)      231       220
                                      -----------------------------
Income tax expense (benefit)          $  5,293     4,724    (1,536)
===================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 1999 are presented below (in thousands):

=========================================================================
                                                     2000           1999
                                                  -----------------------
Deferred tax assets:
   Allowance for possible loan losses             $  4,065         3,313
   Net unrealized losses on securities                 224         1,249
   Federal net operating loss carryforward           4,653         5,984
   State net operating loss carryforward               563           660
   Deferred compensation                               392           315
   Premises and equipment                                -           235
   Other                                                 -           380
                                                  -----------------------
Total gross deferred tax assets                      9,897        12,136
   Less: Valuation allowance                             -           346
                                                  -----------------------
Total deferred tax assets                            9,897        11,790
                                                  -----------------------

Deferred tax liabilities:
   Premises and equipment                               26             -
   Deferred loan fees                                1,076           860
   Accrual to cash adjustment                           58           261
   Other                                               439           749
                                                  -----------------------
Total gross deferred tax liabilities                 1,599         1,870
                                                  -----------------------
Net deferred tax assets                           $  8,298         9,920
=========================================================================

During 1998 and 1999, management determined that a valuation allowance should be established for a portion of the deferred tax asset based on management's assessment regarding realization of such deferred tax assets considering the profitability attained by the Company and its operating subsidiaries during each of the years and future earnings estimates. In 2000, management believes that realization of the recorded net deferred tax asset is more likely than not.

At December 31, 2000, Wintrust and its subsidiaries had Federal net operating losses of approximately $13.3 million and state net operating losses of approximately $12.1million. Such amounts are available for carryforward to offset future taxable income and expire in 2003 - 2010. Utilization of the net operating losses are subject to certain statutory limitations.


(13)  EMPLOYEE BENEFIT AND STOCK PLANS
The Wintrust Financial Corporation 1997 Stock Incentive Plan ("the Plan") provides options to purchase shares of Wintrust's common stock at the fair market value of the stock on the date the option was granted. The Plan permits the grant of incentive stock options, nonqualified stock options, rights and restricted stock. The Plan covers substantially all employees of Wintrust.

On May 25, 2000, the Company's shareholders approved an amendment to the Plan increasing the total number of shares of Common Stock as to which awards may be granted by 450,000 to a maximum of 2,387,359. The incentive and nonqualified options expire at such time as the Compensation Committee shall determine at the time of grant, however, in no case shall they be exercisable later than ten years after the grant.

A summary of the aggregate activity of the Plan for 2000, 1999 and 1998 is as follows:

===========================================================================
                                                                 WEIGHTED
                            COMMON                RANGE OF        AVERAGE
                            SHARES             STRIKE PRICES   STRIKE PRICE
                          -------------------------------------------------
Outstanding at
   December 31, 1997      1,459,088          $   5.80 - 21.13     $  11.90
Granted                     150,400              17.88 - 21.75       18.71
Exercised                    31,423               5.80 - 14.53        8.30
Forfeited or canceled        53,081               9.30 - 19.86       16.25
                          -------------------------------------------------
Outstanding at
   December 31, 1998      1,524,984               5.80 - 21.75       12.49
Granted                     261,169              16.69 - 20.06       17.38
Exercised                    31,933               7.75 - 14.53        9.79
Forfeited or canceled        41,791              10.77 - 19.25       17.73
                          -------------------------------------------------
Outstanding at
   December 31, 1999      1,712,429               5.80 - 21.75       13.15
Granted                     137,700              13.81 - 17.88       15.50
Exercised                    76,929               5.80 - 14.53        9.45
Forfeited or canceled        99,902               7.75 - 21.75       18.27
                          -------------------------------------------------
Outstanding at
   December 31, 2000      1,673,298           $   5.80 - 21.75    $  13.20
===========================================================================

At December 31, 2000, 1999 and 1998, the weighted-average remaining contractual life of outstanding options was 5.6 years, 6.2 years and 6.6 years, respectively. Additionally, at December 31, 2000, 1999 and 1998, the number of options exercisable was 1,223,925, 1,185,697 and 887,514, respectively, and the weighted-average per share exercise price of those options was $11.78, $11.23 and $9.38, respectively. Expiration dates for the options range from December 28, 2001 to October 27, 2010.

The following table presents certain information about the outstanding options and the currently exercisable options as of December 31, 2000:

===========================================================================================================================
                             OPTIONS OUTSTANDING                                             OPTIONS CURRENTLY EXERCISABLE
------------------------------------------------------------------------                   --------------------------------
                                          WEIGHTED           WEIGHTED                                              WEIGHTED
      RANGE OF                             AVERAGE            AVERAGE                                               AVERAGE
      EXERCISE            NUMBER          EXERCISE           REMAINING                        NUMBER               EXERCISE
       PRICES            OF SHARES          PRICE              TERM                          OF SHARES               PRICE
------------------------------------------------------------------------                   --------------------------------
$  5.80  -  7.75           384,584      $   6.91             2.12 years                       384,584            $    6.91
   8.29  - 12.42           309,246         10.29             4.14 years                       309,246                10.29
  12.43  - 15.25           269,458         14.10             5.93 years                       208,522                14.04
  15.38  - 17.00           249,517         16.56             9.07 years                       145,217                16.98
  17.03  - 17.94            87,896         17.49             8.19 years                        25,636                17.49
  18.00  - 18.00           310,897         18.00             6.94 years                       131,340                18.00
  18.44  - 21.75            61,700         19.27             7.95 years                        19,380                19.38
------------------------------------------------------------------------                   --------------------------------
$  5.80  - 21.75         1,673,298       $ 13.20             5.57 years                     1,223,925             $  11.78
===========================================================================================================================

The Company applies APB No. 25, and related Interpretations, in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the date of grant for awards under the stock option plan consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

===========================================================
                                  YEAR ENDED DECEMBER 31,
                             ------------------------------
                                  2000      1999      1998
                             ------------------------------
Net income
   As reported               $  11,155     9,427     6,245
   Pro forma                    10,453     8,082     5,659
Earnings per share-Basic
   As reported               $    1.28      1.14      0.77
   Pro forma                      1.20      0.98      0.70
Earnings per share-Diluted
   As reported               $    1.25      1.10      0.74
   Pro forma                      1.17      0.94      0.67
===========================================================

The pro forma amounts indicated above may not be representative of the effects on reported net income for future years. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the years ended December 31, 2000, 1999 and 1998, respectively: dividend yield of 0.7% for 2000, 0.6% for 1999 and 0.0% for 1998; expected volatility of 25.6% for 2000, 27.5% for 1999 and 24.2% for 1998; risk free rate of return of 6.2% for 2000, 5.6% for 1999 and 5.3% for 1998; and, expected life of 7.3 years for 2000, 7.2 years for 1999 and
7.5 years for 1998. The per share weighted average fair value of stock options granted during 2000, 1999 and 1998 was $6.07, $6.98 and $7.54, respectively.

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans ("401(k) Plans"). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary reductions at their direction, limited to $10,500 in 2000 and $10,000 in both 1999 and 1998. Employer contributions to the 401(k) Plans are made at the employer's discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company's expense for the employer contributions to the 401(k) Plans was approximately $151,000, $57,000 and $52,000 in 2000, 1999 and 1998, respectively.

The Wintrust Financial Corporation Employee Stock Purchase Plan ("SPP") is designed to encourage greater stock ownership among employees, thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock. The Company has reserved 250,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be either newly issued shares of the Company or shares issued from treasury, if any. In accordance with the SPP, the purchase price of the shares of Common Stock may not be lower than the lessor of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the last date for the offering period. The Company's Board of Directors authorized a purchase price calculation at 90% of fair market value for each of the offering periods. During 2000 and 1999, a total of 8,961 shares and 8,349 shares, respectively, were issued to participant accounts and approximately $23,000 and $19,000, respectively, was recognized as compensation expense. The fifth offering period concludes on March 31, 2001. The Company plans to continue to periodically offer Common Stock through this SPP subsequent to March 31, 2001.

The Company does not currently offer other postretirement benefits such as health care or other pension plans.


(14) REGULATORY MATTERS
Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. During 2000 and 1998, cash dividends totaling $16 million and $8.25 million, respectively, were paid to Wintrust by the Banks. No cash dividends were paid to Wintrust by the Banks for the year ended December 31, 1999. As of January 1, 2001, the Banks had approximately $11.2 million available to be paid as dividends to Wintrust, subject to certain capital limitations.

The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 2000 and 1999, reserve balances of approximately $12.5 million and $11.7 million, respectively, were required.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 leverage capital (as defined) to average quarterly assets (as defined). Management believes, as of December 31, 2000 and 1999, that the Company and the Banks met all minimum capital adequacy requirements.

As of December 31, 2000, the most recent notification from the Banks' primary federal regulators, the Banks were categorized as either well capitalized or adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the most recent notification that management believes would materially affect the Banks' regulatory capital categories. The Company's and the Banks' actual capital amounts and ratios as of December 31, 2000 and 1999 are presented in the following table (dollars in thousands):

============================================================================================================================
                                          DECEMBER 31, 2000                                   December 31, 1999
                            ------------------------------------------------       -----------------------------------------
                                                        TO BE ADEQUATELY                                   To Be Adequately
                                                          CAPITALIZED BY                                    Capitalized by
                                     ACTUAL           REGULATORY DEFINITION              Actual          Regulatory Definition
                            ------------------------------------------------       -----------------------------------------
                               AMOUNT      RATIO        AMOUNT       RATIO          Amount      Ratio       Amount    Ratio
                            ------------------------------------------------       -----------------------------------------
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated                $ 153,354         8.4%    $145,482          8.0%       $ 123,466       8.4%   $118,312      8.0%
Lake Forest                    43,889         9.1       38,725          8.0           37,541       8.9      33,779      8.0
Hinsdale                       31,089         9.8       25,449          8.0           24,755       9.0      21,975      8.0
North Shore                    34,594         9.3       29,747          8.0           27,095       8.5      25,452      8.0
Libertyville                   24,288        10.3       18,813          8.0           16,444       9.1      14,470      8.0
Barrington                     20,679        10.5       15,832          8.0           14,903       9.8      12,189      8.0
Crystal Lake                   11,666        11.3        8,248          8.0            8,893      13.0       5,474      8.0

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated                $ 126,085         6.9%   $  72,741          4.0%       $ 114,683       7.8%  $  59,156      4.0%
Lake Forest                    41,052         8.5       19,362          4.0           35,106       8.3      16,889      4.0
Hinsdale                       29,017         9.1       12,724          4.0           22,839       8.3      10,988      4.0
North Shore                    32,415         8.7       14,873          4.0           25,239       7.9      12,726      4.0
Libertyville                   22,674         9.6        9,406          4.0           15,224       8.4       7,235      4.0
Barrington                     19,583         9.9        7,916          4.0           14,063       9.2       6,094      4.0
Crystal Lake                   11,031        10.7        4,124          4.0            8,376      12.2       2,737      4.0

TIER 1 LEVERAGE CAPITAL (TO AVERAGE QUARTERLY ASSETS):
Consolidated                $ 126,085         6.3%   $  80,164          4.0%       $ 114,683       7.1%  $  65,047      4.0%
Lake Forest                    41,052         6.6       25,038          4.0           35,106       6.9      20,274      4.0
Hinsdale                       29,017         7.9       14,681          4.0           22,839       6.9      13,227      4.0
North Shore                    32,415         7.3       17,693          4.0           25,239       7.1      14,199      4.0
Libertyville                   22,674         8.0       11,314          4.0           15,224       6.9       8,845      4.0
Barrington                     19,583         8.4        9,321          4.0           14,063       8.3       6,793      4.0
Crystal Lake                   11,031         9.1        4,858          4.0            8,376       9.7       3,447      4.0
============================================================================================================================

The ratios required for the Banks to be "well capitalized" by regulatory definition are 10.0%, 6.0%, and 5.0% for the Total Capital-to-Risk Weighted Assets, Tier 1 Capital-to-Risk Weighted Assets and Tier 1 Leverage Capital-to-Average Quarterly Assets, respectively.

Northbrook Bank, which is "well-capitalized" in all capital categories is not presented above. Northbrook Bank opened in November 2000 and its capital ratios at December 31, 2000 are not meaningful.


(15) COMMITMENTS AND CONTINGENCIES
The Company has outstanding, at any time, a number of commitments to extend credit to its customers. These commitments include revolving home line and other credit agreements, term loan commitments and standby letters of credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to extend credit at December 31, 2000 and 1999 were $511.2 million and $431.9 million, respectively. Standby and commercial letters of credit amounts were $27.5 million and $13.5 million at December 31, 2000 and 1999, respectively.

In the ordinary course of business, there are legal proceedings pending against the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.

(16) DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into certain derivative financial instruments as part of its strategy to manage its exposure to market risk. Market risk is the possibility that, due to changes in interest rates or other economic conditions, the Company's net interest income will be adversely affected. The derivative financial instruments that are currently being utilized by the Company to manage this risk include interest rate cap contracts. The amounts potentially subject to market and credit risks are the streams of interest payments under the contracts and not the notional principal amounts used to express the volume of the transactions. As of December 31, 2000, the Company had $400 million of notional principal amounts of interest rate caps with maturities ranging from January 2001 to January 2003. These contracts were purchased to mitigate the effect of rising rates on certain floating rate deposit products and provide for the receipt of payments when the 91-day Treasury bill rate exceeds predetermined strike rates that range from 5.37% to 6.50%. The payment amounts, if any, are determined and received on a monthly basis and are recorded as an adjustment to net interest income. Premiums paid for the purchase of interest rate cap contracts are amortized over the term of the agreement as an adjustment to net interest income. See Recent Accounting Pronouncements in Note 1 regarding implementation of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. The Company may enter into other derivative financial instruments in the future to more effectively manage its market risk.

Periodically, the Company will sell options to a bank or dealer for the right to purchase certain securities held within the Banks' investment portfolios. These covered call option transactions are designed primarily to increase the total return associated with holding these securities as earning assets. The option premium income generated by these transactions is recognized as other non-interest income. As of December 31, 2000, the Company was obligated pursuant to the exercise of a covered call option to deliver $30 million of securities it had previously committed to purchase with a forward settlement date in January 2001. In January 2001, the securities were purchased and subsequently sold in settlement of the option. No gain or loss was recognized on the sale of these securities. There were no call options outstanding as of December 31, 2000 or 1999.



(17) FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of Wintrust's financial instruments at December 31, 2000 and 1999 (in thousands):

==========================================================================================================================
                                                                AT DECEMBER 31, 2000                 At December 31, 1999
                                                            -------------------------           --------------------------
                                                               CARRYING       FAIR                 Carrying         Fair
                                                                 VALUE        VALUE                  Value          Value
                                                            -------------------------           --------------------------
Financial assets:
   Cash and demand balances from banks                      $    65,413       65,413                53,066         53,066
   Federal funds sold and securities purchased
      under resale agreements                                   164,641      164,641                28,231         28,231
   Interest bearing deposits with banks                             182          182                 2,547          2,547
   Available-for-sale securities                                193,105      193,105               205,795        205,795
   Loans, net of unearned income                              1,558,020    1,547,571             1,278,249      1,272,395
 Accrued interest receivable                                     10,850       10,850                 8,843          8,843

Financial liabilities:
   Non-maturity deposits                                        749,448      749,448               609,860        609,860
   Deposits with stated maturities                            1,077,128    1,080,224               853,762        856,600
   Short-term borrowings                                         43,639       43,639                59,843         59,843
   Notes payable                                                 27,575       27,575                 8,350          8,350
   Long-term borrowings-trust preferred securities               51,050       48,166                31,050         30,119
 Accrued interest payable                                         4,360        4,360                 2,757          2,757

Off-balance sheet derivative contracts:
   Interest rate cap agreements - positive value                    472           57                   450            464
==========================================================================================================================

Cash, demand balances from banks, Federal funds sold and securities purchased under resale agreements: The carrying value of cash, demand balances from banks, Fed funds sold and securities purchased under resale agreements approximates fair value due to the short maturity of those instruments. Securities purchased under resale agreements are short term and have a fixed sales price equal to the carrying amount.

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

Short-term borrowings: The carrying value of short-term borrowings approximates fair value due to the relatively short period of time to maturity or repricing.

Notes payable: The carrying value of notes payable approximates fair value due to the relatively short period of time to repricing of variable interest rates.

Long-term borrowings: The fair value of long-term borrowings, which consists entirely of Trust Preferred Securities, was determined based on the quoted market prices as of the last business day of the year.

Interest rate cap agreements: The carrying value of interest rate cap agreements represents the remaining unamortized cost of the contracts. The fair value is based on quoted market prices as of the last business day of the year.

Commitments to extend credit and standby letters of credit: The fair value of commitments to extend credit is based on fees currently charged to enter into similar arrangements, the remaining term of the agreement, the present creditworthiness of the counterparty, and the difference between current interest rates and committed interest rates on the commitments. Because most of Wintrust's commitment agreements were recently entered into and/or contain variable interest rates, the carrying value of Wintrust's commitments to extend credit approximates fair value. The fair value of letters of credit is based on fees currently charged for similar arrangements. The fair value of such commitments is not material and is not shown here.

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


(18) WARRANTS TO ACQUIRE COMMON STOCK
The Company has issued warrants to acquire common stock. The warrants entitle the holder to purchase one share of the Company's common stock at purchase prices ranging from $14.85 to $15.00 per share. There were 155,433 outstanding warrants to acquire common stock at December 31, 2000 and 1999, respectively, with expiration dates ranging from December 2002 through November 2005.

(19) COMPREHENSIVE INCOME
Comprehensive income includes net income plus certain transactions that are reported directly within shareholders' equity, such as unrealized gains and losses on available-for-sale securities.. A reconciliation of the transactions affecting accumulated other comprehensive income included in the Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, is presented below (in thousands):


==========================================================================
                                                          Tax       Net
                                               Pretax   effect     of tax
                                             -----------------------------
1998
----
Unrealized losses on
   available-for-sale securities             $  (153)       59       (94)
                                             -----------------------------
     Total                                      (153)       59       (94)
                                             -----------------------------

1999
----
Unrealized losses on
   available-for-sale securities              (3,460)    1,243    (2,217)
Reclassification adjustment for
   gains realized in net income                   (5)        2        (3)
                                             -----------------------------
     Total                                    (3,465)    1,245    (2,220)
                                             -----------------------------

2000
----
Unrealized gains on
   available-for-sale securities               2,895    (1,013)    1,882
Reclassification adjustment for
   losses realized in net income                  40       (14)       26
                                             -----------------------------
     Total                                     2,935    (1,027)    1,908
==========================================================================


(20)  SEGMENT INFORMATION
The Company's operations consist of five primary segments: banking, premium finance, indirect auto, Tricom and trust. Through its seven bank subsidiaries located in several affluent suburban Chicago communities, the Company provides traditional community banking products and services to individuals and businesses such as accepting deposits, advancing loans, administering ATMs, maintaining safe deposit boxes, and providing other related services. The premium finance operations consist of financing the payment of commercial insurance premiums, on a national basis, through FIFC. A significant portion of the loans originated by FIFC are sold to the Banks and are retained in each of their loan portfolios. The indirect auto segment is operated from one of the Company's bank subsidiaries and is in the business of providing high quality new and used auto loans through a large network of auto dealerships within the Chicago metropolitan area. All loans originated by this segment are currently retained within the Banks' loan portfolios. The Tricom segment encompasses the operations of the Company's non-bank subsidiary that provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients throughout the United States. The operating segment information of Tricom is included in the following tables since October 1, 1999, the effective date of the Company's acquisition of Tricom. The trust segment is operated through WAMC, which was formed in September 1998 to offer trust and investment management services at each of the Banks. In addition to offering these services to existing customers of the Banks, WAMC targets newly affluent individuals and small to mid-size businesses whose needs command personalized attention by experienced trust professionals. Prior to the formation of WAMC, trust services were provided through a department of the Lake Forest Bank.

Each of the five reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, each segment's customer base has varying characteristics. The banking and indirect auto segments also have a different regulatory environment than the premium finance, Tricom and trust segments. While the Company's chief decision makers monitor each of the seven bank subsidiaries' operations and profitability separately, these subsidiaries have been aggregated into one reportable operating segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.

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

The following is a summary of certain operating information for reportable segments (in thousands):

===========================================================
                                  Year Ended December 31,
                             ------------------------------
                                 2000      1999      1998
                             ------------------------------
NET INTEREST INCOME:
Banking                      $  57,220    44,293    34,245
Premium finance                 14,824    12,643     9,714
Indirect auto                    6,489     8,201     5,595
Tricom                           3,640       826       N/A
Trust                              508       469       359
Intersegment eliminations      (16,468)  (15,511)  (11,168)
Other                           (5,213)   (3,187)   (1,981)
                             ------------------------------
   Total                     $  61,000    47,734    36,764
-----------------------------------------------------------

NON-INTEREST INCOME:
Banking                     $    8,627     7,140     7,700
Premium finance                  3,831     1,033        -
Indirect auto                        2         1         2
Tricom                           4,476     1,009       N/A
Trust                            1,971     1,171       788
Intersegment eliminations         (618)     (606)     (418)
Other                               17        60         3
                             ------------------------------
   Total                     $  18,306     9,808     8,075
-----------------------------------------------------------

PROVISION FOR POSSIBLE LOAN LOSSES (NON-CASH ITEM):
Banking                     $    4,833     3,774     4,403
Premium finance                  1,409       263       401
Indirect auto                    1,640     1,665       855
Tricom                              15        10       N/A
Trust                                -         -         -
Intersegment eliminations       (2,842)   (1,999)   (1,362)
                             ------------------------------
   Total                    $    5,055     3,713    4,297
-----------------------------------------------------------

DEPRECIATION AND AMORTIZATION (NON-CASH ITEM):
Banking                     $    4,551     3,245     2,457
Premium finance                    381       294       284
Indirect auto                       47        36        30
Tricom                           1,215       248       N/A
Trust                               87        58        48
Intersegment eliminations            -         -       (62)
Other                              338       365       195
                             ------------------------------
   Total                    $    6,619     4,246     2,952
-----------------------------------------------------------

INCOME TAX EXPENSE (BENEFIT):
Banking                     $    8,045     5,831     3,046
Premium finance                  1,705     2,697     1,276
Indirect auto                    1,050     1,692     1,168
Tricom                           1,113       238       N/A
Trust                             (264)     (299)     (114)
Intersegment eliminations       (3,514)   (3,726)   (5,424)
Other                           (2,842)   (1,709)   (1,488)
                             ------------------------------
   Total                    $    5,293     4,724    (1,536)
-----------------------------------------------------------

                                  Year Ended December 31,
                             ------------------------------
                                 2000      1999      1998
                             ------------------------------
SEGMENT PROFIT (LOSS):
Banking                       $ 14,771    10,284     5,131
Premium finance                  2,589     4,273     2,022
Indirect auto                    1,596     2,680     1,850
Tricom                           1,630       340       N/A
Trust                             (413)     (559)     (189)
Intersegment eliminations       (4,536)   (4,764)      (99)
Other                           (4,482)   (2,827)   (2,470)
                             ------------------------------
   Total                      $ 11,155     9,427     6,245
-----------------------------------------------------------

                                      AT DECEMBER 31,
                             ------------------------------
                                      2000         1999
                             ------------------------------
SEGMENT ASSETS:
Banking                         $  2,071,147     1,676,983
Premium finance                      360,218       260,323
Indirect auto                        209,813       266,040
Tricom                                31,883        29,213
Trust                                  5,492         2,578
Intersegment eliminations           (583,269)     (559,139)
Other                                  7,522         3,384
                             ------------------------------
   Total                        $  2,102,806     1,679,382
===========================================================

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

(21) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

================================================================
CONDENSED BALANCE SHEET
(in thousands):
                                                 December 31,
                                        ------------------------
                                              2000         1999
                                        ------------------------
ASSETS
Cash                                    $      312          269
Other Investments                            1,609            -
Loans                                        1,200            -
Investment in subsidiaries                 176,501      130,967
Other assets                                 4,401        3,115
                                        ------------------------
Total assets                            $  184,023      134,351
                                        ========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities                       $    1,543        1,044
Notes payable                               27,575        8,350
Long-term debt - trust
   preferred securities                     52,629       32,010
Shareholders' equity                       102,276       92,947
                                        ------------------------
Total liabilities and
   shareholders' equity                 $  184,023      134,351
                                        ========================

================================================================
CONDENSED STATEMENTS OF INCOME
(in thousands):

                                         Year Ended December 31,
                                   -----------------------------
                                       2000      1999      1998
                                   -----------------------------
INCOME
Dividends from subsidiaries        $ 16,000         -     8,250
Other income                            101        60         3
                                   -----------------------------
Total income                         16,101        60     8,253
                                   -----------------------------

EXPENSES
Interest expense                      5,297     3,187     1,981
Salaries and employee benefits          641       252     1,095
Amortization of goodwill and
   organizational costs                 104       212       161
Other expenses                        1,382       945       724
                                   -----------------------------
Total expenses                        7,424     4,596     3,961
                                   -----------------------------
Income (loss) before income taxes
   and equity in undistributed net
   income of subsidiaries             8,677    (4,536)    4,292
Income tax benefit                   (2,841)   (1,709)   (1,488)
                                   -----------------------------
Income (loss) before equity in
   undistributed net income
   of subsidiaries                   11,518    (2,827)    5,780
Equity in undistributed net
   income (loss) of subsidiaries       (363)   12,254       465
                                   -----------------------------

Net income                         $ 11,155     9,427     6,245
================================================================
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands):
                                      Year Ended December 31,
                                   -----------------------------
                                      2000      1999      1998
                                   -----------------------------
Operating activities:
Net income                         $ 11,155     9,427     6,245
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
   Depreciation and amortization        338       365       195
   Deferred income taxes               (337)     (249)      519
   Increase in other assets          (1,286)     (237)     (450)
   Increase in other liabilities        401       320       568
   Equity in undistributed net
     (income) loss of subsidiaries      363   (12,254)     (465)
                                   -----------------------------
Net cash provided by (used for)
   operating activities              10,634    (2,628)    6,612
                                   -----------------------------

Investing activities:
Capital contributions
     to subsidiaries                (44,169)  (14,300)  (17,026)
Other investing activity, net        (2,532)        -         -
                                   -----------------------------
Net cash used for
   investing activities             (46,701)  (14,300)  (17,026)
                                   -----------------------------

Financing activities:
Increase (decrease) in
   notes payable, net                19,225     8,350   (20,402)
Proceeds from long-term debt         20,619         -    32,010
Common stock issuance, net                -     5,984         -
Common stock issued upon
   exercise of stock options            878       403       264
Common stock issued through
   employee stock purchase plan         126       148         -
Cash dividends paid                    (875)        -         -
Purchase of common stock             (3,863)        -         -
                                   -----------------------------
Net cash provided by
   financing activities              36,110    14,885    11,872
                                   -----------------------------
Net increase (decrease) in cash          43    (2,043)    1,458
Cash at beginning of year               269     2,312       854
                                   -----------------------------
Cash at end of year              $      312       269     2,312
================================================================

(22)  EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per common share for 2000, 1999 and 1998 (in thousands, except per share data):

======================================================================
                                                 2000   1999     1998
                                      --------------------------------

Net income                              (A)  $ 11,155  9,427    6,245
                                      --------------------------------
Average common shares outstanding       (B)     8,711  8,249    8,142
Effect of dilutive common shares                  230    309      353
                                      --------------------------------
Weighted average common shares and
   effect of dilutive common shares     (C)     8,941  8,558    8,495
                                      --------------------------------
Net earnings per average
   common share - Basic               (A/B)  $   1.28   1.14     0.77
Net earnings per average
   common share - Diluted             (A/C)  $   1.25   1.10     0.74
======================================================================

The effect of dilutive common shares outstanding results from stock options, stock warrants and shares to be issued under the SPP, all being treated as if they had been either exercised or issued, and are computed by application of the treasury stock method.


(23)  QUARTERLY FINANCIAL SUMMARY (UNAUDITED)
The following is a summary of quarterly financial information for the years ended December 31, 2000 and 1999 (in thousands, except per share data):

===========================================================================================================================
                                                     2000 QUARTERS                                 1999 Quarters
                                     -----------------------------------------      ---------------------------------------
                                       FIRST       SECOND     THIRD   FOURTH         First      Second   Third     Fourth
                                     -----------------------------------------      ---------------------------------------
Interest income                      $  32,309    35,074     38,908    41,893        24,278    26,114    28,084     30,855
Interest expense                        18,441    20,225     23,268    25,250        13,462    14,516    15,862     17,757
                                     -----------------------------------------      ---------------------------------------
Net interest income                     13,868    14,849     15,640    16,643        10,816    11,598    12,222     13,098

Provision for possible loan losses       1,141     1,223      1,307     1,384           784       933       990      1,006
                                     -----------------------------------------      ---------------------------------------
Net interest income after provision
  for possible loan losses              12,727    13,626     14,333    15,259        10,032    10,665    11,232     12,092

Non-interest income, excluding
  net securities gains (losses)          4,275     4,532      4,562     4,977         2,308     2,118     2,002      3,375
Net securities gains (losses)                3       (28)       (69)       54             -         -        15        (10)
Non-interest expense (1)                12,109    12,889     18,126    14,679         9,536     9,528     9,430     11,184
                                     -----------------------------------------      ---------------------------------------

Income before income taxes               4,896     5,241        700     5,611         2,804     3,255     3,819      4,273
Income tax expense (benefit)             1,774     1,922       (199)    1,796           970       995     1,292      1,467
                                     -----------------------------------------      ---------------------------------------

Net income                           $   3,122     3,319        899     3,815         1,834     2,260     2,527      2,806
                                     -----------------------------------------      ---------------------------------------

Net income per common share:
     Basic                           $    0.35      0.38       0.10      0.44          0.22      0.28      0.31       0.33
     Diluted                         $    0.35      0.37       0.10      0.43          0.22      0.27      0.30       0.32

Cash dividends declared
  per common share                   $    0.05         -       0.05         -             -         -         -          -
===========================================================================================================================

(1) During the third quarter of 2000, the Company recorded a non-recurring $4.5 million pre-tax charge ($2.7 million after tax) related to a fraudulent loan scheme perpetrated against its premium finance subsidiary. During the fourth quarter of 2000, a partial recovery of $200,000 related to this fraud was recorded as a reduction of the charge reported in the previous quarter.

INDEPENDENT AUDITORS' REPORTS
================================================================================
The Board of Directors
Wintrust Financial Corporation

We have audited the accompanying consolidated statements of condition of Wintrust Financial Corporation and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Chicago, Illinois
February 2, 2001





The Board of Directors
Wintrust Financial Corporation:

We have audited the accompanying consolidated statements of income, changes in shareholders' equity, and cash flows of Wintrust Financial Corporation and subsidiaries (the "Company") for the year ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Wintrust Financial Corporation and subsidiaries for the year ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Chicago, Illinois
March 19, 1999

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS
================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion highlights the significant factors affecting the operations and financial condition of Wintrust for the three years ended December 31, 2000. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and Selected Financial Highlights appearing elsewhere within this report. This discussion contains forward-looking statements concerning the Company's business that are based on estimates and involve risks and uncertainties. Therefore, future results could differ significantly from management's current expectations and the related forward-looking statements. See the last section of this discussion for further information regarding forward-looking statements.


OPERATING SUMMARY
Wintrust's net income, excluding a non-recurring charge discussed below, increased 46% in 2000 compared to 1999, after increasing 51% in 1999 over 1998. Wintrust's key measures of profitability and balance sheet growth continued to show impressive improvement in 2000, as evidenced by the table below (in thousands, except per share data):

====================================================================
                                  Year Ended  Year Ended   Percent
                                   12/31/00    12/31/99  Improvement
                              --------------------------------------
Net income(1)                 $      13,761    $  9,427        46.0%
Net income per common
   share - Diluted(1)                  1.54        1.10        40.0

Net revenues                         79,306      57,542        37.8
Net interest income                  61,000      47,734        27.8

Net interest margin                    3.66%       3.54%        3.4
Net overhead ratio(1)                  1.90        2.00         5.0
Return on average assets(1)            0.74        0.63        17.5
Return on average equity(1)           14.20       11.58        22.6

At end of period:
   Total assets               $   2,102,806 $ 1,679,382        25.2
   Total net loans                1,558,020   1,278,249        21.9
   Total deposits                 1,826,576   1,463,622        24.8

Book value per
  common share                $       11.87       10.60        12.0
====================================================================
(1) Excludes net non-recurring charge of $4.52 million, net of a $200,000 partial recovery, ($2.61 million after tax) reported in 2000 related to a fraudulent loan scheme perpetrated against the Company's premium finance subsidiary.

Please refer to the Consolidated Results of Operations section later in this discussion for further analysis of the Company's operations for the past three years.


OVERVIEW AND STRATEGY
Wintrust's operating subsidiaries were organized within the last nine years, with an average life of its seven subsidiary banks of approximately five years. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. Because of the rapid growth, the historical financial performance of the Company has been affected by costs associated with growing market share, establishing new de novo banks, opening new branch facilities, and building an experienced management team. The Company's financial performance over the past several years generally reflects improving profitability of the Banks, as they mature, offset by the costs of opening new banks and branch facilities. The Company's experience has been that it generally takes 13-24 months for new banking offices to first achieve operational profitability. Similarly, management currently expects a start-up phase for WAMC of a few years before its operations become profitable.

While committed to a continuing growth strategy, management's current focus is to balance further asset growth with earnings growth by seeking to more fully leverage the existing capacity within each of the Banks, FIFC, WAMC and Tricom. One aspect of this strategy is to continue to pursue specialized earning asset niches in order to maintain the mix of earning assets in higher-yielding loans. Another aspect of this strategy is a continued focus on less aggressive deposit pricing at the Banks with significant market share and more established customer bases.

FIFC is the Company's most significant specialized earning asset niche and originated approximately $1.1 billion in premium finance receivable volume during 2000. Although a large portion of this receivable volume is retained within the Banks' loan portfolios, FIFC sold approximately $225 million of these receivables to an unrelated third party in 2000 as a result of continued volume growth. The Company began selling the excess of FIFC's originations over the capacity to retain such loans within the Banks' loan portfolios during the second quarter of 1999. In addition to recognizing gains on the sale of these receivables, the proceeds provide the Company with additional liquidity. Consistent with the Company's strategy to be asset-driven, it is probable that similar sales of these receivables will occur in the future, depending on the level of new volume growth in relation to the capacity to retain such loans within the Banks' loan portfolios.

DE NOVO BANK FORMATION AND BRANCH OPENING ACTIVITY
The following table illustrates the progression of bank and branch openings that have impacted the Company's growth and results of operations since inception.

============================================================================================================================
 MONTH               YEAR                   BANK                      LOCATION                       TYPE OF FACILITY
----------------------------------------------------------------------------------------------------------------------------
 February           2001              Crystal Lake Bank          McHenry, Illinois (5)             Branch
 November           2000              Northbrook Bank            Northbrook, Illinois              Bank (temporary facility)
 July               2000              Libertyville Bank          Wauconda, Illinois (4)            Branch
 May                2000              Libertyville Bank          Wauconda, Illinois (4)            Drive-up
 February           2000              Lake Forest Bank           Highwood, Illinois (3)            Branch
 October            1999              North Shore Bank           Skokie, Illinois                  Branch
 September          1999              Crystal Lake Bank          Crystal Lake, Illinois            Branch
 June               1999              Lake Forest Bank           Lake Forest, Illinois             Bank/Corporate expansion
 March              1999              Crystal Lake Bank          Crystal Lake, Illinois            Drive-up/walk-up
 January            1999              Hinsdale Bank              Western Springs, Illinois (2)     New permanent facility
 December           1998              Lake Forest Bank           Lake Forest, Illinois             Branch
 October            1998              Libertyville Bank          Libertyville, Illinois            Branch
 September          1998              Crystal Lake Bank          Crystal Lake, Illinois            New permanent facility
 May                1998              North Shore Bank           Glencoe, Illinois                 Drive-up/walk-up
 April              1998              North Shore Bank           Wilmette, Illinois                Walk-up
 December           1997              Crystal Lake Bank          Crystal Lake, Illinois            Bank
 November           1997              Hinsdale Bank              Western Springs, Illinois (2)     Branch
 February           1997              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
 December           1996              Barrington  Bank           Barrington, Illinois              Bank
 August             1996              Hinsdale Bank              Clarendon Hills, Illinois (1)     Branch
 May                1996              North Shore Bank           Winnetka, Illinois                Branch
 November           1995              North Shore Bank           Wilmette, Illinois                Drive-up/walk-up
 October            1995              Hinsdale Bank              Hinsdale, Illinois                Drive-up/walk-up
 October            1995              Libertyville Bank          Libertyville, Illinois            Bank
 October            1995              Libertyville  Bank         Libertyville, Illinois            Drive-up/walk-up
 October            1995              North Shore Bank           Glencoe, Illinois                 Branch
 May                1995              Lake Forest Bank           West Lake Forest, Illinois        Branch
 December           1994              Lake Forest Bank           Lake Bluff, Illinois              Branch
 September          1994              North Shore Bank           Wilmette, Illinois                Bank
 April              1994              Lake Forest Bank           Lake Forest, Illinois             New permanent facilities
 October            1993              Hinsdale Bank              Hinsdale, Illinois                Bank
 April              1993              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
 December           1991              Lake Forest Bank           Lake Forest, Illinois             Bank

(1)  Operates in this  location as  Clarendon  Hills Bank,  a branch of Hinsdale
     Bank.
(2) Operates in this location as Community Bank of Western Springs, a branch of Hinsdale Bank.
(3) Operates in this location as Bank of Highwood-Fort Sheridan, a branch of Lake Forest Bank.
(4) Operates in this location as Wauconda Community Bank, a branch of Libertyville Bank.
(5) Operates in this location as McHenry Bank & Trust, a branch of Crystal Lake Bank.

============================================================================================================================

The October 1999 acquisition of Tricom was another significant step in the Company's strategy to pursue specialized earning asset niches. Tricom is a Milwaukee-based company that has been in business for approximately ten years and specializes in providing, on a national basis, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to clients in the temporary staffing industry. Tricom currently finances and processes payrolls with associated billings in excess of $250 million and generated approximately $8.1 million in net revenues in 2000. By virtue of the Company's funding resources, this acquisition has provided Tricom with additional capital necessary to expand its financing services in a national market. Tricom's revenue principally consists of interest income from financing activities and fee-based revenues from administrative services. In addition to expanding the Company's earning asset niches, this acquisition has added to the level of fee-based income.

Other specialized earning asset niches include Lake Forest Bank's MMF Leasing Services ("MMF") equipment leasing division, a previously established small business that was acquired in July 1998, and Barrington Bank's program that provides lending, deposit and cash management services to condominium, homeowner and community associations. In addition, Hinsdale Bank's mortgage warehouse lending program provides loan and deposit services to approximately thirty mortgage brokerage companies located predominantly in the Chicago metropolitan area. The Company plans to continue pur-suing the development or acquisition of other specialty earning asset niches or finance businesses that generate assets suitable for bank investment and/or secondary market sales.

With the formation of WAMC in September 1998, the Company is expanding the trust and investment management services that were previously provided through the trust department of the Lake Forest Bank. With a separately chartered trust subsidiary, the Company is better able to offer trust and investment management services to all communities served by Wintrust banks, which management believes are some of the best trust markets in Illinois. In addition to offering these services to existing bank customers at each of the Banks, the Company believes WAMC can successfully compete for trust business by targeting small to mid-size businesses and newly affluent individuals whose needs command the personalized attention offered by WAMC's experienced trust professionals. Services offered by WAMC typically include traditional trust products and services, as well as investment management, financial planning and 401(k) management services.

Similar to starting a de novo bank, the introduction of expanded trust services has caused relatively high overhead levels when compared to fee income generated by WAMC. The overhead consists primarily of the salaries and benefits of experienced trust professionals. Management anticipates that WAMC will be successful in attracting trust business over the next two years, increasing trust fees to a level sufficient to absorb the overhead of WAMC.


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

AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE, AND INTEREST RATE YIELDS AND COSTS

The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2000, 1999 and 1998. The yields and costs include loan origination fees and certain direct origination costs which are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected, to the extent it is not applied to principal. Such amounts are not material to net interest income or net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. Net interest income and the related net interest margin have been adjusted to reflect tax-exempt income, such as interest on municipal securities and loans, on a tax-equivalent basis. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

==============================================================================================================================
                                               2000                           1999                             1998
                                 ------------------------------ ------------------------------- ------------------------------
                                                       AVERAGE                        Average                          Average
                                    AVERAGE            YIELD/     Average              Yield/     Average               Yield/
                                  BALANCE(1) INTEREST   COST     Balance(1)  Interest  Cost      Balance(1)  Interest    Cost
                                 ------------------------------ ------------------------------- ------------------------------
ASSETS
Interest bearing deposits
  with banks                         $ 439  $     26      5.92%  $  3,840    $   204      5.31%  $   40,094  $ 2,283     5.69%
Securities (2)                     237,025    15,669      6.61    187,258     10,336      5.52      142,770    8,000     5.60
Federal funds sold                  26,202     1,627      6.21     30,844      1,536      4.98       43,784    2,327     5.31
Loans, net of unearned
  income (2)                     1,416,419   131,428      9.28  1,135,200     97,529      8.59      848,344   75,464     8.90
                                 ------------------------------ ------------------------------- ------------------------------
     Total earning assets        1,680,085   148,750      8.85  1,357,142    109,605      8.08    1,074,992   88,074     8.19
                                 ------------------------------ ------------------------------- ------------------------------

Cash and due from banks             49,893                         39,285                            26,585
Allowance for possible loan losses  (9,929)                        (7,980)                           (5,983)
Premises and equipment, net         80,778                         65,539                            50,681
Other assets                        52,755                         42,580                            31,470
                                 ------------------------------ ------------------------------- ------------------------------
     Total assets               $1,853,582                     $1,496,566                       $ 1,177,745
--------------------------------------------------------------- ------------------------------- ------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits - interest bearing:
NOW accounts                   $   152,731 $   5,248      3.44% $ 123,846  $   3,607      2.91%  $   89,963  $ 2,849     3.17%
Savings and money market deposits  351,095    15,313      4.36    309,525     11,194      3.62      256,644   10,480     4.08
Time deposits                      946,011    58,109      6.14    751,286     41,225      5.49      611,199   35,740     5.85
                                 ------------------------------ ------------------------------- ------------------------------
     Total interest bearing
         deposits                1,449,837    78,670      5.43  1,184,657     56,026      4.73      957,806   49,069     5.12
                                 ------------------------------ ------------------------------- ------------------------------

Short-term borrowings
   and notes payable                74,893     4,371      5.84     53,076      2,633      4.96       21,249    1,399     6.58
Long-term debt - trust preferred
   securities                       41,990     4,143      9.87     31,050      2,938      9.46        7,915      747     9.44
       Total interest bearing
                                 ------------------------------ ------------------------------- ------------------------------
           liabilities           1,566,720    87,184      5.56  1,268,783     61,597      4.85      986,970   51,215     5.19
                                 ------------------------------ ------------------------------- ------------------------------

Non-interest bearing deposits      166,050                        126,388                           100,712
Other liabilities                   23,894                         20,014                            18,157
Shareholders' equity                96,918                         81,381                            71,906
                                 ------------------------------ ------------------------------- ------------------------------

       Total liabilities and
          shareholders' equity  $1,853,582                     $1,496,566                       $ 1,177,745
--------------------------------------------------------------- ------------------------------- ------------------------------

Net interest income/spread                  $ 61,566      3.29%             $ 48,008      3.23%            $  36,859     3.00%
Net interest margin                                       3.66%                           3.54%                          3.43%
Core net interest margin(3)                               3.91%                           3.75%                          3.50%
==============================================================================================================================

(1)  Average balances were generally computed using daily balances.

(2) Interest income on tax advantaged securities and loans reflects a tax-equivalent adjustment based on a marginal federal tax rate of 35% for both 2000 and 1999 and 34% for 1998. This total adjustment reflected in the above table is $566, $274 and $95 in 2000, 1999 and 1998, respectively.

(3) The core net interest margin excludes the interest expense associated with the Company's Trust Preferred Securities.

CHANGES IN INTEREST INCOME AND EXPENSE
The following table shows the dollar amount of changes in interest income (on a tax-equivalent basis) and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate or both, for the periods indicated (in thousands):

===========================================================================================================================
                                                                            YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------------------------
                                                          2000 COMPARED TO 1999                  1999 Compared to 1998
                                                -------------------------------------      --------------------------------
                                                    CHANGE       CHANGE                     Change       Change
                                                    DUE TO       DUE TO        TOTAL        Due to       Due to      Total
                                                     RATE        VOLUME       CHANGE         Rate        Volume     Change
                                                -------------------------------------      --------------------------------
INTEREST INCOME:
Interest bearing deposits with banks            $       22         (200)        (178)        (142)       (1,937)    (2,079)
Federal funds sold                                     344         (253)          91         (138)         (653)      (791)
Securities                                           2,274        3,059        5,333         (116)        2,452      2,336
Loans                                                8,290       25,609       33,899       (2,695)       24,760     22,065
                                                -------------------------------------      --------------------------------
   Total interest income                            10,930       28,215       39,145       (3,091)       24,622     21,531
                                                -------------------------------------      --------------------------------

INTEREST EXPENSE:
NOW accounts                                           717          924        1,641         (247)        1,005        758
Savings and money market deposits                    2,488        1,631        4,119       (1,280)        1,994        714
Time deposits                                        5,308       11,576       16,884       (2,323)        7,808      5,485
Short-term borrowings and notes payable                522        1,216        1,738         (417)        1,651      1,234
Long-term debt - trust preferred securities            131        1,074        1,205            2         2,189      2,191
                                                -------------------------------------      --------------------------------
   Total interest expense                            9,166       16,421       25,587       (4,265)       14,647     10,382
                                                -------------------------------------      --------------------------------

   Net interest income                            $  1,764       11,794       13,558        1,174         9,975     11,149
===========================================================================================================================

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

ANALYSIS OF FINANCIAL CONDITION
The dynamics of community bank balance sheets are generally dependent upon the ability of management to attract additional deposit accounts to fund the growth of the institution. As several of the Company's banks are still less than five years old, the generation of new deposit relationships to gain market share and establish themselves in the community as the bank of choice is particularly important. When determining a community to establish a de novo bank, the Company generally will only enter a community where it believes the bank can gain the number one or two position in deposit market share. This is usually accomplished by initially paying competitively high deposit rates to gain the relationship and then by introducing the customer to the Company's unique way of providing local banking services.

Deposits. Over the past three years, the Company has experienced significant growth in both the number of accounts and the balance of deposits primarily as a result of de novo bank formations, new branch openings and strong marketing efforts. Total deposit balances increased 24.8% to $1.83 billion at December 31, 2000 as compared to $1.46 billion at December 31, 1999, which increased 19.1% when compared to the balance of $1.23 billion at December 31, 1998.

As can be seen from the following table, the composition of the deposit base has remained relatively consistent when comparing the ending balances as of December 31, 2000, 1999 and 1998 (dollars in thousands):

============================================================================================================================
                                                2000                          1999                              1998
                                  ---------------------------    -------------------------        --------------------------
                                       ENDING        PERCENT          Ending       Percent             Ending        Percent
                                       BALANCE       OF TOTAL         Balance     of Total            Balance       of Total
                                  ---------------------------    -------------------------        --------------------------
Non-interest bearing deposits     $     198,319         11%      $    154,034         11%         $    131,309         11%
NOW accounts                            180,898         10            130,625          9               114,284          9
Savings and money market deposits       370,231         20            325,201         22               297,932         24
Time deposits                         1,077,128         59            853,762         58               685,629         56
                                  ---------------------------    -------------------------        --------------------------
Total deposits                    $   1,826,576        100%       $ 1,463,622        100%          $ 1,229,154        100%
============================================================================================================================

Additionally, growth in the deposit base continues to be generated by each of the Banks. The following table presents deposit balances by the Banks and the relative percentage of total deposits held by each Bank at December 31 for the past three years (dollars in thousands):

============================================================================================================================
                                                2000                          1999                              1998
                                  ---------------------------    -------------------------        --------------------------
                                       ENDING        PERCENT          Ending       Percent             Ending        Percent
                                       BALANCE       OF TOTAL         Balance     of Total            Balance       of Total
                                  ---------------------------    -------------------------        --------------------------
Lake Forest Bank                  $     482,119         26%      $    416,642         29%          $   371,900         30%
Hinsdale Bank                           350,407         19            296,127         20               259,333         21
North Shore Bank                        410,205         23            327,130         22               270,030         22
Libertyville Bank                       245,119         13            191,085         13               171,735         14
Barrington Bank                         215,456         12            156,859         11               109,130          9
Crystal Lake Bank                       107,555          6             75,779          5                47,026          4
Northbrook Bank                          15,715          1                  -          -                     -          -
                                  ---------------------------    -------------------------        --------------------------
   Total deposits                 $   1,826,576        100%       $ 1,463,622        100%          $ 1,229,154        100%
                                  ---------------------------    -------------------------        --------------------------

Percentage increase from
   prior year-end                          24.8%                         19.1%                            33.9%
============================================================================================================================

Short-term borrowings. Short-term borrowings predominantly include securities sold under agreements to repurchase and federal funds purchased and totaled $43.6 million and $59.8 million at December 31, 2000 and 1999, respectively. This funding category fluctuates based on daily liquidity needs of the Banks, FIFC and Tricom.

Notes payable. The notes payable balances of $27.6 million at December 31, 2000 and $8.4 million at December 31, 1999 represent the balances on a $40 million revolving credit line agreement with an unaffiliated bank. This revolving credit line is available for corporate purposes such as to provide capital to fund continued growth at existing bank subsidiaries, expansion of WAMC, possible future acquisitions and for other general corporate matters. See Note 9 to the Consolidated Financial Statements for further discussion of the terms of this revolving credit line.

Long-term debt - trust preferred securities. As of December 31, 2000 and 1999, the Company had $51.05 million and $31.05 million, respectively, of Cumulative Trust Preferred Securities outstanding which were publicly sold in two offerings. In October 1998, the Company sold $31.05 million of 9.00% Trust Preferred Securities and in June 2000 sold $20.0 million at 10.50%. The Trust
Preferred Securities offerings increased the Company's regulatory capital, and provided for the continued growth of its banking and trust franchise. The ability to treat these Trust Preferred Securities as regulatory capital under Federal Reserve guidelines and to deduct the related interest expense for Federal income taxes, provides the Company with a cost-effective form of capital. See Note 10 to the Consolidated Financial Statements for further discussion of these Trust Preferred Securities.

Total assets and earning assets. The Company's total assets were $2.10 billion at December 31, 2000, an increase of $423.4 million, or 25.2%, when compared to $1.68 billion at December 31, 1999, which increased $331.3 million, or 24.6%, over the December 31, 1998 total of $1.35 billion. Earning assets totaled $1.92 billion at December 31, 2000, an increase of $401.1 million, or 26.5%, from the balance of $1.51 billion a year earlier. Earning assets as a percentage of total assets increased to 91.1% as of December 31, 2000 when compared to 90.2% as of December 31, 1999. This increase was due mainly to an unusually high level of cash and due from bank balances maintained at the end of 1999 in connection with the Company's contingency and liquidity planning for the Year 2000 issue. The increases in total assets and earning assets since December 31, 1999 were primarily attributable to the $363.0 million increase in deposits, which mainly resulted from continued market share growth. The Company had a total of 28 banking facilities at the end of 2000 compared to 24 at the end of 1999.

Loans. Total loans, net of unearned income, continued on a solid growth track during 2000 and totaled $1.56 billion at December 31, 2000, an increase of $279.8 million, or 21.9%, over the December 31, 1999 balance of $1.28 billion. This growth occurred in all core and specialty loan categories except the Indirect Auto portfolio. The Company began curtailing the volume of Indirect Auto loans due to the current economic and competitive environment surrounding this portfolio. Total loans, net of unearned income, comprised 81.3% of total earning assets at December 31, 2000 as compared to 84.4% at December 31, 1999. Total loans were 85.3% of total deposits at December 31, 2000 as compared to 87.3% at December 31, 1999. These loan-to-deposit ratios fall within management's desired range of 85%-90%. Deploying the deposits in higher yielding earning assets is consistent with management's objective of being an asset-driven organization whereby excess loan originations can be sold to third parties and new deposit growth can be immediately invested in higher yielding assets. The following table presents loan balances, net of unearned income, by category as of December 31, 2000 and 1999 (dollars in thousands):

============================================================================================================================
                                                                               2000                            1999
                                                                 -----------------------------    --------------------------
                                                                                    PERCENT                          Percent
                                                                     BALANCES       OF TOTAL          Balances      of Total
                                                                 -----------------------------    --------------------------
Commercial and
   commercial real estate                                        $    647,947         42%         $    485,776         38%
Premium finance, net                                                  313,065         20               219,341         17
Indirect auto, net                                                    203,572         13               255,410         20
Home equity                                                           179,168         12               139,194         11
Residential real estate                                               141,919          9               111,026          9
Tricom finance receivables                                             20,354          1                17,577          1
Other loans                                                            51,995          3                49,925          4
                                                                 -----------------------------    --------------------------
   Total loans, net of unearned income                           $  1,558,020        100%          $ 1,278,249        100%
============================================================================================================================

SPECIALTY  LOAN   CATEGORIES
In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company has developed lending programs focused on specialized earning asset niches that generally have large volumes of homogeneous assets that can be acquired for the Banks' portfolios and possibly sold in the secondary market to generate fee income. These specialty niches also diversify the Banks' loan portfolios and add higher yielding earning assets that help to improve the net interest margin. Currently, the Company's two largest specialty loan areas function as separate operating segments and consist of the premium finance and indirect auto segments. Other specialty loan programs include finance receivables from the October 1999 Tricom acquisition, medical and municipal equipment leases through a division of Lake Forest Bank, mortgage broker warehouse lending through Hinsdale Bank, and commercial loans through the Community Advantage program at Barrington Bank, which provides lending, deposit and cash management services to condominium, homeowner and community associations. Management continues to evaluate other specialized types of earning assets to assist with the deployment of deposit funds and to diversify the earning asset portfolio.

Premium finance receivables. The Company originates commercial premium finance receivables through FIFC, which currently sells them to the Banks and an unrelated third party; however, these receivables could be funded in the future through an asset securitization facility. All premium finance receivables, however financed, are subject to the Company's stringent credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums. At December 31, 2000, premium finance receivables totaled $313.1 million and accounted for 20% of the Company's total loan portfolio. The balance reflects an increase of $93.7 million, or 42.7%, from the $219.3 million balance a year earlier. In addition to this growth, FIFC sold approximately $225 million of new 2000 volume to an unrelated third party and recognized approximately $3.8 million in gains from the sales of these loans. During 2000, loan originations totaled almost $1.1 billion, an increase of $387 million, or 56%, from the prior year volume level. In July 1999, FIFC entered into a marketing arrangement with a third party pursuant to which FIFC would originate premium finance receivables referred pursuant to the agreement. In 2000, $249 million of FIFC's total originations of premium finance receivables were a result of this agreement. However, due to high delinquencies associated with these accounts, FIFC began initiatives to substantially curtail the new volume generated from this firm. In addition to this arrangement, other business development efforts, including new product offerings and targeted marketing programs, have been the primary factors for the volume growth during 2000. Despite the curtailment of this relationship, the Company anticipates continued growth in premium finance receivables in 2001, in part due to market increases in insurance premiums. With continued growth expectations in 2001, it is probable that the Company will continue selling a portion of these new receivables to unrelated third parties.

Indirect auto loans. The Company finances fixed rate automobile loans sourced indirectly through an established network of unaffiliated automobile dealers located throughout the Chicago metropolitan area. These indirect auto loans are secured by new and used automobiles and generally have an original maturity of 36 to 60 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with this portfolio is diversified among many individual borrowers. The Company utilizes credit underwriting standards that management believes results in a high quality portfolio. The Company does not currently originate any significant level of sub-prime loans, which are made to individuals with impaired credit histories at generally higher rates, and accordingly, with higher levels of credit risk. Management continually monitors the dealer relationships and the Banks are not dependent on any one dealer as a source of such loans. In 2000, in response to economic conditions and the competitive environment for this product, the Company began to reduce the level of new loans originated. However, the Company continues to maintain its relationships with the dealers and may increase its volume of originations when market conditions indicate it is prudent to do so. As of December 31, 2000, net indirect auto loans totaled $203.6 million, a decrease of $51.8 million, or 20.3%, from the previous year-end balance

Tricom finance receivables. These receivables consist of high-yielding short-term accounts receivable financing to Tricom's clients in the temporary staffing industry located throughout the United States. Typically, Tricom also provides value-added out-sourced administrative services to many of these clients, such as data processing of payrolls, billing and cash management services, which generates additional fee income. As of December 31, 2000, Tricom's finance receivables totaled $20.4 million, an increase of $2.8 million, or 15.8%, over the previous year-end balance.


CORE LOAN CATEGORIES
Commercial and commercial real estate loans, the largest loan category, totaled $647.9 million at December 31, 2000 and increased $162.2 million, or 33.4%, over the December 31, 1999 balance of $485.8 million. This category comprised 42% of the loan portfolio at the end of 2000 and the increase over the prior year-end balance was mainly due to the combination of increased business development efforts and a continued healthy local economy.

Home equity loans totaled $179.2 million as of December 31, 2000 and increased $40.0 million, or 28.7%, when compared to the December 31, 1999 balance of $139.2 million. This increase was mainly the result of increased line of credit usage and special marketing programs. Unused commitments on home equity lines of credit have increased approximately $36.6 million, or 19.4%, over the balance at December 31, 1999 and totaled $224.9 million at December 31, 2000.

Residential real estate loans totaled $141.9 million at December 31, 2000, and increased $30.9 million, or 27.8%, over the prior year-end balance. Mortgage loans held for sale are included in this category and totaled $10.4 million and $8.1 million at December 31, 2000 and 1999, respectively. The Company collects a fee on the sale of these loans into the secondary market to avoid the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans. The remaining loans in this category are maintained within the Banks' loan portfolios and comprise mostly adjustable rate mortgage loans and shorter-term fixed rate mortgage loans.

Liquidity Management Assets. Funds that are not utilized for loan originations are used to purchase investment securities and short-term money market investments, to sell as federal funds and to maintain in interest-bearing deposits with banks. The balances of these assets fluctuate frequently based on deposit inflows and loan demand. As a result of anticipated significant growth in the development of de novo banks, it has been Wintrust's policy to generally maintain its securities portfolio in short-term, liquid, and diversified high credit quality securities at the Banks in order to facilitate the funding of quality loan demand as it emerges and to keep the Banks in a liquid condition in the event that deposit levels fluctuate. The aggregate carrying value of these earning assets increased to $357.9 million at December 31, 2000 from $236.6 million at December 31, 1999. As a percent of total earning assets, total liquidity management assets increased to 18.7% at December 31, 2000 from 15.6% at December 31, 1999. A detail of the carrying value of the individual categories as of December 31, 2000 and 1999 is set forth in the following table (in thousands):

======================================================================
                                                   2000          1999
                                             -------------------------
Federal funds sold and securities
   purchased under resale agreements         $  164,641        28,231
Interest-bearing deposits with banks                182         2,547
Securities                                      193,105       205,795
                                             -------------------------
   Total liquidity management assets         $  357,928       236,573
======================================================================

CONSOLIDATED RESULTS OF OPERATIONS
Overview of the Company's profitability characteristics. The following discussion of Wintrust's results of operations requires an understanding that the Company's bank subsidiaries have all been started as new banks since December 1991 and have an average life of approximately five years. The Company's premium finance company, FIFC, began limited operations in 1991 as a start-up company. The Company's trust and investment company, WAMC, began operations in September 1998. Previously, the Company's Lake Forest Bank operated a trust department on a much smaller scale than WAMC. Tricom started operations as a new company in 1989 and was acquired by the Company in 1999. Accordingly, Wintrust is still a young Company that has a strategy of continuing to build its customer base and securing broad product penetration in each marketplace that it serves. The Company has expanded its banking offices from 5 in 1994 to 28 at the end of 2000, adding 4 new offices in 2000, including its seventh de novo bank, and three new offices in 1999. In addition, WAMC hired experienced trust professionals who are located within the banking offices of four of the seven subsidiary banks. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures and existing banks become more profitable, the start-up costs associated with future bank and branch openings and other new financial services ventures will not have as significant an impact on earnings. Additionally, the Company's more mature banks have several operating ratios that are either comparable to or better than peer group data, suggesting that as the Banks become more established, the overall earnings level will continue to increase.


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
Earnings summary. Net income for the year ended December 31, 2000 totaled $11.2 million and increased $1.7 million, or 18.3%, over the prior year. Net income per diluted common share totaled $1.25 in 2000 versus $1.10 in 1999, an increase of $0.15 per share, or 13.6%. The results for 2000 include the impact of a non-recurring pre-tax charge, net of a partial recovery, of $4.3 million related to a fraudulent loan scheme perpetrated against the Company's premium finance subsidiary. Excluding this charge, net income for 2000 totaled $13.8 million, an increase of $4.3 million, or 46%, compared to 1999. On a per share basis, net income would have been $1.54 per diluted common share, an increase of $0.44 per share, or 40% compared to 1999.

Earnings results for 2000 reflect a $21.8 million, or 37.8%, increase in net revenues fueled by a 27.8% increase in net interest income and an 86.6% increase in non-interest income. Net interest income increased $13.3 million as a result of a 23.8% increase in average earning assets, particularly a 24.8% increase in average loans outstanding in 2000. Non-interest income increased $8.5 million and was mainly the result of increases in administrative service revenues resulting from the October 1999 acquisition of Tricom, gains on the sales of premium finance receivables, growth in trust fee income and higher levels of deposit service charges. Excluding the non-recurring charge noted above, non-interest expense increased $13.8 million. The increase in non-interest expense was due primarily to the growth and expansion realized by the Company during 2000, including the recognition of a full year of Tricom's expenses.

Net interest income. Net interest income totaled $61.0 million for the year ended December 31, 2000, an increase of $13.3 million, or 27.8%, when compared to 1999. This increase was primarily attributable to a 23.8% increase in average earning assets, including a 24.8% increase in average loans and an 18.8% increase in average securities and other liquidity management assets. Total average loans as a percentage of total average earning assets were 84.3% and 83.6% in 2000 and 1999, respectively. This improved loan proportion creates a higher net interest margin, as loans earn interest at a higher rate than the Company's other earning assets. The average yield on loans was 9.28% in 2000, an increase of 69 basis points over the 1999 yield. This increase is primarily a result of market rate increases throughout the year. Similarly, the rates paid on interest bearing deposits increased 70 basis points in 2000 compared to 1999. Net interest margin increased to 3.66% in 2000, compared to 3.54% in 1999. The core net interest margin, which excludes the impact of the Company's Trust Preferred Securities, was 3.91% in 2000, an increase of 16 basis points over the core margin of 3.75% in 1999. These margin increases were primarily the result of solid growth in loans in 2000 and effective deposit pricing strategies. Please refer to the previous sections of this discussion entitled "Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs" and "Changes in Interest Income and Expense" for detailed tables of information and further discussion of the components of net interest income and the impact of rate and volume changes.

Provision for possible loan losses. The provision for possible loan losses totaled $5.1 million for the year ended December 31, 2000, a $1.3 million increase from the total of $3.7 million in 1999. The higher provision in 2000 was primarily a result of a 22% growth in the loan portfolio and a slightly higher level of net charge-offs as a percentage of average loans in 2000 compared to 1999. Management believes the allowance for possible loan losses is adequate to provide for losses inherent in the portfolio. There can be no assurances, however, that future losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for possible loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors.

Non-interest income. For the year ended December 31, 2000, total non-interest income was $18.3 million and increased $8.5 million, or 86.6%, when compared to $9.8 million in 1999.

The most significant increase in non-interest income was a $3.4 million increase in the administrative services revenue generated by Tricom. Tricom was acquired by the Company in October 1999. The acquisition was accounted for as a purchase and as a result, Tricom's administrative revenues for 1999 are included in the Company's financial statements from the date of acquisition. Therefore, the revenues for 2000 of $4.4 million compare to $996,000 for a 3-month period of 1999. Tricom's administrative services revenue was the Company's largest source of non-interest income in 2000. This revenue comprises income from administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. Tricom also earns interest and fee income from providing short-term accounts receivable financing to this same client base.

Gains from the sale of premium finance receivables to an unrelated third party resulted in the recognition of $3.8 million in gains, reflecting an increase of $2.8 million in gains over the 1999 amount of $1.0 million. During 2000, the Company sold approximately $225 million of premium finance receivables, compared to $69 million in 1999. Wintrust began selling the receivables during the second quarter of 1999 as the level of originations outpaced the Company's capacity to retain such loans within the Banks' loan portfolios. Consistent with Wintrust's strategy to be asset-driven, it is probable that sales of premium finance receivables will occur in the future, depending on the level of new volume growth in relation to the capacity to retain such loans within the Banks' loan portfolios.

Fees on mortgage loans sold include income from originating and selling residential real estate loans into the secondary market. For the year ended December 31, 2000, these fees totaled $2.9 million, a decline of $295,000, or 9.2%, from the 1999 total of $3.2 million. This decline was due to significantly lower levels of mortgage origination volumes, particularly refinancing activity, caused by the higher mortgage interest rate environment in 2000 compared to 1999.

Service charges on deposit accounts totaled $1.9 million for the year ended December 31, 2000 and increased $374,000, or 23.9%, when compared to the 1999 total of $1.6 million. This increase was due mainly to a higher deposit base, up 24.8%, and a larger number of accounts at both the mature banks and the newer de novo banks. The majority of deposit service charges relate to customary fees on overdrawn accounts and returned items. The level of service charges received is substantially below peer group levels as management believes in the philosophy of providing high quality service without encumbering that service with numerous activity charges.

Trust fees totaled $2.0 million for the year ended December 31, 2000, an increase of $800,000, or 68.3%, over 1999. This increase was the result of new business development efforts generated by a larger staff of experienced trust officers that were added in late 1998 with the formation of WAMC. Wintrust is committed to growing the trust and investment business in order to better service its customers and create a more diversified revenue stream. However, as the introduction of expanded trust and investment services continues to unfold, it is expected that overhead levels will be high when compared to the fee income that is generated. This overhead will consist primarily of the salaries and benefits of experienced trust professionals. It is anticipated that trust fees will eventually increase to a level sufficient to cover this overhead within the next two years.

Other non-interest income totaled $3.3 million for the year ended December 31, 2000 and increased $1.5 million, or 79.6%, over the 1999 total of $1.8 million. This increase was due primarily to a $866,000 increase in rental income from equipment leased through the MMF leasing division of Lake Forest Bank, and a $441,000 increase in premium income from certain call option transactions. The call option transactions were designed to increase the total return associated with holding certain investment securities.

Non-interest expense. For the year ended December 31, 2000, total non-interest expense was $57.8 million and increased $18.1 million, or 45.7%, over 1999. Excluding the non-recurring $4.3 million pre-tax charge reported in the current year as a result of the fraud perpetrated against the Company's premium finance subsidiary, total non-interest expense increased $13.8 million, or 34.8%, over 1999. The increases in non-interest expense were predominantly caused by the continued growth and expansion of the Banks, WAMC and FIFC, as well as a full year of operating expense related to the October 1999 acquisition of Tricom. During 2000, the Company added four new banking locations, including the opening of its seventh de novo bank. Tricom's non-interest expenses in 2000 were $5.4 million, compared to $1.2 million in 1999, which reflected the 3-month period from the date the Company acquired Tricom in October 1999. Since December 31, 1999, total deposits have grown 24.8% and total loan balances have risen 21.9%, requiring higher levels of staffing and other operating costs, such as occupancy, equipment, advertising and data processing, to both attract and service the larger customer base.

Despite the growth and the related increases in many of the non-interest expense categories, Wintrust's net overhead ratio (non-interest expense, excluding the non-recurring fraud charge, less non-interest income to total average assets) declined from 2.00% in 1999 to 1.90% in 2000. The Company is now operating in its previously stated performance goal range of 1.50% - 2.00%. This is a key indicator of operating efficiency and the Company continues to compare favorably with regard to this ratio to its peer group based on the most recent peer group data.

Salaries and employee benefits is the largest component of non-interest expense, accounting for nearly half of the total in 2000. For the year ended December 31, 2000, salaries and employee benefits totaled $28.1 million, an increase of $7.3 million, or 35.1%, from the 1999 total of $20.8 million. Approximately $2.1 million of the increase relates to the inclusion of Tricom's expenses for a full year in 2000 compared to a three-month period in 1999. Additionally, approximately $0.3 million related to the opening of the Company's seventh de novo bank in Northbrook, Illinois. The remaining increase in 2000 was directly caused by higher staffing levels necessary to support the continued growth of the Company's balance sheet and fee-based businesses. As previously noted, during 2000 deposits increased 24.8% and loans increased 21.9%. In addition, the Company added four new banking locations, including the opening of its seventh de novo bank, continued to increase the staff of WAMC in accordance with its goal of growing and developing the trust and investment business, and increased staff at FIFC to support its growth in the premium finance business.

Equipment expense, which includes furniture, equipment and computer software depreciation and repairs and maintenance costs, totaled $5.1 million for year ended December 31, 2000, an increase of $1.9 million, or 59.5%, over the 1999 total. This increase was caused mainly by higher levels of depreciation expense related to the opening of new facilities, the expansion of existing facilities, the acquisition of Tricom and other growth as discussed earlier.

Net occupancy expenses for the year ended December 31, 2000 increased $1.3 million, or 42.2%, to $4.3 million as compared to $3.0 million for 1999. This increase was due mainly to the opening of four additional facilities in 2000 and the October 1999 acquisition of Tricom.

Data processing expenses totaled $2.8 million for the year ended December 31, 2000, an increase of $668,000, or 30.8%, when compared to 1999. This increase was due primarily to the additional transactional charges related to the larger deposit and loan portfolios. Average loan balances increased 24.8% and average deposit balances increased 23.2% in 2000 compared to 1999.

Advertising and marketing expenses totaled $1.3 million for the year ended December 31, 2000, compared to $1.4 million in 1999. Marketing costs are necessary to attract loans and deposits at the newly chartered banks, to announce new branch openings, as well as the expansion of trust and investment services through WAMC, and to continue to promote community based products at the more established locations. The level of marketing expenditures declined as management has begun to more effectively utilize targeted marketing programs in the more mature market areas.

Professional fees, which includes legal, audit and tax fees, external loan review costs and normal regulatory exam assessments, totaled $1.7 million for the year ended December 31, 2000, an increase of $478,000, or 39.7%, from the 1999 total. The increase is attributable to the general growth in the Company's total assets and fee-based businesses.

Amortization of intangibles expense totaled $713,000 for the year ended December 31, 2000 as compared to $251,000 for the same period in 1999. The goodwill and other intangibles primarily relate to the October 1999 Tricom acquisition and the mid-1998 acquisition of the MMF leasing division at Lake Forest Bank. The increase in 2000 reflects the inclusion of a full year of amortization for the Tricom acquisition.

In 2000, the Company recorded a pre-tax charge of $4.3 million as a result of a fraud perpetrated against the Company's premium finance subsidiary. This charge includes approximately $300,000 of professional fees associated with the Company's pursuit of recovery of the loss as well as a partial recovery of $200,000. The Company has commenced legal action against the parties involved and is vigorously pursuing all avenues of recovery. The amount and timing of future recoveries, if any, are not known at this time.

Other non-interest expenses for the year ended December 31, 2000 totaled $9.5 million and increased $1.8 million, or 23.7%, over the prior year. This category includes loan expenses, correspondent bank service charges, insurance, postage, stationery and supplies, telephone, directors fees, and other sundry expenses. This increase was generally caused by the Company's expansion activities and the Tricom acquisition, as discussed earlier, including increased costs from the origination and servicing of a larger base of deposit and loan accounts. Income taxes. The Company recorded income tax expense of $5.3 million for the year ended December 31, 2000 as compared to $4.7 million in 1999. The effective tax rate in 2000 was 32.2%, compared to 33.4% in 1999. Please refer to Note 12 to the Consolidated Financial Statements for further discussion and analysis of the Company's tax position.


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

The increase in net income during 1999 was most favorably impacted by a $11.0 million increase in net interest income that primarily resulted from a higher earning asset base, particularly from growth in the loan portfolio. A $1.7 million increase in non-interest income also contributed to higher 1999 earnings and was mainly the result of gains from the sale of premium finance receivables, higher levels of deposit service charges, growth in trust fee income and the addition of administrative service revenues resulting from the October 1999 acquisition of Tricom. Partially offsetting these increases was a $2.4 million decline in fees from the sale of mortgage loans into the secondary market due to significantly lower levels of mortgage origination volumes, particularly refinancing activity, caused by increases in mortgage interest rates. A $3.8 million increase in total non-interest expense during 1999 also offset a portion of the income growth, and was due primarily to the growth and expansion experienced by the Company during 1999 coupled with the Tricom acquisition.

A significant factor that contributed to the 1998 net income was the recognition of income tax benefits from the realization of previously unvalued tax loss benefits. Due to the 1998 recognition of tax benefits, the Company's true growth in profitability during 1999 has been masked. Therefore, a comparison of pre-tax operating income is more representative of the Company's improvement in operating results. On a pre-tax basis, operating income totaled $14.2 million in 1999, an increase of $8.4 million, or 148%, over 1998, exclusive of the previously mentioned 1998 non-recurring charge. This significant improvement in operating results was primarily the result of enhanced performance of the Company's more established subsidiaries and the fourth quarter 1999 acquisition of Tricom.

Net interest income. Net interest income totaled $47.7 million for the year ended December 31, 1999, an increase of $11.0 million, or 29.8%, when compared to 1998. This increase was primarily attributable to a 26.2% increase in average earning assets, including a 33.8% increase in average loans and a 2.1% decline in average securities and other liquidity management assets. Total average loans as a percentage of total average earning assets increased to 83.6% in 1999 from 78.9% in 1998 as a result of solid loan growth. This improved loan proportion creates a higher net interest margin, as loans earn interest at a higher rate than the Company's other earning assets. The net interest margin increased from 3.43% in 1998 to 3.54% in 1999. The core net interest margin, which excludes the impact of the 9.00% Cumulative Trust Preferred Securities offering, was 3.75% in 1999, an increase of 25 basis points over the core margin of 3.50% in 1998. These margin increases were the result of a decline in overall funding cost rates and loan growth. The total deposit funding cost rate declined 39 basis points from 1998 and was 4.73% for the year ended December 31, 1999. This improvement was due mainly to less aggressive deposit pricing in the markets of the more mature banks that have already established significant market share. The average earning asset yield declined to 8.08% in 1999 as compared to 8.19% in 1998, due mostly to the 31 basis point decline in the average loan yield to 8.59% in 1999. This decline was due primarily to a lower average prime lending rate of 8.00% in 1999 versus an average prime lending rate of 8.36% in 1998. Please refer to the previous sections of this discussion entitled "Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs" and "Changes in Interest Income and Expense" for detailed tables of information and further discussion of the components of net interest income and the impact of rate and volume changes.

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

During 1999, approximately $69 million of premium finance receivables were sold by FIFC to an unrelated third party and resulted in the recognition of approximately $1.0 million in gains. There were no sales of premium finance receivables in 1998.

Fees on mortgage loans sold, the largest category of non-interest income in 1999, includes income from originating and selling residential real estate loans into the secondary market. For the year ended December 31, 1999, these fees totaled $3.2 million, a decline of $2.4 million, or 42.4%, from the 1998 total of $5.6 million. This decline was due to significantly lower levels of mortgage origination volumes, particularly refinancing activity, caused by the increases in mortgage interest rates.

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

Other non-interest income totaled $1.8 million for the year ended December 31, 1999 and increased $1.2 million, or 181%, over the 1998 total of $653,000. This increase was due primarily to $508,000 in premium income from certain call option transactions and a $355,000 increase in rental income from equipment leased through the MMF leasing division of Lake Forest Bank, a small business that was acquired in mid-1998. The call option transactions were designed to utilize the excess capital at certain banks, increase the total return associated with holding certain securities as earning assets, and yield additional fee income.

Non-interest expense. For the year ended December 31, 1999, total non-interest expense was $39.7 million and increased $3.8 million, or 10.7%, over 1998. Excluding the 1998 non-recurring $1.0 million pre-tax charge related to severance amounts due to the Company's former Chairman and Chief Executive Officer and certain related legal fees, total non-interest expense would have increased $4.8 million, or 13.9%, over 1998. The increases in non-interest expense were predominantly caused by the continued growth and expansion of the Banks, as discussed in earlier sections of this analysis, the development of WAMC and the October 1999 acquisition of Tricom. For example, the increase in total operating expenses from 1998 to 1999 for Barrington Bank and Crystal Lake Bank were $485,000 and $600,000, respectively, and the September 1998 start-up of WAMC added $1.5 million to total 1999 non-interest expense when compared to the 1998 total. In addition, the October 1999 acquisition of Tricom added $1.2 million to 1999 non-interest expense. From December 31, 1998 to December 31, 1999, total deposits grew 19.1% and total loan balances rose 28.8%, requiring higher levels of staffing and other operating costs, such as occupancy, equipment, advertising and data processing, to both attract and service the larger customer base.

Despite the growth and the related increases in many of the non-interest expense categories, Wintrust's ratio of non-interest expense to total average assets declined from 3.04% in 1998 to 2.65% in 1999. In addition, the net overhead ratio for 1999 declined to 2.00% as compared to the 1998 ratio of 2.36%.

Salaries and employee benefits for the year ended December 31, 1999 totaled $20.8 million, an increase of $2.8 million, or 15.3%, from the 1998 total, excluding the impact of the 1998 non-recurring severance charge. This increase was directly caused by higher staffing levels necessary to support the continued growth of the Banks, the late 1998 hiring of several experienced trust professionals in conjunction with the start-up of WAMC, approximately $600,000 related to the October 1999 acquisition of Tricom, and normal salary increases. For the year ended December 31, 1999, salaries and employee benefits as a percent of average assets was 1.39% versus 1.53% in 1998, exclusive of the non-recurring charge.

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

Data processing expenses totaled $2.2 million for the year ended December 31, 1999, an increase of $493,000, or 29.4%, when compared to 1998. This increase was due primarily to the additional transactional charges related to the larger deposit and loan portfolios, which increased, on an average basis, 23.9% and 33.8%, respectively, in 1999 when compared to 1998.

Advertising and marketing expenses totaled $1.4 million for the year ended December 31, 1999, a decline of $210,000, or 13.0%, when compared to 1998. In 1998, higher levels of marketing costs were necessary to attract loans and deposits at the newly chartered Crystal Lake Bank and Barrington Bank and to announce the expansion of trust and investment services through WAMC.

Professional fees, which includes legal, audit and tax fees, external loan review costs and normal regulatory exam assessments, totaled $1.2 million for the year ended December 31, 1999, a decline of $451,000, or 27.3%, from the 1998 total. This decline was caused by a higher level of fees in 1998 related to certain non-performing loan work-outs and approximately $100,000 in legal fees related to the non-recurring severance charge.

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

Income taxes. The Company recorded income tax expense of $4.7 million for the year ended December 31, 1999 as compared to $1.5 million of income tax benefits in 1998. Prior to the September 1, 1996 merger transaction that formed Wintrust, each of the merging companies, except Lake Forest Bank, had net operating losses and, based upon the start-up nature of the organization, there was not sufficient evidence to justify the full realization of the net deferred tax assets generated by those losses. Accordingly, during 1996, certain valuation allowances were established against deferred tax assets. As the entities became profitable, the recognition of previously unvalued tax loss benefits became available, subject to certain limitations, to offset tax expense generated from profitable operations. The income tax benefit recorded in 1998 reflected management's determination that certain of the subsidiaries' earnings history and projected future earnings were sufficient to make a judgment that the realization of a portion of the net deferred tax assets not previously valued was more likely than not to occur. Accordingly, unlike prior periods, the Company's results in 1999 and future years will not benefit significantly from the recognition of net operating loss carryforwards. The value of prior net operating losses recognized for financial statement reporting purposes for 1999 and 1998 was approximately $460,000 and $3.4 million, respectively.


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

The banking segment's net interest income for the year ended December 31, 2000 totaled $57.2 million as compared to $44.3 million for the same period in 1999, an increase of $12.9 million, or 29.2%. The increase in net interest income for 1999 when compared to the total of $34.2 million in 1998 was $10.0 million, or 29.3%. These increases were the direct result of growth in the loan portfolio and an improved net interest margin, as discussed in the Consolidated Results of Operations section. The banking segment's non-interest income totaled $8.6 million in 2000, an increase of $1.5 million, or 20.8%, when compared to the 1999 total of $7.1 million. This increase was due primarily to increases in equipment rental income of $866,000, call option premium income of $441,000 and service charges on deposits of $374,000 and was offset partially by a decrease of $295,000 in fees from the sale of residential mortgage loans. In 1999, noninterest income for the banking segment declined $560,000, compared to the prior year amount of $7.7 million. The decline was due to a $2.4 million reduction in fees from the sale of residential mortgage loans and was partially offset by increases in deposit service charges, call option premium and leased equipment rental income. The reduction in mortgage fees was mainly caused by increases in mortgage interest rates, which significantly lowered mortgage origination volumes, particularly refinancing activity. The banking segment's net after-tax profit totaled $14.8 million for the year ended December 31, 2000, an increase of $4.5 million, or 43.6%, as compared to the 1999 total of $10.3 million. The total segment profit in 1999 increased $5.2 million, or 100.4%, over the $5.1 million that was recorded in 1998. These after-tax segment profit increases were primarily the result of higher levels of net interest income, as noted above, and the general continued maturation and related profitability improvements of the more established de novo bank subsidiaries.

Net interest income for the premium finance segment totaled $14.8 million for the year ended December 31, 2000 and increased $2.2 million, or 17.3%, over the $12.6 million in 1999. This increase resulted from higher levels of premium finance receivables produced from various business development efforts and other new product offerings and targeted marketing programs and a higher interest rate environment in 2000 compared to 1999. In 1999, net interest income for the premium finance segment increased $2.9 million, or 30.2%, over the 1998 total of $9.7 million due to new programs and targeted marketing efforts. The premium finance segment non-interest income for the year ended December 31, 2000 totaled $3.8 million, an increase of $2.8 million, or 270.9%, over the $1.0 million recorded in 1999. Noninterest income for this segment reflects the gains from the sale of premium finance receivables to an unrelated third party, as more fully discussed in the Consolidated Results of Operations section. The Company began selling premium finance receivables to an unrelated third party in the second quarter of 1999. Net after-tax profit of the premium finance segment totaled $2.6 million for the year ended December 31, 2000, as compared to $4.3 million in 1999. The decrease of segment profits of $1.7 million primarily relates to the non-recurring charge related to a fraud perpetrated by one independent insurance agent. The charge, net of a partial recovery and taxes, was $2.6 million. Excluding this one-time charge, the premium finance segment profit in 2000 increased $922,000, or 21.6%, from the prior year amount. The premium finance segment profit in 1999 increased $2.3 million from the 1998 amount of $2.0 million. The improvements in profitability during both 2000 (excluding the one-time charge) and 1999 were due mainly to the combination of higher volumes and the related sales to third parties, and the implementation of upgraded systems.

Net interest income for the indirect auto segment totaled $6.5 million in 2000, a $1.7 million, or 20.9%, decrease from 1999. The decrease was primarily a result of higher funding costs in 2000 coupled with a slightly lower level of average outstanding loans and slightly lower yields on such loans. In 1999, total net interest income of $8.2 million increased $2.6 million, or 46.6%, over the 1998 total of $5.6 million, due to a 42.7% increase in average outstanding loans. The indirect auto segment after-tax profit totaled $1.6 million for the year ended December 31, 2000, a decrease of $1.1 million, or 40.4%, from the 1999 total of $2.7 million. The decrease in the segment's profits in 2000 is directly related to the decrease in net interest income noted above. In 1999, after-tax segment profit increased $830,000, or 44.9%, over the 1998 total and was a result of the higher average outstanding balances in 1999 as compared to 1998.

The Tricom segment's results of operations began to be included in the Company's consolidated earnings as of October 1, 1999, the effective date of the Company's acquisition of Tricom. Net interest income for Tricom totaled $3.6 million in 2000, compared to $826,000 for 1999. Non-interest income for 2000 was $4.5 million, compared to $1.0 million for 1999. Tricom's segment profit for 2000 was $1.6 million, compared to $340,000 for 1999. The increases are all a result of a full year of operations in 2000 versus three months in 1999.

The trust segment relates to the operations of WAMC, a trust and investment subsidiary that began operations on September 30, 1998. Trust segment results prior to the formation of WAMC relate to the operations of the trust department of Lake Forest Bank and, accordingly, certain expenses of the bank were allocated as indirect costs to the trust segment. In addition to trust and investment management fees that are recorded as non-interest income, and in connection with internal profitability analysis, the trust segment includes net interest income related to certain trust account balances that are maintained with the Lake Forest Bank. This net interest income totaled $508,000 for 2000 as compared to $469,000 in 1999 and $359,000 in 1998. Trust fee income totaled $2.0 million in 2000, as compared to $1.2 million in 1999, an increase of $800,000, or 68.3%, due mainly to new business development efforts from a larger staff of experienced trust officers. The increase in 1999 when compared to the 1998 total of $788,000 was $383,000, or 48.6%. The trust segment after-tax loss totaled $413,000 for the year ended December 31, 2000 as compared to losses of $559,000 in 1999 and $189,000 in 1998. The losses in each of these years were due to the start-up of WAMC and the related salary and employee benefit costs of hiring experienced trust professionals. See the Overview and Strategy section of this discussion for further explanation of the trust segment expansion through WAMC.


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

Interest rate risk arises when the maturity or repricing periods and interest rate indices of the interest earning assets, interest bearing liabilities, and off-balance sheet financial instruments are different. It is the risk that changes in the level of market interest rates will result in disproportionate changes in the value of, and the net earnings generated from, the Company's interest earning assets, interest bearing liabilities and off-balance sheet financial instruments. The Company continuously monitors not only the organization's current net interest margin, but also the historical trends of these margins. In addition, management attempts to identify potential adverse swings in net interest income in future years, as a result of interest rate movements, by performing computerized simulation analysis of potential interest rate environments. If a potential adverse swing in net interest margin and/or net income is identified, management then would take appropriate actions with its asset-liability structure to counter these potentially adverse situations. Please refer to earlier sections of this discussion and analysis for further discussion of the net interest margin.

As the Company's primary source of interest bearing liabilities is customer deposits, the Company's ability to manage the types and terms of such deposits may be somewhat limited by customer preferences and local competition in the market areas in which the Company operates. The rates, terms and interest rate indices of the Company's interest earning assets result primarily from the Company's strategy of investing in loans and short-term securities that permit the Company to limit its exposure to interest rate risk, together with credit risk, while at the same time achieving an acceptable interest rate spread.

One method utilized by financial institutions to limit interest rate risk is to enter into derivative financial instru-ments. A derivative financial instrument includes interest rate swaps, interest rate caps and floors, futures, forwards, option contracts and other financial instruments with similar characteristics. As of December 31, 2000, the Company had $400 million notional principal amount of interest rate cap contracts outstanding that mature between January 2001 and January 2003. These contracts were purchased to mitigate the effect of rising rates on certain floating rate deposit products. During 2000, the Company also entered into certain covered call option transactions related to certain securities held by the Company. These transactions were designed to increase the total return associated with holding these securities as earning assets. The Company may enter into other derivative financial instruments in the future to effectively manage its interest rate risk.

The Company's exposure to interest rate risk is reviewed on a regular basis by management and the boards of directors of the Banks and the Company. The objective is to measure the effect on net income and to adjust balance sheet and off-balance sheet instruments to minimize the inherent risk while at the same time maximize income. Tools used by management include a standard gap report and a rate simulation model whereby changes in net interest income are measured in the event of various changes in interest rate indices. An institution with more assets than liabilities repricing over a given time frame is considered asset sensitive and will generally benefit from rising rates, and conversely, a higher level of repricing liabilities versus assets would be beneficial in a declining rate environment. The following table illustrates the Company's estimated interest rate sensitivity and periodic and cumulative gap positions as of December 31, 2000 (dollars in thousands):

===========================================================================================================================
                                                                            TIME TO MATURITY OR REPRICING
                                               ----------------------------------------------------------------------------
                                                        0-90           91-365          1-5           OVER 5
                                                        DAYS            DAYS           YEARS          YEARS         TOTAL
                                               ----------------------------------------------------------------------------
Rate sensitive assets (RSA)                    $    963,226          392,543         462,848        284,189     2,102,806

Rate sensitive liabilities (RSL)                  1,046,411          501,451         150,472        404,472     2,102,806

Cumulative gap (GAP = RSA - RSL) (1)                (83,185)        (192,093)        120,283

Cumulative RSA/RSL (1)                                  0.92            0.88            1.07
RSA/Total assets                                        0.46            0.19            0.22
RSL/Total assets (1)                                    0.50            0.24            0.07

Cumulative GAP/Total assets (1)                           (4)%            (9)%             6%
Cumulative GAP/Cumulative RSA (1)                         (9)%           (14)%             7%
===========================================================================================================================

(1) The GAP amount and related ratios do not reflect $400 million notional principal amount of interest rate caps, as discussed in the following paragraph.

While the gap position illustrated above is a useful tool that management can assess for general positioning of the Company's and its subsidiaries' balance sheets, it is only as of a point in time and does not reflect the impact of off-balance sheet interest rate cap contracts. As of December 31, 2000, the Company had $400 million notional principal amount of interest rate caps that reprice on a monthly basis. These interest rate caps, which mature between January 2001 and January 2003, were purchased to mitigate the effect of rising rates on certain floating rate deposit products. When the gap position in the above table is adjusted for the impact of these interest rate caps, the Company's short-term gap position becomes slightly positive in that the level of rate sensitive assets that reprice within one year exceeds the level of rate sensitive liabilities that reprice within one year.

Management uses an additional measurement tool to evaluate its asset-liability sensitivity that determines exposure to changes in interest rates by measuring the percentage change in net interest income due to changes in interest rates over a two-year time horizon. Management measures its exposure to changes in interest rates using many different interest rate scenarios. One interest rate scenario utilized is to measure the percentage change in net interest income assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. This analysis also includes the impact of the interest rate cap agreements mentioned above. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net interest income over a two-year time horizon due to changes in interest rates, at December 31, 2000 and December 31, 1999, is as follows:

===============================================================
                                      +200 BASIS    -200 BASIS
                                        POINTS        POINTS
                                      -------------------------
Percentage  change in net interest
  income due to an  immediate  200
  basis point shift in the yield curve:
       December 31, 2000                5.0%        (1.6%)
       December 31, 1999                2.9%         0.1%
===============================================================

LIQUIDITY AND CAPITAL RESOURCES
The following table reflects various measures of the Company's capital at December 31, 2000 and 1999:

===========================================================
                                            DECEMBER 31,
                                         ------------------
                                         2000         1999
                                         -----        -----
Average equity-to-average asset ratio     5.2%         5.4%
Leverage ratio                            6.3          7.1
Tier 1 risk-based capital ratio           6.9          7.8
Total risk-based capital ratio            8.4          8.4
Dividend payout ratio                     8.0          0.0
===========================================================

The Company's consolidated leverage ratio (Tier 1 capital/total fourth quarter average assets less intangibles) was 6.3% at December 31, 2000, which is in excess of the "well capitalized" regulatory level.
Consolidated Tier 1 and total risk-based capital ratios were 6.9% and 8.4%, respectively. Based on guidelines established by the Federal Reserve Bank, a bank holding company is required to maintain a ratio of Tier 1 capital to risk-based assets of 4.0% and a ratio of total capital to risk-based assets of 8.0% in order to be deemed "adequately capitalized."

The Company's principal source of funds at the holding company level are from dividends from its subsidiaries, borrowings on its revolving credit line with an unaffiliated bank, proceeds from trust preferred securities offerings or additional equity offerings. Refer to Notes 9 and 10 of the Consolidated Financial Statements for further information on the Company's revolving credit line and Trust Preferred Securities offering, respectively. In November 1999, the Company completed a private placement of 352,942 shares of common stock, which were priced at market, and received net proceeds of approximately $6.0 million. In June 2000, the Company issued $20.0 million of 10.50% Trust Preferred Securities in a public offering.

Banking laws impose restrictions upon the amount of dividends which can be paid to the holding company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company's revolving credit line agreement. At January 1, 2001, subject to minimum capital requirements at the Banks, approximately $11.2 million was available as dividends from the Banks without prior regulatory approval. During 2000 and 1998, dividends paid by the subsidiaries to the holding company totaled $16 million and $8.25 million, respectively. There were no dividends paid by the subsidiaries to the holding company in 1999.

In January 2000, the Company's Board of Directors approved the first semi-annual cash dividend on its common stock. The dividend in the amount of $0.05 per share was paid on February 24, 2000 to shareholders of record as of February 10, 2000. In July 2000, the second semi-annual dividend for the same amount was approved and paid on August 24, 2000 to shareholders of record as of August 10, 2000. In January 2001, the Company's Board of Directors approved a 40% increase in its semi-annual cash dividend to $0.07 per share. The dividend was paid on February 22, 2001 to shareholders of record as of February 8, 2001. Additionally, in January 2000, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 300,000 shares of common stock, from time to time, in open market or privately negotiated transactions. The shares authorized to be repurchased represent approximately 3% of the Company's currently outstanding shares. Through December 31, 2000, the Company repurchased a total of 242,300 shares at an average price of $15.94 per share.

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

Core deposits are the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC. Core deposits are generally defined in the industry as deposits with balances less than $100,000. At December 31, 2000, approximately 60% of the Company's total assets were funded by core deposits with balances less than $100,000, as compared to approximately 61% at the end of 1999. The remaining assets were funded by other funding sources such as deposits with balances in excess of $100,000, public fund deposits, borrowed funds, and the capital of the Banks. Due to the Company's strategy of targeting high net worth individuals, the Company believes that many of its deposits with balances in excess of $100,000 are also a stable source of funds.

Liquid assets refers to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities and held-to-maturity securities with a remaining maturity less than one year. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 2000, net liquid assets totaled approximately $164.0 million, compared to approximately $57.2 million at December 31, 1999.

The Banks  routinely  accept  deposits  from a variety  of  municipal  entities.
Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At December 31, 2000 and 1999, the Banks had approximately $116.8 million and $139.2 million, respectively, of securities collateralizing such public deposits and other short-term borrowings. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.

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

Summary of Loan Loss Experience. The following table summarizes the changes in the allowance for possible loan losses for the periods shown (dollars in thousands).

===========================================================================================================================
                                                          2000           1999            1998           1997          1996
                                               ----------------------------------------------------------------------------
Balance at beginning of year                   $         8,783          7,034           5,116          3,636         2,763

Total loans charged-off:
  Core banking loans                                    (1,050)          (837)         (1,636)          (448)         (190)
  Premium finance                                       (1,294)          (456)           (455)        (1,126)         (207)
  Indirect auto                                         (1,339)        (1,156)           (646)          (300)         (123)
  Tricom finance receivables                               (73)             -               -              -             -
  Discontinued leasing operations                            -              -               -           (241)         (583)
                                               ----------------------------------------------------------------------------
        Total loans charged-off                         (3,756)        (2,449)         (2,737)        (2,115)       (1,103)

Total recoveries                                           351            310             358            191            41
                                               ----------------------------------------------------------------------------
Net loans charged-off                                   (3,405)        (2,139)         (2,379)        (1,924)       (1,062)

Provision for possible loan losses                       5,055          3,713           4,297          3,404         1,935
Acquired allowance for possible loan losses                  -            175               -              -             -
                                               ----------------------------------------------------------------------------
Balance at end of year                          $       10,433          8,783           7,034          5,116         3,636
                                               ============================================================================

Year-end total loans, net of unearned income      $  1,558,020      1,278,249         992,062        712,631       492,548
Average total loans, net of unearned income          1,416,419      1,135,200         848,344        620,801       347,076

Allowance as percent of year-end total loans              0.67%          0.69%           0.71%          0.72%         0.74%
Net loans charged-off to average total loans              0.24           0.19            0.28           0.31          0.31
Net loans charged-off to the provision for
   possible loan losses                                  67.36          57.61           55.36          56.52         54.88
===========================================================================================================================

Net charge-offs of core banking loans for the year ended December 31, 2000 totaled $992,000 as compared to a total of $795,000 for 1999. Net charge-offs of core banking loans as a percentage of average core banking loans decreased slightly in 2000 to 0.11% from 0.12% in 1999.

Premium finance receivable net charge-offs for the year ended December 31, 2000 totaled $1.2 million as compared to $289,000 recorded in 1999. Net charge-offs were 0.43% of average premium finance receivables in 2000 versus 0.14% in 1999. The increase in net charge-offs in 2000 was attributable in part to accounts referred to the Company pursuant to a marketing agreement that the Company entered into in mid-1999. Accounts generated from this arrangement have generally had smaller balances and higher delinquencies and charge-offs than the Company's core premium finance portfolio. The Company has begun initiatives to substantially curtail the new volume generated from this relationship. However, management believes the higher level of net charge-offs will likely continue through the first half of 2001.

Indirect auto loan net charge-offs totaled $1.2 million for the year ended December 31, 2000 as compared to $1.1 million in 1999. Net charge-offs as a percentage of average indirect auto loans were 0.50% in 2000 in comparison to 0.44% in 1999.

The allowance for possible loan losses as a percentage of total net loans at December 31, 2000 and 1999 was 0.67% and 0.69%, respectively. As a percent of average total loans, total net charge-offs for 2000 and 1999 were 0.24% and 0.19%, respectively. Management believes that the allowance for possible loan losses is adequate to provide for losses inherent in the portfolio.

Past Due Loans and Non-performing Assets. The following table classifies the Company's non-performing loans as of December 31 for each of last five years (dollars in thousands):

===========================================================================================================================
                                                          2000           1999            1998           1997          1996
                                                     ----------------------------------------------------------------------
Past Due greater than 90 days and still accruing:
   Core banking loans                                $     651            713             800            868            75
   Indirect auto loans                                     397            391             274             11            20
   Premium finance receivables                           4,306          1,523           1,214            887             -
                                                     ----------------------------------------------------------------------
       Total                                             5,354          2,627           2,288          1,766            95
                                                     ----------------------------------------------------------------------

Non-accrual loans:
   Core banking loans                                      770          1,895           1,487            782           448
   Indirect auto loans                                     221            298             195             29             -
   Premium finance receivables                           3,338          2,145           1,455          1,629         1,238
                                                     ----------------------------------------------------------------------
       Total non-accrual loans                           4,329          4,338           3,137          2,440         1,686
                                                     ----------------------------------------------------------------------

Total non-performing loans:
   Core banking loans                                    1,421          2,608           2,287          1,650           523
   Indirect auto loans                                     618            689             469             40            20
   Premium finance receivables                           7,644          3,668           2,669          2,516         1,238
                                                     ----------------------------------------------------------------------
       Total non-performing loans                        9,683          6,965           5,425          4,206         1,781
                                                     ----------------------------------------------------------------------

Other real estate owned                                      -              -             587              -             -
                                                     ----------------------------------------------------------------------
   Total non-performing assets                       $   9,683          6,965           6,012          4,206         1,781
                                                     ======================================================================

Total  non-performing  loans by  category  as a  percent
  of its own  respective category:
     Core banking loans                                   0.14%          0.32%           0.38%          0.37%         0.15%
     Indirect auto loans                                  0.30           0.27            0.22           0.03          0.02
     Premium finance receivables                          2.44           1.67            1.50           1.96          2.15
       Total non-performing loans                         0.62           0.54            0.55           0.59          0.36
Total non-performing assets to total assets               0.46           0.41            0.45           0.40          0.25
Non-accrual loans to total loans                          0.28           0.34            0.32           0.34          0.34
Allowance for possible loan losses as a
   percentage of non-performing loans                   107.75%        126.10          129.66         121.64        204.15
===========================================================================================================================

NON-PERFORMING   CORE   BANKING   LOANS  AND  OTHER  REAL  ESTATE  OWNED
Total non-performing loans for the Company's core banking business (all loans other than indirect auto loans and premium finance receivables) were $1.4 million as of December 31, 2000, a decrease of $1.2 million from the $2.6 million as of December 31, 1999. As a percentage of total core banking loans, non-performing core banking loans declined to 0.14% at the end of 2000 versus 0.32% a year earlier. Although the outstanding core loan portfolio has increased 25% from a year ago, the amount of non-performing core loans has decreased 46% from the prior year total. Non-performing core banking loans consist primarily of a small number of commercial and real estate loans, which management believes are well secured and in the process of collection. In fact, the loans comprising the non-performing core loan category total less than 30 individual credits. The small number of such non-performing loans allows management to effectively monitor the status of these credits and work with the borrowers to resolve these problems. The Company had no other real estate owned as of December 31, 2000 and 1999.


NON-PERFORMING PREMIUM FINANCE RECEIVABLES
The table below presents the level of non-performing premium finance receivables as of December 31, 2000 and 1999, and the amount of net charge-offs for the years then ended.

===========================================================
                                      2000          1999
                                 --------------------------
Non-performing premium
   finance receivables           $ 7,644,000     3,668,000
     - as a percent of premium
       finance receivables              2.44%         1.67%

Net charge-offs of premium
   finance receivables           $ 1,165,000       289,000
       - as a percent of average
       premium finance receivables      0.43%         0.14%
===========================================================

Non-performing premium finance receivables have increased over the course of the year. The increase is attributable, in part, to the loans generated from a marketing agreement that the Company entered into in mid-1999. Although the accounts were underwritten by our premium finance subsidiary, the accounts generated from this arrangement have generally had smaller balances and higher delinquencies than the Company's core premium finance portfolio. Approximately 44% of the delinquent accounts and 29% of the delinquent balances relate to accounts associated with the marketing agreement. The volume of small balance delinquent accounts has placed an increased burden on the collection efforts of the premium finance subsidiary. The Company has significantly curtailed volume generated from this arrangement and is focusing significant resources to resolving the level of delinquencies. Management believes the delinquency levels should begin to trend down over the course of 2001.

It is important to note that the net charge-off ratio is substantially less than the non-performing asset ratio. The ratio of non-performing premium finance receivables fluctuates throughout the year due to the nature and timing of canceled account collections from insurance carriers. Collateral for premium finance loans is essentially the unearned portion of the premium related to the underlying policy. Due to the nature of collateral for premium finance receivables, it customarily takes 60-150 days to convert the collateral into cash collections. Accordingly, the level of non-performing premium finance receivables is not necessarily indicative of the loss inherent in the portfolio. In the event of default, the Company has the power to cancel the insurance policy and collect the unearned portion of the premium from the insurance carrier. In the event of cancellation, the cash returned in payment of the unearned premium by the insurer should generally be sufficient to cover the receivable balance, the interest and other charges due. Due to notification requirements and processing time by most insurance carriers, many receivables will become delinquent beyond 90 days while the insurer is processing the return of the unearned premium. Management continues to accrue interest until maturity as the unearned premium is ordinarily sufficient to pay-off the outstanding balance and contractual interest due.


NON-PERFORMING INDIRECT AUTO LOANS
Total non-performing indirect automobile loans were $618,000 at December 31, 2000 as compared to $689,000 at the end of 1999. The ratio of these non-performing loans has increased slightly to 0.30% of total net indirect automobile loans at December 31, 2000 from 0.27% at December 31, 1999. These ratios continue to be below standard industry ratios for this type of loan category. These individual loans comprise smaller dollar amounts and collection efforts are active.

Potential Problem Loans. In addition to those loans disclosed under "Past Due Loans and Non-performing Assets," there are certain loans in the portfolio which management has identified, through its problem loan identification system, which exhibit a higher than normal credit risk. However, these loans are still considered performing and, accordingly, are not included in non-performing loans. Examples of these potential problem loans include certain loans that are in a past-due status, loans with borrowers that have recent adverse operating cash flow or balance sheet trends, or loans with general risk characteristics that the loan officer feels might jeopardize the future timely collection of principal and interest payments. Management's review of the total loan portfolio to identify loans where there is concern that the borrower will not be able to continue to satisfy present loan repayment terms includes factors such as review of individual loans, recent loss experience and current economic conditions. The principal amount of potential problem loans as of December 31, 2000 and 1999 were approximately $11.9 million and $14.4 million, respectively

Loan Concentrations. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 2000 or 1999, except for loans included in the indirect auto and premium finance operating segments.


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


FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to the Company's projected growth, anticipated improvements in earnings, earnings per share and other financial performance measures, and management's long-term performance goals, as well as statements relating to the anticipated effects on financial results of condition from expected development or events, the Company's business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and to open new branch offices, and to pursue additional potential development or acquisition of banks or specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:

o The level of reported net income, return on average assets and return on average equity for the Company will in the near term continue to be impacted by start-up costs associated with de novo bank formations, branch openings, and expanded trust and investment operations. De novo banks may typically require 13 to 24 months of operations before becoming profitable, due to the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. Similarly, the expansion of trust and investment services through the Company's newer trust subsidiary, WAMC, is expected to be in a start-up phase for the next two years, before becoming profitable.

o    The  Company's  success to date has been and will  continue  to be strongly
     influenced  by  its  ability  to  attract  and  retain  senior   management
     experienced in banking and financial services.

o Although management believes the allowance for possible loan losses is adequate to provide for losses inherent in the existing portfolio of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual future loan or lease losses.

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

o Unforeseen future events that may cause slower than anticipated development and growth of the Tricom business, changes in the temporary staffing industry or difficulties integrating the Tricom ~acquisition.

o Changes in the economic environment, competition, or other factors, may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing and may affect the Company's ability to successfully pursue acquisition and expansion strategies.

o The Company's ability to recover on the loss resulting from the fraudulent loan scheme perpetrated against the Company's premium finance subsidiary in the third quarter of 2000.

DIRECTORS & OFFICERS
================================================================================
WINTRUST FINANCIAL CORPORATION
------------------------------
DIRECTORS

Joseph Alaimo
Peter D. Crist
Bruce K. Crowther
Maurice F. Dunne, Jr.
William C. Graft
Kathleen R. Horne
John W. Leopold
John S. Lillard
James B. McCarthy
Marguerite Savard McKenna
Albin F. Moschner
Dorothy M. Mueller
Thomas J. Neis
Hollis W. Rademacher
J. Christopher Reyes
Peter P. Rusin
John N. Schaper
John J. Schornack
Ingrid S. Stafford
Jane R. Stein
Katharine V. Sylvester
Lemuel H. Tate (Emeritus)
Edward J. Wehmer
Larry V. Wright

OFFICERS
John S. Lillard
Chairman

Edward J. Wehmer
President & Chief Executive Officer

David A. Dykstra
Executive Vice President &
Chief Financial Officer

Lloyd M. Bowden
Executive Vice President/Technology

Robert F. Key
Executive Vice President/Marketing

Barbara A. Kilian
Senior Vice President/Finance

Richard J. Pasminski
Vice President/Controller

David J. Galvan
Vice President/Investments

Jolanta K. Slusarski
Vice President/Compliance

Jay P. Ross
Assistant Vice President/Database Marketing


Lake Forest Bank & Trust Company
--------------------------------

DIRECTORS

Craig E. Arnesen
Maurice F. Dunne, Jr.
Maxine P. Farrell
Francis Farwell (Emeritus)
Eugene Hotchkiss
Moris T. Hoversten (Emeritus)
John S. Lillard
Frank Mariani
John J. Meierhoff
Albin F. Moschner
Joseph Pasquesi
Genevieve Plamondon
Hollis W. Rademacher
J. Christopher Reyes
Ellen Stirling
Edward J. Wehmer

EXECUTIVE OFFICERS
Edward J. Wehmer
Chairman

Craig E. Arnesen
President and CEO

John J. Meierhoff
Executive Vice President/Lending

LOANS

Rachele L. Wright
President/Bank of Highwood -
Fort Sheridan

Kathryn Walker-Eich
Senior Vice President/Manager,
West Lake Forest

Kurt K. Prinz
Senior Vice President/
Commercial Lending

Mark R. Schubring
Vice  President/Commercial Lending

Steve L. Madden
Vice  President/Commercial Lending

Janice C. Nelson
Vice President/Consumer Lending

Jerry Piacenza
Assistant Vice  President/
Commercial Lending

Lori Higgins
Assistant Vice President/
Loan Administration

Maria Santello
Loan Administration Officer

Pat  McNeilly
Mortgage Loan Officer

Laura Cascarano
Loan Administration Officer

Susan Potash
Loan Servicing Officer

MMF LEASING SERVICES

David E. Gross
Senior Vice President

James C. Miller
Leasing Officer

PERSONAL BANKING
Lynn Van Cleave
Vice President/Personal Banking Operations

Twila D. Hungerford
Assistant Vice President/
Manager, Lake Bluff

Piera Dallabattista
Personal Banking Officer

Lee Cankar
Personal Banking Officer

Judy Moloney
Personal Banking Officer

Michelle Parnell
Personal Banking Officer

OPERATIONS/FINANCE/OTHER

Mary Ann Gannon
Vice President/Operations

Richard J. Pasminski
Vice President/Controller

Margaret Zacher
Assistant Controller

Kathleen E. Bickmore
Assistant Vice President/Operations

Pamela Barker
Assistant Vice President/Operations

Andrea Levitt
Administration Officer

Carolyn P. Szymanski
Public Relations Officer

HINSDALE BANK & Trust Company
-----------------------------

DIRECTORS

Peter D. Crist
Diane Dean
Donald Gallagher
Elise Grimes
Robert D. Harnach
Dennis J. Jones
Douglas J.  Lipke
James B. McCarthy
James P. McMillin
Mary Martha Mooney
Frank J. Murnane, Sr.
Richard B. Murphy
Joel Nelson
Margaret O'Brien Stock
Hollis W. Rademacher
Ralph J. Schindler
Katharine V. Sylvester
Edward J. Wehmer
Lorraine Wolfe

EXECUTIVE OFFICERS
Dennis J. Jones
Chairman & CEO

Richard B. Murphy
President

David LaBrash
President - Clarendon Hills Bank

Stephen C. Pleimling
President - The Community Bank of Western Springs

LOANS

Richard Stefanski
Senior Vice President/
Indirect Lending

Eric Westberg
Senior Vice President/Mortgages

Kay Olenec
Senior Vice President/Mortgages

Colleen Ryan
Senior Vice President/
Commercial Lending

Robert D. Meyrick
Vice President/Indirect Lending

Cora Mae Corley
Assistant Vice President

Pat Gray
Assistant Vice President

Kathy Oergel
Assistant Vice President

Maria Chialdikis
Loan Processing Officer

PERSONAL  BANKING/OPERATIONS

Anne O'Neill
Vice President & Cashier

Michelle Kennedy
Vice President/Controller

Michelle Paetsch
Assistant Vice President

Amy Boburka
Assistant Vice President

Kim Fernandez
Operations Officer

Patricia Mayo
Operations Officer

Kevin Barry
Personal Banking Officer

Jason Bledsoe
Personal Banking Officer

NORTH SHORE COMMUNITY BANK &  TRUST COMPANY
-------------------------------------------

DIRECTORS

Brian C. Baker
Gilbert W. Bowen
T. Tolbert Chisum
Thomas J. Dammrich
Maurice F. Dunne, Jr.
James Fox (Director Emeritus)
John W. Haben
Randolph M. Hibben
Gayle Inbinder
Thomas J. McCabe, Jr.
Marguerite Savard McKenna
Robert H. Meeder
Donald L. Olson
Christopher J. Perry
Hollis W. Rademacher
John J. Schornack
Ingrid S. Stafford
Lemuel H. Tate (Chairman)
Elizabeth C. Warren
Edward J. Wehmer
Stanley R. Weinberger
Richard J. Witry

EXECUTIVE OFFICERS
Randolph M. Hibben
President & CEO

Donald F. Krueger
Executive Vice President/Operations

Robert H. Meeder
Executive Vice President/Lending

LOANS
Henry L. Apfelbach
Senior Vice President/Mortgages

Lauretta Burke
Senior Vice President/Lending/
Manager - Skokie

James L. Sefton
Senior Vice President/Lending

John P. Burk
Vice President/Lending

Robert Clausen
Vice President/Commercial Lending

Mary Carole Gavula
Vice President/Mortgages

Susan Mundy
Vice President/Mortgages

Gina Stec
Vice President/Lending - Winnetka

Mark A. Stec
Vice President/Mortgages

Romelia Lemus
Loan Officer

Ann T. Tyler
Vice President/Loan Administration

Kelly Mishka
Loan Operations Officer

PERSONAL BANKING/OPERATIONS

John A. Barnett
Vice President/Controller

James P. Waters
Vice President/Personal Banking

Catherine W. Biggam
Assistant Vice President/Personal Banking

Michael T. Donnelly
Assistant Vice President/Personal Banking

Eric Jordan
Assistant Vice President/Manager,  Winnetka

Leslie A. Niemark
Vice President/Manager - Glencoe

Diane Schwartz
Assistant Vice President/Personal Banking - Skokie

Jennifer A. Waters
Assistant Vice President/Human Resources/Marketing

Jorie Gould
Assistant Vice President

Beatrice Borre
Personal Banking Officer

Angelica Escobar
Assistant Controller

LIBERTYVILLE BANK & Trust Company
---------------------------------

DIRECTORS
Neville Carr
Bert Carstens
David Dykstra
Bert Getz, Jr.
Donald Gossett
Jeffrey Harger
Scott Lucas
James Mahoney
Susan Milligan
William Newell
Hollis Rademacher
John Schaper
Jane Stein
Jack Stoneman
Edward Wehmer
Edward Werdell

EXECUTIVE OFFICERS
Bert Carstens
Chairman & CEO

Edward Werdell
President

Crystal McClure
President - Wauconda
Community Bank

COMMERCIAL BANKING

Brian Mikaelian
Executive Vice President

William Westerman
Executive Vice President

Ronald Schroeder
Senior Vice-President/Wauconda

Michael Buchert
Vice President

Betty Berg
Vice President/Commercial Banking Services

RESIDENTIAL REAL ESTATE

Michael Spies
Vice President/Residential Real Estate

Rosemarie Garrison
Mortgage Loan Officer

Dorthy Nemsick
Mortgage Representative

PERSONAL BANKING
Sharon Worlin
Sr. Vice President

Ursula Schuebel
Vice President

Bobbie Callese
Assistant Vice President

Deborah Motzer
Assistant Vice President

Julie Rolfsen
Assistant Vice President

Karen Schmid
Assistant Vice President

Colleen Turley
Assistant Vice President

Karen Bouas
Officer

Rachel Denny
Personal Banking

Cindy Tysland
Personal Banking

OPERATIONS/FINANCE

Suzanne Chamberlain
Vice President/Operations

Lynn Dohnalik
Vice President/Controller

Irene Huff
Teller Operations Officer

Dwayne Nicholson
Operations Officer/MIS

Deborah Wrigley
Operations Officer/Loan
Administraion

BARRINGTON BANK & Trust Company, N.A.
-------------------------------------

DIRECTORS
James H. Bishop
Raynette Boshell
Edwin C. Bruning
Dr. Joel Cristol
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Penny Horne
Peter Hyland
Dr. Lawrence Kerns
Sam Oliver
Mary F. Perot
Hollis W. Rademacher
Peter Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Charles VanFossan
Edward J. Wehmer
Tim Wickstrom

EXECUTIVE OFFICERS
James H. Bishop
Chairman & CEO

W. Bradley Stetson
President

LOANS

Linda J. Schiff
Senior Vice President

Jon C. Stickney
Senior Vice President

Barbara Ringquist-Tomasello
Vice President

John D. Haniotes
Vice President

Charlotte Neault
Vice President

Christopher P. Marrs
Assistant Vice President

Karen G. Smith
Loan Administration Officer

PERSONAL BANKING/OPERATIONS

Paul R. Johnson
Vice President/Retail Banking

James Weiler
Vice President/Controller

Gloria B. Andersen
Assistant Vice President

CRYSTAL LAKE BANK & Trust Company, N.A.
---------------------------------------

DIRECTORS
Charles D. Collier
Henry L. Cowlin
Linda Decker
John W. Fuhler
Diana Kenney
Dorothy Mueller
Thomas Neis
Marshall Pedersen
Hollis W. Rademacher
Candy Reedy
Nancy Riley
Robert Robinson
Robert Staley
Edward J. Wehmer
Donald Franz
Ronald Bykowski
James Thorpe

EXECUTIVE OFFICERS
Charles D. Collier
President & CEO

Jim Thorpe
Executive Vice President/Loans

Pam Umberger
Senior Vice President/Operations

Phil Oeffling
President - McHenry Bank & Trust

Ormel Prust
Executive Vice President-McHenry
Bank & Trust

LOANS
Monica Garver
Vice President/Manager Residential Loans

Mark J. Peteler
Vice President/Construction Loans

Rosemarie Smith
Vice President - McHenry Bank & Trust

PERSONAL BANKING/OPERATIONS

Pamela L. Bialas
Assistant Vice President

Peter Fidler
Controller

NORTHBROOK BANK & Trust Company
-------------------------------

DIRECTORS
Patrick J. Caruso
Daniel E. Craig
David A. Dykstra
Joel S. Garson
David P. Masters
Hollis W. Rademacher
Penelope J. Randel
Richard C. Rushkewicz
Jeffrey B. Steinback
Todd W. Stetson
Edward J. Wehmer

EXECUTIVE OFFICERS
Edward J. Wehmer
Chairman

Richard C. Rushkewicz
President and CEO

David P. Masters
Executive Vice President/Lending

LOANS

Carolyn Elfering
Manager/Residential Loan

PERSONAL BANKING

Kenneth E. Tremaine
Vice President

FINANCE/OPERATIONS

Edward W. Bettenhausen
Vice President

Rosemarie Mann
Operations Officer


WINTRUST ASSET MANAGEMENT COMPANY
---------------------------------

DIRECTORS
Joseph Alaimo
Bert A. Getz, Jr.
Robert Harnach
Randolph M. Hibben
John S. Lillard
Hollis W. Rademacher
Richard P. Spicuzza
Robert Staley
Edward J. Wehmer
Stanley Weinberger

OFFICERS

Edward J. Wehmer
Chairman

Joseph Alaimo
President & CEO

Maria Bora
Vice President/Lake Forest

Susan Gavinski
Assistant Vice President/
Lake Forest

Matthew Ketchum
Vice President/Lake Forest

Judith McAndrew
Trust Officer/Lake Forest

Anita E. Morris
Vice President/Lake Forest

Laura H. Olson
Vice President/Lake Forest

Virginia Rickmeier
Trust Officer/Lake Forest

Sandra L. Shinsky
Vice President/Lake Forest

Joseph Vanderbosch
Vice President/Lake Forest

Edward Edens
Vice President/Hinsdale

Gerard B. Leenheers
Vice President/Hinsdale

Kevin D. Mitzit
Vice President/Hinsdale

Kay Stevens
Vice President/Hinsdale

Ann Wiesbrock
Vice President/Hinsdale

T. Tolbert Chisum
Managing Director of Marketing/North Shore

Jennifer Czerwinski
Vice President/North Shore

Mary Anne Glunz Martin
Vice President/North Shore

Elizabeth Karabatsos
Trust Officer/North Shore

Jeanette E. Amstutz
Vice President/Barrington

Timothy J. Keefe
Vice President/Barrington

FIRST INSURANCE FUNDING CORP.
-----------------------------

DIRECTORS
Frank J. Burke
David A. Dykstra
Hollis W. Rademacher
Edward J.  Wehmer

EXECUTIVE OFFICERS
Frank J. Burke
President & CEO

Joseph G. Shockey
Executive Vice President

Robert G. Lindeman
Executive Vice President/
Information Technology

FINANCE/MARKETING/OPERATIONS

Michelle H. Perry
Senior Vice President/CFO

Matthew E. Doubleday
Senior Vice President/Marketing

Mark A. Steenberg
Senior Vice President/Operations

Mark C. Lucas
Vice President/Asset Management

G. David Wiggins
Vice President/Loan Origination

James R. McGeary
Vice President/Credit

Helene A. Torrenga
Assistant Vice President

Amy J. Evola
Assistant Vice President


TRICOM, INC. OF MILWAUKEE
-------------------------

DIRECTORS
John Leopold
Julie Ann Blazei
Edward J. Wehmer
David A. Dykstra
Mary Martha Mooney
Katharine V. Sylvester
Hollis W. Rademacher
Dennis Jones

SENIOR STAFF
John Leopold
President

Julie Ann Blazei
Operations and Technology Manager

Mary Jo Heim
Accounting Manager

Linda Walsch
Payroll Services Manager

Laura Dykstra
Client Services Manager

Jodi Schellinger
Cash Management Services Manager

CORPORATE LOCATIONS
------------------------------

WINTRUST FINANCIAL CORPORATION
727 North Bank Lane
Lake Forest, IL 60045
(847) 615-4096
www.wintrust.com


LAKE FOREST BANK & Trust Company

Lake Forest Locations
Main Bank
727 North Bank Lane
Lake Forest, IL 60045
(847) 234-2882
www.lakeforestbank.com

Main Drive-thru
780 North Bank Lane
Lake Forest, IL 60045
(847) 615-4022

West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
(847) 615-4080

West Lake Forest Drive-thru
911 Telegraph Road
Lake Forest, IL 60045
(847) 615-4098

Lake Forest Place
1100 Pembridge Drive
Lake Forest, IL 60045
(847) 615-6620


Lake Bluff
103 East Scranton Avenue
Lake Bluff, IL 60044
(847) 615-4060


Bank of Highwood - Fort Sheridan
507 Sheridan Road
Highwood, IL  60040
(847) 266-7600
www.bankofhwfs.com


MMF Leasing Services
263 East Westminster
Lake Forest, IL 60045
(847) 604-5060


HINSDALE BANK & Trust Company

Hinsdale Locations
Main Bank
25 East First Street
Hinsdale, IL 60521
(630) 323-4404
www.hinsdalebank.com

Drive-thru
130 West Chestnut
Hinsdale, IL 60521
(630) 655-8025


Clarendon Hills Bank
200 West Burlington Avenue
Clarendon Hills, IL 60514
(630) 323-1240
www.clarendonhillsbank.com

ATM Drive-thru
5 South Walker Ave
Clarendon Hills, IL 60514


The Community Bank of Western Springs
1000 Hillgrove Avenue
Western Springs, IL 60558
(708) 246-7100
www.communitybankws.com


NORTH SHORE COMMUNITY BANK & TRUST COMPANY

Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
(847) 853-1145
www.nscbank.com

Drive-thru
720 12th Street
Wilmette, IL 60091

4th & Linden Walk-up
351 Linden Ave
Wilmette IL 60091


Glencoe Locations
362 Park Avenue
Glencoe, IL 60022
(847) 835-1700

Drive-thru
633 Vernon Avenue
Glencoe, IL 60022


Winnetka
794 Oak Street
Winnetka, IL 60093
(847) 441-2265


Skokie
5049 Oakton Street
Skokie, IL 60077
(847) 933-1900


LIBERTYVILLE BANK & TRUST COMPANY

Libertyville Locations
Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
(847) 367-6800
www.libertyvillebank.com

Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
(847) 247-4045

South Libertyville
1167 South Milwaukee Avenue
Libertyville, IL 60048
(847) 367-6800


Wauconda Community Bank
Main Bank
495 West Liberty Street
Wauconda, IL  60084
(847) 487-2500
www.waucondabank.com

Drive-thru
1180 Dato Lane
Wauconda, IL  60084
(847) 487-3770


BARRINGTON BANK & TRUST COMPANY

Main Bank
201 S. Hough Street
Barrington, IL 60010
(847) 842-4500
www.barringtonbank.com

CRYSTAL LAKE BANK
& TRUST COMPANY

Crystal Lake Locations
Main Bank
70 N. Williams Street
Crystal Lake, IL 60014
(815) 479-5200
www.crystallakebank.com

Drive-thru
27 N. Main Street
Crystal Lake, IL 60014

South Crystal Lake
1000 McHenry Avenue
Crystal Lake, IL 60014
(815) 479-5715


McHenry Bank & Trust
3322 West Elm Street
McHenry, IL  60050
(815) 344-6600
www.mchenrybank.com


NORTHBROOK BANK & TRUST COMPANY
Main Bank
1340 Shermer Road
Northbrook, Illinois 60062
(847) 418-2800
www.northbrookbank.com


WINTRUST ASSET MANAGEMENT
COMPANY
727 North Bank Lane
Lake Forest, IL 60045
(847) 234-2882

25 East First Street
Hinsdale, IL 60521
(630) 323-4404

720 12th Street - 2nd Floor
Wilmette, IL 60091
(847) 853-2093

201 S. Hough Street
Barrington, IL 60010
(847) 842-4500


FIRST INSURANCE FUNDING CORP.
450 Skokie Blvd., Suite 1000
Northbrook, IL 60065
(847) 374-3000
www.firstinsurancefunding.com


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


WEBSITE LOCATION
The Company maintains a financial relations internet website at the following location: www.wintrust.com



ANNUAL MEETING OF SHAREHOLDERS
May 24, 2001
Hyatt Deerfield
1750 Lake Cook Road
Deerfield, Illinois
10:00 A.M.


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


PRIMARY MARKET MAKERS FOR WINTRUST FINANCIAL CORPORATION COMMON STOCK
Advest, Inc.
First Union Securities, Inc.
Howe Barnes Investments, Inc.
Keefe, Bruyette & Woods
Sandler O'Neill & Partners
Stifel, Nicolaus & Company, Inc.
U.S. Bancorp Piper Jaffray