Form 10-K, Exhibit 13
period 2002-12-31
WINTRUST FINANCIAL CORP
filed 2003-03-27
CIK 1015328

2002 HIGHLIGHTS - IT WAS QUITE A YEAR
--------------------------------------------------------------------------------

                         WINTRUST FINANCIAL CORPORATION


                             Increased earnings 51%

                    Increased diluted earnings per share 26%

                     Increased our non-interest income 111%

                            Increased net revenue 54%

                           Increased total assets 38%

                          Increased total deposits 33%

                            Increased total loans 27%

                      Net overhead ratio improved to 1.41%

                     Increased return on average assets 10%

                    Increased book value per common share 36%

                   Increased market price per common share 54%

            Enhanced our full-service wealth management capabilities

                         o Wayne Hummer Investments
                         o Wayne Hummer Trust Company
                         o Wayne Hummer Asset Management Company
                         o Lake Forest Capital Management
                         o Wayne Hummer Mutual Funds



We have always had a policy of presenting our goals, objectives and financial results in an up front manner to our shareholders. In this annual report, we are confirming our policy of reporting thoroughly the financial results, accounting policies and objectives of Wintrust Financial Corporation and our operating subsidiaries. We hope you enjoy the report.

                          ----------------------------

All share and per share amounts in this report reflect the 3-for-2 stock split, effected in the form of a 50% stock dividend, declared in January 2002, paid on March 14, 2002 to shareholders of record on March 4, 2002.

SELECTED FINANCIAL TRENDS
--------------------------------------------------------------------------------


                    [TOTAL ASSETS BAR CHART GRAPHIC OMITTED]

                 [EARNINGS PER SHARE BAR CHART GRAPHIC OMITTED]

                     [NET INCOME BAR CHART GRAPHIC OMITTED]

                    [NET REVENUE BAR CHART GRAPHIC OMITTED]

            [BOOK VALUE PER COMMON SHARE BAR CHART GRAPHIC OMITTED]

              [RETURN ON AVERAGE EQUITY BAR CHART GRAPHIC OMITTED]


Note: All share and per share amounts in this annual report reflect the 3-for-2 stock split, effected in the form of a 50% stock dividend, declared in January 2002, paid on March 14, 2002 to shareholders of record on March 4, 2002.

SELECTED FINANCIAL HIGHLIGHTS

All share and per share amounts reflected in this annual report reflect the 3-for-2 stock split, effected in the form of a 50% stock dividend, declared in January 2002 and paid on March 14, 2002.

                                                                                Years Ended December 31,
                                                    ---------------------------------------------------------------------------
                                                      2002           2001           2000            1999           1998
                                                    ---------------------------------------------------------------------------
                                                                    (dollars in thousands, except per share data)
SELECTED FINANCIAL CONDITION DATA
   (AT END OF YEAR):
     Total assets                                    $  3,721,555    $ 2,705,422     $ 2,102,806    $ 1,679,382   $ 1,348,048
     Total loans                                        2,556,086      2,018,479       1,547,596      1,270,126       974,031
     Total deposits                                     3,089,124      2,314,636       1,826,576      1,463,622     1,229,154
     Notes payable                                         44,025         46,575          27,575          8,350             -
     Subordinated note                                     25,000              -               -              -             -
     Federal Home Loan Bank advances                      140,000         90,000               -              -             -
     Long term debt-- trust preferred securities           50,894         51,050          51,050         31,050        31,050
     Total shareholders' equity                           227,002        141,278         102,276         92,947        75,205
-------------------------------------------------------------------------------------------------------------------------------

SELECTED STATEMENTS OF OPERATIONS DATA:
     Net interest income                             $     98,128    $    74,014     $    61,000    $    47,734   $    36,764
     Net revenue                                          158,800        102,812          79,306         57,542        44,839
     Net income                                            27,875         18,439          11,155          9,427         6,245
     Net income per common share - Basic                     1.71           1.34            0.85           0.76          0.51
     Net income per common share - Diluted                   1.60           1.27            0.83           0.73          0.49
     Cash dividends declared per common share                0.12           0.093           0.067             -             -
-------------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios:
     Net interest margin                                     3.34%          3.49%           3.66%          3.54%         3.43%
     Core net interest margin (1)                            3.51           3.73            3.91           3.75          3.50
     Non-interest income to average assets                   1.89           1.24            0.99           0.66          0.69
     Non-interest expense to average assets                  3.30           2.83            3.12           2.65          3.04
     Net overhead ratio (2)                                  1.41           1.59            2.13           2.00          2.36
     Efficiency ratio (3)                                   66.41          63.66           72.33          68.63         79.75
     Return on average assets                                0.87           0.79            0.60           0.63          0.53
     Return on average equity                               14.76          15.24           11.51          11.58          8.68

     Average total assets                         $     3,212,467    $ 2,328,032     $ 1,853,582    $ 1,496,566   $ 1,177,745
     Average total shareholders' equity                   188,849        120,995          96,918         81,381        71,906
     Ending loan-to-deposit ratio                            82.7%          87.2%           84.7%          86.8%         79.2%
     Average loans to average deposits ratio                 88.5           87.4            87.7           86.6          80.1
     Average interest earning assets to
       average interest bearing liabilities                109.86         109.35          107.24         106.96        108.92

Asset Quality Ratios:
     Non-performing loans to total loans                     0.49%          0.64%           0.63%          0.55%         0.56%
     Non-performing assets to total assets                   0.34           0.48            0.46           0.41          0.45
     Allowance for loan losses to:
       Total loans                                           0.72           0.68            0.67           0.69          0.72
       Non-performing loans                                146.63         105.63          107.75         126.10        129.66

Common Share Data at end of year:
     Market price per common share                $         31.32  $       20.38   $       10.63  $       10.17 $       13.09
     Book value per common share                  $         13.19  $        9.72   $        7.92  $        7.06 $        6.15
     Common shares outstanding                         17,216,270     14,531,665      12,921,592     13,156,207    12,224,919

Other Data at end of year:
     Number of:
       Bank subsidiaries                                        7              7               7              6             6
       Non-bank subsidiaries                                    7              3               3              3             2
       Banking offices                                         31             29              28             24            21
-------------------------------------------------------------------------------------------------------------------------------

(1) The core net interest margin excludes the interest expense associated with the Company's Long-Term Debt -- Trust Preferred Securities.
(2) The net overhead ratio is calculated by netting total non-interest expense and total non-interest income and dividing by that period's total average assets. A lower ratio indicates a higher degree of efficiency.
(3) The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenues (less securities gains or losses). A lower ratio indicates more efficient revenue generation.

-------------------------------------------------------------------------------------------------------------------------------

TO OUR FELLOW SHAREHOLDER,
--------------------------------------------------------------------------------

Welcome to Wintrust Financial Corporation's seventh annual report. And thank you for being a shareholder.


WHO WE ARE . . . AND HOW WE HAVE GROWN
For those of you new to Wintrust, here's a brief resume of our growing organization:

              [NUMBER OF BANK FACILITIES BAR CHART GRAPHIC OMITTED]


   o It all began in 1991 when we launched a de novo community bank in Lake Forest, Illinois--no customers, no assets, but a lot of dreams.
   o We became a publicly traded company in 1996.
   o And we are now a $3.7 billion financial services holding company.
   o We provide commercial and community banking services to approximately 60,000 customer households via our seven bank charters and 32 banking facilities located in some of the most affluent suburban markets in Chicago.
   o Through our Wayne Hummer Companies we provide wealth management services to approximately 20,000 customer households, including retail brokerage, asset management, trust services, proprietary mutual funds, annuities and a wide array of other financial products.
   o We also augment our earning assets and fee revenue through a number of non-bank businesses and bank asset niches including First Insurance Funding's premium finance business, Tricom's payroll funding and processing business for the temporary staffing industry, Lake Forest Bank's MMF Leasing, Hinsdale Bank's mortgage warehousing and indirect auto lending, Barrington Bank's Community Advantage condominium association lending, and Crystal Lake Bank's NorthAmerican Aviation Finance aircraft lending.


A QUICK OVERVIEW
2002 was again a very good year for our young organization and its growing family of companies. Through our continuing de novo bank expansion, wealth management acquisitions, and successful loan generation efforts, we have achieved solid growth in assets (up $1.0 billion or 38%), loans (up $538 million or 27%), and non-interest income (up 111% for the year).

We achieved record net revenue levels (54% increase versus 2001) while positioning our organization for the future. Net interest income increased by one third. And non-interest income, which now accounts for 38% of revenue, more than doubled for the year. This diversification of our revenue stream is important to position the firm to weather changing economic conditions.

While eleven rate cuts by the Federal Reserve in 2001 and one additional cut in November of 2002 have reduced loan rates to record lows and squeezed our net interest margin, our balance sheet is now positioned to benefit from eventual future rate increases. This strategy reduced our interest margin and earnings somewhat in 2002, but we think it positions us well for the future.

We achieved this growth while managing to reduce non-performing assets from 0.48% of total assets in 2001 to 0.34% of total assets in 2002. In an economic time where many banks are struggling with bad loans, our conservative approach and diligence in pursuing past due loans continues to result in a better non-performing loan level then our peer group.

                        [LOANS PIE CHART GRAPHIC OMITTED]

As a result of all of the above, our earnings grew 51% for the year. And this makes us, once again, one of the fastest growing financial services groups in the U.S. in terms of assets and earnings.

             [TOTAL SHAREHOLDERS' EQUITY BAR CHART GRAPHIC OMITTED]


We accomplished these earnings levels even as we began to invest in building the infrastructure required to grow our wealth management capabilities. In February 2002 we completed the acquisition of a venerable Chicago wealth management brand, Wayne Hummer. Wayne Hummer is the oldest brokerage firm in Chicago and their expertise nicely complements our own trust and banking capabilities. And in December 2002 we reached an agreement to acquire Lake Forest Capital Management, a Lake Forest-based asset management firm. This acquisition closed in February 2003.

The opportunities to grow Wintrust's wealth management services are enormous as we 1) expand the Wayne Hummer brand name and capabilities across metropolitan Chicago and 2) distribute Wayne Hummer's products and services to customers of our community banks which are located in some of the most affluent suburban markets in Chicago. Our long-term goal is to be the best wealth management services provider in the Chicago area.

Needless to say, Wintrust is well positioned for 2003 and beyond.

And the market place must agree. Our stock price increased 54% for the year and closed 2002 at $31.32.


THANK YOU, THANK YOU, THANK YOU
It is our tradition (and rightly so) to start off by thanking all of our dedicated employees who continue to provide our customers with the best service around, bar none. At the end of the day, this is the most important thing we do-take care of our customers' needs. And to our clients-banking, investment, trust, premium finance, employment agencies-we thank you for allowing us to assist with your financial affairs. And to our more than 100 directors of Wintrust Financial Corporation and our subsidiaries, we would like to thank you for your leadership. And finally to our shareholders, we'd like to thank you for keeping us focused on what we do best-profitably growing our franchises by delivering our unique brand of superior customer service and products uniquely targeted to meet local needs.

CORPORATE GOVERNANCE AND A
SPECIAL THANKS TO OUR RETIRING DIRECTORS
In response  to extreme  failures in  corporate  governance  of a few large U.S.
corporations, Congress enacted the Sarbanes-Oxley Act of 2002 and the Nasdaq proposed rules relating to corporate governance for its members. Wintrust is proud to say that we have a solid foundation of corporate governance and the new governance requirements will not significantly impact our method of governing your Company. A majority of our directors were considered independent before the new rules were enacted, and we will obviously continue with a majority of independent directors serving on our board. Our Compensation and Nominating Committee and our Audit Committee are and will continue to be comprised solely of independent directors.

We are making some changes to enhance our governance process. The Board and its committees routinely convened executive sessions without management present but we now require such executive sessions to be held at each meeting of the Board and its committees. At each meeting, the Board also convenes an executive session exclusively with independent directors. The functions of our Compensation and Nominating Committee will be realigned into two separate committees: a Compensation Committee and a Corporate Governance Committee. The Board also decided that a 24-member board was too large to operate effectively, and the Board was reduced to 14 members in March 2003.

We would like to thank Joseph Alaimo, William C. Graft, Raymond L. Kratzer, Dorothy M. Mueller, Christopher J. Perry, Penelope J. Randel, Peter P. Rusin, John N. Schaper, Katharine V. Sylvester, Larry V. Wright, Maurice F. Dunne, Jr. (Emeritus) and Lemuel H. Tate (Emeritus), all of whom retired from our Board in 2002 or in early 2003. Their guidance and leadership were greatly appreciated. Their input and counsel clearly were vital to our success and our positioning for further growth.


"I  COULDN'T  DO THAT?  COULD YOU DO THAT?  HOW CAN THEY DO THAT?  WHO ARE THOSE
GUYS?"
This famous line from the 1969 movie classic, Butch Cassidy and the Sundance Kid, captures some of the pride we have in our employees' accomplishments. Through their hard work and superior local marketing strategies, our community banks have achieved a leadership market share position in all of our mature markets. Not bad considering all of these banks started life with no customers and no deposits not very many years ago.


                [ASSET GROWTH BY BANK LINE CHART GRAPHIC OMITTED]


--------------------------------------------------------------------------------
                                              DEPOSIT
                                              MARKET
                                 INITIAL      SHARE
                BANK             OPENING       RANK*
--------------------------------------------------------
1. Lake Forest Bank & Trust       12/91    2 (out of 7)
2. Hinsdale Bank & Trust          10/93    2 (out of 14)
3. North Shore Community
     Bank & Trust                 09/94    1 (out of 9)
4. Libertyville Bank & Trust      10/95    1 (out of 8)
5. Barrington Bank & Trust        12/96    2 (out of 8)
6. Crystal Lake Bank & Trust      12/97    2 (out of 13)
7. Northbrook Bank & Trust        11/00    5 (out of 11)
================================================================================
*FDIC depositmarket share as of June 30, 2002

In our sixth full year as a public company, we continued to execute our strategic plan and improved our performance measurements. Through our continued expansion, aggressive sales and marketing efforts, and select acquisitions, we have been able to achieve something that few financial services groups around the country can boast about these days--compound growth rates in assets, revenues and earnings that consistently exceed our peer group.

--------------------------------------------------------------------------------
                                              COMPOUND GROWTH RATES
                                   1 YEAR   2 YEAR   3 YEAR   4 YEAR   5 YEAR
                                   ------------------------------------------
Total Assets                        37.6%   33.0%    30.4%    28.9%    28.7%
Total Loans                         26.6%   28.5%    26.3%    27.3%    29.5%
Total Deposits                      33.5%   30.0%    28.3%    25.9%    27.5%
Total Revenue                       54.5%   41.5%    40.3%    37.2%    38.0%
Net Income                          51.2%   58.1%    43.5%    45.4%    41.9%
Earnings Per Share                  26.0%   38.8%    29.9%    34.4%    32.0%
================================================================================

Stifel, Nicolaus & Company, a respected market maker, publishes quarterly data for the 65 bank holding companies they regularly track. Their most recent analysis once again ranks Wintrust's five year annual compound growth rate in earnings per share performance in the top two of those bank holding companies that they track.

             [NET REVENUE GROWTH BY BANK LINE CHART GRAPHIC OMITTED]


While some banks and financial services groups are successful in growing earnings, by consolidating and shrinking operations, or growing assets with significantly reduced earnings or lowered share price due to acquisitions, few have been able to simultaneously grow both earnings and assets at the levels we have achieved. And not only for a one year period, but consistently during our young life as a public company.


ACCELERATING EARNINGS GROWTH

             [NET INCOME GROWTH BY BANK LINE CHART GRAPHIC OMITTED]

Our earnings are accelerating as our portfolio of young banks mature and we continue to reap the benefits of being an asset-driven organization. Past trends indicate that this earnings acceleration should continue for a number of reasons.

In reviewing historical trends, we have generally been able to grow our recently introduced banks at relatively the same historical rate as we grew our initial banks. That is because we use the same proven "recipe" for starting and growing each of our banks--local decision making and aggressive share-building marketing. And the earnings performance of our young banks is also enhanced as our banks mature and grow into their infrastructure. We have also been able to continue to grow our mature banks by adding de novo branches in new markets and improving their market penetration in existing markets.

We fully expect that our young banks will follow the same improving trend lines (assets, revenues, and earnings) as their more mature siblings. And our ability to now cross-sell wealth management services and add this non-interest income should further improve Wintrust's overall performance.


WHAT COMES NEXT
Please enjoy the remainder of our 2002 Annual Report, which highlights the following areas:

o    Overall Financial Performance
o    Wintrust Financial Corporation Locations
o    An Update On Our Banking Companies
o    An Update On Our Wealth Management Companies
o    An Update On Our Other Companies
o    Growth and Earnings Strategies for the Future
o    Our Customer-First Philosophy
o    Consolidated Financial Statements
o    Notes to Consolidated Financial Statements
o    Report of Independent Auditors
o    Management's Discussion and Analysis
o    Directors & Officers
o    Corporate Locations
o    Corporate Information

SUMMARY
In summary, we are pleased with the Company's results in 2002. It again was a very good year in terms of executing our strategy of balancing growth of the balance sheet with growth in earnings. We are excited about our opportunities, especially in the area of wealth management.

We continue to be grateful for your support of our organization and are enthusiastic about making 2003 and the years ahead even better.

Thank you again for being a shareholder and supporting our business.

Sincerely,







                             /s/ John S. Lillard
                             John S. Lillard
[PORTRAIT OMITTED]           Chairman






                             /s/ Edward J. Wehmer
                             Edward J. Wehmer
[PORTRAIT OMITTED]           President & Chief Executive Officer





                             /s/ David A. Dykstra
                             David A. Dykstra
[PORTRAIT OMITTED]           Senior Executive Vice President & Chief
                             Operating Officer

OVERALL FINANCIAL PERFORMANCE
--------------------------------------------------------------------------------

In 2002 we again achieved  record earnings as we pushed through the $3.7 billion
asset  level.   Here  is  an  overview   summarizing  our  financial  and  other
accomplishments during the year:

                   [TOTAL DEPOSITS BAR CHART GRAPHIC OMITTED]

o Wintrust generated record earnings for the year with net income of $27.9 million in 2002 compared with $18.4 million in 2001, an increase of 51%;
o On a year-to-date basis, net income per diluted common share totaled $1.60 compared to the $1.27 reported in 2001, a 26%. The lower growth rate in the earnings per share as compared to net income was primarily due to the issuance of 762,742 shares in conjunction with the February 2002 acquisition of the Wayne Hummer Companies and the issuance in a secondary public offering of 1,362,750 additional shares of common stock in June and July of 2002 through an underwritten offering;
o Return on average equity for 2002 stood at 14.8%, down slightly from last year's 15.2% due to the issuance of additional shares;
o Total assets grew to $3.7 billion as of December 31, 2002, an increase of $1.0 billion, or 38%, compared to a year ago;
o Total deposits rose to $3.1 billion as of year-end 2002, an increase of $774 million, or 33%, compared to December 31, 2001;
o Total loans reached $2.6 billion as of December 31, 2002, an increase of $538 million, or 27%, compared to a year ago;
o On February 20, 2002, we completed the acquisition of Wayne Hummer Investments, LLC and Wayne Hummer Asset Management Company. Also, in December 2002, Wintrust announced the signing of an agreement to acquire Lake Forest Capital Management Company based in Lake Forest, Illinois. We closed on this acquisition in February 2003. These acquisitions provide Wintrust with the wealth management services our customers need and non-interest income that helps diversify revenues.

                   [TOTAL NET LOANS BAR CHART GRAPHIC OMITTED]

OUR "RUN RATE" IS EVEN BETTER
As a relatively young financial services group that continues to grow our earnings on a sequential quarter basis, just looking at "total year" results understates our potential performance. If we annualize our fourth quarter's earnings, we would generate net income in 2003 of $31.7 million. This would represent a 14% increase over 2002 results, before expected improvements. If we were to factor in expected growth, which is reasonable given our track record and the continued maturation of our young franchise, it would appear that the trends are in place for Wintrust to have another strong year in 2003.


HOW DID WE DO VERSUS OUR GOALS?
At Wintrust, we set aggressive goals and evaluate our performance versus those goals. Progressing towards these financial goals over the next few years will make our Company a high performing bank. In 2002, we made good progress towards achieving most of these goals and expect continued improvement as our young franchises--the community banks and our other subsidiaries--grow, mature and integrate. Some highlights include:

o Our core net interest margin contracted 22 basis points in 2002 versus year ago and 40 basis points from 2000, primarily due to compression of rates, our desire to maintain an asset-sensitive balance sheet, and the nature of community banking. However, we are positioned well for expected future rate increases;

o Our net overhead ratio, a measure of operating efficiency, improved to 1.41% for the year, compared to 1.59% in 2001;
o Return on average assets improved to 0.87% for the year, compared to 0.79% for 2001; and
o Non-performing assets were reduced to 0.34% of total assets at year-end, compared to 0.48% at year-end 2001.


Performance Measurements
--------------------------------------------------------------------------------
                              Our                Year ended 12/31,
                                           -------------------------------------
                              Goal            2002     2001     2000
                             ---------------------------------------------------
Core Net Interest Margin (1)    4 - 4.5%      3.51%    3.73%    3.91%

Net Overhead Ratio            1.5 - 2.0%      1.41%    1.59%    2.13%
Return on Average
   Equity                      20 -  25%      14.76%  15.24%   11.51%
Return on Average
   Assets                           1.5%       0.87%   0.79%    0.60%
Earnings per Diluted
   Common Share                               $1.60   $1.27    $0.83
Non-Performing Assets
   as a Percent of Total Assets                0.34%   0.48%    0.46%
--------------------------------------------------------------------------------
(1) By definition, our Core Net Interest Margin excludes the impact of interest expense associated with the Company's Trust Preferred Securities offerings.

                 [NET INTEREST MARGIN BAR CHART GRAPHIC OMITTED]


POSITIONING TO IMPROVE OUR CORE INTEREST MARGIN AND FEE INCOME
Despite 2002's economic weaknesses and the current low interest rate environment, net interest income totaled $98.1 million, an increase of 33% compared to 2001. The increase in net interest income was fueled by consistent strong loan growth throughout the year, but dampened by a 22 basis point decline in the core net interest margin for 2002.

During 2001, the Federal Reserve Bank cut short-term interest rates eleven times, resulting in a decrease in short-term rates totaling 475 basis points. In 2002, the Federal Reserve cut rates one additional time, resulting in another 50 basis point drop in short-term borrowing rates. Compression resulted when deposit rates could not be reduced in the same magnitude due to the low rate already paid on certain deposit accounts. However, the Company has positioned its balance sheet to benefit from expected future rising interest rates while mitigating the impact of any further rate cuts.

                 [NET OVERHEAD RATIO BAR CHART GRAPHIC OMITTED]

Non-interest income totaled $60.7 million in 2002, more than doubling in size over the 2001 level of $28.8 million. The primary contributor to this increase was the additional fees realized from the asset management and brokerage services of the recently acquired Wayne Hummer Companies. Fees on mortgage loans sold was another major contributor to the increase in non-interest income. One of our strategies is to diversify our revenue sources so we can weather any adverse economic condition that may impact a sector of our operations. With the 2002 improvements in non-interest income, you can plainly see the results of this effort.


RECOVERY OF A LOSS
In the first quarter of 2002, as a result of continuing efforts to obtain recovery of a loss recorded in 2000, we were able to secure proceeds of $1.25 million (in pre-tax dollars) as a partial settlement in the matter. The recovery relates to a loss that we recorded in the third quarter of 2000 where we recognized a one-time charge of $4.5 million to our pre-tax earnings. The charge was attributable to the discovery of a series of fraudulent loan transactions at the

Company's premium finance subsidiary perpetrated by and isolated to one independent insurance agency. We are pleased with the progress to date and will continue our efforts to seek further recovery.

            [GROWTH IN NON-INTEREST INCOME BAR CHART GRAPHIC OMITTED]

ASSET QUALITY--GOOD AND EVER
DILIGENT
Maintaining good credit quality is extremely important to overall profitability. To that end, we are pleased to report that non-performing asset levels remain relatively low. And despite adding $538 million of new loans to our balance sheet, our non-performing assets actually decreased in 2002. Non-performing assets totaled $12.6 million, or 0.34% of total assets, at December 31, 2002, reflecting a decrease from the year ago level of $13.1 million, or 0.48% of total assets. The level of non-performing assets in the Company's loan portfolio remains low and manageable. However, we continue to be diligent in monitoring of our loans.

While you read about many other banks experiencing higher levels of problem loans, our conservative lending strategy is resulting in a low level of non-performing assets. In fact, only a small number of credits comprise the non-performing loan total related to our general banking portfolio. The small number of such non-performing loans allows management to effectively monitor the status of these credits. Careful underwriting of loans and diversification of credit risks contribute to the low level of problem loans.

               [STOCK PRICE COMPARISON BAR CHART GRAPHIC OMITTED]


RAISED $36.5 MILLION IN NEW CAPITAL
In mid-June, we announced the closing of an underwritten offering of 1,185,000 shares of common stock at a price of $28.70 per share. We also granted the underwriters of the offering a 30-day over-allotment option to purchase up to an additional 177,750 shares, which was also exercised. Net proceeds, after commissions and costs, to the Company of approximately $36.5 million is being used to increase the capital at our existing banks, to pursue growth opportunities (internal, additional de novo locations and possible acquisitions) and for general corporate purposes.

We always consider shareholder value and returns while managing this organization. Accordingly, we take the issuance of additional capital seriously because of the potential dilutive effects of such issuance. Prior to the recent common stock offering, the Company's growth in deposits, loans and assets had fully utilized our existing capital base. We needed to raise the additional capital in order to continue to grow our franchise in a marketplace that still favors our style of personalized service and products.

The additional equity has helped to increase the liquidity of our stock in the marketplace and raised our market capitalization to the $500 million level. We are very pleased with the results of the offering and pledge to utilize the additional capital in an effective manner.


A STOCK SPLIT TO IMPROVE LIQUIDITY
In January 2002 our Board of Directors declared a 3-for-2 stock split of the Company's common stock effected in the form of a 50% stock dividend, paid on March 14, 2002, to shareholders of record as of March 4, 2002. This was our first stock split and was designed to improve the liquidity of the Company's stock.


AND MORE DIVIDENDS
In January and July of 2002, our Board of Directors approved semi-annual cash dividends of $0.06 per share of outstanding common stock. The dividends were paid in February and

August. The annual total of $0.12 per share was 29% higher than the dividend paid in 2001.

And in January 2003, our Board of Directors approved a semi-annual cash dividend of $0.08 per common share outstanding. The dividend was paid on February 20, 2003 to shareholders of record as of February 6, 2003. This cash dividend, on an annualized basis, represents a 33% increase over the per share common stock dividends paid during 2002.

Although we have increased the dividend rate every year since we initiated payment of dividends, as a growing company we continue to retain approximately 90% of our earnings to fund future growth and to build our franchise.

         [WINTRUST FINANCIAL CORPORATION LOCATIONS MAP GRAPHIC OMITTED]

AN UPDATE ON OUR BANKING COMPANIES
--------------------------------------------------------------------------------

OUR COMMUNITY BANKS
In total we now have 32 banking facilities serving 21 suburban Chicago communities. Here is our updated, and ever growing, list:

Bank/Branch                                Initial Opening
1.   Lake Forest Bank & Trust (LFB&T)-Main           12/91
2.   LFB&T-Lake Forest Drive-Through                  4/93
3.   LFB&T- Lake Bluff                               12/94
4.   LFB&T- West Lake Forest                          5/95
5.   LFB&T- West Lake Forest Drive-Through            4/96
6.   LFB&T-Bank Of Highwood-Fort Sheridan             2/00
7.   LFB&T-Highland Park Bank & Trust                 6/02
8.   Hinsdale Bank & Trust (HB&T)-Main               10/93
9.   HB&T-Hinsdale  Drive-Through                    10/95
10.  HB&T- Clarendon Hills Bank                       7/96
11.  HB&T- The Community Bank of
      Western Springs                                11/97
12.  HB&T--Riverside Bank                             1/02
13.  North Shore Community Bank &
      Trust (NSCB&T)-Wilmette                         9/94
14.  NSCB&T-Glencoe                                  10/95
15.  NSCB&T-Wilmette Drive-Through                   11/95
16.  NSCB&T-Winnetka                                  5/96
17.  NSCB&T-Glencoe Drive-Through                     3/98
18.  NSCB&T-Wilmette 4TH & Linden                     4/98
19.  NSCB&T-Skokie                                    9/99
20.  Libertyville Bank & Trust (LB&T)-Main           10/95
21.  LB&T-Libertyville Drive-Through                 10/95
22.  LB&T-South Libertyville                         10/98
23.  LB&T-Wauconda Community Bank-
       North Drive-Through                            5/00
24.  LB&T-Wauconda Community Bank-Main                7/00
25.  Barrington Bank & Trust (BB&T)-Main             12/96
26.  BB&T-Hoffman Estates Community Bank              9/01
27.  Crystal Lake Bank & Trust (CLB&T)-Main          12/97
28.  CLB&T-Crystal Lake Drive-Through                 4/99
29.  CLB&T-South Crystal Lake                         9/99
30.  CLB&T-McHenry Bank & Trust                       2/01
31.  CLB&T-Cary Bank & Trust                          1/03
32.  Northbrook Bank & Trust (NB&T)                  11/00

Each of our seven community banks posted record levels in assets, deposits, loans and improvements in earnings in 2002. Congratulations to our Wintrust community bankers! In recognition of the outstanding performance of our subsidiary management teams and board members, we wanted to include a short update on their achievements in 2002 and plans for 2003.


LAKE FOREST BANK & TRUST
Lake Forest Bank & Trust(R) (LFB&T), which celebrated its 11th anniversary in 2002, reached $897 million in assets, an increase of $194 million, or 28%, over 2001, a strong growth rate for the most mature Wintrust community bank. LFB&T generated a 1.77% return on average assets in 2002.

LFB&T operates seven banking facilities in Lake Forest, West Lake Forest, Lake Bluff, Highwood and Highland Park. FDIC data as of June 30, 2002 indicated that LFB&T had the #2 market share in deposits in Lake Forest and was also #2 in Lake Bluff. The Bank of Highwood-Fort Sheridan(R), a branch of LFB&T that we opened in 2000, now has the #1 deposit share in that market. Our newest branch, Highland Park Bank & Trust(R) (HPB&T), is off to a great start, despite opening in a temporary location without a drive-through.

In 2003, we plan to start construction on a new main bank facility with a drive-through facility for HPB&T and a drive through for Lake Bluff. We will also be reconfiguring space at our main bank in downtown Lake Forest and our West Lake Forest facility to handle the expanding Wayne Hummer presence.

                          [ADVERTISING GRAPHIC OMITTED]

HINSDALE BANK & TRUST
Hinsdale Bank & Trust(R) (HB&T), which will be celebrating its 10th anniversary in October 2003, reached $642 million in assets, an increase of $129 million from 2001. HB&T operated with an efficient 1.41% net overhead ratio and generated a 1.16% return on average assets in 2002.

HB&T operates five banking facilities in Hinsdale, Clarendon Hills (Clarendon Hills Bank(R)), Western Springs (The Community Bank of Western Springs(R)), and Riverside. Our newest branch, Riverside Bank(TM), opened in January 2002. As of June 30, 2002, FDIC data indicated that HB&T had grown to be the #2 bank in its original market area based on deposits and again won the local newspaper's award for the best bank in the area. HB&T continues to generate additional loans and fee income from their mortgage warehouse and indirect auto operations.

HB&T has one new branch location and a Hinsdale train station ATM location planned in 2003. A full service Wayne Hummer office has been established on the second floor of the main Hinsdale Bank and is now fully staffed with investment, asset management and trust professionals.

                          [ADVERTISING GRAPHIC OMITTED]

NORTH SHORE COMMUNITY
BANK & TRUST
North Shore Community Bank & Trust(R) (NSCB&T), which was opened eight years ago, reached $771 million in assets in 2002, an increase of $208 million, or 37%, over the prior year. NSCB&T operated with a respectable 1.17% net overhead ratio and generated a 0.82% return on average assets.

NSCB&T operates seven banking facilities in Wilmette, Winnetka, Glencoe, and Skokie. NSCB&T has now grown to be the #1 bank in its initial market area, Wilmette, and #2 in Glencoe according to FDIC data for the 12 months ending June 30, 2002.

In early 2003, we will be opening a new full service facility with a drive-through in southern Skokie. NSCB&T has also purchased property for an eighth branch location.


LIBERTYVILLE BANK & TRUST
Libertyville Bank & Trust(R) (LB&T), which opened in October 1995, reached $479 million in assets in 2002, an increase of $124 million, or 35%, from 2001. LB&T operated with a 1.16% net overhead ratio, much better than the Wintrust and peer average, and generated a 0.98% return on average assets.

LB&T operates five banking facilities, three located in Libertyville and two in Wauconda (Wauconda Community Bank). In 2002, Wauconda Community Bank(R) moved into our beautiful new permanent facility right across the street from our key big bank competitor. As of June 30, 2002, FDIC data indicated that, based on deposit share, LB&T was the #1 bank in Libertyville and the #2 bank in Wauconda.

LB&T will be completing construction on a new full service facility with drive-through in South Libertyville. We are also in the process of identifying a location and purchasing property for one new branch location in 2003.


BARRINGTON BANK & TRUST
Barrington Bank & Trust(R) (BB&T), which was opened six years ago, reached $447 million in assets in 2002, an increase of $133 million, or 42%, over a year ago. BB&T operated with a 1.52% net overhead ratio, and generated a 0.77% return on average assets-impressive for a relatively young bank.

BB&T operates two banking facilities, a main bank in Barrington and a branch facility in Hoffman Estates named Hoffman Estates Community Bank(R). As of June 30,

2002, FDIC data indicated that BB&T has grown to be the #2 bank in Barrington based on deposit levels. Community Advantage(R), BB&T's condominium association lending division, continues to establish itself as the market leader in the Chicago metropolitan area.

BB&T is in the process of identifying a new branch location in 2003.

                          [ADVERTISING GRAPHIC OMITTED]

CRYSTAL LAKE BANK & TRUST
Crystal Lake Bank & Trust(R) (CLB&T), which has been opened for five years, reached $297 million in assets in 2002, an increase of $113 million, or 61%, over 2001. CLB&T operated with a 1.50% net overhead ratio, and generated a 0.49% return on average assets.

                    [CARY BANK & TRUST LOGO GRAPHIC OMITTED]


CLB&T now operates five banking facilities in Crystal Lake, South Crystal Lake, McHenry, and Cary. In 2002, McHenry Bank & Trust(R) moved into their spacious new permanent facility with drive-through service. And Cary Bank & TrustTM, which opened it doors in January 2003, now services the Cary and Fox River Grove markets. By the end of 2002, CLB&T has now grown to be the #2 bank in its primary market according to FDIC data for the 12 months ending June 30, 2002.

                          [ADVERTISING GRAPHIC OMITTED]

Cary Bank & Trust is off to a great start, despite opening in a small temporary facility. A new permanent facility with a drive-through on the same property as our temporary facility is under construction and should be ready for opening in late 2003.


NORTHBROOK BANK & TRUST
Northbrook Bank & Trust(TM) (NB&T), which was opened in late 2000, reached $185 million in assets in 2002 as we celebrated our second birthday, an increase of $100 million, or 116%, over year ago. This would make NB&T one of the fastest growing Wintrust banks ever. NB&T operated with a 1.58 net overhead ratio, and generated a 0.33% return on average assets--terrific numbers for such a young bank.

NB&T has purchased property for a new branch and is also actively scouting other potential branch locations.

AN UPDATE ON OUR WEALTH MANAGE MANAGEMENT COMPANIES
--------------------------------------------------------------------------------

WAYNE HUMMER . . . WELCOME TO THE FAMILY
In February 2002, we announced the completion of our acquisition of the Chicago-based Wayne Hummer Investments LLC, Wayne Hummer Management Company and Focused Investments LLC, a third party marketer of financial services to community banks.

As Chicago's oldest brokerage firm continuously operated using the same brand name, Wayne Hummer has seventy-one years of history providing financial services to individuals and institutions. The venerable Wayne Hummer brand name is well respected in Chicago and the Midwest.

                      [WAYNE HUMMER LOGO GRAPHIC OMITTED]

ONE BRAND NAME, WAYNE HUMMER
In May, we formally changed the name of our Wintrust Asset Management Company to Wayne Hummer Trust Company (WHTC), thus unifying all of our wealth management services under the Wayne Hummer brand name. Three Wayne Hummer companies will provide this full array of wealth management services:

   o Wayne Hummer Investments, LLC
   o Wayne Hummer Trust
     Company
   o Wayne Hummer Asset
     Management Company

                          [ADVERTISING GRAPHIC OMITTED]

We are developing new integrated marketing materials that will bring together our brokerage, trust and asset management services under the Wayne Hummer brand name. And we are designing a new integrated marketing campaign to increase our brand awareness in the Chicago area and to further build Wayne Hummer brand equity.


TREMENDOUS GROWTH OPPORTUNITY
The Wayne Hummer transaction is a win-win situation for both companies, and more importantly, for our customers. Wayne Hummer clients will now have access to the banking, trust and expanded asset management services that other Wintrust companies offer.

And as we expand Wayne Hummer distribution to our banks, our bank customers will have access to wealth management services via their hometown bank. We now can provide a full range of wealth management services--including banking, brokerage, trust administration, asset management, and one-stop-shopping for these services at their hometown bank.

This represents a sizeable growth opportunity for us. We have almost 60,000 bank customer households in some of the most affluent markets in the Midwest. Many of these bank customers have significant investment and trust needs, but as of now, less than 1% of those customer households use any of our Wayne Hummer Companies to meet these needs. The cross-selling opportunities for providing wealth management services to our bank customers are tremendous.

We have plans to eventually double the size of Wayne Hummer's sales force and will be adding additional office space to accommodate this change. We are also broadening our product offerings and adding technologically advanced desktop financial solutions for our sales force. At a time when other brokerage firms are retreating, we are going on the offensive. Our ultimate goal is to be the best wealth management firm in the Chicago area.


UNIQUE UNIFIED SALES AND SERVICE
Our strategy for selling investment services in our banks is a little different than the strategy used by most banks. We plan to hire experienced outside brokers who have an established customer following and bring them into our banks. For the most part, these would be brokers who are tired of the big brokerage house routine, who want to work in the same town in which they live, and who want to be part of the fast growing and successful Wintrust team.

These new brokers have established client followings and will be the key customer contact for selling not only our brokerage services, but trust and asset management as well. This creates a fully unified sales and service approach. These new brokers will work along side our current trust and asset management staff and thereby form a full service Wayne Hummer team at each of our banks. For the most part, these teams will reside on the second or third floor of our banks to deliver wealth management services to our clients in a more exclusive environment.


NEW SALES AND MARKETING TOOLS
We will soon be adding Wayne Hummer signage to our community bank doors and free standing Wayne Hummer kiosks in visible locations on the first floor of our banks. These kiosks will be "silent salesmen" for Wayne Hummer and will include logo, products and services offered, name of contact, business cards, broker profiles, seminar announcement, racks for brochures, our Market Letter, and reprints of recent ads and articles.

We are also investing in our downtown Chicago Wayne Hummer office to improve the sales and marketing tools available. On the sales side, broker desktops will be enhanced so that they have state-of-the-art tools available to them and their clients. Offices and workspaces will be added and improved. Wayne Hummer signage on the outside of the 300 S. Wacker Drive building is being investigated. A new phone center is being planned. And a new cash management account will soon be launched.

On the marketing side a new video is in production, as is a Co-op Advertising Tool Kit, a library of PowerPoint presentations, and an upgraded Market Letter. We have hired an outside PR firm to help build our Wayne Hummer brand awareness and brand equity via a national and Chicago media relations program. We are also developing a Chicago area brand advertising campaign for Wayne Hummer.


TRUSTED FINANCIAL ADVISORS SINCE 1931
While there are many new initiatives going on at Wayne Hummer, the key beliefs of its founder will never change. Wayne Hummer's mission is to provide the highest quality financial services to its clients. We know our future success is built on steadfast adherence to our founding principals: the highest ethical standards, secure capital, and a conservative investment philosophy. Wayne Hummer has been a trusted financial advisor to generations of clients and their families. And this will never change.


INSURED BANK DEPOSITS
In June, we kicked off our Insured Bank DepositsTM program and to date have "migrated" nearly a quarter-billion dollars from the Wayne Hummer money market mutual funds to FDIC insured deposit accounts at our affiliated banks. This program provides Wintrust with additional low cost funds that can be invested in earning assets at our banks. The additional profitability of this migration is a unique benefit of the Wayne Hummer acquisition. It also gives Wayne Hummer clients access to FDIC insured accounts. And using the deposit insurance provided by our seven Wintrust banks, our clients can obtain FDIC coverage of up to $700,000.


WAYNE HUMMER INVESTMENTS UPDATE
Although WHI's financial results were constrained by not only the impact of skidding and nervous equity markets but also the costs attendant with our merger, the absolute contribution to Wintrust--inclusive of the Insured Bank Deposits product--was meaningful.

WHI confidently anticipates a return to a constructive stock market in 2003 and building relationships with the many Wintrust bank clients who value the high level of personal service and expertise provided by their hometown bank.

As the oldest Chicago-based brokerage firm still operating under the same name, our challenge is to not merely maintain our clientcentered philosophy, but to enhance and strengthen it during a time of strategic growth. While others are cutting back on their private-client advisers, WHI is focused on growing our points of contact--certainly with introductions to the many Wintrust banking relationships that exist but also to other investors seeking significant objective and personalized advice and service.

                          [ADVERTISING GRAPHIC OMITTED]

FOCUSED INVESTMENTS UPDATE
Focused Investments, a wholly owned subsidiary of WHI, currently provides a full range of investment and financial solutions to clients through a network of community-based financial institutions.

Despite poor market conditions, gross profits for the full-service operation increased by 9% over last year. Focused spent much of the year re-evaluating current customers and future prospects, and will explore new markets and opportunities going forward. The majority of the first quarter of 2003 will concentrate on an aggressive marketing campaign. By "unbundling" the services Focused already provides, we hope to attract a new and expanded client base. We look forward to continued growth for Focused Investments.


WAYNE HUMMER TRUST COMPANY UPDATE
Wayne Hummer Trust Company provides asset administration and investment management services for individuals, corporations and charitable institutions. The Trust Company provides Wayne Hummer Investments the ability to offer its clients fiduciary and administrative services that are consistent with the investment services and philosophy they have known for years.

                          [ADVERTISING GRAPHIC OMITTED]


In addition to Wayne Hummer's downtown Chicago location, all these services are delivered through the convenience of local offices located in Wintrust's banks in Lake Forest, Hinsdale, Wilmette, Barrington, and Northbrook. Our Investment Executives and Trust Officers are also available for consultation by appointment at any Wintrust banking location.


WAYNE HUMMER ASSET MANAGEMENT COMPANY UPDATE
Through Wayne Hummer Asset Management Company, a registered investment advisor, we provide investment advisory and discretionary asset management services to individual and institutional clients throughout the Midwest.

Together with Wayne Hummer Trust Company, the firms currently administer over $1.15 billion in client assets. Wayne Hummer Asset Management Company also serves as investment advisor to the Wayne Hummer Funds, a family of mutual funds that includes:

   o Wayne Hummer Growth Fund
   o Wayne Hummer Income Fund
   o Wayne Hummer CorePortfolio Fund
   o Wayne Hummer Money Market Fund

Please consult a Wayne Hummer Investment Executive for more information on how the investment professionals at Wayne Hummer can address your investment management needs or those of your company.

LAKE FOREST CAPITAL MANAGEMENT . . . ANOTHER NEW MEMBER OUR FAMILY
In December, we signed an agreement to acquire Lake Forest Capital Management Company (LFCM) based in Lake Forest, Illinois. This merger transaction was completed in early February 2003. LFCM was merged into and is operating as a separate division of Wayne Hummer Asset Management Company.

LFCM is a registered investment advisor with approximately $300 million in assets under management. They are well-respected asset managers for high net worth individuals, corporations, foundations, endowments and public entities located primarily in the Chicago metropolitan area. LFCM, like Wayne Hummer, delivers its products with a highly personalized approach customized to each client's needs.

The newest member of the family has a terrific history, dedicated and highly experienced management team and outstanding growth and profit potential. Through this acquisition, the Company gained the expertise of three outstanding portfolio managers, who joined the Company as Managing Directors, an equity analyst and an outstanding support staff. All of the Managing Directors of LFCM have signed long-term contracts and have agreed to stay on to provide a seamless transition for their clients and actively participate in the management of our wealth management areas.

                [LAKE FOREST CAPITAL MANAGEMENT PICTURE OMITTED]

AN UPDATE ON OUR OTHER COMPANIES
--------------------------------------------------------------------------------

FIRST INSURANCE FUNDING CORP ... SAVING THE BEST UNTIL LAST

FIRST Insurance Funding Corp. (FIRST) had a terrific year in 2002. With significant efficiency improvements to its customer service and operations completed, FIRST was again able to stretch its marketing and sales legs in 2002. Increasing loan production 34% to just over $1.7 billion, FIRST grew its middle market customer base with a series of targeted mailings and significantly grew its book of business in Texas, California and the Southeast. FIRST also continued to pursue agents in its endorsing organizations: The Council of Insurance Agents & Brokers and The Professional Liability Agents Network, while securing new association endorsements from Insurance Marketing & Management Services, Group 500 and The Professional Liability Agents Network.

                          [ADVERTISING GRAPHIC OMITTED]

Its Agency Services Teams also helped FIRST to grow in 2002. These inside sales teams expanded their ability to properly handle large loans and gave FIRST's clients a single and knowledgeable point of contact, while working with FIRST's Relationship Managers to bring on new agents and gain more business from current customers.

Supporting this growth, FIRST's Credit Committee continued to refine agency approval, underwriting and credit procedures, ensuring that the rates, terms and procedures are appropriate for all agents and insurance companies that work with FIRST.

Even with this growth, FIRST's Asset Management Team reduced total delinquencies to a level well below the industry average.

2002 also saw FIRST's continued commitment to technology and automation with the introduction of on-line quoting and e-mailed statements and reports, as well as expanded database management. Continued customer service improvements and automation coupled with aggressive marketing will allow FIRST to build on its growth, reaching record levels again in 2003.


TRICOM, INC.
As 2002 came to a close so did the second year of a stagnant economy and a difficult year in the staffing industry. However, Tricom was able to maintain its net revenue contribution compared to 2001 and contribute more net income than last year.

                          [ADVERTISING GRAPHIC OMITTED]


Tricom used the year to reposition itself relative to competition, while also improving profitability. In mid-2002, Tricom moved into a new facility. Later in the year, it introduced a new web-based processing system and established a new sales product, WINFUNDS, geared to customers requiring funding without administrative services. Additionally, in the first days of January 2003, Tricom completed an acquisition of a competitor's customer base. Results of this acquisition include a projected increase in net revenue of $1.0 million, a 12.0% increase for 2003. With the economy slowly recovering, Tricom is off to a great start in 2003.

WINTRUST INFORMATION TECHNOLOGY SERVICES
In early 2002,  we created  Wintrust  Information  Technology  Services  Company
(WITS) in Villa Park, Illinois to house the operational end of a number of technology initiatives. Item imaging was the first major initiative for WITS.

                           [WITS LOGO GRAPHIC OMITTED]

In April 2002, we introduced our new image check service--CheckManager Plus . In place of actual checks in a monthly statement, this new technology provides exact image reproductions of checks for the month neatly printed out on 8.5" x 11" sheets of paper. (By the way, if you haven't signed up for this innovative and convenient service, you should!) Here is what is included in this program:

o Image reproductions of your checks for the month, organized by check number;
o    Printed out on 8.5" x 11" three-hole punched sheets of paper;
o    A special FREE three-ring binder with yearly tabs for easy storage;
o    Instant on-line customer access to these images, anytime of the day
o    Intranet access of item images for banking personnel; and
o An optional monthly/annual CD-ROM that conveniently contains all of the check images for that period.

The benefits to the customer are many, including the above noted conveniences and quicker receipt of their monthly statements. And our banks benefit from lowered handling costs, lowered mailing costs, and quicker statement rendering. Unlike many big banks which mandated this change, we marketed CheckManager Plus on an opt-in basis. That is, if customers would like to take advantage of this free service, they'll need to let us know. We don't force a change that might upset some of our customers. As of the year-end, almost 13% of our checking and money market accounts have elected to convert, thus saving significant money for the banks.

Automated  statement   rendering  services  of  non-enclosure   statements  were
implemented late 2002. This process has taken 24 to 48 hours off the timeline to deliver statements without enclosures to our banking customers.

The above services greatly increased our banks ability to service their customers in a timely and accurate manner. Data that once had to be accessed by leaving a banking workstation, usually with a slight delay, can now be obtained in moments in the presence of the customer.

Image-based lock box operations were implemented at WITS and the Community Advantage lock box business was converted to the new in-house operation. The image-based operation has created a foundation for a more streamlined operation, which will allow us to compete more effectively in the lock box services arena. In 2002, we were processing in excess of 35,000 payments a month and our goal is to increase this volume to over 100,000 payments in 2003.

                          [ADVERTISING GRAPHIC OMITTED]

GROWTH AND EARNINGS STATEGIES FOR THE FUTURE
--------------------------------------------------------------------------------

BALANCING GROWTH AND EARNINGS
We believe that balancing growth and earnings is a key strategy in building long-term shareholder value. While we have historically experienced strong growth by adding new de novo banks and branches, aggressively growing market share in existing bank markets to reach critical mass, and acquiring wealth management services firms, we have balanced that expansion with reasonable growth in earnings as well. We could increase assets faster and hold down earnings growth. Or put the brakes on our growth and ratchet up earnings. However, we believe the current balance between earnings and asset growth is right for our shareholders.

                          [ADVERTISING GRAPHIC OMITTED]

PROVEN STRATEGIES FOR THE FUTURE
Four primary strategies have been and will continue to fuel Wintrust's above-peer growth and earnings:

1. Development of a base of community banks and branches in a continuous and measured fashion, either on a de novo basis or by acquisition of an existing organization;
2.   Acquisition and expanded  distribution of wealth  management  services;
3.   Decentralized  management  structure that allows for local decision making;
     and
4. Developing asset niches and other income generators to provide aggressive growth.


UPSCALE BASE OF COMMUNITY BANKS
Since 1991 we have launched from scratch seven community banks and 32 total banking facilities. Via aggressive new customer and cross sell marketing programs we have increased our household penetration and market share in these bank markets. We will also continue to add new banks and branches to high opportunity markets, either on a de novo basis or by acquisition, depending on the economics. Clearly, the additional market share garnered by this expansion should add to future earnings growth and increased franchise value.

                          [ADVERTISING GRAPHIC OMITTED]

EXPANDED DISTRIBUTION OF WEALTH MANAGEMENT
SERVICES
Clearly, one major opportunity for us is the expansion of our wealth management services. With our acquisition of the Wayne Hummer Companies and Lake Forest Capital Management, we have significantly increased our capabilities and expertise in this area. The cross sell opportunities as we roll these services out to our community banks and their affluent markets are tremendous. Now we can offer our banking customers a full range of non-bank financial services, including retail brokerage, managed investments, mutual funds, annuities, insurance and a wide array of other financial services products.

We relish the opportunity to take head-on the big multi-national investment firms and position ourselves as the superior, high-touch, local alternative, much like we have done with our community bank franchises. With Wayne Hummer's history of no investment banking, no market making, no research writing, we only offer our customers what is in their best interest. Combine this with Wayne Hummer's strong company ethics and conservative investing philosophy, and we have a superior solution to those big competitors. We think our customers would rather trust their local community banker and our Wayne Hummer sister companies to handle their personal and business financial affairs, all from the convenience of their hometown bank.


DECENTRALIZED MANAGEMENT STRUCTURE THAT ALLOWS FOR LOCAL DECISION MAKING
A critical factor in our ability to deliver better banking products and service is our decentralized management structure. A bank can only be real community bank if it has local roots and local decision making. That's what separates them from the big regional or national banks that have one product line that serves all and make decisions on a global level that may not be in the best interest of serving local customers.

Our banks have profit responsibilities and authority to make decisions locally. That means they determine product, pricing, personnel, loan approvals, new locations, etc. The bank management team is essentially running a small bank group and has autonomy as long as they deliver upon their goals.

That local decision making structure results in more customized products, sharper pricing, quicker decisions, more community involvement, and better customer service. And that results in more satisfied customers whose needs are better taken care of by our local bank.

Because we let our management teams really run their banks, we are able to attract and retain the best and most entrepreneurial bankers in the area. Needless to say, we are very proud of our bank management teams and their staffs of committed community bankers.


DEVELOPING ASSET NICHES AND OTHER INCOME
GENERATORS
To bring in additional loan and other income to fuel our aggressive growth strategies, we have developed non-traditional loans in the banking arena and operate a number of non-bank financial services companies. Examples of the above loan generators include:

Banking Asset Niches

o    Mortgage Warehouse Lending (HB&T)
o    Indirect auto lending (HB&T)
o    Condominium and association lending (Community Advantage-BB&T)
o    Small craft aviation lending (North American Aviation Finance-CLB&T)
o    Medical and municipal leasing (MMF Leasing-LFB&T)

Non-Bank Asset Niches

o    Commercial premium finance lending (FIRST Insurance Funding)
o    Temporary staffing industry financing (Tricom)

First Insurance Funding, now one of the largest commercial insurance premium finance companies operating in the United States, serves customers throughout the country. Tricom, Inc. of Milwaukee provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States.

These asset niches and other income sources are the "fuel" that helps us continue our aggressive growth. Without compromising credit quality, we believe the typical community bank can only generate loans from local consumers and small businesses that represent about 60% of their lending capacity. That's because in most suburban communities, there are more consumer and small business deposit opportunities than there are loans. Most community banks can't overcome this limitation and are unable to grow beyond a certain size without stretching for credit quality.

At Wintrust, we augment our community banks' loan portfolios with additional earning assets generated by these specialty earning asset niches. This allows us to not only improve the profitability of our community banks by optimizing their earning asset base, but also effectively helps to diversify their loan portfolios. Our ability to grow and compete in the future will continue to be aided by this asset strategy.

                          [ADVERTISING GRAPHIC OMITTED]

OUR DRIVE TO BE ASSET DRIVEN
With our growing earning asset niches, in 2002 we again accomplished our objective of being an "asset driven" organization, that is, we generated more loans than we needed. This is beneficial to the Company for a number of reasons. It allows us:

o To increase our overall profitability now by providing additional fee income through loan sales. In 2002, we sold approximately $311 million of excess premium finance receivables to an unrelated financial institution. We anticipate continuing this practice in the future to the extent that excess loans continue to be generated;
o To increase our overall profitability in the future by generating an interest spread on the additional deposits created by our Insured Bank Deposits program. These additional earning assets will also be profitable sources of future interest income, and to the extent we have the future liquidity, capital and opportunity to absorb these excess loan volumes, we could maintain the excess premium finance receivables on our books at even higher profit levels. These assets are well suited for investment of the funds that we will migrate from the Wayne Hummer and Lake Forest Capital Management money market funds into our Insured Bank Deposits program;
o To fund more aggressive growth and better defend ourselves against competition. Excess loan volume allows us to immediately invest any new deposit dollars in loans that have higher interest rates than alternative short-term investments. This allows us be more aggressive in markets where we want to increase market share or defend our turf against a new big bank competitor, because we can generate sufficient higher yielding assets to invest these new deposits; and
o To diversify our asset mix into various different loan types, thereby reducing any concentration of credit risk.

ACQUISITIONS MAY PLAY AN IMPORTANT ROLE
We continue to be approached by other Chicagoland banks who want to partner with us by merging their bank into the Wintrust family. As we have said in the past, Wintrust is a logical partner for many smaller community banks because of the liquidity and value-added operational benefits we could bring, and the fact that we would allow the bank to continue to operate locally with their own name and management team.

In addition to the Wayne Hummer and Lake Forest Capital Management acquisitions, we continue to look at other managed investments acquisitions that will "bulk up" this important fee generator. We also continue to look to add earning asset niches, either as start-up operations or through acquisition.

The rise in our stock price in 2002 means our "currency" has become more valuable. Therefore, acquisitions become a more viable avenue for future growth and enhanced shareholder value. Your management team and Board of Directors continue to be disciplined with regard to pricing potential acquisitions to be accretive to earnings per share. We will keep evaluating potential acquisitions and will update you on our progress as warranted.

TECHNOLOGY INITIATIVES FOR 2003
Wintrust is a firm believer in investing in technology to improve our services and operating efficiency. To that end, our Wintrust Information Technology Services (WITS) operational facility in Villa Park, Illinois was created to house the operational functions of a number of technology initiatives. Here are our key technology initiatives for 2003:

o    Update bank web sites--improved navigation and format;
o    Introduce improved retail lock box and cash management services;
o    Launch i-businessbanking.com--improved on-line business banking services;
o    Introduce e-mail statements and check images
o    Unify Wayne Hummer web site-one site for all trust and investment needs;
o    Develop and introduce a new Wayne Hummer cash management account;
o Convert all our trust and asset management organizations to one data processing system;
o    Further refine of our internet branch, TheCDBank.com;
o    Rollout a new telecommunications  system for superior customer service; and
o    Develop an internal Intranet for Wintrust employees.

                          [ADVERTISING GRAPHIC OMITTED]

                          [ADVERTISING GRAPHIC OMITTED]

IMPROVED INTERNAL MARKETING CAPABILITIES
Over the last few years, the Wintrust Marketing Group has implemented a number of systems designed specifically to generate new assets in the most efficient (and quickest) manner possible.

Our Wintrust MCIF (Marketing Customer Information File) system combines all our bank, trust, and investment customer data into one system, thus allowing for extremely sophisticated and in-depth customer analysis. When combined with our Chicago market area non-customer data, it acts as a very powerful tool that allows our staff to cross-sell existing customer households and target non-customer households for acquisition, with pin-point accuracy. As an adjunct to our MCIF system, we have installed integrated mailing equipment and technology to produce direct mail projects internally, thus saving lots of time and money.

One of the things we haven't changed are our "David versus Goliath" approach to taking on the big banks in our advertising. You'll see examples of these ads scattered throughout this report.


MORE BIG BANK COMPETITION?  BRING 'EM ON
We have grown our community bank franchises from zero to $3.7 billion in assets in less than 12 years. We do this with great products and services, aggressive marketing, and by taking market share from our big bank competitors. Needless to say we are not afraid of competition. In fact, we revel in it.

                          [ADVERTISING GRAPHIC OMITTED]

In the last year, a number of big banks have announced they are coming to Chicago. In reaction to this, some existing big banks in Chicago are also expanding their locations. This competition is nothing new for us. And we say, bring 'em on!

At Wintrust our competitive nature dictates that no one is going to beat us in our markets. We have worked too hard to build these franchises and will defend our turf with what we call "full contact banking". When these competitors offer introductory products and rates, we will defend our franchises with marketing tactics like our "Beat Any Rate Pledge," superior customer service, and local community involvement. And we will continue to attack the big banks in our marketing and position them as the profits-instead-of-customer-service operations that they really are. The best defense is a good offense.

                          [ADVERTISING GRAPHIC OMITTED]

INVESTOR RELATIONS PAYING
DIVIDENDS
In 2003 we are continuing our investor relations program which includes: presentations at investor conferences, providing interviews and story ideas to financial publications, distributing investor packages to interested investors through various programs, and making presentations to interested institutional buyers. We believe that communicating our story is important to creating awareness about our Company and thereby creating demand for our stock which will help us raise capital in a cost effective manner.

OUR CUSTOMER-FIRST PHILOSOPHY
--------------------------------------------------------------------------------

Community banking, Wintrust style, had its modest beginnings in Lake Forest, Illinois in 1991. It was founded on the principal of always providing superior customer service. We have attached, for your reading pleasure, an employee handbook that captures the essence of our philosophy. We provide these booklets to all current and new employees so that they can appreciate and understand our roots and the importance of providing the best customer service around, bar none.

Here are some excerpts from that booklet:


WHAT IS COMMUNITY BANKING?
     It all begins with the customer

     It's important that the first group of people to meet and discuss starting our bank were not only professional bankers, but were also long time residents. Their idea for a new bank was not based on profit projections, asset management or bottom lines. It was based, instead, on people's wants and needs.

     They knew people wanted a bank where they are known by name and made to feel welcome as soon as they walk in the door; a place where when somebody says, "Can I help you?" they mean it, and where no one ever has to pay a fee for visiting with a teller.

     People want the kind of bank that will service them for life - where parents can take their kids to learn about banking and saving, and maybe even meet the bank's president. They want a bank where older kids can get help all the way through college; where all of a family's financial events, from the household checking account to trust and estate planning, will be as important to the bank as they are to the family; where older folks can find security and comfort in specially tailored senior products and services.

     People want to keep it local. A bank's management should live nearby, and be involved with community events. The bank should become an important part of the community, help it solve its problems and plan for its future. And, the bank's profits should stay close to home and be used to help local business and community development.

     They want their bank to be so efficient and smart and innovative that it can match or do better than any rate or promise its largest competitors would offer.

     And finally, people want a bank that is a good neighbor, friendly, helpful and generous.

     As it turns out, local residents wanted a community bank like ours. As soon as it opened in 1991, it became one of the fastest growing new banks in Illinois history.


   GUIDING PRINCIPLES
     Just to make sure future bank directors, management teams, and staff don't forget the kind of bank the founders wanted, we've developed the following six important reminders to keep everybody on track.


   OUR PURPOSE
     We will provide families, individuals and businesses with a modern, full-service banking facility that's unique because it's run by local people who are meeting the area's need for a friendly, neighborly, well-run community bank.


   OUR CUSTOMER
     We will treat every customer as an important depositor, a stockholder and a good neighbor. They must receive "the best darn customer service around - bar none!"


   OUR PRODUCT
     Our basic product is service. We help our customers save, spend, borrow and invest their money safely and wisely. If we are to be successful as a community bank, we must put the welfare of our customers first. It's as simple as that.


   OUR COMMUNITY
     We believe that a true community bank should be active in bringing about positive change in the community. We must be good citizens of our village and encourage all our staff to become involved with local events. And we must, to the extent possible, endeavor to hire employees, contract for services and buy products from our community.


   OUR STOCKHOLDERS
     Our stockholders are also very important to us. Most of them have invested their trust and their beliefs as well as their money into the idea and future of our banks. The management, directors and staff should always work to justify that investment.


   OUR EMPLOYEES
     We must work hard to attract the brightest and friendliest employees possible and let them know how critical they are to our success. The best way to attract the kind of employees we want is to offer good pay, job security, generous benefits, advancement potential, a pleasant working environment and the opportunity to be part of a successful team. We encourage our employees to purchase stock so that they can become owners of the bank and share in the profits they help generate.

                [RATE OUR PERFORMANCE BAR CHART GRAPHIC OMITTED]

Over the years we continue to execute a "How Are We Doing?" survey where we measure customer satisfaction. In 2002 we conducted the most recent version of this survey, and every Wintrust bank improved their customer service performance versus the previous research wave. And not only has our level of service improved, but it is at a very high level relative to our competition. When we ask our bank customers to rate our "Level of Service" performance compared to other banks, 77% responded "Excellent" and over 96% responded "Excellent" or "Good".

It's interesting that the big banks still don't get this customer service thing. Perhaps that may be one of the reasons we keep taking market share from them.

CONSOLIDATED FINANCIAL STATEMENTS

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)
----------------------------------------------------------------------------------------------------------------------
                                                                                                    DECEMBER 31,
                                                                                           ---------------------------
                                                                                                  2002           2001
                                                                                           ---------------------------
ASSETS
Cash and due from banks                                                                    $   105,671         71,575
Federal funds sold and securities purchased under resale agreements                            151,251         51,955

Interest bearing deposits with banks                                                             4,418            692

Available-for-sale securities, at fair value                                                   547,679        385,350
Trading account securities                                                                       5,558           --
Brokerage customer receivables                                                                  37,592           --
Mortgage loans held-for-sale                                                                    90,446         42,904
Loans, net of unearned income                                                                2,556,086      2,018,479
   Less: Allowance for loan losses                                                              18,390         13,686
----------------------------------------------------------------------------------------------------------------------
   Net loans                                                                                 2,537,696      2,004,793


Premises and equipment, net                                                                    118,961         99,132
Accrued interest receivable and other assets                                                    95,852         38,936
Goodwill                                                                                        25,266          9,976
Other intangible assets                                                                          1,165            109
----------------------------------------------------------------------------------------------------------------------


   Total assets                                                                            $ 3,721,555      2,705,422
======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
 Non-interest bearing                                                                      $   305,540        254,269
 Interest bearing                                                                            2,783,584      2,060,367
----------------------------------------------------------------------------------------------------------------------
   Total deposits                                                                            3,089,124      2,314,636

Notes payable                                                                                   44,025         46,575
Federal Home Loan Bank advances                                                                140,000         90,000
Subordinated note                                                                               25,000           --
Other borrowings                                                                                46,708         28,074
Long-term debt - trust preferred securities                                                     50,894         51,050
Accrued interest payable and other liabilities                                                  98,802         33,809
----------------------------------------------------------------------------------------------------------------------

   Total liabilities                                                                         3,494,553      2,564,144
----------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated as Junior Serial  Preferred Stock A; no shares issued
     and outstanding at December 31, 2002 and 2001                                                  --             --
   Common stock, no par value; $1.00 stated value; 30,000,000 shares authorized;
     17,216,270 and 14,531,665 shares issued at December 31, 2002 and 2001, respectively        17,216         14,532
   Surplus                                                                                     153,614         97,956
   Common stock warrants                                                                            81             99
   Retained earnings                                                                            56,967         30,995
   Accumulated other comprehensive loss                                                           (876)        (2,304)
----------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                              227,002        141,278
----------------------------------------------------------------------------------------------------------------------

     Total liabilities and shareholders' equity                                            $ 3,721,555      2,705,422
======================================================================================================================


See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------------
                                                                                           YEARS ENDED DECEMBER 31,
                                                                              ----------------------------------------------
                                                                                    2002             2001            2000
                                                                              ----------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                                  $  158,314           149,057         130,910
  Interest bearing deposits with banks                                                45                10              26
  Federal funds sold and securities purchased under resale agreements              1,774             5,632           1,627
  Securities                                                                      19,797            11,756          15,621
  Trading account securities                                                         165                 -               -
  Brokerage customer receivables                                                   2,138                 -               -
----------------------------------------------------------------------------------------------------------------------------
     Total interest income                                                       182,233           166,455         148,184
----------------------------------------------------------------------------------------------------------------------------


INTEREST EXPENSE
  Interest on deposits                                                            70,061            83,503          78,670
  Interest on Federal Home Loan Bank advances                                      4,954               942               -
  Interest on subordinated note                                                      305                 -               -
  Interest on notes payable and other borrowings                                   3,854             2,845           4,371
  Interest on long-term debt - trust preferred securities                          4,931             5,151           4,143
----------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                       84,105            92,441          87,184
----------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                               98,128            74,014          61,000
Provision for loan losses                                                         10,321             7,900           5,055
----------------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for loan losses                          87,807            66,114          55,945
----------------------------------------------------------------------------------------------------------------------------

NON-INTEREST INCOME
  Wealth management fees                                                          25,229             1,996           1,971
  Fees on mortgage loans sold                                                     12,259             7,831           2,911
  Service charges on deposit accounts                                              3,121             2,504           1,936
  Gain on sale of premium finance receivables                                      3,374             4,564           3,831
  Administrative services revenue                                                  3,501             4,084           4,402
  Net available-for-sale securities gains (losses)                                   107               337             (40)
  Fees from covered call options                                                   5,959             4,344             882
  Other                                                                            7,122             3,138           2,413
----------------------------------------------------------------------------------------------------------------------------
     Total non-interest income                                                    60,672            28,798          18,306
----------------------------------------------------------------------------------------------------------------------------

NON-INTEREST EXPENSE
  Salaries and employee benefits                                                  63,442            35,628          28,119
  Equipment expense                                                                7,191             6,297           5,101
  Occupancy, net                                                                   6,691             4,821           4,252
  Data processing                                                                  4,161             3,393           2,837
  Advertising and marketing                                                        2,302             1,604           1,309
  Professional fees                                                                2,801             2,055           1,681
  Amortization of goodwill                                                             -               616             644
  Amortization of other intangibles                                                  324                69              69
  Premium finance defalcation                                                          -                 -           4,320
  Other                                                                           19,072            11,300           9,471
----------------------------------------------------------------------------------------------------------------------------
     Total non-interest expense                                                  105,984            65,783          57,803
----------------------------------------------------------------------------------------------------------------------------

Income before income taxes and cumulative effect of accounting change             42,495            29,129          16,448
Income tax expense                                                                14,620            10,436           5,293
----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                              27,875            18,693          11,155
Cumulative effect of change in accounting for derivatives, net of tax of $161          -              (254)              -
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $    27,875            18,439          11,155
============================================================================================================================
BASIC EARNINGS PER SHARE:
  Income before cumulative effect of accounting change                       $      1.71              1.36            0.85
  Cumulative effect of accounting change, net of tax                                   -             (0.02)              -
----------------------------------------------------------------------------------------------------------------------------
Net income per common share - Basic                                          $      1.71              1.34            0.85
============================================================================================================================

DILUTED EARNINGS PER SHARE:
  Income before cumulative effect of accounting change                       $      1.60              1.29            0.83
  Cumulative effect of accounting change, net of tax                                   -             (0.02)              -
----------------------------------------------------------------------------------------------------------------------------
Net income per common share - Diluted                                        $      1.60              1.27            0.83
============================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share data)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            ACCUMULATED
                                                COMPRE-                                                        OTHER
                                                HENSIVE                       COMMON                       COMPREHENSIVE   TOTAL
                                                INCOME    COMMON               STOCK    TREASURY  RETAINED    INCOME   SHAREHOLDERS'
                                                (LOSS)     STOCK    SURPLUS  WARRANTS     STOCK   EARNINGS    (LOSS)      EQUITY
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999                            $  13,156    78,407       100         -      3,555      (2,271)      92,947

Comprehensive income:
   Net income                                $   11,155         -         -         -         -     11,155           -       11,155
   Other comprehensive income, net of tax:
   Unrealized gains on securities, net of
      reclassification adjustment                 1,908         -         -         -         -          -       1,908        1,908
                                             -----------
Comprehensive income                             13,063
Cash dividends declared on common stock                         -         -         -         -      (875)           -         (875)
Purchase of 363,450 shares
   of common stock                                              -         -         -    (3,863)         -           -       (3,863)
Common stock issued for:
   Exercise of stock options                                  115       763         -         -          -           -          878
   Employee stock purchase plan                                14       112         -         -          -           -          126

------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                               13,285    79,282       100    (3,863)    13,835        (363)     102,276

Comprehensive income:
   Net income                                    18,439         -         -         -         -     18,439           -       18,439
   Other comprehensive loss, net of tax:
   Unrealized losses on securities, net of
      reclassification adjustment                (1,378)        -         -         -         -          -      (1,378)      (1,378)
   Unrealized losses on derivative instruments     (563)        -         -         -         -          -        (563)        (563)
                                             -----------
Comprehensive income                             16,498
Cash dividends declared on common stock                         -         -         -         -     (1,279)          -       (1,279)
Common stock issued for:
   New issuance, net of costs                               1,125    17,234         -     3,863          -           -       22,222
   Exercise of stock options                                  106     1,190         -         -          -           -        1,296
   Employee stock purchase plan                                15       239         -         -          -           -          254
   Exercise of common stock warrants                            1        11        (1)        -          -           -           11

------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                               14,532    97,956        99         -     30,995      (2,304)     141,278

COMPREHENSIVE INCOME:
   NET INCOME                                    27,875         -         -         -         -     27,875           -       27,875
   OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
   UNREALIZED GAINS ON SECURITIES, NET OF
      RECLASSIFICATION ADJUSTMENT                 1,994         -         -         -         -          -       1,994        1,994
   UNREALIZED LOSSES ON DERIVATIVE INSTRUMENTS     (566)        -         -         -         -          -        (566)        (566)
                                             -----------
COMPREHENSIVE INCOME                           $ 29,303
CASH DIVIDENDS DECLARED ON COMMON STOCK                         -         -         -         -     (1,903)          -       (1,903)
PURCHASE OF FRACTIONAL SHARES RESULTING
   FROM STOCK SPLIT                                             -       (10)        -         -         -            -          (10)
COMMON STOCK ISSUED FOR:
   NEW ISSUANCE, NET OF COSTS                               1,363    35,149         -         -          -           -       36,512
   ACQUISITION OF THE WAYNE HUMMER COMPANIES                  763    14,237         -         -          -           -       15,000
   EXERCISE OF STOCK OPTIONS                                  492     5,012         -         -          -           -        5,504
   EMPLOYEE STOCK PURCHASE PLAN                                34       940         -         -          -           -          974
   EXERCISE OF COMMON STOCK WARRANTS                           28       267       (18)        -          -           -          277
   DIRECTOR COMPENSATION PLAN                                   4        63         -         -          -           -           67

------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                            $  17,216   153,614        81         -     56,967        (876)     227,002
====================================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
---------------------------------------------------------------------------------------------------------------------------
                                                                                            YEARS ENDED DECEMBER 31,
                                                                             ----------------------------------------------
                                                                                   2002              2001            2000
                                                                             ----------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                                 $    27,875            18,439          11,155

  Adjustments  to  reconcile  net  income to net cash
     (used  for)  provided  by operating activities:
  Cumulative effect of accounting change                                               -               254               -
  Provision for loan losses                                                       10,321             7,900           5,055
  Depreciation and amortization                                                    8,611             8,082           6,619
  Deferred income tax expense                                                      1,176             1,791             597
  Tax benefit from exercises of stock options                                      2,809               312             151
  Net (accretion) amortization of (discount) premium on securities                 3,133              (578)          1,775
  Originations of mortgage loans held-for-sale                                  (990,713)         (515,170)       (161,017)
  Proceeds from sales of mortgage loans held-for-sale                            943,171           482,690         158,716
  Gain on sale of premium finance receivables                                     (3,374)           (4,564)         (3,831)
  Purchase of trading securities, net                                               (747)                -               -
  Decrease in brokerage customer receivables, net                                 25,390                 -               -
  (Gain) loss on sale of available-for-sale securities                              (107)             (337)             40
  (Gain) loss on sale of premises and equipment, net                                 101              (209)             18
  Increase in accrued interest receivable and other assets, net                  (10,799)           (6,031)           (404)
  Increase (decrease) in accrued interest payable and other liabilities, net      42,359           (17,720)         28,120
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                              59,206           (25,141)         46,994
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Proceeds from maturities of available-for-sale securities                      491,601           484,292         235,275
  Proceeds from sales of available-for-sale securities                         2,794,029         1,260,838         675,458
  Purchases of available-for-sale securities                                  (3,447,617)       (1,938,546)       (896,922)
  Proceeds from sales of premium finance receivables                             311,225           244,684         229,277
  Acquisition of Wayne Hummer Companies, net of cash acquired                     (7,738)                -               -
  Net (increase) decrease in interest bearing deposits with banks                 (3,434)             (510)          2,365
  Net increase in loans                                                         (851,831)         (715,894)       (506,321)
  Purchases of Bank Owned Life Insurance                                         (41,144)                -               -
  Purchases of premises and equipment, net                                       (27,373)          (19,934)        (19,459)
---------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                          (782,282)         (685,070)       (280,327)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Increase in deposit accounts                                                   774,488           488,060         362,954
  Decrease in other borrowings, net                                              (29,015)          (15,565)        (16,204)
  Increase (decrease) in notes payable, net                                       (2,550)           19,000          19,225
  Proceeds from Federal Home Loan Bank advances                                   50,000            90,000               -
  Proceeds from issuance of subordinated note                                     25,000                 -               -
  Proceeds from trust preferred securities offering                                    -                 -          20,000
  Issuance of common stock, net of issuance costs                                 36,512            22,222               -
  Common stock issued upon exercise of stock options                               2,695               984             727
  Common stock issued through employee stock purchase plan                           974               254             126
  Proceeds from conversion of common stock warrants                                  277                11               -
  Purchases of common stock, including fractional shares from stock split            (10)                -          (3,863)
  Dividends paid                                                                  (1,903)           (1,279)           (875)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        856,468           603,687         382,090
---------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             133,392          (106,524)        148,757
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   123,530           230,054          81,297
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $   256,922           123,530         230,054
---------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL  DISCLOSURES  OF CASH FLOW  INFORMATION:
  Cash paid during the year for:
     Interest                                                               $     83,531            92,802          85,581
     Income taxes, net                                                            10,568             8,023           4,241
  Acquisition of Wayne Hummer Companies:
     Fair value of assets acquired, including cash and cash equivalents           76,458                 -               -
     Value ascribed to goodwill and intangible assets                             16,670                 -               -
     Fair value of liabilities assumed                                            64,514                 -               -
NON-CASH INVESTING ACTIVITIES:
  Common stock issued for acquisition of Wayne Hummer Companies                   15,000                 -               -
  Transfer to other real estate owned from loans                                     756               244               -
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION OF THE BUSINESS
Wintrust Financial Corporation ("Wintrust" or "Company") is a financial holding company currently engaged in the business of providing community banking services, wealth management services, commercial insurance premium financing, high-yielding short-term accounts receivable financing and certain administrative services, such as data processing of payrolls, billing and cash management services. Wintrust provides banking services to customers in the Chicago metropolitan area through its seven wholly-owned banking subsidiaries (collectively, "Banks"), all of which started as de novo institutions, including Lake Forest Bank & Trust Company ("Lake Forest Bank"), Hinsdale Bank & Trust Company ("Hinsdale Bank"), North Shore Community Bank & Trust Company (Shore Bank"), Libertyville Bank & Trust Company ("Libertyville Bank"), Barrington Bank & Trust Company, N.A. ("Barrington Bank"), Crystal Lake Bank & Trust Company, N.A. ("Crystal Lake Bank") and Northbrook Bank & Trust Company ("Northbrook Bank"). Wintrust provides trust and investment services to each of the Wintrust banks through its wholly-owned subsidiary, Wayne Hummer Trust Company, N.A., ("WHTC"), formerly known as Wintrust Asset Management Company, N.A. Wayne Hummer Investments, LLC ("WHI") is a broker-dealer providing a full range of private client and securities brokerage services to clients located primarily in the Midwest and is a wholly-owned subsidiary of North Shore Bank. Focused
Investments, LLC ("FI") is a broker-dealer that provides a full range of investment services to individuals through a network of relationships with community-based financial institutions primarily in Illinois. FI is a wholly-owned subsidiary of WHI. Wayne Hummer Asset Management Company ("WHAMC") provides money management services and advisory services to individuals, institutions, municipal and tax-exempt organizations, as well as four proprietary mutual funds, in addition to portfolio management and financial supervision for a wide range of pension and profit-sharing plans. WHAMC is a wholly-owned subsidiary of Wintrust. Collectively, WHI, WHAMC and FI are referred to as the "Wayne Hummer Companies" or "WHC". The Company provides financing for the payment of commercial insurance premiums ("premium finance receivables"), on a national basis, through First Insurance Funding Corp.
("FIFC"), a wholly-owned subsidiary of Crabtree Capital Corporation ("Crabtree"), which is a wholly-owned subsidiary of Lake Forest Bank. Tricom, Inc. ("Tricom"), a wholly-owned subsidiary of Hinsdale Bank, provides high-yielding short-term accounts receivable financing ("Tricom finance receivables") and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to the temporary staffing industry with clients located throughout the United States. Wintrust Information Technology Services Company ("WITS") provides information technology support, item capture and statement preparation services to the Wintrust subsidiaries and is a wholly-owned subsidiary of Wintrust.


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of Wintrust and its subsidiaries conform to generally accepted accounting principles in the United States and prevailing practices of the banking industry. In the preparation of the consolidated financial statements, management is required to make certain estimates and assumptions that affect the reported amounts contained in the consolidated financial statements. Management believes that the estimates made are reasonable; however, changes in estimates may be required if economic or other conditions change beyond management's expectations. Reclassifications of certain prior year amounts have been made to conform with the current year presentation. The following is a summary of the more significant accounting policies of the Company.

Principles of Consolidation
The  consolidated  financial  statements of Wintrust include the accounts of the
Company  and  its  subsidiaries.   All  significant  intercompany  accounts  and
transactions have been eliminated in the consolidated financial statements.

Stock Split and Earnings per Share
On January 24, 2002, the Company's Board of Directors declared a 3-for-2 stock split of the Company's common stock, which was effected in the form of a 50% stock dividend. It was paid on March 14, 2002 to shareholders of record as of March 4, 2002. All per-share computations and references to number of shares presented in this report have been restated to reflect the stock split.

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

Business Combinations
Business combinations are accounted for by the purchase method of accounting. Under the purchase method, net assets of the business acquired are recorded at their estimated fair value as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the effective date of acquisition.

Cash Equivalents
For purposes of the consolidated statements of cash flows, Wintrust considers cash on hand, cash items in the process of collection, non-interest bearing amounts due from correspondent banks, federal funds sold and securities purchased under resale agreements with original maturities of three months or less, to be cash equivalents.

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

Held-to-maturity securities are stated at amortized cost, which represents actual cost adjusted for premium amortization and discount accretion using methods that approximate the effective interest method. Available-for-sale securities are stated at fair value. Unrealized gains and losses on available-for-sale securities, net of related taxes, are included as accumulated other comprehensive income and reported as a separate component of shareholders' equity.

Trading account securities are stated at fair value. Realized and unrealized gains and losses from sales and fair value adjustments are included in other non-interest income.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Interest and dividends, including amortization of premiums and accretion of discounts, are recognized as interest income when earned. Realized gains and losses for securities classified as available-for-sale are included in non-interest income and are derived using the specific identification method for determining the cost of securities sold.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are generally treated as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold by the secured party. The fair value of collateral either received from or provided to a third party is monitored and additional collateral obtained or requested as deemed appropriate.

Brokerage Customer Receivables
The Company extends credit to its brokerage customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. Brokerage customer receivables represent amounts due on margin balances. Securities owned by customers are held as collateral for these receivables.

Loans and Allowance for Loan Losses
Loans, which include premium finance receivables, Tricom finance receivables and lease financing, are recorded at the principal amount outstanding. Interest income is recognized when earned. Loan origination fees and certain direct origination costs associated with loans retained in the portfolio are deferred and amortized over the expected life of the loan as an adjustment to the yield using methods that approximate the effective interest method. Finance charges on premium finance receivables are earned over the term of the loan based on actual funds outstanding, beginning with the funding date, using a method which approximates the effective yield method.

Mortgage loans held-for-sale are carried at the lower of aggregate cost or market, after consideration of related loan sale commitments, if any. Fees received from the sale of these loans into the secondary market are included in non-interest income.

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

The allowance for loan losses is maintained at a level believed adequate by management to cover losses inherent in the portfolio and is based on an assessment of individual problem loans, actual and anticipated loss experience and other pertinent factors. The allowance for loan losses consists of an allocated and unallocated component. The Company reviews potential problem loans on a case-by-case basis to allocate a specific dollar amount of reserves, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial, commercial real estate, residential real estate, home equity, premium finance receivables, indirect automobile, Tricom finance receivables and consumer. The reserve percentages applied to these loan groups attempt to account for the inherent risk in the portfolio based upon various factors including industry concentration, geographical concentrations, local and national economic indicators, levels of delinquencies, historical loss experience including an analysis of the lack of maturity in the loan portfolio, changes in trends in risk ratings assigned to loans, changes in underwriting standards and other pertinent factors. The unallocated portion of the allowance for loan losses reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. Management believes the unallocated portion of the allowance for loan losses is necessary due to the imprecision inherent in estimating expected credit losses. The amount of future additions to the allowance for loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors.

In estimating potential losses, the Company evaluates loans for impairment in accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan". A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Impaired loans are generally considered by the Company to be commercial and commercial real estate loans that are non-accrual loans, restructured loans or loans with principal and/or interest at risk, even if the loan is current with all payments of principal and interest. Impairment is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the fair value of the underlying collateral. If the estimated fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for loan losses.

Mortgage Servicing Rights
The Company originates mortgage loans for sale to the secondary market, the majority of which are sold without retaining servicing rights. There are certain loans, however, that are originated and sold to a governmental agency, with servicing rights retained. Mortgage servicing rights associated with loans originated and sold, where servicing is retained, are capitalized at the time of sale and included in other assets in the consolidated statements of condition. The total cost of loans sold is allocated between the loan balance and the servicing asset based on their relative fair values. The capitalized value of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. The carrying values are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on product type and interest rate. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate commensurate with the risk associated with that pool, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.

Sales of Premium Finance Receivables
Transfers of premium finance receivables to an unrelated third party are recognized as sales in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The Company recognizes as a gain or loss the difference between the proceeds received and the allocated cost basis of the loans. The allocated cost basis of the loans is determined by allocating the Company's initial investment in the loan between the loan and the Company's retained interests, based on their relative fair values. The retained interests include assets for the servicing rights and interest only strip and a liability for the Company's guarantee obligation pursuant to the terms of the sale agreement. The servicing assets and interest only strips are included in other assets and the liability for the guarantee obligation is included in other liabilities. If actual cash flows are less than estimated, the servicing assets and interest only strips would be impaired and charged to earnings. Loans sold in these transactions have terms of less than twelve months, resulting in minimal prepayment risk. The Company typically makes a clean up call by repurchasing the remaining loans in the pools sold after approximately 10 months from the sale date. Upon repurchase, the loans are recorded in the Company's premium finance receivables portfolio and any remaining balance of the Company's retained interest is recorded as an adjustment to the gain on sale of premium finance receivables.

Administrative Services Revenue
Administrative services revenue is recognized as services are performed, in accordance with the accrual method of accounting. These services include providing data processing of payrolls, billing and cash management services, to Tricom's clients in the temporary staffing services industry.

Rental Income from Equipment Leases
Rental income from equipment leases owned by the Company is accrued over the period earned and recorded in other non-interest income. Rental income is not accrued on leases where management has determined that the lessees may be unable to meet contractual obligations under the lease agreement, or where payments are 90 days or more delinquent, unless the lease contracts are adequately secured and in the process of collection.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Useful lives range from two to ten years for furniture, fixtures and equipment, two to five years for software and computer-related equipment and seven to 50 years for buildings and improvements. Land improvements are amortized over a period of 15 years and leasehold improvements are amortized over the term of the respective lease. Land and antique furnishings and artwork are not subject to depreciation.
Expenditures for major additions and improvements are capitalized, and maintenance and repairs are charged to expense as incurred. Internal costs related to the configuration and installation of new software and the modification of existing software that provides additional functionality are capitalized. Equipment owned that is leased to customers under leasing contracts characterized as operating leases is also included in premises and equipment.

Other Real Estate Owned
Other real estate owned is comprised of real estate acquired in partial or full satisfaction of loans and is included in other assets. Other real estate owned is recorded at its estimated fair value less estimated selling costs at the date of transfer, with any excess of the related loan balance over the fair value less expected selling costs charged to the allowance for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount and are recorded in other non-interest expense. Gains and losses upon sale, if any, are also charged to other non-interest expense. At December 31, 2002, and 2001, other real estate owned totaled $76,000 and $100,000 respectively.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." Under the provisions of SFAS 142, goodwill is no longer ratably amortized over an estimated life, but rather is tested at least annually for impairment. Intangible assets which have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All of the Company's other intangible assets have finite lives and are amortized over varying periods not exceeding seven years.

Bank-Owned Life Insurance
The Company purchased bank-owned life insurance ("BOLI") on certain executives during the third quarter of 2002. The BOLIbalances are included in other assets. These policies are recorded at their cash surrender values, or the amounts that can be realized currently. Adjustments to the cash surrender values are included in non-interest income.

Derivative Instruments
The Company enters into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the future cash flows or the value of certain assets and liabilities. The Company is also required to
recognize   certain   contracts  and   commitments
as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. Effective January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be recorded in the statement of condition at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset or liability attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company formally documents relationships between derivative instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Fair value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged of the hedged asset or liability on the statement of condition with corresponding offsets recorded in the income statement. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability. Actual cash receipts or payments and related amounts accrued during the period on derivatives included in a fair value hedge relationship are recorded as adjustments to the interest income or expense recorded on the hedged asset or liability.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the statement of condition as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders'equity, net of deferred taxes. Amounts are reclassified from other comprehensive income to interest expense in the period or periods the hedged forecasted transaction affects earnings.

Under both the fair value and cash flow hedge scenarios, changes in the fair value of derivatives not considered to be highly effective in hedging the change in fair value or the expected cash flows of the hedged item are recognized in earnings as non-interest income or non-interest expense during the period of the change.

Derivative instruments that do not qualify as hedges pursuant to SFAS 133 are reported on the statement of condition at fair value and the changes in fair value are recognized in earnings as non-interest income or non-interest expense, as appropriate, during the period of the change. Periodically, the Company sells options to a bank or dealer for the right to purchase certain securities held within the Banks' investment portfolios. These covered call option transactions are designed primarily to increase the total return associated with holding these securities as earning assets. These transactions do not qualify as hedges pursuant to SFAS 133, and accordingly, changes in fair values of these contracts, are reported in other non-interest income. There were no call options outstanding as of December 31, 2002 or 2001.

Trust Preferred Securities Offering Costs
In connection with the Company's October 1998 and June 2000 offerings of Cumulative Trust Preferred Securities ("Trust Preferred Securities"), approximately $1.4 million and $1.1 million, respectively, of offering costs were incurred, including underwriting fees, legal and professional fees, and other costs. These costs are included in other assets and are being amortized over a ten year period as an adjustment of interest expense using a method that approximates the effective interest method. See Note 15 for further information about the Trust Preferred Securities.

Trust Assets and Assets Under Management
Assets held in fiduciary or agency capacity for customers are not included in the consolidated financial statements as they are not assets of Wintrust or its subsidiaries. Fee income is recognized on an accrual basis for financial reporting purposes and is included as a component of non-interest income.

Income Taxes
Wintrust and its subsidiaries file a consolidated Federal income tax return. The subsidiaries provide for income taxes on a separate return basis and remit to Wintrust amounts determined to be currently payable.

Income tax expense is recorded based on the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation Plans
The Company follows Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. APB 25 uses the intrinsic value method and provides that compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. The Company follows the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation", rather than the recognition provisions of SFAS 123, as allowed by the statement. Compensation expense for restricted share awards is ratably recognized over the required period of service, usually the restricted period, based on the fair value of the stock on the date of grant.

Had compensation cost for the Company's stock option plan been determined based on the fair value at the date of grant consistent with the recognition method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

==============================================================
                                     YEAR ENDED DECEMBER 31,
--------------------------------------------------------------
                                    2002      2001      2000
--------------------------------------------------------------
Net income:
   As reported                $    27,875    18,439    11,155
   Pro forma                       26,651    17,742    10,453
Earnings per share - Basic:
   As reported                $      1.71      1.34      0.85
   Pro forma                         1.63      1.29      0.80
Earnings per share - Diluted:
   As reported                $      1.60      1.27      0.83
   Pro forma                         1.53      1.22      0.78
==============================================================

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the option pricing model for options granted in each of the last three years: a dividend yield of 0.5%, 0.6% and 0.7% for 2002, 2001 and 2000, respectively; an expected volatility of 26.1%, 25.7% and 25.6% for 2002, 2001 and 2000, respectively; a risk free rate of return of 4.4%, 4.9% and 6.2% for 2002, 2001 and 2000, respectively; and an expected life of 8.5 years, 6.8 years and 7.3 years, respectively. The per share weighted average fair value of stock options granted during 2002, 2001 and 2000 was $8.67, $4.91 and $4.05, respectively.

The Black-Scholes model is sensitive to changes in the subjective assumptions, which can materially affect the fair value estimates. Employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations, that impact their liquidity. Therefore, existing pricing models, such as the Black-Scholes model, do not necessarily provide a reliable measure of the fair value of employee stock options. As a result, the pro forma amounts indicated above may not be representative of the effects on reported net income for future years.

Advertising Costs
Advertising costs are expensed in the period in which they are incurred.

Start-up Costs
Start-up and organizational costs are expensed in the period in which they are incurred.

Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, net of deferred taxes, and adjustments related to cash flow hedges that are also recognized as separate components of equity.


(2)  RECENT ACCOUNTING PRONOUNCEMENTS
Accounting for Long-Lived Assets
On January 1, 2002, the Company adopted SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The new provisions supersede SFAS 121, which addressed asset impairment, and certain provisions of APB 30 related to reporting the effects of the disposal of a business segment. SFAS 144 requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS 144, more dispositions may qualify for discontinued operations treatment in the income statement. The adoption of SFAS 144 did not have a material impact on the Company's financial position or results of operations.

Acquisitions of Certain Financial Institutions
In October 2002, the Financial Accounting Standards Board (FASB) issued SFAS 147, "Acquisitions of Certain Financial Institutions", which provides guidance on the accounting for the acquisition of a financial institution and supersedes the specialized accounting guidance provided in SFAS 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." SFAS 147 became effective upon issuance and requires companies to cease amortization of unidentified intangible assets associated with certain branch acquisitions and reclassify these assets to goodwill. SFAS 147 also modifies SFAS 144 to include in its scope long-term customer-relationship intangible assets and thus subjects those intangible assets to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions required for other long-lived assets.

While SFAS 147 may affect how future business combinations are accounted for and disclosed in the financial statements, the issuance of the new guidance had no effect on the Company's results of operations, financial position, or liquidity as the Company does not have any assets subject to the specialized accounting guidance provided in SFAS 72 or SFAS 147.

Guarantees
In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation expands the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in Note 20. The Company does not expect the requirements of FIN 45 to have a material impact on results of operations, financial position, or liquidity.

Consolidation of Variable Interest Entities
In  January  2003,  the  FASB  issued  FASB  Interpretation  No.  46  (FIN  46),
"Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interest, and results of operations of a VIE need to be included in a company's consolidated financial statements. Because the Company does not have an interest in any VIE's, the Company does not expect the adoption of FIN 46 to have a material impact on its results of operations, financial position, or liquidity.

Accounting for Stock Based Compensation
In December 2002, the FASB issued SFAS148, " Accounting for Stock-Based Compensation - Transition and Disclosure", which provides guidance on how to transition from the intrinsic value method of accounting for stock based employee compensation under APB 25 to SFAS 123's fair value method of accounting, if a company so elects. The Statement also amends the disclosure provisions of SFAS 123 and APB 25 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB 25. Although the recognition provisions of SFAS 148 are not applicable to the Company at this time as it continues to account for stock-based compensation using the intrinsic value method, the Company has provided the required disclosures in Note 1.

(3)  AVAILABLE-FOR-SALE SECURITIES
A summary of the available-for-sale securities portfolio presenting carrying amounts and gross unrealized gains and losses as of December 31, 2002 and 2001 is as follows (in thousands):

------------------------------------------------------------------------------------------------------------------------------
                                               DECEMBER 31, 2002                                December 31, 2001
                                    ------------------------------------------      ------------------------------------------
                                                 GROSS     GROSS                                  Gross     Gross
                                     AMORTIZED UNREALIZED UNREALIZED    FAIR          Amortized unrealized unrealized   Fair
                                       COST       GAINS     LOSSES      VALUE            cost       gains    losses     Value
                                    ------------------------------------------      ------------------------------------------
Available-for-sale:
U.S. Treasury                        $   34,150      12      (140)     34,022            3,045         3         -      3,048
U.S. Government agencies                139,707   1,045         -     140,752          151,911       295       (21)   152,185
Municipal securities                      6,311     156         -       6,467            6,507       179         -      6,686
Corporate notes and other                76,809     160    (1,776)     75,193           26,691       599    (1,395)    25,895
Mortgage-backed securities              270,091     871         -     270,962          184,483       761    (3,819)   181,425
Federal Reserve/FHLB stock
   and other equity securities           20,221      62         -      20,283           15,384       727         -     16,111
                                    ------------------------------------------      ------------------------------------------
Total available-for-sale securities  $  547,289   2,306    (1,916)    547,679          388,021     2,564    (5,235)   385,350
==============================================================================================================================

The amortized cost and fair value of securities as of December 31, 2002 and 2001, by contractual maturity, are shown in the following table. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without any penalties (in thousands):


========================================================================================================================
                                                         DECEMBER 31, 2002                          December 31, 2001
------------------------------------------------------------------------------------------------------------------------
                                                      AMORTIZED       FAIR                     Amortized        Fair
                                                        COST         VALUE                         Cost         Value
                                                   ----------------------------              ---------------------------
Available-for-sale securities:
   Due in one year or less                         $    87,223        87,184                     139,245        139,591
   Due in one to five years                             56,176        56,264                      32,971         32,979
   Due in five to ten years                             84,399        84,695                       3,032          3,181
   Due after ten years                                  29,179        28,291                      12,906         12,063
   Mortgage-backed securities                          270,091       270,962                     184,483        181,425
   Federal Reserve/FHLB stock
      and other equity securities                       20,221        20,283                      15,384         16,111
                                                   ----------------------------              ---------------------------
   Total available-for-sale securities             $   547,289       547,679                     388,021        385,350
========================================================================================================================

In 2002, 2001 and 2000, the Company had gross realized gains on sales of available-for-sale securities of $604,000, $524,000 and $79,000, respectively. During 2002, 2001 and 2000, gross realized losses on sales of available-for-sale securities totaled $497,000, $187,000 and $119,000, respectively. Proceeds from sales of available-for-sale securities during 2002, 2001 and 2000, were $2.8 billion, $1.3 billion and $675.5 million, respectively. At December 31, 2002 and 2001, securities having a carrying value of $143.2 million and $116.0 million, respectively, were pledged as collateral for public deposits, trust deposits and securities sold under repurchase agreements.

(4)  LOANS
A summary of the loan portfolio at December 31, 2002 and 2001 is as follows (in thousands):

===================================================================
                                              2002         2001
-------------------------------------------------------------------
Commercial and commercial real estate   $ 1,320,598    1,007,580
Home equity                                 365,521      261,049
Residential real estate                     156,213      140,041
Premium finance receivables                 461,614      348,163
Indirect auto loans                         178,234      184,209
Tricom finance receivables                   21,048       18,280
Consumer and other loans                     52,858       59,157
                                       ----------------------------
Total loans, net of unearned income    $  2,556,086    2,018,479
===================================================================

Certain real estate loans, including mortgage loans held-for-sale, and home equity loans with balances totaling approximately $313.4 million and $312.8 million, at December 31, 2002 and 2001, respectively, were pledged as collateral to secure the availability of borrowings from certain Federal agency banks. The majority of these pledged loans are included in a blanket pledge of qualifying loans by five of the Banks to the Federal Home Loan Bank (FHLB). At December 31, 2002 and 2001, the Banks borrowed $140.0 million and $90.0 million, respectively, from the FHLB in connection with these collateral arrangements. See Note 12 for a summary of these borrowings.

The Company's loan portfolio is generally comprised of loans to consumers and small to medium-sized businesses located within the geographic market areas that the Banks serve. The premium finance and Tricom receivables portfolios are made to customers on a national basis and the indirect auto loans are generated through a network of local automobile dealers. As a result, the Company strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. Such diversification reduces the exposure to economic downturns that may occur in different segments of the economy or in different industries.

It is the policy of the Company to review each prospective credit in order to determine the appropriateness and, when required, the adequacy of security or collateral necessary to obtain in making a loan. The type of collateral, when required, will vary in ranges from liquid assets to real estate. The Company seeks to assure access to collateral, in the event of default, through adherence to state lending laws and the Company's credit monitoring procedures.

Certain officers and directors of Wintrust and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. A rollforward of these loans, including loans made by the Company to certain executive officers, during 2002 is as follows (in thousands):

------------------------------------------------------------
Balance at December 31, 2001                    $    8,871
   New loans and advances                            8,693
   Maturities and paydowns                          (5,666)
                                                -----------
Balance at December 31, 2002                    $   11,898
------------------------------------------------------------


(5)  ALLOWANCE FOR LOAN LOSSES
A summary of the activity in the allowance for loan losses for the years ended December 31, 2002, 2001, and 2000 is as follows (in thousands):

===============================================================
                                     YEAR ENDED DECEMBER 31,
                                -------------------------------
                                    2002      2001      2000
                                -------------------------------
Allowance at beginning of year  $  13,686    10,433     8,783
Provision                          10,321     7,900     5,055
Charge-offs                        (6,589)   (5,322)   (3,756)
Recoveries                            972       675       351
                                -------------------------------
Allowance at end of year        $  18,390    13,686    10,433
===============================================================
A summary of non-accrual loans and their impact on interest income and impaired loans and their impact on interest income is as follows (in thousands):

===============================================================
                                     YEAR ENDED DECEMBER 31,
                                -------------------------------
                                    2002      2001      2000
                                -------------------------------
Total non-accrual loans
   (as of year end)             $  6,842     8,967     4,329
Reduction of interest income
   from non-performing loans          79        91       111

Average balance of impaired loans    767       503     1,212
Interest income recognized
   on impaired loans                  26         9         6
===============================================================

Management evaluates the value of the impaired loans primarily by using the fair value of the collateral. A summary of impaired loan information at December 31, 2002 and 2001 is as follows (in thousands):

============================================================
                                           2002      2001
                                         -------------------
Impaired loans                            $  983       641
Impaired loans that had allocated
   specific allowance for loan losses        965       500
Allocated allowance for loan losses          200       347
============================================================

(6)  MORTGAGE SERVICING RIGHTS
The outstanding principal balance of mortgage loans serviced for others totaled $239 million at December 31, 2002, $132 million at December 31, 2001 and $97 million at December 31, 2000. The following is a summary of the changes in mortgage servicing rights for the years ended December 31, 2002, 2001 and 2000 (in thousands):

===============================================================
                                     YEAR ENDED DECEMBER 31,
                                -------------------------------
                                    2002      2001      2000
                                -------------------------------
Balance at beginning of year    $    906       633       648
Servicing rights capitalized       1,727       775       146
Amortization of servicing rights    (872)     (502)     (161)
Valuation allowance                 (241)        -         -
                                -------------------------------
Balance at end of year, net     $  1,520       906       633
===============================================================

At December 31, 2002, 2001 and 2000, the aggregate fair value of mortgage servicing rights was $1.5 million, $950,000 and $895,000, respectively. Fair values are determined by discounting anticipated future net cash flows from servicing activities considering market consensus loan prepayment speeds, interest rates, servicing costs and other economic factors.

Amortization of existing balances of mortgage servicing rights is expected to approximate $559,000 in 2003, $331,000 in 2004, $240,000 in 2005, $191,000 in
2006 and $162,000 in 2007.


(7)  GOODWILL AND OTHER INTANGIBLE ASSETS
Upon the adoption of SFAS 142 on January 1, 2002, the Company had unamortized goodwill of $10.0 million and unamortized identifiable intangible assets of $109,000, all of which were subject to the transition provisions of SFAS 141 and SFAS 142. As part of its adoption of SFAS 142, the Company performed a transitional impairment test on its goodwill assets, which indicated that no impairment charge was required. In addition, no material reclassifications or adjustments to the useful lives of finite-lived intangible assets were made as a result of adopting the new guidance.

In accordance with SFAS 142, the Company ceased amortizing goodwill effective January 1, 2002. The following table shows the pro forma effects of applying SFAS 142 to the years ending December 31, 2001 and 2000 (in thousands, except per share data).

================================================================
                                      YEAR ENDED DECEMBER 31,
                                 -------------------------------
                                      2002      2001      2000
                                 -------------------------------
Net income as reported            $  27,875    18,439    11,155
 Add back: goodwill amortization          -       616       644
 Less: related taxes                      -      (208)     (219)
                                 -------------------------------
Net income - pro forma            $  27,875    18,847    11,580
                                 -------------------------------

Earnings per share - Basic
  As reported                     $    1.71      1.34      0.85
  Add back:
   goodwill amortization per share        -      0.03      0.04
                                 -------------------------------
  Pro forma                       $    1.71      1.37      0.89
                                 -------------------------------

Earnings per share - Diluted
  As reported                     $    1.60      1.27      0.83
  Add back:
   goodwill amortization per share        -      0.03      0.03
                                 -------------------------------
  Pro forma                       $    1.60      1.30      0.86
================================================================

A summary of goodwill by business segment is as follows (in thousands):

==================================================================
                       JANUARY 1  GOODWILL   IMPAIRMENT   DEC. 31
                        2002      ACQUIRED     LOSSES      2002
                     ---------------------------------------------
Banking               $  1,018         -            -       1,018
Premium finance              -         -            -           -
Indirect auto                -         -            -           -
Tricom                   8,958         -            -       8,958
Wealth management            -    15,290            -      15,290
Parent and other             -         -            -           -
                     ---------------------------------------------
Total                 $  9,976    15,290            -      25,266
==================================================================

Approximately $17.0 million of the December 31, 2002 balance of goodwill is deductible for tax purposes.

At December 31, 2002 and 2001, the Company had $1.2 million and $109,000, respectively, of unamortized finite-lived intangible assets. As a result of the acquisition of WHAMC, $1.4 million of the purchase price was assigned to the customer list of WHAMC and is being amortized over a seven-year period on an accelerated basis. Total amortization expense associated with intangible assets in 2002, 2001 and 2000, was $324,000, $69,000 and $69,000, respectively.
Amortization expense for these finite-lived intangible assets is expected to total $310,000 in 2003, $229,000 in 2004, $202,000 in 2005, $168,000 in 2006 and
$139,000 in 2007.

(8)  BUSINESS COMBINATIONS
In February, 2002, Wintrust completed its acquisition of Wayne Hummer Companies. The results of the Wayne Hummer Companies have been included in Wintrust's consolidated financial statements since the effective date (February 1, 2002) of the acquisition.

The acquisition of the Wayne Hummer Companies augments the Company's fee-based revenues and diversifies its revenue stream by adding brokerage services as well as offering traditional banking products to the customers of the Wayne Hummer Companies, thereby providing a more comprehensive menu of financial products and services to the customers of the Banks and the Wayne Hummer Companies.

The aggregate purchase price was $28.6 million consisting of $8.6 million in cash, 762,742 shares of Wintrust's common stock (then valued at $15 million) and $5.0 million of deferred cash payments to be made over a three-year period subsequent to the closing date. Wintrust is obligated to pay additional consideration contingent upon the attainment of certain performance measures over the next five years. The additional consideration, if any, will be recorded as additional goodwill at its fair value when paid, or when the additional consideration is deemed, beyond a reasonable doubt, to have been earned. The value of Wintrust's common stock issued was determined based on the unweighted average of the high and low sales prices of Wintrust's common stock on the Nasdaq National Market for the 10 trading days ending on the second trading day preceding the effective date of the acquisition. The Company recorded $15.3 million of goodwill and $1.4 million of finite-lived intangible assets related to the customer list of WHAMC.

Following is a condensed balance sheet of the Wayne Hummer Companies as of the effective date of acquisition, reflecting the amount assigned to each major asset and liability category (in thousands):

============================================================
ASSETS:
Cash and due from banks                        $       440
Interest bearing deposits with banks                   292
Available-for-sale securities, at fair value           304
Trading account securities                           4,811
Brokerage customer receivables                      62,982
Goodwill                                            15,290
Other intangible assets                              1,380
Other assets                                         7,629
                                                 ----------
Total assets                                        93,128
                                                 ----------

LIABILITIES AND EQUITY:
Other borrowings                                    42,648
Other liabilities                                   21,866
Equity                                              28,614
                                                 ----------
Total liabilities and equity                     $  93,128
============================================================


The following pro forma information reflects the Company's results of operations for the periods shown as if the results of the Wayne Hummer Companies were included from the beginning of the periods shown. The "Wintrust as reported" results include the results of the Wayne Hummer Companies since the effective date of the acquisition (in thousands, except for per share data):

                                                       YEAR ENDED
                                                       DECEMBER 31,
                                               -----------------------
                                                   2002         2001
----------------------------------------------------------------------
NET REVENUE:
Wintrust as reported
   (includes WHC from February 1, 2002)        $ 158,800      102,812
WHC (results prior to February 1, 2002)            2,919       31,488
                                               -----------------------
Pro forma net revenue                          $ 161,719      134,300
                                               -----------------------

INCOME BEFORE TAXES AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGE:
Wintrust as reported
   (includes WHC from February 1, 2002)        $  42,495       29,129
WHC (results prior to February 1, 2002)              108        1,637
                                               -----------------------
Pro forma income before taxes and cumulative
   effect of accounting change                 $  42,603       30,766
                                               -----------------------

NET INCOME:
Wintrust as reported
   (includes WHC from February 1, 2002)        $  27,875       18,439
WHC (results prior to February 1, 2002)               70        1,064
                                               -----------------------
Pro forma net income                           $  27,945       19,503
                                               -----------------------

BASIC EPS:
Wintrust as reported
   (includes WHC from February 1, 2002)        $    1.71         1.34
WHC (results prior to February 1, 2002)            (0.01)           -
                                               -----------------------
Pro forma basic EPS                            $    1.70         1.34
                                               -----------------------

DILUTED EPS:
Wintrust as reported
   (includes WHC from February 1, 2002)        $    1.60         1.27
WHC (results prior to February 1, 2002)            (0.01)           -
                                               -----------------------
Pro forma diluted EPS                          $    1.59         1.27
----------------------------------------------------------------------

(9)  PREMISES AND EQUIPMENT, NET
A summary of premises and equipment at December 31, 2002 and 2001 is as follows (in thousands):

===========================================================
                                           2002      2001
                                      ---------------------
Land                                  $    21,202   16,179
Buildings and leasehold improvements      80,601    64,497
Furniture, equipment and
   computer software                      34,360    28,597
Construction in progress                   8,669     8,215
                                      ---------------------
                                         144,832   117,488
Less:  Accumulated depreciation
   and amortization                       27,785    21,495
                                      ---------------------
                                         117,047    95,993
Equipment under leasing contracts,
   net of accumulated depreciation         1,914     3,139
                                      ---------------------
Premises and equipment, net           $  118,961    99,132
===========================================================

Equipment under leasing contracts represents the Company's investment in equipment leased to others under operating lease agreements. The portfolio consists of various types of equipment including medical, technological and machine tools.

Depreciation and amortization expense related to premises and equipment, excluding equipment under leasing contracts, totaled $7.3 million and $6.1 million in 2002 and 2001, respectively. Depreciation expense related to equipment under leasing contracts totaled $974,000 and $1.3 million in 2002 and 2001, respectively.


(10)  DEPOSITS
The following is a summary of deposits at December 31, 2002 and 2001 (in thousands):

============================================================
                                        2002        2001
                                 ---------------------------
Non-interest bearing accounts    $     305,540      254,269
NOW accounts                           354,499      286,860
NOW-Brokerage customer deposits        231,700            -
Money market accounts                  399,441      335,881
Savings accounts                       147,669      132,514
Time certificate of deposits         1,650,275    1,305,112
                                 ---------------------------
Total deposits                   $   3,089,124    2,314,636
============================================================

The scheduled maturities of time certificate of deposits at December 31, 2002 and 2001 are as follows (in thousands):

=============================================================
                                       2002         2001
                                  ---------------------------
Due in one year                    $ 1,033,840     1,012,626
Due in one to two years                373,047       164,487
Due in two to three years              106,345        99,705
Due in three to four years              43,803        15,544
Due after four years                    93,240        12,750
                                  ---------------------------
Total time certificate of deposits $ 1,650,275     1,305,112
=============================================================

Certificates of deposit in amounts of $100,000 or more approximated $818.7 million and $659.1 million at December 31, 2002 and 2001, respectively.


(11)  NOTES PAYABLE
A summary of the outstanding balances of notes payable at December 31, 2002 and 2001 is as follows (in thousands):

===========================================================
                                       2002          2001
                                   ------------------------
Maturity less than one year        $  19,025        21,575
Maturity greater than one year        25,000        25,000
                                   ------------------------
Total notes payable                $  44,025        46,575
===========================================================

The notes payable balance represents the outstanding balance on a revolving loan agreement ("Agreement") with an unaffiliated bank. At December 31, 2002, the total amount of the Agreement is $75.0 million, comprised of a $50.0 million revolving note that matures on May 15, 2003 and a $25.0 million revolving note that matures on February 27, 2006. Interest is calculated at a floating rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus 140 basis points. At December 31, 2002 and 2001, the interest rates on the notes payable were 2.78% and 3.42% respectively. At December 31, 2002 and 2001, $25.0 million of notes payable were effectively converted to fixed-rate debt through the use of an interest rate swap. See Notes 1 and 21 for further discussion on derivative instruments.

The Agreement is secured by the stock of all Banks and contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. At December 31, 2002, the Company is in compliance with all debt covenants. The Agreement may be utilized, as needed, to provide capital to fund continued growth at the Company's Banks, expand its asset management business, fund possible acquisitions of financial institutions or other finance related companies, purchase treasury stock or for other general corporate matters.

(12)  FEDERAL HOME LOAN BANK ADVANCES
A summary of the outstanding balances of Federal Home Loan Bank ("FHLB") advances at December 31, 2002 and 2001, is as follows (in thousands):

===========================================================
                                       2002          2001
                                   ------------------------
4.60% advance due July 2011        $  30,000        30,000
3.95% advance due November 2011       35,000        35,000
3.30% advance due November 2011       25,000        25,000
4.17% advance due June 2012           25,000             -
4.79% advance due June 2012           25,000             -
                                   ------------------------

Federal Home Loan Bank advances    $ 140,000        90,000
===========================================================

The FHLB advances bear fixed rates with varying one-time call dates ranging from July 2004 to June 2007. The Company has an arrangement with the FHLB whereby based on available collateral (residential mortgages), the Company could have borrowed an additional $20.2 million at December 31, 2002. The weighted-average interest rate on FHLB advances at December 31, 2002, was 4.16%.


(13)  SUBORDINATED NOTE
In 2002, the Company entered into a $25.0 million subordinated note agreement with an unaffiliated bank. The note matures on October 29, 2012, requires annual principal payments of $5.0 million beginning in 2008 and may be redeemed by the Company at any time prior to maturity. The note qualifies as Tier II capital for regulatory purposes. Interest is calculated at a floating rate equal to LIBOR plus 260 basis points. The Company effectively converted the subordinated note to a fixed-rate note through the use of an interest rate swap. See Notes 1 and 21 for further discussion on derivative instruments.


(14)  OTHER BORROWINGS
The following is a summary of other borrowings at December 31, 2002 and 2001 (in thousands):

===========================================================
                                        2002         2001
                                   ------------------------
Federal funds purchased            $   2,000        11,800
Securities sold under
   repurchase agreements              24,560        16,274
Wayne Hummer Companies funding        15,148             -
Other                                  5,000             -
                                   ------------------------
  Total other borrowings           $  46,708        28,074
===========================================================

As of December 31, 2002 and 2001, the interest rate on federal funds purchased were 1.50% and 1.99%, respectively. Securities sold under repurchase agreements represent sweep accounts in connection with master repurchase agreements at the Banks. Securities are maintained under the Company's control and are pledged for balances of the customers' accounts. Securities underlying these agreements consist of U.S. Government agency, mortgage-backed and corporate securities and are included in the available-for-sale securities portfolio as reflected on Company's Consolidated Statements of Condition. As of December 31, 2002 and 2001, the weighted average interest rates of securities sold under repurchase agreements were 1.06% and 1.54%, respectively.

The Wayne Hummer Companies funding consists of collateralized demand obligations to brokers that are used to finance securities purchased by customers on margin and securities owned by WHI. At December 31, 2002, $8.8 million of customers' securities and $4.1 million of the Company's trading securities were pledged on behalf of these borrowings. These borrowings have interest rates approximating the federal funds rate. The weighted average interest rate at December 31, 2002 was 1.70%. Other represents the Company's interest-bearing deferred portion of the purchase price of the Wayne Hummer Companies.


(15)  LONG-TERM DEBT - TRUST PREFERRED SECURITIES
The Company issued $51,050,000 of Trust Preferred Securities through two separate issuances by Wintrust Capital Trust I and Wintrust Capital Trust II ("Trusts"). The Trusts issued $1,579,000 of common securities, all of which are owned by the Company. The Trust Preferred Securities represent preferred undivided beneficial interests in the assets of the Trusts. The Trusts invested the proceeds from the issuances of the Trust Preferred Securities and the common securities in Subordinated Debentures ("Debentures") issued by the Company, with the same maturities and fixed interest rates as the Trust Preferred Securities. The debentures are the sole assets of the Trusts and are eliminated, along with the related income statement effects, in the consolidated financial statements.

A summary of the Company's trust preferred securities at December 31, 2002 and 2001, is as follows (in thousands):

===========================================================
                                       2002         2001
                                  -------------------------
9.0% trust preferred securities of
   Wintrust Capital Trust I, due
   September 30, 2028             $  31,050         31,050
Less:  adjustment for fair
  value hedge                          (156)             -
                                  -------------------------
                                      30,894        31,050
10.5% trust preferred securities of
   Wintrust Capital Trust II, due
   June 30, 2030                     20,000         20,000
                                  -------------------------
Total trust preferred securities  $  50,894         51,050
===========================================================

The Company has guaranteed the payment of distributions and payments upon liquidation or redemption of the Trust Preferred Securities, in each case to the extent of funds held by the Trusts. The Company and the Trusts believe that, taken together, the obligations of the Company under the guarantees, the subordinated debentures, and other related agreements provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trusts under the Trust Preferred Securities. Subject to certain limitations, the Company has the right to defer payment of interest on the Debentures at any time, or from time to time, for a period not to exceed 20 consecutive quarters. The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Debentures at maturity or their earlier redemption. The Debentures are redeemable in whole or in part prior to maturity, at the discretion of the Company if certain conditions are met, and only after the Company has obtained Federal Reserve approval, if then required under applicable guidelines or regulations. The early redemption dates are on or after September 30, 2003 for Wintrust Capital Trust I and June 30, 2005 for Wintrust Capital Trust II.

The Trust Preferred Securities, subject to certain limitations, qualify as Tier 1 capital of the Company for regulatory purposes. Interest expense on the Trust Preferred Securities is deductible for tax purposes.

The Company has effectively converted the 9.0%, $31.05 million, trust-preferred securities to a floating-rate basis with the use of an interest rate swap. The swap qualifies as a fair value hedge, and in accordance with SFAS 133, the carrying value of the trust-preferred securities was adjusted by the change in its fair value since designation as a hedged liability. See Notes 1 and 21 for further discussion on derivative instruments.


(16)  MINIMUM LEASE COMMITMENTS
The Company occupies certain facilities under operating lease agreements. Gross rental expense related to the Company's premises was $2.1 million in 2002 and $1.1 million in 2001 and 2000. The Company also leases certain owned premises and receives rental income from such agreements. Gross rental income related to the Company's buildings totaled $646,000, $502,000 and $486,000, in 2002, 2001 and 2000, respectively. In 2002, 2001 and 2000, the Company also recorded equipment lease income of approximately $1.2 million, $1.6 million and $1.3 million, respectively. Future minimum gross rental payments for office space, future minimum gross rental income, and future minimum equipment lease income as of December 31, 2002 for all noncancelable leases are as follows (in thousands):

============================================================
                               FUTURE     FUTURE    FUTURE
                               MINIMUM    MINIMUM   MINIMUM
                                GROSS      GROSS   EQUIPMENT
                               RENTAL     RENTAL     LEASE
                              PAYMENTS    INCOME    INCOME
                             -------------------------------

2003                          $  1,884       437       860
2004                             1,786       191       534
2005                             1,671        92       216
2006                             1,511        87        16
2007                             1,312        88         -
2008 and thereafter                 56       104         -
                             -------------------------------
Total minimum future amounts  $  8,220       999     1,626
============================================================



(17)  INCOME TAXES
Income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 is summarized as follows (in thousands):

=================================================================
                                        YEAR ENDED DECEMBER 31,
                                   ------------------------------
                                       2002      2001      2000
                                   ------------------------------
Current income taxes:
   Federal                         $  13,154     8,492     4,509
   State                                 290       153       187
                                   ------------------------------
     Total current income taxes       13,444     8,645     4,696
                                   ------------------------------

Deferred income taxes:
   Federal                               446     1,348       847
   State                                 730       443      (250)
                                   ------------------------------
     Total deferred income taxes       1,176     1,791       597
                                   ------------------------------

Total income tax expense           $  14,620    10,436     5,293
=================================================================

The exercise of certain stock options produced tax benefits of $2.8 million in 2002, $312,000 in 2001 and $151,000 in 2000 which were recorded directly to shareholders' equity.

A reconciliation of the differences between taxes computed using the statutory Federal income tax rate of 35% and actual income tax expense is as follows (in thousands):


===========================================================
                                  YEAR ENDED DECEMBER 31,
                             ------------------------------
                                 2002      2001      2000
                             ------------------------------
Computed "expected" income
   tax expense               $  14,873    10,195     5,757
Increase (decrease) in tax
   resulting from:
     Tax-exempt interest,
       net of interest
       expense disallowance       (475)     (469)     (295)
     State taxes, net of
       federal tax benefit         663       388      ( 40)
     Income earned on life
       insurance policies         (291)        -         -
     Decrease in valuation
       allowance for deferred
       tax assets                    -         -      (346)
     Other, net                   (150)      322       217
                             ------------------------------
Income tax expense           $  14,620    10,436     5,293
===========================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows (in thousands):

================================================================
                                            2002          2001
                                          ----------------------
Deferred tax assets:
   Allowance for loan losses              $ 7,047         5,310
   Net unrealized losses on
     securities (SFAS 115)                      -           930
   Net unrealized losses on
     derivatives (SFAS 133)                   609           303
   Federal net operating loss carryforward  3,529         4,091
   State net operating loss carryforward      148           440
   Deferred compensation                    1,101           621
   Other                                      127           292
                                          ----------------------
Total gross deferred tax assets            12,561        11,987
                                          ----------------------

Deferred tax liabilities:
   Premises and equipment                   3,430         2,067
   Deferred loan fees and costs               990         1,119
   Capitalized servicing rights             1,056           780
   Goodwill and intangible assets           1,013           137
   Net unrealized gains on
     securities (SFAS 115)                    137             -
   Other                                      737           368
                                          ----------------------
Total gross deferred tax liabilities        7,363         4,471
                                          ----------------------
Net deferred tax assets                   $ 5,198         7,516
================================================================

At December 31, 2002, Wintrust had Federal net operating loss carryforwards of $10.1 million which are available to offset future taxable income. These net operating losses expire in years 2005 through 2010 and are subject to certain statutory limitations. In addition, the Company had state net operating loss carryforwards of $3.1 million which are available to offset future taxable income and expire in 2011 through 2020.

Management believes that it is more likely than not that the recorded net deferred tax assets will be fully realized and therefore no valuation allowance is necessary. The basis for the conclusion that it is more likely than not that the deferred tax assets will be realized is based on the Company's historical earnings trend, its current level of earnings and prospects for continued growth and profitability.


(18)  EMPLOYEE BENEFIT AND STOCK PLANS
The Wintrust Financial Corporation 1997 Stock Incentive Plan ("the Plan") permits the grant of incentive stock options, nonqualified stock options, rights and restricted stock. The Plan covers substantially all employees of Wintrust. A total of 4,481,038 shares of Common Stock may be granted under the Plan.

The Plan provides options to purchase shares of Wintrust's common stock at the fair market value of the stock on the date the option was granted. The incentive and nonqualified options generally vest ratably over a five-year period and expire at such time as the Compensation Committee shall determine at the time of grant, however, in no case shall they be exercisable later than ten years after the grant.

A summary of the Plan's aggregate stock option activity for 2002, 2001 and 2000 is as follows:

=======================================================================
                                                            WEIGHTED
                            COMMON          RANGE OF        AVERAGE
                            SHARES        STRIKE PRICES   STRIKE PRICE
                         ----------------------------------------------

Outstanding at
   December 31, 1999      2,568,643     $ 3.87 -  14.50    $  8.77
Granted                     206,550       9.21 -  11.92      10.33
Exercised                   115,394       3.87 -   9.69       6.30
Forfeited or canceled       149,853       5.17 -  14.50      12.18
                         ----------------------------------------------
Outstanding at
   December 31, 2000      2,509,946       3.87 -  14.50       8.81
Granted                     279,675      12.63 -  20.65      13.78
Exercised                   105,774       5.17 -  12.92       9.30
Forfeited or canceled        46,626       5.17 -  12.92      11.31
                         ----------------------------------------------
Outstanding at
   December 31, 2001      2,637,221       3.87 -  20.65       9.26
GRANTED                     759,409      18.81 -  30.59      21.80
EXERCISED                   492,079       3.87 -  18.00       5.48
FORFEITED OR CANCELED        22,688       5.17 -  20.65      12.16
                         ----------------------------------------------
OUTSTANDING AT
   DECEMBER 31, 2002      2,881,863     $ 5.17 -  30.59   $  13.19
=======================================================================

At December 31, 2002, 2001 and 2000, the weighted-average remaining contractual life of outstanding options was 6.0 years, 5.0 years and 5.6 years, respectively. Additionally, at December 31, 2002, 2001 and 2000, the number of options exercisable was 1,668,709, 1,935,569 and 1,835,887, respectively, and the weighted-average per share exercise price of those options was $9.50, $8.16 and $7.85, respectively. Expiration dates for options outstanding at December 31, 2002 range from December 16, 2003 to December 23, 2012.

The following table presents certain information about the outstanding options and the currently exercisable options as of December 31, 2002:

============================================================================================================================
                            OPTIONS OUTSTANDING                                             OPTIONS CURRENTLY EXERCISABLE
---------------------------------------------------------------------------            -------------------------------------
                                         WEIGHTED             WEIGHTED                                            WEIGHTED
      RANGE OF                           AVERAGE               AVERAGE                                             AVERAGE
      EXERCISE            NUMBER         EXERCISE             REMAINING                       NUMBER              EXERCISE
       PRICES           OF SHARES          PRICE                TERM                        OF SHARES              PRICE
---------------------------------------------------------------------------            -------------------------------------
 $  5.17  - 7.18          395,904      $     5.59            1.55 years                       395,904            $   5.59
    7.58  - 9.90          492,979            8.90            3.57 years                       468,679                8.88
   10.17  - 11.63         449,710           11.04            6.62 years                       334,750               11.10
   11.92  - 12.00         458,335           12.00            5.03 years                       370,481               12.00
   12.29  - 14.50         287,475           12.71            7.69 years                        91,095               12.79
   18.48  - 18.81         510,065           18.80            9.05 years                         3,300               18.48
   20.61  - 24.92         112,295           21.11            9.05 years                         4,500               20.64
   29.11  - 30.59         175,100           30.53            9.94 years                            -                    -
---------------------------------------------------------------------------            -------------------------------------
 $  5.17  -30.59        2,881,863      $    13.19            5.98 years                     1,668,709            $   9.50
============================================================================================================================

Holders of Restricted Stock Unit Awards ("restricted stock") are entitled to receive at no cost related shares of the Company's common stock generally over periods of one to three years after the awards are granted. Holders of the restricted stock are not entitled to vote or receive cash dividends (or cash payments equal to the cash dividends) on the underlying common shares until the awards are vested. Except in limited circumstances, these awards are canceled upon termination of employment without any payment of consideration by the Company. In 2002, Restricted Stock Unit Awards, representing the rights to acquire 47,057 shares of common stock, were granted, with a grant-date per share value of $18.82. As of December 31, 2002, all of these awards remained outstanding. The compensation expense for the restricted stock equals the quoted market price of the related stock at the date of grant and is accrued over the vesting period. The total compensation expense recognized for the restricted stock in 2002 was $655,000. No restricted stock was granted prior to 2002.

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans ("401(k) Plans"). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary reductions at their direction, limited to the lesser of 10% of their eligible compensation, or $11,000 in 2002 and $10,500 in 2001 and 2000. Employer contributions to the 401(k) Plans are made at the employer's discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company's expense for the employer contributions to the 401(k) Plans was approximately $790,000, $246,000 and $151,000 in 2002, 2001 and 2000, respectively.

The Wintrust Financial Corporation Employee Stock Purchase Plan ("SPP") is designed to encourage greater stock ownership among employees, thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock. The Company has reserved 375,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be either newly issued shares of the Company or shares issued from treasury, if any. In accordance with the SPP, the purchase price of the shares of Common Stock may not be lower than the lesser of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the last date for the offering period. The Company's Board of Directors authorized a purchase price calculation at 90% of fair market value for each of the offering periods. During 2002, 2001 and 2000, a total of 34,123 shares, 14,454 shares and 13,441 shares, respectively, were issued to participant accounts and approximately $286,000, $98,000 and $23,000, respectively, was recognized as compensation expense. The ninth offering period concludes on March 31, 2003. The Company plans to continue to periodically offer Common Stock through this SPP subsequent to March 31, 2003.

The Company does not currently offer other postretirement benefits such as health care or other pension plans.

The Wintrust Financial Corporation Directors Deferred Fee and Stock Plan ("DDFS Plan") allows directors of the Company and its subsidiaries to choose payment of directors fees in either cash or common stock of the Company and to defer the receipt of the fees. The DDFS Plan is designed to encourage stock ownership by directors. The Company has reserved 225,000 shares of its authorized Common Stock for the DDFS Plan. All shares offered under the DDFS Plan will be either newly issued shares of the Company or shares issued from treasury. The number of shares issued is determined on a quarterly basis based on the fees earned during the quarter and the fair market value per share of the Common Stock on the last trading day of the preceding quarter. The shares are issued annually and the directors are entitled to dividends and voting rights upon the issuance of the shares. For those directors that elect to defer the receipt of the Common Stock, the Company maintains records of stock units representing an obligation to issue shares of Common Stock. The number of stock units equals the number of shares that would have been issued had the director not elected to defer receipt of the shares. Additional stock units are credited at the time dividends are paid, however no voting rights are associated with the stock units. The shares of Common Stock represented by the stock units are issued in the year specified by the directors in their participation agreements.


(19)  REGULATORY MATTERS
Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. No cash dividends were paid to Wintrust by the Banks for the year ended, December 31, 2002. During 2001 and 2000, cash dividends totaling $13.5 million and $16.0 million, respectively, were paid to Wintrust by the Banks. As of January 1, 2003, the Banks had approximately $46.3 million available to be paid as dividends to Wintrust; however, only $23.0 million was available as dividends from the Banks without reducing their capital below the well-capitalized level.

The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 2002 and 2001, reserve balances of approximately $23.0 million and $4.9 million, respectively, were required.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 leverage capital (as defined) to average quarterly assets (as defined).

The Federal Reserve's capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum leverage ratio of Tier 1 Capital to total assets of 3.0% for strong bank holding companies (those rated a composite "1" under the Federal Reserve's rating system). For all other banking holding companies, the minimum ratio of Tier 1 Capital to total assets is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. As reflected in the following table, the Company met all minimum capital requirements at December 31, 2002 and 2001:

============================================================
                                        2002          2001
                                     -----------------------
Total Capital to Risk Weighted Assets    9.4%          8.5%
Tier 1 Capital to Risk Weighted Assets   8.0           7.7
Tier 1 Leverage Capital to Average
   Quarterly Assets                      7.0           7.1
============================================================

In connection with the acquisition of the Wayne Hummer Companies, Wintrust became designated as a Financial Holding Company. Bank holding companies approved as financial holding companies may engage in an expanded range of activities, including the businesses conducted by the Wayne Hummer Companies. As a financial holding company, Wintrust's Banks are required to maintain their capital positions at the "well-capitalized" level.

As of December 31, 2002, the most recent notification from the Banks' primary federal regulators, the Banks were categorized as well capitalized under the regulatory framework for prompt corrective action. The ratios required for the Banks to be "well capitalized" by regulatory definition are 10.0%, 6.0%, and 5.0% for the Total Capital-to-Risk Weighted Assets, Tier 1 Capital-to-Risk Weighted Assets and Tier 1 Leverage Capital-to-Average Quarterly Assets,
respectively.   There  are  no  conditions  or  events  since  the  most  recent notification that management believes would materially affect the Banks' regulatory capital categories.

The Banks' actual capital amounts and ratios as of December 31, 2002 and 2001 are presented in the following table (dollars in thousands):


===============================================================================================================================
                                            DECEMBER 31, 2002                                 December 31, 2001
                           ---------------------------------------------------   ----------------------------------------------
                                                           TO BE WELL                                          To Be Well
                                                          CAPITALIZED BY                                    Capitalized by
                                     ACTUAL           REGULATORY DEFINITION              Actual          Regulatory Definition
                           ---------------------------------------------------   ----------------------------------------------
                               AMOUNT      RATIO        AMOUNT       RATIO          Amount      Ratio       Amount    Ratio
                           ---------------------------------------------------   ----------------------------------------------

TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
Lake Forest                 $  80,218        11.0%     $  73,006       10.0%      $ 60,219       10.1%  $  59,650     10.0%
Hinsdale                       54,447        10.7         50,899       10.0         45,374       10.7      42,371     10.0
North Shore                    71,121        11.4         62,409       10.0         46,201       10.1      45,928     10.0
Libertyville                   43,036        10.4         41,408       10.0         30,732       10.2      30,207     10.0
Barrington                     39,859        10.9         36,697       10.0         27,756       10.2      27,166     10.0
Crystal Lake                   28,708        12.3         23,310       10.0         16,936       11.5      14,785     10.0
Northbrook                     17,093        12.4         13,801       10.0          8,339       13.8       6,032     10.0
------------------------------------------------------------------------------   ----------------------------------------------

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
Lake Forest                 $  75,736        10.4%     $  43,803        6.0%      $ 56,921        9.5%  $  35,790      6.0%
Hinsdale                       50,736        10.0         30,539        6.0         42,608       10.1      25,422      6.0
North Shore                    67,827        10.9         37,446        6.0         43,470        9.5      27,557      6.0
Libertyville                   40,432         9.8         24,845        6.0         28,596        9.5      18,124      6.0
Barrington                     37,492        10.2         22,018        6.0         26,188        9.6      16,229      6.0
Crystal Lake                   27,533        11.8         13,986        6.0         16,130       10.9       8,871      6.0
Northbrook                     16,323        11.8          8,281        6.0          7,959       13.2       3,619      6.0
------------------------------------------------------------------------------   ----------------------------------------------

TIER 1 LEVERAGE CAPITAL (TO AVERAGE QUARTERLY ASSETS):
Lake Forest                 $  75,736         8.1%     $  46,887        5.0%      $ 56,921        7.8%  $  36,388      5.0%
Hinsdale                       50,736         8.1         31,402        5.0         42,608        9.1      23,439      5.0
North Shore                    67,827         9.4         35,939        5.0         43,470        8.1      26,967      5.0
Libertyville                   40,432         8.4         24,135        5.0         28,596        8.2      17,554      5.0
Barrington                     37,492         8.6         21,752        5.0         26,188        8.8      14,895      5.0
Crystal Lake                   27,533         9.8         13,992        5.0         16,130        9.2       8,753      5.0
Northbrook                     16,323         9.3          8,798        5.0          7,959       10.9       3,642      5.0
===============================================================================================================================

Wayne Hummer Investments, LLC (WHI) and Focused Investments, LLC (FI), as securities broker-dealers, are also subject to various capital rules imposed by the New York Stock Exchange and the Securities and Exchange Commission. At December 31, 2002, WHI had net capital of $6.2 million, which was $5.3 million in excess of its required minimum net capital and FI had net capital of $208,000, which was $158,000 in excess of its required minimum net capital.

(20)  COMMITMENTS AND CONTINGENCIES
The Company has outstanding, at any time, a number of commitments to extend credit to its customers. These commitments include revolving home line and other credit agreements, term loan commitments and standby letters of credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to extend credit at December 31, 2002 and 2001 were $962.5 million and $683.5 million, respectively. Standby and commercial letters of credit amounts were $29.4 million and $25.9 million at December 31, 2002 and 2001, respectively.

In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2002 and 2001, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $141.1 million and $107.8 million, respectively.

In the ordinary course of business, there are legal proceedings pending against the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.


(21)  DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into certain derivative financial instruments as part of its strategy to manage its exposure to market risk. Market risk is the possibility that, due to changes in interest rates or other economic conditions, the Company's net interest income will be adversely affected. These derivative instruments represent contracts between parties that result in one party delivering cash to the other party based on a notional amount and an underlying rate as specified in the contract. The amount of cash delivered from one party to the other is determined based on the interaction of the notional amount of the contract with the underlying rate. Derivatives could also be implicit in certain contracts and commitments. The derivative financial instruments that are currently being utilized by the Company include interest rate cap and interest rate swap contracts. The amounts potentially subject to market and credit risks are the streams of interest payments under the contracts and not the notional principal amounts used to express the volume of the transactions.

The Company recognizes all derivative financial instruments at fair value on the Consolidated Statement of Condition, regardless of the purpose or intent for holding the instrument. Derivatives are included in other assets or other liabilities, as appropriate. Changes in the fair value of derivative financial instruments are either recognized in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income in the same period and in the same income statement line as the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective hedges, are recorded as a component of comprehensive income, net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income. Derivative contracts are valued using market values provided by the respective counterparties and are periodically validated by comparison with other third parties.

The Company hedges cash flow variability related to variable-rate funding products, specifically notes payable, subordinated notes and certain deposit products, through the use of pay-fixed interest rate swaps and interest rate caps. The Company also uses receive-fixed interest rate swaps to hedge the fair value of certain fixed rate funding products, specifically its trust-preferred securities.

Summary information related to interest rate derivatives used by the Company for interest-rate risk management and designated as accounting hedges under SFAS 133 at December 31, 2002 and 2001 follows (in thousands):


========================================================================================================================
                                                     DECEMBER 31, 2002                             December 31, 2001
                                         ---------------------------------------    ------------------------------------
                                            NOTIONAL                                 Notional
                                             AMOUNT      ASSET     LIABILITY          Amount       Asset      Liability
                                         ---------------------------------------    ------------------------------------
CASH FLOW HEDGES
 Notes Payable:
   Pay-fixed interest rate swap          $    25,000        -         1,125           25,000          -            681
 Subordinated note:
   Pay-fixed interest rate swap               25,000        -           723                -          -              -
 Deposit products:
   Interest rate caps purchased               50,000        -             -           70,000         54              -
                                         ---------------------------------------    ------------------------------------
Total Cash Flow Hedges                       100,000        -         1,848           95,000         54            681
                                         ---------------------------------------    ------------------------------------

FAIR VALUE HEDGES
9.0% Trust-preferred securities:
  Callable, receive-fixed
  interest rate swap                          31,050        -           156                -          -              -
                                         ---------------------------------------    ------------------------------------
Total Fair Value Hedges                       31,050        -           156                -          -              -
                                         ---------------------------------------    ------------------------------------

Total derivatives used for
  interest rate risk management
  and designated in SFAS 133
  relationships                           $  131,050        -         2,004           95,000         54            681
========================================================================================================================

All of the interest rate derivatives designated as hedges in SFAS 133 relationships were considered highly effective for the years ending December 31, 2002 and 2001, and none of the changes in fair value of these derivatives was attributed to hedge ineffectiveness.

The estimated amount of the existing losses on derivatives at December 31, 2002 that are expected to be reclassified into earnings within the next twelve months is approximately $1.2 million.

At December 31, 2002 and 2001, the Company had $25 million and $185 million, respectively, of notional principal amounts of interest rate caps that were not designated as hedges pursuant to SFAS 133. The contract outstanding at December 31, 2002 expired on January 1, 2003. There was no value to these interest rate cap contracts as of December 31, 2002 and 2001.

On January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." Derivatives owned by the Company on January 1, 2001, were not designated as hedges in accordance with SFAS 133. As a result, the effect of recording the derivatives at fair value upon adoption resulted in a charge of $254,000 (net of tax) in the Consolidated Statement of Income to reflect the cumulative effect of a change in accounting principle.

Periodically, the Company will sell options to a bank or dealer for the right to purchase certain securities held within the Banks' investment portfolios. These covered call option transactions are designed primarily to increase the total return associated with holding these securities as earning assets. These covered call options do not qualify as hedges pursuant to SFAS 133, and accordingly, changes in the fair value of these contracts (which over the term of the contract equals the fee received from selling the options) are recognized as other non-interest income. There were no call options outstanding as of December 31, 2002 or 2001.

(22)  FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 (in thousands):

===============================================================================================================
                                                   AT DECEMBER 31, 2002                 At December 31, 2001
                                              -----------------------------          --------------------------
                                                CARRYING             FAIR              Carrying          Fair
                                                  VALUE             VALUE                Value          Value
                                              -----------------------------          --------------------------
FINANCIAL ASSETS:
  Cash and cash equivalents                   $  261,340           261,340              124,222        124,222
  Available-for-sale securities                  547,679           547,679              385,350        385,350
  Trading account securities                       5,558             5,558                    -              -
  Brokerage customer receivables                  37,592            37,592                    -              -
  Mortgage loans held-for-sale                    90,446            90,446               42,904         42,904
  Loans, net of unearned income                2,556,086         2,565,618            2,018,479      2,036,504
  Accrued interest receivable                     11,536            11,536               10,702         10,702

FINANCIAL LIABILITIES:
  Non-maturity deposits                        1,438,849         1,438,849            1,009,524      1,009,524
  Deposits with stated maturities              1,650,275         1,673,514            1,305,112      1,318,137
  Notes payable                                   44,025            44,025               46,575         46,575
  Federal Home Loan Bank advances                140,000           151,782               90,000         88,819
  Subordinated note                               25,000            25,000                    -              -
  Other  borrowings                               46,708            46,708               28,074         28,074
  Long-term debt - trust preferred securities     50,894            55,883               51,050         54,122
  Accrued interest payable                         4,573             4,573                3,999          3,999

DERIVATIVE CONTRACTS:
  Interest rate cap agreements                         -                 -                   54             54
  Interest rate swap contracts                    (2,004)           (2,004)                (681)          (681)
===============================================================================================================

Cash and cash equivalents: Cash and cash equivalents include cash and demand balances from banks, Federal funds sold and securities purchased under resale agreements and interest bearing deposits with banks. The carrying value of cash and cash equivalents approximates fair value due to the short maturity of those instruments.

Available-for-sale securities: The fair values of available-for-sale securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable assets.

Trading account securities: The fair values of trading account securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable assets.

Brokerage customer receivables: The carrying value of brokerage customer receivables approximates fair value due to the relatively short period of time to repricing of variable interest rates. The brokerage customer receivables are charged interest rates similar to other such loans made within the industry.

Mortgage loans held-for-sale: Fair value is estimated using the prices of existing commitments to sell such loans and /or the quoted market prices for commitments to sell similar loans.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are analyzed by type such as commercial, residential real estate, etc. Each category is further segmented into fixed and variable interest rate terms.

For variable-rate loans that reprice frequently, estimated fair values are based on carrying values. The fair value of fixed rate residential loans is based on secondary market sources for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value for other loans is estimated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect credit and interest rate inherent in the loan.

Accrued interest receivable and accrued interest payable: The carrying value of accrued interest receivable and accrued interest payable approximates market value due to the relatively short period of time to expected realization.

Deposit liabilities: The fair value of deposits with no stated maturity, such as non-interest bearing deposits, savings, NOW accounts, brokerage customer deposits and money market accounts, is equal to the amount payable on demand as of year-end (i.e. the carrying value). The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently in effect for deposits of similar remaining maturities.

Notes payable: The carrying value of notes payable approximates fair value due to the relatively short period of time to repricing of variable interest rates.

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances are determined using a discounted cash flow analysis based on current market rates of similar maturity debt securities.

Subordinated note: The carrying value of the subordinated note approximates fair value due to the relatively short period of time to repricing of variable interest rates.

Other borrowings: Carrying value of other borrowings approximates fair value due to the relatively short period of time to maturity or repricing.

Long-term debt: The fair value of long-term debt, which consists entirely of Trust Preferred Securities, are determined based on the quoted market prices as of the last business day of the year.

Interest rate cap and swap agreements: The fair value is based on quoted market prices as of the last business day of the year.

Commitments to extend credit and standby letters of credit: The fair value of commitments to extend credit is based on fees currently charged to enter into similar arrangements, the remaining term of the agreement, the present creditworthiness of the counterparty, and the difference between current interest rates and committed interest rates on the commitments. The majority of the Company's commitments contain variable interest rates; thus the carrying value approximates fair value.

The fair value of letters of credit is based on fees currently charged for similar arrangements. The fair value of such commitments is not material and is not shown here.

The above fair value estimates were made at a point in time based on relevant market information and other assumptions about the financial instruments. As no active market exists for a significant portion of the Company's financial instruments, fair value estimates were based on judgements regarding current economic conditions, future expected cash flows and loss experience, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and therefore cannot be calculated with precision. Changes in these assumptions could significantly affect these estimates. In addition, the fair value estimates only reflect existing on and off-balance sheet financial instruments and do not attempt to assess the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the value of depositor relationships, premises and equipment, intangible assets and the Company's trust and asset management business have not been considered.

(23)  SHAREHOLDERS' EQUITY
A summary of the Company's common and preferred stock at December 31, 2002 and 2001, is as follows:

===========================================================
                                     2002          2001
                                 --------------------------
Common Stock:
   Shares authorized              30,000,000    30,000,000
   Shares issued                  17,216,270    14,531,665
   Shares outstanding             17,216,270    14,531,665
   Cash dividend per share             $0.12        $0.093

Preferred Stock:
   Shares authorized              20,000,000    20,000,000
   Shares issued                           -             -
   Shares outstanding                      -             -
===========================================================

The Company reserves shares of its authorized common stock specifically for its Stock Incentive Plan and its Employee Stock Purchase Plan. The reserved shares, and these plans, are detailed in Note 18 - Employee Benefit and Stock Plans.

The Company has designated 100,000 shares of its preferred stock as Junior Serial Preferred Stock A. These shares were designated in connection with the adoption of a Shareholder Rights Plan in 1998, and are reserved for issuance in the event the Rights become exercisable under the plan. The Rights could be triggered in certain circumstances related to a person or group acquiring more than 15% of the Company's stock or commencing a tender or exchange offer to acquire 15% or more of the Company's stock without prior approval of the Company's Board of Directors. The Rights are evidenced by the certificates representing shares of Common Stock, are nondetachable and do not trade separately. The Rights will expire in April 2008.

The Company has issued warrants to acquire common stock. The warrants entitle the holders to purchase one share of the Company's common stock at purchase prices ranging from $9.90 to $10.00 per share. Warrants outstanding at December 31, 2002 and 2001 were 204,312 and 232,054, respectively. Expiration dates on the remaining outstanding warrants at December 31, 2002 range from December 2003 through November 2005.

In January 2002, the Company's Board of Directors approved a 3-for-2 stock split effected in the form of a 50% stock dividend. It was paid on March 14, 2002 to shareholders of record as of March 4, 2002. All historical share data and per share amounts in this report have been restated to reflect the stock split.

In February 2002, the Company issued 762,742 shares of its common stock in the acquisition of the Wayne Hummer Companies. In addition, in June 2002, the Company issued 1,185,000 of common stock through a public offering and another 177,750 shares in July pursuant to an over-allotment option granted to the underwriters. Net proceeds to the Company, including the over-allotment option, totaled $36.5 million.

In June 2001, the Company issued 1,488,750 additional shares of its common stock through a public offering, realizing net proceeds of approximately $22.2 million. The shares issued included the reissuance of 363,450 treasury shares.

At the January 2003 Board of Directors meeting, a semi-annual cash dividend of $0.08 per share ($0.16 on an annualized basis) was declared. It was paid on February 20, 2003 to shareholders of record as of February 6, 2003.

The following table summarizes the components of other comprehensive income, including the related income tax effects, for the years ending December 31, 2002, 2001 and 2000 (in thousands):

========================================================================================================================
                                                                                     2002               2001      2000
                                                                                ----------------------------------------
 Unrealized net gains (losses) on
   available-for-sale securities                                                   $ 3,168            (1,747)     2,895
 Related tax (expense) benefit                                                      (1,105)              588     (1,013)
                                                                                ----------------------------------------
 Net after tax unrealized gains (losses)
   on available-for-sale securities                                                  2,063            (1,159)     1,882

 Less: reclassification adjustment for
   net gains (losses) realized in net
   income during the year                                                              107               337        (40)
 Related tax (expense) benefit                                                         (38)             (118)        14
                                                                                ----------------------------------------
 Net after tax reclassification
   adjustment                                                                           69               219        (26)
                                                                                ----------------------------------------

 Net unrealized gains (losses) on
   available-for-sale securities, net of
   reclassification adjustment                                                       1,994            (1,378)     1,908
                                                                                ----------------------------------------

 Net unrealized losses on derivatives
   used as cash flow hedges                                                           (871)             (866)        --
 Related tax benefit                                                                   305               303         --
                                                                                ----------------------------------------
 Net unrealized losses on derivatives
   used as cash flow hedges                                                           (566)             (563)        --
                                                                                ----------------------------------------

 Total other comprehensive
   income (loss)                                                                   $ 1,428            (1,941)     1,908
========================================================================================================================

A rollforward of the change in accumulated other comprehensive income for the years ending December 31, 2002, 2001 and 2000 is as follows (in thousands):

========================================================================================================================
                                                                                     2002               2001      2000
                                                                                ----------------------------------------
 Accumulated other comprehensive
   loss at beginning of year                                                       $(2,304)             (363)    (2,271)
 Other comprehensive income (loss)                                                   1,428            (1,941)     1,908
                                                                                ----------------------------------------
 Accumulated other comprehensive
   loss at end of year                                                             $  (876)           (2,304)      (363)
========================================================================================================================

Accumulated other comprehensive income at December 31, 2002, 2001 and 2000 is comprised of the following components (in thousands):

========================================================================================================================
                                                                                     2002               2001      2000
                                                                                ----------------------------------------
 Accumulated unrealized gains (losses)
   on securities available-for-sale                                                $   253            (1,741)     (363)
 Accumulated unrealized losses on
    derivatives used as cash flow hedges                                            (1,129)             (563)      --
                                                                                ----------------------------------------
 Total accumulated other comprehensive
    loss at end of year                                                            $  (876)           (2,304)    (363)
========================================================================================================================

(24)  SEGMENT INFORMATION
The Company's operations consist of five primary segments: banking, premium finance, indirect auto, Tricom and wealth management. Through its seven bank subsidiaries located in several affluent suburban Chicago communities, the
Company provides traditional community banking products and services to individuals and businesses such as accepting deposits, advancing loans, administering ATMs, maintaining safe deposit boxes, and providing other related services. The premium finance operations consist of financing the payment of commercial insurance premiums, on a national basis, through FIFC. Significant portions of the loans originated by FIFC are sold to the Banks and are retained in each of their loan portfolios. The indirect auto segment is operated from one of the Company's bank subsidiaries and is in the business of providing high quality new and used auto loans through a network of auto dealerships within the Chicago metropolitan area. All loans originated by this segment are currently retained within the Banks' loan portfolios. The Tricom segment encompasses the operations of the Company's non-bank subsidiary that provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients throughout the United States. The wealth management segment includes WHTC (previously known as Wintrust Asset Management Company), WHAMC, WHI and FI. In addition to offering trust services to existing customers of the Banks, WHTC targets affluent individuals and small to mid-size businesses whose needs command personalized attention by experienced trust and asset management professionals. WHI provides a full-range of investment products and services tailored to meet the specific needs of individual investors, primarily in the Midwest. Additionally, WHAMC is the investment advisory affiliate of WHI and is advisor to the Wayne Hummer family of mutual funds and FI, a NASD broker/dealer, provides a full range of investment services to clients through a network of relationships with community-based financial institutions primarily in Illinois.

The five reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, each segment's customer base has varying characteristics. The banking and indirect auto segments also have a different regulatory environment than the premium finance, Tricom and wealth management segments. While the Company's chief decision makers monitor each of the seven bank subsidiaries' operations and profitability separately, these subsidiaries have been aggregated into one reportable operating segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.

The segment financial information provided in the following tables has been derived from the internal profitability reporting system used by management and the chief decision makers to monitor and manage the financial performance of the Company. The accounting policies of the segments are generally the same as those described in the Summary of Significant Accounting Policies in Note 1 to the Consolidated Financial Statements. The Company evaluates segment performance based on after-tax profit or loss and other appropriate profitability measures common to each segment. Certain indirect expenses have been allocated based on actual volume measurements and other criteria, as appropriate. Intersegment revenue and transfers are generally accounted for at current market prices. The Parent and Intersegment Eliminations reflects parent company information and intersegment eliminations.

The following is a summary of certain operating information for reportable segments (in thousands):

=============================================================================================================================
                                                                                                     PARENT &
                                                   PREMIUM     INDIRECT                   WEALTH   INTERSEGMENT
                                     BANKING       FINANCE       AUTO       TRICOM     MANAGEMENT  ELIMINATIONS  CONSOLIDATED
                                 --------------------------------------------------------------------------------------------
2002
NET INTEREST INCOME              $    89,264       34,014       8,008         4,246        4,056      (41,460)       98,128
PROVISION FOR LOAN LOSSES              8,761        3,158         786            40            -       (2,424)       10,321
NON-INTEREST INCOME                   25,864        4,623          50         3,501       26,152          482        60,672
NON-INTEREST EXPENSE                  62,324       10,761       2,239         5,053       30,730       (5,123)      105,984
INCOME TAX EXPENSE (BENEFIT)          15,329        9,813       1,998         1,081         (192)     (13,409)       14,620
                                 --------------------------------------------------------------------------------------------
NET INCOME (LOSS)                $    28,714       14,905       3,035         1,573         (330)     (20,022)       27,875
                                 --------------------------------------------------------------------------------------------

TOTAL ASSETS AT END OF PERIOD    $ 3,645,466      517,359     184,018        34,977       75,354     (735,619)    3,721,555
-----------------------------------------------------------------------------------------------------------------------------

2001
Net interest income              $    69,937       26,911       6,796         3,936          755      (34,321)       74,014
Provision for loan losses              7,023        3,611         928            88            -       (3,750)        7,900
Non-interest income                   18,520        4,520          10         4,084        1,996         (332)       28,798
Non-interest expense (1)              49,059       10,288       2,203         5,813        3,421       (4,586)       66,198
Income tax expense (benefit) (1)      11,528        6,960       1,459           870         (257)     (10,285)       10,275
                                 --------------------------------------------------------------------------------------------
Net income (loss)                $    20,847       10,572       2,216         1,249         (413)     (16,032)       18,439
                                 --------------------------------------------------------------------------------------------

Total assets at end of period    $ 2,674,121      375,221     189,912        28,121        5,588     (567,541)    2,705,422
-----------------------------------------------------------------------------------------------------------------------------

2000
Net interest income              $    57,220       14,824       6,489         3,640          508      (21,681)       61,000
Provision for loan losses              4,833        1,409       1,640            15            -       (2,842)        5,055
Non-interest income                    8,627        3,831           2         4,476        1,971         (601)       18,306
Non-interest expense                  38,198       12,952       2,205         5,358        3,156       (4,066)       57,803
Income tax expense (benefit)           8,045        1,705       1,050         1,113         (264)      (6,356)        5,293
                                 --------------------------------------------------------------------------------------------
Net income (loss)                $    14,771        2,589       1,596         1,630         (413)      (9,018)       11,155
                                 --------------------------------------------------------------------------------------------

Total assets at end of period    $ 2,071,147      360,218     209,813        31,883        5,492     (575,747)    2,102,806
=============================================================================================================================

(1) Includes amounts reported on the Consolidated Statements of Income as a cumulative effect of accounting change.

The premium finance and indirect auto segment information shown in the above tables was derived from their internal profitability reports, which assumes that all loans originated and sold to the banking segment are retained within the segment that originated the loans. All related loan interest income, allocations for interest expense, provisions for loan losses and allocations for other expenses are included in the premium finance and indirect auto segments. The banking segment information also includes all amounts related to these loans, as these loans are retained within the Banks' loan portfolios. Accordingly, the intersegment eliminations include adjustments necessary for each category to agree with the related consolidated financial statements. The intersegment elimination amounts reflected in the Income Tax Expense (Benefit) category also includes the recognition of income tax benefits from the realization of previously unvalued tax loss benefits in 2000.

(25)  CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

===========================================================
CONDENSED BALANCE SHEETS
(in thousands):
                                          DECEMBER 31,
                                  -------------------------
                                       2002          2001
                                  -------------------------
ASSETS
Cash                              $       55           232
Other investments                        155         1,772
Loans                                  1,700         1,200
Investment in subsidiaries           350,462       233,637
Other assets                           7,837         6,428
                                  -------------------------
Total assets                      $  360,209       243,269
                                  -------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities                 $    6,710         2,787
Notes payable                         44,025        46,575
Subordinated note                     25,000             -
Other borrowings                       5,000             -
Long-term debt - trust
   preferred securities               52,472        52,629
Shareholders' equity                 227,002       141,278
                                  -------------------------
Total liabilities and
   shareholders' equity           $  360,209       243,269
===========================================================


===============================================================
CONDENSED STATEMENTS OF INCOME
(in thousands):
                                      YEAR ENDED DECEMBER 31,
                                  -----------------------------
                                     2002      2001      2000
                                  -----------------------------
INCOME
Dividends from subsidiaries       $      -   13,500     16,000
Other income                           829      284        101
                                  -----------------------------
Total income                           829   13,784     16,101
                                  -----------------------------

EXPENSES
Interest expense                     7,836    7,082      5,297
Salaries and employee benefits       1,271      692        641
Amortization of goodwill                 -      104        104
Other expenses                       1,756    1,723      1,382
                                  -----------------------------
Total expenses                      10,863    9,601      7,424
                                  -----------------------------
Income (loss) before income taxes
   and equity in undistributed net
   income of subsidiaries          (10,034)   4,183      8,677
Income tax benefit                  (3,642)  (3,515)    (2,841)
                                  -----------------------------
Income (loss) before equity in
   undistributed net income
   of subsidiaries                  (6,392)   7,698     11,518
Equity in undistributed net
   income (loss) of subsidiaries    34,267   10,741       (363)
                                  -----------------------------
NET INCOME                        $ 27,875   18,439     11,155
===============================================================

===============================================================
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands):
                                      YEAR ENDED DECEMBER 31,
                                  -----------------------------
                                     2002      2001      2000
                                  -----------------------------
OPERATING ACTIVITIES:
Net income                        $ 27,875   18,439     11,155
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
  Depreciation and amortization        185      398        338
  Deferred income tax
   expense (benefit)                   251     (135)      (337)
  Tax benefit from exercises
    of stock options                 2,809      312        151
  Increase in other assets          (1,863)  (2,971)    (1,286)
  Increase in other liabilities      4,422    1,345        401
  Equity in undistributed net
   (income) loss of subsidiaries   (34,267) (10,741)       363
                                  -----------------------------
Net cash provided by (used for)
   operating activities               (588)   6,647     10,785
                                  -----------------------------

INVESTING ACTIVITIES:
Capital contributions
   to subsidiaries                 (60,035) (48,150)   (44,169)
Other investing activity, net         (549)     231     (2,532)
                                  -----------------------------
Net cash used for
   investing activities            (60,584) (47,919)   (46,701)
                                  -----------------------------

FINANCING ACTIVITIES:
Increase (decrease) in notes
   payable, net                     (2,550)  19,000     19,225
Proceeds from issuance
  of subordinated note              25,000        -          -
Proceeds from trust preferred
   securities offering                   -        -     20,619
Common stock issuance, net          36,512   22,222          -
Common stock issued upon
   exercise of stock options         2,695      984        727
Common stock issued through
   employee stock purchase plan        974      254        126
Proceeds from conversion of
   common stock warrants               277       11          -
Dividends paid                      (1,903)  (1,279)      (875)
Purchases of common stock              (10)       -     (3,863)
                                  -----------------------------
Net cash provided by
   financing activities             60,995   41,192     35,959
                                  -----------------------------
Net increase (decrease) in cash       (177)     (80)        43
Cash at beginning of year              232      312        269
                                  -----------------------------
Cash at end of year               $     55      232        312
===============================================================

(26)  EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per common share for 2002, 2001 and 2000 (in thousands, except per share data):

============================================================================================================================
                                                                                   2002              2001             2000
                                                                     -------------------------------------------------------
Net income                                                               (A)    $ 27,875           18,439            11,155
                                                                     -------------------------------------------------------
Average common shares outstanding                                        (B)      16,334           13,734            13,066
Effect of dilutive common shares                                                   1,111              811               345
                                                                     -------------------------------------------------------
Weighted average common shares and
  effect of dilutive common shares                                       (C)      17,445           14,545            13,411
                                                                     -------------------------------------------------------
Net income per common share - Basic                                    (A/B)    $   1.71             1.34              0.85
Net income per common share - Diluted                                  (A/C)    $   1.60             1.27              0.83
============================================================================================================================

The effect of dilutive common shares outstanding results from stock options, restricted stock unit awards, stock warrants, shares to be issued under the SPP and the DDFS Plan all being treated as if they had been either exercised or issued, and are computed by application of the treasury stock method.


(27)  QUARTERLY FINANCIAL SUMMARY (UNAUDITED)
The following is a summary of quarterly financial information for the years ended December 31, 2002 and 2001 (in thousands, except per share data):

===========================================================================================================================
                                                        2002 QUARTERS                              2001 Quarters
                                         ----------------------------------------------------------------------------------
                                             FIRST     SECOND     THIRD     FOURTH    First      Second   Third    Fourth
                                         ----------------------------------------------------------------------------------
Interest income                           $ 41,971     44,538    47,545     48,179    41,782     41,390   42,529    40,754
Interest expense                            19,803     20,121    22,130     22,051    24,506     23,375   23,399    21,161
                                         ----------------------------------------------------------------------------------
Net interest income                         22,168     24,417    25,415     26,128    17,276      18,015  19,130    19,593
Provision for loan losses                    2,348      2,483     2,504      2,986     1,638      2,264    2,100     1,898
                                         ----------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                           19,820     21,934    22,911     23,142    15,638     15,751   17,030    17,695
Non-interest income, excluding
  net securities gains (losses)             12,967     13,709    15,761     18,128     6,564      7,305    7,158     7,434
Net securities gains (losses)                 (215)        62       196         64       286         86      (57)       22
Non-interest expense                        22,679     25,906    27,944     29,455    15,971     16,282   16,339    17,191
                                         ----------------------------------------------------------------------------------
Income before income taxes                   9,893      9,799    10,924     11,879     6,517      6,860    7,792     7,960
Income tax expense                           3,531      3,492     3,640      3,957     2,359      2,497    2,784     2,796
Cumulative effect of a change in accounting
  for derivatives, net of tax                    -          -         -          -      (254)         -        -         -
                                         ----------------------------------------------------------------------------------
Net income                                $  6,362      6,307     7,284      7,922     3,904      4,363    5,008     5,164
                                         ----------------------------------------------------------------------------------
Net income per common share:
     Basic                                $   0.42       0.40      0.43       0.46      0.30       0.34     0.34      0.36
     Diluted                              $   0.40       0.37      0.40       0.43      0.29       0.32     0.33      0.33
Cash dividends declared per common share  $   0.06          -      0.06          -     0.047          -    0.047         -
===========================================================================================================================


(28)  SUBSEQUENT EVENTS
On February 4, 2003, Wintrust completed its previously announced acquisition of Lake Forest Capital Management Company. Lake Forest Capital Management Company, based in Lake Forest, Illinois, is a 21-year old well-respected asset manager with approximately $300 million in assets under management. Clients include high net worth individuals, corporations, foundations, endowments and public entities. Lake Forest Capital Management is a registered investment advisor and delivers its products and services with a highly personalized approach customized to client needs. Lake Forest Capital Management will retain its name and has been merged into and will operate as a separate division of WHAMC, Wintrust's existing asset management subsidiary.

The acquisition of Lake Forest Capital Management Company will further expand our wealth management business in the Chicago metropolitan area.

The Board of Directors
Wintrust Financial Corporation

We have audited the accompanying consolidated statements of condition of Wintrust Financial Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.


/s/ Ernst & Young LLP


Chicago, Illinois
March 7, 2003

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion highlights the significant factors affecting the operations and financial condition of Wintrust for the three years ended December 31, 2002. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and Selected Financial Highlights appearing elsewhere within this report. This discussion contains forward-looking statements concerning the Company's business that are based on estimates and involve risks and uncertainties. Therefore, future results could differ significantly from management's current expectations and the related forward-looking statements. See the last section of this discussion for further information regarding forward-looking statements.

OPERATING SUMMARY
Wintrust's key measures of profitability and balance sheet growth continued to show improvement in 2002, as evidenced by the following table (dollars in thousands, except per share data):

----------------------------------------------------------------------------
                                          YEAR ENDED              % OR
                                          DECEMBER 31,         BASIS POINT
                                ---------------------------
                                     2002           2001       (BP)CHANGE
                                --------------------------------------------
Net income                      $   27,875    $    18,439          51%
Net income per common
   share - Diluted                   $1.60          $1.27          26%

Net revenues                    $  158,800    $   102,812          54%
Net interest income             $   98,128    $    74,014          33%

Net interest margin                   3.34%          3.49%        (15) bp
Core net interest margin (1)          3.51%          3.73%        (22) bp
Net overhead ratio (2)                1.41%          1.59%        (18) bp
Return on average assets              0.87%          0.79%          8  bp
Return on average equity             14.76%         15.24%        (48) bp

At end of period:
  Total assets                  $ 3,721,555   $ 2,705,422          38%
  Total loans, net of
   unearned income              $ 2,556,086   $ 2,018,479          27%
  Total deposits                $ 3,089,124   $ 2,314,636          33%

  Book value per common share   $     13.19   $      9.72          36%
  Market price per common share $     31.32   $     20.38          54%
----------------------------------------------------------------------------
(1)  Core  net  interest  margin  excludes  interest  expense   associated  with
     Wintrust's Long-term Debt - Trust Preferred Securities.

(2) The net overhead ratio is calculated by netting total non-interest expense and total non-interest income, and dividing by that period's total average assets. A lower ratio indicates a higher degree of efficiency.

Wintrust's net income increased 51% in 2002, after increasing 65% in 2001 over 2000. On a per share basis, net income per diluted common share increased 26% in 2002, after increasing 53% in 2001. The lower growth rates in the earnings per share in 2002 and 2001, as compared to net income, were due to the issuances of approximately 1.4 million shares of common stock in 2002 and 1.5 million shares in 2001 from additional stock offerings as well as the issuance of 762,742 shares in February 2002 in connection with acquisition of the Wayne Hummer Companies.

On January 24, 2002, the Company's Board of Directors approved a 3-for-2 stock split of the Company's common stock which was effected in the form of a 50% stock dividend. All historical share data and per share amounts included in this report have been restated to reflect the stock split.

Please refer to the Consolidated Results of Operations section later in this discussion for further analysis of the Company's operations for the past three years.

SUMMARY OF CRITICAL ACCOUNTING POLICIES
The Company's Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States and prevailing practices of the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies and accounting principles inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

A summary of the Company's significant accounting policies is presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this Management's Discussion and Analysis section, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the determination of the allowance for loan losses and the valuation of the retained interest in the premium finance receivables sold as the accounting areas that require the most subjective and complex judgments, and as such could be the most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows in impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Management has established credit committees at each of the Banks that evaluate the credit quality of the loan portfolio and the level of the adequacy of the allowance for loan losses. See Note 1 to the Consolidated Financial Statements and the section titled "Credit Risk and Asset Quality" later in this report for a description of the methodology used to determine the allowance for loan losses.

The gains on the sale of premium finance receivables are determined based on management's estimates of the underlying future cash flows of the loans sold. Cash flow projections are used to allocate the Company's initial investment in a loan between the loan, the servicing asset and the Company's retained interest, including its guarantee obligation, based on their relative fair values. Gains or losses are recognized for the difference between the proceeds received and the cost basis allocated to the loan. The Company's retained interest includes a servicing asset, an interest only strip and a guarantee obligation pursuant to the terms of the sale agreement. The estimates of future cash flows from the underlying loans incorporate assumptions for prepayments, late payments and other factors. The Company's guarantee obligation is estimated based on the historical loss experience and credit risk factors of the loans. If actual cash flows from the underlying loans are less than originally anticipated, the Company's retained interest may be impaired, and such impairment would be recorded as a charge to earnings. Because the terms of the loans sold are less than ten months, the estimation of the cash flows is inherently easier to monitor than if the assets had longer durations, such as mortgage loans. See
Note 1 to the Consolidated Financial Statements and the section titled "Non-interest Income" later in this report for further analysis of the gains on sale of premium finance receivables.

OVERVIEW AND STRATEGY
Wintrust is a financial holding company, providing traditional community banking services as well as a full array of wealth management services. Wintrust's bank subsidiaries were organized within the last eleven years. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. The historical financial performance of the Company has been affected by costs associated with growing market share in deposits and loans, establishing new banks and opening new branch facilities, and building an experienced management team. The Company's financial performance over the past several years generally reflects improving profitability of its operating subsidiaries, as they mature, offset by the costs of opening new banks and branch facilities. The Company's experience has been that it generally takes 13-24 months for new banking offices to first achieve operational profitability.

While committed to a continuing growth strategy, management's ongoing focus is also to balance further asset growth with earnings growth by seeking to more fully leverage the existing capacity within each of the Banks and non-bank subsidiaries. One aspect of this strategy is to continue to pursue specialized lending or earning asset niches in order to maintain the mix of earning assets in higher-yielding loans as well as diversify the loan portfolio. Another aspect of this strategy is a continued focus on less aggressive deposit pricing at the Banks with significant market share and more established customer bases.

Wintrust also provides a full range of wealth management services through its trust, asset management and broker-dealer subsidiaries. Wintrust is committed to growing this segment of its business, as evidenced by its acquisition of the Wayne Hummer Companies in February 2002 and Lake Forest Capital Management in early 2003.

DE NOVO BANK FORMATION AND BRANCH OPENING ACTIVITY
The Company has developed its community banking franchise through the formation of seven banks as well as opening branch offices of the Banks. As of December 31, 2002, the Company had 31 banking facilities. One additional branch office was opened in January 2003, and construction of several other offices is currently underway. The following table illustrates the progression of bank and branch openings that have contributed to the Company's growth and results of operations since inception. The opening of a new bank subsidiary is noted in bold.


MONTH               YEAR                 BANK                       LOCATION                       TYPE OF FACILITY
--------------------------------------------------------------------------------------------------------------------------------
January             2003              Crystal Lake Bank          Cary, Illinois (9)                Branch
July                2002              Crystal Lake Bank          McHenry, Illinois (5)             New permanent facility
June                2002              Libertyville Bank          Wauconda, Illinois (4)            New permanent facility
June                2002              Lake Forest Bank           Highland Park, Illinois (8)       Branch
January             2002              Hinsdale Bank              Riverside, Illinois (7)           Branch
December            2001              Northbrook Bank            Northbrook, Illinois              New permanent facility
September           2001              Barrington Bank            Hoffman Estates (6)               Branch
February            2001              Crystal Lake Bank          McHenry, Illinois (5)             Branch
NOVEMBER            2000              NORTHBROOK BANK            NORTHBROOK, ILLINOIS              BANK
July                2000              Libertyville Bank          Wauconda, Illinois (4)            Branch
May                 2000              Libertyville Bank          Wauconda, Illinois (4)            Drive-up
February            2000              Lake Forest Bank           Highwood, Illinois (3)            Branch
October             1999              North Shore Bank           Skokie, Illinois                  Branch
September           1999              Crystal Lake Bank          Crystal Lake, Illinois            Branch
June                1999              Lake Forest Bank           Lake Forest, Illinois             Bank/Corporate expansion
March               1999              Crystal Lake Bank          Crystal Lake, Illinois            Drive-up/walk-up
January             1999              Hinsdale Bank              Western Springs, Illinois (2)     New permanent facility
October             1998              Libertyville Bank          Libertyville, Illinois            Branch
September           1998              Crystal Lake Bank          Crystal Lake, Illinois            New permanent facility
May                 1998              North Shore Bank           Glencoe, Illinois                 Drive-up/walk-up
April               1998              North Shore Bank           Wilmette, Illinois                Walk-up
DECEMBER            1997              CRYSTAL LAKE BANK          CRYSTAL LAKE, ILLINOIS            BANK
November            1997              Hinsdale Bank              Western Springs, Illinois (2)     Branch
February            1997              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
DECEMBER            1996              BARRINGTON  BANK           BARRINGTON, ILLINOIS              BANK
August              1996              Hinsdale Bank              Clarendon Hills, Illinois (1)     Branch
May                 1996              North Shore Bank           Winnetka, Illinois                Branch
November            1995              North Shore Bank           Wilmette, Illinois                Drive-up/walk-up
October             1995              Hinsdale Bank              Hinsdale, Illinois                Drive-up/walk-up
OCTOBER             1995              LIBERTYVILLE BANK          LIBERTYVILLE, ILLINOIS            BANK
October             1995              Libertyville  Bank         Libertyville, Illinois            Drive-up/walk-up
October             1995              North Shore Bank           Glencoe, Illinois                 Branch
May                 1995              Lake Forest Bank           West Lake Forest, Illinois        Branch
December            1994              Lake Forest Bank           Lake Bluff, Illinois              Branch
SEPTEMBER           1994              NORTH SHORE BANK           WILMETTE, ILLINOIS                BANK
April               1994              Lake Forest Bank           Lake Forest, Illinois             New permanent facilities
OCTOBER             1993              HINSDALE BANK              HINSDALE, ILLINOIS                BANK
April               1993              Lake Forest Bank           Lake Forest, Illinois             Drive-up/walk-up
DECEMBER            1991              LAKE FOREST BANK           LAKE FOREST, ILLINOIS             BANK
--------------------------------------------------------------------------------------------------------------------------------

(1)  Operates in this  location as  Clarendon  Hills Bank,  a branch of Hinsdale
     Bank.
(2) Operates in this location as Community Bank of Western Springs, a branch of Hinsdale Bank.
(3) Operates in this location as Bank of Highwood-Fort Sheridan, a branch of Lake Forest Bank.
(4) Operates in this location as Wauconda Community Bank, a branch of Libertyville Bank.
(5) Operates in this location as McHenry Bank & Trust, a branch of Crystal Lake Bank.
(6) Operates in this location as Hoffman Estates Community Bank, a branch of Barrington Bank.
(7)  Operates in this location as Riverside Bank, a branch of Hinsdale Bank.
(8) Operates in this location as Highland Park Bank & Trust, a branch of Lake Forest Bank.
(9)  Operates in this  location as Cary Bank & Trust,  a branch of Crystal  Lake
     Bank.

EARNING ASSET, WEALTH MANAGEMENT
AND OTHER BUSINESS NICHES
As previously mentioned, the Company continues to pursue specialized earning asset and business niches in order to maximize the Company's revenue stream as well as diversify its loan portfolio. A summary of the Company's more significant earning asset niches and non-bank operating subsidiaries follows.

On February 20, 2002, the Company completed its acquisition of the Wayne Hummer Companies, comprising Wayne Hummer Investments LLC ("WHI"), Wayne Hummer Management Company (subsequently renamed Wayne Hummer Asset Management Company "WHAMC") and Focused Investments LLC ("FI"), each based in the Chicago area.

WHI, a registered broker-dealer, provides a full-range of investment products and services tailored to meet the specific needs of individual investors throughout the country, primarily in the Midwest. Although headquartered in Chicago, WHI also operates an office in Appleton, Wisconsin that opened in 1936 and serves the greater Appleton area. As of December 31, 2002, WHI established branch locations in offices at Lake Forest Bank and Hinsdale Bank. It is the Company's intent to continue to open WHI branches at each of the Banks. WHI is a member of the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, and has approximately $4.0 billion in client assets at December 31, 2002.

WHAMC, a registered investment advisor, is the investment advisory affiliate of WHI and is advisor to the Wayne Hummer family of mutual funds, which includes the Wayne Hummer Growth Fund, the Wayne Hummer Core Portfolio Fund, the Wayne Hummer Income Fund, and the Wayne Hummer Money Market Fund. WHAMC also provides money management services and advisory services to individuals and institutional, municipal and tax-exempt organizations. WHAMC also provides portfolio management and financial supervision for a wide-range of pension and profit sharing plans. At December 31, 2002, individual accounts managed by WHAMC totaled approximately $384 million while the four managed mutual funds had approximately $324 million in total assets.

FI, a NASD member broker/dealer, is a wholly-owned subsidiary of WHI and provides a full range of investment services to clients through a network of relationships with community-based financial institutions primarily in Illinois.

To further expand the Company's wealth management business in the Chicago metropolitan area, on February 4, 2003, the Company acquired Lake Forest Capital Management Company, a registered investment advisor with approximately $300 million of assets under management as of December 31, 2002.

In September 1998, the Company formed a trust subsidiary originally named Wintrust Asset Management Company, which was renamed in May 2002 to Wayne Hummer Trust Company ("WHTC") to expand the trust and investment management services that were previously provided through the trust department of Lake Forest Bank. With a separately chartered trust subsidiary, the Company is better able to offer trust and investment management services to all communities served by the Banks. In addition to offering these services to existing bank customers at each of the Banks, the Company believes WHTC can successfully compete for trust business by targeting small to mid-size businesses and affluent individuals whose needs command the personalized attention offered by WHTC's experienced trust professionals. Services offered by WHTC typically include traditional trust products and services, as well as investment management services. Assets under administration by WHTC as of December 31, 2002 were approximately $445 million.

FIFC is the Company's most significant specialized earning asset niche, originating approximately $1.7 billion in loan (premium finance receivables) volume during 2002. FIFC makes loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by FIFC working through independent medium and large insurance agents and brokers located throughout the United States. The insurance premiums financed are primarily for commercial customers' purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud. The majority of these loans are purchased by the Banks in order to more fully utilize their lending capacity. These loans generally provide the Banks higher yields than alternative investments. However, as a result of continued growth in origination volume in 2002, FIFC sold approximately $311 million, or 18%, of the receivables generated during the year to an unrelated third party with servicing retained. The Company began selling the excess of FIFC's originations over the capacity to retain such loans within the Banks' loan portfolios during 1999. In addition to recognizing gains on the sale of these receivables, the proceeds provide the Company with additional liquidity. Consistent with the Company's strategy to be asset-driven, it is probable that similar sales of these receivables will occur in the future; however, future sales of these receivables depends on the level of new volume growth in relation to the capacity to retain such loans within the Banks' loan portfolios. See Consolidated Results of Operations for further information on these loan sales.

In October 1999, the Company acquired Tricom as part of its continuing strategy to pursue specialized earning asset niches. Tricom is a Milwaukee-based company that has been in business for more than ten years and specializes in providing high-yielding, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to clients in the temporary staffing industry. Tricom's clients, located throughout the United States, provide staffing services to businesses in diversified industries. These receivables may involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on the marketability of the collateral. The principal sources of repayments on the receivables are payments received by the borrowers from their customers who are located throughout the United States. The Company mitigates this risk by employing lockboxes and other cash management techniques to protect its interests. By virtue of the Company's funding resources, this acquisition has provided Tricom with additional capital necessary to expand its financing services in a national market. Tricom's revenue principally consists of interest income from financing activities and fee-based revenues from administrative services. In addition to expanding the Company's earning asset niches, Tricom has contributed to higher fee-based income. During 2002, Tricom processed payrolls with associated client billings of approximately $245 million and generated approximately $7.7 million of net revenues.

In addition to the earning asset niches provided by the Company's non-bank subsidiaries, several earning asset niches operate within the Banks, including indirect auto lending which is conducted through a division of Hinsdale Bank, Lake Forest Bank's equipment leasing division and Barrington Bank's Community Advantage program that provides lending, deposit and cash management services to condominium, homeowner and community associations. In addition, Hinsdale Bank operates a mortgage warehouse lending program that provides loan and deposit services to mortgage brokerage companies located predominantly in the Chicago metropolitan area and Crystal Lake Bank has recently developed a specialty in small aircraft lending. The Company continues to pursue the development or acquisition of other specialty lending businesses that generate assets suitable for bank investment and/or secondary market sales.


CONSOLIDATED RESULTS OF OPERATIONS
The following discussion of Wintrust's results of operations requires an understanding that the Company's bank subsidiaries have all been started as new banks since December 1991. The Company's premium finance company, FIFC, began limited operations in 1991 as a start-up company. The Company's trust subsidiary, WHTC, began operations in September 1998. Previously, the Company's Lake Forest Bank operated a trust department on a much smaller scale than WHTC. Tricom started operations as a new company in 1989 and was acquired by the Company in 1999. In February 2002, Wintrust acquired the Wayne Hummer Companies, expanding and diversifying its revenue streams with asset management and brokerage fees. Accordingly, Wintrust is still a young company that has a strategy of continuing to build its customer base and securing broad product penetration in each marketplace that it serves. The Company has expanded its banking franchise from three banks with five offices in 1994 to seven banks with 31 offices at the end of 2002. FIFC has matured from its limited operations in 1991 to a company that generated, on a national basis, $1.7 billion in premium finance receivables in 2002. In addition, WHTC has been building a team of experienced trust professionals who are located within the banking offices of five of the seven subsidiary Banks. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures and existing banks become more profitable, the start-up costs associated with future bank and branch openings and other new financial services ventures will not have as significant an impact on earnings. Additionally, the Company's more mature banks have several operating ratios that are either comparable to or better than peer group data, suggesting that as the Banks become more established, the overall earnings level will continue to increase.

EARNINGS SUMMARY
Net income for the year ended December 31, 2002 totaled $27.9 million, or $1.60 per diluted common share, compared to $18.4 million, or $1.27 per diluted share, in 2001, and $11.2 million, or $0.83 per diluted share in 2000. During 2002, net income increased 51% while earnings per diluted common share increased 26%, and during 2001, net income increased 65% while earnings per diluted common share increased 53%. The lower growth rates in the earnings per share in 2002 and 2001, as compared to net income, were due to the issuances of approximately 1.4 million shares of common stock in 2002 and 1.5 million shares in 2001 from additional stock offerings as well as the issuance of 762,742 shares in February 2002 in connection with acquisition of the Wayne Hummer Companies. Return on average equity was 14.76% in 2002, 15.24% in 2001 and 11.51% in 2000.


NET INTEREST INCOME
The primary source of the Company's revenue is net interest income. Net interest income is the difference between interest income and fees on earning assets, such as loans and securities, and interest expense on the liabilities to fund those assets, including interest bearing deposits and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of earning assets and interest bearing liabilities. In order to compare the tax-exempt asset yields to taxable yields, interest income in the following discussion and tables is adjusted to tax-equivalent yields based on the marginal corporate Federal tax rate of 35%.

Tax-equivalent net interest income in 2002 totaled $99.0 million, up from $74.9 million in 2001 and $61.6 million in 2000, representing increases of $24.2 million, or 32%, in 2002 and $13.3 million, or 22%, in 2001. These increases were primarily attributable to increases in average earning assets, offset in part by lower yields and rates. The table on page 61, titled "Changes in Interest Income and Expense" presents the dollar amount of changes in interest income and expense, by major category, attributable to changes in the volume of the balance sheet category and changes in the rate earned or paid with respect to that category of assets or liabilities, for 2002 and 2001. Average earning assets increased $818.2 million, or 38%, in 2002 and $467.0 million, or 28%, in 2001. Loans are the most significant component of the earning asset base as they earn interest at a higher rate than the other earning assets. Average loans increased $568.4 million, or 32%, in 2002 and $370.2 million, or 26%, in 2001. Total average loans as a percentage of total average earning assets were 79.4%, 83.2% and 84.3% in 2002, 2001, and 2000, respectively. The average yield on loans was 6.75% in 2002, 8.39% in 2001 and 9.28% in 2000, reflecting decreases of 164 basis points in 2002 and 89 basis points in 2001. These decreases reflect the sustained decreases in overall market rates experienced during 2002 and 2001. Similarly, the average rate paid on interest bearing deposits, the largest component of the Company's interest bearing liabilities, was 2.92% in 2002, 4.55% in 2001 and 5.43% in 2000, representing decreases of 163 basis points in 2002 and 88 basis points in 2001. Net interest margin, which reflects net interest income as a percent of average earning assets, was 3.34% in 2002, 3.49% in 2001 and 3.66% in 2000. The decreases in the net interest margin in 2002 and 2001 were due to the Company's asset sensitive balance sheet and continued decreases in short-term rates throughout 2002 and 2001 causing compression in the spread between the yields earned on interest earning assets and the rates paid on interest bearing liabilities. During 2002 and 2001, the Federal Reserve Bank cut short-term interest rates twelve times, resulting in a decrease in short-term rates totaling 50 basis points in 2002 and 475 basis points in 2001 and the lowest rate environment in recent history. Compression resulted when deposit rates could not be reduced in the same magnitude as decreases in short term market rates due to the low level of the rate paid on certain deposit accounts. The core net interest margin, which excludes the impact of the Company's Trust Preferred Securities, was 3.51% in 2002, 3.73% in 2001 and 3.91% in 2000.

AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE, AND INTEREST RATE YIELDS AND COSTS
The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate, yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2002, 2001 and 2000. The yields and costs include loan origination fees and certain direct origination costs that are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected, to the extent it is not applied to principal. Such amounts are not material to net interest income or the net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. Net interest income and the related net interest margin have been adjusted to reflect tax-exempt income, such as interest on municipal securities and loans, on a tax-equivalent basis. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

-----------------------------------------------------------------------------------------------------------------------------------
                                                                      YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------------------------------------------------
                                               2002                            2001                           2000
                                     ----------------------------------------------------------------------------------------------
                                                            AVERAGE                           Average                      Average
                                     AVERAGE                YIELD/      Average               Yield/  Average               Yield/
                                     BALANCE(1)  INTEREST    RATE      Balance(1)  Interest    Rate   Balance(1) Interest    Rate
                                     ----------------------------------------------------------------------------------------------
ASSETS
Interest bearing deposits with banks $    2,212 $     45     2.03%    $      385   $     10    2.60%  $     439  $     26     5.92%
Securities (2)                          447,183   20,006     4.47        223,280     11,821    5.29     237,025    15,669     6.61
Federal funds sold and securities
  purchased under resale agreements     106,466    1,774     1.67        136,778      5,632    4.12      26,202     1,627     6.21
Other earning assets (3)                 54,327    2,303     4.24              -          -       -           -         -        -
Loans, net of unearned income (2) (4) 2,355,020  158,999     6.75      1,786,596    149,850    8.39   1,416,419   131,428     9.28
                                     ----------------------------------------------------------------------------------------------
   Total earning assets               2,965,208  183,127     6.18      2,147,039    167,313    7.79   1,680,085   148,750     8.85
                                     ----------------------------------------------------------------------------------------------

Cash and due from banks                  58,479                           49,536                         49,893
Allowance for loan losses               (16,090)                         (12,202)                        (9,929)
Premises and equipment, net             110,513                           91,590                         80,778
Other assets                             94,357                           52,069                         52,755
                                     ----------------------------------------------------------------------------------------------
   Total assets                      $3,212,467                       $2,328,032                     $1,853,582

-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits - interest bearing:
  NOW accounts                       $  405,198 $  5,108     1.26%    $  205,306  $   4,790    2.33% $  152,731   $ 5,248     3.44%
  Savings and money market accounts     505,478    7,710     1.53        411,929     12,387    3.01     351,095    15,313     4.36
  Time deposits                       1,486,715   57,243     3.85      1,219,584     66,326    5.44     946,011    58,109     6.14
                                     ----------------------------------------------------------------------------------------------
    Total interest bearing deposits   2,397,391   70,061     2.92      1,836,819     83,503    4.55   1,449,837    78,670     5.43
                                     ----------------------------------------------------------------------------------------------

Federal Home Loan Bank advances         119,041    4,954     4.16         21,945        942    4.29           -         -        -
Notes payable and other borrowings      127,244    3,854     3.03         53,649      2,845    5.30      74,893     4,371     5.84
Subordinated note                         4,384      305     6.86              -          -       -           -         -        -
Long-term debt - trust preferred
  securities                             51,050    4,931     9.66         51,050      5,151   10.09      41,990     4,143     9.87
                                     ----------------------------------------------------------------------------------------------
   Total interest-bearing liabilities 2,699,110   84,105     3.12      1,963,463     92,441    4.71   1,566,720    87,184     5.56
                                     ----------------------------------------------------------------------------------------------

Non-interest bearing deposits           262,888                          206,267                        166,050
Other liabilities                        61,620                           37,307                         23,894
Shareholders' equity                    188,849                          120,995                         96,918
  Total liabilities and shareholders'
                                     ----------------------------------------------------------------------------------------------
   equity$                            3,212,467                      $ 2,328,032                     $1,853,582
-----------------------------------------------------------------------------------------------------------------------------------
Interest rate spread (5)                                     3.06%                             3.08%                          3.29%
Net free funds/contribution (6)      $  266,098              0.28%   $   183,576               0.41% $  113,365               0.37%
Net interest income/Net interest
   margin                                       $ 99,022     3.34%                $  74,872    3.49%             $ 61,566     3.66%
Core net interest margin (7)                                 3.51%                             3.73%                          3.91%
-----------------------------------------------------------------------------------------------------------------------------------

(1)  Average balances were generally computed using daily balances.
(2) Interest income on tax-advantaged securities and loans reflects a tax-equivalent adjustment based on a marginal federal tax rate of 35%. This total adjustment reflected in the above table is $894, $858 and $566 in 2002, 2001 and 2000, respectively.
(3) Other earning assets include brokerage customer receivables and trading account securities.
(4) Loans, net of unearned income includes mortgages held for sale and non-accrual loans.
(5) Interest rate spread is the difference between the yield earned on total earning assets and the rate paid on total interest bearing liabilities.
(6) Net free funds are the difference between total average earning assets and total average interest bearing liabilities. The contribution is based on the rate paid for total interest bearing liabilities.
(7) The core net interest margin excludes the interest expense associated with Wintrust's Long-term Debt - Trust Preferred Securities.

The Company uses interest rate swaps and interest rate caps to manage exposure to changes in interest rates. The cash flows generated by derivative instruments deemed to be effective hedges are included in interest income or expense of the hedged item and consequently affect the yields on those assets and liabilities. In addition, for fair value hedges, the carrying amounts of the hedged items are adjusted as a result of changes in the fair value of the derivatives, which also affects the yields on those items. During 2002 and 2001, the Company had interest rate swaps that affected the yields on various funding sources. See Notes 1 and 21 of the Consolidated Financial Statements for further discussion of the Company's derivative instruments and the accounting policies for derivatives.

CHANGES IN INTEREST INCOME AND EXPENSE
The following table shows the dollar amount of changes in interest income (on a tax-equivalent basis) and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate for the periods indicated (in thousands):

============================================================================================================================
                                                                            YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------------------------
                                                        2002 COMPARED TO 2001                    2001 Compared to 2000
                                             -------------------------------------------------------------------------------
                                                  CHANGE      CHANGE                     Change         Change
                                                  DUE TO      DUE TO         TOTAL       Due to         Due to       Total
                                                   RATE       VOLUME        CHANGE        Rate          Volume      Change
                                             -------------------------------------------------------------------------------
INTEREST INCOME:
Interest bearing deposits with banks         $         (2)          37           35           (13)           (3)       (16)
Securities                                         (2,076)      10,261        8,185        (2,982)         (866)    (3,848)
Federal funds sold and securities purchased
   under resale agreements                         (2,810)      (1,048)      (3,858)         (719)        4,724      4,005
Other earning assets                                    -        2,303        2,303             -             -          -
Loans                                             (32,817)      41,966        9,149       (13,498)       31,920     18,422
                                             -------------------------------------------------------------------------------
   Total interest income                          (37,705)      53,519       15,814       (17,212)       35,775     18,563
                                             -------------------------------------------------------------------------------

INTEREST EXPENSE:
Deposits - interest bearing:
   NOW accounts                                    (2,884)       3,202          318        (1,972)        1,514       (458)
   Savings and money market deposits               (7,052)       2,375       (4,677)       (5,277)        2,351     (2,926)
   Time deposits                                  (21,806)      12,723       (9,083)       (7,176)       15,393      8,217
                                             -------------------------------------------------------------------------------
    Total interest expense--deposits              (31,742)      18,300      (13,442)      (14,425)       19,258      4,833
Federal Home Loan Bank advances                       (30)       4,042        4,012             -           942        942
Notes payable and other borrowings                 (1,616)       2,625        1,009          (375)       (1,151)    (1,526)
Subordinated note                                       -          305          305             -             -          -
Long-term debt - trust preferred securities          (220)           -         (220)           94           914      1,008
                                             -------------------------------------------------------------------------------
   Total interest expense                         (33,608)      25,272       (8,336)      (14,706)       19,963      5,257
                                             -------------------------------------------------------------------------------

NET INTEREST INCOME                             $  (4,097)      28,247       24,150        (2,506)       15,812     13,306
============================================================================================================================

The changes in net interest income are created by changes in both interest rates and volumes. The change in the Company's net interest income for the periods under review was predominantly impacted by the growth in the volume of the overall interest-earning assets (specifically loans) and interest-bearing deposit liabilities. In the table above, volume variances are computed using the change in volume multiplied by the previous year's rate. Rate variances are computed using the change in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of the absolute dollar amounts of the change in each.


PROVISION FOR LOAN LOSSES
The provision for loan losses totaled $10.3 million in 2002, $7.9 million in 2001 and $5.1 million in 2000. Net charge-offs totaled $5.6 million in 2002, $4.6 million in 2001 and $3.4 million in 2000. The allowance for loan losses as a percentage of loans at December 31, 2002, 2001 and 2000, was 0.72%, 0.68% and 0.67%, respectively. Non-performing loans were $12.5 million and $13.0 million at December 31, 2002 and 2001, respectively. While management believes the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors. Please refer to the "Credit Risk and Asset Quality" section of this report for further discussion of the Company's loan loss experience and non-performing assets.

NON-INTEREST INCOME
Non-interest income totaled $60.7 million in 2002, and increased $31.9 million, or 111%, from the $28.8 million reported in 2001. In 2001, non-interest income increased $10.5 million, or 57%, from the $18.3 million reported in 2000. The most significant factor affecting the increase in non-interest income in 2002, was the fee income generated as a result of the acquisition of the Wayne Hummer Companies in February 2002. The following table presents non-interest income by category for 2002, 2001 and 2000 (in thousands).

-----------------------------------------------------------------------------------------------------------------------------
                                         YEAR ENDED DECEMBER 31,         2002 COMPARED TO 2001         2001 compared to 2000
                                       2002        2001        2000         $ CHANGE   % CHANGE          $ Change   % Change
                                   ----------------------------------    ------------------------       ---------------------
 Trust and asset management fees   $   6,356       1,996       1,971         $  4,360     218.4%         $     25       1.3%
 Brokerage fees                       18,873           -           -           18,873       N/M                 -       N/M
                                   ----------------------------------    ------------------------       ---------------------
   Total wealth management fees       25,229       1,996       1,971           23,233    1164.0                25       1.3
 Fees on mortgage loans sold          12,259       7,831       2,911            4,428      56.5             4,920     169.0
 Service charges on deposit accounts   3,121       2,504       1,936              617      24.6               568      29.3
 Gain on sale of premium
       finance receivables             3,374       4,564       3,831           (1,190)    (26.1)              733      19.1
 Administrative services revenue       3,501       4,084       4,402             (583)    (14.3)             (318)     (7.2)
 Fees from covered call options        5,959       4,344         882            1,615      37.2             3,462     392.5
 Net available-for-sale securities
       gains (losses)                    107         337         (40)            (230)    (68.2)              377       N/M
 Premium finance defalcation-
       partial settlement              1,250           -           -            1,250       N/M                 -       N/M
 Other                                 5,872       3,138       2,413            2,734      87.1               725      30.0
                                   ----------------------------------    ------------------------       ---------------------
 Total non-interest income          $ 60,672      28,798      18,306         $ 31,874     110.7%         $ 10,492      57.3%
-----------------------------------------------------------------------------------------------------------------------------

N/M - not meaningful

The wealth management segment accounted for the majority of the increase in non-interest income in 2002. Wealth management fees represent the revenue streams generated by Wayne Hummer Trust Company ("WHTC"), formerly known as Wintrust Asset Management Company, Wayne Hummer Asset Management Company ("WHAMC"), Wayne Hummer Investments ("WHI") and Focused Investments, LLC ("FI"). With the acquisition of the Wayne Hummer Companies in February 2002, the Company diversified and enhanced its revenue stream to include brokerage and investment advisory fees. The brokerage fees from WHI include brokerage commissions, trading commissions and insurance product commissions. Trust and asset management fees represent WHAMC's fees for advisory services to individuals and institutions, municipal and tax-exempt organizations, including the management of the Wayne Hummer Mutual Funds as well as trust fees which include fees earned on assets under management, custody fees and other trust related fees generated by WHTC. The recent equity market declines and weaker economic conditions have negatively impacted the wealth management fees. Lower valuations of the equity securities under management affect the fees earned thereon and lower trading volumes affect brokerage fees. Wintrust is committed to growing the trust and investment business in order to better service its customers and create a more diversified revenue stream. In February 2003, Wintrust acquired Lake Forest Capital Management Company, which will further augment the Company's wealth management fee income.

Fees on mortgage loans sold include income from originating and selling residential real estate loans into the secondary market. These fees totaled $12.3 million in 2002, $7.8 million in 2001 and $2.9 million in 2000, reflecting increases of $4.4 million, or 57%, in 2002, and $4.9 million, or 169%, in 2001. The revenue growth in fees on mortgage loans sold in both 2002 and 2001 reflects a strong mortgage origination and refinance market driven by the historically low interest rate environment. Although these fees are a continuous source of revenue, management anticipates that the levels of refinancing activity may taper off in 2003, barring any further reductions in mortgage interest rates, which would result in a lower level of fees from this revenue source.

Service charges on deposit accounts totaled $3.1 million in 2002, $2.5 million in 2001 and $1.9 million in 2000. These increases of 25% in 2002, and 29% in 2001, were due mainly to increases in total deposits of 33% in 2002 and 27% in 2001. The majority of deposit service charges relates to customary fees on overdrawn accounts and returned items. The level of service charges received is substantially below peer group levels as management believes in the philosophy of providing high quality service without encumbering that service with numerous activity charges.

As a result of continued strong loan originations of premium finance receivables, Wintrust sold premium finance receivables to an unrelated third party in each of the last three years and recognized gains totaling $3.4 million in 2002, $4.6 million 2001 and $3.8 million in 2000, related to this activity. Loans sold totaled $311 million in 2002, $245 million in 2001 and $225 million in 2000, in each year representing approximately 20% of FIFC's total originations.

FIFC continues to service the loans sold, and recognizes its retained interest in the loans sold which consists of a servicing asset, interest only strip and a recourse obligation, upon each sale. Recognized gains as well as the Company's retained interests in these loans are based on the Company's projection of cash flows that will be generated from the loans. The cash flow model incorporates the amounts FIFC is contractually entitled to receive from the customer, including an estimate of late fees, the amounts due to the purchaser of the loans, commissions paid to insurance agents as well as estimates of the term of the loans and credit losses. Significant differences in actual cash flows and the projected cash flows can cause impairment to the servicing asset and interest only strip as well as the recourse obligation. The Company monitors the cash flows of these loans on a "static pool" basis. These loans have relatively short maturities (less than 12 months) and prepayments are not highly correlated to movements in interest rates. Due to the short-term nature of these loans, the Company believes that the book value of the servicing asset approximates fair value.

During 2002, the Company capitalized and amortized $2.7 million in servicing assets related to sale of these loans. As of December 31, 2002, the Company's retained interest in the loans sold included a servicing asset of $1.2 million, an interest only strip of $2.2 million and a liability for its recourse obligation of $807,000. There was no valuation allowance for impairment of the retained interests at December 31, 2002. The Company typically makes a clean up call by repurchasing the remaining loans in the pools sold after approximately 10 months from the sale date. Upon repurchase, the loans are recorded in the Company's premium finance receivables portfolio and any remaining balance of the Company's retained interest is recorded as an adjustment to the gain on sale of premium finance receivables.

Recognized gains as a percent of loans sold during the year were 1.1% in 2002, 1.9% in 2001 and 1.7% in 2000. Gains are significantly dependent on the spread between the net yield on the loans sold and the rate passed on to the purchaser. The net yield on the loans sold and the rates passed on to the purchaser typically do not react in a parallel fashion, therefore causing the spreads to vary from period to period. The lower amount of gain recognized in 2002 compared to 2001 was influenced by significantly lower spreads (ranging from 3.97% to 5.61% in 2002, compared to 5.30% to 6.38% in 2001). Similarly the higher amount of gain recognized in 2001 compared to 2000, was affected by higher spreads in 2001 than in 2000 (4.86% to 5.23% in 2000). During 2002, credit losses were estimated at 0.75% of the estimated average balances, compared to a range of 0.25% - 0.50% in 2001. The increase in estimated credit losses during 2002 was a result of a higher level of charge-offs in the overall premium finance receivables portfolio as well as continued growth in the volume of this business. The lower gain recognized in 2002 was also influenced by a reduction in the number of months these loans are estimated to be outstanding. This reduction was due to trends of early pay-downs as the economy has weakened, insurance rates have escalated and borrowers cancelled their existing insurance in favor of more cost-effective alternatives. The estimated average terms of the loans in the 2002 were eight months compared to a range of eight to nine months in 2001 and nine months in 2000. The applicable discount rate used in determining gains related to this activity was the same in 2002 as in 2001 and 2000.

At December 31, 2002, premium finance loans sold and serviced for others for which the Company retains a recourse obligation related to credit losses totaled approximately $141.1 million. At December 31, 2002, the remaining estimated recourse obligation carried in other liabilities is approximately $807,000. Credit losses incurred on loans sold are applied against the recourse obligation liability that is established at the date of sale. Credit losses, net of recoveries, for 2002 for premium finance receivables sold and serviced for others totaled $34,000. At December 31, 2002, non-performing loans related to this sold portfolio were approximately $1.5 million, or 1.04%, of the sold loans. The premium finance portfolio owned by the Company had a non-performing loans to total loans ratio of 1.50% at December 31, 2002. The Company anticipates that premium finance receivables sold will have lower credit losses than the loans retained in its portfolio since the purchaser of the loans stipulates certain characteristics of the loans to be included in the loan pools sold, including shorter maturities. Ultimate losses on premium finance loans are substantially less than non-performing loans for the reasons noted in the "Non-performing Premium Finance Receivables" portion of the "Credit Risk and Asset Quality" section of this report.

Consistent with Wintrust's strategy to be asset-driven, it is probable that sales of premium finance receivables will occur in the future, depending on the level of new volume growth in relation to the capacity to retain such loans within the Banks' loan portfolios.

Administrative services revenue generated by Tricom was $3.5 million in 2002, $4.1 million in 2001 and $4.4 million in 2000. This revenue comprises income from administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. The revenue at Tricom has declined in 2002 and 2001 due to the general slowdown in the United States economy and the reduction in the placement of temporary staffing individuals by Tricom's customers.

Despite the lower fee income generated by Tricom, its net income contribution to the Company increased as a result of lower interest expenses due to the decline in Tricom's variable funding costs, the cessation of goodwill amortization and the reduction of other controllable expenses. See further discussion of this segment's profitability under the section titled "Operating Segment Results". Additionally, in the first few days of 2003, Tricom acquired the customer base of a competitor. The acquisition of such accounts is anticipated to contribute an additional $1 million in fee revenue in 2003 assuming economic conditions do not dramatically impact that new client base.

Premium income from covered call option transactions totaled $6.0 million in 2002, $4.3 million in 2001 and $882,000 in 2000. The significant increases in the fees from covered call options in 2002 and 2001 are due to increases in the volume of such transactions, the unprecedented declining interest rate environment during these years and the related volatility in the marketplace that resulted in higher prices of the underlying securities. During 2002, call option contracts were written against $1.8 billion of underlying securities, compared to $974 million in 2001 and $292 million in 2000. The same security may be included in this total more than once to the extent that multiple call option contracts were written against it if the initial call option contracts were not exercised. The Company writes call options with terms of less than three months against certain U.S. Treasury and agency securities held in its portfolio for liquidity and other purposes. The call option transactions are designed to increase the total return associated with holding certain investment securities and do not qualify as hedges pursuant to SFAS 133. There were no outstanding call options at December 31, 2002 or December 31, 2001.

Proceeds from a partial settlement related to the premium finance defalcation that occurred and was recognized in 2000, accounted for the entire $1.25 million of premium finance defalcation-partial settlement income in 2002.

Other non-interest income includes rental income from equipment leases of $1.2 million in 2002, $1.6 million in 2001 and $1.3 million in 2000. Also included in this category in 2002 is $803,000 from Bank Owned Life Insurance ("BOLI"). During the third quarter of 2002, the Company purchased $41.1 million of BOLI to consolidate existing term life insurance contracts of executive officers and to mitigate the mortality risk associated with death benefits provided for in executive employment contracts.


NON-INTEREST EXPENSE
Non-interest expense totaled $106.0 million in 2002, and increased $40.2 million, or 61%, from 2001. The Wayne Hummer Companies contributed $26.7 million to the increase in Wintrust's total non-interest expense in 2002. Significant components of non-interest expense recognized by the Wayne Hummer Companies include salaries and benefits of $17.2 million and commissions paid by Focused Investments to third party financial institutions of $2.3 million, representing 64% and 8%, respectively, of the total $26.7 million.

Excluding the non-interest expenses of the Wayne Hummer Companies in 2002, total non-interest expense increased $13.5 million, or 21%, in 2002. In 2001, non-interest expense increased $8.0 million, or 14%, from the $57.8 million reported in 2000. Non-interest expense in 2000 includes a non-recurring charge of $4.3 million related to a premium finance defalcation. These increases are due to higher general operating costs associated with operating additional and larger banking offices and the continued growth of the balance sheet and fee-based businesses. During 2002, total loans increased 27% and total deposits increased 33% , and in 2001, total loans increased 30%, and total deposits increased 27%. These increases require higher levels of staffing and other operating costs, such as occupancy, equipment, advertising and data processing, to both attract and service the larger customer base. During 2002, the Company opened two additional banking offices and relocated two banking locations to newly constructed permanent locations. In 2001, the Company opened two new full-service banking locations, closed a limited-service facility and relocated its Northbrook Bank to a newly constructed permanent site.

The following table presents non-interest expense by category for 2002, 2001 and 2000 (in thousands).


--------------------------------------------------------------------------------------------------------------------------------
                                         YEAR ENDED DECEMBER 31,         2002 COMPARED TO 2001         2001 compared to 2000
                                   ---------------------------------------------------------------------------------------------
                                       2002       2001     2000          $ CHANGE    % CHANGE         $ Change    % Change
                                   ---------------------------------------------------------------------------------------------
 Salaries and employee benefits    $  63,442      35,628      28,119     $ 27,814          78.1%        $ 7,509         26.7%
 Equipment expense                     7,191       6,297       5,101          894          14.2           1,196         23.4
 Occupancy, net                        6,691       4,821       4,252        1,870          38.8             569         13.4
 Data processing                       4,161       3,393       2,837          768          22.6             556         19.6
 Advertising and marketing             2,302       1,604       1,309          698          43.5             295         22.5
 Professional fees                     2,801       2,055       1,681          746          36.3             374         22.2
 Amortization of goodwill                  -         616         644         (616)          N/M             (28)        (4.3)
 Amortization of other intangibles       324          69          69          255         369.6               -            -
 Loan expenses                         2,443       2,286       1,109          157           6.9           1,177        106.1
 Stationery and supplies               2,110       1,413       1,255          697          49.3             158         12.6
 Postage                               2,106       1,707       1,489          399          23.4             218         14.6
 Premium finance defalcation               -           -       4,320            -           N/M          (4,320)      (100.0)
 Other                                12,413       5,894       5,618        6,519         110.6             276          4.9
                                   ---------------------------------------------------------------------------------------------
 Total non-interest expense        $ 105,984      65,783      57,803     $ 40,201          61.1%        $ 7,980         13.8%
--------------------------------------------------------------------------------------------------------------------------------

N/M - not meaningful

Despite the growth and the related increases in many of the non-interest expense categories, Wintrust's net overhead ratio, which is non-interest expense less non-interest income as a percent of total average assets, improved to 1.41% in 2002, from 1.59% in 2001, and 2.13% in 2000. This is a key indicator of operating efficiency and the Company continues to compare favorably with regard to this ratio to its peer group based on the most recent peer group data.

Salaries and employee benefits is the largest component of non-interest expense, accounting for 60% of the total in 2002, 54% in 2001 and 49% in 2000. For the year ended December 31, 2002, salaries and benefits totaled $63.4 million and increased $27.8 million, or 78%, compared to 2001. The Wayne Hummer Companies contributed $17.2 million and commissions paid to mortgage originators contributed $1.9 million to the increase in 2002. In 2001, salaries and benefits increased $7.5 million, or 27%, compared to 2000. Commissions paid to mortgage originators contributed $1.7 million of the increase in salaries and benefits in 2001. The increases in commissions paid to mortgage originators in 2002 and 2001 correspond to the increased fees generated from the origination and sale of mortgage loans into the secondary market during these periods. The continued growth and expansion of the banking franchise, FIFC and the wealth management business, as well as normal increases in salary and employee benefit costs, also contributed to the increases during 2002 and 2001.

Equipment expense, which includes furniture, equipment and computer software depreciation and repairs and maintenance costs, totaled $7.2 million in 2002, $6.3 million in 2001 and $5.1 million in 2000, reflecting increases of 14% in 2002 and 23% in 2001. These increases were caused by higher levels of expense related to the furniture, equipment and computer software required at new facilities as well as at existing facilities due to increased staffing.

Occupancy expense for the years 2002, 2001 and 2000 were $6.7 million, $4.8 million and $4.3 million, respectively, reflecting increases of 39% in 2002 and 13% in 2001. Occupancy expense includes depreciation on premises, real estate taxes, utilities and maintenance of premises, as well as net rent expense for leased premises. Increases in 2002 and 2001 reflect the increases in the number of facilities operated as well as market increases in operating such facilities.

Data processing expenses totaled $4.2 million in 2002, $3.4 million in 2001 and $2.8 million in 2000, representing increases of $768,000, or 23%, in 2002 and $556,000, or 20%, in 2001. The entire increase in 2002 is attributable to data processing expenses at the Wayne Hummer Companies. Data processing expenses in 2002 for the Banks and the Company's other operating subsidiaries was relatively unchanged from 2001, despite increases in loans of 27% and deposits of 33%.
During  2002,  the  Company's  wholly-owned  subsidiary,   Wintrust

Information Technology Services Company, began operations and provided certain data processing services to the Company's operating subsidiaries that were out-sourced in previous years. The increase in 2001 was due primarily to the additional transactional charges related to the increases in the deposit and loan portfolios during the year.

Advertising and marketing expenses totaled $2.3 million for 2002, $1.6 million for 2001 and $1.3 million for 2000. Marketing costs are necessary to attract loans and deposits at the newly chartered banks, to announce new branch openings, as well as the expansion of the wealth management business, and to continue to promote community-based products at the more established locations. The level of marketing expenditures depends on the type of marketing programs utilized which are determined based on the market area, targeted audience, competition and various other factors. Management continues to utilize targeted marketing programs in the more mature market areas. In 2002, advertising and marketing costs reflect marketing materials related to the additional services the Company provides as a result of its acquisition of the Wayne Hummer Companies.

Professional fees include legal, audit and tax fees, external loan review costs and normal regulatory exam assessments. These fees totaled $2.8 million in 2002, $2.1 million in 2001 and $1.7 million in 2000. The increases are attributable to the general growth in the Company's total assets and fee-based businesses.

In accordance with SFAS 142, the Company discontinued the amortization of goodwill in 2002. Amortization of other intangible assets relates to the Company's finite lived intangible assets. See Note 7 to the Consolidated Financial Statements for further discussion of goodwill and intangible assets.

Loan expenses totaled $2.4 million in 2002, $2.3 million in 2001 and $1.1 million in 2000. This category includes costs for such items as appraisal fees, attorney fees, and other unreimbursed expenses related to the administration and collection of loans. The higher levels in 2002 and 2001 are indicative of the increased volume of loans as well as the increased level of mortgage loans sold into the secondary market.

Stationery and supplies totaled $2.1 million in 2002, $1.4 million in 2001 and $1.3 million in 2000, reflecting increases of $697,000, or 49% in 2002 and $158,000, or 13%, in 2001. In 2002, the Wayne Hummer Companies contributed $293,000 to the increase in this category. The increases in this category are indicative of the increased volume of business as well as the additional branch locations.

Postage expense for 2002, 2001 and 2000 totaled $2.1 million, $1.7 million and $1.5 million, reflecting increases of 23% in 2002 and 15% in 2001. These increases reflect the increased volume of loans and deposits as well as increases in postage rates in 2002 and 2001.

In 2000, the Company recorded a pre-tax charge of $4.3 million as a result of a fraud perpetrated against the Company's premium finance subsidiary. This charge includes approximately $300,000 of professional fees associated with the Company's pursuit of recovery of the loss as well as a partial recovery of $200,000. The Company received a partial settlement of $1.25 million in 2002, and recorded this settlement in other non-interest income.

Other non-interest expenses include correspondent bank service charges, insurance, telephone, directors fees, and other sundry expenses. This category increased $6.5 million in 2002, and the Wayne Hummer Companies accounted for $5.4 million of this increase. The expenses of the Wayne Hummer Companies included in this category include commissions paid by Focused Investments to third party financial institutions of $2.3 million and brokerage clearing and exchange fees of $1.0 million. Excluding the expenses of the Wayne Hummer Companies, this category increased $1.1 million, or 18%, in 2002, and $276,000, or 5%, in 2001, and these increases are below the growth rates of loans and deposits in those periods.


INCOME TAXES
The Company recorded income tax expense of $14.6 million in 2002, $10.4 million in 2001 and $5.3 million in 2000. The effective tax rates were 34.4%, 35.8% and 32.2% in 2002, 2001 and 2000, respectively. The lower effective rate in 2000, as compared to 2002 and 2001, was due to a decrease in tax expense in 2000 resulting from a reduction in the valuation allowance previously established regarding the Company's deferred tax assets. Please refer to Note 17 to the Consolidated Financial Statements for further discussion and analysis of the Company's tax position, including a reconciliation of the tax expense computed at the statutory tax rate to the Company's actual tax expense.

OPERATING SEGMENT RESULTS
As described in Note 24 to the Consolidated Financial Statements, the Company's operations consist of five primary segments: banking, premium finance, indirect auto, Tricom and wealth management. The Company's profitability is primarily dependent on the net interest income, provision for loan losses, non-interest income and operating expenses of its banking segment. The net interest income of the banking segment includes income and related interest costs from portfolio loans that were purchased from the premium finance and indirect auto segments. For purposes of internal segment profitability analysis, management reviews the results of its premium finance and indirect auto segments as if all loans originated and sold to the banking segment were retained within that segment's operations.

The banking segment's net interest income for the year ended December 31, 2002 totaled $89.3 million as compared to $69.9 million for the same period in 2001, an increase of $19.3 million, or 28%. The increase in net interest income for 2001 when compared to the total of $57.2 million in 2000 was $12.7 million, or 22%. These increases were primarily the result of continued growth in the loan portfolio. Total loans increased 27% in 2002 and 30% in 2001. The banking segment's non-interest income totaled $25.9 million in 2002, an increase of $7.3 million, or 40%, when compared to the 2001 total of $18.5 million. This increase was primarily due to an increase of $4.4 million in fees on mortgage loans sold, reflecting heavy origination volumes driven by the low interest rate environment and a strong local housing market, a $1.6 million increase in fees from covered call option transactions which were entered into to enhance the overall return on the investment portfolio and a $617,000 increase in service charges on deposits. In 2001, non-interest income for the banking segment increased $9.9 million, or 115%, compared to the prior year amount of $8.6 million. This increase was primarily due to an increase of $4.9 million in fees on mortgage loans sold, a $3.5 million increase in fees from covered call option transactions and a $568,000 increase in service charges on deposits. The banking segment's net income for the year ended December 31, 2002 totaled $28.7 million, an increase of $7.9 million, or 38%, as compared to the 2001 total of $20.8 million. The total segment profit in 2001 increased $6.1 million, or 41%, over the $14.8 million that was recorded in 2000.

Net interest income for the premium finance segment totaled $34.0 million for the year ended December 31, 2002 and increased $7.1 million, or 26%, over the $26.9 million in 2001. During 2002, this segment benefited from higher levels of premium finance receivables and lower funding costs compared to 2001. In 2001, net interest income for the premium finance segment increased $12.1 million, or 82%, over the 2000 total of $14.8 million. This increase resulted from higher levels of premium finance receivables produced from various business development efforts and other new product offerings. The premium finance segment's non-interest income totaled $4.6 million, $4.5 million and $3.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Non-interest income for this segment reflects the gains from the sale of premium finance receivables to an unrelated third party, as more fully discussed in the Consolidated Results of Operations section, and in 2002, also includes a $1.25 million partial settlement on a fraud loss recognized in 2000. The Company began selling premium finance receivables to an unrelated third party in 1999 with servicing retained. Net after-tax profit of the premium finance segment totaled $14.9 million, $10.6 million and $2.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net income for 2000 was negatively impacted by a $4.3 million ($2.6 million after tax) non-recurring charge related to a fraud perpetrated by one independent insurance agent. Excluding this one-time charge, the premium finance segment profit increased $5.4 million, or 104%, in 2001 compared to 2000.

Net interest income for the indirect auto segment totaled $8.0 million in 2002, compared to the $6.8 million reported for 2001. The increase in net interest income was due primarily to lower variable rate funding costs in 2002 compared to 2001. Net interest income increased $307,000, or 5%, in 2001 compared to 2000, due primarily to lower funding costs. Due to the impact of the current economic and competitive environment surrounding indirect auto lending, management is not pursuing growth in this segment and anticipates that this portfolio will comprise a smaller portion of the total loan portfolio in the future. Indirect automobile loans were $178 million, $184 million, $204 million at December 31, 2002, 2001 and 2000, respectively. The indirect auto segment after-tax profit totaled $3.0 million for the year ended December 31, 2002, an increase of $819,000, from the 2001 total of $2.2 million. This segment's profitability in 2002 was negatively affected by a lower level of outstanding balances, but was offset by lower variable rate funding costs as well as a lower credit loss provision allocated to his portfolio due to a lower level of charge-offs experienced in 2002. (See the "Credit Risk and Asset Quality" section of this report.) In 2001, the after-tax segment profit increased $620,000, or 39%, from the 2000 total of $1.6 million due to the increase in net interest income noted above as well as a $712,000 decrease in the provision for loan losses.

The Tricom segment data reflects the business associated with short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, that Tricom provides to its clients in the temporary staffing industry. The segment's net interest income was $4.2 million in 2002, reflecting an increase of $310,000, or 8%, compared to the $3.9 million reported for 2001. Net interest income increased $296,000, or 8%, in 2001 compared to 2000. The increases in net interest income in 2002 and 2001 are attributable to lower variable rate funding costs. Non-interest income for 2002 was $3.5 million, decreasing $583,000, or 14%, from the $4.1 million reported in 2001. In 2001, non-interest income for the Tricom segment decreased $392,000, or 9%, compared to the prior year amount of $4.5 million. Revenue trends at Tricom reflect the general slowdown in the economy and the reduction in the placement of temporary staffing individuals by Tricom's customers. The segment's net income was $1.6 million in 2002, an increase of $324,000, or 26%, compared to 2001. The increase in the segment's net income in 2002, is attributable to a decrease of $760,000, or 13%, in non-interest expenses, offset by a decrease in total revenue of $273,000. As discussed in Note 7 of the Consolidated Financial Statements, Tricom benefited from the adoption of SFAS 142. Ceasing amortization of goodwill contributed $503,000 of the segment's decrease in non-interest expenses in 2002, and $301,000 of the segment's increase in net income for the year. In 2001, the after-tax segment profit decreased $381,000, or 23%, from the 2000 total of $1.6 million.

The wealth management segment reported net interest income of $4.1 million for 2002 compared to $755,000 for 2001 and $508,000 for 2000. The rise in net interest income reported in 2002 is due to the net interest income allocated to the segment from non-interest bearing and interest-bearing account balances on deposit at the Banks and an increase in the segment's earning assets, primarily the interest-bearing brokerage customer receivables at WHI. This segment recorded non-interest income of $26.2 million for 2002 as compared to $2.0 million for both 2001 and 2000, an increase of $24.2 million over 2001. The increase in 2002 is attributable to the revenues from the Wayne Hummer Companies. Wintrust is committed to growing the trust and investment business in order to better service its customers and create a more diversified revenue stream. The wealth management segment's after-tax loss totaled $330,000 for 2002 as compared to an after-tax loss of $413,000 for 2001 and 2000.

The increased contribution in net interest income in 2002 was primarily the result of the migration of funds from the money market mutual fund balances managed by WHAMC into deposit accounts of the Banks. As of December 31, 2002, approximately $232 million had migrated into insured bank deposits at the affiliate banks. All revenue components of this segment were negatively impacted by market conditions during 2002. Lower transaction volumes and reduced market values impacted fees and commissions on transaction based business, trust fees, and asset management fees. The addition of Lake Forest Capital Management Company (acquired February 4, 2003) continues the Company's commitment to this segment.

ANALYSIS OF FINANCIAL CONDITION
The Company's total assets were $3.72 billion at December 31, 2002, an increase of $1.02 billion, or 38%, when compared to the $2.71 billion at December 31, 2001. Total assets increased $602.6 million, or 29%, in 2001 over the $2.10 billion at December 31, 2000. The increases in loans of $537.6 million in 2002, and $470.9 million in 2001, accounted for the majority of the increases in total assets.

INTEREST-EARNING ASSETS
The following table sets forth, by category, the composition of average earning asset balances and the relative percentage of each to total average earning assets for periods presented (dollars in thousands):

-----------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,
                                   ------------------------------------------------------------------------------------------
                                                2002                          2001                              2000
                                   ------------------------------------------------------------------------------------------
                                     AVERAGE        PERCENT          Average      Percent              Average      Percent
                                     BALANCE       OF TOTAL          Balance     of Total              Balance     of Total
                                   ------------------------------------------------------------------------------------------
Loans:
   Commercial and
     commercial real estate        $  1,127,044        38%       $     787,041        37%          $     551,817        33%
   Home equity                          318,656        11              211,563        10                 158,328         9
   Residential real estate (1)          185,407         6              148,411         7                 126,726         8
   Premium finance receivables          458,767        15              357,181        16                 272,087        16
   Indirect auto loans                  183,963         6              190,982         9                 233,716        14
   Tricom finance receivables            19,791         1               18,670         1                  20,702         1
   Consumer and other loans              61,392         2               72,748         3                  53,043         3
                                   ------------------------------------------------------------------------------------------
     Total loans, net of
          unearned income          $  2,355,020        79%        $  1,786,596        83%           $  1,416,419        84%
Liquidity management assets (2)         555,861        19              360,443        17                 263,666        16
Other earnings assets (3)                54,327         2                    -         -                       -         -
                                   ------------------------------------------------------------------------------------------
Total average earning assets       $  2,965,208       100%        $  2,147,039       100%           $  1,680,085       100%
                                   ------------------------------------------------------------------------------------------
Total average assets               $  3,212,467                   $  2,328,032                      $  1,853,582
                                   ------------------------------------------------------------------------------------------
Total average earning assets to
   total average assets                                92%                            92%                                     91%
=============================================================================================================================

(1)  Includes mortgage loans held-for-sale
(2) Includes available-for-sale securities, interest earning deposits with banks and federal funds sold
(3)  Includes brokerage customer receivables and trading account securities

Average earning assets increased $818.2 million, or 38%, in 2002 and $467.0 million, or 28%, in 2001. The ratio of average earning assets as a percent of total average assets remained consistent at approximately 91% - 92% in each of the last three years.

Loan growth continued to fuel the Company's earning asset growth in 2002. Total average loans increased $568.4 million, or 32%, in 2002, and $370.2 million, or 26%, in 2001. The increase in average loans was primarily funded by increases in deposits as the average loans to average deposits ratio remained relatively unchanged at 88.5% in 2002 and 87.4% in 2001. These loan-to-deposit ratios fall within management's desired range of 85% - 90%.

Loans. Average total loans, net of unearned income, totaled $2.4 billion in 2002, $1.8 billion in 2001 and $1.4 billion in 2000. Significant and continued growth occurred during 2002 and 2001 in commercial and commercial real estate, home equity, residential mortgages and the premium finance receivables portfolios. Decreases in indirect auto loans during 2002 and 2001 were the result of management's decision to slow the volume of originations of indirect auto loans due to the current economic and competitive environment surrounding this portfolio.

Average commercial and commercial real estate loans, the largest loan category, totaled $1.1 billion in 2002, and increased $340.0 million, or 43%, over the average balance in 2001. The average balance in 2001 increased $235.2 million, or 43%, over the average balance in 2000. This category comprised 48% of the average loan portfolio in 2002 and 44% of average loans in 2001. The solid growth realized in this category is attributable to increased business development efforts, a low interest rate environment and a continued healthy local economy.

Home equity loans averaged $318.7 million in 2002, and increased $107.1 million, or 51%, when compared to the average balance in 2001. This increase was mainly the result of increased line of credit usage and special marketing programs. Unused commitments on home equity lines of credit totaled $385.3 million at December 31, 2002, and $304.6 million at December 31, 2001.

Residential real estate loans averaged $185.4 million in 2002, and increased $37.0 million, or 25%, over the average balance in 2001. This category includes mortgage loans held-for- sale. The Company collects a fee on the sale of these loans into the secondary market to avoid the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans. The increase in the amount of mortgage loans held for sale reflects the significant increase in mortgage loan activity in 2002 resulting from the low interest rate environment. The remaining loans in this category are maintained within the Banks' loan portfolios and comprise mostly adjustable rate mortgage loans and shorter-term fixed rate mortgage loans.

In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company has developed lending programs focused on specialized earning asset niches that generally have large volumes of homogeneous assets that can be acquired for the Banks' portfolios and possibly sold in the secondary market to generate fee income. These specialty niches also diversify the Banks' loan portfolios and add higher yielding earning assets that help to improve the net interest margin. However, these loans may involve greater credit risk than generally associated with loan portfolios of more traditional community banks due to marketability of the collateral, or because of the indirect relationship the Company has with the underlying borrowers. Currently, the Company's three specialty loan areas that are considered separate operating segments consist of the premium finance, indirect auto and Tricom segments. Other specialty loan programs include medical and municipal equipment leases through a division of Lake Forest Bank, mortgage broker warehouse lending through Hinsdale Bank, the Community Advantage program at Barrington Bank, which provides lending, deposit and cash management services to condominium, homeowner and community associations and the small aircraft lending program at Crystal Lake Bank. Management continues to evaluate other specialized types of earning assets to assist with the deployment of deposit funds and to diversify the earning asset portfolio.

Premium finance receivables. The Company originates commercial premium finance receivables through FIFC. These receivables represent loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. All premium finance receivables originated by FIFC are subject to the Company's stringent credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums. Average premium finance receivables totaled $458.8 million in 2002, and accounted for 19% of the Company's average total loans. Average premium finance receivables increased $101.6 million, or 28%, from the average balance of $357.2 million in 2001. The majority of the receivables originated by FIFC are sold to the Banks and retained in their loan portfolios. However, premium finance receivables originated in excess of the capacity to retain such receivables within the Banks' loan portfolios are sold to an unrelated third party with servicing retained. In 2002, FIFC sold approximately $311 million, or 18%, of the $1.7 billion of receivables originated in 2002. See Consolidated Results of Operations for further information on these loan sales. Total premium finance loan originations were $1.7 billion, $1.3 billion and $1.1 billion in 2002, 2001 and 2000, respectively. These increases in origination volume are due in part to market increases in insurance premiums.

Indirect auto loans. The Company finances fixed rate automobile loans from a large network of unaffiliated automobile dealers located throughout the Chicago metropolitan area with which the Company has established relationships. These indirect auto loans are secured by new and used automobiles and generally have an original maturity of 36 to 60 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with this portfolio is diversified among many individual borrowers. Like other consumer loans, the indirect auto loans are subject to the Banks' established credit standards. Management regards substantially all of these loans as prime quality loans. Management continually monitors the dealer relationships and the Banks are not dependent on any one dealer as a source of such loans. In response to economic conditions and the competitive environment for this product, the Company has been reducing the level of new indirect auto loans originated. Although, the Company continues to maintain its relationships with the dealers and may increase its volume of originations when market conditions indicate it is prudent to do so, management is not pursuing growth in this segment and anticipates that this portfolio will comprise a smaller portion of the loan portfolio in the future. During 2002, 2001 and 2000 average indirect auto loans totaled $184.0 million, $191.0 million and $233.7 million, respectively.

Tricom finance receivables. These receivables consist of high-yielding short-term accounts receivable financing to Tricom's clients in the temporary staffing industry located throughout the United States. These receivables may involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on the marketability of the collateral. The principal sources of repayments on the receivables are payments due to the borrowers from their customers who are located throughout the United States. The Company mitigates this risk by employing lockboxes and other cash management techniques to protect their interests. Typically, Tricom also provides value-added out-sourced administrative services to many of these clients, such as data processing of payrolls, billing and cash management services, which generates additional fee income. Average Tricom finance receivables were $19.8 million in 2002, $18.7 million in 2001 and $20.7 million in 2000. The general slowdown in the United States economy has contributed to the reduction in the placement of temporary staffing individuals by Tricom's customers and the lower level of Tricom finance receivables in 2002 and 2001, compared to 2000.

Liquidity Management Assets. Funds that are not utilized for loan originations are used to purchase investment securities and short-term money market investments, to sell as federal funds and to maintain in interest-bearing deposits with banks. The balances of these assets fluctuate frequently based on deposit inflows, the level of other funding services and loan demand. Average quality management assets increased $195.4 million in 2002 compared to 2001, and $96.8 million in 2001 compared to 2000, as a result of increases in average deposits and other funding sources exceeding increases in average loans and brokerage customer receivables during these years.

Other earning assets. Average other earning assets includes trading account securities and brokerage customer receivables as a result of the acquisition of the Wayne Hummer Companies in February 2002. These other earning assets averaged $54.3 million in 2002, and totaled $43.2 million at December 31, 2002. In the normal course of business, WHI activities involve the execution, settlement, and financing of various securities transactions. These activities may expose WHI to risk in the event the customer is unable to fulfill its contractual obligations. WHI maintains cash and margin accounts for its customers, who are generally located in the Chicago, Illinois and Appleton, Wisconsin metropolitan areas of the Midwest.

WHI's customer securities activities are transacted on either a cash or margin basis. In margin transactions, WHI extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in customer's accounts. In connection with these activities, WHI executes and clears customer transactions relating to the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose WHI to off-balance-sheet risk, particularly in volatile trading markets, in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, WHI may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. WHI seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WHI monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

WHI's customer financing and securities settlement activities require WHI to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, WHI may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. WHI attempts to control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, WHI establishes credit limits for such activities and monitors compliance on a daily basis.


DEPOSITS AND OTHER FUNDING SOURCES
The dynamics of community bank balance sheets are generally dependent upon the ability of management to attract additional deposit accounts to fund the growth of the institution. As the Company's banks and branch offices are still relatively young, the generation of new deposit relationships to gain market share and establish themselves in the community as the bank of choice is particularly important. When determining a community to establish a de novo bank, the Company generally will only enter a community where it believes the bank can gain the number one or two position in deposit market share. This is usually accomplished by initially paying competitively high deposit rates to gain the relationship and then by introducing the customer to the Company's unique way of providing local banking services.

Deposits. During 2002 and 2001, the Company has experienced significant growth in both the number of accounts and the balance of deposits primarily as a result of new branch openings and strong marketing efforts. Total deposits at December 31, 2002, were $3.1 billion, increasing $774.5 million, or 33%, over the $2.3 billion at December 31, 2001.

Average deposit balances in 2002 were $2.7 billion, reflecting an increase of $617.2 million, or 30%, compared to the average balances in 2001. During 2001, average deposits increased $427.2 million, or 26%, compared to the prior year. The composition of the deposit base has remained relatively consistent over the last three years as evidenced by the average deposit balances and relative composition of each deposit category to total deposits as presented in the following table (dollars in thousands):

-----------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,
                                   ------------------------------------------------------------------------------------------
                                                2002                          2001                              2000
                                   ------------------------------------------------------------------------------------------
                                         AVERAGE        PERCENT          Average       Percent         Average      Percent
                                         BALANCE       OF TOTAL          Balance      of Total         Balance     of Total
                                   ------------------------------------------------------------------------------------------
Non-interest bearing deposits        $     262,888         10%        $    206,267         10%      $    166,050       10%
NOW accounts                               308,712         11              205,306         10            152,731        9
NOW - Brokerage customer deposits           96,486          4                    -          -                  -        -
Money market accounts                      371,063         14              305,084         15            276,674       17
Savings accounts                           134,415          5              106,845          5             74,421        5
Time certificate of deposits             1,486,715         56            1,219,584         60            946,012       59
                                   ------------------------------------------------------------------------------------------
   Total deposits                     $  2,660,279        100%         $ 2,043,086        100%       $ 1,615,888      100%
=============================================================================================================================

Following the acquisition of the Wayne Hummer Companies in February 2002, Wintrust undertook efforts to migrate funds from the money market mutual fund balances managed by Wayne Hummer Asset Management Company into deposit accounts of the Banks ("NOW-Brokerage customer deposits" in table above). Consistent with reasonable interest rate risk parameters, the funds will generally be invested in excess loan production of the Banks as well as other investments suitable for banks. As of December 31, 2002, $231.7 million had migrated into an insured bank deposit product (NOW accounts) at the various Banks. The migration of additional funds to the Banks is subject to the desire of the customers to make the transition of their funds into FDIC-insured bank accounts, capital capacity of the Company and the availability of suitable investments in which to deploy the funds. Excluding these brokerage customer deposits, average deposits increased $520.7 million, or 25%, in 2002.

Growth in the deposit base continues to be generated by each of the Banks. The following table presents average deposit balances by the Banks and the relative percentage of total average deposits held by each Bank during each of the past three years (dollars in thousands):

-----------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,
                                   ------------------------------------------------------------------------------------------
                                                2002                          2001                              2000
                                   ------------------------------------------------------------------------------------------
                                         AVERAGE        PERCENT          Average       Percent         Average      Percent
                                         BALANCE       OF TOTAL          Balance      of Total         Balance     of Total
                                   ------------------------------------------------------------------------------------------
Lake Forest Bank                     $     642,514         24%        $    522,634        26%       $    446,636       28%
Hinsdale Bank                              467,597         17              375,400        18             309,695       19
North Shore Bank                           531,141         20              436,581        21             367,429       23
Libertyville Bank                          350,550         13              277,894        14             213,385       13
Barrington Bank                            340,642         13              241,452        12             186,514       11
Crystal Lake Bank                          202,886          8              139,793         7              91,500        6
Northbrook Bank                            124,949          5               49,332         2                 729        -
                                   ------------------------------------------------------------------------------------------
   Total deposits                     $  2,660,279        100%         $ 2,043,086       100%        $ 1,615,888      100%
                                   ------------------------------------------------------------------------------------------

Percentage increase from
   prior year                                              30%                            26%                          23%
=============================================================================================================================

Other Funding Sources. Although deposits are the Company's primary source of funding its interest-earning assets, the Company's ability to manage the types and terms of deposits is somewhat limited by customer preferences and market competition. As a result, in addition to deposits and the issuance of equity securities, as well as the retention of earnings, the Company uses several other funding sources to support its growth. These other sources include short-term borrowings, notes payable, FHLB advances, subordinated debt and trust preferred securities. The Company evaluates the terms and unique characteristics of each source, as well as its asset-liability management position, in determining the use of such funding sources.

The composition of average other funding sources in 2002, 2001 and 2000, is presented in the following table (dollars in thousands):

-----------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,
                                   ------------------------------------------------------------------------------------------
                                                2002                          2001                              2000
                                   ------------------------------------------------------------------------------------------
                                         AVERAGE        PERCENT          Average       Percent         Average      Percent
                                         BALANCE       OF TOTAL          Balance      of Total         Balance     of Total
                                   ------------------------------------------------------------------------------------------
Notes payable                        $   55,133           18%         $   29,529         24%        $   18,790          16%
Federal Home Loan Bank advances         119,041           40              21,945         17                  -           -
Subordinated note                         4,384            2                   -          -                  -           -
Short-term borrowings - Banks            34,693           11              24,120         19             55,749          48
Wayne Hummer Companies funding           33,103           11                   -          -                  -           -
Long-term debt - trust preferred
    securities                           51,050           17              51,050         40             41,990          36
Other                                     4,315            1                   -          -                354           -
                                   ------------------------------------------------------------------------------------------
Total other funding sources           $ 301,719          100%          $ 126,644        100%         $ 116,883         100%
=============================================================================================================================

Notes payable. The notes payable balances represent the balances on a revolving credit agreement with an unaffiliated bank. This revolving credit line is available for corporate purposes such as to provide capital to fund continued growth at existing bank subsidiaries, expansion of our wealth management business, possible future acquisitions and for other general corporate matters. At December 31, 2002 and 2001, the Company had $44.0 million and $46.6 million, respectively, of notes payable outstanding. See Note 11 to the Consolidated Financial Statements for further discussion of the terms of this revolving credit line.

FHLB Advances. The Banks began to use FHLB advances as a source of funding in 2001. These advances provide the Banks with access to fixed rate funds which are useful in mitigating interest rate risk and achieving an acceptable interest rate spread on fixed rate loans or securities. FHLB advances to the Banks totaled $140.0 at December 31, 2002, and $90.0 million at December 31, 2001. See
Note 12 to the Consolidated Financial Statements for further discussion of the terms of these advances.

Subordinated note. In 2002, the Company entered into a $25.0 million subordinated note agreement with an unaffiliated bank. The note requires annual principal payments of $5.0 million, beginning in 2008, and qualifies as Tier II regulatory capital. See Note 13 to the Consolidated Financial Statements for further discussion of the terms of this note.

Short-term borrowings - Banks. This category includes securities sold under repurchase agreements and federal funds purchased and totaled $26.6 million and $28.1 million at December 31, 2002 and 2001, respectively. Securities sold under repurchase agreements primarily represent sweep accounts for certain customers in connection with master repurchase agreements at the Banks. This funding category fluctuates based on customer preferences and daily liquidity needs of the Banks, its customers, FIFC and Tricom.

Wayne Hummer Companies funding. This funding consists of collateralized demand obligations to third party banks that are used to finance securities purchased by customers on margin and securities owned by WHI, and demand obligations to brokers and clearing organizations. At December 31, 2002, the Wayne Hummer Companies funding totaled $15.1 million and represented collateralized demand obligations to brokers. See Note 14 to the Consolidated Financial Statements for further discussion of this funding source.

Long-term debt - trust preferred securities. The Company has $51.1 million of trust preferred securities outstanding which were sold in two public offerings. In October 1998, the Company sold $31.05 million of 9.00% trust preferred securities and in June 2000, sold $20.0 million at 10.50%. The trust preferred securities offerings increased the Company's regulatory capital, and provided funds for the continued growth of its banking and trust franchise. The ability to treat these trust preferred securities as regulatory capital under Federal Reserve Bank guidelines and to deduct the related interest expense for Federal income taxes, provides the Company with a cost-effective form of capital. See Note 15 to the Consolidated Financial Statements for further discussion of these trust preferred securities.

Shareholders' Equity. Average shareholders' equity was $188.8 million in 2002, and $121.0 million in 2001. The Company issued shares of common stock in 2001 and 2002 through additional public offerings. During 2002, the Company issued approximately 1.4 million shares of stock, at approximately $26.79 per share, raising approximately $36.5 million in equity, net of issuance costs. During 2001, the Company issued approximately 1.5 million shares, at approximately $14.93 per share, raising approximately $22.2 million of equity, net of issuance costs. During 2002, the Company also issued 762,742 shares of common stock, valued at $15.0 million, or $19.67 per share, in connection with the acquisition of the Wayne Hummer Companies.


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

Interest rate risk arises when the maturity or repricing periods and interest rate indices of the interest earning assets, interest bearing liabilities, and derivative financial instruments are different. It is the risk that changes in the level of market interest rates will result in disproportionate changes in the value of, and the net earnings generated from, the Company's interest earning assets, interest bearing liabilities and derivative financial instruments. The Company continuously monitors not only the organization's current net interest margin, but also the historical trends of these margins. In addition, management attempts to identify potential adverse swings in net interest income in future years, as a result of interest rate movements, by performing simulation analysis of potential interest rate environments. If a potential adverse swing in net interest margin and/or net income is identified, management then would take appropriate actions with its asset-liability structure to counter these potentially adverse situations. Please refer to earlier sections of this discussion and analysis for further discussion of the net interest margin.

Since the Company's primary source of interest bearing liabilities is customer deposits, the Company's ability to manage the types and terms of such deposits may be somewhat limited by customer preferences and local competition in the market areas in which the Company operates. The rates, terms and interest rate indices of the Company's interest earning assets result primarily from the Company's strategy of investing in loans and short-term securities that permit the Company to limit its exposure to interest rate risk, together with credit risk, while at the same time achieving an acceptable interest rate spread.

One method utilized by financial institutions to manage interest rate risk is to enter into derivative financial instruments. A derivative financial instrument includes interest rate swaps, interest rate caps and floors, futures, forwards, option contracts and other financial instruments with similar characteristics. As of December 31, 2002, the Company had $75 million notional principal amount of interest rate cap contracts outstanding that mature between January 2003 and February 2003. These contracts were purchased to mitigate the effect of rising rates on certain floating rate deposit products. Additionally, during 2001, the Company entered into a $25 million notional principal amount interest rate swap contract that matures in February 2004. This contract effectively converts a portion of the Company's floating-rate notes payable to a fixed-rate basis, thus reducing the impact of rising interest rates on future interest expense. During the fourth quarter of 2002, the Company renewed and increased its revolving loan agreement, and completed a $25 million subordinated debt agreement with an unaffiliated bank that qualifies as Tier II regulatory capital. The Company also entered into two interest rate swap contracts in 2002. A $25 million notional principal amount swap was entered into to convert the newly issued subordinated note from variable-rate to fixed-rate. The swap matures in 2012, and the notional principal amount is reduced $5 million annually, beginning in 2008, to match the principal reductions on the subordinated note. Additionally, a $31.05 million interest rate swap contract was entered into to convert the Company's 9% Trust Preferred Securities from fixed-rate to variable-rate. This swap has a termination date of September 30, 2028, and provides the counterparty with a call option on any date on or after September 30, 2003. The call option in the swap coincides with the Company's call option in the trust preferred securities. All of the Company's interest rate swap contracts qualify as perfect hedges pursuant to SFAS 133.

During 2002 and 2001, the Company also entered into certain covered call option transactions related to certain securities held by the Company. The Company uses these covered call option transactions (rather than entering into other derivative interest rate contracts, such as interest rate floors) to mitigate the effects of an asset-sensitive balance sheet in a falling rate environment and increase the total return associated with the related securities. Although the revenue received from the covered call options is recorded as non-interest income rather than interest income, the increased return attributable to the related securities from these covered call options contributes to the Company's overall profitability in a falling rate environment. The Company's exposure to interest rate risk may be effected by these transactions. To mitigate this risk, the Company may acquire fixed rate term debt or use financial derivative instruments. There were no call options outstanding as of December 31, 2002 or December 31, 2001.

The Company's exposure to interest rate risk is reviewed on a regular basis by management and the boards of directors of the Banks and the Company. The objective is to measure the effect on net income and to adjust balance sheet and derivative financial instruments to minimize the inherent risk while at the same time maximizing net interest income. Tools used by management include a standard gap analysis and a rate simulation model whereby changes in net interest income are measured in the event of various changes in interest rate indices. An institution with more assets than liabilities repricing over a given time frame is considered asset sensitive and will generally benefit from rising rates, and conversely, a higher level of repricing liabilities versus assets would be beneficial in a declining rate environment.

Standard gap analysis starts with contractual repricing information for assets, liabilities and derivative financial instruments. These items are then combined with repricing estimations for administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets, other liabilities) and equity. These estimations recognize the relative insensitivity of these accounts to changes in market interest rates, as demonstrated through current and historical experiences. Also included are estimates for those items that are likely to materially change their payment structures in different rate environments, including residential loan products, certain commercial and commercial real estate loans and certain mortgage-related securities. Estimates for these sensitivities are based on industry assessments and are substantially driven by the differential between the contractual coupon of the item and current market rates for similar products.

The  following  table   illustrates  the  Company's   estimated   interest  rate
sensitivity and periodic and cumulative gap positions as of December 31, 2002:

----------------------------------------------------------------------------------------------------------------------------
                                                                            TIME TO MATURITY OR REPRICING
                                                   -------------------------------------------------------------------------
                                                        0-90          91-365            1-5          Over 5
                                                        Days           Days            Years          Years         Total
                                                   -------------------------------------------------------------------------
ASSETS:
Federal funds sold and securities purchased
   under resale agreements                         $   151,251              -               -              -       151,251
Interest-bearing deposits with banks                     4,418              -               -              -         4,418
Available-for-sale securities                          137,686         70,467         102,947        236,579       547,679
                                                   -------------------------------------------------------------------------
Total liquidity management assets                      293,355         70,467         102,947        236,579       703,348
Loans, net of unearned income (1)                    1,721,116        443,226         438,077         44,113     2,646,532
Other earning assets                                    43,150              -               -              -        43,150
                                                   -------------------------------------------------------------------------
   Total earning assets                              2,057,621        513,693         541,024        280,692     3,393,030
Other non-earning assets                                     -              -               -        328,525       328,525
                                                   -------------------------------------------------------------------------
   Total assets (RSA)                               $2,057,621        513,693         541,024        609,217     3,721,555
                                                   -------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing deposits (2)                       $1,518,299        660,274         586,837         18,174     2,783,584
Federal Home Loan Bank advances                              -              -         120,000         20,000       140,000
Notes payable and other borrowings                      90,733              -               -              -        90,733
Subordinated note                                       25,000              -               -              -        25,000
Long-term Debt - Trust Preferred Securities                  -              -               -         50,894        50,894
                                                   -------------------------------------------------------------------------
   Total interest-bearing liabilities                1,634,032        660,274         706,837         89,068     3,090,211
Demand deposits                                              -              -               -        305,540       305,540
Other liabilities                                            -              -               -         98,802        98,802
Shareholders' equity                                         -              -               -        227,002       227,002

EFFECT OF DERIVATIVE FINANCIAL INSTRUMENTS:
Interest rate swaps (Company pays fixed,
  receives floating)                                   (50,000)             -          30,000         20,000             -
Interest rate swap (Company pays floating,
  receives fixed)                                       31,050        (31,050)              -              -             -
                                                   -------------------------------------------------------------------------

   Total liabilities and shareholders' equity
     including effect of derivative financial
     instruments (RSL)                              $1,615,082        629,224         736,837        740,412     3,721,555
                                                   -------------------------------------------------------------------------

Repricing gap (RSA - RSL)                          $   442,539       (115,531)       (195,813)      (131,195)
Cumulative repricing gap                           $   442,539        327,008         131,195              -

Cumulative RSA/Cumulative RSL                              127%           115%            104%
Cumulative RSA/Total assets                                 55%            69%             84%
Cumulative RSL/Total assets                                 43%            60%             80%

Cumulative GAP/Total assets                                 12%             9%              4%
Cumulative GAP/Cumulative RSA                               22%            13%              4%
============================================================================================================================

(1) Loans, net of unearned income includes, mortgages held for sale and nonaccrual loans.
(2)  Non-contractual   interest-bearing   deposits   are  subject  to  immediate
     withdrawal and, therefore, are included in 0-90 days.

While the gap position and related ratios illustrated in the table are useful tools that management can use to assess the general positioning of the Company's and its subsidiaries' balance sheets, it is only as of a point in time. The gap position does not reflect the impact of the interest rate cap contracts that may mitigate the effect of rising rates on certain floating rate deposit products. See Note 21-Derivative Financial Instruments to the Consolidated Financial Statements for further information on the interest rate cap contracts.

Management uses an additional measurement tool to evaluate its asset-liability sensitivity that determines exposure to changes in interest rates by measuring the percentage change in net interest income due to changes in interest rates over a two-year time horizon. Management measures its exposure to changes in interest rates using many different interest rate scenarios. One interest rate scenario utilized is to measure the percentage change in net interest income assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. This analysis includes the impact of the interest rate cap agreements. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net interest income over a two-year time horizon due to changes in interest rates, at December 31, 2002 and December 31, 2001, is as follows:

--------------------------------------------------------------------------------
                                                      +200 BASIS    -200 BASIS
                                                        POINTS        POINTS
                                                      --------------------------
Percentage change in net interest
  income due to an immediate 200
  basis point shift in the yield curve: (1)
    DECEMBER 31, 2002                                     7.5%       (26.4)%
    December 31, 2001                                     7.2%       (11.4)%
================================================================================
(1) Due to the low interest rate environment at December 31, 2002 and December 31, 2001, the 200 basis point instantaneous permanent parallel shift downward in the yield curve impacted a majority of the rate sensitive assets by the entire 200 basis points, while certain interest-bearing deposits were already at their floor, or repriced downward significantly less than 200 basis points.

These results are based solely on a permanent parallel shift in the yield curve and do not reflect the net interest income sensitivity that may arise from other factors, such as changes in the shape of the yield curve or the change in spread between key market rates. The above results are conservative estimates due to the fact that no management action to mitigate potential changes in net interest income are included in this simulation process. These management actions could include, but would not be limited to, delaying a change in deposit rates, extending the maturities of liabilities, the use of derivative financial instruments, changing the pricing characteristics of loans or modifying the growth rate of certain types of assets or liabilities.


LIQUIDITY AND CAPITAL RESOURCES
The Company and the Banks are subject to various regulatory capital requirements established by the federal banking agencies that take into account risk attributable to balance sheet and off-balance sheet activities. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly discretionary - actions by regulators, that if undertaken could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Federal Reserve's capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum leverage ratio of Tier 1 Capital to total assets of 3.0% for strong bank holding companies (those rated a composite "1" under the Federal Reserve's rating system). For all other bank holding companies, the minimum ratio of Tier 1 Capital to total assets is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. The following table summarizes the capital guidelines for bank holding companies, as well as the Company's capital ratios as of December 31, 2002.

---------------------------------------------------------------------
                                                 WELL
                                   MINIMUM   CAPITALIZED  WINTRUST'S
                                    RATIOS      RATIOS     RATIOS
                                  -----------------------------------
Leverage ratio                       4.0%        5.0%      7.0%
Tier 1 risk-based capital ratio
   to risk-weighted assets           4.0%        6.0%      8.0%
Total risk-based capital ratio
   to risk-weighted assets           8.0%       10.0%      9.4%
=====================================================================

As reflected in the above table, the Company met all minimum capital requirements as of December 31, 2002. In January 2002, the Company became designated as a financial holding company, thereby requiring its depository institutions to maintain their capital ratios in the "well capitalized" categories at all times. Refer to Note 19 of the Consolidated Financial Statements for further information on the capital positions of the Company's subsidiary banks. The following table reflects various measures of the Company's capital at December 31, 2002 and 2001.

-------------------------------------------------------------
                                           2002         2001
-------------------------------------------------------------
Average equity-to-average asset ratio      5.9%          5.2%
Leverage ratio                             7.0           7.1
Tier 1 risk-based capital ratio            8.0           7.7
Total risk-based capital ratio             9.4           8.5
Dividend payout ratio                      7.5           7.4
=============================================================

The Company's principal source of funds at the holding company level are dividends from its subsidiaries, borrowings on its revolving credit line with an unaffiliated bank, proceeds from the issuance of subordinated debt and proceeds from trust preferred securities offerings and additional equity offerings. Refer to Notes 11, 13, 15 and 23 of the Consolidated Financial Statements for further information on the Company's notes payable, subordinated note, Trust Preferred Securities offerings and shareholders' equity, respectively. The following table provides a summary of the funds raised through public and private offerings of common stock and Trust Preferred Securities as well as a private placement of subordinated debt, over the last five years: (dollars in millions)

-----------------------------------------------------------------
                                                         % of
                                                     increase in
  Date of              Type of              Proceeds  regulatory
 offering             offering              received    capital
-----------------------------------------------------------------
October 1998    Trust preferred securities  $ 31.1       78%
November 1999   Common Stock                   6.0       51
June 2000       Trust preferred securities    20.0       67
June 2001       Common Stock                  22.2       49
June/July 2002  Common Stock                  36.5       38
November 2002   Subordinated debt             25.0       26
=================================================================

Over the last few years, as shown in the table above, proceeds from public offerings of Trust Preferred Securities and the Company's common stock have accounted for a decreasing portion of the increase in the Company's total regulatory capital. While these funding and capital generation sources will continue to be reviewed, the Company's reliance on internally generated capital is expected to continue to grow.

Banking laws impose restrictions upon the amount of dividends that can be paid to the holding company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company's revolving credit line agreement. At January 1, 2003, subject to minimum capital requirements at the Banks, approximately $46.3 million was available as dividends from the Banks without prior regulatory approval. However, since the Banks are required to maintain their capital at the well-capitalized level (due to the Company being approved as a financial holding company), funds otherwise available as dividends from the Banks are limited to the amount that would not reduce any of the Banks' capital ratios below the well-capitalized level. At January 1, 2003, approximately $23.0 million was available as dividends from the Banks without compromising the Banks' well-capitalized positions. During 2002, no dividends were paid by the subsidiaries to Wintrust. In 2001 and 2000, the subsidiaries paid dividends to Wintrust totaling $13.5 million and $16.0 million, respectively.

The Company declared its first semi-annual cash dividend on its common stock in 2000. A summary of the Company's cash dividends on common stock is as follows:

--------------------------------------------------------------
     Record                Payable            Per share amount
      Date                  Date              of cash dividend
--------------------------------------------------------------
February 10, 2000         February 24, 2000         $0.0333
August 10, 2000             August 24, 2000         $0.0333
February 8, 2001          February 22, 2001         $0.0467
August 9, 2001              August 23, 2001         $0.0467
February 5, 2002          February 19, 2002         $0.0600
August 6, 2002              August 20, 2002         $0.0600
February 6, 2003          February 20, 2003         $0.0800
==============================================================

The Company continues to target an earnings retention ratio of approximately 90% to support continued growth. The dividends paid in 2002 represented a 29% increase over the dividends paid in 2001. Along those same lines, the semi-annual dividend declared in January 2003 represents (on an annualized basis) a 33% increase over 2002.

In January 2000, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 450,000 shares of common stock, from time to time, in open market or privately negotiated transactions. Through December 31, 2000, the Company repurchased a total of 363,450 shares at an average price of $10.63 per share. The shares repurchased pursuant to this buyback program were reissued with the Company's common stock offering in June 2001. No additional shares were repurchased during 2001 or 2002.

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

Core deposits are the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC. Core deposits are generally defined in the industry as total deposits less time deposits with balances greater than $100,000. Approximately 61% of the Company's total assets were funded by core deposits at the end of 2002 and 2001. The remaining assets were funded by other funding sources such as time deposits with balances in excess of $100,000, borrowed funds, and the capital of the Banks. Due to the Company's strategy of targeting high net worth individuals, the Company believes that many of its time deposits with balances in excess of $100,000 are also a stable source of funds.

Liquid assets refer to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 2002, net liquid assets totaled approximately $201.2 million, compared to approximately $174.6 million at December 31, 2001.

The Banks  routinely  accept  deposits  from a variety  of  municipal  entities.
Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At December 31, 2002 and 2001, the Banks had approximately $143.2 million and $116.0 million, respectively, of securities collateralizing such public deposits and other short-term borrowings. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.

The Company is not aware of any known trends, commitments, events, regulatory recommendations or uncertainties that would have any adverse effect on the Company's capital resources, operations or liquidity.

CREDIT RISK AND ASSET QUALITY

ALLOWANCE FOR LOAN LOSSES
The following table summarizes the activity in the allowance for loan losses during the last five years (dollars in thousands):

----------------------------------------------------------------------------------------------------------------------------
                                                          2002           2001            2000(1)        1999          1998
                                                 ---------------------------------------------------------------------------
Balance at beginning of year                     $      13,686         10,433           8,783          7,034         5,116
Provision for loan losses                               10,321          7,900           5,055          3,713         4,297
Allowance acquired in business combination                   -              -              -             175             -

Charge-offs:
  Commercial and commercial real estate loans            1,677            984             897            691         1,327
  Home equity loans                                          -             25               -              -            27
  Residential real estate loans                              3             34              50             14            84
  Consumer and other loans                                 294             34             103            132           198
  Premium finance receivables                            3,680          3,062           1,294            456           455
  Indirect automobile loans                                925          1,080           1,339          1,156           646
  Tricom finance receivables                                10            103              73              -             -
                                                 ---------------------------------------------------------------------------
      Total charge-offs                                  6,589          5,322           3,756          2,449         2,737
                                                 ---------------------------------------------------------------------------

Recoveries:
  Commercial and commercial real estate loans              314            163              53             35           100
  Home equity loans                                          -             72               -              -            13
  Residential real estate loans                              -              -               -              -             -
  Consumer and other loans                                  26              1               5              6            76
  Premium finance receivables                              456            245             129            167           127
  Indirect automobile loans                                150            194             164            102            42
  Tricom finance receivables                                26              -               -              -             -
                                                 ---------------------------------------------------------------------------
      Total recoveries                                     972            675             351            310           358
                                                 ---------------------------------------------------------------------------
Net charge-offs                                         (5,617)        (4,647)         (3,405)        (2,139)       (2,379)
                                                 ---------------------------------------------------------------------------
Balance at end of year                           $      18,390         13,686          10,433          8,783         7,034
                                                 ---------------------------------------------------------------------------

Net charge-offs (recoveries) by category
    as a percent  of  average  loans in
    respective category:
  Commercial and commercial real estate loans             0.12%          0.10%           0.15%          0.16%         0.42%
  Home equity loans                                          -          (0.02)              -              -          0.01
  Residential real estate loans                              -           0.02            0.04           0.01          0.12
  Consumer and other loans                                0.44           0.05            0.18           0.26          0.12
  Premium finance receivables                             0.70           0.79            0.43           0.14          0.20
  Indirect automobile loans                               0.42           0.46            0.50           0.44          0.50
  Tricom finance receivables                             (0.08)          0.55            0.35              -             -
                                                 ---------------------------------------------------------------------------
      Total                                               0.24%          0.26%           0.24%          0.19%         0.28%
                                                 ---------------------------------------------------------------------------

Net charge-offs as a percent of  the provision
   for loan losses                                       54.42%         58.82%          67.36%         57.61%        55.36%

Year-end total loans                               $ 2,556,086      2,018,479       1,547,596      1,270,126       974,031
Allowance as a percent of year-end loans                  0.72%          0.68%           0.67%          0.69%         0.72%
============================================================================================================================

(1) In 2000, a $4.3 million loss was recognized related to a fraudulent loan scheme perpetrated against the Company's premium finance subsidiary. The loss was reported as a separate line item in the non-interest expense section of the income statement. It was not reported as a charge-off since a valid lending relationship with the perpetrator had not been established.

Management believes that the loan portfolio is well diversified and well secured, without undue concentration in any specific risk area. Loan quality is continually monitored by management and is reviewed by the Banks' Boards of Directors and their Credit Committees on a monthly basis. Independent external reviews of the loan portfolio are provided by the examinations conducted by regulatory authorities and an independent loan review performed by an entity engaged by the Board of Directors. The amount of additions to the allowance for loan losses, which is charged to earnings through the provision of loan losses, is determined based on management's assessment of the adequacy of the allowance for loan losses. Management evaluates on a quarterly basis a variety of factors, including actual charge-offs during the year, historical loss experience, delinquent and other potential problem loans, and economic conditions and trends in the market area in assessing the adequacy of the allowance for loan losses.

The allowance for loan losses as a percentage of total loans at December 31, 2002 and 2001 was 0.72% and 0.68%, respectively. As a percent of average total loans, total net charge-offs for 2002 and 2001 were 0.24% and 0.26%, respectively. While management believes that the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that future losses will not exceed the amounts provided for, thereby affecting future earnings.

The allowance for loan losses is maintained at a level believed adequate by management to cover losses inherent in the portfolio and is based on an assessment of individual problem loans, actual and anticipated loss experience and other pertinent factors. The allowance for loan losses consists of an allocated and unallocated component. The Company reviews potential problem loans on a case-by-case basis to allocate a specific dollar amount of reserves, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial, commercial real estate, residential real estate, home equity, premium finance receivables, indirect automobile, Tricom finance receivables and consumer. The reserve percentages applied to these loan groups attempt to account for the inherent risk in the portfolio based upon various factors including industry concentration, geographical concentrations, local and national economic indicators, levels of delinquencies, historical loss experience including an analysis of the lack of maturity in the loan portfolio, changes in trends in risk ratings assigned to loans, changes in underwriting standards and other pertinent factors. The unallocated portion of the allowance for loan losses reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in the loss allocation factors. Management believes the unallocated portion of the allowance for loan losses is necessary due to the imprecision inherent in estimating expected future credit losses. The amount of future additions to the allowance for the loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors.

The allowance for loan losses as of December 31, 2002, increased $4.7 million to $18.4 million from December 31, 2001, primarily due to growth of $313.0 million, or 31%, in the commercial and commercial real estate portfolio and $113.5 million, or 33%, in the premium finance receivables portfolio. The commercial and commercial real estate portfolios and the premium finance portfolio have traditionally experienced the highest level of charge-offs by the Company, along with the losses related to the indirect automobile portfolio. The level of the allowance for loan losses was not impacted significantly by changes in the amount or credit risk associated with the indirect automobile portfolio as the portfolio has decreased $6.0 million from December 31, 2001 and the allocated loss has been reduced due to improvement in the delinquencies, underwriting standards and collection routines.

Commercial and commercial real estate loans represent the largest loan category in the Company's loan portfolio, accounting for 52% of total loans at December 31, 2002. Net charge-offs in this category totaled $1.4 million, or 0.12% of average loans in this category in 2002, and $821,000, or 0.10% of average loans in this category in 2001.

Premium finance receivable net charge-offs for the year ended December 31, 2002 totaled $3.2 million as compared to $2.8 million in 2001. Net charge-offs were 0.70% of average premium finance receivables in 2002 versus 0.79% in 2001. The decrease in the ratio of net charge-offs to average premium finance receivables in 2002 compared to 2001 is indicative of an improvement in the credit quality of this portfolio. The level of net charge-offs in 2001, and to a lesser extent in 2002, was attributable, in part, to accounts with smaller balances and higher delinquencies and charge-offs than the Company's traditional premium finance portfolio. As noted in last year's report, the Company eliminated more than 1,300 relationships with insurance agencies that were referring business to FIFC that had relatively smaller balances. The business associated with those terminated relationships has become a less significant percentage of the premium finance receivables portfolio and is nearly extinguished. As noted in the next section of this report, non-performing premium finance receivables as a percent of total premium finance receivables decreased to 1.50% at December 31, 2002, from 2.36% at December 31, 2001.

In 2000, the Company recorded a pre-tax charge of $4.3 million as a result of fraud perpetrated against the Company's premium finance subsidiary. This charge includes approximately $300,000 of professional fees associated with the Company's pursuit of recovery of the loss as well as a partial recovery of $200,000. The $4.3 million charge was recorded on its own separate line item in the income statement. Management believes that it was appropriate to exclude this loss from the loan charge offs since a valid lending relationship with the perpetrator had not been established, and it would distort the Company's historical loss experience.

Indirect auto loan net charge-offs decreased to $775,000 in 2002, compared to $886,000 in 2001. Net charge-offs as a percentage of average indirect auto loans were 0.42% in 2002 and 0.46% in 2001.


PAST DUE LOANS AND NON-PERFORMING ASSETS
The following table classifies the Company's non-performing loans as of December 31 for each of last five years. The information in the table should be read in conjunction with the detailed discussion following the table. (dollars in thousands):

--------------------------------------------------------------------------------------------------------------------------------
                                                          2002           2001            2000           1999          1998
                                                   -----------------------------------------------------------------------------
Loans past due greater than 90 days and still accruing:
  Residential real estate and home equity          $        32            168               -            385           459
  Commercial, consumer and other                         3,047          1,059             651            328           341
  Premium finance receivables                            2,198          2,402           4,306          1,523         1,214
  Indirect automobile loans                                423            361             397            391           274
  Tricom finance receivables                                -               -               -              -             -
                                                   -----------------------------------------------------------------------------
      Total loans past due greater than 90 days and
         still accruing                                  5,700          3,990           5,354          2,627         2,288
                                                   -----------------------------------------------------------------------------

Non-accrual loans:
  Residential real estate and home equity                  711          1,385             153              -            99
  Commercial, consumer and other                         1,132          1,180             617          1,895         1,388
  Premium finance receivables                            4,725          5,802           3,338          2,145         1,455
  Indirect automobile loans                                254            496             221            298           195
  Tricom finance receivables                                20            104               -              -             -
                                                   -----------------------------------------------------------------------------
      Total non-accrual loans                            6,842          8,967           4,329          4,338         3,137
                                                   -----------------------------------------------------------------------------

Total non-performing loans:
  Residential real estate and home equity                  743          1,553             153            385           558
  Commercial, consumer and other                         4,179          2,239           1,268          2,223         1,729
  Premium finance receivables                            6,923          8,204           7,644          3,668         2,669
  Indirect automobile loans                                677            857             618            689           469
  Tricom finance receivables                                20            104               -              -             -
                                                   -----------------------------------------------------------------------------
      Total non-performing loans                        12,542         12,957           9,683          6,965         5,425
                                                   -----------------------------------------------------------------------------
Other real estate owned                                     76            100               -              -           587
                                                   -----------------------------------------------------------------------------
Total non-performing assets                           $ 12,618         13,057           9,683          6,965         6,012
                                                   -----------------------------------------------------------------------------

Total  non-performing  loans  by  category  as a  percent  of it own  respective category:
  Residential real estate and home equity                    0.14%          0.39%           0.05%          0.16%         0.30%
  Commercial, consumer and other                             0.30           0.21            0.18           0.41          0.43
  Premium finance receivables                                1.50           2.36            2.44           1.67          1.50
  Indirect automobile loans                                  0.38           0.47            0.30           0.27          0.22
  Tricom finance receivables                                 0.10           0.57            -              -             -
                                                   -----------------------------------------------------------------------------
      Total non-performing loans                             0.49%          0.64%           0.63%          0.55%         0.56%
                                                   -----------------------------------------------------------------------------
Total non performing assets as a
   percent of total assets                                   0.34%          0.48%           0.46%          0.41%         0.45%
                                                   -----------------------------------------------------------------------------
Allowance for loan losses as a
    percent of non-performing loans                        146.63%        105.63%         107.75%        126.10%       129.66%
================================================================================================================================

Non-performing Residential Real Estate,
     Commercial, Consumer and Other Loans
Total non-performing loans for the Company's traditional banking loan portfolios of residential real estate, commercial, consumer and other loans were $4.9 million as of December 31, 2002 up from $3.8 million reported at December 31, 2001. These loans consist primarily of a small number of commercial, residential real estate and home equity loans, which management believes are well secured and in process of collection. The small number of such non-performing loans allows management to monitor the status of these credits and work with the borrowers to resolve these problems effectively. The non-performing residential real estate and home equity loans decreased by $810,000 from the December 31,
2001 balance and represented 0.14% of such outstanding loans at December 31, 2002. The non-performing commercial, commercial real estate and consumer loans increased $1.9 million from the December 31, 2001 balance and represented 0.30% of such outstanding loans at December 31, 2002, compared to 0.21% as of December 31, 2001. The Company had $76,000 and $100,000 of other real estate owned as of December 31, 2002 and December 31, 2001, respectively.

Non-performing Premium Finance Receivables
The table below presents the level of non-performing premium finance receivables as of December 31, 2002 and 2001, and the amount of net charge-offs for the years then ended.

-----------------------------------------------------------
                                        2002          2001
                                 --------------------------
Non-performing premium
   finance receivables           $ 6,923,000     8,204,000
     - as a percent of premium
       finance receivables              1.50%         2.36%

Net charge-offs of premium
   finance receivables           $ 3,224,000     2,817,000
       - as a percent of average
       premium finance receivables      0.70%         0.79%
===========================================================

The improvement in the level on non-performing premium finance receivables since December 31, 2001 is indicative of actions taken by management. As noted in Wintrust's prior year's report and its 2002 quarterly reports, Wintrust has eliminated more than 1,300 relationships with insurance agents that were referring new business to our premium finance subsidiary that had relatively small balances and higher than normal delinquency rates. The business associated with those accounts has become a less significant percent of the entire portfolio and is nearly extinguished. Management continues to see progress in this portfolio and continues to expect the level of non-performing loans related to this portfolio to remain at relatively low levels.

The ratio of non-performing premium finance receivables fluctuates throughout the year due to the nature and timing of canceled account collections from insurance carriers. Due to the nature of collateral for premium finance receivables it customarily takes 60 - 150 days to convert the collateral into cash collections. Accordingly, the level of non-performing premium finance receivables is not necessarily indicative to the loss inherent in the portfolio. In the event of default, Wintrust has the ability to cancel the insurance policy and collect the unearned portion of the premium from the insurance carrier. In the event of cancellation, the cash returned in payment of the unearned premium by the insurer should generally be sufficient to cover the receivable balance, the interest and other charges due. Due to notification requirements and processing time by most insurance carriers, many receivables will become delinquent beyond 90 days while the insurer is processing the return of the unearned premium. Management continues to accrue interest until maturity as the unearned premium is ordinarily sufficient to pay-off the outstanding balance and contractual interest due.

Non-performing Indirect Auto Loans
Total non-performing indirect automobile loans were $677,000 at December 31, 2002, decreasing from $857,000 at December 31, 2001. The ratio of these non-performing loans to total indirect automobile loans stood at 0.38% of total indirect automobile loans at December 31, 2002, and 0.47% at December 31, 2001. The level of non-performing and net charge-offs of indirect automobile loans continues to be below standard industry ratios for this type of lending. Due to the impact of the current economic and competitive environment surrounding this type of lending, management continues to de-emphasize, in relation to other loan categories, growth in the indirect automobile loan portfolio. Indirect automobile loans at December 31, 2002 were $178.2 million, down from $184.2 million at December 31, 2001.

Potential Problem Loans
Management believes that any loan where there are serious doubts as to the ability of such borrowers to comply with the present loan repayment terms should be identified as a non-performing loan and should be included in the disclosure of "Past Due Loans and Non-performing Assets". Accordingly, at the periods presented in this report, the Company has no potential problem loans as defined by Securities and Exchange Commission regulations.

Credit Quality Review Procedures
The Company utilizes a loan rating system to assign risk to loans and utilizes that risk rating system to assist in developing an internal problem loan identification system ("Watch List") as a means of reporting non-performing and potential problem loans. At each scheduled meeting of the Boards of Directors of the Banks and the Wintrust Risk Management Committee, a Watch List is presented, showing all loans that are non-performing and loans that may warrant additional monitoring. Accordingly, in addition to those loans disclosed under "Past Due Loans and Non-performing Assets," there are certain loans in the portfolio which management has identified, through its Watch List, which exhibit a higher than normal credit risk. These Watch List credits are reviewed individually by management to determine whether any specific reserve amount should be allocated for each respective credit. However, these loans are still performing and, accordingly, are not included in non-performing loans. Management's philosophy is to be proactive and conservative in assigning risk ratings to loans and identifying loans to be included on the Watch List. The principal amount of loans on the Company's Watch List as of December 31, 2002 and December 31, 2001, was approximately $34.3 million and $20.2 million, respectively. We believe these loans are performing and, accordingly, do not cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Loan Concentrations
Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 2002, except for loans included in the premium finance operating segment.


EFFECTS OF INFLATION
A banking organization's assets and liabilities are primarily monetary. Changes in the rate of inflation do not have as great an impact on the financial condition of a bank as do changes in interest rates. Moreover, interest rates do not necessarily change at the same percentage as does inflation. Accordingly, changes in inflation are not expected to have a material impact on the Company. An analysis of the Company's asset and liability structure provides the best indication of how the organization is positioned to respond to changing interest rates. See "Asset-Liability Management" section of this report.


FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to the Company's projected growth, anticipated improvements in earnings, earnings per share and other financial performance measures, and management's long-term performance goals, as well as statements relating to the anticipated effects on financial results of condition from expected development or events, the Company's business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and to open new branch offices, and to pursue additional potential development or acquisition of banks, wealth management entities or specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:

o The level of reported net income, return on average assets and return on average equity for the Company will in the near term continue to be impacted by start-up costs associated with de novo bank formations, branch openings, and expanded wealth management operations. De novo banks typically require 13 to 24 months of operations before becoming profitable, due to the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. Similarly the expansion of wealth management services through the Company's acquisition of the Wayne Hummer Companies and Lake Forest Capital Management will depend on the successful integration of these businesses.

o The Company's success to date has been and will continue to be strongly influenced by its ability to attract and retain senior management experienced in banking and financial services.

o Although management believes the allowance for loan losses is adequate to absorb losses inherent in the existing portfolio of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses.

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

o      Unforeseen   future  events  that  may  cause  slower  than   anticipated
       development and growth of the Tricom business and/or changes in the temporary staffing industry.

o Changes in the economic environment, competition, or other factors, may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and the pricing of loans and deposits, and may affect the Company's ability to successfully pursue acquisition and expansion strategies.

o The conditions in the financial markets and economic conditions generally, as well as unforeseen future events surrounding the wealth management business, including competition and related pricing of brokerage, trust and asset management products.

DIRECTORS & OFFICERS

WINTRUST FINANCIAL CORPORATION
--------------------------------------------------------------------------------

DIRECTORS--CURRENT
Peter D. Crist
Bruce K. Crowther
Bert A. Getz, Jr.
Philip W. Hummer
John S. Lillard (Chairman)
James B. McCarthy
Marguerite Savard McKenna
Albin F. Moschner
Thomas J. Neis
Hollis W. Rademacher
J. Christopher Reyes
John J. Schornack
Ingrid S. Stafford
Edward J. Wehmer

DIRECTORS--RETIRED
Joseph Alaimo
William C. Graft
Raymond L. Kratzer
Dorothy M. Mueller
Christopher J. Perry
Penelope J. Randel
Peter P. Rusin
John N. Schaper
Katharine V. Sylvester
Larry V. Wright
Maurice F. Dunne, Jr. (Emeritus)
Lemuel H. Tate  (Emeritus)

OFFICERS
Edward J. Wehmer
President & Chief Executive Officer
David A. Dykstra
Senior Executive Vice President & Chief Operating Officer
Lloyd M. Bowden
Executive Vice President/Technology
James F. Duca, II
Executive Vice President/Wealth Management
Robert F. Key
Executive Vice President/Marketing
Richard B. Murphy
Executive Vice President &
Chief Credit Officer
David L. Stoehr
Executive Vice President &
Chief Financial Officer
Barbara A. Kilian
Senior Vice President/Finance
Michael A. Cherwin
Vice President/Human Resources
T. Tolbert Chisum
Director/New Business Development
Matthew E. Doubleday
Vice President/Niche Marketing
David J. Galvan
Vice President/Investments
Raj V. Nagarajan
Vice President/Director of Internal Audit
Richard J. Pasminski
Vice President/Controller
Jay P. Ross
Vice President/Database Marketing
Jolanta K. Slusarski
Vice President/Compliance & Best Practices
Stacey L. Herman
Assistant Vice President/Finance
Helene A. Torrenga
Assistant Vice President/Finance
Natalie A. Meissner
Senior Marketing Manager


LAKE FOREST BANK & TRUST COMPANY
--------------------------------------------------------------------------------

DIRECTORS
Maxine P. Farrell
Randolph M. Hibben
Eugene Hotchkiss
Howard Kerr
John S. Lillard
Frank Mariani
John J. Meierhoff
Albin F. Moschner
Joseph Pasquesi
Hollis W. Rademacher
J. Christopher Reyes
Ellen Stirling
Edward J. Wehmer
Maurice F. Dunne, Jr. (Emeritus)
Francis Farwell (Emeritus)
Moris T. Hoversten (Emeritus)

EXECUTIVE OFFICERS
Randolph M. Hibben
Chairman & Chief Executive Officer
John J. Meierhoff
President & Chief Operating Officer
Rachele L. Wright
President-Bank of Highwood-Fort Sheridan
Mary Beth Jones
President-West Lake Forest
Sandra McCraren
President-Highland Park

LOANS
Kurt K. Prinz
Executive Vice  President/Senior  Credit Officer
Kathryn  Walker-Eich
Executive Vice President/Commercial Lending
Stephen L. Madden Senior
Vice President/Commercial Lending
Janice C. Nelson Senior
Vice President/Consumer Lending
Jennifer Z. Brooks
Vice President/Lending
Lori Higgins
Vice President/Loan Administration
Stephen Milota
Vice President/Commercial Lending
Mary Satherlie
Vice President/Lending
Gina Stec
Vice President/Commercial Lending

--------------------------------------------------------------------------------

Laura Cascarano
Assistant Vice President/Lending
Pat McNeilly Assistant
Vice President/Lending
James C. Miller
Assistant Vice President/MMF Leasing Services
Susan Potash
Assistant Vice President/Lending
Maria Santello
Assistant Vice President/Lending
Christopher Baker
Commercial Loan Officer
Todd K. Grubich
Commercial Loan Officer
Jane Kriens
Loan Administration Officer

PERSONAL BANKING
Lynn Van Cleave
Senior Vice President/Personal Banking
Thomas Groth
Vice President/Personal Banking
Twila D. Hungerford
Vice President//Personal Banking & Manager-Lake Bluff
Judy Moloney
Vice President/Personal Banking
Dennis Carani
Assistant Vice President/Personal Banking
Piera Dallabattista
Assistant Vice President/Personal Banking
Amy Boyle Personal Banking Officer
Barbara Kubas Personal Banking Officer
Michelle Parnell
Personal Banking Officer
Shilpa Patel
Personal Banking Officer
April Thompson
Personal Banking Officer


OPERATIONS/FINANCE/OTHER
Mary Ann Gannon
Senior Vice President/Operations
Richard J. Pasminski
Vice President/Controller
Margaret Zacher
Assistant Vice President/Accounting
Kathleen E. Bickmore
Assistant Vice President/Operations
Marci Miller
Teller Operations Officer
Andrea Levitt
Administration Officer
Jo Marie Loesch
Operations Officer
Carolyn P. Szymanski
Public Relations Officer


HINSDALE BANK & TRUST COMPANY
--------------------------------------------------------------------------------

DIRECTORS
Peter D. Crist
Diane Dean
Donald Gallagher
Elise Grimes
Robert D. Harnach
Dennis J. Jones
Douglas J.  Lipke
James B. McCarthy
James P. McMillin
Mary Martha Mooney
Richard B. Murphy
Margaret O'Brien Stock
Hollis W. Rademacher
Ralph J. Schindler
Katharine V. Sylvester
Robert Thompson
Edward J. Wehmer
Lorraine Wolfe
Frank J. Murnane, Sr. (Emeritus)
Joel Nelson (Emeritus)

EXECUTIVE OFFICERS
Dennis J. Jones
Chairman & Chief Executive Officer
Richard B. Murphy
President & Chief Operating Officer
Roberta L. Head
President-Riverside Bank
David J. LaBrash
President-Clarendon Hills Bank
Stephen C. Pleimling
President-The Community Bank of
Western Springs

LOANS
Edward J. Farrel
Senior Vice President/Lending
Mark Hale
Senior Vice President/Lending
Kay M. Olenec
Senior Vice President/Mortgages
Richard J. Stefanski
Senior Vice President/Indirect Lending
Eric C. Westberg
Senior Vice President/Mortgages
Phyllis Long
Vice President/Lending

--------------------------------------------------------------------------------

Robert D. Meyrick
Vice President/Indirect Lending
Timothy S. Murphy
Vice President/Indirect Lending
Cora Mae Corley
Assistant Vice President/Lending
Pat L. Gray
Assistant Vice President/Lending
Brad R. Hettich
Assistant Vice President/Lending
Kathy R. Oergel
Assistant Vice President/Lending
Jason N. Bledsoe
Consumer Loan Officer
Maria Chialdikis
Loan Processing Officer
Cheryl M. Cummings
Loan Processing Officer
Matthew R. Corley
Commercial Loan Officer
Lori C. Ritzert
Consumer Loan Officer

PERSONAL BANKING/OPERATIONS
Anne M. O'Neill
Senior Vice President/Opertions
Michelle A. Kennedy
Vice President/Controller
Holly A. Bishop
Assistant Vice President/Personal Banking
Amy J. Boburka
Assistant Vice President/Personal Banking
Esther Cook
Assistant Vice President/Personal Banking
Carol E. Franzo
Assistant Vice President/Personal Banking
Kim E. Fernandez
Assistant Vice President/Personal Banking
Michelle Paetsch
Assistant Vice President/Personal Banking
Elizabeth D. Reis
Assistant Vice President/Personal Banking
Patricia A. Mayo
Operations Officer
Rhonda M. Sippel
Accounting Officer


NORTH SHORE COMMUNITY BANK & TRUST COMPANY
--------------------------------------------------------------------------------

DIRECTORS
Gilbert W. Bowen
T. Tolbert Chisum
Thomas J. Dammrich
John W. Haben
Randolph M. Hibben
Gayle Inbinder
L. Hamilton Kerr, III
Donald F. Krueger
Thomas J. McCabe,  Jr.
Marguerite Savard McKenna
Robert H. Meeder
Donald L. Olson
Hollis W.  Rademacher
John J. Schornack
Ingrid S. Stafford
Elizabeth C. Warren
Edward J. Wehmer
Stanley R.  Weinberger
Richard J. Witry
Maurice F. Dunne, Jr. (Emeritus)
James Fox (Emeritus)
Lemuel H. Tate (Emeritus)

EXECUTIVE OFFICERS
L. Hamilton Kerr, III
Chairman & Chief Executive Officer
Robert H. Meeder
President & Chief Operating Officer
Donald F. Krueger
Executive Vice President/Operations
James L. Sefton
Executive Vice President/Senior Credit Officer
Lauretta M. Burke
Senior Vice President/Commercial Lending

LOANS
John P. Burk
Vice President/Commercial Lending
Robert Clausen
Vice President/Commercial Lending
James McClamroch
Vice President/Commercial Lending
Ann T. Tyler
Vice President/Loan Administration
James P. Waters
Vice President/Commercial Banking Services
Richard Chan
Assistant Vice President/Lending
Romelia Lemus
Assistant Vice President/Lending
Steve Bailen
Loan Officer
Jaki Pearl
Loan Operations Officer

RESIDENTIAL REAL ESTATE
Mark A. Stec
Senior Vice President/Mortgages
Mary Carole Gavula
Vice President/Mortgages
Susan Mundy
Vice President/Mortgages
Kelly Mishka
Loan Operations Officer

PERSONAL BANKING
Connie Berman
Vice President/Personal Banking & Manager-Winnetka
Leslie A. Niemark
Vice President/Personal Banking & Manager-Glencoe
Diane Schwartz
Vice President/Personal Banking & Manager-Skokie
Catherine W. Biggam
Assistant Vice President/Personal Banking
Ingrid Brewer
Assistant Vice President/Personal Banking
Michael T. Donnelly
Assistant Vice President/Personal Banking & Manager-Wilmette
Eric I. Jordan
Assistant Vice President/Personal Banking
Maureen A. Nicholl
Assistant Vice President/Personal Banking
Mi Balderas
Personal Banking Officer

--------------------------------------------------------------------------------

John Bodel
Personal Banking Officer
Beatrice Borre
Personal Banking Officer
Kimberly Davis
Personal Banking Officer
Adelia Lawson
Personal Banking Officer
Melissa O'Malley
Personal Banking Officer
David Sweeney
Personal Banking Officer

FINANCE/OPERATIONS
John A. Barnett
Vice President/Controller
Jennifer A. Kocour
Assistant Vice President/Human Resources & Marketing
Angelica Escobar
Assistant Controller
J. Robert  Marrs
Operations Manager
Karin Jacobson
Assistant Teller Manager

LIBERTYVILLE BANK & TRUST COMPANY
--------------------------------------------------------------------------------

DIRECTORS
Neville Carr
Bert Carstens
Joseph F. Damico
David A. Dykstra
Bert A. Getz, Jr.
Donald Gossett
Jeffrey Harger
James Mahoney
Richard Nakon
William Newell
Hollis W. Rademacher
John N. Schaper
Jane Stein
Jack Stoneman
Edward J. Wehmer
Edward Werdell

EXECUTIVE OFFICERS
Bert Carstens
Chairman & Chief Executive Officer
Edward Werdell
President & Chief Operating Officer
Crystal McClure
President-Wauconda Community Bank

COMMERCIAL BANKING
Brian Mikaelian
Executive Vice President/Senior Credit Officer
William Westerman
Executive Vice President/
Commercial Lending
Betty Berg
Vice President/Commercial Banking Services
John Brennan
Vice President/Commercial Lending
Michael Buchert
Vice President/Commercial Lending
Ronald Schroeder
Vice President/Commercial Lending
Randolph Webster
Vice President/Commercial Lending
Rosemarie Garrison
Commercial Mortgage Officer
Barbra Meyer
Credit Administration Officer

RESIDENTIAL REAL ESTATE
Michael Spies
Vice President/Residential Real Estate
Brenda O'Toole
Manager/Residential Real Estate
Thomas Eardley
Mortgage Representative
Judy Franks
Mortgage Representative

PERSONAL BANKING
Sharon Worlin
Senior Vice President/Personal Banking
Ursula Schuebel
Vice President/Personal Banking
Karen Bouas
Assistant Vice President/Personal Banking
Bobbie Callese
Assistant Vice President/Personal Banking
Deborah Motzer
Assistant Vice President/Personal Banking
Julie Rolfsen
Assistant Vice President/Personal Banking
Karen Schmidt
Assistant Vice President/Personal Banking
Colleen Turley
Assistant Vice President/Personal Banking
Irene Huff Personal Banking Officer
Cindy Tysland
Personal Banking Officer
Rachel Vincent
Personal Banking Officer

OPERATIONS/FINANCE
Suzanne Chamberlain
Vice President/Operations
Lynn Wiacek
Vice President/Controller

--------------------------------------------------------------------------------

Linda Terrian
Assistant Controller
Angela Atterbury
Operations Officer
Joy Botsford
Operations & Loan Adminstration Officer
Maria Hurtado
Operations Officer
Dwayne Nicholson
Operations & MIS Officer


BARRINGTON BANK & TRUST COMPANY, N.A.
--------------------------------------------------------------------------------

DIRECTORS
James H. Bishop
Raynette Boshell
Edwin C. Bruning
Dr. Joel Cristol
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Kathleen R. Horne
Peter Hyland
Carol M. Nelson
Sam Oliver
Mary F. Perot
Hollis W. Rademacher
Peter P. Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Charles VanFossan
Edward J. Wehmer
Tim Wickstrom

EXECUTIVE OFFICERS
James H. Bishop
Chairman
W. Bradley Stetson
President & Chief Executive Officer
Jon C. Stickney
Executive Vice President/Senior Lender
Georgeanna Mehr
President-Hoffman Estates Community Bank

LOANS
Linda J. Schiff
Senior Vice President/Lending & President-Community Advantage
Burke A. Groom
Vice President/Lending
John D. Haniotes
Vice President/Lending
Christopher P. Marrs
Vice President/Lending
Peter J. McDaniel
Vice President/Lending
Charlotte Neault
Vice President/Lending
Peter J. Santangelo
Vice President/Lending
Barbara E. Tomasello
Vice President/Mortgages
Karen G. Smith
Loan Administration Officer
Kathy E. Zuniga
Loan Operaions Officer

PERSONAL BANKING/OPERATIONS
Paul R. Johnson
Vice President/Retail Banking
James Weiler
Vice President/Controller
Patricia A. Mitchell
Operations Officer
Christine M. Sherman
Personal Banking Officer
Lana A. Smart
Personal Banking Officer

CRYSTAL LAKE BANK & TRUST COMPANY, N.A.
--------------------------------------------------------------------------------

DIRECTORS
Ronald Bykowski
Charles D. Collier
Donald Franz
John W. Fuhler
Diana Kenney
Dorothy M. Mueller
Thomas J. Neis
Marshall Pedersen
Anthony Pintozzi Jr.
Ormel J. Prust
Hollis W. Rademacher
Candy Reedy
Nancy Riley
Robert Robinson
Robert C. Staley
James N. Thorpe
Edward J. Wehmer
Henry L. Cowlin (Emeritus)

EXECUTIVE OFFICERS
Charles D. Collier
Chairman & Chief Executive Officer
James N. Thorpe
President & Chief Operating Officer
Pam Umbarger
Senior Vice President/Operations
Joseph L. McVicker
President-Cary Bank & Trust
Phillip R. Oeffling
President-McHenry Bank & Trust
Ormel J. Prust
Executive Vice President-McHenry Bank & Trust

LOANS
Monica A. Garver
Vice President & Manager/
Residential Loans
Mark J. Peteler
Vice President-NorthAmerican
Aviation Finance
Joan M. Bassak
Vice President-NorthAmerican
Aviation Finance
Rosemarie Smith
Vice President/Lending
Brian R. Fowler
Commercial Banking Officer

PERSONAL BANKING/OPERATIONS
Pamela L. Bialas
Assistant Vice President/Personal Banking
Peter S. Fidler
Controller


NORTHBROOK BANK & TRUST COMPANY
--------------------------------------------------------------------------------

DIRECTORS
Patrick J. Caruso
Daniel E. Craig
David A. Dykstra
Rockwood S. Edwards
Joel S. Garson
Amy C. Kurson
David P. Masters
Hollis W. Rademacher
Penelope J. Randel
Richard C. Rushkewicz
Todd W. Stetson
Edward J. Wehmer (Chairman)

EXECUTIVE OFFICERS
Richard C. Rushkewicz
President & Chief Executive Officer
David P. Masters
Executive Vice President/Lending

LOANS
Kathryn A. Nellis
Vice President/Lending
Lewis Korompilas
Loan Officer & Manager-Residential Loans

PERSONAL BANKING
Kenneth E. Tremaine
Senior Vice President/Personal Banking
Marla S. Giblichman
Personal Banking Officer
Patricia A. Klingeman
Personal Banking Officer

OPERATIONS/FINANCE
Edward W. Bettenhausen
Senior Vice President/Operations & Finance
Rosemarie D. Mann
Assistant Vice President/Operations

WAYNE HUMMER INVESTMENTS, L.L.C.
--------------------------------------------------------------------------------

DIRECTORS
Steven R. Becker
James F. Duca, II
David A. Dykstra
Philip W. Hummer
L. Hamilton Kerr, III
Laura A. Kogut
Raymond L. Kratzer
John S. Lillard
Robert L. Meyers
Hollis Rademacher
Edward J. Wehmer (Chairman)
Richard Wholey

EXECUTIVE OFFICERS
Raymond L. Kratzer
President & Chief Executive Officer
George T. "Ted" Becker
Executive Vice President & Chief Financial Officer
Laura A. Kogut
Executive Vice President & Chief Operations Officer

INVESTMENTS
Linda Becker
Senior Vice President/Investments
Steven R. Becker
Senior Vice President/Investments
Philip M. Burno
Senior Vice President/Investments
W. Douglas Carroll
Senior Vice President/Investments
Daniel G. Hack
Senior Vice President/Investments
Philip W. Hummer
Senior Vice President/Investments
William B. Hummer
Senior Vice President/Investments
Richard J. Kosarek
Senior Vice President/Investments
Luigi E. Mancusi
Senior Vice President/Investments
David P. Poitras
Senior Vice President/Investments
Richard Wholey
Senior Vice President/Investments
H. Flagg Baum
First Vice President/Investments
Victor Baum
First Vice President/Investments
Katherine Burno
First Vice President/Investments
Peder Culver
First Vice President/Investments
John Fritzell
First Vice President/Investments
Jeffry P. Kraus
First Vice President/Investments
J. Daniel Hansen
First Vice President/Investments
Robert A. Hon
First Vice President/Investments
Patricia A. Marsh
First Vice President/Investments
P. Scott Park
First Vice President/Investments
Joseph A. Piekarczyk
First Vice President/Investments
Brian Siegel
First Vice President/Investments
Floyd Siegel
First Vice President/Investments
R. Daniel Steele
First Vice President/Investments
John C. Tyrpin
First Vice President/Investments
Ronald A. Tyrpin
First Vice President/Investments
Errett Van Nice
First Vice President/Investments
Lawrence H. Weisz
First Vice President/Investments
Jean Williams
First Vice President/Investments
James J. Bann
Vice President/Investments
Vincent Cannova
Vice President/Investments
Paul Cetera
Vice President/Investments
Steven Diamond
Vice President/Investments
Larry Doody
Vice President/Investments
John Frazak
Vice President/Investments
Thomas J. Fulscher
Vice President/Investments
Shawn Gretzinger
Vice President/Investments
Donald A. Kennedy
Vice President/Investments
Grove N. Mower
Vice President/Investments
Michael J. Phillipp
Vice President/Investments

SALES/MARKETING
Robert A. Stuber
Sales Manager
Kellie Dolliver
Department Manager/Marketing & Communications

OPERATIONS/OTHER
Paul Carroll
Director/Information Technology
Kathy Darcy
Director/Operations
Mary McCarthy
Director/Internal Controls & Purchase & Sales
William Reilly
Controller
Elliott Silver
Director/Compliance
Erica Fox
Manager/Office
Marylin Hederman
Manager/Equity Trading
Thomas Kiernan
Manager/Fixed Income Trading
William Reynolds
Manager/OTC Trading
Maureen Valentine Manager/New Accounts
Rainer Woosman
Manager/Credit

--------------------------------------------------------------------------------

Diane Hogan
Assistant Manager/Operations
Jonathan Stanislaw
Assistant Manager/Operations
Barbara Danks
Supervisor/Retirement Plans
Mariusz Niedbalec
Supervisor/Internal Controls
Leonard Smith
Supervisor/Distribution
Anna Solus Supervisor/Year End, Dividends & Interest
Paul Wascher
Supervisor/Purchase & Sales
James Zaczyk
Supervisor/Reorganizations
Lynn Reynolds
Department Manager/Purchase & Sales
Matthew Stasko
Department Manager/Credit


FOCUSED INVESTMENTS L.L.C.
--------------------------------------------------------------------------------

DIRECTORS
James F. Duca, II
David A. Dykstra
Laura A. Kogut (Chairman)
Raymond L. Kratzer
Edward J. Wehmer

EXECUTIVE OFFICERS
Laura A. Kogut
President & Chief Executive Officer
Jenny J. Charles
Chief Operations Officer
Ken M. DiFrancesca
Executive Vice President/Sales & Marketing
Daniel J. Marks
Financial Officer
Michelle Biondo
Director/Compliance


WAYNE HUMMER TRUST COMPANY, N.A.
--------------------------------------------------------------------------------

DIRECTORS
Joseph Alaimo (Chairman)
Mark H. Dierkes
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Raymond L. Kratzer
John S. Lillard
Sandy A. Lincoln
David P. Poitras
Hollis W. Rademacher
James P.  Richter
Thomas J.  Rowland
Richard P. Spicuzza
Robert C. Staley
Edward J. Wehmer (Vice Chairman)
Stanley R. Weinberger

EXECUTIVE OFFICERS
James F. Duca, II
President & Chief Executive Officer
Laura A. Kogut
Chief Operations Officer

OFFICERS
Kenneth H. Cooke
Vice President/Trust Officer
David D. Cox
Vice President/Portfolio Manager
Jennifer L. Czerwinski
Vice President/Trust Officer
Mark H. Dierkes
Vice President/Portfolio Manager
Edward W. Edens
Vice President/Portfolio Manager
Susan C. Gavinski
Vice President/Trust Officer
Amy G. Howes
Vice President/Portfolio Manager
Ethel R. Kaplan
Vice President/Trust Officer
Elizabeth Karabatsos
Vice President/Trust Officer
Timothy J. Keefe
Vice President/Trust Officer
Gerard B. Leenheers
Vice President/Portfolio Manager

--------------------------------------------------------------------------------

Robert L. Meyers
Vice President/Managing Director
Anita E. Morris
Vice President/Trust Officer
Laura H. Olson
Vice President/Trust Officer
James P. Richter
Vice President/Managing Director
Thomas J. Rowland
Vice President/Portfolio Manager
Sandra L. Shinsky
Vice President/Trust Officer
Kay Stevens
Vice President/Trust Officer
Ann Wiesbrock
Vice President/Trust Officer
Maria Bora
Assistant Vice President/Trust Officer
Virginia Primack
Assistant Vice President/Trust Officer
Judith McAndrew
Trust Officer


WAYNE HUMMER ASSET MANAGEMENT COMPANY
--------------------------------------------------------------------------------

DIRECTORS
Joseph Alaimo
Mark H. Dierkes
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Raymond L. Kratzer
John S. Lillard
Sandy A. Lincoln
David P. Poitras
Hollis W. Rademacher
James P.  Richter
Thomas J.  Rowland
Richard P. Spicuzza
Robert C. Staley
Edward J.  Wehmer
Stanley R. Weinberger


EXECUTIVE OFFICERS
James F. Duca, II
President & CEO
George T. "Ted" Becker
Chief Financial Officer

OFFICERS
Mark H. Dierkes
Managing Director/First Vice
President
Philip W. Hummer
Managing Director
Sandy A. Lincoln
Managing Director/Vice President
Robert L. Meyers
Managing Director
David P. Poitras
Managing Director/First Vice
President
James P. Richter
Managing Director
Thomas J. Rowland
Managing Director/First Vice
President
David D. Cox
Vice President/Portfolio Manager
Richard O'Hara
Vice President/Equity Research
Amy G. Howes
Vice President/Portfolio Manager
Damaris E. Martinez
Vice President/Administration
Jean M. Maurice
Treasurer

FIRST INSURANCE FUNDING CORP.
--------------------------------------------------------------------------------

DIRECTORS
Frank J. Burke
David A. Dykstra
Hollis W. Rademacher
Edward J.  Wehmer (Chairman)

EXECUTIVE OFFICERS
Frank J. Burke
President & Chief Executive Officer
Robert G. Lindeman
Executive Vice President/
Information Technology
Mark A. Steenberg
Executive Vice President/Operations

FINANCE/MARKETING/OPERATIONS
Michelle H. Perry
Senior Vice President & Chief Financial Officer
Matthew E. Doubleday
Senior Vice President/Marketing
Mark C. Lucas
Senior Vice President/Asset
Management
G. David Wiggins
Senior Vice President/Loan
Origination
Kimberly J. Malizia
Vice President/Cash Management
John W. Dixon
Vice President/General Counsel
Amy J. Evola
Vice President/Inside Sales
Mary Kay Francel
Assistant Vice President/Cash
Management
Russell L Goldstein
Assistant Vice President/Specialty Business


TRICOM, INC. OF MILWAUKEE
--------------------------------------------------------------------------------

DIRECTORS
Julie Ann Blazei
David A. Dykstra
Dennis J. Jones
John Leopold (Chairman)
Marge Stock
Hollis W. Rademacher
James McMillin
Edward J. Wehmer

SENIOR STAFF
Julie Ann Blazei
President
Rick Gehrke
Cash Management Manager
Mary Jo Heim
Accounting Manager
Sandra Sell
Credit Manager & Account
Executive
Linda Walsch
Payroll Services Manager


WINTRUST INFORMATION TECHNOLOGY SERVICES COMPANY
--------------------------------------------------------------------------------

DIRECTORS
Lloyd M. Bowden
Paul Carroll
James F. Duca, II
David A. Dykstra
Mary Ann Gannon,
Donald F. Krueger
Robert G. Lindeman
David P. Masters
Richard B. Murphy
Linda J. Schiff
Brian Schwartz
Jolanta K. Slusarski
Pam Umbarger

OFFICERS
Lloyd M. Bowden
President & Chief Executive Officer
Candace M. Schulze
Data Center Manager
Sue Greffin
Internet Banking Manager
Tara Delaney-Grimes
Item Imaging Manager
Elizabeth K. Pringle
Office Manager
Dennis Brower
Senior Network Engineer
Glenn Ritchie
Senior Systems Engineer
Ron Henriksen
Advanced Network Engineer

CORPORATE LOCATIONS

WINTRUST FINANCIAL CORPORATION
www.wintrust.com

727 North Bank Lane
Lake Forest, IL 60045
847-615-4096

LAKE FOREST BANK & TRUST COMPANY
www.lakeforestbank.com

Lake Forest Locations
Main Bank
727 North Bank Lane
Lake Forest, IL 60045
847-234-2882

Main Drive-thru
780 North Bank Lane
Lake Forest, IL 60045
847-615-4022

West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
847-615-4080

West Lake Forest Drive-thru
911 Telegraph Road
Lake Forest, IL 60045
847-615-4098

Lake Bluff
103 East Scranton Avenue
Lake Bluff, IL 60044
847-615-4060

Bank of Highwood - Fort Sheridan
507 Sheridan Road
Highwood, IL  60040
847-266-7600
www.bankofhwfs.com

Highland Park Bank & Trust
600 Central Avenue
Port Clinton Square
Suite 142 (Facing First Street)
Highland Park, IL  60035
www.highlandparkbank.com

MMF Leasing Services
810 S. Waukegan Road
Lake Forest, IL 60045
847-604-5060

HINSDALE BANK & TRUST COMPANY
www.hinsdalebank.com

Hinsdale Locations
Main Bank
25 East First Street
Hinsdale, IL 60521
630-323-4404

Drive-thru
130 West Chestnut
Hinsdale, IL 60521
630-655-8025

Clarendon Hills Bank
200 West Burlington Avenue
Clarendon Hills, IL 60514
630-323-1240
www.clarendonhillsbank.com

ATM Drive-thru
5 South Walker Ave
Clarendon Hills, IL 60514

The Community Bank of Western Springs
1000 Hillgrove Avenue
Western Springs, IL 60558
708-246-7100
www.communitybankws.com

Riverside Bank
17 E. Burlington
Riverside, IL 60546
708-447-3222
www.bankriverside.com

NORTH SHORE COMMUNITY BANK & TRUST COMPANY www.nscbank.com

Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
847-853-1145

Drive-thru
720 12th Street
Wilmette, IL 60091

4th & Linden Walk-up
351 Linden Ave
Wilmette IL 60091

Glencoe Locations
362 Park Avenue
Glencoe, IL 60022
847-835-1700

Drive-thru
633 Vernon Avenue
Glencoe, IL 60022

Winnetka
576 Lincoln Ave
Winnetka, IL 60093
847-441-2265

Skokie Locations
5049 Oakton Street
Skokie, IL 60077
847-933-1900

New South Facility
(opening spring of 2003)
7800 Lincoln Avenue
Skokie, IL  60077
847-933-1900

LIBERTYVILLE BANK & TRUST COMPANY
www.libertyvillebank.com

Libertyville Locations
Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
847-367-6800

Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
847-247-4045

South Libertyville
1167 South Milwaukee Avenue
Libertyville, IL 60048
847-367-6800

New South Facility
(opening summer of 2003)
1200 South Milwaukee Avenue
Libertyville, IL  60048
847-367-6800

Wauconda Community Bank Locations
Main Bank
495 West Liberty Street
Wauconda, IL  60084
847-487-2500
www.waucondabank.com

Drive-thru
1180 Dato Lane
Wauconda, IL  60084
847-487-3770

BARRINGTON BANK & TRUST COMPANY
www.barringtonbank.com

Barrington Locations
Main Bank
201 S. Hough Street
Barrington, IL 60010
847-842-4500

Mortgage Department
202 S. Cook Street
Barrington, IL  60010
847-842-4674

Community Advantage
202 S. Cook Street
Barrington, IL  60010
847-842-7980
www.communityadvantage.com

Hoffman Estates Community Bank
1375 Palatine Road
Hoffman Estates, IL   60195
847-963-9500
www.hecommunitybank.com

CRYSTAL LAKE BANK & TRUST COMPANY
www.crystallakebank.com

Crystal Lake Locations
Main Bank
70 N. Williams Street
Crystal Lake, IL 60014
815-479-5200

Drive-thru
27 N. Main Street
Crystal Lake, IL 60014

South Crystal Lake
1000 McHenry Avenue
Crystal Lake, IL 60014
815-479-5715

McHenry Bank & Trust
3322 West Elm Street
McHenry, IL 60050
815-344-6600
www.mchenrybank.com

Cary Bank & Trust
60 East Main Street
Cary, IL  60013
847-462-8881
www.carybank.com

NorthAmerican Aviation Finance
70 N. Williams St.
Crystal Lake, IL 60014
1-877-FLYMONEY
www.namaf.com

NORTHBROOK BANK & TRUST COMPANY
www.northbrookbank.com

Main Bank
1100 Waukegan Road
Northbrook, IL 60062
847-418-2800

WAYNE HUMMER INVESTMENTS, L.L.C.
www.whummer.com

300 South Wacker Drive
Suite 1500
Chicago, IL 60606
312-431-1700

810 South Waukegan Avenue
Lake Forest, IL 60045
847-482-8469

25 East First Street
Hinsdale, IL 60521
630-655-8485

200 East Washington St.
Appleton, WI 54911
920-734-1474

FOCUSED INVESTMENTS, L.L.C.
www.focusedinvestments.com

300 South Wacker Drive
Suite 1680
Chicago, IL 60606
312-431-1700

WAYNE HUMMER TRUST COMPANY
www.whummer.com

300 South Wacker Drive
Suite 1340
Chicago, IL 60606
312-431-1700

727 North Bank Lane
Lake Forest, IL 60045
847-234-2882

West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
847-615-4080

25 East First Street
Hinsdale, IL 60521
630-323-4404

720 12th Street - 2nd Floor
Wilmette, IL 60091
847-853-2093

201 S. Hough Street
Barrington, IL 60010
847-842-4500

1100 Waukegan Road
Northbrook, IL 60062
847-418-2800

WAYNE HUMMER ASSET MANAGEMENT COMPANY
www.whummer.com

300 South Wacker Drive
Suite 1340
Chicago, IL 60606
312-431-1700

FIRST INSURANCE FUNDING CORP.
www.firstinsurancefunding.com

450 Skokie Blvd., Suite 1000
Northbrook, IL 60062
847-374-3000

TRICOM, INC. OF MILWAUKEE
www.tricom.com

16866 W Lisbon Road
Menomonee Falls, WI  53051
262-509-6200

WINTRUST INFORMATION TECHNOLOGY SERVICES COMPANY
851 North Villa Ave.
Villa Park. IL 60181
630-516-4060

CORPORATE INFORMATION

PUBLIC LISTING AND MARKET SYMBOL
The Company's Common Stock is traded on The Nasdaq Stock Market(R) under the symbol WTFC. The stock abbreviation appears as "WintrstFnl" in the Wall Street Journal.

WEBSITE LOCATION
The Company maintains a financial relations internet website at the following location: www.wintrust.com

ANNUAL MEETING OF SHAREHOLDERS
May 22, 2003
Michigan Shores Club
911 Michigan Avenue
Wilmette, Illinois

FORM 10-K
The Form 10-K Annual Report to the Securities and Exchange Commission will be available to holders of record upon written request to the Secretary of the Company. The information is also available on the Internet at the Securities and Exchange Commission's website. The address for the web site is: http://www.sec.gov.

TRANSFER AGENT
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Telephone:        312-427-2953
Facsimile:        312-427-2879

CURRENT MARKET MAKERS WRITING RESEARCH ON WINTRUST FINANCIAL CORPORATION COMMON STOCK
     o    Howe Barnes Investments, Inc.
     o    FTN Financial Securities Corp.
     o    Raymond James & Associates
     o    RBC Capital Markets
     o    Stifel, Nicolaus & Company, Inc.
     o    U.S. Bancorp Piper Jaffray