Form 10-K, Exhibit 13
period 2003-12-31
WINTRUST FINANCIAL CORP
filed 2004-03-15
CIK 1015328

EXHIBIT 13

2003 Highlights — Another “Up” Year For Wintrust

Wintrust Financial Corporation
(compared to one year ago)

Earnings up 37%

Earnings per share up 24% (with additional shares)

Net revenue up 22%

Total assets up 28%

Total deposits up 25%

Total loans up 29%

Total equity up 54%

Net overhead ratio improved to 1.22%

Return on average assets up 7 basis points to 0.93%

Book value per common share up 32%

Successfully raised $46.1 million via a common stock offering

Successfully completed the acquisitions of:

- Lake Forest Capital Management

- Advantage National Bancorp, Inc.

- Village Bancorp, Inc.

Market price per common share up 44% at year-end

We have always had a policy of presenting our goals, objectives and financial results in an upfront manner to our shareholders. In this annual report, we are confirming our policy of reporting thoroughly the financial results, accounting policies and objectives of Wintrust Financial Corporation and our operating subsidiaries. We hope you enjoy the report.

Selected Financial Trends

2	WINTRUST FINANCIAL CORPORATION

Selected Financial Highlights

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share data)
Selected Financial Condition Data (at end of year):
Total assets	$4,747,398	$3,721,555	$2,705,422	$2,102,806	$1,679,382
Total loans	3,297,794	2,556,086	2,018,479	1,547,596	1,270,126
Total deposits	3,876,621	3,089,124	2,314,636	1,826,576	1,463,622
Notes payable	26,000	44,025	46,575	27,575	8,350
Subordinated notes	50,000	25,000	—	—	—
Federal Home Loan Bank advances	144,026	140,000	90,000	—	—
Long term debt — trust preferred securities	96,811	50,894	51,050	51,050	31,050
Total shareholders’ equity	349,837	227,002	141,278	102,276	92,947

Selected Statements of Operations Data:
Net interest income	$120,492	$98,128	$74,014	$61,000	$47,734
Net revenue	193,084	158,800	102,812	79,306	57,542
Net income	38,118	27,875	18,439	11,155	9,427
Net income per common share — Basic	2.11	1.71	1.34	0.85	0.76
Net income per common share — Diluted	1.98	1.60	1.27	0.83	0.73
Cash dividends declared per common share	0.16	0.12	0.093	0.067	—

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin	3.20%	3.34%	3.49%	3.66%	3.54%
Core net interest margin(1)	3.32	3.51	3.73	3.91	3.75
Non-interest income to average assets	1.76	1.89	1.24	0.99	0.66
Non-interest expense to average assets	2.98	3.30	2.83	3.12	2.65
Net overhead ratio(2)	1.22	1.41	1.59	2.13	2.00
Efficiency ratio(3)	63.52	66.41	63.66	72.33	68.63
Return on average assets	0.93	0.87	0.79	0.60	0.63
Return on average equity	14.36	14.76	15.24	11.51	11.58
Average total assets	$4,116,618	$3,212,467	$2,328,032	$1,853,582	$1,496,566
Average total shareholders’ equity	265,495	188,849	120,995	96,918	81,381
Ending loan-to-deposit ratio	85.1%	82.7%	87.2%	84.7%	86.8%
Average loans to average deposits ratio	86.4	88.5	87.4	87.7	86.6
Average interest earning assets to average interest bearing liabilities	109.68	109.86	109.35	107.24	106.96
Asset Quality Ratios:
Non-performing loans to total loans	0.72%	0.49%	0.64%	0.63%	0.55%
Non-performing assets to total assets	0.51	0.34	0.48	0.46	0.41
Allowance for loan losses to:
Total loans	0.77	0.72	0.68	0.67	0.69
Non-performing loans	107.59	146.63	105.63	107.75	126.10
Common Share Data at end of year:
Market price per common share	$45.10	$31.32	$20.38	$10.63	$10.17
Book value per common share	$17.43	$13.19	$9.72	$7.92	$7.06
Common shares outstanding	20,066,265	17,216,270	14,531,665	12,921,592	13,156,207
Other Data at end of year:
Number of:
Bank subsidiaries	9	7	7	7	6
Non-bank subsidiaries	7	7	3	3	3
Banking offices	36	31	29	28	24

(1)	The core net interest margin excludes the interest expense associated with the Company’s Long-Term Debt — Trust Preferred Securities.

(2)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(3)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenues (less securities gains or losses). A lower ratio indicates more efficient revenue generation.

2003 ANNUAL REPORT	3

To Our Fellow Shareholders,

Welcome to Wintrust Financial Corporation’s eighth annual report. And thank you for being a shareholder.

A Quick Overview-New Financial Records

2003 was another terrific year for our young organization and its growing family of companies. We have again achieved record growth in net income (up $10 million or 37%), assets (up $1.0 billion or 28%), deposits (up $787 million or 25%), loans (up $742 million or 29%), net revenue (up $34 million or 22%), and in spite of continuing record low interest rates, net interest income grew substantially (up $22 million or 23%). And once again Wintrust is one of the fastest growing financial services groups in the U.S. in terms of the rate of growth of both earnings and assets.

Improving Our Banking and Wealth Management Capabilities

In addition to these financial growth records, we also grew and improved our banking capabilities in a number of ways. In 2003, we successfully opened three new permanent banking facilities in north suburban Chicago—Cary Bank & Trust, North Shore Community Bank & Trust-Skokie and Libertyville Bank & Trust-South Libertyville. We also closed on two bank acquisitions, Advantage National Bank (ANB) and Village Bank and Trust (VB&T). ANB, with facilities in Elk Grove Village and Roselle, and VB&T, with facilities in Arlington Heights and Prospect Heights, give us instant access to four strong banking markets in the northwest Chicago corridor.

We have also made some very good progress on the wealth management side of our business. We closed on the acquisition of Lake Forest Capital Management which added valuable client assets, as well as some very experienced money manager talent. We also made some additional personnel moves to strengthen our management team.

In September, to support ongoing growth and to accommodate the prospects for continued expansion, we raised our capitalization level and completed the sale of 1,377,108 shares, including the underwriters’ over-allotment option, of common stock in connection with the Company’s underwritten public offering. The offering was priced at $35.80 per share, and all of the shares were newly issued. Net proceeds to the Company from the sale, after deducting the underwriting discount and estimated offering expenses, were approximately $46.1 million. As a result of this capital offering, earnings, additional subordinated debt resources and the issuance of additional trust preferred securities, Wintrust added approximately $183 million of regulatory capital in 2003. The additional capital adds significant strength to our balance sheet and positions us well for future growth.

Overall, 2003 was a very good year for Wintrust. And the marketplace agrees. Our stock price increased 44% in 2003 on top of a 54% increase for the previous year.

Some Thank You’s Are In Order

As we have done every year in this report, it’s most appropriate to start off by thanking all of our dedicated employees who continue to provide our customers and clients with the best service around, bar none. And a heartfelt thank you to our management teams. Without

4	WINTRUST FINANCIAL CORPORATION

your leadership, commitment, and team building, Wintrust would not be nearly as profitable or respected in the marketplace.

We’d also like to thank our customers—banking, investment, trust, premium finance, employment agencies—for trusting us to assist them with their financial affairs. And a thank you to our more than 100 directors of Wintrust Financial Corporation and its subsidiaries for their sage advice and community contacts. And finally we’d like to thank our shareholders, for keeping us focused on what we do best—profitably growing our franchises by delivering our hands-on brand of superior customer service and products uniquely positioned to meet consumer needs.

Come a Long Way, Still a Ways To Go

It’s amazing how far we have come since December 27, 1991, when we started with a single community bank and twelve total employees in a temporary facility on Western Avenue in Lake Forest. In that short twelve years, we have now grown to nine individually chartered community banks with 36 total banking facilities in the Chicagoland area, four wealth management companies (Wayne Hummer Investments [WHI], Wayne Hummer Asset Management Company [WHAMC], Wayne Hummer Trust Company, [WHTC] and Focused Investments [FI]) with six locations in the Midwest, and three additional companies (FIRST Insurance Funding Corp. [FIRST], Tricom, Inc. [Tricom] and Wintrust Information Technology Services [WITS]) that provide earning assets and other services to the Wintrust banks. That’s sixteen young growing companies and over 1,000 dedicated employees that make up the Wintrust Financial Corporation team.

So Where Are We Going?

In 2004, we are investing aggressively in new banking and wealth management capabilities.

12 Year Overview
Total Assets (in Billions)
Diluted EPS
2000
2001
2003
1991 - Lake Forest Bank & Trust
1993-Hinsdale Bank & Trust
1994-North Shore Community Bank & Trust
1995-Libertyville Bank & Trust
1996-Barrington Bank & Trust
1997-Crystal Lake Bank & Trust
1998-Wayne Hummer Trust Company
1999-Tricom, Inc. (acquisition)
2000-Northbrook Bank & Trust
2002-Wayne Hummer Companies (acquisition)
2003-Lake Forest Capital Management (acquisition)
Advantage National Bank (acquisition)
Village Bank and Trust - Arlington Heights (acquisition)
2004-Beverly Bank & Trust (in organization)

2003 ANNUAL REPORT	5

Land has been purchased and/or plans are being developed for nine new Illinois branch facilities including locations in Ravinia (Highland Park), Downers Grove, Gurnee, Buffalo Grove, Lake Villa, West Northbrook, Palatine, and the Sauganash neighborhood of Chicago, as well as a private banking branch located in our downtown Chicago Wayne Hummer offices. Additionally, in two current markets, we are adding a much requested drive-through to the Lake Bluff branch of Lake Forest Bank & Trust and we have begun construction on Highland Park Bank & Trust’s spectacular new permanent facility. We have also started construction on community bank #10, Beverly Bank & Trust Company, N.A. (BevB&T), on the southwest side of Chicago.

We have aggressive growth plans for Wayne Hummer as well. We are looking to continue to hire Financial Advisors into many of our banks and branches, as well as our downtown Chicago location. Our current model is working well—hiring very experienced brokers who are typically leaving larger multi-national investment firms and relish the opportunity to work locally for the more entrepreneurial Wayne Hummer group. To date we have five brokers in our community banks and are looking to bring the total up to 10-15 in 2004.

We also plan on expanding our Insured Bank Deposits™ Program by marketing a “retail” Certificate of Deposit product with up to $900,000 (soon to be $1,000,000 with BevB&T opening) in FDIC coverage. We also plan to offer a “wholesale” version of this proprietary multiple FDIC insurance sweep technology to area money managers and investment firms. The benefits to Wintrust are significant if we are able to bring these deposits into our banks to fund excess loans and make a larger spread than we can generate by selling these excess loans to outside financial institutions.

What Comes Next?

Please enjoy the remainder of our 2003 Annual Report, which highlights the following areas:

Page	Topic

7	Overall Financial Performance
10	Corporate Map
11	Update on Our Existing Bank Franchises
15	Update on Our Wayne Hummer Wealth Management Companies
17	Update on Our Other Strategic Companies
19	Growth and Earnings Strategies
27	The Brands We Market
28	Audited Consolidated Financial Statements
62	Management’s Discussion and Analysis
98	Leadership—Directors & Officers
106	Corporate Locations
108	Corporate Information

Summary

In summary, we continue to be pleased with the Company’s performance. 2003 was a very good year in terms of executing our strategy of balancing growth of the balance sheet with growth in earnings. We are excited about our opportunities in community banking, wealth management, and all of our other businesses.

Our biggest challenge as we grow is to continue to act “small” in terms of how we treat our customers. Small companies and small community banks, because they are closer to the end customer, traditionally have provided better customer service than larger ones, If we continue to act small and provide superior customer service, we will also continue to grow profitably.

We remain grateful for your support of our organization and are enthusiastic about making 2004 another “up” year for our company and our shareholders.

Thank you again for being a shareholder and supporting our business.

Sincerely,

John S. Lillard	Edward J. Wehmer	David A. Dykstra
Chairman	President &	Senior Executive Vice President &
	Chief Executive Officer	Chief Operating Officer

6	WINTRUST FINANCIAL CORPORATION

Overall Financial Performance

2003 was another strong year for our growing Company. Wintrust grew total assets in 2003 by $1 billion and increased earnings by 37%. This is on the heels of $1 billion in asset growth and 51% earnings growth in 2002. The Company increased shareholders’ equity by $123 million and regulatory capital by $183 million in 2003, adding significant strength to our balance sheet.

On a year-to-date basis, net income per diluted common share totaled $1.98 compared to the $1.60 reported in 2002, a 24% increase. The lower growth rate in the earnings per share as compared to net income was primarily due to the issuance of 1,377,108 shares of common stock at the end of September, 2003, the issuance of 670,875 shares of common stock at the beginning of October, 2003, for the acquisition of Advantage National Bancorp, Inc. and the issuance in early December, 2003 of 257,202 shares of common stock for the acquisition of Village Bancorp, Inc.

Fourth Quarter “Run Rate” Illustrates Future Growth Potential

As a relatively young organization that continues to aggressively grow both assets and earnings, looking at our “total year” results can understate our true potential. If we were to annualize the fourth quarter’s net income and project it out for 12 months, we would generate net after-tax income in 2004 of $43.7 million, before any improvement in performance. This would represent a 15% pro-forma increase in net income over 2003 results, before any expected improvement. If we were to factor in growth, which is reasonable given our track record and the continued maturation of our young franchise, we conclude that Wintrust Financial Corporation should have another impressive year in 2004.

Double Digit Compound Growth

In our seventh full year as a public corporation, we continue to make terrific progress on all fronts. Through our continued expansion, aggressive marketing efforts, and targeted acquisitions, we have been able to achieve something that few financial services groups around the country can claim—compound growth rates in assets, revenues and earnings that consistently exceed peer group. Our earnings are growing very quickly as our portfolio of community banks mature and we reap the benefits of being an asset-driven organization.

	Compound Growth Rates
	1 year	2 year	3 year	4 year	5 year
Total Assets	27.6%	32.5%	31.2%	29.7%	28.6%
Total Loans	29.0%	27.8%	28.7%	26.9%	27.6%
Total Deposits	25.0%	29.4%	28.5%	27.6%	25.8%
Total Revenue	21.6%	37.0%	34.5%	35.3%	33.9%
Net Income	36.7%	43.8%	50.6%	41.8%	43.6%
Diluted Earnings Per Share	23.8%	24.9%	33.8%	28.3%	32.2%

Performance Versus Goals

At Wintrust, we have always had a policy of presenting our goals, objectives and financial results in an up-front manner to our shareholders. We set aggressive goals and evaluate our performance versus those goals. Progressing towards these financial goals will make us a high performing company. In 2003, we made progress towards achieving some of these goals and expect continued improvement as our young franchises—the community banks and our other subsidiaries—grow, mature and integrate. Some highlights include:

2003 ANNUAL REPORT	7

Performance Measurements

	Our	Year ended 12/31,
	Goal	2003	2002	2001
Core Net Interest Margin(1)	4-4.5%	3.32%	3.51%	3.73%
Net Overhead Ratio	1.5 - 2.0%	1.22%	1.41%	1.59%
Return on Average Equity	20-25%	14.36%	14.76%	15.24%
Return on Average Assets	1.5%	0.93%	0.87%	0.79%
Earnings per Diluted Common Share		$1.98	$1.60	$1.27

(1)	By definition, our Core Net Interest Margin excludes the impact of interest expense associated with the Company’s Trust Preferred Securities offerings.

•	Our core net interest margin contracted 19 basis points in 2003 versus the prior year primarily due to compression of rates, our desire to maintain an asset-sensitive balance sheet, and the nature of community banking. We are, however, positioned for expected future rate increases;

•	Our net overhead ratio, a measure of operating efficiency, improved to 1.22% for the year, compared to 1.41% in 2002;

•	Return on average equity for 2003 stood at 14.4%, down slightly from last year’s 14.8% due to the issuance of additional shares. However, the additional shares raised equity that provides us with capital to continue our future growth, and;

•	Return on average assets improved to 0.93% for the year, compared to 0.87% for 2002.

Interest Margin and Other Income

The core net interest margin for 2003 was 3.32%, compared to 3.51% in 2002. The decline was due to a lower average loan-to-deposit ratio and depressed interest rates. Nevertheless, net interest income totaled $120.5 million for 2003, an increase of $22.4 million, or 23%, over 2002. Record historical low interest rates have resulted in a compression of our net interest margin. However, the Company’s balance sheet is positioned to benefit from higher interest rates.

We continue to execute our strategy of diversifying our revenue streams so we can weather any adverse economic conditions that may impact a section of our operating earnings. In 2003, our non-interest income grew to $72.6 million, an increase of 20% over the prior year. This growth was mainly a result of a higher level of fees from our wealth management business, fees from originating and selling residential mortgage loans into the secondary market, an increase in income from premium finance receivables which were sold to an unrelated third party, and enhanced fee income received from active management of our investment portfolio.

Asset Quality Better Than Peer Group

Your management understands that maintaining good credit quality is extremely important to overall profitability. Careful underwriting of loans and diversification of credit risks contribute to the low level of problem loans. We also work very hard to ensure that credits that do become problematic are worked tirelessly to minimize potential loss to our company. At December 31, 2003, non-performing assets totaled $24.1 million, or 0.51% of total assets, compared to year ago level of 0.34% of total assets. The increase in the level of non-performing assets is attributable to just a few large well collateralized credits in the process of collection for which management does not expect to incur any significant losses.

8	WINTRUST FINANCIAL CORPORATION

Successful Capital Offering

In September, we announced the closing of an underwritten offering of 1,197,486 shares of common stock at a price of $35.80 per share. We also granted the underwriters of the offering a 30-day over-allotment option to purchase up to an additional 179,622 shares, which was also exercised. Net proceeds, after commissions and costs, to the Company were approximately $46.1 million. RBC Capital Markets acted as lead manager of the underwriters for the offering and U.S. Bancorp Piper Jaffray Inc., Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated and Sander O’Neill & Partners, L.P. acted as co-managers.

The additional equity has helped to increase the liquidity of our stock in the marketplace and raised our market capitalization to nearly $1 billion. We are very pleased with the results of the offering. The additional capital was used to fund our recent acquisitions, to increase the capital at our existing banks, to pursue future growth opportunities (internal, additional de novo locations and possible acquisitions) and for general corporate purposes.

Dividend Payment Growing

In January and July of 2003, our Board of Directors approved a semi-annual cash dividend of $0.08 per share of outstanding common stock. These dividends were paid in February and August. This annualized cash dividend of $0.16 per share represented a 33.3% increase over the per share common stock dividends paid during 2002.

And in January 2004, our Board approved a semi-annual cash dividend of $0.10 per share of outstanding common stock. The dividend was paid on February 19, 2004 to shareholders of record as of February 5, 2004. This cash dividend, on an annualized basis, represents a 25.0% increase over the per share common stock dividends paid during 2003.

Although we have increased the dividend every year since we initiated payment of dividends, as a growing company we continue to retain approximately 90% of our earnings to fund future growth and to build our franchise. We also continue to consider a dividend reinvestment plan. The current dividend level is too small to make any such plan operationally efficient. However, such a plan is not out of the question if we are able to continue our precedent of increasing dividends in the future.

2003 ANNUAL REPORT	9

Corporate Map

Wayne Hummer
Appleton, WI
Tricom
Wisconsin
Lake
Illinois
McHenry
McHenry Bank & Trust
Lake Villa Community Bank
Gurnee Community Bank
Wauconda Community Bank
Libertyville Bank & Trust
Lake Forest Bank & Trust
Crystal Lake Bank & Trust
Cary Bank & Trust
Bank of Highwood- Ft. Sheridan
Buffalo Grove Bank & Trust
Highland Park Bank & Trust
Barrington Bank & Trust
First Insurance Funding Corp.
Northbrook Bank & Trust
Hoffman Estates Community Bank
North Shore Community Bank & Trust
Palatine Community Bank
Village Bank & Trust
Advantage National Bank
Kane
DuPage
Wayne Hummer Companies
Hinsdale Bank & Trust
Riverside Bank
Wayne Hummer Bank
The Community Bank of Western Springs
Community Bank of Downers Grove
Clarendon Hills Bank
Beverly Bank & Trust
Cook
Will
Main Bank
Branch Office
Drive-thru/Walk-up
Other Subsidiaries
Current Market Area
City of Chicago
Planned 2004 Bank/Branch Launches
94
90
290
88
355
55
294
80
57

10	WINTRUST FINANCIAL CORPORATION

Update On Our Existing Bank Franchises

Our Community Banks

In total we now have 36 banking facilities serving 27 suburban Chicago communities. Congratulations to each of our seven “home-grown” Wintrust community banks which all posted record levels in assets, deposits, loans and earnings in 2003. Also, we would like to extend a warm welcome to our newest community banking family members—Advantage National Bank and Village Bank and Trust-Arlington Heights. In recognition of the strong performance of our subsidiary management teams and board members, we are including a short update on their achievements in 2003 and plans for 2004.

Lake Forest Bank & Trust

Lake Forest Bank & Trust Company® (LFB&T), in operation for over 12 years, reached $1.09 billion in assets, an increase of $190 million, or 21%, over 2002, excellent growth from Wintrust’s most mature bank. LFB&T is now the 36th largest out of 305 banks in the Chicago Metropolitan Statistical Area (MSA) based on FDIC deposit market share for the 12 months ending June 30, 2003. LFB&T generated a 2.00% return on average assets in 2003.

LFB&T operates seven banking facilities in Lake Forest, West Lake Forest, Lake Bluff, High-wood and Highland Park. FDIC data as of June 30, 2003 indicated that LFB&T now has the #1 market share in deposits in Lake Forest and the #2 share in Lake Bluff. Bank of Highwood-Fort Sheridan®, a branch of LFB&T, maintains the #1 market share for their market as well.

We will be adding drive-through capabilities to our Lake Bluff facility. In addition, HPB&T has broken ground on their permanent facility and should be ready to re-locate in late 2004. Also, a site has been secured and construction is well underway for a facility serving the Ravinia area of Highland Park.

Hinsdale Bank & Trust

Hinsdale Bank & Trust Company® (HB&T) had a very good year as they celebrated their 10th anniversary of service in 2003. Total assets grew 16% in 2003 and now stand in excess of $745 million. Similarly, deposits grew a like amount and now total in excess of $600 million. This makes HB&T the 47th largest out of 305 banks in the Chicago MSA based on FDIC deposit market share for the 12 months ending June 30, 2003. Net profit grew 19%. HB&T operated with an efficient 1.28% net overhead ratio and generated a 1.14% return on average assets in 2003.

HB&T operates five banking facilities in Hinsdale, Clarendon Hills (Clarendon Hills Bank®), Western Springs (The Community Bank of Western Springs®), and Riverside (Riverside Bank®). As of June 30, 2003, FDIC data indicated that HB&T was the #2 bank in its original market area based on deposits.

To augment future growth we have embarked upon the opening of Community Bank of Downers Grove™. Construction of the temporary facility commenced in December and the branch was opened in March of 2004. Ground breaking for the permanent building will take place upon receipt of all municipal and regulatory

2003 ANNUAL REPORT	11

approvals. The excitement surrounding true community banking continues in the western suburbs of Chicago.

In 2003, the HB&T mortgage origination group closed in excess of 1,300 mortgage loans for our local residents. Similarly, the group of lenders that service independent mortgage bankers aided in over 17,000 home mortgage related closings. Also, the consumer-lending group originated $96 million of automobile financing in 2003 while maintaining a loan delinquency rate well below 1%. Asset quality remains extremely strong. At year-end “non-performing” loans at HB&T totaled slightly less than 0.25% of total loans, an enviable statistic.

North Shore Community Bank & Trust

Nine year old North Shore Community Bank & Trust Company® (NSCB&T) is rapidly approaching $1 billion in assets by reaching $870 million in assets in 2003. NSCB&T has grown to the 41st largest out of 305 banks in the Chicago MSA based on FDIC deposit market share for the 12 months ending June 30, 2003. NSCB&T operated with a respectable 1.23% net overhead ratio and generated a 0.62% return on average assets.

In 2003, NSCB&T opened its spacious new permanent facility with a drive-through in Skokie. NSCB&T operates seven banking facilities in Wilmette, Winnetka, Glencoe, and Skokie. NSCB&T is the #1 bank in its initial market area, Wilmette, and #2 in Glencoe according to FDIC data for the 12 months ending June 30, 2003.

On the slate for 2004 are new branches in the Sauganash neighborhood of Chicago and downtown Chicago (Wayne Hummer Bank). Wayne Hummer Bank will be located at Wayne Hummer’s Chicago facility, where remodeling is scheduled to be finished in the second quarter of 2004. Also, NSCB&T is currently looking into an expansion or rehab of their original Wilmette facility.

Libertyville Bank & Trust

Libertyville Bank & Trust Company® (LB&T), which opened in October 1995 reached $587 million in assets in 2003, an increase of $108 million over 2002. LB&T has climbed to the 62nd largest out of 305 banks in the Chicago MSA based on FDIC deposit market share for the 12 months ending June 30, 2003. The Bank operated with an efficiency ratio of approximately 50% and net overhead ratio of 1.12%, contributing to a 0.97% return on average assets.

LB&T operates five banking locations—three in Libertyville and two in Wauconda (Wauconda Community Bank®). We’re proud to say, that in both communities, the Bank is the #1 bank in town according to FDIC deposit data ending June 30, 2003. In August, LB&T opened its permanent South Libertyville Banking Facility and received approval to open two new banking facilities in 2004 in the towns of Gurnee and Lake Villa.

Barrington Bank & Trust

During 2003, Barrington Bank & Trust Company® (BB&T) and its branch, Hoffman Estates Community Bank® (HECB) surpassed two significant milestones—one-half billion dollars in total assets and one-half billion dollars in total deposits. According to FDIC deposit data as of June 30, 2003, BB&T is currently #2 in market share in Barrington and HECB has moved up to #3 in Hoffman Estates, as well as being the 65th largest out of 305 banks in the Chicago MSA. BB&T operated with a 1.20% net overhead ratio, and generated a 0.96% return on average assets. BB&T is in the process of planning a new branch location in the Palatine, Illinois area and plans to begin construction on their additional downtown Barrington facility in 2004.

12	WINTRUST FINANCIAL CORPORATION

This impressive growth is attributed to the bank’s continuing efforts to be a true community player. By actively leading and supporting numerous community not-for-profit organizations, becoming the “bank of choice” for the local municipalities, townships and fire districts, and most importantly by hiring employees that live in the communities we serve, BB&T and HECB’s names have become synonymous with community banking.

Continuing efforts to provide superior products and services to customers have resulted in two lending niches that are fast becoming market leaders in their respective industries. Credit relationships with residential homebuilders in 2003 resulted in providing construction financing to fifteen local area home builders. Community Advantage® is the market leader in providing cash management and credit services for condominium, town home and homeowners associations and the professional management companies that serve them. Furthermore, the experienced group of commercial lenders has provided commercial customers with loans from $25,000 to in excess of $25.0 million to finance working capital, equipment, acquisitions, and commercial and retail development.

With the addition of a Wayne Hummer office, BB&T is providing customers with access to expert investment, trust and asset management advice. The success rate in attracting investment relationships has contributed to overall performance in 2003.

Crystal Lake Bank & Trust

Crystal Lake Bank & Trust Company® (CLB&T) continued its penetration into McHenry County with five full service facilities in Crystal Lake, McHenry and Cary. At December 31, 2003, assets totaled in excess of $425 million, making CLB&T the third largest and fastest growing bank in McHenry County. As of June 30, 2003, CLB&T ranked #2 in deposits in Crystal Lake and #90 out of 305 banks in the Chicago MSA according to June 30, 2003 FDIC deposit data. CLB&T operated with a 1.34% net overhead ratio, and generated a 0.59% return on average assets.

Cary Bank & Trust®, which launched with a temporary facility in January and then opened its beautiful permanent facility with a drive-through in September, has generated deposits of $47.1 million after only 11 months.

CLB&T’s aircraft lending niche, marketed as NorthAmerican Aviation Finance® (NAMAF), ended the year with loans totaling $33 million. During 2003, NAMAF established strategic alliances with several general aviation manufacturers. NAMAF is well on its way to establishing itself nationally as a preferred provider of financing to piston-powered aircraft owners.

2003 ANNUAL REPORT	13

Northbrook Bank & Trust

With year-end total assets of nearly $255 million, Northbrook Bank & Trust Company® (NB&T) continues to be one of the fastest-growing de novo banks in Illinois. Based on total deposits, the bank has grown to be the second largest in town in less than three years and has grown to the 135th out of 305 banks in the Chicago MSA according to June 30, 2003 FDIC deposit data. In 2003, NB&T more than doubled its return on average assets from a year ago to 0.77%. This return, along with 1.15% net overhead ratio represents an impressive start for one of Wintrust’s younger community banks.

To foster new growth, NB&T has identified a site in Buffalo Grove for its first new branch, Buffalo Grove Bank & Trust™, expected to be opened in 2004.

Advantage National Bank

Advantage National Bank™ (ANB), which officially joined the Wintrust community bank family in October, began its life as a de novo bank in January of 2001. During 2003, Advantage produced its first profitable year, driven by an increase in assets to approximately $150 million. The loan demand was evident in the loan-to-deposit ratio of 89%, and an overall increase by 57% year-over-year of the loan portfolio.

Advantage operates two facilities, a main location in Elk Grove Village and a branch location in Roselle. As a community bank with Wintrust’s support, 2004 plans call for substantial growth of deposits and loans, the introduction of Wayne Hummer wealth management services, and the identification of another branch location for launch in early 2005.

Village Bank and Trust — Arlington Heights

Village Bank and Trust — Arlington Heights™ (VB&T), joined the Wintrust community bank family in December 2003, and will be celebrating its 9th anniversary in May 2004. VB&T reached $99 million in assets, an increase of 39% from 2002. VB&T efficiently operated with 2.41% net overhead ratio, and generated a 0.54% return on average assets in 2003.

VB&T currently operates two banking facilities in the attractive northwest suburbs of Chicago—Arlington Heights and Prospect Heights—and is actively scouting other potential branch locations. Now with the support of Wintrust marketing, technology, and other services, we look for strong growth from VB&T in a market area that is dominated by big banks. Watch out big banks, here comes VB&T!

14	WINTRUST FINANCIAL CORPORATION

Update On Our Wayne Hummer Wealth Management Companies

Wayne Hummer Investments

Even though the business environment in 2003 remained challenging for Wayne Hummer Investments® (WHI), the firm’s performance in the second half of the year improved dramatically over the first six months. This should set the stage for continuing improvement leading to a stronger 2004.

A number of improvements have been or are being made to our broker/dealer subsidiary. Construction has begun at their downtown location to better facilitate WHI’s space needs. Wayne Hummer also has a new unified marketing “look” including a new set of brochures, in-bank kiosks, website, as well as a CD ROM video.

In 2003, Wayne Hummer continued staffing Wintrust banks with Financial Advisors to provide wealth management services to customers of those banks. Those Financial Advisors worked with bank employees cross selling investment and planning services resulting in valuable additional services being provided to the banks’ customers.

WHI’s Chief Economist, William Hummer, has been prominently quoted and sought out in the national media for his opinions on the current and future performance of the economy and its effect on the financial markets. This media attention will increase the public knowledge of WHI and its credibility.

Focused Investments

Focused Investments™, a wholly owned subsidiary of Wayne Hummer Investments, provides a full range of investment and financial solutions to clients through a network of community-based financial institutions in the Midwest.

In 2003, Focused Investments targeted new prospects through an aggressive marketing campaign. Gross profits increased by over 21% and Focused’s client base increased 17% for the year. Focused will continue to explore new markets in 2004.

Wayne Hummer Trust Company

Wayne Hummer Trust Company® (WHTC) increased assets under management by nearly $135 million in 2003. In January, the Trust Company began offering administrative services in its Chicago office. WHTC successfully converted to a new accounting and operating system that will improve its reporting capabilities and allow it to provide a broader range of client services.

WHTC continues to develop innovative new products and services. For example, in December, the firm introduced a donor advised fund called Generations in Giving™. This program developed in cooperation with the Chicago Community Trust, allows an individual to create a charitable fund. The donor and his or her family may then participate in the distribution of fund assets over time including designating the charities that will benefit from the fund and the

2003 ANNUAL REPORT	15

amount they will receive. Donor advised funds are often seen as a more efficient alternative to a private foundation.

Wayne Hummer Asset Management Company

Wayne Hummer Asset Management Company® (WHAMC) is a registered investment advisor which provides investment advisory and discretionary asset management services to individual and institutional clients throughout the Midwest. Together, WHAMC & Lake Forest Capital Management’s (LFCM) non-money market assets under management increased 78% in 2003. Much of this increase resulted from the February acquisition of LFCM, which became a division of WHAMC. LFCM added significant portfolio management expertise to WHAMC and strengthened the firm’s market presence in the north shore suburbs of Chicago.

Also contributing to growth was a media relations campaign that began in March. Through this program, commentary by Wayne Hummer investment professionals was carried by national and regional financial and business publications including the Wall Street Journal, Forbes, Investors Business Daily and USA Today. In addition, Wayne Hummer portfolio managers made over a dozen appearances on such national broadcast outlets as CNBC, CNNfn, and Bloomberg.

Money market assets declined during 2003, as a result of Wayne Hummer Investments changing its principal sweep vehicle from the Wayne Hummer Money Market Mutual Fund to the Wayne Hummer Insured Bank Deposits™ (“IBD”) Program. Over $365 million (as of 2/29/04) was in the IBD program, with its funds deposited at Wintrust’s community banks. The funds in the IBD program benefit Wintrust as the deposits help to fund profitable loan growth. As a result of funds being deposited into the IBD program, the Wayne Hummer Money Market Fund was liquidated in the fourth quarter.

Wayne Hummer Bank

As mentioned earlier, we are launching Wayne Hummer Bank (WHB), a branch of North Shore Community Bank & Trust Company. Located in the downtown Chicago Wayne Hummer offices, WHB will offer private banking and lending services to Wayne Hummer clients and other downtown prospects.

16	WINTRUST FINANCIAL CORPORATION

Update On Our Other Strategic Companies

FIRST Insurance Funding Corp.

Preparing for the possible soft insurance market, FIRST Insurance Funding Corp.® (FIRST) expanded its sale force and marketing initiatives. FIRST added sales people in California and the East Coast, while pursuing an aggressive marketing strategy in the Midwest and Southwest. These efforts helped FIRST increase its core group of insurance agencies by almost 300.

These new agencies, coupled with the continued loyalty of FIRST’s current agency customers, allowed FIRST to reach a new record of $2.3 billion in premium finance volume, a 31% increase over 2002. This is FIRST’s seventh consecutive year of better than 30% annual growth.

Even with this growth, FIRST’s Asset Management Team continued to reduce the number of FIRST’s cancelled accounts, reducing it to less than two percent of outstandings. This is the lowest FIRST’s cancellations have been in its history and one of the lowest in the industry. With this, FIRST watched its loan charge-offs decrease by a third while outstandings increased by 25%.

All of this growth occurred while FIRST Credit Committee and Agency Services department continued to improve underwriting standards and asset quality while enhancing the protection of FIRST’s collateral with continuous reviews and policy verifications.

2003 also saw FIRST’s continued commitment to technology and automation with the expansion of FIRST’s on-line quoting and reporting, and the further automation of FIRST’s operations and cash management processes.

FIRST enters 2004, with plans to aggressively continue adding to its core insurance agency base. FIRST does this with the goal of becoming the fourth largest premium finance company in the country. FIRST should reach this level with its unparalleled customer service and commitment to agency and asset quality.

Tricom

Tricom Funding, which celebrated its fourth year as a Wintrust family member, maintained a net revenue contribution to the company of $7.8 million and a net income contribution of $1.6 million, good results considering the negative impact a soft economy has on the temporary help business.

Tricom’s acquisition of a competitor’s customer base in January 2003, proved to be extremely advantageous, adding $1.0 million in net revenue with projections of adding $1.2 million in 2004. The success of acquisitions like this will be a focus for Tricom in 2004, as competitors react to the strain of a slowly recovering economy by significantly slashing their rates, resulting in compressed profitability.

2003 ANNUAL REPORT	17

Wintrust Information Technology Services (WITS)

During 2003 WITS made increases to management staff to allow for quality control and service development. We added a Banking Services Manager and reassigned responsibilities to allow for a higher level of attention to the services we provide the banks. Additionally, we are now able to provide business development support in the lockbox service area.

WITS made a number of improvements to our on-line banking products and services. On-line banking security was enhanced by allowing for a higher level of complexity in passwords used by our customers. i-BusinessBanking™ services were added to our list of offerings available to commercial banking customers. i-BusinessBanking provides 24-hour access to an extensive array of account information and cash management tools. This will allow businesses to manage their finances more efficiently and further enhance their control of company funds, helping to maximize profitability.

E-mail statement services were added to our list of offerings available to banking customers. The service allows us to offer the customer an electronic statement instead of a paper statement, including images. The electronic statement will be made available to the customer via e-mail within 24 hours after the statement date.

In 2003, we converted to an improved teller system to better service our banking customers. This is a more robust and reliable system for one of the most important functions within our banks.

In the fall of 2003, staff was increased to allow for a higher level of information security, through the creation of the WITS Control Group. This group is responsible for monitoring activity on our banking network to further insure that our customers’ information is secure. Additionally, this group will allow us to provide a high level of segregation of duties within our banks by removing key security functions from the banks and allowing them to provide authorization and monitoring of these activities. Over the years as this area grows it will take on an increasing role in security planning and monitoring to provide the highest practical level of customer information security.

18	WINTRUST FINANCIAL CORPORATION

Growth and Earning Strategies

Growing Both Earnings and Assets

Stifel, Nicolaus & Company, a respected market maker, publishes quarterly data for over sixty bank holding companies they regularly track. Their most recent analysis once again ranks Wintrust’s five year annual compound growth rate in earnings per share performance in the top two of those bank holding companies that they track.

And how do we generate both growth and earnings increases of this magnitude? By setting aggressive goals for our banks, including growing each bank’s assets by $50-$75, increasing ROA by 10-20 basis points, and positioning the balance sheets for improvement in net interest margin in the event of overall rate increases. And by executing our unique strategic plan that builds our brand franchises faster and more profitably than our competitors. And never, ever forgetting that the most important thing we do is deliver superior customer service. This recipe which balances growth and earnings also builds shareholder value and creates an earnings multiple that outshines most other bank groups our size. This success can be traced back to our de novo community bank roots.

Profitable Growth Strategies

Three primary strategies are the “building blocks” that provide the framework for Wintrust’s strong growth and earnings:

1.	Building a base of community banks on a de novo basis or by acquisition;

2.	Expanding distribution, products, and additional expertise of wealth management services;

3.	Developing asset niches and other income generators to fuel growth.

Building Strong Community Banking Franchises

Wintrust has seven banks and 32 facilities that were de novo launches over the last twelve years and two banks and four facilities that were added by acquisition in 2003. We are now the fifth largest Illinois-based bank group in the Chicago MSA and have leadership share positions in all of our mature de novo bank markets. According to FDIC data as of June 30, 2003, we also have the second highest number of individual bank charters for a single holding company in Illinois.

Deposit
	De Novo	Market
	Wintrust	Share
Bank	Opening	Rank*

1. Lake Forest Bank & Trust	12/91	1 (out of 8)
2. Hinsdale Bank & Trust	10/93	2 (out of 12)
3. North Shore Community Bank & Trust	09/94	1 (out of 9)
4. Libertyville Bank & Trust	10/95	1 (out of 7)
5. Barrington Bank & Trust	12/96	2 (out of 8)
6. Crystal Lake Bank & Trust	12/97	2 (out of 13)
7. Northbrook Bank & Trust	11/00	2 (out of 12)

*FDIC deposit market share as of June 30, 2003

2003 ANNUAL REPORT	19

We have generally been able to grow our newer banks at relatively the same strong rate as we grew our initial banks. That is because we use a proven strategic “recipe” for starting and growing each of our banks.

Those bank growth strategies include:

•	Decentralized Management Structure That Allows For Local Decision Making. Wintrust’s decentralized operating and management structure is one key factor in our ability to deliver better banking products and service. A community bank needs local roots and local decision making to deliver on this premise. That is one critical difference that separates us from the big regional or national banks (and even some large “community banks”). Most banks have one standard product line and make decisions on a more global level that are not always in the best interest of serving local customers. We don’t. We provide solutions that better meet the local needs of our customers. Our unique and separate operating structure also makes it very hard for a systemic problem to significantly impact our performance.

We also give our banks profit responsibilities and the authority to make decisions locally. That local decision making structure results in customized products, sharper pricing, quicker decisions, more community involvement, and better customer service. And because we give our management teams the autonomy to really run their banks like small bank holding companies, we are able to attract the best and most entrepreneurial bankers in the area while maintaining exceptional retention rates.

•	Best Customer Service, Bar None. At the end of the day, superior customer service is what really separates us from our competition. A customer might come to us because of a certain product or an attractive price, but they stay with us because of our service. Our community bankers treat their customers like the friends and neighbors they are. Banking the way it used to be.

•	Position Our Banks and Branches As Real Community Banks. We brand most of our banks after the local community, and brand our branches differently after their local communities. For example, Hinsdale Bank & Trust, whose main bank is located in Hinsdale, Illinois, named its Clarendon Hills branch, Clarendon Hills Bank, its Western Springs branch, The Community Bank of Western Springs, its Riverside branch, Riverside Bank and its recently opened Downers Grove branch, Community Bank of Downers Grove. And while they are all technically branches of HB&T, we operate them as independ-

20	WINTRUST FINANCIAL CORPORATION

ently as possible. That’s because people like to bank with a local institution that understand its needs. And it doesn’t stop with just the bank name. Our community bankers are actively involved in their communities and local organizations.

•	Aggressive Introductory Marketing To Gain Household Penetration and Market Share. When we launch a new bank or branch, we are very aggressive with marketing programs designed to acquire new customers. We use bundled checking products and attractively priced Certificates of Deposit to wrestle customers away from the big banks. And then we cross sell them additional products and services over time. Our desire is to gain the #1 or #2 market share in short order. The earnings performance of our young banks is also enhanced as our banks mature and grow into their infrastructure.

•	Defend Our Home Turf. You may have read that the Chicago area has been targeted by a number of out-of-state big banks as a prime banking opportunity. While their aggressive marketing has the current Chicago big banks fighting it out, we at Wintrust relish the competition.

One of our tenets is that we will let no one beat us in our markets. We have worked too hard to build these franchises and will aggressively defend our turf. We will continue to attack the big banks in our marketing and position them all as the profits-instead-of-customer-service operations that they really are. We are well-positioned as the only real option to these big banks—the local community bank that really cares about its customers and tailors its products and services to meet their local needs.

•	Entertaining “David versus Goliath” Anti-Big Bank Marketing. We have succesfully grown our community bank franchises from zero to over $4.7 billion in assets in only 12 years. We have accomplished this by repositioning the big banks as the villain whose only interest is profits. And positioning us as the one bank that really has the best interest of its customers at heart.

We execute this marketing strategy through a variety of entertaining, tongue-in-cheek, humorous “shots” at the big banks. For example, a recent Wall Street Journal article noted ”...bigger banks also frequently charge bigger fees. In its most recent annual report to Congress on banking fees and services, the Federal Reserve noted that banks doing business in mul-

2003 ANNUAL REPORT	WINTRUST FINANCIAL CORPORATION 21

tiple states charged ‘significantly higher fees’ than single-state banks ...” Hmmm, seems like a perfect topic for one of our anti-big bank ads! Needless to say, we enjoy poking fun and taking market share from our big bank competitors.

We have also been able to continue to grow our mature banks by adding de novo branches in new markets and continuing to improve market penetration in existing markets. We fully expect that our young banks will follow the same improving trend lines (assets, revenues, and earnings) as their more mature siblings. We will also continue to add new banks in high opportunity markets, either on a de novo basis or by acquisition, depending on the economics. Our new acquisitions have already began to utilize our aggressive marketing approach in 2004, and should be able to grow penetration and market share accordingly.

Expanding Distribution of Wealth Management Services

Our second “building blocks” strategy is the aggressive expansion of wealth management services across the Chicagoland area. In 2002, we acquired the venerable Wayne Hummer brand. Founded in 1931, Wayne Hummer Investments is one of Chicago’s oldest and most respected brokerage firms. Through WHI, WHAMC and WHTC, we now are able to offer a full array of wealth management services, including retail brokerage, managed investments, mutual funds, trust services, annuities, insurance and a wide array of other financial services products. Offering these services to our bank customers, many of whom have sizeable investments elsewhere, is a tremendous opportunity for Wintrust.

We spent 2003 building the systems, marketing and sales infrastructure for future Wayne Hummer expansion. In addition to production facilities in downtown Chicago, Illinois and Appleton, Wisconsin, we have added Wayne Hummer Financial Advisers to offices in the following bank locations—Barrington, Hinsdale, Lake Forest, and West Lake Forest. In 2004 we are ready for aggressive expansion, including expanded distribution of wealth management services via our community bank network and expansion of our downtown Chicago facility.

Our marketing strategy calls for building Wayne Hummer brand awareness and brand equity, so that when prospects are introduced to the brand, they are more likely to consider us. We will accomplish this through a unified branding strategy, Chicago-wide advertising which is starting in 2004, and a nation-wide public relations program which was begun in 2003. To date we have been very successful generating national print and cable television PR exposure for Wayne Hummer.

We are having good success hiring very experienced brokers from competitive firms. These new brokers have established client followings and will be our key customer contact for selling not only our brokerage services, but trust and asset management as well. This creates a fully unified sales and service approach. These new brokers will work along side our current trust and asset management staff and thereby form a full service Wayne Hummer team at each of our banks. We have built this full service team approach into our downtown Wayne Hummer structure as well.

22	WINTRUST FINANCIAL CORPORATION

We are also working hard to take advantage of other synergies that occur from a bank owning a wealth management firm. We have brought in low cost Wayne Hummer money market funds into our Insured Bank Deposits program. This program provides Wintrust with additional low cost funds that can be invested in earning assets at our banks which affords us a much larger spread than the fees made by leaving it in the money market fund. And Wayne Hummer clients benefit with higher interest rates and FDIC coverage of up to $900,000 (soon to be $1,000,000). In addition, we are intending to offer a wholesale version of this proprietary multiple FDIC insurance sweep technology to other asset managers.

Developing Asset Niches and Other Income Generators

Our third “building blocks” strategy is the development of asset niches and other income generators. Experience tells us that the typical community bank can generate loans from local consumers and small businesses that represent about 60% of their lending capacity without compromising credit quality. That’s because in most suburban communities, there are more consumer and small business deposit opportunities than there are loans. Most community banks can’t overcome this limitation and are unable to grow beyond a certain size.

We augment our community banks’ loan portfolios with non-traditional earning assets generated by our specialty earning asset niches. This not only allows us to improve the profitability of our community banks by optimizing their earning asset base, but also allows them to diversify their loan portfolios. We have developed non-traditional bank loans and also operate non-bank financial services companies. Asset niches account for roughly one-third of our portfolio, while core loans represent the other two-thirds. The following asset niches and other income sources are the “fuel” that helps us continue our strong growth:

Banking Asset Niches

•	Mortgage warehouse lending (HB&T)

•	Indirect auto lending (HB&T)

•	Condominium and association lending (Community Advantage-BB&T)

•	Small craft aviation lending (NorthAmerican Aviation Finance-CLB&T)

•	Medical and municipal leasing (MMF Leasing-LFB&T)

2003 ANNUAL REPORT	23

Non-Bank Asset Niches

•	Commercial premium finance lending (FIRST Insurance Funding)

•	Temporary staffing industry financing (Tricom)

FIRST Insurance Funding Corp. is one of the largest commercial insurance premium finance companies operating in the United States. Tricom, Inc. of Milwaukee provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States.

The Benefits Of Being “Asset Driven”

In 2003, we again accomplished our objective of being an “asset driven” organization, generating more loans than we needed. That’s one of the benefits of having additional asset generators and is beneficial to the Company for the following reasons:

•	To increase our overall profitability by providing additional income through loan sales. In 2003, we sold approximately $274 million of excess premium finance receivables to an unrelated financial institution. We anticipate continuing this practice in the future to the extent that excess loans continue to be generated;

•	To increase our overall profitability in the future by generating an interest spread on the additional deposits created by our Insured Bank DepositsTM program. These additional earning assets will also be profitable sources of future interest income, and to the extent we have the future liquidity, capital and opportunity to absorb these excess loan volumes, we could maintain the excess premium finance receivables on our books at even higher profit levels;

•	To fund more aggressive growth and better defend ourselves against competition. Excess loan volume allows us to immediately invest any new deposit dollars in loans that have higher interest rates than alternative short-term investments. This allows us be more aggressive in markets where we want to increase market share or defend our turf against a new big bank competitor, because we can generate sufficient higher yielding assets to invest these new deposits; and

•	To diversify our asset mix into various different loan types, thereby reducing any concentration of credit risk.

Acquisitions Play A Strategic Role

We made three acquisitions in 2003—Lake Forest Capital Management, Advantage National Bancorp, Inc., and Village Bancorp, Inc. These acquisitions were made to strategically strengthen our wealth management business, add additional fee generation, and provide us entry into a number of good banking markets that were already being served by these community banks.

We continue to evaluate additional acquisition opportunities for Wintrust in three primary areas—banking, wealth management, and asset and fee income generators. As our stock price rises and our “currency” becomes more valuable, acquisitions become a more viable avenue for future growth and enhanced shareholder value. Your management team and Board of Directors are dedicated to being disciplined with regard to pricing potential acquisitions to be accretive to earnings per share. We will keep evaluating potential acquisitions and will update you on our progress.

We are frequently contacted by Illinois, Indiana and Wisconsin community banks with the goal of partnering with us by merging their community-based bank or branches into the Wintrust family of banks. As we have

24	WINTRUST FINANCIAL CORPORATION

said in the past, Wintrust is a logical partner for many smaller community banks because of the liquidity and value-added operational benefits we could bring, and the fact that we do allow the bank to continue to operate locally with their own name and management team.

We also continue to look at other wealth management acquisitions that will supplement this important fee generator. And we look to add earning asset niches or related fee income generators, either as start-up operations or through acquisition. This type of growth will add diversified earning asset and fee-based business niches to supplement Wintrust’s banking revenues.

Technology, the Great Equalizer

Wintrust is a big believer in investing in technology to improve our services and operating efficiency. Quickly incorporating technological innovations has allowed Wintrust to compete with the big banks and investment firms. Here are our key technology initiatives for 2004:

•	Market i-businessbanking.com™-improved on-line business banking services;

•	Update bank web sites—improve navigation and format;

•	Rollout a new telecommunications system for superior customer service;

•	Introduce improved retail lock box;

•	Improve optical reports and internal print reduction;

•	Improved item capture efficiencies;

•	Introduce wholesale and retail Insured Bank Deposits and MaxSafe® Sweep Account which can provide investment level returns and up to $1,000,000 in FDIC coverage once our 10th bank is opened;

•	Introduce a new Wayne Hummer cash management account, and;

•	Rollout an internal Intranet for Wintrust employees.

Corporate Governance

Wintrust has, since 1998, separated the positions of chief executive officer and chairman of the board. Our board’s Audit, Risk Management, Compensation and Corporate Governance Committees are all chaired by experienced independent directors. Our board and its committees meet regularly in executive session without management present. During the past year we reduced the size of our board of directors from 24 to 14, a move which we think facilitates better discussion and decision making. In 2003, our Compensation and Nominating Committee was functionally separated to create a Compensation Committee and a Corporate Governance Committee. A separate Governance Committee of the board was established to continuously monitor our compliance with all governing legislation and to make sure we are following best practices. Needless to say, good corporate governance promotes ethical business practices. We have always been and will always be committed to running this company with the highest level of integrity and ethical standards.

2003 ANNUAL REPORT	25

Investor Relations Program

We continue to execute our investor relations plan which includes presenting at investor conferences, providing interviews and story ideas to financial publications, distributing investor packages to interested investors through various programs, and meetings with interested institutional buyers.

Our investor relations story can be summarized in these simple investment considerations:

•	Growing Franchise

•	Attractive Markets

•	Consistently Above Average Growth Rates

•	Earnings Potential as Franchises Mature

•	Strong Senior Management Team

•	Unique Asset Strategy

•	Efficient Capital Structure

We believe that communicating our story is important to creating awareness about our Company and thereby creating demand for our stock which will help us raise capital in a cost effective manner.

More Investors Are Now Noticing Wintrust’s Unique Story

In last year’s annual report we used a quote from the 1969 movie classic, Butch Cassidy and the Sundance Kid—“I couldn’t do that? Could you do that? How can they do that? Who are those guys?”. We thought this captured some of the pride we have in our employees’ accomplishments and what Wintrust has been able to achieve in such a short period of time.

In the past year we have worked hard to raise awareness of Wintrust’s unique strategies and accomplishments and it appears that we are getting noticed by more of the investment community. We will continue to work hard to build shareholder value. We hope to see you at our Annual Meeting to be held on Thursday, May 27, 2004, at 10:00 a.m. The location of the Annual Meeting will again be at the Michigan Shores Club located at 911 Michigan Avenue in Wilmette, Illinois.

26	WINTRUST FINANCIAL CORPORATION

The Brands We Market

2003 ANNUAL REPORT	27

Consolidated Financial Statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

	December 31,

	2003	2002

Assets
Cash and due from banks	$111,929	105,671
Federal funds sold and securities purchased under resale agreements	56,620	151,251
Interest bearing deposits with banks	6,228	4,418
Available-for-sale securities, at fair value	906,881	547,679
Trading account securities	3,669	5,558
Brokerage customer receivables	33,912	37,592
Mortgage loans held-for-sale	24,041	90,446
Loans, net of unearned income	3,297,794	2,556,086
Less: Allowance for loan losses	25,541	18,390

Net loans	3,272,253	2,537,696
Premises and equipment, net	156,714	118,961
Accrued interest receivable and other assets	123,063	95,852
Goodwill	48,490	25,266
Other intangible assets	3,598	1,165

Total assets	$4,747,398	3,721,555

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing	$360,666	305,540
Interest bearing	3,515,955	2,783,584

Total deposits	3,876,621	3,089,124
Notes payable	26,000	44,025
Federal Home Loan Bank advances	144,026	140,000
Other borrowings	78,069	46,708
Subordinated notes	50,000	25,000
Long-term debt — trust preferred securities	96,811	50,894
Accrued interest payable and other liabilities	126,034	98,802

Total liabilities	4,397,561	3,494,553

Shareholders’ equity:
Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated as Junior Serial Preferred Stock A; no shares issued and outstanding at December 31, 2003 and 2002	—	—
Common stock, no par value; $1.00 stated value; 30,000,000 shares authorized; 20,066,265 and 17,216,270 shares issued at December 31, 2003 and 2002, respectively	20,066	17,216
Surplus	243,626	153,614
Common stock warrants	1,012	81
Retained earnings	92,301	56,967
Accumulated other comprehensive loss	(7,168)	(876)

Total shareholders’ equity	349,837	227,002

Total liabilities and shareholders’ equity	$4,747,398	3,721,555

See accompanying notes to consolidated financial statements

28	WINTRUST FINANCIAL CORPORATION

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years Ended December 31,

	2003	2002	2001

Interest income
Interest and fees on loans	$174,478	158,314	149,057
Interest bearing deposits with banks	127	45	10
Federal funds sold and securities purchased under resale agreements	2,037	1,774	5,632
Securities	25,869	19,797	11,756
Trading account securities	150	165	—
Brokerage customer receivables	1,330	2,138	—

Total interest income	203,991	182,233	166,455

Interest expense
Interest on deposits	67,963	70,061	83,503
Interest on Federal Home Loan Bank advances	5,932	4,954	942
Interest on notes payable and other borrowings	2,562	3,854	2,845
Interest on subordinated notes	2,486	305	—
Interest on long-term debt — trust preferred securities	4,556	4,931	5,151

Total interest expense	83,499	84,105	92,441

Net interest income	120,492	98,128	74,014
Provision for loan losses	10,999	10,321	7,900

Net interest income after provision for loan losses	109,493	87,807	66,114

Non-interest income
Wealth management fees	28,871	25,229	1,996
Fees on mortgage loans sold	15,270	12,259	7,831
Service charges on deposit accounts	3,525	3,121	2,504
Gain on sales of premium finance receivables	4,911	3,374	4,564
Administrative services revenue	4,151	3,501	4,084
Net gain on sales of available-for-sale securities	642	107	337
Fees from covered call options	7,873	5,959	4,344
Other	7,349	7,122	3,138

Total non-interest income	72,592	60,672	28,798

Non-interest expense
Salaries and employee benefits	74,775	63,442	35,628
Equipment expense	7,957	7,191	6,297
Occupancy, net	7,436	6,691	4,821
Data processing	4,304	4,161	3,393
Advertising and marketing	2,215	2,302	1,604
Professional fees	3,342	2,801	2,055
Amortization of goodwill	—	—	616
Amortization of other intangible assets	640	324	69
Other	22,072	19,072	11,300

Total non-interest expense	122,741	105,984	65,783

Income before income taxes and cumulative effect of accounting change	59,344	42,495	29,129
Income tax expense	21,226	14,620	10,436

Income before cumulative effect of accounting change	38,118	27,875	18,693
Cumulative effect of change in accounting for derivatives, net of tax $161 of	—	—	(254)

Net income	$38,118	27,875	18,439

Basic earnings per share:
Income before cumulative effect of accounting change	$2.11	1.71	1.36
Cumulative effect of accounting change, net of tax	—	—	(0.02)

Net income per common share — Basic	$2.11	1.71	1.34

Diluted earnings per share:
Income before cumulative effect of accounting change	$1.98	1.60	1.29
Cumulative effect of accounting change, net of tax	—	—	(0.02)

Net income per common share — Diluted	$1.98	1.60	1.27

See accompanying notes to consolidated financial statements

2003 ANNUAL REPORT	29

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands, except share data)

							Accumulated
	Compre-						other
	hensive			Common			comprehensive	Total
	income	Common		stock	Treasury	Retained	income	shareholders’
	(loss)	stock	Surplus	warrants	stock	earnings	(loss)	equity

Balance at December 31, 2000		$13,285	79,282	100	(3,863)	13,835	(363)	102,276
Comprehensive income:
Net income	$18,439	—	—	—	—	18,439	—	18,439
Other comprehensive loss, net of tax:
Unrealized losses on securities, net of reclassification adjustment	(1,378)	—	—	—	—	—	(1,378)	(1,378)
Unrealized losses on derivative instruments	(563)	—	—	—	—	—	(563)	(563)

Comprehensive Income	16,498
Cash dividends declared on common stock		—	—	—	—	(1,279)	—	(1,279)
Common stock issued for:
New issuance, net of costs		1,125	17,234	—	3,863	—	—	22,222
Exercise of stock options		106	1,190	—	—	—	—	1,296
Employee stock purchase plan		15	239	—	—	—	—	254
Exercise of common stock warrants		1	11	(1)	—	—	—	11

Balance at December 31, 2001		14,532	97,956	99	—	30,995	(2,304)	141,278
Comprehensive income:
Net income	27,875	—	—	—	—	27,875	—	27,875
Other comprehensive income, net of tax:
Unrealized gains on securities, net of reclassification adjustment	1,994	—	—	—	—	—	1,994	1,994
Unrealized losses on derivative instruments	(566)	—	—	—	—	—	(566)	(566)

Comprehensive Income	29,303
Cash dividends declared on common stock		—	—	—	—	(1,903)	—	(1,903)
Purchase of fractional shares resulting from stock split		—	(10)	—	—	—	—	(10)
Common stock issued for:
New issuance, net of costs		1,363	35,149	—	—	—	—	36,512
Acquisition of the Wayne Hummer Companies		763	14,237	—	—	—	—	15,000
Exercise of stock options		492	5,012	—	—	—	—	5,504
Employee stock purchase plan		34	940	—	—	—	—	974
Exercise of common stock warrants		28	267	(18)	—	—	—	277
Director compensation plan		4	63	—	—	—	—	67

Balance at December 31, 2002		17,216	153,614	81	—	56,967	(876)	227,002
Comprehensive income:
Net income	38,118	—	—	—	—	38,118	—	38,118
Other comprehensive loss, net of tax:
Unrealized losses on securities, net of reclassification adjustment	(7,151)	—	—	—	—	—	(7,151)	(7,151)
Unrealized gains on derivative instruments	859	—	—	—	—	—	859	859

Comprehensive Income	$31,826
Cash dividends declared on common stock		—	—	—	—	(2,784)	—	(2,784)
Purchase of 600 shares of common stock		—	—	—	(17)	—	—	(17)
Common stock issued for:
New issuance, net of costs		1,377	44,767	—	—	—	—	46,144
Business combinations		1,010	36,691	950	—	—	—	38,651
Exercise of stock options		347	6,044	—	17	—	—	6,408
Employee stock purchase plan		36	1,193	—	—	—	—	1,229
Restricted stock awards		37	832	—	—	—	—	869
Exercise of common stock warrants		38	362	(19)	—	—	—	381
Director compensation plan		5	123	—	—	—	—	128

Balance at December 31, 2003		$20,066	243,626	1,012	—	92,301	(7,168)	349,837

See accompanying notes to consolidated financial statements.

30	WINTRUST FINANCIAL CORPORATION

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,

	2003	2002	2001

Operating Activities:
Net income	$38,118	27,875	18,439
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Cumulative effect of accounting change	—	—	254
Provision for loan losses	10,999	10,321	7,900
Depreciation and amortization	9,663	8,611	8,082
Deferred income tax expense	812	1,176	1,791
Tax benefit from exercises of stock options	3,579	2,809	312
Net (accretion) amortization of (discount) premium on securities	1,358	3,133	(578)
Originations of mortgage loans held-for-sale	(1,317,878)	(990,713)	(515,170)
Proceeds from sales of mortgage loans held-for-sale	1,384,284	943,171	482,690
Gain on sales of premium finance receivables	(4,911)	(3,374)	(4,564)
Decrease (increase) in trading securities, net	1,889	(747)	—
Net decrease in brokerage customer receivables	3,680	25,390	—
Gain on sales of available-for-sale securities, net	(642)	(107)	(337)
Loss (gain) on sales of premises and equipment, net	217	101	(209)
Increase in accrued interest receivable and other assets, net	(18,970)	(10,799)	(6,031)
Increase (decrease) in accrued interest payable and other liabilities, net	25,291	42,359	(17,720)

Net Cash Provided by (Used for) Operating Activities	137,489	59,206	(25,141)

Investing Activities:
Proceeds from maturities of available-for-sale securities	1,000,129	491,601	484,292
Proceeds from sales of available-for-sale securities	3,302,782	2,794,029	1,260,838
Purchases of available-for-sale securities	(4,643,322)	(3,447,617)	(1,938,546)
Proceeds from sales of premium finance receivables	273,715	311,225	244,684
Net cash provided from (paid for) acquisitions	19,041	(7,738)	—
Net increase in interest bearing deposits with banks	(1,076)	(3,434)	(510)
Net increase in loans	(878,710)	(851,831)	(715,894)
Purchases of Bank Owned Life Insurance	—	(41,144)	—
Purchases of premises and equipment, net	(41,148)	(27,373)	(19,934)

Net Cash Used for Investing Activities	(968,589)	(782,282)	(685,070)

Financing Activities:
Increase in deposit accounts	620,814	774,488	488,060
Increase (decrease) in other borrowings, net	24,155	(29,015)	(15,565)
(Decrease) increase in notes payable, net	(18,025)	(2,550)	19,000
(Decrease) increase from Federal Home Loan Bank advances	(2,000)	50,000	90,000
Proceeds from issuance of subordinated notes	25,000	25,000	—
Net proceeds from issuance of long-term debt — trust preferred securities	45,000	—	—
Issuance of common stock, net of issuance costs	46,144	36,512	22,222
Issuance of common stock resulting from exercise of stock options, employee stock purchase plan and conversion of common stock warrants	4,440	3,946	1,249
Purchases of common stock, including fractional shares from stock split	(17)	(10)	—
Dividends paid	(2,784)	(1,903)	(1,279)

Net Cash Provided by Financing Activities	742,727	856,468	603,687

Net (Decrease) Increase in Cash and Cash Equivalents	(88,373)	133,392	(106,524)
Cash and Cash Equivalents at Beginning of Year	256,922	123,530	230,054

Cash and Cash Equivalents at End of Year	$168,549	256,922	123,530

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$83,375	83,531	92,802
Income taxes, net	17,728	10,568	8,023
Acquisitions:
Fair value of assets acquired, including cash and cash equivalents	198,008	76,458	—
Value ascribed to goodwill and other intangible assets	26,297	16,670	—
Fair value of liabilities assumed	182,201	64,514	—
Non-cash investing activities:
Common stock issued for acquisitions	38,651	15,000	—
Transfer to other real estate owned from loans	1,200	756	244

See accompanying notes to consolidated financial statements.

2003 ANNUAL REPORT	31

Notes to Consolidated Financial Statements

Description of the Business

Wintrust Financial Corporation (“Wintrust” or “Company”) is a financial holding company currently engaged in the business of providing community banking services, wealth management services, financing of commercial insurance premiums, financing of high-yielding short-term accounts receivables and certain administrative services, such as data processing of payrolls, billing and cash management services. Wintrust provides banking services to customers in the Chicago metropolitan area through its nine wholly-owned banking subsidiaries (collectively, “Banks”), seven of which the Company started as de novo institutions, including Lake Forest Bank & Trust Company (“Lake Forest Bank”), Hinsdale Bank & Trust Company (“Hinsdale Bank”), North Shore Community Bank & Trust Company (“North Shore Bank”), Libertyville Bank & Trust Company (“Libertyville Bank”), Barrington Bank & Trust Company, N.A. (“Barrington Bank”), Crystal Lake Bank & Trust Company, N.A. (“Crystal Lake Bank”) and Northbrook Bank & Trust Company (“Northbrook Bank”). The Company acquired Advantage National Bancorp, Inc. and its wholly-owned subsidiary, Advantage National Bank (“Advantage Bank”), in October 2003 and Village Bancorp, Inc. and its wholly-owned subsidiary, Village Bank & Trust of Arlington Heights (“Village Bank”), in December 2003. Both of the banks acquired in 2003 were started as de novo banks - Advantage Bank in 2001 and Village Bank in 1995. Wintrust provides trust and investment services to each of the Banks through its wholly-owned subsidiary, Wayne Hummer Trust Company, N.A., (“WHTC”). Wayne Hummer Investments, LLC (“WHI”) is a broker-dealer providing a full range of private client and securities brokerage services to clients located primarily in the Midwest and is a wholly-owned subsidiary of North Shore Bank. Focused Investments, LLC (“FI”) is a broker-dealer that provides a full range of investment services to individuals through a network of relationships with community-based financial institutions primarily in Illinois. FI is a wholly-owned subsidiary of WHI. Wayne Hummer Asset Management Company (“WHAMC”) provides money management services and advisory services to individuals, institutions, municipal and tax-exempt organizations, as well as three proprietary mutual funds, in addition to portfolio management and financial supervision for a wide range of pension and profit-sharing plans. WHAMC is a wholly-owned subsidiary of Wintrust. Collectively, WHI, WHAMC and FI are referred to as the “Wayne Hummer Companies”. The Company provides financing for the payment of commercial insurance premiums (“premium finance receivables”), on a national basis, through First Insurance Funding Corp. (“FIFC”), a wholly-owned subsidiary of Crabtree Capital Corporation (“Crabtree”), which is a wholly-owned subsidiary of Lake Forest Bank. Tricom, Inc. (“Tricom”), a wholly-owned subsidiary of Hinsdale Bank, provides high-yielding short-term accounts receivable financing (“Tricom finance receivables”) and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to the temporary staffing industry with clients located throughout the United States. Wintrust Information Technology Services Company (“WITS”) provides information technology support, item capture and statement preparation services to the Wintrust subsidiaries and is a wholly-owned subsidiary of Wintrust.

(1)	Summary of Significant Accounting Policies

The accounting and reporting policies of Wintrust and its subsidiaries conform to generally accepted accounting principles in the United States and prevailing practices of the banking industry. In the preparation of the consolidated financial statements, management is required to make certain estimates and assumptions that affect the reported amounts contained in the consolidated financial statements. Management believes that the estimates made are reasonable: however, changes in estimates may be required if economic or other conditions change beyond management’s expectations. Reclassifications of certain prior year amounts have been made to conform to the current year presentation. The following is a summary of the more significant accounting policies of the Company.

Principles of Consolidation

The consolidated financial statements of Wintrust include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Stock Split and Earnings per Share

On January 24, 2002, the Company’s Board of Directors declared a 3-for-2 stock split of the Company’s common stock, which was effected in the form of a 50% stock dividend. It was paid on March 14, 2002 to shareholders of record as of March 4, 2002. All per-share computations and references to number of shares presented in this report have been restated to reflect the stock split.

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

32	WINTRUST FINANCIAL CORPORATION

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

Held-to-maturity securities are stated at amortized cost, which represents actual cost adjusted for premium amortization and discount accretion using methods that approximate the effective interest method. Available-for-sale securities are stated at fair value. Unrealized gains and losses on available-for-sale securities, net of related taxes, are included as accumulated other comprehensive income and reported as a separate component of shareholders’ equity.

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

Loans and Allowance for Loan Losses

Loans, which include premium finance receivables, Tricom finance receivables and lease financing, are generally reported at the principal amount outstanding, net of unearned income. Interest income is recognized when earned. Loan origination fees and certain direct origination costs associated with loans retained in the portfolio are deferred and amortized over the expected life of the loan as an adjustment to the yield using methods that approximate the effective interest method. Finance charges on premium finance receivables are earned over the term of the loan based on actual funds outstanding, beginning with the funding date, using a method which approximates the effective yield method.

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

2003 ANNUAL REPORT	33

process of collection. Cash receipts on non-accrual loans are generally applied to the principal balance until the remaining balance is considered collectible, at which time interest income may be recognized when received.

The allowance for loan losses is maintained at a level believed adequate by management to cover losses inherent in the portfolio and is based on an assessment of individual problem loans, actual and anticipated loss experience and other pertinent factors. The allowance for loan losses consists of an allocated and unallocated component. The Company reviews potential problem loans on a case-by-case basis to allocate a specific dollar amount of reserves, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial, commercial real estate, residential real estate, home equity, premium finance receivables, indirect automobile, Tricom finance receivables and consumer. The reserve percentages applied to these loan groups attempt to account for the inherent risk in the portfolio based upon various factors including industry concentration, geographical concentrations, local and national economic indicators, levels of delinquencies, historical loss experience including an analysis of the lack of maturity in the loan portfolio, changes in trends in risk ratings assigned to loans, changes in underwriting standards and other pertinent factors. The unallocated portion of the allowance for loan losses reflects management’s estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower’s financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. Management believes the unallocated portion of the allowance for loan losses is necessary due to the imprecision inherent in estimating expected credit losses. The amount of future additions to the allowance for loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors.

In estimating expected losses, the Company evaluates loans for impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan”. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Impaired loans are generally considered by the Company to be commercial and commercial real estate loans that are non-accrual loans, restructured loans or loans with principal and/or interest at risk, even if the loan is current with all payments of principal and interest. Impairment is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the fair value of the underlying collateral. If the estimated fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for loan losses.

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

Sales of Premium Finance Receivables

Transfers of premium finance receivables to an unrelated third party are recognized as sales in accordance with SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The Company recognizes as a gain or loss the difference between the proceeds received and the allocated cost basis of the loans. The allocated cost basis of the loans is determined by allocating the Company’s initial investment in the loan between the loan and the Company’s

34	WINTRUST FINANCIAL CORPORATION

retained interests, based on their relative fair values. The retained interests include assets for the servicing rights and interest only strip and a liability for the Company’s guarantee obligation pursuant to the terms of the sale agreement. The servicing assets and interest only strips are included in other assets and the liability for the guarantee obligation is included in other liabilities. If actual cash flows are less than estimated, the servicing assets and interest only strips would be impaired and charged to earnings. Loans sold in these transactions have terms of less than twelve months, resulting in minimal prepayment risk. The Company typically makes a clean up call by repurchasing the remaining loans in the pools sold after approximately 10 months from the sale date. Upon repurchase, the loans are recorded in the Company’s premium finance receivables portfolio and any remaining balance of the Company’s retained interest is recorded as an adjustment to the gain on sale of premium finance receivables.

Administrative Services Revenue

Administrative services revenue is recognized as services are performed, in accordance with the accrual method of accounting. These services include providing data processing of payrolls, billing and cash management services to Tricom’s clients in the temporary staffing services industry.

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

Other Real Estate Owned

Other real estate owned is comprised of real estate acquired in partial or full satisfaction of loans and is included in other assets. Other real estate owned is recorded at its estimated fair value less estimated selling costs at the date of transfer, with any excess of the related loan balance over the fair value less expected selling costs charged to the allowance for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount and are recorded in other non-interest expense. Gains and losses upon sale, if any, are also charged to other non-interest expense. At December 31, 2003 and 2002, other real estate owned totaled $368,000 and $76,000, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. On January 1, 2002, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets.” Under the provisions of SFAS 142, goodwill is no longer ratably amortized over an estimated life, but rather is tested at least annually for impairment. Intangible assets which have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All of the Company’s other intangible assets have finite lives and are amortized over varying periods not exceeding ten years.

Bank-Owned Life Insurance

The Company purchased bank-owned life insurance (“BOLI”) on certain executives during the third quarter of 2002. The BOLI balances are included in other assets. These policies are recorded at their cash surrender values. Changes in the cash surrender values are included in non-interest income.

2003 ANNUAL REPORT	35

Derivative Instruments

The Company enters into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the future cash flows or the value of certain assets and liabilities. The Company is also required to recognize certain contracts and commitments, including certain commitments to fund mortgage loans held-for-sale, as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. Effective January 1, 2001, the Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” which requires that all derivative instruments be recorded in the statement of condition at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the statement of condition as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders’ equity, net of deferred taxes. Amounts reclassified from other comprehensive income to interest expense in the period or periods the hedged forecasted transaction affects earnings.

Under both the fair value and cash flow hedge scenarios, changes in the fair value of derivatives not considered to be highly effective in hedging the change in fair value or the expected cash flows of the hedged item are recognized in earnings as non-interest income or non-interest expense during the period of the change.

Derivative instruments that do not qualify as hedges pursuant to SFAS 133 are reported on the statement of condition at fair value and the changes in fair value are recognized in earnings as non-interest income or non-interest expense, as appropriate, during the period of the change. Periodically, the Company sells options to an unrelated bank or dealer for the right to purchase certain securities held within the Banks’ investment portfolios. These covered call option transactions are designed primarily to increase the total return associated with holding these securities as earning assets. These transactions do not qualify as hedges pursuant to SFAS 133, and accordingly, changes in fair values of these contracts, are reported in other non-interest income. There were no call options outstanding as of December 31, 2003 or 2002.

Long-term Debt — Trust Preferred Securities Offering Costs

In connection with the Company’s four issuances of the Long-term debt — trust preferred securities, approximately $3.3 million of offering costs were incurred, including underwriting fees, legal and professional fees, and other costs. These costs are included in other assets and are being amortized over a ten year period as an adjustment of interest expense using a method that approximates the effective interest method. As of December 31, 2003, the unamortized balance of these costs was approximately $2.1 million. See Note 15 for further information about the Long-term debt — trust preferred securities.

Trust Assets, Assets Under Management and Brokerage Assets

Assets held in fiduciary or agency capacity for customers are not included in the consolidated financial statements as they are not assets of Wintrust or its subsidiaries. Fee income is recognized on an accrual basis and is included as a component of non-interest income.

36	WINTRUST FINANCIAL CORPORATION

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

Stock-Based Compensation Plans

The Company follows Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans. APB 25 uses the intrinsic value method and provides that compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. The Company follows the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation”, rather than the recognition provisions of SFAS 123, as allowed by the statement. Compensation expense for restricted share awards is ratably recognized over the required period of service, usually the restricted period, based on the fair value of the stock on the date of grant.

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the date of grant consistent with the recognition method of SFAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

	Years Ended December 31,

	2003	2002	2001

Net income:
As reported	$38,118	27,875	18,439
Pro forma	36,762	26,651	17,742
Earnings per share — Basic:
As reported	$2.11	1.71	1.34
Pro forma	2.04	1.63	1.29
Earnings per share — Diluted:
As reported	$1.98	1.60	1.27
Pro forma	1.91	1.53	1.22

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the option pricing model for options granted in each of the last three years: a dividend yield of 0.4%, 0.5% and 0.6% for 2003, 2002 and 2001, respectively; an expected volatility of 25.2%, 26.1% and 25.7% for 2003, 2002 and 2001, respectively; a risk free rate of return of 3.8%, 4.4% and 4.9% for 2003, 2002 and 2001, respectively; and an expected life of 8.4 years, 8.5 years and 6.8 years, respectively. The per share weighted average fair value of stock options granted during 2003, 2002 and 2001 was $15.82, $8.67 and $4.91, respectively.

The Black-Scholes model is sensitive to changes in the subjective assumptions, which can materially affect the fair value estimates. Employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations, that impact their liquidity. Therefore, existing pricing models, such as the Black-Scholes options-pricing model, do not necessarily provide a reliable measure of the fair value of employee stock options. As a result, the pro forma amounts indicated above may not be representative of the effects on reported net income for future years.

Advertising Costs

Advertising costs are expensed in the period in which they are incurred.

Start-up Costs

Start-up and organizational costs are expensed in the period in which they are incurred.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available- for-sale, net of deferred taxes, and adjustments related to cash flow hedges, net of deferred taxes.

2003 ANNUAL REPORT	37

(2)	Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46, which provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity’s consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur. The provisions of this Interpretation were effective upon issuance for new VIEs and for fiscal years ending after December 15, 2003, for existing VIEs. During 2003, the Company applied the provisions of FIN 46 to two newly formed wholly-owned subsidiary trusts formed for purposes of issuing trust preferred securities, and accordingly, these trusts were not consolidated.

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003. Application for all other types of entities was deferred until periods ending after March 15, 2004, unless previously applied. Accordingly in the first quarter of 2004, the Company will deconsolidate its interests in two subsidiary trusts formed in 1998 and 2000 for purposes of issuing trust preferred securities. The deconsolidation will have no material effect on the Company’s consolidated financial statements.

Management has evaluated the applicability of FIN 46 to various other investments and interests and does not believe that the application of FIN 46 to any of these investments or interests, if required, will have a material impact on financial condition, results of operations, or liquidity.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this Statement did not have a material impact on the Company’s financial condition, results of operations, or liquidity.

Mortgage Loan Interest Rate Lock Commitments

On December 11, 2003, the SEC staff announced its intention to release a Staff Accounting Bulletin that would require all registrants to account for mortgage loan interest rate lock commitments related to loans held-for-sale as written options, effective no later than for commitments entered into after March 31, 2004. The Banks enter into such commitments with customers in connection with residential mortgage loan applications. This guidance, if issued, would require the Banks to recognize a liability on their balance sheets equal to the fair value of the commitment at the time the loan commitment is issued. This guidance would delay the recognition of any revenue related to these commitments until such time as the loan is sold, however, it would have no effect on the ultimate amount of revenue or cash flows recognized over time. The Banks are currently assessing the impact of this pending guidance on its results of operations and financial position. In the quarter of adoption, there would likely be a one-time negative impact to revenue which is yet to be determined.

Non-GAAP Financial Measures

In March 2003, the SEC issued Regulation G, “Conditions for Use of Non-GAAP Financial Measures”. As defined in Regulation G, a non-GAAP financial measure is a numerical measure of a company’s historical or future performance, financial position, or cash flow that excludes or includes amounts or adjustments that are included or excluded in the most directly comparable measure calculated in accordance with generally accepted accounting principles (GAAP). Companies that present non- GAAP financial measures must disclose a numerical reconciliation to the most directly comparable measurement using GAAP.

38	WINTRUST FINANCIAL CORPORATION

(3)	Available-for-Sale Securities

A summary of the available-for-sale securities portfolio presenting carrying amounts and gross unrealized gains and losses as of December 31, 2003 and 2002 is as follows (in thousands):

	December 31, 2003				December 31, 2002

		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value	cost	gains	losses	Value

U.S. Treasury	$56,663	53	(1,786)	54,930	34,150	12	(140)	34,022
U.S. Government agencies	310,070	741	(1,083)	309,728	139,707	1,045	—	140,752
Municipal	11,326	85	(47)	11,364	6,311	156	—	6,467
Corporate notes and other debt	35,248	486	(326)	35,408	40,667	61	(1,776)	38,952
Mortgage-backed	403,133	74	(9,968)	393,239	270,091	871	—	270,962
Federal Reserve/FHLB stock and other equity securities	101,029	1,183	—	102,212	56,363	161	—	56,524

Total available-for-sale securities	$917,469	2,622	(13,210)	906,881	547,289	2,306	(1,916)	547,679

The following table presents the portion of the Company’s available-for-sale securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003 (in thousands):

	Continuous unrealized		Continuous unrealized
	losses existing for		losses existing for
	less than 12 months		greater than 12 months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

U.S. Treasury	$43,856	(1,786)	—	—	43,856	(1,786)
U.S. Government agencies	85,029	(1,083)	—	—	85,029	(1,083)
Municipal	4,054	(47)	—	—	4,054	(47)
Corporate notes and other debt	—	—	11,349	(326)	11,349	(326)
Mortgage-backed	387,808	(9,968)	—	—	387,808	(9,968)
Federal Reserve/FHLB stock and other equity securities	—	—	—	—	—	—

Total available-for-sale securities	$520,747	(12,884)	11,349	(326)	532,096	(13,210)

Management does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment. The Company held five investment securities at December 31, 2003 that had unrealized losses existing for greater than 12 months. The securities consisted of four floating rate trust preferred securities issued by large U.S. financial services holding companies (totaling $7.6 million with $284,000 of unrealized losses) and one investment in an adjustable mortgage-backed security fund (totaling $3.8 million with $42,000 of unrealized losses). Management believes the temporary impairment in fair value was caused by widening credit spreads on these type of investments since the dates the securities were acquired. The trust preferred securities were purchased by the Company in April 1999 while the adjustable mortgage-back security fund was purchased in March 1998. The four trust preferred securities have Moody’s ratings ranging from A1 to Aa3. The risk of loss of principal or interest on these securities is very low.

2003 ANNUAL REPORT	39

The amortized cost and fair value of securities as of December 31, 2003 and 2002, by contractual maturity, are shown in the following table. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without penalties (in thousands):

	December 31, 2003		December 31, 2002

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$21,111	21,202	62,223	62,184
Due in one to five years	304,146	304,503	56,176	56,264
Due in five to ten years	67,015	64,616	84,399	84,695
Due after ten years	21,035	21,109	18,036	17,049
Mortgage-backed	403,133	393,239	270,091	270,962
Federal Reserve/FHLB Stock and other equity	101,029	102,212	56,364	56,525

Total available-for-sale securities	$917,469	906,881	547,289	547,679

In 2003, 2002 and 2001, the Company had gross realized gains on sales of available-for-sale securities of $835,000, $604,000 and $524,000, respectively. During 2003, 2002 and 2001, gross realized losses on sales of available-for-sale securities totaled $193,000 $497,000 and $187,000, respectively. Proceeds from sales of available-for-sale securities during 2003, 2002 and 2001, were $3.3 billion, $2.8 billion and $1.3 billion, respectively. At December 31, 2003 and 2002, securities having a carrying value of $269.2 million and $143.2 million, respectively, were pledged as collateral for public deposits, trust deposits and securities sold under repurchase agreements.

(4)	Loans

A summary of the loan portfolio at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002

Commercial and commercial real estate	$1,648,022	1,320,598
Home equity	466,812	365,521
Residential real estate	173,625	156,213
Premium finance receivables	746,895	461,614
Indirect auto loans	174,071	178,234
Tricom finance receivables	25,024	21,048
Consumer and other loans	63,345	52,858

Total loans	$3,297,794	2,556,086

Certain real estate loans, including mortgage loans held-for- sale, and home equity loans with balances totaling approximately $309.2 million and $313.4 million, at December 31, 2003 and 2002, respectively, were pledged as collateral to secure the availability of borrowings from certain Federal agency banks. The majority of these pledged loans are included in a blanket pledge of qualifying loans by five of the Banks to the Federal Home Loan Bank (FHLB). At December 31, 2003 and 2002, the Banks borrowed $144.0 million and $140.0 million, respectively, from the FHLB in connection with these collateral arrangements. See Note 12 for a summary of these borrowings.

The Company’s loan portfolio is generally comprised of loans to consumers and small to medium-sized businesses located within the geographic market areas that the Banks serve. The premium finance receivables and Tricom finance receivables portfolios are made to customers on a national basis and the indirect auto loans are generated through a network of local automobile dealers. As a result, the Company strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. Such diversification reduces the exposure to economic downturns that may occur in different segments of the economy or in different industries.

It is the policy of the Company to review each prospective credit in order to determine the appropriateness and, when required, the adequacy of security or collateral necessary to obtain in making a loan. The type of collateral, when required, will vary in ranges from liquid assets to real estate. The Company seeks to assure access to collateral, in the event of default, through adherence to state lending laws and the Company’s credit monitoring procedures.

40	WINTRUST FINANCIAL CORPORATION

Certain officers and directors of Wintrust and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. A rollforward of these loans is as follows (in thousands):

Balance at December 31, 2002	$11,898
New loans and advances	6,776
Maturities and paydowns	(11,799)

Balance at December 31, 2003	$6,875

(5)	Allowance for Loan Losses

A summary of the activity in the allowance for loan losses for the years ended December 31, 2003, 2002, and 2001 is as follows (in thousands):

	Years Ended December 31,

	2003	2002	2001

Allowance at beginning of year	$18,390	13,686	10,433
Provision for loan losses	10,999	10,321	7,900
Allowance acquired in business combinations	1,602	—	—
Charge-offs	(6,457)	(6,589)	(5,322)
Recoveries	1,007	972	675

Allowance at end of year	$25,541	18,390	13,686

A summary of non-accrual loans and their impact on interest income and impaired loans and their impact on interest income is as follows (in thousands):

	Years Ended December 31,

	2003	2002	2001

Total non-accrual loans (as of year-end)	$18,964	6,842	8,967
Reduction of interest income from non-accrual loans	277	79	91
Average balance of impaired loans	3,566	767	503
Interest income recognized on impaired loans	127	26	9

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

Management evaluates the value of the impaired loans primarily by using the fair value of the collateral. A summary of impaired loan information at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002

Impaired loans	$9,441	983
Impaired loans that had allocated specific allowance for loan losses	4,800	965
Allocated allowance for loan losses	880	200

(6)	Mortgage Servicing Rights

The outstanding principal balance of mortgage loans serviced for others totaled $285 million at December 31, 2003, $239 million at December 31, 2002 and $132 million at December 31, 2001. The following is a summary of the changes in mortgage servicing rights for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	Years Ended December 31,

	2003	2002	2001

Balance at beginning of year, net	$1,520	906	633
Servicing rights capitalized	2,439	1,727	775
Amortization of servicing rights	(1,923)	(872)	(502)
Change in valuation allowance	241	(241)	—

Balance at end of year, net	$2,277	1,520	906

At December 31, 2003, 2002 and 2001, the aggregate fair value of mortgage servicing rights was $2.5 million, $1.5 million and $ 950,000, respectively. Fair values are determined by discounting anticipated future net cash flows from servicing activities considering market consensus loan prepayment speeds, interest rates, servicing costs and other economic factors. The valuation allowance had a balance of $241,000 at December 31, 2002. There was no valuation allowance at December 31, 2003 and 2001.

Amortization of existing balances of mortgage servicing rights is expected to approximate $406,000 in 2004, $390,000 in 2005, $374,000 in 2006, $358,000 in 2007 and $325,000 in 2008.

2003 ANNUAL REPORT	41

(7)	Business Combinations

The Company completed three business combinations in 2003. All were accounted for under the purchase method of accounting; thus, the results of operations prior to their respective effective dates are not included in the accompanying consolidated financial statements. Goodwill, core deposit intangibles, customer list intangibles, and other purchase accounting adjustments were recorded upon the completion of each acquisition.

In December, 2003, Wintrust completed (effective date of December 1, 2003) its acquisition of 100% of the ownership interest of Village Bancorp Inc. and its wholly-owned subsidiary, Village Bank & Trust of Arlington Heights (“Village Bank”), in a stock merger transaction. Village Bank has locations in Arlington Heights and Prospect Heights, Illinois. Village Bank began operations as a de novo bank in 1995. Village Bank was acquired through the issuance of 257,202 shares of common stock (valued at $9.3 million), $147,000 in cash payments for acquisition costs and $494,000 for the value of vested stock options for a total purchase price of $10.0 million. The value of the common stock issued was determined using the unweighted average of the high and low sales prices of Wintrust’s common stock on the Nasdaq National Market five days prior to and five days after the measurement date. The vested stock options were valued using the Black Scholes options-pricing model.

In October, 2003, Wintrust completed (effective date of October 1, 2003) its acquisition of 100% of the ownership interest of Advantage National Bancorp Inc. and its wholly-owned subsidiary, Advantage National Bank (“Advantage Bank”), in a stock merger transaction. Advantage Bank has locations in Elk Grove Village and Roselle, Illinois. Advantage Bank is a de novo bank that began operations in January, 2001. Advantage Bank was acquired through the issuance of 670,875 shares of common stock (valued at $24.4 million), $935,000 in cash payments to shareholders and warrant holders and for acquisition costs, and $1.0 million for the value of vested stock options for a total purchase price of $26.3 million. The value of the common stock issued was determined using the unweighted average of the high and low sales prices of Wintrust’s common stock on the Nasdaq National Market five days prior to and five days after the measurement date. The vested stock options were valued using the Black-Scholes options-pricing model.

In February 2003, Wintrust completed (effective date of February 1, 2003) its acquisition of Lake Forest Capital Management Company (“LFCM”) based in Lake Forest, Illinois. LFCM has been merged into Wayne Hummer Asset Management Company, Wintrust’s existing asset management subsidiary. LFCM further expands the Company’s wealth management business in the Chicago metropolitan area. LFCM was acquired through the issuance of 81,976 shares of common stock (valued at $2.5 million), the issuance of 60,000 warrants (valued at $950,000) to acquire the Company’s common stock and cash payments of $872,000 for acquisition costs and earned contingent payments for a total purchase price of $5.8 million. Wintrust is obligated to pay additional consideration contingent upon the attainment of certain revenue performance measures over the next four years. The additional consideration, if any, will be recorded as goodwill at its fair value when paid, or when the additional consideration is deemed, beyond a reasonable doubt, to have been earned. The value of the warrants was determined using the Black Scholes options-pricing model.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition for Village Bank, Advantage Bank and LFCM (in thousands):

	Village	Advantage
	Bank	Bank	LFCM

Assets:
Cash and due from banks	$4,845	5,729	21
Interest-bearing deposits with banks	—	734	—
Fed funds sold	11,900	—	—
Available-for-sale securities	9,655	19,479	—
Trading account securities	—	—	—
Brokerage customer receivables	—	—	—
Loans	51,391	87,061	—
Allowance for loan losses	(614)	(988)	—
Goodwill	4,217	14,146	4,861
Other intangible assets	957	519	1,597
Other assets	3,529	4,870	396

Total assets	$85,880	131,550	6,875

Liabilities and Equity:
Deposits	$73,309	93,713	—
Borrowings	1,686	11,030	520
Other liabilities	904	505	533
Equity	9,981	26,302	5,822

Total liabilities and equity	$85,880	131,550	6,875

The following pro forma information reflects the Company’s results of operations for the periods shown as if the results of Village Bank, Advantage Bank, LFCM and the Wayne Hummer Companies (which were acquired effective February 1, 2002) were included from the beginning of the periods shown (in thousands, except per share data):

42	WINTRUST FINANCIAL CORPORATION

	Years Ended December 31,

	2003	2002

Net revenue	$198,826	169,369
Income before taxes	58,999	42,451
Net income	37,883	27,849
Basic earnings per share	2.02	1.60
Diluted earnings per share	1.90	1.50

(8)	Goodwill and Other Intangible Assets

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

In accordance with SFAS 142, the Company ceased amortizing goodwill effective January 1, 2002. The following table shows the pro forma effects of applying SFAS 142 to the year ended December 31, 2001 (in thousands, except per share data).

	Years Ended December 31,

	2003	2002	2001

Net income as reported	$38,118	27,875	18,439
Add back: goodwill amortization	—	—	616
Less: related taxes	—	—	(208)

Pro forma	$38,118	27,875	18,847

Earnings per share — Basic
As reported	$2.11	1.71	1.34
Add back: goodwill amortization	—	—	0.03

Pro forma	$2.11	1.71	1.37

Earnings per share — Diluted
As reported	$1.98	1.60	1.27
Add back: goodwill amortization	—	—	0.03

Pro forma	$1.98	1.60	1.30

A summary of goodwill by business segment is as follows (in thousands):

	Jan 1,	Goodwill	Impairment	Dec 31,
	2003	Acquired	Losses	2003

Banking	$1,018	18,363	—	19,381
Premium finance	—	—	—	—
Indirect auto	—	—	—	—
Tricom	8,958	—	—	8,958
Wealth management	15,290	4,861	—	20,151
Parent and other	—	—	—	—

Total	$25,266	23,224	—	48,490

Approximately $17.0 million of the December 31, 2003 balance of goodwill is deductible for tax purposes.

A summary of finite-lived intangible assets as of December 31, 2003 and 2002 and the expected amortization as of December 31, 2003 is follows (in thousands):

	December 31,

	2003	2002

Wealth management - customer list intangible	$2,159	1,125
Banking — core deposit intangible	1,439
Tricom — customer list intangible	—	40

Total	$3,598	1,165

Estimated amortization
2004	$781
2005	661
2006	554
2007	465
2008	396

As a result of the February, 2003 acquisition of LFCM, $1.6 million of the purchase price was assigned to the customer list of LFCM and is being amortized over a seven-year period on an accelerated basis. As a result of the October, 2003 and December, 2003 acquisitions of Advantage Bank and Village Bank, $519,000 and $957,000, respectively, were assigned to core deposit intangibles. The core deposit intangibles assigned to both Advantage Bank and Village Bank are being amortized over a ten-year period on an accelerated basis. Total amortization expense associated with finite-lived intangibles in 2003, 2002 and 2001 was $640,000, $324,000 and $69,000, respectively.

2003 ANNUAL REPORT	43

(9)	Premises and Equipment, Net

A summary of premises and equipment at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002

Land	$35,951	21,202
Buildings and leasehold improvements	105,749	80,601
Furniture, equipment and computer software	41,730	34,360
Construction in progress	7,719	8,669

	191,149	144,832
Less: Accumulated depreciation and amortization	35,515	27,785

	155,634	117,047
Equipment under leasing contracts, net of accumulated depreciation	1,080	1,914

Premises and equipment, net	$156,714	118,961

Equipment under leasing contracts represents the Company’s investment in equipment leased to others under operating lease agreements. The portfolio consists of various types of equipment including medical, technological and machine tools.

Depreciation and amortization expense related to premises and equipment, excluding equipment under leasing contracts, totaled $8.0 million and $7.3 million in 2003 and 2002, respectively. Depreciation expense related to equipment under leasing contracts totaled $813,000 and $974,000 in 2003 and 2002, respectively.

(10)  Deposits

The following is a summary of deposits at December 31, 2003 and 2002 (in thousands):

	2003	2002

Non-interest bearing accounts	$360,666	305,540
NOW accounts	407,803	354,499
NOW-Brokerage customer deposits	338,479	231,700
Money market accounts	470,849	399,441
Savings accounts	183,394	147,669
Time certificates of deposits	2,115,430	1,650,275

Total deposits	$3,876,621	3,089,124

The scheduled maturities of time certificates of deposits at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002

Due in one year	$1,301,174	1,033,840
Due in one to two years	408,414	373,047
Due in two to three years	179,459	106,345
Due in three to four years	137,170	43,803
Due after four years	89,213	93,240

Total time certificates of deposits	$2,115,430	1,650,275

Certificates of deposit in amounts of $100,000 or more approximated $1.08 billion and $818.7 million at December 31, 2003 and 2002, respectively.

(11)	Notes Payable

A summary of the outstanding balances of notes payable at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002

Maturity less than one year	$—	19,025
Maturity greater than one year	26,000	25,000

Total notes payable	$26,000	44,025

The notes payable balance represents the outstanding balance on a revolving loan agreement (“Agreement”) with an unaffiliated bank. At December 31, 2003, the total amount of the Agreement is $51.0 million, comprised of a $25.0 million revolving note that matures on May 1, 2004 (which had no outstanding balance at year end), a $25.0 million revolving note that matures on February 27, 2006 and a $1.0 million note that matures on May 1, 2013. Interest is calculated at a floating rate equal to, at the Company’s option, either the lender’s prime rate or LIBOR plus 140 basis points. At December 31, 2003 and 2002, the interest rates on the notes payable were 2.57% and 2.78% respectively. At December 31, 2003 and 2002, $25.0 million of notes payable were effectively converted to fixed-rate debt through the use of an interest rate swap. See Notes 1 and 21 for further discussion on derivative instruments.

The Agreement is secured by the stock of all Banks except Advantage Bank and Village Bank and contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. At December 31, 2003, the Company is in compliance with all debt covenants. The Agreement may be utilized, as needed, to provide capital to fund continued growth at the Company’s Banks, expand its asset management business, fund possible acquisitions of financial institutions or other finance related companies, purchase treasury stock or for other general corporate matters.

44	WINTRUST FINANCIAL CORPORATION

(12)	Federal Home Loan Bank Advances

A summary of the outstanding balances of Federal Home Loan Bank (“FHLB”) advances at December 31, 2003 and 2002, is as follows (in thousands):

	2003	2002

4.60% advance due July 2011	$30,000	30,000
3.95% advance due November 2011	35,000	35,000
3.30% advance due November 2011	25,000	25,000
4.17% advance due June 2012	25,000	25,000
4.79% advance due June 2012	25,000	25,000
2.40% advance due September 2005	1,612	—
1.98% advance due March 2005	1,706	—
3.13% advance due September 2006	708	—

Federal Home Loan Bank advances	$144,026	140,000

All of the FHLB advances bear fixed rates of interest. The advances due in 2011 and 2012 have varying one-time call dates ranging from July 2004 to June 2007. The amounts in the above table for advances due in 2005 and 2006 represent the par value of the debt adjusted for unamortized basis adjustments resulting from recording the advances at fair value in connection with the acquisition of Advantage Bank in October 2003. The weighted-average interest rate on FHLB advances at December 31, 2003, was 4.11%.

The Company has an arrangement with the FHLB whereby based on available collateral (residential mortgages), the Company could have borrowed an additional $47.9 million at December 31, 2003.

(13)	Subordinated Notes

A summary of the subordinated notes at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002

Subordinated note, due October 29, 2012	$25,000	25,000
Subordinated note, due May 1, 2013	25,000	—

Total subordinated notes	$50,000	25,000

Each of the subordinated notes requires annual principal payments of $5.0 million beginning in the sixth year of the note and may be redeemed by the Company at any time prior to maturity. Interest is calculated at a floating rate equal to LIBOR plus 260 basis points. The Company effectively converted the subordinated note due in 2012 to a fixed-rate note through the use of an interest rate swap. See Notes 1 and 21 for further discussion on derivative instruments. The subordinated notes qualify as Tier II capital for regulatory purposes.

(14)	Other Borrowings

The following is a summary of other borrowings at December 31, 2003 and 2002 (in thousands):

	2003	2002

Federal funds purchased	$38,800	2,000
Securities sold under repurchase agreements	26,544	24,560
Wayne Hummer Companies funding	9,025	15,148
Other	3,700	5,000

Total other borrowings	$78,069	46,708

As of December 31, 2003 and 2002, the interest rate on federal funds purchased was 1.27% and 1.50%, respectively. Securities sold under repurchase agreements represent sweep accounts in connection with master repurchase agreements at the Banks. Securities are maintained under the Company’s control and are pledged for balances of the customers’ accounts. Securities underlying these agreements consist of U.S. Government agency, mortgage-backed and corporate securities and are included in the available-for-sale securities portfolio as reflected on Company’s Consolidated Statements of Condition. As of December 31, 2003 and 2002, the weighted average interest rate of securities sold under repurchase agreements was 0.75% and 1.06%, respectively.

The Wayne Hummer Companies funding consists of collateralized demand obligations to banks that are used to finance securities purchased by customers on margin and securities owned by WHI. At December 31, 2003, $21.8 million of customers’ securities and $2.3 million of WHI’s trading securities were pledged on behalf of these borrowings. The weighted average interest rate at December 31, 2003 and 2002 was 1.56% and 1.70%, respectively. Other represents the Company’s interest-bearing deferred portion of the purchase price of the Wayne Hummer Companies.

2003 ANNUAL REPORT	45

(15)	Long-term Debt — Trust Preferred Securities

The Company issued Trust Preferred Securities in four separate issuances through Wintrust Capital Trust I, Wintrust Capital Trust II, Wintrust Capital Trust III and Wintrust Statutory Trust IV (the “Trusts”). The Company owns 100% of the Common Securities of each of the Trusts. The Trust Preferred Securities represent preferred undivided beneficial interests in the assets of the Trusts. The Trusts invested the proceeds from the issuances of the Trust Preferred Securities and the Common Securities in Subordinated Debentures (“Debentures”) issued by the Company, with the same maturities and interest rates as the Trust Preferred Securities. The Debentures are the sole assets of the Trusts. In each Trust the Common Securities represent 3% of the Debentures and the Trust Preferred Securities represent 97% of the Debentures.

Wintrust Capital Trust I and Wintrust Capital Trust II are consolidated in the Company’s financial statements, which results in eliminating the Common Securities owned by the Company and the Debentures (and related income statement effects) and reporting the Trust Preferred Securities of these Trusts as “Long-term debt — trust preferred securities” in the Consolidated Statements of Condition. However, in accordance with the effective date provisions of FIN 46 (Revised), “Consolidation of Variable Interest Entities”, which reflects new accounting guidance governing when an equity interest should be consolidated, Wintrust Capital Trust III, formed in April 2003, and Wintrust Statutory Trust IV, formed in December 2003, are not consolidated in the Company’s financial statements. Accordingly, the Debentures issued by the Company to these Trusts (as opposed to the Trust Preferred Securities issued by these Trusts) are reflected in the Company’s Consolidated Statements of Condition as “Long-term debt — trust preferred securities.” Application of FIN 46 (Revised) will result in the deconsolidation of Wintrust Capital Trust I and Wintrust Capital Trust II in the first quarter of 2004. The deconsolidation of these two Trusts will result in increasing the reported amount of “Long-term debt — trust preferred securities” by $1.6 million, which represents the amount of the Company’s Common Securities in these Trusts.

A summary of the Company’s Long-term debt — trust preferred securities at December 31, 2003 and 2002, is as follows (in thousands):

	2003	2002

9.0% trust preferred securities of Wintrust Capital Trust I, due September 30, 2028	$31,050	31,050
Less: adjustment for fair value hedge	(632)	(156)

	30,418	30,894
10.5% trust preferred securities of Wintrust Capital Trust II, due June 30, 2030	20,000	20,000
Floating rate (LIBOR + 3.25%) Debentures owed to Wintrust Capital Trust III, due April 7, 2033	25,774	—
Floating rate (LIBOR + 2.80%) Debentures owed to Wintrust Statutory Trust IV, due December 8, 2033	20,619	—

Total long-term debt — trust preferred securities	$96,811	50,894

The Company has guaranteed the payment of distributions and payments upon liquidation or redemption of the Trust Preferred Securities, in each case to the extent of funds held by the Trusts. The Company and the Trusts believe that, taken together, the obligations of the Company under the guarantees, the subordinated debentures, and other related agreements provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trusts under the Trust Preferred Securities. Subject to certain limitations, the Company has the right to defer payment of interest on the Debentures at any time, or from time to time, for a period not to exceed 20 consecutive quarters. The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Debentures at maturity or their earlier redemption. The Debentures are redeemable in whole or in part prior to maturity, at the discretion of the Company if certain conditions are met, and only after the Company has obtained Federal Reserve approval, if then required under applicable guidelines or regulations. The early redemption dates were set at five years from the issue dates, and are on or after September 30, 2003 for Wintrust Capital Trust I, June 30, 2005 for Wintrust Capital Trust II, April 7, 2008 for Wintrust Capital Trust III and December 8, 2008 for Wintrust Statutory Trust IV.

46	WINTRUST FINANCIAL CORPORATION

The Trust Preferred Securities, subject to certain limitations, qualify as Tier 1 capital of the Company for regulatory purposes. As a result of FIN 46, the Federal Reserve is currently evaluating whether deconsolidation of the Trusts will affect the qualification of the Trust Preferred Securities as Tier I capital. Should the Federal Reserve determine that existing trust preferred securities no longer qualify as Tier I capital, a Capital Treatment Event (as defined in the agreements) would occur and provide the Company with the right to redeem the Debentures prior to their otherwise noted early redemption dates.

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

The Company occupies certain facilities under operating lease agreements. Gross rental expense related to the Company’s operating leases was $2.2 million in 2003, $2.1 million in 2002 and $1.1 million in 2001. The Company also leases certain owned premises and receives rental income from such agreements. Gross rental income related to the Company’s buildings totaled $1.1 million, $646,000 and $502,000, in 2003, 2002 and 2001, respectively. In 2003, 2002 and 2001, the Company also recorded equipment lease income of approximately $755,000, $1.2 million and $1.6 million, respectively. Future minimum gross rental payments for office space, future minimum gross rental income, and future minimum equipment lease income as of December 31, 2003 for all noncancelable leases are as follows (in thousands):

	Future	Future	Future
	minimum	minimum	minimum
	gross	gross	equipment
	rental	rental	lease
	payments	income	income

2004	$1,956	1,028	534
2005	1,743	745	216
2006	1,688	521	16
2007	1,491	441	—
2008	153	374	—
2009 and thereafter	604	161	—

Total minimum future amounts	$7,635	3,270	766

(17)	Income Taxes

Income tax expense for the years ended December 31, 2003, 2002 and 2001 is summarized as follows (in thousands):

	Years Ended December 31,

	2003	2002	2001

Current income taxes:
Federal	$18,752	13,154	8,492
State	1,662	290	153

Total current income taxes	20,414	13,444	8,645

Deferred income taxes:
Federal	493	446	1,348
State	319	730	443

Total deferred income taxes	812	1,176	1,791

Total income tax expense	$21,226	14,620	10,436

The exercise of certain stock options produced tax benefits of $3.6 million in 2003, $2.8 million in 2002 and $312,000 in 2001 which were recorded directly to shareholders’ equity.

A reconciliation of the differences between taxes computed using the statutory Federal income tax rate of 35% and actual income tax expense is as follows (in thousands):

	Years Ended December 31,

	2003	2002	2001

Computed “expected” income tax expense	$20,770	14,873	10,195
Increase (decrease) in tax resulting from:
Tax-exempt interest, net of interest expense disallowance	(381)	(475)	(469)
State taxes, net of federal tax benefit	1,288	663	388
Income earned on life insurance policies	(691)	(291)	—
Other, net	240	(150)	322

Income tax expense	$21,226	14,620	10,436

2003 ANNUAL REPORT	47

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002

Deferred tax assets:
Allowance for loan losses	$9,763	7,047
Net unrealized losses on securities (SFAS 115)	3,689	—
Net unrealized losses on derivatives (SFAS 133)	145	609
Federal net operating loss carryforward	3,849	3,529
State net operating loss carryforward	—	148
Deferred compensation	1,818	1,101
Other	708	127

Total gross deferred tax assets	19,972	12,561

Deferred tax liabilities:
Premises and equipment	4,638	3,430
Deferred loan fees and costs	693	990
Capitalized servicing rights	1,217	1,056
Goodwill and intangible assets	2,847	1,013
FHLB stock dividends	1,483	505
Net unrealized gains on securities (SFAS 115)	—	137
Other	427	232

Total gross deferred tax liabilities	11,305	7,363

Net deferred tax assets	$8,667	5,198

At December 31, 2003, Wintrust had Federal net operating loss carryforwards of $11.0 million which are available to offset future taxable income. These net operating losses expire in years 2005 through 2022 and are subject to certain statutory limitations.

Management believes that it is more likely than not that the recorded net deferred tax assets will be fully realized and therefore no valuation allowance is necessary. The basis for the conclusion that it is more likely than not that the deferred tax assets will be realized is based on the Company’s historical earnings trend, its current level of earnings and prospects for continued growth and profitability.

(18)	Employee Benefit and Stock Plans

The Wintrust Financial Corporation 1997 Stock Incentive Plan (“the Plan”) permits the grant of incentive stock options, nonqualified stock options, rights and restricted stock. The Plan covers substantially all employees of Wintrust. A total of 4,581,041 shares of Common Stock may be granted under the Plan.

In general the Plan provides options to purchase shares of Wintrust’s common stock at the fair market value of the stock on the date the option was granted. The incentive and nonqualified options generally vest ratably over a five-year period and expire at such time as the Compensation Committee shall determine at the time of grant, however, in no case shall they be exercisable later than ten years after the grant.

A summary of the Plan’s aggregate stock option activity for the years ended December 31, 2003, 2002 and 2001 is as follows:

			Weighted
	Common	Range of	Average
	Shares	Strike Prices	Strike Price

Outstanding at December 31, 2000	2,509,946	$3.87 - 14.50	$8.81
Granted	279,675	12.63 - 20.65	13.78
Exercised	105,774	5.17 - 12.92	9.30
Forfeited or canceled	46,626	5.17 - 12.92	11.31

Outstanding at December 31, 2001	2,637,221	3.87 - 20.65	9.26
Granted	759,409	18.81 - 30.59	21.80
Exercised	492,079	3.87 - 18.00	5.48
Forfeited or canceled	22,688	5.17 - 20.65	12.16

Outstanding at December 31, 2002	2,881,863	5.17 - 30.59	13.19
Conversion of options of acquired companies	100,003	19.82 - 35.05	27.74
Granted	498,200	11.33 - 45.46	41.79
Exercised	347,501	5.17 - 30.59	8.15
Forfeited or canceled	14,560	9.58 - 30.59	22.06

Outstanding at December 31, 2003	3,118,005	$5.17 - 45.46	$18.75

At December 31, 2003, 2002 and 2001, the weighted-average remaining contractual life of outstanding options was 6.1 years, 6.0 years and 5.0 years, respectively. Additionally, at December 31, 2003, 2002 and 2001, the number of options exercisable was 1,772,067, 1,668,709 and 1,935,569, respectively, and the weighted-average per share exercise price of those options was $12.08, $9.50 and $8.16, respectively. Expiration dates for options outstanding at December 31, 2003 range from November 3, 2004 to December 22, 2013.

48	WINTRUST FINANCIAL CORPORATION

The following table presents certain information about the outstanding stock options and the currently exercisable stock options as of December 31, 2003:

Options Outstanding				Options Currently Exercisable

		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Exercise	Remaining	Number	Exercise
Prices	of Shares	Price	Term	of Shares	Price

$ 5.17 - 8.29	437,107	$7.08	1.56 years	437,107	$7.08
9.21 - 11.25	387,141	10.05	4.20 years	318,816	9.99
11.33 - 12.00	657,821	11.77	4.65 years	639,941	11.77
12.29 - 14.50	261,425	12.72	6.67 years	124,760	12.77
18.48 - 18.81	507,165	18.80	8.05 years	105,360	18.79
19.82 - 29.53	228,075	23.54	8.55 years	66,332	20.66
30.57 - 35.05	234,071	31.75	8.33 years	79,751	33.18
43.20 - 45.46	405,200	44.61	9.92 years	—	—

$ 5.17 - 45.46	3,118,005	$18.75	6.13 years	1,772,067	$12.08

Holders of Restricted Stock Unit Awards (“restricted stock”) are entitled to receive at no cost related shares of the Company’s common stock generally over periods of one to three years after the awards are granted. Holders of the restricted stock are not entitled to vote or receive cash dividends (or cash payments equal to the cash dividends) on the underlying common shares until the awards are vested. Except in limited circumstances, these awards are canceled upon termination of employment without any payment of consideration by the Company. In 2003 and 2002, Restricted Stock Unit Awards representing the rights to acquire 25,738 and 47,057 shares of common stock, respectively, were granted, with an average grant-date per share value of $30.83 and $18.82, respectively. As of December 31, 2003, 35,738 Restricted Stock Unit Awards were outstanding. Compensation expense for restricted stock is based on the quoted per share market price of the stock at the grant date and is accrued over the vesting period. Total compensation expense recognized for the restricted stock in 2003 and 2002 was $784,000 and $655,000, respectively. No restricted stock was granted prior to 2002.

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans (“401(k) Plans”). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary reductions at their direction, subject to certain Plan and statutory limitations. Employer contributions to the 401(k) Plans are made at the employer’s discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company’s expense for the employer contributions to the 401(k) Plans was approximately $1.3 million in 2003, $790,000 in 2002 and $246,000 in 2001.

The Wintrust Financial Corporation Employee Stock Purchase Plan (“SPP”) is designed to encourage greater stock ownership among employees, thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock. The Company has reserved 375,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be either newly issued shares of the Company or shares issued from treasury, if any. In accordance with the SPP, the purchase price of the shares of Common Stock may not be lower than the lesser of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the last date for the offering period. The Company’s Board of Directors authorized a purchase price calculation at 90% of fair market value for each of the offering periods. During 2003, 2002 and 2001, a total of 35,848 shares, 34,123 shares and 14,454 shares, respectively, were issued to participant accounts and approximately $314,000, $286,000 and $98,000, respectively, was recognized as compensation expense. The eleventh offering period concludes on March 31, 2004. The Company plans to continue to periodically offer Common Stock through this SPP subsequent to March 31, 2004.

The Company does not currently offer other postretirement benefits such as health care or other pension plans.

2003 ANNUAL REPORT	49

The Wintrust Financial Corporation Directors Deferred Fee and Stock Plan (“DDFS Plan”) allows directors of the Company and its subsidiaries to choose payment of directors fees in either cash or common stock of the Company and to defer the receipt of the fees. The DDFS Plan is designed to encourage stock ownership by directors. The Company has reserved 225,000 shares of its authorized Common Stock for the DDFS Plan. All shares offered under the DDFS Plan will be either newly issued shares of the Company or shares issued from treasury. The number of shares issued is determined on a quarterly basis based on the fees earned during the quarter and the fair market value per share of the Common Stock on the last trading day of the preceding quarter. The shares are issued annually and the directors are entitled to dividends and voting rights upon the issuance of the shares. For those directors that elect to defer the receipt of the Common Stock, the Company maintains records of stock units representing an obligation to issue shares of Common Stock. The number of stock units equals the number of shares that would have been issued had the director not elected to defer receipt of the shares. Additional stock units are credited at the time dividends are paid, however no voting rights are associated with the stock units. The shares of Common Stock represented by the stock units are issued in the year specified by the directors in their participation agreements.

(19)	Regulatory Matters

Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. No cash dividends were paid to Wintrust by the Banks for the year ended, December 31, 2002. During 2001 and 2003, cash dividends totaling $13.5 million and $5.5 million, respectively, were paid to Wintrust by the Banks. As of January 1, 2004, the Banks had approximately $76.4 million available to be paid as dividends to Wintrust; however, only $35.4 million was available as dividends from the Banks without reducing their capital below the well-capitalized level.

The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 2003 and 2002, reserve balances of approximately $36.2 million and $23.0 million, respectively, were required.

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Banks’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 leverage capital (as defined) to average quarterly assets (as defined).

The Federal Reserve’s capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum leverage ratio of Tier 1 Capital to total assets of 3.0% for strong bank holding companies (those rated a composite “1” under the Federal Reserve’s rating system). For all other banking holding companies, the minimum ratio of Tier 1 Capital to total assets is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. As reflected in the following table, the Company met all minimum capital requirements at December 31, 2003 and 2002:

	2003	2002

Total Capital to Risk Weighted Assets	12.1%	9.4%
Tier 1 Capital to Risk Weighted Assets	10.2	8.0
Tier 1 Leverage Capital to Average Quarterly Assets	8.9	7.0

In connection with the acquisition of the Wayne Hummer Companies, Wintrust became designated as a Financial Holding Company. Bank holding companies approved as financial holding companies may engage in an expanded range of activities, including the businesses conducted by the Wayne Hummer Companies. As a financial holding company, Wintrust’s Banks are required to maintain their capital positions at the “well-capitalized” level.

50	WINTRUST FINANCIAL CORPORATION

As of December 31, 2003, the most recent notification from the Banks’ primary federal regulators, the Banks were categorized as well capitalized under the regulatory framework for prompt corrective action. The ratios required for the Banks to be “well capitalized” by regulatory definition are 10.0%, 6.0%, and 5.0% for Total Capital to Risk Weighted Assets, Tier 1 Capital to Risk Weighted Assets and Tier 1 Leverage Capital to Average Quarterly Assets, respectively. There are no conditions or events since the most recent notification that management believes would materially affect the Banks’ regulatory capital categories.

The Banks’ actual capital amounts and ratios as of December 31, 2003 and 2002 are presented in the following table (dollars in thousands):

	December 31, 2003				December 31, 2002
			To Be Well				To Be Well
			Capitalized by				Capitalized by
	Actual		Regulatory Definition		Actual		Regulatory Definition
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets):
Lake Forest Bank	$103,027	11.4%	$90,672	10.0%	$80,218	11.0%	$73,006	10.0%
Hinsdale Bank	63,125	10.8	58,609	10.0	54,447	10.7	50,899	10.0
North Shore Bank	74,785	10.9	68,438	10.0	71,121	11.4	62,409	10.0
Libertyville Bank	54,896	11.0	50,061	10.0	43,036	10.4	41,408	10.0
Barrington Bank	49,150	10.7	46,143	10.0	39,859	10.9	36,697	10.0
Crystal Lake Bank	39,975	11.6	34,499	10.0	28,708	12.3	23,310	10.0
Northbrook Bank	21,780	10.7	20,303	10.0	17,093	12.4	13,801	10.0
Advantage Bank	13,055	12.1	10,752	10.0	—	—	—	—
Village Bank	6,632	11.9	5,569	10.0	—	—	—	—

Tier 1 Capital (to Risk Weighted Assets):
Lake Forest Bank	$97,270	10.7%	$54,403	6.0%	$75,736	10.4%	$43,803	6.0%
Hinsdale Bank	58,584	10.0	35,165	6.0	50,736	10.0	30,539	6.0
North Shore Bank	70,432	10.3	41,063	6.0	67,827	10.9	37,446	6.0
Libertyville Bank	51,597	10.3	30,036	6.0	40,432	9.8	24,845	6.0
Barrington Bank	45,874	9.9	27,686	6.0	37,492	10.2	22,018	6.0
Crystal Lake Bank	38,222	11.1	20,699	6.0	27,533	11.8	13,986	6.0
Northbrook Bank	20,525	10.1	12,182	6.0	16,323	11.8	8,281	6.0
Advantage Bank	11,929	11.1	6,451	6.0	—	—	—	—
Village Bank	6,009	10.8	3,342	6.0	—	—	—	—

Tier 1 Leverage Capital (to Average Quarterly Assets):
Lake Forest Bank	$97,270	8.7%	$55,897	5.0%	$75,736	8.1%	$46,887	5.0%
Hinsdale Bank	58,584	8.2	35,650	5.0	50,736	8.1	31,402	5.0
North Shore Bank	70,432	8.6	40,952	5.0	67,827	9.4	35,939	5.0
Libertyville Bank	51,597	9.0	28,813	5.0	40,432	8.4	24,135	5.0
Barrington Bank	45,874	8.5	27,085	5.0	37,492	8.6	21,752	5.0
Crystal Lake Bank	38,222	9.7	19,680	5.0	27,533	9.8	13,992	5.0
Northbrook Bank	20,525	8.4	12,279	5.0	16,323	9.3	8,798	5.0
Advantage Bank	11,929	9.7	6,142	5.0	—	—	—	—
Village Bank	6,009	7.8	3,841	5.0	—	—	—	—

Wayne Hummer Investments, LLC (WHI) and Focused Investments, LLC (FI), as securities broker-dealers, are also subject to various capital rules imposed by the New York Stock Exchange and the Securities and Exchange Commission. At December 31, 2003, WHI had net capital of $5.0 million, which was $4.2 million in excess of its required minimum net capital and FI had net capital of $270,000, which was $220,000 in excess of its required minimum net capital.

2003 ANNUAL REPORT	51

(20) Commitments and Contingencies

The Company has outstanding, at any time, a number of commitments to extend credit to its customers. These commitments include revolving home line and other credit agreements, term loan commitments and standby letters of credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. As of December 31, 2003 and 2002, commitments to extend commercial, commercial real estate and construction loans totaled $784.2 million and $577.3 million, respectively, and unused home equity lines totaled $473.7 million and $385.3 million, respectively. Standby and commercial letters of credit totaled $44.1 million at December 31, 2003 and $29.4 million at December 31, 2002.

In addition, at December 31, 2003, the Banks had approximately $15.7 million in commitments to fund residential mortgage loans to be sold into the secondary market. These lending commitments are also considered derivative instruments under the guidelines of SFAS 133. The Banks also enter into forward contracts for the future delivery of residential mortgage loans at specified interest rates to reduce the interest rate risk associated with commitments to fund loans as well as mortgage loans held-for-sale. These contracts are also considered derivative instruments under SFAS 133 and totaled approximately $39.7 million as of December 31, 2003. See Note 21 for further discussion on derivative instruments.

In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2003 and 2002, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $113.4 million and $141.1 million, respectively.

In the ordinary course of business, there are legal proceedings pending against the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.

(21) Derivative Financial Instruments

The Company enters into certain derivative financial instruments as part of its strategy to manage its exposure to market risk. Market risk is the possibility that, due to changes in interest rates or other economic conditions, the Company’s net interest income will be adversely affected. These derivative instruments represent contracts between parties that result in one party delivering cash to the other party based on a notional amount and an underlying rate as specified in the contract. The amount of cash delivered from one party to the other is determined based on the interaction of the notional amount of the contract with the underlying rate. Derivatives could also be implicit in certain contracts and commitments. The derivative financial instruments that have been utilized by the Company include interest rate cap and interest rate swap contracts. The amounts potentially subject to market and credit risks are the streams of interest payments under the contracts and not the notional principal amounts used to express the volume of the transactions.

The Company recognizes derivative financial instruments at fair value on the Consolidated Statement of Condition, regardless of the purpose or intent for holding the instrument. Derivatives are included in other assets or other liabilities, as appropriate. Changes in the fair value of derivative financial instruments are either recognized in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income in the same period and in the same income statement line as the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective hedges, are recorded as a component of comprehensive income, net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in non-interest income or non-interest expense, as appropriate, during the period of the change. Derivative contracts are valued using market values provided by the respective counterparties and are periodically validated by comparison with other third parties.

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

52	WINTRUST FINANCIAL CORPORATION

Summary information related to derivatives used by the Company for interest-rate risk management and designated as accounting hedges under SFAS 133 at December 31, 2003 and 2002 follows (in thousands):

	2003		2002
	Notional	Derivative	Notional	Derivative
	Amount	Liability	Amount	Liability
CASH FLOW HEDGES
Notes payable:
Pay-fixed interest rate swap, matures February 2004	$25,000	245	25,000	1,125
Subordinated note:
Pay-fixed interest rate swap, matures October 2012	25,000	331	25,000	723
Deposit products:
Interest rate caps, matured February 2003	—	—	50,000	—

Total Cash Flow Hedges	50,000	576	100,000	1,848

FAIR VALUE HEDGES
9.0% Trust-preferred securities:
Callable, receive-fixed interest rate swap, matures September 2028	31,050	632	31,050	156

Total Fair Value Hedges	31,050	632	31,050	156

Total derivatives used for interest rate risk management and designated in SFAS 133 relationships	$81,050	1,208	131,050	2,004

All of the interest rate derivatives designated as hedges in SFAS 133 relationships were considered highly effective for the years ending December 31, 2003 and 2002, and none of the changes in fair value of these derivatives was attributed to hedge ineffectiveness.

The estimated amount of the existing losses on derivatives at December 31, 2003 that is expected to be reclassified into earnings within the next twelve months is approximately $462,000.

The Company does not enter into derivatives for purely speculative purposes. However, certain derivatives have not been designated in a SFAS 133 hedge relationship. These derivatives include commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of residential mortgage loans. It is the Company’s practice to enter into forward commitments for the future delivery of fixed rate residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates on its commitments to fund the loans as well as on its portfolio of mortgage loans held-for-sale. At December 31, 2003, the Company had approximately $15.7 million of interest rate lock commitments and $39.7 million of forward commitments for the future delivery of residential mortgage loans. The fair values of these derivatives at December 31, 2003 were nominal. The fair values were estimated based on changes in mortgage rates from the date of the commitments.

At December 31, 2002, the Company had $25 million of notional principal amounts of interest rate caps that were not designated as hedges pursuant to SFAS 133. The contract outstanding at December 31, 2002 expired on January 1, 2003. No interest rate cap contracts were entered into in 2003.

Periodically, the Company will sell options to a bank or dealer for the right to purchase certain securities held within the Banks’ investment portfolios. These covered call option transactions are designed primarily to increase the total return associated with holding these securities as earning assets. These covered call options do not qualify as hedges pursuant to SFAS 133, and accordingly, changes in the fair value of these contracts (which over the term of the contract equals the fee received from selling the options) are recognized as other non-interest income. There were no call options outstanding as of December 31, 2003 or 2002.

Derivatives owned by the Company on January 1, 2001, the date the Company adopted SFAS 133, were not designated as hedges in accordance with SFAS 133. As a result, the effect of recording the derivatives at fair value upon adoption resulted in a charge of $254,000 (net of tax) in the Consolidated Statement of Income to reflect the cumulative effect of a change in accounting principle.

2003 ANNUAL REPORT	53

(22) Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2003 and 2002 (in thousands):

	At December 31, 2003		At December 31, 2002
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial Assets:
Cash and cash equivalents	$174,777	174,777	261,340	261,340
Available-for-sale securities	906,881	906,881	547,679	547,679
Trading account securities	3,669	3,669	5,558	5,558
Brokerage customer receivables	33,912	33,912	37,592	37,592
Mortgage loans held-for-sale	24,041	24,041	90,446	90,446
Loans, net of unearned income	3,297,794	3,322,801	2,556,086	2,565,618
Accrued interest receivable	12,532	12,532	11,536	11,536

Total financial assets	$4,453,606	4,478,613	3,510,237	3,519,769

Financial Liabilities:
Non-maturity deposits	$1,761,191	1,761,191	1,438,849	1,438,849
Deposits with stated maturities	2,115,430	2,134,953	1,650,275	1,673,514
Notes payable	26,000	26,000	44,025	44,025
Federal Home Loan Bank advances	144,026	151,993	140,000	151,782
Subordinated notes	50,000	50,000	25,000	25,000
Other borrowings	78,069	78,069	46,708	46,708
Long-term debt - trust preferred securities	96,811	101,595	50,894	55,883
Accrued interest payable	5,647	5,647	4,573	4,573

Total financial liabilities	$4,277,174	4,309,448	3,400,324	3,440,334

Derivative contracts:
Interest rate cap agreements	—	—	—	—
Interest rate swap contracts	$(1,208)	(1,208)	(2,004)	(2,004)

Cash and cash equivalents: Cash and cash equivalents include cash and demand balances from banks, Federal funds sold and securities purchased under resale agreements and interest bearing deposits with banks. The carrying value of cash and cash equivalents approximates fair value due to the short maturity of those instruments.

Available-for-sale Securities: The fair values of available-for-sale securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based quoted market prices of comparable assets.

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

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are analyzed by type such as commercial, residential real estate, etc. Each category is further segmented by interest rate type (fixed and variable) and term.

For variable-rate loans that reprice frequently, estimated fair values are based on carrying values. The fair value of residential loans is based on secondary market sources for securities backed by similar loans, adjusted

54	WINTRUST FINANCIAL CORPORATION

for differences in loan characteristics. The fair value for other fixed rate loans is estimated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect credit and interest rate inherent in the loan.

Accrued interest receivable and accrued interest payable: The carrying values of accrued interest receivable and accrued interest payable approximate market values due to the relatively short period of time to expected realization.

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

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances is determined using a discounted cash flow analysis based on current market rates of similar maturity debt securities to discount cash flows.

Subordinated notes: The carrying value of the subordinated notes payable approximates fair value due to the relatively short period time to repricing of variable interest rates.

Other borrowings: Carrying value of other borrowings approximates fair value due to the relatively short period of time to maturity or repricing.

Long-term debt - trust preferred securities: The fair value of long-term debt - trust preferred securities of Wintrust Capital Trust I and Wintrust Capital Trust II, which have fixed rates of interest, are determined based on the quoted market prices as of the last business day of the year. The fair value of the long-term debt - trust preferred securities of Wintrust Capital Trust III and Wintrust Statutory Trust IV, which have variable interest rates, approximates carrying value.

Interest rate cap and swap agreements: The fair value is based on quoted market prices as of the last business day of the year.

Commitments to extend credit and standby letters of credit: The fair value of commitments to extend credit is based on fees currently charged to enter into similar arrangements, the remaining term of the agreement, the present creditworthiness of the counterparty, and the difference between current interest rates and committed interest rates on the commitments. The majority of the Company’s commitments contain variable interest rates; thus the carrying value approximates fair value.

The fair value of letters of credit is based on fees currently charged for similar arrangements. The fair value of such commitments is not material and is not shown here.

The above fair value estimates were made at a point in time based on relevant market information and other assumptions about the financial instruments. As no active market exists for a significant portion of the Company’s financial instruments, fair value estimates were based on judgements regarding current economic conditions, future expected cash flows and loss experience, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and therefore cannot be calculated with precision. Changes in these assumptions could significantly affect these estimates. In addition, the fair value estimates only reflect existing on and off-balance sheet financial instruments and do not attempt to assess the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the value of depositor relationships, premises and equipment, intangible assets and the Company’s trust and asset management businesses have not been considered.

2003 ANNUAL REPORT	55

(23) Shareholders’ Equity

A summary of the Company’s common and preferred stock at December 31, 2003 and 2002, is as follows:

	2003	2002
Common Stock:
Shares authorized	30,000,000	30,000,000
Shares issued	20,066,265	17,216,270
Shares outstanding	20,066,265	17,216,270
Cash dividend per share	$0.16	$0.12

Preferred Stock:
Shares authorized	20,000,000	20,000,000
Shares issued	—	—
Shares outstanding	—	—

The Company reserves shares of its authorized common stock specifically for its Stock Incentive Plan, its Employee Stock Purchase Plan and its Directors Deferred Fee and Stock Plan. The reserved shares and these plans are detailed in Note 18 - Employee Benefit and Stock Plans.

The Company has designated 100,000 shares of its preferred stock as Junior Serial Preferred Stock A. These shares were designated in connection with the adoption of a Shareholder Rights Plan in 1998, and are reserved for issuance in the event the Rights become exercisable under the plan. The Rights could be triggered in certain circumstances related to a person or group acquiring more than 15% of the Company’s stock or commencing a tender or exchange offer to acquire 15% or more of the Company’s stock without prior approval of the Company’s Board of Directors. The Rights are evidenced by the certificates representing shares of Common Stock, are nondetachable and do not trade separately. The Rights will expire in April 2008.

The Company has issued warrants to acquire common stock. The warrants entitle the holders to purchase one share of the Company’s common stock at purchase prices ranging from $9.90 to $30.50 per share. Warrants outstanding at December 31, 2003 and 2002 were 226,089 and 204,312, respectively. Expiration dates on the remaining outstanding warrants at December 31, 2003 range from April 2004 through February 2013.

In September 2003, the Company issued 1,377,108 of common stock, including the underwriters’ over-allotment option, through a public offering. Net proceeds to the Company from the sale, after deducting the underwriting discount and estimated offering expenses, were approximately $46.1 million.

The Company issued 81,976 shares of common stock in February 2003, 670,875 shares of common stock in October 2003 and 257,202 shares of common stock in December 2003 in connection with the acquisitions of LFCM, Advantage Bank and Village Bank, respectively. Additionally, 60,000 warrants to acquire the Company’s common stock at $30.50 were issued in the LFCM acquisition.

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

At the January 2004 Board of Directors meeting, a semiannual cash dividend of $0.10 per share ($0.20 on an annualized basis) was declared. It was paid on February 19, 2004 to shareholders of record as of February 5, 2004.

56	WINTRUST FINANCIAL CORPORATION

The following table summarizes the components of other comprehensive income, including the related income tax effects, for the years ending December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
Unrealized net gain (loss) on available-for-sale securities	$(10,336)	3,168	(1,747)
Related tax (expense) benefit	3,602	(1,105)	588

Net after tax unrealized gain (loss) on available-for-sale securities	(6,734)	2,063	(1,159)

Less: reclassification adjustment for net gains realized in net income during the year	642	107	337
Related tax expense	(225)	(38)	(118)

Net after tax reclassification adjustment	417	69	219

Unrealized net gain (loss) on available-for-sale securities, net of reclassification adjustment	(7,151)	1,994	(1,378)

Unrealized net gain (loss) on derivatives used as cash flow hedges	1,322	(871)	(866)
Related tax (expense) benefit	(463)	305	303

Unrealized net gain (loss) on derivatives used as cash flow hedges	859	(566)	(563)

Total other comprehensive income (loss)	$(6,292)	1,428	(1,941)

A rollforward of the change in accumulated other comprehensive income for the years ending December 31, 2003, 2002 and 2001 is as follows (in thousands):

	2003	2002	2001
Accumulated other comprehensive loss at beginning of year	$(876)	(2,304)	(363)
Other comprehensive income (loss)	(6,292)	1,428	(1,941)

Accumulated other comprehensive loss at end of year	$(7,168)	(876)	(2,304)

Accumulated other comprehensive income at December 31, 2003, 2002 and 2001 is comprised of the following components (in thousands):

	2003	2002	2001
Accumulated unrealized gains (losses) on securities available-for-sale	$(6,899)	253	(1,741)
Accumulated unrealized losses on derivatives used as cash flow hedges	(269)	(1,129)	(563)

Total accumulated other comprehensive loss at end of year	$(7,168)	(876)	(2,304)

(24) Segment Information

The Company’s operations consist of five primary segments: banking, premium finance, indirect auto, Tricom and wealth management. Through its nine bank subsidiaries located in several affluent suburban Chicago communities, the Company provides traditional community banking products and services to individuals and businesses such as accepting deposits, advancing loans, administering ATMs, maintaining safe deposit boxes, and providing other related services. The Premium Finance operations consist of financing the payment of commercial insurance premiums, on a national basis, through FIFC. Significant portions of the loans originated by FIFC are sold to the Banks and are retained in each of their loan portfolios. The Indirect Auto segment is operated from one of the Company’s bank subsidiaries and is in the business of providing high quality new and used auto loans through a network of auto dealerships within the Chicago metropolitan area. All loans originated by this segment are currently retained within the Banks’ loan portfolios. The Tricom segment encompasses the operations of the Company’s non-bank subsidiary that provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients throughout the United States. The Wealth Management segment includes WHTC, WHAMCO, WHI and FI. In addition to offering trust services to existing customers of the Banks, WHTC targets affluent individuals and small to mid-size businesses whose needs command personalized attention by experienced trust and asset management professionals. WHI provides a fullrange of investment products and services tailored to meet the specific needs of individual investors, primarily in the Midwest. Additionally, WHAMCO is the investment advisory affiliate of WHI and is advisor to the Wayne Hummer family of mutual funds. FI, a NASD broker/dealer, provides a full range of investment services to clients through a network of relationships with community-based financial institutions primarily in Illinois.

The five reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, each segment’s customer base has varying characteristics. The Banking and Indirect Auto segments also have a different regulatory environment than the Premium Finance, Tricom and Wealth Management segments. While the Company’s chief decision makers monitor each of the nine bank subsidiaries’ operations and profitability separately, these subsidiaries have been aggregated into one reportable operating segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.

2003 ANNUAL REPORT	57

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

The following is a summary of certain operating information for reportable segments (in thousands):

						Parent &
		Premium	Indirect		Wealth	Intersegment
	Banking	Finance	Auto	Tricom	Management	Eliminations	Consolidated
2003
Net interest income (expense)	$108,283	44,531	6,964	3,647	6,852	(49,785)	120,492
Provision for loan losses	10,183	2,165	758	30	—	(2,137)	10,999
Noninterest income	33,406	5,411	73	4,165	29,761	(224)	72,592
Noninterest expense	73,307	11,915	2,346	5,101	36,112	(6,040)	122,741
Income tax expense (benefit)	20,616	14,237	1,561	1,086	181	(16,455)	21,226

Net income (loss)	$37,583	21,625	2,372	1,595	320	(25,377)	38,118

Total assets at end of period	$4,683,537	773,366	182,917	35,733	76,576	(1,004,731)	4,747,398

2002
Net interest income (expense)	$89,264	34,014	8,008	4,246	4,056	(41,460)	98,128
Provision for loan losses	8,761	3,158	786	40	—	(2,424)	10,321
Noninterest income	25,864	4,623	50	3,501	26,152	482	60,672
Noninterest expense	62,324	10,761	2,239	5,053	30,730	(5,123)	105,984
Income tax expense (benefit)	15,329	9,813	1,998	1,081	(192)	(13,409)	14,620

Net income (loss)	$28,714	14,905	3,035	1,573	(330)	(20,022)	27,875

Total assets at end of period	$3,645,466	517,359	184,018	34,977	75,354	(735,619)	3,721,555

2001
Net interest income (expense)	$69,937	26,911	6,796	3,936	755	(34,321)	74,014
Provision for loan losses	7,023	3,611	928	88	—	(3,750)	7,900
Noninterest income	18,520	4,520	10	4,084	1,966	(332)	28,798
Noninterest expense (1)	49,059	10,288	2,203	5,813	3,421	(4,586)	66,198
Income tax expense (benefit) (1)	11,528	6,960	1,459	870	(257)	(10,285)	10,275

Net income (loss)	$20,847	10,572	2,216	1,249	(413)	(16,032)	18,439

Total assets at end of period	$2,674,121	375,221	189,912	28,121	5,588	(567,541)	2,705,422

(1)	Includes amounts reported as a cumulative effect of accounting change.

The Premium Finance and Indirect Auto segment information shown in the above tables was derived from their internal profitability reports, which assumes that all loans originated and sold to the banking segment are retained within the segment that originated the loans. All related loan interest income, allocations for interest expense, provisions for loan losses and allocations for other expenses are included in the premium finance and indirect auto segments. The Banking segment information also includes all amounts related to these loans, as these loans are retained within the Banks’ loan portfolios. Accordingly, the Intersegment Eliminations include adjustments necessary for each category to agree with the related consolidated financial statements.

58	WINTRUST FINANCIAL CORPORATION

(25) Condensed Parent Company Financial Statements

Condensed Balance Sheets
 (in thousands):

	December 31,
	2003	2002
Assets
Cash	$65,299	55
Other investments	4,443	155
Loans	234	1,700
Investment in subsidiaries	454,556	350,462
Other assets	14,779	7,837

Total assets	$539,311	360,209

Liabilities and Shareholders’ Equity
Other liabilities	$11,384	6,710
Notes payable	26,000	44,025
Subordinated note	50,000	25,000
Other borrowings	3,700	5,000
Long-term debt - trust preferred securities	98,390	52,472
Shareholders’ equity	349,837	227,002

Total liabilities and shareholders’ equity	$539,311	360,209

Condensed Statements of Income
 (in thousands):

	Years Ended December 31,
	2003	2002	2001
Income
Dividends from subsidiaries	$5,500	—	13,500
Other income	266	829	284

Total income	5,766	829	13,784

Expenses
Interest expense	8,882	7,836	7,082
Salaries and employee benefits	2,024	1,271	692
Amortization of goodwill	—	—	104
Other expenses	2,325	1,756	1,723

Total expenses	13,231	10,863	9,601

Income (loss) before income taxes and equity in undistributed net income of subsidiaries	(7,465)	(10,034)	4,183
Income tax benefit	(4,726)	(3,642)	(3,515)

Income (loss) before equity in undistributed net income of subsidiaries	(2,739)	(6,392)	7,698
Equity in undistributed net income of subsidiaries	40,857	34,267	10,741

Net income	$38,118	27,875	18,439

Condensed Statements of Cash Flows
 (in thousands):

	Years Ended December 31,
	2003	2002	2001
Operating activities:
Net income	$38,118	27,875	18,439
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	166	185	398
Deferred income tax expense (benefit)	585	251	(135)
Tax benefit from exercises of stock options	3,579	2,809	312
Increase in other assets	(5,643)	(1,863)	(2,971)
Increase in other liabilities	3,687	4,422	1,345
Equity in undistributed net income of subsidiaries	(40,857)	(34,267)	(10,741)

Net cash provided by (used for) operating activities	(365)	(588)	6,647

Investing activities:
Capital contributions to subsidiaries	(29,876)	(51,598)	(48,150)
Cash paid for business combinations	(1,954)	(8,437)	—
Other investing activity, net	(1,018)	(549)	231

Net cash used for investing activities	(32,848)	(60,584)	(47,919)

Financing activities:
Increase (decrease) in notes payable, net	(19,325)	(2,550)	19,000
Proceeds from issuance of subordinated notes	25,000	25,000	—
Proceeds from trust preferred securities offering	45,000	—	—
Common stock issuance, net	46,144	36,512	22,222
Common stock issued upon exercise of stock options	2,829	2,695	984
Common stock issued through employee stock purchase plan	1,229	974	254
Proceeds from conversion of common stock warrants	381	277	11
Dividends paid	(2,784)	(1,903)	(1,279)
Purchases of common stock	(17)	(10)	—

Net cash provided by financing activities	98,457	60,995	41,192

Net increase (decrease) in cash	65,244	(177)	(80)
Cash at beginning of year	55	232	312

Cash at end of year	$65,299	55	232

2003 ANNUAL REPORT	59

(26) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share for 2003, 2002 and 2001 (in thousands, except per share data):

			2003	2002	2001
Net income	(A	)	$38,118	27,875	18,439

Average common shares outstanding	(B	)	18,032	16,334	13,734
Effect of dilutive common shares			1,187	1,111	811

Weighted average common shares and effect of dilutive common shares	(C	)	19,219	17,445	14,545

Net income per common share - Basic	(A/B	)	$2.11	1.71	1.34
Net income per common share - Diluted	(A/C	)	$1.98	1.60	1.27

The effect of dilutive common shares outstanding results from stock options, restricted stock unit awards, stock warrants, shares to be issued under the SPP and the DDFS Plan all being treated as if they had been either exercised or issued, and are computed by application of the treasury stock method.

(27) Quarterly Financial Summary (Unaudited)

The following is a summary of quarterly financial information for the years ended December 31, 2003 and 2002 (in thousands, except per share data):

	2003 Quarters				2002 Quarters
	First	Second	Third	Fourth	First	Second	Third	Fourth
Interest income	$47,239	49,265	52,473	55,014	41,971	44,538	47,545	48,179
Interest expense	20,635	20,937	20,581	21,345	19,803	20,121	22,130	22,051

Net interest income	26,604	28,328	31,892	33,669	22,168	24,417	25,415	26,128
Provision for loan losses	2,641	2,852	2,909	2,597	2,348	2,483	2,504	2,986

Net interest income after provision for loan losses	23,963	25,476	28,983	31,072	19,820	21,934	22,911	23,142
Non-interest income, excluding net securities gains (losses)	17,357	18,885	18,412	17,296	12,967	13,709	15,761	18,128
Net securities gains (losses)	386	220	31	5	(215)	62	196	64
Non-interest expense	28,911	30,509	31,839	31,482	22,679	25,906	27,944	29,455

Income before income taxes	12,795	14,072	15,587	16,891	9,893	9,799	10,924	11,879
Income tax expense	4,532	5,053	5,680	5,962	3,531	3,492	3,640	3,957

Net income	$8,263	9,019	9,907	10,929	6,362	6,307	7,284	7,922

Net income per common share:
Basic	$0.48	0.52	0.56	0.55	0.42	0.40	0.43	0.46
Diluted	$0.45	0.49	0.53	0.52	0.40	0.37	0.40	0.43
Cash dividends declared per common share	$0.08	—	0.08	—	0.06	—	0.06	—

60	WINTRUST FINANCIAL CORPORATION

Report of Independent Auditors

The Board of Directors
Wintrust Financial Corporation

We have audited the accompanying consolidated statements of condition of Wintrust Financial Corporation and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

/s/ Ernst & Young LLP

Chicago, Illinois
February 13, 2004

2003 ANNUAL REPORT	61

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion highlights the significant factors affecting the operations and financial condition of Wintrust for the three years ended December 31, 2003. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes thereto, and Selected Financial Highlights appearing elsewhere within this report. This discussion contains forward-looking statements concerning the Company’s business that are based on estimates and involve risks and uncertainties. Therefore, future results could differ significantly from management’s current expectations and the related forward-looking statements. See the last section of this discussion for further information regarding forward-looking statements.

OPERATING SUMMARY

Wintrust’s key measures of profitability and balance sheet growth are shown in the following table (dollars in thousands, except per share data):

	Years Ended
	December 31,		% or
			basis point
	2003	2002	(bp)change
Net income	$38,118	$27,875		37%
Net income per diluted common share	$1.98	$1.60		24%
Net revenues	$193,084	$158,800		22%
Net interest income	$120,492	$98,128		23%
Net interest margin	3.20%	3.34%	(14	) bp
Core net interest margin (1)	3.32%	3.51%	(19	) bp
Net overhead ratio (2)	1.22%	1.41%	(19	) bp
Efficiency ratio (3)	63.52%	66.41%	(289	) bp
Return on average assets	0.93%	0.87%	6	bp
Return on average equity	14.36%	14.76%	(40	) bp
At end of period:
Total assets	$4,747,398	$3,721,555		28%
Total loans	$3,297,794	$2,556,086		29%
Total deposits	$3,876,621	$3,089,124		25%
Total equity	$349,837	$227,002		54%
Book value per common share	$17.43	$13.19		32%
Market price per common share	$45.10	$31.32		44%
Common shares outstanding	20,066,265	17,216,270		17%

(1)	Core net interest margin excludes interest expense associated with Wintrust’s Long-term Debt - Trust Preferred Securities.

(2)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income, and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(3)	The efficiency ratio is calculated by dviding total non-interest expense by tax-equivalent net revenues (excluding securities gains or losses). A lower ratio indicates more efficient revenue generation.

Wintrust’s net income increased 37% in 2003, after increasing 51% in 2002. On a per share basis, net income per diluted common share increased 24% in 2003 and 26% in 2002. The lower growth rates in the earnings per share in 2003 and 2002, as compared to net income, were due to the issuances of approximately 1.4 million shares of common stock in 2003 and an additional 1.4 million share of common stock in 2002 from additional stock offerings as well as the issuances of 1.0 million shares in 2003 in connection with the acquisitions of LFCM, Advantage Bank and Village Bank and 762,742 shares in February 2002 in connection with acquisition of the Wayne Hummer Companies.

On January 24, 2002, the Company’s Board of Directors approved a 3-for-2 stock split of the Company’s common stock which was effected in the form of a 50% stock dividend. All historical share data and per share amounts included in this report have been restated to reflect the stock split.

Please refer to the Consolidated Results of Operations section later in this discussion for further analysis of the Company’s operations for the past three years.

NON-GAAP FINANCIAL MEASURES/RATIOS

Certain non-GAAP performance measures and ratios are used by management to evaluate and measure the Company’s performance. These include taxable-equivalent net interest income (including its individual components), net interest margin (including its individual components), core net interest margin and the efficiency ratio. Management believes that these measures and ratios provide users of the Company’s financial information a more accurate view of the performance of the interest-earning assets and interest-bearing liabilities and of the Company’s operating efficiency for comparative purposes. Other financial holding companies may define or calculate these measures and ratios differently.

Management reviews yields on certain asset categories and the net interest margin of the Company, and its banking subsidiaries, on a fully taxable-equivalent basis (“FTE”). In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income on a taxable-equivalent basis is also used in the calculation of the Company’s efficiency ratio. The efficiency ratio, which is calculated by dividing non-interest expense by total taxable-equivalent net revenue (less securities gains or losses), measures how much it costs to produce one dollar of revenue. Securities gains or losses are excluded

62	WINTRUST FINANCIAL CORPORATION

from this calculation to better match revenue from daily operations to operational expenses.

Management also evaluates the net interest margin excluding the interest expense associated with the Company’s Long-term Debt - Trust Preferred Securities (“Core Net Interest Margin”). Because these instruments are utilized by the Company primarily as capital instruments, management finds it useful to view the net interest margin excluding this expense and deems it to be a more accurate view of the operational net interest margin of the Company.

The following table presents a reconciliation of the non-GAAP measures of taxable equivalent net interest income and net interest margin, core net interest margin and the efficiency ratio to the most directly comparable GAAP financial measures for the years ended December 31, 2003 and 2002 (dollars in thousands):

	Years Ended
	December 31,
	2003	2002
(A) Interest income (GAAP)	$203,991	182,233
Taxable-equivalent adjustment
- Loans	474	685
- Liquidity management assets	236	209
- Other earning assets	67	—

Interest income FTE	$204,768	183,127
(B) Interest expense (GAAP)	83,499	84,105

Net interest income - FTE	$121,269	99,022

(C) Net interest income (GAAP) (A minus B)	$120,492	98,128
Net interest income - FTE	$121,269	99,022
Add: Interest expense on long-term debt - trust preferred securities	4,556	4,931

Core net interest income - FTE (1)	$125,825	103,953

(D) Net interest margin (GAAP)	3.18%	3.31%
Net interest margin - FTE	3.20%	3.34%
Core net interest margin - FTE (1)	3.32%	3.51%
(E) Efficiency ratio (GAAP)	63.78%	66.79%
Efficiency ratio - FTE	63.52%	66.41%

(1)	Core net interest income and core net interest margin are by definition a non-GAAP measure/ratio. The GAAP equivalents are the net interest income and net interest margin determined in accordance with GAAP (lines C and D in the table).

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The Company’s Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States and prevailing practices of the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies and accounting principles inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

A summary of the Company’s significant accounting policies is presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this Management’s Discussion and Analysis section, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses, the valuation of the retained interest in the premium finance receivables sold and the valuations required for impairment testing of goodwill as the accounting areas that require the most subjective and complex judgments, and as such could be the most subject to revision as new information becomes available.

2003 ANNUAL REPORT	63

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows in impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Management has established credit committees at each of the Banks that evaluate the credit quality of the loan portfolio and the level of the adequacy of the allowance for loan losses. See Note 1 to the Consolidated Financial Statements and the section titled “Credit Risk and Asset Quality” later in this report for a description of the methodology used to determine the allowance for loan losses.

Sales of Premium Finance Receivables

The gains on the sale of premium finance receivables are determined based on management’s estimates of the underlying future cash flows of the loans sold. Cash flow projections are used to allocate the Company’s initial investment in a loan between the loan, the servicing asset and the Company’s retained interest, including its guarantee obligation, based on their relative fair values. Gains or losses are recognized for the difference between the proceeds received and the cost basis allocated to the loan. The Company’s retained interest includes a servicing asset, an interest only strip and a guarantee obligation pursuant to the terms of the sale agreement. The estimates of future cash flows from the underlying loans incorporate assumptions for prepayments, late payments and other factors. The Company’s guarantee obligation is estimated based on the historical loss experience and credit risk factors of the loans. If actual cash flows from the underlying loans are less than originally anticipated, the Company’s retained interest may be impaired, and such impairment would be recorded as a charge to earnings. Because the terms of the loans sold are less than ten months, the estimation of the cash flows is inherently easier to monitor than if the assets had longer durations, such as mortgage loans. See Note 1 to the Consolidated Financial Statements and the section titled “Non-interest Income” later in this report for further analysis of the gains on sale of premium finance receivables.

Impairment Testing of Goodwill

As required by SFAS 142, the Company performs annual impairment testing of goodwill. Valuations are estimated in good faith by management primarily through the use of internal cash flow models using financial projections in the reporting unit’s business plan.

OVERVIEW AND STRATEGY

Wintrust is a financial holding company, providing traditional community banking services as well as a full array of wealth management services. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. The historical financial performance of the Company has been affected by costs associated with growing market share in deposits and loans, establishing new banks and opening new branch facilities, and building an experienced management team. The Company’s financial performance over the past several years generally reflects improving profitability of its operating subsidiaries, as they mature, offset by the costs of opening new banks and branch facilities. The Company’s experience has been that it generally takes 13-24 months for new banking offices to first achieve operational profitability.

While committed to a continuing growth strategy, management’s ongoing focus is also to balance further asset growth with earnings growth by seeking to more fully leverage the existing capacity within each of the Banks and non-bank subsidiaries. One aspect of this strategy is to continue to pursue specialized lending or earning asset niches in order to maintain the mix of earning assets in higher-yielding loans as well as diversify the loan portfolio. Another aspect of this strategy is a continued focus on less aggressive deposit pricing at the Banks with significant market share and more established customer bases.

Wintrust also provides a full range of wealth management services through its trust, asset management and brokerdealer subsidiaries. Wintrust is committed to growing this segment of its business, as evidenced by its acquisition of the Wayne Hummer Companies in February 2002 and Lake Forest Capital Management in early 2003.

64	WINTRUST FINANCIAL CORPORATION

De Novo Bank Formations, Branch Openings and Acquisitions

The Company has developed its community banking franchise through the formation of seven de novo banks, the opening of branch offices of the Banks and acquisitions. As of December 31, 2003, the Company had nine bank subsidiaries with 36 banking facilities. Construction of several other offices is currently underway. The following table illustrates the progression of the Company’s banking franchise since inception through December 31, 2003. New bank subsidiaries are noted in bold.

Month	Year	Bank	Location	Type of Facility
December	2003	Village Bank	Arlington Heights, Illinois(12)	Bank
December	2003	Village Bank	Prospect Heights, Illinois(11)	Branch
October	2003	Advantage Bank	Elk Grove Village, Illinois(10)	Bank
October	2003	Advantage Bank	Roselle, Illinois(10)	Branch
January	2003	Crystal Lake Bank	Cary, Illinois(9)	Branch
June	2002	Lake Forest Bank	Highland Park, Illinois(8)	Branch
January	2002	Hinsdale Bank	Riverside, Illinois(7)	Branch
September	2001	Barrington Bank	Hoffman Estates(6)	Branch
February	2001	Crystal Lake Bank	McHenry, Illinois(5)	Branch
November	2000	Northbrook Bank	Northbrook, Illinois	Bank
July	2000	Libertyville Bank	Wauconda, Illinois(4)	Branch
May	2000	Libertyville Bank	Wauconda, Illinois(4)	Drive-up
February	2000	Lake Forest Bank	Highwood, Illinois(3)	Branch
October	1999	North Shore Bank	Skokie, Illinois	Branch
September	1999	Crystal Lake Bank	Crystal Lake, Illinois	Branch
March	1999	Crystal Lake Bank	Crystal Lake, Illinois	Drive-up/walk-up
October	1998	Libertyville Bank	Libertyville, Illinois	Branch
May	1998	North Shore Bank	Glencoe, Illinois	Drive-up/walk-up
April	1998	North Shore Bank	Wilmette, Illinois	Walk-up
December	1997	Crystal Lake Bank	Crystal Lake, Illinois	Bank
November	1997	Hinsdale Bank	Western Springs, Illinois(2)	Branch
February	1997	Lake Forest Bank	Lake Forest, Illinois	Drive-up/walk-up
December	1996	Barrington Bank	Barrington, Illinois	Bank
August	1996	Hinsdale Bank	Clarendon Hills, Illinois(1)	Branch
May	1996	North Shore Bank	Winnetka, Illinois	Branch
November	1995	North Shore Bank	Wilmette, Illinois	Drive-up/walk-up
October	1995	Hinsdale Bank	Hinsdale, Illinois	Drive-up/walk-up
October	1995	Libertyville Bank	Libertyville, Illinois	Bank
October	1995	Libertyville Bank	Libertyville, Illinois	Drive-up/walk-up
October	1995	North Shore Bank	Glencoe, Illinois	Branch
May	1995	Lake Forest Bank	West Lake Forest, Illinois	Branch
December	1994	Lake Forest Bank	Lake Bluff, Illinois	Branch
September	1994	North Shore Bank	Wilmette, Illinois	Bank
October	1993	Hinsdale Bank	Hinsdale, Illinois	Bank
April	1993	Lake Forest Bank	Lake Forest, Illinois	Drive-up/walk-up
December	1991	Lake Forest Bank	Lake Forest, Illinois	Bank

(1)	Operates in this location as Clarendon Hills Bank, a branch of Hinsdale Bank.

(2)	Operates in this location as Community Bank of Western Springs, a branch of Hinsdale Bank.

(3)	Operates in this location as Bank of Highwood-Fort Sheridan, a branch of Lake Forest Bank.

(4)	Operates in this location as Wauconda Community Bank, a branch of Libertyville Bank.

(5)	Operates in this location as McHenry Bank & Trust, a branch of Crystal Lake Bank.

(6)	Operates in this location as Hoffman Estates Community Bank, a branch of Barrington Bank.

(7)	Operates in this location as Riverside Bank, a branch of Hinsdale Bank.

(8)	Operates in this location as Highland Park Bank & Trust, a branch of Lake Forest Bank.

(9)	Operates in this location as Cary Bank & Trust, a branch of Crystal Lake Bank.

(10)	Purchased by Wintrust in October 2003; office opened January 2001.

(11)	Purchased by Wintrust in December 2003; office opened May 1995.

(12)	Purchased by Wintrust in December 2003; office opened December 2000.

2003 ANNUAL REPORT	65

Earning Asset, Wealth Management and Other Business Niches

As previously mentioned, the Company continues to pursue specialized earning asset and business niches in order to maximize the Company’s revenue stream as well as diversify its loan portfolio. A summary of the Company’s more significant earning asset niches and non-bank operating subsidiaries follows.

In February 2002, the Company completed its acquisition of the Wayne Hummer Companies, comprising Wayne Hummer Investments LLC (“WHI”), Wayne Hummer Management Company, subsequently renamed Wayne Hummer Asset Management Company (“WHAMC”), and Focused Investments LLC (“FI”), each based in the Chicago area. In February 2003, the Company completed its acquisition of Lake Forest Capital Management (“LFCM”), a registered investment advisor, which was merged into WHAMC.

WHI, a registered broker-dealer, provides a full-range of investment products and services tailored to meet the specific needs of individual investors throughout the country, primarily in the Midwest. Although headquartered in Chicago, WHI also operates an office in Appleton, Wisconsin that opened in 1936 and serves the greater Appleton area. As of December 31, 2003, WHI established branch locations in offices at Lake Forest Bank, Hinsdale Bank and Barrington Bank. It is the Company’s intent to continue to open WHI branches at each of the Banks. WHI is a member of the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, and has approximately $4.7 billion in client assets at December 31, 2003.

WHAMC, a registered investment advisor, is the investment advisory affiliate of WHI and is advisor to the Wayne Hummer family of mutual funds. WHAMC also provides money management services and advisory services to individuals and institutional, municipal and tax-exempt organizations. WHAMC also provides portfolio management and financial supervision for a wide-range of pension and profit sharing plans. At December 31, 2003 individual accounts managed by WHAMC totaled approximately $796 million while the three managed mutual funds had approximately $186 million in total assets.

FI, a NASD member broker/dealer, is a wholly-owned subsidiary of WHI and provides a full range of investment services to clients through a network of relationships with community-based financial institutions primarily in Illinois.

In September 1998, the Company formed a trust subsidiary originally named Wintrust Asset Management Company, which was renamed in May 2002 to Wayne Hummer Trust Company (“WHTC”) to expand the trust and investment management services that were previously provided through the trust department of Lake Forest Bank. With a separately chartered trust subsidiary, the Company is better able to offer trust and investment management services to all communities served by the Banks. In addition to offering these services to existing bank customers at each of the Banks, the Company believes WHTC can successfully compete for trust business by targeting small to mid-size businesses and affluent individuals whose needs command the personalized attention offered by WHTC’s experienced trust professionals. Services offered by WHTC typically include traditional trust products and services, as well as investment management services. Assets under administration by WHTC as of December 31, 2003 were approximately $578 million.

First Insurance Funding Corp. (“FIFC”) is the Company’s most significant specialized earning asset niche, originating approximately $2.3 billion in loan (premium finance receivables) volume during 2003. FIFC makes loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by FIFC working through independent medium and large insurance agents and brokers located throughout the United States. The insurance premiums financed are primarily for commercial customers’ purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud. The majority of these loans are purchased by the Banks in order to more fully utilize their lending capacity. These loans generally provide the Banks higher yields than alternative investments. However, as a result of continued growth in origination volume in 2003, FIFC sold approximately $274 million, or 12%, of the receivables generated during the year to an unrelated third party with servicing retained. The Company began selling the excess of FIFC’s originations over the capacity to retain such loans within the Banks’ loan portfolios during 1999. In addition to recognizing gains on the sale of these receivables, the proceeds provide the Company with additional liquidity. Consistent with the Company’s strategy to be asset-driven, it is probable that similar sales of

66	WINTRUST FINANCIAL CORPORATION

these receivables will occur in the future; however, future sales of these receivables depends on the level of new volume growth in relation to the capacity to retain such loans within the Banks’ loan portfolios. See Consolidated Results of Operations for further information on these loan sales.

In October 1999, the Company acquired Tricom, Inc. (“Tricom”) as part of its continuing strategy to pursue specialized earning asset niches. Tricom is a Milwaukee-based company that has been in business since 1989 and specializes in providing high-yielding, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services to clients in the temporary staffing industry. Tricom’s clients, located throughout the United States, provide staffing services to businesses in diversified industries. These receivables may involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on the marketability of the collateral. The principal sources of repayments on the receivables are payments received by the borrowers from their customers who are located throughout the United States. The Company mitigates this risk by employing lockboxes and other cash management techniques to protect its interests. By virtue of the Company’s funding resources, this acquisition has provided Tricom with additional capital necessary to expand its financing services in a national market. Tricom’s revenue principally consists of interest income from financing activities and fee-based revenues from administrative services. Tricom processed payrolls with associated client billings of approximately $305 million in 2003 and $245 million in 2002.

In addition to the earning asset niches provided by the Company’s non-bank subsidiaries, several earning asset niches operate within the Banks, including indirect auto lending which is conducted through Hinsdale Bank, equipment leasing which is conducted at Lake Forest Bank, and Barrington Bank’s Community Advantage program that provides lending, deposit and cash management services to condominium, homeowner and community associations. In addition, Hinsdale Bank operates a mortgage warehouse lending program that provides loan and deposit services to mortgage brokerage companies located predominantly in the Chicago metropolitan area, and Crystal Lake Bank has recently developed a specialty in small aircraft lending. The Company continues to pursue the development or acquisition of other specialty lending businesses that generate assets suitable for bank investment and/or secondary market sales.

CONSOLIDATED RESULTS OF OPERATIONS

The following discussion of Wintrust’s results of operations requires an understanding that the Company’s bank subsidiaries have all been started as new banks since December 1991. The Company’s premium finance company, FIFC, began limited operations in 1991 as a start-up company. The Company’s trust subsidiary, WHTC, began operations in September 1998. Previously, the Company’s Lake Forest Bank operated a trust department on a much smaller scale than WHTC. Tricom started operations as a new company in 1989 and was acquired by the Company in 1999. In February 2002, Wintrust acquired the Wayne Hummer Companies, expanding and diversifying its revenue streams with asset management and brokerage fees. In February 2003, the Company acquired LFCM to further augment its wealth management business, and in the fourth quarter of 2003, the Company purchased two banks, Advantage Bank and Village Bank. Accordingly, Wintrust is still a young company that has a strategy of continuing to build its customer base and securing broad product penetration in each marketplace that it serves. The Company has expanded its banking franchise from three banks with five offices in 1994 to nine banks with 36 offices at the end of 2003. FIFC has matured from its limited operations in 1991 to a company that generated, on a national basis, $2.3 billion in premium finance receivables in 2003. In addition, WHTC has been building a team of experienced trust professionals who are located within the banking offices of five of the nine subsidiary Banks. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures and existing banks become more profitable, the start-up costs associated with future bank and branch openings and other new financial services ventures will not have as significant an impact on earnings. Additionally, the Company’s more mature banks have several operating ratios that are either comparable to or better than peer group data, suggesting that as the Banks become more established, the overall earnings level will continue to increase.

2003 ANNUAL REPORT	67

Earnings Summary

Net income for the year ended December 31, 2003, totaled $38.1 million, or $1.98 per diluted common share, compared to $27.9 million, or $1.60 per diluted common share in 2002 and $18.4 million, or $1.27 per diluted common share, in 2001. During 2003, net income increased 37% while earnings per diluted common share increased 24% and during 2002, net income increased 51% while earnings per diluted common share increased 26%. The lower growth rates in the earnings per share in 2003 and 2002, as compared to net income, were due to the issuances of approximately 1.4 million shares of common stock in 2003 and an additional 1.4 million shares in 2002 from additional stock offerings as well as the issuances of 1.0 million shares in 2003 in connection with the acquisitions of LFCM, Advantage Bank and Village Bank and of 762,742 shares in February 2002 in connection with acquisition of the Wayne Hummer Companies. Return on average equity was 14.36% in 2003, 14.76% in 2002 and 15.24% in 2001

Net Interest Income

The primary source of the Company’s revenue is net interest income. Net interest income is the difference between interest income and fees on earning assets, such as loans and securities, and interest expense on the liabilities to fund those assets, including interest bearing deposits and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of earning assets and interest bearing liabilities. In order to compare the tax-exempt asset yields to taxable yields, interest income in the following discussion and tables is adjusted to tax-equivalent yields based on the marginal corporate Federal tax rate of 35%.

Tax-equivalent net interest income in 2003 totaled $121.3 million, up from $99.0 million in 2002 and $74.9 million in 2001, representing increases of $22.2 million, or 23%, in 2003 and $24.2 million, or 32%, in 2002. These increases were primarily attributable to increases in average earning assets, offset in part by lower yields and rates. The table presented later in this section, titled “Changes in Interest Income and Expense,” presents the dollar amount of changes in interest income and expense, by major category, attributable to changes in the volume of the balance sheet category and changes in the rate earned or paid with respect to that category of assets or liabilities for 2003 and 2002. Average earning assets increased $819.3 million, or 28%, in 2003 and $818.2 million, or 38%, in 2002. Loans are the most significant component of the earning asset base as they earn interest at a higher rate than the other earning assets. Average loans increased $605.2 million, or 26%, in 2003 and $568.4 million, or 32%, in 2002. Total average loans as a percentage of total average earning assets were 78.2%, 79.4% and 83.2% in 2003, 2002, and 2001, respectively. The average yield on loans was 5.91% in 2003, 6.75% in 2002 and 8.39% in 2001, reflecting decreases of 84 basis points in 2003 and 164 basis points in 2002. These decreases reflect the competitive loan pricing pressures and the sustained decreases in overall market rates experienced during 2002 and 2001. Similarly, the average rate paid on interest bearing deposits, the largest component of the Company’s interest bearing liabilities, was 2.19% in 2003, 2.92% in 2002 and 4.55% in 2001, representing decreases of 73 basis points in 2003 and 163 basis points in 2002.

Net interest margin, which reflects net interest income as a percent of average earning assets, was 3.20% in 2003, 3.34% in 2002 and 3.49% in 2001. The continued lower level of average loans to total average earning assets was a large contributing factor in the net interest margin compression in 2003. Excess funds are invested in lower yielding liquidity management assets. The net interest margin compression in 2002 was due to the Company’s asset sensitive balance sheet and continued decreases in short-term rates throughout 2002 and 2001 causing compression in the spread between the yields earned on interest earning assets and the rates paid on interest bearing liabilities. Since the end of 2001, the Federal Reserve Bank has cut short-term interest rates twice (50 bps in November 2002 and 25 bps in June 2003), continuing the historically low interest rate environment. Net interest margin compression has resulted as deposit rates can not be reduced in the same magnitude as decreases in short term market rates due to the low level of the rate paid on certain deposit accounts.

The core net interest margin, which excludes the impact of the Company’s Trust Preferred Securities, was 3.32% in 2003, 3.51% in 2002 and 3.73% in 2001. Management evaluates the net interest margin excluding the interest expense associated with the Company’s long-term debt -trust preferred securities. Because these instruments are utilized by the Company primarily as capital instruments, management finds it useful to view the net interest margin excluding this expense and deems it to be a more accurate view of the operational net interest margin of the Company. See Non-GAAP Financial Measures/Ratios section of this report.

68	WINTRUST FINANCIAL CORPORATION

Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs

The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate, yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2003, 2002 and 2001. The yields and costs include loan origination fees and certain direct origination costs that are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected, to the extent it is not applied to principal. Such amounts are not material to net interest income or the net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. Net interest income and the related net interest margin have been adjusted to reflect tax-exempt income, such as interest on municipal securities and loans, on a tax-equivalent basis. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

	Years Ended December 31,
	2003			2002			2001
			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance(1)	Interest	Rate	Balance(1)	Interest	Rate	Balance(1)	Interest	Rate
Assets
Interest bearing deposits with banks	$5,885	$127	2.16%	$2,212	$45	2.03%	$385	$10	2.60%
Securities	670,167	26,105	3.90	447,183	20,006	4.47	223,280	11,821	5.29
Federal funds sold and securities purchased under resale agreements	109,842	2,037	1.85	106,466	1,774	1.67	136,778	5,632	4.12

Total liquidity management assets (2) (8)	785,894	28,269	3.60	555,861	21,825	3.93	360,443	17,463	4.84
Other earning assets (2) (3)	38,418	1,547	4.03	54,327	2,303	4.24	—	—	—
Loans, net of unearned income (2) (4) (8)	2,960,188	174,952	5.91	2,355,020	158,999	6.75	1,786,596	149,850	8.39

Total earning assets (8)	3,784,500	204,768	5.41	2,965,208	183,127	6.18	2,147,039	167,313	7.79

Allowance for loan losses	(21,738)			(16,090)			(12,202)
Cash and due from banks	81,022			58,479			49,536
Other assets	272,834			204,870			143,659

Total assets	$4,116,618			$3,212,467			$2,328,032

Liabilities and Shareholders’ Equity
Deposits - interest bearing:
NOW accounts	$641,536	$4,534	0.71%	$405,198	$5,108	1.26%	$205,306	$4,790	2.33%
Savings and money market accounts	597,570	5,202	0.87	505,478	7,710	1.53	411,929	12,387	3.01
Time deposits	1,865,818	58,227	3.12	1,486,715	57,243	3.85	1,219,584	66,326	5.44

Total interest bearing deposits	3,104,924	67,963	2.19	2,397,391	70,061	2.92	1,836,819	83,503	4.55

Federal Home Loan Bank advances	141,196	5,932	4.20	119,041	4,954	4.16	21,945	942	4.29
Notes payable and other borrowings	92,175	2,562	2.78	127,244	3,854	3.03	53,649	2,845	5.30
Subordinated notes	41,849	2,486	5.94	4,384	305	6.86	—	—	—
Long-term debt - trust preferred securities	70,248	4,556	6.49	51,050	4,931	9.66	51,050	5,151	10.09

Total interest bearing liabilities	3,450,392	83,499	2.42	2,699,110	84,105	3.12	1,963,463	92,441	4.71

Non-interest bearing deposits	321,735			262,888			206,267
Other liabilities	78,996			61,620			37,307
Shareholders’ equity	265,495			188,849			120,995

Total liabilities and shareholders’ equity	$4,116,618			$3,212,467			$2,328,032

Interest rate spread (5) (8)			2.99%			3.06%			3.08%
Net free funds/contribution (6)	$334,108		0.21%	$266,098		0.28%	$183,576		0.41%
Net interest income/Net interest margin (8)		$121,269	3.20%		$99,022	3.34%		$74,872	3.49%
Core net interest margin (7) (8)			3.32%			3.51%			3.73%

(1)	Average balances were generally computed using daily balances.

(2)	Interest income on tax-advantaged loans, trading account securities and securities reflects a tax-equivalent adjustment based on a marginal federal corporate tax rate of 35%. The total adjustments reflected in the above table are $777, $894 and $858 in 2003, 2002 and 2001, respectively.

(3)	Other earning assets include brokerage customer receivables and trading account securities.

(4)	Loans, net of unearned income, include mortgages held-for-sale and non-accrual loans.

(5)	Interest rate spread is the difference between the yield earned on earning assets and the rate paid on interest-bearing liabilities.

(6)	Net free funds are the difference between total average earning assets and total average interest-bearing liabilities. The estimated contribution to net interest margin from net free funds is calculated using the rate paid for total interest-bearing liabilities.

(7)	The core net interest margin excludes interest expense associated with Wintrust’s Long-term Debt - Trust Preferred Securities.

(8)	See “Non-GAAP Financial Measures/Ratios” for additional information on this performance measure/ratio.

2003 ANNUAL REPORT	69

The Company uses interest rate swaps and interest rate caps to manage exposure to changes in interest rates. The cash flows generated by derivative instruments deemed to be effective hedges are included in interest income or expense of the hedged item and consequently affect the yields on those assets and liabilities. In addition, for fair value hedges, the carrying amounts of the hedged items are adjusted as a result of changes in the fair value of the derivatives, which also affects the yields on those items. During 2003 and 2002, the Company had interest rate swaps that affected the yields on various funding sources. See Notes 1 and 21 of the Consolidated Financial Statements for further discussion of the Company’s derivative instruments and the accounting policies for derivatives.

Changes in Interest Income and Expense

The following table shows the dollar amount of changes in interest income (on a tax-equivalent basis) and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate for the periods indicated (in thousands):

	Years Ended December 31,
	2003 Compared to 2002			2002 Compared to 2001
	Change	Change		Change	Change
	Due to	Due to	Total	Due to	Due to	Total
	Rate	Volume	Change	Rate	Volume	Change
Interest income:
Interest bearing deposits with banks	$3	79	82	(2)	37	35
Securities	(2,818)	8,917	6,099	(2,076)	10,261	8,185
Federal funds sold and securities purchased under resale agreement	204	59	263	(2,810)	(1,048)	(3,858)

Total liquidity management assets	(2,611)	9,055	6,444	(4,888)	9,250	4,362
Other earning assets	(109)	(647)	(756)	—	2,303	2,303
Loans	(21,450)	37,403	15,953	(32,817)	41,966	9,149

Total interest income	(24,170)	45,811	21,641	(37,705)	53,519	15,814

Interest expense:
Deposits - interest bearing:
NOW accounts	(2,795)	2,221	(574)	(2,884)	3,202	318
Savings and money market accounts	(3,744)	1,236	(2,508)	(7,052)	2,375	(4,677)
Time deposits	(12,029)	13,013	984	(21,806)	12,723	(9,083)

Total interest expense - deposits	(18,568)	16,470	(2,098)	(31,742)	18,300	(13,442)
Federal Home Loan Bank advances	48	930	978	(30)	4,042	4,012
Notes payable and other borrowings	(298)	(994)	(1,292)	(1,616)	2,625	1,009
Subordinated notes	(51)	2,232	2,181	—	305	305
Long-term debt - trust preferred securities	(1,903)	1,528	(375)	(220)	—	(220)

Total interest expense	(20,772)	20,166	(606)	(33,608)	25,272	(8,336)

Net interest income	$(3,398)	25,645	22,247	(4,097)	28,247	24,150

The changes in net interest income are created by changes in both interest rates and volumes. The change in the Company’s net interest income for the periods under review was predominantly impacted by the growth in the volume of the overall interest-earning assets (specifically loans) and interest-bearing deposit liabilities. In the table above, volume variances are computed using the change in volume multiplied by the previous year’s rate. Rate variances are computed using the change in rate multiplied by the previous year’s volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of the absolute dollar amounts of the change in each.

70	WINTRUST FINANCIAL CORPORATION

Provision for Loan Losses

The provision for loan losses totaled $11.0 million in 2003, $10.3 million in 2002 and $7.9 million in 2001. Net charge-offs totaled $5.5 million in 2003, $5.6 million in 2002 and $4.6 million in 2001. The allowance for loan losses as a percentage of loans at December 31, 2003, 2002 and 2001, was 0.77%, 0.72% and 0.68%, respectively. Non-performing loans were $23.7 million and $12.5 million at December 31, 2003 and 2002, respectively. While management believes the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors. Please refer to the “Credit Risk and Asset Quality” section of this report for further discussion of the Company’s loan loss experience and non-performing assets.

Non-interest Income

Non-interest income totaled $72.6 million in 2003, and increased $11.9 million, or 20%, from the $60.7 million reported in 2002. In 2002, non-interest income increased $31.9 million, or 111%, from the $28.8 million reported in 2001. The higher level of non-interest income in 2003 was comprised of increases in all major categories of non-interest income. The increase in non-interest income in 2002 was due primarily to the increase in wealth management fees generated as a result of the acquisition of the Wayne Hummer Companies in February 2002. The following table presents non-interest income by category for 2003, 2002 and 2001 (in thousands).

	Years ended December 31,			2003 compared to 2002		2002 compared to 2001
	2003	2002	2001	$ Change	% Change	$ Change	% Change
Brokerage	$21,317	18,873	—	$2,444	12.9%	$18,873	N/M %
Trust and asset management	7,554	6,356	1,996	1,198	18.8	4,360	218.4

Total wealth management fees	28,871	25,229	1,996	3,642	14.4	23,233	1,164.0
Fees on mortgage loans sold	15,270	12,259	7,831	3,011	24.6	4,428	56.5
Service charges on deposit accounts	3,525	3,121	2,504	404	12.9	617	24.6
Gain on sales of premium finance receivables	4,911	3,374	4,564	1,537	45.6	(1,190)	(26.1)
Administrative services revenue	4,151	3,501	4,084	650	18.6	(583)	(14.3)
Fees from covered call options	7,873	5,959	4,344	1,914	32.1	1,615	37.2
Net gain on sales of available-for-sale securities	642	107	337	535	500.0	(230)	(68.2)
Other:
Bank Owned Life Insurance	1,952	803	—	1,149	143.1	803	N/M
Partial recovery of premium finance defalcation	500	1,250	—	(750)	(60.0)	1,250	N/M
Miscellaneous	4,897	5,069	3,138	(172)	(3.4)	1,931	61.5

Total other	7,349	7,122	3,138	227	3.2	3,984	127.0

Total non-interest income	$72,592	60,672	28,798	$11,920	19.6%	$31,874	110.7%

N/M - not meaningful

Wealth management fees are comprised of the trust and asset management revenue of Wayne Hummer Trust Company (“WHTC”), the asset management fees generated by Wayne Hummer Asset Management Company (“WHAMC”) and the brokerage income generated by Wayne Hummer Investments (“WHI”) and Focused Investments (“FI”). Trust and asset management fees represent WHTC’s trust fees which include fees earned on assets under management, custody fees and other trust related fees and WHAMC’s fees for advisory services to individuals and institutions, municipal and tax-exempt organizations, including the management of the Wayne Hummer Mutual Funds. The brokerage income generated by WHI and FI includes brokerage commissions, trading commissions and insurance product commissions.

Brokerage income totaled $21.3 million in 2003, an increase of $2.4 million, or 13%, compared to 2002. The increase is attributable to higher trading volumes resulting from rebounding equity markets in 2003. In addition, WHI was acquired by the Company February 2002 and is only included in the Company’s 2002 results for eleven months.

2003 ANNUAL REPORT	71

Trust and asset management fees totaled $7.6 million in 2003 and $6.4 million in 2002, reflecting an increase of $1.2 million, or 19%. LFCM, which was acquired by the Company in February 2003 and merged into WHAMC, contributed $1.4 million in asset management fees in 2003. In addition, in 2003 the Company continued its efforts to migrate funds from the Wayne Hummer Money Market Fund managed by WHAMC to insured deposits at the Banks and ultimately liquidated this proprietary fund in December 2003. Fees generated by WHAMC from the management of this fund totaled $495,000 in 2003, a decrease of $887,000 compared to the $1.4 million generated in 2002. Trust and asset management fees increased $4.4 million, or 218%, in 2002 compared to 2001. The acquisition of WHAMC in February 2002 was the primary cause of the increase in trust and asset management fees in 2002 compared to 2001.

Wealth management fees are significantly correlated to equity market values and economic conditions. Valuations of the equity securities under management affect the fees earned thereon and trading volumes affect brokerage fees. Wintrust is committed to growing the trust and investment business in order to better service its customers and create a more diversified revenue stream. Trust assets and assets under management totaled $1.6 billion and $1.2 billion at December 31, 2003 and 2002, respectively, and brokerage assets in custody totaled $4.7 billion and $3.8 billion at December 31, 2003 and 2002, respectively.

Fees on mortgage loans sold include income from originating and selling residential real estate loans into the secondary market. These fees totaled $15.3 million in 2003, $12.3 million in 2002 and $7.8 million in 2001, reflecting increases of $3.0 million, or 25%, in 2003, and $4.4 million, or 57%, in 2002. The revenue growth in fees on mortgage loans sold during these years reflects a strong mortgage origination and refinance market driven by the historically low interest rate environment. The rates on mortgage loans originated and sold into the secondary market rose in the fourth quarter of 2003 causing the long-running refinance boom to slow dramatically. Although these fees are a continuous source of revenue, management anticipates that the levels of refinancing activity will taper off in 2004, barring any further reductions in mortgage interest rates, which would result in a significantly lower level of fees from this revenue source.

Service charges on deposit accounts totaled $3.5 million in 2003, $3.1 million in 2002 and $2.5 million in 2001. These increases of 13% in 2003 and 25% in 2002, were due mainly to increases in total deposits of 25% in 2003 and 33% in 2002. The majority of deposit service charges relates to customary fees on overdrawn accounts and returned items. The level of service charges received is substantially below peer group levels as management believes in the philosophy of providing high quality service without encumbering that service with numerous activity charges.

As a result of continued strong loan originations of premium finance receivables, FIFC sold premium finance receivables to an unrelated third party in each of the last three years and recognized gains totaling $4.9 million in 2003, $3.4 million in 2002 and $4.6 million 2001, related to this activity. Loans sold totaled $274 million in 2003, $311 million in 2002 and $245 million in 2001, representing 12% of FIFC’s total originations in 2003 and approximately 20% of FIFC’s total originations in 2002 and 2001.

FIFC continues to service the loans sold, and recognizes its retained interest in the loans sold which consists of a servicing asset, interest only strip and a recourse obligation, upon each sale. Recognized gains, recorded in accordance with SFAS 140, as well as the Company’s retained interests in these loans are based on the Company’s projection of cash flows that will be generated from the loans. The cash flow model incorporates the amounts FIFC is contractually entitled to receive from the customer, including an estimate of late fees, the amounts due to the purchaser of the loans, commissions paid to insurance agents as well as estimates of the term of the loans and credit losses. Significant differences in actual cash flows and the projected cash flows can cause impairment to the servicing asset and interest only strip as well as changes to the recourse obligation. The Company monitors the performance of these loans on a “static pool” basis and adjusts the assumptions in its cash flow model when warranted. These loans have relatively short maturities (less than 12 months) and prepayments are not highly correlated to movements in interest rates. Due to the short-term nature of these loans, the Company believes that the book value of the servicing asset approximates fair value.

During 2003, the Company capitalized $2.3 million and amortized $2.6 million in servicing assets related to sales of these loans. As of December 31, 2003, the Company’s retained interest in the loans sold included a servicing asset of $908,000, an interest only strip of $1.7 million and a liability for its recourse obligation of $421,000. There was no valuation allowance for impairment of the retained interests at December 31, 2003.

Recognized gains as a percent of the FIFC loans sold during the year were 1.8% in 2003, 1.1% in 2002 and 1.9% in 2001. Gains are significantly dependent on the spread between the net yield on the loans sold and the rate

72	WINTRUST FINANCIAL CORPORATION

passed on to the purchaser. The net yield on the loans sold and the rates passed on to the purchaser typically do not react in a parallel fashion, therefore causing the spreads to vary from period to period. This spread ranged from 4.44% to 4.82% in 2003, compared to 3.97% to 5.61% in 2002 and 5.30% to 6.38% in 2001. The higher amount of gain recognized in 2003 compared to 2002, despite a lower volume of loans sold during 2003 and lower interest spreads, was due to adjustments from clean-up calls during the periods and lower estimated credit losses. The Company typically makes a clean up call by repurchasing the remaining loans in the pools sold after approximately ten months from the sale date. Upon repurchase, the loans are recorded in the Company’s premium finance receivables portfolio and any remaining balance of the Company’s retained interests is recorded as an adjustment to the gain on sale of premium finance receivables. During 2003 clean-up calls resulted in increased gains of approximately $587,000 (primarily from the reversal of the remaining balance of recourse obligations on repurchased loans) while clean-up calls during 2002 resulted in charges of approximately $908,000. The Company continuously monitors the performance of the loan pools to the projections and adjusts the assumptions in its cash flow model when warranted. During 2003 credit losses were estimated at a range of 0.40% to 0.50% of the estimated average balances, compared to 0.75% in 2002, and a range of 0.25% - 0.50% in 2001. The decrease in the percentage of estimated credit losses during 2003 was a result of a lower level of charge-offs in 2003 compared to 2002 in FIFC’s overall premium finance receivables portfolio. The increase in the percentage of estimated credit losses in 2002 compared to 2001 was a result of a higher level of charge-offs in the overall premium finance receivables portfolio as well as continued growth in the volume of this business. The gains are also influenced by a reduction in the number of months these loans are estimated to be outstanding. The estimated average terms of the loans were eight months in 2003 and 2002 and a range of eight to nine months in 2001. The reduction in 2001 was due to trends of early pay-downs as the economy weakened, insurance rates escalated and borrowers cancelled their existing insurance in favor of more cost-effective alternatives. The applicable discount rate used in determining gains related to this activity was the same in 2003, 2002 and 2001.

At December 31, 2003 and 2002, premium finance loans sold and serviced for others for which the Company retains a recourse obligation related to credit losses totaled approximately $113.4 million and $141.1 million, respectively. The remaining estimated recourse obligation carried in other liabilities was approximately $421,000 and $807,000, at December 31, 2003 and 2002, respectively. Credit losses incurred on loans sold are applied against the recourse obligation liability that is established at the date of sale. Credit losses, net of recoveries, for premium finance receivables sold and serviced for others totaled $165,000 in 2003 and $34,000 in 2002. At December 31, 2003, non-performing loans related to this sold portfolio were approximately $1.3 million, or 1.12% of the sold loans, compared to $1.5 million, or 1.04%, of the sold loans at December 31, 2002. The premium finance portfolio owned by the Company had a ratio of non-performing loans to total loans of 1.26% at December 31, 2003 and 1.50% at December 31, 2002. The Company anticipates that premium finance receivables sold will typically have lower credit losses than the loans retained in its portfolio because the purchaser of the loans stipulates certain characteristics of the loans to be included in the loan pools sold, including shorter maturities. Ultimate losses on premium finance loans are substantially less than non-performing loans for the reasons noted in the “Non-performing Premium Finance Receivables” portion of the “Credit Risk and Asset Quality” section of this report.

Consistent with Wintrust’s strategy to be asset-driven, it is probable that sales of premium finance receivables will occur in the future, depending on the level of new volume growth in relation to the capacity to retain such loans within the Banks’ loan portfolios.

Administrative services revenue generated by Tricom was $4.2 million in 2003, $3.5 million in 2002 and $4.1 million in 2001. This revenue comprises income from administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. The revenue increase in 2003 is primarily attributable to the acquisition of a competitor’s customer base in early 2003 offset somewhat by lower rates due to competitive pressures in the industry. The revenue decline in 2002 was due to the general slowdown in the United States economy and the reduction in the placement of temporary staffing individuals by Tricom’s customers.

Premium income from covered call option transactions totaled $7.9 million in 2003, $6.0 million in 2002 and $4.3 million in 2001. The significant increases in the fees from covered call options in 2003 and 2002 are due to increases in the volume of such transactions, the unprecedented declining interest rate environment during these years and the related volatility in the marketplace. During 2003, call option contracts were written against $2.0 billion of underlying securities, compared to $1.8 billion in 2002 and $974 million in 2001. The same security may be included in these totals more than once to the extent that multiple call option contracts were written

2003 ANNUAL REPORT	73

against it if the initial call option contract was not exercised. The Company routinely writes call options with terms of less than three months against certain U.S. Treasury and agency securities held in its portfolio for liquidity and other purposes. Management enters into these transactions with the goal of enhancing its overall return on its investment portfolio by using the covered call options to compensate for net interest margin compression. These covered call option transactions are designed to increase the total return associated with holding certain investment securities and do not qualify as hedges pursuant to SFAS 133. There were no outstanding call options at December 31, 2003 or December 31, 2002.

Bank Owned Life Insurance (“BOLI”) generated income of $2.0 million in 2003 and $803,000 in 2002. During the third quarter of 2002, the Company purchased $41.1 million of BOLI to consolidate existing term life insurance contracts of executive officers and to mitigate the mortality risk associated with death benefits provided for in executive employment contracts. Adjustments to cash surrender value of the BOLI policies are recorded as non-interest income.

During 2003 and 2002, FIFC received $500,000 and $1.25 million, respectively, from partial settlements related to the premium finance defalcation that occurred and was recognized in 2000. Management does not anticipate additional settlements in the future.

Miscellaneous other non-interest income includes loan servicing fees, service charges, rental income from equipment leases and miscellaneous other income.

Non-interest Expense

Non-interest expense totaled $122.7 million in 2003, and increased $16.8 million, or 16%, compared to 2002. The 2003 acquisitions of LFCM, Advantage Bank and Village Bank contributed $2.8 million of this increase. In 2002, non-interest expense totaled $106.0 million and increased $40.2 million, or 61%, compared to 2001. The Wayne Hummer Companies, acquired in February 2002, contributed $26.7 million to the 2002 increase in total non-interest expense. In addition to the increases resulting from acquisitions, increases in non-interest expense are due to higher general operating costs associated with operating additional and larger banking offices and the continued growth of the balance sheet and fee-based businesses. During 2003, total loans and total deposits increased 29% and 25%, respectively, and during 2002, total loans and total deposits increased 27% and 33%, respectively. These increases require higher levels of staffing and other operating costs, such as occupancy, equipment, advertising and data processing, to both attract and service the larger customer base. In addition to the acquisitions of LFCM, Advantage Bank and Village Bank, during 2003, the Company opened one new banking office and moved two offices into newly constructed permanent facilities. During 2002, the Company opened two additional banking offices and relocated two banking offices to newly constructed permanent offices.

The following table presents non-interest expense by category for 2003, 2002 and 2001 (in thousands).

	Years ended December 31,			2003 compared to 2002		2002 compared to 2001
	2003	2002	2001	$ Change	% Change	$ Change	% Change
Salaries and employee benefits	$74,775	63,442	35,628	$11,333	17.9%	$27,814	78.1%
Equipment expense	7,957	7,191	6,297	766	10.7	894	14.2
Occupancy, net	7,436	6,691	4,821	745	11.1	1,870	38.8
Data processing	4,304	4,161	3,393	143	3.4	768	22.6
Advertising and marketing	2,215	2,302	1,604	(87)	(3.8)	698	43.5
Professional fees	3,342	2,801	2,055	541	19.3	746	36.3
Amortization of goodwill	—	—	616	—	—	(616)	100.0
Amortization of other intangible assets	640	324	69	316	97.5	255	369.6
Other:
Commissions - 3rd party brokers	3,008	2,259	—	749	33.2	2,259	N/M
Loan expense	2,465	2,443	2,286	22	0.9	157	6.9
Postage	2,369	2,106	1,707	263	12.5	399	23.4
Stationery and supplies	1,762	2,110	1,413	(348)	(16.5)	697	49.3
Miscellaneous	12,468	10,154	5,894	2,314	22.8	4,260	72.3

Total other	22,072	19,072	11,300	3,000	15.7	7,772	68.8

Total non-interest expense	$122,741	105,984	65,783	$16,757	15.8%	$40,201	61.1%

N/M - not meaningful

74	WINTRUST FINANCIAL CORPORATION

Despite the growth and the related increases in many of the non-interest expense categories, Wintrust’s net overhead ratio, which is non-interest expense less non-interest income as a percent of total average assets, improved to 1.22% in 2003, from 1.41% in 2002 and 1.59% in 2001. This is a key indicator of operating efficiency and the Company continues to compare favorably with regard to this ratio to its peer group based on the most recent peer group data.

Salaries and employee benefits is the largest component of non-interest expense, accounting for 61% of the total in 2003, 60% of the total in 2002 and 54% in 2001. For the year ended December 31, 2003, salaries and employee benefits totaled $74.8 million, and increased $11.3 million, or 18%, compared to 2002. LFCM, Advantage Bank and Village Bank contributed $1.5 million of this increase. For the year ended December 31, 2002, salaries and benefits totaled $63.4 million and increased $27.8 million, or 78%, compared to 2001. The Wayne Hummer Companies contributed $17.2 million to the increase in 2002. Commissions paid to mortgage originators totaled $5.2 million in 2003, $4.5 million in 2002 and $2.6 million in 2001. The increases in commissions paid to mortgage originators in 2003 and 2002 correspond to the increased fees generated from the origination and sale of mortgage loans into the secondary market during these periods. The continued growth and expansion of the banking franchise, FIFC and the wealth management business, as well as normal increases in salary and employee benefit costs, also contributed to the increases during 2003 and 2002.

Equipment expense, which includes furniture, equipment and computer software depreciation and repairs and maintenance costs, totaled $8.0 million in 2003, $7.2 million in 2002 and $6.3 million in 2001, reflecting increases of 11% in 2003 and 14% in 2002. These increases were caused by higher levels of expense related to the furniture, equipment and computer software required at new facilities as well as at existing facilities due to increased staffing.

Occupancy expense for the years 2003, 2002 and 2001 were $7.4 million, $6.7 million and $4.8 million, respectively, reflecting increases of 11% in 2003 and 39% in 2002. Occupancy expense includes depreciation on premises, real estate taxes, utilities and maintenance of premises, as well as net rent expense for leased premises. Increases in 2003 and 2002 reflect the increases in the number of facilities operated as well as market increases in operating such facilities.

Data processing expenses totaled $4.3 million in 2003, $4.2 million in 2002 and $3.4 million in 2001, representing increases of 3% in 2003 and 23% in 2002. The slight increase in 2003 was due primarily to the additional transactional charges related to the 25% increase in deposits and 29% increase in loans during the year. The entire increase in 2002 is attributable to data processing expenses at the Wayne Hummer Companies. Data processing expenses in 2002 for the Banks and the Company’s other operating subsidiaries was relatively unchanged from 2001, despite increases in loans of 27% and deposits of 33%. During 2002, the Company’s wholly-owned subsidiary, Wintrust Information Technology Services Company, began operations and provided certain data processing services to the Company’s operating subsidiaries that were out-sourced in previous years.

Advertising and marketing expenses totaled $2.2 million for 2003, $2.3 million for 2002 and $1.6 million for 2001. Marketing costs are necessary to attract loans and deposits at the newly chartered banks, to announce new branch openings, to assist in the expansion of the wealth management business, and to continue to promote community-based products at the more established locations. The level of marketing expenditures depends on the type of marketing programs utilized which are determined based on the market area, targeted audience, competition and various other factors. Management continues to utilize targeted marketing programs in the more mature market areas. In 2002, advertising and marketing costs reflect marketing materials related to the additional services the Company provides as a result of its acquisition of the Wayne Hummer Companies.

Professional fees include legal, audit and tax fees, external loan review costs and normal regulatory exam assessments. These fees totaled $3.3 million in 2003, $2.8 million in 2002 and $2.1 million in 2001. The increases are attributable to the general growth in the Company’s total assets and fee-based businesses and compliance with the Sarbanes-Oxley Act and the Gramm-Leach Bliley Act.

In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective January 1, 2002. Amortization of other intangible assets relates to the Company’s finite lived intangible assets. The increase in 2003 of $316,000, or 98%, is a result of the amortization of other intangible assets recognized in the acquisitions of LFCM, Advantage Bank and Village Bank during 2003. See Note 8 to the Consolidated Financial Statements for further discussion of goodwill and intangible assets.

Commissions paid to 3rd party brokers represent the commissions paid by Focused Investments to a network of unaffiliated banks for brokerage revenue generated

2003 ANNUAL REPORT	75

through those banks. The increase in 2003 reflects the higher level of revenue generated through that network of unaffiliated banks.

Loan expenses totaled $2.5 million in 2003, $2.4 million in 2002 and $2.3 million in 2001. This category includes costs for such items as appraisal fees, attorney fees, and other unreimbursed expenses related to the administration and collection of loans.

Postage expense for 2003, 2002 and 2001 totaled $2.4 million, $2.1 million and $1.7 million, reflecting increases of 13% in 2003 and 23% in 2002. These increases reflect the increased volume of loans and deposits as well as an increase in postage rates in 2002.

Stationery and supplies totaled $1.8 million in 2003, $2.1 million in 2002 and $1.4 million in 2001, reflecting a decrease of $348,000, or 17%, in 2003 and an increase of $697,000, or 49%, in 2002. The higher level in 2002 was attributable to the Wayne Hummer Companies as well as the name change at the Company’s trust subsidiary.

Other non-interest expenses include correspondent bank service charges, insurance, telephone, directors’ fees, and other sundry expenses. This category increased $2.3 million, or 23%, in 2003 and $4.3 million, or 72%, in 2002. The Wayne Hummer Companies accounted for $3.1 million of the increase in 2002.

Income Taxes

The Company recorded income tax expense of $21.2 million in 2003, $14.6 million in 2002 and $10.4 million in 2001. The effective tax rates were 35.8%, 34.4% and 35.8% in 2003, 2002 and 2001, respectively. Please refer to Note 17 to the Consolidated Financial Statements for further discussion and analysis of the Company’s tax position, including a reconciliation of the tax expense computed at the statutory tax rate to the Company’s actual tax expense.

Operating Segment Results

As described in Note 24 to the Consolidated Financial Statements, the Company’s operations consist of five primary segments: banking, premium finance, indirect auto, Tricom and wealth management. The Company’s profitability is primarily dependent on the net interest income, provision for loan losses, non-interest income and operating expenses of its banking segment. The net interest income of the banking segment includes income and related interest costs from portfolio loans that were purchased from the premium finance and indirect auto segments. For purposes of internal segment profitability analysis, management reviews the results of its premium finance and indirect auto segments as if all loans originated and sold to the banking segment were retained within that segment’s operations.

The banking segment’s net interest income for the year ended December 31, 2003 totaled $108.3 million as compared to $89.3 million for the same period in 2002, an increase of $19.0 million, or 21%. The increase in net interest income for 2002 when compared to the total of $69.9 million in 2001 was $19.3 million, or 28%. These increases were primarily the result of continued growth in the loan portfolio. Total loans increased 29% in 2003 and 27% in 2002. The banking segment’s non-interest income totaled $33.4 million in 2003, an increase of $7.5 million, or 29%, when compared to the 2002 total of $25.9 million. This increase was primarily due to an increase of $3.0 million in fees on mortgage loans sold, reflecting heavy origination volumes driven by the low interest rate environment in the first three quarters of 2003 and a strong local housing market, a $1.9 million increase in fees from covered call option transactions which were entered into to enhance the overall return on the investment portfolio, a $1.1 million increase in the cash surrender value of BOLI, a $404,000 increase in service charges on deposits and a $535,000 increase in net securities gains. In 2002, non-interest income for the banking segment increased $7.3 million, or 40%, compared to the prior year amount of $18.5 million. This increase was primarily due to an increase of $4.4 million in fees on mortgage loans sold, a $1.6 million increase in fees from covered call option transactions and a $617,000 increase in service charges on deposits. The banking segment’s net income for the year ended December 31, 2003 totaled $37.6 million, an increase of $8.9 million, or 31%, as compared to the 2002 total of $28.7 million. The total segment profit in 2002 increased $7.9 million, or 38%, over the $20.8 million that was recorded in 2001.

Net interest income for the premium finance segment totaled $44.5 million for the year ended December 31, 2003 and increased $10.5 million, or 31%, over the $34.0 million in 2002. During 2003, this segment benefited from higher levels of premium finance receivables and lower funding costs compared to 2002. In 2002, net interest income for the premium finance segment increased $7.1 million, or 26%, over the 2001 total of $26.9 million. This increase resulted from higher levels of premium finance receivables produced from various business development efforts and other new product offerings. The premium finance segment’s non-interest income totaled $5.4 million, $4.6 million and $4.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Non-interest income for this segment reflects the gains from the sale of premium finance receivables to an unrelated third party, as more fully discussed in the Consolidated Results of Operations section, and also includes $500,000 in 2003 and $1.25 mil-

76	WINTRUST FINANCIAL CORPORATION

lion in 2002 from partial settlements on a fraud loss recognized in 2000. Net after-tax profit of the premium finance segment totaled $21.6 million, $14.9 million and $10.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Net interest income for the indirect auto segment totaled $7.0 million in 2003, compared to the $8.0 million reported for 2002. The decrease in net interest income was due primarily to a $14.0 million, or 8%, decline in the average outstanding balance of indirect auto loans in 2003. Net interest income increased $1.2 million in 2002 compared to 2001, due primarily to lower variable rate funding costs. The current economic and competitive environment surrounding indirect auto lending has caused management to not pursue growth in this segment and to anticipate that this portfolio will continue to comprise a smaller portion of the total loan portfolio in the future. Indirect automobile loans were $174 million, $178 million, $184 million at December 31, 2003, 2002 and 2001, respectively. The indirect auto segment after-tax profit totaled $2.4 million for the year ended December 31, 2003, a decrease of $663,000, from the 2002 total of $3.0 million. This segment’s profitability in 2003 was negatively affected by a lower level of outstanding balances. The credit loss provision allocated to this portfolio remained consistent with 2002 as net charge-offs and non-performing loans in this segment remained well below historical levels experienced in indirect auto lending. (See the “Credit Risk and Asset Quality” section of this report.) In 2002, the after-tax segment profit increased $819,000, or 37%, from the 2001 total of $2.2 million due to the increase in net interest income noted above as well as a $142,000 decrease in the provision for loan losses.

The Tricom segment data reflects the business associated with short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, that Tricom provides to its clients in the temporary staffing industry. The segment’s net interest income was $3.6 million in 2003, reflecting a decrease of $599,000, or 14%, compared to the $4.2 million reported for 2002. Net interest income increased $310,000, or 8%, in 2002 compared to 2001. The decrease in net interest income in 2003 is attributable to lower fee yields charged on the short-term accounts receivable financing due to competitive pressures in the industry. The increase in net interest income in 2002 compared to 2001 was attributable to lower variable rate funding costs. Non-interest income for 2003 was $4.2 million, increasing $664,000, or 19%, from the $3.5 million reported in 2002. This increase was due primarily to the acquisition of a competitor’s customer base in early January 2003. In 2002, non-interest income for the Tricom segment decreased $583,000, or 14%, compared to the prior year amount of $4.1 million. Revenue trends at Tricom reflect the general slowdown in the economy and the reduction in the placement of temporary staffing individuals by Tricom’s customers. Management has seen an improvement in these trends in recent quarters. The segment’s net income was $1.6 million in 2003 and 2002. The $324,000 increase in the segment’s net income in 2002 compared to 2001 is attributable to a decrease of $760,000, or 13%, in non-interest expenses, offset by a decrease in total revenue of $273,000. As discussed in Note 8 of the Consolidated Financial Statements, Tricom benefited from the adoption of SFAS 142. Ceasing amortization of goodwill contributed $503,000 of the segment’s decrease in non-interest expenses in 2002, and $301,000 of the segment’s increase in net income for the year.

The wealth management segment reported net interest income of $6.9 million for 2003 compared to $4.1 million for 2002 and $755,000 for 2001. The increase in net interest income reported in 2003 is due to the net interest income allocated to the segment from a higher level of non-interest bearing and interest-bearing account balances on deposit at the Banks offset by a lower level of interest-bearing brokerage customer receivables at WHI. The migration of funds from the money market mutual fund balances managed by WHAMC into insured deposit accounts of the Banks helped increase the contribution in net interest income in 2003 and 2002. As of December 31, 2003, approximately $338.5 million had migrated into insured bank deposits at the Banks. During December 2003, the money market mutual fund managed by WHAMC was wound down and terminated. Additional funds deposited at the Banks in future periods in the insured bank deposits would be generated through wholesale arrangements or internal growth of the existing balances on deposit. This segment recorded non-interest income of $29.8 million for 2003 as compared to $26.2 million for 2002 and $2.0 million in 2001. The increase in 2002 as compared to 2001 is attributable to the revenues from the acquisition of the Wayne Hummer Companies. Wintrust is committed to growing the trust and investment business in order to better service its customers and create a more diversified revenue stream. The wealth management segment’s net income totaled $320,000 for 2003, compared to an after-tax loss of $330,000 for 2002 and an after-tax loss of $413,000 for 2001. All revenue components of this segment were negatively impacted by market conditions during early 2003 and all of 2002 and 2001. Lower transaction volumes and reduced market values impacted fees and commissions on transaction based business, trust fees, and asset management fees. The addition of LFCM (acquired in February 2003) continues the Company’s commitment to this segment.

2003 ANNUAL REPORT	77

ANALYSIS OF FINANCIAL CONDITION

The Company’s total assets were $4.75 billion at December 31, 2003, an increase of $1.03 billion, or 28%, when compared to the $3.72 billion at December 31, 2002. Total assets increased $1.02 billion, or 38%, in 2002 over the $2.71 billion at December 31, 2001. The increases in loans of $741.7 million in 2003, and $537.6 million in 2002, accounted for the majority of the increases in total assets.

Interest-Earning Assets

The following table sets forth, by category, the composition of average earning assets and the relative percentage of each category to total average earning assets for the periods presented (dollars in thousands):

	Years Ended December 31,
	2003		2002		2001
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total
Loans:
Commercial and commercial real estate	$1,431,232	38%	$1,127,044	38%	$787,041	37%
Home equity	416,889	11	318,656	11	211,563	10
Residential real estate (1)	230,309	6	185,407	6	148,411	7
Premium finance receivables	634,000	17	458,767	15	357,181	16
Indirect auto loans	169,893	4	183,963	6	190,982	9
Tricom finance receivables	24,434	1	19,791	1	18,670	1
Consumer and other loans	53,431	1	61,392	2	72,748	3

Total loans, net of unearned income	2,960,188	78	2,355,020	79	1,786,596	83
Liquidity management assets (2)	785,894	21	555,861	19	360,443	17
Other earnings assets (3)	38,418	1	54,327	2	—	—

Total average earning assets	$3,784,500	100%	$2,965,208	100%	$2,147,039	100%

Total average assets	$4,116,618		$3,212,467		$2,328,032

Total average earning assets to total average assets		92%		92%		92%

(1)	Includes mortgage loans held-for-sale

(2)	Includes available-for-sale securities, interest earning deposits with banks and federal funds sold

(3)	Includes brokerage customer receivables and trading account securities

Average earning assets increased $819.3 million, or 28%, in 2003 and $818.2 million, or 38%, in 2002. The ratio of average earning assets as a percent of total average assets remained consistent at approximately 92% in each of the last three years.

Loan growth continued to fuel the Company’s earning asset growth in 2003. Total average loans increased $605.2 million, or 26%, in 2003, and $568.4 million, or 32%, in 2002. The increase in average loans was primarily funded by increases in deposits as the average loans to average deposits ratio remained relatively unchanged at 86.4% in 2003 and 88.5% in 2002. These loan-to-deposit ratios fall within management’s desired range of 85% — 90%.

Loans. Average total loans, net of unearned income, totaled $3.0 billion in 2003, $2.4 billion in 2002 and $1.8 billion in 2001. Significant and continued growth occurred during 2003 and 2002 in commercial and commercial real estate, home equity, residential mortgages, premium finance and Tricom receivables portfolios. Decreases in indirect auto loans during 2003 and 2002 were the result of management’s decision to slow the volume of originations of indirect auto loans due to the current economic and competitive environment surrounding this portfolio.

Average commercial and commercial real estate loans, the largest loan category, totaled $1.4 billion in 2003, and increased $304.2 million, or 27%, over the average balance in 2002. The average balance in 2002 increased $340.0 million, or 43%, over the average balance in 2001. This category comprised 48% of the average loan portfolio in 2003 and 2002. The solid growth realized in this category is attributable to increased business development efforts, a low interest rate environment and a continued healthy local economy.

78	WINTRUST FINANCIAL CORPORATION

Home equity loans averaged $416.9 million in 2003, and increased $98.2 million, or 31%, when compared to the average balance in 2002. This increase was mainly the result of increased line of credit usage and special marketing programs. Unused commitments on home equity lines of credit totaled $473.7 million at December 31, 2003, and $385.3 million at December 31, 2002.

Residential real estate loans averaged $230.3 million in 2003, and increased $44.9 million, or 24%, over the average balance in 2002. This category includes mortgage loans held-for- sale. The Company collects a fee on the sale of these loans into the secondary market to avoid the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans. The remaining loans in this category are maintained within the Banks’ loan portfolios and comprise mostly adjustable rate mortgage loans and shorter-term fixed rate mortgage loans.

In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company has developed lending programs focused on specialized earning asset niches that generally have large volumes of homogeneous assets that can be acquired for the Banks’ portfolios and possibly sold in the secondary market to generate fee income. These specialty niches also diversify the Banks’ loan portfolios and add higher yielding earning assets that help to improve the net interest margin. However, these loans may involve greater credit risk than generally associated with loan portfolios of more traditional community banks due to marketability of the collateral, or because of the indirect relationship the Company has with the underlying borrowers. Currently, the Company’s three specialty loan areas that are considered separate operating segments consist of the premium finance, indirect auto and Tricom segments. Other specialty loan programs include medical and municipal equipment leases through a division of Lake Forest Bank, mortgage broker warehouse lending through Hinsdale Bank, the Community Advantage program at Barrington Bank, which provides lending, deposit and cash management services to condominium, homeowner and community associations and the small aircraft lending program at Crystal Lake Bank. Management continues to evaluate other specialized types of earning assets to assist with the deployment of deposit funds and to diversify the earning asset portfolio.

Premium finance receivables are originated through FIFC. These receivables represent loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. All premium finance receivables originated by FIFC are subject to the Company’s stringent credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums. Average premium finance receivables totaled $634.0 million in 2003, and accounted for 21% of the Company’s average total loans. Average premium finance receivables increased $175.2 million, or 38%, from the average balance of $458.8 million in 2002. The majority of the receivables originated by FIFC are sold to the Banks and retained in their loan portfolios. However, premium finance receivables originated in excess of the capacity to retain such receivables within the Banks’ loan portfolios are sold to an unrelated third party with servicing retained. In 2003, FIFC sold approximately $274 million, or 12%, of the $2.3 billion of receivables originated in 2003 to an unrelated third party. See Consolidated Results of Operations for further information on these loan sales. Total premium finance loan originations were $2.3 billion, $1.7 billion and $1.3 billion in 2003, 2002 and 2001, respectively. These increases in origination volume are due in part to market increases in insurance premiums.

Indirect automobile loans are financed from a network of unaffiliated automobile dealers located throughout the Chicago metropolitan area with which the Company has established relationships. These indirect auto loans are secured by new and used automobiles and generally have an original maturity of 36 to 60 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with this portfolio is diversified among many individual borrowers. Like other consumer loans, the indirect auto loans are subject to the Banks’ established credit standards. Management regards substantially all of these loans as prime quality loans. Management continually monitors the dealer relationships and the Banks are not dependent on any one dealer as a source of such loans. In response to economic conditions and the competitive environment for this product, the Company has been reducing the level of new indirect auto loans originated. Although, the Company continues to maintain its relationships with the dealers and may increase its volume of originations when market conditions indicate it is prudent to do so, management is not pursuing growth in this segment and anticipates that this portfolio will comprise a smaller portion of the loan portfolio in the future. During 2003, 2002 and 2001 average indirect auto loans totaled $169.9 million, $184.0 million and $191.0 million, respectively.

Tricom finance receivables represent high-yielding short-term accounts receivable financing to Tricom’s clients in the temporary staffing industry located throughout the United States. These receivables may involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on

2003 ANNUAL REPORT	79

the marketability of the collateral. The principal sources of repayments on the receivables are payments due to the borrowers from their customers who are located throughout the United States. The Company mitigates this risk by employing lockboxes and other cash management techniques to protect their interests. Typically, Tricom also provides value-added out-sourced administrative services to many of these clients, such as data processing of payrolls, billing and cash management services, which generate additional fee income. Average Tricom finance receivables were $24.4 million in 2003, $19.8 million in 2002 and $18.7 million in 2001. The general upturn in the United States economy has contributed to an increase in the placement of temporary staffing individuals by Tricom’s customers and the higher level of Tricom finance receivables in 2003, compared with 2002 and 2001.

Liquidity Management Assets. Funds that are not utilized for loan originations are used to purchase investment securities and short-term money market investments, to sell as federal funds and to maintain in interest-bearing deposits with banks. The balances of these assets fluctuate frequently based on deposit inflows, the level of other funding services and loan demand. Average liquidity management assets increased $230.0 million in 2003 compared to 2002, and $195.4 million in 2002 compared to 2001, as a result of increases in average deposits and other funding sources exceeding increases in average loans during these years.

Other earning assets. Average other earning assets includes trading account securities and brokerage customer receivables as a result of the acquisition of the Wayne Hummer Companies in February 2002. These other earning assets averaged $38.4 million in 2003, a decrease of $15.9 million, or 29%, compared to the average 2002 balance of $54.3 million. In the normal course of business, WHI activities involve the execution, settlement, and financing of various securities transactions. These activities may expose WHI to risk in the event the customer is unable to fulfill its contractual obligations. WHI maintains cash and margin accounts for its customers, who are generally located in the Chicago, Illinois and Appleton, Wisconsin metropolitan areas of the Midwest.

WHI’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, WHI extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in customer accounts. In connection with these activities, WHI executes and clears customer transactions relating to the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose WHI to off-balance-sheet risk, particularly in volatile trading markets, in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, WHI may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligations. WHI seeks to control the risks associated with its customers’ activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WHI monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

WHI’s customer financing and securities settlement activities require WHI to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, WHI may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. WHI attempts to control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, WHI establishes credit limits for such activities and monitors compliance on a daily basis.

Deposits and Other Funding Sources

The dynamics of community bank balance sheets are generally dependent upon the ability of management to attract additional deposit accounts to fund the growth of the institution. As the Company’s banks and branch offices are still relatively young, the generation of new deposit relationships to gain market share and establish themselves in the community as the bank of choice is particularly important. When determining a community to establish a de novo bank, the Company generally will only enter a community where it believes the bank can gain the number one or two position in deposit market share. This is usually accomplished by initially paying competitively high deposit rates to gain the relationship and then by introducing the customer to the Company’s unique way of providing local banking services.

Deposits. During 2003 and 2002, the Company has experienced significant growth in both the number of accounts and the balance of deposits primarily as a result of new branch openings, strong marketing efforts and the acquisitions of Advantage Bank and Village Bank in the

80	WINTRUST FINANCIAL CORPORATION

fourth quarter of 2003. Total deposits at December 31, 2003, were $3.9 billion, increasing $787.5 million, or 25%, over the $3.1 billion at December 31, 2002.

Average deposit balances in 2003 were $3.4 billion, reflecting an increase of $766.4 million, or 29%, compared to the average balances in 2002. During 2002, average deposits increased $617.2 million, or 30%, compared to the prior year. The composition of the deposit base has remained relatively consistent over the last three years as evidenced by the average deposit balances and relative composition of each deposit category to total deposits as presented in the following table (dollars in thousands):

	Years Ended December 31,
	2003		2002		2001
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total
Non-interest bearing deposits	$321,735	9%	$262,888	10%	$206,267	10%
NOW accounts	376,257	11	308,712	11	205,306	10
NOW — Brokerage customer deposits	265,279	8	96,486	4	—	—
Money market accounts	437,114	13	371,063	14	305,084	15
Savings accounts	160,456	5	134,415	5	106,845	5
Time certificate of deposits	1,865,818	54	1,486,715	56	1,219,584	60

Total deposits	$3,426,659	100%	$2,660,279	100%	$2,043,086	100%

Following the acquisition of the Wayne Hummer Companies in February 2002, Wintrust undertook efforts to migrate funds from the money market mutual fund balances managed by Wayne Hummer Asset Management Company into deposit accounts of the Banks (“NOW-Brokerage customer deposits” in table above). Consistent with reasonable interest rate risk parameters, the funds have generally been invested in loan production of the Banks as well as other investments suitable for banks. As of December 31, 2003, $338.5 million had migrated into an insured bank deposit product (NOW accounts) at the various Banks. During December 2003, the money market mutual fund managed by WHAMC was liquidated. Excluding these brokerage customer deposits, average deposits increased $597.6 million, or 23%, in 2003 and $520.7 million, or 25%, in 2002.

Growth in the deposit base continues to be generated by each of the Banks. The following table presents average deposit balances by the Banks and the relative percentage of total average deposits held by each Bank during each of the past three years (dollars in thousands):

	Years Ended December 31,
	2003		2002		2001
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total
Lake Forest Bank	$775,836	23%	$642,514	24%	$522,634	26%
Hinsdale Bank	560,793	16	467,597	17	375,400	18
North Shore Bank	653,598	19	531,141	20	436,581	21
Libertyville Bank	447,391	13	350,550	13	277,894	14
Barrington Bank	455,172	13	340,642	13	241,452	12
Crystal Lake Bank	308,664	9	202,886	8	139,793	7
Northbrook Bank	192,364	6	124,949	5	49,332	2
Advantage Bank (1)	25,988	1	—	—	—	—
Village Bank (1)	6,853	—	—	—	—	—

Total deposits	$3,426,659	100%	$2,660,279	100%	$2,043,086	100%

Percentage increase from prior year		29%		30%		26%

(1)	Represents effect on consolidated average deposits from effective acquisition dates of October 1, 2003 for Advantage Bank and December 5, 2003 for Village Bank. At December 31, 2003, Advantage Bank had total deposits of $113.4 million and Village Bank had total deposits of $85.1 million.

2003 ANNUAL REPORT	81

Other Funding Sources. Although deposits are the Company’s primary source of funding its interest-earning assets, the Company’s ability to manage the types and terms of deposits is somewhat limited by customer preferences and market competition. As a result, in addition to deposits and the issuance of equity securities, as well as the retention of earnings, the Company uses several other funding sources to support its growth. These other sources include short-term borrowings, notes payable, FHLB advances, subordinated debt and trust preferred securities. The Company evaluates the terms and unique characteristics of each source, as well as its asset-liability management position, in determining the use of such funding sources.

The composition of average other funding sources in 2003, 2002 and 2001, is presented in the following table (dollars in thousands):

	Years Ended December 31,
	2003		2002		2001
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total
Notes payable	$31,397	9%	$55,133	18%	$29,529	24%
Federal Home Loan Bank advances	141,196	41	119,041	40	21,945	17
Subordinated notes	41,849	12	4,384	2	—	—
Short-term borrowings — Banks	41,368	12	34,693	11	24,120	19
Wayne Hummer Companies funding	15,339	5	33,103	11	—	—
Long-term debt — trust preferred securities	70,248	20	51,050	17	51,050	40
Other	4,071	1	4,315	1	—	—

Total other funding sources	$345,468	100%	$301,719	100%	$126,644	100%

Notes payable balances represent the balances on a revolving credit agreement with an unaffiliated bank. This revolving credit line is available for corporate purposes such as to provide capital to fund continued growth at existing bank subsidiaries, expansion of our wealth management business, possible future acquisitions and for other general corporate matters. At December 31, 2003 and 2002, the Company had $26.0 million and $44.0 million, respectively, of notes payable outstanding. See Note 11 to the Consolidated Financial Statements for further discussion of the terms of this revolving credit line.

FHLB advances provide the Banks with access to fixed rate funds which are useful in mitigating interest rate risk and achieving an acceptable interest rate spread on fixed rate loans or securities. FHLB advances to the Banks totaled $144.0 million at December 31, 2003, and $140.0 million at December 31, 2002. See Note 12 to the Consolidated Financial Statements for further discussion of the terms of these advances.

The Company borrowed $25.0 million under a subordinated note agreement in 2002, and in 2003 borrowed an additional $25.0 million under another subordinated note agreement. Each subordinated note requires annual principal payments of $5.0 million beginning in the sixth year of the note with final maturity dates of 2012 and 2013. Both notes qualify as Tier II regulatory capital. See Note 13 to the Consolidated Financial Statements for further discussion of the terms of the notes.

Short-term borrowings — Banks include securities sold under repurchase agreements and federal funds purchased. These borrowings totaled $65.3 million and $26.6 million at December 31, 2003 and 2002, respectively. Securities sold under repurchase agreements primarily represent sweep accounts for certain customers in connection with master repurchase agreements at the Banks. This funding category fluctuates based on customer preferences and daily liquidity needs of the Banks, its customers, FIFC and Tricom.

Wayne Hummer Companies funding consists of collateralized demand obligations to third party banks that are used to finance securities purchased by customers on margin and securities owned by WHI, and demand obligations to brokers and clearing organizations. At December 31, 2003 and 2002, the Wayne Hummer Companies funding totaled $9.0 million and $15.1 million, respectively. See Note 14 to the Consolidated Financial Statements for further discussion of funding source.

The Company has $96.8 million of long-term debt — trust preferred securities outstanding as of December 31, 2003. This balance is comprised of issuances of securities through four separate trusts. In October 1998, $31.05 million of 9.00% trust preferred securities were

82	WINTRUST FINANCIAL CORPORATION

issued and in June 2000, $20.0 million of 10.50% trust preferred securities were issued through public offerings. In April 2003, $25.0 million of floating rate trust preferred securities were issued in connection with a trust preferred pool and in December 2003, an additional $20.0 million of floating rate trust preferred securities were issued through a placement agreement to qualified institutional investors. The amounts reflected in the Company’s balance sheet for the 1998 and 2000 issuances represent the trust preferred securities issued by the trusts, while the amounts reflected in the balance sheet for the two issuances in 2003 represent the debentures issued to the trusts by the Company and are equal to the preferred securities and common securities issued by the trusts. See Note 15 of the Consolidated Financial Statements for further discussion of the Company’s long-term debt — trust preferred securities.

Trust Preferred Securities, subject to certain limitations, currently qualify as Tier 1 capital of the Company for regulatory purposes. As a result of recent accounting changes involving the deconsolidation of these trusts in the financial statements, the Federal Reserve is currently evaluating whether these securities will continue to qualify as Tier 1 capital. Interest expense on the Trust Preferred Securities is deductible for income tax purposes.

Shareholders’ Equity. Total shareholders’ equity was $349.8 million at December 31, 2003, and $227.0 million at December 31, 2002. The Company issued shares of common stock in 2003 and 2002 through additional public offerings. During 2003, the Company issued approximately 1.4 million shares of stock, at approximately $35.80 per share, raising approximately $46.1 million in equity, net of issuance costs. During 2002, the Company issued approximately 1.4 million shares, at approximately $26.79 per share, raising approximately $36.5 million of equity, net of issuance costs. During 2003, the Company issued 1.0 million shares of common stock, valued at $38.7 million, in connection with the acquisitions of LFCM, Advantage Bank and Village Bank. In 2002, the Company also issued 762,742 shares of common stock, valued at $15.0 million, in connection with the acquisition of the Wayne Hummer Companies.

ASSET-LIABILITY MANAGEMENT

As a continuing part of its financial strategy, the Company attempts to manage the impact of fluctuations in market interest rates on net interest income. This effort entails providing a reasonable balance between interest rate risk, credit risk, liquidity risk and maintenance of yield. Asset-liability management policies are established and monitored by management in conjunction with the boards of directors of the Banks, subject to general oversight by the Company’s Board of Directors. The policy establishes guidelines for acceptable limits on the sensitivity of the market value of assets and liabilities to changes in interest rates.

Interest rate risk arises when the maturity or repricing periods and interest rate indices of the interest earning assets, interest bearing liabilities, and derivative financial instruments are different. It is the risk that changes in the level of market interest rates will result in disproportionate changes in the value of, and the net earnings generated from, the Company’s interest earning assets, interest bearing liabilities and derivative financial instruments. The Company continuously monitors not only the organization’s current net interest margin, but also the historical trends of these margins. In addition, management attempts to identify potential adverse swings in net interest income in future years, as a result of interest rate movements, by performing simulation analysis of potential interest rate environments. If a potential adverse swing in net interest margin and/or net income is identified, management then would take appropriate actions with its asset-liability structure to counter these potentially adverse situations. Please refer to earlier sections of this discussion and analysis for further discussion of the net interest margin.

Since the Company’s primary source of interest bearing liabilities is customer deposits, the Company’s ability to manage the types and terms of such deposits may be somewhat limited by customer preferences and local competition in the market areas in which the Company operates. The rates, terms and interest rate indices of the Company’s interest earning assets result primarily from the Company’s strategy of investing in loans and short-term securities that permit the Company to limit its exposure to interest rate risk, together with credit risk, while at the same time achieving an acceptable interest rate spread.

2003 ANNUAL REPORT	83

One method utilized by financial institutions to manage interest rate risk is to enter into derivative financial instruments. A derivative financial instrument includes interest rate swaps, interest rate caps and floors, futures, forwards, option contracts and other financial instruments with similar characteristics. During 2001, the Company entered into a $25 million notional principal amount interest rate swap contract that matures in February 2004. This contract effectively converts a portion of the Company’s floating-rate notes payable to a fixed-rate basis, thus reducing the impact of rising interest rates on future interest expense. The Company also entered into two interest rate swap contracts in the fourth quarter of 2002. A $25 million notional principal amount swap was entered into to convert a $25 million newly issued subordinated note from variable-rate to fixed-rate. The swap matures in 2012, and the notional principal amount is reduced $5 million annually, beginning in 2008, to match the principal reductions on the subordinated note. Additionally, a $31.05 million interest rate swap contract was entered into to convert the Company’s 9% Trust Preferred Securities from fixed-rate to variable-rate. This swap has a termination date of September 30, 2028, and provides the counterparty with a call option on any date on or after September 30, 2003. The call option in the swap coincides with the Company’s call option in the trust preferred securities. As of December 31, 2003, neither the swap counterparty nor the Company exercised its call option. All of the Company’s interest rate swap contracts qualify as perfect hedges pursuant to SFAS 133.

During 2003 and 2002, the Company also entered into certain covered call option transactions related to certain securities held by the Company. The Company uses these covered call option transactions (rather than entering into other derivative interest rate contracts, such as interest rate floors) to mitigate the effects of an asset-sensitive balance sheet in a falling rate environment and to increase the total return associated with the related securities. Although the revenue received from the covered call options is recorded as non-interest income rather than interest income, the increased return attributable to the related securities from these covered call options contributes to the Company’s overall profitability in a falling rate environment. The Company’s exposure to interest rate risk may be effected by these transactions. To mitigate this risk, the Company may acquire fixed rate term debt or use financial derivative instruments. There were no call options outstanding as of December 31, 2003 or December 31, 2002.

The Company’s exposure to interest rate risk is reviewed on a regular basis by management and the Risk Management Committees of the Boards of Directors of the Banks and the Company. The objective is to measure the effect on net income and to adjust balance sheet and derivative financial instruments to minimize the inherent risk while at the same time maximize net interest income. Tools used by management include a standard gap analysis and a rate simulation model whereby changes in net interest income are measured in the event of various changes in interest rate indices. An institution with more assets than liabilities repricing over a given time frame is considered asset sensitive and will generally benefit from rising rates, and conversely, a higher level of repricing liabilities versus assets would be beneficial in a declining rate environment.

Standard gap analysis starts with contractual repricing information for assets, liabilities and derivative financial instruments. These items are then combined with repricing estimations for administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets, other liabilities). These estimations recognize the relative insensitivity of these accounts to changes in market interest rates, as demonstrated through current and historical experiences. Also included are estimates for those items that are likely to materially change their payment structures in different rate environments, including residential loan products, certain commercial and commercial real estate loans and certain mortgage-related securities. Estimates for these sensitivities are based on industry assessments and are substantially driven by the differential between the contractual coupon of the item and current market rates for similar products.

84	WINTRUST FINANCIAL CORPORATION

The following table illustrates the Company’s estimated interest rate sensitivity and periodic and cumulative gap positions as of December 31, 2003 (dollars in thousands):

	Time to Maturity or Repricing
	0-90	91-365	1-5	Over 5
	Days	Days	Years	Years	Total
Assets:
Federal funds sold and securities purchased under resale agreements	$56,620	—	—	—	56,620
Interest-bearing deposits with banks	6,228	—	—	—	6,228
Available-for-sale securities	173,682	80,978	394,368	257,853	906,881

Total liquidity management assets	236,530	80,978	394,368	257,853	969,729
Loans, net of unearned income (1)	2,179,519	588,966	503,799	49,551	3,321,835
Other earning assets	37,581	—	—	—	37,581

Total earning assets	2,453,630	669,944	898,167	307,404	4,329,145
Other non-earning assets	—	—	—	418,253	418,253

Total assets (RSA)	$2,453,630	669,944	898,167	725,657	4,747,398

Liabilities and Shareholders’ Equity:
Interest-bearing deposits (2)	$1,840,986	906,284	768,108	577	3,515,955
Federal Home Loan Bank advances	—	15,000	69,026	60,000	144,026
Notes payable and other borrowings	104,069	—	—	—	104,069
Subordinated note	50,000	—	—	—	50,000
Long-term Debt — Trust Preferred Securities	46,393	—	—	50,418	96,811

Total interest-bearing liabilities	2,041,448	921,284	837,134	110,995	3,910,861
Demand deposits	—	—	—	360,666	360,666
Other liabilities	—	—	—	126,034	126,034
Shareholders’ equity	—	—	—	349,837	349,837
Effect of derivative financial instruments:
Interest rate swap (Company pays fixed, receives floating)	(25,000)	—	5,000	20,000	—
Interest rate swap (Company pays floating, receives fixed)	31,050	—	—	(31,050)	—

Total liabilities and shareholders’ equity including effect of derivative financial instruments (RSL)	$2,047,498	921,284	842,134	936,482	4,747,398

Repricing gap (RSA — RSL)	$406,132	(251,340)	56,033	(210,825)
Cumulative repricing gap	$406,132	154,792	210,825	—
Cumulative RSA/Cumulative RSL	120%	105%	106%
Cumulative RSA/Total assets	52%	66%	85%
Cumulative RSL/Total assets	43%	63%	80%
Cumulative GAP/Total assets	9%	3%	4%
Cumulative GAP/Cumulative RSA	17%	5%	5%

(1)	Loans, net of unearned income includes mortgages held for sale and nonaccrual loans.

(2)	Non-contractual interest-bearing deposits are subject to immediate withdrawal and, therefore, are included in 0-90 days.

While the gap position and related ratios illustrated in the table are useful tools that management can use to assess the general positioning of the Company’s and its subsidiaries’ balance sheets, it is only as of a point in time. Management uses an additional measurement tool to evaluate its asset-liability sensitivity that determines exposure to changes in interest rates by measuring the percentage change in net interest income due to changes in interest rates over a two-year time horizon. Management measures its exposure to changes in interest rates using many different interest rate scenarios.

2003 ANNUAL REPORT	85

One interest rate scenario utilized is to measure the percentage change in net interest income assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net interest income over a two-year time horizon due to changes in interest rates, at December 31, 2003 and December 31, 2002, is as follows:

	+ 200 Basis	- 200 Basis
	Points	Points
Percentage change in net interest income due to an immediate 200 basis point shift in the yield curve: (1)
December 31, 2003	5.9%	(27.7)%
December 31, 2002	7.5%	(26.4)%

(1)	Due to the low interest rate environment at December 31, 2003 and December 31, 2002, the 200 basis point instantaneous permanent parallel shift downward in the yield curve impacted a majority of the rate sensitive assets by the entire 200 basis points, while certain interest-bearing deposits were already at their floor, or repriced downward significantly less than 200 basis points.

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

As the table shows, management has positioned the balance sheet so that the Company benefits from a rise in interest rates and believes this is a prudent position. Until a rise in rates occurs, the Company’s business strategy provides a solid base to grow the deposit and loan portfolios. This growth in the balance sheet has helped fuel earnings growth despite the lower net interest margins. The Company also mitigates the net interest margin pressure by realizing fees from a strong residential real estate market and from covered call option transactions which in effect compensate for reduced levels of net interest income. Management actively monitors the relationships between growth, net interest income and other income to provide for earnings growth in a challenging interest rate environment.

LIQUIDITY AND CAPITAL RESOURCES

The Company and the Banks are subject to various regulatory capital requirements established by the federal banking agencies that take into account risk attributable to balance sheet and off-balance sheet activities. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly discretionary — actions by regulators, that if undertaken could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Federal Reserve’s capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum leverage ratio of Tier 1 Capital to total assets of 3.0% for strong bank holding companies (those rated a composite “1” under the Federal Reserve’s rating system). For all other bank holding companies, the minimum ratio of Tier 1 Capital to total assets is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. The following table summarizes the capital guidelines for bank holding companies, as well as the Company’s capital ratios as of December 31, 2003 and December 31, 2002.

			Wintrust’s	Wintrust’s
		Well	Ratios at	Ratios at
	Minimum	Capitalized	Year-end	Year-end
	Ratios	Ratios	2003	2002
Leverage Ratio	4.0%	5.0%	8.9%	7.0%
Tier 1 capital to risk-weighted assets	4.0%	6.0%	10.2%	8.0%
Total capital to risk-weighted assets	8.0%	10.0%	12.1%	9.4%
Total average equity-to-total average assets	N/A	N/A	6.4%	5.9%

As reflected in the table, each of the Company’s capital ratios at December 31, 2003, exceeded the well-capitalized ratios established by the Federal Reserve. In January 2002, the Company became designated as a financial holding company, thereby requiring its depository institutions to maintain their capital ratios in the “well capitalized” categories at all times. Refer to Note 19 of the Consolidated Financial Statements for further information on the capital positions of the Company’s subsidiary banks.

86	WINTRUST FINANCIAL CORPORATION

The Company’s principal sources of funds at the holding company level are dividends from its subsidiaries, borrowings on its revolving credit line with an unaffiliated bank, proceeds from the issuance of subordinated debt and proceeds from trust preferred securities offerings and additional equity offerings. Refer to Notes 11, 13, 15 and 23 of the Consolidated Financial Statements for further information on the Company’s notes payable, subordinated note, Trust Preferred Securities offerings and shareholders’ equity, respectively. The following table provides a summary of the funds raised through public and private offerings of common stock and Trust Preferred Securities as well as a private placement of subordinated debt, beginning in 1998: (dollars in millions)

			% increase
			in total
Date of	Type of	Proceeds	regulatory
offering	offering	received	capital
October 1998	Trust preferred securities	$31.1	78%

November 1999	Common stock	$6.0	51%

June 2000	Trust preferred securities	$22.0	67%

June 2001	Common stock	$22.2	49%

June/July 2002	Common stock	$36.5	38%
November 2002	Subordinated debt	25.0	26

Total for 2002		$61.5	64%

April 2003	Subordinated debt	$25.0	14%
April 2003	Trust preferred securities	25.0	14
September 2003	Common stock	46.1	25
December 2003	Trust preferred securities	20.0	11

Total for 2003		$116.1	64%

As shown in the table above, proceeds from public offerings of Trust Preferred Securities and the Company’s common stock have accounted for a significant portion of the increase in the Company’s total regulatory capital. While these funding and capital generation sources will continue to be reviewed, the Company’s reliance on internally generated capital is expected to continue to grow. The Company increased its regulatory capital by $182.6 million in 2003, causing the Company’s total risk-based capital ratio to increase from 9.4% at the end of 2002 to 12.1% at the end of 2003. Management is committed to maintaining the Company’s capital levels above the “Well Capitalized” levels established by the Federal Reserve for bank holding companies.

Banking laws impose restrictions upon the amount of dividends that can be paid to the holding company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company’s revolving credit line agreement. At January 1, 2004, subject to minimum capital requirements at the Banks, approximately $76.4 million was available as dividends from the Banks without prior regulatory approval. However, since the Banks are required to maintain their capital at the well-capitalized level (due to the Company being approved as a financial holding company), funds otherwise available as dividends from the Banks are limited to the amount that would not reduce any of the Banks’ capital ratios below the well-capitalized level. At January 1, 2004, approximately $35.4 million was available as dividends from the Banks without compromising the Banks’ well-capitalized positions. During 2003 and 2001 the subsidiaries paid dividends to Wintrust totaling $5.5 million and $13.5 million, respectively. No dividends were paid by subsidiaries in 2002.

The Company declared its first semi-annual cash dividend on its common stock in 2000. A summary of the Company’s cash dividends on common stock is as follows:

Record	Payable	Cash Dividend
Date	Date	per share
February 10, 2000	February 24, 2000	$0.0333
August 10, 2000	August 24, 2000	0.0333
February 8, 2001	February 22 2001	0.0467
August 9, 2001	August 23, 2001	0.0467
February 5, 2002	February 19, 2002	0.0600
August 6, 2002	August 20, 2002	0.0600
February 6, 2003	February 20, 2003	0.0800
August 6, 2003	August 20, 2003	0.0800
February 5, 2004	February 19, 2004	0.1000

The dividend payout ratio was 8.1% in 2003, 7.5% in 2002, 7.4% in 2001 and 8.0% in 2000. The Company continues to target an earnings retention ratio of approximately 90% to support continued growth. The dividends paid in 2003 represented a 33% increase over the dividends paid in 2002. Along those same lines, the semi-annual dividend declared in January 2004 represents (on an annualized basis) a 25% increase over 2003.

In January 2000, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 450,000 shares of common stock, from time to time, in open market or privately negotiated transactions. Through December 31, 2000, the Company repurchased a total of 363,450 shares at an average price of $10.63 per share. The shares repurchased pursuant to this buyback program were reissued with the Company’s common

2003 ANNUAL REPORT	87

stock offering in June 2001. No additional shares were repurchased during 2001 or 2002. During 2003, the Company repurchased 600 shares of common stock and reissued these shares in connection with the exercise of stock options.

Liquidity management at the Banks involves planning to meet anticipated funding needs at a reasonable cost. Liquidity management is guided by policies, formulated and monitored by the Company’s senior management and each Bank’s asset/liability committee, which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Banks’ principal sources of funds are deposits, short-term borrowings and capital contributions from the holding company. In addition, the Banks are eligible to borrow under Federal Home Loan Bank advances, another source of short-term liquidity.

Core deposits are the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC. Core deposits are generally defined in the industry as total deposits less time deposits with balances greater than $100,000. Approximately 59% of the Company’s total assets were funded by core deposits at the end of 2002 compared to 61% at the end of 2001. The remaining assets were funded by other funding sources such as time deposits with balances in excess of $100,000, borrowed funds, and the capital of the Banks. Due to the Company’s strategy of targeting high net worth individuals, the Company believes that many of its time deposits with balances in excess of $100,000 are also a stable source of funds.

Liquid assets refer to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 2003, net liquid assets totaled approximately $76.4 million, compared to approximately $201.2 million at December 31, 2002.

The Banks routinely accept deposits from a variety of municipal entities. Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At December 31, 2003 and 2002, the Banks had approximately $269.2 million and $143.2 million, respectively, of securities collateralizing such public deposits and other short-term borrowings. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.

The Company is not aware of any known trends, commitments, events, regulatory recommendations or uncertainties that would have any adverse effect on the Company’s capital resources, operations or liquidity.

88	WINTRUST FINANCIAL CORPORATION

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

Contractual Obligations. The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the Consolidated Financial Statements.

		Payments Due In
	Note	One Year	1 - 3	3 - 5	Over
	Reference	or Less	Years	Years	5 Years	Total
	(in thousands)
Deposits	10	$3,062,365	587,873	225,908	475	3,876,621
Notes payable	11	—	25,000	—	1,000	26,000
FHLB advances (1)	12	—	4,000	—	140,000	144,000
Subordinated notes	13	—	—	5,000	45,000	50,000
Other borrowings	14	75,669	2,400	—	—	78,069
Long-term debt — preferred securities (2)	15	—	—	—	96,050	96,050
Operating leases	16	1,956	3,431	1,644	604	7,635
Purchase obligations (3)		15,510	7,413	6,618	83	29,624

(1)	Excludes basis adjustment for purchase accounting adjustment. Certain advances provide the FHLB with one-time call dates which are not reflected in the above table.

(2)	Excludes basis adjustment for fair value hedge and portion of debt related to common stock of trusts owned by the Company.

(3)	Purchase obligation amounts presented above primarily relate to certain contractual obligations for services related to the construction of facilities, data processing and the outsourcing of certain operational activities.

The Company also enters into derivative contracts under which the Company is required to either receive cash from or pay cash to counterparties depending on changes in interest rates. Derivative contracts are carried at fair value representing the net present value of expected future cash receipts or payments based on market rates as of the balance sheet date. Because the derivative liabilities recorded on the balance sheet at December 31, 2003 do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above.

Commitments. The following table presents a summary of the amounts and expected maturities of significant commitments as of December 31, 2003. Further information on these commitments is included in Note 20 of the Consolidated Financial Statements.

	One Year	1 - 3	3 - 5	Over
	or Less	Years	Years	5 Years	Total
	(in thousands)
Commitment type:
Commercial, commercial real estate and construction	$655,802	92,226	15,785	20,424	784,237
Residential real estate	15,674	—	—	—	15,674
Revolving home equity lines of credit	473,668	—	—	—	473,668
Letters of credit	33,544	3,766	6,788	—	44,098
Commitments to sell mortgage loans	39,715	—	—	—	39,715

Contingent Liabilities. In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2003, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $113.4 million.

2003 ANNUAL REPORT	89

CREDIT RISK AND ASSET QUALITY

Allowance for Loan Losses

The following table summarizes the activity in the allowance for loan losses during the last five years (dollars in thousands):

	2003	2002	2001	2000 (1)	1999
Balance at beginning of year	$18,390	13,686	10,433	8,783	7,034
Provision for loan losses	10,999	10,321	7,900	5,055	3,713
Allowance acquired in business combinations	1,602	—	—	—	175
Charge-offs:
Commercial and commercial real estate loans	2,382	1,677	984	897	691
Home equity loans	358	—	25	—	—
Residential real estate loans	—	3	34	50	14
Consumer and other loans	222	294	34	103	132
Premium finance receivables	2,558	3,680	3,062	1,294	456
Indirect automobile loans	937	925	1,080	1,339	1,156
Tricom finance receivables	—	10	103	73	—

Total charge-offs	6,457	6,589	5,322	3,756	2,449

Recoveries:
Commercial and commercial real estate loans	339	314	163	53	35
Home equity loans	39	—	72	—	—
Residential real estate loans	13	—	—	—	—
Consumer and other loans	40	26	1	5	6
Premium finance receivables	399	456	245	129	167
Indirect automobile loans	173	150	194	164	102
Tricom finance receivables	4	26	—	—	—

Total recoveries	1,007	972	675	351	310

Net charge-offs	(5,450)	(5,617)	(4,647)	(3,405)	(2,139)

Balance at end of year	$25,541	18,390	13,686	10,433	8,783

Net charge-offs (recoveries) by category as a percentage of average loans in respective category:
Commercial and commercial real estate loans	0.15%	0.12%	0.10%	0.15%	0.16%
Home equity loans	0.08	—	(0.02)	—	—
Residential real estate loans	(0.01)	—	0.02	0.04	0.01
Consumer and other loans	0.24	0.44	0.05	0.18	0.26
Premium finance receivables	0.34	0.70	0.79	0.43	0.14
Indirect automobile loans	0.45	0.42	0.46	0.50	0.44
Tricom finance receivables	(0.02)	(0.08)	0.55	0.35	—

Total loans	0.18%	0.24%	0.26%	0.24%	0.19%

Net charge-offs as a percentage of the provision for loan losses	49.55%	54.42%	58.82%	67.36%	57.61%
Year-end total loans	$3,297,794	2,556,086	2,018,479	1,547,596	1,270,126
Allowance as a percentage of year-end loans	0.77%	0.72%	0.68%	0.67%	0.69%

(1)	In 2000, a $4.3 million loss was recognized related to a fraudulent loan scheme perpetrated against the Company’s premium finance subsidiary. The loss was reported as a separate line item in the non-interest expense section of the income statement. It was not reported as a charge-off since a valid lending relationship with the perpetrator had not been established.

90	WINTRUST FINANCIAL CORPORATION

Management believes that the loan portfolio is well diversified and well secured, without undue concentration in any specific risk area. Loan quality is continually monitored by management and is reviewed by the Banks’ Boards of Directors and their Credit Committees on a monthly basis. Independent external reviews of the loan portfolio are provided by the examinations conducted by regulatory authorities and an independent loan review performed by an entity engaged by the Board of Directors. The amount of additions to the allowance for loan losses, which is charged to earnings through the provision for loan losses, is determined based on management’s assessment of the adequacy of the allowance for loan losses. Management evaluates on a quarterly basis a variety of factors, including actual charge-offs during the year, historical loss experience, delinquent and other potential problem loans, and economic conditions and trends in the market area in assessing the adequacy of the allowance for loan losses.

The allowance for loan losses as a percentage of total loans at December 31, 2003 and 2002 was 0.77% and 0.72%, respectively. As a percent of average total loans, total net charge-offs for 2003 and 2002 were 0.18% and 0.24%, respectively. While management believes that the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that future losses will not exceed the amounts provided for, thereby affecting future earnings.

The allowance for loan losses is maintained at a level believed adequate by management to cover losses inherent in the portfolio and is based on an assessment of individual problem loans, actual and anticipated loss experience and other pertinent factors. The allowance for loan losses consists of an allocated and unallocated component. The Company utilizes a loan rating system to assign risk to loans and utilizes that risk rating system to assist in developing an internal problem loan identification system (“Watch List”) as a means of reporting non-performing and potential problem loans. The Company reviews Watch List loans on a case-by-case basis to allocate a specific dollar amount of reserves, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial, commercial real estate, residential real estate, home equity, premium finance receivables, indirect automobile, Tricom finance receivables and consumer. The reserve percentages applied to these loan groups attempt to account for the inherent risk in the portfolio based upon various factors including industry concentration, geographical concentrations, local and national economic indicators, levels of delinquencies, historical loss experience including an analysis of the lack of maturity in the loan portfolio, changes in trends in risk ratings assigned to loans, changes in underwriting standards and other pertinent factors. The unallocated portion of the allowance for loan losses reflects management’s estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower’s financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in the loss allocation factors. Management believes the unallocated portion of the allowance for loan losses is necessary due to the imprecision inherent in estimating expected future credit losses. The amount of future additions to the allowance for the loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors.

The allowance for loan losses as of December 31, 2003, increased $7.2 million to $25.5 million from December 31, 2002, primarily due to growth of $327.4 million, or 25%, in the commercial and commercial real estate portfolio and $285.3 million, or 62%, in the premium finance receivables portfolio. The commercial and commercial real estate portfolios and the premium finance portfolio have traditionally experienced the highest level of charge-offs by the Company, along with the losses related to the indirect automobile portfolio. The level of the allowance for loan losses in 2003 was not impacted significantly by changes in the amount or credit risk associated with the indirect automobile portfolio as the portfolio has decreased $4.2 million from December 31, 2002 and the allocated loss was consistent with 2002 after having been reduced due to improvement in the delinquencies, underwriting standards and collection routines.

Commercial and commercial real estate loans represent the largest loan category in the Company’s loan portfolio, accounting for 50% of total loans at December 31, 2003. Net charge-offs in this category totaled $2.1 million, or 0.15% of average loans in this category in 2003, and $1.4 million, or 0.12% of average loans in this category in 2002.

Premium finance receivable net charge-offs for the year ended December 31, 2003 totaled $2.2 million as compared to $3.2 million in 2002. Net charge-offs were 0.34% of average premium finance receivables in 2003 versus 0.70% in 2002. The decrease in the ratio of net charge-offs to average premium finance receivables in 2003 compared to 2002 is indicative of an improvement in the credit quality of this portfolio. The level of net charge-offs

2003 ANNUAL REPORT	91

in 2001, and to a lesser extent in 2002, was attributable, in part, to accounts with smaller balances and higher delinquencies and charge-offs than the Company’s traditional premium finance portfolio. Most of these smaller balance, higher delinquency, account relationships have been terminated and the related receivables extinguished. As noted in the next section of this report, non-performing premium finance receivables as a percent of total premium finance receivables decreased to 1.26% at December 31, 2003, from 1.50% at December 31, 2002 and 2.36% at December 31, 2001.

In 2000, the Company recorded a pre-tax charge of $4.3 million as a result of fraud perpetrated against the Company’s premium finance subsidiary. This charge included approximately $300,000 of professional fees associated with the Company’s pursuit of recovery of the loss as well as a partial recovery of $200,000. The $4.3 million charge was recorded on its own separate line item in the income statement. Management believes that it was appropriate to exclude this loss from the loan charge-offs since a valid lending relationship with the perpetrator had not been established, and it would distort the Company’s historical loss experience.

Indirect auto loan net charge-offs decreased to $764,000 in 2003, compared to $775,000 in 2002 and $886,000 in 2001. Net charge-offs as a percentage of average indirect auto loans were 0.45% in 2003, 0.42% in 2002 and 0.46% in 2001.

92	WINTRUST FINANCIAL CORPORATION

Past Due Loans and Non-performing Assets

The following table classifies the Company’s non-performing loans as of December 31 for each of last five years. The information in the table should be read in conjunction with the detailed discussion following the table. (dollars in thousands):

	2003	2002	2001	2000	1999
Loans past due greater than 90 days and still accruing:
Residential real estate and home equity	$—	32	168	—	385
Commercial, consumer and other	1,024	3,047	1,059	651	328
Premium finance receivables	3,439	2,198	2,402	4,306	1,523
Indirect automobile loans	313	423	361	397	391
Tricom finance receivables	—	—	—	—	—

Total loans past due greater than 90 days and still accruing	4,776	5,700	3,990	5,354	2,627

Non-accrual loans:
Residential real estate and home equity	3,217	711	1,385	153	—
Commercial, consumer and other	9,646	1,132	1,180	617	1,895
Premium finance receivables	5,994	4,725	5,802	3,338	2,145
Indirect automobile loans	107	254	496	221	298
Tricom finance receivables	—	20	104	—	—

Total non-accrual loans	18,964	6,842	8,967	4,329	4,338

Total non-performing loans:
Residential real estate and home equity	3,217	743	1,553	153	385
Commercial, consumer and other	10,670	4,179	2,239	1,268	2,223
Premium finance receivables	9,433	6,923	8,204	7,644	3,668
Indirect automobile loans	420	677	857	618	689
Tricom finance receivables	—	20	104	—	—

Total non-performing loans	23,740	12,542	12,957	9,683	6,965

Other real estate owned	368	76	100	—	—

Total non-performing assets	$24,108	12,618	13,057	9,683	6,965

Total non-performing loans by category as a percent of its own respective category:
Residential real estate and home equity	0.48%	0.14%	0.39%	0.05%	0.16%
Commercial, consumer and other	0.63	0.30	0.21	0.18	0.41
Premium finance receivables	1.26	1.50	2.36	2.44	1.67
Indirect automobile loans	0.24	0.38	0.47	0.30	0.27
Tricom finance receivables	—	0.10	0.57	—	—

Total non-performing loans	0.72%	0.49%	0.64%	0.63%	0.55%

Total non-performing assets as a percentage of total assets	0.51%	0.34%	0.48%	0.46%	0.41%

Allowance for loan losses as a percentage of non-performing loans	107.59%	146.63%	105.63%	107.75%	126.10%

2003 ANNUAL REPORT	93

Non-performing Residential Real Estate and Home Equity

The residential real estate and home equity non-performing loan total of $3.2 million consists of credits related to three borrowers with the two largest credits in this group being $1.5 million and $1.4 million. Each of the credits is well secured and in the process of collection. Management does not expect any material losses from the resolution of any of the credits in this category.

Non-performing Commercial, Consumer and Other

The commercial, consumer and other non-performing loan category totaled $10.7 million as of December 31, 2003. The balance in this category increased $6.5 million due primarily to the addition of credits related to two different borrowers - one credit in the amount of $2.5 million that has its collateral currently under contract for sale whereby the Company would be paid in full upon the closing of the sale and one borrower relationship in the amount of $3.7 million that the Company is working closely with the borrower to resolve. Additionally, one other borrower relationship in this category totaling $1.5 million that has been listed as non-performing in prior quarters is currently expected to be resolved in the first quarter of 2004 via the sale of collateral. The remaining balance of loans in this category of non-performing loans is comprised of approximately 20 credits with no balance exceeding $700,000 individually. Although the balance of loans in this category has increased significantly in percentage terms from the prior quarter, the cause is limited to a very small number of credits. Management does not expect any material losses from the resolution of any of the credits in this category. The increase is not considered to be a trend but rather the confluence of unrelated factors that are primarily related to two borrowers.

Non-performing Premium Finance Receivables

The table below presents the level of non-performing premium finance receivables as of December 31, 2003 and 2002, and the amount of net charge-offs for the years then ended (in thousands):

	2003	2002
Non-performing premium finance receivables	$9,433	$6,923
- as a percent of premium finance receivables outstanding	1.26%	1.50%
Net charge-offs of premium finance receivables	$2,159	$3,224
- as a percent of average premium finance receivables	0.34%	0.70%

The level of non-performing premium finance receivables as a percent of total premium finance receivables is down from the prior year-end level. As noted below, fluctuations in this category may occur due to timing and nature of account collections from insurance carriers. Management is comfortable with administering the collections at this level of non-performing premium finance receivables and expects that such ratios will remain at relatively low levels.

The ratio of non-performing premium finance receivables fluctuates throughout the year due to the nature and timing of canceled account collections from insurance carriers. Due to the nature of collateral for premium finance receivables it customarily takes 60-150 days to convert the collateral into cash collections. Accordingly, the level of non-performing premium finance receivables is not necessarily indicative of the loss inherent in the portfolio. In the event of default, Wintrust has the power to cancel the insurance policy and collect the unearned portion of the premium from the insurance carrier. In the event of cancellation, the cash returned in payment of the unearned premium by the insurer should generally be sufficient to cover the receivable balance, the interest and other charges due. Due to notification requirements and processing time by most insurance carriers, many receivables will become delinquent beyond 90 days while the insurer is processing the return of the unearned premium. Management continues to accrue interest until maturity as the unearned premium is ordinarily sufficient to pay-off the outstanding balance and contractual interest due.

Non-performing Indirect Automobile Loans

Total non-performing indirect automobile loans were $420,000 at December 31, 2003, compared to $677,000 at December 31, 2002. The ratio of these non-performing loans to total indirect automobile loans was 0.24% at December 31, 2003 compared to 0.38% at December 31, 2002. As noted in the Allowance for Loan Losses table, net charge-offs as a percent of total indirect automobile loans were 0.45% for 2003 compared to 0.42% in the same period in 2002. The level of non-performing and net charge-offs of indirect automobile loans continues to be below standard industry ratios for this type of lending. Due to the impact of the current economic and competitive environment surrounding this type of lending, management continues to de-emphasize, in relation to other loan categories, growth in the indirect automobile loan portfolio. Indirect automobile loans at December 31, 2003 were $174 million, down from $178 million at December 31, 2002.

94	WINTRUST FINANCIAL CORPORATION

Potential Problem Loans

Management believes that any loan where there are serious doubts as to the ability of such borrowers to comply with the present loan repayment terms should be identified as a non-performing loan and should be included in the disclosure of “Past Due Loans and Non-performing Assets”. Accordingly, at the periods presented in this report, the Company has no potential problem loans as defined by SEC regulations.

Credit Quality Review Procedures

At each scheduled meeting of the Boards of Directors of the Banks and the Wintrust Risk Management Committee, a Watch List is presented, showing all loans that are non-performing and loans that may warrant additional monitoring. Accordingly, in addition to those loans disclosed under “Past Due Loans and Non-performing Assets,” there are certain loans in the portfolio which management has identified, through its Watch List, which exhibit a higher than normal credit risk. These Watch List credits are reviewed individually by management to determine whether any specific reserve amount should be allocated for each respective credit. However, these loans are still performing and, accordingly, are not included in non-performing loans. Management’s philosophy is to be proactive and conservative in assigning risk ratings to loans and identifying loans to be included on the Watch List. The principal amount of loans on the Company’s Watch List as of December 31, 2003 and December 31, 2002, was approximately $27.4 million and $34.3 million, respectively. We believe these loans are performing and, accordingly, do not cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Loan Concentrations

Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 2003, except for loans included in the premium finance operating segment.

EFFECTS OF INFLATION

A banking organization’s assets and liabilities are primarily monetary. Changes in the rate of inflation do not have as great an impact on the financial condition of a bank as do changes in interest rates. Moreover, interest rates do not necessarily change at the same percentage as does inflation. Accordingly, changes in inflation are not expected to have a material impact on the Company. An analysis of the Company’s asset and liability structure provides the best indication of how the organization is positioned to respond to changing interest rates. See “Asset-Liability Management” section of this report.

2003 ANNUAL REPORT	95

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to the Company’s projected growth, anticipated improvements in earnings, earnings per share and other financial performance measures, and management’s long-term performance goals, as well as statements relating to the anticipated effects on financial results of condition from expected developments or events, the Company’s business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and to open new branch offices, and to pursue additional potential development or acquisition of banks, wealth management entities or specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:

•	The level of reported net income, return on average assets and return on average equity for the Company will in the near term continue to be impacted by start-up costs associated with de novo bank formations, branch openings, and expanded wealth management services. De novo banks typically require 13 to 24 months of operations before becoming profitable, due to the impact of organizational and overhead expenses, the startup phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. Similarly, the expansion of wealth management services through the Company’s acquisition of the Wayne Hummer Companies in 2002 and Lake Forest Capital Management in 2003 will depend on the successful integration of these businesses.

•	The Company’s success to date has been and will continue to be strongly influenced by its ability to attract and retain senior management experienced in banking and financial services.

•	Although management believes the allowance for loan losses is adequate to absorb losses inherent in the existing portfolio of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses.

•	If market interest rates should move contrary to the Company’s gap position on interest earning assets and interest bearing liabilities, the “gap” will work against the Company and its net interest income may be negatively affected.

•	The financial services business is highly competitive which may affect the pricing of the Company’s loan and deposit products as well as its services.

•	The Company’s ability to adapt successfully to technological changes to compete effectively in the marketplace.

•	Future events may cause slower than anticipated development and growth of the Tricom business should the temporary staffing industry experience continued slowness.

•	Changes in the economic environment, competition, or other factors, may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and the pricing of loans and deposits and may affect the Company’s ability to successfully pursue acquisition and expansion strategies.

•	The conditions in the financial markets and economic conditions generally, as well as unforeseen future events surrounding the wealth management business, including competition and related pricing of brokerage, trust and asset management products.

•	Unexpected difficulties or unanticipated developments related to the integration of Advantage National Bancorp, Inc. and Village Bancorp, Inc.

•	Unexpected difficulties or unanticipated developments related to the pending organization of the Company’s next de novo bank planned for the Beverly neighborhood of Chicago.

96	WINTRUST FINANCIAL CORPORATION

(This Page Intentionally Left Blank)

2003 ANNUAL REPORT	97

Leadership — Directors & Officers

Wintrust Financial Corporation

Lake Forest Bank & Trust Company

Directors

Peter D. Crist
Bruce K. Crowther
Bert A. Getz, Jr.
Philip W. Hummer
John S. Lillard (Chairman)
James B. McCarthy
Marguerite Savard McKenna
Albin F. Moschner
Thomas J. Neis
Hollis W. Rademacher
J. Christopher Reyes
John J. Schornack
Ingrid S. Stafford
Edward J. Wehmer

Executive Officers

Edward J. Wehmer
President & Chief Executive Officer

David A. Dykstra
Senior Executive Vice President &
Chief Operating Officer

Lloyd M. Bowden
Executive Vice President/Technology

James F. Duca, II
Executive Vice President/Wealth Management

Robert F. Key
Executive Vice President/Marketing

Richard B. Murphy
Executive Vice President & Chief Credit Officer

David L. Stoehr
Executive Vice President &
Chief Financial Officer

Officers

David J. Galvan
Barbara A. Kilian
John S. Reagan
Michael A. Cherwin
Matthew E. Doubleday
Raj V. Nagarajan
Richard J. Pasminski
Jay P. Ross
Jolanta K. Slusarski
T. Tolbert Chisum
Stacey L. Herman
Scott D. Nolan
Patricia L. Pappas
Helene A. Torrenga
Natalie A. Meissner
Grant A. Haughton

Directors

Maxine P. Farrell
Jack Frigo
Randolph M. Hibben
Howard Kerr
Robert T.E. Lansing
John S. Lillard
Frank Mariani
John J. Meierhoff
Albin F. Moschner
Joseph Pasquesi
Hollis W. Rademacher
Alison P. Ranney
J. Christopher Reyes
Ellen Stirling
Edward J. Wehmer
Maurice F. Dunne, Jr. (Emeritus)
Francis Farwell (Emeritus)
Eugene Hotchkiss (Emeritus)
Moris T. Hoversten (Emeritus)

Executive Officers

Randolph M. Hibben
Chairman & Chief Executive Officer

John J. Meierhoff
President & Chief Operating Officer

Rachele L. Wright
President-Bank of Highwood-Fort
Sheridan

Mary Beth Jones
President-West Lake Forest

Sandra McCraren
President-Highland Park Bank &
Trust

Loans

Kurt K. Prinz
Kathryn Walker-Eich
Stephen L. Madden
Janice C. Nelson
Jennifer Z. Brooks
Warren Harshbarger
Lori Higgins
Thomas Littau
Stephen Milota
Mary Satherlie
Lisa Sefton
Gina Stec
Laura Cascarano
Patricia McNeilly
James C. Miller
Michelle Parnell
Susan Potash
Maria Santello
Christopher Baker
Todd K. Grubich
Kimberly Greenfield
Jane Kriens
April Thompson

Personal Banking

Lynn Van Cleave
Thomas Groth
Twila D. Hungerford
Judy Moloney
Dennis Carani
Piera Dallabattista
Amy Boyle
Barbara Kubas
Christina Martoccio
Shilpa Patel

Operations/Finance/Other

Mary Ann Gannon
Richard J. Pasminski
Margaret Zacher
Kathleen E. Bickmore
Kelly Breasbois
Elizabeth Krumrey
Andrea Levitt
Jo Marie Loesch
Debra Nicholas
Carolyn P. Szymanski

98	WINTRUST FINANCIAL CORPORATION

Hinsdale Bank & Trust Company

North Shore Community Bank & Trust Company

Directors

Peter D. Crist
Diane Dean
Donald Gallagher
Elise Grimes
Robert D. Harnach
Dennis J. Jones
Douglas J. Lipke
James B. McCarthy
James P. McMillin
Mary Martha Mooney
Richard B. Murphy
Margaret O’Brien Stock
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
President-Clarendon Hills Bank

Stephen C. Pleimling
President-The Community Bank of
Western Springs

Michael G. Busse
President-Community Bank of
Downers Grove

Richard J. Mahoney
Executive Vice President/
Commercial Banking

Loans

Edward J. Farrel
Mark Hale
Kay M. Olenec
Richard J. Stefanski
Eric C. Westberg
Phyllis Long
Robert D. Meyrick
Timothy S. Murphy
Cora Mae Corley
Pat L. Gray
Brad R. Hettich
Kathy R. Oergel
Jason N. Bledsoe
Maria Chialdikis
Cheryl M. Cummings
Matthew R. Corley
Lori C. Ritzert

Personal Banking/Operations

Anne M. O’Neill
Michelle A. Kennedy
Holly A. Bishop
Esther Cook
Carol E. Franzo
Kim E. Fernandez
Michelle Paetsch
Elizabeth D. Reis
Patricia A. Mayo
Rhonda M. Sippel

Directors

Gilbert W. Bowen
T. Tolbert Chisum
Gregory P. Crecos
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
Maurice F. Dunne, Jr. (Emeritus)
James Fox (Emeritus)
Lemuel H. Tate (Emeritus)

Executive Officers

Randolph M. Hibben
Chairman & Chief Executive Officer

Robert H. Meeder
President

L. Hamilton Kerr, III
President-Wayne Hummer Bank

Donald F. Krueger
Executive Vice President &
Chief Operating Officer

James L. Sefton
Executive Vice President/Senior Credit Officer

Lauretta M. Burke
Senior Vice President/Commercial Lending

Loans

John P. Burk
Robert Clausen
Ann T. Tyler
James P. Waters
Richard Chan
Romelia Lemus
Steve Bailen
Jaki Pearl
Jamie Kane

2003 ANNUAL REPORT	99

North Shore Community Bank &
Trust Company (continued)

Libertyville Bank & Trust Company

Residential Real Estate

Mark A. Stec
Susan Mundy
Kelly Mishka
Dawn Wilkinson

Personal Banking

Michael T. Donnelly
Leslie A. Niemark
Diane Schwartz
Catherine W. Biggam
Ingrid Brewer
Eric I. Jordan
Maureen A. Nicholl
Mi Balderas
Angela Bentley
Lisa Blumenfeld
John Bodel
Beatrice Borre
Kimberly Davis
Adelia Lawson
Melissa O’Malley
David Sweeney

Finance/Operations

John A. Barnett
Jennifer A. Kocour
Angelica Escobar
Karin Jacobson
J. Robert Marrs

Directors

Neville Carr
Bert Carstens
Joseph F. Damico
David A. Dykstra
Bert A. Getz, Jr.
Donald Gossett
Jeffrey Harger
Richard Nakon
William Newell
Hollis W. Rademacher
John N. Schaper
Jane Stein
Jack Stoneman
Edward J. Wehmer
Edward Werdell

Executive Officers

Bert Carstens
Chairman & Chief Executive Officer

Edward Werdell
President & Chief Operating Officer

Crystal McClure
President-Wauconda
Community Bank

Bradley Nickerson
President-Gurnee Community Bank

Commercial Banking

Brian Mikaelian
William Westerman
Betty Berg
John Brennan
Michael Buchert
Richard Higgins
Michael Murphy
Ronald Schroeder
Randolph Webster
Rosemarie Garrison
Barbra Meyer

Residential Real Estate

Thomas Eardley
Judy Franks
Christine Koch

Personal Banking

Sharon Worlin
Ursula Schuebel
Karen Bouas
Bobbie Callese
Deborah Motzer
Julie Rolfsen
Karen Schmidt
Colleen Turley
Irene Huff
Cindy Tysland
Rachel Vincent
Mary Schumaker

Operations/Finance

Suzanne Chamberlain
Lynn Wiacek
Linda Terrian
Angela Atterbury
Joy Barroso
Maria Hurtado
Dwayne Nicholson
Drew Kriston

100	WINTRUST FINANCIAL CORPORATION

Barrington Bank & Trust Company, N.A.

Crystal Lake Bank & Trust
Company, N.A.

Directors

James H. Bishop
Raynette Boshell
Edwin C. Bruning
Dr. Joel Cristol
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Kathleen R. Horne
Peter Hyland
Carol M. Nelson
Sam Oliver
Mary F. Perot
Hollis W. Rademacher
Peter P. Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Charles VanFossan
Edward J. Wehmer
Tim Wickstrom

Executive Officers

James H. Bishop
Chairman

W. Bradley Stetson
President & Chief Executive Officer

Jon C. Stickney
Executive Vice President/Senior
Lender

Georgeanna Mehr
President-Hoffman Estates
Community Bank

Linda J. Schiff
Senior Vice President/Lending &
President-Community Advantage

Loans

Michael P. McEllen
John D. Haniotes
Burke A. Groom
Christopher P. Marrs
Peter J. McDaniel
Charlotte Neault
Peter J. Santangelo
Barbara E. Tomasello
Stacey Adams
Janet Huffman
Karen G. Smith
Kathy E. Zuniga

Personal Banking/Operations

James Weiler
Paul R. Johnson
Patricia A. Mitchell
Afroze Rahman
Christine M. Sherman
Lana A. Smart
Eileen L. Andersen

Directors

Ronald Bykowski
Charles D. Collier
Donald Franz
John W. Fuhler
Diana Kenney
Dorothy M. Mueller
Thomas J. Neis
Marshall Pedersen
Anthony Pintozzi Jr.
Ormel J. Prust
Hollis W. Rademacher
Candy Reedy
Nancy Riley
Robert Robinson
Robert C. Staley
James N. Thorpe
Edward J. Wehmer
Henry L. Cowlin (Emeritus)

Executive Officers

Charles D. Collier
Chairman & Chief Executive Officer

James N. Thorpe
President & Chief Operating Officer

Pam Umbarger
Senior Vice President/Operations

Joseph L. McVicker
President-Cary Bank & Trust

Phillip R. Oeffling
President-McHenry Bank & Trust

Ormel J. Prust
Executive Vice President-McHenry
Bank & Trust

Loans

Mark J. Peteler
Joan M. Bassak
Rosemarie Smith
Brian R. Fowler

Personal Banking/Operations

Pamela L. Bialas
Peter S. Fidler
Marybeth Barron
Linda VanEvery

2003 ANNUAL REPORT	101

Northbrook Bank & Trust
Company

Directors

Patrick J. Caruso
Daniel E. Craig
David A. Dykstra
Rockwood S. Edwards
Joel S. Garson
Amy C. Kurson
David P. Masters
Hollis W. Rademacher
Penelope J. Randel
Richard C. Rushkewicz
Todd W. Stetson
Edward J. Wehmer (Chairman)

Executive Officers

Richard C. Rushkewicz
President & Chief Executive Officer

David P. Masters
Executive Vice President/Lending

Edward W. Bettenhausen
Senior Vice President

Kenneth E. Tremaine
Senior Vice President

Michael S. Abruzzini
President-Buffalo Grove Bank & Trust

Loans

William C. Cella
Kathryn A. Nellis
Lewis Korompilas

Personal Banking

Marla S. Giblichman
Patricia A. Klingeman

Operations/Finance

Erich Laumer
Rosemarie D. Mann

Advantage National Bank

Directors

Chad D. Arthur
Patrick S. DeMoon
Lee D. Garr
Henry Gianvecchio
Jack Groat
Paul A. Katauskas
Keith J. Kotche
Edward N. Levato
Anthony C. Massaro
Gregg Newhuis
Branka Poplonski
Hollis W. Rademacher
Patrick J. Ranallo
Diane Sanders
Lisa C. Schmeh
Edwin F. Schwarzer
Harvey G. Seybold
Gayle Smolinski
Mark C. Stetson
Gerhardt E. Umlauf (Chairman)
Edward J. Wehmer

Executive Officers

Gerhardt E. Umlauf
Chairman

Lisa C. Schmeh
President & Chief Executive Officer

Mark C. Stetson
Senior Vice President/Lending

Paul A. Katauskas
Senior Vice President & Chief
Financial Officer

Loans

Renee M. Kirin
Katrina L. Dobrovolny
Philip A. Bash
George S. Dimitrakopoulos
Jill Mollenkamp
Mark T. Raistrick
Edeltraud V. Reed

Operations

Helen A. Touchton
Donna Garrett

Village Bank and Trust — Arlington Heights

Directors

Peter J. Abruzzo
R. Kennedy Alger
F. Matthew Baines
David W. Belconis
James H. Bishop (Vice Chairman)
Elizabeth A. Chartier
Kevin R. Hitzeman
Ross Ippolito
John J. Lopez
James R. McCarthy
Hollis W. Rademacher
Thomas H. Roth (Chairman)
Kristine M. Stabler
Donald J. Storino
Edward J. Wehmer

Executive Officers

R. Kennedy Alger
President & Chief Executive Officer

Elizabeth A. Chartier
Executive Vice President &
Controller

Angelos Mitroussias
Senior Vice President & Senior
Loan Officer

Officers

Matthew J. Salatino
Norma L. Ahlstrand
Susan A. Puraleski

102	WINTRUST FINANCIAL CORPORATION

Beverly Bank & Trust Company, N.A.
(in organization)

Wayne Hummer Investments, L.L.C.

Directors Elect

Elnora Daniel
David A. Dykstra
Thomas Gibbons
Ray Guerin
James Keaty
Raymond L. Kratzer
John McInery
Jo Anne Moss
Dennis C. O’Malley
James A. O’Malley (Chairman)
Hollis W. Rademacher
Tom Schaffer
Michael Sise
Ted Spyropoulos
David L. Stoehr
Edward J. Wehmer

Executive Officers

James A. O’Malley
Chief Executive Officer

Dennis C. O’Malley
President

William T. Salamone
Executive Vice President &
Chief Operations Officer

Officers

John C. Colgan
Dee V. Lawson

Directors

Steven R. Becker
James F. Duca, II
David A. Dykstra
Philip W. Hummer
L. Hamilton Kerr, III
Laura A. Kogut
Raymond L. Kratzer
John S. Lillard
Thomas McDonald
Robert L. Meyers
Hollis W. Rademacher
Edward J. Wehmer (Chairman)
Richard Wholey

Executive Officers

Thomas McDonald
President & Chief Executive Officer

George T. “Ted” Becker
Executive Vice President & Chief
Financial Officer

Laura A. Kogut
Executive Vice President & Chief
Operations Officer

Investments

Linda Becker
Steven R. Becker
Philip M. Burno
W. Douglas Carroll
Daniel G. Hack
Philip W. Hummer
William B. Hummer
Richard J. Kosarek
Raymond L. Kratzer
Luigi E. Mancusi
David P. Poitras
Richard Wholey
H. Flagg Baum
Victor Baum
Katherine Burno
Peder Culver
John Fritzell
Jeffry P. Kraus
J. Daniel Hansen
Robert A. Hon
Patricia A. Marsh
P. Scott Park
Joseph A. Piekarczyk
Brian Siegel
Floyd Siegel

R. Daniel Steele
John C. Tyrpin
Ronald A. Tyrpin
Errett Van Nice
Lawrence H. Weisz
Jean Williams
James J. Bann
David M. Bruskin
Vincent Cannova
Paul Cetera
Steven Diamond
Larry Doody
John Frazak
Thomas J. Fulscher
Shawn Gretzinger
Donald A. Kennedy
Gerard B. Kostuk
Grove N. Mower
Michael J. Phillipp
Scott W. Turner

Sales/Marketing

Robert A. Stuber
Kellie Dolliver

Operations/Other

Paul Carroll
Kathy Darcy
Mary McCarthy
William Reilly
Elliott Silver
Marylin Hederman
Thomas Kiernan
William Reynolds
Maureen Valentine
Matthew Stasko
Diane Hogan
Jonathan Stanislaw
Barbara Danks
Mariusz Niedbalec
Leonard Smith
Anna Solus
Paul Wascher
James Zaczyk
Lynn Reynolds

2003 ANNUAL REPORT	103

Focused Investments L.L.C.

Directors

James F. Duca, II
David A. Dykstra
Laura A. Kogut (Chairman)
Raymond L. Kratzer
Thomas McDonald
Edward J. Wehmer

Executive Officers

Laura A. Kogut
President & Chief Executive Officer

Officers

Jenny J. Charles
Tom Stamborski
Michelle Biondo
Lisa Newman

Wayne Hummer Trust
Company, N.A.

Directors

Joseph Alaimo (Chairman)
Mark H. Dierkes
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Raymond L. Kratzer
John S. Lillard
Sandy A. Lincoln
David P. Poitras
Hollis W. Rademacher
James P. Richter
Thomas J. Rowland
Richard P. Spicuzza
Robert C. Staley
Edward J. Wehmer (Vice Chairman)
Stanley R. Weinberger

Executive Officers

James F. Duca, II
President & Chief Executive Officer

Laura A. Kogut
Chief Operations Officer

Officers

Robert Mayo
Robert L. Meyers
James P. Richter
Samuel Carpenter
Kenneth H. Cooke
David D. Cox
Jennifer L. Czerwinski
Kathy Darcy
Mark H. Dierkes
Edward W. Edens
Susan C. Gavinski
Amy G. Howes
Ethel R. Kaplan
Elizabeth Karabatsos
Gerard B. Leenheers
Anita E. Morris
Laura H. Olson
Thomas J. Rowland
Sandra L. Shinsky
Kay Stevens
Ann Wiesbrock
Maria Bora
Virginia Primack
Judith McAndrew

Wayne Hummer Asset
Management Company

Directors

Joseph Alaimo
Mark H. Dierkes
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Raymond L. Kratzer
John S. Lillard
Sandy A. Lincoln
David P. Poitras
Hollis W. Rademacher
James P. Richter
Thomas J. Rowland
Richard P. Spicuzza
Robert C. Staley
Edward J. Wehmer
Stanley R. Weinberger

Executive Officers

Sandy A. Lincoln
President & CEO

George T. “Ted” Becker
Chief Financial Officer

Officers

Mark H. Dierkes
Philip W. Hummer
Robert L. Meyers
David P. Poitras
James P. Richter
Thomas J. Rowland
David D. Cox
David J. Galvan
Richard O’Hara
Amy G. Howes
Damaris E. Martinez
Jean M. Maurice

104	WINTRUST FINANCIAL CORPORATION

First Insurance Funding Corp.

Directors

Frank J. Burke
David A. Dykstra
Hollis W. Rademacher
Edward J. Wehmer (Chairman)

Executive Officers

Frank J. Burke
President & Chief Executive Officer

Robert G. Lindeman
Executive Vice President/Informa-
tion Technology

Mark A. Steenberg
Executive Vice President/Operations

Finance/Marketing/Operations

Michelle H. Perry
John W. Dixon
Matthew E. Doubleday
Mark C. Lucas
G. David Wiggins
Kimberly J. Malizia
Amy J. Evola
Russell L Goldstein
Whitney E. Bergfeld

Tricom, Inc. of Milwaukee

Directors

Julie Ann Blazei
David A. Dykstra
Dennis J. Jones
John Leopold (Chairman)
Marge Stock
Hollis W. Rademacher
James McMillin
Edward J. Wehmer

Senior Staff

Julie Ann Blazei
President

Rick Gehrke
Cash Management Manager

Mary Jo Heim
Accounting Manager

Sandra Sell
Credit Manager & Account
Executive

Linda Walsch
Payroll Services Manager

Wintrust Information Technology
Services Company

Directors

Lloyd M. Bowden
Paul Carroll
James F. Duca, II
David A. Dykstra
Mary Ann Gannon
Donald F. Krueger
Robert G. Lindeman
David P. Masters
Richard B. Murphy
Linda J. Schiff
Brian Schwartz
Jolanta K. Slusarski
Pam Umbarger

Executive Officers

Lloyd M. Bowden
President & Chief Executive Officer

Candace M. Schulze
Vice President/Banking Services

Management

Susan M. Greffin
Tara Delaney-Grimes
Carol M. Hahn
Scott T. Meyers

Senior Staff

Elizabeth K. Pringle
Dennis L. Brower
Glenn W. Ritchie
Ronald D. Henriksen

2003 ANNUAL REPORT	105

Corporate Locations

Wintrust Financial Corporation

www.wintrust.com

727 North Bank Lane
Lake Forest, IL 60045
847-615-4096

Lake Forest Bank & Trust Company

www.lakeforestbank.com
Lake Forest Locations
Main Bank
727 North Bank Lane
Lake Forest, IL 60045
847-234-2882

Main Drive-thru
780 North Bank Lane
Lake Forest, IL 60045
847-615-4022

West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
847-615-4080

West Lake Forest Drive-thru
911 Telegraph Road
Lake Forest, IL 60045
847-615-4098

Lake Bluff
103 East Scranton Avenue
Lake Bluff, IL 60044
847-615-4060

Bank of Highwood – Fort Sheridan
507 Sheridan Road
Highwood, IL 60040
847-266-7600
www.bankofhwfs.com

Highland Park Bank & Trust
600 Central Avenue
Port Clinton Square
Suite 142 (Facing First Street)
Highland Park, IL 60035
847-432-9988

MMF Leasing Services
810 S. Waukegan Road
Lake Forest, IL 60045
847-604-5060

Hinsdale Bank & Trust Company

www.hinsdalebank.com
Hinsdale Locations
Main Bank
25 East First Street
Hinsdale, IL 60521
630-323-4404

Drive-thru
130 West Chestnut
Hinsdale, IL 60521
630-655-8025

Clarendon Hills Bank
200 West Burlington Avenue
Clarendon Hills, IL 60514
630-323-1240
www.clarendonhillsbank.com

ATM Drive-thru
5 South Walker Ave
Clarendon Hills, IL 60514

The Community Bank of Western Springs
1000 Hillgrove Avenue
Western Springs, IL 60558
708-246-7100
www.communitybankws.com

Riverside Bank
17 E. Burlington
Riverside, IL 60546
708-447-3222
www.bankriverside.com

Community Bank of Downers Grove
1111 Warren Avenue
Downers Grove, IL 60515
630-968-4700
www.downersgrovebank.com

North Shore Community
Bank & Trust Company

www.nscbank.com
Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
847-853-1145

Drive-thru
720 12th Street
Wilmette, IL 60091

4th & Linden Walk-up
351 Linden Ave
Wilmette, IL 60091

Glencoe Locations
362 Park Avenue
Glencoe, IL 60022
847-835-1700

Drive-thru
633 Vernon Avenue
Glencoe, IL 60022

Winnetka
576 Lincoln Ave
Winnetka, IL 60093
847-441-2265

Skokie
7800 Lincoln Avenue
Skokie, IL 60077
847-933-1900

Libertyville Bank & Trust Company

www.libertyvillebank.com
Libertyville Locations
Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
847-367-6800

Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
847-247-4045

South Libertyville
1200 South Milwaukee Avenue
Libertyville, IL 60048
847-367-6800

Wauconda Community Bank
Main Bank
495 West Liberty Street
Wauconda, IL 60084
847-487-2500
www.waucondabank.com

Drive-thru
1180 Dato Lane
Wauconda, IL 60084
847-487-3770

Barrington Bank & Trust Company

www.barringtonbank.com
Barrington Locations
Main Bank
201 S. Hough Street
Barrington, IL 60010
847-842-4500

106	WINTRUST FINANCIAL CORPORATION

Mortgage Department
202 S. Cook Street
Barrington, IL 60010
847-842-4674

Community Advantage
202 S. Cook Street
Barrington, IL 60010
847-842-7980
www.community-advantage.com

Hoffman Estates Community Bank
1375 Palatine Road
Hoffman Estates, IL 60195
847-963-9500
www.hecommunitybank.com

Crystal Lake Bank &
Trust Company

www.crystallakebank.com

Crystal Lake Locations
Main Bank
70 N. Williams Street
Crystal Lake, IL 60014
815-479-5200

Drive-thru
27 N. Main Street
Crystal Lake, IL 60014

South Crystal Lake
1000 McHenry Avenue
Crystal Lake, IL 60014
815-479-5715

McHenry Bank & Trust
3322 West Elm Street
McHenry, IL 60050
815-344-6600
www.mchenrybank.com

Cary Bank & Trust
60 East Main Street
Cary, IL 60013
847-462-8881
www.carybank.com

NorthAmerican Aviation Finance
70 N. Williams St.
Crystal Lake, IL 60014
1-877-FLYMONEY
www.namaf.com

Northbrook Bank & Trust Company

www.northbrookbank.com

Main Bank
1100 Waukegan Road
Northbrook, IL 60062
847-418-2800

Advantage National Bank

www.advantagenationalbank.com

Main Bank
75 East Turner Avenue
Elk Grove Village, IL 60007
847-364-0100

Roselle Facility
1350 West Lake Street
Roselle, IL 60172
630-529-0100

Village Bank and Trust –
Arlington Heights

Main Bank
311 South Arlington Heights Road
Arlington Heights, IL 60005
847-483-6000

Prospect Heights Facility
1854 East Rand Road
Prospect Heights, IL 60070

Wayne Hummer Investments, L.L.C.

www.whummer.com

300 South Wacker
Suite 1500
Chicago, IL 60606
312-431-1700

727 North Bank Lane
Lake Forest, IL 60045
847-482-8435

810 South Waukegan Avenue
Lake Forest, IL 60045
847-482-8469

25 East First Street
Hinsdale, IL 60521
630-655-8485

201 South Hough Street
Barrington, IL 60010
847-304-5938

200 East Washington St.
Appleton, WI 54911
920-734-1474

Focused Investments L.L.C.

www.focusedinvestments.com

300 South Wacker
Suite 1680
Chicago, IL 60606
312-431-1700

Wayne Hummer Trust Company

www.whummer.com

300 South Wacker
Suite 1340
Chicago, IL 60606
312-431-1700

727 North Bank Lane
Lake Forest, IL 60045
847-234-2882

West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
847-615-4080

25 East First Street
Hinsdale, IL 60521
630-323-4404

720 12th Street – 2nd Floor
Wilmette, IL 60091
847-853-2093

201 S. Hough Street
Barrington, IL 60010
847-842-4500

1100 Waukegan Road
Northbrook, IL 60062
847-418-2800

Wayne Hummer
Asset Management Company

www.whummer.com

300 South Wacker
Suite 1340
Chicago, IL 60606
312-431-1700

First Insurance Funding Corp.

www.firstinsurancefunding.com

450 Skokie Blvd., Suite 1000
Northbrook, IL 60062
847-374-3000

Tricom, Inc. of Milwaukee

www.tricom.com

16866 W Lisbon Road
Menomonee Falls, WI 53051
262-509-6200

Wintrust Information
Technology Services Company

851 North Villa Ave.
Villa Park, IL 60181
630-516-4060

2003 ANNUAL REPORT	107

Corporate Information

Public Listing and Market Symbol

The Company’s Common Stock is traded on The Nasdaq Stock Market® under the symbol WTFC. The stock abbreviation appears as “WintrstFnl” in the Wall Street Journal.

Website Location

The Company maintains a financial relations internet website at the following location: www.wintrust.com

Annual Meeting of Shareholders

May 27, 2004
10:00 a.m.
Michigan Shores Club
911 Michigan Avenue
Wilmette, Illinois

Form 10-K

The Form 10-K Annual Report to the Securities and Exchange Commission will be available to holders of record upon written request to the Secretary of the Company. The information is also available on the Internet at the Securities and Exchange Commission’s website. The address for the web site is: http://www.sec.gov.

Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Telephone: 312-427-2953
Facsimile: 312-427-2879

Current Market Makers Writing Research On Wintrust Financial Corporation Common Stock

•	Howe Barnes Investments, Inc.

•	FTN Financial Securities Corp.

•	Piper Jaffray & Co.

•	Raymond James & Associates

•	RBC Capital Markets

•	Sandler O’Neill & Partners

•	Sidoti and Company

•	Stifel, Nicolaus & Company, Inc.

108	WINTRUST FINANCIAL CORPORATION