Form 10-K, Exhibit 13
period 2004-12-31
WINTRUST FINANCIAL CORP
filed 2005-03-16
CIK 1015328

Exhibit 13.1

2004 Highlights—Another Very Busy And Growing Year

Wintrust Financial Corporation

•	Increased earnings 35%

•	Fully diluted earnings per share up 18%

•	Grew net revenue 26%

•	Net interest income up 31%

•	Total assets increased 35%

•	Total deposits grew 32%

•	Increased total loans 32%

•	Total equity up 35%

•	Number of bank charters expanded to 12 and total subsidiaries to 22

•	Successfully completed the acquisition of

-	WestAmerica Mortgage Company/Guardian Real Estate Services, Inc.

-	Northview Bank & Trust/Northview Mortgage, LLC

-	Town Bank of Delafield

•	Two acquisitions to close in 2005

-	State Bank of The Lakes (closed in January 2005)

-	First Northwest Bank (expected to close by early 2nd quarter 2005)

•	Added 14 new banking facilities in Illinois and Wisconsin

•	Book value per common share grew 25%

•	Dividends paid per share increased 25%

•	Market price per common share grew 26%

•	Return on average equity declined to 13.12%

•	Return on average assets improved to 0.94%

Who Is Wintrust?

For those of you new to our family, here is a brief description of who we are and what we do:

Wintrust Financial Corporation is a financial holding company headquartered in Lake Forest, Illinois, with total assets of $6.4 billion as of December 31, 2004. At the end of 2004, Wintrust operated 12 community banks located in the greater Chicago and southern Wisconsin areas. Of our 12 banking charters, eight were de novo banks started by Wintrust and four have been acquisitions of de novo banks. With the addition of State Bank of The Lakes, our bank charters now total 13 and provide community-oriented, personal and commercial banking services through 55 banking facilities. We provide wealth management services, including trust, asset management and brokerage capabilities, to clients primarily located in the Midwest. We originate and purchase residential mortgage loans, many of which are sold into the secondary market. And we are involved in specialty lending through operating subsidiaries or divisions of the Company’s banks. Our specialty lending niches include commercial insurance premium finance, accounts receivable financing and administrative services to the temporary staffing industry, condominium association lending, aircraft lending and indirect auto lending.

We have always had a policy of presenting our goals, objectives and financial results in an up front manner to our shareholders. In this annual report, we are confirming our policy of reporting thoroughly the financial results, accounting policies and objectives of Wintrust Financial Corporation and our operating subsidiaries. We hope you enjoy the report.

Selected Financial Trends

2	Wintrust Financial Corporation

Selected Financial Highlights

	Years Ended December 31
	2004	2003	2002	2001	2000
	(dollars in thousands, except per share data)
Selected Financial Condition Data (at end of year):
Total assets	$6,419,048	$4,747,398	$3,721,555	$2,705,422	$2,102,806
Total loans	4,348,346	3,297,794	2,556,086	2,018,479	1,547,596
Total deposits	5,104,734	3,876,621	3,089,124	2,314,636	1,826,576
Notes payable	1,000	26,000	44,025	46,575	27,575
Federal Home Loan Bank advances	303,501	144,026	140,000	90,000	—
Subordinated notes	50,000	50,000	25,000	—	—
Long term debt — trust preferred securities	204,489	96,811	50,894	51,050	51,050
Total shareholders’ equity	473,912	349,837	227,002	141,278	102,276

Selected Statements of Operations Data:
Net interest income	$157,824	$120,492	$98,128	$74,014	$61,000
Net revenue	243,276	193,084	158,800	102,812	79,306
Net income	51,334	38,118	27,875	18,439	11,155
Net income per common share — Basic	2.49	2.11	1.71	1.34	0.85
Net income per common share — Diluted	2.34	1.98	1.60	1.27	0.83
Cash dividends declared per common share	0.20	0.16	0.12	0.093	0.067

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin	3.17%	3.20%	3.34%	3.49%	3.66%
Core net interest margin (1)	3.31	3.32	3.51	3.73	3.91
Non-interest income to average assets	1.57	1.76	1.89	1.24	0.99
Non-interest expense to average assets	2.86	2.98	3.30	2.83	3.12
Net overhead ratio (2)	1.30	1.22	1.41	1.59	2.13
Efficiency ratio (3)	64.45	63.52	66.41	63.66	72.33
Return on average assets	0.94	0.93	0.87	0.79	0.60
Return on average equity	13.12	14.36	14.76	15.24	11.51

Average total assets	$5,451,527	$4,116,618	$3,212,467	$2,328,032	$1,853,582
Average total shareholders’ equity	391,335	265,495	188,849	120,995	96,918
Ending loan-to-deposit ratio	85.2%	85.1%	82.7%	87.2%	84.7%
Average loans to average deposits ratio	87.7	86.4	88.5	87.4	87.7
Average interest earning assets to average interest bearing liabilities	109.89	109.68	109.86	109.35	107.24

Asset Quality Ratios:
Non-performing loans to total loans	0.43%	0.72%	0.49%	0.64%	0.63%
Non-performing assets to total assets	0.29	0.51	0.34	0.48	0.46
Allowance for loan losses to:
Total loans	0.79	0.77	0.72	0.68	0.67
Non-performing loans	184.13	107.59	146.63	105.63	107.75

Common Share Data at end of year:
Market price per common share	$56.96	$45.10	$31.32	$20.38	$10.63
Book value per common share	$21.81	$17.43	$13.19	$9.72	$7.92
Common shares outstanding	21,728,548	20,066,265	17,216,270	14,531,665	12,921,592

Other Data at end of year:
Number of:
Bank subsidiaries	12	9	7	7	7
Non-bank subsidiaries	10	7	7	3	3
Banking offices	50	36	31	29	28

(1)	The core net interest margin excludes the interest expense associated with the Company’s Long-Term Debt — Trust Preferred Securities.

(2)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(3)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenues (less securities gains or losses).
A lower ratio indicates more efficient revenue generation.

2004 Annual Report	3

To Our Fellow Shareholders,

Welcome to Wintrust Financial Corporation’s ninth annual report. And thank you for being a shareholder.

Solid Growth Continues

2004 was another strong year for our young organization and our growing family of companies. Record growth was achieved in net income (up $13.2 million or 35%), net revenue (up $50.2 million or 26%), assets (up $1.67 billion or 35%), deposits (up $1.23 billion or 32%), and loans (up $1.05 billion or 32%). Once again, Wintrust is one of the fastest growing financial services groups in the U.S. in terms of the rate of growth of both earnings and assets. Our stock price increased 26% in 2004. And that’s on top of a 44% increase in 2003 and a 54% increase in 2002. We are pleased to report these results to you.

Aggressive Investment in Future Growth

In 2004, Wintrust invested heavily in expanding its banking, wealth management, and non-banking companies. This investment will pay-off down the road in terms of greater long-term earnings and franchise value.

We expanded our community banking franchises by adding a record fourteen new banking facilities in key Chicagoland markets and the southern Wisconsin markets of suburban Milwaukee and Madison—eight on a de novo basis and six by acquisition. This aggressive expansion helped Wintrust gain entry into some important markets before the competition and will generate greater income down the road as the young banks and branches mature.

Penetrating New Bank Markets— De Novo Expansion

In 2004, de novo banking facilities were opened in:

•	The Beverly neighborhood of Chicago (Beverly Bank & Trust Company);

•	Chicago, Illinois (Wayne Hummer Bank, a branch of North Shore Community Bank & Trust);

•	Downers Grove, Illinois (Downers Grove Community Bank, a branch of Hinsdale Bank & Trust Company);

•	Gurnee, Illinois (Gurnee Community Bank, a branch of Libertyville Bank & Trust Company);

•	The Ravinia neighborhood of Highland Park, Illinois (Highland Park Bank & Trust-Ravinia, a branch of Lake Forest Bank & Trust Company);

•	Buffalo Grove, Illinois (Buffalo Grove Bank & Trust, a branch of Northbrook Bank & Trust Company);

•	Lake Villa, Illinois (Lake Villa Community Bank, a branch of Libertyville Bank & Trust Company); and

•	The Sauganash neighborhood of Chicago (North Shore Community Bank & Trust – Sauganash).

Continued Opportunities on the Acquisition Front

Wintrust also completed strategic acquisitions in 2004—two community banking organizations, Northview Financial Corporation (Northview Bank & Trust Company and Northview Mortgage, LLC) and Town Bankshares, Ltd. (Town Bank), and a mortgage company, SGB Corporation (d/b/a WestAmerica Mortgage Company) and its affiliate Guardian Real Estate Services, Inc.

Northview Bank & Trust Company was an eleven year old community bank group with banking locations in Northfield (two facilities), Mundelein and

4	Wintrust Financial Corporation

Wheaton, Illinois. To minimize competition between Wintrust banks and to align our facilities in a logical geographical pattern, in December 2004, a number of changes were made:

•	relocation of Northview’s charter to Wheaton and renamed that bank Wheaton Bank & Trust Company;

•	Northview Bank & Trust’s facilities in Northfield then became branches of Northbrook Bank & Trust Company; and

•	Northview’s Mundelein office was renamed Mundelein Community Bank, and became a branch of Libertyville Bank & Trust Company.

Town Bank, a six year old community bank headquartered in Delafield, Wisconsin (a western Milwaukee suburb) with a branch in Madison, Wisconsin, provides our first banking entry into the southern Wisconsin market.

WestAmerica Mortgage Company engages in the origination and purchase of residential mortgages for sale into the secondary market. WestAmerica maintains principal origination offices in Arizona, California, Colorado, Florida, Illinois, Kansas, Nevada, and New Jersey. Guardian Real Estate Services provides document preparation and other loan closing services to WestAmerica and its mortgage broker affiliates. This acquisition provides Wintrust with additional fee revenue and our banks with sophisticated and efficient mortgage processing capabilities.

In 2004, we also announced definitive agreements to acquire two additional community banks—Antioch Holding Company (the parent company of State Bank of The Lakes) and First Northwest Bancorp, Inc. (the parent company of First Northwest Bank). We closed on Antioch Holding Company in January 2005 and plan to close on First Northwest Bancorp, Inc. by the second quarter of 2005.

State Bank of The Lakes, which began operations as a de novo bank way back in 1894, has locations in Antioch, Lindenhurst, Grayslake, Spring Grove and McHenry, Illinois. First Northwest, which began operations as a de novo bank in 1995, has two locations in Arlington Heights, Illinois.

13 Year Overview
Total Assets (in Billions)
Diluted EPS
$ 6
5
4
3
2
1
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1991-Lake Forest Bank & Trust
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
WestAmerica Mortgage (acquisition)
Guardian Real Estate Services (acquisition)
Northview Bank & Trust (acquisition)
Town Bank of Delafield (acquisition)
2005-State Bank of The Lakes (acquisition)
First Northwest Bank (pending acquisition)

2004 Annual Report	5

It is interesting to point out that by partnering up with the 110 year old State Bank of The Lakes we have increased the average age of our thirteen banks by over eight years!

De-Emphasizing De Novo ?

With our recent flurry of acquisitions, we are often asked whether this signals a de-emphasis on de novo banking. The answer is “Absolutely not!” 2004 was actually our most active de novo year ever and our plans for 2005 have us on a similar path.

The bank acquisitions we have made to date have allowed us to move into strategic areas with solid management platforms to support future growth. Other than State Bank of The Lakes, each has itself been a recent de novo institution which provides for a great cultural fit. Our plan is to assimilate these banks into our growth pattern creating both franchise and earnings value for our shareholders.

To evidence this one only needs to look at the progress of the two institutions we acquired in the fourth quarter of 2003. Advantage National Bank and Village Bank and Trust, both de novo institutions, had total assets of $132 million and $86 million, respectively, at their respective acquisition dates. As of December 31, 2004, these banks had grown total assets to $230 million and $173 million, respectively. It is our intention to apply this same strong growth strategy to all acquired institutions going forward.

Expanding Wealth Management Distribution

We have also invested aggressively to expand the wealth management side of our business. In 2004 and early 2005, we have added Wayne Hummer Financial Advisors to a number of Wintrust banking offices and now have Wayne Hummer Wealth Management representatives in fifteen facilities in Illinois and Wisconsin, including Barrington, Beverly, Chicago, Elk Grove Village, Hinsdale, Lake Forest, Libertyville, McHenry, Northbrook, Western Springs, West Lake Forest, Wilmette and Wheaton, Illinois, as well as, Appleton and Delafield, Wisconsin.

Capital Offering to Support Additional Growth

In December, we announced a public offering of 1.2 million shares of our common stock priced at $59.50 per share, before underwriting discounts. This capital raising effort was done in a very innovative way by using a “forward sale agreement.” The use of the forward sale agreement, among other things, allows the Company to deliver common shares and receive cash at the Company’s election anytime through mid-December of 2005. This flexibility allows us to efficiently deploy our capital resources when needed and, consequently, is beneficial to our shareholders. Our objective with this offering was to efficiently provide capital and funding for the acquisitions of State Bank of The Lakes and First Northwest Bank, and for other corporate purposes.

Many Thanks...And Welcomes

2004 was indeed a remarkable year for Wintrust. So, some well deserved “thank you’s” are due.

After each successful year, we thank all of our dedicated employees who continue to provide our customers and clients with the best service around, bar none. Thank you.

And to our management teams. Without your leadership, passion and hard work, our company would not be nearly as remarkable as it has become. Thank you.

6	Wintrust Financial Corporation

And to our customers—banking, mortgage, investment, trust, premium finance, employment agencies—for trusting us with your financial affairs. Thank you.

And to our more than 150 directors of Wintrust Financial Corporation and its subsidiaries for their commitment, wise counsel, and community involvement. Thank you.

And finally, to our shareholders for keeping us focused on what we do best—profitably growing our franchises by delivering superior customer service and products uniquely positioned to meet consumer needs. Thank you, too.

We have also added many new employees with the 2004 and early 2005 addition of Northview Bank & Trust, Town, Town Bank, WestAmerica Mortgage, State Bank of The Lakes, and eight new de novo bank facilities. To all of you, we also say “Welcome to the Wintrust family!”

What’s In Store for 2005?

We plan to continue our aggressive expansion of our banking, wealth management and other financial services franchises in 2005.

On the banking side, plans are being developed or construction is underway for a number of new or improved banking facilities including:

•	Advantage National Bank (new Carol Stream branch facility);

•	Barrington Bank & Trust (new branch on Northwest Highway in Barrington, with drive-through);

•	Barrington Bank & Trust (main bank addition);

•	Beverly Bank & Trust (main bank facility with drive-through);

•	Buffalo Grove Bank & Trust (main facility with drive-through);

•	Crystal Lake Bank & Trust Company (new Algonquin branch facility);

•	Downers Grove Community Bank (main facility with drive through);

•	Glen Ellyn Bank & Trust (new branch of Wheaton Bank & Trust, temporary facility);

•	Gurnee Community Bank (main facility with drive-through);

•	Highland Park Bank & Trust (new main facility with drive-through);

•	Lake Forest Bank & Trust-Lake Bluff (expansion and addition of drive through);

•	Northbrook Bank & Trust-West Northbrook (new branch facility);

•	North Shore Community Bank & Trust (main Wilmette bank expansion);

•	Palatine Bank & Trust (new branch of Barrington Bank & Trust, temporary and full service facility); and

•	Town Bank (new Waukesha Co., WI branch facility).

In 2005, Wayne Hummer has aggressive growth plans as well. We will expand Wayne Hummer’s distribution channel to additional Wintrust bank facilities, as well as add Financial Advisors to Wayne Hummer’s facilities in Chicago and Appleton. Our recruiting of experienced brokers who are tired of working for the larger multi-national investment firms and relish the opportunity to work locally for the more entrepreneurial Wayne Hummer group is working well. We also will be adding a state-of-the-art trading platform that will give our Financial Advisors best-in-class research and technology. In addition to providing many new sophisticated investment products and analytical tools, this new platform will also provide a terrific recruiting edge.

We are also executing our growth plans for our other financial subsidiaries—FIRST Insurance Funding, Tricom, and WestAmerica.

2004 Annual Report	7

A Table of Contents

Please enjoy the remainder of our 2004 Annual Report, which highlights the following areas:

Page	Topic

9	Overall Financial Performance
12	Corporate Maps
14	Updates on Our Existing Bank Franchises
17	An Update on Our Wayne Hummer Wealth Management Companies
19	An Update on Our Other Strategic Companies
21	Growth and Earnings Strategies
29	Acquisition Strategy
31	The Brands We Market
32	Report on Management’s Assessment of Internal Control Over Financial Reporting
33	Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control Over Financial Reporting
34	Consolidated Financial Statements
38	Notes to Consolidated Financial Statements
69	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
70	Management’s Discussion and Analysis
107	Leadership--Directors & Officers
118	Corporate Locations
122	Corporate Information

In Summary

We are pleased with the Company’s performance. While we significantly increased our investment in new bank facilities, acquisitions, and Wayne Hummer’s distribution channels, we executed our strategy of balancing growth of the balance sheet with growth in earnings. We are energized about our opportunities in community banking, wealth management, mortgage origination, and our other financial services businesses.

And as we wrote last year, our biggest challenge is to continue to act “small” in terms of how we operate and how we treat our customers. Maintaining our humble, small company culture is paramount as we add operating subsidiaries and continue our growth.

And Miles to Go Before We Sleep

As the great American poet Robert Frost penned in his 1923 “Stopping by Woods on a Snowy Evening” classic.

But I have promises to keep,
And miles to go before I sleep.
And miles to go before I sleep.

This too is our mantra. We also have miles to go before we sleep. At the ripe old adolescent age of thirteen, we continue to be stimulated by the journey ahead and are not ready to rest.

We are grateful for your continued support and are enthusiastic about making 2005 another strong year for our company and our shareholders.

Thank you again for being a shareholder and supporting our business.

Sincerely,

Edward J. Wehmer	John S. Lillard	David A. Dykstra
President &	Chairman	Senior Executive Vice President &
Chief Executive Officer		Chief Operating Officer

8		Wintrust Financial Corporation

Overall Financial Performance

2004 was another year of balancing future growth and current earnings. While Wintrust made record investments in de novo bank facilities, bank and non-bank acquisitions, and wealth management distribution channels that will pay out over the long-term, we also generated record earnings of $51.3 million this year, an increase of 35% over 2003. This is on top of 37% earnings growth in 2003. With average common shares outstanding up 14% in 2004, earnings per diluted share increased to $2.34, 18%. The Company also increased shareholders’ equity by $124.1 million or 35%. And book value per common share increased to $21.81, up 25%.

Excellent Vitals

In our eighth full year as a public corporation, we continued to generate strong growth rates on all of our vital statistics. Through our de novo banking expansion, targeted acquisitions, and unique business building strategies, we have been able to achieve something that few financial services groups around the country can claim—compound growth rates in assets, revenues and earnings that consistently exceed peer group.

Compound Growth Rates

	1 year	2 year	3 year	4 year	5 year

Total Assets	35.2%	31.3%	33.4%	32.2%	30.8%
Total Loans (1)	31.9%	30.4%	29.2%	29.5%	27.9%
Total Deposits	31.7%	28.5%	30.2%	29.3%	28.4%
Total Revenue	26.0%	23.8%	33.3%	32.3%	33.4%
Net Income	34.7%	35.7%	40.7%	46.5%	40.3%
Diluted Earnings Per Share	18.2%	20.9%	22.6%	29.6%	26.2%

(1)	Excludes mortgage loans held-for-sale

Performance Versus Goals

At Wintrust, we have always had a policy of presenting our goals, objectives and financial results in an up-front manner to our shareholders. We set aggressive goals and evaluate our performance versus those goals. Progressing towards these financial goals will make us a high performing company. In 2004, we had mixed progress towards achieving these goals:

Performance Measurements

	Our	Year ended 12/31,
	Goal	2004	2003	2002
Core Net Interest Margin (1)	4 - 4.5%	3.31%	3.32%	3.51%
Net Overhead Ratio	1.5 - 2.0%	1.30%	1.22%	1.41%
Return on Average Equity	20 - 25%	13.12%	14.36%	14.76%
Return on Average Assets	1.5%	0.94%	0.93%	0.87%
Earnings per Diluted Common Share		$2.34	$1.98	$1.60

(1)	By definition, our Core Net Interest Margin excludes the impact of interest expense associated with the Company’s Trust Preferred Securities offerings.

•	Our core net interest margin contracted 1 basis point in 2004 versus the prior year primarily due to the difficult rate environment;

•	Our net overhead ratio, a measure of operating efficiency, increased 8 basis points to 1.30%, due to the addition of a number of new facilities with higher net overhead ratios. However, the level is still very good and better than our targeted goals;

•	Return on average equity for 2004 stood at 13.12%, down from last year’s 14.36% due to the issuance of additional shares;

•	Return on average assets improved to 0.94% for the year, compared to 0.93% for 2003, and;

•	Earnings per diluted common share improved $0.36, or 18%.

2004 Annual Report	9

In 2005, we expect to see improvement in our key operating ratios as our young franchises and new acquisitions integrate, grow, and mature.

Interest Margin and Non-Interest Income

Our core net interest margin for 2004 essentially held at the same level of 3.31% compared to 3.32% in 2003. The difficult rate environment in 2004 held prime at a low of 4.00% for the first half of the year while rates gradually increased to 5.00% by the end of the year. This meant that increases in our earning asset yields were offset by rising price of deposits driven by higher cost of Tr e a s u r y - b a s e d deposit products and introductory deposit pricing for Wintrust’s new branch introductions into new markets. Nevertheless, net interest income totaled $157.8 million for 2004, an increase of $37.3 million, or 31%, over 2003. And if interest rates continue to rise, as many expect, the Company’s balance sheet is now positioned to benefit from additional Federal Reserve Bank rate increases. This is a key area for improvement for our community banks.

Our non-interest income grew to $85.5 million in 2004, an increase of 18% over the prior year. This growth was a result of a higher level of fees from our wealth management business, an increase in income from premium finance receivables which were sold to an unrelated third party, fees from originating and selling residential mortgage loans into the secondary market, and gains received from active management of our investment portfolio.

Return on Average Equity and Return on Average Assets Still Need Work

We have always maintained goals for our performance measurements. Two areas in which we are striving to achieve better results are return on average equity and return on average assets. Return on average equity fell from 14.36% a year ago to 13.12% for end of year 2004. Return on average assets grew by 1 basis point to 0.94%, an increase but still shy of our goal of 1.5%. However, we think we will achieve our Wintrust goals for return on average equity and return on average assets as our younger banks and acquisitions mature and garner higher returns on average equity and average assets.

Very Good Asset Quality

Asset quality continues to be an important part of our growth story. We ended the year with very low levels of non-performing assets and net charge-offs of loans. In the area of credit quality, one cannot rest on past laurels. We are relentless in the pursuit of credit quality.

10	Wintrust Financial Corporation

In 2004, non-performing assets totaled $18.6 million, or 0.29% of total assets, compared to $24.1 million, or 0.51% of total assets in 2003. Net loan charge-offs as a percentage of average loans declined to seven basis points in 2004, compared to 18 basis points in 2003. Non-performing assets remain at levels that the Company believes make monitoring and collection of the non-performing assets very manageable.

Earnings Growth Paying Dividends

In January and July of 2004, our Board of Directors approved semi-annual cash dividends of $0.10 per share of outstanding common stock. These dividends were paid in February and August. This annualized cash dividend of $0.20 per share represented a 25% increase over the per share common stock dividends paid during 2003.

And in January 2005, our Board approved a semi-annual cash dividend of $0.12 per share of outstanding common stock. The dividend was paid on February 22, 2005 to shareholders of record as of February 8, 2005. This cash dividend, on an annualized basis, represents a 20.0% increase over the per share common stock dividends paid during 2004. Here is a historical summary of our increasing dividend distribution:

	Diluted	Dividend	Dividend
Year	Earnings	Per Share	Payout Ratio

2004	$2.34	$0.200	8.5%
2003	1.98	0.160	8.1
2002	1.60	0.120	7.5
2001	1.27	0.093	7.3
2000	0.83	0.067	8.1

While we have increased the dividend every year since we initiated payment of dividends, as a growing company which is continually investing in growth, we continue to retain approximately 90% of our earnings to build our long term franchise. We also continue to consider a dividend reinvestment plan. The current dividend level is too small to make any such plan operationally efficient. However, such a plan is not out of the question if we are able to continue our precedent of increasing dividends in the future.

2004 Annual Report	11

Corporate Maps

Town Bank Madison, WI
Town Bank Delafield, WI
Milwaukee
WISCONSIN
ILLINOIS
State Bank of the Lakes
Lake Villa Community Bank
McHenry Bank & Trust
Lake
Gurnee Community Bank
Wauconda Community Bank
Libertyville Bank & Trust
Lake Forest Bank & Trust
Crystal Lake Bank & Trust
Cary Bank & Trust
Mundelein Community Bank
Bank of Highwood-Ft Sheridan
Buffalo Grove Bank & Trust
Highland Park Bank & Trust
Barrington Bank & Trust
McHenry
Northbrook Bank & Trust
Algonquin Bank & Trust
Hoffman Estates Community Bank
First Northwest Bank
North Shore Community Bank & Trust
Northview Bank & Trust
Palatine Bank & Trust
Village Bank & Trust
Advantage National Bank
Kane
DuPage
Cook
Glen Ellyn Bank & Trust
Wintrust Information Technology Services
Main Bank
Branch Office
Drive-thru/Walk-up
Wintrust Information Technology Services
Current Market Area
City of Chicago
Planned Expansion
Pending Acquisition
Wheaton Bank & Trust
Hinsdale Bank & Trust
Riverside Bank
The Community Bank of Western Springs
Community Bank of Downers Grove
Clarendon Hills Bank
Beverly Bank & Trust
Will

12	Wintrust Financial Corporation

2004 Annual Report	13

Updates on Our Existing Bank Franchises

Lake Forest Bank & Trust Company (LFB&T)

LFB&T in its thirteenth full year has eight bank facilities in Lake Forest, Lake Bluff, West Lake Forest, Highwood, Highland Park and, most recently, Ravinia. By the end of 2004, Highland Park Bank & Trust had opened a facility in Ravinia and almost completed their new permanent facility in downtown Highland Park. Additionally, ground was broken for a drive-through facility in Lake Bluff. LFB&T also established a new Personal Services Division to assist busy clients’ lives with personal services, as well as Women FIRSTTM, a “Woman’s Banking” program.

Hinsdale Bank & Trust Company (HB&T)

In operation for its eleventh year, HB&T boasts six locations in Hinsdale, Clarendon Hills, Western Springs, Riverside, and Downers Grove. Community Bank of Downers Grove became the fifth member of the HB&T family in early 2004, with the opening of their temporary facility while a permanent structure is being built. The commercial banking department of Hinsdale Bank has expanded to newly renovated space adjacent to the Bank’s main office.

North Shore Community Bank & Trust Company (NSCB&T)

Celebrating its tenth anniversary in 2004, NSCB&T has facilities in Wilmette, Glencoe, Winnetka, Skokie, and Chicago. NSCB&T completed the construction of their newest banking facility with a beautiful new permanent bank facility located in the Sauganash area of Chicago in 2004.

Libertyville Bank & Trust Company (LB&T)

LB&T completed its ninth year of operations and increased their number of facilities from five to eight in 2004, with the opening of Gurnee Community Bank and Lake Villa Community Bank in April and September, respectively. In December, LB&T welcomed Mundelein Community Bank (former branch of acquired Northview Bank & Trust) to the family.

14	Wintrust Financial Corporation

Barrington Bank & Trust Company, N.A. (BB&T)

In 2004, BB&T achieved eight years in operation while continuing to serve Barrington and Hoffman Estates with two facilities. BB&T received approval from regulators and construction is well underway on two new branch locations. The first, which will be called Palatine Bank & Trust, will be a full service branch location with a drive-up facility. The second is a drive-up and convenience facility on Northwest Highway in Barrington.

Crystal Lake Bank & Trust Company (CLB&T)

CLB&T continued to serve the communities of Crystal Lake, McHenry and Cary, Illinois with five facilities and is now over seven years old. CLB&T was proud to be the lead Wintrust bank in sponsoring Operation American Hero Care Package. Operation American Hero Care Package collected personal care items and letters that were mailed to American soldiers overseas. CLB&T and its staff were very proud of their involvement with this program, as were other Wintrust banks.

Northbrook Bank & Trust Company (NB&T)

NB&T expanded its presence geographically by establishing their first branch, Buffalo Grove Bank & Trust Company, in a temporary location. A permanent facility with drive-through is under construction. NB&T also welcomed

Northview Bank & Trust’s two Northfield locations into its family in late 2004. With four locations to provide outstanding community banking service, NB&T anticipates a continuation of the significant growth that it has had in just over four years.

Advantage National Bank (ANB)

During 2004, ANB enjoyed its first full year as part of the Wintrust family with facilities in Elk Grove Village and Roselle. ANB began an aggressive marketing program designed to grow their customer base and accounts per household and allowed us to increase deposits 67% from the previous year. Five new products were introduced during the year, including an exciting new Health Savings Accounts (HSA).

2004 Annual Report	15

Village Bank and Trust – Arlington Heights (VB&T)

2004 was also the first full year of Village Bank and Trust enjoying the support of being a Wintrust bank. Throughout the year, VB&T ran an aggressive marketing program in their Arlington Heights and Prospect Heights markets, which yielded the bank an 80% increase in the total deposit balances from the prior year. VB&T also introduced a new product called “Municipal NOW” account and is now better able to service the needs of surrounding municipalities.

Beverly Bank & Trust Company (BevB&T)

BevB&T opened in April 2004, serving the needs of the Beverly/Morgan Park residents and businesses, as well as surrounding communities on the southwest side of Chicago. The bank represents Wintrust’s eighth de novo institution and first charter in the City of Chicago. BevB&T had the strongest account opening for a de novo main bank in recent Wintrust history. A remarkable job for such a small facility that is only 2,000 square feet.

Town Bank (TB)

TB became a member of the Wintrust family in October 2004. Besides their location in Delafield, Wisconsin, TB opened a new facility in downtown Madison in 2004. This marks Wintrust’s first banking facilities in Wisconsin. TB also successfully launched a new Health Savings Account product in June 2004.

Wheaton Bank & Trust Company (WB&T)

In December 2004, WB&T was formed when the charter of the Northview Bank & Trust was transferred to the Northview branch in Wheaton, IL. The bank has gone though a complete transformation including a beautiful remodeling of the entire banking facility, doubling of its staff and celebrating its name change. In early 2005, the bank celebrated its Grand Reopening.

State Bank of The Lakes (SBOTL)

In January 2005, Wintrust announced the completion of the acquisition of SBOTL and its locations in Antioch, Lindenhurst, Grayslake, Spring Grove and McHenry. In 2004, they opened their fifth facility, located in McHenry, IL, and remodeled portions of their Antioch facility.

16	Wintrust Financial Corporation

An Update on Our Wayne Hummer Wealth Management Companies

Our Wayne Hummer Wealth Management operation is comprised of Wayne Hummer Investments, LLC, Wayne Hummer Trust Company and Wayne Hummer Asset Management Company. Serving generations of families, they continue to focus on what’s best for their clients.

As one of Chicago’s oldest investment firms, the Wayne Hummer companies provide a complete range of wealth management services ranging from brokerage to asset management to trust services. We have included a Wayne Hummer Capabilities brochure in this report for your review.

Wayne Hummer’s investment professionals have the expertise to provide our clients with sophisticated financial advice. Our clients range from those seeking basic investment services to high net worth individuals, charitable institutions and corporations seeking specialized money management services. Our Financial Advisors are responsible for assembling a team of Wayne Hummer specialists to address the specific financial needs of each of our clients. These specialists are seasoned experts in investment, trust, asset management, and financial planning. These are not part-time bank employees posing as investment advisors, nor are they “rookie” employees new to the complex world of investing. We approach each client objectively, carefully analyze their needs and recommend the appropriate financial solution.

In addition to our other offices, in 2004 and early 2005, Wayne Hummer has established a presence in Wintrust bank locations in Beverly, Elk Grove Village, Libertyville, McHenry, Western Springs, Wheaton, Wilmette, Illinois, and Delafield, Wisconsin. The offering of wealth management services in concert with our banking services has been extremely well received by our banking customers. Our Financial Advisors work with bank employees to create investment plans that complement our clients’ deposit and credit strategies. We look for continued growth during 2005 through expansion of our Chicago and Appleton, Wisconsin, offices and by staffing additional Wintrust Bank offices.

A key part of the Wayne Hummer marketing strategy has been the increased appearance of our professionals in the major and local media outlets. Wayne Hummer Investments’ Chief Economist, Bill Hummer, and Wayne Hummer Asset Management’s Chief Market Strategist, Sandy Lincoln, among others, are regularly sought out by national and local media to provide their commentary and expertise on timely topics.

In an effort to improve efficiency and to support our clients with the best technology and services, Wayne Hummer Investments has decided to outsource its securities clearing function. Toward the end of 2004, a task force comprised of senior management and operations personnel at Wayne Hummer began to map out the process of the move to this new trading platform which we plan to complete in the 2nd Quarter of 2005.

2004 Annual Report	17

By moving to an outsourced platform, Wayne Hummer will be partnering with a highly respected firm that can provide access to a broad range of innovative products, thus allowing us to keep pace with even the most sophisticated of our competitors. This move will also provide Wayne Hummer with the technological and product foundation necessary to recruit highly skilled and productive Financial Advisors.

Focused Investments, a subsidiary of Wayne Hummer Investments, continued to grow by providing a full range of investment products via a network of community-based financial institutions in the Midwest. Their gross commission revenue increased in 2004 by 28.9% over the previous year. Focused is expanding their marketing efforts into Michigan, Missouri, Minnesota, Ohio and Pennsylvania.

18	Wintrust Financial Corporation

An Update on Our Other Strategic Companies

FIRST Insurance Funding Corp.

As expected, the insurance industry experienced a flattening of premiums, causing most premium finance companies to suffer through a stagnant or declining 2004. Despite this, FIRST made 2004 another record year with $2.6 billion in premium finance volume, a 19% increase over 2003, and total outstanding and serviced loans of more than $1 billion.

FIRST’s growth came from aggressive sales and marketing efforts that added more than 200 active agents and brokers to FIRST’s core business. FIRST also received a boost from its continued endorsements from The Council of Insurance Agents & Brokers and The Professional Liability Agents Network and a new endorsement from the Agency Peak Performance EXchange (APPEX).

FIRST’s growth did not come at the expense of its profitability or asset quality. FIRST saw growth in its profitability and a continued decline in its delinquency numbers. With total delinquency holding at less than 2% of outstandings and charge-offs of only 0.14% of average loans, FIRST can boast one of the cleanest books in its history.

FIRST remained equally vigilant in its credit and underwriting, continuing to review annually each of the more than 3,800 agents, brokers and insurance companies it did business with in 2004.

FIRST hit all of these milestones with a stable employee base, thanks to continued automation by FIRST’s Information Technology group.

Having distribution in all 50 states, FIRST will build on these successes in 2005 by growing its core agent base and pursuing new channels within the insurance market.

Tricom Inc. of Milwaukee

As 2004 came to a close, so did three long years of economic strain for the staffing industry. Despite the continuing soft economy, Tricom Funding was able to maintain a net revenue contribution of $7.8 million and a net income contribution of $1.5 million.

Tricom used the year to build their asset-lending portfolio in larger markets. Tricom was successful in landing contracts with two growing and impressive staffing organizations that, combined, could contribute over $900,000 in net revenue in 2005.

Additionally, Tricom enhanced their marketing efforts with the introduction of a substantially improved website and all new marketing materials.

Two informative articles written by Tricom’s president, “Know What Your Funding Costs You” and “Partner for Growth” were featured in staffing trade publications giving Tricom added exposure in the industry and providing additional tools for both prospecting and retaining existing clients.

All signs indicate that 2005 should be the turning point for a healthy year in the contingent workforce.

Tricom services all types of staffing services companies and as of December 31, 2004, had clients in 34 states.

2004 Annual Report	19

Future plans include launching sales efforts in the Security Services Industry (security guards). This industry closely resembles the staffing industry with the same issues around finance.

WestAmerica Mortgage Company

WestAmerica joined Wintrust in 2004, as our newest nonbanking subsidiary. This gives the company access to capital to take advantage of future growth opportunities and leverage production capabilities inside the Wintrust banks.

For the mortgage industry, it was a year of consolidation as the refinances of the past few years declined dramatically. WestAmerica used this industry contraction to open new production offices in California, Portland and Charlotte, as quality sales people become available with the decline in the industry. WestAmerica’s distribution as of December 31, 2004, now includes 37 states.

In addition, the company expanded its productions into Alt-A and Second Mortgages, which by year-end accounted for roughly 25% of production.

In 2005, WestAmerica will continue to seek profitable expansion opportunities and the growth of its product lines while tightly managing overhead to maintain profitability and increase market share in all areas.

Wintrust Information Technology Services (WITS)

Security is on everyone’s mind these days and WITS continues to expand in this area to provide the highest practical level of customer information security. We have continued to develop our ability to monitor what is occurring inside and outside our network. By being aware of events as they are happening we are better positioned to prevent any potential loss of our customers’ valuable information.

WITS made a number of improvements to our on-line banking products and services. We implemented an enhanced customer services platform for our personal bankers and are piloting it with our newly converted acquisition banks. Additionally, we are piloting a new signature retrieval system at the teller lines of our newly converted acquisition banks. Additional functionality was added to our consumer Internet banking product expanding the customers’ access to check and statement images. Our customers can now perform an automated reset of their on-line password with e-mail notification of the new password therefore reducing the time to recover from a forgotten password.

WITS began rolling out a new Voice Over Internet Protocol system for the banks and other subsidiaries. During 2004, WITS converted approximately 35% of Wintrust’s analog phone lines to this system.

During 2004, WITS made increases and changes to staff to allow for conversion support of acquired financial institutions. This will allow us to minimize the cost of our conversion efforts. Additionally, this staff will develop into a product support group to work with our bankers on product ideas and provide project management of our efforts to deliver those products.

For 2005, WITS looks to continue to provide our banks and subsidiaries support on the technology front, including an enhanced design of our banks’ websites.

20	Wintrust Financial Corporation

Growth and Earnings Strategies

Growing Assets and Earnings

Wintrust has been a unique story since becoming public in 1996. It has been one of the most successful financial groups at generating a high level of both asset and earnings growth over an extended period of time. Stifel, Nicolaus & Company, a respected market maker, publishes quarterly data for over sixty bank holding companies they regularly track. Their most recent analysis once again ranks Wintrust’s five year annual compound growth rate in earnings per share performance in the top six and share price performance was in the top three of those bank holding companies that they track.

Generating both growth and earnings increases starts by setting aggressive goals for our banks, including growing each bank’s assets by $50-$75 million per year, increasing ROA by 10-20 basis points per year, and positioning the balance sheets for improvement in net interest margin in anticipation of upcoming rate increases. We attempt to accomplish these financial goals by executing our unique strategic plan that builds our brand franchises faster and more profitably than our competitors. Our recipe, which balances growth and earnings, also builds shareholder value and has created an earnings multiple that recently has exceeded most other bank groups our size.

#1 Strategy is Service, Service, Service

The underlying lynchpin of our success is our relentless focus on giving our customers superior service. As we have written many times before, “Our mission is to provide the best customer service, bar none.”

We make fulfilling clients’ needs priority one, whether that be banking, wealth management, premium finance or any of our other businesses. This results in more satisfied customers and higher customer loyalty.

On the banking side, what really separates us from our big bank competitors is our superior customer service. Customers may come to us because of a certain product or an attractive price, but they stay with us because of our service. On a regular basis we measure bank customer satisfaction and our delivery of customer service. In our most recent survey, we are pleased to note that each Wintrust community bank’s received ratings of “excellent” or “good” for overall performance by at least 92% of its customers That’s a lot of very satisfied customers.

2004 Annual Report	21

Profitable Growth Strategies

Three primary strategies continue to be the “building blocks” that provide the framework for Wintrust’s strong growth and earnings:

1.	Building a base of community banks;

2.	Expanding wealth management distribution; and

3.	Developing asset niches and other income generators to fuel growth.

Building Strong community banking Frachises

Our first “building block” strategy is to build a strong base of community banking franchises. As of February 2005, (after the State Bank of The Lakes closing) Wintrust now has thirteen banking subsidiaries with 55 locations. 53 locations are in Illinois and two in Wisconsin. Eight banks and 40 facilities were de novo launches over the last thirteen years. And five banks and 15 facilities have been added by acquisition since 2003. In the coming years, we expect to add banks and branches, both de novo and acquisition, into Illinois, Wisconsin, and eventually Indiana markets.

We are now the eighth largest bank group in the Chicago Metropolitan Statistical Area (MSA) and have leadership share positions in all of our mature de novo bank markets. According to FDIC data as of June 30, 2004, we also have the second highest number of individual bank charters for a single holding company in Illinois. And when one of the big banks consolidates all of their charters into one in 2005 as they reported, Wintrust should have the most individual bank charters in Chicago MSA.

Deposit
Market
	De Novo	Acquisition	Share
Bank	Opening	Date	Rank*
1. Lake Forest Bank & Trust	12/91		1 (out of 8)
2. Hinsdale Bank & Trust	10/93		2 (out of 13)
3. North Shore Community Bank & Trust	9/94		1 (out of 9)
4. Libertyville Bank & Trust	10/95		1 (out of 9)
5. Barrington Bank & Trust	12/96		2 (out of 9)
6. Crystal Lake Bank & Trust	12/97		2 (out of 14)
7. Northbrook Bank & Trust	11/00		2 (out of 12)
8. Advantage National Bank		10/03	3 (out of 15)
9. Village Bank & Trust		12/03	4 (out of 13)
10. Beverly Bank & Trust	4/04		4 (out of 7)
11. Wheaton Bank & Trust**		9/04	9 (out of 12)
12. Town Bank		10/04	1 (out of 5)
13. State Bank of The Lakes		1/05	1 (out of 6)

*	FDIC deposit market share as of June 30, 2004, for each Wintrust Main Bank Zipcode.

**	formerly Northview Bank & Trust’s Wheaton branch

Wintrust Banks’ Unique Growth Strategies

Wintrust uses a proven strategic “recipe” for growing our community banks. This unique mix of operating and marketing strategies allow us to position ourselves differently from the big banks in our markets and to better deliver our community bank benefits.

Our unique bank growth strategies include:

•	Decentralized Management Structure. As noted above, Wintrust has multiple community bank groups. The management team at each bank group, which essentially operates like a small bank holding company, has profit responsibilities and the authority to make decisions locally. Versus the more rigid, centralized approach of a big bank, our

22	Wintrust Financial Corporation

local decision making structure results in more flexibility, customized products to better meet local needs, sharper pricing, quicker decisions, more community involvement, and customer service more in tune with local customers and businesses. This allows Wintrust to truly operate real community banks with local roots and local decision making. And it creates an unfair advantage versus the big banks. But who’s playing fair!

There are other benefits of this decentralized operating approach. Our separate operating structure also makes it very hard for a systemic problem to significantly impact our performance. If we were to have a significant problem at one bank, this problem would be isolated to one of the bank groups and would not materially affect our overall business. And because we give our management teams the autonomy to really run their banks like small bank holding companies, we are able to attract the best and most entrepreneurial bankers in the area while maintaining exceptional retention rates.

•	Position Our Banks and Branches As Real Community Banks. Not only do we run our banks locally, but we brand many of our banks and branches after the local community as well. The Hinsdale Bank & Trust (HB&T) group is a good example, with its branches also positioned locally as Clarendon Hills Bank. The Community Bank of Western Springs, Riverside Bank, and Community Bank of Downers Grove. And we operate each bank and branch as independently as possible.

•	Local Board of Directors and Local Bankers. Each of our community banks has its own local board of directors to oversee its operations and growth. Those boards are made up of local residents and business people who are leaders and influencers in the community. Their oversight, local contacts and community involvement are keys to making our banks real community banks. We also staff our banks with local bankers, headed up by a management team that knows and is known in the community. Our bankers’ local roots are also an important

2004 Annual Report	Wintrust Financial Corporation 23

part of being a good community bank. It just makes sense— local people like to bank with a local institution staffed with local bankers that understand and better meet their local needs.

Back in 1991, our very first Lake Forest Bank & Trust ad summarized these first three strategies well:

Why Does Lake Forest Need Another Bank?

The new Lake Forest Bank & Trust Company is not just another bank. It’s the only bank in Lake Forest that’s owned and run by people who live right here in town.

That gives us the freedom to do things differently.

For example, our deposit rates are set here. So we can be responsive to the special needs of our community. Not to the strategy of some large bank holding company somewhere else.

And when you apply for a loan at our bank, it gets approved here...by someone who knows you. Not by some faceless credit committee in another city, state, or even country.

Being responsive and supportive. It’s all part of our mission to bring real community banking to Lake Forest and Lake Bluff.

To make banking intimate instead of intimidating.

To create something more than just another bank.

•	Aggressive Introductory Marketing to Gain Household Penetration and Market Share. When we launch a de novo bank or branch, our desire is to gain the #1 or #2 market share in short order. This quick growth allows us to grow into our overhead and become profitable sooner. To achieve these results, we launch very aggressive introductory marketing programs designed to acquire new customers. We use bundled checking products and attractively priced Certificates of Deposit to wrestle customers away from the big banks. And then we lather them with personal service and cross sell them additional products and services over time.

24	Wintrust Financial Corporation

•	Effective Ongoing “David versus Goliath” Anti-Big Bank Product Marketing. Scattered throughout this report you’ll see some interesting examples of our advertising. We believe effective advertising needs to be relevant (offer a meaningful benefit), involving (emotional, attention getting), and different (from the big banks). Our best advertising not only sells a product, but positions us, in a human or humorous way, as very “unlike” the other banks.

We execute our advertising strategy through a variety of entertaining, tongue-in-cheek, “pot shots” at the big banks. We use a combination of new ideas and old, tried-and-true favorites which work as well in new markets today as they did thirteen years ago for our first bank. We position our banks and bankers as the good guys that have the best interest of customers at heart and position the competition as the impersonal commoditizers whose only interest is profits. Can you tell we enjoy poking fun and taking market share from our big bank competitors?

Expanding Wealth Management Distribution

Our second “building block” strategy is the expansion of the Wayne Hummer wealth management distribution channel. Given less than 5% of Wintrust retail bank customers currently have a relationship with Wayne Hummer. And, over two-thirds of our Wintrust bank households have sizeable assets at one of our wealth management competitors. Therefore, the business opportunity to cross sell more of our bank customers wealth management services is tremendous, as is expanding production in Wayne Hummer’s free-standing offices in Chicago and Appleton, Wisconsin.

By early 2005, we have significantly increased our wealth management distribution by adding Wayne Hummer offices in fifteen Illinois and Wisconsin locations. This is up from six offices at the end of 2003. The number of Wayne Hummer offices at Wintrust bank locations was grown from four in 2003 to thirteen in early 2005. We expect to continue to increase the number of new Wayne Hummer locations in 2005.

We have recently had good success hiring experienced brokers from competitive firms. These brokers come to us with established client followings, and as Wayne Hummer Financial Advisors, they will be our sales force for brokerage, asset management and trust services. This creates a fully unified sales and service strategy as our Financial Advisors work along side our trust and asset management staff. Our plan is to eventually hire additional Financial Advisors and form full-service Wayne Hummer teams at each of our banks. We have built this full service team approach into our downtown Wayne Hummer structure as well.

2004 Annual Report	25

Our 2005 marketing plans calls for continuing to build Wayne Hummer brand awareness and brand equity, so that when prospects are introduced to the brand, they are more likely to consider us. We will also invest significant resources in growing the client base of our current Financial Advisors and introducing new Financial Advisors into their markets. 2005 also calls for executing a new multi-faceted program designed to enhance our ability to cross sell bank customers wealth management services.

In 2005, we are also very excited to be introducing a new trading platform that will provide our Financial Advisors with state-of-the-art research and product alternatives and our customers with a variety of new products and services. This new platform will also enhance our ability to attract new Financial Advisors who can now have the best of both worlds—the sophisticated technology of a world class investment firm and the entrepreneurial environment of Wintrust and Wayne Hummer.

Developing Asset Niches and Other Income Generators

Our third “building block” strategy is the development of asset niches and other income generators. To overcome the limitations that most community banks have with regards to generating enough loans, we augment our community banks’ loan portfolios with non-traditional earning assets. This not only improves the profitability of our community banks, but diversifies our loan portfolios.

To create these additional assets, we operate several non-bank financial services companies and have developed internally a number of non-traditional bank lending functions. These asset niches account for slightly more than 25% of our total loan portfolio. Non-bank asset niches account for 18.4% of total loans while specialty banking asset niches account for 7.7%. These asset generators and other income sources are the “fuel” that helps us continue our strong growth:

Non-Bank Asset Niches	% of Total Loans
• Commercial premium finance lending (FIRST Insurance Funding)	17.7%

• Temporary staffing industry financing (Tricom)	0.7%

18.4%

Specialty Banking Asset Niches

• Mortgage warehouse lending (HB&T)	1.4%

• Indirect auto lending (HB&T)	4.0%

• Condominium and association lending (Community Advantage-BB&T)	1.0%

• Small craft aviation lending (NorthAmerican Aviation Finance-CLB&T)	1.1%

• Medical and municipal leasing (LFB&T)	0.2%

7.7%

Asset Driven Approach

In 2004, we again accomplished our objective of being an “asset driven” organization, generating more loans to fund than we had low cost deposits. That’s one of the benefits of having additional asset generators and is beneficial to the Company for a number of reasons:

•	To fund our above average growth by investing deposit dollars into higher interest rate loans. Excess loan volume allows us to invest new deposit dollars in loans that have higher interest rates than the alternative short-term investments. Excess loan volume allows Wintrust to be more aggressive on bank introductions and in growing our market share with aggressive marketing and deposit pricing;

26	Wintrust Financial Corporation

•	To increase our overall profitability by providing additional income through loan sales. In 2004, given our excess premium finance loan production and our desire to maintain an average 85-90% loan-to-deposit ratio, we sold approximately $496 million of excess premium finance receivables to an unrelated financial institution. It is probable that we will continue this practice in the future to the extent that excess loans continue to be generated; and,

•	To diversify our asset mix, thereby reducing any concentration of credit risk.

Investing in Technology, the Great Equalizer

On the technology side, Wintrust is a big believer in “keeping up with the Joneses.” Quickly incorporating technological innovations has allowed Wintrust to compete with larger firms that invest many millions of dollars in proprietary technology applications. We are committed to providing our customers with state-of-the-art on-line technology and other high-tech services; in doing so, generating operating efficiencies to improve our earnings. Here are some key technology initiatives for 2005:

•	Update bank web sites—improve navigation and format;

•	Introduce Community Advantage’s MaxSafe® Reserve Account which can provide investment level returns and a maximum of $1,300,000 in FDIC coverage now that we have our 13th bank;

•	Roll-out the new customer services platform across our existing banks as appropriate to make gains in personal banking service quality and efficiencies;

•	Roll-out the new signature retrieval system at teller lines across our existing banks to obtain efficiencies;

2004 Annual Report	27

•	Roll-out a new e-mail system across all companies improving internal operations and remote e-mail access for better customer services;

•	Centralize common banking applications for cost reduction, increase quality control and support efficiencies;

•	Perform a product review of existing on-line customer services for competitive feature function and usability. Create an implementation plan for approved recommendations from this review of services;

•	Continue the roll-out of Voice Over Internet Protocol telecommunications and video conferencing services for all Wintrust companies, and;

•	Evaluate the opportunity to establish a centralized document imaging service for the Wintrust companies. Create an implementation plan for approved recommendation from this evaluation of service.

Investor Relations Program

In 2005, we will continue to execute our investor relations plan which includes presenting at investor conferences, providing interviews and story ideas to financial publications, distributing investor packages to interested investors through various programs, and meetings with interested institutional buyers.

While our company continues to grow, we believe that meeting with analysts and communicating our story is important to creating awareness about our Company and thereby creating demand for our stock. In 2004 alone, our CEO and COO each spent a few weeks of the year visiting with and presenting to various analysts and market makers across the country. Long term this will maintain our earnings multiple and will help us raise capital in a cost effective manner.

Annual Meeting

We hope to see you at our Annual Meeting to be held on Thursday, May 26, 2005, at 10:00 a.m. The location will again be at the Michigan Shores Club located at 911 Michigan Avenue in Wilmette, Illinois.

28	Wintrust Financial Corporation

Acquisition Strategy

During the nine years we have been a publicly traded company, acquisitions have always been an important part of our growth strategy. Beginning with our acquisition of Tricom in 1999, we have added 13 businesses to our roster of bank and non-bank companies. The following table summarizes these acquisitions.

	Banking	Non-Banking
Firm	Acquisition Date	Acquisition Date

1. Tricom, Inc.		10/99
2. Wayne Hummer Investments, LLC		2/02
3. Wayne Hummer Asset Management Company		2/02
4. Focused Investments, LLC		2/02
5. Lake Forest Capital Management Co.		2/03
6. Advantage National Bancorp, Inc. (Advantage National Bank)	10/03
7. Village Bancorp, Inc. (Village Bank)	12/03
8. SGB Corporation d/b/a WestAmerica Mortgage Co.		5/04
9. Guardian Real Estate Services		5/04
10. Northview Financial Corp. (Northview Bank/Northview Mortgage, LLC)	9/04
11. Town Bankshares, Ltd. (Town Bank)	10/04
12. Antioch Holding Company (State Bank of The Lakes)	1/05
13. First Northwest Bancorp, Inc. (First Northwest Bank)	Pending

Acquisitions have always been a key strategy for Wintrust to add important strategic assets and create franchise value and earnings value for our shareholders. Our acquisitions have been quality companies with strong management teams and an overall good corporate culture fit. Our acquisitions typically have had limited internal capital which limited their growth opportunities. Once part of our family, we can provide the capital, technology, marketing and financial resources to generate significant earnings and asset growth.

Accretive acquisition activity can be cyclical and will be dictated by the value of our currency, our stock price. As our stock price increases, the value of our currency increases. Trust preferred financing can also be an attractive alternative. With these two sources of capital, we will continue to be on the lookout for accretive acquisitions which can increase our franchise value and earnings value.

2004 Annual Report	29

Banking Acquisitions

We believe the typical community bank can generally generate loans from local consumers and small businesses that represent about 60% of their lending capacity without compromising credit quality. That’s because in most suburban communities, there are more consumer and small business deposit opportunities than there are loans. And most community banks can’t overcome this limitation and are unable to grow beyond a certain size. Private shareholders are reluctant to put in more capital to generate growth and begin to look for an exit strategy. That’s where Wintrust can help.

In the past few years, we have been approached by many Illinois, Wisconsin and Indiana community banks with the goal of partnering with us by merging their community-based bank or branches into the Wintrust family of banks. Wintrust is a logical partner for many smaller community banks because of the liquidity and value-added operational and marketing benefits we can offer, and the fact that our decentralized management strategy allows the bank to continue to operate locally with their own name and management team.

We will continue to add new banks in high opportunity markets, either on a de novo basis or by acquisition, depending on the economics. Our new bank acquisitions have already begun to utilize our aggressive marketing approach in 2004, and have significantly grown their market share accordingly.

Impact of Acquisitions on Banking Facilities by Year

Impact of Acquisitions on Total Assets by Year
(in millions)

Other Acquisitions

We continue to evaluate additional acquisition opportunities for Wintrust, not only in banking, but wealth management, and asset and fee income generators as well. Wealth management acquisitions will supplement this important service provider and fee generator. And we look to add earning asset niches or related fee income generators, either as start-up operations or through acquisition. This type of growth will add diversified earning asset and fee-based business niches to supplement and diversify Wintrust’s banking revenues.

Your management team and Board of Directors are dedicated to being disciplined with regard to pricing potential acquisitions to be accretive to earnings per share. We will keep evaluating potential acquisitions and will update you on our progress.

30	Wintrust Financial Corporation

The Brands We Market

Our Bank Brands

In the Heart of Your Hometown
L/B
Banking The Way It Used To Be

LAKE FOREST BANK
& TRUST COMPANY®

HINSDALE BANK
& TRUST COMPANY

RIVERSIDE BANK™
A branch of Hinsdale Bank & Trust Company

NORTH SHORE COMMUNITY BANK
& TRUST COMPANY®

LIBERTYVILLE BANK & TRUST
COMPANY®

WAUCONDA COMMUNITY BANK™
A branch of Libertyville Bank & Trust

GURNEE COMMUNITY BANK™
A branch of Libertyville Bank & Trust

MUNDELEIN COMMUNITY BANK™
A branch of Libertyville Bank & Trust

BARRINGTON BANK
& TRUST COMPANY, N.A.®

COMMUNITY ADVANTAGE®
www.communityadvantage.com
BARRINGTON BANK & TRUST COMPANY, N.A.®

CRYSTAL LAKE BANK & TRUST
COMPANY®

North American Aviation Finance®
A division of Crystal Lake Bank & Trust

NORTHBROOK BANK
& TRUST COMPANY®

Northview Bank & Trust™
A branch of Northbrook Bank & Trust

Advantage National Bank

VILLAGE BANK AND TRUST

BEVERLY BANK
& TRUST COMPANY N.A.®

TOWN BANK of Delafield

TOWN BANK of Madison

WHEATON BANK
& TRUST COMPANY™

State Bank of The Lakes

Our Wealth Management Brands

wh Wayne Hummer®
INVESTMENTS

wh Wayne Hummer®
ASSET MANAGEMENT COMPANY

wh Wayne Hummer®
TRUST COMPANY

Our Other Brands

First INSURANCE FUNDING CORP

TRICOM FUNDING
Build your business on our foundation.™

FOCUSED
INVESTMENTS
A WAYNE HUMMER COMPANY

WITS
Wintrust Information Technology Services

WestAmerica Mortgage Company

2004 Annual Report	31

Report on Management’s Assessment of Internal Control Over Financial Reporting

Wintrust Financial Corporation is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with generally accepted accounting principles in the United States and necessarily include some amounts that are based on management’s best estimates and judgments.

We, as management of Wintrust Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with generally accepted accounting principles in the United States. The systems of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2004, in relation to criteria for the effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Wheaton Bank and Trust and Town Bank, which are included in our 2004 consolidated financial statements and constituted $124.8 million and $308.1 million of total assets, respectively, as of December 31, 2004, $2.6 million and $2.7 million of net interest income, respectively, for the year ended December 31, 2004, and $0.6 million and $0.8 million of net income, respectively, for the year ended December 31, 2004. We acquired both Wheaton Bank and Trust and Town Bank during 2004.

Based on this assessment, management concludes that, as of December 31, 2004, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework”. Ernst & Young LLP, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Edward J. Wehmer	David L. Stoehr
President and	Executive Vice President &
Chief Executive Officer	Chief Financial Officer

Lake Forest, Illinois
March 4, 2005

32	Wintrust Financial Corporation

Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Wintrust Financial Corporation

We have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting, that Wintrust Financial Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wintrust Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Wheaton Bank and Trust and Town Bank, which are included in the 2004 consolidated financial statements of Wintrust Financial Corporation and constituted $124.8 million and $308.1 million of total assets, respectively, as of December 31, 2004, $2.6 million and $2.7 million of net interest income, respectively, for the year ended December 31, 2004, and $0.6 million and $0.8 million of net income, respectively, for the year ended December 31, 2004. Both Wheaton Bank and Trust and Town Bank were acquired by Wintrust Financial Corporation during 2004. Our audit of internal control over financial reporting of Wintrust Financial Corporation also did not include an evaluation of the internal control over financial reporting of Wheaton Bank and Trust and Town Bank.

In our opinion, management’s assessment that Wintrust Financial Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Wintrust Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Wintrust Financial Corporation and our report dated March 4, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Chicago, Illinois
March 4, 2005

2004 Annual Report	33

Consolidated Financial Statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands)

	December 31,
	2004	2003
Assets
Cash and due from banks	$128,166	111,929
Federal funds sold and securities purchased under resale agreements	47,860	56,620
Interest bearing deposits with banks	4,961	6,228
Available-for-sale securities, at fair value	1,343,477	906,881
Trading account securities	3,599	3,669
Brokerage customer receivables	31,847	33,912
Mortgage loans held-for-sale	104,709	24,041
Loans, net of unearned income	4,348,346	3,297,794
Less: Allowance for loan losses	34,227	25,541

Net loans	4,314,119	3,272,253

Premises and equipment, net	185,926	156,714
Accrued interest receivable and other assets	129,702	123,063
Goodwill	113,461	48,490
Other intangible assets	11,221	3,598

Total assets	$6,419,048	4,747,398

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing	$505,312	360,666
Interest bearing	4,599,422	3,515,955

Total deposits	5,104,734	3,876,621

Notes payable	1,000	26,000
Federal Home Loan Bank advances	303,501	144,026
Other borrowings	201,924	78,069
Subordinated notes	50,000	50,000
Long-term debt — trust preferred securities	204,489	96,811
Accrued interest payable and other liabilities	79,488	126,034

Total liabilities	5,945,136	4,397,561

Shareholders’ equity:
Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated as Junior Serial Preferred Stock A; no shares issued and outstanding at December 31, 2004 and 2003	—	—
Common stock, no par value; $1.00 stated value; 30,000,000 shares authorized; 21,728,548 and 20,066,265 shares issued at December 31, 2004 and 2003, respectively	21,729	20,066
Surplus	319,147	243,626
Common stock warrants	828	1,012
Retained earnings	139,566	92,301
Accumulated other comprehensive loss	(7,358)	(7,168)

Total shareholders’ equity	473,912	349,837

Total liabilities and shareholders’ equity	$6,419,048	4,747,398

See accompanying Notes to Consolidated Financial Statements

34	Wintrust Financial Corporation

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years Ended December 31,
	2004	2003	2002

Interest income
Interest and fees on loans	$218,298	174,478	158,314
Interest bearing deposits with banks	80	127	45
Federal funds sold and securities purchased under resale agreements	934	2,037	1,774
Securities	40,891	25,869	19,797
Trading account securities	130	150	165
Brokerage customer receivables	1,413	1,330	2,138

Total interest income	261,746	203,991	182,233

Interest expense
Interest on deposits	83,135	67,963	70,061
Interest on Federal Home Loan Bank advances	8,070	5,932	4,954
Interest on notes payable and other borrowings	2,358	2,562	3,854
Interest on subordinated notes	2,891	2,486	305
Interest on long-term debt - trust preferred securities	7,468	4,556	4,931

Total interest expense	103,922	83,499	84,105

Net interest income	157,824	120,492	98,128
Provision for loan losses	6,298	10,999	10,321

Net interest income after provision for loan losses	151,526	109,493	87,807

Non-interest income
Wealth management fees	31,656	28,871	25,229
Mortgage banking revenue	18,250	16,718	13,271
Service charges on deposit accounts	4,100	3,525	3,121
Gain on sales of premium finance receivables	7,347	4,911	3,374
Administrative services revenue	3,984	4,151	3,501
Fees from covered call and put options	11,121	7,873	5,959
Net available-for-sale securities gains	1,863	642	107
Other	7,131	5,901	6,110

Total non-interest income	85,452	72,592	60,672

Non-interest expense
Salaries and employee benefits	94,049	74,775	63,442
Equipment	9,074	7,957	7,191
Occupancy, net	10,083	7,436	6,691
Data processing	5,560	4,304	4,161
Advertising and marketing	3,403	2,215	2,302
Professional fees	5,376	3,342	2,801
Amortization of other intangible assets	1,110	640	324
Other	27,436	22,072	19,072

Total non-interest expense	156,091	122,741	105,984

Income before income taxes	80,887	59,344	42,495
Income tax expense	29,553	21,226	14,620

Net income	$51,334	38,118	27,875

Net income per common share — Basic	$2.49	2.11	1.71

Net income per common share — Diluted	$2.34	1.98	1.60

See accompanying Notes to Consolidated Financial Statements

2004 Annual Report	35

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands, except share data)

							Accumulated
	Compre-						other
	hensive			Common			comprehensive	Total
	income	Common		stock	Treasury	Retained	income	shareholders’
	(loss)	stock	Surplus	warrants	stock	earnings	(loss)	equity

Balance at December 31, 2001		$14,532	97,956	99	—	30,995	(2,304)	141,278

Comprehensive income:
Net income	$27,875	—	—	—	—	27,875	—	27,875
Other comprehensive income, net of tax:
Unrealized gains on securities, net of reclassification adjustment	1,994	—	—	—	—	—	1,994	1,994
Unrealized losses on derivative instruments	(566)	—	—	—	—	—	(566)	(566)

Comprehensive Income	29,303

Cash dividends declared on common stock		—	—	—	—	(1,903)	—	(1,903)

Purchase of fractional shares resulting from stock split		—	(10)	—	—	—	—	(10)

Common stock issued for:
New issuance, net of costs		1,363	35,149	—	—	—	—	36,512
Acquisition of Wayne Hummer Companies		763	14,237	—	—	—	—	15,000
Exercise of stock options		492	5,012	—	—	—	—	5,504
Employee stock purchase plan		34	940	—	—	—	—	974
Exercise of common stock warrants		28	267	(18)	—	—	—	277
Director compensation plan		4	63	—	—	—	—	67

Balance at December 31, 2002		17,216	153,614	81	—	56,967	(876)	227,002

Comprehensive income:
Net income	38,118	—	—	—	—	38,118	—	38,118
Other comprehensive loss, net of tax:
Unrealized losses on securities, net of reclassification adjustment	(7,151)	—	—	—	—	—	(7,151)	(7,151)
Unrealized gains on derivative instruments	859	—	—	—	—	—	859	859

Comprehensive Income	31,826

Cash dividends declared on common stock		—	—	—	—	(2,784)	—	(2,784)

Purchase of 600 shares of common stock		—	—	—	(17)	—	—	(17)

Common stock issued for:
New issuance, net of costs		1,377	44,767	—	—	—	—	46,144
Business combinations		1,010	36,691	950	—	—	—	38,651
Exercise of stock options		347	6,044	—	17	—	—	6,408
Employee stock purchase plan		36	1,193	—	—	—	—	1,229
Restricted stock awards		37	832	—	—	—	—	869
Exercise of common stock warrants		38	362	(19)	—	—	—	381
Director compensation plan		5	123	—	—	—	—	128

Balance at December 31, 2003		20,066	243,626	1,012	—	92,301	(7,168)	349,837

Comprehensive income:
Net income	51,334	—	—	—	—	51,334	—	51,334
Other comprehensive loss, net of tax:
Unrealized losses on securities, net of reclassification adjustment	(353)	—	—	—	—	—	(353)	(353)
Unrealized gains on derivative instruments	163	—	—	—	—	—	163	163

Comprehensive Income	$51,144

Cash dividends declared on common stock		—	—	—	—	(4,069)	—	(4,069)

Common stock issued for:
Business combinations		1,035	58,903	—	—	—	—	59,938
Exercise of stock options		474	13,004	—	—	—	—	13,478
Employee stock purchase plan		27	1,303	—	—	—	—	1,330
Restricted stock awards		28	907	—	—	—	—	935
Exercise of common stock warrants		94	1,236	(184)	—	—	—	1,146
Director compensation plan		5	168	—	—	—	—	173

Balance at December 31, 2004		$21,729	319,147	828	—	139,566	(7,358)	473,912

See accompanying Notes to Consolidated Financial Statements.

36	Wintrust Financial Corporation

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2004	2003	2002
Operating Activities:
Net income	$51,334	38,118	27,875
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for loan losses	6,298	10,999	10,321
Depreciation and amortization	9,805	9,663	8,611
Deferred income tax expense	2,956	812	1,176
Tax benefit from exercises of stock options	8,671	3,579	2,809
Net amortization of premium on securities	2,259	1,358	3,133
Originations and purchases of mortgage loans held-for-sale	(1,520,848)	(1,317,878)	(990,713)
Proceeds from sales of mortgage loans held-for-sale	1,571,524	1,397,996	955,430
Gain on sales of premium finance receivables	(7,347)	(4,911)	(3,374)
Decrease (increase) in trading securities, net	70	1,889	(747)
Net decrease in brokerage customer receivables	2,065	3,680	25,390
Gain on mortgage loans sold	(11,117)	(13,712)	(12,259)
Gain on sales of available-for-sale securities, net	(1,863)	(642)	(107)
(Gain) loss on sales of premises and equipment, net	(535)	217	101
Decrease (increase) in accrued interest receivable and other assets, net	8,515	(18,970)	(10,799)
Increase in accrued interest payable and other liabilities, net	2,744	25,291	42,359

Net Cash Provided by Operating Activities	124,531	137,489	59,206

Investing Activities:
Proceeds from maturities of available-for-sale securities	179,643	1,000,129	491,601
Proceeds from sales of available-for-sale securities	922,732	3,302,782	2,794,029
Purchases of available-for-sale securities	(1,477,226)	(4,643,322)	(3,447,617)
Proceeds from sales of premium finance receivables	495,720	273,715	311,225
Net cash (paid for) provided from acquisitions	(7,433)	19,041	(7,738)
Net decrease (increase) in interest bearing deposits with banks	16,769	(1,076)	(3,434)
Net increase in loans	(1,114,479)	(878,710)	(851,831)
Purchases of Bank Owned Life Insurance	(7,861)	—	(41,144)
Purchases of premises and equipment, net	(30,606)	(41,148)	(27,373)

Net Cash Used for Investing Activities	(1,022,741)	(968,589)	(782,282)

Financing Activities:
Increase in deposit accounts	679,237	620,814	774,488
Increase (decrease) in other borrowings, net	22,236	24,155	(29,015)
Decrease in notes payable, net	(25,000)	(18,025)	(2,550)
Increase (decrease) from Federal Home Loan Bank advances	136,000	(2,000)	50,000
Net proceeds from issuance of long-term debt - trust preferred securities	90,000	45,000	—
Proceeds from issuance of subordinated notes	—	25,000	25,000
Issuance of common stock, net of issuance costs	—	46,144	36,512
Issuance of common stock resulting from exercise of stock options, employee stock purchase
plan and conversion of common stock warrants	7,283	4,440	3,946
Purchases of common stock, including fractional shares from stock split	—	(17)	(10)
Dividends paid	(4,069)	(2,784)	(1,903)

Net Cash Provided by Financing Activities	905,687	742,727	856,468

Net Increase (Decrease) in Cash and Cash Equivalents	7,477	(88,373)	133,392
Cash and Cash Equivalents at Beginning of Year	168,549	256,922	123,530

Cash and Cash Equivalents at End of Year	$176,026	168,549	256,922

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$102,387	83,375	83,531
Income taxes, net	18,365	17,728	10,568
Acquisitions:
Fair value of assets acquired, including cash and cash equivalents	722,057	198,008	76,458
Value ascribed to goodwill and other intangible assets	72,821	26,297	16,670
Fair value of liabilities assumed	686,281	182,201	64,514
Non-cash investing activities:
Common stock issued for acquisitions	59,938	38,651	15,000
Transfer to other real estate owned from loans	1,819	1,200	756

See accompanying Notes to Consolidated Financial Statements.

2004 Annual Report	37

Notes to Consolidated Financial Statements

Description of the Business

Wintrust Financial Corporation (“Wintrust” or “Company”) is a financial holding company currently engaged in the business of providing community banking services, wealth management services, financing of commercial insurance premiums, financing of high-yielding short-term accounts receivables and certain administrative services, such as data processing of payrolls, billing and cash management services. Wintrust provides banking services to customers in the Chicago metropolitan area and Southern Wisconsin through its twelve wholly-owned banking subsidiaries (collectively, “Banks”), eight of which the Company started as de nouo institutions, including Lake Forest Bank & Trust Company (“Lake Forest Bank”), Hinsdale Bank & Trust Company (“Hinsdale Bank”), North Shore Community Bank & Trust Company (“North Shore Bank”), Libertyville Bank & Trust Company (“Libertyville Bank”), Barrington Bank & Trust Company, N.A. (“Barrington Bank”), Crystal Lake Bank & Trust Company, N.A. (“Crystal Lake Bank”), Northbrook Bank & Trust Company (“Northbrook Bank”) and Beverly Bank & Trust Company, N.A. (“Beverly Bank”). The Company acquired Advantage National Bancorp, Inc. and its wholly-owned subsidiary, Advantage National Bank (“Advantage Bank”), in October 2003, Village Bancorp, Inc. and its wholly-owned subsidiary, Village Bank & Trust -Arlington Heights (“Village Bank”), in December 2003, Northview Financial Corporation and its wholly owned subsidiary, Northview Bank and Trust (which has subsequently been renamed Wheaton Bank & Trust Company (“Wheaton Bank”)) in September 2004 and Town Bank-shares, Ltd. and its wholly-owned subsidiary Town Bank in October 2004. The four banks acquired in 2003 and 2004 were started as de nouo banks — Advantage Bank in 2001, Village Bank in 1995, Northview Bank in 1993 and Town Bank in 1998. In January 2005, Wintrust added its thirteenth bank subsidiary with the acquisition of Antioch Holding Company, parent company of State Bank of The Lakes. In addition to providing mortgage banking operations through its Banks, Wintrust originates and purchases residential mortgages for sale into the secondary market through SGB Corporation d/b/a WestAmerica Mortgage Company (“WestAmerica”) and provides document preparation and other loan closing services to WestAmerica and a network of mortgage brokers through Guardian Real Estate Services, Inc. (“Guardian”) WestAmerica maintains principal origination offices in seven states, including Illinois, and originates loans in other states through wholesale and correspondent offices. WestAmerica and Guardian were acquired by Wintrust in May 2004 and are wholly-owned subsidiaries of Barrington Bank. Wintrust also owns and operates Northview Mortgage, LLC, which it acquired in connection with its acquisition of Northview Financial Corporation in September 2004. Wayne Hummer Investments, LLC (“WHI”) is a broker-dealer providing a full range of private client and securities brokerage services to clients located primarily in the Midwest and is a wholly-owned subsidiary of North Shore Bank. Focused Investments, LLC (“Focused”) is a broker-dealer that provides a full range of investment services to individuals through a network of relationships with community-based financial institutions primarily in Illinois. Focused is a wholly-owned subsidiary of WHI. Wayne Hummer Asset Management Company (“WHAMC”) provides money management services and advisory services to individuals, institutions, municipal and tax-exempt organizations, as well as a proprietary mutual fund, in addition to portfolio management and financial supervision for a wide range of pension and profit-sharing plans. WHAMC is a wholly-owned subsidiary of Wintrust. WHI, Focused and WHAMC were acquired by Wintrust in 2002 and are referred to as the “Wayne Hummer Companies”. Wintrust provides trust and investment services to each of the Banks through its wholly-owned subsidiary, Wayne Hummer Trust Company, N.A. (“WHTC”) Wintrust provides financing for the payment of commercial insurance premiums (“premium finance receivables”), on a national basis, through First Insurance Funding Corp. (“FIFC”), a wholly-owned subsidiary of Crabtree Capital Corporation (“Crabtree”), which is a wholly-owned subsidiary of Lake Forest Bank. Tricom, Inc. (“Tricom”), a wholly-owned subsidiary of Hinsdale Bank, provides high-yielding short-term accounts receivable financing (“Tricom finance receivables”) and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to the temporary staffing industry with clients located throughout the United States. Wintrust Information Technology Services Company (“WITS”) provides information technology support, item capture and statement preparation services to the Wintrust subsidiaries and is a wholly-owned subsidiary of Wintrust.

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of Wintrust and its subsidiaries conform to generally accepted accounting principles (“GAAP”) in the United States and prevailing practices of the banking industry. In the preparation of the consolidated financial statements, management is required to make certain estimates and assumptions that affect the reported amounts contained in the consolidated financial statements. Management believes that the estimates made are reasonable; however, changes in estimates may be required if economic or other conditions change beyond management’s expectations. Reclassifications of certain prior year amounts have been made to conform to the current year presentation. The following is a summary of the Company’s more significant accounting policies.

38	Wintrust Financial Corporation

Principles of Consolidation

The consolidated financial statements of Wintrust include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

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

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are generally treated as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold by the secured party. The fair value of collateral either received from or provided to a third party is monitored and additional collateral is obtained or requested to be returned as deemed appropriate.

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

2004 Annual Report	39

Mortgage loans held-for-sale are carried at the lower of aggregate cost or market. Gains from the sale of these loans into the secondary market are included in non-interest income.

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

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of Watch List loans and actual loss experience. Management also considers trends and the composition of the loan portfolio, including industry concentrations, geographical concentrations, levels of delinquencies, historical loss experience (including the seasoning of the loan portfolio), changes in trends in risk ratings assigned to loans and changes in underwriting standards and other pertinent factors, including regulatory guidance and general economic conditions. The Company reviews Watch List loans on a case-by-case basis to allocate a specific dollar amount of reserves, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial and commercial real estate, residential real estate, home equity, premium finance receivables, indirect automobile, Tricom finance receivables and consumer. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries are credited to the allowance. A provision for credit losses is charged to income based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more frequently if deemed necessary.

In estimating expected losses, the Company evaluates loans for impairment in accordance with Statement of Financial Accounting Standard (“SFAS”) 114, “Accounting by Creditors for Impairment of a Loan.” A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Impaired loans are generally considered by the Company to be commercial and commercial real estate loans that are non-accrual loans, restructured loans or loans with principal and/or interest at risk, even if the loan is current with all payments of principal and interest. Impairment is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the fair value of the underlying collateral less costs to sell. If the estimated fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for loan losses.

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

40	Wintrust Financial Corporation

Sales of Premium Finance Receivables

Transfers of premium finance receivables to an unrelated third party are recognized as sales in accordance with SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The Company recognizes as a gain or loss the difference between the proceeds received and the allocated cost basis of the loans. The allocated cost basis of the loans is determined by allocating the Company’s initial investment in the loan between the loan and the Company’s retained interests, based on their relative fair values. The retained interests include assets for the servicing rights and interest only strip and a liability for the Company’s guarantee obligation pursuant to the terms of the sale agreement. The servicing assets and interest only strips are included in other assets and the liability for the guarantee obligation is included in other liabilities. If actual cash flows are less than estimated, the servicing assets and interest only strips would be impaired and charged to earnings. Loans sold in these transactions have terms of less than twelve months, resulting in minimal prepayment risk. The Company typically makes a clean up call by repurchasing the remaining loans in the pools sold after approximately 10 months from the sale date. Upon repurchase, the loans are recorded in the Company’s premium finance receivables portfolio and any remaining balance of the Company’s retained interest is recorded as an adjustment to the gain on sale of premium finance receivables.

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

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, a loss is recognized for the difference between the carrying value and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis. Impairment losses are recognized in other non-interest expense.

Other Real Estate Owned

Other real estate owned is comprised of real estate acquired in partial or full satisfaction of loans and is included in other assets. Other real estate owned is recorded at its estimated fair value less estimated selling costs at the date of transfer, with any excess of the related loan balance over the fair value less expected selling costs charged to the allowance for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount and are recorded in other non-interest expense. Gains and losses upon sale, if any, are also charged to other non-interest income or expense, as appropriate. The Company had no other real estate owned at December 31, 2004. At December 31, 2003, other real estate owned totaled $368,000.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized, but rather is tested at least annually for

2004 Annual Report	41

impairment. Intangible assets which have finite lives are amortized over their estimated useful lives and also are subject to impairment testing. All of the Company’s other intangible assets have finite lives and are amortized over varying periods not exceeding ten years.

Bank-Owned Life Insurance

The Company owns bank-owned life insurance (“BOLI”) on certain executives. BOLI balances are recorded at their cash surrender values and are included in other assets. Changes in the cash surrender values are included in non-interest income.

Derivative Instruments

The Company enters into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the future cash flows or the value of certain assets and liabilities. The Company is also required to recognize certain contracts and commitments, including certain commitments to fund mortgage loans held-for-sale, as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. The Company accounts for derivatives in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” which requires that all derivative instruments be recorded in the statement of condition at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as derivatives not qualifying for hedge accounting. Fair values of these mortgage derivatives are estimated based on changes in mortgage rates from the date of the commitments. Changes in the fair values of these derivatives are included in mortgage banking revenue.

Periodically, the Company sells options to an unrelated bank or dealer for the right to purchase certain securities held within the Banks’ investment portfolios or the right to sell U.S. Treasury or agency securities deemed appropriate for the Banks’ investment portfolios to the Company at predetermined prices. These option transactions are designed primarily to increase the total return associated with holding these securities as earning assets. These transactions do not qualify as hedges pursuant to SFAS 133 and, accordingly, changes in fair values of these contracts, are reported in other non-interest income. There were no covered call or put options outstanding as of December 31, 2004 or 2003.

42	Wintrust Financial Corporation

Long-term Debt — Trust Preferred Securities Offering Costs

In connection with the Company’s issuances of the Long-term debt — trust preferred securities, approximately $3.3 million of offering costs were incurred, including underwriting fees, legal and professional fees, and other costs. These costs are included in other assets and are being amortized over a ten year period as an adjustment to interest expense using a method that approximates the effective interest method. As of December 31, 2004, the unamortized balance of these costs was approximately $1.8 million. See Note 15 for further information about the Long-term debt — trust preferred securities.

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

Stock-Based Compensation Plans

The Company follows Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans. APB 25 uses the intrinsic value method and provides that compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. The Company follows the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation,” rather than the expense recognition provisions of SFAS 123, as allowed by the statement. Compensation expense for restricted share awards is ratably recognized over the required period of service, usually the restricted period, based on the fair value of the stock on the date of grant.

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the date of grant consistent with the recognition method of SFAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

	Years Ended December 31,
	2004	2003	2002

Net income:
As reported	$51,334	38,118	27,875
Pro forma	49,030	36,762	26,651
Earnings per share — Basic:
As reported	$2.49	2.11	1.71
Pro forma	2.37	2.04	1.63
Earnings per share — Diluted:
As reported	$2.34	1.98	1.60
Pro forma	2.23	1.91	1.53

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was originally developed for use in estimating the fair value of traded options. The Company’s stock options have characteristics that are significantly different from traded options, including vesting provisions and trading limitations that impact their liquidity. The Black-Scholes option-pricing model is also sensitive to changes in the assumptions, which can materially affect the fair value estimates. Therefore, the Black-Scholes options-pricing model does not necessarily provide a reliable measure of the fair value of employee stock options. As a result, the pro forma amounts indicated above may not be representative of the effects on reported net income for future years. The following weighted average assumptions were used in the option-pricing model to determine the fair value of options granted:

	Years Ended December 31,
	2004	2003	2002

Expected dividend yield	0.4%	0.4%	0.5%
Expected volatility	22.9	25.2	26.1
Risk-free rate	4.1	3.8	4.4
Expected option life (in years)	8.4	8.4	8.5
Weighted average grant-date per share fair value of options	$19.63	15.82	8.67

2004 Annual Report	43

Advertising Costs

Advertising costs are expensed in the period in which they are incurred.

Start-up Costs

Start-up and organizational costs are expensed in the period in which they are incurred.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, net of deferred taxes, and adjustments related to cash flow hedges, net of deferred taxes.

(2) Recent Accounting Pronouncements

Shared-Based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123R, “Share-Based Payment,” which revises SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB 25, “Accounting for Stock-Based Compensation.” The approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The provisions of this statement will become effective July 1, 2005. The Company plans to adopt the “modified prospective” method provided for in SFAS 123R, in which compensation cost is recognized for all equity awards granted after the effective date based on the requirements of SFAS 123R and, for all equity awards granted prior to the effective date that remain unvested on the effective date based on the requirements of SFAS 123. SFAS 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeitured. As permitted by SFAS 123, the Company currently accounts for stock options granted to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1. Wintrust expects to adopt SFAS 123R on July 1, 2005.

Meaning of Other Than Temporary Impairment

In March 2004, FASB and the Emerging Issues Task Force (EITF) released Issue 03-1, “Meaning of Other Than Temporary Impairment,” which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurement requirements of Issue 03-1, and other disclosure requirements not already implemented, were effective for periods beginning after June 15, 2004. In September 2004, the FASB staff issued FASB Staff Position (FSP) EITF 03-1-1, which delayed the effective date for certain measurement and recognition guidance contained in Issue 03-1. The FSP requires the application of pre-existing other-than-temporary guidance during the period of the delay until a final consensus is reached. Management does not anticipate the issuance of the final consensus will have a material impact of financial condition, the results of operations, or liquidity.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchaser’s initial investment and prohibits carrying over valuation allowance from the seller for those individually-evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser’s initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The guidance is effective for loans acquired in fiscal years beginning after December 15, 2004 and is not expected to have a material impact on financial condition, results of operations, or liquidity.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” which provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity’s consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity

44	Wintrust Financial Corporation

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

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities as of December 31, 2003. Application for all other types of entities was deferred until periods ending after March 15, 2004, unless previously applied. Accordingly in the first quarter of 2004, the Company deconsolidated its interests in two subsidiary trusts formed in 1998 and 2000 for purposes of issuing trust preferred securities. The deconsolidation had no material effect on the Company’s consolidated financial statements.

Management evaluated the applicability of FIN 46 to various other investments and interests and believes that FIN 46 is not applicable to any of these investments or interests.

(3) Available-for-Sale Securities

A summary of the available-for-sale securities portfolio presenting carrying amounts and gross unrealized gains and losses as of December 31, 2004 and 2003 is as follows (in thousands):

	December 31, 2004				December 31, 2003
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value	cost	gains	losses	Value

U.S. Treasury	$142,455	6	(1,754)	140,707	56,663	53	(1,786)	54,930
U.S. Government agencies	550,524	304	(4,941)	545,887	310,070	741	(1,083)	309,728
Municipal	25,481	—	(69)	25,412	11,326	85	(47)	11,364
Corporate notes and other debt	8,455	—	(126)	8,329	35,248	486	(326)	35,408
Mortgage-backed	539,074	219	(5,567)	533,726	403,133	74	(9,968)	393,239
Federal Reserve/FHLB stock and other equity securities	89,286	130	—	89,416	101,029	1,183	—	102,212

Total available-for-sale securities	$1,355,275	659	(12,457)	1,343,477	917,469	2,622	(13,210)	906,881

The following table presents the portion of the Company’s available-for-sale securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 (in thousands):

	Continuous unrealized		Continuous unrealized
	losses existing for		losses existing for
	less than 12 months		greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

U.S. Treasury	$106,813	(441)	29,107	(1,313)	135,920	(1,754)
U.S. Government agencies	493,642	(4,427)	19,475	(514)	513,117	(4,941)
Municipal	8,912	(69)	—	—	8,912	(69)
Corporate notes and other debt	—	—	8,330	(126)	8,330	(126)
Mortgage-backed	216,433	(781)	210,510	(4,786)	426,943	(5,567)
Federal Reserve/FHLB stock and other equity securities	—	—	—	—	—	—

Total available-for-sale securities	$825,800	(5,718)	267,422	(6,739)	1,093,222	(12,457)

Management does not believe any individual unrealized loss as of December 31, 2004 represents an other-than-temporary impairment. The fair value of available-for-sale securities includes investments totaling $267 million with unrealized

2004 Annual Report	45

losses of $6.7 million, which have been in an unrealized loss position for greater than 12 months. U.S. Treasury, U.S. Government agencies and Mortgage-backed securities totaling $259 million with unrealized losses of $6.6 million are primarily fixed-rate investments with temporary impairment resulting from increases in interest rates since the purchase of the investments. The Company has the ability to hold these investments until such time as the value recovers or maturity. The Company also held four floating rate trust preferred securities issued by large U.S. financial services holding companies (totaling $8.3 million with $126,000 of unrealized losses) at December 31, 2004. The fair value of these four investments increased by $158,000 since December 31, 2003. Management believes the temporary impairment in fair value was caused by widening credit spreads on these types of investments since the date the securities were acquired. The trust preferred securities were purchased by the Company in April 1999. The four trust preferred securities have Moody’s ratings ranging from A1 to Aa3. Management believes that the risk of loss of principal or interest on these securities is very low and has the ability to hold these securities until such time as the value recovers or maturity.

The amortized cost and fair value of securities as of December 31, 2004 and 2003, by contractual maturity, are shown in the following table. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without penalties (in thousands):

	December 31, 2004		December 31, 2003
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$134,875	134,054	21,111	21,202
Due in one to five years	210,712	208,990	304,146	304,503
Due in five to ten years	369,338	365,426	67,015	64,616
Due after ten years	11,990	11,865	21,035	21,109
Mortgage-backed	539,074	533,726	403,133	393,239
Federal Reserve/FHLB Stock and other equity	89,286	89,416	101,029	102,212

Total available-for-sale securities	$1,355,275	1,343,477	917,469	906,881

In 2004, 2003 and 2002, the Company had gross realized gains on sales of available-for-sale securities of $2.2 million, $835,000 and $604,000, respectively. During 2004, 2003 and 2002, gross realized losses on sales of available-for-sale securities totaled $358,000, $193,000 and $497,000, respectively. Proceeds from sales of available-for-sale securities during 2004, 2003 and 2002, were $923 million, $3.3 billion and $2.8 billion, respectively. At December 31, 2004 and 2003, securities having a carrying value of $626.6 million and $269.2 million, respectively, were pledged as collateral for public deposits, trust deposits and securities sold under repurchase agreements. At December 31, 2004, there were no securities of a single issuer, other than U.S. Treasury obligations and other U.S. Government-sponsored agency securities, which exceeded 10% of shareholders’ equity.

(4) Loans

A summary of the loan portfolio at December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003

Commercial and commercial real estate	$2,465,852	1,648,022
Home equity	574,668	466,812
Residential real estate	248,118	173,625
Premium finance receivables	770,792	746,895
Indirect auto loans	171,926	174,071
Tricom finance receivables	29,730	25,024
Consumer and other loans	87,260	63,345

Total loans	$4,348,346	3,297,794

At December 31, 2004 and 2003, premium finance receivables were recorded net of unearned income of $16.9 million and $12.1 million respectively. Total loans include net deferred loan fees and costs and fair value purchase accounting adjustments totaling $1.6 million at December 31, 2004 and $2.1 million at December 31, 2003.

Certain real estate loans, including mortgage loans held-for-sale, and home equity loans with balances totaling approximately $496.0 million and $309.2 million, at December 31, 2004 and 2003, respectively, were pledged as collateral to secure the availability of borrowings from certain Federal agency banks. At December 31, 2004, approximately $278.8 million of these pledged loans are included in a blanket pledge of qualifying loans to the Federal Home Loan Bank (“FHLB”). The remaining $217.2 million of pledged loans was used to secure potential borrowings at the Federal Reserve Bank discount window. At December

46	Wintrust Financial Corporation

31, 2004 and 2003, the Banks borrowed $303.5 million and $144.0 million, respectively, from the FHLB in connection with these collateral arrangements. See Note 12 for a summary of these borrowings.

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

It is the policy of the Company to review each prospective credit in order to determine the appropriateness and, when required, the adequacy of security or collateral necessary to obtain when making a loan. The type of collateral, when required, will vary in ranges from liquid assets to real estate. The Company seeks to assure access to collateral, in the event of default, through adherence to state lending laws and the Company’s credit monitoring procedures.

Certain officers and directors of Wintrust and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. A rollforward of these loans is as follows (in thousands):

Balance at December 31, 2003	$6,875
New loans and advances	4,718
Maturities and paydowns	(6,322)

Balance at December 31, 2004	$5,271

(5) Allowance for Loan Losses

A summary of the activity in the allowance for loan losses for the years ended December 31, 2004, 2003, and 2002 is as follows (in thousands):

	Years Ended December 31,
	2004	2003	2002

Allowance at beginning of year	$25,541	18,390	13,686
Provision for loan losses	6,298	10,999	10,321
Allowance acquired in business combinations	5,110	1,602	—
Charge-offs	(4,870)	(6,457)	(6,589)
Recoveries	2,148	1,007	972

Allowance at end of year	$34,227	25,541	18,390

A summary of non-accrual and impaired loans and their impact on interest income is as follows (in thousands):

	Years Ended December 31,
	2004	2003	2002

Total non-accrual loans (as of year-end)	$13,724	18,964	6,842
Reduction of interest income from non-accrual loans	522	277	79
Average balance of impaired loans	6,681	3,566	767
Interest income recognized on impaired loans	73	127	26

Management evaluates the value of the impaired loans primarily by using the fair value of the collateral. A summary of impaired loan information at December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003

Impaired loans	$3,465	9,441
Impaired loans that had allocated specific allowance for loan losses	937	4,800
Allocated allowance for loan losses	140	880

(6) Mortgage Servicing Rights

The outstanding principal balance of mortgage loans serviced for others totaled $297 million at December 31, 2004, $285 million at December 31, 2003, and $239 million at December 31, 2002. The following is a summary of the changes in the balance of mortgage servicing rights for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	Years Ended December 31,
	2004	2003	2002

Balance at beginning of year, net	$2,277	1,520	906
Servicing rights capitalized	969	2,439	1,727
Amortization of servicing rights	(1,067)	(1,923)	(872)
Change in valuation allowance	—	241	(241)

Balance at end of year, net	$2,179	2,277	1,520

At December 31, 2004, 2003 and 2002, the aggregate fair value of mortgage servicing rights was $2.7 million, $2.5 million, and $1.5 million, respectively. Fair values are determined by discounting anticipated future net cash flows from servicing activities considering market consensus loan prepayment speeds, interest rates, servicing costs and other economic factors. There was no valuation allowance at December 31, 2004 or December 31, 2003. The valuation allowance had a balance of $241,000 at December 31, 2002.

Amortization of existing balances of mortgage servicing rights is expected to approximate $420,000 in 2005, $405,000 in 2006, $389,000 in 2007, $373,000 in 2008 and $358,000 in 2009.

2004 Annual Report	47

(7) Business Combinations

The Company completed three business combinations in 2004. All were accounted for under the purchase method of accounting; thus, the results of operations prior to their respective effective dates were not included in the accompanying consolidated financial statements. Goodwill, core deposit intangibles and other purchase accounting adjustments were recorded upon the completion of each acquisition.

In May, 2004, Wintrust completed (effective date of May 1, 2004) its acquisition of WestAmerica and WestAmerica’s affiliate, Guardian. The acquisition of these companies is expected to further diversify and enhance Wintrust’s revenue stream. WestAmerica and Guardian were acquired through the issuance of 180,438 shares of common stock (then valued at $8.5 million) and $11.0 million in cash for a total purchase price of $19.5 million. The value of the common stock issued was determined using the unweighted average of the high and low sales prices of Wintrust’s common stock on the Nasdaq National Market for each of the ten trading days ending on the second day preceding the closing date. Wintrust is obligated to pay additional consideration contingent upon the attainment of certain net income levels over each of the next five years. The additional consideration, if any, will be recorded as goodwill at its fair value when paid, or when the additional consideration is deemed, beyond a reasonable doubt, to have been earned.

In September, 2004, Wintrust completed (effective date of September 30, 2004) its acquisition of Northview Financial Corporation (“Northview”), and its wholly-owned subsidiaries, Northview Bank and Trust and Northview Mortgage, LLC. The acquisition continues the Company’s expansion into desirable suburban Chicago communities. Northview was acquired through the issuance of 475,148 shares of common stock (then valued at $25.1 million), $21.0 million in cash and $1.9 million for the value of vested stock options for a total purchase price of $48.0 million. The value of the common stock issued was determined by comparing the unweighted average of the high and low sales prices of Wintrust’s common stock on the Nasdaq National Market for each of the ten trading days ending on the second day preceding the closing date to the ceiling and floor stock purchase prices in the agreements and plan of merger. The appropriate Wintrust stock price for the acquisition of Northview was the ceiling price as determined in the agreement and plan of merger. The vested stock options were valued using the Black-Scholes options-pricing model.

In October, 2004, Wintrust completed (effective date of October 1, 2004) its acquisition of Town Bankshares, Ltd. (“Town”) and its wholly-owned subsidiary, Town Bank. This acquisition continues the Company’s community banking expansion plans and is the Company’s first banking operation in its target market area in Wisconsin. Town was acquired through the issuance of 372,535 shares of common stock (then valued at $20.6 million), cash of $17.0 million and $3.5 million for the value of vested stock options for a total purchase price of $41.1 million. The value of the common stock issued was determined by comparing the unweighted average of the high and low sales prices of Wintrust’s common stock on the Nasdaq National Market for each of the ten trading days ending on the second day preceding the closing date to the ceiling and floor stock purchase prices in the agreement and plan of merger. The appropriate Wintrust stock price for the acquisition of Town was the ceiling price as determined in the agreement and plan of merger. The vested stock options were valued using the Black-Scholes option-pricing model.

Subsequent to year-end, in January, 2005, Wintrust completed (effective date of January 1, 2005) its acquisition of Antioch Holding Company (“Antioch”) and its wholly-owned subsidiary, State Bank of The Lakes. This acquisition continues the Company’s community banking expansion plans in the northwest suburbs of Chicago. Antioch was acquired for $95.4 million of cash. Intangible assets of approximately $60 million will be recorded in this transaction.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition for WestAmerica and Guardian, Northview, and Town (in thousands):

	WestAmerica
	and
	Guardian	Northview	Town

Assets:
Cash and due from banks	$743	27,836	12,768
Interest-bearing deposits with banks	—	15,301	201
Available-for-sale securities	229	43,316	15,339
Mortgage loans held-for-sale	120,227	—	—
Trading account securities	—	—	—
Loans	—	249,628	227,144
Allowance for loan losses	—	(2,534)	(2,576)
Goodwill	10,938	29,529	23,622
Other intangible assets	—	5,470	3,262
Other assets	1,734	7,101	5,600

Total assets	$133,871	375,647	285,360

Liabilities and Equity:
Deposits	$—	294,071	232,439
Borrowings	96,370	31,337	10,310
Other liabilities	17,983	2,255	1,516
Equity	19,518	47,984	41,095

Total liabilities and equity	$133,871	375,647	285,360

48	Wintrust Financial Corporation

(8) Goodwill and Other Intangible Assets

A summary of goodwill by business segment is as follows (in thousands):

	Jan 1,	Goodwill	Impairment	Dec 31,
	2004	Acquired	Losses	2004

Banking	$19,381	64,301	—	83,682
Premium finance	—	—	—	—
Tricom	8,958	—	—	8,958
Wealth management	20,151	670	—	20,821
Parent and other	—	—	—	—

Total	$48,490	64,971	—	113,461

Approximately $24.9 million of the December 31, 2004 balance of goodwill is deductible for tax purposes.

A summary of finite-lived intangible assets as of December 31, 2004 and 2003 and the expected amortization as of December 31, 2004 is follows (in thousands):

	December 31,
	2004	2003

Wealth management - customer list intangible	$1,639	2,159
Banking - core deposit intangible	9,582	1,439

Total	$11,221	3,598

Estimated amortization
2005	$1,990
2006	1,633
2007	1,352
2008	1,157
2009	1,038

As a result of the February, 2003 acquisition of LFCM, $1.6 million of the purchase price was assigned to the customer list of LFCM and is being amortized over a seven-year period on an accelerated basis. As a result of the October, 2003 and December, 2003 acquisitions of Advantage Bank and Village Bank, $519,000 and $957,000, respectively, were assigned to core deposit intangibles. As a result of the September, 2004, and October 2004 acquisitions of Northview Bank and Town Bank, $5.5 million and $3.3 million, respectively, were assigned to core deposit intangibles. The core deposit intangibles are being amortized over ten-year periods on an accelerated basis. Total amortization expense associated with finite-lived intangibles in 2004, 2003 and 2002 was $1.1 million, $640,000 and $324,000, respectively.

(9) Premises and Equipment, Net

A summary of premises and equipment at December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003

Land	$42,578	35,951
Buildings and leasehold improvements	121,416	105,749
Furniture, equipment and computer software	51,290	41,730
Construction in progress	14,536	7,719

	229,820	191,149
Less: Accumulated depreciation and amortization	44,251	35,515

	185,569	155,634
Equipment under leasing contracts, net of accumulated depreciation	357	1,080

Total premises and equipment, net	$185,926	156,714

Equipment under leasing contracts represents the Company’s investment in equipment leased to others under operating lease agreements. The portfolio consists of various types of equipment including medical, technological and machine tools.

Depreciation and amortization expense related to premises and equipment, excluding equipment under leasing contracts, totaled $9.2 million in 2004, $8.0 million in 2003 and $7.3 million in 2002. Depreciation expense related to equipment under leasing contracts totaled $582,000 in 2004, $813,000 in 2003 and $974,000 in 2002.

2004 Annual Report	49

(10) Deposits

The following is a summary of deposits at December 31, 2004 and 2003 (in thousands):

	2004	2003

Non-interest bearing accounts	$505,312	360,666
NOW accounts	586,583	407,803
Wealth Management deposits	390,129	338,479
Money market accounts	608,037	470,849
Savings accounts	215,697	183,394
Time certificates of deposits	2,798,976	2,115,430

Total deposits	$5,104,734	3,876,621

The scheduled maturities of time certificates of deposits at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003

Due in one year	$1,550,086	1,301,174
Due in one to two years	711,608	408,414
Due in two to three years	287,503	179,459
Due in three to four years	122,806	137,170
Due after four years	126,973	89,213

Total time certificates of deposits	$2,798,976	2,115,430

Certificates of deposit in amounts of $100,000 or more approximated $1.46 billion and $1.08 billion at December 31, 2004 and 2003, respectively.

(11) Notes Payable

Notes payable balances of $1.0 million at December 31, 2004 and $26.0 million at December 31, 2003, represent the outstanding balance on a revolving loan agreement (“Agreement”) with an unaffiliated bank. At December 31, 2004, the total amount of the Agreement is $51.0 million, comprised of a $25.0 million revolving note that matures on May 1, 2005 (which had no outstanding balance at year end), a $25.0 million revolving note that matures on February 27, 2006 (which had no outstanding balance at year end), and a $1.0 million note that matures on May 1, 2013. Interest is calculated at a floating rate equal to, at the Company’s option, either the lender’s prime rate or LIBOR plus 140 basis points. At December 31, 2004 and 2003, the interest rates on the notes payable were 3.80% and 2.57% respectively. At December 31, 2003, $25.0 million of notes payable were effectively converted to fixed-rate debt through the use of an interest rate swap which matured in February 2004. See Notes 1 and 21 for further discussion on derivative instruments.

The Agreement is secured by the stock of all Banks except Advantage Bank, Village Bank, Beverly Bank, Wheaton Bank and Town Bank and contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. At December 31, 2004, the Company is in compliance with all debt covenants. The Agreement may be utilized, as needed, to provide capital to fund continued growth at the Company’s Banks, expand its wealth management business, fund possible acquisitions of financial institutions or other finance related companies, purchase treasury stock or for other general corporate matters.

(12) Federal Home Loan Bank Advances

A summary of the outstanding balances of FHLB advances at December 31, 2004 and 2003, is as follows (in thousands):

	2004	2003

2.47% line of credit	$40,000	—
5.84% advance due February 2005	2,515	—
1.98% advance due March 2005	1,701	1,706
7.24% advance due July 2005	1,935	—
2.40% advance due September 2005	1,605	1,612
2.86% advance due October 2005	3,014	—
2.13% advance due February 2006	25,000	—
2.74% advance due February 2006	2,007	—
1.97% advance due July 2006	496	—
4.30% advance due July 2006	1,025	—
3.13% advance due September 2006	705	708
2.99% advance due November 2006	750	—
2.77% advance due February 2007	25,000	—
3.32% advance due March 2008	2,513	—
2.72% advance due May 2008	1,968	—
2.84% advance due May 2009	50,000	—
4.40% advance due July 2009	2,078	—
4.60% advance due July 2011	30,000	30,000
3.30% advance due November 2011	25,000	25,000
3.95% advance due November 2011	35,000	35,000
4.33% advance due November 2011	1,189	—
4.17% advance due June 2012	25,000	25,000
4.79% advance due June 2012	25,000	25,000

Federal Home Loan Bank advances	$303,501	144,026

At December 31, 2004 FHLB advances consisted of $263.5 million of fixed rate term obligations and $40 million of variable rate short-term borrowings. Several of the fixed rate advances due after 2008 have varying one-time call dates ranging from June 2005 to June 2007. FHLB advances are stated at par value of the debt adjusted for unamortized fair value adjustments recorded in connection with advances acquired through acquisitions.

50	Wintrust Financial Corporation

At December 31, 2004, the weighted average contractual interest rate on FHLB advances was 3.41% and the weighted average effective interest rate, which reflects amortization of fair value adjustments associated with FHLB advances acquired through acquisitions, was 3.31%.

FHLB advances are collateralized by qualifying residential real estate loans. The Company has an arrangement with the FHLB whereby based on available collateral (residential mortgages), the Company could have borrowed an additional $153.0 million at December 31, 2004.

(13) Subordinated Notes

A summary of the subordinated notes at December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003

Subordinated note, due October 29, 2012	$25,000	25,000
Subordinated note, due May 1, 2013	25,000	25,000

Total subordinated notes	$50,000	50,000

The subordinated notes were issued in 2002 and 2003, and may be redeemed by the Company at any time prior to maturity. Each subordinated note requires annual principal payments of $5.0 million beginning in the sixth year of the note. Interest is calculated at a floating rate equal to LIBOR plus 260 basis points. The Company effectively converted the subordinated note due in 2012 to a fixed-rate note through the use of an interest rate swap. See Notes 1 and 21 for further discussion on derivative instruments. At December 31, 2004, the weighted average contractual interest rate on the subordinated notes was 5.00% and the weighted average effective interest rate, which includes the effect of the interest rate swap, was 5.91%. The subordinated notes qualify as Tier II capital under the regulatory capital requirements of the federal banking agencies.

(14) Other Borrowings

The following is a summary of other borrowings at December 31, 2004 and 2003 (in thousands):

	2004	2003

Federal funds purchased	$78,576	38,800
Securities sold under repurchase agreements	118,669	26,544
Wayne Hummer Companies funding	—	9,025
Other	4,679	3,700

Total other borrowings	$201,924	78,069

As of December 31, 2004 and 2003, the weighted average interest rate on federal funds purchased was 2.47% and 1.27%, respectively.

Securities sold under repurchase agreements represent short-term borrowings from brokers as well as sweep accounts in connection with master repurchase agreements at the Banks. Securities are maintained under the Company’s control and are pledged for the borrowings from the brokers as well as the balances of the customers’ accounts. Securities underlying these agreements consist of U.S. Government agency, mortgage-backed and corporate securities and are included in the available-for-sale securities portfolio as reflected on Company’s Consolidated Statements of Condition. As of December 31, 2004 and 2003, the weighted average interest rate of securities sold under repurchase agreements was 2.05% and 0.75%, respectively.

The Wayne Hummer Companies funding consisted of collateralized demand obligations to third party banks that were used to finance securities purchased by customers on margin and securities owned by WHI. During the third quarter of 2004, WHI began to borrow such funds from its parent company, North Shore Bank.

Other includes $2.4 million of the interest-bearing deferred portion of the purchase price of the Wayne Hummer Companies and a $2.0 million, 9.28% fixed-rate, mortgage (which matures in May 2005) related to the Company’s Northfield banking office which was assumed in connection with the acquisition of Northview Bank in 2004.

2004 Annual Report	51

(15) Long-term Debt — Trust Preferred Securities

As of December 31, 2004 the Company owned 100% of the Common Securities of eight trusts, Wintrust Capital Trust I, Wintrust Capital Trust II, Wintrust Capital Trust III, Wintrust Statutory Trust IV, Wintrust Statutory Trust V, Wintrust Capital Trust VII, Northview Capital Trust I and Town Bankshares Capital Trust I (the “Trusts”) set up to provide long-term financing. The Northview and Town capital trusts were acquired as part of the acquisitions of Northview Financial Corporation and Town Bankshares, Ltd., respectively. The Trusts were formed for purposes of issuing Trust Preferred Securities to third-party investors and investing the proceeds from the issuances of the Trust Preferred Securities and the Common Securities solely in Subordinated Debentures (“Debentures”) issued by the Company, with the same maturities and interest rates as the Trust Preferred Securities. The Debentures are the sole assets of the Trusts. In each Trust the Common Securities represent approximately 3% of the Debentures and the Trust Preferred Securities represent approximately 97% of the Debentures.

At December 31, 2004, the Trusts are reported in the Company’s financial statements as unconsolidated subsidiaries; the Debentures are reflected as “Long-term debt - trust preferred securities” and the Common Securities are included in Available-for-Sale Securities. At December 31, 2003, however, Wintrust Capital Trust I and Wintrust Capital Trust II were reported as consolidated subsidiaries in the Company’s financial statements, which resulted in reporting the Trust Preferred Securities of these Trusts as “Long-term debt — trust preferred securities” in the Consolidated Statements of Condition. The Trusts were deconsolidated in the first quarter of 2004, in accordance with the effective date of FIN 46 (Revised), “Consolidation of Variable Interest Entities”, which reflects revised accounting guidance governing when an equity interest should be consolidated.

A summary of the Company’s Long-term debt — trust preferred securities, which represents the par value of the obligations, including basis adjustments for a fair value hedge of Wintrust Capital Trust I and the unamortized fair value adjustments recognized at the acquisition dates for the Northview and Town obligations, at December 31, 2004 and 2003, is as follows (in thousands):

	2004	2003

9.0% Debentures owed to Wintrust Capital Trust I, due September 30, 2028	$31,882	30,418
10.5% Debentures owed to Wintrust Capital Trust II, due June 30, 2030	20,619	20,000
Variable rate (LIBOR + 3.25%) Debentures owed to Wintrust Capital Trust III, due April 7, 2033	25,774	25,774
Variable rate (LIBOR + 2.80%) Debentures owed to Wintrust Statutory Trust IV, due December 8, 2033	20,619	20,619
Variable rate (LIBOR + 2.60%) Debentures owed to Wintrust Statutory Trust V, due May 11, 2034	41,238	—
Variable rate (LIBOR + 1.95%) Debentures owed to Wintrust Capital Trust VII, due March 15, 2035	51,550	—
6.35% Debentures owed to Northview Capital Trust I, due November 8, 2033	6,380	—
Variable rate (LIBOR + 3.00%) Debentures owed to Town Bankshares Capital Trust I, due November 8, 2033	6,427	—

Total long-term debt — trust preferred securities	$204,489	96,811

The interest rates associated with the variable rate Debentures are based on the three-month LIBOR rate and were 5.32%, 4.78%, 4.58%, 4.42% and 5.16%, for Wintrust Capital Trust III, Wintrust Statutory Trust IV, Wintrust Statutory Trust V, Wintrust Capital Trust VII and Town Bankshares Capital Trust I, respectively, at December 31, 2004. The interest rate on the Northview Capital Trust I changes to a variable rate equal to three-month LIBOR plus 3.00% effective February 8, 2008. Distributions on the Trust Preferred Securities issued by the Trusts are payable quarterly at a rate per annum equal to the interest rate being earned by the Trusts on the Debentures held by the Trusts. Interest expense on the Trust Preferred Securities is deductible for income tax purposes.

52	Wintrust Financial Corporation

The Company has guaranteed the payment of distributions and payments upon liquidation or redemption of the Trust Preferred Securities, in each case to the extent of funds held by the Trusts. The Company and the Trusts believe that, taken together, the obligations of the Company under the guarantees, the subordinated debentures, and other related agreements provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trusts under the Trust Preferred Securities. Subject to certain limitations, the Company has the right to defer payment of interest on the Debentures at any time, or from time to time, for a period not to exceed 20 consecutive quarters. The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Debentures at maturity or their earlier redemption. The Debentures are redeemable in whole or in part prior to maturity, at the discretion of the Company if certain conditions are met, and only after the Company has obtained Federal Reserve approval, if then required under applicable guidelines or regulations. The Debentures held by the Trusts are first redeemable, in whole or in part, by the Company as follows:

Wintrust Capital Trust I	September 30, 2003
Wintrust Capital Trust II	June 30, 2005
Wintrust Capital Trust III	April 7, 2008
Wintrust Statutory Trust IV	December 31, 2008
Wintrust Statutory Trust V	June 30, 2009
Wintrust Capital Trust VII	March 15, 2010
Northview Capital Trust I	August 8, 2008
Town Bankshares Capital Trust I	August 8, 2008

The Trust Preferred Securities, subject to certain limitations, qualify as Tier 1 capital of the Company for regulatory purposes. On February 28, 2005, The Federal Reserve issued a final rule that retains Tier I capital treatment for trust preferred securities but with stricter limits. Under the rule, after a five-year transition period, the aggregate amount of trust preferred securities and certain other capital elements will retain their current limit of 25% of Tier I capital elements, net of goodwill less any associated deferred tax liability. The amount of trust preferred securities and certain other capital elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. Applying the final rule at December 31, 2004, the Company’s Tier 1 capital would have been reduced by approximately $38.0 million; however, the Company’s total regulatory capital would have been unchanged from the actual amount reported and the Company would still be considered well-capitalized under regulatory capital guidelines.

(16) Minimum Lease Commitments

The Company occupies certain facilities under operating lease agreements. Gross rental expense related to the Company’s operating leases was $3.5 million in 2004, $2.2 million in 2003 and $2.1 million in 2002. The Company also leases certain owned premises and receives rental income from such agreements. Gross rental income related to the Company’s buildings totaled $1.5 million, $1.1 million and $646,000, in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, the Company also recorded equipment lease income of approximately $530,000, $755,000 and $1.2 million, respectively. Future minimum gross rental payments for office space, future minimum gross rental income, and future minimum equipment lease income as of December 31, 2004 for all noncancelable leases are as follows (in thousands):

	Future	Future	Future
	minimum	minimum	minimum
	gross	gross	equipment
	rental	rental	lease
	payments	income	income

2005	$4,071	1,203	216
2006	3,919	989	16
2007	3,630	819	—
2008	2,278	652	—
2009	2,276	625	—
2010 and thereafter	14,587	2,024	—

Total minimum future amounts	$30,761	6,312	232

2004 Annual Report	53

(17) Income Taxes

Income tax expense for the years ended December 31, 2004, 2003 and 2002 is summarized as follows (in thousands):

	Years Ended December 31,
	2004	2003	2002

Current income taxes:
Federal	$23,108	18,752	13,154
State	3,489	1,662	290

Total current income taxes	26,597	20,414	13,444

Deferred income taxes:
Federal	2,678	493	446
State	278	319	730

Total deferred income taxes	2,956	812	1,176

Total income tax expense	$29,553	21,226	14,620

Included in total income tax expense is income tax expense applicable to net gains on available-for-sale securities of $713,000 in 2004, $245,000 in 2003 and $41,000 in 2002.

The exercise of certain stock options and the vesting and issuance of stock compensation produced tax benefits of $8.7 million in 2004, $3.6 million in 2003 and $2.8 million in 2002 which were recorded directly to shareholders’ equity.

A reconciliation of the differences between taxes computed using the statutory Federal income tax rate of 35% and actual income tax expense is as follows (in thousands):

	Years Ended December 31,
	2004	2003	2002

Computed “expected” income tax expense	$28,311	20,770	14,873
Increase (decrease) in tax resulting from:
Tax-exempt interest, net of interest expense disallowance	(424)	(381)	(475)
State taxes, net of federal tax benefit	2,449	1,288	663
Income earned on life insurance policies	(668)	(691)	(291)
Other, net	(115)	240	(150)

Income tax expense	$29,553	21,226	14,620

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003

Deferred tax assets:
Allowance for loan losses	$12,696	9,763
Net unrealized losses on securities (SFAS 115)	4,547	3,689
Net unrealized losses on derivatives (SFAS 133)	67	145
Federal net operating loss carryforward	2,817	3,849
Deferred compensation	2,367	1,818
Other	1,462	708

Total gross deferred tax assets	23,956	19,972

Deferred tax liabilities:
Premises and equipment	6,143	4,638
Deferred loan fees and costs	778	693
Capitalized servicing rights	1,613	1,217
Goodwill and intangible assets	6,163	2,847
FHLB stock dividends	2,925	1,483
Other	242	427

Total gross deferred tax liabilities	17,864	11,305

Net deferred tax assets	$6,092	8,667

At December 31, 2004, Wintrust had Federal net operating loss carryforwards of $8.1 million which are available to offset future taxable income. These net operating losses expire in years 2005 through 2020 and are subject to certain statutory limitations.

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

54	Wintrust Financial Corporation

(18) Employee Benefit and Stock Plans

The Wintrust Financial Corporation 1997 Stock Incentive Plan (“the Plan”) permits the grant of incentive stock options, non-qualified stock options, rights and restricted stock, as well as the conversion of outstanding options of acquired companies to Wintrust options. The Plan covers substantially all employees of Wintrust. A total of 5,927,482 shares of Common Stock may be granted under the Plan.

In general the Plan provides for the grant of options to purchase shares of Wintrust’s common stock at the fair market value of the stock on the date the options are granted. The incentive and nonqualified options generally vest ratably over a five-year period and expire at such time as the Compensation Committee shall determine at the time of grant, however, in no case shall they be exercisable later than ten years after the grant.

A summary of the Plan’s aggregate stock option activity for the years ended December 31, 2004, 2003 and 2002 is as follows:

	Common	Range of	Weighted Average
	Shares	Strike Prices	Strike Price

Outstanding at December 31, 2001	2,637,221	$ 3.87 – 20.65	$9.26
Granted	759,409	18.81 – 30.59	21.80
Exercised	492,079	3.87 – 18.00	5.48
Forfeited or canceled	22,688	5.17 – 20.65	12.16

Outstanding at December 31, 2002	2,881,863	5.17 – 30.59	13.19
Conversion of options of acquired companies	100,003	19.82 – 35.05	27.74
Granted	498,200	11.33 – 45.46	41.79
Exercised	347,501	5.17 – 30.59	8.15
Forfeited or canceled	14,560	9.58 – 30.59	22.06

Outstanding at December 31, 2003	3,118,005	5.17 – 45.46	18.75
Conversion of options of acquired companies	146,441	15.57 – 26.13	23.37
Granted	279,100	45.07 – 58.02	53.71
Exercised	473,999	5.17 – 45.46	10.13
Forfeited or canceled	22,269	9.21 – 47.31	24.57

Outstanding at December 31, 2004	3,047,278	$ 6.46 – 58.02	$23.41

At December 31, 2004, 2003 and 2002, the weighted-average remaining contractual life of outstanding options was 6.0 years, 6.1 years and 6.0 years, respectively. Additionally, at December 31, 2004, 2003 and 2002, the number of options exercisable was 1,831,222, 1,772,067, and 1,668,709, respectively, and the weighted-average per share exercise price of those options was $16.07, $12.08, and $9.50, respectively. Expiration dates for options outstanding at December 31, 2004 range from May 1, 2005 to October 28, 2014.

The following table presents certain information about the outstanding stock options and the currently exercisable stock options as of December 31, 2004:

Options Outstanding				Options Currently Exercisable
Range of	Number	Weighted Average	Weighted Average	Number	Weighted Average
Exercise Prices	of Shares	Exercise Price	Remaining Term	of Shares	Exercise Price

$6.46 – 9.90	383,687	$8.95	1.52 years	377,537	$8.95
10.17 – 11.63	371,784	11.08	4.68 years	343,884	11.11
11.92 – 13.38	577,020	12.28	4.08 years	498,810	12.22
15.57 – 18.81	512,125	18.71	6.87 years	217,470	18.59
19.82 – 29.53	311,141	24.20	7.45 years	204,436	23.70
30.57 – 35.05	211,821	31.73	7.31 years	101,031	32.48
43.20 – 49.48	460,700	45.01	8.96 years	83,054	44.63
50.56 – 58.02	219,000	55.34	9.74 years	5,000	50.56

$6.46 – 58.02	3,047,278	$23.41	6.01 years	1,831,222	$16.07

2004 Annual Report	55

Holders of Restricted Stock Unit Awards (“restricted stock”) are entitled to receive at no cost shares of the Company’s common stock generally over periods of one to three years after the awards are granted. Holders of the restricted stock are not entitled to vote or receive cash dividends (or cash payments equal to the cash dividends) on the underlying common shares until the awards are vested. Except in limited circumstances, these awards are canceled upon termination of employment without any payment of consideration by the Company. In 2004, 2003 and 2002, Restricted Stock Unit Awards representing the rights to acquire 17,126, 25,738 and 47,057 shares of common stock, respectively, were granted, with an average grant-date per share value of $46.52, $30.83 and $18.82, respectively. As of December 31, 2004, 25,512 Restricted Stock Unit Awards were outstanding. Compensation expense for restricted stock is based on the quoted per share market price of the stock at the grant date and is accrued over the vesting period. Total compensation expense recognized for the restricted stock in 2004, 2003 and 2002 was $721,000, $784,000 and $655,000, respectively.

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans (“401(k) Plans”). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary reductions at their direction, subject to certain Plan and statutory limitations. Employer contributions to the 401(k) Plans are made at the employer’s discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company’s expense for the employer contributions to the 401(k) Plans was approximately $1.7 million in 2004, $1.3 million in 2003, and $790,000 in 2002. The Wintrust Financial Corporation Employee Stock Purchase Plan (“SPP”) is designed to encourage greater stock ownership among employees, thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock. The Company has reserved 375,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be either newly issued shares of the Company or shares issued from treasury, if any. In accordance with the SPP, the purchase price of the shares of Common Stock may not be lower than the lesser of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the last date for the offering period. The Company’s Board of Directors authorized a purchase price calculation at 90% of fair market value for each of the offering periods. During 2004, 2003 and 2002, a total of 26,332 shares, 35,848 shares and 34,123 shares, respectively, were issued to participant accounts and approximately $323,000, $314,000 and $286,000, respectively, was recognized as compensation expense. The thirteenth offering period concludes on March 31, 2005. The Company plans to continue to periodically offer Common Stock through this SPP subsequent to March 31, 2005.

The Company does not currently offer other postretirement benefits such as health care or other pension plans.

The Wintrust Financial Corporation Directors Deferred Fee and Stock Plan (“DDFS Plan”) allows directors of the Company and its subsidiaries to choose to receive payment of directors fees in either cash or common stock of the Company and to defer the receipt of the fees. The DDFS Plan is designed to encourage stock ownership by directors. The Company has reserved 225,000 shares of its authorized Common Stock for the DDFS Plan. All shares offered under the DDFS Plan will be either newly issued shares of the Company or shares issued from treasury. The number of shares issued is determined on a quarterly basis based on the fees earned during the quarter and the fair market value per share of the Common Stock on the last trading day of the preceding quarter. The shares are issued annually and the directors are entitled to dividends and voting rights upon the issuance of the shares. For those directors that elect to defer the receipt of the Common Stock, the Company maintains records of stock units representing an obligation to issue shares of Common Stock. The number of stock units equals the number of shares that would have been issued had the director not elected to defer receipt of the shares. Additional stock units are credited at the time dividends are paid, however no voting rights are associated with the stock units. The shares of Common Stock represented by the stock units are issued in the year specified by the directors in their participation agreements.

56	Wintrust Financial Corporation

(19) Regulatory Matters

Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. During 2004 and 2003, cash dividends totaling $25.5 million and $5.5 million, respectively, were paid to Wintrust by the Banks. No cash dividends were paid to Wintrust by the Banks for the year ended, December 31, 2002. As of January 1, 2005, the Banks had approximately $78.4 million available to be paid as dividends to Wintrust; however, only $24.0 million was available as dividends from the Banks without reducing their capital below the well-capitalized level.

The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 2004 and 2003, reserve balances of approximately $19.5 million and $36.2 million, respectively, were required to be maintained at the Federal Reserve Bank.

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

The Federal Reserve’s capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum Tier 1 leverage ratio (Tier 1 Capital to total assets) of 3.0% for strong bank holding companies (those rated a composite “1” under the Federal Reserve’s rating system). For all other banking holding companies, the minimum Tier 1 leverage ratio is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. As reflected in the following table, the Company met all minimum capital requirements at December 31, 2004 and 2003:

	2004	2003

Total Capital to Risk Weighted Assets	12.2%	12.1%
Tier 1 Capital to Risk Weighted Assets	9.8	10.2
Tier 1 Leverage Ratio	8.4	8.9

In connection with the acquisition of the Wayne Hummer Companies in 2002, Wintrust became designated as a Financial Holding Company. Bank holding companies approved as financial holding companies may engage in an expanded range of activities, including the businesses conducted by the Wayne Hummer Companies. As a financial holding company, Wintrust’s Banks are required to maintain their capital positions at the “well-capitalized” level.

As of December 31, 2004, the Banks were categorized as well capitalized under the regulatory framework for prompt corrective action. The ratios required for the Banks to be “well capitalized” by regulatory definition are 10.0%, 6.0%, and 5.0% for Total Capital to Risk-Weighted Assets, Tier 1 Capital to Risk-Weighted Assets and Tier 1 Leverage Ratio, respectively. There are no conditions or events since the most recent notification that management believes would materially affect the Banks’ regulatory capital categories.

2004 Annual Report	57

The Banks’ actual capital amounts and ratios as of December 31, 2004 and 2003 are presented in the following table (dollars in thousands):

	December 31, 2004				December 31, 2003
			To Be Well				To Be Well
			Capitalized by				Capitalized by
	Actual		Regulatory Definition		Actual		Regulatory Definition
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk Weighted Assets):
Lake Forest Bank	$130,952	10.1%	$130,236	10.0%	$103,027	11.4%	$90,672	10.0%
Hinsdale Bank	69,148	10.8	63,888	10.0	63,125	10.8	58,609	10.0
North Shore Bank	78,082	10.9	71,483	10.0	74,785	10.9	68,438	10.0
Libertyville Bank	68,902	10.3	66,934	10.0	54,896	11.0	50,061	10.0
Barrington Bank	57,196	10.8	53,011	10.0	49,150	10.7	46,143	10.0
Crystal Lake Bank	38,325	10.5	36,396	10.0	39,975	11.6	34,499	10.0
Northbrook Bank	44,189	10.6	41,686	10.0	21,780	10.7	20,303	10.0
Advantage Bank	21,072	12.5	16,852	10.0	13,055	12.1	10,752	10.0
Village Bank	11,888	11.2	10,620	10.0	6,632	11.9	5,569	10.0
Beverly Bank	8,339	16.6	5,013	10.0	*	*	*	*
Town Bank	26,108	10.9	23,974	10.0	**	**	**	**
Wheaton Bank	6,674	11.9	5,610	10.0	**	**	**	**

Tier 1 Capital (to Risk Weighted Assets):
Lake Forest Bank	$124,245	9.5%	$78,142	6.0%	$97,270	10.7%	$54,403	6.0%
Hinsdale Bank	64,287	10.1	38,333	6.0	58,584	10.0	35,165	6.0
North Shore Bank	73,674	10.3	42,890	6.0	70,432	10.3	41,063	6.0
Libertyville Bank	64,789	9.7	40,161	6.0	51,597	10.3	30,036	6.0
Barrington Bank	53,492	10.1	31,806	6.0	45,874	9.9	27,686	6.0
Crystal Lake Bank	36,162	9.9	21,838	6.0	38,222	11.1	20,699	6.0
Northbrook Bank	41,103	9.9	25,012	6.0	20,525	10.1	12,182	6.0
Advantage Bank	19,791	11.7	10,111	6.0	11,929	11.1	6,451	6.0
Village Bank	11,178	10.5	6,372	6.0	6,009	10.8	3,342	6.0
Beverly Bank	8,057	16.1	3,008	6.0	*	*	*	*
Town Bank	23,531	9.8	14,384	6.0	**	**	**	**
Wheaton Bank	6,338	11.3	3,366	6.0	**	**	**	**

Tier 1 Leverage Ratio:
Lake Forest Bank	$124,245	9.4%	$66,046	5.0%	$97,270	8.7%	$55,897	5.0%
Hinsdale Bank	64,287	7.6	42,261	5.0	58,584	8.2	35,650	5.0
North Shore Bank	73,674	8.3	44,631	5.0	70,432	8.6	40,952	5.0
Libertyville Bank	64,789	9.4	34,309	5.0	51,597	9.0	28,813	5.0
Barrington Bank	53,492	7.7	34,474	5.0	45,874	8.5	27,085	5.0
Crystal Lake Bank	36,162	7.6	23,654	5.0	38,222	9.7	19,680	5.0
Northbrook Bank	41,103	10.9	18,916	5.0	20,525	8.4	12,279	5.0
Advantage Bank	19,791	8.8	11,247	5.0	11,929	9.7	6,142	5.0
Village Bank	11,178	6.6	8,413	5.0	6,009	7.8	3,841	5.0
Beverly Bank	8,057	11.4	3,542	5.0	*	*	*	*
Town Bank	23,531	9.2	12,754	5.0	**	**	**	**
Wheaton Bank	6,338	5.6	6,252	5.0	**	**	**	**

*	Beverly Bank began operations in April 2004.

**	Acquired by Wintrust in 2004.

Wintrust’s mortgage banking and broker/dealer subsidiaries are also required to maintain minimum net worth capital requirements with various governmental agencies. The mortgage banking subsidiaries’ net worth requirements are governed by the Department of Housing and Urban Development and the broker/dealer’s net worth requirements are governed by the United States Securities and Exchange Commission. As of December 31, 2004, these subsidiaries met their minimum net worth capital requirements.

58	Wintrust Financial Corporation

(20) Commitments and Contingencies

The Company has outstanding, at any time, a number of commitments to extend credit. These commitments include revolving home equity line and other credit agreements, term loan commitments and standby and commercial letters of credit. Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party.

These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. As of December 31, 2004 and 2003, commitments to extend commercial, commercial real estate and construction loans totaled $1.04 billion and $784.2 million, respectively, and unused home equity lines totaled $593.2 million and $473.7 million, respectively. Standby and commercial letters of credit totaled $64.3 million at December 31, 2004 and $44.1 million at December 31, 2003.

In addition, at December 31, 2004 and 2003, the Company had approximately $152.6 million and $15.7 million, respectively, in commitments to fund residential mortgage loans to be sold into the secondary market. These lending commitments are also considered derivative instruments under the guidelines of SFAS 133. The Company also enters into forward contracts for the future delivery of residential mortgage loans at specified interest rates to reduce the interest rate risk associated with commitments to fund loans as well as mortgage loans held-for-sale. These forward contracts are also considered derivative instruments under SFAS 133 and had a notional amount of approximately $256.7 million at December 31, 2004 and $39.7 million at December 31, 2003. See Note 21 for further discussion on derivative instruments.

In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2004 and 2003, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $250.9 million and $113.4 million, respectively. Losses charged against the recourse obligation were $177,000, $165,000 and $33,000 for 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, the recourse obligation related to these loans was $387,000 and $421,000, respectively.

The Company enters into residential mortgage loan sale agreements with investors in the normal course of business. These agreements usually require certain representations concerning credit information, loan documentation, collateral and insurability. On occasion, investors have requested the Company to indemnify them against losses on certain loans or to repurchase loans which the investors believe do not comply with applicable representations. Upon completion of its own investigation, the Company generally repurchases or provides indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale. Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided and regularly evaluates the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. The Company sold approximately $1.6 billion of mortgage loans in 2004. Losses charged against the liability for estimated losses were $393,000 for 2004. At December 31, 2004 the liability for estimated losses on repurchase and indemnification was $310,000 and was included in other liabilities on the balance sheet.

In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common stock at $59.50 per share. The offering was made under the Company’s current shelf registration statement filed with the Securities and Exchange Commission in October 2004. In connection with the public offering, the Company entered into a forward sale agreement with an affiliate of RBC Capital Markets Corporation (“RBC”) relating to 1.2 million shares of its common stock. See Note 23 for further discussion on the forward sale agreement of the Company’s common stock.

In the ordinary course of business, there are legal proceedings pending against the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.

2004 Annual Report	59

(21) Derivative Financial Instruments

The Company enters into derivative financial instruments as part of its strategy to manage its exposure to adverse changes in interest rates. Derivative instruments represent contracts between parties that result in one party delivering cash to the other party based on a notional amount and an underlying (such as a rate, security price or price index) as specified in the contract. The amount of cash delivered from one party to the other is determined based on the interaction of the notional amount of the contract with the underlying. Derivatives are also implicit in certain contracts and commitments.

Management uses derivative financial instruments to protect against the risk of interest rate movements on the value of certain assets and liabilities and on future cash flows. The instruments that have been used by the Company include interest rate caps with indices that relate to the pricing of specific liabilities, interest rate swaps and covered call and put options that relate to specific investment securities. In addition, interest rate lock commitments provided to customers for the origination of mortgage loans that will be sold into the secondary market as well as forward agreements the Company enters into to sell such loans to protect itself against adverse changes in interest rates are deemed to be derivative instruments.

In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company recognizes derivative financial instruments at fair value on the Consolidated Statement of Condition, regardless of the purpose or intent for holding the instrument. Derivatives are included in other assets or other liabilities, as appropriate. Changes in the fair value of derivative financial instruments are either recognized in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income in the same period and in the same income statement line as the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective hedges, are recorded as a component of comprehensive income, net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in non-interest income or non-interest expense, as appropriate, during the period of the change. Derivative financial instruments are valued using market values provided by the respective counterparties and are periodically validated by comparison with other third parties.

Derivative instruments have inherent risks, primarily market risk and credit risk. Market risk is associated with changes in interest rates and credit risk relates to the risk that the counterparty will fail to perform according to the terms of the agreement. The amounts potentially subject to market and credit risks are the streams of interest payments under the contracts and the market value of the derivative instrument which is determined based on the interaction of the notional amount of the contract with the underlying, and not the notional principal amounts used to express the volume of the transactions. Management monitors the market risk and credit risk associated with derivative financial instruments as part of its overall Asset/Liability management process.

Derivatives Designated as Hedges

The Company hedges cash flow variability related to variable-rate funding products, specifically notes payable, subordinated notes and certain deposit products, through the use of pay-fixed interest rate swaps and interest rate caps. The Company also uses receive-fixed interest rate swaps to hedge the fair value of certain fixed rate funding products, specifically trust-preferred securities.

No interest rate cap contracts were entered into in 2004 or 2003, and the Company had no interest rate cap contracts outstanding at December 31, 2004 or December 31, 2003.

Summary information related to the interest rate swaps used by the Company for interest-rate risk management and designated as accounting hedges under SFAS 133 at December 31, 2004 and 2003 follows (in thousands):

	2004		2003
	Notional	Derivative	Notional	Derivative
	Amount	Liability	Amount	Liability

CASH FLOW HEDGES
Notes payable:
Pay-fixed interest rate swap, matures February 2004	$—	—	25,000	245
Subordinated note:
Pay-fixed interest rate swap, matures October 2012	25,000	215	25,000	331

Total Cash Flow Hedges	25,000	215	50,000	576

FAIR VALUE HEDGES
9.0% Trust-preferred securities:
Callable, receive-fixed interest rate swap, matures September 2028	31,050	129	31,050	632

Total Fair Value Hedges	31,050	129	31,050	632

Total derivatives used for interest rate risk management and designated in SFAS 133
relationships	$56,050	344	81,050	1,208

60	Wintrust Financial Corporation

All of the interest rate swaps designated as hedges in SFAS 133 relationships were considered highly effective for the years ending December 31, 2004 and 2003, and none of the changes in fair value of these derivatives was attributed to hedge ineffectiveness.

Gains and losses on derivative instruments reclassified from accumulated other comprehensive income to current period earnings are included in the line item in which the hedged cash flows are recorded. At December 31, 2004 and 2003, accumulated other comprehensive income included a deferred after-tax net loss of $107,000 and $269,000, respectively, related to derivatives used to hedge funding cash flows. The net after-tax derivative loss included in accumulated other comprehensive income as of December 31, 2004, is projected to be reclassified into interest expense in conjunction with the recognition of interest payments on the subordinated notes through October 2012, with approximately $57,000 of the after-tax net loss expected to be reclassified into earnings within the next year.

Other Derivatives

The Company does not enter into derivatives for purely speculative purposes. However, certain derivatives have not been designated in a SFAS 133 hedge relationship. These derivatives include commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of residential mortgage loans. It is the Company’s practice to enter into forward commitments for the future delivery of fixed rate residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates on its commitments to fund the loans. At December 31, 2004, the Company had approximately $152.6 million of interest rate lock commitments and $256.7 million of forward commitments for the future delivery of residential mortgage loans. The fair value of the interest rate locks was reflected by a derivative liability of $207,000 and the fair value of the forward commitments was reflected by an derivative asset of $517,000. At December 31, 2003, the Company had approximately $15.7 million of interest rate lock commitments and $39.7 million of forward commitments for the future delivery of residential mortgage loans. The fair values of these derivatives at December 31, 2003 were nominal. The fair values were estimated based on changes in mortgage rates from the date of the commitments. Changes in the fair values of these mortgage-banking derivatives are included in mortgage banking revenue.

Periodically, the Company will sell options to a bank or dealer for the right to purchase certain securities held within the Banks’ investment portfolios (covered call options) or the right to sell certain securities to the Company at predetermined prices (put options). These option transactions are designed primarily to increase the total return associated with the investment securities portfolio. These options do not qualify as hedges pursuant to SFAS 133, and accordingly, changes in the fair value of these contracts are recognized as other non-interest income. There were no covered call or put options outstanding as of December 31, 2004 or 2003.

2004 Annual Report	61

(22) Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2004 and 2003 (in thousands):

	At December 31, 2004		At December 31, 2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial Assets:
Cash and cash equivalents	$180,987	180,987	174,777	174,777
Available-for-sale securities	1,343,477	1,343,477	906,881	906,881
Trading account securities	3,599	3,599	3,669	3,669
Brokerage customer receivables	31,847	31,847	33,912	33,912
Mortgage loans held-for-sale	104,709	104,709	24,041	24,041
Loans, net of unearned income	4,348,346	4,351,392	3,297,794	3,322,801
Accrued interest receivable	17,981	17,981	12,532	12,532

Total financial assets	$6,030,946	6,033,992	4,453,606	4,478,613

Financial Liabilities:
Non-maturity deposits	$2,305,758	2,305,758	1,761,191	1,761,191
Deposits with stated maturities	2,798,976	2,792,833	2,115,430	2,134,953
Notes payable	1,000	1,000	26,000	26,000
Federal Home Loan Bank advances	303,501	306,337	144,026	151,993
Subordinated notes	50,000	50,000	50,000	50,000
Other borrowings	201,924	201,924	78,069	78,069
Long-term debt - trust preferred securities	204,489	205,276	96,811	101,595
Accrued interest payable	8,822	8,822	5,647	5,647

Total financial liabilities	$5,874,470	5,871,950	4,277,174	4,309,448

Derivative contracts:
Mortgage banking derivatives	$310	310	—	—
Interest rate swap contracts	(344)	(344)	(1,208)	(1,208)

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

Accrued interest receivable and accrued interest payable: The carrying values of accrued interest receivable and

62	Wintrust Financial Corporation

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

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances is obtained from the Federal Home Loan Bank which uses a discounted cash flow analysis based on current market rates of similar maturity debt securities to discount cash flows.

Subordinated notes: The carrying value of the subordinated notes payable approximates fair value due to the relatively short period of time to repricing of variable interest rates.

Other borrowings: Carrying value of other borrowings approximates fair value due to the relatively short period of time to maturity or repricing.

Long-term debt - trust preferred securities: The fair value of long-term debt - trust preferred securities of Wintrust Capital Trust I and Wintrust Capital Trust II, which have fixed rates of interest, are determined based on the quoted market prices as of the last business day of the year. The fair values of the variable rate long-term debt - trust preferred securities approximate carrying values.

Interest rate swap agreements: The fair value is based on quoted market prices as of the last business day of the year.

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

Mortgage banking derivatives consist of commitments to fund mortgages for sale into the secondary market (interest rate locks) and forward commitments to end investors for the sale of such loans. Fair value is determined based on changes in mortgage rates from the date of the commitments.

The above fair value estimates were made at a point in time based on relevant market information and other assumptions about the financial instruments. As no active market exists for a significant portion of the Company’s financial instruments, fair value estimates were based on judgments regarding current economic conditions, future expected cash flows and loss experience, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and therefore cannot be calculated with precision. Changes in these assumptions could significantly affect these estimates. In addition, the fair value estimates only reflect existing on and off-balance sheet financial instruments and do not attempt to assess the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the value of depositor relationships, premises and equipment, intangible assets and the Company’s trust and asset management businesses have not been considered.

(23) Shareholders’ Equity

A summary of the Company’s common and preferred stock at December 31, 2004 and 2003 is as follows:

	2004	2003

Common Stock:
Shares authorized	30,000,000	30,000,000
Shares issued	21,728,548	20,066,265
Shares outstanding	21,728,548	20,066,265
Cash dividend per share	$0.20	$0.16

Preferred Stock:
Shares authorized	20,000,000	20,000,000
Shares issued	—	—
Shares outstanding	—	—

The Company reserves shares of its authorized common stock specifically for its Stock Incentive Plan, its Employee Stock Purchase Plan and its Directors Deferred Fee and Stock Plan. The reserved shares, and these plans, are detailed in Note 18 - Employee Benefit and Stock Plans.

The Company has designated 100,000 shares of its preferred stock as Junior Serial Preferred Stock A. These shares were designated in connection with the adoption of a Shareholder Rights Plan in 1998, and are reserved for issuance in the event the Rights become exercisable under the plan. The Rights could be triggered in certain circumstances related to a person or group acquiring more than 15% of the Company’s stock or commencing a tender or exchange offer to acquire 15% or more of the Company’s stock without prior approval of the Company's

2004 Annual Report	63

Board of Directors. The Rights are evidenced by the certificates representing shares of Common Stock, are non-detachable and do not trade separately. The Rights will expire in April 2008.

The Company has issued warrants to acquire common stock. The warrants entitle the holders to purchase one share of the Company’s common stock at purchase prices ranging from $9.90 to $30.50 per share. Warrants outstanding at December 31, 2004 and 2003 were 131,332 and 226,089, respectively. Expiration dates on the remaining outstanding warrants at December 31, 2004 range from September 2005 through February 2013.

In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common stock at $59.50 per share. The offering was made under the Company’s current shelf registration statement filed with the Securities and Exchange Commission in October 2004. In connection with the public offering, the Company entered into a forward sale agreement with an affiliate of RBC Capital Markets Corporation (“RBC”) relating to 1.2 million shares of our common stock. The 1.2 million shares of common stock were borrowed from third party market sources by RBC who then sold the shares to the public. Pursuant to the forward sale agreement, the Company must issue to RBC up to 1.2 million shares of its common stock (the Company must deliver a minimum of the lesser of 100,000 shares or the total remaining shares to be settled for each settlement date) on a settlement date or dates to be specified at the Company’s discretion through a termination date of December 17, 2005. On a settlement date, assuming physical settlement of the forward sale agreement, the Company will issue shares of its common stock to RBC at the then applicable forward sale price. The forward sale price was initially $55.93 per share, which is the public offering price of $59.50 per share less the underwriting discount. The forward sale agreement provides that the initial forward sale price per share will be subject to daily adjustment based on a floating interest factor equal to the federal funds rate, less a spread, and will be subject to decrease by $0.12 per share on each of February 1, 2005 and August 1, 2005, to the extent the contract is not settled in full prior thereto. The forward sale price will also be subject to decrease if the cost to RBC of borrowing the Company’s common stock exceeds a specified amount. Cash proceeds received by the Company upon partial or full physical settlement of the forward sale agreement will approximate the product of the applicable number of shares being delivered and the per share forward sale price in effect on such settlement date.

Under the forward sale agreement, RBC has the right to accelerate the forward sale agreement and, in the case of (1), (2) and (3) below, require the Company to physically settle, on a date specified by RBC if (1) in its judgment, it is unable to continue to borrow a number of shares of the Company’s common stock equal to the number of shares to be delivered by the Company under the forward sale agreement or the cost of borrowing the common stock has increased above a specified amount, (2) the Company declares any dividend or distribution on shares of its common stock payable in (i) excess of a specified amount, (ii) securities of another company, or (iii) any other type of securities (other than shares of the Company’s common stock), rights, warrants or other assets for payment at less than the prevailing market price in RBC’s judgment, (3) the closing price of the Company’s common stock is equal to or less than $30.00 per share on any trading day, (4) the Company’s board of directors votes to approve a merger or takeover of the Company or similar transaction that would require its shareholders to exchange their shares for cash, securities, or other property, or (5) certain other events of default or termination events occur.

In accordance with EITF Issue 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the forward sale agreement is considered an equity instrument as the Company has the option to settle the forward sale agreement by means of physical delivery of its common shares, net stock settlement or cash. The 1.2 million shares of common stock subject to the agreement are not considered outstanding until issued. Additionally, the forward sale agreement is considered a free-standing derivative and was recorded at fair value or $0 at issuance. The value of this derivative will not be adjusted assuming the Company continues to meet the requirements of EITF Issue 00-19 for classifying the forward sale agreement as an equity instrument. Also, in accordance with EITF Issue 03-06, the forward sale agreement is not considered a participating security for the purpose of determining earnings per share under SFAS 128, “Earnings per Share.” However, it is presumed that the forward sale agreement will be settled in common stock and the treasury stock method will be used to determine the dilutive impact on earnings per share of the shares issuable under the forward sale agreement.

The Company issued 180,438 shares of common stock in May 2004, 475,148 shares of common stock in September 2004 and 372,535 shares of common stock in October 2004 in connection with the acquisitions of WestAmerica and Guardian, Northview, and Town, respectively.

In September 2003, the Company issued 1,377,108 of common stock, including 179,622 shares issued pursuant to the underwriters’ exercise of their over-allotment option, in an underwritten public offering. Net proceeds to the Company from the sale, after deducting the underwriting discount and estimated offering expenses, were approximately $46.1 million.

64	Wintrust Financial Corporation

The Company issued 81,976 shares of common stock in February 2003, 670,875 shares of common stock in October 2003 and 257,202 shares of common stock in December 2003 in connection with the acquisitions of LFCM, Advantage and Village, respectively. Additionally, 60,000 warrants to acquire the Company’s common stock at $30.50 were issued in the LFCM acquisition.

At the January 2005 Board of Directors meeting, a semi-annual cash dividend of $0.12 per share ($0.24 on an annualized basis) was declared. It was paid on February 22, 2005 to shareholders of record as of February 8, 2005.

The following table summarizes the components of other comprehensive income, including the related income tax effects, for the years ending December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002

Unrealized net gains (losses) on available-for-sale securities	$651	(10,336)	3,168
Related tax (expense) benefit	145	3,602	(1,105)

Net after tax unrealized gains (losses) on available-for-sale securities	796	(6,734)	2,063

Less: reclassification adjustment for net gains (losses) realized in net income during the year	1,863	642	107
Related tax (expense) benefit	(714)	(225)	(38)

Net after tax reclassification adjustment	1,149	417	69

Unrealized net gains (losses) on available-for-sale securities, net of reclassification adjustment	(353)	(7,151)	1,994

Net unrealized gain (losses) on derivatives used as cash flow hedges	242	1,322	(871)
Related tax (expense) benefit	(79)	(463)	305

Net unrealized gains (losses) on derivatives used as cash flow hedges	163	859	(566)

Total other comprehensive income (loss)	$(190)	(6,292)	1,428

A roll-forward of the change in accumulated other comprehensive income for the years ending December 31, 2004, 2003 and 2002 is as follows (in thousands):

	2004	2003	2002

Accumulated other comprehensive loss at beginning of year	$(7,168)	(876)	(2,304)
Other comprehensive income (loss)	(190)	(6,292)	1,428

Accumulated other comprehensive loss at end of year	$(7,358)	(7,168)	(876)

Accumulated other comprehensive income at December 31, 2004, 2003 and 2002 is comprised of the following components (in thousands):

	2004	2003	2002

Accumulated unrealized gains (losses) on securities available-for-sale	$(7,251)	(6,899)	253
Accumulated unrealized losses on derivatives used as cash flow hedges	(107)	(269)	(1,129)

Total accumulated other comprehensive loss at end of year	$(7,358)	(7,168)	(876)

(24) Segment Information

The Company’s operations consist of four primary segments: banking, premium finance, Tricom and wealth management. Through its twelve bank subsidiaries located in suburban Chicago and Southern Wisconsin communities, the Company provides traditional community banking products and services to individuals and businesses such as accepting deposits, advancing loans, administering ATMs, maintaining safe deposit boxes, and providing other related services. The Premium Finance operations consist of financing the payment of commercial insurance premiums, on a national basis, through FIFC. Significant portions of the loans originated by FIFC are sold to the Banks and are retained in each of their loan portfolios. The Tricom segment encompasses the operations of the Company’s non-bank subsidiary that provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients throughout the United States. The Wealth Management segment includes WHTC, WHAMCO, WHI and Focused. WHTC offers trust services to existing customers of the Banks and targets affluent individuals and small to mid-size businesses whose needs command personalized attention by experienced trust and asset management professionals. WHI, a broker/dealer, provides a full-range of investment products and services tailored to meet the specific needs of individual investors, primarily in the Midwest. WHAMCO is a registered investment advisor and the investment advisory affiliate of WHI. Focused, a NASD broker/dealer, provides a full range of investment services to clients through a network of community-based financial institutions primarily in Illinois.

The four reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, each segment’s customer base has varying characteristics. The Banking segment has a different regulatory environment than the Premium Finance, Tri-

2004 Annual Report	65

com and Wealth Management segments. While the Company’s chief decision makers monitor each of the twelve bank subsidiaries’ operations and profitability separately, these subsidiaries have been aggregated into one reportable operating segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.

The segment financial information provided in the following tables has been derived from the internal profitability reporting system used by management and the chief decision makers to monitor and manage the financial performance of the Company. The accounting policies of the segments are generally the same as those described in the Summary of Significant Accounting Policies in Note 1 to the Consolidated Financial Statements. The Company evaluates segment performance based on after-tax profit or loss and other appropriate profitability measures common to each segment. Certain indirect expenses have been allocated based on actual volume measurements and other criteria, as appropriate. Intersegment revenue and transfers are generally accounted for at current market prices. The Parent and Intersegment Eliminations reflect parent company information and intersegment eliminations.

The following is a summary of certain operating information for reportable segments (in thousands):

					Parent &
		Premium		Wealth	Intersegment
	Banking	Finance	Tricom	Management	Eliminations	Consolidated

2004
Net interest income (expense)	$142,511	48,922	3,775	7,851	(45,235)	157,824
Provision for loan losses	6,211	1,095	5	—	(1,013)	6,298
Noninterest income	41,418	7,347	3,984	32,797	(94)	85,452
Noninterest expense	103,245	13,604	5,195	38,953	(4,906)	156,091
Income tax expense (benefit)	27,099	16,503	1,027	573	(15,649)	29,553

Net income (loss)	$47,374	25,067	1,532	1,122	(23,761)	51,334

Total assets at end of period	$6,425,880	774,114	44,614	75,184	(900,744)	6,419,048

2003
Net interest income (expense)	$108,283	44,531	3,647	6,852	(42,821)	120,492
Provision for loan losses	10,183	2,165	30	—	(1,379)	10,999
Noninterest income	33,406	5,411	4,165	29,761	(151)	72,592
Noninterest expense	73,307	11,915	5,101	36,112	(3,694)	122,741
Income tax expense (benefit)	20,616	14,237	1,086	181	(14,894)	21,226

Net income (loss)	$37,583	21,625	1,595	320	(23,005)	38,118

Total assets at end of period	$4,683,537	773,366	35,733	76,576	(821,814)	4,747,398

2002
Net interest income (expense)	$89,264	34,014	4,246	4,056	(33,452)	98,128
Provision for loan losses	8,761	3,158	40	—	(1,638)	10,321
Noninterest income	25,864	4,623	3,501	26,152	532	60,672
Noninterest expense	62,324	10,761	5,053	30,730	(2,884)	105,984
Income tax expense (benefit)	15,329	9,813	1,081	(192)	(11,411)	14,620

Net income (loss)	$28,714	14,905	1,573	(330)	(16,987)	27,875

Total assets at end of period	$3,645,466	517,359	34,977	75,354	(551,601)	3,721,555

The Premium Finance segment information shown in the above tables was derived from their internal profitability reports, which assumes that all loans originated and sold to the banking segment are retained within the segment that originated the loans. All related loan interest income, allocations for interest expense, provisions for loan losses and allocations for other expenses are included in the Premium Finance segment. The Banking segment information also includes all amounts related to these loans, as these loans are retained within the Banks’ loan portfolios. Accordingly, the Intersegment Eliminations include adjustments necessary for each category to agree with the related consolidated financial statements.

66	Wintrust Financial Corporation

(25) Condensed Parent Company Financial Statements

Condensed parent company only financial statements of Wintrust follow.

BALANCE SHEETS
(in thousands):

	December 31,
	2004	2003

Assets
Cash	$64,087	65,299
Other investments	8,979	4,443
Loan to subsidiary	900	234
Investment in subsidiaries	651,008	454,556
Goodwill	1,018	1,018
Other assets	18,198	13,761

Total assets	$744,190	539,311

Liabilities And Shareholders’ Equity
Other liabilities	$10,409	11,384
Notes payable	1,000	26,000
Subordinated notes	50,000	50,000
Other borrowings	4,380	3,700

Long-term debt - trust preferred securities	204,489	98,390
Shareholders’ equity	473,912	349,837

Total liabilities and shareholders’ equity	$744,190	539,311

Statements of Income
(in thousands):

	Years Ended December 31,
	2004	2003	2002

Income
Dividends from subsidiaries	$25,500	5,500	—
Other income	779	266	829

Total income	26,279	5,766	829

Expenses
Interest expense	10,685	8,882	7,836
Salaries and employee benefits	2,704	2,024	1,271
Other expenses	3,217	2,325	1,756

Total expenses	16,606	13,231	10,863

Income (loss) before income taxes and equity in undistributed net income of subsidiaries	9,673	(7,465)	(10,034)
Income tax benefit	(6,091)	(4,726)	(3,642)

Income (loss) before equity in undistributed net income of subsidiaries	15,764	(2,739)	(6,392)
Equity in undistributed net income of subsidiaries	35,570	40,857	34,267

Net Income	$51,334	38,118	27,875

Statements of Cash Flows
(in thousands):

	Years Ended December 31,
	2004	2003	2002

Operating Activities:
Net income	$51,334	38,118	27,875
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	211	166	185
Deferred income tax (benefit) expense	(76)	585	251
Tax benefit from exercises of stock options	8,671	3,579	2,809
Increase in other assets	(11,207)	(5,643)	(1,863)
Increase in other liabilities	8,132	3,687	4,422
Equity in undistributed net income of subsidiaries	(35,570)	(40,857)	(34,267)

Net cash provided by (used for) operating activities	21,495	(365)	(588)

Investing Activities:
Capital contributions to subsidiaries	(49,955)	(29,876)	(51,598)
Cash paid for business combinations, net	(37,245)	(1,954)	(8,437)
Other investing activity, net	149	(1,018)	(549)

Net cash used for investing activities	(87,051)	(32,848)	(60,584)

Financing Activities:
Decrease in notes payable	(28,870)	(19,325)	(2,550)
Proceeds from issuance of subordinated notes	—	25,000	25,000
Net proceeds from trust preferred securities offering	90,000	45,000	—
Common stock issuance, net	—	46,144	36,512
Common stock issued upon exercise of stock options	4,807	2,829	2,695
Common stock issued through employee stock purchase plan	1,330	1,229	974
Proceeds from conversion of common stock warrants	1,146	381	277
Dividends paid	(4,069)	(2,784)	(1,903)
Purchases of common stock	—	(17)	(10)

Net cash provided by financing activities	64,344	98,457	60,995

Net increase (decrease) in cash	(1,212)	65,244	(177)
Cash at beginning of year	65,299	55	232

Cash at end of year	$64,087	65,299	55

2004 Annual Report	67

(26) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share for 2004, 2003 and 2002 (in thousands, except per share data):

			2004	2003	2002

Net income	(A	)	$51,334	38,118	27,875

Average common shares outstanding	(B	)	20,646	18,032	16,334
Effect of dilutive common shares			1,326	1,187	1,111

Weighted average common shares and effect of dilutive common shares	(C	)	21,972	19,219	17,445

Net income per common share — Basic	(A/B	)	$2.49	2.11	1.71
Net income per common share — Diluted	(A/C	)	$2.34	1.98	1.60

The effect of dilutive common shares outstanding results from stock options, restricted stock unit awards, stock warrants, shares to be issued under the SPP and the DDFS Plan all being treated as if they had been either exercised or issued, and are computed by application of the treasury stock method.

(27) Quarterly Financial Summary (Unaudited)

The following is a summary of quarterly financial information for the years ended December 31, 2004 and 2003 (in thousands, except per share data):

	2004 Quarters				2003 Quarters
	First	Second	Third	Fourth	First	Second	Third	Fourth

Interest income	$58,754	60,553	65,377	77,063	47,239	49,265	52,473	55,014
Interest expense	22,246	23,833	26,286	31,558	20,635	20,937	20,581	21,345

Net interest income	36,508	36,720	39,091	45,505	26,604	28,328	31,892	33,669
Provision for loan losses	2,564	1,198	1,258	1,278	2,641	2,852	2,909	2,597

Net interest income after provision for loan losses	33,944	35,522	37,833	44,227	23,963	25,476	28,983	31,072
Non-interest income, excluding net securities gains	17,834	21,494	20,569	23,693	17,357	18,885	18,412	17,296
Net securities gains	852	1	878	132	386	220	31	5
Non-interest expense	34,257	37,386	38,465	45,983	28,911	30,509	31,839	31,482

Income before income taxes	18,373	19,631	20,815	22,069	12,795	14,072	15,587	16,891
Income tax expense	6,779	7,138	7,740	7,897	4,532	5,053	5,680	5,962

Net income	$11,594	12,493	13,075	14,172	8,263	9,019	9,907	10,929

Net income per common share:
Basic	$0.58	0.61	0.64	0.66	0.48	0.52	0.56	0.55
Diluted	$0.54	0.58	0.60	0.62	0.45	0.49	0.53	0.52
Cash dividends declared per common share	$0.10	—	0.10	—	0.08	—	0.08	—

(28) Pending Acquisitions And Subsequent Events

In January 2005, the Company completed the acquisition of Antioch Holding Company, and its wholly-owned subsidiary, State Bank of The Lakes. State Bank of The Lakes had total assets of approximately $438 million as of December 31, 2004. The aggregate purchase price was approximately $95.4 million of cash.

On November 17, 2004, Wintrust announced the signing of a definitive agreement to acquire First Northwest Bancorp, Inc. (“First Northwest”), and its wholly-owned subsidiary, First Northwest Bank, in a stock merger transaction. First Northwest Bank had total assets of approximately $261 million as of December 31, 2004. Pursuant to the terms of the merger, shares of First Northwest will be converted into the right to receive cash, shares of Wintrust’s common stock or a combination of both. The aggregate purchase price, including the value of vested stock options and Wintrust’s acquisition costs, will approximate $45.9 million. The transaction has received all necessary regulatory approvals and is expected to close by the second quarter of 2005.

68	Wintrust Financial Corporation

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of

Wintrust Financial Corporation

We have audited the accompanying Consolidated Statements of Condition of Wintrust Financial Corporation and Subsidiaries as of December 31, 2004 and 2003, and the related Consolidated Statements of Income, Cash Flows and Changes in Shareholders’ Equity for the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wintrust Financial Corporation and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wintrust Financial Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
March 4, 2005

2004 Annual Report	69

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion highlights the significant factors affecting the operations and financial condition of Win-trust for the three years ended December 31, 2004. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes thereto, and Selected Financial Highlights appearing elsewhere within this report. This discussion contains forward-looking statements concerning the Company’s business that are based on estimates and involve risks and uncertainties. Therefore, future results could differ significantly from management’s current expectations and the related forward-looking statements. See the last section of this discussion for further information regarding forward-looking statements.

OPERATING SUMMARY

Wintrust’s key measures of profitability and balance sheet growth are shown in the following table (dollars in thousands, except per share data):

	Years Ended		% or
	December 31,		basis point
	2004	2003	(bp)change

Net income	$51,334	$38,118	35%
Net income per common share - Diluted	$2.34	$1.98	18%
Net revenue (1)	$243,276	$193,084	26%
Net interest income	$157,824	$120,492	31%
Net interest margin (5)	3.17%	3.20%	(3	) bp
Core net interest margin (2)(5)	3.31%	3.32%	(1	) bp
Net overhead ratio (3)	1.30%	1.22%	8	bp
Efficiency ratio (4)(5)	64.45%	63.52%	93	bp
Return on average assets	0.94%	0.93%	1	bp
Return on average equity	13.12%	14.36%	(124	) bp

At end of period:
Total assets	$6,419,048	$4,747,398	35%
Total loans	$4,348,346	$3,297,794	32%
Total deposits	$5,104,734	$3,876,621	32%
Total equity	$473,912	$349,837	35%
Book value per common share	$21.81	$17.43	25%
Market price per common share	$56.96	$45.10	26%
Common shares outstanding	21,728,548	20,066,265	8%

(1)	Net revenue is net interest income plus non-interest income.

(2)	Core net interest margin excludes net interest expense associated with Wintrust’s Long-term Debt - Trust Preferred Securities.

(3)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(4)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenue (excluding securities gains or losses). A lower ratio indicates more efficient revenue generation.

(5)	See “Non-GAAP Financial Measures/Ratios” for additional information on this performance measure/ratio.

Wintrust’s net income increased 35% in 2004, after increasing 37% in 2003. On a per share basis, net income per diluted common share increased 18% in 2004 and 24% in 2003. The lower growth rates in the earnings per share in 2004 and 2003, as compared to net income, were partly due to the issuances of additional common shares throughout 2003 and 2004. The Company issued 1.4 million shares of common stock in September 2003, in a secondary stock offering, 1.0 million shares of common stock throughout 2003 in connection with business combinations and an additional 1.0 million shares throughout 2004 in connection with business combinations.

Please refer to the Consolidated Results of Operations section later in this discussion for further analysis of the Company’s operations for the past three years.

NON-GAAP FINANCIAL MEASURES/RATIOS

The accounting and reporting policies of the Company conform to generally accepted accounting principles (“GAAP”) in the United States and prevailing practices of the banking industry. However, certain non-GAAP performance measures and ratios are used by management to evaluate and measure the Company’s performance. These include taxable-equivalent net interest income (including its individual components), net interest margin (including its individual components), core net interest margin and the efficiency ratio. Management believes that these measures and ratios provide users of the Company’s financial information a more accurate view of the performance of the interest-earning assets and interest-bearing liabilities and of the Company’s operating efficiency. Other financial holding companies may define or calculate these measures and ratios differently.

Management reviews yields on certain asset categories and the net interest margin of the Company and its banking subsidiaries on a fully taxable-equivalent (“FTE”) basis. In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income on a FTE basis is also used in the calculation of the Company’s efficiency ratio. The efficiency ratio, which is calculated by dividing non-interest expense by total taxable-equivalent net revenue (less securities gains or losses), measures how much it costs to produce one dollar of revenue. Securities gains or losses are excluded from this calculation to better match revenue from daily operations to operational expenses.

Management also evaluates the net interest margin excluding the interest expense associated with the Company’s Long-term debt — trust preferred securities (“Core Net Inter-

70	Wintrust Financial Corporation

est Margin”). Because these instruments are utilized by the Company primarily as capital instruments, management finds it useful to view the net interest margin excluding this expense and deems it to be a more accurate view of the operational net interest margin of the Company.

The following table presents a reconciliation of the non-GAAP measures of taxable equivalent net interest income and net interest margin, core net interest margin and the efficiency ratio to the most directly comparable GAAP financial measures for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands):

	Years Ended
	December 31,
	2004	2003	2002

(A) Interest income (GAAP)	$261,746	$203,991	$182,233
Taxable-equivalent adjustment
- Loans	450	474	685
- Liquidity management assets	285	236	209
- Other earning assets	50	67	—

Interest income - FTE	$262,531	$204,768	$183,127
(B) Interest expense (GAAP)	103,922	83,499	84,105

Net interest income - FTE	$158,609	$121,269	$99,022

(C) Net interest income (GAAP) (A minus B)	$157,824	$120,492	$98,128

Net interest income - FTE	$158,609	$121,269	$99,022
Add: Interest expense on long-term debt - trust preferred securities (1)	7,213	4,530	4,931

Core net interest income - FTE (2)	$165,822	$125,799	$103,953

(D) Net interest margin (GAAP)	3.15%	3.18%	3.31%
Net interest margin - FTE	3.17%	3.20%	3.34%
Core net interest margin - FTE (2)	3.31%	3.32%	3.51%

(E) Efficiency ratio (GAAP)	64.66%	63.78%	66.79%
Efficiency ratio - FTE	64.45%	63.52%	66.41%

(1)	Interest expense from the long-term debt – trust preferred securities is net of the interest income on the Common Securities owned by the Trusts and included in interest income.

(2)	Core net interest income and core net interest margin are by definition a non-GAAP measure/ratio. The GAAP equivalents are the net interest income and net interest margin determined in accordance with GAAP (lines C and D in the table).

OVERVIEW AND STRATEGY

Wintrust is a financial holding company, providing traditional community banking services as well as a full array of wealth management services. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. As of December 31, 2004, the Company operated twelve community-oriented bank subsidiaries (the “Banks”) with 50 banking locations, compared to nine Banks with 36 banking locations at December 31, 2003. In 2004, the Company acquired two banks with six locations, started a de novo bank, and opened seven new branches. The historical financial performance of the Company has been affected by costs associated with growing market share in deposits and loans, establishing new banks and opening new branch facilities, and building an experienced management team. The Company’s financial performance over the past several years generally reflects improving profitability of its operating subsidiaries, as they mature, offset by the costs of opening new banks and branch facilities. The Company’s experience has been that it generally takes 13-24 months for new banking offices to first achieve operational profitability.

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

Wintrust also provides a full range of wealth management services through its trust, asset management and broker-dealer subsidiaries.

2004 Annual Report	71

De Novo Bank Formations, Branch Openings and Acquisitions

The Company developed its community banking franchise through the formation of eight de novo banks, the opening of branch offices of the Banks and acquisitions. As of December 31, 2004, the Company had twelve bank subsidiaries with 50 banking facilities. Construction of several other banking offices is currently underway. In addition, the Company completed the acquisition of State Bank of The Lakes, with five banking offices, in January 2005. Following is a summary of the expansion of the Company’s banking franchise through newly chartered banks, new branching locations and acquisitions over the last three years.

2004 Banking Expansion Activity

•	Opened the Company’s eighth de novo bank, Beverly Bank

Opened the following branch locations

•	Community Bank of Downers Grove, a branch of Hinsdale Bank

•	Buffalo Grove Bank, a branch of Northbrook Bank

•	Highland Park Bank — Ravinia, a branch of Lake Forest Bank

•	Gurnee Community Bank, a branch of Libertyville Bank

•	Lake Villa Community Bank, a branch of Libertyville Bank

•	Sauganash, a branch of North Shore Community Bank

•	Wayne Hummer Bank, a branch of North Shore Community Bank

Acquired the following banks

•	Northview Bank with two locations in Northfield, one in Wheaton and one in Mundelein

•	Town Bank, with locations in Delafield and Madison, Wisconsin

2003 Banking Expansion Activity

Opened the following branch location

•	Cary Bank, a branch of Crystal Lake Bank

Acquired the following banks

•	Advantage Bank, with locations in Elk Grove Village and Roselle

•	Village Bank, with locations in Arlington Heights and Prospect Heights

2002 Banking Expansion Activity

Opened the following branch locations

•	Highland Park Bank, a branch of Lake Forest Bank

•	Riverside Bank, a branch of Hinsdale Bank

Earning Asset, Wealth Management and other Business Niches

As previously mentioned, the Company continues to pursue specialized earning asset and business niches in order to maximize the Company’s revenue stream as well as diversify its loan portfolio. A summary of the Company’s more significant earning asset niches and non-bank operating subsidiaries follows.

In February 2002, the Company acquired the Wayne Hummer Companies, comprising Wayne Hummer Investments LLC (“WHI”), Wayne Hummer Management Company, subsequently renamed Wayne Hummer Asset Management Company (“WHAMC”), and Focused Investments LLC (“Focused”), each based in the Chicago area. In February 2003, the Company acquired Lake Forest Capital Management (“LFCM”), a registered investment advisor, which was merged into WHAMC.

WHI, a registered broker-dealer, provides a full-range of investment products and services tailored to meet the specific needs of individual investors throughout the country, primarily in the Midwest. Although headquartered in Chicago, WHI also operates an office in Appleton, Wisconsin that opened in 1936 and serves the greater Appleton area. As of December 31, 2004, WHI established branch locations in offices at Lake Forest Bank, Hinsdale Bank, Libertyville Bank, Barrington Bank, Crystal Lake Bank, Advantage Bank, and Town Bank. It is the Company’s intent to continue to open WHI branches at each of the Banks. WHI is a member of the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, and has approximately $5.1 billion in client assets at December 31, 2004.

WHAMC, a registered investment advisor, is the investment advisory affiliate of WHI and is advisor to the Wayne Hummer mutual funds. WHAMC also provides money management services and advisory services to individuals and institutional, municipal and tax-exempt organizations. WHAMC also provides portfolio management and financial supervision for a wide-range of pension and profit sharing plans. At December 31, 2004 individual accounts managed by WHAMC totaled approximately $854 million and the Wayne Hummer mutual funds had approximately $187 million in total assets.

Focused, a NASD member broker/dealer, is a wholly-owned subsidiary of WHI and provides a full range of investment services to clients through a network of relationships with community-based financial institutions primarily in Illinois.

72	Wintrust Financial Corporation

In September 1998, the Company formed a trust subsidiary to expand the trust and investment management services that were previously provided through the trust department of Lake Forest Bank. With a separately chartered trust subsidiary, the Company is better able to offer trust and investment management services to all communities served by the Banks. The trust subsidiary was originally named Wintrust Asset Management Company, and was renamed in May 2002 to Wayne Hummer Trust Company (“WHTC”) to align its name with the Company’s other wealth management companies. In addition to offering trust services to existing bank customers at each of the Banks, the Company believes WHTC can successfully compete for trust business by targeting small to mid-size businesses and affluent individuals whose needs command the personalized attention offered by WHTC’s experienced trust professionals. Services offered by WHTC typically include traditional trust products and services, as well as investment management services. Assets under administration by WHTC as of December 31, 2004 were approximately $633 million.

First Insurance Funding Corp. (“FIFC”) is the Company’s most significant specialized earning asset niche, originating approximately $2.6 billion in loan (premium finance receivables) volume during 2004. FIFC makes loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by FIFC working through independent medium and large insurance agents and brokers located throughout the United States. The insurance premiums financed are primarily for commercial customers’ purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud. The majority of these loans are purchased by the Banks in order to more fully utilize their lending capacity. These loans generally provide the Banks higher yields than alternative investments. However, as a result of continued growth in origination volume in 2004, FIFC sold approximately $496 million, or 19%, of the receivables generated during the year to an unrelated third party with servicing retained. The Company began selling the excess of FIFC’s originations over the capacity to retain such loans within the Banks’ loan portfolios during 1999. In addition to recognizing gains on the sale of these receivables, the proceeds provide the Company with additional liquidity. Consistent with the Company’s strategy to be asset-driven, it is probable that similar sales of these receivables will occur in the future; however, future sales of these receivables depends on the level of new volume growth in relation to the capacity to retain such loans within the Banks’ loan portfolios. See Consolidated Results of Operations for further information on these loan sales.

As part of its continuing strategy to enhance and diversify its earning asset base and revenue stream, in May 2004, the Company acquired SGB Corporation d/b/a West-America Mortgage Company (“WestAmerica”) and West-America’s affiliate Guardian Real Estate Services, Inc. (“Guardian”). WestAmerica engages primarily in the origination and purchase of residential mortgages for sale into the secondary market, and Guardian provides the document preparation and other loan closing services to WestAmerica and its network of mortgage brokers. WestAmerica sells its loans with servicing released and does not currently engage in servicing loans for others. WestAmerica maintains principal origination offices in eight states, including Illinois, and originates loans in other states through wholesale and correspondent offices. WestAmerica will provide the Banks with an enhanced loan origination and documentation system which should allow each firm to better utilize existing operational capacity and expand the mortgage products offered to the Banks’ customers. WestAmerica’s production of adjustable rate mortgage loans may be retained by the Banks in their loan portfolios, resulting in additional earning assets to the combined organization, thus adding further desired diversification to the Company’s earning asset base.

2004 Annual Report	73

In October 1999, the Company acquired Tricom, Inc. (“Tricom”) as part of its continuing strategy to pursue specialized earning asset niches. Tricom is a Milwaukee-based company that has been in business since 1989 and specializes in providing high-yielding, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services to clients in the temporary staffing industry. Tricom’s clients, located throughout the United States, provide staffing services to businesses in diversified industries. These receivables may involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on the marketability of the collateral. The principal sources of repayments on the receivables are payments received by the borrowers from their customers who are located throughout the United States. The Company mitigates this risk by employing lockboxes and other cash management techniques to protect its interests. By virtue of the Company’s funding resources, this acquisition has provided Tricom with additional capital necessary to expand its financing services in a national market. Tricom’s revenue principally consists of interest income from financing activities and fee-based revenues from administrative services. Tricom processed payrolls with associated client billings of approximately $354 million in 2004 and $305 million in 2003.

In addition to the earning asset niches provided by the Company’s non-bank subsidiaries, several earning asset niches operate within the Banks, including indirect auto lending which is conducted through Hinsdale Bank, equipment leasing which is conducted at Lake Forest Bank, and Barrington Bank’s Community Advantage program that provides lending, deposit and cash management services to condominium, homeowner and community associations. In addition, Hinsdale Bank operates a mortgage warehouse lending program that provides loan and deposit services to mortgage brokerage companies located predominantly in the Chicago metropolitan area, and Crystal Lake Bank has a specialty in small aircraft lending. The Company continues to pursue the development or acquisition of other specialty lending businesses that generate assets suitable for bank investment and/or secondary market sales.

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

74	Wintrust Financial Corporation

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

Impairment Testing of Goodwill

As required by Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets,” the Company performs annual impairment testing of goodwill. Valuations are estimated in good faith by management primarily through the use of publicly available valuations of comparable entities and internal cash flow models using financial projections in the reporting unit’s business plan.

2004 Annual Report	75

CONSOLIDATED RESULTS OF OPERATIONS

The following discussion of Wintrust’s results of operations requires an understanding that the Company’s twelve bank subsidiaries have all been started as new banks since December 1991. The Company’s premium finance company. FIFC, began limited operations in 1991 as a start-up company. The Company’s trust subsidiary, WHTC, began operations in September 1998. Previously, the Company’s Lake Forest Bank operated a trust department on a much smaller scale than WHTC. Tricom started operations as a new company in 1989 and was acquired by the Company in 1999. In February 2002, Wintrust acquired the Wayne Hummer Companies, expanding and diversifying its revenue streams with asset management and brokerage fees. In February 2003, the Company augmented its asset management business with the acquisition of Lake Forest Capital Management. In May 2004, the Company acquired West-America and Guardian to enhance and diversify its earning asset base and revenue stream. Wintrust started eight of its bank subsidiaries as de novo institutions and made its first bank acquisition in 2003. In the fourth quarter of 2003, the Company acquired Advantage Bank and Village Bank, and in September 2004 and October 2004, the Company acquired Northview Bank (which has been renamed Wheaton Bank) and Town Bank, respectively. Accordingly, Wintrust is still a young company that has a strategy of continuing to build its customer base and securing broad product penetration in each marketplace that it serves. The Company has expanded its banking franchise from three banks with five offices in 1994 to 12 banks with 50 offices at the end of 2004. FIFC has matured from its limited operations in 1991 to a company that generated, on a national basis, $2.6 billion in premium finance receivables in 2004. In addition, WHTC has been building a team of experienced trust professionals who are located within the banking offices of seven of the 12 subsidiary Banks. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures and existing banks become more profitable, the start-up costs associated with future bank and branch openings and other new financial services ventures will not have as significant an impact on earnings. Additionally, the Company’s more mature banks have several operating ratios that are either comparable to or better than peer group data, suggesting that as the Banks become more established, the overall earnings level will continue to increase.

Earnings Summary

Net income for the year ended December 31, 2004, totaled $51.3 million, or $2.34 per diluted common share, compared to $38.1 million, or $1.98 per diluted common share in 2003 and $27.9 million, or $1.60 per diluted common share, in 2002. During 2004, net income increased 35% while earnings per diluted common share increased 18% and during 2003, net income increased 37% while earnings per diluted common share increased 24%. The lower growth rates in the earnings per share in 2004 and 2003 , as compared to net income, were due incremental shares outstanding from the issuance of 1.0 million shares of common stock in 2004 in connection with the acquisitions of WestAmerica and Guardian, Northview and Town Bank, the issuance of approximately 1.4 million shares of common stock in 2003 from an additional stock offering and the issuance of 1.0 million shares of common stock in 2003 in connection with the acquisitions of LFCM, Advantage Bank and Village Bank. Return on average equity was 13.12% in 2004, 14.36% in 2003 and 14.76% in 2002.

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

Tax-equivalent net interest income in 2004 totaled $158.6 million, up from $121.3 million in 2003 and $99.0 million in 2002, representing increases of $37.3 million, or 31%, in 2004 and $22.2 million, or 23%, in 2003. These improved levels of net interest income were primarily attributable to increases in average earning assets. The table presented later in this section, titled “Changes in Interest Income and Expense,” presents the dollar amount of changes in interest income and expense, by major category, attributable to changes in the volume of the balance sheet category and changes in the rate earned or paid with respect to that cate-

76	Wintrust Financial Corporation

gory of assets or liabilities for 2004 and 2003. Average earning assets increased $1.2 billion, or 32%, in 2004 and $819.3 million, or 28%, in 2003. Loans are the most significant component of the earning asset base as they earn interest at a higher rate than the other earning assets. Average loans increased $901.5 million, or 30%, in 2004 and $605.2 million, or 26%, in 2003. Total average loans as a percentage of total average earning assets were 77.1%, 78.2% and 79.4% in 2004, 2003, and 2002, respectively. The average yield on loans was 5.66% in 2004, 5.91% in 2003 and 6.75% in 2002, reflecting decreases of 25 basis points in 2004 and 84 basis points in 2003. These decreases reflect the competitive loan pricing pressures and the sustained decreases in overall market rates experienced during 2003 and 2002. Similarly, the average rate paid on interest bearing deposits, the largest component of the Company’s interest bearing liabilities, was 2.08% in 2004, 2.19% in 2003 and 2.92% in 2002, representing decreases of 11 basis points in 2004 and 73 basis points in 2003.

Net interest margin, which reflects net interest income as a percent of average earning assets, was 3.17% in 2004, 3.20% in 2003 and 3.34% in 2002. The net interest margin compression in 2004 and 2003 was due to the Company’s asset sensitive balance sheet and the on-going effects of a low interest rate environment, which resulted in reduced asset yields and narrower spreads on deposits. Additionally, the slightly lower level of average loans to total average earning assets as excess funds are invested in lower yielding liquidity management assets contributed to the net interest margin compression.

The core net interest margin, which excludes the impact of the Company’s Trust Preferred Securities, was 3.31% in 2004, 3.32% in 2003 and 3.51% in 2002. Management evaluates the net interest margin excluding the interest expense associated with the Company’s long-term debt — trust preferred securities. Because these instruments are utilized by the Company primarily as capital instruments, management finds it useful to view the net interest margin excluding this expense and deems it to be a more accurate view of the operational net interest margin of the Company. See Non-GAAP Financial Measures/Ratios section of this report.

Net interest income and net interest margin were also affected by amortization of valuation adjustments to earning assets and interest-bearing liabilities of acquired businesses. Under the purchase method of accounting, assets and liabilities of acquired businesses are required to be recognized at their estimated fair value at the date of acquisition. These valuation adjustments represent the difference between the estimated fair value and the carrying value of assets and liabilities acquired. These adjustments are amortized into interest income and interest expense based upon the estimated remaining lives of the assets and liabilities acquired. See Note 7 of the Consolidated Financial Statements for further discussion of the Company’s business combinations.

2004 Annual Report	77

Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs

The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate, yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2004, 2003 and 2002. The yields and costs include loan origination fees and certain direct origination costs that are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected, to the extent it is not applied to principal. Such amounts are not material to net interest income or the net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. Net interest income and the related net interest margin have been adjusted to reflect tax-exempt income, such as interest on municipal securities and loans, on a tax-equivalent basis. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

	Years Ended December 31,
	2004			2003			2002
			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance(1)	Interest	Rate	Balance(1)	Interest	Rate	Balance(1)	Interest	Rate

Assets
Interest bearing deposits with banks	$5,447	$80	1.47%	$5,885	$127	2.16%	2,212	$45	2.03%
Securities	1,031,574	41,176	3.99	670,167	26,105	3.90	447,183	20,006	4.47
Federal funds sold and securities purchased under resale agreements	71,870	934	1.30	109,842	2,037	1.85	106,466	1,774	1.67

Total liquidity management assets (2)(8)	1,108,891	42,190	3.80	785,894	28,269	3.60	555,861	21,825	3.93

Other earning assets (2) (3)	38,901	1,593	4.10	38,418	1,547	4.03	54,327	2,303	4.24
Loans, net of unearned income (2) (4) (8)	3,861,683	218,748	5.66	2,960,188	174,952	5.91	2,355,020	158,999	6.75

Total earning assets (8)	5,009,475	262,531	5.24	3,784,500	204,768	5.41	2,965,208	183,127	6.18

Allowance for loan losses	(30,014)			(21,738)			(16,090)
Cash and due from banks	92,299			81,022			58,479
Other assets	379,767			272,834			204,870

Total assets	$5,451,527			$4,116,618			$3,212,467

Liabilities and Shareholders’ Equity
Deposits - interest bearing:
NOW accounts (9)	$841,806	$7,318	0.87%	$641,536	$4,534	0.71%	$405,198	$5,108	1.26%
Savings and money market accounts	725,963	6,281	0.87	597,570	5,202	0.87	505,478	7,710	1.53
Time deposits	2,433,036	69,536	2.86	1,865,818	58,227	3.12	1,486,715	57,243	3.85

Total interest bearing deposits	4,000,805	83,135	2.08	3,104,924	67,963	2.19	2,397,391	70,061	2.92

Federal Home Loan Bank advances	222,278	8,070	3.63	141,196	5,932	4.20	119,041	4,954	4.16
Notes payable and other borrowings	154,577	2,358	1.53	92,175	2,562	2.78	127,244	3,854	3.03
Subordinated notes	50,000	2,891	5.78	41,849	2,486	5.94	4,384	305	6.86
Long-term debt - trust preferred securities	130,830	7,468	5.71	70,248	4,556	6.48	51,050	4,931	9.66

Total interest bearing liabilities	4,558,490	103,922	2.28	3,450,392	83,499	2.42	2,699,110	84,105	3.12

Non-interest bearing deposits	400,333			321,735			262,888
Other liabilities	101,369			78,996			61,620
Equity	391,335			265,495			188,849

Total liabilities and shareholders’ equity	$5,451,527			$4,116,618			$3,212,467

Interest rate spread (5) (8)			2.96%			2.99%			3.06%
Net free funds/contribution (6)	$450,985		0.21%	$334,108		0.21%	$266,098		0.28%
Net interest income/Net interest margin (8)		$158,609	3.17%		$121,269	3.20%		$99,022	3.34%
Core net interest margin (7) (8)			3.31%			3.32%			3.51%

(1)	Average balances were generally computed using daily balances.

(2)	Interest income on tax-advantaged loans, trading account securities and securities reflects a tax-equivalent adjustment based on a marginal federal corporate tax rate of 35%. The total adjustments reflected in the above table are $785,000, $777,000 and $894,000 in 2004, 2003 and 2002, respectively.

(3)	Other earning assets include brokerage customer receivables and trading account securities.

(4)	Loans, net of unearned income, include mortgages held-for-sale and non-accrual loans.

(5)	Interest rate spread is the difference between the yield earned on earning assets and the rate paid on interest-bearing liabilities.

(6)	Net free funds are the difference between total average earning assets and total average interest-bearing liabilities. The estimated contribution to net interest margin from net free funds is calculated using the rate paid for total interest-bearing liabilities.

(7)	The core net interest margin excludes the effect of Wintrust’s Long-term Debt – Trust Preferred Securities.

(8)	See “Non-GAAP Financial Measures/Ratios” for additional information on this performance measure/ratio.

(9)	Includes wealth management deposits.

78	Wintrust Financial Corporation

The Company uses interest rate swaps and interest rate caps to manage exposure to changes in interest rates. The cash flows generated by derivative instruments deemed to be effective hedges are included in interest income or expense of the hedged item and consequently affect the yields on those assets and liabilities. In addition, for fair value hedges, the carrying amounts of the hedged items are adjusted as a result of changes in the fair value of the derivatives, which also affects the yields on those items. During 2004 and 2003, the Company had interest rate swaps that affected the yields on various funding sources. See Notes 1 and 21 of the Consolidated Financial Statements for further discussion of the Company’s derivative instruments and the accounting policies for derivatives.

Changes in Interest Income and Expense

The following table shows the dollar amount of changes in interest income (on a tax-equivalent basis) and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate for the periods indicated (in thousands):

	Years Ended December 31,
	2004 Compared to 2003			2003 Compared to 2002
	Change	Change		Change	Change
	Due to	Due to	Total	Due to	Due to	Total
	Rate	Volume	Change	Rate	Volume	Change

Interest income:
Interest bearing deposits with banks	$(39)	(8)	(47)	3	79	82
Securities	616	14,455	15,071	(2,818)	8,917	6,099
Federal funds sold and securities purchased under resale agreement	(507)	(596)	(1,103)	204	59	263

Total liquidity management assets	70	13,851	13,921	(2,611)	9,055	6,444

Other earning assets	27	19	46	(109)	(647)	(756)
Loans	(7,675)	51,471	43,796	(21,450)	37,403	15,953

Total interest income	(7,578)	65,341	57,763	(24,170)	45,811	21,641

Interest expense:
Deposits - interest bearing:
NOW accounts	1,160	1,624	2,784	(2,795)	2,221	(574)
Savings and money market accounts	—	1,079	1,079	(3,744)	1,236	(2,508)
Time deposits	(5,168)	16,477	11,309	(12,029)	13,013	984

Total interest expense - deposits	(4,008)	19,180	15,172	(18,568)	16,470	(2,098)

Federal Home Loan Bank advances	(893)	3,031	2,138	48	930	978
Notes payable and other borrowings	(1,463)	1,259	(204)	(298)	(994)	(1,292)
Subordinated notes	(69)	474	405	(51)	2,232	2,181
Long-term debt - trust preferred securities	(597)	3,509	2,912	(1,903)	1,528	(375)

Total interest expense	(7,030)	27,453	20,423	(20,772)	20,166	(606)

Net interest income	$(548)	37,888	37,340	(3,398)	25,645	22,247

The changes in net interest income are created by changes in both interest rates and volumes. The change in the Company’s net interest income for the periods under review was predominantly impacted by the growth in the volume of the overall interest-earning assets (specifically loans) and interest-bearing deposit liabilities. In the table above, volume variances are computed using the change in volume multiplied by the previous year’s rate. Rate variances are computed using the change in rate multiplied by the previous year’s volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of the absolute dollar amounts of the change in each. The change in interest due to the differing number of days in the year for 2004 compared to 2003 has been allocated entirely to the change due to volume.

2004 Annual Report	79

Provision for Loan Losses

The provision for loan losses totaled $6.3 million in 2004, $11.0 million in 2003 and $10.3 million in 2002. Net charge-offs totaled $2.7 million in 2004, $5.5 million in 2003 and $5.6 million in 2002. The allowance for loan losses as a percentage of loans at December 31, 2004, 2003 and 2002, was 0.79%, 0.77% and 0.72%, respectively. Non-performing loans were $18.6 million and $23.7 million at December 31, 2004 and 2003, respectively. While management believes the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors. Please refer to the “Credit Risk and Asset Quality” section of this report for further discussion of the Company’s loan loss experience and non-performing assets.

Non-interest Income

Non-interest income totaled $85.5 million in 2004, $72.6 million in 2003 and $60.7 million in 2002, reflecting increases of 18% in 2004 compared to 2003, and 20% in 2003 compared to 2002. Non-interest income as a percentage of net revenue declined to 35% in 2004 compared to 38% in 2003 and 2002. The bank acquisitions in 2003 and 2004 contributed to this decline as their predominant source of revenue is net interest income. The following table presents non-interest income by category for 2004, 2003 and 2002 (in thousands).

	Years ended December 31,			2004 compared to 2003		2003 compared to 2002
	2004	2003	2002	$ Change	% Change	$ Change	% Change

Brokerage	$22,892	21,317	18,873	$1,575	7.4%	$2,444	12.9%
Trust and asset management	8,764	7,554	6,356	1,210	16.0	1,198	18.8

Total wealth management fees	31,656	28,871	25,229	2,785	9.6	3,642	14.4
Mortgage banking revenue	18,250	16,718	13,271	1,532	9.2	3,447	26.0
Service charges on deposit accounts	4,100	3,525	3,121	575	16.3	404	12.9
Gain on sales of premium finance receivables	7,347	4,911	3,374	2,436	49.6	1,537	45.6
Administrative services revenue	3,984	4,151	3,501	(167)	(4.0)	650	18.6
Fees from covered call and put options	11,121	7,873	5,959	3,248	41.3	1,914	32.1
Net available-for-sale securities gains	1,863	642	107	1,221	190.2	535	500.0
Other:
Bank Owned Life Insurance	1,997	1,952	803	45	2.3	1,149	143.1
Partial recovery of premium finance defalcation	—	500	1,250	(500)	(100.0)	(750)	(60.0)
Miscellaneous	5,134	3,449	4,057	1,685	48.9	(608)	(15.0)

Total other	7,131	5,901	6,110	1,230	20.8	(209)	(3.4)

Total non-interest income	$85,452	72,592	60,672	$12,860	17.7%	$11,920	19.6%

Wealth management fees are comprised of the trust and asset management revenue of WHTC, the asset management fees generated by WHAMC and the brokerage income generated by WHI and Focused. Trust and asset management fees represent WHTC’s trust fees which include fees earned on assets under management, custody fees and other trust related fees and WHAMC’s fees for advisory services to individuals and institutions, municipal and tax-exempt organizations, including the management of the Wayne Hummer proprietary mutual funds. The brokerage income generated by WHI and Focused includes brokerage commissions, trading commissions and insurance product commissions.

Brokerage revenue totaled $22.9 million in 2004, an increase of $1.6 million, or 7%, compared to 2003. In 2003, brokerage revenue totaled $21.3 million and increased $2.4 million, or 13%, compared to 2002. Brokerage revenue in 2004 benefited as the Company continued to increase the number of brokers in its banking locations. The increase in 2003 is attributable to higher trading volumes resulting from rebounding equity markets in 2003.

80	Wintrust Financial Corporation

Trust and asset management fees totaled $8.8 million in 2004, an increase of $1.2 million, or 16%, compared to 2003. In 2003, trust and asset management fees totaled $7.6 million and increased $1.2 million, or 19%, compared to 2002. These fees are based primarily on the market value of the assets under management or administration. Trust assets and assets under management totaled $1.7 billion at December 31, 2004, $1.6 billion at December 31, 2003 and $1.2 billion at December 31, 2002. LFCM, which was acquired by the Company in February 2003 and merged into WHAMC, contributed $1.4 million in asset management fees in 2003. Offsetting the revenue from the LFCM accounts in 2003 was a decrease of approximately $887,000 in fees generated from the Wayne Hummer Money Market Mutual Fund. In 2003 the Company continued its efforts to migrate funds from the Wayne Hummer Money Market Fund managed by WHAMC to insured deposits at the Banks and ultimately liquidated this proprietary fund in December 2003. Fees generated by WHAMC from the management of this fund totaled $495,000 in 2003 and $1.4 million in 2002.

Mortgage banking revenue includes revenue from activities related to originating and selling residential real estate loans into the secondary market. With the addition of WestAmerica and Guardian in May 2004, this revenue line now includes gains on the sales of mortgage loans to the secondary market, origination fees, rate lock commitment fees, document preparation fees, the impact of capitalizing servicing rights on loans sold and serviced by certain Wintrust Banks and the impact of amortizing and valuing the capitalized servicing right asset. These fees totaled $18.3 million in 2004, $16.7 million in 2003, and $13.3 million in 2002, reflecting increases of $1.5 million, or 9%, in 2004, and $3.4 million, or 26%, in 2003. West-America and Guardian contributed $10.6 million to mortgage banking revenue since they were acquired by the Company in May 2004 while mortgage banking revenue generated by the Banks declined approximately $9.0 million in 2004. Although mortgage banking revenue is a continuous source of revenue, these fees are significantly impacted by mortgage interest rates. Mortgage banking revenue in 2003 and 2002 reflected a strong mortgage origination and refinance market driven by the historically low interest rate environment. The rates on mortgage loans originated and sold into the secondary market rose in the fourth quarter of 2003 causing the long-running refinance boom to slow dramatically.

Service charges on deposit accounts totaled $4.1 million in 2004, $3.5 million in 2003 and $3.1 million in 2002. These increases of 16% in 2004 and 13% in 2003, were due mainly to increases in average total deposits of 28% in 2004 and 29% in 2003. The majority of deposit service charges relates to customary fees on overdrawn accounts and returned items. The level of service charges received is substantially below peer group levels as management believes in the philosophy of providing high quality service without encumbering that service with numerous activity charges.

As a result of continued strong loan originations of premium finance receivables, FIFC sold premium finance receivables to an unrelated third party in each of the last three years and recognized gains totaling $7.3 million in 2004, $4.9 million in 2003 and $3.4 million in 2002, related to this activity. Loans sold totaled $496 million in 2004, $274 million in 2003 and $311 million in 2002, representing 19%, 12% and 20%, of FIFC’s total originations in 2004, 2003 and 2002, respectively.

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

The Company capitalized $4.1 million and amortized $3.0 million in servicing assets related to the sale of these loans in 2004, and capitalized $2.3 million and amortized $2.6 million in servicing assets related to sale of these loans in 2003. As of December 31, 2004, the Company’s retained interest in the loans sold included a servicing asset of $2.0 million, an interest only strip of $3.3 million and a liability for its recourse obligation of $387,000.

2004 Annual Report	81

Gains are significantly dependent on the spread between the net yield on the loans sold and the rate passed on to the purchaser. The net yield on the loans sold and the rates passed on to the purchaser typically do not react in a parallel fashion, therefore causing the spreads to vary from period to period. This spread ranged from 4.02% to 4.84% in 2004, compared to 4.44% to 4.82% in 2003 and 3.97% to 5.61% in 2002. The higher amount of gain recognized in 2004 compared to 2003, was primarily due to a higher volume of loans sold during 2004.

The Company typically makes a clean up call by repurchasing the remaining loans in the pools sold after approximately ten months from the sale date. Upon repurchase, the loans are recorded in the Company’s premium finance receivables portfolio and any remaining balance of the Company’s retained interest is recorded as an adjustment to the gain on sale of premium finance receivables. During 2004 and 2003, clean-up calls resulted in increased gains (primarily from reversing the remaining balance of recourse obligations on repurchased loans) of $272,000 and $587,000, respectively, while clean-up calls during 2002 resulted in charges of approximately $908,000. The Company continuously monitors the performance of the loan pools to the projections and adjusts the assumptions in its cash flow model when warranted. Credit losses on loans sold were estimated at 0.25% of the estimated average balances in 2004, a range of 0.40% to 0.50% in 2003 and 0.75% in 2002. The decrease in estimated credit losses during 2004 and 2003 was a result of a lower level of charge-offs in 2004 compared to 2003 and in 2003 compared to 2002 in FIFC’s overall premium finance receivables portfolio. The gains are also influenced by the number of months these loans are estimated to be outstanding. The estimated average terms of the loans were eight months in 2004, 2003 and 2002. The applicable discount rate used in determining gains related to this activity was the same in 2004, 2003 and 2002.

At December 31, 2004 and 2003, premium finance loans sold and serviced for others for which the Company retains a recourse obligation related to credit losses totaled approximately $250.9 million and $113.4 million, respectively. The remaining estimated recourse obligation carried in other liabilities was approximately $387,000 and $421,000, at December 31, 2004 and 2003, respectively. Credit losses incurred on loans sold are applied against the recourse obligation liability that is established at the date of sale. Credit losses, net of recoveries, for premium finance receivables sold and serviced for others totaled $177,000 in 2004, $165,000 in 2003 and $34,000 in 2002. At December 31, 2004, non-performing loans related to this sold portfolio were approximately $2.5 million, or 0.98% of the sold loans, compared to $1.3 million, or 1.12%, of the sold loans at December 31, 2003. The premium finance portfolio owned by the Company had ratio of non-performing loans to total loans of 1.46% at December 31, 2004 and 1.26% at December 31, 2003. The Company anticipates that premium finance receivables sold will have lower credit losses than the loans retained in its portfolio since the purchaser of the loans stipulates certain characteristics of the loans to be included in the loan pools sold, including shorter maturities. Ultimate losses on premium finance loans are substantially less than non-performing loans for the reasons noted in the “Non-performing Premium Finance Receivables” portion of the “Credit Risk and Asset Quality” section of this report.

Consistent with Wintrust’s strategy to be asset-driven, it is probable that sales of premium finance receivables will occur in the future, depending on the level of new volume growth in relation to the capacity to retain such loans within the Banks’ loan portfolios.

Administrative services revenue generated by Tricom was $4.0 million in 2004, $4.2 million in 2003 and $3.5 million in 2002. This revenue comprises income from administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. During 2004, Tricom’s revenue was negatively affected by competitive rate pressure in the industry and mitigated somewhat by the effects of increased sales efforts. The revenue increase in 2003 is primarily attributable to the acquisition of a competitor’s customer base in early 2003 offset somewhat by lower rates due to competitive pressures in the industry.

Premium income from covered call option and put option transactions totaled $11.1 million in 2004, $7.9 million in 2003 and $6.0 million in 2002. The increases in the fees from covered call and put options in 2004 and 2003 are due to the mix in the types of underlying securities and the volatility in the marketplace that resulted in higher premiums for the options. During 2004 and 2003, call and put option contracts were written against $2.0 billion of underlying securities, compared to $1.8 billion in 2002. The same security may be included in this total more than once to the extent that multiple call option contracts were written against it if the initial call option contracts were not exercised. The Company routinely writes call options with terms of less than three months against certain U.S. Treasury and agency securities held in its portfolio for liquidity and other purposes. Management enters into these transactions with the goal of enhancing its

82	Wintrust Financial Corporation

overall return on its investment portfolio by using the fees generated from these options to compensate for net interest margin compression. These option transactions are designed to increase the total return associated with holding certain investment securities and do not qualify as hedges pursuant to SFAS 133. There were no outstanding call options at December 31, 2004 or December 31, 2003.

Bank Owned Life Insurance (“BOLI”) generated non-interest income of $2.0 million in 2004, $2.0 million in 2003 and $803,000 in 2002. The Company initially purchased $41.1 million of BOLI in 2002 to consolidate existing term life insurance contracts of executive officers and to mitigate the mortality risk associated with death benefits provided for in executive employment contracts and has since purchased BOLI in connection with certain deferred compensation arrangements. BOLI totaled $58.4 million at December 31, 2004 and $44.3 million at December 31, 2003, and is included in other assets.

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

Non-interest Expense

Non-interest expense totaled $156.1 million in 2004, and increased $33.4 million, or 27%, compared to 2003. In 2003, non-interest expense totaled $122.7 million, and increased $16.8 million, or 16%, compared to 2002. All categories of non-interest expense were impacted by the 2004 acquisitions of WestAmerica, Guardian, Northview Bank and Town Bank and the fourth quarter 2003 acquisitions of Advantage Bank and Village Bank. In addition most of the non-interest expense categories increased as the Company opened eight new banking locations throughout 2004 and increased its average loans 30% and its average deposits 28%. Similarly, in 2003, average loans increased 26% and average deposits increased 29%. These increases in loans and deposits require higher levels of staffing and other operating costs.

The following table presents non-interest expense by category for 2004, 2003 and 2002 (in thousands).

	Years ended December 31,			2004 compared to 2003		2003 compared to 2002
	2004	2003	2002	$ Change	% Change	$ Change	% Change

Salaries and employee benefits	$94,049	74,775	63,442	$19,274	25.8%	$11,333	17.9%
Equipment	9,074	7,957	7,191	1,117	14.0	766	10.7
Occupancy, net	10,083	7,436	6,691	2,647	35.6	745	11.1
Data processing	5,560	4,304	4,161	1,256	29.2	143	3.4
Advertising and marketing	3,403	2,215	2,302	1,188	53.6	(87)	(3.8)
Professional fees	5,376	3,342	2,801	2,034	60.9	541	19.3
Amortization of other intangible assets	1,110	640	324	470	73.4	316	97.5
Other:
Commissions - 3rd party brokers	4,125	3,008	2,259	1,117	37.1	749	33.2
Postage	3,064	2,369	2,106	695	29.3	263	12.5
Stationery and supplies	2,569	1,762	2,110	807	45.8	(348)	(16.5)
Miscellaneous	17,678	14,933	12,597	2,745	18.4	2,336	18.5

Total other	27,436	22,072	19,072	5,364	24.3	3,000	15.7

Total non-interest expense	$156,091	122,741	105,984	$33,350	27.2%	$16,757	15.8%

Wintrust’s net overhead ratio, which is non-interest expense less non-interest income as a percent of total average assets, was 1.30% in 2004, 1.22% in 2003 and 1.41% in 2002. This ratio is a key indicator of operating efficiency and the Company continues to compare favorably with regard to this ratio to its peer group based on the most recent peer group data.

2004 Annual Report	83

Salaries and employee benefits is the largest component of non-interest expense, accounting for 60% of the total in 2004, 61% of the total in 2003 and 60% in 2002. For the year ended December 31, 2004, salaries and employee benefits totaled $94.0 million and increased $19.3 million, or 26% compared to 2003. The increase for 2004 is primarily due to the acquisitions and the opening of eight new bank facilities. For the year ended December 31, 2003, salaries and employee benefits totaled $74.8 million, and increased $11.3 million, or 18%, compared to 2002. This increase is primarily due to the acquisitions of Advantage Bank and Village Bank, the opening of one new banking office and the relocation of two offices into permanent facilities.

Equipment expense, which includes furniture, equipment and computer software depreciation and repairs and maintenance costs, totaled $9.1 million in 2004, $8.0 million in 2003 and $7.2 million in 2002, reflecting increases of 14% in 2004 and 11% in 2003. These increases were caused by higher levels of expense related to the furniture, equipment and computer software required at new facilities as well as at existing facilities due to increased staffing.

Occupancy expense for the years 2004, 2003 and 2002 was $10.1 million, $7.4 million and $6.7 million, respectively, reflecting increases of 36% in 2004 and 11% in 2003. Occupancy expense includes depreciation on premises, real estate taxes, utilities and maintenance of premises, as well as net rent expense for leased premises. Increases in 2004 and 2003 reflect the increases in the number of facilities operated as well as market increases in operating such facilities.

Data processing expenses totaled $5.6 million in 2004, $4.3 million in 2003 and $4.2 million in 2002, representing increases of 29% in 2004 and 3% in 2003. The 2004 increase is primarily related to data system conversions at Village Bank and Northview Bank and to a lesser extent to higher transactional charges related to higher levels of loans and deposits. The slight increase in 2003 was due primarily to the additional transactional charges related to the 29% increase deposits and 25% increase in loans during the year.

Advertising and marketing expenses totaled $3.4 million for 2004, $2.2 million for 2003 and $2.3 million for 2002. Marketing costs are necessary to attract loans and deposits at the newly chartered banks, to announce new branch openings as well as the expansion of the wealth management business, and to continue to promote community-based products at the more established locations. The level of marketing expenditures depends on the type of marketing programs utilized which are determined based on the market area, targeted audience, competition and various other factors. Management continues to utilize targeted marketing programs in the more mature market areas.

Professional fees include legal, audit and tax fees, external loan review costs and normal regulatory exam assessments. These fees totaled $5.4 million in 2004, $3.3 million in 2003 and $2.8 million in 2002. The 2004 professional fees increased 61% primarily during the second half of 2004 to meet the requirements of Sarbanes-Oxley 404. The increases for 2004 and 2003 are also attributable to the general growth in the Company’s total assets and fee-based businesses.

Amortization of other intangibles assets relates to the amortization of core deposit premiums and customer list intangibles established in connection with the application of SFAS 142 to business combinations. See Note 8 of the Consolidated Financial Statements for further information on these intangible assets.

Commissions paid to 3rd party brokers represent the commissions paid by Focused to a network of unaffiliated banks for brokerage revenue generated though those banks. The increases in 2004 and 2003 reflects the higher level of revenue generated through that network of unaffiliated banks.

Postage expense for 2004, 2003 and 2002 totaled $3.1 million, $2.4 million and $2.1 million, reflecting increases of 29% in 2004 and 13% in 2003. These increases reflect the increased volume of loans and deposits.

Stationery and supplies totaled $2.6 million in 2004, $1.8 million in 2003 and $2.1 million in 2002, reflecting an increase of $807,000 or 46% and a decrease of $348,000, or 17% in 2003. The higher level in 2004 was attributable the acquisitions and the opening of eight new bank facilities.

Miscellaneous non-interest expense includes correspondent bank service charges, insurance, telephone, directors’ fees, loan expenses and other sundry expenses. This category increased $2.7 million, or 18%, in 2004 and $2.3 million, or 19%, in 2003. These increases are in line with increases in the other non-interest expense categories and reflect the growth in the Company’s balance sheet.

84	Wintrust Financial Corporation

Income Taxes

The Company recorded income tax expense of $29.6 million in 2004, $21.2 million in 2003 and $14.6 million in 2002. The effective tax rates were 36.5%, 35.8% and 34.4% in 2004, 2003 and 2002, respectively. Please refer to Note 17 to the Consolidated Financial Statements for further discussion and analysis of the Company’s tax position, including a reconciliation of the tax expense computed at the statutory tax rate to the Company’s actual tax expense.

Operating Segment Results

As described in Note 24 to the Consolidated Financial Statements, the Company’s operations consist of four primary segments: banking, premium finance, Tricom and wealth management. The Company’s profitability is primarily dependent on the net interest income, provision for loan losses, non-interest income and operating expenses of its banking segment. The net interest income of the banking segment includes income and related interest costs from portfolio loans that were purchased from the premium finance segment. For purposes of internal segment profitability analysis, management reviews the results of its premium finance segment as if all loans originated and sold to the banking segment were retained within that segment’s operations.

The banking segment’s net interest income for the year ended December 31, 2004 totaled $142.5 million as compared to $108.3 million for the same period in 2003, an increase of $34.2 million, or 32%. The increase in net interest income for 2003 when compared to the total of $89.3 million in 2002 was $19.0 million, or 21%. These increases were primarily the result of continued growth in the loan portfolio. Total loans increased 32% in 2004 and 29% in 2003. This segment benefited from lower levels of non-performing assets and net charge-offs of loans in 2004. Provision for loan losses declined to $6.2 million in 2004 compared to $10.2 million in 2003 and $8.8 million in 2002. The banking segment’s non-interest income totaled $41.4 million in 2004, an increase of $8.0 million, or 24%, when compared to the 2003 total of $33.4 million. This improvement was primarily due to an increase of $3.2 million increase in fees from covered call option transactions which were entered into to enhance the overall return on the investment portfolio, $1.5 million increase in fees on mortgage loans sold, reflecting the impact of the May 2004 acquisition of WestAmerica, a $575,000 increase in service charges on deposits and a $1.2 million increase in net securities gains. In 2003, non-interest income for the banking segment increased $7.5 million, or 29%, when compared to the 2002 total of $25.9 million. This improvement was primarily due to an increase of $3.0 million in fees on mortgage loans sold, reflecting heavy origination volumes driven by the low interest rate environment in the first three quarters of 2003 and strong housing markets, a $1.9 million increase in fees from covered call option transactions which were entered into to enhance the overall return on the investment portfolio, a $1.1 million increase in the cash surrender value of BOLI, a $404,000 increase in service charges on deposits and a $535,000 increase in net securities gains. The banking segment’s net income for the year ended December 31, 2004 totaled $47.4 million, an increase of $9.8 million, or 26%, as compared to the 2003 total of $37.6 million. The total segment profit in 2003 increased $8.9 million, or 31%, over the $28.7 million that was recorded in 2002.

Net interest income for the premium finance segment totaled $48.9 million for the year ended December 31, 2004 and increased $4.4 million, or 10%, over the $44.5 million in 2003. During 2004, this segment benefited from higher average levels of premium finance receivables, increasing $165 million over 2003, which helped offset competitive pricing pressures in this segment. In 2003, net interest income for the premium finance segment increased $10.5 million, or 31%, over the 2002 total of $34.0 million. During 2003, as compared to 2002, this segment benefited from higher levels of premium receivables and lower funding costs. The premium finance segment’s non-interest income totaled $7.3 million, $5.4 million and $4.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. Non-interest income for this segment reflects the gains from the sale of premium finance receivables to an unrelated third party, as more fully discussed in the Consolidated Results of Operations section, and also includes $500,000 in 2003 and $1.25 million in 2002 from partial settlements on a fraud loss recognized in 2000. Net after-tax profit of the premium finance segment totaled $25.1 million, $21.6 million and $14.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. New receivable originations totaled $2.6 billion in 2004, $2.3 billion in 2003 and $1.7 billion in 2002. The increases in new volumes each year is indicative of this segments ability to increase market penetration in existing markets and establish a presence in new markets. These higher production levels have helped offset the competitive pricing pressures in this segment.

2004 Annual Report	85

The Tricom segment data reflects the business associated with short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services that Tricom provides to its clients in the temporary staffing industry. The segment’s net interest income was $3.8 million in 2004, increasing $128,000, or 4%, compared to the $3.6 million reported for 2003. Net interest income decreased $599,000, or 14%, in 2003 compared to 2002. The increase in net interest income in 2004 is attributable to higher production levels in 2004 offsetting the lower fee yields charged on the short-term accounts receivable financing due to competitive pressures in the industry faced in 2004 and 2003. Non-interest income for 2004 was $4.0 million, decreasing $181,000, or 4%, from the $4.2 million reported in 2003. This followed an increase of $664,000, or 19%, in 2003 compared to the $3.5 million in 2002. Revenue trends at Tricom reflect the general staffing trends of the economy and the entrance of new competitors in most market places served by Tricom. The segment’s net income was $1.5 million in 2004 and $1.6 million in both 2003 and 2002. The stable levels of net income produced by this segment over the past three years reflect Tricom’s ability to contract and expand its business model to address both economic and competitive challenges.

The wealth management segment reported net interest income of $7.9 million for 2004 compared to $6.9 million for 2003 and $4.1 million for 2002. The increase in net interest income reported in 2004 is due to the net interest income allocated to the segment from a higher level of non-interest bearing and interest-bearing account balances on deposit at the Banks. The insured deposit account balances at the Banks from the brokerage customers of WHI and the trust and asset management customers of WHTC helped increase the contribution in net interest income in all three years. As of December 31, 2004, approximately $390.1 million had migrated into insured bank deposits at the Banks compared to $338.5 million at December 31, 2003. The increase in 2004 is attributable to the money market funds of the trust and asset management customers of WHTC that migrated to the insured deposit account balances at the Banks. Additional funds deposited at the Banks in future periods in the insured bank deposits would be generated through internal growth of the existing balances on deposit. This segment recorded non-interest income of $32.8 million for 2004 as compared to $29.8 million for 2003 and $26.1 million in 2002. Wintrust is committed to growing the wealth management segment in order to better service its customers and create a more diversified revenue stream. Distribution of wealth management services through each bank subsidiary continues to be a focus of the Company as the number of brokers in its Banks continues to increase. Significant fluctuations in the volume of trades occurred from quarter to quarter in 2004 as the individual investor’s interest in low fixed income security yields and their overall confidence in the equity markets in 2004 changed each quarter. The incremental brokers have helped to offset the volatile nature of customer trading activity. Additionally, an increased focused on the growth of managed assets, rather than transactional revenue will help stabilize this revenue source. The Company continues to focus on reducing the fixed cost structure of this segment to a variable cost structure. In the second quarter of 2005, the internal transaction processing system is scheduled to be converted to an out-sourced third party. This will convert additional fixed costs to variable costs and give this segment more flexibility to control costs in a potentially decreasing transaction volume environment. Additionally, the use of the third party provider will significantly enhance the desk-top capabilities, and thus the service level offered each customer, of every broker. The wealth management segment’s net income totaled $1.1 million for 2004 compared to $320,000 for 2003 and an after-tax loss of $330,000 for 2002.

86	WINTRUST FINANCIAL CORPORATION

ANALYSIS OF FINANCIAL CONDITION

The Company’s total assets were $6.42 billion at December 31, 2004, an increase of $1.67 billion, or 35%, when compared to the $4.75 billion at December 31, 2003. Total assets increased $1.03 billion, or 28%, in 2003 over the $3.72 billion at December 31, 2002. The increases in loans of $1.05 billion in 2004, and $741.7 million in 2003, accounted for the majority of the increases in total assets.

Interest-Earning Assets

The following table sets forth, by category, the composition of average earning assets and the relative percentage of each category to total average earning assets for the periods presented (dollars in thousands):

	Years Ended December 31,
	2004		2003		2002
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Loans:
Commercial and commercial real estate	$1,967,119	39%	$1,433,725	38%	$1,127,044	38%
Home equity	509,840	10	416,889	11	318,656	11
Residential real estate (1)	305,050	6	227,816	6	185,407	6
Premium finance receivables	798,970	16	634,000	17	458,767	15
Indirect auto loans	177,352	4	169,893	4	183,963	6
Tricom finance receivables	26,501	—	24,434	1	19,791	1
Consumer and other loans	76,851	2	53,431	1	61,392	2

Total loans, net of unearned income	3,861,683	77	2,960,188	78	2,355,020	79
Liquidity management assets (2)	1,108,891	22	785,894	21	555,861	19
Other earnings assets (3)	38,901	1	38,418	1	54,327	2

Total average earning assets	$5,009,475	100%	$3,784,500	100%	$2,965,208	100%

Total average assets	$5,451,527		$4,116,618		$3,212,467

Total average earning assets to total average assets		92%		92%		92%

(1)	Includes mortgage loans held-for-sale

(2)	Includes available-for-sale securities, interest earning deposits with banks and federal funds sold

(3)	Includes brokerage customer receivables and trading account securities

Average earning assets increased $1.22 billion, or 32%, in 2004 and $819.3 million, or 28%, in 2003. The ratio of average earning assets as a percent of total average assets remained consistent at approximately 92% in each of the last three years.

Loan growth continued to fuel the Company’s earning asset growth in 2004. Total average loans increased $901.5 million, or 30%, in 2004, and $605.2 million, or 26%, in 2003. The increase in average loans was primarily funded by increases in deposits as the average loans to average deposits ratio remained relatively unchanged at 87.7% in 2004 and 86.4% in 2003. These loan-to-deposit ratios fall within management’s desired range of 85% - 90%.

Loans. Average total loans, net of unearned income, totaled $3.9 billion in 2004, $3.0 billion in 2003 and $2.4 billion in 2002. Significant and continued growth occurred during 2004 in commercial and commercial real estate, home equity, residential mortgages and premium finance portfolios. The changes in indirect auto loans were the result of management’s decision to de-emphasize the origination of indirect auto loans due to the current economic and competitive environment surrounding this type of loan.

Average commercial and commercial real estate loans, the largest loan category, totaled $2.0 billion in 2004, and increased $533.4 million, or 37%, over the average balance in 2003. The average balance in 2003 increased $306.7 million, or 27%, over the average balance in 2002. This category comprised 51% of the average loan portfolio in 2004 and 48% in 2003. The solid growth realized in this category is attributable to increased business development efforts, a relatively low interest rate environment and a continued healthy local economy.

2004 Annual Report	87

Home equity loans averaged $509.8 million in 2004, and increased $93.0 million, or 22%, when compared to the average balance in 2003. This increase was mainly the result of increased line of credit usage and special marketing programs. Unused commitments on home equity lines of credit totaled $593.2 million at December 31, 2004, and $473.7 million at December 31, 2003.

Residential real estate loans averaged $305.1 million in 2004, and increased $77.2 million, or 34%, over the average balance in 2003. This category includes mortgage loans held-for- sale. The Company collects a fee on the sale of these loans into the secondary market to avoid the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans. The remaining loans in this category are maintained within the Banks’ loan portfolios and comprise mostly adjustable rate mortgage loans and shorter-term fixed rate mortgage loans.

In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company has developed lending programs focused on specialized earning asset niches that generally have large volumes of homogeneous assets that can be acquired for the Banks’ portfolios and possibly sold in the secondary market to generate fee income. These specialty niches also diversify the Banks’ loan portfolios and add higher yielding earning assets that help to improve the net interest margin. However, these loans may involve greater credit risk than generally associated with loan portfolios of more traditional community banks due to marketability of the collateral, or because of the indirect relationship the Company has with the underlying borrowers. Specialty loan programs include premium finance, indirect auto, Tricom finance receivables, mortgage broker warehouse lending through Hinsdale Bank, the Community Advantage program at Barrington Bank, which provides lending, deposit and cash management services to condominium, homeowner and community associations and the small aircraft lending program at Crystal Lake Bank. Management continues to evaluate other specialized types of earning assets to assist with the deployment of deposit funds and to diversify the earning asset portfolio.

Premium finance receivables are originated through FIFC. These receivables represent loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. All premium finance receivables originated by FIFC are subject to the Company’s stringent credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums. Average premium finance receivables totaled $799.0 million in 2004, and accounted for 21% of the Company’s average total loans. Average premium finance receivables increased $165.0 million, or 26%, from the average balance of $634.0 million in 2003. The majority of the receivables originated by FIFC are sold to the Banks and retained in their loan portfolios. However, premium finance receivables originated in excess of the capacity to retain such receivables within the Banks’ loan portfolios are sold to an unrelated third party with servicing retained. In 2004, FIFC sold approximately $496 million, or 19%, of the $2.6 billion of receivables originated in 2004 to an unrelated third party. See Consolidated Results of Operations for further information on these loan sales. Total premium finance loan originations were $2.6 billion, $2.3 billion and $1.7 billion in 2004, 2003 and 2002, respectively. These increases in origination volume are due in part to market increases in insurance premiums.

Indirect automobile loans are financed from a network of unaffiliated automobile dealers located throughout the Chicago metropolitan area with which the Company has established relationships. These indirect auto loans are secured by new and used automobiles and generally have an original maturity of 36 to 60 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with this portfolio is diversified among many individual borrowers. Like other consumer loans, the indirect auto loans are subject to the Banks’ established credit standards. Management regards substantially all of these loans as prime quality loans. Management continually monitors the dealer relationships and the Banks are not dependent on any one dealer as a source of such loans. In response to economic conditions and the competitive environment for this product, the Company has been de-emphasizing the level of new indirect auto loans originated. Although, the Company continues to maintain its relationships with the dealers and may increase its volume of originations when market conditions indicate it is prudent to do so, management is not pursuing growth in this segment and anticipates that this portfolio will comprise a smaller portion of the loan portfolio in the future. During 2004, 2003 and 2002 average indirect auto loans totaled $177.4 million, $169.9 million and $184.0 million, respectively.

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

88	Wintrust Financial Corporation

throughout the United States. The Company mitigates this risk by employing lockboxes and other cash management techniques to protect their interests. Typically, Tricom also provides value-added out-sourced administrative services to many of these clients, such as data processing of payrolls, billing and cash management services, which generate additional fee income. Average Tricom finance receivables were $26.5 million in 2004, $24.4 million in 2003 and $19.8 million in 2002. The general upturn in the United States economy has contributed to an increase in the placement of temporary staffing individuals by Tricom’s customers and the higher level of Tricom finance receivables in 2004, compared with 2003 and 2002.

Liquidity Management Assets. Funds that are not utilized for loan originations are used to purchase investment securities and short-term money market investments, to sell as federal funds and to maintain in interest-bearing deposits with banks. The balances of these assets fluctuate frequently based on deposit inflows, the level of other funding services and loan demand. Average liquidity management assets increased $323.0 million in 2004 compared to 2003, and $230.0 million in 2003 compared to 2002, as a result of increases in average deposits and other funding sources exceeding increases in average loans during these years.

Other earning assets. Average other earning assets includes trading account securities and brokerage customer receivables as a result of the acquisition of the Wayne Hummer Companies in February 2002. These other earning assets averaged $38.9 million in 2004, a slight increase of $483,000, or 1%, compared to the average 2003 balance of $38.4 million. In the normal course of business, WHI activities involve the execution, settlement, and financing of various securities transactions. These activities may expose WHI to risk in the event the customer is unable to fulfill its contractual obligations. WHI maintains cash and margin accounts for its customers, who are generally located in the Chicago, Illinois and Appleton, Wisconsin metropolitan areas of the Midwest.

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

Deposits. During 2004 and 2003, the Company has experienced significant growth in both the number of accounts and the balance of deposits primarily as a result of new branch openings, strong marketing efforts and the acquisitions of Northview Bank and Town Bank in the third and fourth quarters, respectively of 2004, and of Advantage Bank and Village Bank in the fourth quarter of 2003. Total deposits at December 31, 2004, were $5.1 billion, increasing $1.2 billion, or 32%, over the $3.9 billion at December 31, 2003.

2004 Annual Report	89

Average deposit balances in 2004 were $4.4 billion, reflecting an increase of $974.5 million, or 28%, compared to the average balances in 2003. During 2003, average deposits increased $766.4 million, or 29%, compared to the prior year. The composition of the deposit base has remained relatively consistent over the last three years as evidenced by the average deposit balances and relative composition of each deposit category to total deposits as presented in the following table (dollars in thousands):

	Years Ended December 31,
	2004		2003		2002
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Non-interest bearing deposits	$400,333	9%	$321,735	9%	$262,888	10%
NOW accounts	481,759	11	376,257	11	308,712	11
Wealth Management deposits	360,046	8	265,279	8	96,486	4
Money market accounts	528,831	12	437,114	13	371,063	14
Savings accounts	197,132	5	160,456	5	134,415	5
Time certificate of deposits	2,433,037	55	1,865,818	54	1,486,715	56

Total deposits	$4,401,138	100%	$3,426,659	100%	$2,660,279	100%

Following the acquisition of the Wayne Hummer Companies in February 2002, Wintrust undertook efforts to migrate funds from the brokerage customers of WHI, and the trust and asset management customers managed by Wayne Hummer Trust Company, into deposit accounts of the Banks (“Wealth Management deposits” in table above). Consistent with reasonable interest rate risk parameters, the funds have generally been invested in loan production of the Banks as well as other investments suitable for banks. As of December 31, 2004, $390.1 million had migrated into an insured bank deposit product (Money Market and/or NOW accounts) at the various Banks. Excluding these wealth management deposits, average deposits increased $879.7 million, or 28%, in 2004 and $597.6 million, or 23%, in 2003.

Growth in the deposit base continues to be generated by each of the Banks. The following table presents average deposit balances by the Banks and the relative percentage of total average deposits held by each Bank during each of the past three years (dollars in thousands):

	Years Ended December 31,
	2004		2003		2002
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Lake Forest Bank	$827,063	19%	$775,836	23%	$642,514	24%
Hinsdale Bank	658,407	15	560,793	16	467,597	17
North Shore Bank	718,299	16	653,598	19	531,141	20
Libertyville Bank	527,179	12	447,391	13	350,550	13
Barrington Bank	543,401	12	455,172	13	340,642	13
Crystal Lake Bank	392,095	9	308,664	9	202,886	8
Northbrook Bank	280,514	6	192,364	6	124,949	5
Advantage Bank (2)	177,243	4	25,988	1	—	—
Village Bank (2)	128,730	3	6,853	—	—	—
Beverly Bank	25,151	1	—	—	—	—
Wheaton Bank (1)	64,324	2	—	—	—	—
Town Bank (1)	58,732	1	—	—	—	—

Total deposits	$4,401,138	100%	$3,426,659	100%	$2,660,279	100%

Percentage increase from
prior year		28%		29%		30%

(1)	Represents effect on consolidated average deposits from effective acquisition dates of September 30, 2004 for Wheaton Bank and October 1, 2004 for Town Bank. At December 31, 2004, Wheaton Bank had total deposits of $64.6 million and Town Bank had total deposits of $242.8 million.

(2)	Represents effect on consolidated average deposits from effective acquisition dates of October 1, 2003 for Advantage Bank and December 1, 2003 for Village Bank.

90	Wintrust Financial Corporation

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

The composition of average other funding sources in 2004, 2003 and 2002, is presented in the following table (dollars in thousands):

	Years Ended December 31,
	2004		2003		2002
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Notes payable	$5,004	1%	$31,397	9%	$55,133	18%
Federal Home Loan Bank advances	222,278	40	141,196	41	119,041	40
Subordinated notes	50,000	9	41,849	12	4,384	2
Short-term borrowings — Banks	114,831	21	41,368	12	34,693	11
Wayne Hummer Companies funding	10,016	2	15,339	5	33,103	11
Long-term debt — trust preferred securities	130,830	23	70,248	20	51,050	17
Other	24,726	4	4,071	1	4,315	1

Total other funding sources	$557,685	100%	$345,468	100%	$301,719	100%

Notes payable balances represent the balances on a revolving credit agreement with an unaffiliated bank. This revolving credit line is available for corporate purposes such as to provide capital to fund continued growth at existing bank subsidiaries, possible future acquisitions and for other general corporate matters. At December 31, 2004 and 2003, the Company had $1.0 million and $26.0 million, respectively, of notes payable outstanding. See Note 11 to the Consolidated Financial Statements for further discussion of the terms of this revolving credit line.

FHLB advances provide the Banks with access to fixed rate funds which are useful in mitigating interest rate risk and achieving an acceptable interest rate spread on fixed rate loans or securities. FHLB advances to the Banks totaled $303.5 million at December 31, 2004, and $144.0 million at December 31, 2003. See Note 12 to the Consolidated Financial Statements for further discussion of the terms of these advances.

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

Short-term borrowings — Banks include securities sold under repurchase agreements and federal funds purchased. These borrowings totaled $197.2 million and $65.3 million at December 31, 2004 and 2003, respectively. Securities sold under repurchase agreements primarily represent sweep accounts for certain customers in connection with master repurchase agreements at the Banks. This funding category fluctuates based on customer preferences and daily liquidity needs of the Banks, its customers, FIFC and Tricom.

Wayne Hummer Companies funding consists of collateralized demand obligations to third party banks that are used to finance securities purchased by customers on margin and securities owned by WHI, and demand obligations to brokers and clearing organizations. During the third quarter of 2004, WHI entered into a lending relationship with an affiliate bank to satisfy their funding needs. As a result, at December 31, 2004, there were no Wayne Hummer Company borrowings outstanding, compared with $9.0 at December 31, 2003. See Note 14 to the Consolidated Financial Statements for further discussion of this funding source.

2004 Annual Report	91

The Company has $204.5 million of long-term debt — trust preferred securities outstanding as of December 31, 2004. This balance is comprised of issuances of securities through eight separate trusts. In October 1998, $31.05 million of 9.00% trust preferred securities were issued and in June 2000, $20.0 million of 10.50% trust preferred securities were issued through public offerings. In April 2003, $25.0 million of floating rate trust preferred securities were issued in connection with a trust preferred pool and in December 2003, an additional $20.0 million of floating rate trust preferred securities were issued through a placement agreement to qualified institutional investors. On September 30, 2004, the Company assumed $6.2 million of 6.35% trust preferred securities as part of the Wheaton acquisition. Additionally, on October 1, 2004, another $6.2 million of floating rate trust preferred securities was assumed as part of the Town acquisition. Also, in May and December 2004, the Company issued $41.2 million and $51.6 million, respectively, of floating rate trust preferred securities to qualified institutional investors. The amounts reflected in the Company’s balance sheet for periods prior to December 31, 2004, for the 1998 and 2000 issuances represent the trust preferred securities issued by the trusts, while the amounts reflected in the balance sheet for the remaining four trusts, represent the debentures issued to the trusts by the Company and are equal to the preferred securities and common securities issued by the trusts. See Note 15 of the Consolidated Financial Statements for further discussion of the Company’s long-term debt — trust preferred securities.

Trust Preferred Securities, subject to certain limitations, currently qualify as Tier 1 capital of the Company for regulatory purposes. Interest expense on the Trust Preferred Securities is deductible for income tax purposes.

Shareholders’ Equity. Total shareholders’ equity was $437.9 million at December 31, 2004, and $349.8 million at December 31, 2003. During 2004, the Company issued 1.0 million shares valued at $59.9 million for the acquisitions of WestAmerica, Wheaton Bank and Town Bank. In 2003, the Company issued 1.0 million shares of common stock, valued at $38.7 million, in connection with the acquisitions of LFCM, Advantage Bank and Village Bank. Also through a public offering in 2003, the Company issued approximately 1.4 million shares of stock, at approximately $35.80 per share, raising approximately $46.1 million in equity, net of issuance costs.

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

92	Wintrust Financial Corporation

One method utilized by financial institutions to manage interest rate risk is to enter into derivative financial instruments. A derivative financial instrument includes interest rate swaps, interest rate caps and floors, futures, forwards, option contracts and other financial instruments with similar characteristics. During the fourth quarter of 2002, the Company completed a $25 million variable rate subordinated debt agreement with an unaffiliated bank that qualifies as Tier II regulatory capital. The Company also entered into two interest rate swap contracts in the fourth quarter of 2002. A $25 million notional principal amount swap was entered into to convert the newly issued subordinated note from variable-rate to fixed-rate. The swap matures in 2012, and the notional principal amount is reduced $5 million annually, beginning in 2008, to match the principal reductions on the subordinated note. Additionally, a $31.05 million interest rate swap contract was entered into to convert the Company’s 9% Trust Preferred Securities from fixed-rate to variable-rate. This swap has a termination date of September 30, 2028, and provides the counterparty with a call option on any date on or after September 30, 2003. The call option in the swap coincides with the Company’s call option in the trust preferred securities. As of December 31, 2004, neither the swap counterparty nor the Company exercised the call options on the swap and trust preferred securities, respectively. All of the Company’s interest rate swap contracts qualify as perfect hedges pursuant to SFAS 133.

During 2004 and 2003, the Company also entered into certain covered call option transactions related to certain securities held by the Company and put options against U.S. Treasury and agency securities deemed appropriate for the Banks’ investment portfolios. The Company uses these option transactions (rather than entering into other derivative interest rate contracts, such as interest rate floors) to increase the total return associated with the related securities. Although the revenue received from these options is recorded as non-interest income rather than interest income, the increased return attributable to the related securities from these options contributes to the Company’s overall profitability The Company’s exposure to interest rate risk may be effected by these transactions. To mitigate this risk, the Company may acquire fixed rate term debt or use financial derivative instruments. There were no covered call or put options outstanding as of December 31, 2004 or December 31, 2003.

The Company’s exposure to interest rate risk is reviewed on a regular basis by management and the Risk Management Committees of the Boards of Directors of the Banks and the Company. The objective is to measure the effect on net income and to adjust balance sheet and derivative financial instruments to minimize the inherent risk while at the same time maximize net interest income. Tools used by management include a standard gap analysis and a rate simulation model whereby changes in net interest income are measured in the event of various changes in interest rate indices. An institution with more assets than liabilities re-pricing over a given time frame is considered asset sensitive and will generally benefit from rising rates, and conversely, a higher level of re-pricing liabilities versus assets would be beneficial in a declining rate environment.

Standard gap analysis starts with contractual re-pricing information for assets, liabilities and derivative financial instruments. These items are then combined with re-pricing estimations for administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets, other liabilities). These estimations recognize the relative insensitivity of these accounts to changes in market interest rates, as demonstrated through current and historical experiences. Also included are estimates for those items that are likely to materially change their payment structures in different rate environments, including residential loan products, certain commercial and commercial real estate loans and certain mortgage-related securities. Estimates for these sensitivities are based on industry assessments and are substantially driven by the differential between the contractual coupon of the item and current market rates for similar products.

2004 ANNUAL REPORT	93

The following table illustrates the Company’s estimated interest rate sensitivity and periodic and cumulative gap positions as of December 31, 2004:

	Time to Maturity or Repricing
	0-90	91-365	1-5	Over 5
(Dollars in thousands)	Days	Days	Years	Years	Total

Assets:
Federal funds sold and securities purchased under resale agreements	$47,860	—	—	—	47,860
Interest-bearing deposits with banks	4,961	—	—	—	4,961
Available-for-sale securities	100,863	177,403	466,512	598,699	1,343,477

Total liquidity management assets	153,684	177,403	466,512	598,699	1,396,298
Loans, net of unearned income (1)	3,055,918	667,759	672,071	57,307	4,453,055
Other earning assets	35,446	—	—	—	35,446

Total earning assets	3,245,048	845,162	1,138,583	656,006	5,884,799
Other non-earning assets	—	—	—	534,249	534,249

Total assets (RSA)	$3,245,048	845,162	1,138,583	1,190,255	6,419,048

Liabilities and Shareholders’ Equity:
Interest-bearing deposits (2)	$2,344,503	1,059,628	1,171,454	23,837	4,599,422
Federal Home Loan Bank advances	55,975	6,885	103,042	137,599	303,501
Notes payable and other borrowings	202,924	—	—	—	202,924
Subordinated notes	50,000	—	—	—	50,000
Long-term debt — trust preferred securities	145,609	—	6,380	52,500	204,489

Total interest-bearing liabilities	2,799,011	1,066,513	1,280,876	213,936	5,360,336
Demand deposits	—	—	—	505,312	505,312
Other liabilities	—	—	—	79,488	79,488
Shareholders’ equity	—	—	—	473,912	473,912

Effect of derivative financial instruments:
Interest rate swap (Company pays fixed, receives floating)	(25,000)	—	10,000	15,000	—
Interest rate swap (Company pays floating, receives fixed)	31,050	—	—	(31,050)	—

Total liabilities and shareholders’ equity including effect of derivative financial instruments (RSL)	$2,805,061	1,066,513	1,290,876	1,256,598	6,419,048

Repricing gap (RSA — RSL)	$439,987	(221,351)	(152,293)	(66,343)
Cumulative repricing gap	$439,987	218,636	66,343	—

Cumulative RSA/Cumulative RSL	116%	106%	101%
Cumulative RSA/Total assets	51%	64%	81%
Cumulative RSL/Total assets	44%	60%	80%

Cumulative GAP/Total assets	7%	3%	1%
Cumulative GAP/Cumulative RSA	14%	5%	1%

(1)	Loans, net of unearned income includes mortgages held for sale and nonaccrual loans.

(2)	Non-contractual interest-bearing deposits are subject to immediate withdrawal and, therefore, are included in 0-90 days.

While the gap position and related ratios illustrated in the table are useful tools that management can use to assess the general positioning of the Company’s and its subsidiaries’ balance sheets, it is only as of a point in time.

94	Wintrust Financial Corporation

Management uses an additional measurement tool to evaluate its asset-liability sensitivity that determines exposure to changes in interest rates by measuring the percentage change in net interest income due to changes in interest rates over a two-year time horizon. Management measures its exposure to changes in interest rates using many different interest rate scenarios. One interest rate scenario utilized is to measure the percentage change in net interest income assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net interest income over a two-year time horizon due to changes in interest rates, at December 31, 2004 and December 31, 2003, is as follows:

	+ 200 Basis	- 200 Basis
	Points	Points

Percentage change in net interest income due to an immediate 200 basis point shift in the yield curve: (1)
December 31, 2004	7.4%	(10.3)%
December 31, 2003	5.9%	(27.7)%

(1)	Due to the low interest rate environment at December 31, 2004 and December 31, 2003, the 200 basis point instantaneous permanent parallel shift downward in the yield curve impacted a majority of the rate sensitive assets by the entire 200 basis points, while certain interest-bearing deposits were already at their floor, or re-priced downward less than the full 200 basis points.

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

As the table shows, management has positioned the balance sheet so that the Company benefits from a rise in interest rates and believes this is a prudent position. Until a rise in rates occurs, the Company is fortunate that its business strategy provides a solid base to grow the deposit and loan portfolios. This growth in the balance sheet has helped fuel earnings growth despite the lower net interest margins. The Company also mitigates the net interest margin pressure by realizing fees from a strong residential real estate market and from covered call option transactions which in effect compensate for reduced levels of net interest income. Management actively monitors the relationships between growth, net interest income and other income to provide for earnings growth in a challenging interest rate environment.

Liquidity and Capital Resources

The Company and the Banks are subject to various regulatory capital requirements established by the federal banking agencies that take into account risk attributable to balance sheet and off-balance sheet activities. Failure to meet minimum capital requirements can initiate certain mandatory- and possibly discretionary - actions by regulators, that if undertaken could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Federal Reserve’s capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum leverage ratio of Tier 1 Capital to total assets of 3.0% for strong bank holding companies (those rated a composite “1” under the Federal Reserve’s rating system). For all other bank holding companies, the minimum ratio of Tier 1 Capital to total assets is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. The following table summarizes the capital guidelines for bank holding companies, as well as the Company’s capital ratios as of December 31, 2004 and December 31, 2003.

			Wintrust’s	Wintrust’s
		Well	Ratios at	Ratios at
	Minimum	Capitalized	Year-end	Year-end
	Ratios	Ratios	2004	2003

Tier 1 Leverage Ratio	4.0%	5.0%	8.4%	8.9%
Tier 1 Capital to Risk-Weighted Assets	4.0%	6.0%	9.8%	10.2%
Total Capital to Risk-Weighted Assets	8.0%	10.0%	12.2%	12.1%
Total average equity-to-total average assets	N/A	N/A	7.2%	6.6%

2004 Annual Report	95

As reflected in the table, each of the Company’s capital ratios at December 31, 2004, exceeded the well-capitalized ratios established by the Federal Reserve. In January 2002, the Company became designated as a financial holding company, thereby requiring its depository institutions to maintain their capital ratios in the “well capitalized” categories at all times. Refer to Note 19 of the Consolidated Financial Statements for further information on the capital positions of the Banks.

The Company’s principal sources of funds at the holding company level are dividends from its subsidiaries, borrowings on its revolving credit line with an unaffiliated bank, proceeds from the issuance of subordinated debt and proceeds from trust preferred securities offerings and additional equity offerings. Refer to Notes 11, 13, 15 and 23 of the Consolidated Financial Statements for further information on the Company’s notes payable, subordinated note, Trust Preferred Securities offerings and shareholders’ equity, respectively. The following table provides a summary of the funds raised through public and private offerings of common stock and Trust Preferred Securities as well as a private placement of subordinated debt, beginning in 1998 (dollars in millions):

			% of
			increase in
Date of	Type of	Proceeds	regulatory
offering	offering	received	capital

October 1998	Trust preferred securities	$31.1	78%

November 1999	Common stock	6.0	51

June 2000	Trust preferred securities	20.0	67

June 2001	Common stock	22.2	49

June/July 2002	Common stock	36.5	38
November 2002	Subordinated debt	25.0	26

Total for 2002		61.5	64

April 2003	Subordinated debt	25.0	14
April 2003	Trust preferred securities	25.0	14
September 2003	Common stock	46.1	25
December 2003	Trust preferred securities	20.0	11

Total for 2003		116.1	64

May 2004	Trust preferred securities	40.0	25
December 2004	Trust preferred securities	50.0	31

Total for 2004		$90.0	56%

As shown in the table above, proceeds from public offerings of Trust Preferred Securities and the Company’s common stock have accounted for a significant portion of the increase in the Company’s total regulatory capital. While these funding and capital generation sources will continue to be reviewed, the Company’s reliance on internally generated capital is expected to continue to grow.

The Company increased its regulatory capital by $160.2 million in 2004 and $182.6 million in 2003, causing the Company’s total risk-based capital ratio to increase to 12.2% at the end of 2004 from 12.1% and 9.4% at the end of 2003 and 2002, respectively. Management is committed to maintaining the Company’s capital levels above the “Well Capitalized” levels established by the Federal Reserve for bank holding companies.

In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common stock at $59.50 per share. The offering was made under the Company’s current shelf registration statement filed with the Securities and Exchange Commission in October 2004. In connection with the public offering, the Company entered into a forward sale agreement with an affiliate of RBC Capital Markets Corporation (“RBC”) relating to 1.2 million shares of our common stock. The Company’s objective with the use of the forward sale agreement was to efficiently provide funding for the acquisitions of Antioch and First Northwest and for general corporate purposes. The use of the forward sale agreement allows the Company to deliver common stock and receive cash at the Company’s election, to the extent provided by the forward sale agreement. Management believes this flexibility allows a more timely and efficient use of capital resources. See Note 23 of the Consolidated Financial Statements for further information.

Banking laws impose restrictions upon the amount of dividends that can be paid to the holding company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company’s revolving credit line agreement. At January 1, 2004, subject to minimum capital requirements at the Banks, approximately $76.4 million was available as dividends from the Banks without prior regulatory approval. However, since the Banks are required to maintain their capital at the well-capitalized level (due to the Company being approved as a financial holding company), funds otherwise available as dividends from the Banks are limited to the amount that would not reduce any of the Banks’ capital ratios below the well-capitalized level. At January 1, 2005, approximately $78.4 million was available as dividends from the Banks without compromising the Banks’ well-capitalized positions. During 2004 and 2003 the subsidiaries paid dividends to Wintrust totaling $25.5 million and $5.5 million, respectively. No dividends were paid by subsidiaries in 2002.

96	Wintrust Financial Corporation

The Company declared its first semi-annual cash dividend on its common stock in 2000. A summary of the Company’s cash dividends on common stock is as follows:

Record	Payable	Cash Dividend
Date	Date	per share

February 10, 2000	February 24, 2000	$0.0333
August 10, 2000	August 24, 2000	0.0333
February 8, 2001	February 22, 2001	0.0467
August 9, 2001	August 23, 2001	0.0467
February 5, 2002	February 19, 2002	0.0600
August 6, 2002	August 20, 2002	0.0600
February 6, 2003	February 20, 2003	0.0800
August 6, 2003	August 20, 2003	0.0800
February 5, 2004	February 19, 2004	0.1000
August 10, 2004	August 24, 2004	0.1000
February 8, 2005	February 22, 2005	0.1200

The dividend payout ratio was 8.5% in 2004, 8.1% in 2003 and 7.5% in 2002. The Company continues to target an earnings retention ratio of approximately 90% to support continued growth. The dividends paid in 2004 represented a 25% increase over the dividends paid in 2003. Along those same lines, the semi-annual dividend declared in January 2005 represents (on an annualized basis) a 20% increase over 2004.

In January 2000, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 450,000 shares of common stock, from time to time, in open market or privately negotiated transactions. Through December 31, 2000, the Company repurchased a total of 363,450 shares at an average price of $10.63 per share. The shares repurchased pursuant to this buyback program were reissued with the Company’s common stock offering in June 2001. No additional shares were repurchased during 2001, 2002 or 2004. During 2003, the Company repurchased 600 shares of common stock and reissued these shares in connection with the exercise of stock options.

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

Core deposits are the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC. Core deposits are generally defined in the industry as total deposits less time deposits with balances greater than $100,000. Approximately 57% of the Company’s total assets were funded by core deposits at the end of 2004 compared to 59% at the end of 2003. The remaining assets were funded by other funding sources such as time deposits with balances in excess of $100,000, borrowed funds, and the capital of the Banks. Due to the affluent nature of many of the communities that the Company serves, management believes that many of its time deposits with balances in excess of $100,000 are also a stable source of funds.

Liquid assets refer to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 2004, net liquid assets totaled approximately $92.6 million, compared to approximately $76.4 million at December 31, 2003.

The Banks routinely accept deposits from a variety of municipal entities. Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At December 31, 2004 and 2003, the Banks had approximately $626.6 million and $269.2 million, respectively, of securities collateralizing such public deposits and other short-term borrowings. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.

The Company is not aware of any known trends, commitments, events, regulatory recommendations or uncertainties that would have any adverse effect on the Company’s capital resources, operations or liquidity.

2004 Annual Report	97

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

Contractual Obligations. The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the Consolidated Financial Statements.

		Payments Due In
	Note	One Year	1 - 3	3 - 5	Over
	Reference	or Less	Years	Years	5 Years	Total
	(in thousands)
Deposits (1)	10	$3,855,844	998,484	225,942	23,837	5,104,107
Notes payable	11	—	—	—	1,000	1,000
FHLB advances (1) (2)	12	50,685	54,950	56,500	141,130	303,265
Subordinated notes	13	—	—	—	50,000	50,000
Other borrowings	14	199,524	2,400	—	—	201,924
Long-term debt - trust preferred securities (1) (3)	15	—	—	—	204,182	204,182
Operating leases	16	4,071	7,549	4,554	14,587	30,761
Purchase obligations(4)		14,330	10,693	6,032	336	31,391

(1)	Excludes basis adjustment for purchase accounting valuations.

(2)	Certain advances provide the FHLB with one-time call dates which are not reflected in the above table.

(3)	Excludes basis adjustment for fair value hedge and portion of debt related to common stock of trusts owned by the Company.

(4)	Purchase obligations presented above primarily relate to certain contractual obligations for services related to the construction of facilities, data processing and the outsourcing of certain operational activities.

The Company also enters into derivative contracts under which the Company is required to either receive cash from or pay cash to counterparties depending on changes in interest rates. Derivative contracts are carried at fair value representing the net present value of expected future cash receipts or payments based on market rates as of the balance sheet date. Because the derivative liabilities recorded on the balance sheet at December 31, 2004 do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above.

In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common stock at $59.50 per share. The offering was made under the Company’s current shelf registration statement filed with the Securities and Exchange Commission in October 2004. In connection with the public offering, the Company entered into a forward sale agreement with an affiliate of RBC Capital Markets Corporation (“RBC”) relating to 1.2 million shares of its common stock. See Note 23 for further discussion on the forward sale agreement of the Company’s common stock.

Pending Business Combinations. On October 15, 2004, the Company announced the signing of a definitive agreement to acquire Antioch Holding Company and its wholly-owned subsidiary, State Bank of The Lakes. The transaction closed in January 2005 for a total purchase of $95.4 million of cash. On November 17, 2004, the Company announced the signing of a definitive agreement to acquire First Northwest Bancorp, Inc. and its wholly-owned subsidiary, First Northwest Bank. Pursuant to the terms of the merger agreement, shares of First Northwest Bancorp, Inc. will be converted into the right to receive cash, shares of Wintrust’s stock or a combination of both. The aggregate purchase price, including the value of vested options, will approximate $45.9 million. The transaction is expected to close by the second quarter of 2005. These transactions are not included in the table of contractual obligations noted above.

98	Wintrust Financial Corporation

Commitments. The following table presents a summary of the amounts and expected maturities of significant commitments as of December 31, 2004. Further information on these commitments is included in Note 20 of the Consolidated Financial Statements.

	One Year	1 - 3	3 - 5	Over
	or Less	Years	Years	5 Years	Total
	(in thousands)
Commitment type:
Commercial, commercial real estate and construction	$818,677	190,846	23,559	10,418	1,043,500
Residential real estate	152,610	—	—	—	152,610
Revolving home equity lines of credit	593,169	—	—	—	593,169
Letters of credit	34,580	15,556	10,293	3,874	64,303
Commitments to sell mortgage loans	256,699	—	—	—	256,699

Contingent Liabilities. In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2004, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $250.9 million and the recourse obligation was $387,000 and included in other liabilities on the balance sheet.

The Company enters into residential mortgage loan sale agreements with investors in the normal course of business. These agreements usually require certain representations concerning credit information, loan documentation, collateral and insurability. On occasion, investors have requested the Company to indemnify them against losses on certain loans or to repurchase loans which the investors believe do not comply with applicable representations. Upon completion of its own investigation, the Company generally repurchases or provides indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale. Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided and regularly evaluates the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. At December 31, 2004 the liability for estimated losses on repurchase and indemnification was $310,000 and was included in other liabilities on the balance sheet.

2004 Annual Report	99

CREDIT RISK AND ASSET QUALITY

Allowance for Loan Losses

The following table summarizes the activity in the allowance for loan losses during the last five years (dollars in thousands):

	2004	2003	2002	2001	2000 (1)

Balance at beginning of year	$25,541	18,390	13,686	10,433	8,783
Provision for loan losses	6,298	10,999	10,321	7,900	5,055
Allowance acquired in business combinations	5,110	1,602	—	—	—

Charge-offs:
Commercial and commercial real estate loans	2,356	2,382	1,677	984	897
Home equity loans	—	358	—	25	—
Residential real estate loans	—	—	3	34	50
Consumer and other loans	204	222	294	34	103
Premium finance receivables	1,852	2,558	3,680	3,062	1,294
Indirect automobile loans	425	937	925	1,080	1,339
Tricom finance receivables	33	—	10	103	73

Total charge-offs	4,870	6,457	6,589	5,322	3,756

Recoveries:
Commercial and commercial real estate loans	1,148	339	314	163	53
Home equity loans	6	39	—	72	—
Residential real estate loans	—	13	—	—	—
Consumer and other loans	104	40	26	1	5
Premium finance receivables	738	399	456	245	129
Indirect automobile loans	152	173	150	194	164
Tricom finance receivables	—	4	26	—	—

Total recoveries	2,148	1,007	972	675	351

Net charge-offs	(2,722)	(5,450)	(5,617)	(4,647)	(3,405)

Balance at end of year	$34,227	25,541	18,390	13,686	10,433

Net charge-offs (recoveries) by category as a percentage of average loans in respective category:
Commercial and commercial real estate loans	0.06%	0.14%	0.12%	0.10%	0.15%
Home equity loans	—	0.08	—	(0.02)	—
Residential real estate loans	—	(0.01)	—	0.02	0.04
Consumer and other loans	0.13	0.34	0.44	0.05	0.18
Premium finance receivables	0.14	0.34	0.70	0.79	0.43
Indirect automobile loans	0.15	0.45	0.42	0.46	0.50
Tricom finance receivables	0.12	(0.02)	(0.08)	0.55	0.35

Total loans	0.07%	0.18%	0.24%	0.26%	0.24%

Net charge-offs as a percentage of the provision for loan losses	43.22%	49.55%	54.42%	58.82%	67.36%

Year-end total loans	$4,348,346	3,297,794	2,556,086	2,018,479	1,547,596
Allowance as a percentage of year-end loans	0.79%	0.77%	0.72%	0.68%	0.67%

(1)	In 2000, a $4.3 million loss was recognized related to a fraudulent loan scheme perpetrated against the Company’s premium finance subsidiary. The loss was reported as a separate line item in the non-interest expense section of the income statement. It was not reported as a charge-off since a valid lending relationship with the perpetrator had not been established.

100	Wintrust Financial Corporation

Management believes that the loan portfolio is well diversified and well secured, without undue concentration in any specific risk area. Loan quality is continually monitored by management and is reviewed by the Banks’ Boards of Directors and their Credit Committees on a monthly basis. Independent external reviews of the loan portfolio are provided by the examinations conducted by regulatory authorities and an independent loan review performed by an entity engaged by the Board of Directors. The amount of additions to the allowance for loan losses, which is charged to earnings through the provision of loan losses, is determined based on management’s assessment of the adequacy of the allowance for loan losses. Management evaluates on a quarterly basis a variety of factors, including actual charge-offs during the year, historical loss experience, delinquent and other potential problem loans, and economic conditions and trends in the market area in assessing the adequacy of the allowance for loan losses.

The allowance for loan losses as a percentage of total loans at December 31, 2004 and 2003 was 0.79% and 0.77%, respectively. As a percent of average total loans, total net charge-offs for 2004 and 2003 were 0.07% and 0.18%, respectively. While management believes that the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that future losses will not exceed the amounts provided for, thereby affecting future earnings.

In 2004, the Company refined its methodology for determining certain elements of the allowance for loan losses. This refinement resulted in allocation of the entire allowance to specific loan portfolio groupings. The Company maintains its allowance for loan losses at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of Watch List loans and actual loss experience, industry concentration, geographical concentrations, levels of delinquencies, historical loss experience including an analysis of the seasoning of the loan portfolio, changes in trends in risk ratings assigned to loans, changes in underwriting standards and other pertinent factors, including regulatory guidance and general economic conditions. The allowance for loan losses also includes an element for estimated probable but undetected losses and for imprecision in the credit risk models used to calculate the allowance. The methodology used in 2004 refined the process so that this element was calculated for each loan portfolio grouping. In prior years, this element of the allowance was associated with the loan portfolio as a whole rather than with a specific loan portfolio grouping. The Company reviews Watch List loans on a case-by-case basis to allocate a specific dollar amount of reserves, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial, commercial real estate, residential real estate, home equity, premium finance receivables, indirect automobile, Tricom finance receivables and consumer. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more frequently if deemed necessary.

The allowance for loan losses as of December 31, 2004, increased $8.7 million to $34.2 million from December 31, 2003, primarily due to $5.1 from acquired institutions and allowance allocated to internal growth of $469 million in the commercial and commercial real estate portfolio. The commercial and commercial real estate portfolios and the premium finance portfolio have traditionally experienced the highest level of charge-offs by the Company, along with the losses related to the indirect automobile portfolio.

Commercial and commercial real estate loans represent the largest loan category in the Company’s loan portfolio, accounting for 57% of total loans at December 31, 2004. Net charge-offs in this category totaled $1.2 million, or 0.06% of average loans in this category in 2004, and $2.0 million, or 0.14% of average loans in this category in 2003.

Premium finance receivable net charge-offs for the year ended December 31, 2004 totaled $1.1 million as compared to $2.2 million in 2003. Net charge-offs were 0.14% of average premium finance receivables in 2004 versus 0.34% in 2003. The decrease in the ratio of net charge-offs to average premium finance receivables in 2004 compared to 2003 and in 2003 compared to 2002 is indicative of improvement in the credit quality of this portfolio. The level of net charge-offs in 2004 and 2003 is very low by historical standards. As noted in the next section of this report, non-performing premium finance receivables as a percent of total premium finance receivables were 1.46% at December 31, 2004, 1.26% at December 31, 2003 and 1.50% at December 31, 2002.

In 2000, the Company recorded a pre-tax charge of $4.3 million as a result of fraud perpetrated against the Company’s premium finance subsidiary. This charge includes approximately $300,000 of professional fees associated with the Company’s pursuit of recovery of the loss as well as a partial recovery of $200,000. The $4.3 million

2004 Annual Report	101

charge was recorded on its own separate line item in the income statement. Management believes that it was appropriate to exclude this loss from the loan charge offs since a valid lending relationship with the perpetrator had not been established, and it would distort the Company’s historical loss experience.

Indirect auto loan net charge-offs decreased to $273,000 in 2004, compared to $764,000 in 2003 and $775,000 in 2002. Net charge-offs as a percentage of average indirect auto loans were 0.15% in 2004, 0.45% in 2003 and 0.42% in 2002.

Past Due Loans and Non-performing Assets

The following table classifies the Company’s non-performing loans as of December 31 for each of last five years. The information in the table should be read in conjunction with the detailed discussion following the table (dollars in thousands):

	2004	2003	2002	2001	2000

Loans past due greater than 90 days and still accruing:
Residential real estate and home equity	$—	—	32	168	—
Commercial, consumer and other	715	1,024	3,047	1,059	651
Premium finance receivables	3,869	3,439	2,198	2,402	4,306
Indirect automobile loans	280	313	423	361	397
Tricom finance receivables	—	—	—	—	—

Total loans past due greater than 90 days and still accruing	4,864	4,776	5,700	3,990	5,354

Non-accrual loans:
Residential real estate and home equity	2,660	3,217	711	1,385	153
Commercial, consumer and other	3,550	9,646	1,132	1,180	617
Premium finance receivables	7,396	5,994	4,725	5,802	3,338
Indirect automobile loans	118	107	254	496	221
Tricom finance receivables	—	—	20	104	—

Total non-accrual	13,724	18,964	6,842	8,967	4,329

Total non-performing loans:
Residential real estate and home equity	2,660	3,217	743	1,553	153
Commercial, consumer and other	4,265	10,670	4,179	2,239	1,268
Premium finance receivables	11,265	9,433	6,923	8,204	7,644
Indirect automobile loans	398	420	677	857	618
Tricom finance receivables	—	—	20	104	—

Total non-performing loans	18,588	23,740	12,542	12,957	9,683

Other real estate owned	—	368	76	100	—

Total non-performing assets	$18,588	24,108	12,618	13,057	9,683

Total non-performing loans by category as a percent of its own respective category:
Residential real estate and home equity	0.32%	0.48%	0.14%	0.39%	0.05%
Commercial, consumer and other	0.17	0.63	0.30	0.21	0.18
Premium finance receivables	1.46	1.26	1.50	2.36	2.44
Indirect automobile loans	0.23	0.24	0.38	0.47	0.30
Tricom finance receivables	—	—	0.10	0.57	—

Total non-performing loans	0.43%	0.72%	0.49%	0.64%	0.63%

Total non-performing assets as a percentage of total assets	0.29%	0.51%	0.34%	0.48%	0.46%

Allowance for loan losses as a Percentage of non-performing loans	184.13%	107.59%	146.63%	105.63%	107.75%

102	Wintrust Financial Corporation

Non-performing Residential Real Estate and Home Equity

The non-performing residential real estate and home equity loans totaled $2.7 million at December 31, 2004. The balance declined $557,000 from December 31, 2003. Each non-performing credit is well secured and in the process of collection. Management does not expect any material losses from the resolution of any of the credits in this category.

Non-performing Commercial, Consumer and Other

The commercial, consumer and other non-performing loan category totaled $4.3 million as of December 31, 2004. The balance in this category decreased $6.4 million from December 31, 2003. Management does not expect any material losses from the resolution of any of the relatively small number of credits in this category.

Non-performing Premium Finance Receivables

The table below presents the level of non-performing premium finance receivables as of December 31, 2004 and 2003, and the amount of net charge-offs for the years then ended.

	2004	2003

Non-performing premium finance receivables	$11,265	$9,433
- as a percent of premium finance receivables outstanding	1.46%	1.26%

Net charge-offs of premium finance receivables	$1,114	$2,159
- annualized as a percent of average premium finance receivables	0.14%	0.34%

The level of non-performing premium finance receivables as a percent of total premium finance receivables is up from the prior year-end level. As noted below, fluctuations in this category may occur due to timing and nature of account collections from insurance carriers. Management is comfortable with administering the collections at this level of non-performing premium finance receivables and expects that such ratios will remain at relatively low levels.

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

Non-performing Indirect Automobile Loans

Total non-performing indirect automobile loans were $398,000 at December 31, 2004, compared to $420,000 at December 31, 2003. The ratio of these non-performing loans to total indirect automobile loans was 0.23% at December 31, 2004 compared to 0.24% at December 31, 2003. As noted in the Allowance for Loan Losses table, net charge-offs as a percent of total indirect automobile loans were 0.15% for the year ended December 31, 2004 compared to 0.45% in the same period in 2003.

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

Credit Quality Review Procedures

The Company utilizes a loan rating system to assign risk to loans and utilizes that risk rating system to assist in developing an internal problem loan identification system (“Watch List”). The Watch List is used to monitor the credits as well as a means of reporting non-performing and potential problem loans. At each scheduled meeting of the Boards of Directors of the Banks and the Wintrust Board, a Watch List is presented, showing all loans that are non-performing and loans that may warrant additional monitoring. Accordingly, in addition to those loans disclosed under “Past Due Loans and Non-performing Assets,” there are certain loans in the portfolio which management has identified, through its Watch List, which exhibit a higher than normal credit risk. These credits are reviewed individually by management to determine whether any specific reserve amount should be allocated

2004 Annual Report	103

to each respective credit. However, these loans are still performing and, accordingly, are not included in non-performing loans. Management’s philosophy is to be proactive and conservative in assigning risk ratings to loans and identifying loans to be on the Watch List. The principal amount of loans on the Company’s Watch List (exclusive of those loans reported as non-performing) as of December 31, 2004 and December 31, 2003, was approximately $62.6 million and $27.4 million, respectively. The acquisitions of Northview and Town contributed $16.4 million of this year-over-year increase. We believe these loans are performing and, accordingly, do not cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Loan Concentrations

Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 2004, except for loans included in the premium finance operating segment.

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

104	Wintrust Financial Corporation

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to the Company’s projected growth, anticipated improvements in earnings, earnings per share and other financial performance measures, and management’s long-term performance goals, as well as statements relating to the anticipated effects on financial results of condition from expected developments or events, the Company’s business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and to open new branch offices, and to pursue additional potential development or acquisition of banks, wealth management entities or specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:

•	The level of reported net income, return on average assets and return on average equity for the Company will in the near term continue to be impacted by start-up costs associated with de novo bank formations, branch openings, bank acquisitions and expanded wealth management services. De novo banks typically require 13 to 24 months of operations before becoming profitable, due to the impact of organizational and overhead expenses, the startup phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. Similarly, the expansion of wealth management services will depend on the successful integration of these businesses into the Company’s banking locations.

•	The Company’s success to date has been and will continue to be strongly influenced by its ability to attract and retain senior management experienced in banking and financial services.

•	Although management believes the allowance for loan losses is adequate to absorb losses inherent in the existing portfolio of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses.

•	If market interest rates should move contrary to the Company’s gap position on interest earning assets and interest bearing liabilities, the “gap” will work against the Company and its net interest income may be negatively affected.

•	The financial services business is highly competitive which may affect the pricing of the Company’s loan and deposit products as well as its services.

•	The Company’s ability to adapt successfully to technological changes will affect its ability to compete effectively in the marketplace.

•	Future events may cause slower than anticipated development and growth of the Tricom business should the temporary staffing industry experience slowness.

•	Changes in the economic environment, competition, or other factors, may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and the pricing of loans and deposits and may affect the Company’s ability to successfully pursue acquisition and expansion strategies.

•	The conditions in the financial markets and economic conditions generally, as well as unforeseen future events surrounding the wealth management business, including competition and related pricing of brokerage, trust and asset management products.

•	Unexpected difficulties or unanticipated developments related to the integration of WestAmerica and Guardian with the Company.

•	Unexpected difficulties or unanticipated developments related to the Company’s newest de novo bank, Beverly Bank.

•	Unexpected difficulties or unanticipated developments related to the integration of Northview Financial Corporation, Town Bankshares, Ltd. and Antioch Holding Company and each of their subsidiaries with the Company.

•	Unexpected difficulties or unanticipated developments related to the pending acquisition of First Northwest Bancorp, Inc. and its wholly-owned subsidiary, First Northwest Bank, which is anticipated to occur by the second quarter of 2005.

2004 Annual Report	105

This page intentionally left blank.

106	Wintrust Financial Corporation

Leadership — Directors & Officers

Wintrust Financial Corporation

Directors

Peter D. Crist
Bruce K. Crowther
Joseph F. Damico
Bert A. Getz, Jr.
John S. Lillard (Chairman)
Paul J. Liska
James B. McCarthy
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

Robert F. Key
Executive Vice President/Marketing

Richard B. Murphy
Executive Vice President & Chief Credit Officer

David L. Stoehr
Executive Vice President &
Chief Financial Officer

Officers

David J. Galvan
James H. Bishop
Barbara A. Kilian
John S. Reagan
Michael A. Cherwin
Matthew E. Doubleday
Raj V. Nagarajan
Richard J. Pasminski
Jay P. Ross
Jolanta K. Slusarski
T. Tolbert Chisum
Stacey L. Herman
Arlene D. Hybl
Patricia L. Pappas
Helene A. Torrenga
Natalie A. Meissner
Grant A. Haughton

Lake Forest Bank & Trust Company

Directors

Jack Frigo
Harry Griffith
Randolph M. Hibben
Howard Kerr
Frances H. Krasnow
Robert T.E. Lansing
John S. Lillard
Frank Mariani
John J. Meierhoff
Albin F. Moschner
Joseph Pasquesi
Hollis W. Rademacher
Alison P. Ranney
J. Christopher Reyes (Honorary)
Ellen Stirling
Edward J. Wehmer
Maurice F. Dunne, Jr. (Emeritus)
Francis Farwell (Emeritus)
Eugene Hotchkiss (Emeritus)
Moris T. Hoversten (Emeritus)

Executive Officers

Randolph M. Hibben
Chairman & Chief Executive Officer

John J. Meierhoff
President

Rachele L. Wright
President-Bank of Highwood-Fort
Sheridan

Mary Beth Jones
President-West Lake Forest

Sandra McCraren
President-Highland Park Bank &
Trust

Loans

Kurt K. Prinz
Kathryn Walker-Eich
Caryn Levy
Stephen L. Madden
Janice C. Nelson
Jan Constantine
Lori Higgins
Thomas Littau
Stephen Milota
Gina Stec
Laura Cascarano
Patricia McNeilly
Michelle Parnell
Jacqueline M. Poland
Susan Potash
Maria Santello
Christopher Baker
Todd K. Grubich
Kimberly Greenfield
April Jensen

Personal Banking

Lynn Van Cleave
Thomas Groth
Twila D. Hungerford
Judy Moloney
Dennis Carani
Piera Dallabattista
Amy Boyle
Barbara Kubas
Christina Martoccio
Shilpa Patel
Heather Wicklund

Operations/Finance/Other

Mary Ann Gannon
Richard J. Pasminski
Margaret Zacher
Janet Traficanti
Kathleen E. Bickmore
Kelly Breasbois
Elizabeth Krumrey
Andrea Levitt
Jo Marie Loesch
Debra Nicholas
Carolyn P. Szymanski

Compliance/Audit

Mary Brown

2004 Annual Report	107

Hinsdale Bank & Trust Company

Directors

Peter D. Crist
Diane Dean
Donald Gallagher
Elise Grimes
Robert D. Harnach
Dennis J. Jones
Douglas J. Lipke (Special Advisor)
James B. McCarthy
James P. McMillin
Mary Martha Mooney
Richard B. Murphy
Margaret O’Brien Stock
Hollis W. Rademacher
Ralph J. Schindler
Robert Thompson
Edward J. Wehmer
Frank J. Murnane, Sr. (Emeritus)
Joel Nelson (Emeritus)

Executive Officers

Dennis J. Jones
Chairman & Chief Executive Officer

Richard B. Murphy
President & Chief Operating Officer

Roberta L. Head
President-Riverside Bank

David J. LaBrash
President-Clarendon Hills Bank

Stephen C. Pleimling
President-The Community Bank of
Western Springs

Michael G. Busse
President-Community Bank of
Downers Grove

Richard J. Mahoney
Executive Vice President/
Commercial Banking

Loans

Kelly Engelke
Edward J. Farrell
Mark Hale
Angela Lagerman
Kevin Mitzit
Patricia Uidl
Michael Gamble
Phyllis Long
Kay M. Olenec
Lori C. Ritzert
Jason N. Bledsoe
Kathy R. Oergel
Maria Chialdikis
Pat L. Gray
Robert D. Meyrick
Timothy S. Murphy
Richard J. Stefanski
Cora Mae Corley
Charlotte Hunt

Personal Banking/Operations

Anne M. O’Neill
Michelle A. Kennedy
Josefa Aguinaga
Holly A. Bishop
Natalie Brod
Esther Cook
Carol E. Franzo
Kim E. Fernandez
Michelle Paetsch
Janet Pleimling
Patricia A. Mayo
Nancy Moskus
Elizabeth D. Reis
Esther Scott
Rhonda M. Sippel

North Shore Community Bank & Trust Company

Directors

Gilbert W. Bowen
Gary A. Breidenbach
T. Tolbert Chisum
Gregory P. Crecos
Thomas J. Dammrich
John W. Haben
Randolph M. Hibben
Gayle Inbinder
Donald F. Krueger
Thomas J. McCabe
Marguerite Savard McKenna
Donald L. Olson
Hollis W. Rademacher
John J. Schornack
Ingrid S. Stafford
Edward J. Wehmer
Stanley R. Weinberger
Richard J. Witry
Maurice F. Dunne, Jr. (Emeritus)
James Fox (Emeritus)
Elizabeth C. Warren (Emertius)

Executive Officers

Randolph M. Hibben
Chairman

Gary A. Breidenbach
President & Chief Executive Officer

Donald F. Krueger
Executive Vice President &
Chief Operating Officer

James L. Sefton
Executive Vice President/Senior Credit Officer

Lauretta M. Burke
President-Skokie

Patrick Carroll
President-Winnetka

John S. Sneed
President-Sauganash

108	Wintrust Financial Corporation

North Shore Community Bank & Trust Company (continued)

Loans

John P. Burk
Robert Clausen
Gunnar N. Maehl
Jay Steiner
Ann T. Tyler
Richard Chan
Romelia Lemus
Steve Bailen
Jaki Pearl
Jamie Kane

Residential Real Estate

Mark A. Stec
Susan Mundy
Heidi Hillenbrand
Dawn Wilkinson

Personal Banking

Michael T. Donnelly
Leslie A. Niemark
Diane Schwartz
Eric I. Jordan
Pamela Leibsohn
James P. Waters
Mi Balderas
Elissa Blumenfeld
John Bodel
Beatrice Borre
Kimberly Swider
Melissa O’Malley
David Sweeney

Finance/Operations

John A. Barnett
Catherine W. Biggam
Jennifer A. Kocour
Angelica Escobar
Karin Jacobson
J. Robert Marrs

Libertyville Bank & Trust Company

Directors

Neville Carr
Bert Carstens
Joseph F. Damico
David A. Dykstra
Bert A. Getz, Jr.
Donald Gossett
Jeffrey Harger
Richard Nakon
William Newell
Hollis W. Rademacher
John N. Schaper
Jane Stein
Jack Stoneman
Edward J. Wehmer
Edward Werdell

Executive Officers

Bert Carstens
Chairman & Chief Executive Officer

Edward Werdell
President & Chief Operating Officer

Richard Gauthier
President-Mundelein Community Bank

Deborah Hudson
President-Lake Villa Community Bank

Crystal McClure
President-Wauconda Community Bank

Bradley Nickerson
President-Gurnee Community Bank

Brian Mikaelian
Executive Vice President/
Commerical Banking

Sharon Worlin
Executive Vice President/
Personal Banking

Commercial Banking

William Westerman
Betty Berg
John Brennan
Michael Buchert
David Hostman
Victor Krumm
Michael Murphy
Randolph Webster
Barbra Meyer
Christopher Robinson

Residential Real Estate

Thomas Eardley
Judy Franks
Christine Koch

Personal Banking

Ursula Schuebel
Karen Bouas
Bea Freeman
Catherine Hassenauer
Deborah Motzer
Barbara Nelson-Kick
Karen Schmidt
Angela Atterberry
Irene Huff
Cindy Tysland
Rachel Vincent
Mary Schumacher

Operations/Finance/Other

Lynn Wiacek
Joan DeRango
Emylene Adriano
Janet Ash
Joy Barroso
Michele Berg
Suzanne Chamberlain
Bruce Greenberg
Maria Hurtado
Dwayne Nicholson
Drew Kriston
Joyce Riley
Judith Whitt

2004 Annual Report	109

Barrington Bank & Trust Company, N.A.

Directors

James H. Bishop
Raynette Boshell
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Kathleen R. Horne
Peter Hyland
Carol M. Nelson
Sam Oliver
Hollis W. Rademacher
Peter P. Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Jon C. Stickney
Charles VanFossan
Edward J. Wehmer
Tim Wickstrom

Executive Officers

W. Bradley Stetson
Chairman & Chief Executive Officer

James H. Bishop
Vice Chairman

Jon C. Stickney
President

Michael P. McEllen
Executive Vice President/
Senior Loan Officer

Linda J. Schiff
Senior Vice President/Lending &
President-Community Advantage

Georgeanna Mehr
President-Hoffman Estates
Community Bank

Robert J. Shanahan
President-Palatine Bank & Trust

Loans

Marilynn M. Williams
John D. Haniotes
Burke A. Groom
Richard F. Wokoun
Michael J. Cibelli
Charlotte Neault
Peter J. Santangelo
Victor J. Galati
Carol J. Foy
Stacey Adams
Janet Huffman
Karen G. Smith
Kathy E. Zuniga

Personal Banking

Bridget Witt
Afroze Rahman
Christine M. Sherman
Lana A. Smart
Kim A. Mackey
Mary J. Tribuzio
Sophia Delgado

Finance

James Weiler
Gloria Frank

Operations

Jane M. Cook
Patricia Mitchell

Crystal Lake Bank & Trust Company, N.A.

Directors

Ronald Bykowski
Donald Franz
John W. Fuhler
Diana Kenney
Dorothy M. Mueller
Thomas J. Neis
Anthony Pintozzi Jr.
Ormel J. Prust
Hollis W. Rademacher
Candy Reedy
Nancy Riley
Robert Robinson
James N. Thorpe
Edward J. Wehmer (Chairman)
Henry L. Cowlin (Emeritus)

Executive Officers

James N. Thorpe
President & Chief Executive Officer

Pam Umbarger
Senior Vice President/Operations

Joseph L. McVicker
President-Cary Bank & Trust

Philip R. Oeffling
President-McHenry Bank & Trust

Ormel J. Prust
Executive Vice President-McHenry
Bank & Trust

Loans

Kevin W. Myers
Mark J. Peteler
Joan M. Bassak
Terrence W. Carroll
Rosemarie Smith
Brian R. Fowler

Personal Banking

Pamela L. Bialas
Karen Baker
Marybeth Barron
M. Catherine Druml

Operations/Finance

Jeffrey D. Hahnfeld
Peter S. Fidler
Linda VanEvery

110	Wintrust Financial Corporation

Northbrook Bank & Trust Company

Directors

Patrick J. Caruso
Daniel E. Craig
David A. Dykstra
Rockwood S. Edwards
Joel S. Garson
Amy C. Kurson
David P. Masters
Hollis W. Rademacher
Penelope J. Randel
Blair K. Robinson
Richard C. Rushkewicz
Todd W. Stetson
Edward J. Wehmer

Executive Officers

Richard C. Rushkewicz
Chairman & Chief Executive Officer

Blair K. Robinson
President

David P. Masters
Executive Vice President/
Senior Lending Officer

Jeffrey M. Thoelecke
Executive Vice President

Edward W. Bettenhausen
Senior Vice President

Kenneth E. Tremaine
Senior Vice President

Michael S. Abruzzini
President-Buffalo Grove Bank & Trust

Timothy McGrouary
Chief Financial Officer

Loans

William C. Cella
Joseph Frenzel
Kathryn A. Nellis
Kooi Lin Chaddah
John P. Durning
Susan Knight
“Burt” Miller
Kristine Miechowicki

Personal Banking

Mark J. Babicz
Martha Marra
Mickey Dunton
Marla S. Giblichman
Ann Johnson
Patricia A. Klingeman
Chris Kaiser
Dee Santucci
Nina Spektor

Compliance

Mary K. Hilbert

Finance

Erich Laumer

Operations

Sheila Allen
Corinne Dania
Rosemarie D. Mann
Rocio Castrejon
Carlos Vasquez

Beverly Bank & Trust Company, N.A.

Directors

Elnora D. Daniel
David A. Dykstra
Thomas J. Gibbons
Raymond M. Guerin
James E. Keaty
Raymond L. Kratzer
John V. McInery
Jo Anne C. Moss
Richard J. Murphy
Dennis C. O’Malley
James A. O’Malley
Thomas J. Schaffer
Michael J. Sise
David L. Stoehr
Edward J. Wehmer

Executive Officers

James A. O’Malley
Chairman & Chief Executive Officer

Dennis C. O’Malley
President

William T. Salamone
Executive Vice President &
Chief Operations Officer

Personal Banking

Dee V. Lawson

Loans

Gene T. Malfeo

Finance

John C. Colgan

2004 Annual Report	111

Advantage National Bank

Directors

Chad D. Arthur
Patrick S. DeMoon
Lee D. Garr
Henry Gianvecchi
Paul A. Katauskas
Keith J. Kotche
Edward N. Levato
Anthony C. Massaro
Gregg Newhuis
Branka Poplonski
Hollis W. Rademacher
Patrick J. Ranallo
Diane Sanders
Lisa C. Schmeh
Edwin F. Schwarzer
Harvey G. Seybold
Gayle Smolinski
Gerhardt E. Umlauf
Edward J. Wehmer (Chairman)

Executive Officers

Lisa C. Schmeh
President & Chief Executive Officer

Paul A. Katauskas
Senior Vice President & Chief
Financial Officer

Fred J. Gross, Jr.
Senior Vice President & Senior
Credit Officer

Commercial Loans

Mark C. Stetson
Dean Konick, Jr.
Stephen Wrobel
Jill Mollenkamp
Edeltraud V. Reed

Personal Banking & Residential Mortgages

Katrina L. Dobrovolny
Debra Agrusa
Alice Wolf
Donna Garrett

Operations & Finance

Renee M. Kirin
Helen A. Touchton
Lori Heuerman
Margarita Schelovitzky

Village Bank and Trust—Arllngton Heights

Directors

Peter J. Abruzzo
R. Kennedy Alger
Carl R. Anfenson
F. Matthew Baines
David W. Belconis
James H. Bishop (Vice Chairman)
Elizabeth A. Chartier
Kevin R. Hitzeman
Ross Ippolito
John J. Lopez
James R. McCarthy
Hollis W. Rademacher
Thomas H. Roth (Chairman)
Kristine M. Stabler
Donald J. Storino
Edward J. Wehmer

Executive Officers

R. Kennedy Alger
Vice Chairman &
Chief Executive Officer

Carl R. Anfenson
President

Elizabeth A. Chartier
Executive Vice President &
Chief Financial Officer

Officers

Norma L. Ahlstrand
Susan A. Puraleski
Matthew J. Salatino
Steven E. Schultz
David A. Gehrke
Agnes C. Roca

112	Wintrust Financial Corporation

Town Bank

Directors

William J. Hickmann
Roger L. Jensen
Jay C. Mack
Richard B. Murphy
Jeffrey A. Olsen
Frederick A. Orlando
Thomas B. Precia
Gary (Joe) D. Sweeney
Robert Trunzo
Edward J. Wehmer

Advisory Directors

Thomas Manthy
Dr. Janet Phillips
Michael J. Pretasky, Sr.

Executive Officers

Jay C. Mack
President & Chief Executive Officer

Jeffrey A. Olsen
Executive Vice President &
Chief Lending Officer

Randall R. Tiedt
Vice President &
Chief Financial Officer

Dennis Haefer
Madison Market President

Loans

Michael L. Archie
Susan M. Benish
Matt Fink
Michael Fitzsimmons
Sarah Grooms
Michael Hughes
Roger L. Jensen
Chris Rauch
Michael Stratton
Christopher Zirbes

Private Banking

Barb A. Anstey
Peggy S. Armstrong
Ralph Garcia
Daniel Hahn
Erin Hartman
Betsy Hessel
Steve Kleiss
Jennifer Johnson
Nicole Lang
Stephanie Murry
Kristina Rigden
Andrew Wiesner

Human Resources/Operations

Mary Buechner

Wheaton Bank & Trust Company

Directors

Cleve Carney
James Huck
Stacey J. Huels
James Mathieson
Richard B. Murphy
Michael Reese
Edward J. Wehmer

Executive Officers

Stacey J. Huels
President & Chief Executive Officer

Scott Brown
Senior Vice President/
Commerical Banking

Kevin Kelly
Senior Vice President/Operations

David Hack
Vice President/Personal Banking

Peter Sesin
Vice President/Controller

Loans

Kelli Wheeler

Personal Banking

Pricilla Hall
Erin Beran
Barb Bibbiano
Cynthia DaRosa
Adrianna Dominguez
David Proudfoot
Vickie Sandhop
Terri Spizzirri

Operations

Lisa Jaeschke
Wendy Vach

2004 Annual Report	113

State Bank of The Lakes

Directors

William A. Churchill
David A. Dykstra
Richard A. Gelden
James C. Hamlin
James B. Kinney
Michael J. Perrone
Hollis W. Rademacher
John C. Siegmeier
Claude M. Smith
John J. Thelen

Executive Officers

James B. Kinney
President & Chief Executive Officer

Kurt Duehr
Executive Vice President

Roger Manderscheid
Executive Vice President

Lending

Cindy Hughes
A.J. “Gus” Marchetti
DeeDee Palmer
Tim Perry
Beverly Terry
Ken Wermeling

Retail Banking

Connie Barszcz
Sheila Jaszkowski
Kristen Kindl
Mary Meyer

Operations

Nanci Ahlquist
Cheryl Barbera
Tracie Baker
Carolyn Blanchette
Michael Brown
Sandy Duehr
Mike Johnson
Bob Kaiser
Rosemary Kilimnik
Ed Roach
Venus Salak

WestAmerica Mortgage Company

Directors

Laurence J. Bryar
David A. Dykstra
Richard P. George
Peter P. Rusin
Robert J. Santostefano
George L. Schueppert
W. Bradley Stetson
Jon C. Stickney
Edward J. Wehmer

Executive Officers

Richard P. George
Chief Executive Officer

Laurence J. Bryar
President

Robert J. Santostefano
Chief Operating Officer

Patricia Hunt
Senior Vice President

John David Hrobon
Senior Vice President

Officers

Terre Perry
Michael Drumm
Maureen Bryar
Joyce Grudzien
Kathleen Belyea
Steve Yeager
Vida Zinkus
Sherri Smith

Northview Mortgage, L.L.C.

Officers

Joseph E. Miles
President

George J. Kaiser, III
Senior Vice President

114	Wintrust Financial Corporation

Wayne Hummer Investments, L.L.C.

Directors

Steven R. Becker
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Keith Koetche
Laura A. Kogut
Raymond L. Kratzer
John S. Lillard
Robert L. Meyers
Hollis W. Rademacher
Edward J. Wehmer (Chairman)
Richard Wholey

Executive Officers

James F. Duca, II
President & Chief Executive Officer

Laura A. Kogut
Executive Vice President &
Chief Operations Officer

William J. Reilly
Chief Financial Officer

Elliott Silver
Chief Compliance Officer

Investments

E.J. Orr
Linda Becker
Steven R. Becker
Philip M. Burno
W. Douglas Carroll
Daniel G. Hack
Philip W. Hummer
William B. Hummer
Richard J. Kosarek
Raymond L. Kratzer
Luigi E. Mancusi
David P. Poitras
Richard Wholey
Jeannette Adcock
H. Flagg Baum
Victor Baum
Todd Bessey
Peder Culver
John Fritzell
Jeffry P. Kraus
J. Daniel Hansen
Robert A. Hon
Patricia A. Marsh
Tim Notaro
P. Scott Park
Joseph A. Piekarczyk
Brian Siegel
Floyd Siegel
Scott Steinhorst
Ronald A. Tyrpin
Errett Van Nice
Lawrence H. Weisz
Jean Williams
James J. Bann
David M. Bruskin
Vincent Cannova
Paul Cetera
Steven Diamond
Larry Doody
John Frazak
Thomas J. Fulscher
Shawn Gretzinger
Donald A. Kennedy
Gerard B. Kostuk
Grove N. Mower
Robert A. Stuber
Scott W. Turner

Marketing

Kellie Dolliver

Operations

Kathy Darcy
Mary McCarthy
Marylin Hederman
Thomas Kiernan
Steve Raschke
William Reynolds
Matthew Stasko
Mariusz Niedbalec
Cecilia Brunetti
Leonard Smith
Anna Solus
Paul Wascher
James Zaczyk
Lynn Reynolds

Finance/Administration

Sarah Wen
Jelena Stavanovic
Maureen Valentine
Stephanie Field

Compliance

James Sommerfield
Meghan Matus

Information Techonology

Paul Carroll
Raymond Baniewicz
Simona Mihai
Joel Parrett
Arthur Martin

2004 Annual Report	115

Focused Investments, L.L.C.

Directors

James F. Duca, II
David A. Dykstra
Laura A. Kogut (Chairman)
Raymond L. Kratzer
Edward J. Wehmer

Executive Officers

Laura A. Kogut
President & Chief Executive Officer

Officers

Jenny J. Charles
Tom Stamborski
Michelle Biondo
Lisa Newman

Wayne Hummer Trust Company, N.A.

Directors

Joseph Alaimo (Chairman)
Mark H. Dierkes
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Raymond L. Kratzer
John S. Lillard
Sandy A. Lincoln
David P. Poitras
Hollis W. Rademacher
James P. Richter
Thomas J. Rowland
Richard P. Spicuzza
Edward J. Wehmer (Vice
Chairman)
Stanley R. Weinberger

Executive Officers

James F. Duca, II
President & Chief Executive Officer

Laura A. Kogut
Chief Operations Officer

Officers

Robert Mayo
Robert L. Meyers
James P. Richter
Samuel Carpenter
Kenneth H. Cooke
David D. Cox
Jennifer L. Czerwinski
Kathy Darcy
Mark H. Dierkes
Edward W. Edens
Susan C. Gavinski
Amy G. Howes
Ethel R. Kaplan
Elizabeth Karabatsos
Gerard B. Leenheers
Anita E. Morris
Laura H. Olson
Thomas J. Rowland
Sandra L. Shinsky
Kay Stevens
Ann Wiesbrock
Maria Bora
Linda Pitrowski
Virginia Primack
Judith McAndrew

Wayne Hummer Asset Management Company

Directors

Joseph Alaimo
Mark H. Dierkes
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Raymond L. Kratzer
John S. Lillard
Sandy A. Lincoln
David P. Poitras
Hollis W. Rademacher
James P. Richter
Thomas J. Rowland
Richard P. Spicuzza
Edward J. Wehmer
Stanley R. Weinberger

Executive Officers

James F. Duca, II
President & Chief Executive Officer

Sandy A. Lincoln
Chief Market Strategist

William J. Reilly
Chief Financial Officer

Officers

Mark H. Dierkes
Philip W. Hummer
Robert L. Meyers
David P. Poitras
James P. Richter
Thomas J. Rowland
David D. Cox
David J. Galvan
Richard O’Hara
Amy G. Howes
Damaris E. Martinez
Jean M. Maurice

116	Wintrust Financial Corporation

First Insurance Funding Corp.

Directors

Frank J. Burke
David A. Dykstra
Robert T. E. Lansing
Hollis W. Rademacher
John N. Schaper
Edward J. Wehmer (Chairman)

Executive Officers

Frank J. Burke
President & Chief Executive Officer

Robert G. Lindeman
Executive Vice President/
Information Technology

Mark A. Steenberg
Executive Vice President/Operations

Finance/Marketing/Operations

Michelle H. Perry
John W. Dixon
Matthew E. Doubleday
Mark C. Lucas
G. David Wiggins
Kimberly J. Malizia
Amy J. Evola
Russell L. Goldstein
Whitney E. Bergfeld
Alex E. Beagles
Danny L. Maloney
David S. Nusbaum

Agency Lending

Kathryn Walker-Eich

Tricom

Directors

Julie Ann Blazei
David A. Dykstra
Dennis J. Jones
John Leopold (Chairman)
Hollis W. Rademacher
James McMillin
Edward J. Wehmer
Marge Stock
Ralph Schindler

Senior Staff

Julie Ann Blazei
President

Rick Gehrke
Director of Cash Management

Mary Jo Heim
Director of Accounting

Linda Walsch
Director of Payroll Services

Sandra Sell
Director of Credit Management

Wintrust Information Technology Services Company

Directors

Lloyd M. Bowden
Paul Carroll
James F. Duca, II
David A. Dykstra
Mary Ann Gannon
Donald F. Krueger
Robert G. Lindeman
David P. Masters
Richard B. Murphy
Linda J. Schiff
Brian Schwartz
Jolanta K. Slusarski
Pam Umbarger

Executive Officers

Lloyd M. Bowden
President & Chief Executive Officer

Candace M. Schulze
Vice President/Banking Services

Michael F. Govert
Vice President/Operations

Senior Staff

Dennis L. Brower
Susan M. Greffin
Tara Delaney-Grimes
Carol M. Hahn
Ronald D. Henriksen
Lisa A. Knabach
Colleen A. Kocher
Elizabeth K. Pringle
Donna M. Rehs
Glenn W. Ritchie

2004 Annual Report	117

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
Highwood, IL 60040
847-266-7600
www.bankofhwfs.com

Highland Park Bank & Trust
1949 St. Johns Avenue
Highland Park, IL 60035
847-432-9988

Highland Park Bank & Trust – Ravinia

643 Roger Williams Ave.
Highland Park, IL 60035
847-266-0300

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
Downers Grove, IL 60515
630-968-4700
www.downersgrovebank.com

North Shore Community Bank & Trust Company

www.nscbank.com

Wilmette Locations

Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
847-853-1145

Drive-thru
720 12th Street
Wilmette, IL 60091

4th & Linden Walk-up
351 Linden Ave
Wilmette, IL 60091

Glencoe Locations

362 Park Avenue
Glencoe, IL 60022
847-835-1700

Drive-thru
633 Vernon Avenue
Glencoe, IL 60022

Winnetka

576 Lincoln Avenue
Winnetka, IL 60093
847-441-2265

Skokie

7800 Lincoln Avenue
Skokie, IL 60077
847-933-1900

Sauganash

4343 West Peterson Avenue
Chicago, IL 60646

118	Wintrust Financial Corporation

Libertyville Bank & Trust Company

www.libertyvillebank.com

Libertyville Locations

Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
847-367-6800

Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
847-247-4045

South Libertyville
1200 South Milwaukee Avenue
Libertyville, IL 60048
847-367-6800

Wauconda Community Bank

Main Bank
495 West Liberty Street
Wauconda, IL 60084
847-487-2500
www.waucondabank.com

Drive-thru
1180 Dato Lane
Wauconda, IL 60084
847-487-3770

Gurnee Community Bank

4611 Old Grand Avenue
Gurnee, IL 60031
847-625-3800
www.gurneebank.com

Lake Villa Community Bank

345 South Milwaukee Avenue
Lake Villa, IL 60046
847-265-0300
www.lakevillabank.com

Mundelein Community Bank

1110 W. Maple Avenue
Mundelein, IL 60060
847-837-1110
www.mundeleinbank.com

Barrington Bank & Trust Company, N.A.

www.barringtonbank.com

Barrington Locations

Main Bank
201 S. Hough Street
Barrington, IL 60010
847-842-4500

Northwest Highway
233 W. Northwest Highway
Barrington, IL 60010
847-381-1715

Mortgage Department
202 S. Cook Street
Barrington, IL 60010
847-842-4674

Community Advantage

202 S. Cook Street
Barrington, IL 60010
847-842-7980
www.community-advantage.com

Hoffman Estates Community Bank

1375 Palatine Road
Hoffman Estates, IL 60195
847-963-9500
www.hecommunitybank.com

Palatine Bank & Trust

109 W. Slade Street
Palatine, IL 60067
847-963-0047
www.palatinebank.com

Crystal Lake Bank & Trust Company, N.A.

www.crystallakebank.com

Crystal Lake Locations

Main Bank
70 N. Williams Street
Crystal Lake, IL 60014
815-479-5200

Drive-thru
27 N. Main Street
Crystal Lake, IL 60014

South Crystal Lake
1000 McHenry Avenue
Crystal Lake, IL 60014
815-479-5715

McHenry Bank & Trust

2205 N. Richmond Rd.
McHenry, IL 60050
815-344-6600
www.mchenrybank.com

Cary Bank & Trust

60 East Main Street
Cary, IL 60013
847-462-8881
www.carybank.com

NorthAmerican Aviation Finance

70 N. Williams St.
Crystal Lake, IL 60014
1-877-FLYMONEY
www.namaf.com

2004 Annual Report	119

Northbrook Bank & Trust Company

www.northbrookbank.com

Main Bank
1100 Waukegan Road
Northbrook, IL 60062
847-418-2800

Buffalo Grove Bank & Trust

200 N. Buffalo Grove Road
Buffalo Grove, IL 60089
847-634-8400
www.buffalogrovebank.com

Northview Bank & Trust

245 Waukegan Road
Northfield, IL 60093
847-446-0245
www.northview.com

Orchard Office

1751 Orchard Lane
Northfield, IL 60093
847-441-1751

Advantage National Bank

www.advantagenationalbank.com

Main Bank
75 East Turner Avenue
Elk Grove Village, IL 60007
847-364-0100

Roselle Facility

1350 West Lake Street
Roselle, IL 60172
630-529-0100

Village Bank and Trust – Arlington Heights

Main Bank
311 South Arlington Heights Road
Arlington Heights, IL 60005
847-483-6000

Prospect Heights Facility

1854 East Rand Road
Prospect Heights, IL 60070

Beverly Bank & Trust Company, N.A.

www.thebeverlybank.com

1908 West 103rd Street
Chicago, IL 60643
773-239-2265

Town Bank

www.townbank.us

Town Bank of Delafield
400 Genesee Street
Delafield, WI 53018
262-646-6888

Town Bank of Madison
10 W. Mifflin Street
Madison, WI 53703
608-282-4840

Wheaton Bank & Trust Company

www.wheatonbank.com

211 South Wheaton Avenue
Wheaton, IL 60187
630-690-1800

State Bank of The Lakes

www.thisisyourbank.com

Antioch

440 Lake Street
Antioch, IL 60002
847-395-2700

Lindenhurst

2031 Grand Avenue
Lindenhurst, IL 60046
847-356-5700

Grayslake

50 Commerce Drive
Grayslake, IL 60030
847-548-2700

Spring Grove

1906 Holian Drive
Spring Grove, IL 60081
815-675-3700

McHenry

2730 W. Route 120
McHenry, IL 60050
815-344-5100

Wayne Hummer Wealth Management

     Wayne Hummer Investments, L.L.C.
     Wayne Hummer Trust Company, N.A

     Wayne Hummer Asset Management Company

www.whummer.com

300 South Wacker
Suite 1500
Chicago, IL 60606
312-431-1700

201 South Hough Street
Barrington, IL 60010
847-304-5938

1908 West 103rd Street
Chicago, IL 60643
773-239-2265

75 East Turner Avenue
Elk Grove Village, IL 60007
847-364-0100

25 East First Street
Hinsdale, IL 60521
630-655-8485

727 North Bank Lane
Lake Forest, IL 60045
847-482-8435

810 South Waukegan Avenue
Lake Forest, IL 60045
847-482-8469

1200 South Milwaukee Avenue
Libertyville, IL 60048
847-367-6800

2205 N. Richmond Rd.
McHenry, IL 60050
815-344-6600

1100 Waukegan Road
Northbrook, IL 60062
847-418-2800

1000 Hillgrove Avenue
Western Springs, IL 60558
708-246-7100

720 12th Street
Wilmette, IL 60091
847-853-2093

200 East Washington St.
Appleton, WI 54911
920-734-1474

120	Wintrust Financial Corporation

Wayne Hummer Wealth Management (continued)

417 Genesee Street
Delafield, WI 53018
262-646-3154

Focused Investments L.L.C.

www.focusedinvestments.com

300 South Wacker
Suite 1680
Chicago, IL 60606
312-431-1700

FIRST Insurance Funding Corp.

www.firstinsurancefunding.com

450 Skokie Blvd., Suite 1000
Northbrook, IL 60062
847-374-3000

Tricom, Inc. of Milwaukee

www.tricom.com

16866 W. Lisbon Road
Menomonee Falls, WI 53051
262-509-6200

WestAmerica Mortgage Company

Colorado Corporate Headquarters

5655 South Yosemite Street, Suite 460
Greenwood Village, Colorado 80111
303-771-2800

Illinois Corporate Headquarters

1 South 660 Midwest Rd., Suite 100
Oakbrook Terrace, Illinois 60181
630-916-9299

Branch Offices

Mesa, AZ
Peoria, AZ
Phoenix, AZ
Scottsdale, AZ
Tucson, AZ
Walnut Creek, CA
Fort Myers, FL
Jacksonville, FL
Chicago, IL
Elgin, IL
Gurnee, IL
Matteson, IL
Oak Lawn, IL
Oakbrook Terrace, IL
Schaumburg, IL
Tinley Park, IL
Overland Park, KS
Topeka, KS
Charlotte, NC
Ocean, NJ
Las Vegas, NV
Beaverton, OR

Wintrust Information Technology Services Company

851 North Villa Ave.
Villa Park, IL 60181
630-516-4060

2004 Annual Report	121

Corporate Information

Public Listing and Market Symbol

The Company’s Common Stock is traded on The Nasdaq Stock Market® under the symbol WTFC. The stock abbreviation appears as “WintrstFnl” in the Wall Street Journal.

Website Location

The Company maintains a financial relations internet website at the following location: www.wintrust.com

Annual Meeting of Shareholders

May 26, 2005
10:00 a.m.
Michigan Shores Club
911 Michigan Avenue
Wilmette, Illinois
Corporate Information

Form 10-K

The Form 10-K Annual Report to the Securities and Exchange Commission will be available to holders of record upon written request to the Secretary of the Company. The information is also available on the Internet at the Securities and Exchange Commission’s website. The address for the web site is: http://www.sec.gov.

Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Telephone: 312-427-2953
Facsimile: 312-427-2879

Current Market Makers Writing
Research On Wintrust Financial
Corporation Common Stock

•	A.G. Edwards & Sons

•	FTN Midwest Securities Corp.

•	Howe Barnes Investments, Inc.

•	Moors & Cabot, Inc.

•	Piper Jaffray & Co.

•	Raymond James & Associates

•	RBC Capital Markets

•	Ryan Beck & Co.

•	Sandler O’Neill & Partners

•	Sidoti and Company

•	Stifel, Nicolaus & Company, Inc.

122	Wintrust Financial Corporation