Form 10-K, Exhibit 13
period 2005-12-31
WINTRUST FINANCIAL CORP
filed 2006-03-31
CIK 1015328

Exhibit 13.1
2005—Another Year of Solid Growth for Wintrust

Highlights

•	Earnings grew 31%

•	Diluted earnings per share grew 18%

•	Net revenue grew 28%

•	Net interest income grew 37%

•	Total assets grew 27%

•	Total deposits grew 32%

•	Total loans grew 20%

•	Total equity grew 32%

•	Book value per common share grew 20%

•	Dividends paid per share grew 20%

•	Return on average equity was 11.00%

•	Return on average assets stood at 0.88%

•	Successfully completed the acquisitions of

- State Bank of The Lakes

- First Northwest Bank

•	13 bank charters

•	23 total operating subsidiaries

•	Bank charter #14 de novo launch in early 2006

- Old Plank Trail Community Bank

•	Another acquisition scheduled to close in early 2006

- Hinsbrook Bank & Trust

•	Opened 12 net new banking facilities in Illinois and Wisconsin
Contents

2	Selected Financial Trends
3	Selected Financial Highlights
4	To Our Fellow Shareholders
9	Overall Financial Performance
12	Wintrust Banking Locations
13	Bank Brands We Market
14	Other Wintrust Locations
15	Banking, Wealth Management and Other Companies Update
21	Growth and Earnings Strategies
27	Acquisition Strategy
28	Report on Management’s Assessment of Internal Control Over Financial Reporting
30	Consolidated Financial Statements
34	Notes to Consolidated Financial Statements
67	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
68	Management's Discussion and Analysis
105	Leadership—Directors & Officers
114	Corporate Locations
118	Corporate Information
Who Is Wintrust?
For those of you new to our family, here is a brief description of who we are and what we do:
Wintrust Financial Corporation is a financial holding company headquartered in Lake Forest, Illinois, with total assets of $8.2 billion as of December 31, 2005. At the end of 2005, Wintrust operated 13 community banks located in the greater Chicago and southern Wisconsin areas with 62 banking facilities. Of our 13 banking charters, eight were de novo banks started by Wintrust and five have been acquisitions. Our banks provide community-oriented personal and commercial banking services. Our wealth management companies provide trust, asset management and brokerage services to clients primarily located in the Midwest. We also originate and purchase residential mortgage loans, many of which are sold into the secondary market. And we are involved in specialty lending through operating subsidiaries or divisions of the Company’s banks. Our specialty lending niches include commercial insurance premium finance, accounts receivable financing and administrative services to the temporary staffing industry, condominium association lending, aircraft lending and indirect auto lending.

We have always had a policy of presenting our goals, objectives and financial results in an up front manner to our shareholders. In this annual report, we are confirming our policy of reporting thoroughly the financial results, accounting policies and objectives of Wintrust Financial Corporation and our operating subsidiaries. We hope you enjoy the report.

Selected Financial Trends

Note: M=Million

2	Wintrust Financial Corporation

Selected Financial Highlights

	Years Ended December 31,
	2005	2004	2003	2002	2001

	(dollars in thousands, except per share data)
Selected Financial Condition Data (at end of year):
Total assets	$8,177,042	$6,419,048	$4,747,398	$3,721,555	$2,705,422
Total loans	5,213,871	4,348,346	3,297,794	2,556,086	2,018,479
Total deposits	6,729,434	5,104,734	3,876,621	3,089,124	2,314,636
Notes payable	1,000	1,000	26,000	44,025	46,575
Federal Home Loan Bank advances	349,317	303,501	144,026	140,000	90,000
Subordinated notes	50,000	50,000	50,000	25,000	—
Long-term debt — trust preferred securities	230,458	204,489	96,811	50,894	51,050
Total shareholders’ equity	627,911	473,912	349,837	227,002	141,278

Selected Statements of Operations Data:
Net interest income	$216,759	$157,824	$120,492	$98,128	$74,014
Net revenue(1)	310,316	243,276	193,084	158,800	102,812
Net income	67,016	51,334	38,118	27,875	18,439
Net income per common share — Basic	2.89	2.49	2.11	1.71	1.34
Net income per common share — Diluted	2.75	2.34	1.98	1.60	1.27
Cash dividends declared per common share	0.24	0.20	0.16	0.12	0.093

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin	3.16%	3.17%	3.20%	3.34%	3.49%
Core net interest margin (2)	3.37	3.31	3.32	3.51	3.73
Non-interest income to average assets	1.23	1.57	1.76	1.89	1.24
Non-interest expense to average assets	2.62	2.86	2.98	3.30	2.83
Net overhead ratio (3)	1.39	1.30	1.22	1.41	1.59
Efficiency ratio (4)	63.97	64.45	63.52	66.41	63.66
Return on average assets	0.88	0.94	0.93	0.87	0.79
Return on average equity	11.00	13.12	14.36	14.76	15.24

Average total assets	$7,587,602	$5,451,527	$4,116,618	$3,212,467	$2,328,032
Average total shareholders’ equity	609,167	391,335	265,495	188,849	120,995
Ending loan-to-deposit ratio	77.5%	85.2%	85.1%	82.7%	87.2%
Average loans to average deposits ratio	83.4	87.7	86.4	88.5	87.4
Average interest earning assets to average interest bearing liabilities	108.83	109.89	109.68	109.86	109.35

Asset Quality Ratios:
Non-performing loans to total loans	0.50%	0.43%	0.72%	0.49%	0.64%
Non-performing assets to total assets	0.34	0.29	0.51	0.34	0.48
Allowance for credit losses(5) to:
Total loans	0.78	0.79	0.77	0.72	0.68
Non-performing loans	155.69	184.13	107.59	146.63	105.63

Common Share Data at end of year:
Market price per common share	$54.90	$56.96	$45.10	$31.32	$20.38
Book value per common share	$26.23	$21.81	$17.43	$13.19	$9.72
Common shares outstanding	23,940,744	21,728,548	20,066,265	17,216,270	14,531,665

Other Data at end of year:
Number of:
Bank subsidiaries	13	12	9	7	7
Non-bank subsidiaries	10	10	7	7	3
Banking offices	62	50	36	31	29

(1)	Net revenue is net interest income plus non-interest income.

(2)	The core net interest margin excludes the effect of the net interest expense associated with the Company’s Long-Term Debt — Trust Preferred Securities.

(3)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(4)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenues (less securities gains or losses). A lower ratio indicates more efficient revenue generation.

(5)	The allowance for credit losses includes both the allowance for loan losses and the allowance for lending-related commitments.

2005 Annual Report	3

To Our Fellow Shareholders,

Welcome to Wintrust Financial Corporation’s tenth annual report. And thank you for being a shareholder.
We Have Come a Long Way
When our first bank opened in 1991, we strongly believed in a simple, but powerful concept—introducing and operating a network of locally run community banks that really do provide better customer service than the big bank alternatives. Little did we know that this would quickly grow into a family of 23 companies with over 1,600 full-time equivalent employees serving over 250,000 client relationships.
$8 Billion at Such a Young Age
In 2005, Wintrust again generated record growth in net income (up $15.7 million or 31%), net revenue (up $67.0 million or 28%), assets (up $1.8 billion or 27%), deposits (up $1.6 billion or 32%), and loans (up $866 million or 20%). And once again, Wintrust is one of the fastest growing financial services groups in the U.S. in terms of the rate of growth of both earnings and assets.
Investing in Long-term Growth
Not only do we strive to grow earnings in the short term, but we invest much of our profits in long-term growth. In 2005, Wintrust continued to invest heavily in expanding its banking, wealth management, and non-banking companies, both on a de novo and acquisition basis. We think this investment pays off in terms of greater long-term earnings and franchise value for our shareholders.
Banking Expansion
Through de novo openings and acquisitions, we expanded our community banking franchises by adding a record 12 new banking facilities in key Chicago and southern Wisconsin areas. This expansion helped Wintrust gain entry into some important markets and should generate greater income in future periods as our young banks and branches mature.
Wintrust completed two bank acquisitions in 2005—Antioch Holding Company (January) and First Northwest Bancorp, Inc. (March). We welcome their employees, customers and shareholders to the Wintrust family.
Antioch Holding Company was the parent company of State Bank of The Lakes (SBOTL). SBOTL, which is over 100 years old, has locations in Antioch, Lindenhurst, Grayslake, Spring Grove and McHenry, Illinois that significantly expand Wintrust’s community banking network into northern Lake County and McHenry County.
First Northwest Bancorp was the parent company of First Northwest Bank (opened in 1995 as a de novo bank) with two locations in Arlington Heights, Illinois. In 2005, First Northwest Bank merged with our Village Bank and Trust Company-Arlington Heights to form the new Village Bank & Trust. This gives us four banking locations and a significant market share in this important banking market.
In December, Wintrust announced an agreement to acquire Hinsbrook Bancshares, Inc., the parent company of Hinsbrook Bank & Trust with five Illinois banking locations in Willowbrook, Downers Grove, Darien, Glen Ellyn and Geneva. Hinsbrook Bank & Trust began operations as a de novo bank in 1987 and had total assets of approximately $500 million as of December 31, 2005. We anticipate consummating the acquisition of Hinsbrook Bank in the second quarter of 2006.
Expanding Wealth Management Distribution
We continue to invest in the expansion of the wealth management side of our business. In 2005, we added Wayne Hummer Financial Advisors to more Wintrust banking offices and now have Wayne Hummer wealth management representatives in 20 offices, including Antioch, Barrington, Beverly, Chicago, Downers Grove, Elk Grove Village, Gurnee, Highland Park, Hinsdale, Lake Forest, Libertyville, McHenry, Northbrook, Northfield, Western Springs, West Lake Forest, Wilmette and Wheaton, Illinois, as well as, Appleton and Delafield, Wisconsin.

4	Wintrust Financial Corporation

In 2005, we also converted to a state-of-the-art trading and investment management platform that gives our Financial Advisors best-in-class research and technology, and provides our clients with many more sophisticated financial planning and investment options. Wayne Hummer now can offer not only their superior class of customer service, but a best-in-class investment platform. Additionally, the conversion to a new trading platform allowed us to reduce some of the fixed costs associated with our prior self-clearing platform. Our expense structure is now more variable in nature so that operational costs should be more closely aligned with actual trading volumes.
Additional Authorized Shares to Support Future Growth
In July 2005, our shareholders voted to increase the number of authorized shares of the Company’s common stock from 30 million to 60 million. These additional shares will give the Board greater flexibility to declare common stock splits or stock dividends, if desirable, and still leave sufficient shares available for issuance in connection with potential acquisitions, financings, employee benefits and for other general corporate purposes. These newly authorized shares of common stock will not affect the rights, such as voting and liquidation rights, of the shares of common stock currently outstanding.
Our capital position remains strong and we will responsibly use our capital to grow long-term shareholder value.
Our People Are Our Real Advantage
What really separates us from the bigger commoditizing competitors? It’s our people...and the superior customer service they deliver. Many of our employees are owners, and as such, are personally invested in delivering our unique brand of superior service. We hire smart, entrepreneurial and motivated employees, who very much believe in our golden rule—treat others like you would like to be treated. And our customers and clients appreciate the quality service these terrific employees provide.
Many, Many Thanks
We owe our success to our employees, our management teams, our directors, our shareholders, and most importantly, our customers. So, some well deserved “thank yous” are due.
We’d like to start by thanking our employees and those who joined our Wintrust family from our merger with State Bank of The Lakes and First Northwest Bank. Our dedicated employees provide our customers and clients the best service around, bar none. Thank you.
And thanks to our management teams. Your passion, leadership, and tireless efforts have enabled your company and our corporation to rank amongst the best. Thank you.

Senior Management team at annual strategic planning conference.
And thank you to our more than 200 directors of Wintrust Financial Corporation and its subsidiaries for their commitment, wise counsel, and community involvement. Thank you.
Thanks as well to our shareholders for keeping us focused on what we do best—profitably growing our franchises by delivering superior service and products uniquely positioned to meet customer needs.
And finally, thank you to our customers—banking, lending, mortgage, investment, asset management, trust,

2005 Annual Report	5

premium finance, employment agencies—for trusting us with your financial affairs. Without you, we don’t exist. Thank you.
Growth Plans for 2006
Our recipe for growing our franchise value works. We have been able to increase assets and earnings to record levels by sticking to our game plan. In 2006, we plan to continue to expand our banking, wealth management and other financial services franchises.
Plans are being developed or construction is underway for fourteen new or improved banking facilities. This includes the planned opening of our newest de novo bank, Old Plank Trail Community Bank. This is a unique bank launch for Wintrust in that we plan to open three southwest Chicago suburban banking facilities in a short period of time, under the same bank charter. Old Plank Trail is a historic corridor that connects the three very fast growing suburbs of Frankfurt, Mokena, and New Lenox, Illinois.
We will continue to expand our Wayne Hummer wealth management franchise. Our strategy of recruiting experienced financial advisors who want to leave the larger regional, national or multi-national investment firms for the opportunity to work locally for the more entrepreneurial Wayne Hummer Wealth Management group is picking up steam. We are finding our new sophisticated trading platform provides a terrific recruiting edge that we previously did not have available to us.
Our other financial subsidiaries—FIRST Insurance Funding, Tricom, and WestAmerica—also have exciting growth plans in store for 2006.
Challenges Ahead
Consistent with our policy of presenting our financial results in an up front manner to our shareholders, 2005 was not without some challenges. Strong earnings growth was dampened by slightly slower loan growth. We have consistently told you that we desire to have a loan-to-deposit ratio of approximately 85%–90%, but at year-end 2005, this ratio stood at 78%. This slower growth in our loan portfolio was a result of a more competitive credit market in the form of lower rates and less stringent credit standards.
It is our firm belief that lowering our credit standards to gain greater revenue is not worth the long term risk. As U.S. Army General Omar Bradley once said “set your course by the stars, not by the lights of every passing ship.” We believe following this advice will bode well for Wintrust as we stay true to our sound underwriting standards and do not loan money with questionable credit terms because others are doing it. To the extent that the real estate market or economy slow, we believe that following our “course” will prove to be prudent.
We are working diligently to safely build the loan portfolio back to our desired levels by actively recruiting experienced loan officers from other financial institutions. Many loan officers from larger banks are disgruntled with the centralization of many of the lending functions and the resultant narrowing of their responsibilities. We are a good alternative for those individuals. Likewise, lenders from smaller institutions may be frustrated with limited lending capacities of their banks and appreciate the expanded opportunities that an organization of our size presents. For these reasons, we believe that Wintrust is an employer of choice in the Chicago and Milwaukee metropolitan areas. By hiring these loan officers, they bring a seasoned and loyal customer base to our organization and that will ultimately increase our outstanding loans and create a stronger commercial customer base.
We are also assessing opportunities to expand our current niche lending programs and acquiring or developing new niche lending programs. We have always thought

6	Wintrust Financial Corporation

that niche loans should comprise about one-third of our loan portfolio. At year-end, the niche lending programs stood at about one-quarter of our loan portfolio. The growth of our loan portfolio over the past few years has been aided by the banking acquisitions but those banks generally did not have any niche lending businesses. Accordingly, the niche portfolios have not kept pace with the growth of the overall loan portfolio. We are constantly assessing alternatives to grow these important niche lending programs to help increase our loan portfolio.
Ultimately, this is our main challenge in 2006. If we can increase the loan balances and rely less on investing in short-term investment securities, we will see an improvement in our net interest income, our efficiency ratio, our returns on average equity and assets and our earnings per share. Rest assured—we are focused on the task at hand.
Corporate Governance
Corporate Governance is a topic that the investing community is taking very seriously these days. You can be assured that your Board of Directors and management are in sync with the investing community in this regard. A few of the areas garnering significant attention relate to classified boards of directors, majority voting requirements for the election of directors and executive compensation disclosures. The following paragraphs will inform you about our position on these topics.
In 2005, the shareholders voted affirmatively to have the Company consider the elimination of the classified nature of the Board of Directors and begin to elect all directors on an annual basis. Since that vote, the Board of Directors has spent considerable time assessing the benefits and the detriments of adopting such a structure to the Board of Directors. The Board enlisted the opinions of its members, legal counsel, experts in the field of corporate governance and various shareholders. After careful analysis and discussion, the Board has made a decision to recommend to the shareholders to eliminate the classified Board structure and begin electing directors on an annual basis. This type of change to the Board structure requires an amendment to our Articles of Incorporation and the affirmative vote of 85% of the number of shares outstanding. The subject will be voted upon at the Annual Meeting of Shareholders scheduled to be held in May 2006.
Another topic related to corporate governance is the desire by many investors that a company have majority voting for the election of its directors. Majority voting requires that a director receive the vote of the majority of the shares outstanding rather than receiving the plurality of the votes cast. The election of Wintrust directors is already governed by a “majority vote” requirement and we are pleased to inform you that your Company has this “best practice” in place.

2005 Annual Report	7

The Securities and Exchange Commission has authorized proposals to amend its disclosure requirements relating to executive compensation, related-party transactions, director compensation, director independence and securities ownership of directors and officers. If adopted, the proposals would require extensive and complex new disclosures, particularly in the area of executive compensation. We are monitoring the proposals and intend to adopt them early if the proposals are finalized in sufficient time to allow us to include them in our 2006 proxy material.
Additionally, in 2006, Wintrust will begin to expense the impact of granting stock options and previously granted unvested stock options as required by a statement issued by the Financial Accounting Standards Board. In prior years, Wintrust, like the majority of other banks, reported the proforma impact of expensing options in the footnotes to the financial statements. Accordingly, when comparing net income amounts in 2006 to 2005, you will need to adjust for the additional expense that will be recorded in 2006 related to this matter. Footnote No. 2 to the 2005 audited financial statements contains more information regarding this matter.
Again, we are committed to keeping our corporate governance and overall management strategies transparent and out in front with our shareholders.
In Summary
We continue to execute our strategy of growing our balance sheet with due regard to earnings. We balance our investment in new bank facilities, acquisitions, and wealth management distribution capabilities with the profitability of our maturing bank franchises. We are energized about our opportunities in community banking, wealth management, mortgage origination and our other financial services businesses.
And as we have stated in past annual reports, our biggest challenge is to continue to act “small” in terms of how we operate and how we treat our customers. Maintaining our humble, small company culture is paramount as we add operating subsidiaries and continue our growth.
Thank you again for being a shareholder and supporting our business. We hope to see you at our Annual Meeting to be held on Thursday, May 25, 2006, at 10:00 a.m. The location will again be at the Michigan Shores Club located at 911 Michigan Avenue in Wilmette, Illinois.
We are grateful for your continued support and are enthusiastic about making 2006 another solid year for our company and our shareholders. Please enjoy the remainder of our 2005 Annual Report.
Sincerely,

John S. Lillard	Edward J. Wehmer	David A. Dykstra
Chairman	President &	Senior Executive Vice President &
	Chief Executive Officer	Chief Operating Officer

8	Wintrust Financial Corporation

Overall Financial Performance

In 2005, we again achieved record earnings as we surpassed the $8 billion asset level. Earnings of $67.0 million this year marked an increase of 31% over 2004. While Wintrust continued to make investments in de novo bank facilities, bank acquisitions, and wealth management distribution channels that will pay out over the long-term, earnings per diluted share still increased to $2.75, or by 18%. The Company also increased both shareholders’ equity and book value per common share by $154.0 million or 32% and $4.42, up 20%, respectively.
Continued Strong Growth Rates
In this past year, we continued to generate strong growth rates on many of our fundamental statistics. By continuing our unique business building strategies, we have been able to achieve something that few financial services groups around the country can claim—compound growth rates in assets, revenues and earnings that consistently exceed peer group.

	Compound Growth Rates
	1 year	2 year	3 year	4 year	5 year

Total Assets	27.4%	31.2%	30.0%	31.9%	31.2%
Total Loans (1)	19.9%	25.7%	26.8%	26.8%	27.5%
Total Deposits	31.8%	31.8%	29.6%	30.6%	29.8%
Total Revenue	27.6%	26.8%	25.0%	31.8%	31.4%
Net Income	30.5%	32.6%	34.0%	38.1%	43.1%
Diluted Earnings Per Share	17.5%	17.9%	19.8%	21.3%	27.1%

(1)	Excludes mortgage loans held-for-sale
Performance Versus Goals
At Wintrust, we set aggressive goals and evaluate our performance versus those goals. We have always had a policy of presenting our goals in an up-front manner to our shareholders as progressing towards these financial goals will make us a higher performing company.

Performance Measurements

	Our	Year ended 12/31,
	Goal	2005	2004	2003

Core Net Interest Margin (1)	4 - 4.5%	3.37%	3.31%	3.32%
Net Overhead Ratio	1.5 - 2.0%	1.39%	1.30%	1.22%
Return on Average Equity	15 - 20%	11.00%	13.12%	14.36%
Return on Average Assets	1.5%	0.88%	0.94%	0.93%
Earnings per Diluted Common Share		$2.75	$2.34	$1.98

(1)	By definition, our Core Net Interest Margin excludes the impact of interest expense associated with the Company’s Trust Preferred Securities offerings.
As can be seen from the table above, we had mixed progress towards achieving these goals in 2005. We are dedicated to improving our key operating ratios as our young franchises and new acquisitions continue to integrate, grow, and mature.
The key driver to improving our core net interest margin, return on average equity and return on average assets is increasing loans as a percentage of our total earning assets. This was discussed in the earlier section of this report titled “Challenges Ahead”.
Interest Margin and Non-Interest Income
Our core net interest margin for 2005 improved slightly to a level of 3.37% compared to 3.31% in 2004. The difficult rate environment continued in 2005 as short-term interest rates rose steadily through-out the year and longer term rates did not rise at a similar rate causing a “flatter” yield curve. This meant that increases in our variable-rate earning asset yields were offset by the rising price

2005 Annual Report	9

of short-term deposits, Treasury-based deposit products and introductory deposit pricing for Wintrust’s new banking locations. The flatter yield curve makes it more difficult for banking institutions to earn a spread on the interest earned on its assets and the interest paid on liabilities. However, net interest income still totaled $216.8 million for 2005, an increase of $58.9 million, or 37%, over 2004. This is our largest net revenue source and a key area upon which our community banks focus.
Our non-interest income grew to $93.6 million in 2005, an increase of 9.5% over the prior year. The pre-dominant reason for this growth over the prior year related to income from originating and selling residential mortgage loans into the secondary market due to the acquisition of WestAmerica Mortgage Company during 2004. Service charges on deposit accounts also increased primarily due to the acquisitions closed during 2004 and 2005. These increases helped offset slight declines in wealth management fees, lower gains on sales of premium finance receivables and lower gains on available-for-sale securities.
Return on Average Equity and Return on Average Assets Still Need Work
We have always maintained goals for our performance measurements. Two areas in which we are striving to achieve better results are return on average equity and return on average assets. Return on average equity fell from 13.12% a year ago to 11.00% for end of year 2005. Return on average assets remained relatively stable with prior years but declined by 6 basis points to 0.88%. The challenging interest rate environment and the competitive pressures in the lending arena have contributed to the decline in these performance measurements. In the short-term, we believe these environmental issues will not go away. However, as noted earlier, we are working diligently to manage your Company in a manner that will achieve progress toward our Wintrust goals in the future for return on average equity and return on average assets.
Very Good Asset Quality
Sound asset quality continues to be an important aspect of our growth story. We ended the year with very low levels of non-performing assets and net charge-offs of loans. Maintaining good credit quality is extremely important to overall profitability. By avoiding asset quality problems, we are able to take less charges for loan losses, incur less legal and collection costs and

10	Wintrust Financial Corporation

avoid borrowers who do not pay their interest. We are also able to focus on new business development rather than collecting problem loans. The opportunity costs and real costs of problem credits can really slow the momentum of a bank. We recognize this and we are extremely pleased with the good quality of our loan portfolio and will continue to work diligently to originate and service loans in a safe and sound manner.
In 2005, non-performing assets totaled $27.6 million, or 0.34% of total assets, compared to $18.6 million, or 0.29% of total assets in 2004. Net loan charge-offs as a percentage of average loans equaled 0.10% in 2005, compared to 0.07% in 2004. These levels are all deemed to be very good by industry standards. Non-performing assets continue to remain at levels that the Company believes make monitoring and collection of the non-performing assets very manageable.
Earnings Growth Fuels Higher Dividends
In January and July of 2005, our Board of Directors approved semi-annual cash dividends of $0.12 per share of outstanding common stock. These dividends were paid in February and August. This annualized cash dividend of $0.24 per share represented a 20% increase over the per share common stock dividends paid during 2004.
And in January 2006, our Board approved a semi-annual cash dividend of $0.14 per share of outstanding common stock. The dividend was paid on February 23, 2006 to shareholders of record as of February 9, 2006. This cash dividend, on an annualized basis, represents a 17% increase over the per share common stock dividends paid during 2005. Following is a historical summary of our increasing dividend distributions:

	Diluted	Dividend	Dividend
Year	Earnings	Per Share	Payout Ratio

2005	$2.75	$0.240	8.7%
2004	2.34	0.200	8.5
2003	1.98	0.160	8.1
2002	1.60	0.120	7.5
2001	1.27	0.093	7.3
2000	0.83	0.067	8.1

While we have increased the dividend every year since we initiated payment of dividends, as a young company which is continually investing in growth, we continue to retain approximately 90% of our earnings to fund future growth and to build our long-term franchise. Accordingly, our dividend payments, on an annualized basis, have represented approximately 10% of the Company’s prior year earnings. Although the payment of future dividends will be subject to the Board’s periodic review of the financial condition, earnings and capital requirements of the Company, it is our present intent to continue to pay regular semi-annual cash dividends.

2005 Annual Report	11

Wintrust Banking Locations

Wisconsin
Milwaukee
Madison, WI
Town Bank
Illinois
State Bank of The Lakes
Lake
Boone
McHenry
Libertyville Bank & Trust
Lake Forest Bank & Trust
Crystal Lake Bank & Trust
Barrington Bank & Trust
Northbrook Bank & Trust
North Shore Community Bank & Trust
DeKalb
Village Bank & Trust
Advantage National Bank
Kane
DuPage
Cook
Wheaton Bank & Trust
Hinsdale Bank & Trust
Hinsbrook Bank & Trust (pending acquisition)
Beverly Bank & Trust
Kendall
Will
Old Plank Trail Community Bank & Trust (opened 3/16/06)
94
90
88
355
80
55
57
LEGEND
Main Bank
Branch Office
Planned Expansion
Current Market Area
City of Chicago

12	Wintrust Financial Corporation

Bank Brands We Market

2005 Annual Report	13

Other Wintrust Locations

Wayne Hummer Illinois Offices

ILLINOIS
Libertyville
Lake Forest
West Lake Forest
Highland Park
Northbrook
Wilmette
Northfield
Wheaton
Hinsdale
Western Springs
Beverly

Wayne Hummer Wisconsin Offices

WISCONSIN
Appleton
Delafield

FIRST Insurance Distribution

Tricom Funding Distribution

WestAmerica Distribution

14	Wintrust Financial Corporation

Banking, Wealth Management, and Other Companies Update

Banking
Since opening our first bank in 1991, we have grown to 13 chartered banks with 62 facilities. The hallmark of our success in banking resonates from our overall strategies, including positioning ourselves as the community’s hometown bank with the best customer service, utilizing local bank management and boards of directors, and aggressive marketing with local branding.
As a real community bank, we market a number of programs that the big banks can’t or won’t offer. Our Junior Savers Account offers kids a passbook savings account, special “Treats Dollars” when they make deposits, and special events and contests across the year. This marketing has been important not only in attracting new customer households, but also in positioning our banks as institutions that really do care about our customers’ children. In 2005, we also introduced our Coin KingTM coin counting machines into many of our banks which provide free coin counting for kids and adults alike.
For seniors, we are rolling out our Platinum Adventures™ Travel and Entertainment Club. We provide these customers who have the required account balances a free membership in Platinum Adventures which allows them to participate in bank organized events and activities around the northern Illinois and southern Wisconsin area, as well as out of town and international trips.
2005 Bank Market Share
•	Customer base has grown to approximately 120,000, up from 81,000 in 2004;

•	Average deposits per bank group exceed $517 million, up from $425 million a year ago;

•	Average deposits per banking facility exceed $108 million, up from $102 million in 2004; and,

•	28% growth in commercial/commercial real estate loan balances.

2005 Annual Report	15

Here are excerpts from an article entitled “Retail Success Drives Most Banks’ Stock Price” authored by James M. McCormick, President of First Manhattan Consulting Group that highlights our retail banking success:
“...In our latest analysis of stock price drivers of a peer group of retail franchise banks, we have found that—other than ROE and revenue—per-share growth—a bank’s same-store deposit growth is the single most powerful determinant of total return to shareholders.”
“...In other words, properly calculated same-store retail deposit growth is the key driver of organic revenue growth, which has been proven to drive EPS and total shareholder return over time. The relationship between market return over the three years that ended December 31 and same-store deposit growth in mature retail branches was an impressive 60%, implying that a corresponding amount of the variability in shareholder returns was associated with a bank’s organic retail deposit growth.”
“...Two examples illustrate this point: Wintrust Financial Corp. of Lake Forest, Ill. has retail deposit growth materially higher than its overall deposit growth. In other words, core street-corner deposits are growing faster than would be apparent from a simple analysis of FDIC data.”
“...In the nonfinancial retail industry, organizations with higher same-store sales are usually rewarded with premium multiples and encouraged to expand. High same-store sales growth underscores the fact that these retailers have a value proposition that is resonating with target customers, and they are executing effectively.”
Another testament to our banks’ success is the leadership share positions in all of our mature de novo bank markets. Below is a chart of FDIC deposit market share as of June 30, 2005, for each Wintrust main bank zip-code.

Deposit
Market
	De Novo	Acquisition	Share
Bank	Opening	Date	Rank

1. Lake Forest Bank	12/91		1 (out of 9)
2. Hinsdale Bank	10/93		2 (out of 14)
3. North Shore Bank	9/94		1 (out of 8)
4. Libertyville Bank	10/95		1 (out of 9)
5. Barrington Bank	12/96		2 (out of 8)
6. Crystal Lake Bank	12/97		2 (out of 15)
7. Northbrook Bank	11/00		2 (out of 11)
8. Advantage Bank		10/03	3 (out of 14)
9. Village Bank		12/03	2 (out of 9)
10. Beverly Bank	4/04		3 (out of 9)
11. Wheaton Bank		9/04	5 (out of 14)
12. Town Bank		10/04	1 (out of 5)
13. State Bank		1/05	1 (out of 6)

16	Wintrust Financial Corporation

Each of our bank groups is charged with expanding and opening new facilities. These carefully planned opportunities allow us to broaden our banks’ footprints and provide neighboring communities with our superior customer service and banking products. In 2005, excluding acquired locations, we opened or expanded the following banking facilities:
•	Barrington Bank & Trust (new branch on Northwest Highway in Barrington, with drive-through);

•	Barrington Bank & Trust (additional facility on main bank campus);

•	Beverly Bank & Trust (main bank facility with drive-through);

•	Buffalo Grove Bank & Trust (a branch of Northbrook Bank & Trust Company, permanent facility with drive-through);

•	Downers Grove Community Bank (a branch of Hinsdale Bank & Trust Company, permanent facility with drive through);

•	Glen Ellyn Bank & Trust (new branch of Wheaton Bank & Trust Company, temporary facility);

•	Highland Park Bank & Trust (new branch of Lake Forest Bank & Trust Company, new permanent facility with drive-through);

•	Lake Forest Bank & Trust-Lake Bluff (expansion and addition of drive through);

•	Northbrook Bank & Trust-West Northbrook (new branch facility);

•	Palatine Bank & Trust (new branch of Barrington Bank & Trust Company); and,

•	Town Bank-Wales (new branch facility)
As we look to 2006, plans are being developed or construction is underway for a number of new or improved banking facilities including:
•	Algonquin Bank & Trust (a branch of Crystal Lake Bank & Trust Company);

•	Carol Stream Bank & Trust (a branch of Wheaton Bank & Trust Company);

•	Gurnee Community Bank new main bank facility with drive through (a branch of Libertyville Bank & Trust Company);

•	Hoffman Estates Community Bank (an additional branch of Barrington Bank & Trust Company);

•	North Chicago Community Bank (a branch of Lake Forest Bank & Trust Company);

•	North Shore Community Bank & Trust-Wilmette (main bank expansion);

•	Old Plank Trail Community Bank-Frankfort

•	Old Plank Trail Community Bank-New Lenox

•	Old Plank Trail Community Bank-Mokena

•	Old Town Bank & Trust of Bloomingdale (a branch of Advantage National Bank);

•	Palatine Bank & Trust (new main bank facility with drive through);

•	State Bank of The Lakes-Antioch (main bank renovation);

•	Town Bank-Elm Grove; and,

•	Town Bank-Hartland.

2005 Annual Report	17

Wealth Management
Our wealth management operation encompasses four separate operating companies; Wayne Hummer Investments, LLC, Wayne Hummer Trust Company, N.A., Wayne Hummer Asset Management Company and Focused Investments. As one of Chicago’s oldest investment firms, celebrating its 75th Anniversary in 2006, the Wayne Hummer Companies provide a complete range of wealth management services. Wayne Hummer’s professionals continue to offer our clients sophisticated financial advice and service. These specialists are seasoned experts in investments, trust services, asset management, and financial planning.
In addition to existing offices, in 2005, Wayne Hummer added professionals in Wintrust bank locations in Antioch, Barrington, Downers Grove, Gurnee, Highland Park, Northfield, Western Springs and Wheaton, Illinois. The offering of wealth management services continues to be well received by Wintrust’s banking customers. We also look for organic growth during 2006 including expansion of our Chicago, Illinois and Appleton, Wisconsin, offices. We are also maintaining our aggressive expansion plans in Wintrust bank offices. We have found a great deal of receptivity among investment professionals to our offering of sophisticated client services of a larger firm delivered in the facilities of well respected local financial institutions.
In an effort to offer our clients the best technology and services, Wayne Hummer Investments completed the transition to outsource its securities clearing function in 2005. Migrating to an outsourced platform provides access to a more complete line of innovative financial products, thus allowing us to better compete in a demanding marketplace. This new trading and investment management platform allows us to offer our clients more sophisticated financial planning tools and investment options and allows our financial advisors and asset managers the ability to use an open architecture approach to fulfilling each client’s investment needs with best-in-class products. This move also provides Wayne Hummer with the technological and product underpinnings necessary to attract highly skilled and productive financial professionals.
Wayne Hummer Asset Management Company was hard at work in 2005 creating an innovative new investment strategy. This strategy attempts to predict performance shifts in the equity markets by analyzing a broad range of technical factors represented by the investments’ Size (Large-, Mid-, and Small-cap) and Style (Growth and Value). By investing in Exchange Traded Funds, the model allocates investments accordingly. The discipline has evolved into two new products: 1) separately managed accounts using our Tactical Size/Style Allocation process that allows for risk profile customization and 2) the Path-MasterTM Mutual Fund, established in December 2005.
Other Strategic Companies
FIRST Insurance Funding Corp.
2005 brought the return of the soft market to the insurance industry, reducing overall insurance premiums nationwide. This drop in insurance premiums had the effect of many premium finance companies seeing volume declines due to the lower amounts of premiums to be financed. FIRST, however, made 2005 another record year by growing amounts financed to approximately $2.7 billion in premium finance volume from $2.6 billion in 2004.

18	Wintrust Financial Corporation

FIRST built on its 2004 success by adding sales people and continuing its aggressive sales and marketing efforts by adding more than 300 new clients in 2005. In 2006, FIRST will continue these efforts by adding even more salespeople and new distribution channels. These include providing billing programs directly to insurance companies and targeting the small business market with FIRST’s new InFund division.
All of these efforts will help ensure that FIRST’s growth will not come at the expense of its asset quality. In fact, in 2005, FIRST’s total non-performing loans held at a level less than 1.5% of outstanding loans with charge-offs of only 0.16% of average outstanding loans.
As one of the top premium finance companies in the country, FIRST continues to illustrate its industry leadership with cutting edge technology, unique products and services while maintaining a portfolio that is strong from a credit quality perspective.
Tricom Inc. of Milwaukee
As expected, the staffing industry experienced a long awaited growth in placement of temporary staff causing strong expansion for Tricom. As such, Tricom made 2005 a record year with $8.6 million in net revenue in comparison to $7.8 million in 2004.
For the second year in a row, Tricom was successful in landing contracts with two growing and impressive staffing organizations that combined should contribute significant new net revenue in 2006.
Additionally, Tricom successfully launched Safeguard Funding. This new division will focus solely on security guard staffing, a virtually untapped market segment of the industry. This market segment has striking similarities to the staffing industry; including weekly payroll liability as well as an existing need for receivable funding.
Leading indicators forecast 2006 to be a year of significant growth in the contingent workforce and Tricom stands ready to serve this market.
WestAmerica Mortgage Company
In 2005, WestAmerica continued its growth ending the year with $1.7 billion in originations. 2005 remained a challenging year in the mortgage industry as declining refinancings and industry consolidation put pressure on margins as well as a flattening yield curve dramatically reduced spread income on mortgages held pending sale.
For 2006, WestAmerica will modify some of its product mix to address the change in borrower needs; release a new front-end software program that offers work flow efficiencies; continue to grow its origination network, with particular emphasis on our retail and community bank lending channels; and, maintain emphasis on overhead management in a difficult residential mortgage environment.
Wintrust Information Technology Services (WITS)
Internet and computer security is always on everyone’s mind, especially these days with stories of “phishing” and identity theft. Given this environment, WITS continues monitoring developments to provide the highest practical level of customer information security. By keeping a watchful eye on our network including events as they are happening we are better positioned to prevent any potential loss of our customers’ valuable information.
2005 was a year of operational support and integrations for WITS. We made a number of improvements for our

2005 Annual Report	19

customer support staff including an enhanced customer services platform. Additionally, WITS provided the full integration of First Northwest Bank and State Bank of The Lakes into its network and systems. We also upgraded the corporate e-mail server and services and are now able to provide remote web access and mobile access via cellular phone in a secure form for executives and other employees. With this upgrade, over 85% of Wintrust users are now on this single e-mail server.
WITS continued the rollout of the new Voice Over Internet Protocol phone system for the banks and other subsidiaries. We have now converted approximately two-thirds of Wintrust’s analog phone lines to this system. This initiative should be completed in 2006.
During 2005, WITS and other departments formed a committee to move forward the project of updating our bank websites. We began by analyzing desired enhancements with regards to navigation, content, functionality, look and feel. The general concept of these new websites has been approved and work is underway. This project is set to be completed in 2006.
For 2006, WITS looks to continue to provide our banks and other subsidiaries the best IT support available.

20	Wintrust Financial Corporation

Growth and Earnings Strategies

Exceptional Asset and Earnings Growth
Stifel, Nicolaus & Company, a respected market maker, publishes data for over ninety bank holding companies they regularly track. Their most recent analysis ranks Wintrust’s five year annual compound growth rate in the top seven for earnings per share performance and in the top four for share performance of those bank holding companies that they track. Since becoming public in 1996, Wintrust has been one of the most successful financial groups at generating a high level of both asset and earnings growth over an extended period of time.
Generating consistently above market levels of asset and earnings growth doesn’t just happen by chance. It starts by setting aggressive goals for our banks, including growing each bank’s assets by $50-$75 million per year, increasing ROA by 10-20 basis points per year, and positioning balance sheets for improvement in net interest margin. Each local bank group puts together their own unique plan to accomplish these financial goals. These individual plans, augmented with local decision making, help build our bank franchises faster and more profitably. Our strategy, which balances growth and earnings, builds shareholder and franchise value at a rate exceeding most other bank groups our size.
Best Customer Service, Bar None.
Our #1 strategy is our unrelenting focus on giving our clients the best customer service, bar none. We make fulfilling clients’ needs, in banking, wealth management, premium finance or any of our other businesses, our top priority. This results in customers who are more satisfied and have a higher loyalty to our brands.
On the banking side, customers may come to us because of a unique product, an attractive price, or our innovative marketing, but they stay with us because of the better-than-my-old-bank service they receive. This results in our banks being able to attract and retain new customers and grow faster than the market.
Our Prized Recipe for Profitable Growth
Our unique strategic recipe for growth includes four primary “ingredients”. These strategies are the building blocks that provide the framework for Wintrust’s strong growth and earnings:
1.	Building a base of community banks;

2.	Increasing commercial banking business;

3.	Expanding wealth management distribution; and

4.	Developing asset niches and other income generators to fuel growth.
Strong Base of Community Banks
The first ingredient of our growth recipe is the strategy of building a strong base of community bank franchises. At year end, Wintrust had 13 bank charters with 62 locations—59 in Illinois and three in Wisconsin. Eight banks and 47 facilities were de novo launches over the last fourteen years. Five banks and 15 facilities have been added via acquisition since 2003. In 2006, we expect to add banks and branches, both via de novo launch and acquisition, including Old Plank Trail Community Bank (de novo) and Hinsbrook Bank (acquisition).

2005 Annual Report	21

According to FDIC deposit data as of June 30, 2005, we are now the seventh largest bank group in the Chicago Standard Metropolitan Statistical Area (SMSA), have the highest number of individual bank charters and are the second largest bank holding company headquartered in the SMSA.
Deposit Market Share-Chicago SMSA

	In-market	Deposit	Year Ago
	Deposit	Market	Market Share	Headquarter
Bank Holding Company	Dollars	Share %	Change	Location

1) JP Morgan Chase & Co.	$38.4 BB	16.02%	-0.40%	New York, NY
2) ABN AMRO Holding N.V.	$31.0 BB	12.92%	0.09%	Netherlands
3) Bank of Montreal	$23.3 BB	9.74%	-0.30%	Canada
4) Northern Trust Corporation	$ 8.5 BB	3.53%	0.07%	Chicago, IL
5) Fifth Third Bancorp	$ 8.1 BB	3.36%	0.12%	Cincinnati, OH
6) Royal Bank of Scotland Group	$ 6.4 BB	2.69%	-0.19%	Scotland
7) Wintrust Financial Corporation	$ 6.0 BB	2.51%	0.52%	Lake Forest, IL

Source: FDIC website — Summary of Deposits as of June 20, 2005. Market share data is for the Chicago Metropolitan Statistical Area.
Growth Strategies
Wintrust banks use a unique blend of operating and marketing strategies that allow us to position ourselves differently from the big banks in our markets and to better deliver our community bank benefits.
Our unique bank growth strategies include:
Decentralized Management. Wintrust’s thirteen bank groups operate like individual bank holding companies. Each group has profit responsibilities and the authority to make decisions locally. As compared to the rigid, centralized approach of most big banks, our local decision making structure results in more flexibility, customized products to better meet local needs, sharper pricing, quicker decisions, more community involvement, and customer service more in tune with local customers and businesses. This allows Wintrust to truly operate real community banks with local roots and local decision making. And because our management teams are allowed the autonomy to essentially operate like small bank holding companies, we are able to attract and retain the best and most entrepreneurial bankers in the area.
Local Boards and Bankers. Each of our banks is governed by its own local board of directors to oversee its operation. These boards are made up of business and community leaders who are influential in the markets served by their bank. Their oversight, local contacts and involvement are keys to making our banks real community banks. Our management

22	Wintrust Financial Corporation

teams include experienced bankers who are well known in their markets. We also staff our banks with local bankers who are deeply involved in the area as well. Our bankers’ local roots are also an important part of being a good community bank. Most local residents and businesses prefer to bank with a local institution staffed with local bankers that know them and can better meet their needs.
Local Branding. Not only do we run our banks locally, but we brand many of our banks and branches after the local community as well. The Libertyville Bank & Trust group is a good example, with its branches also positioned locally as Wauconda Community Bank, Gurnee Community Bank, Lake Villa Community Bank, and Mundelein Community Bank.
Aggressive Marketing Spending. Wintrust uses very aggressive introductory marketing programs designed to acquire new customers when we enter a new market. Our desire is to gain the #1 or #2 market share in the first few years. Quickly expanding customer base allows us to grow into our overhead and become profitable sooner. After our introductory period, our banks continue to be aggressive with marketing to grow household penetration and accounts per household.
Creative Anti-Big Bank Advertising. Our retail advertising mission dictates that “superior advertising must create traffic and grow business in the short term while it builds our distinct positioning for the long term.” We certainly do have some fun with our ads as we position the big banks as profit mongers who don’t seem to care about service and our community banks as the superior customer-first alternative. Please enjoy the ads we have scattered throughout this report.
Increasing Commercial Banking Business
Upon developing a strong base of retail community banks, the next “ingredient” is to vigorously grow our commercial banking business. Historically, our younger banks have utilized their internal sources for commercial growth. This came from businesses and referrals our bankers knew in previous positions and from our retail customers who also needed commercial banking solutions. However, as our banks grow, mature and penetrate their banking markets, they are becoming more aggressive in marketing and sales tactics to generate more commercial loans and deposits.
Our unique situation allows us to compete against smaller banks as well as the big banks. Utilizing our sophisticated commercial products and services and

2005 Annual Report	23

higher lending limits, we position ourselves as the alternative to some of the smaller banks competing for this business. Our main advantage against the big banks in the commercial services arena is our local, timely decision making, experienced commercial banking teams and our overall service levels. Most corporate loan decisions are made at an out-of-town or even out-of-state headquarters. And because of the combined size and strength of Wintrust, our community banks have access to large lending limits. In 2005, we began to take the necessary steps to market ourselves and improve product and service offerings to grow this important asset base for Wintrust. We look forward to a continuation in our commercial banking services expansion plan for 2006.
Expanding Wealth Management Services
Our third “building block” strategy is the expansion of wealth management services under the Wayne Hummer brand. Given the affluent markets in which most Wintrust banks do business, the opportunity to offer wealth management services to our banking customers is tremendous as is expanding production in Wayne Hummer’s free-standing offices.
In 2006, we have plans to significantly increase the number of Wayne Hummer Financial Advisors. We are actively recruiting professionals from large multi-national and regional firms. Many of the opportunities for these new Financial Advisors will be in our community banks where they can work in the same community in which they live.
Our Financial Advisors become our sales force for investment, asset management and trust services. This creates a fully unified sales and service strategy as our Financial Advisors work along side our Wayne Hummer trust and asset management staff.
Our 2006 marketing plans calls for continuing to build Wayne Hummer brand awareness and brand equity making prospective clients more familiar with the Wayne Hummer brand and thus more receptive to working with us upon being introduced. A major theme in this awareness campaign focuses on 2006 being Wayne Hummer Investments’ 75th anniversary. We intend to make known the fact that we are among the few firms who can represent that they have been “providing trusted financial advice for 75 years”.
In 2006, we will also be heavily marketing the capabilities brought to us through our new clearing relationship. These advantages include state-of-the-art securities clearing, investment goal planning, and open architecture investment options.
Asset Niches and Other Income Generators
The fourth “ingredient” in our strategic recipe is the development and growth of asset niches and other income generators. Most community banks have difficulty generating enough loans. Our experience indicates that the typical community bank can generally generate loans from local consumers and small businesses that represent about 60% of their lending capacity without compromising credit quality. That’s because in most suburban communities, there are more consumer and small business deposit opportunities than there are loans. Many community banks can’t overcome this limitation and are unable to grow beyond a certain size.
We augment our community banks’ loan portfolios with nontraditional earning assets. This not only improves the profitability of our community banks and gives us additional income to continue to invest in growth, but diversifies our loan portfolios and allows the banks to maintain their

24	Wintrust Financial Corporation

credit standards by not feeling compelled to pursue inappropriately priced or structured credits for the sake of earnings growth.
Wintrust banks and its subsidiaries offer a number of non-traditional lending opportunities. These asset niches account for approximately one quarter of our total loan portfolio. Non-bank asset niches account for 16.5% of total loans while specialty banking asset niches account for 6.6%.

% of Total Loans

Non-Bank Asset Niches

• Commercial premium finance lending (FIRST Insurance Funding)	15.6%

• Temporary staffing industry financing (Tricom)	0.9%

16.5%

Specialty Banking Asset Niches

• Indirect auto lending (Hinsdale Bank)	3.6%

• Mortgage warehouse lending (Hinsdale Bank)	1.1%

• Condominium and association lending (Community Advantage-Barrington Bank)	0.9%

• Small craft aviation lending (NorthAmerican Aviation Finance-Crystal Lake Bank)	1.0%

6.6%

Benefits of Asset Driven Approach
Being an “asset driven” organization is one of the advantages of having additional asset generators and is beneficial to Wintrust for a number of reasons:
•	To increase our profitability by providing additional income through the sale of excess loan production;

•	To fund our growth by adding additional revenue. Excess loan volume allows us to invest new deposit dollars in loans that have higher interest rates than the alternative short-term investments. Excess loan volume allows Wintrust to be more aggressive on bank introductions and in growing our market share with aggressive marketing and deposit pricing; and,

•	To diversify our asset mix, thereby reducing any concentration of credit risk.
During the past few years, this strategy has been effective for Wintrust and we have been able to maintain our position of being an asset driven company. However, as mentioned earlier in this report, the growth in our loan portfolio slowed in 2005 as a result of a more competitive credit market in the form of lower rates and less stringent credit standards. Again, we reiterate that it is our firm belief that lowering our credit standards to gain greater

2005 Annual Report	25

revenue is not worth the long term risk and we will continue to work hard on your behalf to execute the strategy of being asset driven in a manner that is safe and sound.
Technology, the Great Equalizer
Technology allows Wintrust to provide better customer support whether it be superior back-end software for our customer service representatives to state-of-the-art online banking applications for our customers. We have always been committed to providing our customers with the best and most recent on-line technology and other high-tech services. Here are some key technology initiatives for 2006:
•	Update bank web sites—complete the implementation of the recently re-designed websites with better content and navigation;

•	Update internet banking services—On-line Banking & Bill Pay—for better functionality;

•	Continue to evaluate bank customer service software and platforms as they become available;
•	Roll-out the new signature retrieval system at teller lines across our existing banks to obtain efficiencies;

•	Continue to review centralized common banking applications for cost reduction, increased quality control and support efficiencies;

•	Perform a product review of existing on-line customer services for competitive feature function and usability. Create an implementation plan for approved recommendations from this review of services;

•	Fully integrate Wayne Hummer Companies IT support staff and hardware into WITS. This will provide broad infrastructure and support to continue to build the Wayne Hummer franchise;

•	Roll-out a new e-mail system across all companies improving internal operations and remote e-mail access for better customer services;

•	Finish the implementation of Voice Over Internet Protocol telecommunications and video conferencing services for all newly acquired and founded subsidiaries; and,

•	Select vendor and establish a centralized document imaging service for the Wintrust companies.
Investor Relations
Meeting with analysts and communicating our story creates awareness about our Company. This is an important responsibility of management. We will continue to execute our investor relations plan which includes presenting at investor conferences, providing interviews and story ideas to financial publications, distributing investor packages to interested investors through various programs, and meetings with interested institutional buyers.

26	Wintrust Financial Corporation

Acquisition Strategy

Acquisitions are a key strategy for many publicly held corporations. This is no different for Wintrust. We began acquiring companies in 1999, with our acquisition of Tricom, and since then we have added 13 businesses via acquisition. These acquisitions have been a key tactic for Wintrust to add important strategic assets and expand into locations and markets with the goal of creating value for our shareholders.
Banking Acquisitions
We have been contacted by many Illinois, Wisconsin and Indiana community banks over the years with the goal of merging their community-based bank and branches into our Wintrust family of banks. In 2005 we completed two bank acquisitions and announced a third, pending acquisition:
•	Antioch Holding, the parent company of State Bank of The Lakes;

•	First Northwest Bancorp, the parent company of First Northwest Bank; and,

•	In December, Wintrust announced an agreement to acquire Hinsbrook Bancshares, the parent company of Hinsbrook Bank & Trust. Our current plan is to close the transaction in the second quarter of 2006.
We will continue to add new banks in highly desirable markets, either on a de novo basis or by acquisition, depending what makes the most business sense. Our newer bank acquisitions have proven that partnering with Wintrust can really give a boost to deposits and assets and have significantly grown their market share.
Other Acquisitions
Your management team and Board of Directors continue to evaluate additional acquisition opportunities that will increase shareholder value, not only in banking, but wealth management, and asset and fee income generators as well. This type of growth will add diversified earning asset and fee-based business niches to supplement and diversify Wintrust’s interest-based revenues. While there was not any acquisition activity in this arena for 2005, we continue to be on the lookout for accretive acquisitions of this type.

2005 Annual Report	27

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
We, as management of Wintrust Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with generally accepted accounting principles in the United States. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.
Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2005, in relation to criteria for the effective internal control over financial reporting as described in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2005, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control — Integrated Framework”. Ernst & Young LLP, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Edward J. Wehmer	David L. Stoehr
President and	Executive Vice President &
Chief Executive Officer	Chief Financial Officer

Lake Forest, Illinois
March 3, 2006

28	Wintrust Financial Corporation

Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Wintrust Financial Corporation
We have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting, that Wintrust Financial Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wintrust Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Wintrust Financial Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Wintrust Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Wintrust Financial Corporation and our report dated March 3, 2006, expressed an unqualified opinion thereon.
Chicago, Illinois
March 3, 2006

2005 Annual Report	29

Consolidated Financial Statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

	December 31,
	2005	2004

Assets
Cash and due from banks	$158,136	128,166
Federal funds sold and securities purchased under resale agreements	183,229	47,860
Interest bearing deposits with banks	12,240	4,961
Available-for-sale securities, at fair value	1,799,384	1,343,477
Trading account securities	1,610	3,599
Brokerage customer receivables	27,900	31,847
Mortgage loans held-for-sale	85,985	104,709
Loans, net of unearned income	5,213,871	4,348,346
Less: Allowance for loan losses	40,283	34,227

Net loans	5,173,588	4,314,119

Premises and equipment, net	247,875	185,926
Accrued interest receivable and other assets	272,772	129,702
Goodwill	196,716	113,461
Other intangible assets	17,607	11,221

Total assets	$8,177,042	6,419,048

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing	$620,091	505,312
Interest bearing	6,109,343	4,599,422

Total deposits	6,729,434	5,104,734

Notes payable	1,000	1,000
Federal Home Loan Bank advances	349,317	303,501
Other borrowings	95,796	201,924
Subordinated notes	50,000	50,000
Long-term debt — trust preferred securities	230,458	204,489
Accrued interest payable and other liabilities	93,126	79,488

Total liabilities	7,549,131	5,945,136

Shareholders’ equity:
Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated as Junior Serial Preferred Stock A; no shares issued and outstanding at December 31, 2005 and 2004	—	—
Common stock, no par value; $1.00 stated value; 60,000,000 and 30,000,000 shares authorized at December 31, 2005 and 2004, respectively; 23,940,744 and 21,728,548 shares issued at December 31, 2005 and 2004, respectively	23,941	21,729
Surplus	420,426	319,147
Common stock warrants	744	828
Retained earnings	201,133	139,566
Accumulated other comprehensive loss	(18,333)	(7,358)

Total shareholders’ equity	627,911	473,912

Total liabilities and shareholders’ equity	$8,177,042	6,419,048

See accompanying Notes to Consolidated Financial Statements

30	Wintrust Financial Corporation

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years Ended December 31,
	2005	2004	2003

Interest income
Interest and fees on loans	$335,391	218,298	174,478
Interest bearing deposits with banks	279	80	127
Federal funds sold and securities purchased under resale agreements	3,485	934	2,037
Securities	66,555	40,891	25,869
Trading account securities	68	130	150
Brokerage customer receivables	1,258	1,413	1,330

Total interest income	407,036	261,746	203,991

Interest expense
Interest on deposits	156,252	83,135	67,963
Interest on Federal Home Loan Bank advances	11,912	8,070	5,932
Interest on notes payable and other borrowings	4,178	2,358	2,562
Interest on subordinated notes	2,829	2,891	2,486
Interest on long-term debt — trust preferred securities	15,106	7,468	4,556

Total interest expense	190,277	103,922	83,499

Net interest income	216,759	157,824	120,492
Provision for credit losses	6,676	6,298	10,999

Net interest income after provision for credit losses	210,083	151,526	109,493

Non-interest income
Wealth management fees	30,008	31,656	28,871
Mortgage banking revenue	25,913	18,250	16,718
Service charges on deposit accounts	5,983	4,100	3,525
Gain on sales of premium finance receivables	6,499	7,347	4,911
Administrative services revenue	4,539	3,984	4,151
Fees from covered call and put options	11,434	11,121	7,873
Gains on available-for-sale securities, net	1,063	1,863	642
Other	8,118	7,131	5,901

Total non-interest income	93,557	85,452	72,592

Non-interest expense
Salaries and employee benefits	118,071	94,049	74,775
Equipment	11,779	9,074	7,957
Occupancy, net	16,176	10,083	7,436
Data processing	7,129	5,560	4,304
Advertising and marketing	4,970	3,403	2,215
Professional fees	5,609	5,376	3,342
Amortization of other intangible assets	3,394	1,110	640
Other	31,562	27,436	22,072

Total non-interest expense	198,690	156,091	122,741

Income before income taxes	104,950	80,887	59,344
Income tax expense	37,934	29,553	21,226

Net income	$67,016	51,334	38,118

Net income per common share — Basic	$2.89	2.49	2.11

Net income per common share — Diluted	$2.75	2.34	1.98

See accompanying Notes to Consolidated Financial Statements

2005 Annual Report	31

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands, except share data)

							Accumulated
	Compre-						other
	hensive			Common			comprehensive	Total
	income	Common		stock	Treasury	Retained	income	shareholders’
	(loss)	stock	Surplus	warrants	stock	earnings	(loss)	equity

Balance at December 31, 2002		$17,216	153,614	81	—	56,967	(876)	227,002

Comprehensive income:
Net income	$38,118	—	—	—	—	38,118	—	38,118
Other comprehensive loss, net of tax:
Unrealized losses on securities, net of reclassification adjustment	(7,151)	—	—	—	—	—	(7,151)	(7,151)
Unrealized gains on derivative instruments	859	—	—	—	—	—	859	859
Comprehensive Income	31,826

Cash dividends declared on common stock		—	—	—	—	(2,784)	—	(2,784)

Purchase of 600 shares of common stock		—	—	—	(17)	—	—	(17)

Common stock issued for:
New issuance, net of costs		1,377	44,767	—	—	—	—	46,144
Business combinations		1,010	36,691	950	—	—	—	38,651
Exercise of stock options		347	6,044	—	17	—	—	6,408
Employee stock purchase plan		36	1,193	—	—	—	—	1,229
Restricted stock awards		37	832	—	—	—	—	869
Exercise of common stock warrants		38	362	(19)	—	—	—	381
Director compensation plan		5	123	—	—	—	—	128

Balance at December 31, 2003		20,066	243,626	1,012	—	92,301	(7,168)	349,837

Comprehensive income:
Net income	51,334	—	—	—	—	51,334	—	51,334
Other comprehensive loss, net of tax:
Unrealized losses on securities, net of reclassification adjustment	(353)	—	—	—	—	—	(353)	(353)
Unrealized gains on derivative instruments	163	—	—	—	—	—	163	163
Comprehensive Income	51,144

Cash dividends declared on common stock		—	—	—	—	(4,069)	—	(4,069)

Common stock issued for:
Business combinations		1,035	58,903	—	—	—	—	59,938
Exercise of stock options		474	13,004	—	—	—	—	13,478
Employee stock purchase plan		27	1,303	—	—	—	—	1,330
Restricted stock awards		28	907	—	—	—	—	935
Exercise of common stock warrants		94	1,236	(184)	—	—	—	1,146
Director compensation plan		5	168	—	—	—	—	173

Balance at December 31, 2004		21,729	319,147	828	—	139,566	(7,358)	473,912

Comprehensive income:
Net income	67,016	—	—	—	—	67,016	—	67,016
Other comprehensive loss, net of tax:
Unrealized losses on securities, net of reclassification adjustment	(11,081)	—	—	—	—	—	(11,081)	(11,081)
Unrealized gains on derivative instruments	106	—	—	—	—	—	106	106
Comprehensive Income	$56,041

Cash dividends declared on common stock		—	—	—	—	(5,449)	—	(5,449)

Common stock issued for:
New issuance, net of costs		1,000	54,845	—	—	—	—	55,845
Business combinations		601	29,986	—	—	—	—	30,587
Exercise of stock options		461	12,692	—	—	—	—	13,153
Restricted stock awards		19	832	—	—	—	—	851
Employee stock purchase plan		35	1,679	—	—	—	—	1,714
Exercise of common stock warrants		89	935	(84)	—	—	—	940
Director compensation plan		7	310	—	—	—	—	317

Balance at December 31, 2005		$23,941	420,426	744	—	201,133	(18,333)	627,911

See accompanying Notes to Consolidated Financial Statements.

32	Wintrust Financial Corporation

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2005	2004	2003
Operating Activities:
Net income	$67,016	51,334	38,118
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	6,676	6,298	10,999
Depreciation and amortization	14,113	9,805	9,663
Deferred income tax expense	345	2,956	812
Tax benefit from exercises of stock options	7,038	8,671	3,579
Net amortization of premium on securities	2,638	2,259	1,358
Originations and purchases of mortgage loans held-for-sale	(2,198,638)	(1,520,848)	(1,317,878)
Proceeds from sales of mortgage loans held-for-sale	2,227,636	1,571,524	1,397,996
Gain on sales of premium finance receivables	(6,499)	(7,347)	(4,911)
Decrease in trading securities, net	1,989	70	1,889
Net decrease in brokerage customer receivables	3,947	2,065	3,680
Gain on mortgage loans sold	(10,054)	(11,117)	(13,712)
Gains on available-for-sale securities, net	(1,067)	(1,863)	(642)
Loss (gain) on sales of premises and equipment, net	40	(535)	217
(Increase) decrease in accrued interest receivable and other assets, net	(2,694)	8,515	(18,970)
Increase in accrued interest payable and other liabilities, net	4,420	2,744	25,291

Net Cash Provided by Operating Activities	116,906	124,531	137,489

Investing Activities:
Proceeds from maturities of available-for-sale securities	384,840	179,643	1,000,129
Proceeds from sales of available-for-sale securities	1,068,470	922,732	3,302,782
Purchases of available-for-sale securities	(1,827,642)	(1,477,226)	(4,643,322)
Proceeds from sales of premium finance receivables	561,802	495,720	273,715
Net cash (paid for) provided from acquisitions	(79,222)	(7,433)	19,041
Net (increase) decrease in interest bearing deposits with banks	(7,191)	16,769	(1,076)
Net increase in loans	(1,007,090)	(1,114,479)	(878,710)
Purchases of Bank Owned Life Insurance	—	(7,861)	—
Purchases of premises and equipment, net	(47,006)	(30,606)	(41,148)

Net Cash Used for Investing Activities	(953,039)	(1,022,741)	(968,589)

Financing Activities:
Increase in deposit accounts	1,038,247	679,237	620,814
(Decrease) increase in other borrowings, net	(133,755)	22,236	24,155
Decrease in notes payable, net	(5,000)	(25,000)	(18,025)
Increase (decrease) from Federal Home Loan Bank advances	22,815	136,000	(2,000)
Net proceeds from issuance of long-term debt — trust preferred securities	40,000	90,000	45,000
Redemption of long-term debt — trust preferred securities, net	(20,000)	—	—
Proceeds from issuance of subordinated notes	—	—	25,000
Issuance of common stock, net of issuance costs	55,845	—	46,144
Issuance of common stock resulting from exercise of stock options, employee stock purchase plan and conversion of common stock warrants	8,769	7,283	4,440
Purchases of common stock, including fractional shares from stock split	—	—	(17)
Dividends paid	(5,449)	(4,069)	(2,784)

Net Cash Provided by Financing Activities	1,001,472	905,687	742,727

Net Increase (Decrease) in Cash and Cash Equivalents	165,339	7,477	(88,373)
Cash and Cash Equivalents at Beginning of Year	176,026	168,549	256,922

Cash and Cash Equivalents at End of Year	$341,365	176,026	168,549

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$183,804	102,387	83,375
Income taxes, net	28,618	18,365	17,728
Acquisitions:
Fair value of assets acquired, including cash and cash equivalents	707,406	722,057	198,008
Value ascribed to goodwill and other intangible assets	92,597	72,821	26,297
Fair value of liabilities assumed	660,452	686,281	182,201
Non-cash investing activities:
Common stock issued for acquisitions	30,587	59,938	38,651
Transfer to other real estate owned from loans	1,456	1,819	1,200

See accompanying Notes to Consolidated Financial Statements.

2005 Annual Report	33

Notes to Consolidated Financial Statements

Description of the Business
Wintrust Financial Corporation (“Wintrust” or “Company”) is a financial holding company currently engaged in the business of providing traditional community banking services, wealth management services, financing of commercial insurance premiums, financing of high-yielding short-term accounts receivables and certain administrative services, such as data processing of payrolls, billing and cash management services. Wintrust provides banking services to customers in the Chicago metropolitan area and southern Wisconsin through its thirteen wholly-owned banking subsidiaries (collectively, “Banks”), eight of which the Company started as de novo institutions, including Lake Forest Bank & Trust Company (“Lake Forest Bank”), Hinsdale Bank & Trust Company (“Hinsdale Bank”), North Shore Community Bank & Trust Company (“North Shore Bank”), Libertyville Bank & Trust Company (“Libertyville Bank”), Barrington Bank & Trust Company, N.A. (“Barrington Bank”), Crystal Lake Bank & Trust Company, N.A. (“Crystal Lake Bank”), Northbrook Bank & Trust Company (“Northbrook Bank”) and Beverly Bank & Trust Company, N.A. (“Beverly Bank”). The Company acquired Advantage National Bancorp, Inc. and its wholly-owned subsidiary, Advantage National Bank (“Advantage Bank”), in October 2003, Village Bancorp, Inc. and its wholly-owned subsidiary, Village Bank & Trust — Arlington Heights (“Village Bank”), in December 2003, Northview Financial Corporation and its wholly owned subsidiary, Northview Bank and Trust (which has subsequently been renamed Wheaton Bank & Trust Company (“Wheaton Bank”)) in September 2004, Town Bankshares, Ltd. and its wholly-owned subsidiary, Town Bank, in October 2004, Antioch Holding Company and its wholly-owned subsidiary, State Bank of The Lakes, in January 2005 and First Northwest Bancorp. Inc., and its wholly-owned subsidiary, First Northwest Bank (which has subsequently been merged into Village Bank) in March 2005. Five of the six banks acquired since 2003 were started as de novo banks — Advantage Bank in 2001, Village Bank in 1995, Northview Bank in 1993, Town Bank in 1998 and First Northwest Bank in 1995. State Bank of The Lakes was started in 1894. In addition to providing mortgage banking operations through its Banks, Wintrust originates and purchases residential mortgages for sale into the secondary market through SGB Corporation d/b/a West America Mortgage Company (“WestAmerica”) and provides document preparation and other loan closing services to WestAmerica and a network of mortgage brokers through Guardian Real Estate Services, Inc. (“Guardian”). WestAmerica maintains principal origination offices in eleven states, including Illinois, and originates loans in other states through wholesale and correspondent offices. WestAmerica and Guardian were acquired by Wintrust in May 2004 and are wholly-owned subsidiaries of Barrington Bank. Wintrust also owns and operates Northview Mortgage, LLC, which it acquired in connection with its acquisition of Northview Financial Corporation in September 2004. The Company provides a full range of wealth management services through its broker-dealer, asset management and trust subsidiaries. Wayne Hummer Investments, LLC (“WHI”) is a broker-dealer providing a full range of private client and securities brokerage services to clients located primarily in the Midwest and is a wholly-owned subsidiary of North Shore Bank. Focused Investments, LLC (“Focused”) is a broker-dealer that provides a full range of investment services to individuals through a network of relationships with community-based financial institutions primarily in Illinois. Focused is a wholly-owned subsidiary of WHI. Wayne Hummer Asset Management Company (“WHAMC”) provides money management services and advisory services to individuals, institutions, municipal and tax-exempt organizations and portfolio management and financial supervision for a wide range of pension and profit-sharing plans. WHAMC is a wholly-owned subsidiary of Wintrust. WHI, Focused and WHAMC were acquired by Wintrust in 2002 and are referred to as the “Wayne Hummer Companies”. Wintrust provides trust services to each of the Banks through its wholly-owned subsidiary, Wayne Hummer Trust Company, N.A. (“WHTC”). The Company also operates certain specialty financing businesses. It provides financing for the payment of commercial insurance premiums (“premium finance receivables”), on a national basis, through First Insurance Funding Corp. (“FIFC”), a wholly-owned subsidiary of Crabtree Capital Corporation (“Crabtree”), which is a wholly-owned subsidiary of Lake Forest Bank. Tricom, Inc. (“Tricom”), a wholly-owned subsidiary of Hinsdale Bank, provides high-yielding short-term accounts receivable financing (“Tricom finance receivables”) and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to the temporary staffing industry with clients located throughout the United States. Wintrust Information Technology Services Company (“WITS”) provides information technology support, item capture and statement preparation services to the Wintrust subsidiaries and is a wholly-owned subsidiary of Wintrust.
(1)	Summary of Significant Accounting Policies
The accounting and reporting policies of Wintrust and its subsidiaries conform to generally accepted accounting principles (“GAAP”) in the United States and prevailing practices of the banking industry. In the preparation of the consolidated financial statements, management is required to make certain estimates and assumptions that

34	Wintrust Financial Corporation

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
Variable Interest Entities
In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities (“FIN 46”), which addresses the consolidation rules to be applied to entities defined in FIN 46 as “variable interest entities,” the Company does not consolidate its interests in subsidiary trusts formed for purposes of issuing trust preferred securities. Management believes that FIN 46 is not applicable to its various other investments or interests.
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
Business Combinations
Business combinations are accounted for by the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the effective date of acquisition.
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

2005 Annual Report	35

Brokerage Customer Receivables
The Company, under an agreement with an out-sourced securities clearing firm, extends credit to its brokerage customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. Brokerage customer receivables represent amounts due on margin balances. Securities owned by customers are held as collateral for these receivables.
Loans, Allowance for Loan Losses and Allowance for Losses on Lending-Related Commitments
Loans, which include premium finance receivables, Tri-com finance receivables and lease financing, are generally reported at the principal amount outstanding, net of unearned income. Interest income is recognized when earned. Loan origination fees and certain direct origination costs are deferred and amortized over the expected life of the loan as an adjustment to the yield using methods that approximate the effective interest method. Finance charges on premium finance receivables are earned over the term of the loan based on actual funds outstanding, beginning with the funding date, using a method which approximates the effective yield method.
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
The Company maintains its allowance for loan losses at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of Problem Loan Report loans, industry concentration, geographical concentrations, levels of delinquencies, historical loss experience including an analysis of the seasoning of the loan portfolio, changes in trends in risk ratings assigned to loans, changes in underwriting standards and other pertinent factors, including regulatory guidance and general economic conditions. The Company reviews Problem Loan Report loans on a case-by-case basis to allocate a specific dollar amount of reserves, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial and commercial real estate, residential real estate, home equity, premium finance receivables, indirect consumer, Tricom finance receivables and consumer. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted on a monthly basis.
In accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” loans acquired after January 1, 2005, including debt securities, are recorded at the amount of the Company’s initial investment and no valuation allowance is carried over from the seller for those individually-evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. Also, the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser’s initial investment are recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3.
In estimating expected losses, the Company evaluates loans for impairment in accordance with Statement of Financial Accounting Standard (“SFAS”) 114, “Accounting by Creditors for Impairment of a Loan.” A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due pursuant to the contractual terms of the loan. Impaired loans are generally considered by the

36	Wintrust Financial Corporation

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
The Company also maintains an allowance for lending-related commitments, specifically unfunded loan commitments and letters of credit, to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for loan losses. This allowance is included in other liabilities on the statement of condition while the corresponding provision for these losses is recorded as a component of the provision for credit losses.
Mortgage Servicing Rights
The Company originates mortgage loans for sale to the secondary market, the majority of which are sold without retaining servicing rights. There are certain loans, however, that are originated and sold to governmental agencies, with servicing rights retained. Mortgage servicing rights (MSR) associated with loans originated and sold, where servicing is retained, are capitalized at the time of sale and included in other assets in the consolidated statements of condition. Upon sale, an MSR is established, which represents the future net cash flows expected to be realized for performing the servicing activities. The capitalized value of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. The carrying values are periodically evaluated for impairment. For purposes of measuring impairment, third party valuations are obtained. These valuations stratify the servicing rights into pools based on product type and interest rate. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate commensurate with the risk associated with that pool, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.
Sales of Premium Finance Receivables
Sales of premium finance receivables to an unrelated third party are recognized in accordance with SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The Company recognizes as a gain or loss the difference between the proceeds received and the allocated cost basis of the loans. The allocated cost basis of the loans is determined by allocating the Company’s initial investment in the loan between the loan and the Company’s retained interests, based on their relative fair values. The retained interests include assets for the servicing rights and interest only strip and a liability for the Company’s guarantee obligation pursuant to the terms of the sale agreement. The servicing assets and interest only strips are included in other assets and the liability for the guarantee obligation is included in other liabilities. If actual cash flows are less than estimated, the servicing assets and interest only strips would be impaired and charged to earnings. Loans sold in these transactions have terms of less than twelve months, resulting in minimal prepayment risk. The Company typically makes a clean-up call by repurchasing the remaining loans in the pools sold after approximately 10 months from the sale date. Upon repurchase, the loans are recorded in the Company’s premium finance receivables portfolio and any remaining balance of the Company’s retained interest is recorded as an adjustment to the gain on sale of premium finance receivables.
Administrative Services Revenue
Administrative services revenue is recognized as services are performed, in accordance with the accrual method of accounting. These services include providing data processing of payrolls, billing and cash management services to Tricom’s clients in the temporary staffing services industry.
Rental Income from Equipment Leases
Rental income from leasing equipment owned by the Company is accrued over the period earned and recorded in other non-interest income. Rental income is not accrued on leases where management has determined that the lessees may be unable to meet contractual obligations under the lease agreement, or where payments are 90 days or more delinquent, unless the lease contracts are adequately secured and in the process of collection.

2005 Annual Report	37

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Useful lives range from two to ten years for furniture, fixtures and equipment, two to five years for software and computer-related equipment and seven to 39 years for buildings and improvements. Land improvements are amortized over a period of 15 years and leasehold improvements are amortized over the term of the respective lease. Land and antique furnishings and artwork are not subject to depreciation. Expenditures for major additions and improvements are capitalized, and maintenance and repairs are charged to expense as incurred. Internal costs related to the configuration and installation of new software and the modification of existing software that provides additional functionality are capitalized. Equipment owned that is leased to customers under leasing contracts characterized as operating leases is also included in premises and equipment.
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
Other Real Estate Owned
Other real estate owned is comprised of real estate acquired in partial or full satisfaction of loans and is included in other assets. Other real estate owned is recorded at its estimated fair value less estimated selling costs at the date of transfer, with any excess of the related loan balance over the fair value less expected selling costs charged to the allowance for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount and are recorded in other non-interest expense. Gains and losses upon sale, if any, are also charged to other non-interest income or expense, as appropriate. At December 31, 2005, other real estate owned totaled $1.4 million. The Company had no other real estate owned at December 31, 2004.
Goodwill and Other Intangible Assets
Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized, but rather is tested for impairment on an annual basis or more frequently when events warrant. Intangible assets which have finite lives are amortized over their estimated useful lives and also are subject to impairment testing. All of the Company’s other intangible assets have finite lives and are amortized over varying periods not exceeding ten years.
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
Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset or liability attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Formal documentation of the relationship between a derivative instrument and a hedged asset or liability, as well as the risk-management objective and strategy for undertaking each hedge transaction and an assessment of effectiveness is required at

38	Wintrust Financial Corporation

inception to apply hedge accounting. In addition, formal documentation of ongoing effectiveness testing is required to maintain hedge accounting.
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
Under both the fair value and cash flow hedge scenarios, changes in the fair value of derivatives not considered to be highly effective in hedging the change in fair value or the expected cash flows of the hedged item are recognized in earnings as non-interest income during the period of the change.
Derivative instruments that do not qualify as hedges pursuant to SFAS 133 are reported on the statement of condition at fair value and the changes in fair value are recognized in earnings as non-interest income during the period of the change.
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
Periodically, the Company sells options to an unrelated bank or dealer for the right to purchase certain securities held within the Banks’ investment portfolios or the right to sell U.S. Treasury or agency securities deemed appropriate for the Banks’ investment portfolios to the Company at predetermined prices. These option transactions are designed primarily to increase the total return associated with holding these securities as earning assets. These transactions do not qualify as hedges pursuant to SFAS 133 and, accordingly, changes in fair values of these contracts, are reported in other non-interest income. There were no covered call or put options outstanding as of December 31, 2005 or 2004.
Long-term Debt — Trust Preferred Securities Offering Costs
In connection with the Company’s currently outstanding Long-term debt — trust preferred securities, approximately $2.2 million of offering costs were incurred, including underwriting fees, legal and professional fees, and other costs. These costs are included in other assets and are being amortized over a ten year period as an adjustment to interest expense using a method that approximates the effective interest method. As of December 31, 2005, the unamortized balance of these costs was approximately $937,000. See Note 15 for further information about the Long-term debt — trust preferred securities.
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

2005 Annual Report	39

Stock-Based Compensation Plans
The Company follows Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans. APB 25 uses the intrinsic value method and provides that compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. The Company follows the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation,” rather than the expense recognition provisions of SFAS 123, as allowed by the statement. Compensation expense for restricted share awards is ratably recognized over the required period of service, usually the restricted period, based on the fair value of the stock on the date of grant. Effective January 1, 2006, the Company adopted SFAS 123R, “Share-Based Payment,” which revises SFAS 123 and supersedes APB 25. See Note 2 for a discussion of this recent accounting pronouncement.
Had compensation cost for the Company’s stock option plan been determined based on the fair value at the date of grant consistent with the recognition method of SFAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

	Years Ended December 31,
	2005	2004	2003

Net income:
As reported	$67,016	51,334	38,118
Pro forma	63,703	49,030	36,762
Earnings per share — Basic:
As reported	$2.89	2.49	2.11
Pro forma	2.75	2.37	2.04
Earnings per share — Diluted:
As reported	$2.75	2.34	1.98
Pro forma	2.62	2.23	1.91

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model is sensitive to changes in the assumptions, which can materially affect the fair value estimates. The following weighted average assumptions were used in the option-pricing model to determine the fair value of options granted:

	Years Ended December 31,
	2005	2004	2003

Expected dividend yield	0.5%	0.4%	0.4%
Expected volatility	23.6	22.9	25.2
Risk-free rate	4.2	4.1	3.8
Expected option life (in years)	8.5	8.4	8.4
Weighted average grant-date per share fair value of options	$20.09	19.63	15.82

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
Shared-Based Payment
In December 2004, the FASB issued SFAS 123R, “Share-Based Payment,” which revises SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB 25, “Accounting for Stock-Based Compensation.” The approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In 2005, the Securities and Exchange Commission (“SEC”) issued further clarification on the implementation of SFAS 123R and the Company will be required to adopt the provisions of SFAS 123R on January 1, 2006. The Company plans to adopt the “modified prospective” method provided for in SFAS 123R, in which compensation cost is recognized for all equity awards granted after the effective date based on the requirements of SFAS 123R and, for all equity awards granted prior to the effective date that remain unvested on the effective date based on the requirements of SFAS 123. SFAS 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeited. As permitted by SFAS 123, the Company currently accounts for stock options granted to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1.

40	Wintrust Financial Corporation

Accounting Changes and Error Corrections
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on financial condition, results of operations or liquidity.
Meaning of Other Than Temporary Impairment
In November 2005, the FASB issued FASB Staff Position (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss in earnings. Specifically, the guidance clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. The FSP also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company applied the guidance in this FSP in 2005 as disclosed in Note 3.
(3)	Available-for-Sale Securities
A summary of the available-for-sale securities portfolio presenting carrying amounts and gross unrealized gains and losses as of December 31, 2005 and 2004 is as follows (in thousands):

	December 31, 2005				December 31, 2004
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value	cost	gains	losses	Value

U.S. Treasury	$36,577	—	(1,991)	34,586	142,455	6	(1,754)	140,707
U.S. Government agencies	724,273	79	(9,637)	714,715	550,524	304	(4,941)	545,887
Municipal	48,853	—	(456)	48,397	25,481	—	(69)	25,412
Corporate notes and other debt	8,467	—	(109)	8,358	8,455	—	(126)	8,329
Mortgage-backed	891,799	138	(17,870)	874,067	539,074	219	(5,567)	533,726
Federal Reserve/FHLB stock and other equity securities	119,103	158	—	119,261	89,286	130	—	89,416

Total available-for-sale securities	$1,829,072	375	(30,063)	1,799,384	1,355,275	659	(12,457)	1,343,477

The following table presents the portion of the Company’s available-for-sale securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 (in thousands):

	Continuous unrealized		Continuous unrealized
	losses existing for		losses existing for
	less than 12 months		greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

U.S. Treasury	$2,990	(83)	31,596	(1,908)	34,586	(1,991)
U.S. Government agencies	486,817	(6,081)	226,777	(3,556)	713,594	(9,637)
Municipal	16,695	(296)	7,681	(160)	24,376	(456)
Corporate notes and other debt	3,954	(25)	3,855	(84)	7,809	(109)
Mortgage-backed	674,302	(11,211)	193,756	(6,659)	868,058	(17,870)

Total	$1,184,758	(17,696)	463,665	(12,367)	1,648,423	(30,063)

Management does not believe any individual unrealized loss as of December 31, 2005 represents an other-than-temporary impairment. The fair value of available-for-sale securities includes investments totaling $464 million with unrealized

2005 Annual Report	41

losses of $12.4 million, which have been in an unrealized loss position for greater than 12 months. U.S. Treasury, U.S. Government agencies and Mortgage-backed securities totaling $452 million with unrealized losses of $12.1 million are primarily fixed-rate investments with temporary impairment resulting from increases in interest rates since the purchase of the investments. The Company has the ability to hold these investments until such time as the value recovers or maturity.
The amortized cost and fair value of securities as of December 31, 2005 and 2004, by contractual maturity, are shown in the following table. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without penalties (in thousands):

	December 31, 2005		December 31, 2004
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$442,526	440,182	134,875	134,054
Due in one to five years	106,893	105,424	210,712	208,990
Due in five to ten years	254,756	246,516	369,338	365,426
Due after ten years	13,995	13,934	11,990	11,865
Mortgage-backed	891,799	874,067	539,074	533,726
Federal Reserve/FHLB Stock and other equity	119,103	119,261	89,286	89,416

Total available-for-sale securities	$1,829,072	1,799,384	1,355,275	1,343,477

In 2005, 2004 and 2003, the Company had gross realized gains on sales of available-for-sale securities of $1.1 million, $2.2 million and $835,000, respectively. During 2005, 2004 and 2003, gross realized losses on sales of available-for-sale securities totaled $40,000, $358,000 and $193,000, respectively. Proceeds from sales of available-for-sale securities during 2005, 2004 and 2003, were $1.1 billion, $923 million and $3.3 billion, respectively. At December 31, 2005 and 2004, securities having a carrying value of $774.5 million and $626.6 million, respectively, were pledged as collateral for public deposits, trust deposits and securities sold under repurchase agreements. At December 31, 2005, there were no securities of a single issuer, other than U.S. Treasury obligations and other U.S. Government-sponsored agency securities, which exceeded 10% of shareholders’ equity.
(4)	Loans
A summary of the loan portfolio at December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004

Commercial and commercial real estate	$3,161,734	2,465,852
Home equity	624,337	574,668
Residential real estate	275,729	248,118
Premium finance receivables	814,681	770,792
Indirect consumer loans	203,002	171,926
Tricom finance receivables	49,453	29,730
Consumer and other loans	84,935	87,260

Total loans	$5,213,871	4,348,346

At December 31, 2005 and 2004, premium finance receivables were recorded net of unearned income of $16.0 million and $14.9 million respectively. Total loans include net deferred loan fees and costs and fair value purchase accounting adjustments totaling $2.6 million at December 31, 2005 and $1.6 million at December 31, 2004.
Certain real estate loans, including mortgage loans held-for-sale, and home equity loans with balances totaling approximately $606.9 million and $496.0 million, at December 31, 2005 and 2004, respectively, were pledged as collateral to secure the availability of borrowings from certain Federal agency banks. At December 31, 2005, approximately $366.0 million of these pledged loans are included in a blanket pledge of qualifying loans to the Federal Home Loan Bank (“FHLB”). The remaining $240.9 million of pledged loans was used to secure potential borrowings at the Federal Reserve Bank discount window. At December 31, 2005 and 2004, the Banks borrowed $349.3 million and $303.5 million, respectively, from the FHLB in connection with these collateral arrangements. See Note 12 for a summary of these borrowings.
The Company’s loan portfolio is generally comprised of loans to consumers and small to medium-sized businesses located within the geographic market areas that the Banks serve. The premium finance receivables and Tricom finance receivables portfolios are made to customers

42	Wintrust Financial Corporation

on a national basis and the majority of the indirect consumer loans are generated through a network of local automobile dealers. As a result, the Company strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. Such diversification reduces the exposure to economic downturns that may occur in different segments of the economy or in different industries.
It is the policy of the Company to review each prospective credit in order to determine the appropriateness and, when required, the adequacy of security or collateral necessary to obtain when making a loan. The type of collateral, when required, will vary from liquid assets to real estate. The Company seeks to assure access to collateral, in the event of default, through adherence to state lending laws and the Company’s credit monitoring procedures.
Certain officers and directors of Wintrust and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. A rollforward of these loans is as follows (in thousands):

Balance at December 31, 2004	$5,271
New loans and advances	6,919
Maturities and paydowns	(6,418)

Balance at December 31, 2005	$5,772

(5)	Allowance for Loan Losses and Allowance for Losses on Lending-Related Commitments
A summary of the activity in the allowance for loan losses for the years ended December 31, 2005, 2004, and 2003 is as follows (in thousands):

	Years Ended December 31,
	2005	2004	2003

Allowance at beginning of year	$34,227	25,541	18,390
Provision for credit losses	6,676	6,298	10,999
Allowance acquired in business combinations	4,792	5,110	1,602
Reclassification to allowance for losses on lending-related commitments	(491)	—	—
Charge-offs	(6,523)	(4,870)	(6,457)
Recoveries	1,602	2,148	1,007

Allowance at end of year	$40,283	34,227	25,541

In 2005 the Company reclassified $491,000 of the allowance for loan losses to a separate liability account, representing a reserve for losses associated with lending-related commitments, specifically unfunded loan commitments and letters of credit. There was no other activity in this allowance during 2005.
A summary of non-accrual and impaired loans and their impact on interest income as well as loans past due greater than 90 days and still accruing interest are as follows (in thousands):

	Years Ended December 31,
	2005	2004	2003

Total non-accrual loans (as of year-end)	$18,693	13,724	18,964
Reduction of interest income from non-accrual loans	1,258	522	277
Average balance of impaired loans	9,331	6,681	3,566
Interest income recognized on impaired loans	581	73	127
Loans past due greater than 90 days and still accruing	7,496	4,864	4,776

Management evaluates the value of the impaired loans primarily by using the fair value of the collateral. A summary of impaired loan information at December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004

Impaired loans	$11,530	3,465
Impaired loans that had allocated specific allowance for loan losses	6,383	937
Allocated allowance for loan losses	1,319	140

(6)	Mortgage Servicing Rights
The outstanding principal balance of mortgage loans serviced for others totaled $522 million at December 31, 2005, $297 million at December 31, 2004, and $285 million at December 31, 2003. The following is a summary of the changes in the balance of mortgage servicing rights for the years ended December 31, 2005, 2004 and 2003 (in thousands):

	Years Ended December 31,
	2005	2004	2003

Balance at beginning of year, net	$2,179	2,277	1,520
Balance acquired in business combinations	2,064	—	—
Servicing rights capitalized	810	969	2,439
Amortization of servicing rights	(1,423)	(1,067)	(1,923)
Change in valuation allowance	—	—	241

Balance at end of year, net	$3,630	2,179	2,277

At December 31, 2005, 2004 and 2003, the aggregate fair value of mortgage servicing rights was $5.4 million, $2.7 million, and $2.5 million, respectively. Fair values are determined by discounting anticipated future net cash flows from servicing activities considering market

2005 Annual Report	43

consensus loan prepayment speeds, interest rates, servicing costs and other economic factors. There was no valuation allowance at December 31, 2005, December 31, 2004 or December 31, 2003.
Amortization of existing balances of mortgage servicing rights is expected to approximate $773,000 in 2006, $608,000 in 2007, $479,000 in 2008, $377,000 in 2009 and $297,000 in 2010.
(7)	Business Combinations
The Company completed two business combinations in 2005. Both were accounted for under the purchase method of accounting; thus, the results of operations prior to their respective effective dates of acquisition are not included in the accompanying consolidated financial statements. Goodwill, core deposit intangibles and other purchase accounting adjustments were recorded upon the completion of each acquisition.
In January 2005, Wintrust completed (effective date January 1, 2005) its acquisition of Antioch Holding Company and its wholly-owned subsidiary, State Bank of The Lakes. The acquisition continues the Company’s community banking expansion plans into the northwest suburbs of Chicago. Antioch was acquired for $95.4 million of cash.
On March 31, 2005, Wintrust completed the acquisition of First Northwest Bancorp, Inc. (“First Northwest”) and its wholly-owned subsidiary, First Northwest Bank. This acquisition augmented the Company’s community banking presence in the same community that is served by the Company’s Village Bank. In May 2005, First Northwest Bank was merged into Village Bank. First Northwest was acquired through the issuance of 595,123 shares of common stock (then valued at $30.0 million), $14.4 million in cash and $238,000 for the value of vested stock options for a total purchase price of $44.7 million. The value of the common stock issued was determined by the unweighted average of the high and low sales prices of Wintrust’s common stock on the Nas-daq National Market for each of the ten trading days ending on the second day preceding the closing date. The value was calculated as $50.47 which was within the range of the ceiling and floor stock price in the agreement and plan of merger. The vested stock options were valued using the Black-Scholes option-pricing model.
The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the respective dates of acquisition for Antioch and First Northwest (in thousands):

	Antioch	First Northwest

Assets:
Cash and due from banks	$14,725	7,292
Federal funds sold	5,905	2,800
Available-for-sale securities	153,982	63,797
Loans	238,796	182,031
Allowance for loan losses	(2,804)	(1,989)
Goodwill	54,035	28,782
Other intangible assets	6,180	3,600
Other assets	31,301	11,109

Total assets	$502,120	297,422

Liabilities and Equity:
Deposits	$357,856	220,671
Borrowings	41,693	28,223
Other liabilities	7,156	3,815
Equity	95,415	44,713

Total liabilities and equity	$502,120	297,422

44	Wintrust Financial Corporation

(8)	Goodwill and Other Intangible Assets
A summary of goodwill by business segment is as follows (in thousands):

	Jan 1,	Goodwill	Impairment	Dec 31,
	2005	Acquired	Losses	2005

Banking	$91,011	82,629	—	173,640
Premium finance	—	—	—	—
Tricom	8,958	—	—	8,958
Wealth management	13,492	626	—	14,118
Parent and other	—	—	—	—

Total	$113,461	83,255	—	196,716

Approximately $24.9 million of the December 31, 2005 balance of goodwill is deductible for tax purposes.
A summary of finite-lived intangible assets as of December 31, 2005 and 2004 and the expected amortization as of December 31, 2005 is follows (in thousands):

	December 31,
	2005	2004

Wealth management segment:
Customer list intangibles
Gross carrying amount	$3,252	3,252
Accumulated amortization	(2,071)	(1,613)

Net carrying amount	1,181	1,639

Banking segment:
Core deposit intangibles
Gross carrying amount	19,988	10,096
Accumulated amortization	(3,562)	(514)

Net carrying amount	16,426	9,582

Total intangible assets, net	$17,607	11,221

Estimated amortization

2006	$2,956
2007	2,423
2008	2,033
2009	1,873
2010	1,725

The customer list intangibles recognized in connection with the acquisitions of LFCM in 2003 and WHAMC in 2002, are being amortized over seven-year periods on an accelerated basis. The core deposit intangibles recognized in connection with the Company’s six bank acquisitions in the last three years are being amortized over ten-year periods on an accelerated basis. Total amortization expense associated with finite-lived intangibles in 2005, 2004 and 2003 was $3.4 million, $1.1 million and $640,000, respectively.
(9)	Premises and Equipment, Net
A summary of premises and equipment at December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004

Land	$53,033	42,578
Buildings and leasehold improvements	175,039	121,416
Furniture, equipment and computer software	61,407	51,290
Construction in progress	13,081	14,536

	302,560	229,820
Less: Accumulated depreciation and amortization	54,735	44,251

	247,825	185,569
Equipment under leasing contracts, net of accumulated depreciation	50	357

Total premises and equipment, net	$247,875	185,926

Equipment under leasing contracts represents the Company’s investment in equipment leased to others under operating lease agreements. The portfolio consists of various types of equipment including medical, technological and machine tools.
Depreciation and amortization expense related to premises and equipment, excluding equipment under leasing contracts, totaled $11.9 million in 2005, $9.2 million in 2004 and $8.0 million in 2003. Depreciation expense related to equipment under leasing contracts totaled $206,000 in 2005, $582,000 in 2004 and $813,000 in 2003.
(10)	Deposits
The following is a summary of deposits at December 31, 2005 and 2004 (in thousands):

	2005	2004

Non-interest bearing accounts	$620,091	505,312
NOW accounts	704,640	586,583
Wealth Management deposits	421,301	390,129
Money market accounts	610,554	608,037
Savings accounts	308,323	215,697
Time certificates of deposits	4,064,525	2,798,976

Total deposits	$6,729,434	5,104,734

2005 Annual Report	45

The scheduled maturities of time certificates of deposits at December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004

Due in one year	$2,732,656	1,550,086
Due in one to two years	631,656	711,608
Due in two to three years	216,086	287,503
Due in three to four years	160,216	122,806
Due in four to five years	87,240	126,864
Due after five years	236,671	109

Total time certificates of deposits	$4,064,525	2,798,976

Certificates of deposit in amounts of $100,000 or more approximated $2.15 billion and $1.46 billion at December 31, 2005 and 2004, respectively.
(11)	Notes Payable
The notes payable balance was $1.0 million at December 31, 2005 and 2004. It represents the outstanding balance on a $51.0 million revolving loan agreement (“Agreement”) with an unaffiliated bank. The Agreement was amended in August 2005. At December 31, 2005, the Agreement includes the $1.0 million note which is due June 15, 2015 and a $50.0 million revolving note that matures June 1, 2006 (which had no outstanding balance at year end). Interest is calculated at a floating rate equal to, at the Company’s option, (1) the greater of the lender’s prime rate or the Federal Funds rate plus 50 basis points or (2) LIBOR plus 140 basis points. At December 31, 2005 and 2004, the interest rates on the notes payable balance were 5.81% and 3.80%, respectively.
The Agreement is secured by the stock of the Banks and contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. At December 31, 2005, the Company is in compliance with all debt covenants. The Agreement may be utilized, as needed, to provide capital to fund continued growth at the Company’s Banks, expand its wealth management business, fund possible acquisitions of financial institutions or other finance related companies, purchase treasury stock or for other general corporate matters.
(12)	Federal Home Loan Bank Advances
A summary of the outstanding FHLB advances at December 31, 2005 and 2004, is as follows (in thousands):

	2005	2004

2.47% line of credit	$—	40,000
5.84% advance due February 2005	—	2,515
1.98% advance due March 2005	—	1,701
7.24% advance due July 2005	—	1,935
2.40% advance due September 2005	—	1,605
2.86% advance due October 2005	—	3,014
2.13% advance due February 2006	25,000	25,000
2.74% advance due February 2006	2,001	2,007
1.97% advance due July 2006	499	496
4.30% advance due July 2006	1,009	1,025
3.13% advance due September 2006	702	705
2.78% advance due October 2006	4,955	—
2.99% advance due November 2006	750	750
2.77% advance due February 2007	25,000	25,000
4.89% advance due November 2007	3,070	—
3.32% advance due March 2008	2,509	2,513
4.36% advance due March 2008	2,000	—
2.72% advance due May 2008	1,977	1,968
4.78% advance due October 2008	3,000	—
2.84% advance due May 2009	50,000	50,000
4.40% advance due July 2009	2,061	2,078
4.85% advance due November 2009	3,000	—
4.58% advance due March 2010	5,035	—
4.61% advance due March 2010	2,500	—
4.88% advance due November 2010	3,000	—
4.60% advance due July 2011	30,000	30,000
3.30% advance due November 2011	25,000	25,000
3.95% advance due November 2011	35,000	35,000
4.33% advance due November 2011	6,249	1,189
4.17% advance due June 2012	—	25,000
4.79% advance due June 2012	25,000	25,000
3.78% advance due February 2015	25,000	—
4.12% advance due February 2015	25,000	—
3.70% advance due June 2015	40,000	—

Federal Home Loan Bank advances	$349,317	303,501

At December 31, 2005 all of the FHLB advances were fixed-rate term obligations. Several of the advances due after 2008 have varying one-time call dates ranging from May 2006 to February 2010. FHLB advances are stated at par value of the debt adjusted for unamortized fair value adjustments recorded in connection with advances acquired through acquisitions.
At December 31, 2005, the weighted average contractual interest rate on FHLB advances was 3.63% and the weighted average effective interest rate, which reflects amortization of fair value adjustments associated with

46	Wintrust Financial Corporation

FHLB advances acquired through acquisitions, was 3.59%.
FHLB advances are collateralized by qualifying residential real estate loans and certain securities. The Company has an arrangement with the FHLB whereby based on available collateral, the Company could have borrowed an additional $137.9 million at December 31, 2005.
(13)	Subordinated Notes
A summary of the subordinated notes at December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004

Subordinated note, due October 29, 2012	$25,000	25,000
Subordinated note, due May 1, 2013	25,000	25,000

Total subordinated notes	$50,000	50,000

The subordinated notes were issued in 2002 and 2003, and may be redeemed by the Company at any time prior to maturity. Each subordinated note requires annual principal payments of $5.0 million beginning in the sixth year of the note. On August 2, 2005, the Company entered into an agreement, which was effective as of June 7, 2005, with the holder of the subordinated notes to amend the terms of each of the two outstanding $25.0 million subordinated notes to lower the interest rate payable to a floating rate equal to LIBOR plus 1.60%. Prior to the amendment, the interest rate on both of the notes was calculated at a floating rate equal to LIBOR plus 2.60%. At December 31, 2005, the weighted average contractual interest rate on the subordinated notes was 6.00%. On October 25, 2005, the Company signed an additional $25.0 million subordinated note with the holder of the Company’s existing subordinated notes. This new subordinated note has substantially similar terms as the existing subordinated notes, and as of December 31, 2005, was unfunded. It is anticipated that the proceeds of the note will be used in conjunction with closing the recently announced acquisition of Hinsbrook Bancshares, Inc. The subordinated notes qualify as Tier II capital under the regulatory capital requirements.
(14)	Other Borrowings
The following is a summary of other borrowings at December 31, 2005 and 2004 (in thousands):

	2005	2004

Federal funds purchased	$235	78,576
Securities sold under repurchase agreements	93,312	118,669
Other	2,249	4,679

Total other borrowings	$95,796	201,924

As of December 31, 2005 and 2004, the weighted average interest rate of federal funds purchased was 4.25% and 2.47%, respectively.
Securities sold under repurchase agreements represent customer sweep accounts in connection with master repurchase agreements at the Banks as well as short-term borrowings from brokers. Securities pledged for these borrowings are maintained under the Company’s control and consist of U.S. Government agency, mortgage-backed and corporate securities. These securities are included in the available-for-sale securities portfolio as reflected on the Company’s Consolidated Statements of Condition. As of December 31, 2005 and 2004, the weighted average interest rate of securities sold under repurchase agreements was 2.61% and 2.05%, respectively.
At December 31, 2005, other reflects a $2.0 million, 6.17% fixed-rate, mortgage (which matures May 1, 2010) related to the Company’s Northfield banking office. This mortgage was originally assumed in connection with the acquisition of Northview Bank in 2004, and was refinanced in 2005. At December 31, 2004, other reflects the $2.0 million mortgage balance as well as a $2.4 million interest-bearing liability related to the deferred portion of the purchase of the Wayne Hummer Companies. The balance of this deferred purchase price was paid in full in 2005 in accordance with the underlying purchase agreement.
(15)	Long-term Debt — Trust Preferred Securities
As of December 31, 2005 the Company owned 100% of the Common Securities of nine trusts, Wintrust Capital Trust I, Wintrust Capital Trust III, Wintrust Statutory Trust IV, Wintrust Statutory Trust V, Wintrust Capital Trust VII, Wintrust Capital Trust VIII, Northview Capital Trust I, Town Bankshares Capital Trust I and First Northwest Capital Trust I (the “Trusts”) set up to provide long-term financing. The Northview, Town and First Northwest capital trusts were acquired as part of the acquisitions of Northview Financial Corporation, Town Bankshares, Ltd. and First Northwest Bancorp, Inc., respectively. The Trusts were formed for purposes of issuing Trust Preferred Securities to third-party investors and investing the proceeds from the issuances of the Trust Preferred Securities and the Common Securities solely in Subordinated Debentures (“Debentures”) issued by the Company, with the same maturities and interest rates as the Trust Preferred Securities. The Debentures are the sole assets of the Trusts. In each Trust the Common Securities represent approximately 3% of the Debentures and the Trust Preferred Securities represent approximately 97% of the Debentures.

2005 Annual Report	47

At December 31, 2005, and 2004, the Trusts are reported in the Company’s financial statements as unconsolidated subsidiaries; the Debentures are reflected as “Long-term debt — trust preferred securities” and the Common Securities are included in Available-for-Sale Securities.
A summary of the Company’s Long-term debt — trust preferred securities, which represents the par value of the obligations, and basis adjustments for the unamortized fair value adjustments recognized at the acquisition dates for the Northview, Town and First Northwest obligations, at December 31, 2005 and 2004, is as follows (in thousands):

	2005	2004

9.0% Debentures owed to Wintrust Capital Trust I, due September 30, 2028	$32,010	31,882
10.5% Debentures owed to Wintrust Capital Trust II, due June 30, 2030	—	20,619
Variable rate (LIBOR + 3.25%) Debentures owed to Wintrust Capital Trust III, due April 7, 2033	25,774	25,774
Variable rate (LIBOR + 2.80%) Debentures owed to Wintrust Statutory Trust IV, due December 8, 2033	20,619	20,619
Variable rate (LIBOR + 2.60%) Debentures owed to Wintrust Statutory Trust V, due May 11, 2034	41,238	41,238
Variable rate (LIBOR + 1.95%) Debentures owed to Wintrust Capital Trust VII, due March 15, 2035	51,550	51,550
Variable rate (LIBOR + 1.45%) Debentures owed to Wintrust Capital Trust VIII due September 30, 2035	41,238	—
6.35% Debentures owed to Northview Capital Trust I, due November 8, 2033	6,330	6,380
Variable rate (LIBOR + 3.00%) Debentures owed to Town Bankshares Capital Trust I, due November 8, 2033	6,365	6,427
Variable rate (LIBOR + 3.00%) Debentures owed to First Northwest Capital Trust I, due May 31, 2034	5,334	—

Total long-term debt — trust preferred securities	$230,458	204,489

The interest rates associated with the variable rate Debentures are based on the three-month LIBOR rate and were 7.40%, 7.33%, 7.13%, 6.44%, 5.98%, 7.25%, and 7.02%, for Wintrust Capital Trust III, Wintrust Statutory Trust IV, Wintrust Statutory Trust V, Wintrust Capital Trust VII, Wintrust Capital Trust VIII,Town Bankshares Capital Trust I and First Northwest Capital Trust I, respectively, at December 31, 2005. The interest rate on the Northview Capital Trust I changes to a variable rate equal to three-month LIBOR plus 3.00% effective February 8, 2008. Distributions on the Trust Preferred Securities issued by the Trusts are payable quarterly at a rate per annum equal to the interest rate being earned by the Trusts on the Debentures held by the Trusts. Interest expense on the Trust Preferred Securities is deductible for income tax purposes.
In August 2005, the Company redeemed, at par value, $20.6 million of the Debentures of Wintrust Capital Trust II.
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

Wintrust Capital Trust I	September 30, 2003
Wintrust Capital Trust III	April 7, 2008
Wintrust Statutory Trust IV	December 31, 2008
Wintrust Statutory Trust V	June 30, 2009
Wintrust Capital Trust VII	March 15, 2010
Wintrust Capital Trust VIII	September 30, 2010
Northview Capital Trust I	August 8, 2008
Town Bankshares Capital Trust I	August 8, 2008
First Northwest Capital Trust I	May 31, 2009

The Trust Preferred Securities, subject to certain limitations, qualify as Tier 1 capital of the Company for regula-

48	Wintrust Financial Corporation

tory purposes. On February 28, 2005, The Federal Reserve issued a final rule that retains Tier I capital treatment for trust preferred securities but with stricter limits. Under the rule, which is effective March 31, 2009, and has a transition period until then, the aggregate amount of trust preferred securities and certain other capital elements is limited to 25% of Tier I capital elements, net of goodwill less any associated deferred tax liability. The amount of trust preferred securities and certain other capital elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. Applying the final rule at December 31, 2005, the Company would still be considered well-capitalized under regulatory capital guidelines.
(16)	Minimum Lease Commitments
The Company occupies certain facilities under operating lease agreements. Gross rental expense related to the Company’s operating leases was $5.0 million in 2005, $3.5 million in 2004 and $2.2 million in 2003. The Company also leases certain owned premises and receives rental income from such agreements. Gross rental income related to the Company’s buildings totaled $1.8 million, $1.5 million and $1.1 million, in 2005, 2004 and 2003, respectively. In 2005, 2004 and 2003, the Company also recorded equipment lease income of approximately $224,000, $530,000 and $755,000, respectively. Future minimum gross rental payments for office space, future minimum gross rental income, and future minimum equipment lease income as of December 31, 2005 for all noncancelable leases are as follows (in thousands):

	Future	Future	Future
	minimum	minimum	minimum
	gross	gross	equipment
	rental	rental	lease
	payments	income	income

2006	$4,586	697	16
2007	4,146	535	—
2008	2,694	477	—
2009	2,580	476	—
2010	2,527	492	—
2011 and thereafter	15,679	2,310	—

Total minimum future amounts	$32,212	4,987	16

(17)	Income Taxes
Income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003 is summarized as follows (in thousands):

	Years Ended December 31,
	2005	2004	2003

Current income taxes:
Federal	$33,399	23,108	18,752
State	4,190	3,489	1,662

Total current income taxes	37,589	26,597	20,414

Deferred income taxes:
Federal	603	2,678	493
State	(258)	278	319

Total deferred income taxes	345	2,956	812

Total income tax expense	$37,934	29,553	21,226

Included in total income tax expense is income tax expense applicable to net gains on available-for-sale securities of $405,000 in 2005, $713,000 in 2004 and $245,000 in 2003.
The exercise of certain stock options and the vesting and issuance of stock compensation produced tax benefits of $7.0 million in 2005, $8.7 million in 2004 and $3.6 million in 2003 which were recorded directly to shareholders’ equity.
A reconciliation of the differences between taxes computed using the statutory Federal income tax rate of 35% and actual income tax expense is as follows (in thousands):

	Years Ended December 31,
	2005	2004	2003

Income tax expense based upon the Federal statutory rate on income before income taxes	$36,733	28,311	20,770
Increase (decrease) in tax resulting from:
Tax-exempt interest, net of interest expense disallowance	(800)	(424)	(381)
State taxes, net of federal tax benefit	2,556	2,449	1,288
Income earned on life insurance policies	(807)	(668)	(691)
Other, net	252	(115)	240

Income tax expense	$37,934	29,553	21,226

2005 Annual Report	49

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004

Deferred tax assets:
Allowance for credit losses	$15,121	12,696
Net unrealized losses on securities (SFAS 115)	11,355	4,547
Net unrealized losses on derivatives (SFAS 133)	—	67
Federal net operating loss carryforward	2,090	2,817
Deferred compensation	4,739	2,367
Other	2,488	1,462

Total gross deferred tax assets	35,793	23,956

Deferred tax liabilities:
Premises and equipment	10,060	6,143
Deferred loan fees and costs	1,474	778
Capitalized servicing rights	2,343	1,613
Goodwill and intangible assets	9,227	6,163
FHLB stock dividends	4,291	2,925
Other	214	242

Total gross deferred tax liabilities	27,609	17,864

Net deferred tax assets	$8,184	6,092

At December 31, 2005, Wintrust had Federal net operating loss carryforwards of $6.0 million which are available to offset future taxable income. These net operating losses expire in years 2007 through 2020 and are subject to certain statutory limitations.
Management believes that it is more likely than not that the recorded deferred tax assets will be fully realized and therefore no valuation allowance is necessary. The basis for the conclusion that it is more likely than not that the deferred tax assets will be realized is based on the Company’s historical earnings trend, its current level of earnings and prospects for continued growth and profitability.
(18)	Employee Benefit and Stock Plans
The Wintrust Financial Corporation 1997 Stock Incentive Plan (“the Plan”) permits the grant of incentive stock options, nonqualified stock options, rights and restricted stock, as well as the conversion of outstanding options of acquired companies to Wintrust options. The Plan covers substantially all employees of Wintrust. A total of 5,933,347 shares of Common Stock may be granted under the Plan.
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

50	Wintrust Financial Corporation

A summary of the Plan’s aggregate stock option activity for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Common	Range of	Weighted Average
	Shares	Strike Prices	Strike Price

Outstanding at December 31, 2002	2,881,863	$5.17 – 30.59	$13.19
Conversion of options of acquired companies	100,003	19.82 – 35.05	27.74
Granted	498,200	11.33 – 45.46	41.79
Exercised	347,501	5.17 – 30.59	8.15
Forfeited or canceled	14,560	9.58 – 30.59	22.06

Outstanding at December 31, 2003	3,118,005	5.17 – 45.46	18.75
Conversion of options of acquired companies	146,441	15.57 – 26.13	23.37
Granted	279,100	45.07 – 58.02	53.71
Exercised	473,999	5.17 – 45.46	10.13
Forfeited or canceled	22,269	9.21 – 47.31	24.57

Outstanding at December 31, 2004	3,047,278	6.46 – 58.02	23.41
Conversion of options of acquired companies	5,865	11.76 – 14.47	13.35
Granted	488,850	46.61 – 55.50	53.91
Exercised	465,348	8.28 – 48.90	13.02
Forfeited or canceled	57,163	6.46 – 56.88	39.22

Outstanding at December 31, 2005	3,019,482	$7.58 – 58.02	$29.63

At December 31, 2005, 2004 and 2003, the weighted-average remaining contractual life of outstanding options was 6.1 years, 6.0 years and 6.1 years, respectively. Additionally, at December 31, 2005, 2004 and 2003, the number of options exercisable was 1,762,985, 1,831,222, and 1,772,067, respectively, and the weighted-average per share exercise price of those options was $19.89, $16.07, and $12.08, respectively. Expiration dates for options outstanding at December 31, 2005 range from January 1, 2006 to October 25, 2015.
The following table presents certain information about the outstanding stock options and the currently exercisable stock options as of December 31, 2005:

Options Outstanding				Options Currently Exercisable
Range of	Number	Weighted Average	Weighted Average	Number	Weighted Average
Exercise Prices	of Shares	Exercise Price	Remaining Term	of Shares	Exercise Price

$ 7.58 – 11.92	504,357	$10.44	2.71 years	504,357	$10.44
11.96 – 12.63	405,195	12.19	2.93 years	373,770	12.15
12.80 – 18.81	537,644	18.28	5.91 years	345,195	18.04
19.82 – 30.59	384,869	26.30	6.69 years	272,464	25.51
31.03 – 45.46	458,367	43.45	7.55 years	205,424	42.60
46.61 – 54.92	359,750	52.28	9.02 years	32,850	51.87
55.11 – 58.02	369,300	55.73	9.22 years	28,925	56.55

$ 7.58 – 58.02	3,019,482	$29.63	6.10 years	1,762,985	$19.89

Holders of Restricted Stock Unit Awards (“restricted stock”) are entitled to receive, at no cost, shares of the Company’s common stock generally over periods of one to five years after the awards are granted. Holders of the restricted stock are not entitled to vote or receive cash dividends (or cash payments equal to the cash dividends) on the underlying common shares until the awards are vested. Except in limited circumstances, these awards are canceled upon termination of employment without any payment of consideration by the Company. In 2005, 2004 and 2003, Restricted Stock Unit Awards representing the rights to acquire 200,902, 17,126 and 25,738 shares of common stock, respectively, were granted, with an average grant-date per share value of $53.97, $46.52 and $30.83, respectively. As of December 31, 2005, 206,157 Restricted Stock Unit Awards were outstanding. Compensation expense for restricted stock is based on the quoted per share market price of the stock at the grant date and is accrued on a straight-line basis over the vesting period. Total compensation expense recognized for the restricted stock in 2005, 2004 and 2003 was $4.1 million, $721,000 and $784,000, respectively.

2005 Annual Report	51

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans (“401(k) Plans”). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary deductions at their direction, subject to certain Plan and statutory limitations. Employer contributions to the 401(k) Plans are made at the employer’s discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company’s expense for the employer contributions to the 401(k) Plans was approximately $2.4 million in 2005, $1.7 million in 2004, and $1.3 million in 2003. The Wintrust Financial Corporation Employee Stock Purchase Plan (“SPP”) is designed to encourage greater stock ownership among employees, thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock. The Company has reserved 375,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be either newly issued shares of the Company or shares issued from treasury, if any. In accordance with the SPP, the purchase price of the shares of Common Stock may not be lower than the lesser of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the last date for the offering period. The Company’s Board of Directors authorized a purchase price calculation at 90% of fair market value for each of the offering periods. During 2005, 2004 and 2003, a total of 35,173 shares, 26,332 shares and 35,848 shares, respectively, were issued to participant accounts and approximately $274,000, $323,000 and $314,000, respectively, was recognized as compensation expense. The current offering period concludes on March 31, 2006. The Company plans to continue to periodically offer Common Stock through this SPP subsequent to March 31, 2006.
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
Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. During 2005, 2004 and 2003, cash dividends totaling $45.1 million, $25.5 million and $5.5 million, respectively, were paid to Wintrust by the Banks. As of January 1, 2006, the Banks had approximately $75.8 million available to be paid as dividends to Wintrust without prior regulatory approval; however, only $49.0 million was available as dividends from the Banks without reducing their capital below the well-capitalized level.
The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 2005 and 2004, reserve balances of approximately $14.3 million and $19.5 million, respectively, were required to be maintained at the Federal Reserve Bank.
The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the

52	Wintrust Financial Corporation

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
The Federal Reserve’s capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum Tier 1 leverage ratio (Tier 1 Capital to total assets) of 3.0% for strong bank holding companies (those rated a composite “1” under the Federal Reserve’s rating system). For all other banking holding companies, the minimum Tier 1 leverage ratio is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. As reflected in the following table, the Company met all minimum capital requirements at December 31, 2005 and 2004:

	2005	2004

Total Capital to Risk Weighted Assets	11.9%	12.2%
Tier 1 Capital to Risk Weighted Assets	10.3	9.8
Tier 1 Leverage Ratio	8.3	8.4

In 2002, Wintrust became designated as a financial holding company. Bank holding companies approved as financial holding companies may engage in an expanded range of activities, including the businesses conducted by the Wayne Hummer Companies. As a financial holding company, Wintrust’s Banks are required to maintain their capital positions at the “well-capitalized” level. As of December 31, 2005, the Banks were categorized as well capitalized under the regulatory framework for prompt corrective action. The ratios required for the Banks to be “well capitalized” by regulatory definition are 10.0%, 6.0%, and 5.0% for Total Capital to Risk-Weighted Assets, Tier 1 Capital to Risk-Weighted Assets and Tier 1 Leverage Ratio, respectively. There are no conditions or events since the most recent notification that management believes would materially affect the Banks’ regulatory capital categories.

2005 Annual Report	53

The Banks’ actual capital amounts and ratios as of December 31, 2005 and 2004 are presented in the following table (dollars in thousands):

	December 31, 2005				December 31, 2004
			To Be Well				To Be Well
			Capitalized by				Capitalized by
	Actual		Regulatory Definition		Actual		Regulatory Definition
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk Weighted Assets):
Lake Forest Bank	$152,081	10.7%	$141,877	10.0%	$130,952	10.1%	$130,236	10.0%
Hinsdale Bank	77,300	10.4	74,715	10.0	69,148	10.8	63,888	10.0
North Shore Bank	75,176	11.3	66,448	10.0	78,082	10.9	71,483	10.0
Libertyville Bank	76,124	10.6	71,852	10.0	68,902	10.3	66,934	10.0
Barrington Bank	57,476	10.1	57,012	10.0	57,196	10.8	53,011	10.0
Crystal Lake Bank	39,707	10.7	37,027	10.0	38,325	10.5	36,396	10.0
Northbrook Bank	50,770	10.5	48,333	10.0	44,189	10.6	41,686	10.0
Advantage Bank	20,082	10.9	18,477	10.0	21,072	12.5	16,852	10.0
Village Bank	36,877	10.6	34,909	10.0	11,888	11.2	10,620	10.0
Beverly Bank	12,308	12.7	9,690	10.0	8,339	16.6	5,013	10.0
Town Bank	30,399	10.3	29,646	10.0	26,108	10.9	23,974	10.0
Wheaton Bank	9,588	10.6	9,018	10.0	6,674	11.9	5,610	10.0
State Bank of The Lakes	46,688	14.1	33,131	10.0	*	*	*	*

Tier 1 Capital (to Risk Weighted Assets):
Lake Forest Bank	$144,611	10.2%	$85,126	6.0%	$124,245	9.5%	$78,142	6.0%
Hinsdale Bank	72,145	9.7	44,829	6.0	64,287	10.1	38,333	6.0
North Shore Bank	71,004	10.7	39,869	6.0	73,674	10.3	42,890	6.0
Libertyville Bank	71,751	10.0	43,111	6.0	64,789	9.7	40,161	6.0
Barrington Bank	53,714	9.4	34,207	6.0	53,492	10.1	31,806	6.0
Crystal Lake Bank	37,398	10.1	22,216	6.0	36,162	9.9	21,838	6.0
Northbrook Bank	47,458	9.8	29,000	6.0	41,103	9.9	25,012	6.0
Advantage Bank	18,679	10.1	11,086	6.0	19,791	11.7	10,111	6.0
Village Bank	34,431	9.9	20,945	6.0	11,178	10.5	6,372	6.0
Beverly Bank	11,728	12.1	5,814	6.0	8,057	16.1	3,008	6.0
Town Bank	27,998	9.4	17,788	6.0	23,531	9.8	14,384	6.0
Wheaton Bank	9,048	10.0	5,411	6.0	6,338	11.3	3,366	6.0
State Bank of The Lakes	43,837	13.2	19,879	6.0	*	*	*	*

Tier 1 Leverage Ratio:
Lake Forest Bank	$144,611	10.4%	$69,613	5.0%	$124,245	9.4%	$66,046	5.0%
Hinsdale Bank	72,145	7.6	47,306	5.0	64,287	7.6	42,261	5.0
North Shore Bank	71,004	7.5	47,356	5.0	73,674	8.3	44,631	5.0
Libertyville Bank	71,751	8.5	42,095	5.0	64,789	9.4	34,309	5.0
Barrington Bank	53,714	7.0	38,454	5.0	53,492	7.7	34,474	5.0
Crystal Lake Bank	37,398	7.4	25,257	5.0	36,162	7.6	23,654	5.0
Northbrook Bank	47,458	7.2	33,118	5.0	41,103	10.9	18,916	5.0
Advantage Bank	18,679	7.0	13,305	5.0	19,791	8.8	11,247	5.0
Village Bank	34,431	6.2	27,572	5.0	11,178	6.6	8,413	5.0
Beverly Bank	11,728	9.2	6,375	5.0	8,057	11.4	3,542	5.0
Town Bank	27,998	7.7	18,105	5.0	23,531	9.2	12,754	5.0
Wheaton Bank	9,048	6.0	7,523	5.0	6,338	5.6	6,252	5.0
State Bank of The Lakes	43,837	8.9	24,587	5.0	*	*	*	*

*	Acquired by Wintrust in 2005.
Wintrust’s mortgage banking and broker/dealer subsidiaries are also required to maintain minimum net worth capital requirements with various governmental agencies. The mortgage banking subsidiaries’ net worth requirements are governed by the Department of Housing and Urban Development and the broker/dealer’s net worth requirements are governed by the United States Securities and Exchange Commission. As of December 31, 2005, these subsidiaries met their minimum net worth capital requirements.

54	Wintrust Financial Corporation

(20)	Commitments and Contingencies
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
These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. As of December 31, 2005 and 2004, commitments to extend commercial, commercial real estate and construction loans totaled $1.34 billion and $1.04 billion, respectively, and unused home equity and credit card lines totaled $763.7 million and $600.9 million, respectively. Standby and commercial letters of credit totaled $96.5 million at December 31, 2005 and $64.3 million at December 31, 2004.
In addition, at December 31, 2005 and 2004, the Company had approximately $103.5 million and $152.6 million, respectively, in commitments to fund residential mortgage loans to be sold into the secondary market. These lending commitments are also considered derivative instruments under the guidelines of SFAS 133. The Company also enters into forward contracts for the future delivery of residential mortgage loans at specified interest rates to reduce the interest rate risk associated with commitments to fund loans as well as mortgage loans held-for-sale. These forward contracts are also considered derivative instruments under SFAS 133 and had a notional amount of approximately $186.3 million at December 31, 2005 and $256.7 million at December 31, 2004. See Note 21 for further discussion on derivative instruments.
In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2005 and 2004, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $260.6 million and $250.9 million, respectively. Losses charged against the recourse obligation were $269,000, $177,000 and $165,000 for 2005, 2004 and 2003, respectively. At December 31, 2005 and 2004, the recourse obligation related to these loans was $240,000 and $387,000, respectively.
The Company enters into residential mortgage loan sale agreements with investors in the normal course of business. These agreements usually require certain representations concerning credit information, loan documentation, collateral and insurability. On occasion, investors have requested the Company to indemnify them against losses on certain loans or to repurchase loans which the investors believe do not comply with applicable representations. Upon completion of its own investigation, the Company generally repurchases or provides indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale. Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided and regularly evaluates the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. The Company sold approximately $2.2 billion of mortgage loans in 2005. Losses charged against the liability for estimated losses were $359,000 for 2005. At December 31, 2005 the liability for estimated losses on repurchase and indemnification was $310,000 and was included in other liabilities on the balance sheet.
The Company utilizes an out-sourced securities clearing platform and has agreed to indemnify the clearing broker of WHI for losses that it may sustain from the customer accounts introduced by WHI. At December, 31, 2005, the total amount of customer balances maintained by the clearing broker and subject to indemnification was approximately $31.5 million. WHI seeks to control the risks associated with its customers’ activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.
In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common

2005 Annual Report	55

stock at $59.50 per share. The offering was made under the Company’s current shelf registration statement filed with the Securities and Exchange Commission in October 2004. In connection with the public offering, the Company entered into a forward sale agreement with an affiliate of RBC Capital Markets Corporation (“RBC”) relating to 1.2 million shares of its common stock. In March 2005, the Company issued 1.0 million shares of common stock in partial settlement of the forward sale agreement. Additionally, in December 2005 the Company entered into an amendment with RBC which extended the maturity date for the 200,000 shares of common stock subject to the forward sale agreement from December 17, 2005 until December 17, 2006. See Note 23 for further discussion on the forward sale agreement of the Company’s common stock.
In the ordinary course of business, there are legal proceedings pending against the Company and its subsidiaries. Management believes the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.
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
Management uses derivative financial instruments to protect against the risk of interest rate movements on the value of certain assets and liabilities and on future cash flows. Derivative instruments that have been used by the Company include interest rate caps and interest rate swaps with indices that relate to the pricing of specific assets or liabilities and covered call options that relate to specific investment securities. In addition, interest rate lock commitments provided to customers for the origination of mortgage loans that will be sold into the secondary market as well as forward agreements the Company enters into to sell such loans to protect itself against adverse changes in interest rates are deemed to be derivative instruments.
In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company recognizes derivative financial instruments at fair value on the Consolidated Statement of Condition, regardless of the purpose or intent for holding the instrument. Derivatives are included in other assets or other liabilities, as appropriate. Changes in the fair value of derivative financial instruments are either recognized in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income in the same period and in the same income statement line as the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective hedges, are recorded as a component of comprehensive income, net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in non-interest income during the period of the change. Derivative financial instruments are valued using market values provided by the respective counterparties and are periodically validated by comparison with other third parties.
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

56	Wintrust Financial Corporation

Interest Rate Swaps
The table below identifies the Company’s interest rate swaps at December 31, 2005 and 2004 which were entered into to economically hedge certain interest-bearing liabilities.

	December 31, 2005
	Notional	Fair Value	Receive	Pay	Counterparty’s
	Amount	Gain (Loss)	Rate	Rate	Call Option

Pay fixed, receive variable:
April 2033	$25,000	(75)	7.40%	6.71%	April 2008
December 2033	20,000	(362)	7.33%	6.40%	December 2008
May 2034	40,000	(264)	7.13%	6.27%	June 2009
March 2035	50,000	(671)	6.44%	5.68%	March 2010
September 2035	40,000	(664)	5.98%	5.27%	September 2010
October 2012	25,000	598	4.41%	4.23%	NA

Total	200,000	(1,438)

Receive fixed, pay variable:
September 2028	31,050	(371)	9.00%	6.35%	Any time

Total	$231,050	(1,809)

	December 31, 2004

Pay fixed, receive variable:
October 2012	25,000	(215)	2.40%	4.23%	NA
Receive fixed, pay variable:
September 2028	31,050	(129)	9.00%	4.84%	Any time

Total	$56,050	(344)

These interest rate swaps were documented as being in hedging relationships at their inception date, but subsequently, management determined that the hedge documentation did not meet the standards of SFAS 133. Accordingly, the Company has restated its interim financial statements for the periods ended March 31, June 30 and September 30, 2005 to reflect the recording of these derivatives at their market values, with changes in market value being recognized in earnings. See Note 27. A loss of $1.8 million was recognized in 2005 to record the market value of these swaps as of December 31, 2005, in earnings. The loss is included in other non-interest income.
The Company’s banking subsidiaries sometimes enter into interest rate swaps to change a specific loan yield from fixed to variable or vice versa and do not document such transactions as effective hedges pursuant to SFAS 133. At December 31, 2005, the aggregate notional amount of these interest rate swaps was $6.4 million and the fair value was a liability of $7,000. These interest rate swaps are not reflected in the above table.
Mortgage Banking Derivatives
The Company does not enter into derivatives for purely speculative purposes. However, certain derivatives have not been designated in a SFAS 133 hedge relationship. These derivatives include commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors. It is the Company’s practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates on its commitments to fund the loans. At December 31, 2005, the Company had approximately $103.5 million of interest rate lock commitments and $186.3 million of forward commitments for the future delivery of residential mortgage loans. The fair value of these mortgage banking derivatives was reflected by a derivative asset of $388,000 and a derivative liability of $396,000. At December 31, 2004, the Company had approximately $152.6 million of interest rate lock commitments and $256.7 million of forward commitments for the future delivery of residential mortgage loans. The fair value of the interest rate locks was reflected by a derivative liability of $207,000 and the fair value of the forward commitments was reflected by an derivative asset of $517,000. Fair values were estimated based on changes in mortgage rates from the date of the commitments. Changes in the fair values of these mortgage-banking derivatives are included in mortgage banking revenue.

2005 Annual Report	57

Other Derivatives
The Company has also used interest rate caps to hedge cash flow variability of certain deposit products. However, no interest rate cap contracts were entered into in 2005 or 2004, and the Company had no interest rate cap contracts outstanding at December 31, 2005 or December 31, 2004.
Periodically, the Company will sell options to a bank or dealer for the right to purchase certain securities held within the Banks’ investment portfolios (covered call options) or the right to sell certain securities to the Company at predetermined prices (put options). These option transactions are designed primarily to increase the total return associated with the investment securities portfolio. These options do not qualify as hedges pursuant to SFAS 133, and accordingly, changes in the fair value of these contracts are recognized as other non-interest income. There were no covered call or put options outstanding as of December 31, 2005 or 2004.
(22) Fair Value of Financial Instruments
SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2005 and 2004 (in thousands):

	At December 31, 2005		At December 31, 2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial Assets:
Cash and cash equivalents	$353,605	353,605	180,987	180,987
Available-for-sale securities	1,799,384	1,799,384	1,343,477	1,343,477
Trading account securities	1,610	1,610	3,599	3,599
Brokerage customer receivables	27,900	27,900	31,847	31,847
Mortgage loans held-for-sale	85,985	85,985	104,709	104,709
Loans, net of unearned income	5,213,871	5,196,065	4,348,346	4,351,392
Accrued interest receivable	28,853	28,853	17,981	17,981

Total financial assets	$7,511,208	7,493,402	6,030,946	6,033,992

Financial Liabilities:
Non-maturity deposits	$2,664,909	2,664,909	2,305,758	2,305,758
Deposits with stated maturities	4,064,525	4,035,534	2,798,976	2,792,833
Notes payable	1,000	1,000	1,000	1,000
Federal Home Loan Bank advances	349,317	346,601	303,501	306,337
Subordinated notes	50,000	50,000	50,000	50,000
Other borrowings	95,796	95,796	201,924	201,924
Long-term debt — trust preferred securities	230,458	230,056	204,489	205,276
Accrued interest payable	16,651	16,651	8,822	8,822

Total financial liabilities	$7,472,656	7,440,547	5,874,470	5,871,950

Derivative contracts:
Mortgage banking derivatives	$(8)	(8)	310	310
Interest rate swap contracts	(1,816)	(1,816)	(344)	(344)

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
Trading account securities: The fair values of trading account securities are based on quoted market prices,

58	Wintrust Financial Corporation

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
Long-term debt — trust preferred securities: The fair value of long-term debt — trust preferred securities of Wintrust Capital Trust I has a fixed rate of interest and is determined based on the quoted market prices as of the last business day of the year. The fair values of the variable rate long-term debt — trust preferred securities approximate carrying values.
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

2005 Annual Report	59

existing on and off-balance sheet financial instruments and do not attempt to assess the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the value of depositor relationships, premises and equipment, intangible assets and the Company’s trust and asset management businesses have not been considered.
(23) Shareholders’ Equity
A summary of the Company’s common and preferred stock at December 31, 2005 and 2004 is as follows:

	2005	2004

Common Stock:
Shares authorized	60,000,000	30,000,000
Shares issued	23,940,744	21,728,548
Shares outstanding	23,940,744	21,728,548
Cash dividend per share	$0.24	$0.20

Preferred Stock:
Shares authorized	20,000,000	20,000,000
Shares issued	—	—
Shares outstanding	—	—

The Company reserves shares of its authorized common stock specifically for its Stock Incentive Plan, its Employee Stock Purchase Plan and its Directors Deferred Fee and Stock Plan. The reserved shares, and these plans, are detailed in Note 18 — Employee Benefit and Stock Plans.
The Company had previously designated 100,000 shares of its preferred stock as Junior Serial Preferred Stock A. These shares were designated in connection with the adoption of a Shareholder Rights Plan in 1998. However, in May 2005 the Company’s Board of Directors approved an amendment to the Shareholder Rights Plan to accelerate the final expiration date of the purchase rights issued under the plan from July 31, 2008 to June 30, 2005. The Shareholder Rights Plan was terminated upon the expiration of the purchase rights.
The Company has issued warrants to acquire common stock. The warrants entitle the holders to purchase one share of the Company’s common stock at a purchase price of $30.50 per share. Warrants outstanding at December 31, 2005 and 2004 were 47,000 and 131,332, respectively. Expiration date on the remaining outstanding warrants at December 31, 2005 is February 2013.
In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common stock at $59.50 per share. The offering was made under the Company’s current shelf registration statement filed with the Securities and Exchange Commission in October 2004. In connection with the public offering, the Company entered into a forward sale agreement with RBC relating to 1.2 million shares of our common stock. The 1.2 million shares of common stock were borrowed from third party market sources by RBC who then sold the shares to the public. Pursuant to the forward sale agreement, the Company must issue to RBC up to 1.2 million shares of its common stock (the Company must deliver a minimum of the lesser of 100,000 shares or the total remaining shares to be settled for each settlement date) on a settlement date or dates to be specified at the Company’s discretion through the maturity date. In March 2005, the Company issued 1.0 million shares of common stock in partial settlement of the forward sale agreement and received net proceeds of approximately $55.9 million. The Company still has 200,000 shares of common stock available for issuance under the forward sale agreement. Additionally, in December 2005 the Company entered into an amendment with RBC which extended the maturity date for the 200,000 shares of common stock subject to the forward sale agreement from December 17, 2005 until December 17, 2006.
On a settlement date, assuming physical settlement of the forward sale agreement, the Company will issue shares of its common stock to RBC at the then applicable forward sale price. The forward sale price was initially $55.93 per share, which is the public offering price of $59.50 per share less the underwriting discount. The forward sale agreement provides that the initial forward sale price per share will be subject to daily adjustment based on a floating interest factor equal to the federal funds rate, less a spread. The price per share was also decreased by $0.12 per share on each of February 1, 2005 and August 1, 2005, and will be subject to decrease by $0.14 per share on each of February 1, 2006 and August 1, 2006 to the extent the contract was not settled in full prior thereto. The forward sale price will also be subject to decrease if the cost to RBC of borrowing the Company’s common stock exceeds a specified amount. Cash proceeds received by the Company upon partial or full physical settlement of the forward sale agreement will approximate the product of the applicable number of shares being delivered and the per share forward sale price in effect on such settlement date.
Under the forward sale agreement, RBC has the right to accelerate the forward sale agreement and, in the case of (1), (2) and (3) below, require the Company to physically settle, on a date specified by RBC if (1) in its judgment, it is unable to continue to borrow a number of shares of the Company’s common stock equal to the number of shares to be delivered by the Company under the forward sale

60	Wintrust Financial Corporation

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
In accordance with the Emerging Issues Task Force (“EITF”) Issue 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the forward sale agreement is considered an equity instrument as the Company has the option to settle the forward sale agreement by means of physical delivery of its common shares, net stock settlement or cash. The remaining 200,000 shares of common stock subject to the agreement are not considered outstanding until issued. Additionally, the forward sale agreement is considered a free-standing derivative and was recorded at fair value of $0 at issuance. The value of this derivative is not adjusted assuming the Company continues to meet the requirements of EITF Issue 00-19 for classifying the forward sale agreement as an equity instrument. Also, in accordance with EITF Issue 03-06, the forward sale agreement is not considered a participating security for the purpose of determining earnings per share under SFAS 128, “Earnings per Share.” However, it is presumed that, the remaining shares subject to the forward sale agreement will be settled in common stock and the treasury stock method will be used to determine the dilutive impact on earnings per share of the shares issuable under the forward sale agreement.
The Company issued 180,438 shares of common stock in May 2004, 475,148 shares of common stock in September 2004, 372,535 shares of common stock in October 2004 and 595,123 shares of common stock in March 2005 in connection with the acquisitions of WestAmerica and Guardian, Northview Bank, Town Bank and First Northwest Bank, respectively.
At the January 2006 Board of Directors meeting, a semiannual cash dividend of $0.14 per share ($0.28 on an annualized basis) was declared. It was paid on February 23, 2006 to shareholders of record as of February 9, 2006.
The following table summarizes the components of other comprehensive income (loss), including the related income tax effects, for the years ending December 31, 2005, 2004 and 2003 (in thousands):

	2005	2004	2003

Unrealized net gains (losses) on available-for-sale securities	$(16,824)	651	(10,336)
Related tax benefit	6,399	145	3,602

Net after tax unrealized gains (losses) on available-for-sale securities	(10,425)	796	(6,734)

Less: reclassification adjustment for net gains realized in net income during the year	1,063	1,863	642
Related tax expense	(407)	(714)	(225)

Net after tax reclassification adjustment	656	1,149	417

Unrealized net losses on available-for-sale securities, net of reclassification adjustment	(11,081)	(353)	(7,151)

Net unrealized gains on derivatives used as cash flow hedges	173	242	1,322
Related tax expense	(67)	(79)	(463)

Net unrealized gains on derivatives used as cash flow hedges	106	163	859

Total other comprehensive loss	$(10,975)	(190)	(6,292)

A roll-forward of the change in accumulated other comprehensive loss for the years ending December 31, 2005, 2004 and 2003 is as follows (in thousands):

	2005	2004	2003

Accumulated other comprehensive loss at beginning of year	$(7,358)	(7,168)	(876)
Other comprehensive loss	(10,975)	(190)	(6,292)

Accumulated other comprehensive loss at end of year	$(18,333)	(7,358)	(7,168)

Accumulated other comprehensive loss at December 31, 2005, 2004 and 2003 is comprised of the following components (in thousands):

	2005	2004	2003

Accumulated unrealized losses on securities available-for-sale	$(18,333)	(7,252)	(6,899)
Accumulated unrealized losses on derivatives used as cash flow hedges	—	(106)	(269)

Total accumulated other comprehensive loss at end of year	$(18,333)	(7,358)	(7,168)

2005 Annual Report	61

(24) Segment Information
The Company’s operations consist of four primary segments: banking, premium finance, Tricom and wealth management. Through its thirteen bank subsidiaries located in suburban Chicago and Southern Wisconsin communities, the Company provides traditional community banking products and services to individuals and businesses such as accepting deposits, advancing loans, administering ATMs, maintaining safe deposit boxes, and providing other related services. The Premium Finance operations consist of financing the payment of commercial insurance premiums, on a national basis, through FIFC. Significant portions of the loans originated by FIFC are sold to the Banks and are retained in each of their loan portfolios. The Tricom segment encompasses the operations of the Company’s non-bank subsidiary that provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients throughout the United States. The Wealth Management segment includes WHTC, WHAMCO, WHI and Focused. WHTC offers trust services to existing customers of the Banks and targets affluent individuals and small to mid-size businesses whose needs command personalized attention by experienced trust and asset management professionals. WHI, a broker/dealer, provides a full-range of investment products and services tailored to meet the specific needs of individual investors, primarily in the Midwest. WHAMCO is a registered investment advisor and the investment advisory affiliate of WHI. Focused, a broker/dealer, provides a full range of investment services to clients through a network of community-based financial institutions primarily in Illinois.
The four reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, each segment’s customer base has varying characteristics. The Banking segment has a different regulatory environment than the Premium Finance, Tricom and Wealth Management segments. While the Company’s management monitors each of the thirteen bank subsidiaries’ operations and profitability separately, these subsidiaries have been aggregated into one reportable operating segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.
The segment financial information provided in the following tables has been derived from the internal profitability reporting system used by management to monitor and manage the financial performance of the Company. The accounting policies of the segments are generally the same as those described in the Summary of Significant Accounting Policies in Note 1 to the Consolidated Financial Statements. The Company evaluates segment performance based on after-tax profit or loss and other appropriate profitability measures common to each segment. Certain indirect expenses have been allocated based on actual volume measurements and other criteria, as appropriate. Intersegment revenue and transfers are generally accounted for at current market prices. The Parent and Intersegment Eliminations reflect parent company information and intersegment eliminations.

62	Wintrust Financial Corporation

The following is a summary of certain operating information for reportable segments (in thousands):

					Parent &
		Premium		Wealth	Intersegment
	Banking	Finance	Tricom	Management	Eliminations	Consolidated

2005
Net interest income (expense)	$211,705	40,533	4,101	1,419	(40,999)	216,759
Provision for credit losses	6,501	1,386	15	—	(1,226)	6,676
Noninterest income	50,995	6,499	4,539	36,619	(5,095)	93,557
Noninterest expense	147,512	10,034	5,599	39,017	(3,472)	198,690
Income tax expense (benefit)	39,240	13,884	1,212	(390)	(16,012)	37,934

Net income (loss)	$69,447	21,728	1,814	(589)	(25,384)	67,016

Total assets at end of period	$8,065,671	859,536	63,858	61,828	(873,851)	8,177,042

2004
Net interest income (expense)	$142,511	48,922	3,775	5,252	(42,636)	157,824
Provision for credit losses	6,211	1,095	5	—	(1,013)	6,298
Noninterest income	41,418	7,347	3,984	35,396	(2,693)	85,452
Noninterest expense	103,245	13,604	5,195	38,953	(4,906)	156,091
Income tax expense (benefit)	27,099	16,503	1,027	573	(15,649)	29,553

Net income (loss)	$47,374	25,067	1,532	1,122	(23,761)	51,334

Total assets at end of period	$6,425,880	774,114	44,614	75,184	(900,744)	6,419,048

2003
Net interest income (expense)	$108,283	44,531	3,647	4,948	(40,917)	120,492
Provision for credit losses	10,183	2,165	30	—	(1,379)	10,999
Noninterest income	33,406	5,411	4,165	31,665	(2,055)	72,592
Noninterest expense	73,307	11,915	5,101	36,112	(3,694)	122,741
Income tax expense (benefit)	20,616	14,237	1,086	181	(14,894)	21,226

Net income (loss)	$37,583	21,625	1,595	320	(23,005)	38,118

Total assets at end of period	$4,683,537	773,366	35,733	76,576	(821,814)	4,747,398

The Premium Finance segment information shown in the above tables was derived from their internal profitability reports, which assumes that all loans originated and sold to the banking segment are retained within the segment that originated the loans. All related loan interest income, allocations for interest expense, provisions for credit losses and allocations for other expenses are included in the Premium Finance segment. The Banking segment information also includes all amounts related to these loans, as these loans are retained within the Banks’ loan portfolios. Similarly, for purposes of analyzing the contribution from the wealth management segment, management allocates a portion of the net interest income earned by the Banking segment on deposit balances of customers of the wealth management segment to the wealth management segment. Accordingly, the Intersegment Eliminations include adjustments necessary for each category to agree with the related consolidated financial statements.

2005 Annual Report	63

(25) Condensed Parent Company Financial Statements
Condensed parent company only financial statements of Wintrust follow.

Balance Sheets
(in thousands):

	December 31,
	2005	2004

Assets
Cash	$46,696	64,087
Other investments	14,811	8,979
Loans to subsidiaries	900	900
Investment in subsidiaries	834,574	651,008
Goodwill	8,347	1,018
Other assets	25,791	18,198

Total assets	$931,119	744,190

Liabilities and Shareholders’ Equity
Other liabilities	$19,796	10,409
Notes payable	1,000	1,000
Subordinated notes	50,000	50,000
Other borrowings	1,954	4,380
Long-term debt — trust preferred securities	230,458	204,489
Shareholders’ equity	627,911	473,912

Total liabilities and shareholders’ equity	$931,119	744,190

Statements of Income
(in thousands):

	Years Ended December 31,
	2005	2004	2003

Income
Dividends from subsidiaries	$45,125	25,500	5,500
Trading losses	(1,370)	—	—
Other income	921	779	266

Total income	44,676	26,279	5,766

Expenses
Interest expense	18,435	10,685	8,882
Salaries and employee benefits	3,581	2,704	2,024
Other expenses	4,795	3,217	2,325

Total expenses	26,811	16,606	13,231

Income (loss) before income taxes and equity in undistributed net income of subsidiaries	17,865	9,673	(7,465)
Income tax benefit	(10,163)	(6,091)	(4,726)

Income (loss) before equity in undistributed net income of subsidiaries	28,028	15,764	(2,739)
Equity in undistributed net income of subsidiaries	38,988	35,570	40,857

Net income	$67,016	51,334	38,118

64	Wintrust Financial Corporation

Statements of Cash Flows
(in thousands):

	Years Ended December 31,
	2005	2004	2003

Operating activities:
Net income	$67,016	51,334	38,118
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	103	211	166
Deferred income tax (benefit) expense	(1,189)	(76)	585
Tax benefit from exercises of stock options	7,038	8,671	3,579
Increase in other assets	(7,592)	(11,207)	(5,643)
Increase in other liabilities	11,093	8,132	3,687
Equity in undistributed net income of subsidiaries	(38,988)	(35,570)	(40,857)

Net cash provided by (used for) operating activities	37,481	21,495	(365)

Investing activities:
Capital contributions to subsidiaries	(13,650)	(49,955)	(29,876)
Cash paid for business combinations, net	(108,145)	(37,245)	(1,954)
Other investing activity, net	(5,021)	149	(1,018)

Net cash used for investing activities	(126,816)	(87,051)	(32,848)

Financing activities:
Decrease in notes payable, net	(7,221)	(28,870)	(19,325)
Proceeds from issuance of subordinated notes	—	—	25,000
Net proceeds from long-term debt — trust preferred securities offering	40,000	90,000	45,000
Redemption of long-term debt — trust preferred securities, net	(20,000)	—	—
Issuance of common stock, net of issuance costs	55,845	—	46,144
Common stock issued upon exercise of stock options	6,115	4,807	2,829
Common stock issued through employee stock purchase plan	1,714	1,330	1,229
Proceeds from conversion of common stock warrants	940	1,146	381
Dividends paid	(5,449)	(4,069)	(2,784)
Purchases of common stock	—	—	(17)

Net cash provided by financing activities	71,944	64,344	98,457

Net increase (decrease) in cash	(17,391)	(1,212)	65,244
Cash at beginning of year	64,087	65,299	55

Cash at end of year	$46,696	64,087	65,299

(26) Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per common share for 2005, 2004 and 2003 (in thousands, except per share data):

			2005	2004	2003

Net income	(A	)	$67,016	51,334	38,118

Average common shares outstanding	(B	)	23,198	20,646	18,032
Effect of dilutive common shares			1,139	1,326	1,187

Weighted average common shares and effect of dilutive common shares	(C	)	24,337	21,972	19,219

Net income per common share — Basic	(A/B	)	$2.89	2.49	2.11
Net income per common share — Diluted	(A/C	)	$2.75	2.34	1.98

The effect of dilutive common shares outstanding results from stock options, restricted stock unit awards, stock warrants, shares to be issued under the SPP and the DDFS Plan all being treated as if they had been either exercised or issued, and are computed by application of the treasury stock method.

2005 Annual Report	65

(27) Quarterly Financial Summary (Unaudited)
The following is a summary of quarterly financial information for the years ended December 31, 2005 and 2004 (in thousands, except per share data):

	2005 Quarters (as restated)				2004 Quarters
	First	Second	Third	Fourth	First	Second	Third	Fourth

Interest income	$87,322	98,676	106,472	114,565	58,754	60,553	65,377	77,063
Interest expense	37,409	44,794	50,503	57,572	22,246	23,833	26,286	31,558

Net interest income	49,913	53,882	55,969	56,993	36,508	36,720	39,091	45,505
Provision for credit losses	1,231	1,294	3,077	1,073	2,564	1,198	1,258	1,278

Net interest income after provision for credit losses	48,682	52,588	52,892	55,920	33,944	35,522	37,833	44,227
Non-interest income, excluding net securities gains	24,380	15,563	28,403	24,148	17,834	21,494	20,569	23,693
Net securities gains (losses)	—	978	89	(4)	852	1	878	132
Non-interest expense	48,304	49,016	50,326	51,044	34,257	37,386	38,465	45,983

Income before income taxes	24,758	20,113	31,058	29,020	18,373	19,631	20,815	22,069
Income tax expense	9,085	7,134	11,350	10,364	6,779	7,138	7,740	7,897

Net income	$15,673	12,979	19,708	18,656	11,594	12,493	13,075	14,172

Net income per common share:
Basic	$0.72	0.55	0.83	0.78	0.58	0.61	0.64	0.66
Diluted	$0.68	0.53	0.80	0.75	0.54	0.58	0.60	0.62
Cash dividends declared per common share	$0.12	—	0.12	—	0.10	—	0.10	—

(28) Pending Acquisition and Subsequent Events
On December 5, 2005, Wintrust announced the signing of a definitive agreement to acquire Hinsbrook Bancshares, Inc. (“HBI”). HBI is the parent company of Hinsbrook Bank & Trust (“Hinsbrook Bank”) which has five Illinois banking locations in Willowbrook, Downers Grove, Darien, Glen Ellyn and Geneva. Hinsbrook Bank began operations as a de novo bank in 1987 and had assets of approximately $500 million at December 31, 2005. It is anticipated that this transaction will close in the second quarter of 2006.
On March 16, 2006, Old Plank Trail Community Bank, N.A. (“Old Plank Bank”) opened with initial locations in Frankfort and New Lenox, Illinois. It is anticipated that a third location, in Mokena, will be open for operations in the second quarter of 2006. Old Plank Bank is the ninth de novo bank started by Wintrust.
On March 27, 2006, the Wayne Hummer Growth Fund (“WHGF”) was reorganized into the Federated Kaufmann Fund (“Kaufmann Fund”). Through this reorganization the Kaufmann Fund acquired the assets of the WHGF. This transaction was structured as a tax-free reorganization. WHAMC served as investment advisor to the WHGF and as a result of the reorganization received approximately $2.7 million in consideration from Federated.

66	Wintrust Financial Corporation

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of
Wintrust Financial Corporation
We have audited the accompanying consolidated statements of condition of Wintrust Financial Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wintrust Financial Corporation and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wintrust Financial Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2006 expressed an unqualified opinion thereon.
Chicago, Illinois
March 3, 2006

2005 Annual Report	67

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion highlights the significant factors affecting the operations and financial condition of Wintrust for the three years ended December 31, 2005. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes thereto, and Selected Financial Highlights appearing elsewhere within this report. This discussion contains forward-looking statements concerning the Company’s business that are based on estimates and involve risks and uncertainties. Therefore, future results could differ significantly from management’s current expectations and the related forward-looking statements. See the last section of this discussion for further information regarding forward-looking statements.
OPERATING SUMMARY
Wintrust’s key measures of profitability and balance sheet growth are shown in the following table (dollars in thousands, except per share data):

	Years Ended		% or
	December 31,		basis point
	2005	2004	(bp)change

Net income	$67,016	$51,334		31%
Net income per common share — Diluted	$2.75	$2.34		18%
Net revenue (1)	$310,316	$243,276		28%
Net interest income	$216,759	$157,824		37%
Net interest margin (5)	3.16%	3.17%	(1	) bp
Core net interest margin (2)(5)	3.37%	3.31%	6	bp
Net overhead ratio (3)	1.39%	1.30%	9	bp
Efficiency ratio (4)(5)	63.97%	64.45%	(48	) bp
Return on average assets	0.88%	0.94%	(6	) bp
Return on average equity	11.00%	13.12%	(212	) bp

At end of period:
Total assets	$8,177,042	$6,419,048		27%
Total loans	$5,213,871	$4,348,346		20%
Total deposits	$6,729,434	$5,104,734		32%
Total equity	$627,911	$473,912		32%
Book value per common share	$26.23	$21.81		20%
Market price per common share	$54.90	$56.96		(4)%
Common shares outstanding	23,940,744	21,728,548		10%

(1)	Net revenue is net interest income plus non-interest income.

(2)	Core net interest margin excludes the effect of the net interest expense associated with Wintrust’s Long-term Debt — Trust Preferred Securities.

(3)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(4)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenue (excluding securities gains or losses). A lower ratio indicates more efficient revenue generation.

(5)	See “Non-GAAP Financial Measures/Ratios” for additional information on this performance measure/ratio.
Wintrust’s net income increased 31% in 2005, after increasing 35% in 2004. On a per share basis, net income per diluted common share increased 18% in 2005 and 2004. The lower growth rates in the earnings per share in 2005 and 2004, as compared to net income, were partly due to the issuances of additional common shares throughout 2004 and 2005. The Company issued approximately 1.0 million shares of common stock throughout 2004 in connection with business combinations, 1.0 million shares of common stock in March 2005 in partial settlement of the Company’s forward sale agreement with an affiliate of RBC Capital Markets Corporation (“RBC”) and approximately 600,000 shares throughout 2005 in connection with business combinations.
Please refer to the Consolidated Results of Operations section later in this discussion for further analysis of the Company’s operations for the past three years.
NON-GAAP FINANCIAL MEASURES/RATIOS
The accounting and reporting policies of the Company conform to generally accepted accounting principles (“GAAP”) in the United States and prevailing practices in the banking industry. However, certain non-GAAP performance measures and ratios are used by management to evaluate and measure the Company’s performance. These include taxable-equivalent net interest income (including its individual components), net interest margin (including its individual components), core net interest margin and the efficiency ratio. Management believes that these measures and ratios provide users of the Company’s financial information a more meaningful view of the performance of the interest-earning assets and interest-bearing liabilities and of the Company’s operating efficiency. Other financial holding companies may define or calculate these measures and ratios differently.
Management reviews yields on certain asset categories and the net interest margin of the Company and its banking subsidiaries on a fully taxable-equivalent (“FTE”) basis. In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. This measure assists in the comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income on a FTE basis is also used in the calculation of the Company’s efficiency ratio. The efficiency ratio, which is calculated by dividing non-interest expense by total taxable-equivalent net revenue (less securities gains or losses), measures how much it costs to produce one dollar of revenue. Securities gains or losses are excluded from this calculation to better match revenue from daily operations to operational expenses.

68	Wintrust Financial Corporation

Management also evaluates the net interest margin excluding the interest expense associated with the Company’s Long-term debt — trust preferred securities (“Core Net Interest Margin”). Because these instruments are utilized by the Company primarily as capital instruments, management finds it useful to view the net interest margin excluding this expense and deems it to be a more meaningful view of the operational net interest margin of the Company.
The following table presents a reconciliation of certain non-GAAP performance measures and ratios used by the Company to evaluate and measure the Company’s performance to the most directly comparable GAAP financial measures for the years ended December 31, 2005, 2004 and 2003 (dollars in thousands):

	Years Ended
	December 31,
	2005	2004	2003

(A) Interest income (GAAP)	$407,036	$261,746	$203,991
Taxable-equivalent adjustment
- Loans	531	450	474
- Liquidity management assets	777	285	236
- Other earning assets	19	50	67

Interest income — FTE	$408,363	$262,531	$204,768
(B) Interest expense (GAAP)	190,277	103,922	83,499

Net interest income — FTE	$218,086	$158,609	$121,269

(C) Net interest income (GAAP) (A minus B)	$216,759	$157,824	$120,492

Net interest income — FTE	$218,086	$158,609	$121,269
Add: Interest expense on long-term debt — trust preferred securities(1)	14,672	7,213	4,530

Core net interest income — FTE(2)	$232,758	$165,822	$125,799

(D) Net interest margin (GAAP)	3.14%	3.15%	3.18%
Net interest margin — FTE	3.16%	3.17%	3.20%
Core net interest margin — FTE(2)	3.37%	3.31%	3.32%

(E) Efficiency ratio (GAAP)	64.25%	64.66%	63.78%
Efficiency ratio — FTE	63.97%	64.45%	63.52%

(1)	Interest expense from the long-term debt — trust preferred securities is net of the interest income on the Common Securities owned by the Trusts and included in interest income.

(2)	Core net interest income and core net interest margin are by definition a non-GAAP measure/ratio. The GAAP equivalents are the net interest income and net interest margin determined in accordance with GAAP (lines C and D in the table).
OVERVIEW AND STRATEGY
Wintrust is a financial holding company, providing traditional community banking services as well as a full array of wealth management services. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. As of December 31, 2005, the Company operated thirteen community-oriented bank subsidiaries (the “Banks”) with 62 banking locations. In 2005, the Company acquired two banks with seven locations, opened six new branches and closed a convenience facility. The historical financial performance of the Company has been affected by costs associated with growing market share in deposits and loans, establishing new banks and opening new branch facilities, and building an experienced management team. The Company’s financial performance over the past several years generally reflects improving profitability of its operating subsidiaries, as they mature, offset by the costs of opening new banks and branch facilities. The Company’s experience has been that it generally takes 13-24 months for new banking offices to first achieve operational profitability.
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
Wintrust also provides a full range of wealth management services through its trust, asset management and broker-dealer subsidiaries.

2005 Annual Report	69

De Novo Bank Formations, Branch Openings and Acquisitions
The Company developed its community banking franchise through the formation of eight de novo banks, the opening of branch offices of the Banks and acquisitions. As of December 31, 2005, the Company had thirteen bank subsidiaries with 62 banking facilities. Construction of several other banking offices is currently underway. Following is a summary of the expansion of the Company’s banking franchise through newly chartered banks, new branching locations and acquisitions over the last three years.
2005 Banking Expansion Activity
Opened the following branch locations
•	Wales, Wisconsin, a branch of Town Bank

•	Glen Ellyn Bank, a branch of Wheaton Bank

•	West Northbrook, a branch of Northbrook Bank

•	Lake Bluff — drive through facility added to existing banking office; a branch of Lake Forest Bank

•	Northwest Highway in Barrington, a branch of Barrington Bank

•	Palatine Bank & Trust, a branch of Barrington Bank
Acquired the following banks
•	State Bank of The Lakes with locations in Antioch, Lindenhurst, Grayslake, Spring Grove and McHenry

•	First Northwest Bank with two locations in Arlington Heights
Closed the following branch location
•	Wayne Hummer Bank, a branch of North Shore Bank
2004 Banking Expansion Activity
•	Opened the Company’s eighth de novo bank, Beverly Bank
Opened the following branch locations
•	Community Bank of Downers Grove, a branch of Hinsdale Bank

•	Buffalo Grove Bank, a branch of Northbrook Bank

•	Highland Park Bank — Ravinia, a branch of Lake Forest Bank

•	Gurnee Community Bank, a branch of Libertyville Bank

•	Lake Villa Community Bank, a branch of Libertyville Bank

•	Sauganash, a branch of North Shore Bank

•	Wayne Hummer Bank, a branch of North Shore Bank
Acquired the following banks
•	Northview Bank with two locations in Northfield, one in Wheaton and one in Mundelein

•	Town Bank, with locations in Delafield and Madison, Wisconsin
2003 Banking Expansion Activity
Opened the following branch locations
•	Cary Bank, a branch of Crystal Lake Bank
Acquired the following banks
•	Advantage Bank, with locations in Elk Grove Village and Roselle

•	Village Bank, with locations in Arlington Heights and Prospect Heights
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
WHI, a registered broker-dealer, provides a full-range of investment products and services tailored to meet the specific needs of individual investors throughout the country, primarily in the Midwest. Although headquartered in Chicago, WHI also operates an office in Appleton, Wisconsin that opened in 1936 and serves the greater Appleton area. As of December 31, 2005, WHI had branch locations in offices at twelve of the Company’s thirteen banks. WHI has approximately $5.3 billion in client assets at December 31, 2005.
WHAMC, a registered investment advisor, is the investment advisory affiliate of WHI. WHAMC also provides money management, financial planning and investment advisory services to individuals and institutional municipal and tax-exempt organizations. WHAMC also provides portfolio management and financial supervision for a wide-range of pension and profit sharing plans. At

70	Wintrust Financial Corporation

December 31, 2005, assets under management totaled approximately $985 million, including $162 million in the Wayne Hummer Growth Fund.
Focused, a NASD member broker/dealer, is a wholly-owned subsidiary of WHI and provides a full range of investment services to clients through a network of relationships with community-based financial institutions primarily in Illinois.
In September 1998, the Company formed a trust subsidiary to expand the trust and investment management services that were previously provided through the trust department of Lake Forest Bank. With a separately chartered trust subsidiary, the Company is better able to offer trust and investment management services to all communities served by the Banks. The trust subsidiary was originally named Wintrust Asset Management Company, and was renamed in May 2002 to Wayne Hummer Trust Company (“WHTC”) to align its name with the Company’s other wealth management companies. In addition to offering trust services to existing bank customers at each of the Banks, the Company believes WHTC can successfully compete for trust business by targeting small to midsize businesses and affluent individuals whose needs command the personalized attention offered by WHTC’s experienced trust professionals. Services offered by WHTC typically include traditional trust products and services, as well as investment management services. Assets under administration by WHTC as of December 31, 2005 were approximately $659 million.
First Insurance Funding Corp. (“FIFC”) is the Company’s most significant specialized earning asset niche, originating approximately $2.7 billion in loan (premium finance receivables) volume during 2005. FIFC makes loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by FIFC working through independent medium and large insurance agents and brokers located throughout the United States. The insurance premiums financed are primarily for commercial customers’ purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud. The majority of these loans are purchased by the Banks in order to more fully utilize their lending capacity. These loans generally provide the Banks higher yields than alternative investments. However, as a result of strong origination volume in 2005, FIFC sold approximately $562 million, or 21%, of the receivables generated during the year to an unrelated third party with servicing retained. The Company began selling the excess of FIFC’s originations over the capacity to retain such loans within the Banks’ loan portfolios during 1999. In addition to recognizing gains on the sale of these receivables, the proceeds provide the Company with additional liquidity. Consistent with the Company’s strategy to be asset-driven, it is probable that similar sales of these receivables will occur in the future; however, future sales of these receivables depend on the level of new volume growth in relation to the capacity to retain such loans within the Banks’ loan portfolios. See Consolidated Results of Operations for further information on these loan sales.
As part of its continuing strategy to enhance and diversify its earning asset base and revenue stream, in May 2004, the Company acquired SGB Corporation d/b/a WestAmerica Mortgage Company (“WestAmerica”) and WestAmerica’s affiliate Guardian Real Estate Services, Inc. (“Guardian”). WestAmerica engages primarily in the origination and purchase of residential mortgages for sale into the secondary market, and Guardian provides the document preparation and other loan closing services to WestAmerica and its network of mortgage brokers. WestAmerica sells its loans with servicing released and does not currently engage in servicing loans for others. WestAmerica maintains principal origination offices in eleven states, including Illinois, and originates loans in other states through wholesale and correspondent offices. WestAmerica provides the Banks with the ability to use an enhanced loan origination and documentation system which allows WestAmerica and each Bank to better utilize existing operational capacity and expand the

2005 Annual Report	71

mortgage products offered to the Banks’ customers. WestAmerica’s production of adjustable rate mortgage loans may be retained by the Banks in their loan portfolios, resulting in additional earning assets to the combined organization, thus adding further desired diversification to the Company’s earning asset base.
In October 1999, the Company acquired Tricom, Inc. (“Tricom”) as part of its continuing strategy to pursue specialized earning asset niches. Tricom is a Milwaukee-based company that has been in business since 1989 and specializes in providing high-yielding, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services to clients in the temporary staffing industry. Tricom’s clients, located throughout the United States, provide staffing services to businesses in diversified industries. These receivables may involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on the marketability of the collateral. The principal sources of repayments on the receivables are payments received by the borrowers from their customers who are located throughout the United States. Tricom mitigates this risk by employing lockboxes and other cash management techniques to protect its interests. By virtue of the Company’s funding resources, this acquisition has provided Tricom with additional capital necessary to expand its financing services in a national market. Tricom’s revenue principally consists of interest income from financing activities and fee-based revenues from administrative services. Tricom processed payrolls with associated client billings of approximately $462 million in 2005 and $354 million in 2004.
In addition to the earning asset niches provided by the Company’s non-bank subsidiaries, several earning asset niches operate within the Banks, including indirect auto lending which is conducted through Hinsdale Bank and Barrington Bank’s Community Advantage program that provides lending, deposit and cash management services to condominium, homeowner and community associations. In addition, Hinsdale Bank operates a mortgage warehouse lending program that provides loan and deposit services to mortgage brokerage companies located predominantly in the Chicago metropolitan area, and Crystal Lake Bank has a specialty in small aircraft lending. The Company continues to pursue the development or acquisition of other specialty lending businesses that generate assets suitable for bank investment and/or secondary market sales.
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
A summary of the Company’s significant accounting policies is presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this Management’s Discussion and Analysis section, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses and the allowance for losses on lending-related commitments, the valuation of the retained interest in the premium finance receivables sold, the valuations required for impairment testing of goodwill, the valuation and accounting for derivative instruments and income taxes as the accounting areas that require the most subjective and complex judgments, and as such could be the most subject to revision as new information becomes available.

72	Wintrust Financial Corporation

Allowance for Loan Losses and Allowance for Losses on Lending-Related Commitments
The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. The Company also maintains an allowance for lending-related commitments, specifically unfunded loan commitments and letters of credit, which relates to certain amounts the Company is committed to lend but for which funds have not yet been disbursed. Management has established credit committees at each of the Banks that evaluate the credit quality of the loan portfolio and the level of the adequacy of the allowance for loan losses and the allowance for lending-related commitments. See Note 1 to the Consolidated Financial Statements and the section titled “Credit Risk and Asset Quality” later in this report for a description of the methodology used to determine the allowance for loan losses and the allowance for lending-related commitments.
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
Impairment Testing of Goodwill
As required by Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets,” the Company performs impairment testing of goodwill on an annual basis or more frequently when events warrant. Valuations are estimated in good faith by management primarily through the use of publicly available valuations of comparable entities for the Company’s bank subsidiaries and internal cash flow models using financial projections in the reporting unit’s business plan, if public valuations are not available for the Company’s non-bank entities.
Valuation and Accounting for Derivative Instruments
The Company utilizes derivative instruments to manage risks such as interest rate risk or market risk. The Company’s policy prohibits using derivatives for speculative purposes.
Accounting for derivatives differs significantly depending on whether a derivative is designated as a hedge, which is a transaction intended to reduce a risk associated with a specific asset or liability or future expected cash flow at the time it is purchased. In order to qualify as a hedge, a derivative must be designated as such by management, who must also continue to evaluate whether the instrument effectively reduces the risk associated with that item. To determine if a derivative instrument continues to be an effective hedge, the Company must make assumptions and judgments about the continued effectiveness of the hedging strategies and the nature and timing of forecasted transactions. If the Company’s hedging strategy were to become ineffective, hedge accounting would no longer apply and the reported results of operations or financial condition could be materially affected.
Income Taxes
The Company is subject to the income tax laws of the U.S., its states and other jurisdictions where it conducts business. These laws are complex and subject to different interpretations by the taxpayer and the various taxing authorities. In determining the provision for income taxes, management must make judgments and estimates about the application of these inherently complex laws, related regulations and case law. In the process of preparing the Company’s tax returns, management attempts to make reasonable interpretations of the tax laws. These interpretations are subject to challenge by

2005 Annual Report	73

the tax authorities upon audit or to reinterpretation based on management’s ongoing assessment of facts and evolving case law.
On a quarterly basis, management assesses the reasonableness of its effective tax rate based upon its current best estimate of net income and the applicable taxes expected for the full year. Deferred tax assets and liabilities are reassessed on a quarterly basis, if business events or circumstances warrant. Reserves for contingent tax liabilities are reviewed quarterly for adequacy based upon developments in tax law and the status of examinations or audits.
CONSOLIDATED RESULTS OF OPERATIONS
The following discussion of Wintrust’s results of operations requires an understanding that twelve of the Company’s thirteen bank subsidiaries have all been started as new banks since December 1991. The Company’s premium finance company, FIFC, began limited operations in 1991 as a start-up company. The Company’s trust subsidiary, WHTC, began operations in September 1998. Previously, the Company’s Lake Forest Bank operated a trust department on a much smaller scale than WHTC. Tricom started operations as a new company in 1989 and was acquired by the Company in 1999. In February 2002, Wintrust acquired the Wayne Hummer Companies, expanding and diversifying its revenue streams with asset management and brokerage fees. In February 2003, the Company augmented its asset management business with the acquisition of Lake Forest Capital Management. In May 2004, the Company acquired WestAmerica and Guardian to enhance and diversify its earning asset base and revenue stream. Wintrust started eight of its bank subsidiaries as de novo institutions and made its first bank acquisition in 2003. The Company acquired Advantage Bank and Village Bank in the fourth quarter of 2003, Northview Bank (which has been renamed Wheaton Bank) and Town Bank in September and October of 2004, respectively, and State Bank of The Lakes and First Northwest Bank (which was merged into Village Bank) in the first quarter of 2005. Accordingly, Wintrust is still a young company that has a strategy of continuing to build its customer base and securing broad product penetration in each marketplace that it serves. The Company has expanded its banking franchise from three banks with five offices in 1994 to 13 banks with 62 offices at the end of 2005. FIFC has matured from its limited operations in 1991 to a company that generated, on a national basis, $2.7 billion in premium finance receivables in 2005. In addition, WHTC has been building a team of experienced trust professionals who are located within the banking offices of seven of the 13 Banks. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures and existing banks become more profitable, the start-up costs associated with future bank and branch openings and other new financial services ventures will not have as significant an impact on earnings. Additionally, the Company’s more mature banks have several operating ratios that are either comparable to or better than peer group data, suggesting that as the Banks become more established, the overall earnings level will continue to increase.
Earnings Summary
Net income for the year ended December 31, 2005, totaled $67.0 million, or $2.75 per diluted common share, compared to $51.3 million, or $2.34 per diluted common share, in 2004 and $38.1 million, or $1.98 per diluted common share, in 2003. During 2005, net income increased 31% while earnings per diluted common share increased 18% and during 2004, net income increased 35% while earnings per diluted common share increased 18%. The lower growth rates in the earnings per share in 2005 and 2004, as compared to net income, were due to incremental shares outstanding from the issuance of 1.0 million new shares of common stock in March 2005 in partial settlement of the forward sale agreement with RBC, the issuance of approximately 600,000 shares of common stock in March 2005 in connection with the acquisition of First Northwest Bank and from the issuance of approximately 1.0 million shares of common stock in 2004 in connection with the acquisitions of WestAmerica and Guardian, Northview Bank and Town Bank. Return on average equity was 11.00% in 2005, 13.12% in 2004 and 14.36% in 2003.
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
Tax-equivalent net interest income in 2005 totaled $218.1 million, up from $158.6 million in 2004 and $121.3 million in 2003, representing increases of $59.5 million, or

74	Wintrust Financial Corporation

38%, in 2005 and $37.3 million, or 31%, in 2004. These improved levels of net interest income were primarily attributable to increases in average earning assets. The table presented later in this section, titled “Changes in Interest Income and Expense,” presents the dollar amount of changes in interest income and expense, by major category, attributable to changes in the volume of the balance sheet category and changes in the rate earned or paid with respect to that category of assets or liabilities for 2005 and 2004. Average earning assets increased $1.9 billion, or 38%, in 2005 and $1.2 billion, or 32%, in 2004. Loans are the most significant component of the earning asset base as they earn interest at a higher rate than the other earning assets. Average loans increased $1.3 billion, or 33%, in 2005 and $901.5 million, or 30%, in 2004. Total average loans as a percentage of total average earning assets were 74.5%, 77.1% and 78.2% in 2005, 2004, and 2003, respectively. The average yield on loans was 6.54% in 2005, 5.66% in 2004 and 5.91% in 2003, reflecting an increase of 88 basis points in 2005 and a decrease of 25 basis points in 2004. The higher loan yield in 2005 is reflective of the interest rate increases effected by the Federal Reserve Bank offset by continued competitive loan pricing pressures. The lower loan yield in 2004 reflects the sustained decreases in overall market rates in 2004 and 2003. Similarly, the average rate paid on interest bearing deposits, the largest component of the Company’s interest bearing liabilities, was 2.80% in 2005, 2.08% in 2004 and 2.19% in 2003, representing an increase of 72 basis points in 2005 and a decrease of 11 basis points in 2004. The interest bearing deposits yield increased in 2005 due to higher costs of retail deposits as rates have generally risen in 2005, continued competitive pricing pressures on fixed-maturity time deposits in most markets and promotional pricing activities associated with opening additional de novo branches and branches acquired through acquisition.
Net interest margin, which reflects net interest income as a percent of average earning assets, was 3.16% in 2005, 3.17% in 2004 and 3.20% in 2003. The continued lower level of average loans to average earning assets was a large contributing factor in the net interest margin remaining relatively unchanged in 2005 as excess funds were invested in lower yielding liquidity management assets. The net interest margin compression in 2004 was due to the Company’s asset sensitive balance sheet and the ongoing effects of a low interest rate environment, which resulted in reduced asset yields and narrower spreads on deposits.
The core net interest margin, which excludes the impact of the Company’s Trust Preferred Securities, was 3.37% in 2005, 3.31% in 2004 and 3.32% in 2003. Management evaluates the net interest margin excluding the interest expense associated with the Company’s long-term debt-trust preferred securities. Because these instruments are utilized by the Company primarily as capital instruments, management finds it useful to view the net interest margin excluding this expense and deems it to be a more accurate view of the operational net interest margin of the Company. See Non-GAAP Financial Measures/Ratios section of this report.
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

2005 Annual Report	75

Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs
The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate, yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2005, 2004 and 2003. The yields and costs include loan origination fees and certain direct origination costs that are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected, to the extent it is not applied to principal. Such amounts are not material to net interest income or the net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. Net interest income and the related net interest margin have been adjusted to reflect tax-exempt income, such as interest on municipal securities and loans, on a tax-equivalent basis. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

	Years Ended December 31,
	2005			2004			2003
			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance(1)	Interest	Rate	Balance(1)	Interest	Rate	Balance(1)	Interest	Rate

Assets
Interest bearing deposits with banks	$9,003	$278	3.10%	$5,447	$80	1.47%	$5,885	$127	2.16%
Securities	1,627,523	67,333	4.14	1,031,574	41,176	3.99	670,167	26,105	3.90
Federal funds sold and securities purchased under resale agreements	102,199	3,485	3.41	71,870	934	1.30	109,842	2,037	1.85

Total liquidity management assets (2) (8)	1,738,725	71,096	4.09	1,108,891	42,190	3.80	785,894	28,269	3.60

Other earning assets (2) (3)	23,644	1,345	5.69	38,901	1,593	4.10	38,418	1,547	4.03
Loans, net of unearned income (2) (4) (8)	5,137,912	335,922	6.54	3,861,683	218,748	5.66	2,960,188	174,952	5.91

Total earning assets (8)	6,900,281	408,363	5.92	5,009,475	262,531	5.24	3,784,500	204,768	5.41

Allowance for loan losses	(40,566)			(30,014)			(21,738)
Cash and due from banks	138,253			92,299			81,022
Other assets	589,634			379,767			272,834

Total assets	$7,587,602			$5,451,527			$4,116,618

Liabilities and Shareholders’ Equity
Deposits — interest bearing:
NOW accounts	$699,323	$11,973	1.71%	$481,759	$4,805	1.00%	$376,257	$3,008	0.80%
Wealth management deposits	407,816	10,181	2.50	360,047	2,513	0.70	265,279	1,526	0.58
Money market accounts	657,788	11,071	1.68	528,831	5,248	0.99	437,114	4,199	0.96
Savings accounts	298,468	2,629	0.88	197,132	1,033	0.52	160,456	1,003	0.63
Time deposits	3,507,771	120,398	3.43	2,433,036	69,536	2.86	1,865,818	58,227	3.12

Total interest bearing deposits	5,571,166	156,252	2.80	4,000,805	83,135	2.08	3,104,924	67,963	2.19

Federal Home Loan Bank advances	333,108	11,912	3.58	222,278	8,070	3.63	141,196	5,932	4.20
Notes payable and other borrowings	167,930	4,178	2.49	154,577	2,358	1.53	92,175	2,562	2.78
Subordinated notes	50,000	2,829	5.66	50,000	2,891	5.78	41,849	2,486	5.94
Long-term debt — trust preferred securities	217,983	15,106	6.93	130,830	7,468	5.71	70,248	4,556	6.48

Total interest bearing liabilities	6,340,187	190,277	3.00	4,558,490	103,922	2.28	3,450,392	83,499	2.42

Non-interest bearing deposits	592,879			400,333			321,735
Other liabilities	45,369			101,369			78,996
Equity	609,167			391,335			265,495

Total liabilities and shareholders’ equity	$7,587,602			$5,451,527			$4,116,618

Interest rate spread (5) (8)			2.92%			2.96%			2.99%
Net free funds/contribution (6)	$560,094		0.24%	$450,985		0.21%	$334,108		0.21%
Net interest income/Net interest margin (8)		$218,086	3.16%		$158,609	3.17%		$121,269	3.20%
Core net interest margin (7) (8)			3.37%			3.31%			3.32%

(1)	Average balances were generally computed using daily balances.

(2)	Interest income on tax-advantaged loans, trading account securities and securities reflects a tax-equivalent adjustment based on a marginal federal corporate tax rate of 35%. The total adjustments reflected in the above table are $1.327 million, $785,000 and $777,000 in 2005, 2004 and 2003, respectively.

(3)	Other earning assets include brokerage customer receivables and trading account securities.

(4)	Loans, net of unearned income, include mortgages held-for-sale and non-accrual loans.

(5)	Interest rate spread is the difference between the yield earned on earning assets and the rate paid on interest-bearing liabilities.

(6)	Net free funds are the difference between total average earning assets and total average interest-bearing liabilities. The estimated contribution to net interest margin from net free funds is calculated using the rate paid for total interest-bearing liabilities.

(7)	The core net interest margin excludes the effect of the net interest expense associated with Wintrust’s Long-term Debt — Trust Preferred Securities.

(8)	See “Non-GAAP Financial Measures/Ratios” for additional information on this performance measure/ratio.

76	Wintrust Financial Corporation

Changes in Interest Income and Expense
The following table shows the dollar amount of changes in interest income (on a tax-equivalent basis) and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate for the periods indicated (in thousands):

	Years Ended December 31,
	2005 Compared to 2004			2004 Compared to 2003
	Change	Change		Change	Change
	Due to	Due to	Total	Due to	Due to	Total
	Rate	Volume	Change	Rate	Volume	Change

Interest income:
Interest bearing deposits with banks	$125	73	198	$(39)	(8)	(47)
Securities	1,604	24,553	26,157	616	14,455	15,071
Federal funds sold and securities purchased under resale agreement	2,027	524	2,551	(507)	(596)	(1,103)

Total liquidity management assets	3,756	25,150	28,906	70	13,851	13,921

Other earning assets	499	(747)	(248)	27	19	46
Loans	37,659	79,515	117,174	(7,675)	51,471	43,796

Total interest income	41,914	103,918	145,832	(7,578)	65,341	57,763

Interest expense:
Deposits — interest bearing:
NOW accounts	4,394	2,774	7,168	843	954	1,797
Wealth management deposits	7,298	370	7,668	363	624	987
Money market accounts	4,321	1,502	5,823	134	915	1,049
Savings accounts	915	681	1,596	(188)	218	30
Time deposits	15,881	34,981	50,862	(5,238)	16,547	11,309

Total interest expense — deposits	32,809	40,308	73,117	(4,086)	19,258	15,172

Federal Home Loan Bank advances	(111)	3,953	3,842	(893)	3,031	2,138
Notes payable and other borrowings	1,694	126	1,820	(1,463)	1,259	(204)
Subordinated notes	(54)	(8)	(62)	(69)	474	405
Long-term debt — trust preferred securities	2,037	5,601	7,638	(597)	3,509	2,912

Total interest expense	36,375	49,980	86,355	(7,108)	27,531	20,423

Net interest income	$5,539	53,938	59,477	(470)	37,810	37,340

The changes in net interest income are created by changes in both interest rates and volumes. The change in the Company’s net interest income for the periods under review was predominantly impacted by the growth in the volume of the overall interest-earning assets (specifically loans) and interest-bearing deposit liabilities. In the table above, volume variances are computed using the change in volume multiplied by the previous year’s rate. Rate variances are computed using the change in rate multiplied by the previous year’s volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of the absolute dollar amounts of the change in each. The change in interest due to an additional day resulting from the 2004 leap year has been allocated entirely to the change due to volume.

2005 Annual Report	77

Provision for Credit Losses
The provision for credit losses totaled $6.7 million in 2005, $6.3 million in 2004 and $11.0 million in 2003. Net charge-offs totaled $4.9 million in 2005, $2.7 million in 2004 and $5.5 million in 2003. The allowance for loan losses as a percentage of loans at December 31, 2005, 2004 and 2003, was 0.77%, 0.79% and 0.77%, respectively. Non-performing loans were $26.2 million and $18.6 million at December 31, 2005 and 2004, respectively. In 2005, the Company reclassified $491,000 from its allowance for loan losses to a separate liability account to represent the portion of the allowance for loan losses that was associated with lending-related commitments, specifically unfunded loan commitments and letters of credit. In future periods, the provision for credit losses may contain both a component related to funded loans (provision for loan losses) and a component related to lending-related commitments (provision for unfunded loan commitments and letters of credit). While management believes the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for loan losses and the allowance for unfunded lending-related commitments will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors. Please refer to the “Credit Risk and Asset Quality” section of this report for further discussion of the Company’s loan loss experience and non-performing assets.
Non-interest Income
Non-interest income totaled $93.6 million in 2005, $85.5 million in 2004 and $72.6 million in 2003, reflecting increases of 10% in 2005 compared to 2004, and 18% in 2004 compared to 2003. Non-interest income as a percentage of net revenue declined to 30% in 2005 compared to 35% in 2004 and 38% in 2003. The six community bank acquisitions in 2003, 2004 and 2005 contributed to this decline as their predominant source of revenue is net interest income. The following table presents non-interest income by category for 2005, 2004 and 2003 (in thousands).

	Years ended December 31,			2005 compared to 2004		2004 compared to 2003
	2005	2004	2003	$ Change	% Change	$ Change	% Change

Brokerage	$20,154	22,892	21,317	$(2,738)	(12.0)%	$1,575	7.4%
Trust and asset management	9,854	8,764	7,554	1,090	12.4	1,210	16.0

Total wealth management fees	30,008	31,656	28,871	(1,648)	(5.2)	2,785	9.6
Mortgage banking revenue	25,913	18,250	16,718	7,663	42.0	1,532	9.2
Service charges on deposit accounts	5,983	4,100	3,525	1,883	45.9	575	16.3
Gain on sales of premium finance receivables	6,499	7,347	4,911	(848)	(11.5)	2,436	49.6
Administrative services revenue	4,539	3,984	4,151	555	13.9	(167)	(4.0)
Fees from covered call and put options	11,434	11,121	7,873	313	2.8	3,248	41.3
Gains on available-for-sale securities, net	1,063	1,863	642	(800)	(42.9)	1,221	190.2
Other:
Bank Owned Life Insurance	2,431	1,997	1,952	434	21.7	45	2.3
Partial recovery of premium finance defalcation	—	—	500	—	—	(500)	(100.0)
Trading losses	(899)	—	—	(899)	NM	—	—
Miscellaneous	6,586	5,134	3,449	1,452	28.3	1,685	48.9

Total other	8,118	7,131	5,901	987	13.8	1,230	20.8

Total non-interest income	$93,557	85,452	72,592	$8,105	9.5%	$12,860	17.7%

NM — Not Meaningful
Wealth management fees are comprised of the trust and asset management revenue of WHTC and the asset management fees, brokerage commissions, trading commissions and insurance product commissions generated by the Wayne Hummer Companies (WHAMC, WHI and Focused). Trust and asset management fees represent WHTC’s trust fees which include fees earned on assets under management, custody fees and other trust related fees and WHAMC’s fees for advisory services to individuals and institutions, municipal and tax-exempt organizations, including the management of the Wayne Hummer proprietary mutual funds. The brokerage income is generated by WHI and Focused, the Company’s broker-dealer subsidiaries.

78	Wintrust Financial Corporation

Brokerage revenue is directly impacted by trading volumes. In 2005, brokerage revenue totaled $20.2 million, reflecting a decrease of $2.7 million, or 12%, compared to 2004. During the third quarter of 2005, Wayne Hummer Investments converted from a self-clearing platform to an out-sourced securities clearing platform. Although the conversion process temporarily slowed new business originations, management anticipates that the new platform will provide revenue enhancements and cost savings opportunities in future periods. In 2004, brokerage revenue totaled $22.9 million and increased $1.6 million, or 7%, compared to 2003. Brokerage revenue in 2004 benefited as the Company continued to increase the number of brokers in its banking locations.
Trust and asset management fees totaled $9.9 million in 2005, an increase of $1.1 million, or 12%, compared to 2004. In 2004, trust and asset management fees totaled $8.8 million and increased $1.2 million, or 16%, compared to 2003. These fees are based primarily on the market value of the assets under management or administration. Trust assets and assets under management totaled $1.6 billion at December 31, 2005, $1.7 billion at December 31, 2004 and $1.6 billion at December 31, 2003. In connection with the acquisition of the Wayne Hummer Companies in 2002, the Company began to migrate funds from the Wayne Hummer Money Market Fund to FDIC-insured deposits at the Banks, and in December 2003, the proprietary mutual fund was liquidated. As a result of this initiative, the Company had $421 million of wealth management customers’ funds in deposits at the Banks at December 31, 2005.
Mortgage banking revenue includes revenue from activities related to originating and selling residential real estate loans into the secondary market. With the addition of WestAmerica and Guardian in May 2004, this revenue line now includes gains on the sales of mortgage loans to the secondary market, origination fees, rate lock commitment fees, document preparation fees, the impact of capitalizing servicing rights on loans sold and serviced by certain Wintrust Banks and the impact of amortizing and valuing the capitalized servicing right asset. Mortgage banking revenue totaled $25.9 million in 2005, $18.3 million in 2004, and $16.7 million in 2003, reflecting increases of $7.7 million, or 42%, in 2005, and $1.5 million, or 9%, in 2004. WestAmerica and Guardian contributed $15.3 million to mortgage banking revenue in 2005 and $10.6 million in 2004. Although mortgage banking revenue is a continuous source of revenue, these fees are significantly impacted by mortgage interest rates. Mortgage banking revenue in 2003 reflected a strong mortgage origination and refinance market driven by the historically low interest rate environment. The rates on mortgage loans originated and sold into the secondary market rose in the fourth quarter of 2003 causing the long-running refinance boom to slow dramatically.
Service charges on deposit accounts totaled $6.0 million in 2005, $4.1 million in 2004 and $3.5 million in 2003. These increases of 46% in 2005 and 16% in 2004, were due mainly to the fees generated by the community banks acquired since the fourth quarter of 2003. The majority of deposit service charges relates to customary fees on overdrawn accounts and returned items. The level of service charges received is substantially below peer group levels as management believes in the philosophy of providing high quality service without encumbering that service with numerous activity charges.
As a result of continued strong loan originations of premium finance receivables, FIFC sold premium finance receivables to an unrelated third party in each of the last three years and recognized gains totaling $6.5 million in 2005, $7.3 million in 2004 and $4.9 million in 2003, related to this activity. Loans sold totaled $562 million in 2005, $496 million in 2004 and $274 million in 2003, representing 21%, 19% and 12%, of FIFC’s total originations in 2005, 2004 and 2003, respectively.
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
The Company capitalized $5.0 million and amortized $4.5 million in servicing assets related to the sale of these loans in 2005, and capitalized $4.1 million and amortized

2005 Annual Report	79

$3.0 million in servicing assets related to sale of these loans in 2004. As of December 31, 2005, the Company’s retained interest in the loans sold included a servicing asset of $2.5 million, an interest only strip of $2.7 million and a liability for its recourse obligation of $240,000.
Gains are significantly dependent on the spread between the net yield on the loans sold and the rate passed on to the purchaser. The net yield on the loans sold and the rates passed on to the purchaser typically do not react in a parallel fashion, therefore causing the spreads to vary from period to period. This spread ranged from 2.71% to 3.74% in 2005, compared to 4.02% to 4.84% in 2004 and 4.44% to 4.82% in 2003. Despite a higher volume of loans sold in 2005 as compared to 2004, the gain recognized in 2005 was lower due to the significant decrease in the interest rate spreads. The higher amount of gain recognized in 2004 compared to 2003, was primarily due to a higher volume of loans sold during 2004.
The Company typically makes a clean up call by repurchasing the remaining loans in the pools sold after approximately ten months from the sale date. Upon repurchase, the loans are recorded in the Company’s premium finance receivables portfolio and any remaining balance of the Company’s retained interest is recorded as an adjustment to the gain on sale of premium finance receivables. During 2005 and 2004, clean-up calls resulted in increased gains (primarily from reversing the remaining balance of recourse obligations on repurchased loans) of $248,000 and $272,000, respectively, while clean-up calls during 2003 resulted in charges of approximately $587,000. The Company continuously monitors the performance of the loan pools to the projections and adjusts the assumptions in its cash flow model when warranted. Credit losses on loans sold were estimated a range of 0.15% to 0.25% of the estimated average balances in 2005, at 0.25% in 2004 and a range of 0.40% to 0.50% in 2003. The decreases in estimated credit losses during 2005 and 2004 were a result of a lower levels of charge-offs in FIFC’s overall premium finance receivables portfolio. The gains are also influenced by the number of months these loans are estimated to be outstanding. The estimated average terms of the loans ranged from eight to nine months in 2005 and eight months in 2004 and 2003. The applicable discount rate used in determining gains related to this activity was the same in 2005, 2004 and 2003.
At December 31, 2005 and 2004, premium finance loans sold and serviced for others for which the Company retains a recourse obligation related to credit losses totaled approximately $260.6 million and $250.9 million, respectively. The remaining estimated recourse obligation carried in other liabilities was approximately $240,000 and $387,000, at December 31, 2005 and 2004, respectively. Credit losses incurred on loans sold are applied against the recourse obligation liability that is established at the date of sale. Credit losses, net of recoveries, for premium finance receivables sold and serviced for others totaled $269,000 in 2005, $177,000 in 2004 and $165,000 in 2003. At December 31, 2005, non-performing loans related to this sold portfolio were approximately $3.2 million, or 1.23% of the sold loans, compared to $2.5 million, or 0.98%, of the sold loans at December 31, 2004. The premium finance portfolio owned by the Company had ratio of non-performing loans to total loans of 1.40% at December 31, 2005 and 1.46% at December 31, 2004. The Company anticipates that premium finance receivables sold will have lower credit losses than the loans retained in its portfolio since the purchaser of the loans stipulates certain characteristics of the loans to be included in the loan pools sold, including shorter maturities. Ultimate losses on premium finance loans are substantially less than non-performing loans for the reasons noted in the “Non-performing Premium Finance Receivables” portion of the “Credit Risk and Asset Quality” section of this report.
Consistent with Wintrust’s strategy to be asset-driven, it is probable that sales of premium finance receivables will occur in the future, depending on the level of new volume growth in relation to the capacity to retain such loans within the Banks’ loan portfolios.
Administrative services revenue generated by Tricom was $4.5 million in 2005, $4.0 million in 2004 and $4.2 million in 2003. This revenue comprises income from administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. During 2005, Tricom increased sales volumes with its current client base, however continued to experience competitive rate pressures. During 2004, Tricom’s revenue was negatively affected by competitive rate pressure in the industry and mitigated somewhat by the effects of increased sales efforts.
Premium income from covered call option and put option transactions totaled $11.4 million in 2005, $11.1 million in 2004 and $7.9 million in 2003. The increases in the fees from covered call and put options in 2005 and 2004 are due to the mix in the types of underlying securities and the volatility in the marketplace that resulted in higher premiums for the options. During 2005, call option contracts were written against $3.3 billion of underlying securities, compared to $2.0 billion in 2004 and 2003. The same security may be included in this total more than once to the extent that multiple call option contracts were written against it if the initial call option contracts

80	Wintrust Financial Corporation

were not exercised. The Company routinely writes call options with terms of less than three months against certain U.S. Treasury and agency securities held in its portfolio for liquidity and other purposes. Management enters into these transactions with the goal of enhancing its overall return on its investment portfolio by using the fees generated from these options to compensate for net interest margin compression. These option transactions are designed to increase the total return associated with holding certain investment securities and do not qualify as hedges pursuant to SFAS 133. There were no outstanding call options at December 31, 2005 or December 31, 2004.
Bank Owned Life Insurance (“BOLI”) generated non-interest income of $2.4 million in 2005, $2.0 million in 2004 and $2.0 million in 2003. The Company initially purchased BOLI to consolidate existing term life insurance contracts of executive officers and to mitigate the mortality risk associated with death benefits provided for in executive employment contracts and in connection with certain deferred compensation arrangements. BOLI totaled $70.3 million at December 31, 2005 and $58.4 million at December 31, 2004, and is included in other assets.
Trading losses in 2005 include $1.4 million of losses related to economic hedges that did not qualify for hedge accounting, offset by $471,000 of gains at WHI and Focused primarily from exchange equity securities. The losses related to the economic hedges primarily represent the mark-to-market adjustments, and to a lesser extent, the net settlements, on interest rate swap contracts that were entered into to economically hedge certain funding liabilities, but failed to qualify for hedge accounting.
During 2003, FIFC received $500,000 from partial settlements related to the premium finance defalcation that occurred and was recognized in 2000. Management does not anticipate additional settlements in the future.
Miscellaneous other non-interest income includes loan servicing fees, service charges, rental income from equipment leases and miscellaneous other income. In 2005, miscellaneous income includes a gain of approximately $700,000 on the sale by WHI of its New York Stock Exchange seat.
Non-interest Expense
Non-interest expense totaled $198.7 million in 2005, and increased $42.6 million, or 27%, compared to 2004. In 2004, non-interest expense totaled $156.1 million, and increased $33.4 million, or 27%, compared to 2003. All categories of non-interest expense were impacted by the 2005 acquisitions of State Bank of The Lakes and First Northwest Bank, the 2004 acquisitions of WestAmerica, Guardian, Northview Bank and Town Bank and the fourth quarter 2003 acquisitions of Advantage Bank and Village Bank. In addition, most of the non-interest expense categories increased as the Company opened new banking locations throughout 2005 and increased its average loans 33% and its average deposits 40%. Similarly, in 2004, average loans increased 30% and average deposits increased 28%. These increases in loans and deposits require higher levels of staffing and other operating costs.
The following table presents non-interest expense by category for 2005, 2004 and 2003 (in thousands).

	Years ended December 31,			2005 compared to 2004		2004 compared to 2003
	2005	2004	2003	$ Change	% Change	$ Change	% Change

Salaries and employee benefits	$118,071	94,049	74,775	$24,022	25.5%	$19,274	25.8%
Equipment	11,779	9,074	7,957	2,705	29.8	1,117	14.0
Occupancy, net	16,176	10,083	7,436	6,093	60.4	2,647	35.6
Data processing	7,129	5,560	4,304	1,569	28.2	1,256	29.2
Advertising and marketing	4,970	3,403	2,215	1,567	46.0	1,188	53.6
Professional fees	5,609	5,376	3,342	233	4.3	2,034	60.9
Amortization of other intangible assets	3,394	1,110	640	2,284	205.8	470	73.4
Other:
Commissions — 3rd party brokers	3,823	4,125	3,008	(302)	(7.3)	1,117	37.1
Postage	3,665	3,064	2,369	601	19.6	695	29.3
Stationery and supplies	3,262	2,569	1,762	693	27.0	807	45.8
Miscellaneous	20,812	17,678	14,933	3,134	17.7	2,745	18.4

Total other	31,562	27,436	22,072	4,126	15.0	5,364	24.3

Total non-interest expense	$198,690	156,091	122,741	$42,599	27.3%	$33,350	27.2%

2005 Annual Report	81

Wintrust’s net overhead ratio, which is non-interest expense less non-interest income as a percent of total average assets, was 1.39% in 2005, 1.30% in 2004 and 1.22% in 2003. This ratio is a key indicator of operating efficiency and the Company continues to compare favorably with regard to this ratio to its peer group based on the most recent peer group data.
Salaries and employee benefits is the largest component of non-interest expense, accounting for 59% of the total in 2005, 60% of the total in 2004 and 61% in 2003. For the year ended December 31, 2005, salaries and employee benefits totaled $118.1 million and increased $24.0 million, or 26% compared to 2004. The increase for 2005 is primarily due to the four bank acquisitions that occurred from September 30, 2004 to March 31, 2005, and the opening of new bank facilities in 2005. For the year ended December 31, 2004, salaries and employee benefits totaled $94.0 million, and increased $19.3 million, or 26%, compared to 2003. This increase is primarily due to the acquisitions of Advantage Bank and Village Bank, the opening of one new banking office and the relocation of two offices into permanent facilities.
Equipment expense, which includes furniture, equipment and computer software depreciation and repairs and maintenance costs, totaled $11.8 million in 2005, $9.1 million in 2004 and $8.0 million in 2003, reflecting increases of 30% in 2005 and 14% in 2004. These increases were caused by higher levels of expense related to the furniture, equipment and computer software required at new facilities as well as at existing facilities due to increased staffing.
Occupancy expense for the years 2005, 2004 and 2003 was $16.2 million, $10.1 million and $7.4 million, respectively, reflecting increases of 60% in 2005 and 36% in 2004. Occupancy expense includes depreciation on premises, real estate taxes, utilities and maintenance of premises, as well as net rent expense for leased premises. Increases in 2005 and 2004 reflect the increases in the number of facilities operated as well as market increases in operating costs of such facilities.
Data processing expenses totaled $7.1 million in 2005, $5.6 million in 2004 and $4.3 million in 2003, representing increases of 28% in 2005 and 29% in 2004. The 2005 increase primarily relates to the additional costs of the newly acquired banks, and the 2004 increase relates to data system conversions at Village Bank and Northview Bank and to a lesser extent to higher transactional charges related to higher levels of loans and deposits.
Advertising and marketing expenses totaled $5.0 million for 2005, $3.4 million for 2004 and $2.2 million for 2003. Marketing costs are necessary to attract loans and deposits at the newly chartered banks, to announce new branch openings as well as the expansion of the wealth management business, and to continue to promote community-based products at the more established locations. The level of marketing expenditures depends on the type of marketing programs utilized which are determined based on the market area, targeted audience, competition and various other factors. Management continues to utilize targeted marketing programs in the more mature market areas.
Professional fees include legal, audit and tax fees, external loan review costs and normal regulatory exam assessments. These fees totaled $5.6 million in 2005, $5.4 million in 2004 and $3.3 million in 2003. The significant increase in 2004 occurred during the second half of 2004 to meet the requirements of Sarbanes-Oxley 404. The increases for 2005 and 2004 are also attributable to the general growth in the Company’s total assets and fee-based businesses.
Amortization of other intangibles assets relates to the amortization of core deposit premiums and customer list intangibles established in connection with the application of SFAS 142 to business combinations. See Note 8 of the Consolidated Financial Statements for further information on these intangible assets.
Commissions paid to 3rd party brokers represent the commissions paid by Focused to a network of unaffiliated banks for brokerage revenue generated through those banks. The decrease in 2005 corresponds with a lower level of related fees generated in 2005 as compared to 2004, and similarly, the increase in 2004 reflects a higher level of revenue generated in 2004 compared to 2003 through that network of unaffiliated banks.
Postage expense for 2005, 2004 and 2003 totaled $3.7 million, $3.1 million and $2.4 million, reflecting increases of 20% in 2005 and 29% in 2004. These increases reflect the increased mailings associated with the higher volume of loans and deposits.
Stationery and supplies totaled $3.3 million in 2005, $2.6 million in 2004 and $1.8 million in 2003, reflecting an increase of $693,000, or 27%, in 2005 and an increase of $807,000, or 46%, in 2004. The increased levels were attributable to acquisitions and the opening of new banking facilities.
Miscellaneous non-interest expense includes correspondent bank service charges, insurance, telephone, directors’ fees, loan expenses and other sundry expenses. This category increased $3.1 million, or 18%, in 2005 and $2.7 million, or 18%, in 2004. These increases are in

82	Wintrust Financial Corporation

line with increases in the other non-interest expense categories and reflect the growth in the Company’s balance sheet.
Income Taxes
The Company recorded income tax expense of $37.9 million in 2005, $29.6 million in 2004 and $21.2 million in 2003. The effective tax rates were 36.1%, 36.5% and 35.8% in 2005, 2004 and 2003, respectively. Please refer to Note 17 to the Consolidated Financial Statements for further discussion and analysis of the Company’s tax position, including a reconciliation of the tax expense computed at the statutory tax rate to the Company’s actual tax expense.
Operating Segment Results
As described in Note 24 to the Consolidated Financial Statements, the Company’s operations consist of four primary segments: banking, premium finance, Tricom and wealth management. The Company’s profitability is primarily dependent on the net interest income, provision for credit losses, non-interest income and operating expenses of its banking segment. The net interest income of the banking segment includes income and related interest costs from portfolio loans that were purchased from the premium finance segment. For purposes of internal segment profitability analysis, management reviews the results of its premium finance segment as if all loans originated and sold to the banking segment were retained within that segment’s operations. Similarly, for purposes of analyzing the contribution from the wealth management segment, management allocates a portion of the net interest income earned by the banking segment on deposit balances of customers of the wealth management segment to the wealth management segment.
The banking segment’s net interest income for the year ended December 31, 2005 totaled $211.7 million as compared to $142.5 million for the same period in 2004, an increase of $69.2 million, or 49%. The increase in net interest income for 2004 when compared to the total of $108.3 million in 2003 was $34.2 million, or 32%. These increases were primarily the result of continued but slowed growth in the loan portfolio. Total loans increased 20% in 2005 and 32% in 2004. The Company’s commitment to core loan underwriting standards restrained loan growth in the second half of 2005 as the Company has not sacrificed asset quality or pricing standards to grow loan balances. Provision for credit losses increased to $6.5 million in 2005 compared to $6.2 million in 2004. The provision for credit losses was $10.2 million in 2003. The banking segment’s non-interest income totaled $51.0 million in 2005, an increase of $9.6 million, or 23%, when compared to the 2004 total of $41.4 million. This improvement resulted from a $7.7 million increase in revenue from mortgage banking activities primarily due to the May 2004 acquisitions of WestAmerica and Guardian coupled with a $1.9 million increase in service charges on deposits primarily due to the acquisitions of Northview Bank, Town Bank, State Bank of The Lakes and First Northwest Bank. In 2004, non-interest income for the banking segment increased $8.0 million, or 24%, when compared to the 2003 total of $33.4 million. This improvement was primarily due to an increase of $3.2 million increase in fees from covered call option transactions which were entered into to enhance the overall return on the investment portfolio, $1.5 million increase in fees on mortgage loans sold, reflecting the impact of the WestAmerica acquisition, $575,000 increase in service charges on deposits and a $1.2 million increase in net securities gains. The banking segment’s net income for the year ended December 31, 2005 totaled $69.4 million, an increase of $22.0 million, or 46%, as compared to the 2004 total of $47.4 million. The total segment profit in 2004 increased $9.8 million, or 26%, over the $37.6 million that was recorded in 2003.
The premium finance segment’s net interest income totaled $40.5 million for the year ended December 31, 2005 and decreased $8.4 million, or 17%, over the $48.9 million in 2004. During 2005, this segment was negatively impacted by both competitive asset pricing pressures and higher variable funding costs, which were partially offset by $49 million of higher average levels of premium finance receivables compared to 2004. During 2004, this segment benefited from higher average levels of premium finance receivables, increasing $165 million over 2003, which helped offset competitive pricing pressures in this segment. In 2004, net interest income for the premium finance segment increased $4.4 million, or 10%, over the 2003 total of $44.5 million. The premium finance segment’s non-interest income totaled $6.5 million, $7.3 million and $5.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Non-interest income for this segment reflects the gains from the sale of premium finance receivables to an unrelated third party, as more fully discussed in the Consolidated Results of Operations section. Net after-tax profit of the premium finance segment totaled $21.7 million, $25.1 million and $21.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. New receivable originations totaled $2.7 billion in 2005, $2.6 billion in 2004 and $2.3 billion in 2003. The increases in new volumes each year is indicative of this segments ability to increase market penetration in existing markets and establish a presence in new markets. However, as pre-

2005 Annual Report	83

viously stated, competitive asset pricing pressures and higher variable funding costs offset production gains in 2005.
The Tricom segment data reflects the business associated with short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services that Tricom provides to its clients in the temporary staffing industry. The segment’s net interest income was $4.1 million in 2005, increasing $326,000, or 9%, compared to the $3.8 million reported for 2004. Net interest income increased $128,000, or 4%, in 2004 compared to 2003. The increase in net interest income in 2005 resulted from higher average receivable balances from both existing and new clients as compared to 2004. The increase in net interest income in 2004 is attributable to higher production levels in 2004 offsetting the lower fee yields charged on the short-term accounts receivable financing due to competitive pressures in the industry faced in 2004 and 2003. Non-interest income for 2005 was $4.5 million, increasing $555,000, or 14%, from the $4.0 million reported in 2004. This followed a decrease of $181,000, or 4%, in 2004 compared to the $4.2 million in 2003. Revenue trends at Tricom reflect the general staffing trends of the economy and the entrance of new competitors in most market places served by Tricom. However, in 2005 Tricom increased sales volumes with its current client base. The segment’s net income was $1.8 million in 2005, $1.5 million in 2004 and $1.6 million 2003. The stable levels of net income produced by this segment over the past three years reflect Tricom’s ability to contract and expand its business model to address both economic and competitive challenges.
The wealth management segment reported net interest income of $1.4 million for 2005 compared to $5.3 million for 2004 and $5.0 million for 2003. Net interest income is comprised of the net interest earned on brokerage customer receivables at WHI and an allocation of a portion of the net interest income earned by the banking segment on non-interest bearing and interest-bearing wealth management customer account balances on deposit at the Banks. In the third quarter of 2005, WHI completed the conversion to an out-sourced securities clearing platform and for approximately three months no brokerage receivables remained at WHI as they were receivables of the out-sourced securities clearing firm. During the fourth quarter of 2005, brokerage receivables were brought back as an earning asset as WHI elected to self fund margin accounts. The allocated net interest income included in this segment’s profitability was $391,000 ($241,000 after tax) in 2005 and $3,961,000 ($2,446,000 after tax) in 2004. Insured wealth management customer account balances on deposit at the Banks were $407.8 million, $390.1 million and $338.5 million at December 31, 2005, 2004 and 2003, respectively. However, rising short-term interest rates, coupled with the flattening of the yield curve, have temporarily diminished the contribution from these funds allocated to the wealth management segment. The increase in net interest income reported in 2004 compared to 2003 is due to the net interest income allocated to the segment from a higher level of non-interest bearing and interest-bearing account balances on deposit at the Banks. Additional funds deposited at the Banks in future periods in the insured bank deposits would be generated through internal growth of the existing balances on deposit. This segment recorded non-interest income of $36.6 million for 2005 as compared to $35.4 million for 2004 and $31.7 million in 2003. In 2005, WHI recognized a gain of $700,000 on the sale of its New York Stock Exchange seat as well as trading account gains of approximately $471,000 at WHI and Focused primarily from exchange equity securities. Win-trust is committed to growing the wealth management segment in order to better service its customers and create a more diversified revenue stream. Distribution of wealth management services through each bank subsidiary continues to be a focus of the Company as the number of brokers in its Banks continues to increase. An increased focus on the growth of managed assets, rather than transactional revenue will help stabilize this revenue source. The Company continues to focus on reducing the fixed cost structure of this segment to a variable cost structure. As a result of the lower level of allocated net interest income to the wealth management segment in 2005, this segment reported a net loss of $589,000 for 2005 compared to net income of $1.1 million for 2004 and $320,000 for 2003.

84	Wintrust Financial Corporation

ANALYSIS OF FINANCIAL CONDITION
The Company’s total assets were $8.18 billion at December 31, 2005, an increase of $1.76 billion, or 27%, when compared to the $6.42 billion at December 31, 2004. Total assets increased $1.67 billion, or 35%, in 2004 over the $4.75 billion at December 31, 2003. Loans increased $866 million in 2005, and $1.05 billion in 2004, representing the most significant component of the total asset growth in these years.
Interest-Earning Assets
The following table sets forth, by category, the composition of average earning assets and the relative percentage of each category to total average earning assets for the periods presented (dollars in thousands):

	Years Ended December 31,
	2005		2004		2003
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Loans:
Commercial and commercial real estate	$2,931,230	42%	$1,967,119	39%	$1,433,725	38%
Home equity	621,160	9	509,840	10	416,889	11
Residential real estate (1)	401,473	6	305,050	6	227,816	6
Premium finance receivables	847,970	12	798,970	16	634,000	17
Indirect consumer loans	195,697	3	177,352	4	169,893	4
Tricom finance receivables	36,599	1	26,501	—	24,434	1
Consumer and other loans	103,783	2	76,851	2	53,431	1

Total loans, net of unearned income (2)	5,137,912	75	3,861,683	77	2,960,188	78
Liquidity management assets (3)	1,738,725	25	1,108,891	22	785,894	21
Other earnings assets (4)	23,644	—	38,901	1	38,418	1

Total average earning assets	$6,900,281	100%	$5,009,475	100%	$3,784,500	100%

Total average assets	$7,587,602		$5,451,527		$4,116,618

Total average earning assets to total average assets		91%		92%		92%

(1)	Includes mortgage loans held-for-sale

(2)	Includes non-accrual loans

(3)	Includes available-for-sale securities, interest earning deposits with banks and federal funds sold and securities purchased under resale agreements

(4)	Includes brokerage customer receivables and trading account securities
Average earning assets increased $1.89 billion, or 38%, in 2005 and $1.22 billion, or 32%, in 2004. The ratio of average earning assets as a percent of total average assets decreased slightly to 91% in 2005 as compared to 92% in both 2004 and 2003.
Total average loans increased $1.28 billion, or 33%, in 2005, and $901.5 million, or 30%, in 2004. The increase in average loans was primarily funded by increases in deposits. The average loans to average deposits ratio decreased to 83.4% in 2005 from 87.7% in 2004 and 86.4% in 2003. The loan-to-deposit ratio for 2005 fell short of management’s target range of 85% — 90% as deposit growth at recently opened de novo branches was very strong and loan originations were slower than expected. Loan originations remained strong but were slower than expected as the Company has chosen not to compromise on underwriting and pricing standards when competing for loan balances.
Loans. Total loans at December 31, 2005 were $5.2 billion, increasing $866 million, or 20%, over the December 31, 2004 total of $4.3 billion. Average total loans, net of unearned income, totaled $5.1 billion in 2005, $3.9 billion in 2004 and $3.0 billion in 2003. Although slower than anticipated, significant and continued growth occurred during 2005 in commercial and commercial real estate, home equity and residential mortgages.
Average commercial and commercial real estate loans, the largest loan category, totaled $2.9 billion in 2005, and increased $964.1 million, or 49%, over the average balance in 2004. The average balance in 2004 increased $533.4 million, or 37%, over the average balance in 2003. This category comprised 57% of the average loan portfo-

2005 Annual Report	85

lio in 2005 and 51% in 2004. The solid growth realized in this category is attributable to acquisitions, increased business development efforts, a relatively low, but rising, interest rate environment and a continued healthy local economy.
Home equity loans averaged $621.2 million in 2005, and increased $111.3 million, or 22%, when compared to the average balance in 2004. This increase was mainly the result of acquisitions, increased line of credit usage and special marketing programs. Unused commitments on home equity lines of credit totaled $745.7 million at December 31, 2005, and $593.2 million at December 31, 2004.
Residential real estate loans averaged $401.5 million in 2005, and increased $96.4 million, or 32%, over the average balance in 2004. This category includes mortgage loans held-for-sale. By selling residential mortgage loans into the secondary market, the Company eliminates the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans, and provides a source of non-interest revenue. The remaining loans in this category are maintained within the Banks’ loan portfolios and represent mostly adjustable rate mortgage loans and shorter-term fixed rate mortgage loans.
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
Premium finance receivables are originated through FIFC. These receivables represent loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. All premium finance receivables originated by FIFC are subject to the Company’s credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums. Average premium finance receivables totaled $848.0 million in 2005, and accounted for 17% of the Company’s average total loans. Average premium finance receivables increased $49.0 million, or 6%, from the average balance of $799.0 million in 2004. The majority of the receivables originated by FIFC are sold to the Banks and retained in their loan portfolios. However, premium finance receivables are also sold to an unrelated third party with servicing retained. In 2005, FIFC sold approximately $562 million, or 21%, of the $2.7 billion of receivables originated in 2005 to an unrelated third party. See Consolidated Results of Operations for further information on these loan sales. Total premium finance loan originations were $2.7 billion, $2.6 billion and $2.3 billion in 2005, 2004 and 2003, respectively.
Indirect consumer loans are comprised primarily of automobile loans (92% of indirect portfolio) and to a lesser extent, boat loans, as a result of the State Bank of The Lakes acquisition in 2005. These loans are financed from a network of unaffiliated automobile and boat dealers located throughout the Chicago and southern Wisconsin metropolitan areas with which the Company has established relationships. Indirect auto loans, which are a majority of the indirect portfolio, are secured by new and used automobiles and generally have an original maturity of 36 to 72 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with the Company’s portfolios are diversified among many individual borrowers. Like other consumer loans, the indirect consumer loans are subject to the Banks’ established credit standards. Management regards substantially all of these loans as prime quality loans. Management continually monitors the dealer relationships to ensure the Banks are not dependent on any one dealer as a source of such loans. In 2005, the Company increased its volume of originations of auto loans through existing dealers and also added new dealer relationships as market conditions indicated it was prudent to do so, and expects the portfolio to grow in future periods depending on market conditions. During 2005, 2004 and 2003 average indirect consumer loans totaled $195.7 million, $177.4 million and $169.9 million, respectively.
Tricom finance receivables represent high-yielding short-term accounts receivable financing to Tricom’s clients in

86	Wintrust Financial Corporation

the temporary staffing industry located throughout the United States. These receivables may involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on the marketability of the collateral. The principal sources of repayments on the receivables are payments due to the borrowers from their customers who are located throughout the United States. The Company mitigates this risk by employing lockboxes and other cash management techniques to protect their interests. Typically, Tricom also provides value-added out-sourced administrative services to many of these clients, such as data processing of payrolls, billing and cash management services, which generate additional fee income. Average Tricom finance receivables were $36.6 million in 2005, $26.5 million in 2004 and $24.4 million in 2003. Higher sales volumes with Tricom’s current client base coupled with new client business has lead to the higher level of Tricom finance receivables in 2005, compared with 2004 and 2003.
Liquidity Management Assets. Funds that are not utilized for loan originations are used to purchase investment securities and short-term money market investments, to sell as federal funds and to maintain in interest-bearing deposits with banks. The balances of these assets fluctuate frequently based on deposit inflows, the level of other funding services and loan demand. Average liquidity management assets increased $629.8 million in 2005 compared to 2004, and $323.0 million in 2004 compared to 2003, as a result of increases in average deposits and other funding sources exceeding increases in average loans during these years.
Other earning assets. Average other earning assets includes trading account securities and brokerage customer receivables at WHI. These other earning assets averaged $23.6 million in 2005, a decrease of $15.3 million, or 39%, compared to the average 2004 balance of $38.9 million. In the normal course of business, WHI activities involve the execution, settlement, and financing of various securities transactions. These activities may expose WHI to risk in the event the customer is unable to fulfill its contractual obligations. WHI maintains cash and margin accounts for its customers, who are generally located in the Chicago, Illinois and Appleton, Wisconsin metropolitan areas of the Midwest. In the third quarter of 2005, WHI completed the conversion to an out-sourced securities clearing platform, and for approximately three months after conversion no brokerage customer receivables remained at WHI as they were receivables of the out-sourced securities clearing firm. During the fourth quarter of 2005 brokerage customer receivables were brought back as an earning asset as WHI elected to self fund margin accounts.
WHI’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, WHI, under an agreement with the out-sourced securities firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in customer accounts. In connection with these activities, WHI executes and the out-souced securities firm clears customer transactions relating to the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose WHI to off-balance-sheet risk, particularly in volatile trading markets, in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, WHI, under an agreement with the out-sourced securities firm, may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligations. WHI seeks to control the risks associated with its customers’ activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WHI monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.
Deposits and Other Funding Sources
The dynamics of community bank balance sheets are generally dependent upon the ability of management to attract additional deposit accounts to fund the growth of the institution. As the Banks and branch offices are still relatively young, the generation of new deposit relationships to gain market share and establish themselves in the community as the bank of choice is particularly important. When determining a community to establish a de novo bank, the Company generally will enter a community where it believes the new bank can gain the number one or two position in deposit market share. This is usually accomplished by initially paying competitively high deposit rates to gain the relationship and then by introducing the customer to the Company’s unique way of providing local banking services.
Deposits. During 2005 and 2004, the Company experienced significant growth in both the number of accounts and the balance of deposits primarily as a result of new branch openings, strong marketing efforts and the acquisitions of State Bank of The Lakes and First Northwest Bank in the first quarter of 2005 and Northview Bank and Town Bank in the third and fourth quarters, respectively, of 2004. Total deposits at December 31, 2005, were $6.7 billion, increasing $1.6 billion, or 32%, over the $5.1 billion at December 31, 2004.

2005 Annual Report	87

Average deposit balances in 2005 were $6.2 billion, reflecting an increase of $1.8 billion, or 40%, compared to the average balances in 2004. During 2004, average deposits increased $974.5 million, or 28%, compared to the prior year. The composition of the deposit base has remained relatively consistent over the last three years as evidenced by the average deposit balances and relative composition of each deposit category to total deposits as presented in the following table (dollars in thousands):

	Years Ended December 31,
	2005		2004		2003
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Non-interest bearing deposits	$592,879	9%	$400,333	9%	$321,735	9%
NOW accounts	699,323	11	481,759	11	376,257	11
Wealth management deposits	407,816	7	360,047	8	265,279	8
Money market accounts	657,788	11	528,831	12	437,114	13
Savings accounts	298,468	5	197,132	5	160,456	5
Time certificates of deposit	3,507,771	57	2,433,036	55	1,865,818	54

Total deposits	$6,164,045	100%	$4,401,138	100%	$3,426,659	100%

Wealth management deposits are funds from the brokerage customers of WHI, and the trust and asset management customers managed by Wayne Hummer Trust Company which have been placed into deposit accounts of the Banks (“Wealth management deposits” in table above). Consistent with reasonable interest rate risk parameters, the funds have generally been invested in loan production of the Banks as well as other investments suitable for banks.
Growth in the deposit base continues to be generated by each of the Banks. The following table presents average deposit balances by the Banks and the relative percentage of total average deposits held by each Bank during each of the past three years (dollars in thousands):

	Years Ended December 31,
	2005		2004		2003
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Lake Forest Bank	$947,014	15%	$827,063	19%	$775,836	23%
Hinsdale Bank	740,092	12	658,407	15	560,793	16
North Shore Bank	767,464	12	718,299	16	653,598	19
Libertyville Bank	662,330	11	527,179	12	447,391	13
Barrington Bank	653,509	11	543,401	12	455,172	13
Crystal Lake Bank	410,168	7	392,095	9	308,664	9
Northbrook Bank	554,717	9	280,514	6	192,364	6
Advantage Bank (1)	209,136	3	177,243	4	25,988	1
Village Bank (1) (2)	359,224	6	128,730	3	6,853	—
Beverly Bank (3)	83,285	1	25,151	1	—	—
Wheaton Bank (4)	94,194	2	64,324	2	—	—
Town Bank (4)	283,548	5	58,732	1	—	—
State Bank of The Lakes	399,364	6	—	—	—	—

Total deposits	$6,164,045	100%	$4,401,138	100%	$3,426,659	100%

Percentage increase from prior year		40%		28%		29%

(1)	For 2003, represents effect on consolidated average deposits from effective acquisition dates of October 1, 2003 for Advantage Bank and December 1, 2003 for Village Bank. At December 31, 2003, Advantage Bank had total deposits of $113.4 million and Village Bank had total deposits of $85.1 million.

(2)	For 2005, represents effect on consolidated average deposits from effective acquisition date of March 31, 2005 for First Northwest Bank, which was merged with Village Bank. At December 31, 2005, Village Bank had total deposits of $498.0 million.

(3)	For 2004, represents effect on consolidated average deposits from effective organization date of April 1, 2004 for Beverly Bank. At December 31, 2004, Beverly Bank had total deposits of $58.1 million.

(4)	For 2004, represents effect on consolidated average deposits from effective acquisition dates of September 30, 2004 for Wheaton Bank and October 1, 2004 for Town Bank. At December 31, 2004, Wheaton Bank had total deposits of $64.6 million and Town Bank had total deposits of $242.8 million.

88	Wintrust Financial Corporation

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
The composition of average other funding sources in 2005, 2004 and 2003 is presented in the following table (dollars in thousands):

	Years Ended December 31,
	2005		2004		2003
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Notes payable	$12,100	2%	$5,004	1%	$31,397	9%
Federal Home Loan Bank advances	333,108	43	222,278	40	141,196	41
Subordinated notes	50,000	7	50,000	9	41,849	12
Short-term borrowings — Banks	152,575	20	114,831	21	41,368	12
Wayne Hummer Companies funding	—	—	10,016	2	15,339	5
Long-term debt — trust preferred securities	217,983	28	130,830	23	70,248	20
Other	3,255	—	24,726	4	4,071	1

Total other funding sources	$769,021	100%	$557,685	100%	$345,468	100%

Notes payable balances represent the balances on a revolving credit agreement with an unaffiliated bank. This revolving credit line is available for corporate purposes such as to provide capital to fund continued growth at existing bank subsidiaries, possible future acquisitions and for other general corporate matters. The average balance of notes payable increased in 2005 as the Company used its revolving credit line as an interim source of funds for the cash consideration paid in connection with the acquisition of State Bank of The Lakes and First Northwest Bank. At December 31, 2005 and 2004, the Company had $1.0 million of notes payable outstanding. See Note 11 to the Consolidated Financial Statements for further discussion of the terms of this revolving credit facility.
FHLB advances provide the Banks with access to fixed rate funds which are useful in mitigating interest rate risk and achieving an acceptable interest rate spread on fixed rate loans or securities. FHLB advances to the Banks totaled $349.3 million at December 31, 2005, and $303.5 million at December 31, 2004. See Note 12 to the Consolidated Financial Statements for further discussion of the terms of these advances.
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
Short-term borrowings — Banks include securities sold under repurchase agreements and federal funds purchased. These borrowings totaled $93.5 million and $197.2 million at December 31, 2005 and 2004, respectively. Securities sold under repurchase agreements primarily represent sweep accounts for certain customers in connection with master repurchase agreements at the Banks. This funding category fluctuates based on customer preferences and daily liquidity needs of the Banks, their customers and the Bank’s operating subsidiaries.
Wayne Hummer Companies funding consists of collateralized demand obligations to third party banks that are used to finance securities purchased by customers on margin and securities owned by WHI, and demand obligations to brokers and clearing organizations. During the third quarter of 2004, WHI entered into a lending relationship with an affiliate bank to satisfy their funding needs. As a result, at December 31, 2004, there were no Wayne Hummer Company borrowings outstanding during 2005.
The Company has $230.5 million of long-term debt — trust preferred securities outstanding as of December 31,

2005 Annual Report	89

2005. This balance is comprised of issuances of these securities through nine separate trusts. The amounts reflected on the balance sheet represent the debentures issued to the trusts by the Company and equal the amount of the preferred and common securities issued by the trusts. The increases in the average balances in 2005 and 2004 compared to the respective prior year’s average balances were due to additional issuances of these debentures in the last three years. In 2003, $25.8 million of floating rate debentures were issued April and an additional $20.6 million in December. In 2004, the Company assumed $6.2 million of debentures in connection with the acquisition of Northview Financial Corporation, and in October 2004, assumed an additional $6.2 million in connection with the acquisition of Town Bancshares, Ltd. Also, in May and December 2004, the Company issued $41.2 million and $51.6 million, respectively, of these debentures. In March 2005, the Company assumed $5.2 million of debentures in connection with the acquisition of First Northwest Bancorp, Inc. In August 2005, the Company issued $41.2 million of floating rate debentures in connection with a private placement of the related trust-preferred securities to an institutional investor. The proceeds from this issuance were used in part to redeem at par $20.6 million of 10.5% fixed rate debentures that were originally issued in 2000. See Note 15 of the Consolidated Financial Statements for further discussion of the Company’s long-term debt — trust preferred securities.
Trust-preferred securities, subject to certain limitations, currently qualify as Tier 1 regulatory capital. Interest expense on the securities is deducible for tax purposes, resulting in a cost-efficient form of regulatory capital.
Shareholders’ Equity. Total shareholders’ equity was $627.9 million at December 31, 2005, and $473.9 million at December 31, 2004. In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common stock at $59.50 per share. In connection with the public offering the Company entered into a forward sale agreement relating to 1.2 million shares of its common stock. The use of the forward sale agreement allowed the Company to deliver common stock and receive cash at the Company’s election, to the extent provided by the forward sale agreement. This flexibility allowed a more timely and efficient use of capital resources. As anticipated, the Company issued approximately 1.0 million shares of common in March 2005 in partial settlement of the forward sale agreement and used the net proceeds of approximately $55.9 million to fund the cash portion of the purchase price of the acquisitions of Antioch Holding Company and First Northwest Bancorp, Inc. At December 31, 2005, the Company still had 200,000 shares of common stock available for issuance under the forward sale agreement. The settlement date of these remaining shares was extended to December 17, 2006. In March 2005, the Company issued approximately 600,000 shares of common stock, then valued at $30.0 million in connection with the acquisition of First Northwest Bancorp, Inc. During 2004, the Company issued approximately 1.0 million shares, valued at $59.9 million, in connection with the acquisitions of WestAmerica, Northview Financial Corporation and Town Bancshares, Ltd.
Asset-Liability Management
As a continuing part of its financial strategy, the Company attempts to manage the impact of fluctuations in market interest rates on net interest income. This effort entails providing a reasonable balance between interest rate risk, credit risk, liquidity risk and maintenance of yield. Asset-liability management policies are established and monitored by management in conjunction with the boards of directors of the Banks, subject to general oversight by the Risk Management Committee of the Company’s Board of Directors. The policies establish guidelines for acceptable limits on the sensitivity of the market value of assets and liabilities to changes in interest rates.
Interest rate risk arises when the maturity or repricing periods and interest rate indices of the interest earning assets, interest bearing liabilities, and derivative financial instruments are different. It is the risk that changes in the level of market interest rates will result in disproportionate changes in the value of, and the net earnings generated from, the Company’s interest earning assets, interest bearing liabilities and derivative financial instruments. The Company continuously monitors not only the organization’s current net interest margin, but also the historical trends of these margins. In addition, management attempts to identify potential adverse changes in net interest income in future years as a result of interest rate fluctuations by performing simulation analysis of various interest rate environments. If a potential adverse change in net interest margin and/or net income is identified, management would take appropriate actions with its asset-liability structure to mitigate these potentially adverse situations. Please refer to earlier sections of this discussion and analysis for further discussion of the net interest margin.
Since the Company’s primary source of interest bearing liabilities is customer deposits, the Company’s ability to manage the types and terms of such deposits may be somewhat limited by customer preferences and local competition in the market areas in which the Banks operate. The rates, terms and interest rate indices of the

90	Wintrust Financial Corporation

Company’s interest earning assets result primarily from the Company’s strategy of investing in loans and securities that permit the Company to limit its exposure to interest rate risk, together with credit risk, while at the same time achieving an acceptable interest rate spread.
One method utilized by financial institutions to manage interest rate risk is to enter into derivative financial instruments. A derivative financial instrument includes interest rate swaps, interest rate caps and floors, futures, forwards, option contracts and other financial instruments with similar characteristics. During the first and third quarters of 2005, the Company entered into interest rate swap agreements with an aggregate notional amount of $135 million and $40 million, respectively, that economically hedged $175 million of the Debentures related to the long-term debt — trust preferred securities. As of December 31, 2005, the Company had $231 million of interest rate swaps outstanding. See Note 21 of the Consolidated Financial Statements for further information.
During 2005 and 2004, the Company also entered into certain covered call option transactions related to certain securities held by the Company and put options against U.S. Treasury and agency securities deemed appropriate for the Banks’ investment portfolios. The Company uses these option transactions (rather than entering into other derivative interest rate contracts, such as interest rate floors) to increase the total return associated with the related securities. Although the revenue received from these options is recorded as non-interest income rather than interest income, the increased return attributable to the related securities from these options contributes to the Company’s overall profitability The Company’s exposure to interest rate risk may be effected by these transactions. To mitigate this risk, the Company may acquire fixed-rate term debt or use financial derivative instruments. There were no covered call or put options outstanding as of December 31, 2005 or December 31, 2004.
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

2005 Annual Report	91

The following table illustrates the Company’s estimated interest rate sensitivity and periodic and cumulative gap positions as of December 31, 2005:

	Time to Maturity or Repricing
	0-90	91-365	1-5	Over 5
(Dollars in thousands)	Days	Days	Years	Years	Total

Assets:
Federal funds sold and securities purchased under resale agreements	$183,229	—	—	—	183,229
Interest-bearing deposits with banks	12,240	—	—	—	12,240
Available-for-sale securities	276,153	380,644	576,726	565,861	1,799,384

Total liquidity management assets	471,622	380,644	576,726	565,861	1,994,853
Loans, net of unearned income (1)	3,338,356	846,733	912,864	201,903	5,299,856
Other earning assets	154,511	—	—	—	154,511

Total earning assets	3,964,489	1,227,377	1,489,590	767,764	7,449,220
Other non-earning assets	—	—	—	727,822	727,822

Total assets (RSA)	$3,964,489	1,227,377	1,489,590	1,495,586	8,177,042

Liabilities and Shareholders’ Equity:
Interest-bearing deposits (2)	$2,935,842	2,097,778	1,009,823	65,900	6,109,343
Federal Home Loan Bank advances	22,238	17,330	148,070	161,679	349,317
Notes payable and other borrowings	96,796	—	—	—	96,796
Subordinated notes	50,000	—	—	—	50,000
Long-term debt — trust preferred securities	192,118	—	6,330	32,010	230,458

Total interest-bearing liabilities	3,296,994	2,115,108	1,164,223	259,589	6,835,914
Demand deposits	—	—	—	620,091	620,091
Other liabilities	—	—	—	93,126	93,126
Shareholders’ equity	—	—	—	627,911	627,911

Effect of derivative financial instruments:
Interest rate swap (Company pays fixed, receives floating)	(200,000)	—	15,000	185,000	—
Interest rate swap (Company pays floating, receives fixed)	31,050	—	—	(31,050)	—

Total liabilities and shareholders’ equity including effect of derivative financial instruments (RSL)	$3,128,044	2,115,108	1,179,223	1,754,667	8,177,042

Repricing gap (RSA — RSL)	$836,445	(887,731)	310,367	(259,081)
Cumulative repricing gap	$836,445	(51,286)	259,081	—

Cumulative RSA/Cumulative RSL	127%	99%	104%
Cumulative RSA/Total assets	48%	63%	82%
Cumulative RSL/Total assets	38%	64%	79%

Cumulative GAP/Total assets	10%	(1)%	3%
Cumulative GAP/Cumulative RSA	21%	(1)%	4%

(1)	Loans, net of unearned income, include mortgages held-for-sale and nonaccrual loans.

(2)	Non-contractual interest-bearing deposits are subject to immediate withdrawal and, therefore, are included in 0-90 days.
While the gap position and related ratios illustrated in the table are useful tools that management can use to assess the general positioning of the Company’s and its subsidiaries’ balance sheets, it is only as of a point in time.

92	Wintrust Financial Corporation

As a result of the static position and inherent limitations of gap analysis, management uses an additional measurement tool to evaluate its asset-liability sensitivity that determines exposure to changes in interest rates by measuring the percentage change in net interest income due to changes in interest rates over a two-year time horizon. Management measures its exposure to changes in interest rates using many different interest rate scenarios. One interest rate scenario utilized is to measure the percentage change in net interest income assuming an instantaneous permanent parallel shift in the yield curve of 100 and 200 basis points, both upward and downward. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net interest income over a two-year time horizon due to changes in interest rates, at December 31, 2005 and December 31, 2004, is as follows:

	+ 200	+ 100	- 100	- 200
	Basis	Basis	Basis	Basis
	Points	Points	Points	Points

Percentage change in net interest income due to an immediate 200 basis point shift in the yield curve: (1)
December 31, 2005	1.4	1.1%	(3.9)%	(8.7)%
December 31, 2004	7.4	1.9%	(12.4)%	(10.3)%

(1)	Due to the low interest rate environment at December 31, 2004, the 200 basis point instantaneous permanent parallel shift downward in the yield curve impacted a majority of the rate sensitive assets by the entire 200 basis points, while certain interest-bearing deposits were already at their floor, or re-priced downward less than the full 200 basis points.
These results are based solely on an instantaneous permanent parallel shift in the yield curve and do not reflect the net interest income sensitivity that may arise from other factors, such as changes in the shape of the yield curve or the change in spread between key market rates. The above results are conservative estimates due to the fact that no management action to mitigate potential changes in net interest income are included in this simulation process. These management actions could include, but would not be limited to, delaying a change in deposit rates, extending the maturities of liabilities, the use of derivative financial instruments, changing the pricing characteristics of loans or modifying the growth rate of certain types of assets or liabilities.
The Company is fortunate that its business strategy provides a solid base to grow the deposit and loan portfolios. This growth in the balance sheet has helped fuel earnings growth despite low net interest margins. The Company also mitigates the net interest margin pressure by realizing mortgage banking fees and from covered call option transactions which in effect compensate for reduced levels of net interest income. Management actively monitors the relationships between growth, net interest income and other income to provide for earnings growth in a challenging interest rate environment.
Liquidity and Capital Resources
The Company and the Banks are subject to various regulatory capital requirements established by the federal banking agencies that take into account risk attributable to balance sheet and off-balance sheet activities. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly discretionary — actions by regulators, that if undertaken could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Federal Reserve’s capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum leverage ratio of Tier 1 Capital to total assets of 3.0% for strong bank holding companies (those rated a composite “1” under the Federal Reserve’s rating system). For all other bank holding companies, the minimum ratio of Tier 1 Capital to total assets is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. The following table summarizes the capital guidelines for bank holding companies, as well as the Company’s capital ratios as of December 31, 2005 and December 31, 2004.

			Wintrust's	Wintrust's
		Well	Ratios at	Ratios at
	Minimum	Capitalized	Year-end	Year-end
	Ratios	Ratios	2005	2004

Tier 1 Leverage Ratio	4.0%	5.0%	8.3%	8.4%
Tier 1 Capital to Risk-Weighted Assets	4.0%	6.0%	10.3%	9.8%
Total Capital to Risk-Weighted Assets	8.0%	10.0%	11.9%	12.2%
Total average equity-to-total average assets	N/A	N/A	8.0%	7.2%

As reflected in the table, each of the Company’s captial ratios at December 31, 2005, exceeded the well-capital-

2005 Annual Report	93

ized ratios established by the Federal Reserve. Refer to Note 19 of the Consolidated Financial Statements for further information on the capital positions of the Banks.
The Company’s principal sources of funds at the holding company level are dividends from its subsidiaries, borrowings on its revolving credit line with an unaffiliated bank, proceeds from the issuance of subordinated debt and proceeds from trust preferred securities offerings and additional equity offerings. Refer to Notes 11, 13, 15 and 23 of the Consolidated Financial Statements for further information on the Company’s notes payable, subordinated note, Trust Preferred Securities offerings and shareholders’ equity, respectively. The Company increased its regulatory capital by $113.0 million in 2005 and $160.2 million in 2004. Management is committed to maintaining the Company’s capital levels above the “Well Capitalized” levels established by the Federal Reserve for bank holding companies.
In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common stock at $59.50 per share. The offering was made under the Company’s current shelf registration statement filed with the Securities and Exchange Commission in October 2004. In connection with the public offering, the Company entered into a forward sale agreement with RBC relating to 1.2 million shares of our common stock. The Company’s objective with the use of the forward sale agreement was to efficiently provide funding for the acquisitions of Antioch and First Northwest and for general corporate purposes. The use of the forward sale agreement allows the Company to deliver common stock and receive cash at the Company’s election, to the extent provided by the forward sale agreement. Management believes this flexibility allows a more timely and efficient use of capital resources. In March 2005, the Company issued 1.0 million shares of common stock in partial settlement of the forward sale agreement and received net proceeds of approximately $55.9 million. See Note 23 of the Consolidated Financial Statements for further information.
Banking laws impose restrictions upon the amount of dividends that can be paid to the holding company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company’s revolving credit line agreement. At January 1, 2006, subject to minimum capital requirements at the Banks, approximately $75.8 million was available as dividends from the Banks without prior regulatory approval. However, since the Banks are required to maintain their capital at the well-capitalized level (due to the Company being approved as a financial holding company), funds otherwise available as dividends from the Banks are limited to the amount that would not reduce any of the Banks’ capital ratios below the well-capitalized level. At January 1, 2006, approximately $49.0 million was available as dividends from the Banks without compromising the Banks’ well-capitalized positions. During 2005, 2004 and 2003 the subsidiaries paid dividends to Wintrust totaling $45.1, $25.5 million and $5.5 million, respectively.
The Company declared its first semi-annual cash dividend on its common stock in 2000. A summary of the Company’s cash dividends on common stock is as follows:

Record	Payable	Cash Dividend
Date	Date	per share

February 10, 2000	February 24, 2000	$0.0333
August 10, 2000	August 24, 2000	0.0333
February 8, 2001	February 22, 2001	0.0467
August 9, 2001	August 23, 2001	0.0467
February 5, 2002	February 19, 2002	0.0600
August 6, 2002	August 20, 2002	0.0600
February 6, 2003	February 20, 2003	0.0800
August 6, 2003	August 20, 2003	0.0800
February 5, 2004	February 19, 2004	0.1000
August 10, 2004	August 24, 2004	0.1000
February 8, 2005	February 22, 2005	0.1200
August 9, 2005	August 23, 2005	0.1200
February 9, 2006	February 23, 2006	0.1400

The dividend payout ratio was 8.7% in 2005, 8.5% in 2004 and 8.1% in 2003. The Company continues to target an earnings retention ratio of approximately 90% to support continued growth. The dividends paid in 2005 represented a 20% increase over the dividends paid in 2004. Along those same lines, the semi-annual dividend declared in January 2006 represents (on an annualized basis) a 17% increase over 2005.
In January 2000, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 450,000 shares of common stock, from time to time, in open market or privately negotiated transactions. Through December 31, 2000, the Company repurchased a total of 363,450 shares at an average price of $10.63 per share. The shares repurchased pursuant to this buy-back program were reissued with the Company’s common stock offering in June 2001. No additional shares were repurchased during 2001, 2002, 2004 or 2005. During 2003, the Company repurchased 600 shares of com-

94	Wintrust Financial Corporation

mon stock and reissued these shares in connection with the exercise of stock options.
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
Core deposits are the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC. Core deposits are generally defined in the industry as total deposits less time deposits with balances greater than $100,000. Approximately 56% of the Company’s total assets were funded by core deposits at the end of 2005 compared to 57% at the end of 2004. The remaining assets were funded by other funding sources such as time deposits with balances in excess of $100,000, borrowed funds, and the capital of the Banks. Due to the affluent nature of many of the communities that the Company serves, management believes that many of its time deposits with balances in excess of $100,000 are also a stable source of funds.
Liquid assets refer to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 2005, net liquid assets totaled approximately $418.1 million, compared to approximately $92.6 million at December 31, 2004.
The Banks routinely accept deposits from a variety of municipal entities. Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At December 31, 2005 and 2004, the Banks had approximately $774.5 million and $626.6 million, respectively, of securities collateralizing such public deposits and other short-term borrowings. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.
The Company is not aware of any known trends, commitments, events, regulatory recommendations or uncertainties that would have any adverse effect on the Company’s capital resources, operations or liquidity.

2005 Annual Report	95

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The Company has various financial obligations, including contractual obligations and commitments, that may require future cash payments.
Contractual Obligations. The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the Consolidated Financial Statements.

		Payments Due In
	Note	One Year	1 - 3	3 - 5	Over
	Reference	or Less	Years	Years	5 Years	Total
	(in thousands)
Deposits (1)	10	$5,397,176	847,742	247,456	236,671	6,729,045
Notes payable	11	—	—	—	1,000	1,000
FHLB advances (1) (2)	12	34,950	37,439	65,442	211,249	349,080
Subordinated notes	13	—	—	—	50,000	50,000
Other borrowings	14	93,796	—	—	2,000	95,796
Long-term debt — trust preferred securities (1)	15	—	—	—	229,956	229,956
Operating leases	16	4,586	6,840	5,107	15,679	32,212
Purchase obligations (3)		22,609	10,783	5,935	115	39,442

(1)	Excludes basis adjustment for purchase accounting valuations.

(2)	Certain advances provide the FHLB with one-time call dates which are not reflected in the above table.

(3)	Purchase obligations presented above primarily relate to certain contractual obligations for services related to the construction of facilities, data processing and the outsourcing of certain operational activities.
The Company also enters into derivative contracts under which the Company is required to either receive cash from or pay cash to counterparties depending on changes in interest rates. Derivative contracts are carried at fair value representing the net present value of expected future cash receipts or payments based on market rates as of the balance sheet date. Because the derivative liabilities recorded on the balance sheet at December 31, 2005 do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above.
In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common stock at $59.50 per share. The offering was made under the Company’s current shelf registration statement filed with the Securities and Exchange Commission in October 2004. In connection with the public offering, the Company entered into a forward sale agreement with RBC relating to 1.2 million shares of its common stock. In March 2005, the Company issued 1.0 million shares of common stock in partial settlement of the forward sale agreement. Additionally, in December 2005 the Company entered into an amendment with RBC which extended the maturity date for the 200,000 shares of common stock subject to the forward sale agreement from December 17, 2005 until December 17, 2006. See Note 23 for further discussion on the forward sale agreement of the Company’s common stock.
Pending Business Combination. On December 5, 2005, Wintrust announced the signing of a definitive agreement to acquire Hinsbrook Bancshares, Inc. (“HBI”). HBI is the parent company of Hinsbrook Bank & Trust (“Hinsbrook Bank”) which has five Illinois banking locations in Willowbrook, Downers Grove, Darien, Glen Ellyn and Geneva. Hinsbrook Bank began operations as a de novo bank in 1987 and had total assets of approximately $500 million at December 31, 2005. It is anticipated that this transaction will close in the second quarter of 2006.

96	Wintrust Financial Corporation

Commitments. The following table presents a summary of the amounts and expected maturities of significant commitments as of December 31, 2005. Further information on these commitments is included in Note 20 of the Consolidated Financial Statements.

	One Year	1 - 3	3 - 5	Over
	or Less	Years	Years	5 Years	Total
	(in thousands)
Commitment type:
Commercial, commercial real estate and construction	$1,033,066	259,954	48,464	14,702	1,356,186
Residential real estate	103,534	—	—	—	103,534
Revolving home equity lines of credit	745,693	—	—	—	745,693
Letters of credit	54,586	17,998	21,842	2,098	96,524
Commitments to sell mortgage loans	186,350	—	—	—	186,350

Contingent Liabilities. In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2005, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $260.6 million and the recourse obligation was $240,000 and included in other liabilities on the balance sheet.
The Company enters into residential mortgage loan sale agreements with investors in the normal course of business. These agreements usually require certain representations concerning credit information, loan documentation, collateral and insurability. On occasion, investors have requested the Company to indemnify them against losses on certain loans or to repurchase loans which the investors believe do not comply with applicable representations. Upon completion of its own investigation, the Company generally repurchases or provides indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale. Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided and regularly evaluates the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. At December 31, 2005 the liability for estimated losses on repurchase and indemnification was $310,000 and was included in other liabilities on the balance sheet.

2005 Annual Report	97

CREDIT RISK AND ASSET QUALITY
Allowance for Credit Losses
The following table summarizes the activity in the allowance for credit losses during the last five years (dollars in thousands):

	2005	2004	2003	2002	2001

Allowance for loan losses at beginning of year	$34,227	25,541	18,390	13,686	10,433
Provision for credit losses	6,676	6,298	10,999	10,321	7,900
Allowance acquired in business combinations	4,792	5,110	1,602	—	—
Reclassification to allowance for lending-related commitments	(491)	—	—	—	—

Charge-offs:
Commercial and commercial real estate loans	3,252	2,356	2,382	1,677	984
Home equity loans	88	—	358	—	25
Residential real estate loans	198	—	—	3	34
Consumer and other loans	363	204	222	294	34
Premium finance receivables	2,067	1,852	2,558	3,680	3,062
Indirect consumer loans	555	425	937	925	1,080
Tricom finance receivables	—	33	—	10	103

Total charge-offs	6,523	4,870	6,457	6,589	5,322

Recoveries:
Commercial and commercial real estate loans	527	1,148	339	314	163
Home equity loans	—	6	39	—	72
Residential real estate loans	—	—	13	—	—
Consumer and other loans	243	104	40	26	1
Premium finance receivables	677	738	399	456	245
Indirect consumer loans	155	152	173	150	194
Tricom finance receivables	—	—	4	26	—

Total recoveries	1,602	2,148	1,007	972	675

Net charge-offs	(4,921)	(2,722)	(5,450)	(5,617)	(4,647)

Allowance for loan losses at end of year	$40,283	34,227	25,541	18,390	13,686

Allowance for lending-related commitments at end of year	491	—	—	—	—

Allowance for credit losses at end of year	$40,774	34,227	25,541	18,390	13,686

Net charge-offs (recoveries) by category as a percentage of its own respective category’s average:
Commercial and commercial real estate loans	0.09%	0.06%	0.14%	0.12%	0.10%
Home equity loans	0.01	—	0.08	—	(0.02)
Residential real estate loans	0.05	—	(0.01)	—	0.02
Consumer and other loans	0.12	0.13	0.34	0.44	0.05
Premium finance receivables	0.16	0.14	0.34	0.70	0.79
Indirect consumer loans	0.20	0.15	0.45	0.42	0.46
Tricom finance receivables	—	0.12	(0.02)	(0.08)	0.55

Total loans, net of unearned income	0.10%	0.07%	0.18%	0.24%	0.26%

Net charge-offs as a percentage of the provision for credit losses	73.71%	43.22%	49.55%	54.42%	58.82%

Year-end total loans	$5,213,871	4,348,346	3,297,794	2,556,086	2,018,479
Allowance for loan losses as a percentage of loans at end of year	0.77%	0.79%	0.77%	0.72%	0.68%
Allowance for credit losses as a percentage of loans at end of year	0.78%	0.79%	0.77%	0.72%	0.68%

98	Wintrust Financial Corporation

Management believes that the loan portfolio is well diversified and well secured, without undue concentration in any specific risk area. Loan quality is continually monitored by management and is reviewed by the Banks’ Boards of Directors and their Credit Committees on a monthly basis. Independent external reviews of the loan portfolio are provided by the examinations conducted by regulatory authorities and an independent loan review performed by an entity engaged by the Board of Directors. The amount of additions to the allowance for loan losses, which is charged to earnings through the provision for credit losses, is determined based on management’s assessment of the adequacy of the allowance for loan losses. Management evaluates on a monthly basis a variety of factors, including actual charge-offs during the year, historical loss experience, delinquent and other potential problem loans, and economic conditions and trends in the market area in assessing the adequacy of the allowance for loan losses.
The allowance for loan losses as a percentage of total loans at December 31, 2005 and 2004 was 0.77% and 0.79%, respectively. As a percent of average total loans, total net charge-offs for 2005 and 2004 were 0.10% and 0.07%, respectively. While management believes that the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that future losses will not exceed the amounts provided for, thereby affecting future earnings. During the fourth quarter of 2005, the Company reclassified a portion of its allowance for loan losses to a separate liability account. The reclassification totaled $491,000 and represents the portion of the allowance for loan losses that was associated with lending-related commitments, specifically unfunded loan commitments and letters of credit. The allowance for loan losses is a reserve against loan amounts that are actually funded and outstanding while the allowance for lending-related commitments relates to certain amounts that the Company is committed to lend but for which funds have not yet been disbursed. The allowance for credit losses is comprised of the allowance for loan losses and the allowance for lending-related commitments. In future periods, the provision for credit losses may contain both a component related to funded loans (provision for loan losses) and a component related to lending-related commitments (provision for unfunded loan commitments and letters of credit).
In 2004, the Company refined its methodology for determining certain elements of the allowance for loan losses. This refinement resulted in allocation of the entire allowance to specific loan portfolio groupings. The Company maintains its allowance for loan losses at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of Problem Loan Report loans and actual loss experience, industry concentration, geographical concentrations, levels of delinquencies, historical loss experience including an analysis of the seasoning of the loan portfolio, changes in trends in risk ratings assigned to loans, changes in underwriting standards and other pertinent factors, including regulatory guidance and general economic conditions. The allowance for loan losses also includes an element for estimated probable but undetected losses and for imprecision in the credit risk models used to calculate the allowance. The methodology used in 2004 refined the process so that this element was calculated for each loan portfolio grouping. In prior years, this element of the allowance was associated with the loan portfolio as a whole rather than with a specific loan portfolio grouping. The Company reviews Problem Loan Report loans on a case-by-case basis to allocate a specific dollar amount of reserves, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial, commercial real estate, residential real estate, home equity, premium finance receivables, indirect consumer, Tricom finance receivables and consumer. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. The allowance for lending-related commitments is computed using a methodology similar to that used to determine the allowance for loan losses. Loan losses are charged off against the allowance, while recoveries are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted on a monthly basis.
The allowance for loan losses as of December 31, 2005, increased $6.1 million to $40.3 million from December 31, 2004, primarily due to $4.8 from acquired institutions coupled with internal growth, primarily in the commercial and commercial real estate portfolio. The increase was partially offset by the $491,000 reclassification of the allowance for lending-related commitments discussed above. The commercial and commercial real estate portfolios and the premium finance portfolio have traditionally experienced the highest level of charge-offs by the Company, along with the losses related to the indirect consumer portfolio.

2005 Annual Report	99

Commercial and commercial real estate loans represent the largest loan category in the Company’s loan portfolio, accounting for 61% of total loans at December 31, 2005. Net charge-offs in this category totaled $2.7 million, or 0.09% of average loans in this category in 2005, and $1.2 million, or 0.06% of average loans in this category in 2004.
Premium finance receivable net charge-offs for the year ended December 31, 2005 totaled $1.4 million as compared to $1.1 million in 2004. Net charge-offs were 0.16% of average premium finance receivables in 2005 versus 0.14% in 2004. As noted in the next section of this report, non-performing premium finance receivables as a percent of total premium finance receivables were 1.40% at December 31, 2005 and 1.46% at December 31, 2004.
Indirect consumer loan net charge-offs increased to $400,000 in 2005 compared to $273,000 in 2004. Net charge-offs as a percentage of average indirect consumer loans were 0.20% in 2005 and 0.15% in 2004.
Past Due Loans and Non-performing Assets
The following table classifies the Company’s non-performing assets as of December 31 for each of last five years. The information in the table should be read in conjunction with the detailed discussion following the table (dollars in thousands):

	2005	2004	2003	2002	2001

Loans past due greater than 90 days and still accruing:
Residential real estate and home equity	$159	—	—	32	168
Commercial, consumer and other	1,898	715	1,024	3,047	1,059
Premium finance receivables	5,211	3,869	3,439	2,198	2,402
Indirect consumer loans	228	280	313	423	361
Tricom finance receivables	—	—	—	—	—

Total loans past due greater than 90 days and still accruing	7,496	4,864	4,776	5,700	3,990

Non-accrual loans:
Residential real estate and home equity	457	2,660	3,217	711	1,385
Commercial, consumer and other	11,712	3,550	9,646	1,132	1,180
Premium finance receivables	6,189	7,396	5,994	4,725	5,802
Indirect consumer loans	335	118	107	254	496
Tricom finance receivables	—	—	—	20	104

Total non-accrual	18,693	13,724	18,964	6,842	8,967

Total non-performing loans:
Residential real estate and home equity	616	2,660	3,217	743	1,553
Commercial, consumer and other	13,610	4,265	10,670	4,179	2,239
Premium finance receivables	11,400	11,265	9,433	6,923	8,204
Indirect consumer loans	563	398	420	677	857
Tricom finance receivables	—	—	—	20	104

Total non-performing loans	26,189	18,588	23,740	12,542	12,957

Other real estate owned	1,400	—	368	76	100

Total non-performing assets	$27,589	18,588	24,108	12,618	13,057

Total non-performing loans by category as a percent of its own respective category’s year end balance:
Residential real estate and home equity	0.07%	0.32%	0.48%	0.14%	0.39%
Commercial, consumer and other	0.42	0.17	0.63	0.30	0.21
Premium finance receivables	1.40	1.46	1.26	1.50	2.36
Indirect consumer loans	0.28	0.23	0.24	0.38	0.47
Tricom finance receivables	—	—	—	0.10	0.57

Total non-performing loans	0.50%	0.43%	0.72%	0.49%	0.64%

Total non-performing assets as a percentage of total assets	0.34%	0.29%	0.51%	0.34%	0.48%

Allowance for loan losses as a percentage of non-performing loans	153.82%	184.13%	107.59%	146.63%	105.63%

100	Wintrust Financial Corporation

Non-performing Residential Real Estate and Home Equity
The non-performing residential real estate and home equity loans totaled $616,000 at December 31, 2005. The balance declined $2.0 million from December 31, 2004. Each non-performing credit is well secured and in the process of collection. Management believes that the current reserves against these credits are appropriate to cover any potential losses.
Non-performing Commercial, Consumer and Other
The commercial, consumer and other non-performing loan category totaled $13.6 million as of December 31, 2005. The balance in this category increased $9.3 million from December 31, 2004. Management believes that the current reserves against these credits are appropriate to cover any potential losses.
Non-performing Premium Finance Receivables
The table below presents the level of non-performing premium finance receivables as of December 31, 2005 and 2004, and the amount of net charge-offs for the years then ended.

	2005	2004

Non-performing premium finance receivables	$11,400	$11,265
- as a percent of premium finance receivables outstanding	1.40%	1.46%
Net charge-offs of premium finance receivables	$1,390	$1,114
- annualized as a percent of average premium finance receivables	0.16%	0.14%

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
The ratio of non-performing premium finance receivables fluctuates throughout the year due to the nature and timing of canceled account collections from insurance carriers. Due to the nature of collateral for premium finance receivables, it customarily takes 60-150 days to convert the collateral into cash collections. Accordingly, the level of non-performing premium finance receivables is not necessarily indicative of the loss inherent in the portfolio. In the event of default, Wintrust has the power to cancel the insurance policy and collect the unearned portion of the premium from the insurance carrier. In the event of cancellation, the cash returned in payment of the unearned premium by the insurer should generally be sufficient to cover the receivable balance, the interest and other charges due. Due to notification requirements and processing time by most insurance carriers, many receivables will become delinquent beyond 90 days while the insurer is processing the return of the unearned premium. Interest continues to accrue until maturity as the unearned premium is ordinarily sufficient to pay-off the outstanding balance and contractual interest due.
Non-performing Indirect Consumer Loans
Total non-performing indirect consumer loans were $563,000 at December 31, 2005, compared to $398,000 at December 31, 2004. The ratio of these non-performing loans to total indirect consumer loans was 0.28% at December 31, 2005 compared to 0.23% at December 31, 2004. As noted in the Allowance for Credit Losses table, net charge-offs as a percent of total indirect consumer loans were 0.20% for the year ended December 31, 2005 compared to 0.15% in the same period in 2004. The level of nonperforming and net charge-offs of indirect consumer loans continues to be below standard industry ratios for this type of lending.
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
Credit Quality Review Procedures
The Company utilizes a loan rating system to assign risk to loans and utilizes that risk rating system to assist in developing an internal problem loan identification system (“Problem Loan Report”) as a means of reporting non-performing and potential problem loans. At each scheduled meeting of the Boards of Directors of the Banks and the Wintrust Risk management Committee, a Problem Loan Report is presented, showing all loans that are non-performing and loans that may warrant additional monitoring. Accordingly, in addition to those loans disclosed under “Past Due Loans and Non-performing Assets,” there are certain loans in the portfolio which management has identified, through its Problem Loan Report, which exhibit a higher than normal credit risk. These Problem Loan Report credits are reviewed individually by

2005 Annual Report	101

management to determine whether any specific reserve amount should be allocated to each respective credit. However, these loans are still performing and, accordingly, are not included in non-performing loans. Management’s philosophy is to be proactive and conservative in assigning risk ratings to loans and identifying loans to be on the Problem Loan Report. The principal amount of loans on the Company’s Problem Loan Report (exclusive of those loans reported as non-performing) as of December 31, 2005 and December 31, 2004, was approximately $75.9 million and $62.6 million, respectively. The year-over-year increase is primarily a result of the acquisitions of State Bank of The Lakes and First Northwest Bank. We believe these loans are performing and, accordingly, do not cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.
Loan Concentrations
Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 2005, except for loans included in the premium finance operating segment.
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

102	Wintrust Financial Corporation

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of federal securities laws. Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate,” “possible,” and “point.” The forward-looking information is premised on many factors, some of which are outlined below. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to the Company’s projected growth, anticipated improvements in earnings, earnings per share and other financial performance measures, and management’s long-term performance goals, as well as statements relating to the anticipated effects on financial results of condition from expected developments or events, the Company’s business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and to open new branch offices, and to pursue additional potential development or acquisition of banks, wealth management entities or specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements due to factors such as changes in economic conditions, competition, or other factors that may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing, unanticipated changes in interest rates that negatively impact net interest income, lower than anticipated residential mortgage loan originations, future events that may cause unforeseen loan or lease losses, slower than anticipated development and growth of Tri-com and the trust and investment business, unanticipated changes in the temporary staffing industry, the ability to adapt successfully to technological changes to compete effectively in the marketplace, competition and the related pricing of brokerage and asset management products, unforeseen difficulties in integrating the acquisitions of Advantage National Bancorp, Inc., Village Ban-corp, Inc., WestAmerica Mortgage Company, Guardian Real Estate Services, Inc., Northview Financial Corporation, Town Bankshares, Ltd., Antioch Holding Company and First Northwest Bancorp, Inc. with Wintrust and the pending acquisition of Hinsbrook Bancshares, Inc., the ability to pursue additional acquisition and expansion strategies and the ability to attract and retain experienced senior management. Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements. The reader is cautioned not to place undue reliance on any forward looking statement made by or on behalf of Wintrust. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. Wintrust does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Persons are advised, however, to consult any further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

2005 Annual Report	103

This page intentionally left blank.

104	Wintrust Financial Corporation

Leadership — Directors & Officers

Wintrust Financial Corporation

Directors
Allan E. Bulley, Jr.
Peter D. Crist
Bruce K. Crowther
Joseph F. Damico
Bert A. Getz, Jr.
John S. Lillard (Chairman)
James B. McCarthy
Albin F. Moschner
Thomas J. Neis
Hollis W. Rademacher
J. Christopher Reyes
John J. Schornack
Ingrid S. Stafford
Edward J. Wehmer
Executive Officers
Edward J. Wehmer
President & Chief Executive Officer
David A. Dykstra
Senior Executive Vice President &
Chief Operating Officer
James H. Bishop
Executive Vice President
Lloyd M. Bowden
Executive Vice President/Technology
James F. Duca, II
Executive Vice President/Wealth
Management
John S. Fleshood
Executive Vice President/Risk
Management
Randolph M. Hibben
Executive Vice President
Robert F. Key
Executive Vice President/Marketing
Richard B. Murphy
Executive Vice President &
Chief Credit Officer
David L. Stoehr
Executive Vice President &
Chief Financial Officer
Officers
David J. Galvan
Barbara A. Kilian
John S. Reagan
Michael J. Brown
Michael A. Cherwin
Matthew E. Doubleday
Jeffrey D. Hahnfeld
George J. Kaiser, III
Raj V. Nagarajan
Richard J. Pasminski
Jay P. Ross
Philip M. Sheridan
Jolanta K. Slusarski
T. Tolbert Chisum
Cynthia A. Boisvert
Arlene D. Hybl
Richard J. Jankiewicz
Paul R. Johnson
Deanne A. Korenchan
Patricia L. Pappas
Helene A. Torrenga
Catherine W. Biggam
Peter Fidler
Michael J. Guenther
Grant A. Haughton
Kara F. Kenny
Keli S. Leaf
Michael C. Limjoco
Shawn Mathie
Susana Meza
Jaimelito Oranga
Wendy Schenker
Scott D. Weichle
Matthew Woods
Lake Forest Bank & Trust Company

Directors
Jack Frigo
Harry Griffith
Randolph M. Hibben
Howard Kerr
Frances H. Krasnow
Robert T.E. Lansing
John S. Lillard
Frank Mariani
John J. Meierhoff
Albin F. Moschner (Honorary)
Joseph Pasquesi
Hollis W. Rademacher
Alison P. Ranney
J. Christopher Reyes (Honorary)
Ellen Stirling
Edward J. Wehmer (Advisory)
John Wineman
Maurice F. Dunne, Jr. (Emeritus)
Francis Farwell (Emeritus)
Eugene Hotchkiss (Emeritus)
Moris T. Hoversten (Emeritus)
Executive Officers
Randolph M. Hibben
Chairman & Chief Executive Officer
John J. Meierhoff
President
Rachele L. Wright
President-Bank of Highwood-Fort
Sheridan
Mary Beth Jones
President-West Lake Forest
Sandra S. McCraren
President-Highland Park Bank & Trust
Kurt K. Prinz
Executive Vice President/Senior Lending Officer
Loans
Stephen L. Madden
Carol Pumphrey-Kenny
Jan L. Constantine
Caryn A. Levy
Thomas J. Littau
Stephen A. Milota
Christopher P. Mosbarger
Janice C. Nelson
Laura Cascarano
Lori B. Christensen
Lori T. Higgins
Michelle N. Parnell
Gina M. Stec
Christopher B. Baker
Kimberly L. Greenfield
Todd K. Grubich
April T. Jensen
Patricia M. McNeilly
Jacqueline M. Poland
Susan J. Potash
Timothy J. Wurpts
Monica L. Kaminski
Susan L. Zbilkowski
Personal Banking
Lynn Van Cleave
Dennis Carani
Thomas B. Groth
Twila D. Hungerford
Judy C. Moloney
Amy E. Boyle
Piera Dallabattista
Sitha Bouy
Michele A. Gerdes
Elizabeth A. Krumrey
Barbara R. Kubas

2005 Annual Report	105

Christina R. Martoccio
Shilpa R. Patel
Operations/Finance/Other
Mary Ann Gannon
Kelly A. Breasbois
Richard J. Pasminski
Kathleen E. Bickmore
Margaret M. Zacher
Andrea Levitt
Jo Marie Loesch
Debra F. Nicholas
Carolyn P. Szymanski
Compliance/Audit
Mary Brown
Hinsdale Bank & Trust Company

Directors
Richard Bruder
Peter D. Crist
Donald Gallagher
Elise Grimes
Robert D. Harnach
Dennis J. Jones
Douglas J. Lipke (Special Advisor)
James B. McCarthy
James P. McMillin
Richard B. Murphy
Bill Neustadt
Margaret O’Brien Stock
Hollis W. Rademacher
Ralph J. Schindler
Robert Thompson
Edward J. Wehmer (Advisory)
Frank J. Murnane, Sr. (Emeritus)
Executive Officers
Dennis J. Jones
Chairman & Chief Executive Officer
Richard B. Murphy
Vice Chairman
Richard J. Mahoney
President
Roberta L. Head
President-Riverside Bank
David J. LaBrash
President-Clarendon Hills Bank
Stephen C. Pleimling
President-The Community Bank of
Western Springs
Michael G. Busse
President-Community Bank of
Downers Grove
Compliance
Cora Mae Corley
Loans
Debra Barrows
Jason N. Bledsoe
Lisa Callahan
John Carbone
Maria Chialdikis
Mark Connelly
Edward J. Farrell
Michael Gamble
Pat L. Gray
Mark Hale
Charlotte Hunt
Mark Kempe
Angela Lagerman
Robert D. Meyrick
Kevin Mitzit
Timothy S. Murphy
Kathy R. Oergel
Kay M. Olenec
Cheryl Pisapia-DuBose
Norman Pizzotti
Lori C. Ritzert
Betsy Russo
Larry Sokolski
Richard J. Stefanski
Patricia Uidl
Jeffrey Wambold
Personal Banking/Operations
Gina Anderson
Natalie Brod
Esther Cook
Kim E. Fernandez
Carol E. Franzo
Michelle Green
Karen Heavner
Lynn Hild
Michelle Mathieson
Patricia A. Mayo
Nancy Moskus
Rhonda Mullen
Eileen Nolan
Janet Pleimling
Elizabeth D. Reis
Esther Scott
Rhonda M. Sippel
Finance & Accounting
Michelle A. Kennedy
North Shore Community Bank & Trust Company

Directors
Gilbert W. Bowen
Gary A. Breidenbach
Allan E. Bulley, Jr.
T. Tolbert Chisum
Thomas J. Dammrich
John W. Haben
H. Patrick Hackett, Jr. (Advisory)
Randolph M. Hibben
Gayle Inbinder
Donald F. Krueger
Thomas J. McCabe
Marguerite Savard McKenna
Donald L. Olson
Hollis W. Rademacher
John J. Schornack
Ingrid S. Stafford
Edward J. Wehmer (Advisory)
Stanley R. Weinberger
Richard J. Witry
Executive Officers
Randolph M. Hibben
Chairman
Gary A. Breidenbach
President & Chief Executive Officer
Donald F. Krueger
Executive Vice President &
Chief Operating Officer
James L. Sefton
Executive Vice President/Senior
Credit Officer
Lauretta M. Burke
President-Skokie
Catherine B. Pratt
President-Wilmette
John S. Sneed
President-Sauganash
Robert Taubenheim
President-Winnetka
Loans
William Gates
Gunnar N. Maehl

106	Wintrust Financial Corporation

Ann T. Tyler
Richard Chan
Romelia Lemus
Steve Bailen
Jaki Pearl
Nancy Krueger
Sandra Graham
Residential Real Estate
Mark A. Stec
Daniel Carini
Mary Carol Gavula
Heidi Hillenbrand
Betsy Hohman
Personal Banking
Michael T. Donnelly
Dennis Hammer
Leslie A. Niemark
Cyndy Crider
Elissa Blumenfeld
John Bodel
Colin Chapman
Kathryn Gallagher
Eric I. Jordan
Pamela Leibsohn
Diane Schwartz
David Sweeney
Mi Balderas
Angela Bentley
Beatrice Borre
Caprice Lindsay
Melissa O’Malley
Kimberly Swider
Finance/Operations
John A. Barnett
Jennifer A. Kocour
Angelica Escobar
Karin Jacobson
J. Robert Marrs
Libertyville Bank & Trust Company

Directors
Neville Carr
Bert Carstens
Joseph F. Damico (Advisory)
David A. Dykstra
Bert A. Getz, Jr.
Donald Gossett
Jeffrey Harger
Richard Nakon
William Newell
Hollis W. Rademacher
John N. Schaper
Jane Stein
Jack Stoneman
Edward J. Wehmer (Advisory)
Edward Werdell
Executive Officers
Bert Carstens
Chairman & Chief Executive Officer
Edward Werdell
President & Chief Operating Officer
Sybil Schecter-Kelly
President-Mundelein Community Bank
Deborah Hudson
President-Lake Villa Community Bank
Crystal McClure
President-Wauconda Community
Bank
Bradley Nickerson
President-Gurnee Community Bank
Brian Mikaelian
Executive Vice President/
Commerical Banking
Sharon Worlin
Executive Vice President/
Personal Banking
Commercial Banking
William Westerman
Betty Berg
John Brennan
Michael Buchert
David Hostman
Victor Krumm
Michael Murphy
Randolph Webster
Barbra Meyer
Michael Deney
Christian Gere
Samuel Papin
Deborah Weber
Personal Banking
Ursula Schuebel
Karen Bouas
Bea Freeman
Catherine Hassenauer
Deborah Motzer
Barbara Nelson-Kick
Karen Schmidt
Angela Atterberry
Irene Huff
Cindy Tysland
Rachel Vincent
Mary Schumacher
Christine Losik
Michael Barbini
Operations/Finance/Other
Lynn Wiacek
Joan DeRango
Emylene Adriano
Janet Ash
Joy Barroso
Michele Berg
Bruce Greenberg
Maria Hurtado
Drew Kriston
Lawrence Johnson
Joyce Riley
Judith Whitt
Tracy Rose
Barrington Bank & Trust Company, N.A.

Directors
James H. Bishop
Raynette Boshell
Michael J. Cassady
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Kathleen R. Horne
Peter Hyland
Carol M. Nelson
Sam Oliver
Hollis W. Rademacher
Peter P. Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Jon C. Stickney
Charles VanFossan
Edward J. Wehmer (Advisory)
Tim Wickstrom
Executive Officers
W. Bradley Stetson
Chairman & Chief Executive Officer
James H. Bishop
Vice Chairman
Jon C. Stickney
President

2005 Annual Report	107

Michael P. McEllen
Executive Vice President/
Senior Loan Officer
Linda J. Schiff
Senior Vice President/Lending & President-Community Advantage
Georgeanna Mehr
President-Hoffman Estates
Community Bank
Robert J. Shanahan
Senior Vice President/Lending &
President-Palatine Bank & Trust
Loans
Marilynn M. Williams
John D. Haniotes
Burke A. Groom
Richard F. Wokoun
Charlotte Neault
Peter J. Santangelo
Victor J. Galati
Stacey Adams
Janet Huffman
Karen G. Smith
Kathy E. Zuniga
William Knapik
Jon Mariano
Ellen Mooney
Shawn Kelly
Personal Banking
Bridget Witt
Afroze Rahman
Christine M. Sherman
Lana A. Smart
Kim A. Mackey
Mary J. Tribuzio
Sophia Delgado
Nicole Knapik
Nidhi Arya
Andy Murphy
Jeffery Helms
Finance
James Weiler
Peter Sesin
Operations
Jane M. Cook
Patricia Mitchell
CRA/Compliance
April Locander
Crystal Lake Bank & Trust Company, N.A.

Directors
D. Scott Brown
Ronald Bykowski
David A. Dykstra
Donald Franz
John W. Fuhler
Diana Kenney
Dorothy M. Mueller
Thomas J. Neis
Anthony Pintozzi Jr.
Ormel J. Prust
Hollis W. Rademacher
Candy Reedy
Nancy Riley
Robert Robinson
James N. Thorpe
Edward J. Wehmer (Advisory)
Henry L. Cowlin (Emeritus)
Executive Officers
James N. Thorpe
President & Chief Executive Officer
Kevin W. Myers
Senior Vice President/Senior Lending
Officer
Pam Umbarger
Senior Vice President/Operations
Joseph L. McVicker
President-Cary Bank & Trust
Philip R. Oeffling
President-McHenry Bank & Trust
Ormel J. Prust
Executive Vice President-McHenry
Bank & Trust
David E. Ward
President-Algonquin Bank & Trust
Loans
Mark J. Peteler
Terrence W. Carroll
Brian R. Fowler
Rosemarie Smith
Personal Banking
Pamela L. Bialas
Karen Baker
Marybeth Barron
M. Catherine Druml
Operations/Finance
David H. Swislow
Linda VanEvery
Northbrook Bank & Trust Company

Directors
Patrick J. Caruso
Daniel E. Craig
Rockwood S. Edwards
Joel S. Garson
Randolph M. Hibben
Amy C. Kurson
David P. Masters
Hollis W. Rademacher
Penelope J. Randel
Blair K. Robinson
Richard C. Rushkewicz
Todd W. Stetson
Edward J. Wehmer (Advisory)
Executive Officers
Richard C. Rushkewicz
Chairman & Chief Executive Officer
Blair K. Robinson
President
David P. Masters
Executive Vice President/
Senior Lending Officer
Jeffrey M. Thoelecke
Executive Vice President
Edward W. Bettenhausen
Senior Vice President
Kenneth E. Tremaine
Senior Vice President
Michael S. Abruzzini
President-Buffalo Grove Bank & Trust
Timothy McGrouary
Chief Financial Officer
Loans
William C. Cella
Joseph Frenzel
Kathryn A. Nellis
Kooi Lin Chaddah
John P. Durning
Susan Knight
“Burt” Miller
Ryan Reigle

108	Wintrust Financial Corporation

Personal Banking
Mark J. Babicz
Martha Marra
Mickey Dunton
Armineh Madroosian
Marla S. Giblichman
Ann Johnson
Patricia A. Klingeman
Nina Spektor
Chris Kaiser
Dee Santucci
Compliance
Mary K. Hilbert
Finance
Erich Laumer
Operations
Glen W. Couchman
Corinne Dania
Betty L. Wilk
Rocio Castrejon
Beverly Bank & Trust Company, N.A.

Directors
Elnora D. Daniel
David A. Dykstra
Thomas J. Gibbons
Raymond M. Guerin
James E. Keaty
Raymond L. Kratzer
John V. McInery
Jo Anne C. Moss
Richard B. Murphy
Dennis C. O’Malley
James A. O’Malley
Thomas J. Schaffer
Michael J. Sise
David L. Stoehr
Edward J. Wehmer (Advisory)
Executive Officers
James A. O’Malley
Chairman & Chief Executive Officer
Dennis C. O’Malley
President
William T. Salamone
Executive Vice President &
Chief Operations Officer
Personal Banking
Dee V. Lawson
Loans
Timothy M. Randick
Barbara Krueger
Finance
John C. Colgan
Advantage National Bank

Directors
Chad D. Arthur
James H. Bishop
Patrick S. DeMoon
Lee D. Garr
Henry Gianvecchio
Paul A. Katauskas
Keith J. Kotche
Ken Mariotti
Anthony C. Massaro
Adriano Pedrelli
Gregg Newhuis
Branka Poplonski
Hollis W. Rademacher
Patrick J. Ranallo
Diane Sanders
Lisa C. Schmeh
Harvey G. Seybold
Gayle Smolinski
Edward J. Wehmer (Advisory)
Executive Officers
Lisa C. Schmeh
President & Chief Executive Officer
Joseph W. Bohne
Chief Operating Officer
Fred J. Gross, Jr.
Senior Vice President &
Senior Credit Officer
Paul A. Katauskas
Senior Vice President &
Chief Financial Officer
Commercial Loans
Jason Bond
Raullo Eanes
Edeltraud V. Reed
Barbara Riscili
Gary Weidenborner
Personal Banking &
Residential Mortgages
Debra Agrusa
Timothy L. Gurrie
Alice Wolf
Operations & Compliance
Rosemarie Mann
Amanda Dyer
Finance
Margarita Schelovitzky
Village Bank & Trust

Directors
R. Kennedy Alger
Carl R. Anfenson
David W. Belconis
James H. Bishop
William A. Harris
Thomas W. Kivlahan
John J. Lopez
S. Michael Polanski
Hollis W. Rademacher
Thomas H. Roth
Michael L. Silverman
Jeffrey C. Socher
Kristine M. Stabler
Donald J. Storino
Edward J. Wehmer (Advisory)
Executive Officers
S. Michael Polanski
Chairman & Chief Executive Officer
Carl R. Anfenson
President
R. Kennedy Alger
Vice Chairman
Carol J. Blackwood
Senior Vice President/Retail Banking
& Marketing
Elizabeth A. Chartier
Executive Vice President/Finance
Earl H. Goldman
Senior Vice President/Lending
Dennis J. Kalka
Executive Vice President/Administration & Operations
Michael L. Silverman
Vice Chairman
Commercial Banking
Patricia A. Bielat
Todd M. Birch
Mary Clark
Connie Lavin
Matthew Salatino

2005 Annual Report	109

Regina Schlamp
Brian Stranczek
Personal Banking
Stephanie J. Bertelsen
Jane Drezen
Heather K. Geegan
David A. Gehrke
Donna L. Meyers
Operations
Susan A. Puraleski
Kathleen M. Siegel
Finance
Steven E. Schultz
Compliance
Norma L. Ahlstrand
Town Bank

Directors
William J. Hickmann
Roger L. Jensen
Jay C. Mack
Richard B. Murphy
Jeffrey A. Olsen
Frederick A. Orlando
Thomas B. Precia
Kristine Seymour
Gary (Joe) D. Sweeney
Robert Trunzo
Walter G. Winding
Advisory Directors
Kurt Acker
Rich Lepping
David Lombardo
Lee Madden
Edward J. Wehmer
Rod Zubella
Executive Officers
Jay C. Mack
President & Chief Executive Officer
Jeffrey A. Olsen
Executive Vice President &
Chief Lending Officer
Randall R. Tiedt
Vice President &
Chief Financial Officer
Dennis J. Haefer
Madison Market President
James P McMullen
Elm Grove Market President
Private Banking
Peggy S. Armstrong
Daniel Hahn
Heather Hemberger
Nicole Ireland
Robert Hoepfner
Kristina Rigden
Lorraine Vaughn
Andrew Wiesner
Commercial Banking
Michael L. Archie
Matthew J. Fink
Michael S. Fitzsimmons
Peter L. Hollister
Michael J. Hughes
Roger L. Jensen
Thomas A. Mulford
Michael C. Gryczka
Michael A. Stratton
Christopher S. Zirbes
Christopher E. Rauch
Susan Benish
Sarah E. Grooms
Operations/Other
Mary L. Buechner
Patricia L. Korsmo
Kimberley A. Campbell
Steven J. Burgett
Barbara Anstey
Wheaton Bank & Trust Company

Directors
Steve Armbrust
Cleve Carney
Steve Davis
James Huck
Stacey J. Huels
Timothy Luby
James Mathieson
Richard B. Murphy
Pattie Murray
Michael Reese
Brad Webb
Edward J. Wehmer (Advisory)
Executive Officers
Stacey J. Huels
President & Chief Executive Officer
Scott Brown
Senior Vice President/
Commercial Banking
Ruth A. Carlson
Senior Vice President/
Commercial Banking
Kevin Kelly
Senior Vice President/Operations
Thomas S. Manfre, III
Vice President/Controller
Commercial Banking
Juanita Collins
Colleen Caspers
Steven Howard
Terri Spizzirri
Personal Banking
Mary D. Mason
Erin Beran
Cynthia DaRosa
Paulette Dyon
Pricilla Hall
Jean Paul LaCour
David Proudfoot
Vickie Sandhop
Operations
Lisa Jaeschke
Josefina Tiongco
Wendy Vach
Alison Kroeze
State Bank of The Lakes

Directors
William A. Churchill
David A. Dykstra (Chairman)
Richard A. Gelden
James C. Hamlin
James B. Kinney
Michael J. Perrone
Hollis W. Rademacher
Mark N. Scarpelli
John C. Siegmeier
Claude M. Smith
John J. Thelen
Edward J. Wehmer (Advisory)
Executive Officers
James B. Kinney
President & Chief Executive Officer

110	Wintrust Financial Corporation

Kurt Duehr
Executive Vice President
Roger Manderscheid
Executive Vice President
Lending
Cindy Hughes
A.J. “Gus” Marchetti
Thomas Milowski
DeeDee Palmer
Thomas Sweetwood
Beverly Terry
Ken Wermeling
Retail Banking
Connie Barszcz
Sheila Jaszkowski
Kristen Kindl
Mary Meyer
Operations
Nanci Ahlquist
Cheryl Barbera
Tracie Baker
Carolyn Blanchette
Sandy Duehr
Bob Kaiser
Rosemary Kilimnik
Ed Roach
Venus Salak
Old Plank Trail Community Bank, N.A.

Directors
David A. Dykstra
Richard B. Murphy
Paul R. Slade
David L. Stoehr
Edward J. Wehmer
Executive Officers
Paul R. Slade
President & Chief Executive Officer
Anne O’Neill
Senior Vice President & Cashier
Finance
David Laffee
Commercial Banking
Christine A. Batson
Personal Banking
Holly Bishop
David Coda
Operations
Rhonda Sippell
Wayne Hummer Investments, L.L.C.

Directors
Steven R. Becker
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Keith Kotche
Laura A. Kogut
John S. Lillard
Robert L. Meyers
Hollis W. Rademacher
Edward J. Wehmer (Chairman)
Stanley R. Weinberger
Richard Wholey
Executive Officers
James F. Duca, II
President & Chief Executive Officer
William J. Reilly
Chief Financial Officer
Elliott Silver
Chief Compliance Officer
Jenny J. Charles
Chief Operations Officer
Laura A. Kogut
Executive Vice President
Investments
E.J. Orr
Linda Becker
Steven R. Becker
Philip M. Burno
W. Douglas Carroll
Daniel G. Hack
Philip W. Hummer
William B. Hummer
Richard J. Kosarek
Raymond L. Kratzer
Jeffry P. Kraus
Luigi E. Mancusi
David P. Poitras
Richard Wholey
Jeannette Adcock
H. Flagg Baum
Victor Baum
Todd Bessey
David M. Bruskin
Peder Culver
Robert A. Hon
Patricia A. Marsh
Tim Notaro
P. Scott Park
Joseph A. Piekarczyk
Brian Siegel
Floyd Siegel
Scott Steinhorst
Ronald A. Tyrpin
Scott W. Turner
Errett Van Nice
Lawrence H. Weisz
Jean Williams
James J. Bann
Vincent Cannova
Paul Cetera
Vincent Cione
Steven Diamond
John Frazak
Thomas J. Fulscher
BethAnn Goodrick
Tracie Kohnen
Gerard B. Kostuk
Grove N. Mower
Barry Proctor
Patricia Scherer
Bradford Walker
Marketing
Kellie Dolliver
Grant A. Haughton
Operations
Mary McCarthy
Marylin Hederman
Matthew Stasko
Cecilia Brunetti
Leonard Smith
Paul Wascher
James Zaczyk
Lynn Reynolds
Fixed Income Trading
Thomas Kiernan
David Mueller
Maria McMahon
Finance/Administration
Sarah Wen
Jelena Stevanovic
Maureen Valentine
Stephanie Field

2005 Annual Report	111

Compliance
James Sommerfield
Michelle Biondo
Focused Investments, L.L.C.

Directors
James F. Duca, II
David A. Dykstra
Laura A. Kogut (Chairman)
Raymond L. Kratzer
Edward J. Wehmer
Executive Officer
James F. Duca, II
President & Chief Executive Officer
Officers
Jenny J. Charles
Michelle Biondo
Wayne Hummer Trust Company, N.A.

Directors
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Keith Kotche
John S. Lillard
Sandy A. Lincoln
David P. Poitras
Hollis W. Rademacher
James P. Richter
Richard P. Spicuzza
Edward J. Wehmer (Chairman)
Stanley R. Weinberger
Executive Officers
Robert Mayo
President & Chief Executive Officer
Jenny J. Charles
Chief Operations Officer
William J. Reilly
Chief Financial Officer
Officers
Robert L. Meyers
James P. Richter
Samuel Carpenter
Kenneth H. Cooke
David D. Cox
Jennifer L. Czerwinski
Alansa Ferguson
Susan C. Gavinski
Amy G. Howes
Ethel R. Kaplan
Gerard B. Leenheers
Anita E. Morris
Laura H. Olson
Sandra L. Shinsky
Kay Stevens
Ann Wiesbrock
Maria Bora
Linda Pitrowski
Judith McAndrew
Angela Pacheco
Wayne Hummer Asset
Management Company

Directors
James F. Duca, II
David A. Dykstra
Bert A. Getz, Jr.
Philip W. Hummer
Keith Kotche
John S. Lillard
Sandy A. Lincoln
David P. Poitras
Hollis W. Rademacher
James P. Ritcher
Richard P. Spicuzza
Edward J. Wehmer (Chairman)
Stanley R. Weinberger
Executive Officers
James F. Duca, II
President & Chief Executive Officer
Sandy A. Lincoln
Chief Market Strategist
William J. Reilly
Chief Financial Officer
Officers
Mark H. Dierkes
Philip W. Hummer
Robert L. Meyers
David P. Poitras
James P. Richter
David D. Cox
David J. Galvan
Richard O’Hara
Amy G. Howes
Damaris E. Martinez
Jean M. Maurice
Institutional Sales
Richard R. Rush
Larry Doody
Brian Antenucci
First Insurance Funding Corp.

Directors
Frank J. Burke
David A. Dykstra
Robert T. E. Lansing
Hollis W. Rademacher
John N. Schaper
Edward J. Wehmer (Chairman)
Executive Officers
Frank J. Burke
President & Chief Executive Officer
Robert G. Lindeman
Executive Vice President/
Information Technology
Mark A. Steenberg
Executive Vice President/Operations
Finance/Marketing/Operations
Michelle H. Perry
Neal A. Dunoff
John W. Dixon
Matthew E. Doubleday
James L. Miller
Mark C. Lucas
G. David Wiggins
Kimberly J. Malizia
Amy J. Evola
Whitney E. Bergfeld
Alex E. Beagles
Danny L. Maloney
Terrence J. Boland
Kathleen M. Hedrick
Tricom

Directors
Julie Ann Blazei
David A. Dykstra
Dennis J. Jones

112	Wintrust Financial Corporation

John Leopold (Chairman)
Hollis W. Rademacher
James McMillin
Edward J. Wehmer
Marge Stock
Ralph Schindler
Senior Staff
Julie Ann Blazei
President
Rick Gehrke
Director of Cash Management
Mary Jo Heim
Director of Accounting
Linda Walsch
Director of Payroll Services
Sandra Sell
Director of Credit Management
Shelly Wilkinson
Director of Sales & Marketing
Michelle Johnson
Director of Client Services
WestAmerica Mortgage Company

Directors
Laurence J. Bryar
David A. Dykstra
John S. Fleshood
Richard P. George
T. Peter Hyand
Robert J. Santostefano
George L. Schueppert
W. Bradley Stetson
Jon C. Stickney
Executive Officers
Richard P. George
Chief Executive Officer
Laurence J. Bryar
President
Robert J. Santostefano
Chief Operating Officer
Patricia Hunt
Senior Vice President
John David Hrobon
Senior Vice President
Sherri Smith
Senior Vice President
Officers
Terre Perry
Michael Drumm
George E. Kaiser, III
Maureen Bryar
Joyce Grudzien
Kathleen Belyea
Steve Yeager
Vida Zinkus
Deanne Korenchan
Wintrust Information Technology Services Company

Directors
Julie Ann Blazei
Lloyd M. Bowden
Gary A. Breidenbach
Laurence J. Bryar
Frank J. Burke
Bert Carstens
James F. Duca, II
David A. Dykstra
John S. Fleshood
Randolph M. Hibben
Stacey J. Huels
Dennis J. Jones
Robert F. Key
James B. Kinney
Robert G. Lindeman
Jay C. Mack
Richard B. Murphy
James A. O’Malley
S. Michael Polanski
Blair K. Robinson
Richard C. Rushkewicz
Lisa C. Schmeh
Candace M. Schulze
Paul R. Slade
W. Bradley Stetson
David L. Stoehr
James N. Thorpe
Edward J. Wehmer
Executive Officers
Lloyd M. Bowden
President & Chief Executive Officer
Candace M. Schulze
Vice President/Banking Services
Michael F. Govert
Vice President/Operations
Senior Staff
Dennis L. Brower
Susan M. Greffin
Tara Delaney-Grimes
Carol M. Hahn
Ronald D. Henriksen
Lisa A. Knabach
Colleen A. Kocher
Elizabeth K. Pringle
Donna M. Rehs
Glenn W. Ritchie

2005 Annual Report	113

Corporate Locations

Wintrust Financial Corporation
www.wintrust.com
727 North Bank Lane
Lake Forest, IL 60045
847-615-4096
Lake Forest Bank & Trust Company
www.lakeforestbank.com
Lake Forest Locations
Main Bank
727 North Bank Lane
Lake Forest, IL 60045
847-234-2882
Main Drive-thru
780 North Bank Lane
Lake Forest, IL 60045
847-615-4022
West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
847-615-4080
West Lake Forest Drive-thru
911 Telegraph Road
Lake Forest, IL 60045
847-615-4098
Lake Bluff
103 East Scranton Avenue
Lake Bluff, IL 60044
847-615-4060
Bank of Highwood — Fort Sheridan
507 Sheridan Road
Highwood, IL 60040
847-266-7600
www.bankofhwfs.com
Highland Park Bank & Trust
1949 St. Johns Avenue
Highland Park, IL 60035
847-432-9988
www.highlandparkbank.com
Highland Park Bank & Trust — Ravinia
643 Roger Williams Ave.
Highland Park, IL 60035
847-266-0300
Hinsdale Bank & Trust Company
www.hinsdalebank.com
Hinsdale Locations
Main Bank
25 East First Street
Hinsdale, IL 60521
630-323-4404
Drive-thru
130 West Chestnut
Hinsdale, IL 60521
630-655-8025
Clarendon Hills Bank
200 West Burlington Avenue
Clarendon Hills, IL 60514
630-323-1240
www.clarendonhillsbank.com
ATM Drive-thru
5 South Walker Ave
Clarendon Hills, IL 60514
The Community Bank of Western Springs
1000 Hillgrove Avenue
Western Springs, IL 60558
708-246-7100
www.communitybankws.com
Riverside Bank
17 E. Burlington
Riverside, IL 60546
708-447-3222
www.bankriverside.com
Community Bank of Downers Grove
1111 Warren Avenue
Downers Grove, IL 60515
630-968-4700
www.downersgrovebank.com
North Shore Community
Bank & Trust Company
www.nscbank.com
Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
847-853-1145
Drive-thru
720 12th Street
Wilmette, IL 60091
4th & Linden Walk-up
351 Linden Ave
Wilmette, IL 60091
Glencoe Locations
362 Park Avenue
Glencoe, IL 60022
847-835-1700
Drive-thru
633 Vernon Avenue
Glencoe, IL 60022
Winnetka
576 Lincoln Avenue
Winnetka, IL 60093
847-441-2265
Skokie
7800 Lincoln Avenue
Skokie, IL 60077
847-933-1900
Sauganash
4343 West Peterson Avenue
Chicago, IL 60646
Libertyville Bank &
Trust Company
www.libertyvillebank.com
Libertyville Locations
Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
847-367-6800
Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
847-247-4045
South Libertyville
1200 South Milwaukee Avenue
Libertyville, IL 60048
847-367-6800
Wauconda Community Bank
Main Bank
495 West Liberty Street
Wauconda, IL 60084
847-487-2500
www.waucondabank.com

114	Wintrust Financial Corporation

Drive-thru
1180 Dato Lane
Wauconda, IL 60084
847-487-3770
Gurnee Community Bank
675 North O’Plaine Road
Gurnee, IL 60031
847-625-3800
www.gurneebank.com
Lake Villa Community Bank
345 South Milwaukee Avenue
Lake Villa, IL 60046
847-265-0300
www.lakevillabank.com
Mundelein Community Bank
1110 W. Maple Avenue
Mundelein, IL 60060
847-837-1110
www.mundeleinbank.com
Barrington Bank &
Trust Company, N.A.
www.barringtonbank.com
Barrington Locations
Main Bank
201 S. Hough Street
Barrington, IL 60010
847-842-4500
Northwest Highway
233 W. Northwest Highway
Barrington, IL 60010
847-381-1715
Commercial Lending
217 S. Hough Street
Barrington, IL 60010
847-842-4500
Community Advantage
217 S. Hough Street
Barrington, IL 60010
847-842-7980
www.communityadvantage.com
Hoffman Estates Community Bank
1375 Palatine Road
Hoffman Estates, IL 60195
847-963-9500
www.hecommunitybank.com
Palatine Bank & Trust
109 W. Slade Street
Palatine, IL 60067
847-963-0047
www.palatinebank.com
Crystal Lake Bank &
Trust Company, N.A.
www.crystallakebank.com
Crystal Lake Locations
Main Bank
70 N. Williams Street
Crystal Lake, IL 60014
815-479-5200
Drive-thru
27 N. Main Street
Crystal Lake, IL 60014
South Crystal Lake
1000 McHenry Avenue
Crystal Lake, IL 60014
815-479-5715
McHenry Bank & Trust
2205 N. Richmond Road
McHenry, IL 60050
815-344-6600
www.mchenrybank.com
Cary Bank & Trust
60 East Main Street
Cary, IL 60013
847-462-8881
www.carybank.com
NorthAmerican Aviation Finance
27 N. Main Street
Crystal Lake, IL 60014
1-877-FLYMONEY
www.namaf.com
Northbrook Bank & Trust Company
www.northbrookbank.com
Main Bank
1100 Waukegan Road
Northbrook, IL 60062
847-418-2800
West Northbrook
875 Sanders Road
Northbrook, IL60062
847-418-2850
Buffalo Grove Bank & Trust
200 N. Buffalo Grove Road
Buffalo Grove, IL 60089
847-634-8400
www.buffalogrovebank.com
Northview Bank & Trust
245 Waukegan Road
Northfield, IL 60093
847-446-0245
www.northview.com
Orchard Office
1751 Orchard Lane
Northfield, IL 60093
847-441-1751
Advantage National Bank
www.advantagenationalbank.com
Main Bank
75 East Turner Avenue
Elk Grove Village, IL 60007
847-364-0100
Roselle Facility
1350 West Lake Street
Roselle, IL 60172
630-529-0100
Village Bank & Trust
Main Bank
234 West Northwest Highway
Arlington Heights, IL 60004
847-670-1000
Uptown Banking Center
150 East Rand Road
Arlington Heights, IL 60004
847-870-5000
Mid-Town Banking Center
311 South Arlington Heights Road
Arlington Heights, IL 60005
847-483-6000
Prospect Heights Banking Center
1845 East Rand Road
Arlington Heights, IL 60004
847-483-6000

2005 Annual Report	115

Beverly Bank & Trust Company, N.A.
www.thebeverlybank.com
Main Bank
10258 South Western Avenue
Chicago, IL 60643
773-239-2265
1908 West 103rd Street
Chicago, IL 60643
773-239-2265
Town Bank
www.townbank.us
Town Bank of Delafield
400 Genesee Street
Delafield, WI 53018
262-646-6888
Town Bank of Wales
200 West Summit Avenue
Wales, WI 53183
262-968-1740
Town Bank of Madison
10 W. Mifflin Street
Madison, WI 53703
608-282-4840
Wheaton Bank & Trust Company
www.wheatonbank.com
211 South Wheaton Avenue
Wheaton, IL 60187
630-690-1800
Glen Ellyn Bank & Trust
462 N. Park Boulevard, Suite 110
Glen Ellyn, IL 60137
630-469-4501
www.glenellynbank.com
State Bank of The Lakes
www.thisisyourbank.com
Antioch
440 Lake Street
Antioch, IL 60002
847-395-2700
Lindenhurst
2031 Grand Avenue
Lindenhurst, IL 60046
847-356-5700
Grayslake
50 Commerce Drive
Grayslake, IL 60030
847-548-2700
Spring Grove
1906 Holian Drive
Spring Grove, IL 60081
815-675-3700
McHenry
2730 W. Route 120
McHenry, IL 60050
815-344-5100
Old Plank Trail Community Bank, N.A.
www.oldplanktrailbank.com
Frankfort
37 Old Frankfort Way
Frankfort, IL 60423
815-464-6888
Mokena (planned)
11041 Front Street
Mokena, IL 60448
708-478-4447
New Lenox
352 West Maple Street
New Lenox, IL 60451
815-485-0001
Wayne Hummer Wealth Management
Wayne Hummer Investments,      L.L.C.
Wayne Hummer Trust Company,      N.A
Wayne Hummer Asset      Management Company
www.whummer.com
300 South Wacker
Suite 1500
Chicago, IL 60606
312-431-1700
440 Lake Street
Antioch, IL 60002
847-395-2775
201 South Hough Street
Barrington, IL 60010
847-304-5938
10258 South Western Avenue
Chicago, IL 60643
773-239-2265
1111 Warren Avenue
Downers Grove, IL 60515
630-325-6571
75 East Turner Avenue
Elk Grove Village, IL 60007
847-364-0100
675 North O’Plaine Road
Gurnee, IL 60031
847-549-1578
1949 St. Johns Avenue
Highland Park, IL 60035
847-810-5034
25 East First Street
Hinsdale, IL 60521
630-655-8485
727 North Bank Lane
Lake Forest, IL 60045
847-482-8435
810 South Waukegan Avenue
Lake Forest, IL 60045
847-482-8469
1200 South Milwaukee Avenue
Libertyville, IL 60048
847-367-6800
2205 N. Richmond Road
McHenry, IL 60050
815-344-6600
1100 Waukegan Road
Northbrook, IL 60062
847-418-2800
245 Waukegan Road
Northfield, IL 60093
847-446-4378
1000 Hillgrove Avenue
Western Springs, IL 60558
708-246-7100
211 South Wheaton Avenue
Wheaton, IL 60187
630-588-4090
720 12th Street
Wilmette, IL 60091
847-853-2093

116	Wintrust Financial Corporation

200 East Washington St.
Appleton, WI 54911
920-734-1474
417 Genesee Street
Delafield, WI 53018
262-646-3154
Focused Investments L.L.C.
www.focusedinvestments.com
300 South Wacker
Suite 1680
Chicago, IL 60606
312-431-1700
FIRST Insurance Funding Corp.
www.firstinsurancefunding.com
450 Skokie Blvd., Suite 1000
Northbrook, IL 60062
847-374-3000
Tricom, Inc. of Milwaukee
www.tricom.com
16866 W. Lisbon Road
Menomonee Falls, WI 53051
262-509-6200
WestAmerica Mortgage Company
Colorado Corporate Headquarters
5655 South Yosemite Street, Suite 460
Greenwood Village, Colorado 80111
303-771-2800
Illinois Corporate Headquarters
1 South 660 Midwest Rd., Suite 100
Oakbrook Terrace, Illinois 60181
630-916-9299
Branch Offices
Mesa, AZ
Phoenix, AZ
Scottsdale, AZ
Tucson, AZ
Walnut Creek, CA
Bonita Springs, FL
Fort Myers, FL
Chicago, IL
Matteson, IL
Oakbrook Terrace, IL
Schaumburg, IL
Tinley Park, IL
Warsaw, IN
Overland Park, KS
Topeka, KS
Charlotte, NC
Ocean, NJ
Las Vegas, NV
Portland, OR
Wintrust Information
Technology Services Company
851 North Villa Ave.
Villa Park, IL 60181
630-516-4060

2005 Annual Report	117

Corporate Information

Public Listing and Market Symbol
The Company’s Common Stock is traded on The Nasdaq Stock Market® under the symbol WTFC. The stock abbreviation appears as “WintrstFnl” in the Wall Street Journal.
Website Location
The Company maintains a financial relations internet website at the following location: www.wintrust.com
Annual Meeting of Shareholders
May 25, 2006
10:00 a.m.
Michigan Shores Club
911 Michigan Avenue
Wilmette, Illinois
Form 10-K
The Form 10-K Annual Report to the Securities and Exchange Commission will be available to holders of record upon written request to the Secretary of the Company. The information is also available on the Internet at the Securities and Exchange Commission’s website. The address for the website is: http://www.sec.gov.
Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Telephone: 312-427-2953
Facsimile: 312-427-2879

118	Wintrust Financial Corporation