Form 10-K, Exhibit 13
period 2006-12-31
WINTRUST FINANCIAL CORP
filed 2007-03-01
CIK 1015328

Exhibit 13.1
2006—A Year of Challenges for Wintrust

Summary

•	Net income down 1%

•	Fully diluted earnings per share down 7%

•	Grew net revenue 10%

•	Net interest income up 15%

•	Total assets increased 17%

•	Total deposits grew 17%

•	Increased total loans 25%

•	Total equity up 23%

•	Book value per common share grew 16%

•	Dividends paid per share increased 17%

•	Return on average equity was 9.47%

•	Return on average assets stood at 0.74%

•	Launched de novo bank—Old Plank Trail Community Bank

•	Successfully completed the acquisition of Hinsbrook Bank & Trust with locations in Darien, Downers Grove, Geneva, Glen Ellyn, and Willowbrook, Illinois

•	15 bank charters

•	23 total operating subsidiaries

•	11 net new banking facilities in Illinois and Wisconsin
Contents

2	Selected Financial Trends
3	Selected Financial Highlights
4	To Our Fellow Shareholders
9	Overall Financial Performance
12	Wintrust Banking Locations
13	The Bank Brands We Market
14	Other Wintrust Locations
15	Banking, Wealth Management, and Other Companies Update
21	Growth and Earnings Strategies
25	Acquisition Strategy
26	Reports of Internal Control
28	Consolidated Financial Statements
32	Notes to Consolidated Financial Statements
67	Report of Independent Auditors
68	Management's Discussion and Analysis
104	Corporate Locations
110	Corporate Information
Who Is Wintrust?
For those of you new to our family, here is a brief description of who we are and what we do:
Wintrust Financial Corporation is a financial holding company headquartered in Lake Forest, Illinois, with total assets of $9.6 billion as of December 31, 2006. At the end of 2006, Wintrust operated 15 community banks located in the greater Chicago and southern Wisconsin areas with 73 banking facilities. Of our 15 banking charters, nine were de novo banks started by Wintrust and six have been acquisitions. Our banks provide community-oriented personal and commercial banking services. Our wealth management companies provide trust, asset management and brokerage services to clients primarily located in the Midwest. We also originate and purchase residential mortgage loans, many of which are sold into the secondary market. We are involved in specialty lending through operating subsidiaries or divisions of the Company’s banks. Our specialty lending niches include commercial insurance premium finance, accounts receivable financing and administrative services to the temporary staffing industry, condominium association lending, aircraft lending and indirect auto lending.

     We have always had a policy of presenting our goals, objectives and financial results in an up front manner to our shareholders. In this annual report, we are confirming our policy of reporting thoroughly the financial results, accounting policies and objectives of Wintrust Financial Corporation and our operating subsidiaries.

Selected Financial Trends

Note: M=Million

2	Wintrust Financial Corporation

Selected Financial Highlights

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands, except per share data)
Selected Financial Condition Data
(at end of year):
Total assets	$9,571,852	$8,177,042	$6,419,048	$4,747,398	$3,721,555
Total loans	6,496,480	5,213,871	4,348,346	3,297,794	2,556,086
Total deposits	7,869,240	6,729,434	5,104,734	3,876,621	3,089,124
Notes payable	12,750	1,000	1,000	26,000	44,025
Federal Home Loan Bank advances	325,531	349,317	303,501	144,026	140,000
Subordinated notes	75,000	50,000	50,000	50,000	25,000
Long-term debt — trust preferred securities	249,828	230,458	204,489	96,811	50,894
Total shareholders’ equity	773,346	627,911	473,912	349,837	227,002

Selected Statements of Operations Data:
Net interest income	$248,886	$216,759	$157,824	$120,492	$98,128
Net revenue(1)	340,118	310,316	243,276	193,084	158,800
Net income	66,493	67,016	51,334	38,118	27,875
Net income per common share — Basic	2.66	2.89	2.49	2.11	1.71
Net income per common share — Diluted	2.56	2.75	2.34	1.98	1.60
Cash dividends declared per common share	0.28	0.24	0.20	0.16	0.12

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin	3.10%	3.16%	3.17%	3.20%	3.34%
Core net interest margin (2)	3.31	3.37	3.31	3.32	3.51
Non-interest income to average assets	1.02	1.23	1.57	1.76	1.89
Non-interest expense to average assets	2.56	2.62	2.86	2.98	3.30
Net overhead ratio (3)	1.54	1.39	1.30	1.22	1.41
Efficiency ratio (4)	66.96	63.97	64.45	63.52	66.41
Return on average assets	0.74	0.88	0.94	0.93	0.87
Return on average equity	9.47	11.00	13.12	14.36	14.76

Average total assets	$8,925,557	$7,587,602	$5,451,527	$4,116,618	$3,212,467
Average total shareholders’ equity	701,794	609,167	391,335	265,495	188,849
Ending loan-to-deposit ratio	82.6%	77.5%	85.2%	85.1%	82.7%
Average loans to average deposits ratio	82.2	83.4	87.7	86.4	88.5
Average interest earning assets to average interest bearing liabilities	107.78	108.83	109.89	109.68	109.86
Asset Quality Ratios:
Non-performing loans to total loans	0.57%	0.50%	0.43%	0.72%	0.49%
Non-performing assets to total assets	0.39	0.34	0.29	0.51	0.34
Allowance for credit losses(5) to:
Total loans	0.72	0.78	0.79	0.77	0.72
Non-performing loans	126.14	155.69	184.13	107.59	146.63
Common Share Data at end of year:
Market price per common share	$48.02	$54.90	$56.96	$45.10	$31.32
Book value per common share	$30.38	$26.23	$21.81	$17.43	$13.19
Common shares outstanding	25,457,935	23,940,744	21,728,548	20,066,265	17,216,270
Other Data at end of year:
Number of:
Bank subsidiaries	15	13	12	9	7
Non-bank subsidiaries	8	10	10	7	7
Banking offices	73	62	50	36	31

(1)	Net revenue is net interest income plus non-interest income.

(2)	The core net interest margin excludes the effect of the net interest expense associated with the Company’s Long-Term Debt — Trust Preferred Securities.

(3)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(4)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenues (less securities gains or losses). A lower ratio indicates more efficient revenue generation.

(5)	The allowance for credit losses includes both the allowance for loan losses and the allowance for lending-related commitments.

2006 Annual Report	3

To Our Fellow Shareholders,

Welcome to Wintrust Financial Corporation’s eleventh annual report. And thank you for being a shareholder.
Celebrating Our 15th and 10th Anniversaries
2006 was a special year in a couple of ways for Wintrust. Not only did we celebrate the 15th anniversary of our very first bank’s opening in 1991, Lake Forest Bank & Trust, but we observed the 10th anniversary of the creation of Wintrust Financial in 1996 as a publicly traded company. It’s amazing to look back and realize that in only 15 years we have grown from nothing but a good idea...to 15 bank charters, over 70 banking facilities, 23 operating companies and $9.6 billion in assets with over 1,800 employees, serving well over 200,000 client relationships.
Solid Growth, But Not Without Its Challenges
2006 ends a very uncharacteristic year for Wintrust. Although we achieved franchise growth consistent with prior years and have maintained very good credit quality, overall profitability was down. Records were achieved in net revenue ($340 million, up 10%), assets ($9.6 billion, up 17%), deposits ($7.9 billion, up 17%), and loans ($6.5 billion, up 25%). And importantly, our core franchise continues to be very healthy and exhibits an excellent fundamental foundation for future growth. However earnings were hampered in 2006 as will be discussed in the following sections.
Overview of Challenges and Management’s Response
A disadvantageous yield curve, a loosened lending environment devoid of credit spreads, overall market liquidity and our response to this environment combined to adversely impact our financial results. Our return on assets and equity are at levels that are unacceptable to us. Management has initiated a number of steps for 2007 to get financial results back to acceptable levels. Deposit pricing discipline, changing our deposit mix, rigorous expense control and our commercial lending initiatives are adopted tactics which should help produce better results. We will not, however, change our core loan underwriting standards as we believe this would simply trade current earnings for long-term problems. Although the aforementioned tactics may curtail our customary balance sheet growth trends, getting our earnings back on track will be our top priority.
Continuing to Invest in the Long-term
Despite the challenging environment in 2006, we continue to manage the Company for long-term growth and will not implement short-term profit strategies that could adversely impact longer term shareholder value. Accordingly, in 2006 Wintrust continued to invest in expanding its banking, wealth management, and nonbanking companies, both on a de novo and acquisition basis. This investment should pay-off long term with a greater base to generate earnings and increased franchise value for our shareholders.
Expanding our Banking Franchises
In 2006, we expanded our community banking franchises by adding two new bank charters and 11 net new banking facilities in key Chicago and southern Wisconsin areas—one charter and six facilities were de novo openings and one charter and five facilities were added via acquisition.
In May 2006, we completed the acquisition of Hinsbrook Bancshares, Inc. (“HBI”) in a stock and cash merger transaction. HBI was the parent company of Hinsbrook Bank & Trust (“Hinsbrook Bank”) which had five Illinois banking locations in Willowbrook, Downers Grove, Darien, Glen Ellyn and Geneva. Hinsbrook Bank began operations as a de novo bank in 1987. In November 2006, Hinsbrook Bank’s locations in Willowbrook, Downers Grove and Darien became part of Hinsdale Bank, Hinsbrook Bank’s Glen Ellyn location became part of Wheaton Bank and its Geneva location was renamed and became the charter for our St. Charles Bank. This was done to align the banking locations within the same market area to operate under the same charters.

4	Wintrust Financial Corporation

Wealth Management
We continue to invest in our wealth management business as it represents sizeable earnings growth potential for Wintrust. In June, we hired Thomas P. Zidar to head up Wayne Hummer Wealth Management. Mr. Zidar brings extensive financial services experience to Wintrust. Most recently he was Executive Vice President in the Personal Financial Services group of a large local bank competitor, responsible for five business units. His addition will help improve our strategic focus and execution as we continue to build on the solid foundation that exists here.
We continue to add Wayne Hummer personnel to Wintrust banking offices and now have wealth management representatives in over 20 offices. We are finding the financial advisors that reside in our community bank locations are being very well received by our customer base and we intend to continue to add professionals throughout our banking facilities. In fact, the successes of the financial advisors who are located in community bank locations have translated into double-digit revenue growth by those individuals on an annual basis. The large market share that our banking locations have generally achieved coupled with their dedication to superb customer service is a good recipe for generating wealth management clients for bank-situated Wayne Hummer financial advisors.
Our People, Our Advantage
What is our primary advantage? What really separates us from the big bank competitors? Our decentralized management philosophy? Our local community bank marketing? Our beautiful bank facilities? It’s our people...and the superior customer service they deliver.
We hire smart, entrepreneurial and motivated employees, who very much believe in our golden rule—treat others like you would like to be treated. Many of our employees are also shareholders, and as such, are personally invested in delivering our unique brand of superior service. And our customers and clients appreciate the quality service these terrific employees provide.
Growth Plans for 2007
The growth of our core franchises is healthy and bodes well for the future. In 2007, we plan continued expansion of our banking, wealth management and other financial services franchises. However, given the unfa-

2006 Annual Report	5

vorable interest rate environment and the irrational competitive environment, our growth at the banking level will focus more on the younger facilities that are still growing into their infrastructures. At our more mature locations, growth may be somewhat slower than in the past until market conditions, such as higher interest rate spreads and better credit terms, provide for more profitable growth.
In addition to our plans to open a number of new community bank branches in 2007, we have made growth of our commercial banking services a priority. In order for Wintrust to tap into a larger pool of commercial loans and low cost checking deposits, we plan to expand our commercial customer base to include more C&I (commercial and industrial) businesses. To do so, we have added a level of sophistication, especially in the area of treasury management services, which was necessary to better penetrate this market.
Accordingly, in 2006 we made substantial investments in our commercial banking infrastructure. We hired a number of experts in treasury management from other banks in town and invested in the technology necessary to deliver commercial services that are every bit as good as our larger competitors. We now offer, and are beginning to promote more aggressively, a full spectrum of treasury management products and services. This includes wholesale and retail lockbox, remote deposit capture, and numerous other valuable services—all of the commercial banking sophistication of a big bank, but with the local decision making and superior service of a community bank. We call it “Business Banking At Its Besttm”!

Our beginning focal point for selling these commercial services will be with the small to mid-sized commercial customers in our market areas. Initially, we are targeting business owners who bank with us on a retail basis but may not be aware of the breadth of our sophisticated commercial product offerings. Since we have already sold them on our service capabilities for their personal needs, we are able to convert them to high-touch commercial service.
We will continue to expand our Wayne Hummer wealth management franchise. Wealth management personnel will be added to more bank facilities as well as our downtown Chicago office. The investment we made in our new sophisticated trading platform is allowing our Financial Advisors to compete on a more level playing field with their larger competitors.
Our other financial subsidiaries—FIRST Insurance Funding, Tricom, and WestAmerica—also have well thought out growth plans for 2007 that will be discussed later in this report.
Challenges We Face
Our policy is to present our financial results in an upfront and straight-forward manner to our shareholders.

6	Wintrust Financial Corporation

Consistent with that policy, 2006 was disappointing and not without its challenges. Slower loan growth hampered earnings growth. Our desired loan-to-deposit ratio of approximately 85%-90% was not reached. On average in 2006, this ratio stood at 82.2%. This slower growth in our loan portfolio was a result of a more competitive credit market in the form of lower rates and less stringent credit standards by some of our competitors. However, in the last two quarters of 2006, our loan volume began to improve and we are working diligently to safely increase loan volumes to levels that we have historically achieved. And by keeping our credit standards high, our problem loans are very manageable and do not represent undue risk.
Share Repurchase Program
During 2006, our Board of Directors authorized a program whereby the Company could repurchase up to 2 million shares of the Company’s common stock. We believe that our recent share price does not reflect the long-term prospects of the Company and therefore represents an attractive investment. Through February 26, 2007, we repurchased approximately 900,000 shares of the Company’s common stock at an average price of $46.75 per share. Our decision to institute a share repurchase program highlights our continuing confidence in Wintrust’s long-term growth and our commitment to promote long-term shareholder value. We will continue to maintain the flexibility to invest in our current business, take advantage of strategic opportunities and pay dividends. Wintrust plans to continue to repurchase shares from time to time in open market transactions or in privately negotiated transactions in accordance with applicable federal securities laws. The timing and amount of the repurchases will be determined by the Company’s management based on their evaluation of market conditions, share price and other factors.
Some Thank You’s Are in Order
We owe our success to our leadership teams, our employees, our shareholders, and most importantly, our clients. So, some well deserved “thank you’s” are due.
Let’s start by thanking our leadership teams—our management and directors. Your wise counsel, leadership, community connections, and tireless efforts are a key reason for our success. Thank you.
And then let’s thank our employees and welcome those who recently joined our Wintrust team, either from our merger with Hinsbrook Bank, or the launch of one of our new bank facilities, or by joining an existing member of our family. Our dedicated employees provide our customers and clients the best service around, bar none. Thank you.
Thanks as well to our shareholders for keeping us focused on what we do best—growing our franchises by delivering superior customer service and products uniquely positioned to meet local consumer needs.
And finally, thank you to our clients—banking, lending, mortgage, wealth management, premium finance, employment agencies—for trusting us with your financial affairs. Without you, we don’t exist. Thank you.

2006 Annual Report	7

In Summary
We ended 2006 and begin 2007 with a proven and adaptable business model, a solid balance sheet, a strong franchise and a terrific, dedicated team of people who are committed to fighting through an unfavorable interest rate environment and intense competition to deliver value to our shareholders consistent with what we have done in the past.
We are grateful for your continued support and are enthusiastic about making 2007 a solid year for our Company and our shareholders. Please enjoy the remainder of our 2006 Annual Report.
Thank you again for being a shareholder and supporting our business. We hope to see you at our Annual Meeting to be held on Thursday, May 24, 2007, at 10:00 a.m. The location will again be at the Michigan Shores Club located at 911 Michigan Avenue in Wilmette, Illinois.
Sincerely,

John S. Lillard	Edward J. Wehmer	David A. Dykstra
Chairman	President &	Senior Executive Vice President &
	Chief Executive Officer	Chief Operating Officer

8	Wintrust Financial Corporation

Overall Financial Performance

In 2006, we achieved record levels of assets as we surpassed the $9.5 billion mark. Deposits and loans also reached record levels. Despite the record balance sheet growth, our earnings suffered in 2006 primarily due to an adverse interest rate environment and what we believe to be irrational competitive behavior, especially in lending terms and conditions.
Core Growth
Our core balance sheet growth remains strong as we continue to build desirous market share positions throughout our franchise. Our commitment to de novo branch development continues. As is typical with de novo growth, expenses are incurred in advance of the opening of these locations.
As a result of slower than expected loan and earnings growth, diluted earnings per share in 2006 were uncharacteristically down from 2005. Earnings per diluted share decreased to $2.56 in 2006 from $2.75 in 2005. However, the Company increased both shareholders’ equity and book value per common share by $145.4 million, or 23%, and $4.15, or 16%, respectively.
Compound Growth Rates
Over this past year, we continued our trend of building a strong franchise base in our market area. This is evidenced by consistently strong balance sheet growth in every year of our Company’s young life. Sticking to our unique business building strategies has enabled us to achieve something that few financial services groups around the country can claim—compound growth rates in assets, loans and deposits that consistently exceed our peer group. Additionally, although we have historically achieved double-digit growth in net income and diluted earnings per share, 2006 was a year in which growth in these areas did not occur in historical fashion. The other sections of this report outline the reasons for the revenue and earnings slowdown and we are committed to adapting our model to return to above average earnings growth rates.

	Compound Growth Rates
	1 year	2 year	3 year	4 year	5 year

Total Assets	17.1%	22.1%	26.3%	26.6%	28.8%
Total Loans(1)	24.6%	22.2%	25.4%	26.3%	26.3%
Total Deposits	16.9%	24.2%	26.6%	26.3%	27.7%
Total Revenue	9.6%	18.2%	20.8%	21.0%	27.0%
Net Income	(0.8)%	13.8%	20.4%	24.3%	29.2%
Diluted Earnings Per Share	(6.9)%	4.6%	8.9%	12.5%	15.1%

(1)	Excludes mortgage loans held-for-sale
Net Revenue
Overall net revenue, which includes net interest income and non-interest income, increased 10% to $340 million. Our net interest margin remained relatively stable at 3.10% in 2006, but was down slightly from the prior year net interest margin level of 3.16%, as we operated in an inverted yield curve environment and as we continued

2006 Annual Report	9

to face extremely competitive loan and deposit pricing. Despite this pressure, organic growth remains positive.
The yield curve has made for a tricky operating environment. This is true for most banking institutions. The inverted yield curve environment, where long-term interest rates are lower than short-term interest rates, squeezes the spread between interest earned on our assets and interest paid on liabilities.
Our other main source of revenue, non-interest income, fell 2% in 2006 to $91.2 million. The primary reasons for this can be attributed to declines in origination and selling of residential mortgage loans into the secondary market, lower fees from covered call transactions, and declines in gains on sales of premium finance receivables which we have suspended. Our wealth management revenue increased 6% in 2006, including the $2.4 million gain on the sale of the Wayne Hummer Growth Fund.
Return on Average Equity and Return on Average Assets Still Need Work
We need to garner better results with regard to our return on average equity and return on average assets goals. Return on average equity fell from 11.0% a year ago to 9.5% for 2006. Return on average assets also declined from the prior year level by 14 basis points to 0.74%.
The rising but inverted interest rate environment and competitive pressures in the pricing of lending products have contributed to the decline in these performance measurements. In the short-term, we believe these environmental issues will not go away. However, as noted previously, we are committed to managing your Company in a manner that will achieve progress toward our goals, especially with respect to return on average equity and return on average assets.
Sound Asset Quality
In 2006, non-performing assets were $37.4 million, or 0.39% of total assets, compared to $27.6 million, or 0.34% of total assets in 2005. Net loan charge-offs as a percentage of average loans equaled 0.09% in 2006, compared to 0.10% in 2005. These figures are very

10	Wintrust Financial Corporation

favorable from a historical perspective and the Company believes that non-performing assets remain at very manageable levels.
The Company remains committed to maintaining sound asset quality. Wintrust will not sacrifice our asset quality and pricing standards simply to grow outstanding loan balances in the short-term. Such a strategy, we believe, would most likely impair future growth and franchise value. Sound asset quality has always been a basic operating tenet for us and we are committed to maintaining the quality of the loan portfolio in excellent condition.
Dividend Payouts Increase Again
In January and July of 2006, our Board of Directors approved semi-annual cash dividends of $0.14 per share of outstanding common stock. These dividends were paid in February and August. This annualized cash dividend of $0.28 per share represented a 17% increase over the per share common stock dividends paid during 2005.
And in January 2007, our Board approved a semi-annual cash dividend of $0.16 per share of outstanding common stock. The dividend was paid on February 22, 2007 to shareholders of record as of February 8, 2007. This cash dividend, on an annualized basis, represents a 14% increase over the per share common stock dividends paid during 2006. Following is a historical summary of our increasing dividend distributions:

	Diluted	Dividend	Dividend
Year	Earnings	Per Share	Payout Ratio

2006	$2.56	$0.280	10.9%
2005	2.75	0.240	8.7
2004	2.34	0.200	8.5
2003	1.98	0.160	8.1
2002	1.60	0.120	7.5
2001	1.27	0.093	7.3

While we have increased our dividend every year since we initiated payment of dividends, as a young company which is continually investing in growth, we continue to retain the majority of our earnings to fund future growth and to build a strong long-term franchise. Accordingly, our dividend payments, on an annualized basis, have represented approximately 10% of the Company’s prior year earnings. Although the payment of future dividends will be subject to our Board’s periodic review of the financial condition, earnings and capital requirements of the Company, it is our present intent to continue to pay regular semi-annual cash dividends.

2006 Annual Report	11

Wintrust Banking Locations

Wisconsin
Milwaukee
94
Madison, WI
Town Bank
Illinois
State Bank of The Lakes
94
Lake
Boone
McHenry
Libertyville Bank & Trust
Lake Forest Bank & Trust
90
Crystal Lake Bank & Trust
Barrington Bank & Trust
Northbrook Bank & Trust
DeKalb
North Shore Community Bank & Trust
Village Bank & Trust
Advantage National Bank
Kane
DuPage
Cook
88
St. Charles Bank & Trust
Wheaton Bank & Trust
Hinsdale Bank & Trust
355
Beverly Bank & Trust
Kendall
Will
94
LEGEND
Main Bank
Branch Office
Planned Expansion
City of Chicago
Old Plank Trail Community Bank
80
55
57

12	Wintrust Financial Corporation

The Bank Brands We Market

2006 Annual Report	13

Other Wintrust Locations

Wayne Hummer Offices

Wisconsin
Milwaukee
Illinois
Boone
McHenry
Lake
DeKalb
Kane
DuPage
Cook
Kendall
Will
WAYNE HUMMER
WEALTH MANAGEMENT
LEGEND
Headquarters
Branch Office
City of Chicago

FIRST Insurance Distribution

First Insurance Headquarter Northbrook, IL
First Insurance
Headquarters
Distribution

Tricom Funding Distribution

Tricom Funding Headquarters
Tricom Funding
Headquarters
Distribution

WestAmerica Distribution

WestAmerica Mortgage Headquarters
WestAmerica Mortgage Headquarters
WestAmerica Mortgage
Headquarters
Mortgage Office
Distribution

14	Wintrust Financial Corporation

Banking, Wealth Management, and Other Companies Update

Retail Banking
As previously mentioned, 2006 marked our fifteenth anniversary for our very first founded bank. In these 15 years we have grown to 15 chartered banks with 73 banking facilities. Our success in the banking arena can be directly attributed to providing the communities we serve the best products and customer service utilizing local bank management and boards of directors, and aggressive marketing.
We position ourselves as the local competitor of the big banks. This positioning on the retail banking side has been a key to our successful growth.
As we ourselves grow, many people ask us how we can continue to provide high quality service. Our decentralized, multi-chartered approach is one way that we endeavor to keep the decision making process close to the customer. By having multiple bank charters that are branded to match the communities served and by assigning specific accountability for growth, earnings and top-notch customer service to each individual bank management team, we believe we keep our teams focused on providing the best possible service to their own respective target markets.
As the true community banks in our markets, we provide a number of programs and products that the big banks can’t or won’t offer. We provide community focused programs like our Junior Savers Account and Platinum Adventures Travel and Entertainment Club. In fact, in 2006 our Platinum Adventures Program welcomed over 1,500 new members, who have enjoyed events and activities geared towards seniors.
Commercial Banking
In keeping with our strategy of giving our clients the best customer service, bar none, we have continued to expand our commercial banking services in 2006. We now have a collection of commercial products that are set to be aggressively promoted to our existing customer base and to small and mid-sized business prospects in our market areas.
Our initial efforts to promote our depth of commercial services with existing retail customers that are also business owners have been very promising. Many of these customers have looked upon our banks as great retail oriented community banks but have not thought of us as a commercial bank that could handle their business needs. Once we have presented our capabilities, we have generally been successful in gaining the opportunity to compete for the commercial piece of their banking needs. There are a number of ways we have achieved this progress.
People. We have put together a group of seasoned, knowledgeable lenders and business development leaders to carry the task of being the bank that businesses look to in their communities. This allows us the advantage of local, timely decision making capabilities for our customers.
Service and Customization. Customer relationships begin with the ability to meet day-to-day needs of the

2006 Annual Report	15

customers. Based on our local presence we are able to provide personal customer service and product customization, providing services that fit the needs of our customers to run their businesses more efficiently.
Technology. We have concentrated on our product offerings to be at the leading edge of new product development and enhancements provided to our customers from our internet service portal, i-Business Banking, to our latest product offering, i-Business Capture, allowing customers to make deposits at our banks without leaving their office.
Broad Product Offering. We provide our customers a variety of products and services from loans to treasury management. As we continue to understand the needs of our customers, we will concentrate on deepening these relationships in 2007 through cross-selling initiatives.
We will continue in 2007 to aggressively promote our commercial banking expansion initiatives for “Business Banking at Its Best” highlighting the personal customer service of community banks with the technology capabilities of the big banks. High tech, high touch; not high tech, no touch.

Some highlights that point to our banks’ success:

•	Customer base has grown to approximately 130,000, up from 120,000 in 2005;

•	Average deposits per bank group exceeded $524 million, up from $518 million a year ago;

•	Average deposits per banking facility remained relatively stable at approximately $108 million in 2006 and 2005 which is a good result given that we opened 11 new facilities or 18% more; and,

•	29% growth in commercial/commercial real estate loan balances.

Below is a chart of FDIC deposit market share as of June 30, 2006, for each Wintrust main bank zip code.

Deposit
Market
	De Novo	Acquisition	Share
Bank	Opening	Date	Rank

1. Lake Forest Bank	12/91		1 (out of 9)
2. Hinsdale Bank	10/93		3 (out of 13)
3. North Shore Bank	9/94		1 (out of 8)
4. Libertyville Bank	10/95		1 (out of 10)
5. Barrington Bank	12/96		2 (out of 8)
6. Crystal Lake Bank	12/97		2 (out of 15)
7. Northbrook Bank	11/00		2 (out of 14)
8. Advantage Bank		10/03	3 (out of 15)
9. Village Bank		12/03	1 (out of 10)
10. Beverly Bank	4/04		3 (out of 10)
11. Wheaton Bank		9/04	5 (out of 16)
12. Town Bank		10/04	1 (out of 5)
13. State Bank		1/05	1 (out of 6)
14. Old Plank Bank	3/06		4 (out of 11)

16	Wintrust Financial Corporation

Each of our bank groups is charged with expanding and opening new facilities. These carefully planned opportunities allow us to broaden our banks’ footprints and provide neighboring communities with our superior customer service and banking products. In 2006, we opened or expanded the following banking facilities (including acquisitions):

•	Algonquin Bank & Trust (permanent location with drive-through, a branch of Crystal Lake Bank & Trust Company);

•	Downers Grove Community Bank (conversion of previous Hinsbrook Bank & Trust-Downers Grove facility with drive through is now a branch of Hinsdale Bank & Trust Company);

•	Glen Ellyn Bank & Trust (conversion of previous Hinsbrook Bank & Trust-Glen Ellyn facility with drive-through is now a branch of Wheaton Bank & Trust Company);

•	Gurnee Community Bank (permanent location with drive-through, a branch of Libertyville Bank & Trust Company);

•	Hinsbrook Bank & Trust-Darien (conversion of previous Hinsbrook Bank & Trust facility with drive-through, now a branch of Hinsdale Bank & Trust Company);

•	Hinsbrook Bank & Trust-Willowbrook (conversion of previous Hinsbrook Bank & Trust facility with drive-through, now a branch of Hinsdale Bank & Trust Company);

•	Old Plank Trail Community Bank-Frankfort (temporary facility);

•	Old Plank Trail Community Bank-New Lenox (temporary facility);

•	Old Plank Trail Community Bank-Mokena (temporary facility);

•	St. Charles Bank & Trust Company (temporary main bank facility);

•	St. Charles Bank & Trust Company-Geneva (conversion of previous Hinsbrook Bank & Trust-Geneva facility with drive-through); and,

•	Town Bank-Elm Grove (branch facility with drive-through, a branch of Town Bank).
As we look to 2007, plans are being developed or construction is underway for a number of new or improved banking facilities including:

•	Carol Stream Bank & Trust (a branch of Wheaton Bank & Trust Company);

•	Hoffman Estates Community Bank (an additional branch of Barrington Bank & Trust Company);

•	Island Lake Community Bank (a branch of Libertyville Bank & Trust Company);

•	North Chicago Community Bank (a branch of Lake Forest Bank & Trust Company);

•	North Shore Community Bank & Trust (main bank expansion);

•	Old Plank Trail Community Bank-Frankfort (permanent bank branch facility with drive-through);

•	Old Plank Trail Community Bank-New Lenox (permanent main bank facility with drive-through);

•	Old Plank Trail Community Bank-Mokena (permanent bank branch facility with drive-through);

•	Old Town Bank & Trust-Bloomingdale (a branch of Advantage National Bank);

•	Palatine Bank & Trust (new main bank facility with drive-through, a branch of Barrington Bank);

•	State Bank of The Lakes-Antioch (an additional branch of State Bank of The Lakes in East Antioch);

•	Town Bank of Elm Grove (new bank branch facility); and,

•	Town Bank of Hartland (permanent bank branch facility).

2006 Annual Report	17

Wealth Management
Having recently celebrated its 75th Anniversary, the Wayne Hummer Companies and their team of experts in investments, trust services, asset management, and financial planning provide clients sophisticated financial advice using a complete range of wealth management products and services. Wayne Hummer offers the products, technology, and experience of a larger national firm but with the highly personal service and attention of a boutique firm. Wayne Hummer Investments, LLC, Wayne Hummer Trust Company, N.A., and Wayne Hummer Asset Management Company comprise the wealth management component of the Wintrust organization.
Wayne Hummer has 160 professionals employed at over 20 locations throughout the greater Chicagoland area and parts of Wisconsin, as well as 22 correspondent firm offices in the Midwest. During 2006, Wayne Hummer added professionals to our Illinois banking locations in Arlington Heights, Algonquin, and Beverly. The offering of wealth management services continues to be well received by our banking customers.
Wayne Hummer anticipates continued expansion of its offices during 2007 with particular emphasis on personnel growth as it plans to hire 14 additional professionals into the various wealth management divisions including Financial Advisors, Portfolio Managers, and other various individuals to launch the new “farm team,” a group of aspiring financial professionals who will be groomed to become trusted financial advisors. The development of the “Wayne Hummer Way,” which is the unique team approach to wealth management solutions revolving around the needs of each client, will lay the foundation to fortify its competitive advantage in the financial services market. By beginning every client relationship with a Comprehensive Financial Review, Wayne Hummer will effectively introduce its clients to appropriate products and leverage the services and expertise of the entire organization.
During the past year, to better align its sales team for improved success in the future, Wayne Hummer Investments upgraded the sales support system to a state-of-the-art platform designed specifically for client account maintenance and trading functionality. The user-friendliness of the new SmartStation platform paired with its extensive research capabilities allows Wayne Hummer Financial Advisors to quickly and conveniently respond to client inquiries and requests. Clients were also introduced to the high-tech world of electronic transactions. Not only can clients elect to receive statements and trade confirmations via e-mail, but they can also place trades when they sign-up for online trading.
In further efforts to extend the Wayne Hummer brand name, after careful consideration of the needs of our clients, it was determined that it was no longer beneficial to operate two separate broker-dealers. Therefore, in December 2006, Focused Investments, a subsidiary of Wayne Hummer Investments, was merged into its parent and now operates as one broker-dealer under the Wayne Hummer Investments name. Separately, as a result of the Wintrust merger with Hinsbrook Bank & Trust, the Wayne Hummer Trust Company was able to combine the resources of the Hinsbrook Trust Department with those of its own to expand service offerings to new clientele.
Wayne Hummer Asset Management Company spent significant time refocusing the investment management process and found strong success and outstanding first-year investment returns with its new PathMaster product, an ETF-based mutual fund. PathMaster proved to be a catalyst for continued investment opportunities within the Wayne Hummer companies.

18	Wintrust Financial Corporation

Other Strategic Companies
FIRST Insurance Funding Corp.
Last year was a tough one for the premium finance industry as shrinking insurance premiums, rising interest rates and industry consolidation conspired to constrain loan volume and squeeze margins. However, FIRST once again proved its industry leadership by achieving solid growth, reaching $3.0 billion in loan volume, an increase over 2005 new loan volume of $2.7 billion.
FIRST also strengthened its position as the finance company of choice for successful, independent insurance agents by winning the exclusive endorsement of Assurex Global from a competitor that had held the endorsement for more than three decades. This endorsement should bring FIRST meaningful new business over the next few years. FIRST gained this endorsement while maintaining the endorsements of other strong independent agent associations like The Council of Insurance Agents & Brokers and the Agency Peak Performance Exchange.
These endorsements, along with an expanded sales force and continued aggressive sales and marketing efforts, are helping FIRST to lay the groundwork for a successful 2007, which will also see FIRST’s continued expansion into insurance company billing programs and the small business market.
FIRST remains committed to making asset quality as important as volume growth. This is seen in the fact that FIRST's 2006 non-performing assets were 1.07% of outstandings with charge-offs of only 0.22% of average outstanding loans.
As one of the largest premium finance companies in the country, FIRST continues to prove its industry leadership with cutting edge technology, unique products and services and, what we believe to be, one of the cleanest portfolios in the industry.
Tricom Inc. of Milwaukee
The general temporary staffing industry saw tepid growth in 2006. However, Tricom, celebrating its seventh year as a Wintrust subsidiary, maintained a net revenue contribution to the company of $8.5 million in 2006, and a net income contribution of $1.8 million. Good results, considering the overall temporary help business.
Growth in 2007 will come from possible acquisitions, as well as a focused effort on growing the business via a comprehensive sales and marketing effort. An analysis of our primary competition has yielded certain strategic benefits for firms that work with us. Aggressively marketing this advantage, we hope to attract many of the firms in the temporary staffing industry to our leading, all-inclusive solutions that quite frankly, outshine our

2006 Annual Report	19

competition. Where needed, this will include matching or beating our competitors rates in the short-term.
WestAmerica Mortgage Company
In 2006, WestAmerica focused on consolidation and expense reduction after concentrating on growth the previous few years. Warehouse interest spread was virtually nonexistent with the inverted yield curve. Volume reduction throughout the industry contributed to increased pressure on margins. WestAmerica ended 2006 with $1.5 billion in originations down from $1.7 billion in 2005.
For 2007, WestAmerica will continue to improve efficiencies and manage every production branch to ensure they contribute to corporate profitability. The focus will remain on profitability instead of growth. Offering a full array of mortgage products will again be emphasized in the ever changing mortgage origination marketplace.
Wintrust Information Technology Services (WITS)
Internet and computer security is always on everyone’s mind, especially these days with stories of “phishing” and identity theft. Given this environment, WITS continues monitoring developments to provide the highest practical level of customer information security. By keeping a watchful eye on our network, including events as they are happening, we are better positioned to prevent any potential loss of our customers’ valuable information.
2006 was a year of operational support and integrations for WITS. We made a number of improvements for our technical support area including an enhanced project management process. A number of improvements were made for our retail customers with our new Internet Banking and Voice Response services. Our commercial customers received a new service in I-Business Capture, our remote deposit product. Additionally, WITS provided the full integration of Town Bank and Hinsbrook Bank & Trust into our network and systems.
For 2007, WITS looks to continue to provide our banks and other subsidiaries the best IT support available.

20	Wintrust Financial Corporation

Growth and Earnings Strategies

#1 Strategy is Best Customer Service, Bar None.
We make fulfilling clients’ needs priority one, whether that be banking, mortgages, wealth management, premium finance or any of our other businesses. This results in more satisfied customers and higher customer loyalty.
On the banking side, what really separates us from our big bank competitors is our superior customer service. Customers may come to us because of a certain product or an attractive price, but they stay with us because of our service.
On a regular basis we measure bank customer satisfaction and our delivery of customer service. In our 2006 survey, we are pleased to note that on average our Wintrust community banks were rated “excellent” or “good” on overall level of service by more than 80% of customers. And, on average, over 85% of respondents rated their Wintrust community banks’ delivery of customer service as “excellent” or “good” versus the competition. This level of satisfaction is outstanding and will result in higher loyalty to our brands.
Profitable Growth Formula
Our formula for growth includes four “building block” strategies that provide the framework for Wintrust’s strong growth and earnings:
1.	Building a base of community banks;

2.	Growing commercial banking business;

3.	Expanding wealth management distribution; and

4.	Developing asset niches and other income generators to fuel growth.
1. Building Base of Community Banks
The first of our building block strategies is that of building a strong base of community bank franchises. At year end, Wintrust had 15 bank charters with 73 locations — 69 in Illinois and four in Wisconsin. Nine banks and 51 facilities were de novo launches over the last fifteen years. Seven banks and 22 facilities have been added via acquisition since 2003. (One of our acquired charters was combined into another in-market charter.) In 2007, we have plans to add additional branches via de novo launches and perhaps acquisition if the correct opportunity presents itself.

According to FDIC deposit data as of June 30, 2006, we are the eighth largest bank group in the Chicago Standard Metropolitan Statistical Area (SMSA) and have the highest number of individual bank charters.
Deposit Market Share-Chicago SMSA

	In-market	Deposit	Year Ago
	Deposit	Market	Market Share	Headquarter
Bank Holding Company	Dollars	Share %	Change	Location

1) JP Morgan Chase & Co.	$40.1 BB	15.30%	-0.72%	New York, NY
2) ABN AMRO Holding N.V.	$37.0 BB	14.11%	1.19%	Netherlands
3) Bank of Montreal	$25.6 BB	9.77%	0.03%	Canada
4) Fifth Third Bancorp	$ 8.5 BB	3.23%	-0.13%	Cincinnati, OH
5) Corus Bankshares	$ 8.3 BB	3.18%	0.88%	Chicago, IL
6) Royal Bank of Scotland Group	$ 7.3 BB	2.79%	0.10%	Scotland
7) Northern Trust Corporation	$ 7.3 BB	2.79%	-0.74%	Chicago, IL
8) Wintrust Financial Corporation	$ 7.2 BB	2.75%	0.24%	Lake Forest, IL

Source: FDIC website — Summary of Deposits as of June 30 2006. Market share data is for the Chicago Standard Metropolitan Statistical Area.

2006 Annual Report	21

Wintrust banks use a proven mix of operating and marketing strategies that allow us to position ourselves differently from the centralized big banks and to better deliver our community bank benefits. Our unique bank growth strategies include:
Decentralized Management. Each of our 15 banks has profit responsibilities and the authority to make decisions locally. As compared to the rigid, centralized approach of most big banks, our local decision making structure results in more flexibility, customized products to better meet local needs, sharper pricing, quicker decisions, more community involvement, and customer service more in tune with local customers and businesses. This allows Wintrust to truly operate real community banks with local roots and local decision making. And because our management teams are allowed the autonomy to essentially operate like an independent bank, we are able to attract and retain the best and most entrepreneurial bankers in the area who want to run their own show.
Local Board and Local Bankers. Each of our banks is governed by its own local board of directors. These boards are made up of business and community leaders who are influential in the markets served by their bank. Their oversight, local contacts and involvement are keys to making our banks real community banks.
Our management teams include experienced bankers who are well known in their markets. We also staff our banks with local bankers who are deeply involved in the community as well. Our bankers’ local roots are also an important part of being a good hometown bank. Most local residents and businesses prefer to bank with a local institution staffed with local bankers that know them and can better meet their needs.
Local Branding. Not only do we run our banks locally, but we brand many of our banks and branches after the local communities as well. The Hinsdale Bank & Trust group is a good example, with its branches also positioned locally as Clarendon Hills Bank, The Community Bank of Western Springs, Riverside Bank, Downers Grove Community Bank, and Hinsbrook Bank & Trust.
Aggressive Marketing Plans. Wintrust uses very aggressive introductory marketing programs designed to acquire new customers when we enter a new market. Quickly expanding the customer base allows us to grow into our overhead and become profitable sooner. It also helps us move toward the #1 or #2 market share in the first few years after opening a location. After our introductory period, our banks continue to be aggressive with marketing to grow household penetration and accounts per household.
Creative Anti-Big Bank Advertising. Our retail advertising mission dictates that superior advertising must create traffic and grow business in the short term while it builds our distinct positioning for the long term. We help accomplish this mission by creating ads that poke fun at the big banks and positioning them as profits-over-service institutions as compared to our community banks’ preferred customer-first focus. Please enjoy the ads we have scattered throughout this report.

22	Wintrust Financial Corporation

2. Growing Commercial Banking Business
In 2006, we kicked off our second “building block” strategy, a major Wintrust-wide initiative designed to aggressively grow our commercial banking business, both on the lending side as well as the deposit side. Our key target is middle market commercial and industrial business and our key competition is the larger banks. To better compete, we have invested in both product and personnel. We now have sophisticated cash management capabilities that are every bit as good as the big banks and the professionals who know how to sell and implement these programs.
3. Expanding Wealth Management Services
Our third “building block” strategy is the expansion of wealth management. Given the affluent markets in which most Wintrust banks operate, a large opportunity is to convince our bank customers that we can better serve their wealth management needs. They have significant wealth management assets at other firms, just not with us...yet.
In 2007, we have plans to continue to increase the number of Wayne Hummer wealth management personnel at our banks. We are actively recruiting professionals from large multi-national and regional firms. Many of the opportunities for these new wealth management experts will be in our community banks where they can work in the same community in which they live.
4. Developing Asset Niches and Other Income Generators
Our fourth “building block” strategy is the development and growth of asset niches and other income generators. Most community banks have difficulty generating loans from local consumers and small businesses that represent more than 60% of their lending capacity without compromising credit quality. That’s because in many suburban communities, there are more consumer and small business deposit opportunities than there are loans.
To overcome this limitation, we augment our community banks’ loan portfolios with non-traditional earning assets. This not only improves the profitability of our community banks and gives us additional income to continue to invest in growth, but diversifies our loan portfolios and allows the banks to maintain their credit standards by not feeling compelled to pursue inappropriately priced or structured credits for the sake of earnings growth.

2006 Annual Report	23

To create these additional assets, we operate several non-bank financial services companies and have developed internally a number of non-traditional bank lending functions. Non-bank asset niches account for 18.6% of total loans while specialty banking asset niches account for 6.0%.

% of Total Loans

Non-Bank Asset Niches

• Commercial premium finance lending (FIRST Insurance Funding)	17.9%

• Temporary staffing industry financing (Tricom)	0.7%

18.6%

Specialty Banking Asset Niches

• Indirect auto lending (Hinsdale Bank)	3.6%

• Mortgage warehouse lending (Hinsdale Bank)	1.0%

• Condominium and association lending (Community Advantage-Barrington Bank)	0.7%

• Small craft aviation lending (North American Aviation Finance-Crystal Lake Bank)	0.7%

6.0%

Technology, the Great Equalizer
Technology allows Wintrust to provide better customer support, whether it be superior back-end software for our customer service representatives or state-of-the-art online banking applications for our customers. We have always been committed to providing our customers with the best and most recent on-line technology and other high-tech services; and in doing so, generating operating efficiencies to improve our earnings. Here are some key technology initiatives for 2007:
•	Completion of our banks’ web site upgrade—New design will offer better content and state of the art navigation;

•	Another update of internet banking services—improved functionality of on-line banking, bill pay and bill presentment;

•	Continue to review centralized common banking applications for cost reduction, increased quality control and support efficiencies;

•	Complete implementation of the selected centralized document imaging service for the Wintrust companies;

•	Implement enhanced Account Analysis functionality for our commercial business;

•	Implement a fully automated wire transfer system;

•	Add Electronic transaction functionality for our commercial customers to offer their customers; and

•	Add improved international wire transfer services for commercial customers.
Investor Relations
In 2007, we will continue to execute our investor relations plan which includes presenting at investor conferences, providing interviews and story ideas to financial publications, distributing investor packages to interested investors through various programs, and meeting with interested institutional buyers. Meeting with analysts and communicating our story creates

24	Wintrust Financial Corporation

Acquisition Strategy

awareness about our Company. This is an important responsibility of management.
Acquisitions remain an important and viable source of growth for many companies. Since 1999, Wintrust has added various banking and other complementary businesses via acquisitions. These acquisitions are an important tactic for Wintrust to add key strategic and niche assets, as well as to expand into banking locations and markets, creating value for our shareholders.
Banking Acquisitions
Over the past few years, we have been contacted by many Illinois, Wisconsin and Indiana community banks with the goal of merging their community-based bank and branches into our Wintrust family of banks. This year has not been any different. In 2006, we completed an acquisition of Hinsbrook Bancshares, the parent company of Hinsbrook Bank & Trust.
It is our goal to continue to add new banks in attractive markets, either on a de novo basis or by acquisition, taking into account business sense and shareholder value. Our bank acquisitions have proved successful in the past. Our acquired banks have grown deposits and assets, as well as significantly growing their market share.
Other Acquisitions
Your management team and Board of Directors continue to evaluate additional non-banking acquisition opportunities. These include businesses within the wealth management arena, and asset and fee income generators as well. Adding these types of companies to our “stable” should add diversified earning asset and fee-based income to supplement and diversify Wintrust’s revenue stream.

2006 Annual Report	25

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
Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2006, in relation to criteria for the effective internal control over financial reporting as described in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2006, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control — Integrated Framework.” Ernst & Young LLP, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Edward J. Wehmer	David L. Stoehr
President &	Executive Vice President &
Chief Executive Officer	Chief Financial Officer
Lake Forest, Illinois
February 28, 2007

26	Wintrust Financial Corporation

Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Wintrust Financial Corporation
We have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting, that Wintrust Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wintrust Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Wintrust Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Wintrust Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Wintrust Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 28, 2007 expressed an unqualified opinion thereon.
Chicago, Illinois
February 28, 2007

2006 Annual Report	27

Consolidated Financial Statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

	December 31,

	2006	2005

Assets
Cash and due from banks	$169,071	158,136
Federal funds sold and securities purchased under resale agreements	136,221	183,229
Interest bearing deposits with banks	19,259	12,240
Available-for-sale securities, at fair value	1,839,716	1,799,384
Trading account securities	2,324	1,610
Brokerage customer receivables	24,040	27,900
Mortgage loans held-for-sale	148,331	85,985
Loans, net of unearned income	6,496,480	5,213,871
Less: Allowance for loan losses	46,055	40,283

Net loans	6,450,425	5,173,588

Premises and equipment, net	311,041	247,875
Accrued interest receivable and other assets	180,889	272,772
Goodwill	268,936	196,716
Other intangible assets	21,599	17,607

Total assets	$9,571,852	8,177,042

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing	$699,203	620,091
Interest bearing	7,170,037	6,109,343

Total deposits	7,869,240	6,729,434

Notes payable	12,750	1,000
Federal Home Loan Bank advances	325,531	349,317
Other borrowings	162,072	95,796
Subordinated notes	75,000	50,000
Long-term debt — trust preferred securities	249,828	230,458
Accrued interest payable and other liabilities	104,085	93,126

Total liabilities	8,798,506	7,549,131

Shareholders’ equity:
Preferred stock, no par value; 20,000,000 shares authorized; no shares issued and outstanding at December 31, 2006 and 2005	—	—
Common stock, no par value; $1.00 stated value; 60,000,000 shares authorized at December 31, 2006 and 2005; 25,802,024 and 23,940,744 shares issued at December 31, 2006 and 2005, respectively	25,802	23,941
Surplus	519,233	420,426
Treasury stock, at cost, 344,089 shares at December 31, 2006	(16,343)	—
Common stock warrants	681	744
Retained earnings	261,734	201,133
Accumulated other comprehensive loss	(17,761)	(18,333)

Total shareholders’ equity	773,346	627,911

Total liabilities and shareholders’ equity	$9,571,852	8,177,042

See accompanying Notes to Consolidated Financial Statements.

28	Wintrust Financial Corporation

Consolidated Financial Statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years Ended December 31
	2006	2005	2004

Interest income
Interest and fees on loans	$456,384	335,391	218,298
Interest bearing deposits with banks	651	279	80
Federal funds sold and securities purchased under resale agreements	5,393	3,485	934
Securities	93,398	66,555	40,891
Trading account securities	51	68	130
Brokerage customer receivables	2,068	1,258	1,413

Total interest income	557,945	407,036	261,746

Interest expense
Interest on deposits	265,729	156,252	83,135
Interest on Federal Home Loan Bank advances	14,675	11,912	8,070
Interest on notes payable and other borrowings	5,638	4,178	2,358
Interest on subordinated notes	4,695	2,829	2,891
Interest on long-term debt — trust preferred securities	18,322	15,106	7,468

Total interest expense	309,059	190,277	103,922

Net interest income	248,886	216,759	157,824
Provision for credit losses	7,057	6,676	6,298

Net interest income after provision for credit losses	241,829	210,083	151,526

Non-interest income
Wealth management	31,720	30,008	31,656
Mortgage banking	22,341	25,913	18,250
Service charges on deposit accounts	7,146	5,983	4,100
Gain on sales of premium finance receivables	2,883	6,499	7,347
Administrative services	4,598	4,539	3,984
Fees from covered call and put options	3,157	11,434	11,121
Gains on available-for-sale securities, net	17	1,063	1,863
Other	19,370	8,118	7,131

Total non-interest income	91,232	93,557	85,452

Non-interest expense
Salaries and employee benefits	137,008	118,071	94,049
Equipment	13,529	11,779	9,074
Occupancy, net	19,807	16,176	10,083
Data processing	8,493	7,129	5,560
Advertising and marketing	5,074	4,970	3,403
Professional fees	6,172	5,609	5,376
Amortization of other intangible assets	3,938	3,394	1,110
Other	34,799	31,562	27,436

Total non-interest expense	228,820	198,690	156,091

Income before income taxes	104,241	104,950	80,887
Income tax expense	37,748	37,934	29,553

Net income	$66,493	67,016	51,334

Net income per common share — Basic	$2.66	2.89	2.49

Net income per common share — Diluted	$2.56	2.75	2.34

See accompanying Notes to Consolidated Financial Statements.

2006 Annual Report	29

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands, except share data)

							Accumulated
	Compre-						other
	hensive				Common		comprehensive	Total
	income	Common		Treasury	stock	Retained	income	shareholders'
	(loss)	stock	Surplus	stock	warrants	earnings	(loss)	equity

Balance at December 31, 2003		$20,066	243,626	—	1,012	92,301	(7,168)	349,837

Comprehensive income:
Net income	$51,334	—	—	—	—	51,334	—	51,334
Other comprehensive loss, net of tax:
Unrealized losses on securities, net of reclassification adjustment	(353)	—	—	—	—	—	(353)	(353)
Unrealized gains on derivative instruments	163	—	—	—	—	—	163	163

Comprehensive Income	51,144

Cash dividends declared on common stock		—	—	—	—	(4,069)	—	(4,069)

Common stock issued for:
Business combinations		1,035	58,903	—	—	—	—	59,938
Exercise of stock options		474	13,004	—	—	—	—	13,478
Employee stock purchase plan		27	1,303	—	—	—	—	1,330
Restricted stock awards		28	907	—	—	—	—	935
Exercise of common stock warrants		94	1,236	—	(184)	—	—	1,146
Director compensation plan		5	168	—	—	—	—	173

Balance at December 31, 2004		21,729	319,147	—	828	139,566	(7,358)	473,912

Comprehensive income:
Net income	67,016	—	—	—	—	67,016	—	67,016
Other comprehensive loss, net of tax:
Unrealized losses on securities, net of reclassification adjustment	(11,081)	—	—	—	—	—	(11,081)	(11,081)
Unrealized gains on derivative instruments	106	—	—	—	—	—	106	106

Comprehensive Income	56,041

Cash dividends declared on common stock		—	—	—	—	(5,449)	—	(5,449)

Common stock issued for:
New issuance, net of costs		1,000	54,845	—	—	—	—	55,845
Business combinations		601	29,986	—	—	—	—	30,587
Exercise of stock options		461	12,692	—	—	—	—	13,153
Employee stock purchase plan		35	1,679	—	—	—	—	1,714
Restricted stock awards		19	832	—	—	—	—	851
Exercise of common stock warrants		89	935	—	(84)	—	—	940
Director compensation plan		7	310	—	—	—	—	317

Balance at December 31, 2005		23,941	420,426	—	744	201,133	(18,333)	627,911

Comprehensive income:
Net income	66,493	—	—	—	—	66,493	—	66,493
Other comprehensive income, net of tax:
Unrealized gains on securities, net of reclassification adjustment	2,051	—	—	—	—	—	2,051	2,051
Unrealized losses on derivative instruments	(1,479)	—	—	—	—	—	(1,479)	(1,479)

Comprehensive Income	$67,065

Cash dividends declared on common stock		—	—	—	—	(6,961)	—	(6,961)

Treasury stock purchases		—	—	(16,343)	—	—	—	(16,343)
Cumulative effect of change in accounting for mortgage servicing rights		—	—	—	—	1,069	—	1,069
Stock-based compensation		—	17,282	—	—	—	—	17,282
Common stock issued for:
New issuance, net of costs		200	11,384	—	—	—	—	11,584
Business combinations		1,123	55,965	—	—	—	—	57,088
Exercise of stock options		401	11,255	—	—	—	—	11,656
Employee stock purchase plan		37	1,949	—	—	—	—	1,986
Restricted stock awards		73	(73)	—	—	—	—	—
Exercise of common stock warrants		14	476	—	(63)	—	—	427
Director compensation plan		13	569	—	—	—	—	582

Balance at December 31, 2006		$25,802	519,233	(16,343)	681	261,734	(17,761)	773,346

See accompanying Notes to Consolidated Financial Statements.

30	Wintrust Financial Corporation

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2006	2005	2004
Operating Activities:
Net income	$66,493	67,016	51,334
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	7,057	6,676	6,298
Depreciation and amortization	17,622	14,113	9,805
Deferred income tax (benefit) expense	(1,207)	345	2,956
Shared-based compensation	12,159	4,450	—
Tax benefit from stock-based compensation arrangements	5,281	7,038	8,671
Excess tax benefits from stock-based compensation arrangements	(4,565)	—	—
Net (accretion) amortization of premium on securities	(1,136)	2,638	2,259
Fair market value change of interest rate swaps	(1,809)	1,809	—
Originations and purchases of mortgage loans held-for-sale	(1,971,894)	(2,198,638)	(1,520,848)
Proceeds from sales of mortgage loans held-for-sale	1,922,284	2,227,636	1,571,524
Gain on sales of premium finance receivables	(2,883)	(6,499)	(7,347)
Net (increase) decrease in trading securities	(714)	1,989	70
Net decrease in brokerage customer receivables	3,860	3,947	2,065
Gain on mortgage loans sold	(12,736)	(10,054)	(11,117)
Gains on available-for-sale securities, net	(17)	(1,063)	(1,863)
(Gain) loss on sales of premises and equipment, net	(14)	40	(535)
(Increase) decrease in accrued interest receivable and other assets, net	(10,307)	(4,507)	8,515
Increase (decrease) in accrued interest payable and other liabilities, net	13,918	(30)	2,744

Net Cash Provided by Operating Activities	41,392	116,906	124,531

Investing Activities:
Proceeds from maturities of available-for-sale securities	857,199	384,840	179,643
Proceeds from sales of available-for-sale securities	372,613	1,068,470	922,732
Purchases of available-for-sale securities	(1,069,596)	(1,827,642)	(1,477,226)
Proceeds from sales of premium finance receivables	302,882	561,802	495,720
Net cash paid for acquisitions	(51,070)	(79,222)	(7,433)
Net (decrease) increase in interest bearing deposits with banks	(6,819)	(7,191)	16,769
Net increase in loans	(1,211,300)	(1,007,090)	(1,114,479)
Purchases of Bank Owned Life Insurance	—	—	(7,861)
Purchases of premises and equipment, net	(64,824)	(47,006)	(30,606)

Net Cash Used for Investing Activities	(870,915)	(953,039)	(1,022,741)

Financing Activities:
Increase in deposit accounts	717,044	1,038,247	679,237
Increase (decrease) in other borrowings, net	63,476	(133,755)	22,236
Increase (decrease) in notes payable, net	11,750	(5,000)	(25,000)
(Decrease) increase in Federal Home Loan Bank advances, net	(36,080)	22,815	136,000
Net proceeds from issuance of long-term debt — trust preferred securities	50,000	40,000	90,000
Redemption of long-term debt — trust preferred securities, net	(31,050)	(20,000)	—
Proceeds from issuance of subordinated note	25,000	—	—
Repayment of subordinated note	(8,000)	—	—
Excess tax benefits from stock-based compensation arrangements	4,565	—	—
Issuance of common stock, net of issuance costs	11,584	55,845	—
Issuance of common stock resulting from exercise of stock options, employee stock purchase plan and conversion of common stock warrants	8,465	8,769	7,283
Treasury stock purchases	(16,343)	—
Dividends paid	(6,961)	(5,449)	(4,069)

Net Cash Provided by Financing Activities	793,450	1,001,472	905,687

Net (Decrease) Increase in Cash and Cash Equivalents	(36,073)	165,339	7,477
Cash and Cash Equivalents at Beginning of Year	341,365	176,026	168,549

Cash and Cash Equivalents at End of Year	$305,292	341,365	176,026

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$304,088	183,804	102,387
Income taxes, net	33,821	28,618	18,365
Acquisitions:
Fair value of assets acquired, including cash and cash equivalents	483,723	707,406	722,057
Value ascribed to goodwill and other intangible assets	79,832	92,597	72,821
Fair value of liabilities assumed	448,409	660,452	686,281
Non-cash investing activities:
Common stock issued for acquisitions	57,088	30,587	59,938
Transfer to other real estate owned from loans	2,439	1,456	1,819

See accompanying Notes to Consolidated Financial Statements.

2006 Annual Report	31

Notes to Consolidated Financial Statements

Description of the Business
Wintrust Financial Corporation (“Wintrust” or “the Company”) is a financial holding company currently engaged in the business of providing traditional community banking services to customers in the Chicago metropolitan area and southern Wisconsin. Additionally, the Company operates various non-bank subsidiaries.
Wintrust has 15 wholly-owned bank subsidiaries (collectively, “the Banks”), nine of which the Company started as de novo institutions, including Lake Forest Bank & Trust Company (“Lake Forest Bank”), Hinsdale Bank & Trust Company (“Hinsdale Bank”), North Shore Community Bank & Trust Company (“North Shore Bank”), Libertyville Bank & Trust Company (“Libertyville Bank”), Barrington Bank & Trust Company, N.A. (“Barrington Bank”), Crystal Lake Bank & Trust Company, N.A. (“Crystal Lake Bank”), Northbrook Bank & Trust Company (“Northbrook Bank”), Beverly Bank & Trust Company, N.A. (“Beverly Bank”) and Old Plank Trail Community Bank, N.A. (“Old Plank Trail Bank”). The Company acquired Advantage National Bank (“Advantage Bank”) in October 2003, Village Bank & Trust (“Village Bank”) in December 2003, Northview Bank & Trust (“Northview Bank”) in September 2004, Town Bank in October 2004, State Bank of The Lakes in January 2005, First Northwest Bank in March 2005 and Hinsbrook Bank and Trust (“Hinsbrook Bank”) in May 2006. In December 2004, Northview Bank’s Wheaton branch became its main office, it was renamed Wheaton Bank & Trust (“Wheaton Bank”) and its two Northfield locations became branches of Northbrook Bank and its Mundelein location became a branch of Libertyville Bank. In May 2005, First Northwest Bank was merged into Village Bank. In November 2006, Hinsbrook Bank’s Geneva branch was renamed St. Charles Bank & Trust (“St. Charles Bank”), its Willowbrook, Downers Grove and Darien locations became branches of Hinsdale Bank and its Glen Ellyn location became a branch of Wheaton Bank.
The Company provides, on a national basis, loans to businesses to finance insurance premiums on their commercial insurance policies (“premium finance receivables”) through First Insurance Funding Corporation (“FIFC”). FIFC is a wholly-owned subsidiary of Crabtree Capital Corporation (“Crabtree”) which is a wholly-owned subsidiary of Lake Forest Bank.
Wintrust, through Tricom, Inc. of Milwaukee (“Tricom”), provides high-yielding short-term accounts receivable financing (“Tricom finance receivables”) and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to the temporary staffing industry, with clients located throughout the United States. Tricom is a wholly-owned subsidiary of Hinsdale Bank.
The Company provides a full range of wealth management services through its trust, asset management and broker-dealer subsidiaries. Trust and investment services are provided at the Banks through the Company’s wholly-owned subsidiary, Wayne Hummer Trust Company, N.A. (“WHTC”), a de novo company started in 1998. Wayne Hummer Investments, LLC (“WHI”) is a broker-dealer providing a full range of private client and securities brokerage services to clients located primarily in the Midwest. WHI has office locations in a majority of the Company’s Banks. WHI also provides a full range of investment services to individuals through a network of relationships with community-based financial institutions primarily in Illinois. WHI is a wholly-owned subsidiary of North Shore Bank. Focused Investments LLC was a wholly-owned subsidiary of WHI and was merged into WHI in December 2006. Wayne Hummer Asset Management Company (“WHAMC”) provides money management services and advisory services to individuals, institutions and municipal and tax-exempt organizations, in addition to portfolio management and financial supervision for a wide range of pension and profit-sharing plans. WHAMC is a wholly-owned subsidiary of Wintrust. WHI, WHAMC and Focused were acquired in 2002, and are collectively referred to as the “Wayne Hummer Companies”. In February 2003, the Company acquired Lake Forest Capital Management (“LFCM”), a registered investment advisor, which was merged into WHAMC.
In May 2004, the Company acquired SGB Corporation d/b/a WestAmerica Mortgage Company (“WestAmerica”) and its affiliate, Guardian Real Estate Services, Inc. (“Guardian”). WestAmerica engages primarily in the origination and purchase of residential mortgages for sale into the secondary market, and Guardian provides document preparation and other loan closing services to WestAmerica and a network of mortgage brokers. WestAmerica maintains principal origination offices in nine states, including Illinois, and originates loans in other states through wholesale and correspondent offices. WestAmerica and Guardian are wholly-owned subsidiaries of Barrington Bank.
Wintrust Information Technology Services Company (“WITS”) provides information technology support, item capture, imaging and statement preparation services to the Wintrust subsidiaries and is a wholly-owned subsidiary of Wintrust.

32	Wintrust Financial Corporation

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
Business Combinations
Business combinations are accounted for by the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of opera- tions of the acquired business are included in the income statement from the effective date of acquisition.
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

2006 Annual Report	33

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
The Company allocates the allowance for loan losses to specific loan portfolio groups and maintains its allowance for loan losses at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. The allowance for loan losses is based on the size and current risk characteristics of the loan portfolio, an assessment of Problem Loan Report loans and actual loss experience, changes in the composition of the loan portfolio, historical loss experience, changes in lending policies and procedures, including underwriting standards and collections, charge-off, and recovery practices, changes in the experience, ability and depth of lending management and staff, changes in national and local economic and business conditions and developments, including the condition of various market segments and changes in the volume and severity of past due and classified loans and trends in the volume of non-accrual loans, troubled debt restructurings and other loan modifications. The allowance for loan losses also includes an element for estimated probable but undetected losses and for imprecision in the credit risk models used to calculate the allowance. The Company reviews Problem Loan Report loans on a case-by-case basis to allocate a specific dollar amount of allowance, whereas all other loans are reserved for based on assigned allowance percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial and commercial real estate, residential real estate, home equity, premium finance receivables, indirect consumer, Tricom finance receivables and consumer. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more frequently if deemed necessary.
In accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” loans acquired after January 1, 2005, including debt securities, are recorded at the amount of the Company’s initial investment and no valuation allowance is carried over from the seller for individually-evaluated loans that have evidence of deterioration in credit quality since origination, and for which it is probable all contractual cash flows on the loan will be unable to be collected. Also, the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser’s initial investment are recognized as inter-

34	Wintrust Financial Corporation

est income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3.
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
Mortgage Servicing Rights
The Company originates mortgage loans for sale to the secondary market, the majority of which are sold without retaining servicing rights. There are certain loans, however, that are originated and sold to governmental agencies, with servicing rights retained. Mortgage servicing rights (MSR) associated with loans originated and sold, where servicing is retained, are capitalized at the time of sale at the future net cash flows expected to be realized for performing the servicing activities, carried at fair value and included in other assets in the consolidated statements of condition. The change in MSR fair value is recorded as a component of mortgage banking revenue in non-interest income in the consolidated statements of income. For purposes of measuring fair value, a third party valuation is obtained. This valuation stratifies the servicing rights into pools based on product type and interest rate. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate commensurate with the risk associated with that pool, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights to change significantly in the future. Prior to the adoption of SFAS 156, “Accounting for the Servicing of Financial Assets — An Amendment of FASB Statement No. 140” (“SFAS 156”) on January 1, 2006, the capitalized value of mortgage servicing rights were carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value.
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

2006 Annual Report	35

Administrative Services Revenue
Administrative services revenue is recognized as services are performed, in accordance with the accrual method of accounting. These services include providing data processing of payrolls, billing and cash management services to Tricom’s clients in the temporary staffing services industry.
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Useful lives range from two to ten years for furniture, fixtures and equipment, two to five years for software and computer-related equipment and seven to 39 years for buildings and improvements. Land improvements are amortized over a period of 15 years and leasehold improvements are amortized over the shorter of the useful life of the improvement or the term of the respective lease. Land and antique furnishings and artwork are not subject to depreciation. Expenditures for major additions and improvements are capitalized, and maintenance and repairs are charged to expense as incurred. Internal costs related to the configuration and installation of new software and the modification of existing software that provides additional functionality are capitalized. Equipment owned that is leased to customers under leasing contracts characterized as operating leases is also included in premises and equipment.
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
Other Real Estate Owned
Other real estate owned is comprised of real estate acquired in partial or full satisfaction of loans and is included in other assets. Other real estate owned is recorded at its estimated fair value less estimated selling costs at the date of transfer, with any excess of the related loan balance over the fair value less expected selling costs charged to the allowance for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount and are recorded in other non-interest expense. Gains and losses upon sale, if any, are also charged to other non-interest income or expense, as appropriate. At December 31, 2006 and 2005, other real estate owned totaled $572,000 and $1.4 million, respectively.
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
Bank-Owned Life Insurance
The Company owns bank-owned life insurance (“BOLI”) on certain executives. BOLI balances are recorded at their cash surrender values and are included in other assets. Changes in the cash surrender values are included in non-interest income. At December 31, 2006 and 2005, BOLI totaled $82.1 million and $70.3 million, respectively.
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

36	Wintrust Financial Corporation

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset or liability attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Formal documentation of the relationship between a derivative instrument and a hedged asset or liability, as well as the risk-management objective and strategy for undertaking each hedge transaction and an assessment of effectiveness is required at inception to apply hedge accounting. In addition, formal documentation of ongoing effectiveness testing is required to maintain hedge accounting.
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
Periodically, the Company sells options to an unrelated bank or dealer for the right to purchase certain securities held within the Banks’ investment portfolios. These option transactions are designed primarily to increase the total return associated with holding these securities as earning assets. These transactions do not qualify as hedges pursuant to SFAS 133 and, accordingly, changes in fair values of these contracts, are reported in other non-interest income. There were no covered call option contracts outstanding as of December 31, 2006 or 2005.
Long-term Debt — Trust Preferred Securities Offering Costs
In connection with the Company’s currently outstanding Long-term debt — trust preferred securities, approximately $726,000 of offering costs were incurred, including underwriting fees, legal and professional fees, and other costs. These costs are included in other assets and are being amortized as an adjustment to interest expense using a method that approximates the effective interest method. As of December 31, 2006, the unamortized balance of these costs was approximately $460,000. See Note 15 for further information about the Long-term debt — trust preferred securities.
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

2006 Annual Report	37

for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Stock-Based Compensation Plans
On January 1, 2006, the Company adopted provisions of FASB Statement No. 123(R), “Share-Based Payment” (“SFAS 123R”), using the modified prospective transition method. Under this transition method, compensation cost is recognized in the financial statements beginning January 1, 2006, based on the requirements of SFAS 123R for all share-based payments granted after that date and based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, “Accounting for Stock-Based Compensation” for all share-based payments granted prior to, but not yet vested as of December 31, 2005. Results for prior periods have not been restated.
Prior to 2006, the Company accounted for stock-based compensation using the intrinsic value method set forth in APB 25, as permitted by SFAS 123. The intrinsic value method provides that compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. As a result, for periods prior to 2006, compensation expense was generally not recognized in the Consolidated Statements of Income for stock options. Compensation expense has always been recognized for restricted share awards.
Compensation cost is measured as the fair value of the awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options and the market price of the Company’s stock at the date of grant is used to estimate the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.
SFAS 123R requires the recognition of stock based compensation for the number of awards that are ultimately expected to vest. As a result, recognized stock compensation expense was reduced for estimated forfeitures prior to vesting primarily based on historical forfeiture data. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances. Prior to January 1, 2006, actual forfeitures were accounted for as they occurred for purposes of required pro forma stock compensation disclosures.
The Company issues new shares to satisfy option exercises and vesting of restricted shares.
The following table reflects the Company’s pro forma net income and earnings per share as if compensation expense for the Company’s stock options, determined based on the fair value at the date of grant consistent with the method of SFAS 123, had been included in the determination of the Company’s net income for the years ended December 31, 2005 and 2004

	Years Ended December 31,
	2005	2004

Net income:
As reported	$67,016	51,334
Compensation cost of stock options based on fair value, net of related tax effect	(3,313)	(2,304)

Pro forma	$63,703	49,030

Earnings per share — Basic:
As reported	$2.89	2.49
Compensation cost of stock options based on fair value, net of related tax effect	(0.14)	(0.12)

Pro forma	$2.75	2.37

Earnings per share — Diluted:
As reported	$2.75	2.34
Compensation cost of stock options based on fair value, net of related tax effect	(0.13)	(0.11)

Pro forma	$2.62	2.23

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

38	Wintrust Financial Corporation

(2) Recent Accounting Pronouncements
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes,” effective for the Company beginning on January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 will not materially impact the consolidated financial statements.
Accounting for Certain Hybrid Financial Instruments
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”) which amends SFAS 133. SFAS 155 establishes a requirement to evaluate interests in securitized financial assets to identify hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 permits companies to irrevocably elect, on a deal by deal basis, fair value re-measurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The adoption of SFAS 155 will not materially impact the consolidated financial statements.
Fair Value Measurements
In September 2006, the FASB issued Statement of Financial Accounting Standards 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and requires expanded disclosure about the information used to measure fair value. The statement applies whenever other statements require, or permit, assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances and is effective January 1, 2008. The Company is currently assessing the impact of SFAS 157 on its financial statements.
Effects of Prior Year Misstatements
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not materially impact the consolidated financial statements.
Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”) which permits entities to measure eligible financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007, however early adoption is permitted. The Company is assessing the impact of SFAS 159 on its financial statements.
(3) Available-for-Sale Securities
A summary of the available-for-sale securities portfolio presenting carrying amounts and gross unrealized gains and losses as of December 31, 2006 and 2005 is as follows (in thousands):

	December 31, 2006				December 31, 2005
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value	cost	gains	losses	Value

U.S. Treasury	$35,990	8	(1,926)	34,072	36,577	—	(1,991)	34,586
U.S. Government agencies	696,946	396	(6,768)	690,574	724,273	79	(9,637)	714,715
Municipal	49,602	206	(599)	49,209	48,853	—	(456)	48,397
Corporate notes and other debt	61,246	391	(1,557)	60,080	8,467	—	(109)	8,358
Mortgage-backed	884,130	405	(18,247)	866,288	891,799	138	(17,870)	874,067
Federal Reserve/FHLB stock and other equity securities	138,283	1,210	—	139,493	119,103	158	—	119,261

Total available-for-sale securities	$1,866,197	2,616	(29,097)	1,839,716	1,829,072	375	(30,063)	1,799,384

2006 Annual Report	39

The following table presents the portion of the Company’s available-for-sale securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 (in thousands):

	Continuous unrealized		Continuous unrealized
	losses existing for		losses existing for
	less than 12 months		greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

U.S. Treasury	$—	—	32,540	(1,926)	32,540	(1,926)
U.S. Government agencies	90,635	(46)	279,716	(6,722)	370,351	(6,768)
Municipal	4,910	(273)	20,158	(326)	25,068	(599)
Corporate notes and other debt	51,582	(1,478)	7,846	(79)	59,428	(1,557)
Mortgage-backed	36,635	(579)	725,534	(17,668)	762,169	(18,247)

Total	$183,762	(2,376)	1,065,794	(26,721)	1,249,556	(29,097)

Management does not believe any individual unrealized loss as of December 31, 2006 represents an other-than-temporary impairment. The fair value of available-for-sale securities includes investments totaling approximately $1.0 billion with unrealized losses of $26.7 million, which have been in an unrealized loss position for greater than 12 months. U.S. Treasury, U.S. Government agencies and Mortgage-backed securities totaling $1.0 billion with unrealized losses of $26.3 million are primarily fixed-rate investments with temporary impairment resulting from increases in interest rates since the purchase of the investments. The Company has the intent and ability to hold these investments until such time as the value recovers or maturity.
The amortized cost and fair value of securities as of December 31, 2006 and 2005, by contractual maturity, are shown in the following table. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without penalties (in thousands):

	December 31, 2006		December 31, 2005
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$459,736	458,858	442,526	440,182
Due in one to five years	58,404	57,814	106,893	105,424
Due in five to ten years	295,613	287,258	254,756	246,516
Due after ten years	30,031	30,005	13,995	13,934
Mortgage-backed	884,130	866,288	891,799	874,067
Federal Reserve/FHLB Stock and other equity	138,283	139,493	119,103	119,261

Total available-for-sale securities	$1,866,197	1,839,716	1,829,072	1,799,384

In 2006, 2005 and 2004, the Company had gross realized gains on sales of available-for-sale securities of $510,000, $1.1 million and $2.2 million, respectively. During 2006, 2005 and 2004, gross realized losses on sales of available-for-sale securities totaled $493,000, $40,000 and $358,000, respectively. Proceeds from sales of available-for-sale securities during 2006, 2005 and 2004, were $373 million, $1.1 billion and $923 million, respectively. At December 31, 2006 and 2005, securities having a carrying value of $910.1 million and $774.5 million, respectively, were pledged as collateral for public deposits, trust deposits, Federal Home Loan Bank (“FHLB”) advances and securities sold under repurchase agreements. At December 31, 2006, there were no securities of a single issuer, other than U.S. Treasury obligations and other U.S. Government-sponsored agency securities, which exceeded 10% of shareholders’ equity.

40	Wintrust Financial Corporation

(4) Loans
A summary of the loan portfolio at December 31, 2006 and 2005 is as follows (in thousands):

	2006	2005

Commercial and commercial real estate	$4,068,437	3,161,734
Home equity	666,471	624,337
Residential real estate	207,059	275,729
Premium finance receivables	1,165,846	814,681
Indirect consumer loans	249,534	203,002
Tricom finance receivables	43,975	49,453
Consumer and other loans	95,158	84,935

Total loans	$6,496,480	5,213,871

At December 31, 2006 and 2005, premium finance receivables were recorded net of unearned income of $27.9 million and $16.0 million, respectively. Total loans include net deferred loan fees and costs and fair value purchase accounting adjustments totaling $5.3 million at December 31, 2006 and $3.9 million at December 31, 2005.
Certain real estate loans, including mortgage loans held-for-sale, and home equity loans with balances totaling approximately $607.1 million and $606.9 million, at December 31, 2006 and 2005, respectively, were pledged as collateral to secure the availability of borrowings from certain Federal agency banks. At December 31, 2006, approximately $364.1 million of these pledged loans are included in a blanket pledge of qualifying loans to the FHLB. The remaining $243.0 million of pledged loans was used to secure potential borrowings at the Federal Reserve Bank discount window. At December 31, 2006 and 2005, the Banks borrowed $325.5 million and $349.3 million, respectively, from the FHLB in connection with these collateral arrangements. See Note 12 for a summary of these borrowings.
The Company’s loan portfolio is generally comprised of loans to consumers and small to medium-sized businesses located within the geographic market areas that the Banks serve. The premium finance receivables and Tricom finance receivables portfolios are made to customers on a national basis and the majority of the indirect consumer loans are generated through a network of local automobile dealers. As a result, the Company strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. Such diversification reduces the exposure to economic downturns that may occur in different segments of the economy or in different industries.
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
Certain officers and directors of Wintrust and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. A rollforward of these loans is as follows (in thousands):

Balance at December 31, 2005	$5,772
New loans and advances	9,028
Maturities and paydowns	(6,657)

Balance at December 31, 2006	$8,143

(5) Allowance for Loan Losses and Allowance for Losses on Lending-Related Commitments
A summary of the activity in the allowance for loan losses for the years ended December 31, 2006, 2005, and 2004 is as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004

Allowance at beginning of year	$40,283	34,227	25,541
Provision for credit losses	7,057	6,676	6,298
Allowance acquired in business combinations	3,852	4,792	5,110
Reclassification from/(to) allowance for losses on lending-related commitments	92	(491)	—
Charge-offs	(8,477)	(6,523)	(4,870)
Recoveries	3,248	1,602	2,148

Allowance at end of year	$46,055	40,283	34,227

The Company also maintains an allowance for lending-related commitments, specifically unfunded loan commitments and letters of credit. The balance of the allowance for lending-related commitments was $457,000 and $491,000 at December 31, 2006 and 2005, respectively.

2006 Annual Report	41

A summary of non-accrual and impaired loans and their impact on interest income as well as loans past due greater than 90 days and still accruing interest are as follows (in thousands):

	Years Ended December 31,

	2006	2005	2004

Total non-accrual loans (as of year-end)	$23,509	18,693	13,724
Reduction of interest income from non-accrual loans	1,126	1,258	522
Average balance of impaired loans	10,230	9,331	6,681
Interest income recognized on impaired loans	140	581	73
Loans past due greater than 90 days and still accruing	13,365	7,496	4,864

Management evaluates the value of the impaired loans primarily by using the fair value of the collateral. A summary of impaired loan information at December 31, 2006 and 2005 is as follows (in thousands):

	2006	2005

Impaired loans	$11,191	11,530
Impaired loans that had allocated specific allowance for loan losses	6,165	6,383
Allocated allowance for loan losses	1,400	1,319

(6) Mortgage Servicing Rights
Effective January 1, 2006, the Company adopted the provisions of SFAS 156 and elected the fair value measurement method for mortgage servicing rights (“MSRs”). Upon adoption, the carrying value of the MSRs was increased to fair value by recognizing a cumulative effect adjustment of $1.7 million pre-tax, or $1.1 million after tax. Following is a summary of the changes in the carrying value of MSRs, accounted for at fair value, for the year ending December 31, 2006 (in thousands):

2006

Balance at beginning of year	$3,630
Cumulative effect of change in accounting	1,727
Additions from loans sold with servicing retained	579
Changes in fair value due to:
Payoffs and paydowns	(802)
Changes in valuation inputs or assumptions	(103)

Fair value at end of period	$5,031

Unpaid principal balance of mortgage loans serviced for others	$494,695

Prior to January 1, 2006, MSRs were accounted for at the lower of their initial carrying value, net of accumulated amortization, or fair value. MSRs were periodically evaluated for impairment, and a valuation allowance was established through a charge to income when the carrying value exceeded the fair value and was believed to be temporary.
Changes in the carrying value of MSRs, accounted for using the amortization method, for the years ended December 31, 2005 and 2004 follow (in thousands):

	2005	2004

Balance at beginning of year	$2,179	2,277
Balance acquired in business combinations	2,064	—
Additions from loans sold with servicing retained	810	969
Amortization	(1,423)	(1,067)

Balance at end of period	$3,630	2,179

Fair value at end of period	$5,357	2,669

Unpaid principal balance of mortgage loans serviced for others	$521,520	296,758

There was no valuation allowance at December 31, 2005 or December 31, 2004.
The capitalization of MSRs on loans sold as well as changes in fair values are recognized in mortgage banking revenue. MSRs are subject to decline in value from prepayment of the underlying loans. The Company does not specifically hedge its MSRs.
Fair values are provided by a third party which uses a discounted cash flow model that incorporates the objective characteristics of the portfolio as well as subjective valuation parameters that they believe purchasers of servicing would apply to such portfolios sold into the secondary market. The subjective factors include loan prepayment speeds, interest rates, servicing costs and other economic factors.
(7) Business Combinations
The Company completed one business combination in 2006. The acquisition was accounted for under the purchase method of accounting; thus, the results of operations prior to the effective date of acquisition is not included in the accompanying consolidated financial statements. Goodwill, core deposit intangibles and other purchase accounting adjustments were recorded upon the completion of the acquisition.

42	Wintrust Financial Corporation

On May 31, 2006, Wintrust completed the acquisition of Hinsbrook Bancshares, Inc. (“HBI”) and its wholly-owned subsidiary, Hinsbrook Bank & Trust, which has five Illinois locations in Willowbrook, Downers Grove, Darien, Glen Ellyn and Geneva. HBI was acquired for a total purchase price of $115.1 million, consisting of $58.2 million cash, the issuance of 1,120,033 shares of Wintrust’s common stock (then valued at $56.8 million) and vested stock options valued at $65,000. In the fourth quarter of 2006, the Willowbrook, Downers Grove and Darien branch locations of Hinsbrook Bank & Trust were merged into Hinsdale Bank, while the Glen Ellyn branch was merged into Wheaton Bank. The Hinsbrook Bank’s Geneva branch was renamed St. Charles Bank.
The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition for Hinsbrook (in thousands):

Assets:
Cash and due from banks	$7,146
Available-for-sale securities	77,713
Loans	378,883
Allowance for loan losses	(3,851)
Goodwill	71,902
Other intangible assets	7,930
Other assets	23,832

Total assets	$563,555

Liabilities and Equity:
Deposits	$423,102
Federal funds purchased	2,800
Borrowings	20,395
Other liabilities	2,112
Equity	115,146

Total liabilities and equity	$563,555

(8) Goodwill and Other Intangible Assets
A summary of goodwill by business segment is as follows (in thousands):

	Jan 1,	Goodwill	Impairment	Dec 31,
	2006	Acquired	Losses	2006

Banking	$173,640	72,165	—	245,805
Tricom	8,958	—	—	8,958
Wealth management	14,118	55	—	14,173

Total	$196,716	72,220	—	268,936

Approximately $24.9 million of the December 31, 2006 balance of goodwill is deductible for tax purposes.
A summary of finite-lived intangible assets as of December 31, 2006 and 2005 and the expected amortization as of December 31, 2006 is follows (in thousands):

	December 31,
	2006	2005

Wealth management segment:
Customer list intangibles Gross carrying amount	$3,252	3,252
Accumulated amortization	(2,463)	(2,071)

Net carrying amount	789	1,181

Banking segment:
Core deposit intangibles Gross carrying amount	27,918	19,988
Accumulated amortization	(7,108)	(3,562)

Net carrying amount	20,810	16,426

Total intangible assets, net	$21,599	17,607

Estimated amortization

2007	$3,862
2008	3,129
2009	2,717
2010	2,381
2011	2,253

The customer list intangibles recognized in connection with the acquisitions of LFCM in 2003 and WHAMC in 2002, are being amortized over seven-year periods on an accelerated basis. The core deposit intangibles recognized in connection with the Company’s seven bank acquisitions in the last four years are being amortized over ten-year periods on an accelerated basis. Total amortization expense associated with finite-lived intangibles in 2006, 2005 and 2004 was $3.9 million, $3.4 million and $1.1 million, respectively.
(9) Premises and Equipment, Net
A summary of premises and equipment at December 31, 2006 and 2005 is as follows (in thousands):

	2006	2005

Land	$81,458	53,033
Buildings and leasehold improvements	204,249	175,039
Furniture, equipment and computer software	71,495	61,407
Construction in progress	21,545	13,081

	378,747	302,560
Less: Accumulated depreciation and amortization	67,721	54,735

	311,026	247,825
Equipment under leasing contracts, net of accumulated depreciation	15	50

Total premises and equipment, net	$311,041	247,875

2006 Annual Report	43

Depreciation and amortization expense related to premises and equipment, excluding equipment under leasing contracts, totaled $13.5 million in 2006, $11.9 million in 2005 and $9.2 million in 2004. Depreciation expense related to equipment under leasing contracts totaled $15,000 in 2006, $206,000 in 2005 and $582,000 in 2004.
(10) Deposits
The following is a summary of deposits at December 31, 2006 and 2005 (in thousands):

	2006	2005

Non-interest bearing accounts	$699,203	620,091
NOW accounts	844,875	704,640
Wealth Management deposits	529,730	421,301
Money market accounts	690,938	610,554
Savings accounts	304,362	308,323
Time certificates of deposits	4,800,132	4,064,525

Total deposits	$7,869,240	6,729,434

The scheduled maturities of time certificates of deposits at December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005

Due in one year	$3,704,507	2,732,656
Due in one to two years	643,252	631,656
Due in two to three years	185,803	216,086
Due in three to four years	106,111	160,216
Due in four to five years	157,783	87,240
Due after five years	2,676	236,671

Total time certificates of deposits	$4,800,132	4,064,525

Certificates of deposit in amounts of $100,000 or more approximated $2.64 billion and $2.15 billion at December 31, 2006 and 2005, respectively.
(11) Notes Payable
The notes payable balance was $12.8 million and $1.0 million at December 31, 2006 and 2005, respectively. These balances represent the outstanding balances on a $51.0 million revolving loan agreement (“Agreement”) with an unaffiliated bank. The Agreement consists of a $50.0 million revolving note, which matures on June 1, 2007 and a $ 1.0 million note that matures on June 1, 2015. At December 31, 2006, the notes payable balance includes the $1.0 million note and an $11.8 million outstanding balance on the $50.0 million revolving note. During 2006, interest was calculated at a floating rate equal to, at the Company’s option, (1) LIBOR plus 140 basis points or (2) the greater of the lender’s prime rate or the Federal Funds Rate plus 50 basis points. At December 31, 2006 and 2005, the interest rates were 6.77% and 5.81%, respectively.
The Agreement is secured by the stock of some of the Banks and contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. At December 31, 2006, the Company is in compliance with all debt covenants. The Agreement may be utilized, as needed, to provide capital to fund continued growth at the Company’s Banks, expand its wealth management business, fund possible acquisitions of financial institutions or other finance related companies, purchase treasury stock or for other general corporate matters.
(12) Federal Home Loan Bank Advances
A summary of the outstanding FHLB advances at December 31, 2006 and 2005, is as follows (in thousands):

	2006	2005

2.13% advance due February 2006	—	$25,000
2.74% advance due February 2006	—	2,001
1.97% advance due July 2006	—	499
4.30% advance due July 2006	—	1,009
3.13% advance due September 2006	—	702
2.78% advance due October 2006	—	4,955
2.99% advance due November 2006	—	750
2.77% advance due February 2007	25,000	25,000
4.89% advance due November 2007	3,034	3,070
5.37% advance due February 2008	2,518	—
3.32% advance due March 2008	2,505	2,509
4.36% advance due March 2008	2,000	2,000
2.72% advance due May 2008	1,986	1,977
4.78% advance due October 2008	3,000	3,000
2.84% advance due May 2009	—	50,000
4.40% advance due July 2009	2,044	2,061
4.85% advance due November 2009	3,000	3,000
4.58% advance due March 2010	5,026	5,035
4.61% advance due March 2010	2,500	2,500
4.50% advance due September 2010	4,918	—
4.88% advance due November 2010	3,000	3,000
4.60% advance due July 2011	30,000	30,000
3.30% advance due November 2011	25,000	25,000
3.95% advance due November 2011	—	35,000
4.33% advance due November 2011	—	6,249
4.79% advance due June 2012	25,000	25,000
3.78% advance due February 2015	25,000	25,000
4.12% advance due February 2015	25,000	25,000
3.70% advance due June 2015	40,000	40,000
4.55% advance due February 2016	45,000	—
4.85% advance due May 2016	50,000	—

Federal Home Loan Bank advances	$325,531	349,317

44	Wintrust Financial Corporation

At December 31, 2006 all of the FHLB advances were fixed-rate term obligations. All of the advances due after 2011 have varying one-time call dates ranging from June 2007 to February 2011 and the $2.5 million advance due February 2008 has a quarterly call provision. FHLB advances are stated at par value of the debt adjusted for unamortized fair value adjustments recorded in connection with advances acquired through acquisitions.
At December 31, 2006, the weighted average contractual interest rate on FHLB advances was 4.18% and the weighted average effective interest rate, which reflects amortization of fair value adjustments associated with FHLB advances acquired through acquisitions, was 4.16%.
FHLB advances are collateralized by qualifying residential real estate loans and certain securities. The Banks have arrangements with the FHLB whereby based on available collateral, they could have borrowed an additional $164 million at December 31, 2006.
(13)	Subordinated Notes
A summary of the subordinated notes at December 31, 2006 and 2005 is as follows (in thousands):

	2006	2005

Subordinated note, due October 29, 2012	$25,000	25,000
Subordinated note, due May 1, 2013	25,000	25,000
Subordinated note, due May 29, 2015	25,000	—

Total subordinated notes	$75,000	50,000

The subordinated notes were issued in 2002, 2003 and 2005. Each subordinated note has a term of ten years and may be redeemed by the Company at any time prior to maturity. The subordinated note issued in 2005 was signed by the Company on October 25, 2005, but was not funded until May 2006. The proceeds from the issuance were used to fund the acquisition of HBI. Each note requires annual principal payments of $5.0 million beginning in the sixth year of the note. During 2006, the interest rate on each subordinated note was calculated at a rate equal to LIBOR plus 1.60%. At December 31, 2006, the weighted average contractual interest rate on the subordinated notes was 6.97%. In connection with the issuances of the subordinated notes in 2002 and 2003, the Company incurred costs totaling $1.0 million. These costs are included in other assets and are being amortized to interest expense using a method that approximates the effective interest method. At December 31, 2006 and 2005, the unamortized balance of these costs were $508,000 and $636,000, respectively. No issuance costs were incurred in connection with the subordinated note issued in 2005. The subordinated notes qualify as Tier II capital under the regulatory capital requirements.
(14)	Other Borrowings
The following is a summary of other borrowings at December 31, 2006 and 2005 (in thousands):

	2006	2005

Federal funds purchased	$—	235
Securities sold under repurchase agreements	159,883	93,312
Other	2,189	2,249

Total other borrowings	$162,072	95,796

As of December 31, 2006 there were no Federal funds purchased outstanding. At December 31, 2005, the weighted average interest rate of federal funds purchased was 4.25%.
Securities sold under repurchase agreements represent customer sweep accounts in connection with master repurchase agreements at the Banks as well as short-term borrowings from banks and brokers. Securities pledged for these borrowings are maintained under the Company’s control and consist of U.S. Government agency, mortgage-backed and corporate securities. These securities are included in the available-for-sale securities portfolio as reflected on the Company’s Consolidated Statements of Condition. As of December 31, 2006 and 2005, the weighted average interest rate of securities sold under repurchase agreements was 4.91% and 2.61%, respectively.
Other includes a 6.17% fixed-rate mortgage (which matures May 1, 2010) related to the Company’s Northfield banking office. At December 31, 2006 and 2005, the balance of this mortgage was $1.9 million and $2.0 million, respectively. This mortgage was originally assumed in connection with the acquisition of Northview Bank in 2004, and was refinanced in 2005.

2006 Annual Report	45

(15)	Long-term Debt — Trust Preferred Securities
As of December 31, 2006 the Company owned 100% of the Common Securities of nine trusts, Wintrust Capital Trust III, Wintrust Statutory Trust IV, Wintrust Statutory Trust V, Wintrust Capital Trust VII, Wintrust Capital Trust VIII, Wintrust Capital Trust IX, Northview Capital Trust I, Town Bankshares Capital Trust I and First Northwest Capital Trust I (the “Trusts”) set up to provide long-term financing. The Northview, Town and First Northwest capital trusts were acquired as part of the acquisitions of Northview Financial Corporation, Town Bankshares, Ltd. and First Northwest Bancorp, Inc., respectively. The Trusts were formed for purposes of issuing Trust Preferred Securities to third-party investors and investing the proceeds from the issuances of the Trust Preferred Securities and the Common Securities solely in Subordinated Debentures (“Debentures”) issued by the Company, with the same maturities and interest rates as the Trust Preferred Securities. The Debentures are the sole assets of the Trusts. In each Trust the Common Securities represent approximately 3% of the Debentures and the Trust Preferred Securities represent approximately 97% of the Debentures.
The Trusts are reported in the Company’s financial statements as unconsolidated subsidiaries; the Debentures are reflected as “Long-term debt — trust preferred securities” and the Common Securities are included in Available-for-sale Securities.
A summary of the Company’s Long-term debt — trust preferred securities, which represents the par value of the obligations and basis adjustments for the unamortized fair value adjustments recognized at the acquisition dates for the Northview, Town and First Northwest obligations at December 31, 2006 and 2005, is as follows (in thousands):

	2006	2005

9.0% Debentures owed to Wintrust Capital Trust I, due September 30, 2028	$—	32,010
Variable rate (LIBOR + 3.25%) Debentures owed to Wintrust Capital Trust III, due April 7, 2033	25,774	25,774
Variable rate (LIBOR + 2.80%) Debentures owed to Wintrust Statutory Trust IV, due December 8, 2033	20,619	20,619
Variable rate (LIBOR + 2.60%) Debentures owed to Wintrust Statutory Trust V, due May 11, 2034	41,238	41,238
Variable rate (LIBOR + 1.95%) Debentures owed to Wintrust Capital Trust VII, due March 15, 2035	51,550	51,550
Variable rate (LIBOR + 1.45%) Debentures owed to Wintrust Capital Trust VIII due September 30, 2035	41,238	41,238
6.84% Debentures owed to Wintrust Capital Trust IX, due September 15, 2036	51,547	—
6.35% Debentures owed to Northview Capital Trust I, due November 8, 2033	6,279	6,330
Variable rate (LIBOR + 3.00%) Debentures owed to Town Bankshares Capital Trust I, due November 8, 2033	6,301	6,365
Variable rate (LIBOR + 3.00%) Debentures owed to First Northwest Capital Trust I, due May 31, 2034	5,282	5,334

Total long-term debt — trust preferred securities	$249,828	230,458

46	Wintrust Financial Corporation

The interest rates associated with the variable rate Debentures are based on the three-month LIBOR rate and were 8.62%, 8.17%, 7.97%, 7.31%, 6.81%, 8.37%, and 8.36%, for Wintrust Capital Trust III, Wintrust Statutory Trust IV, Win-trust Statutory Trust V, Wintrust Capital Trust VII, Wintrust Capital Trust VIII, Town Bankshares Capital Trust I and First Northwest Capital Trust I, respectively, at December 31, 2006. The interest rate on the Debentures of Wintrust Capital Trust IX, currently fixed at 6.84%, changes to a variable rate equal to three-month LIBOR plus 1.63% effective September 15, 2011, and the interest rate on the Debentures of Northview Capital Trust I, currently fixed at 6.35%, changes to a variable rate equal to three-month LIBOR plus 3.00% effective February 8, 2008. At December 31, 2006, the weighted average contractual interest rate on the Debentures was 7.47%. In August 2006, the Company entered into $175 million of interest rate swaps, which are designated in hedge relationships, to hedge the variable cash flows of certain Debentures. On a hedge-adjusted basis, the weighted average interest rate on the Debentures was 7.41%. Distributions on the Trust Preferred Securities issued by the Trusts are payable quarterly at a rate per annum equal to the interest rate being earned by the Trusts on the Debentures held by the Trusts. Interest expense on the Trust Preferred Securities is deductible for income tax purposes.
On September 1, 2006, the Company issued $51.5 million of Debentures to Wintrust Capital Trust IX with an initial fixed rate of 6.84%, and on September 5, 2006, the Company used proceeds from this issuance to redeem, at par value, $32.0 million of the Debentures of Wintrust Capital Trust I with a fixed interest rate of 9.00%. In connection with the redemption of the Debentures of Wintrust Capital Trust I, the Company expensed $304,000 of unamortized issuance costs. In August 2005, the Company issued $41.2 million of Debentures to Wintrust Capital Trust VIII, with a variable rate equal to LIBOR plus 1.45% and used the proceeds from this issuance to redeem, at par value, $20.6 million of the 10.5% fixed rate Debentures of Wintrust Capital Trust II.
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

Wintrust Capital Trust III	April 7, 2008
Wintrust Statutory Trust IV	December 31, 2008
Wintrust Statutory Trust V	June 30, 2009
Wintrust Capital Trust VII	March 15, 2010
Wintrust Capital Trust VIII	September 30, 2010
Wintrust Capital Trust IX	September 15, 2011
Northview Capital Trust I	August 8, 2008
Town Bankshares Capital Trust I	August 8, 2008
First Northwest Capital Trust I	May 31, 2009

The Trust Preferred Securities, subject to certain limitations, qualify as Tier 1 capital of the Company for regulatory purposes. On February 28, 2005, the Federal Reserve issued a final rule that retains Tier I capital treatment for trust preferred securities but with stricter limits. Under the rule, which is effective March 31, 2009, and has a transition period until then, the aggregate amount of trust preferred securities and certain other capital elements is limited to 25% of Tier I capital elements (including trust preferred securities), net of goodwill less any associated deferred tax liability. The amount of trust preferred securities and certain other capital elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. Applying the final rule at December 31, 2006, the Company would still be considered well-capitalized under regulatory capital guidelines.

2006 Annual Report	47

(16)	Minimum Lease Commitments
The Company occupies certain facilities under operating lease agreements. Gross rental expense related to the Company’s operating leases was $5.8 million in 2006, $5.0 million in 2005 and $3.5 million in 2004. The Company also leases certain owned premises and receives rental income from such agreements. Gross rental income related to the Company’s buildings totaled $1.6 million, $1.8 million and $1.5 million, in 2006, 2005 and 2004, respectively. Future minimum gross rental payments for office space and future minimum gross rental income as of December 31, 2006 for all noncancelable leases are as follows (in thousands):

	Future	Future
	minimum	minimum
	gross	gross
	rental	rental
	payments	income

2007	$5,009	1,699
2008	3,127	1,352
2009	2,637	1,274
2010	2,390	1,149
2011	2,344	579
2012 and thereafter	18,824	3,312

Total minimum future amounts	$34,331	9,365

(17)	Income Taxes
Income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004 is summarized as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004

Current income taxes:
Federal	$34,667	33,399	23,108
State	4,288	4,190	3,489

Total current income taxes	38,955	37,589	26,597

Deferred income taxes:
Federal	(1,213)	603	2,678
State	6	(258)	278

Total deferred income taxes	(1,207)	345	2,956

Total income tax expense	$37,748	37,934	29,553

Included in total income tax expense is income tax expense applicable to net gains on available-for-sale securities of $6,000 in 2006, $405,000 in 2005 and $713,000 in 2004.
The exercise of certain stock options and the vesting and issuance of stock compensation produced tax benefits of $5.3 million in 2006, $7.0 million in 2005 and $8.7 million in 2004 which were recorded directly to shareholders’ equity.
A reconciliation of the differences between taxes computed using the statutory Federal income tax rate of 35% and actual income tax expense is as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004

Income tax expense based upon the Federal statutory rate on income before income taxes	$36,484	36,733	28,311
Increase (decrease) in tax resulting from:
Tax-exempt interest, net of interest expense disallowance	(777)	(800)	(424)
State taxes, net of federal tax benefit	2,791	2,556	2,449
Income earned on life insurance policies	(968)	(807)	(668)
Other, net	218	252	(115)

Income tax expense	$37,748	37,934	29,553

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005

Deferred tax assets:
Allowance for credit losses	$17,135	15,121
Net unrealized losses on securities (SFAS 115)	10,192	11,355
Net unrealized losses on derivatives (SFAS 133)	920	—
Federal net operating loss carryforward	1,362	2,090
Deferred compensation	4,458	2,774
Stock-based compensation	5,002	1,965
Deferred loss on derivatives	—	690
Other	2,441	1,798

Total gross deferred tax assets	41,510	35,793

Deferred tax liabilities:
Premises and equipment	11,767	10,060
Deferred loan fees and costs	2,099	1,474
Capitalized servicing rights	2,120	2,343
Goodwill and intangible assets	11,404	9,227
FHLB stock dividends	2,784	4,291
Deferred gain on termination of derivatives	2,464	—
Other	520	214

Total gross deferred tax liabilities	33,158	27,609

Net deferred tax assets	$8,352	8,184

48	Wintrust Financial Corporation

At December 31, 2006, Wintrust had Federal net operating loss carryforwards of $3.9 million which are available to offset future taxable income. These net operating losses expire in years 2007 through 2020 and are subject to certain statutory limitations.
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
Stock Incentive Plan
The Wintrust Financial Corporation 1997 Stock Incentive Plan (“the Plan”) permits the grant of incentive stock options, nonqualified stock options, rights and restricted stock, as well as the conversion of outstanding options of acquired companies to Wintrust options. The Plan covers substantially all employees of Wintrust. A total of 5,935,393 shares of Common Stock may be granted under the Plan and as of December 31, 2006, 8,761 shares were available for future grant.
In January 2007, the Company’s shareholders approved the 2007 Stock Incentive Plan, which is substantially similar to the 1997 Plan. The 2007 Plan, which provides for the issuance of up to 500,000 shares of common stock, replaced the 1997 Plan. No shares were issued under the 1997 Plan after December 31, 2006.
The Company typically awards stock-based compensation in the form of stock options and restricted share awards. In general the Plan provided for the grant of options to purchase shares of Wintrust’s common stock at the fair market value of the stock on the date the options are granted. Incentive and nonqualified options generally vest ratably over a five-year period and expire at such time as the Compensation Committee determines at the time of grant, however, in no case are they exercisable later than ten years after the grant. Restricted Stock Unit Awards (“restricted shares”) entitle the holders to receive, at no cost, shares of the Company’s common stock. Restricted shares generally vest over periods of one to five years from the date of grant. Holders of the restricted shares are not entitled to vote or receive cash dividends (or cash payments equal to the cash dividends) on the underlying common shares until the awards are vested. Except in limited circumstances, these awards are canceled upon termination of employment without any payment of consideration by the Company.
On January 1, 2006, the Company adopted provisions of FASB Statement No. 123(R), “Share-Based Payment” (“SFAS 123R”), using the modified prospective transition method. Under this transition method, compensation cost is recognized in the financial statements beginning January 1, 2006, based on the requirements of SFAS 123R for all share-based payments granted after that date and for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, “Accounting for Stock-Based Compensation.” Compensation cost is recognized over the required service period, generally defined as the vesting period. Results for prior periods have not been restated.
Prior to 2006, the Company accounted for stock-based compensation using the intrinsic value method set forth in APB 25, as permitted by SFAS 123. The intrinsic value method provided that compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. As a result, for periods prior to 2006, compensation expense was generally not recognized in the Consolidated Statements of Income for stock options. Compensation expense has always been recognized for restricted share awards ratably over the period of service, usually the restricted period, based on the fair value of the stock on the date of grant. Compensation cost charged against income related to restricted share awards was $6.2 million ($3.8 million net of tax) in 2006, $4.1 million ($2.5 million net of tax) in 2005 and $721,000 ($446,000 net of tax) in 2004. On January 1, 2006, the Company reclassified $5.2 million of liabilities related to previously recognized compensation cost for restricted share awards that had not been vested as of that date to surplus as these awards represent equity awards as defined in SFAS 123R.
As a result of adopting SFAS 123R on January 1, 2006, the Company recorded $5.6 million of compensation expense related to stock options in 2006, reducing income before income taxes and net income by $5.6 million and $3.5 million, respectively, compared to accounting for share-based compensation under APB 25. Basic and diluted EPS for 2006 are $0.14 and $0.13 lower, respectively, than if the Company had continued to account for share-based payments under APB 25.
SFAS 123R requires the recognition of stock based compensation for the number of awards that are ultimately expected to vest. As a result, recognized compensation expense for stock options and restricted share awards was reduced for estimated forfeitures prior to vesting primarily based on a historical forfeiture rate of approxi-

2006 Annual Report	49

mately 9.5% for stock options and 1.0% for restricted share awards. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances. Prior to January 1, 2006, actual forfeitures were accounted for as they occurred for purposes of required pro forma stock compensation disclosures.
Compensation cost is measured as the fair value of an award on the date of grant. The Company estimates the fair value of stock options at the date of grant using a Black-Scholes option-pricing model that utilizes the assumptions outlined in the following table. These assumptions are consistent with the provisions of SFAS 123R and the Company’s prior period pro forma disclosures of net income and earnings per share, including stock option expense. Option-pricing models require the input of highly subjective assumptions and are sensitive to changes in the option’s expected life and the price volatility of the underlying stock, which can materially affect the fair value estimate. Expected life is based on historical exercise and termination behavior, and expected stock price volatility is based on historical volatility of the Company’s common stock, which correlates with the expected life of the options. The risk-free interest rate is based on comparable term U.S. Treasury rates. Management reviews and adjusts the assumptions used to calculate the fair value of an option on a periodic basis to better reflect expected trends. The following assumptions were used to determine the fair value of options granted in the years ending December 31, 2006, 2005 and 2004:

	2006	2005	2004

Expected dividend yield	0.5%	0.5%	0.4%
Expected volatility	24.7%	23.6%	22.9%
Risk-free rate	4.6%	4.2%	4.1%
Expected option life (in years)	7.9	8.5	8.4

A summary of the Plan’s stock option activity for the years ended December 31, 2006, 2005 and 2004 is as follows:

		Weighted	Remaining	Intrinsic
	Common	Average	Contractual	Value(2)
	Shares	Strike Prices	Term(1)	($000)

Outstanding at January 1, 2004	3,118,005	$18.75
Conversion of options of acquired companies	146,441	23.37
Granted	279,100	53.71
Exercised	(473,999)	10.13
Forfeited or canceled	(22,269)	24.57

Outstanding at December 31, 2004	3,047,278	$23.41	5.5	$102,070

Exercisable at December 31, 2004	1,831,222	$16.07	4.2	$74,748

Outstanding at January 1, 2005	3,047,278	$23.41
Conversion of options of acquired companies	5,865	13.35
Granted	488,850	53.91
Exercised	(465,348)	13.02
Forfeited or canceled	(57,163)	39.22

Outstanding at December 31, 2005	3,019,482	$29.63	5.7	$76,744

Exercisable at December 31, 2005	1,762,985	$19.89	4.3	$61,845

Outstanding at January 1, 2006	3,019,482	$29.63
Conversion of options of acquired companies	2,046	24.42
Granted	221,600	51.03
Exercised	(400,874)	15.73
Forfeited or canceled	(56,190)	44.71

Outstanding at December 31, 2006	2,786,064	$33.02	5.8	$47,228

Exercisable at December 31, 2006	1,774,699	$24.71	4.6	$43,029

Vested or expected to vest at December 31, 2006	2,678,821	$32.45	5.7	$46,782

(1)	Represents the weighted average contractual remaining life in years.

(2)	Aggregate intrinsic value represents the total pretax intrinsic value (i.e., the difference between the Company’s average of the high and low stock price at year end and the option exercise price, multiplied by the number of shares) that would have been received by the option holders if they had exercised their options on the last day of the year. Options with exercise prices above the year end stock price are excluded from the calculation of intrinsic value. This amount will change based on the fair market value of the Company’s stock.

50	Wintrust Financial Corporation

The weighted average per share grant date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $19.41, $20.09 and $19.63, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, was $14.4 million, $18.6 million and $20.5 million, respectively.
Cash received from option exercises under the Plan for the years ended December 31, 2006, 2005 and 2004 was $6.3 million, $6.1 million and $4.8 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $5.4 million, $6.8 million and $7.7 million for 2006, 2005 and 2004, respectively.
A summary of the Plan’s restricted share award activity for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Common	Grant-Date	Common	Grant-Date	Common	Grant-Date
Restricted Shares	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of year	206,157	$53.55	25,512	$40.68	35,738	$30.10
Granted	207,343	50.63	200,902	53.97	17,126	46.52
Shares issued	(73,694)	53.48	(19,068)	40.65	(27,352)	30.51
Forfeited	(3,902)	51.87	(1,189)	54.92	—	—

Outstanding at end of year	335,904	$51.78	206,157	$53.55	25,512	$40.68

The fair value of restricted shares is determined based on the average of the high and low trading prices on the grant date.
As of December 31, 2006, there was $26.3 million of total unrecognized compensation cost related to non-vested share based arrangements under the Plan. That cost is expected to be recognized over a weighted average period of approximately two years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $9.5 million, $5.2 million and $4.5 million, respectively.
Other Employee Benefits
Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans (“401(k) Plans”). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary deductions at their direction, subject to certain Plan and statutory limitations. Employer contributions to the 401(k) Plans are made at the employer’s discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company’s expense for the employer contributions to the 401(k) Plans was approximately $2.5 million in 2006, $2.4 million in 2005, and $1.7 million in 2004.
The Wintrust Financial Corporation Employee Stock Purchase Plan (“SPP”) is designed to encourage greater stock ownership among employees, thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock. The Company has reserved 375,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be either newly issued shares of the Company or shares issued from treasury, if any. In accordance with the SPP, the purchase price of the shares of Common Stock may not be lower than the lesser of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the last date for the offering period. The Company’s Board of Directors authorized a purchase price calculation at 90% of fair market value for each of the offering periods. During 2006, 2005 and 2004, a total of 36,737 shares, 35,173 shares and 26,332 shares, respectively, were issued to participant accounts and approximately $284,000, $274,000 and $323,000, respectively, was recognized as compensation expense. The current offering period concludes on March 31, 2007. The Company plans to continue to periodically offer Common Stock through this SPP subsequent to March 31, 2007.
The Company does not currently offer other postretirement benefits such as health care or other pension plans.
The Wintrust Financial Corporation Directors Deferred Fee and Stock Plan (“DDFS Plan”) allows directors of the Company and its subsidiaries to choose to receive payment of directors fees in either cash or common stock of the Company and

2006 Annual Report	51

to defer the receipt of the fees. The DDFS Plan is designed to encourage stock ownership by directors. The Company has reserved 225,000 shares of its authorized Common Stock for the DDFS Plan. All shares offered under the DDFS Plan will be either newly issued shares of the Company or shares issued from treasury. The number of shares issued is determined on a quarterly basis based on the fees earned during the quarter and the fair market value per share of the Common Stock on the last trading day of the preceding quarter. The shares are issued annually and the directors are entitled to dividends and voting rights upon the issuance of the shares. During 2006, 2005 and 2004, a total of 12,916 shares, 7,530 shares and 5,276 shares, respectively were issued to directors. For those directors that elect to defer the receipt of the Common Stock, the Company maintains records of stock units representing an obligation to issue shares of Common Stock. The number of stock units equals the number of shares that would have been issued had the director not elected to defer receipt of the shares. Additional stock units are credited at the time dividends are paid, however no voting rights are associated with the stock units. The shares of Common Stock represented by the stock units are issued in the year specified by the directors in their participation agreements.
(19)	Regulatory Matters
Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. During 2006, 2005 and 2004, cash dividends totaling $183.6 million, $45.1 million and $25.5 million, respectively, were paid to Wintrust by the Banks. As of January 1, 2007, the Banks had approximately $53.0 million available to be paid as dividends to Wintrust without prior regulatory approval; however, only $24.7 million was available as dividends from the Banks without reducing their capital below the well-capitalized level.
The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 2006 and 2005, reserve balances of approximately $17.2 million and $14.3 million, respectively, were required to be maintained at the Federal Reserve Bank.
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
The Federal Reserve’s capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum Tier 1 leverage ratio (Tier 1 Capital to total assets) of 3.0% for strong bank holding companies (those rated a composite “1” under the Federal Reserve’s rating system). For all other banking holding companies, the minimum Tier 1 leverage ratio is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. As reflected in the following table, the Company met all minimum capital requirements at December 31, 2006 and 2005:

	2006	2005

Total Capital to Risk Weighted Assets	11.3%	11.9%
Tier 1 Capital to Risk Weighted Assets	9.8	10.3
Tier 1 Leverage Ratio	8.2	8.3

In 2002, Wintrust became designated as a financial holding company. Bank holding companies approved as financial holding companies may engage in an expanded range of activities, including the businesses conducted by the Wayne Hummer Companies. As a financial holding company, Wintrust’s Banks are required to maintain their capital positions at the “well-capitalized” level. As of December 31, 2006, the Banks were categorized as well capitalized under the regulatory framework for prompt corrective action. The ratios required for the Banks to be “well capitalized” by regulatory definition are 10.0%, 6.0%, and 5.0% for Total Capital to

52	Wintrust Financial Corporation

Risk-Weighted Assets, Tier 1 Capital to Risk-Weighted Assets and Tier 1 Leverage Ratio, respectively. There are no conditions or events since the most recent notification that management believes would materially affect the Banks’ regulatory capital categories.
The Banks’ actual capital amounts and ratios as of December 31, 2006 and 2005 are presented in the following table (dollars in thousands):

	December 31, 2006				December 31, 2005
			To Be Well				To Be Well
			Capitalized by				Capitalized by
	Actual		Regulatory Definition		Actual		Regulatory Definition
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk Weighted Assets):
Lake Forest Bank	$150,690	11.5%	$130,757	10.0%	$152,081	10.7%	$141,877	10.0%
Hinsdale Bank	126,216	10.7	117,827	10.0	77,300	10.4	74,715	10.0
North Shore Bank	77,896	10.3	75,622	10.0	75,176	11.3	66,448	10.0
Libertyville Bank	82,297	10.4	78,836	10.0	76,124	10.6	71,852	10.0
Barrington Bank	72,063	10.3	70,078	10.0	57,476	10.1	57,012	10.0
Crystal Lake Bank	49,644	10.6	47,028	10.0	39,707	10.7	37,027	10.0
Northbrook Bank	56,788	10.4	54,663	10.0	50,770	10.5	48,333	10.0
Advantage Bank	22,175	10.4	21,262	10.0	20,082	10.9	18,477	10.0
Village Bank	43,574	10.4	42,091	10.0	36,877	10.6	34,909	10.0
Beverly Bank	15,713	13.1	11,955	10.0	12,308	12.7	9,690	10.0
Town Bank	40,021	10.6	37,719	10.0	30,399	10.3	29,646	10.0
Wheaton Bank	24,677	10.6	23,244	10.0	9,588	10.6	9,018	10.0
State Bank of The Lakes	47,020	12.3	38,285	10.0	46,688	14.1	33,131	10.0
Old Plank Bank	19,127	25.3	7,564	10.0	*	*	*	*
St. Charles Bank	11,272	22.6	4,981	10.0	*	*	*	*

Tier 1 Capital (to Risk Weighted Assets):
Lake Forest Bank	$143,081	10.9%	$78,454	6.0%	$144,611	10.2%	$85,126	6.0%
Hinsdale Bank	117,802	10.0	70,696	6.0	72,145	9.7	44,829	6.0
North Shore Bank	73,751	9.8	45,373	6.0	71,004	10.7	39,869	6.0
Libertyville Bank	77,079	9.8	47,301	6.0	71,751	10.0	43,111	6.0
Barrington Bank	68,117	9.7	42,047	6.0	53,714	9.4	34,207	6.0
Crystal Lake Bank	47,210	10.0	28,217	6.0	37,398	10.1	22,216	6.0
Northbrook Bank	53,595	9.8	32,798	6.0	47,458	9.8	29,000	6.0
Advantage Bank	20,853	9.8	12,757	6.0	18,679	10.1	11,086	6.0
Village Bank	41,012	9.7	25,254	6.0	34,431	9.9	20,945	6.0
Beverly Bank	15,051	12.6	7,173	6.0	11,728	12.1	5,814	6.0
Town Bank	37,790	10.0	22,631	6.0	27,998	9.4	17,788	6.0
Wheaton Bank	23,395	10.1	13,934	6.0	9,048	10.0	5,411	6.0
State Bank of The Lakes	44,288	11.6	22,971	6.0	43,837	13.2	19,879	6.0
Old Plank Bank	18,634	24.6	4,538	6.0	*	*	*	*
St. Charles Bank	11,006	22.1	2,988	6.0	*	*	*	*

Tier 1 Leverage Ratio:
Lake Forest Bank	$143,081	9.7%	$73,518	5.0%	$144,611	10.4%	$69,613	5.0%
Hinsdale Bank	117,802	9.8	60,193	5.0	72,145	7.6	47,306	5.0
North Shore Bank	73,751	7.6	48,437	5.0	71,004	7.5	47,356	5.0
Libertyville Bank	77,079	8.4	45,897	5.0	71,751	8.5	42,095	5.0
Barrington Bank	68,117	8.0	42,323	5.0	53,714	7.0	38,454	5.0
Crystal Lake Bank	47,210	8.4	27,988	5.0	37,398	7.4	25,257	5.0
Northbrook Bank	53,595	7.5	35,939	5.0	47,458	7.2	33,118	5.0
Advantage Bank	20,853	7.7	13,477	5.0	18,679	7.0	13,305	5.0
Village Bank	41,012	6.9	29,601	5.0	34,431	6.2	27,572	5.0
Beverly Bank	15,051	9.3	8,105	5.0	11,728	9.2	6,375	5.0
Town Bank	37,790	8.5	22,127	5.0	27,998	7.7	18,105	5.0
Wheaton Bank	23,395	9.3	12,560	5.0	9,048	6.0	7,523	5.0
State Bank of The Lakes	44,288	8.6	25,622	5.0	43,837	8.9	24,587	5.0
Old Plank Bank	18,634	18.0	5,184	5.0	*	*	*	*
St. Charles Bank	11,006	22.9	2,405	5.0	*	*	*	*

*	Opened or acquired in 2006.

2006 Annual Report	53

Wintrust’s mortgage banking and broker/dealer subsidiaries are also required to maintain minimum net worth capital requirements with various governmental agencies. The mortgage banking subsidiaries’ net worth requirements are governed by the Department of Housing and Urban Development and the broker/dealer’s net worth requirements are governed by the United States Securities and Exchange Commission. As of December 31, 2006, these subsidiaries met their minimum net worth capital requirements.
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
These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. As of December 31, 2006 and 2005, commitments to extend commercial, commercial real estate and construction loans totaled $1.64 billion and $1.34 billion, respectively, and unused home equity and credit card lines totaled $865.1 million and $763.7 million, respectively. Standby and commercial letters of credit totaled $175.3 million at December 31, 2006 and $96.5 million at December 31, 2005.
In addition, at December 31, 2006 and 2005, the Company had approximately $117.8 million and $103.5 million, respectively, in commitments to fund residential mortgage loans to be sold into the secondary market. These lending commitments are also considered derivative instruments under the guidelines of SFAS 133. The Company also enters into forward contracts for the future delivery of residential mortgage loans at specified interest rates to reduce the interest rate risk associated with commitments to fund loans as well as mortgage loans held-for-sale. These forward contracts are also considered derivative instruments under SFAS 133 and had contractual amounts of approximately $262.7 million at December 31, 2006 and $186.3 million at December 31, 2005. See Note 21 for further discussion on derivative instruments.
In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2006 and 2005, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $58.3 million and $260.6 million, respectively. Losses charged against the recourse obligation were $191,000, $269,000 and $177,000 for 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, the recourse obligation related to these loans was $129,000 and $240,000, respectively.
The Company enters into residential mortgage loan sale agreements with investors in the normal course of business. These agreements usually require certain representations concerning credit information, loan documentation, collateral and insurability. On occasion, investors have requested the Company to indemnify them against losses on certain loans or to repurchase loans which the investors believe do not comply with applicable representations. Upon completion of its own investigation, the Company generally repurchases or provides indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale. Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided and regularly evaluates the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. The Company sold approximately $1.9 billion and $2.2 billion of mortgage loans in 2006 and 2005, respectively. Losses charged against the liability for estimated losses were $395,000 and $359,000 for 2006 and 2005, respectively. The liability for estimated losses on repurchase and indemnification was $322,000 and $310,000 at December 31, 2006 and 2005, respectively, and was included in other liabilities on the balance sheet.
The Company utilizes an out-sourced securities clearing platform and has agreed to indemnify the clearing broker of WHI for losses that it may sustain from the customer

54	Wintrust Financial Corporation

accounts introduced by WHI. At December 31, 2006, the total amount of customer balances maintained by the clearing broker and subject to indemnification was approximately $24.0 million. WHI seeks to control the risks associated with its customers’ activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.
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
Management’s objective in using derivative financial instruments is to protect against the risk of interest rate movements on the value of certain assets and liabilities and on future cash flows. Derivative instruments that have been used by the Company include interest rate caps and interest rate swaps with indices that relate to the pricing of specific assets or liabilities and covered call options that relate to specific investment securities. In addition, interest rate lock commitments provided to customers for the origination of mortgage loans that will be sold into the secondary market as well as forward agreements the Company enters into to sell such loans to protect itself against adverse changes in interest rates are deemed to be derivative instruments.
In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company recognizes derivative financial instruments at fair value on the Consolidated Statement of Condition, regardless of the purpose or intent for holding the instrument. Derivatives are included in other assets or other liabilities, as appropriate. Changes in the fair value of derivative financial instruments are either recognized in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income in the same period and in the same income statement line as the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective hedges, are recorded as a component of comprehensive income, net of deferred taxes, and reclassified to earnings when the hedged transaction affects earnings. Changes in fair values of derivatives not qualifying as hedges, including changes in fair values related to the ineffective portion of cash flow hedges, are reported in non-interest income during the period of the change. Derivative financial instruments are valued by a third party and are periodically validated by comparison with valuations provided by the respective counterparties.
Derivative instruments have inherent risks, primarily market risk and credit risk. Market risk is associated with changes in interest rates. Credit risk relates to the risk that the counterparty will fail to perform according to the terms of the agreement. The amounts potentially subject to market and credit risks are the streams of interest payments under the contracts and the market value of the derivative instrument which is determined based on the interaction of the notional amount of the contract with the underlying, and not the notional principal amounts used to express the volume of the transactions. Management monitors the market risk and credit risk associated with derivative financial instruments as part of its overall Asset/Liability management process. The Company does not enter into derivatives for purely speculative purposes.

2006 Annual Report	55

Interest Rate Swaps
The table below summarizes the Company’s interest rate swaps at December 31, 2006 and 2005 that were entered into to economically hedge certain interest-bearing liabilities (in thousands):

	December 31, 2006
Maturity Date (Call Option Date)	Notional	Fair Value	Receive	Pay	Type of Hedging
	Amount	Gain (Loss)	Rate	Rate	Relationship

Pay fixed, receive variable:
October 2011	$25,000	(276)	5.37%	5.26%	Cash Flow
September 2011	20,000	(218)	5.36%	5.25%	Cash Flow
September 2011	40,000	(440)	5.36%	5.25%	Cash Flow
September 2013	50,000	(813)	5.36%	5.30%	Cash Flow
September 2013	40,000	(643)	5.36%	5.30%	Cash Flow

Total	$175,000	(2,390)

	December 31, 2005
Pay fixed, receive variable:
April 2033 (April 2008)	$25,000	(75)	7.40%	6.71%	Not designated
December 2033 (December 2008)	20,000	(362)	7.33%	6.40%	Not designated
May 2034 (June 2009)	40,000	(264)	7.13%	6.27%	Not designated
March 2035 (March 2010)	50,000	(671)	6.44%	5.68%	Not designated
September 2035 (September 2010)	40,000	(664)	5.98%	5.27%	Not designated
October 2012 (None)	25,000	598	4.41%	4.23%	Not designated

Total	200,000	(1,438)

Receive fixed, pay variable:
September 2028 (September 2003)	31,050	(371)	9.00%	6.35%	Not designated

Total	$231,050	(1,809)

The interest rate swaps outstanding at December 31, 2006 as reflected in the above table, were designated as cash flow hedges pursuant to SFAS 133. The unrealized loss of $2.4 million is included in other liabilities. These hedges were considered highly effective for the year ending December 31, 2006; none of the change in fair value of these derivatives was attributed to hedge ineffectiveness. The change in fair value, a net unrealized loss of $2.4 million (net of a $911,000 tax benefit), is separately disclosed in the statement of changes in shareholders’ equity as a component of comprehensive income. During 2007, the Company estimates that $74,000 of unrealized losses will be reclassified from accumulated other comprehensive income to interest expense.
The interest rate swaps outstanding at December 31, 2005 as reflected in the above table, were documented as being in hedging relationships at their inception dates, but subsequently, management determined that the hedge documentation did not meet the standards of SFAS 133. Changes in market value related to these interest rate swaps, a loss of $1.8 million in 2005 and a gain of $7.5 million in 2006, were recognized in non-interest income. In addition, since these swaps were not considered hedges pursuant to SFAS 133, the quarterly net settlements of $1.2 million in 2006 and $440,000 in 2005, were included in non-interest income. All of these swaps were terminated in the third quarter of 2006.
The Company’s banking subsidiaries offer certain derivative products directly to qualified commercial borrowers. The Company economically hedges customer derivative transactions by entering into offsetting derivatives executed with a third party. Derivative transactions executed as part of this program are not designated in SFAS 133 hedge relationships and are, therefore, marked-to-market through earnings each period. In most cases, the derivatives have mirror-image terms, which results in the positions’ changes in fair value offsetting completely through earnings each period. However, to the extent that the derivatives are not a mirror-image, changes in fair value will not completely offset, resulting in some earnings impact each period. At December 31, 2006, the aggregate notional value of interest rate swaps with various commercial borrowers totaled $21 million and the aggregate notional value interest rate swaps with third parties also

56	Wintrust Financial Corporation

totaled $21 million. These interest rate swaps mature between August 2010 and May 2016. These swaps were reported on the Company’s balance sheet by a derivative asset of $506,000 and a derivative liability of $506,000. At December 31, 2005, the aggregate notional value of such interest rate swaps totaled $6.4 million and had a fair value of $7,000. These interest rate swaps are not reflected in the above table.
Mortgage Banking Derivatives
Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company’s practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not designated in hedge relationships pursuant to SFAS 133. At December 31, 2006, the Company had approximately $118 million of interest rate lock commitments and $263 million of forward commitments for the future delivery of residential mortgage loans. The fair value of these mortgage banking derivatives was reflected by a derivative asset of $360,000 and a derivative liability of $342,000. At December 31, 2005, the Company had approximately $104 million of interest rate lock commitments and $186 million of forward commitments for the future delivery of residential mortgage loans. The fair value of these mortgage banking derivatives was reflected by a derivative asset of $388,000 and a derivative liability of $396,000. Fair values were estimated based on changes in mortgage rates from the date of the commitments. Changes in the fair values of these mortgage-banking derivatives are included in mortgage banking revenue.
Other Derivatives
The Company has also used interest rate caps to hedge cash flow variability of certain deposit products. However, no interest rate cap contracts were entered into in 2006 or 2005, and the Company had no interest rate cap contracts outstanding at December 31, 2006 or December 31, 2005.
Periodically, the Company will sell options to a bank or dealer for the right to purchase certain securities held within the Banks’ investment portfolios (covered call options). These option transactions are designed primarily to increase the total return associated with the investment securities portfolio. These options do not qualify as hedges pursuant to SFAS 133, and accordingly, changes in the fair value of these contracts are recognized as other non-interest income. There were no covered call options outstanding as of December 31, 2006 or 2005.

2006 Annual Report	57

(22)	Fair Value of Financial Instruments
SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2006 and 2005 (in thousands):

	At December 31, 2006		At December 31, 2005

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial Assets:
Cash and cash equivalents	$305,292	305,292	341,365	341,365
Interest bearing deposits with banks	19,259	19,259	12,240	12,240
Available-for-sale securities	1,839,716	1,839,716	1,799,384	1,799,384
Trading account securities	2,324	2,324	1,610	1,610
Brokerage customer receivables	24,040	24,040	27,900	27,900
Mortgage loans held-for-sale	148,331	148,331	85,985	85,985
Loans, net of unearned income	6,496,480	6,616,989	5,213,871	5,196,065
Accrued interest receivable and other	121,346	121,346	99,180	99,180

Total financial assets	$8,956,788	9,077,297	7,581,535	7,563,729

Financial Liabilities:
Non-maturity deposits	$3,069,108	3,069,108	2,664,909	2,664,909
Deposits with stated maturities	4,800,132	4,786,022	4,064,525	4,035,534
Notes payable	12,750	12,750	1,000	1,000
Federal Home Loan Bank advances	325,531	323,962	349,317	346,601
Subordinated notes	75,000	75,000	50,000	50,000
Other borrowings	162,072	162,072	95,796	95,796
Long-term debt — trust preferred securities	249,828	249,431	230,458	230,056
Accrued interest payable	22,861	22,861	16,651	16,651

Total financial liabilities	$8,717,282	8,701,206	7,472,656	7,440,547

Derivative contracts:
Mortgage banking derivatives	$18	18	(8)	(8)
Interest rate swap contracts	(2,390)	(2,390)	(1,816)	(1,816)

Cash and cash equivalents: Cash and cash equivalents include cash and demand balances from banks, Federal funds sold and securities purchased under resale agreements. The carrying value of cash and cash equivalents approximates fair value due to the short maturity of those instruments.
Interest bearing deposits with banks: The carrying value of interest bearing deposits with banks approximates fair value due to the short maturity of those instruments.
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

58	Wintrust Financial Corporation

For variable-rate loans that reprice frequently, estimated fair values are based on carrying values. The fair value of residential loans is based on secondary market sources for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value for other fixed rate loans is estimated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect credit and interest rate risks inherent in the loan.
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
Long-term debt — trust preferred securities: The fair value of the fixed long-term debt — trust preferred securities is based on the discounted value of contractual cash flows. The fair value of the variable rate long-term debt - trust preferred securities approximate carrying values.
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

2006 Annual Report	59

(23)	Shareholders’ Equity
A summary of the Company’s common and preferred stock at December 31, 2006 and 2005 is as follows:

	2006	2005

Common Stock:
Shares authorized	60,000,000	60,000,000
Shares issued	25,802,024	23,940,744
Shares outstanding	25,457,935	23,940,744
Cash dividend per share	$0.28	$0.24
Preferred Stock:
Shares authorized	20,000,000	20,000,000
Shares issued	—	—
Shares outstanding	—	—

The Company reserves shares of its authorized common stock specifically for its Stock Incentive Plan, its Employee Stock Purchase Plan and its Directors Deferred Fee and Stock Plan. The reserved shares, and these plans, are detailed in Note 18 — Employee Benefit and Stock Plans.
The Company has issued warrants to acquire common stock. The warrants entitle the holders to purchase one share of the Company’s common stock at a purchase price of $30.50 per share. Warrants outstanding at December 31, 2006 and 2005 were 33,000 and 47,000, respectively. Expiration date on the remaining outstanding warrants at December 31, 2006 is February 2013.
On March 30, 2005, Wintrust consummated the partial settlement of the forward sale agreement the Company entered into on December 14, 2004 with Royal Bank of Canada, an affiliate of RBC Capital Markets Corporation, relating to the forward sale by Wintrust of 1.2 million shares of Wintrust’s common stock. Pursuant to and in partial settlement of the forward sale agreement, Wintrust issued 1.0 million shares of its common stock, and received net proceeds of $55.8 million from Royal Bank of Canada. Additionally, on December 14, 2005, Wintrust amended certain terms of the forward sale agreement for the purpose of extending the maturity date for the remaining 200,000 shares from December 17, 2005 to December 17, 2006. In conjunction with the completion of the acquisition of HBI in May 2006, the forward sale agreement was fully settled with Wintrust issuing 200,000 shares of its common stock and receiving net proceeds of $11.6 million.
The Company issued 180,438 shares of common stock in May 2004, 475,148 shares of common stock in September 2004, 372,535 shares of common stock in October 2004, 595,123 shares of common stock in March 2005 and 1,120,033 shares of common stock in May 2006 in connection with the acquisitions of WestAmerica and Guardian, Northview Bank, Town Bank, First Northwest Bank and Hinsbrook Bank, respectively.
In July 2006, the Company’s Board of Directors approved the repurchase of up to 2,000,000 shares of its outstanding common stock over the next 18 months. This repurchase plan replaces the previous share repurchase plan that was announced in January 2000. During 2006, the Company repurchased 344,089 shares of its common stock for approximately $16.3 million, representing an average price per share of $47.50.
At the January 2007 Board of Directors meeting, a semiannual cash dividend of $0.16 per share ($0.32 on an annualized basis) was declared. It was paid on February 22, 2007 to shareholders of record as of February 8, 2007.
The following table summarizes the components of other comprehensive income (loss), including the related income tax effects, for the years ending December 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004

Unrealized net gains (losses) on available-for-sale securities	$3,222	(16,824)	651
Related tax (expense) benefit	(1,160)	6,399	145

Net after tax unrealized gains (losses) on available-for-sale securities	2,062	(10,425)	796

Less: reclassification adjustment for net gains realized in net income during the year	17	1,063	1,863
Related tax expense	(6)	(407)	(714)

Net after tax reclassification adjustment	11	656	1,149

Unrealized net gains (losses) on available-for-sale securities, net of reclassification adjustment	2,051	(11,081)	(353)

Net unrealized gains (losses) on derivatives used as cash flow hedges	(2,390)	173	242
Related tax benefit (expense)	911	(67)	(79)

Net unrealized gains (losses) on derivatives used as cash flow hedges	(1,479)	106	163

Total other comprehensive income (loss)	$572	(10,975)	(190)

60	Wintrust Financial Corporation

A roll-forward of the change in accumulated other comprehensive loss for the years ending December 31, 2006, 2005 and 2004 is as follows (in thousands):

	2006	2005	2004

Accumulated other comprehensive loss at beginning of year	$(18,333)	(7,358)	(7,168)
Other comprehensive income (loss)	572	(10,975)	(190)

Accumulated other comprehensive loss at end of year	$(17,761)	(18,333)	(7,358)

Accumulated other comprehensive loss at December 31, 2006, 2005 and 2004 is comprised of the following components (in thousands):

	2006	2005	2004

Accumulated unrealized losses on securities available-for-sale	$(16,282)	(18,333)	(7,252)
Accumulated unrealized losses on derivatives used as cash flow hedges	(1,479)	—	(106)

Total accumulated other comprehensive loss at end of year	$(17,761)	(18,333)	(7,358)

2006 Annual Report	61

(24)	Segment Information
The Company’s operations consist of four primary segments: banking, premium finance, Tricom and wealth management. Through its fifteen bank subsidiaries located in suburban Chicago and Southern Wisconsin communities, the Company provides traditional community banking products and services to individuals and businesses such as accepting deposits, advancing loans, administering ATMs, maintaining safe deposit boxes, and providing other related services. The Premium Finance operations consist of financing the payment of commercial insurance premiums, on a national basis, through FIFC. Significant portions of the loans originated by FIFC are sold to the Banks and are retained in each of their loan portfolios. The Tricom segment encompasses the operations of the Company’s non-bank subsidiary that provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients throughout the United States. The Wealth Management segment includes WHTC, WHAMCO and WHI. WHTC offers trust services to existing customers of the Banks and targets affluent individuals and small to mid-size businesses whose needs command personalized attention by experienced trust and asset management professionals. WHI, a broker/dealer, provides a full-range of investment products and services tailored to meet the specific needs of individual investors, primarily in the Midwest. WHI also provides a full range of investment services to clients through a network of community-based financial institutions primarily in Illinois. WHAMCO is a registered investment advisor and the investment advisory affiliate of WHI.
The four reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, each segment’s customer base has varying characteristics. The Banking segment has a different regulatory environment than the Premium Finance, Tricom and Wealth Management segments. While the Company’s management monitors each of the fifteen bank subsidiaries’ operations and profitability separately, these subsidiaries have been aggregated into one reportable operating segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.
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

62	Wintrust Financial Corporation

The following is a summary of certain operating information for reportable segments (in thousands):

					Parent &
		Premium		Wealth	Intersegment
	Banking	Finance	Tricom	Management	Eliminations	Consolidated

2006
Net interest income (expense)	$235,166	42,376	3,914	6,347	(38,917)	248,886
Provision for credit losses	6,342	2,196	120	—	(1,601)	7,057
Noninterest income	40,625	2,883	4,598	38,021	5,105	91,232
Noninterest expense	175,088	10,593	5,370	39,177	(1,408)	228,820
Income tax expense (benefit)	33,274	12,882	1,207	1,933	(11,548)	37,748

Net income (loss)	$61,087	19,588	1,815	3,258	(19,255)	66,493

Total assets at end of period	$9,447,666	1,222,197	57,570	58,378	(1,213,959)	9,571,852

2005
Net interest income (expense)	$211,705	40,533	4,101	1,419	(40,999)	216,759
Provision for credit losses	6,501	1,386	15	—	(1,226)	6,676
Noninterest income	50,995	6,499	4,539	36,619	(5,095)	93,557
Noninterest expense	147,512	10,034	5,599	39,017	(3,472)	198,690
Income tax expense (benefit)	39,240	13,884	1,212	(390)	(16,012)	37,934

Net income (loss)	$69,447	21,728	1,814	(589)	(25,384)	67,016

Total assets at end of period	$8,065,671	859,536	63,858	61,828	(873,851)	8,177,042

2004
Net interest income (expense)	$142,511	48,922	3,775	5,252	(42,636)	157,824
Provision for credit losses	6,211	1,095	5	—	(1,013)	6,298
Noninterest income	41,418	7,347	3,984	35,396	(2,693)	85,452
Noninterest expense	103,245	13,604	5,195	38,953	(4,906)	156,091
Income tax expense (benefit)	27,099	16,503	1,027	573	(15,649)	29,553

Net income (loss)	$47,374	25,067	1,532	1,122	(23,761)	51,334

Total assets at end of period	$6,425,880	774,114	44,614	75,184	(900,744)	6,419,048

The Premium Finance segment information shown in the above tables was derived from their internal profitability reports, which assumes that all loans originated and sold to the banking segment are retained within the segment that originated the loans. All related loan interest income, allocations for interest expense, provisions for credit losses and allocations for other expenses are included in the Premium Finance segment. The Banking segment information also includes all amounts related to these loans, as these loans are retained within the Banks’ loan portfolios. Similarly, for purposes of analyzing the contribution from the wealth management segment, management allocates the net interest income earned by the Banking segment on deposit balances of customers of the wealth management segment to the wealth management segment. Accordingly, the Intersegment Eliminations include adjustments necessary for each category to agree with the related consolidated financial statements.
During the third quarter of 2006, the Company changed the measurement methodology for the net interest income component of the wealth management segment. In conjunction with the change in the executive management team for this segment in the third quarter of 2006, the contribution attributable to the wealth management deposits was redefined to measure the full net interest income contribution. In previous periods, the contribution from these deposits to the wealth management segment was limited to the value as an alternative source of funding for each bank. As such, the contribution in previous periods did not capture the total net interest income contribution of this funding source. Executive management of this segment currently uses this measured contribution to determine the overall profitability of the wealth management segment.

2006 Annual Report	63

(25)	Condensed Parent Company Financial Statements
Condensed parent company only financial statements of Wintrust follow.

Balance Sheets
(in thousands):

	December 31,
	2006	2005

Assets
Cash	$648	46,696
Other investments	64,453	14,811
Loans to subsidiaries	2,300	900
Investment in subsidiaries	1,064,294	834,574
Goodwill	8,347	8,347
Other assets	26,046	25,791

Total assets	$1,166,088	931,119

Liabilities and Shareholders’ Equity
Other liabilities	$8,836	19,796
Notes payable	12,750	1,000
Subordinated notes	75,000	50,000
Other borrowings	46,328	1,954
Long-term debt — trust preferred securities	249,828	230,458
Shareholders’ equity	773,346	627,911

Total liabilities and shareholders’ equity	$1,166,088	931,119

Statements of Income
(in thousands):

	Years Ended December 31,
	2006	2005	2004

Income
Dividends from subsidiaries	$183,550	45,125	25,500
Trading gains (losses)	8,738	(1,370)	—
Other income	2,244	921	779

Total income	194,532	44,676	26,279

Expenses
Interest expense	23,609	18,435	10,685
Salaries and employee benefits	7,071	3,581	2,704
Other expenses	5,445	4,795	3,217

Total expenses	36,125	26,811	16,606

Income before income taxes and equity in undistributed net income (loss) of subsidiaries	158,407	17,865	9,673
Income tax benefit	(9,270)	(10,163)	(6,091)

Income before equity in undistributed net income of subsidiaries	167,677	28,028	15,764
Equity in undistributed net income (loss) of subsidiaries	(101,184)	38,988	35,570

Net income	$66,493	67,016	51,334

64	Wintrust Financial Corporation

Statements of Cash Flows

(in thousands):

	Years Ended December 31,
	2006	2005	2004

Operating activities:
Net income	$66,493	67,016	51,334
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	288	103	211
Shared-based compensation expense	4,117	2,251	254
Deferred income tax expense (benefit)	2,386	(1,189)	(76)
Tax benefit from stock-based compensation arrangements	5,281	7,038	8,671
Excess tax benefits from stock-based compensation arrangements	(4,565)	—	—
Fair market value change of interest rate swaps	(1,809)	1,809	—
Increase in other assets	(19,106)	(9,401)	(11,461)
Increase in other liabilities	8,363	8,842	8,132
Equity in undistributed net income loss (income) of subsidiaries	101,184	(38,988)	(35,570)

Net cash provided by operating activities	162,632	37,481	21,495

Investing activities:
Capital contributions to subsidiaries	(196,050)	(13,650)	(49,955)
Cash paid for business combinations, net	(56,821)	(108,145)	(37,245)
Other investing activity, net	(49,233)	(5,021)	149

Net cash used for investing activities	(302,104)	(126,816)	(87,051)

Financing activities:
Increase (decrease) in notes payable, net	56,165	(7,221)	(28,870)
Proceeds from issuance of subordinated note	25,000	—	—
Repayment of subordinated note	(8,000)	—	—
Net proceeds from issuance of long-term debt — trust preferred securities	50,000	40,000	90,000
Redemption of long-term debt — trust preferred securities, net	(31,050)	(20,000)	—
Issuance of common stock, net of issuance costs	11,584	55,845	—
Common stock issued upon exercise of stock options	6,373	6,115	4,807
Excess tax benefits from stock-based compensation arrangements	4,565	—	—
Common stock issued through employee stock purchase plan	1,664	1,714	1,330
Proceeds from conversion of common stock warrants	427	940	1,146
Dividends paid	(6,961)	(5,449)	(4,069)
Treasury stock purchases	(16,343)	—	—

Net cash provided by financing activities	93,424	71,944	64,344

Net decrease in cash	(46,048)	(17,391)	(1,212)
Cash at beginning of year	46,696	64,087	65,299

Cash at end of year	$648	46,696	64,087

2006 Annual Report	65

(26)	Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per common share for 2006, 2005 and 2004 (in thousands, except per share data):

			2006	2005	2004

Net income	(A	)	$66,493	67,016	51,334

Average common shares outstanding	(B	)	25,011	23,198	20,646
Effect of dilutive common shares			916	1,139	1,326

Weighted average common shares and effect of dilutive common shares	(C	)	25,927	24,337	21,972

Net income per common share — Basic	(A/B	)	$2.66	2.89	2.49
Net income per common share — Diluted	(A/C	)	$2.56	2.75	2.34

The effect of dilutive common shares outstanding results from stock options, restricted stock unit awards, stock warrants, shares to be issued under the SPP and the DDFS Plan all being treated as if they had been either exercised or issued, and are computed by application of the treasury stock method.
(27)	Quarterly Financial Summary (Unaudited)
The following is a summary of quarterly financial information for the years ended December 31, 2006 and 2005 (in thousands, except per share data):

	2006 Quarters				2005 Quarters
	First	Second	Third	Fourth	First	Second	Third	Fourth

Interest income	$120,297	135,116	148,893	153,640	87,322	98,676	106,472	114,565
Interest expense	63,133	73,874	83,778	88,274	37,409	44,794	50,503	57,572

Net interest income	57,164	61,242	65,115	65,366	49,913	53,882	55,969	56,993
Provision for credit losses	1,536	1,743	1,885	1,893	1,231	1,294	3,077	1,073

Net interest income after provision for credit losses	55,628	59,499	63,230	63,473	48,682	52,588	52,892	55,920
Non-interest income, excluding net securities gains	28,645	24,388	18,833	19,350	24,380	15,563	28,403	24,148
Net securities gains (losses)	80	(95)	(57)	89	—	978	89	(4)
Non-interest expense	54,460	55,907	58,989	59,465	48,304	49,016	50,326	51,044

Income before income taxes	29,893	27,885	23,017	23,447	24,758	20,113	31,058	29,020
Income tax expense	10,880	10,274	8,158	8,437	9,085	7,134	11,350	10,364

Net income	$19,013	17,611	14,859	15,010	15,673	12,979	19,708	18,656

Net income per common share:
Basic	$0.79	0.71	0.58	0.59	0.72	0.55	0.83	0.78
Diluted	$0.76	0.69	0.56	0.57	0.68	0.53	0.80	0.75
Cash dividends declared per common share	$0.14	—	0.14	—	0.12	—	0.12	—

66	Wintrust Financial Corporation

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of
Wintrust Financial Corporation
We have audited the accompanying consolidated statements of condition of Wintrust Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wintrust Financial Corporation and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 18 to the financial statements, in 2006 the Company changed its method of accounting for stock options.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wintrust Financial Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.
Chicago, Illinois
February 28, 2007

2006 Annual Report	67

Management’s Discussion and Analysis
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion highlights the significant factors affecting the operations and financial condition of Wintrust for the three years ended December 31, 2006. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes thereto, and Selected Financial Highlights appearing elsewhere within this report. This discussion contains forward-looking statements concerning the Company’s business that are based on estimates and involve risks and uncertainties. Therefore, future results could differ significantly from management’s current expectations and the related forward-looking statements. See the last section of this discussion for further information regarding forward-looking statements.
OPERATING SUMMARY
Wintrust’s key measures of profitability and balance sheet growth are shown in the following table (dollars in thousands, except per share data):

	Years Ended		% or
	December 31,		Basis point
	2006	2005	(bp)change

Net income	$66,493	$67,016	(1)%
Net income per common share — Diluted	$2.56	$2.75	(7)%
Net revenue (1)	$340,118	$310,316	10%
Net interest income	$248,886	$216,759	15%
Net interest margin (5)	3.10%	3.16%	(6	) bp
Core net interest margin (2)(5)	3.31%	3.37%	(6	) bp
Net overhead ratio (3)	1.54%	1.39%	15	bp
Efficiency ratio (4)(5)	66.96%	63.97%	299	bp
Return on average assets	0.74%	0.88%	(14	) bp
Return on average equity	9.47%	11.00%	(153	) bp

At end of period:
Total assets	$9,571,852	$8,177,042	17%
Total loans	$6,496,480	$5,213,871	25%
Total deposits	$7,869,240	$6,729,434	17%
Total equity	$773,346	$627,911	23%
Book value per common share	$30.38	$26.23	16%
Market price per common share	$48.02	$54.90	(13)%
Common shares outstanding	25,457,935	23,940,744	6%

(1)	Net revenue is net interest income plus non-interest income.

(2)	Core net interest margin excludes the effect of the net interest expense associated with Wintrust’s Long-term Debt — Trust Preferred Securities.

(3)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(4)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenue (excluding securities gains or losses). A lower ratio indicates more efficient revenue generation.

(5)	See “Non-GAAP Financial Measures/Ratios” for additional information on this performance measure/ratio.
Please refer to the Consolidated Results of Operations section later in this discussion for an analysis of the Company’s operations for the past three years.
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

68	Wintrust Financial Corporation

The following table presents a reconciliation of certain non-GAAP performance measures and ratios used by the Company to evaluate and measure the Company’s performance to the most directly comparable GAAP financial measures for the years ended December 31, 2006, 2005 and 2004 (dollars in thousands):

	Years Ended
	December 31,
	2006	2005	2004

(A) Interest income (GAAP)	$557,945	$407,036	$261,746
Taxable-equivalent adjustment
- Loans	409	531	450
- Liquidity management assets	1,195	777	285
- Other earning assets	17	19	50

Interest income — FTE	$559,566	$408,363	$262,531
(B) Interest expense (GAAP)	309,059	190,277	103,922

Net interest income — FTE	$250,507	$218,086	$158,609

(C) Net interest income (GAAP) (A minus B)	$248,886	$216,759	$157,824
Net interest income — FTE	$250,507	$218,086	$158,609
Add: Interest expense on long-term debt — trust preferred securities(1)	17,611	14,672	7,213

Core net interest income — FTE (2)	$268,118	$232,758	$165,822

(D) Net interest margin (GAAP)	3.07%	3.14%	3.15%
Net interest margin — FTE	3.10%	3.16%	3.17%
Core net interest margin — FTE (2)	3.31%	3.37%	3.31%
(E) Efficiency ratio (GAAP)	67.28%	64.25%	64.66%
Efficiency ratio — FTE	66.96%	63.97%	64.45%

(1)	Interest expense from the long-term debt — trust preferred securities is net of the interest income on the Common Securities owned by the Trusts and included in interest income.

(2)	Core net interest income and core net interest margin are by definition a non-GAAP measure/ratio. The GAAP equivalents are the net interest income and net interest margin determined in accordance with GAAP (lines C and D in the table).
OVERVIEW AND STRATEGY
Wintrust is a financial holding company, providing traditional community banking services as well as a full array of wealth management services. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. As of December 31, 2006, the Company operated 15 community-oriented bank subsidiaries (the “Banks”) with 73 banking locations. During 2006, the Company acquired one bank with five locations, opened its ninth de novo bank and opened five new branches. During 2005, the Company acquired two banks with seven locations, opened six new branches and closed a convenience facility. The historical financial performance of the Company has been affected by costs associated with growing market share in deposits and loans, establishing new banks and opening new branch facilities, and building an experienced management team. The Company’s financial performance over the past several years generally reflects improving profitability of its operating subsidiaries, as they mature, offset by the costs of opening new banks and branch facilities. The Company’s experience has been that it generally takes 13-24 months for new banking offices to first achieve operational profitability.
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
Specifically, given the current inverted yield curve and the competitive pricing pressures on both the loan and deposit sides of the balance sheet, our growth at the banking subsidiaries during 2007 will focus more on the younger facilities that are still growing into their infrastructure. At our more mature locations, we expect that growth in 2007 will be somewhat slower than we have historically achieved until market conditions, such as higher interest rate spreads and better credit terms, provide for more profitable growth. In this interest rate environment, management believes this strategy will result in more favorable net interest margins than if the Company were to grow at a more rapid pace. During 2007, given the potential slower growth environment, management is

2006 Annual Report	69

committed to working on changing the deposit mix structure to be less reliant on certificates of deposits, working on rigorous expense control and promoting our commercial lending and treasury management services to assist in aiding our future profitability.
Wintrust also provides a full range of wealth management services through its trust, asset management and broker-dealer subsidiaries.
De Novo Bank Formations, Branch Openings and Acquisitions
The Company developed its community banking franchise through the formation of nine de novo banks, the opening of branch offices of the Banks and acquisitions. As of December 31, 2006, the Company had 15 bank subsidiaries with 73 banking facilities. Construction of several other banking offices is currently underway. Following is a summary of the expansion of the Company’s banking franchise through newly chartered banks, new branching locations and acquisitions over the last three years.
2006 Banking Expansion Activity
Opened the Company’s ninth de novo bank
•	Old Plank Trail Bank in Frankfort, Illinois
Opened the following branch locations
•	St. Charles, Illinois, a branch of St. Charles Bank

•	Algonquin Bank & Trust, a branch of Crystal Lake Bank

•	Mokena, Illinois, a branch of Old Plank Trail Bank

•	Elm Grove, Wisconsin, a branch of Town Bank

•	New Lenox, Illinois, a branch of Old Plank Trail Bank
Acquired the following banks
•	Hinsbrook Bank with locations in Willowbrook, Downers Grove, Glen Ellyn, Darien and Geneva
2005 Banking Expansion Activity
Opened the following branch locations
•	Wales, Wisconsin, a branch of Town Bank

•	Glen Ellyn Bank, a branch of Wheaton Bank

•	West Northbrook, a branch of Northbrook Bank

•	Lake Bluff — drive through facility added to existing banking office; a branch of Lake Forest Bank

•	Northwest Highway in Barrington, a branch of Barrington Bank

•	Palatine Bank & Trust, a branch of Barrington Bank
Acquired the following banks
•	State Bank of The Lakes with locations in Antioch, Lindenhurst, Grayslake, Spring Grove and McHenry

•	First Northwest Bank with two locations in Arlington Heights
Closed the following branch location
•	Wayne Hummer Bank, a branch of North Shore Bank
2004 Banking Expansion Activity
Opened the Company’s eighth de novo bank
•	Beverly Bank
Opened the following branch locations
•	Community Bank of Downers Grove, a branch of Hinsdale Bank

•	Buffalo Grove Bank, a branch of Northbrook Bank

•	Highland Park Bank — Ravinia, a branch of Lake Forest Bank

•	Gurnee Community Bank, a branch of Libertyville Bank

•	Lake Villa Community Bank, a branch of Libertyville Bank

•	Sauganash, a branch of North Shore Bank
Acquired the following banks
•	Northview Bank with two locations in Northfield, one in Wheaton and one in Mundelein

•	Town Bank, with locations in Delafield and Madison, Wisconsin
Earning Asset, Wealth Management and Other Business Niches
As previously mentioned, the Company continues to pursue specialized earning asset and business niches in order to maximize the Company’s revenue stream as well as diversify its loan portfolio. A summary of the Company’s more significant earning asset niches and non-bank operating subsidiaries follows.
In February 2002, the Company acquired the Wayne Hummer Companies, comprising Wayne Hummer Investments LLC (“WHI”), Wayne Hummer Management Company, subsequently renamed Wayne Hummer Asset Management Company (“WHAMC”), and Focused Investments LLC (“Focused”), each based in the Chicago area. Focused was merged into WHI in 2006. In February 2003, the Company acquired Lake Forest Capital Management (“LFCM”), a registered investment advisor, which was merged into WHAMC.
WHI, a registered broker-dealer, provides a full-range of investment products and services tailored to meet the specific needs of individual investors throughout the country, primarily in the Midwest. In addition WHI provides a full range of investment services to clients

70	Wintrust Financial Corporation

through a network of relationships with community-based financial institutions located primarily in Illinois. Although headquartered in Chicago, WHI also operates an office in Appleton, Wisconsin that opened in 1936 and serves the greater Appleton area. As of December 31, 2006, WHI had branch locations in a majority of the Company’s banks. WHI had approximately $5.4 billion in client assets at December 31, 2006.
WHAMC, a registered investment advisor, is the investment advisory affiliate of WHI. WHAMC provides money management, financial planning and investment advisory services to individuals and institutional municipal and tax-exempt organizations. WHAMC also provides portfolio management and financial supervision for a wide-range of pension and profit sharing plans. At December 31, 2006, assets under management totaled approximately $561 million.
In September 1998, the Company formed a trust subsidiary to expand the trust and investment management services that were previously provided through the trust department of Lake Forest Bank. With a separately chartered trust subsidiary, the Company is better able to offer trust and investment management services to all communities served by the Banks. The trust subsidiary was originally named Wintrust Asset Management Company, and was renamed in May 2002 to Wayne Hummer Trust Company (“WHTC”) to align its name with the Company’s other wealth management companies. In addition to offering trust services to existing bank customers at each of the Banks, the Company believes WHTC can successfully compete for trust business by targeting small to mid-size businesses and affluent individuals whose needs command the personalized attention offered by WHTC’s experienced trust professionals. Services offered by WHTC typically include traditional trust products and services, as well as investment management services. Assets under administration by WHTC as of December 31, 2006 were approximately $824 million.
First Insurance Funding Corp. (“FIFC”) is the Company’s most significant specialized earning asset niche, originating approximately $3.0 billion in loan (premium finance receivables) volume during 2006. FIFC makes loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by FIFC working through independent medium and large insurance agents and brokers located throughout the United States. The insurance premiums financed are primarily for commercial customers’ purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud. The majority of these loans are purchased by the Banks in order to more fully utilize their lending capacity. These loans generally provide the Banks with higher yields than alternative investments. FIFC sold approximately $303 million, or 10%, of the receivables generated during 2006 to an unrelated third party with servicing retained. The Company began selling the excess of FIFC’s originations over the capacity to retain such loans within the Banks’ loan portfolios during 1999. The Company suspended the sale of premium finance receivables to a third party in the second half of 2006 as the Banks had sufficient capacity to retain all of the originations during this period. In addition to recognizing gains on the sale of these receivables, the proceeds from sales provide the Company with additional liquidity. Consistent with the Company’s strategy to be asset-driven, similar sales of these receivables may occur in the future; however, future sales of these receivables depend on the level of new volume growth in relation to the capacity to retain such loans within the Banks’ loan portfolios. See Consolidated Results of Operations for further information on these loan sales.
As part of its continuing strategy to enhance and diversify its earning asset base and revenue stream, in May 2004, the Company acquired SGB Corporation d/b/a WestAmerica Mortgage Company (“WestAmerica”) and WestAmerica’s affiliate Guardian Real Estate Services, Inc. (“Guardian”). WestAmerica engages primarily in the origination and purchase of residential mortgages for sale into the secondary market, and Guardian provides the document preparation and other loan closing services to WestAmerica and its network of mortgage brokers. WestAmerica sells its loans with servicing released and does not currently engage in servicing loans for others. WestAmerica maintains principal origination offices in nine states, including Illinois, and originates loans in other states through wholesale and correspondent offices. WestAmerica provides the Banks with the ability to use an enhanced loan origination and documentation system which allows WestAmerica and each Bank to better utilize existing operational capacity and expand the mortgage products offered to the Banks’ customers. WestAmerica’s production of adjustable rate mortgage loans may be retained by the Banks in their loan portfolios, resulting in additional earning assets to the combined organization, thus adding further desired diversification to the Company’s earning asset base.

2006 Annual Report	71

In October 1999, the Company acquired Tricom, Inc. (“Tricom”) as part of its continuing strategy to pursue specialized earning asset niches. Tricom is a Milwaukee-based company that has been in business since 1989 and specializes in providing high-yielding, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services to clients in the temporary staffing industry. Tricom’s clients, located throughout the United States, provide staffing services to businesses in diversified industries. These receivables may involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on the marketability of the collateral. The principal sources of repayments on the receivables are payments received by the borrowers from their customers who are located throughout the United States. Tricom mitigates this risk by employing lockboxes and other cash management techniques to protect its interests. By virtue of the Company’s funding resources, this acquisition has provided Tricom with additional capital necessary to expand its financing services in a national market. Tricom’s revenue principally consists of interest income from financing activities and fee-based revenues from administrative services. Tricom processed payrolls with associated client billings of approximately $531 million in 2006 and $462 million in 2005.
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

72	Wintrust Financial Corporation

have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses and the allowance for losses on lending-related commitments, the valuations required for impairment testing of goodwill, the valuation and accounting for derivative instruments and income taxes as the accounting areas that require the most subjective and complex judgments, and as such could be the most subject to revision as new information becomes available.
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
Accounting for derivatives depends on whether a derivative qualifies as a hedge. In order to qualify as a hedge, a derivative must be designated as such by management, who must also continue to evaluate whether the instrument effectively reduces the risk associated with that item. To determine if a derivative instrument continues to be an effective hedge, the Company must make assumptions and judgments about the continued effectiveness of the hedging strategies and the nature and timing of forecasted transactions. If the Company’s hedging strategy were to become ineffective, hedge accounting would no longer apply and the reported results of operations or financial condition could be materially affected.
Income Taxes
The Company is subject to the income tax laws of the U.S., its states and other jurisdictions where it conducts business. These laws are complex and subject to different interpretations by the taxpayer and the various taxing authorities. In determining the provision for income taxes, management must make judgments and estimates about the application of these inherently complex laws, related regulations and case law. In the process of preparing the Company’s tax returns, management attempts to make reasonable interpretations of the tax laws. These interpretations are subject to challenge by the tax authorities upon audit or to reinterpretation based on management’s ongoing assessment of facts and evolving case law.
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

2006 Annual Report	73

CONSOLIDATED RESULTS OF OPERATIONS
The following discussion of Wintrust’s results of operations requires an understanding that a majority of the Company’s bank subsidiaries have been started as new banks since December 1991. The Company’s premium finance company, FIFC, began limited operations in 1991 as a start-up company. The Company’s trust subsidiary, WHTC, began operations in September 1998. Previously, the Company’s Lake Forest Bank operated a trust department on a much smaller scale than WHTC. Tricom started operations as a new company in 1989 and was acquired by the Company in 1999. In February 2002, Wintrust acquired the Wayne Hummer Companies, expanding and diversifying its revenue streams with asset management and brokerage fees. In February 2003, the Company augmented its asset management business with the acquisition of Lake Forest Capital Management. In May 2004, the Company acquired WestAmerica and Guardian to enhance and diversify its earning asset base and revenue stream. Wintrust started nine of its bank subsidiaries as de novo institutions and made its first bank acquisition in 2003. The Company acquired Advantage Bank and Village Bank in the fourth quarter of 2003, Northview Bank (which has been renamed Wheaton Bank) and Town Bank in September and October of 2004, respectively, State Bank of The Lakes and First Northwest Bank (which was merged into Village Bank) in the first quarter of 2005 and Hinsbrook Bank (which has been renamed St. Charles Bank) in May 2006. Accordingly, Wintrust is still a young company that has a strategy of continuing to build its customer base and securing broad product penetration in each marketplace that it serves. The Company has expanded its banking franchise from three banks with five offices in 1994 to 15 banks with 73 offices at the end of 2006. FIFC has matured from its limited operations in 1991 to a company that generated, on a national basis, $3.0 billion in premium finance receivables in 2006. In addition, the wealth management companies have been building a team of experienced professionals who are located within a majority of the Banks. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures and our existing Banks become more profitable, the start-up costs associated with future bank and branch openings and other new financial services ventures will not have as significant an impact on earnings. Additionally, the Company’s more mature banks have several operating ratios that are either comparable to or better than peer group data, suggesting that as the Banks become more established, the overall earnings level will continue to increase.
Earnings Summary
Net income for the year ended December 31, 2006, totaled $66.5 million, or $2.56 per diluted common share, compared to $67.0 million, or $2.75 per diluted common share, in 2005, and $51.3 million, or $2.34 per diluted common share, in 2004. During 2006, net income remained essentially the same decreasing 1% while earnings per diluted common share decreased 7%, and during 2005, net income increased 31% while earnings per diluted common share increased 18%. Financial results in 2006 were negatively impacted by the adoption of SFAS 123R (stock option expense), compressed interest spreads, a decrease in fees from covered call options, lower levels of mortgage banking revenue and lower sales of premium finance receivables, and was positively impacted by the fair value adjustments related to certain derivatives. Financial results in 2005 compared to 2004 were positively impacted by a higher level of earning assets and mortgage banking revenue as a result of growth at existing branch locations coupled with acquisitions. Return on average equity was 9.47% in 2006, 11.00% in 2005 and 13.12% in 2004.
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
Tax-equivalent net interest income in 2006 totaled $250.5 million, up from $218.1 million in 2005 and $158.6 million in 2004, representing increases of $32.4 million, or 15%, in 2006 and $59.5 million, or 38%, in 2005. These improved levels of net interest income were primarily attributable to increases in average earning assets. The table presented later in this section, titled “Changes in Interest Income and Expense,” presents the dollar amount of changes in interest income and expense, by major category, attributable to changes in the volume of the balance sheet category and changes in the rate earned or paid with respect to that category of assets or liabilities for 2006 and 2005. Average earning assets increased $1.2 billion, or 17%, in 2006 and $1.9 billion, or 38%, in 2005. Loans are the most significant

74	Wintrust Financial Corporation

component of the earning asset base as they earn interest at a higher rate than the other earning assets. Average loans increased $875.4 million, or 17%, in 2006 and $1.3 billion, or 33%, in 2005. Total average loans as a percentage of total average earning assets were 74.3%, 74.5% and 77.1% in 2006, 2005, and 2004, respectively. The average yield on loans was 7.60% in 2006, 6.54% in 2005 and 5.66% in 2004, reflecting an increase of 106 basis points in 2006 and an increase of 88 basis points in 2005. The higher loan yield in 2006 compared to 2005 and in 2005 compared to 2004 are reflective of the interest rate increases effected by the Federal Reserve Bank offset by continued competitive loan pricing pressures. Similarly, the average rate paid on interest bearing deposits, the largest component of the Company’s interest bearing liabilities, was 3.97% in 2006, 2.80% in 2005 and 2.08% in 2004, representing an increase of 117 basis points in 2006 and an increase of 72 basis points in 2005. The interest bearing deposits yield increased in 2006 due to higher costs of retail deposits as rates have generally risen in 2006, continued competitive pricing pressures on fixed-maturity time deposits in most markets and promotional pricing activities associated with opening additional de novo branches and branches acquired through acquisition.
Net interest margin, which reflects net interest income as a percent of average earning assets, was 3.10% in 2006, 3.16% in 2005 and 3.17% in 2004. The continued lower level of average loans to average earning assets was a large contributing factor in the net interest margin decrease in 2006 as excess funds were invested in lower yielding liquidity management assets. Additionally, competitive loan and deposit pricing pressures have resulted in narrower spreads.
The core net interest margin, which excludes the impact of the Company’s Trust Preferred Securities, was 3.31% in 2006, 3.37% in 2005 and 3.31% in 2004. Management evaluates the net interest margin excluding the interest expense associated with the Company’s long-term debt-trust preferred securities. Because these instruments are utilized by the Company primarily as capital instruments, management finds it useful to view the net interest margin excluding this expense and deems it to be a more accurate view of the operational net interest margin of the Company. See Non-GAAP Financial Measures/Ratios section of this report.
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

2006 Annual Report	75

Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs
The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate, yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2006, 2005 and 2004. The yields and costs include loan origination fees and certain direct origination costs that are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected, to the extent it is not applied to principal. Such amounts are not material to net interest income or the net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. Net interest income and the related net interest margin have been adjusted to reflect tax-exempt income, such as interest on municipal securities and loans, on a tax-equivalent basis. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

	Years Ended December 31,
	2006			2005			2004
			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance(1)	Interest	Rate	Balance(1)	Interest	Rate	Balance(1)	Interest	Rate

Assets
Interest bearing deposits with banks	$13,361	$651	4.87%	$9,003	$278	3.10%	$5,447	$80	1.47%
Securities	1,930,662	94,593	4.90	1,627,523	67,333	4.14	1,031,574	41,176	3.99
Federal funds sold and securities purchased under resale agreements	110,775	5,393	4.87	102,199	3,485	3.41	71,870	934	1.30

Total liquidity management assets (2) (8)	2,054,798	100,637	4.90	1,738,725	71,096	4.09	1,108,891	42,190	3.80

Other earning assets (2) (3)	29,675	2,136	7.20	23,644	1,345	5.69	38,901	1,593	4.10
Loans, net of unearned income (2) (4) (8)	6,013,344	456,793	7.60	5,137,912	335,922	6.54	3,861,683	218,748	5.66

Total earning assets (8)	8,097,817	559,566	6.91	6,900,281	408,363	5.92	5,009,475	262,531	5.24

Allowance for loan losses	(44,648)			(40,566)			(30,014)
Cash and due from banks	125,253			138,253			92,299
Other assets	747,135			589,634			379,767

Total assets	$8,925,557			$7,587,602			$5,451,527

Liabilities and Shareholders’ Equity
Deposits — interest bearing:
NOW accounts	$811,727	$19,548	2.41%	$699,323	$11,973	1.71%	$481,759	$4,805	1.00%
Wealth management deposits	464,438	20,456	4.40	407,816	10,181	2.50	360,047	2,513	0.70
Money market accounts	639,590	17,497	2.74	657,788	11,071	1.68	528,831	5,248	0.99
Savings accounts	307,142	4,275	1.39	298,468	2,629	0.88	197,132	1,033	0.52
Time deposits	4,472,242	203,953	4.56	3,507,771	120,398	3.43	2,433,036	69,536	2.86

Total interest bearing deposits	6,695,139	265,729	3.97	5,571,166	156,252	2.80	4,000,805	83,135	2.08

Federal Home Loan Bank advances	364,149	14,675	4.03	333,108	11,912	3.58	222,278	8,070	3.63
Notes payable and other borrowings	149,764	5,638	3.76	167,930	4,178	2.49	154,577	2,358	1.53
Subordinated notes	66,742	4,695	6.94	50,000	2,829	5.66	50,000	2,891	5.78
Long-term debt — trust preferred securities	237,249	18,322	7.62	217,983	15,106	6.93	130,830	7,468	5.71

Total interest bearing liabilities	7,513,043	309,059	4.11	6,340,187	190,277	3.00	4,558,490	103,922	2.28

Non-interest bearing deposits	623,542			592,879			400,333
Other liabilities	87,178			45,369			101,369
Equity	701,794			609,167			391,335

Total liabilities and shareholders’ equity	$8,925,557			$7,587,602			$5,451,527

Interest rate spread (5) (8)			2.80%			2.92%			2.96%
Net free funds/contribution (6)	$584,774		0.30%	$560,094		0.24%	$450,985		0.21%
Net interest income/Net interest margin (8)		$250,507	3.10%		$218,086	3.16%		$158,609	3.17%
Core net interest margin (7) (8)			3.31%			3.37%			3.31%

(1)	Average balances were generally computed using daily balances.

(2)	Interest income on tax-advantaged loans, trading account securities and securities reflects a tax-equivalent adjustment based on a marginal federal corporate tax rate of 35%. The total adjustments reflected in the above table are $1.621 million, $1.327 million and $785,000 in 2006, 2005 and 2004 respectively.

(3)	Other earning assets include brokerage customer receivables and trading account securities.

(4)	Loans, net of unearned income, include mortgages held-for-sale and non-accrual loans.

(5)	Interest rate spread is the difference between the yield earned on earning assets and the rate paid on interest-bearing liabilities.

(6)	Net free funds are the difference between total average earning assets and total average interest-bearing liabilities. The estimated contribution to net interest margin from net free funds is calculated using the rate paid for total interest-bearing liabilities.

(7)	The core net interest margin excludes the effect of the net interest expense associated with Wintrust’s Long-term Debt — Trust Preferred Securities.

(8)	See “Non-GAAP Financial Measures/Ratios” for additional information on this performance measure/ratio.

76	Wintrust Financial Corporation

Changes in Interest Income and Expense
The following table shows the dollar amount of changes in interest income (on a tax-equivalent basis) and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate for the periods indicated (in thousands):

	Years Ended December 31,
	2006 Compared to 2005			2005 Compared to 2004
	Change	Change		Change	Change
	Due to	Due to	Total	Due to	Due to	Total
	Rate	Volume	Change	Rate	Volume	Change

Interest income:
Interest bearing deposits with banks	$202	171	373	$125	73	198
Securities	13,536	13,724	27,260	1,604	24,553	26,157
Federal funds sold and securities purchased under resale agreement	1,595	313	1,908	2,027	524	2,551

Total liquidity management assets	15,333	14,208	29,541	3,756	25,150	28,906

Other earning assets	404	387	791	499	(747)	(248)
Loans	58,934	61,937	120,871	37,659	79,515	117,174

Total interest income	74,671	76,532	151,203	41,914	103,918	145,832

Interest expense:
Deposits — interest bearing:
NOW accounts	5,437	2,138	7,575	4,394	2,774	7,168
Wealth management deposits	8,690	1,585	10,275	7,298	370	7,668
Money market accounts	6,742	(316)	6,426	4,321	1,502	5,823
Savings accounts	1,567	79	1,646	915	681	1,596
Time deposits	51,354	32,201	83,555	15,881	34,981	50,862

Total interest expense — deposits	73,790	35,687	109,477	32,809	40,308	73,117

Federal Home Loan Bank advances	1,587	1,176	2,763	(111)	3,953	3,842
Notes payable and other borrowings	2,849	(1,389)	1,460	1,694	126	1,820
Subordinated notes	786	1,080	1,866	(54)	(8)	(62)
Long-term debt — trust preferred securities	1,822	1,394	3,216	2,037	5,601	7,638

Total interest expense	80,834	37,948	118,782	36,375	49,980	86,355

Net interest income	$(6,163)	38,584	32,421	$5,539	53,938	59,477

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
Provision for Credit Losses
The provision for credit losses totaled $7.1 million in 2006, $6.7 million in 2005, and $6.3 million in 2004. Net charge-offs totaled $5.2 million in 2006, $4.9 million in 2005 and $2.7 million in 2004. The allowance for loan losses as a percentage of loans at December 31, 2006, 2005 and 2004 was 0.71%, 0.77% and 0.79%, respectively. Non-performing loans were $36.9 million and $26.2 million at December 31, 2006 and 2005, respectively. In 2006, the Company reclassified $92,000 from a separate liability account which represents the portion of the allowance for loan losses that was associated with lending-related commitments, specifically unfunded loan commitments and letters of credit. In 2005, the Company reclassified $491,000 from its allowance for loan losses to the allowance for lending-related commitments. In future periods, the provision for credit losses may contain both a component related to funded loans (provision for loan losses)

2006 Annual Report	77

and a component related to lending-related commitments (provision for unfunded loan commitments and letters of credit). While management believes the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for loan losses and the allowance for lending-related commitments will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-due and non-performing loans, and other factors. Please refer to the “Credit Risk and Asset Quality” section of this report for further discussion of the Company’s loan loss experience and non-performing assets.
Non-interest Income
Non-interest income totaled $91.2 million in 2006, $93.6 million in 2005 and $85.5 million in 2004, reflecting a decrease of 2.5% in 2006 compared to 2005, and an increase of 10% in 2005 compared to 2004. Non-interest income as a percentage of net revenue declined to 27% in 2006 compared to 30% in 2005 and 35% in 2004. The six community bank acquisitions in 2003, 2004 and 2005 contributed to this decline as their predominant source of revenue is net interest income. The following table presents non-interest income by category for 2006, 2005 and 2004 (in thousands).

	Years ended December 31,			2006 compared to 2005		2005 compared to 2004
	2006	2005	2004	$ Change	% Change	$ Change	% Change

Brokerage	$19,615	20,154	22,892	$(539)	(2.7)%	$(2,738)	(12.0)%
Trust and asset management	12,105	9,854	8,764	2,251	22.9	1,090	12.4

Total wealth management fees	31,720	30,008	31,656	1,712	5.7	(1,648)	(5.2)
Mortgage banking	22,341	25,913	18,250	(3,572)	(13.8)	7,663	42.0
Service charges on deposit accounts	7,146	5,983	4,100	1,163	19.4	1,883	45.9
Gain on sales of premium finance receivables	2,883	6,499	7,347	(3,616)	(55.6)	(848)	(11.5)
Administrative services	4,598	4,539	3,984	59	1.3	555	13.9
Gains on available-for-sale securities, net	17	1,063	1,863	(1,046)	(98.4)	(800)	(42.9)
Other:
Fees from covered call options	3,157	11,434	11,121	(8,277)	(72.4)	313	2.8
Trading income — net cash settlement of swaps	1,237	440	—	797	181.1	440	NM
Trading income (loss) — change in fair market value	7,514	(1,339)	—	8,853	661.2	(1,339)	NM
Bank Owned Life Insurance	2,948	2,431	1,997	517	21.3	434	21.7
Miscellaneous	7,671	6,586	5,134	1,085	16.5	1,452	28.3

Total other	22,527	19,552	18,252	2,975	15.2	1,300	7.1

Total non-interest income	$91,232	93,557	85,452	$(2,325)	(2.5)%	$8,105	9.5%

NM — Not Meaningful
Wealth management fees are comprised of the trust and asset management revenue of WHTC and the asset management fees, brokerage commissions, trading commissions and insurance product commissions generated by the Wayne Hummer Companies. In December 2006, Focused Investments was merged into its parent WHI and is now being marketed as part of the Wayne Hummer Wealth Management family of products. Trust and asset management fees represent WHTC’s trust fees which include fees earned on assets under management, custody fees and other trust related fees and WHAMC’s fees for advisory services to individuals and institutions, municipal and tax-exempt organizations, including the management of the Wayne Hummer proprietary mutual funds. The brokerage income is generated by WHI, the Company’s broker-dealer subsidiary.
Brokerage revenue is directly impacted by trading volumes. In 2006, brokerage revenue totaled $19.6 million, reflecting a decrease of $539,000, or 2.7%, compared to 2005. The Company anticipates continued recognition of revenue enhancement capabilities and cost saving opportunities as a result of the conversion to an out-sourced securities clearing platform completed by WHI in the third quarter of 2005 and continued growth of the wealth management platform throughout its banking locations. In 2005, brokerage revenue totaled $20.2 million reflecting a decrease of $2.7 million, or 12.0%, compared to 2004.

78	Wintrust Financial Corporation

Trust and asset management fees totaled $12.1 million in 2006, an increase of $2.3 million, or 22.9%, compared to 2005. The 2006 trust and asset management fees include a $2.4 million gain on the sale of the Wayne Hummer Growth Fund. In 2005, trust and asset management fees totaled $9.9 million and increased $1.1 million, or 12.4%, compared to 2004. These fees are based primarily on the market value of the assets under management or administration. Trust assets and assets under management totaled $1.4 billion at December 31, 2006, $1.6 billion at December 31, 2005 and $1.7 billion at December 31, 2004. The Wayne Hummer Growth Fund, which was managed by WHAMC and sold during the first quarter of 2006, had total assets of $162 million at December 31, 2005.
Mortgage banking revenue includes revenue from activities related to originating and selling residential real estate loans into the secondary market. With the addition of WestAmerica and Guardian in May 2004, this revenue line now includes gains on the sales of mortgage loans to the secondary market, origination fees, rate lock commitment fees, document preparation fees, the impact of capitalizing servicing rights on loans sold and serviced by certain Wintrust Banks and the impact of amortizing and valuing the capitalized servicing right asset. Mortgage banking revenue totaled $22.3 million in 2006, $25.9 million in 2005, and $18.3 million in 2004, reflecting a decrease of $3.6 million, or 13.8%, in 2006, and an increase $7.7 million, or 42.0%, in 2005. Mortgage banking revenue continues to be negatively impacted by the current interest rate environment and will be dependent upon the relative level of long-term interest rates in future periods. Effective January 1, 2006, the Company adopted the provisions of SFAS 156 and elected the fair value measurement method for mortgage servicing rights (“MSRs”). Prior to January 1, 2006, MSRs were accounted for at the lower of their initial carrying value, net of accumulated amortization, or fair value. Included in the 2006 mortgage banking revenue decrease is $514,000 of MSR valuation adjustment/amortization (additional expense) compared to 2005.
Service charges on deposit accounts totaled $7.1 million in 2006, $6.0 million in 2005 and $4.1 million in 2004. These increases of 19.4% in 2006 and 45.9% in 2005, were due mainly to the fees generated by the community banks acquired since the fourth quarter of 2003. The majority of deposit service charges relates to customary fees on overdrawn accounts and returned items.
Gain on sales of premium finance receivables results from the Company’s sales of premium finance receivables to an unrelated third party. The majority of the receivables originated by FIFC are purchased by the Banks to more fully utilize their lending capacity. However, the Company has historically sold premium finance receivables to an unrelated third party, with servicing retained. Having a program in place to sell premium finance receivables to a third party allows the Company to execute its strategy to be asset-driven while providing the benefits of additional sources of liquidity and revenue. The level of premium finance receivables sold to an unrelated third party depends in large part on the capacity of the Banks to retain such loans in their portfolio.
As a result of capacity within the Banks to retain the premium finance receivables originated by FIFC, in the third and fourth quarters of 2006, the Company did not sell premium finance receivables to an unrelated third party. Consistent with the Company’s strategy to be asset-driven, it is possible that sales of these receivables may occur in the future. The Company did recognize gains totaling $2.9 million in 2006 related to the sale of premium finance receivables to an unrelated third party in the first half of 2006, $6.5 million in 2005 and $7.3 million in 2004. Loans sold totaled $303 million in 2006, $562 million in 2005 and $496 million in 2004, representing 10%, 21% and 19% of FIFC’s total originations in 2006, 2005 and 2004, respectively.
As FIFC continues to service the loans sold, it recognizes a retained interest in the loans sold which consists of a servicing asset, interest only strip and a recourse obligation, upon each sale. Recognized gains, recorded in accordance with SFAS 140, as well as the Company’s retained interests in these loans are based on the Company’s projection of cash flows that will be generated from the loans. The cash flow model incorporates the amounts FIFC is contractually entitled to receive from the customer, including an estimate of late fees, the amounts due to the purchaser of the loans, fees paid to insurance agents as well as estimates of the term of the loans and credit losses. Significant differences in actual cash flows and the projected cash flows can cause impairment to the servicing asset and interest only strip as well as the recourse obligation. The Company monitors the performance of these loans on a “static pool” basis and adjusts the assumptions in its cash flow model when warranted. These loans have relatively short maturities (less than 12 months) and prepayments are not highly correlated to movements in interest rates. Due to the short-term nature of these loans, the Company believes that the book value of the servicing asset approximates fair value.
The Company capitalized $2.8 million and amortized $4.7 million in servicing assets related to the sale of these loans in 2006, and capitalized $5.0 million and amortized $4.5 million in servicing assets related to sale of these

2006 Annual Report	79

loans in 2005. As of December 31, 2006, the Company’s retained interest in the loans sold included a servicing asset of $522,000, an interest only strip of $878,000 and a liability for its recourse obligation of $129,000.
Gains are significantly dependent on the spread between the net yield on the loans sold and the rate passed on to the purchaser. The net yield on the loans sold and the rates passed on to the purchaser typically do not react in a parallel fashion, therefore causing the spreads to vary from period to period. This spread ranged from 2.62% to 3.24% in 2006, compared to 2.71% to 3.74% in 2005 and 4.02% to 4.84% in 2004. The spreads narrowed as yields on the premium finance receivables have not risen commensurately with increases in short term rates.
The Company typically makes a clean up call by repurchasing the remaining loans in the pools sold after approximately ten months from the sale date. Upon repurchase, the loans are recorded in the Company’s premium finance receivables portfolio and any remaining balance of the Company’s retained interest is recorded as an adjustment to the gain on sale of premium finance receivables. During 2006 and 2005, clean-up calls resulted in increased gains (primarily from reversing the remaining balance of recourse obligations on repurchased loans) of $761,000 and $248,000, respectively, while clean-up calls during 2004 resulted in charges of approximately $272,000. The Company continuously monitors the performance of the loan pools to the projections and adjusts the assumptions in its cash flow model when warranted. Credit losses on loans sold were estimated at 0.15% of the estimated average balances in 2006, at a range of 0.15% to 0.25% for 2005 and at 0.25% in 2004. The decreases in estimated credit losses since 2004 were a result of a lower levels of charge-offs in FIFC’s overall premium finance receivables portfolio. The gains are also influenced by the number of months these loans are estimated to be outstanding. The estimated average terms of the loans were 9 months in 2006 and eight to nine months in 2005 and eight months in 2004. The applicable discount rate used in determining gains related to this activity was the same in 2006, 2005 and 2004.
At December 31, 2006 and 2005, premium finance loans sold and serviced for others for which the Company retains a recourse obligation related to credit losses totaled approximately $58.3 million and $260.6 million, respectively. The remaining estimated recourse obligation carried in other liabilities was approximately $129,000 and $240,000, at December 31, 2006 and 2005, respectively. Credit losses incurred on loans sold are applied against the recourse obligation liability that is established at the date of sale. Credit losses, net of recoveries, for premium finance receivables sold and serviced for others totaled $191,000 in 2006, $269,000 in 2005 and $177,000 in 2004. At December 31, 2006, non-performing loans related to this sold portfolio were approximately $3.5 million, or 6.02% of the sold loans, compared to $3.2 million, or 1.23%, of the sold loans at December 31, 2005. The premium finance portfolio owned by the Company had a ratio of non-performing loans to total loans of 1.07% at December 31, 2006 and 1.40% at December 31, 2005. Ultimate losses on premium finance loans are substantially less than non-performing loans for the reasons noted in the “Non-performing Premium Finance Receivables” portion of the “Credit Risk and Asset Quality” section of this report.
Administrative services revenue generated by Tricom was $4.6 million in 2006, $4.5 million in 2005 and $4.0 million in 2004. This revenue comprises income from administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. During 2005, Tricom increased sales volumes with its current client base, however continued to experience competitive rate pressures.
Premium income from covered call option and put option transactions totaled $3.2 million in 2006, $11.4 million in 2005 and $11.1 million in 2004. The increases in the fees from covered call and put options in 2005 and 2004 are due to the mix in the types of underlying securities and the volatility in the marketplace that resulted in higher premiums for the options. During 2006, call option contracts were written against $1.6 billion of underlying securities, compared to $3.3 billion in 2005 and $2.0 billion in 2004. The same security may be included in this total more than once to the extent that multiple call option contracts were written against it if the initial call option contracts were not exercised. The Company routinely writes call options with terms of less than three months against certain U.S. Treasury and agency securities held in its portfolio for liquidity and other purposes. Management enters into these transactions with the goal of enhancing its overall return on its investment portfolio by using the fees generated from these options to compensate for net interest margin compression. These option transactions are designed to increase the total return associated with holding certain investment securities and do not qualify as hedges pursuant to SFAS 133. There were no outstanding call option contracts at December 31, 2006 or December 31, 2005.
The Company recognized trading income related to interest rate swaps not designated in hedge relationships and the trading account assets of its broker-dealers. Trading income recognized for the net cash settlement of swaps

80	Wintrust Financial Corporation

is income that would have been recognized regardless of whether the swaps were designated in hedging relationships. However, in the absence of hedge accounting, the net cash settlement of the swaps is included in trading income rather than net interest income. Trading income totaled $7.5 million in 2006, compared to a loss of $1.3 million in 2005. The trading income is almost entirely related to the appreciation in the interest rate swaps as the fair market value of the rate swaps increased as rates have risen since 2005. In July 2006, the Company settled its position in these interest rate swap contracts by selling them to third parties. The Company realized approximately $5.8 million from the settlement of these swaps and eliminated any further earnings volatility due to the changes in fair values. These interest rate swaps were initially entered into to hedge the Company’s variable rate trust-preferred securities and subordinated notes and were determined to not qualify for hedge accounting.
Bank Owned Life Insurance (“BOLI”) generated non-interest income of $2.9 million in 2006, $2.4 million in 2005 and $2.0 million in 2004. The Company initially purchased BOLI to consolidate existing term life insurance contracts of executive officers and to mitigate the mortality risk associated with death benefits provided for in executive employment contracts and in connection with certain deferred compensation arrangements. The Company has purchased additional BOLI since then, including $8.9 million of BOLI that was owned by State Bank of the Lakes and $8.4 million owned by Hinsbrook Bank when Wintrust acquired these banks. BOLI totaled $82.1 million at December 31, 2006 and $70.3 million at December 31, 2005, and is included in other assets.
Miscellaneous other non-interest income includes loan servicing fees, service charges, rental income from equipment leases and miscellaneous other income and has increased in 2006 as a result of growth in the Company’s balance sheet. In 2005, miscellaneous income includes a gain of approximately $700,000 on the sale by WHI of its New York Stock Exchange seat.
Non-interest Expense
Non-interest expense totaled $228.8 million in 2006, and increased $30.1 million, or 15%, compared to 2005. In 2005, non-interest expense totaled $198.7 million, and increased $42.6 million, or 27%, compared to 2004. All categories of non-interest expense increased as a result of bank acquisitions in 2005 and 2006, the new branch locations opened and the new de novo bank opened at the end of the first quarter of 2006. Including the locations of Hinsbrook Bank (effective acquisition date of May 31, 2006), Wintrust added or expanded 12 locations in the past 12 months that added to all categories of non-interest expense. In 2006, the Company increased its average loans by 17% and its average deposits by 19%. Similarly, in 2005, average loans increased 33% and average deposits increased 40%. These increases in loans and deposits require higher levels of staffing and other operating costs.
The following table presents non-interest expense by category for 2006, 2005 and 2004 (in thousands).

	Years ended December 31,			2006 compared to 2005		2005 compared to 2004
	2006	2005	2004	$ Change	% Change	$ Change	% Change

Salaries and employee benefits	$137,008	118,071	94,049	$18,937	16.0%	$24,022	25.5%
Equipment	13,529	11,779	9,074	1,750	14.9	2,705	29.8
Occupancy, net	19,807	16,176	10,083	3,631	22.4	6,093	60.4
Data processing	8,493	7,129	5,560	1,364	19.1	1,569	28.2
Advertising and marketing	5,074	4,970	3,403	104	2.1	1,567	46.0
Professional fees	6,172	5,609	5,376	563	10.0	233	4.3
Amortization of other intangible assets	3,938	3,394	1,110	544	16.1	2,284	205.8
Other:
Commissions — 3rd party brokers	3,842	3,823	4,125	19	0.5	(302)	(7.3)
Postage	3,940	3,665	3,064	275	7.5	601	19.6
Stationery and supplies	3,233	3,262	2,569	(29)	(0.9)	693	27.0
Miscellaneous	23,784	20,812	17,678	2,972	14.3	3,134	17.7

Total other	34,799	31,562	27,436	3,237	10.3	4,126	15.0

Total non-interest expense	$228,820	198,690	156,091	$30,130	15.2%	$42,599	27.3%

2006 Annual Report	81

Wintrust’s net overhead ratio, which is non-interest expense less non-interest income as a percent of total average assets, was 1.54% in 2006, 1.39% in 2005 and 1.30% in 2004. This ratio is a key indicator of operating efficiency and the Company continues to compare favorably with regard to this ratio to its peer group based on the most recent peer group data.
Salaries and employee benefits is the largest component of non-interest expense, accounting for 60% of the total in 2006, 59% of the total in 2005 and 60% in 2004. For the year ended December 31, 2006, salaries and employee benefits totaled $137.0 million and increased $18.9 million, or 16% compared to 2005. The increase is comprised of fixed and variable compensation components increasing $10.9 million, the adoption of SFAS 123(R) increasing costs by $5.6 million and total benefits increasing $2.4 million. See Note 18 of the Consolidated Financial Statements for further information on SFAS 123(R). For the year ended December 31, 2005, salaries and employee benefits totaled $118.1 million, and increased $24.0 million, or 26%, compared to 2004. The increase for 2005 is primarily due to the four bank acquisitions that occurred from September 30, 2004 to March 31, 2005, and the opening of new bank facilities in 2005.
Equipment expense, which includes furniture, equipment and computer software depreciation and repairs and maintenance costs, totaled $13.5 million in 2006, $11.8 million in 2005 and $9.1 million in 2004, reflecting increases of 15% in 2006 and 30% in 2005. These increases were caused by higher levels of expense related to the furniture, equipment and computer software required at new facilities and at existing facilities due to increased staffing.
Occupancy expense for the years 2006, 2005 and 2004 was $19.8 million, $16.2 million and $10.1 million, respectively, reflecting increases of 22% in 2006 and 60% in 2005. Occupancy expense includes depreciation on premises, real estate taxes, utilities and maintenance of premises, as well as net rent expense for leased premises. Increases in 2006 and 2005 reflect the increases in the number of facilities operated as well as market increases in operating costs of such facilities.
Data processing expenses totaled $8.5 million in 2006, $7.1 million in 2005 and $5.6 million in 2004, representing increases of 19% in 2006 and 28% in 2005. The increases are primarily due to the additional costs of the newly acquired banks and the overall growth of loan and deposit accounts.
Advertising and marketing expenses totaled $5.1 million for 2006, $5.0 million for 2005 and $3.4 million for 2004. Marketing costs are necessary to attract loans and deposits at the newly chartered banks, to announce new branch openings as well as the expansion of the wealth management business, and to continue to promote community-based products at the more established locations. The level of marketing expenditures depends on the type of marketing programs utilized which are determined based on the market area, targeted audience, competition and various other factors. Management continues to utilize targeted marketing programs in the more mature market areas.
Professional fees include legal, audit and tax fees, external loan review costs and normal regulatory exam assessments. These fees totaled $6.2 million in 2006, $5.6 million in 2005 and $5.4 million in 2004. The increase for 2006 is attributable to the general growth in the Company’s total assets, the expansion of the banking franchise and the acquisition of Hinsbrook Bank. The 2005 increase is attributable to the general growth in the Company’s total assets and fee-based businesses.
Amortization of other intangible assets relates to the amortization of core deposit premiums and customer list intangibles established in connection with the application of SFAS 142 to business combinations. See Note 8 of the Consolidated Financial Statements for further information on these intangible assets.
Commissions paid to 3rd party brokers represent the commissions paid by WHI to a network of unaffiliated banks for brokerage revenue generated through those banks. The decrease in 2005 corresponds with a lower level of related fees generated in 2005 as compared to 2004.
Postage expense for 2006, 2005 and 2004 totaled $3.9 million, $3.7 million and $3.1 million, reflecting increases of 8% in 2006 and 20% in 2005. These increases reflect the increased mailings associated with the higher volume of loans and deposits.
Stationery and supplies totaled $3.2 million in 2006, $3.3 million in 2005 and $2.6 million in 2004, reflecting an decrease of $29,000, or 1%, in 2006 and an increase of $693,000, or 27%, in 2005. The increased level in 2005 was attributable to acquisitions and the opening of new banking facilities.
Miscellaneous non-interest expense includes correspondent bank service charges, insurance, telephone, directors’ fees, loan expenses and other sundry expenses.

82	Wintrust Financial Corporation

This category increased $3.0 million, or 14%, in 2006 and $3.1 million, or 18%, in 2005. These increases are in line with increases in the other non-interest expense categories and reflect the growth in the Company’s balance sheet.
Income Taxes
The Company recorded income tax expense of $37.7 million in 2006, $37.9 million in 2005 and $29.6 million in 2004. The effective tax rates were 36.2%, 36.1% and 36.5% in 2006, 2005 and 2004, respectively. Please refer to Note 17 to the Consolidated Financial Statements for further discussion and analysis of the Company’s tax position, including a reconciliation of the tax expense computed at the statutory tax rate to the Company’s actual tax expense.
Operating Segment Results
As described in Note 24 to the Consolidated Financial Statements, the Company’s operations consist of four primary segments: banking, premium finance, Tricom and wealth management. The Company’s profitability is primarily dependent on the net interest income, provision for credit losses, non-interest income and operating expenses of its banking segment. The net interest income of the banking segment includes income and related interest costs from portfolio loans that were purchased from the premium finance segment. For purposes of internal segment profitability analysis, management reviews the results of its premium finance segment as if all loans originated and sold to the banking segment were retained within that segment’s operations. Similarly, for purposes of analyzing the contribution from the wealth management segment, management allocates the net interest income earned by the banking segment on deposit balances of customers of the wealth management segment to the wealth management segment.
The banking segment’s net interest income for the year ended December 31, 2006 totaled $235.2 million as compared to $211.7 million for the same period in 2005, an increase of $23.5 million, or 11%. The increase in net interest income for 2005 when compared to the total of $142.5 million in 2004 was $69.2 million, or 49%. These increases were primarily the result of continued growth in the loan portfolio partially offset by the effect of a decrease in net interest margin. Total loans increased 22% in 2006 and 20% in 2005. Provision for credit losses decreased to $6.3 million in 2006 compared to $6.5 million in 2005. The provision for credit losses was $6.2 million in 2004. The banking segment’s non-interest income totaled $40.6 million in 2006, a decrease of $10.4 million, or 20%, when compared to the 2005 total of $51.0 million. The decrease in non-interest income in 2006 is primarily a result of a lower level of fees from covered call options, lower gains on sales of premium finance receivables and lower mortgage banking revenues. In 2005, non-interest income for the banking segment increased $9.6 million, or 23% when compared to the 2004 total of $41.4 million. This improvement resulted from a $7.7 million increase in revenue from mortgage banking activities primarily due to the May 2004 acquisitions of WestAmerica and Guardian coupled with a $1.9 million increase in service charges on deposits primarily due to the acquisitions of Northview Bank, Town Bank, State Bank of The Lakes and First Northwest Bank. The banking segment’s net income for the year ended December 31, 2006 totaled $61.1 million, a decrease of $8.3 million, or 12%, as compared to the 2005 total of $69.4 million. The total segment profit in 2005 increased $22.0 million, or 46%, over the $47.4 million that was recorded in 2004.
The premium finance segment’s net interest income totaled $42.4 million for the year ended December 31, 2006 and increased $1.9 million, or 5%, over the $40.5 million in 2005. This increase was primarily the result of $141.7 million of higher average levels of premium finance receivables compared to 2005. Wintrust did not sell any premium finance receivables to an unrelated third party financial institution in the third and fourth quarters of 2006. In 2005, net interest income for the premium finance segment decreased $8.4 million, or 17%, over the 2004 total of $48.9 million. During 2005, this segment was negatively impacted by both competitive asset pricing pressures and higher variable funding costs, which were partially offset by $49 million of higher average levels of premium finance receivables compared to 2004. During 2004, this segment benefited from higher average levels of premium finance receivables, increasing $165 million over 2003, which helped offset competitive pricing pressures in this segment. The premium finance segment’s non-interest income totaled $2.9 million, $6.5 million and $7.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Non-interest income for this segment reflects the gains from the sale of premium finance receivables to an unrelated third party, as more fully discussed in the Consolidated Results of Operations section. Net after-tax profit of the premium finance segment totaled $19.6 million, $21.7 million and $25.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. New receivable originations totaled $3.0 billion in 2006, $2.7 billion in 2005 and $2.6 billion in 2004. The increases in new volumes each year are indicative of this segment’s ability to increase market penetration in existing markets and establish a presence in new markets. However, compet-

2006 Annual Report	83

itive asset pricing pressures and higher variable funding costs offset production gains in 2006.
The Tricom segment data reflects the business associated with short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services that Tricom provides to its clients in the temporary staffing industry. The segment’s net interest income was $3.9 million in 2006, decreasing $187,000, or 5%, compared to the $4.1 million reported for 2005. Net interest income increased $326,000, or 9%, in 2005 compared to 2004. The increase in net interest income in 2006 resulted from higher average receivable balances from both existing and new clients as compared to 2005. The decrease in net interest income in 2006 is attributable to the lower fee yields charged on the short-term accounts receivable financing due to competitive pressures in the industry. Non-interest income for 2006 was $4.6 million, increasing $60,000, or 1%, from the $4.5 million reported in 2005. This followed an increase of $555,000, or 14%, in 2005 compared to the $4.0 million in 2004. Revenue trends at Tricom reflect the general staffing trends of the economy and the entrance of new competitors in most market places served by Tricom. In 2006, Tricom had steady sales volumes with its current client base. The segment’s net income was $1.8 million in 2006, $1.8 million in 2005 and $1.5 million 2004. The stable levels of net income produced by this segment over the past three years reflect Tricom’s ability to contract and expand its business model to address both economic and competitive challenges.
The wealth management segment reported net interest income of $6.3 million for 2006 compared to $1.4 million for 2005 and $5.3 million for 2004. Net interest income is comprised of the net interest earned on brokerage customer receivables at WHI and an allocation of the net interest income earned by the banking segment on non-interest bearing and interest-bearing wealth management customer account balances on deposit at the Banks. The allocated net interest income included in this segment’s profitability was $5.2 million ($3.2 million after tax) in 2006 and $391,000 ($241,000 after tax) in 2005. During the third quarter of 2006, the Company changed the measurement methodology for the net interest income component of the wealth management segment. In conjunction with the change in the executive management team for this segment in the third quarter of 2006, the contribution attributable to the wealth management deposits was redefined to measure the full net interest income contribution. In previous periods, the contribution from these deposits was limited to the value as an alternative source of funding for each bank. As such, the contribution in previous periods did not capture the total net interest income contribution of this funding source. Current executive management of this segment uses this measured contribution to determine overall profitability. Insured wealth management customer account balances on deposit at the Banks were $465.4 million, $407.8 million and $390.1 million at December 31, 2006, 2005 and 2004, respectively. Additional funds deposited at the Banks in future periods in the insured bank deposits would be generated through internal growth of the existing balances on deposit. This segment recorded non-interest income of $38.0 million for 2006 as compared to $36.6 million for 2005 and $35.4 million in 2004. Distribution of wealth management services through each bank subsidiary continues to be a focus of the Company as the number of brokers in its Banks continues to increase. Wealth Management revenue growth generated in the banking locations is significantly outpacing the growth derived from the traditional Wayne Hummer Investment downtown Chicago sources. At the end of December 2006, Focused Investments was merged into its parent Wayne Hummer Investments and is now being marketed as part of the Wealth Management family of products. Wintrust is committed to growing the wealth management segment in order to better service its customers and create a more diversified revenue stream and continues to focus on reducing the fixed cost structure of this segment to a variable cost structure. As a result of the higher level of allocated net interest income to the wealth management segment in 2006, this segment reported a net gain of $3.3 million for 2006 compared to net loss of $589,000 for 2005 and net income of $1.1 million for 2004.

84	Wintrust Financial Corporation

ANALYSIS OF FINANCIAL CONDITION
The Company’s total assets were $9.57 billion at December 31, 2006, an increase of $1.39 billion, or 17%, when compared to the $8.18 billion at December 31, 2005. Total assets increased $1.76 billion, or 27%, in 2005 over the $6.42 billion at December 31, 2004. Loans increased $1.28 billion in 2006, and $866 million in 2005, representing the most significant component of the total asset growth in these years.
Interest-Earning Assets
The following table sets forth, by category, the composition of average earning assets and the relative percentage of each category to total average earning assets for the periods presented (dollars in thousands):

	Years Ended December 31,
	2006		2005		2004
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Loans:
Commercial and commercial real estate	$3,647,982	45%	$2,931,230	42%	$1,967,119	39%
Home equity	641,494	8	621,160	9	509,840	10
Residential real estate (1)	365,159	5	401,473	6	305,050	6
Premium finance receivables	989,689	12	847,970	12	798,970	16
Indirect consumer loans	229,757	3	195,697	3	177,352	4
Tricom finance receivables	41,703	1	36,599	1	26,501	—
Consumer and other loans	97,560	1	103,783	2	76,851	2

Total loans, net of unearned income (2)	6,013,344	75	5,137,912	75	3,861,683	77
Liquidity management assets (3)	2,054,798	25	1,738,725	25	1,108,891	22
Other earnings assets (4)	29,675	—	23,644	—	38,901	1

Total average earning assets	$8,097,817	100%	$6,900,281	100%	$5,009,475	100%

Total average assets	$8,925,557		$7,587,602		$5,451,527

Total average earning assets to total average assets		91%		91%		92%

(1)	Includes mortgage loans held-for-sale

(2)	Includes non-accrual loans

(3)	Includes available-for-sale securities, interest earning deposits with banks and federal funds sold and securities purchased under resale agreements

(4)	Includes brokerage customer receivables and trading account securities
Average earning assets increased $1.2 billion, or 17%, in 2006 and $1.9 billion, or 38%, in 2005. The ratio of average earning assets as a percent of total average assets in 2006 remained unchanged at 91% from 2005 and decreased slightly as compared to 92% in 2004.
Total average loans increased $875.4 million, or 17%, in 2006, and $1.3 billion, or 33%, in 2005. The increase in average loans was primarily funded by increases in deposits. The average loans to average deposits ratio decreased to 82.2% in 2006 from 83.4% in 2005 and 87.7% in 2004. The loan-to-deposit ratio in 2006 fell short of management’s target range of 85% - 90% as deposit growth at recently opened de novo branches was very strong and loan originations were slower than expected as the Company has chosen not to compromise on underwriting and pricing standards when competing for loan balances.
Loans. Total loans at December 31, 2006 were $6.5 billion, increasing $1.3 billion, or 25%, over the December 31, 2005 total of $5.2 billion. Average total loans, net of unearned income, totaled $6.0 billion in 2006, $5.1 billion in 2005 and $3.9 billion in 2004.
Average commercial and commercial real estate loans, the largest loan category, totaled $3.6 billion in 2006, and increased $716.8 million, or 24%, over the average balance in 2005. The average balance in 2005 increased $964.1 million, or 49%, over the average balance in 2004. This category comprised 61% of the average loan portfolio in 2006 and 57% in 2005. The solid growth realized in this category is attributable to acquisitions, increased business development efforts, a relatively low, but rising, interest rate environment and a continued healthy local economy.

2006 Annual Report	85

In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company has developed lending programs focused on specialized earning asset niches that generally have large volumes of homogeneous assets that can be acquired for the Banks’ portfolios and possibly sold in the secondary market to generate fee income. These specialty niches also diversify the Banks’ loan portfolios and add higher yielding earning assets that help to improve the net interest margin. However, these loans may involve greater credit risk than generally associated with loan portfolios of more traditional community banks due to marketability of the collateral, or because of the indirect relationship the Company has with the underlying borrowers. Specialty loan programs include premium finance, indirect auto, Tricom finance receivables, mortgage broker warehouse lending through Hinsdale Bank, the Community Advantage program at Barrington Bank, which provides lending, deposit and cash management services to condominium, homeowner and community associations and the small aircraft lending program at Crystal Lake Bank. Other than the premium finance receivables, Tricom finance receivables and indirect auto, all of the loans generated by these specialty loan programs are included in commercial and commercial real estate loans in the preceding table. Management continues to evaluate other specialized types of earning assets to assist with the deployment of deposit funds and to diversify the earning asset portfolio.
Home equity loans averaged $641.5 million in 2006, and increased $20.3 million, or 3%, when compared to the average balance in 2005. Unused commitments on home equity lines of credit totaled $846.8 million at December 31, 2006, and $745.7 million at December 31, 2005.
Residential real estate loans averaged $365.2 million in 2006, and decreased $36.3 million, or 9%, over the average balance in 2005. This category includes mortgage loans held-for-sale. By selling residential mortgage loans into the secondary market, the Company eliminates the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans, and provides a source of non-interest revenue. The remaining loans in this category are maintained within the Banks’ loan portfolios and represent mostly adjustable rate mortgage loans and shorter-term fixed rate mortgage loans.
Premium finance receivables are originated through FIFC. These receivables represent loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. All premium finance receivables originated by FIFC are subject to the Company’s credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums. Average premium finance receivables totaled $989.7 million in 2006, and accounted for 16% of the Company’s average total loans. Average premium finance receivables increased $141.7 million, or 17%, from the average balance of $848.0 million in 2005. The majority of the receivables originated by FIFC are sold to the Banks and retained in their loan portfolios. However, premium finance receivables are also sold to an unrelated third party with servicing retained. Having a program in place to sell premium finance receivables to a third party allows the Company to execute its strategy to be asset-driven while providing the benefits of additional sources of liquidity and revenue. During the third quarter of 2006, the Company’s average loan-to-deposit ratio remained below the target range and, accordingly, the sale of these receivables was suspended. Consistent with the Company’s strategy to be asset-driven, it is possible that sales of these receivables may occur in the future. See Consolidated Results of Operations for further information on these loan sales. Total premium finance loan originations were $3.0 billion, $2.7 billion and $2.6 billion in 2006, 2005 and 2004, respectively.
Indirect consumer loans are comprised primarily of automobile loans (93% of indirect portfolio) and to a lesser extent, boat loans, as a result of the acquisition of State Bank of The Lakes in 2005. These loans are financed from networks of unaffiliated automobile and boat dealers located throughout the Chicago and southern Wisconsin metropolitan areas with which the Company has established relationships. Indirect auto loans are secured by new and used automobiles and generally have an original maturity of 36 to 72 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with the Company’s portfolios are diversified among many individual borrowers. Like other consumer loans, the indirect consumer loans are subject to the Banks’ established credit standards. Management regards substantially all of these loans as prime quality loans. Management continually monitors the dealer relationships to ensure the Banks are not dependent on any one dealer as a source of such loans. During 2006, 2005 and 2004 average indirect consumer loans totaled $229.8 million, $195.7 million and $177.4 million, respectively.
Tricom finance receivables represent high-yielding short-term accounts receivable financing to Tricom’s clients in the temporary staffing industry located throughout the United States. These receivables may involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on

86	Wintrust Financial Corporation

the marketability of the collateral. The principal sources of repayments on the receivables are payments due to the borrowers from their customers who are located throughout the United States. The Company mitigates this risk by employing lockboxes and other cash management techniques to protect their interests. Typically, Tricom also provides value-added out-sourced administrative services to many of these clients, such as data processing of payrolls, billing and cash management services, which generate additional fee income. Average Tricom finance receivables were $41.7 million in 2006, $36.6 million in 2005 and $26.5 million in 2004. Higher sales volumes with Tricom’s current client base coupled with new client business has lead to the higher level of Tricom finance receivables in 2006, compared with 2005 and 2004.
Liquidity Management Assets. Funds that are not utilized for loan originations are used to purchase investment securities and short-term money market investments, to sell as federal funds and to maintain in interest-bearing deposits with banks. The balances of these assets fluctuate frequently based on deposit inflows, the level of other funding services and loan demand. Average liquidity management assets accounted for 25% of total average earning assets in 2006 and 2005 and 22% in 2004. Average liquidity management assets increased $316.1 million in 2006 compared to 2005, and $629.8 million in 2005 compared to 2004, as a result of increases in average deposits and other funding sources exceeding increases in average loans during these years.
Other earning assets. Average other earning assets includes trading account securities and brokerage customer receivables at WHI. These other earning assets averaged $29.7 million in 2006, an increase of $6.0 million, or 26%, compared to the average 2005 balance of $23.6 million. Average other earning assets decreased $15.3 million, or 39%, in 2005 compared to 2004. The decrease in 2005 was attributable to a short period of time in 2005 when these assets were funded by a third party. In the normal course of business, WHI activities involve the execution, settlement, and financing of various securities transactions. These activities may expose WHI to risk in the event the customer is unable to fulfill its contractual obligations. WHI maintains cash and margin accounts for its customers, who are generally located in the Chicago, Illinois and Appleton, Wisconsin metropolitan areas of the Midwest.
WHI’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, WHI, under an agreement with the out-sourced securities firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in customer accounts. In connection with these activities, WHI executes and the out-sourced securities firm clears customer transactions relating to the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose WHI to off-balance-sheet risk, particularly in volatile trading markets, in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, WHI, under an agreement with the out-sourced securities firm, may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligations. WHI seeks to control the risks associated with its customers’ activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WHI monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.
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
Deposits. During 2006 and 2005, the Company experienced significant growth in both the number of accounts and the balance of deposits primarily as a result of new branch openings, strong marketing efforts and the acquisition of Hinsbrook Bank in the second quarter of 2006. Total deposits at December 31, 2006, were $7.9 billion, increasing $1.2 billion, or 17%, over the $6.7 billion at December 31, 2005.
Average deposit balances in 2006 were $7.3 billion, reflecting an increase of $1.2 billion, or 19%, compared to the average balances in 2005. During 2005, average deposits increased $1.8 billion, or 40%, compared to the prior year. The composition of the deposit base has

2006 Annual Report	87

remained relatively consistent over the last three years as evidenced by the average deposit balances and relative composition of each deposit category to total deposits as presented in the following table (dollars in thousands):

	Years Ended December 31,
	2006		2005		2004
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Non-interest bearing deposits	$623,542	9%	$592,879	9%	$400,333	9%
NOW accounts	774,481	10	699,323	11	481,759	11
Wealth management deposits	464,438	6	407,816	7	360,047	8
Money market accounts	639,590	9	657,788	11	528,831	12
Savings accounts	307,142	4	298,468	5	197,132	5
Time certificates of deposit	4,509,488	62	3,507,771	57	2,433,036	55

Total deposits	$7,318,681	100%	$6,164,045	100%	$4,401,138	100%

Wealth management deposits are funds from the brokerage customers of WHI, and the trust and asset management customers managed by Wayne Hummer Trust Company which have been placed into deposit accounts of the Banks (“Wealth management deposits” in the table above). Consistent with reasonable interest rate risk parameters, the funds have generally been invested in loan production of the Banks as well as other investments suitable for banks.
Growth in the deposit base continues to be generated by each of the Banks. The following table presents average deposit balances for each Bank and the relative percentage of total average deposits held by each Bank during each of the past three years (dollars in thousands):

	Years Ended December 31,
	2006		2005		2004
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Lake Forest Bank	$1,048,493	14%	$947,014	15%	$827,063	19%
Hinsdale Bank (4)	888,430	12	740,092	12	658,407	15
North Shore Bank	819,010	11	767,464	12	718,299	16
Libertyville Bank	741,231	10	662,330	11	527,179	12
Barrington Bank	707,620	10	653,509	11	543,401	12
Crystal Lake Bank	457,486	6	410,168	7	392,095	9
Northbrook Bank	632,337	9	554,717	9	280,514	6
Advantage Bank	219,689	3	209,136	3	177,243	4
Village Bank (1)	504,021	7	359,224	6	128,730	3
Beverly Bank (2)	138,800	2	83,285	1	25,151	1
Wheaton Bank (3)(5)	157,440	2	94,194	2	64,324	2
Town Bank (3)	358,295	5	283,548	5	58,732	1
State Bank of The Lakes	418,805	6	399,364	6	—	—
Old Plank Trail Bank (4)	44,569	1	—	—	—	—
St. Charles Bank (5)	182,455	2	—	—	—	—

Total deposits	$7,318,681	100%	$6,164,045	100%	$4,401,138	100%

Percentage increase from prior year		19%		40%		28%

(1)	For 2005, represents effect on consolidated average deposits from effective acquisition date of March 31, 2005 for First Northwest Bank, which was merged with Village Bank. At December 31, 2005, Village Bank had total deposits of $498.0 million.

(2)	For 2004, represents effect on consolidated average deposits from effective organization date of April 1, 2004 for Beverly Bank. At December 31, 2004, Beverly Bank had total deposits of $58.1 million.

(3)	For 2004, represents effect on consolidated average deposits from effective acquisition dates of September 30, 2004 for Wheaton Bank and October 1, 2004 for Town Bank. At December 31, 2004, Wheaton Bank had total deposits of $64.6 million and Town Bank had total deposits of $242.8 million.

(4)	For 2006, represents effect on consolidated average deposits from effective organization date of March 23, 2006 for Old Plank Trail Bank. At December 31, 2006, Old Plank Trail Bank had total deposits of $92.0 million.

(5)	For 2006, represents effect on consolidated average deposits from effective acquisition date of May 31, 2006 for Hinsbrook Bank. Branches (and related deposits) from Hinsbrook Bank were sold to Hinsdale Bank and Wheaton Bank in the fourth quarter of 2006. Hinsbrook’s Geneva branch was renamed St. Charles Bank.

88	Wintrust Financial Corporation

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
The composition of average other funding sources in 2006, 2005 and 2004 is presented in the following table (dollars in thousands):

	Years Ended December 31,
	2006		2005		2004
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Notes payable	$6,913	1%	$12,100	2%	$5,004	1%
Federal Home Loan Bank advances	364,149	45	333,108	43	222,278	40
Subordinated notes	66,742	8	50,000	7	50,000	9
Short-term borrowings	140,968	17	152,575	20	114,831	21
Wayne Hummer Companies funding	—	—	—	—	10,016	2
Long-term debt — trust preferred securities	237,249	29	217,983	28	130,830	23
Other	1,883	—	3,255	—	24,726	4

Total other funding sources	$817,904	100%	$769,021	100%	$557,685	100%

Notes payable balances represent the balances on a credit agreement with an unaffiliated bank. This credit facility is available for corporate purposes such as to provide capital to fund continued growth at existing bank subsidiaries, possible future acquisitions and for other general corporate matters. At December 31, 2006 and 2005, the Company had $11.8 million and $1.0 million, respectively, of notes payable outstanding. See Note 11 to the Consolidated Financial Statements for further discussion of the terms of this credit facility.
FHLB advances provide the Banks with access to fixed rate funds which are useful in mitigating interest rate risk and achieving an acceptable interest rate spread on fixed rate loans or securities. FHLB advances to the Banks totaled $325.5 million at December 31, 2006, and $349.3 million at December 31, 2005. See Note 12 to the Consolidated Financial Statements for further discussion of the terms of these advances.
The Company borrowed $75.0 million under three separate $25 million subordinated note agreements. Each subordinated note requires annual principal payments of $5.0 million beginning in the sixth year of the note and has terms of ten years with final maturity dates in 2012, 2013 and 2015. These notes qualify as Tier II regulatory capital. See Note 13 to the Consolidated Financial Statements for further discussion of the terms of the notes.
Short-term borrowings include securities sold under repurchase agreements and federal funds purchased. These borrowings totaled $159.9 million and $93.5 million at December 31, 2006 and 2005, respectively. Securities sold under repurchase agreements primarily represent sweep accounts for certain customers in connection with master repurchase agreements at the Banks. This funding category fluctuates based on customer preferences and daily liquidity needs of the Banks, their customers and the Banks’ operating subsidiaries.
Wayne Hummer Companies’ funding consists of collateralized demand obligations to third party banks that were used to finance securities purchased by customers on margin and securities owned by WHI, and demand obligations to brokers and clearing organizations. During the third quarter of 2004, WHI entered into a lending relationship with an affiliate bank to satisfy its funding needs.
The Company has $249.8 million of long-term debt — trust preferred securities outstanding as of December 31, 2006. This balance is comprised of issuances of these securities through nine separate trusts. The amounts reflected on the balance sheet represent the debentures issued to the trusts by the Company and equal the amount of the preferred and common securities issued by the trusts. The increases in the average balances in 2006 and 2005 compared to the respective prior year’s average balances were due to additional issuances of

2006 Annual Report	89

these debentures in the last three years. In 2004, the Company assumed $6.2 million of debentures in connection with the acquisition of Northview Financial Corporation, and in October 2004, assumed an additional $6.2 million in connection with the acquisition of Town Bancshares, Ltd. In May and December 2004, the Company issued $41.2 million and $51.6 million, respectively, of these debentures. In March 2005, the Company assumed $5.2 million of debentures in connection with the acquisition of First Northwest Bancorp, Inc. In August 2005, the Company issued $41.2 million of floating rate debentures in connection with a private placement of the related trust-preferred securities to an institutional investor. The proceeds from this issuance were used in part to redeem at par $20.6 million of 10.5% fixed rate debentures that were originally issued in 2000. On September 1, 2006, the Company issued $51.4 million of 6.84% fixed rate debenture in connection with a private placement of the related trust-preferred securities and on September 5, 2006, the Company used the proceeds from this issuance to redeem at par $32.0 million of 9.0% fixed rate debentures originally issued in 1998.
See Note 15 of the Consolidated Financial Statements for further discussion of the Company’s long-term debt — trust preferred securities.
Trust-preferred securities, subject to certain limitations, currently qualify as Tier 1 regulatory capital. Interest expense on the securities is deducible for tax purposes, resulting in a cost-efficient form of regulatory capital.
Shareholders’ Equity. Total shareholders’ equity was $773.3 million at December 31, 2006 reflecting an increase of $145.4 million over the December 31, 2005 total of $627.9 million. In 2005, shareholders’ equity increased $154.0 million over the December 31, 2004 balance. During 2006, shareholders’ equity increased $59.5 million as a result of earnings retention ($66.5 million of net income less dividends of $7.0 million), $57.1 million due to stock issued in business combinations, $11.6 million from the issuance of 200,000 new shares in final settlement of a forward sale agreement of the Company’s common stock, $17.3 million due to stock-based compensation costs pursuant to the adoption of SFAS 123R, $14.2 million from the issuance of shares (including related tax benefits) pursuant to various stock-based compensation plans and $1.1 million from the cumulative effect adjustment of a change in accounting for MSRs pursuant to the adoption of SFAS 156. Shareholders’ equity decreased $16.3 million in 2006 as a result of the purchase of 344,089 shares of treasury stock, at an average price of $47.50 per share. The shares were repurchased pursuant to a 2,000,000 share repurchase plan authorized by the Board of Directors in July 2006. At December 31, 2006, 1,655,911 shares were still available for repurchase under the plan. The $154.0 million increase in shareholders’ equity in 2005 was primarily due to the retention of earnings (net of dividends) of $61.6 million, proceeds of $55.8 million from the issuance of 1.0 million new shares at $59.50 per share (before issuance costs) in partial settlement of a forward sale agreement entered into in December 2004, $30.6 million from stock issuance in business combinations and $16.0 million from the issuance of stock pursuant to various stock-based compensation arrangements (including related tax benefits), offset by $11.0 million of unrealized loss in other comprehensive income.
Asset-Liability Management
As an ongoing part of its financial strategy, the Company attempts to manage the impact of fluctuations in market interest rates on net interest income. This effort entails providing a reasonable balance between interest rate risk, credit risk, liquidity risk and maintenance of yield. Asset-liability management policies are established and monitored by management in conjunction with the boards of directors of the Banks, subject to general oversight by the Risk Management Committee of the Company’s Board of Directors. The policies establish guidelines for acceptable limits on the sensitivity of the market value of assets and liabilities to changes in interest rates.
Interest rate risk arises when the maturity or repricing periods and interest rate indices of the interest earning assets, interest bearing liabilities, and derivative financial instruments are different. It is the risk that changes in the level of market interest rates will result in disproportionate changes in the value of, and the net earnings generated from, the Company’s interest earning assets, interest bearing liabilities and derivative financial instruments. The Company continuously monitors not only the organization’s current net interest margin, but also the historical trends of these margins. In addition, management attempts to identify potential adverse changes in net interest income in future years as a result of interest rate fluctuations by performing simulation analysis of various interest rate environments. If a potential adverse change in net interest margin and/or net income is identified, management would take appropriate actions with its asset-liability structure to mitigate the effects of these potentially adverse situations. Please refer to earlier sections of this discussion and analysis for further discussion of the net interest margin.

90	Wintrust Financial Corporation

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
One method utilized by financial institutions to manage interest rate risk is to enter into derivative financial instruments. Derivative financial instruments include interest rate swaps, interest rate caps and floors, futures, forwards, option contracts and other financial instruments with similar characteristics. As of December 31, 2006, the Company had $175 million of interest rate swaps outstanding as hedges against certain variable rate liabilities. See Note 21 of the Consolidated Financial Statements for further information.
Additionally, the Company enters into commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors. These transactions are considered derivatives and at December 31, 2006 the Company had approximately $118 million of interest rate lock commitments and $263 million of forward commitments for the future delivery of residential mortgage loans.
During 2006 and 2005, the Company also entered into certain covered call option transactions related to certain securities held by the Company. The Company uses these option transactions (rather than entering into other derivative interest rate contracts, such as interest rate floors) to increase the total return associated with the related securities. Although the revenue received from these options is recorded as non-interest income rather than interest income, the increased return attributable to the related securities from these options contributes to the Company’s overall profitability. The Company’s exposure to interest rate risk may be affected by these transactions. To mitigate this risk, the Company may acquire fixed-rate term debt or use financial derivative instruments. There were no covered call options outstanding as of December 31, 2006 or December 31, 2005.
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

2006 Annual Report	91

Standard gap analysis reflects contractual re-pricing information for assets, liabilities and derivative financial instruments. The following table illustrates the Company’s estimated interest rate sensitivity and periodic and cumulative gap positions as of December 31, 2006:

	Time to Maturity or Repricing
	0-90	91-365	1-5	Over 5
(Dollars in thousands)	Days	Days	Years	Years	Total

Assets:
Federal funds sold and securities purchased under resale agreements	$136,221	—	—	—	136,221
Interest-bearing deposits with banks	19,259	—	—	—	19,259
Available-for-sale securities	383,078	226,416	373,282	856,940	1,839,716

Total liquidity management assets	538,558	226,416	373,282	856,940	1,995,196
Loans, net of unearned income (1)	3,844,436	1,391,481	1,307,590	101,304	6,644,811
Other earning assets	26,364	—	—	—	26,364

Total earning assets	4,409,358	1,617,897	1,680,872	958,244	8,666,371
Other non-earning assets	—	—	—	905,481	905,481

Total assets (RSA)	$4,409,358	1,617,897	1,680,872	1,863,725	9,571,852

Liabilities and Shareholders’ Equity:
Interest-bearing deposits (2)	$3,800,351	2,311,763	1,024,835	33,088	7,170,037
Federal Home Loan Bank advances	27,505	12,018	101,008	185,000	325,531
Notes payable and other borrowings	172,910	—	1,912	—	174,822
Subordinated notes	75,000	—	—	—	75,000
Long-term debt — trust preferred securities	192,002	—	57,826	—	249,828

Total interest-bearing liabilities	4,267,768	2,323,781	1,185,581	218,088	7,995,218
Demand deposits	—	—	—	699,203	699,203
Other liabilities	—	—	—	104,085	104,085
Shareholders’ equity	—	—	—	773,346	773,346

Effect of derivative financial instruments (3):
Interest rate swaps (Company pays fixed, receives floating)	(175,000)	—	85,000	90,000	—

Total liabilities and shareholders’ equity including effect of derivative financial instruments (RSL)	$4,092,768	2,323,781	1,270,581	1,884,722	9,571,852

Repricing gap (RSA - RSL)	$316,590	(705,884)	410,291	(20,997)
Cumulative repricing gap	$316,590	(389,294)	20,997	—

Cumulative RSA/Cumulative RSL	108%	94%	101%
Cumulative RSA/Total assets	46%	63%	81%
Cumulative RSL/Total assets	43%	67%	80%

Cumulative GAP/Total assets	3%	(4)%	0%
Cumulative GAP/Cumulative RSA	7%	(6)%	0%

(1)	Loans, net of unearned income, include mortgages held-for-sale and nonaccrual loans.

(2)	Non-contractual interest-bearing deposits are subject to immediate withdrawal and, therefore, are included in 0-90 days.

(3)	Excludes interest rate swaps to qualified commercial customers as they are offset with interest rate swaps entered into with a third party and have no effect on asset-liability management. See Note 21 of the Consolidated Financial Statements for further discussion of these interest rate swaps.
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

92	Wintrust Financial Corporation

measure the percentage change in net interest income assuming an instantaneous permanent parallel shift in the yield curve of 100 and 200 basis points, both upward and downward. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net interest income over a two-year time horizon due to changes in interest rates, at December 31, 2006 and December 31, 2005, is as follows:

	+ 200	+ 100	- 100	- 200
	Basis	Basis	Basis	Basis
	Points	Points	Points	Points

Percentage change in net interest income due to an immediate 200 basis point shift in the yield curve:
December 31, 2006	4.6%	1.7%	(2.0)%	(7.2)%
December 31, 2005	1.4%	1.1%	(3.9)%	(8.7)%

These results are based solely on an instantaneous permanent parallel shift in the yield curve and do not reflect the net interest income sensitivity that may arise from other factors, such as changes in the shape of the yield curve or the change in spread between key market rates. The above results are conservative estimates due to the fact that no management actions to mitigate potential changes in net interest income are included in this simulation process. These management actions could include, but would not be limited to, delaying a change in deposit rates, extending the maturities of liabilities, the use of derivative financial instruments, changing the pricing characteristics of loans or modifying the growth rate of certain types of assets or liabilities.
The Company’s business strategy provides a solid base on which to grow the deposit and loan portfolios. This growth in the balance sheet has helped fuel earnings growth despite low net interest margins. The Company also mitigates the net interest margin pressure by realizing mortgage banking fees and by engaging in covered call option transactions which in effect compensate for reduced levels of net interest income. Management actively monitors the relationships between growth, net interest income and other income to provide for earnings growth in a challenging interest rate environment.
Liquidity and Capital Resources
The Company and the Banks are subject to various regulatory capital requirements established by the federal banking agencies that take into account risk attributable to balance sheet and off-balance sheet activities. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly discretionary — actions by regulators, that if undertaken could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Federal Reserve’s capital guidelines require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum leverage ratio of Tier 1 Capital to total assets of 3.0% for strong bank holding companies (those rated a composite “1” under the Federal Reserve’s rating system). For all other bank holding companies, the minimum ratio of Tier 1 Capital to total assets is 4.0%. In addition the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities. The following table summarizes the capital guidelines for bank holding companies, as well as the Company’s capital ratios as of December 31, 2006 and December 31, 2005.

			Wintrust’s	Wintrust’s
		Well	Ratios at	Ratios at
	Minimum	Capitalized	Year-end	Year-end
	Ratios	Ratios	2006	2005

Tier 1 Leverage Ratio	4.0%	5.0%	8.2%	8.3%
Tier 1 Capital to Risk-Weighted Assets	4.0%	6.0%	9.8%	10.3%
Total Capital to Risk-Weighted Assets	8.0%	10.0%	11.3%	11.9%
Total average equity to total average assets	N/A	N/A	7.9%	8.0%

As reflected in the table, each of the Company’s capital ratios at December 31, 2006 exceeded the Well-Capitalized ratios established by the Federal Reserve. Refer to Note 19 of the Consolidated Financial Statements for further information on the capital positions of the Banks.
The Company’s principal sources of funds at the holding company level are dividends from its subsidiaries, borrowings on its revolving credit line with an unaffiliated bank, proceeds from the issuance of subordinated debt and trust preferred securities offerings and additional equity offerings. Refer to Notes 11, 13, 15 and 23 of the Consolidated Financial Statements for further information on the Company’s notes payable, subordinated note, Trust Preferred Securities offerings and shareholders’ equity, respectively. The Company increased its regulatory capital by $120.2 million in 2006 and $113.0 million in 2005. Management is committed to maintaining the Company’s capital levels above the “Well-Capitalized” levels established by the Federal Reserve for bank holding companies.

2006 Annual Report	93

In December 2004, the Company completed an underwritten public offering of 1.2 million shares of its common stock at $59.50 per share. In connection with the public offering, the Company entered into a forward sale agreement with RBC relating to 1.2 million shares of our common stock. The Company’s objective with the use of the forward sale agreement was to efficiently provide funding for the acquisitions of Antioch and First Northwest and for general corporate purposes. The forward sale agreement allowed the Company to deliver common stock and receive cash at the Company’s election, to the extent provided by the forward sale agreement. Management believes this flexibility allowed a more timely and efficient use of capital resources. In March 2005, the Company issued 1.0 million shares of common stock in partial settlement of the forward sale agreement and received net proceeds of approximately $55.8 million. In May 2006, in conjunction with the completion of the acquisition of Hinsbrook Bancshares, Inc., the forward sale agreement was fully settled with the Company issuing 200,000 shares of common stock and receiving net proceeds of $11.6 million. See Note 23 of the Consolidated Financial Statements for further information.
Banking laws impose restrictions upon the amount of dividends that can be paid to the holding company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company’s revolving credit line agreement. At January 1, 2007, subject to minimum capital requirements at the Banks, approximately $53.0 million was available for dividends from the Banks without prior regulatory approval. However, since the Banks are required to maintain their capital at the well-capitalized level (due to the Company being approved as a financial holding company), funds otherwise available as dividends from the Banks are limited to the amount that would not reduce any of the Banks’ capital ratios below the well-capitalized level. At January 1, 2007, approximately $24.7 million was available as dividends from the Banks without compromising the Banks’ well-capitalized positions. During 2006, 2005 and 2004 the subsidiaries paid dividends to Wintrust totaling $183.6 million, $45.1 million and $25.5 million, respectively.
The Company declared its first semi-annual cash dividend on its common stock in 2000. A summary of the Company’s cash dividends on common stock is as follows:

Record	Payable	Cash Dividend
Date	Date	per share

February 10, 2000	February 24, 2000	$0.0333
August 10, 2000	August 24, 2000	0.0333
February 8, 2001	February 22, 2001	0.0467
August 9, 2001	August 23, 2001	0.0467
February 5, 2002	February 19, 2002	0.0600
August 6, 2002	August 20, 2002	0.0600
February 6, 2003	February 20, 2003	0.0800
August 6, 2003	August 20, 2003	0.0800
February 5, 2004	February 19, 2004	0.1000
August 10, 2004	August 24, 2004	0.1000
February 8, 2005	February 22, 2005	0.1200
August 9, 2005	August 23, 2005	0.1200
February 9, 2006	February 23, 2006	0.1400
August 10, 2006	August 24, 2006	0.1400
February 8, 2007	February 22, 2007	0.1600

The dividend payout ratio was 10.9% in 2006, 8.7% in 2005 and 8.5% in 2004. The Company continues to target an earnings retention ratio of approximately 90% to support continued growth. The dividends paid in 2006 represented a 17% increase over the dividends paid in 2005. Along those same lines, the semi-annual dividend declared in January 2007 represents (on an annualized basis) a 14% increase over 2006.
In July 2006, the Company’s Board of Directors approved the repurchase of up to 2,000,000 shares of its outstanding common stock over the next 18 months. This repurchase plan replaces the previous share repurchase plan that was announced in January 2000. During 2006, the Company repurchased 344,089 shares of its common stock under this new plan for approximately $16.3 million, representing an average price per share of $47.50.
Liquidity management at the Banks involves planning to meet anticipated funding needs at a reasonable cost. Liquidity management is guided by policies, formulated and monitored by the Company’s senior management and each Bank’s asset/liability committee, which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Banks’ principal sources of funds are deposits, short-term borrowings and capital contributions from the hold-

94	Wintrust Financial Corporation

ing company. In addition, the Banks are eligible to borrow under Federal Home Loan Bank advances, another source of liquidity.
Core deposits are the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC. Core deposits are generally defined in the industry as total deposits less time deposits with balances greater than $100,000. Approximately 55% of the Company’s total assets were funded by core deposits at the end of 2006 compared to 56% at the end of 2005. The remaining assets were funded by other funding sources such as time deposits with balances in excess of $100,000, borrowed funds and equity capital. Due to the affluent nature of many of the communities that the Company serves, management believes that many of its time deposits with balances in excess of $100,000 are also a stable source of funds.
Liquid assets refer to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 2006, net liquid assets totaled approximately $346.7 million, compared to approximately $418.1 million at December 31, 2005.
The Banks routinely accept deposits from a variety of municipal entities. Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At December 31, 2006 and 2005, the Banks had approximately $910.1 million and $774.5 million, respectively, of securities collateralizing such public deposits and other short-term borrowings. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.
The Company is not aware of any known trends, commitments, events, regulatory recommendations or uncertainties that would have any adverse effect on the Company’s capital resources, operations or liquidity.

2006 Annual Report	95

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The Company has various financial obligations, including contractual obligations and commitments, that may require future cash payments.
Contractual Obligations. The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the Consolidated Financial Statements.

		Payments Due In
	Note	One Year	1 - 3	3 - 5	Over
	Reference	or Less	Years	Years	5 Years	Total

		(in thousands)
Deposits (1)	10	$7,010,782	829,055	263,894	2,676	8,106,407
Notes payable	11	11,750	—	—	1,000	12,750
FHLB advances (1)(2)	12	28,000	17,000	70,500	210,000	325,500
Subordinated notes	13	—	—	—	75,000	75,000
Other borrowings	14	160,072	—	2,000	—	162,072
Long-term debt — trust preferred securities (1)	15	—	—	—	249,493	249,493
Operating leases	16	5,009	5,764	4,734	18,824	34,331
Purchase obligations (3)		37,347	17,014	21,165	233	75,759

(1)	Excludes basis adjustment for purchase accounting valuations.

(2)	Certain advances provide the FHLB with one-time call dates which are not reflected in the above table.

(3)	Purchase obligations presented above primarily relate to certain contractual obligations for services related to the construction of facilities, data processing and the outsourcing of certain operational activities.
The Company also enters into derivative contracts under which the Company is required to either receive cash from or pay cash to counterparties depending on changes in interest rates. Derivative contracts are carried at fair value representing the net present value of expected future cash receipts or payments based on market rates as of the balance sheet date. Because the derivative liabilities recorded on the balance sheet at December 31, 2006 do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above.
Commitments. The following table presents a summary of the amounts and expected maturities of significant commitments as of December 31, 2006. Further information on these commitments is included in Note 20 of the Consolidated Financial Statements.

	One Year	1 - 3	3 - 5	Over
	or Less	Years	Years	5 Years	Total

	(in thousands)
Commitment type:
Commercial, commercial real estate and construction	$1,220,274	378,949	52,819	10,618	1,662,660
Residential real estate	117,795	—	—	—	117,795
Revolving home equity lines of credit	846,821	—	—	—	846,821
Letters of credit	96,246	59,030	19,810	175	175,261
Commitments to sell mortgage loans	262,712	—	—	—	262,712

96	Wintrust Financial Corporation

Contingent Liabilities. In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2006, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $58.3 million and the recourse obligation was $129,000 and included in other liabilities on the balance sheet. The Company has historically sold premium finance receivables to an unrelated third party, however in the third and fourth quarters of 2006, the Company did not sell premium finance receivables to an unrelated third party. Please refer to the Consolidated Results of Operations section of this report for further discussion of these loan sales.
The Company enters into residential mortgage loan sale agreements with investors in the normal course of business. These agreements usually require certain representations concerning credit information, loan documentation, collateral and insurability. On occasion, investors have requested the Company to indemnify them against losses on certain loans or to repurchase loans which the investors believe do not comply with applicable representations. Upon completion of its own investigation, the Company generally repurchases or provides indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale. Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided and regularly evaluates the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. At December 31, 2006 the liability for estimated losses on repurchase and indemnification was $322,000 and was included in other liabilities on the balance sheet.

2006 Annual Report	97

CREDIT RISK AND ASSET QUALITY
Allowance for Credit Losses
The following table summarizes the activity in the allowance for credit losses during the last five years (dollars in thousands):

	2006	2005	2004	2003	2002

Allowance for loan losses at beginning of year	$40,283	34,227	25,541	18,390	13,686
Provision for credit losses	7,057	6,676	6,298	10,999	10,321
Allowance acquired in business combinations	3,852	4,792	5,110	1,602	—
Reclassification to allowance for lending-related commitments	92	(491)	—	—	—

Charge-offs:
Commercial and commercial real estate loans	4,534	3,252	2,356	2,382	1,677
Home equity loans	97	88	—	358	—
Residential real estate loans	81	198	—	—	3
Consumer and other loans	371	363	204	222	294
Premium finance receivables	2,760	2,067	1,852	2,558	3,680
Indirect consumer loans	584	555	425	937	925
Tricom finance receivables	50	—	33	—	10

Total charge-offs	8,477	6,523	4,870	6,457	6,589

Recoveries:
Commercial and commercial real estate loans	2,299	527	1,148	339	314
Home equity loans	31	—	6	39	—
Residential real estate loans	2	—	—	13	—
Consumer and other loans	148	243	104	40	26
Premium finance receivables	567	677	738	399	456
Indirect consumer loans	191	155	152	173	150
Tricom finance receivables	10	—	—	4	26

Total recoveries	3,248	1,602	2,148	1,007	972

Net charge-offs	(5,229)	(4,921)	(2,722)	(5,450)	(5,617)

Allowance for loan losses at end of year	$46,055	40,283	34,227	25,541	18,390

Allowance for lending-related commitments at end of year	457	491	—	—	—

Allowance for credit losses at end of year	$46,512	40,774	34,227	25,541	18,390

Net charge-offs (recoveries) by category as a percentage of its own respective category’s average:
Commercial and commercial real estate loans	0.06%	0.09%	0.06%	0.14%	0.12%
Home equity loans	0.01	0.01	—	0.08	—
Residential real estate loans	0.02	0.05	—	(0.01)	—
Consumer and other loans	0.23	0.12	0.13	0.34	0.44
Premium finance receivables	0.22	0.16	0.14	0.34	0.70
Indirect consumer loans	0.17	0.20	0.15	0.45	0.42
Tricom finance receivables	0.10	—	0.12	(0.02)	(0.08)

Total loans, net of unearned income	0.09%	0.10%	0.07%	0.18%	0.24%

Net charge-offs as a percentage of the provision for credit losses	74.10%	73.71%	43.22%	49.55%	54.42%

Year-end total loans	$6,496,480	5,213,871	4,348,346	3,297,794	2,556,086
Allowance for loan losses as a percentage of loans at end of year	0.71%	0.77%	0.79%	0.77%	0.72%
Allowance for credit losses as a percentage of loans at end of year	0.72%	0.78%	0.79%	0.77%	0.72%

98	Wintrust Financial Corporation

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
The allowance for loan losses as a percentage of total loans at December 31, 2006 and 2005 was 0.71% and 0.77%, respectively. As a percent of average total loans, total net charge-offs for 2006 and 2005 were 0.09% and 0.10%, respectively. While management believes that the allowance for loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that future losses will not exceed the amounts provided for, thereby affecting future earnings. In 2006, the Company reclassified $92,000 to the allowance for loan losses from a separate liability account which represents the portion of the allowance for credit losses that was associated with lending-related commitments, specifically unfunded loan commitments and letters of credit. In 2005, the Company reclassified $491,000 from its allowance for loan losses to the allowance for lending-related commitments. The allowance for loan losses is a reserve against loan amounts that are actually funded and outstanding while the allowance for lending-related commitments relates to certain amounts that the Company is committed to lend but for which funds have not yet been disbursed. The allowance for credit losses is comprised of the allowance for loan losses and the allowance for lending-related commitments. In future periods, the provision for credit losses may contain both a component related to funded loans (provision for loan losses) and a component related to lending-related commitments (provision for unfunded loan commitments and letters of credit).
The Company allocates allowance to specific loan portfolio groups and maintains its allowance for loan losses at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of internal problem loan identification system (“Problem Loan Report”) loans and actual loss experience, changes in the composition of the loan portfolio, historical loss experience, changes in lending policies and procedures, including underwriting standards and collections, charge-off, and recovery practices, changes in the experience, ability and depth of lending management and staff, changes in national and local economic and business conditions and developments, including the condition of various market segments and changes in the volume and severity of past due and classified loans and trends in the volume of non-accrual loans, troubled debt restructurings and other loan modifications. The allowance for loan losses also includes an element for estimated probable but undetected losses and for imprecision in the credit risk models used to calculate the allowance. The Company reviews Problem Loan Report loans on a case-by-case basis to allocate a specific dollar amount of reserves, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan groupings. The loan groupings utilized by the Company are commercial and commercial real estate, residential real estate, home equity, premium finance receivables, indirect consumer, Tricom finance receivables and consumer. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. The allowance for lending-related commitments is computed using a methodology similar to that used to determine the allowance for loan losses. Loan losses are charged off against the allowance, while recoveries are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more frequently if deemed necessary.
The allowance for loan losses as of December 31, 2006, increased $5.8 million to $46.1 million from December 31, 2005, primarily due to $3.9 from an acquired institution coupled with internal growth, primarily in the commercial and commercial real estate portfolio. The commercial and commercial real estate portfolios and the premium finance portfolio have traditionally experienced the highest level of charge-offs by the Company, along with the losses related to the indirect consumer portfolio.

2006 Annual Report	99

Commercial and commercial real estate loans represent the largest loan category in the Company’s loan portfolio, accounting for 63% of total loans at December 31, 2006. Net charge-offs in this category totaled $2.2 million, or 0.06% of average loans in this category in 2006, and $2.7 million, or 0.09% of average loans in this category in 2005.
Premium finance receivable net charge-offs for the year ended December 31, 2006 totaled $2.2 million as compared to $1.4 million in 2005. Net charge-offs were 0.22% of average premium finance receivables in 2006 versus 0.16% in 2005. As noted in the next section of this report, non-performing premium finance receivables as a percent of total premium finance receivables were 1.07% at December 31, 2006 and 1.40% at December 31, 2005. Indirect consumer loan net charge-offs decreased to $393,000 in 2006 compared to $400,000 in 2005. Net charge-offs as a percentage of average indirect consumer loans were 0.17% in 2006 and 0.20% in 2005.
Past Due Loans and Non-performing Assets
The following table classifies the Company’s non-performing assets as of December 31 for each of last five years. The information in the table should be read in conjunction with the detailed discussion following the table (dollars in thousands):

	2006	2005	2004	2003	2002

Loans past due greater than 90 days and still accruing:
Residential real estate and home equity	$308	159	—	—	32
Commercial, consumer and other	8,454	1,898	715	1,024	3,047
Premium finance receivables	4,306	5,211	3,869	3,439	2,198
Indirect consumer loans	297	228	280	313	423
Tricom finance receivables	—	—	—	—	—

Total loans past due greater than 90 days and still accruing	13,365	7,496	4,864	4,776	5,700

Non-accrual loans:
Residential real estate and home equity	1,738	457	2,660	3,217	711
Commercial, consumer and other	12,959	11,712	3,550	9,646	1,132
Premium finance receivables	8,112	6,189	7,396	5,994	4,725
Indirect consumer loans	376	335	118	107	254
Tricom finance receivables	324	—	—	—	20

Total non-accrual	23,509	18,693	13,724	18,964	6,842

Total non-performing loans:
Residential real estate and home equity	2,046	616	2,660	3,217	743
Commercial, consumer and other	21,413	13,610	4,265	10,670	4,179
Premium finance receivables	12,418	11,400	11,265	9,433	6,923
Indirect consumer loans	673	563	398	420	677
Tricom finance receivables	324	—	—	—	20

Total non-performing loans	36,874	26,189	18,588	23,740	12,542

Other real estate owned	572	1,400	—	368	76

Total non-performing assets	$37,446	27,589	18,588	24,108	12,618

Total non-performing loans by category as a percent of its own respective category’s year end balance:
Residential real estate and home equity	0.23%	0.07%	0.32%	0.48%	0.14%
Commercial, consumer and other	0.51	0.42	0.17	0.63	0.30
Premium finance receivables	1.07	1.40	1.46	1.26	1.50
Indirect consumer loans	0.27	0.28	0.23	0.24	0.38
Tricom finance receivables	0.74	—	—	—	0.10

Total non-performing loans	0.57%	0.50%	0.43%	0.72%	0.49%

Total non-performing assets as a percentage of total assets	0.39%	0.34%	0.29%	0.51%	0.34%

Allowance for loan losses as a percentage of non-performing loans	123.90%	153.82%	184.13%	107.59%	146.63%

100	Wintrust Financial Corporation

Non-performing Residential Real Estate and Home Equity
The non-performing residential real estate and home equity loans totaled $2.0 million at December 31, 2006. The balance increased $1.4 million from December 31, 2005. Each non-performing credit is well secured and in the process of collection. Management believes that the current reserves against these credits are appropriate to cover any potential losses.
Non-performing Commercial, Consumer and Other
The commercial, consumer and other non-performing loan category totaled $21.4 million as of December 31, 2006. The balance in this category increased $7.8 million from December 31, 2005. Management believes that the current reserves against these credits are appropriate to cover any potential losses.
Non-performing Premium Finance Receivables
The table below presents the level of non-performing premium finance receivables as of December 31, 2006 and 2005, and the amount of net charge-offs for the years then ended.

	2006	2005

Non-performing premium finance receivables	$12,418	$11,400
- as a percent of premium finance receivables outstanding	1.07%	1.40%

Net charge-offs of premium finance receivables	$2,193	$1,390
- annualized as a percent of average premium finance receivables	0.22%	0.16%

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
Non-performing Indirect Consumer Loans
Total non-performing indirect consumer loans were $673,000 at December 31, 2006, compared to $563,000 at December 31, 2005. The ratio of these non-performing loans to total indirect consumer loans was 0.27% at December 31, 2006 compared to 0.28% at December 31, 2005. As noted in the Allowance for Credit Losses table, net charge-offs as a percent of total indirect consumer loans were 0.17% for the year ended December 31, 2006 compared to 0.20% in the same period in 2005. The level of nonperforming and net charge-offs of indirect consumer loans continues to be below standard industry ratios for this type of lending.
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
Credit Quality Review Procedures
The Company utilizes a loan rating system to assign risk to loans and utilizes that risk rating system to assist in identifying Problem Loan Report loans as a means of reporting non-performing and potential problem loans. At each scheduled meeting of the Boards of Directors of the Banks and the Wintrust Risk Management Committee, a Problem Loan Report is presented, showing all loans that are non-performing and loans that may warrant additional monitoring. Accordingly, in addition to those loans disclosed under “Past Due Loans and Non-performing Assets,” there are certain loans in the portfolio which management has identified, through its Problem Loan Report, which exhibit a higher than normal credit risk. These Problem Loan Report credits are reviewed individually by management to determine whether any spe-

2006 Annual Report	101

cific reserve amount should be allocated to each respective credit. However, these loans are still performing and, accordingly, are not included in non-performing loans. Management’s philosophy is to be proactive and conservative in assigning risk ratings to loans and identifying loans to be on the Problem Loan Report. The principal amount of loans on the Company’s Problem Loan Report (exclusive of those loans reported as non-performing) as of December 31, 2006 and December 31, 2005, was approximately $84.7 million and $75.9 million, respectively. The year-over-year increase is primarily a result of the acquisition of Hinsbrook Bank. We believe these loans are performing and, accordingly, do not cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.
Loan Concentrations
Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 2006, except for loans included in the premium finance operating segment.
EFFECTS OF INFLATION
A banking organization’s assets and liabilities are primarily monetary. Changes in the rate of inflation do not have as great an impact on the financial condition of a bank as do changes in interest rates. Moreover, interest rates do not necessarily change at the same percentage as does inflation. Accordingly, changes in inflation are not expected to have a material impact on the Company. An analysis of the Company’s asset and liability structure provides the best indication of how the organization is positioned to respond to changing interest rates. See the “Asset-Liability Management” section of this report for additional information.

102	Wintrust Financial Corporation

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of federal securities laws. Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate,” “possible,” and “point.” The forward-looking information is premised on many factors, some of which are outlined below. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to the Company’s projected growth, anticipated improvements in earnings, earnings per share and other financial performance measures, and management’s long-term performance goals, as well as statements relating to the anticipated effects on financial results of condition from expected developments or events, the Company’s business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and to open new branch offices, and to pursue additional potential development or acquisitions of banks, wealth management entities or specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:
•	Competitive pressures in the financial services business which may affect the pricing of the Company’s loan and deposit products as well as its services (including wealth management services).

•	Changes in the interest rate environment, which may influence, among other things, the growth of loans and deposits, the quality of the Company’s loan portfolio, the pricing of loans and deposits and interest income

•	The extent of defaults and losses on our loan portfolio.

•	Unexpected difficulties or unanticipated developments related to the Company’s strategy of de novo bank formations and openings. De novo banks typically require 13 to 24 months of operations before becoming profitable, due to the impact of organizational and overhead expenses, the startup phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets.

•	The ability of the Company to obtain liquidity and income from the sale of premium finance receivables in the future and the unique collection and delinquency risks associated with such loans.

•	Failure to identify and complete acquisitions in the future or unexpected difficulties or unanticipated developments related to the integration of acquired entities with the Company.

•	Legislative or regulatory changes or actions, or significant litigation involving the Company.

•	Changes in general economic conditions in the markets in which the Company operates.

•	The ability of the Company to receive dividends from its subsidiaries.

•	The loss of customers as a result of technological changes allowing consumers to complete their financial transactions without the use of a bank.

•	The ability of the Company to attract and retain senior management experienced in the banking and financial services industries.
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

2006 Annual Report	103

Corporate Locations

Wintrust Financial Corporation
www.wintrust.com
727 North Bank Lane
Lake Forest, IL 60045
847-615-4096
Lake Forest Bank & Trust Company
www.lakeforestbank.com
Lake Forest Locations
Main Bank
727 North Bank Lane
Lake Forest, IL 60045
847-234-2882
Main Drive-thru
780 North Bank Lane
Lake Forest, IL 60045
847-615-4022
West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
847-615-4080
West Lake Forest Drive-thru
911 Telegraph Road
Lake Forest, IL 60045
847-615-4098
Lake Bluff
103 East Scranton Avenue
Lake Bluff, IL 60044
847-615-4060
Bank of Highwood — Fort Sheridan
507 Sheridan Road
Highwood, IL 60040
847-266-7600
www.bankofhwfs.com
Highland Park Bank & Trust
1949 St. Johns Avenue
Highland Park, IL 60035
847-432-9988
www.highlandparkbank.com
Highland Park Bank & Trust — Ravinia
643 Roger Williams Ave.
Highland Park, IL 60035
847-266-0300
North Chicago Community Bank
1801 Sheridan Road
North Chicago, IL 60064
847-473-3006
www.nchicagobank.com
Hinsdale Bank & Trust Company
www.hinsdalebank.com
Hinsdale Locations
Main Bank
25 East First Street
Hinsdale, IL 60521
630-323-4404
Drive-thru
130 West Chestnut
Hinsdale, IL 60521
630-655-8025
Clarendon Hills Bank
200 West Burlington Avenue
Clarendon Hills, IL 60514
630-323-1240
www.clarendonhillsbank.com
ATM Drive-thru
5 South Walker Ave
Clarendon Hills, IL 60514
The Community Bank of Western  Springs
1000 Hillgrove Avenue
Western Springs, IL 60558
708-246-7100
www.communitybankws.com
Riverside Bank
17 E. Burlington
Riverside, IL 60546
708-447-3222
www.bankriverside.com
Community Bank of Downers Grove
1111 Warren Avenue
Downers Grove, IL 60515
630-968-4700
718 Ogden Avenue
Downers Grove, IL 60515
630-435-3600
www.downersgrovebank.com
Hinsbrook Bank
6262 South Route 83
Willowbrook, IL 60527
630-920-2700
www.hinsbrookbank.com
ATM Drive-thru
Route 83 at 67th Street
Darien, IL 60561
North Shore Community
Bank & Trust Company
www.nscbank.com
Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
847-853-1145
Drive-thru
720 12th Street
Wilmette, IL 60091
4th & Linden Walk-up
351 Linden Ave
Wilmette, IL 60091
Glencoe Locations
362 Park Avenue
Glencoe, IL 60022
847-835-1700
Drive-thru
633 Vernon Avenue
Glencoe, IL 60022
Winnetka
576 Lincoln Avenue
Winnetka, IL 60093
847-441-2265
Skokie
7800 Lincoln Avenue
Skokie, IL 60077
847-933-1900
Sauganash
4343 West Peterson Avenue
Chicago, IL 60646
773-545-5700
Libertyville Bank &
Trust Company
www.libertyvillebank.com
Libertyville Locations
Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
847-367-6800
Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
847-247-4045

104	Wintrust Financial Corporation

South Libertyville
1200 South Milwaukee Avenue
Libertyville, IL 60048
847-367-6800
Wauconda Community Bank
Main Bank
495 West Liberty Street
Wauconda, IL 60084
847-487-2500
www.waucondabank.com
Drive-thru
1180 Dato Lane
Wauconda, IL 60084
847-487-3770
Gurnee Community Bank
675 North O’Plaine Road
Gurnee, IL 60031
847-625-3800
www.gurneebank.com
Lake Villa Community Bank
345 South Milwaukee Avenue
Lake Villa, IL 60046
847-265-0300
www.lakevillabank.com
Mundelein Community Bank
1110 W. Maple Avenue
Mundelein, IL 60060
847-837-1110
www.mundeleinbank.com
Barrington Bank &
Trust Company, N.A.
www.barringtonbank.com
Barrington Locations
Main Bank
201 S. Hough Street
Barrington, IL 60010
847-842-4500
Northwest Highway
233 W. Northwest Highway
Barrington, IL 60010
847-381-1715
Commercial Lending
217 S. Hough Street
Barrington, IL 60010
847-842-4500
Community Advantage
217 S. Hough Street
Barrington, IL 60010
847-842-7980
www.communityadvantage.com
Physicians Financial Care
217 S. Hough Street
Barrington, IL 60010
847-842-7980
www.physiciansfinancialcare.com
Hoffman Estates Community Bank
1375 Palatine Road
Hoffman Estates, IL 60195
847-963-9500
www.hecommunitybank.com
Palatine Bank & Trust
109 W. Slade Street
Palatine, IL 60067
847-963-0047
www.palatinebank.com
Crystal Lake Bank &
Trust Company, N.A.
www.crystallakebank.com
Crystal Lake Locations
Main Bank
70 N. Williams Street
Crystal Lake, IL 60014
815-479-5200
Drive-thru
27 N. Main Street
Crystal Lake, IL 60014
South Crystal Lake
1000 McHenry Avenue
Crystal Lake, IL 60014
815-479-5715
McHenry Bank & Trust
2205 N. Richmond Road
McHenry, IL 60050
815-344-6600
www.mchenrybank.com
Cary Bank & Trust
60 East Main Street
Cary, IL 60013
847-462-8881
www.carybank.com
Algonquin Bank & Trust
4049 W. Algonquin Rd.
Algonquin, IL 60102
847-669-7500
www.bankalgonquin.com
NorthAmerican Aviation Finance
27 N. Main Street
Crystal Lake, IL 60014
1-877-FLYMONEY
www.namaf.com
Northbrook Bank & Trust Company
www.northbrookbank.com
Main Bank
1100 Waukegan Road
Northbrook, IL 60062
847-418-2800
West Northbrook
875 Sanders Road
Northbrook, IL 60062
847-418-2850
Buffalo Grove Bank & Trust
200 N. Buffalo Grove Road
Buffalo Grove, IL 60089
847-634-8400
www.buffalogrovebank.com
Northview Bank & Trust
245 Waukegan Road
Northfield, IL 60093
847-446-0245
www.northview.com
Orchard Office
1751 Orchard Lane
Northfield, IL 60093
847-441-1751
Advantage National Bank
www.advantagenationalbank.com
Main Bank
75 East Turner Avenue
Elk Grove Village, IL 60007
847-364-0100
Roselle Facility
1350 West Lake Street
Roselle, IL 60172
630-529-0100

2006 Annual Report	105

Village Bank & Trust
www.bankatvillage.com
Main Bank
234 West Northwest Highway
Arlington Heights, IL 60004
847-670-1000
Uptown Banking Center
150 East Rand Road
Arlington Heights, IL 60004
847-870-5000
Mid-Town Banking Center
311 South Arlington Heights Road
Arlington Heights, IL 60005
847-483-6000
Prospect Heights Banking Center
1845 East Rand Road
Arlington Heights, IL 60004
847-483-6000
Beverly Bank & Trust Company, N.A.
www.thebeverlybank.com
Main Bank
10258 South Western Avenue
Chicago, IL 60643
773-239-2265
1908 West 103rd Street
Chicago, IL 60643
773-239-2265
Town Bank
www.townbank.us
Town Bank of Delafield
400 Genesee Street
Delafield, WI 53018
262-646-6888
Town Bank of Madison
10 W. Mifflin
Street Madison, WI 53703
608-282-4840
Town Bank of Wales
200 West Summit Avenue
Wales, WI 53183
262-968-1740
Town Bank of Elm Grove
12960 W. Bluemound Rd
Elm Grove, WI 53122
262-789-8696
Wheaton Bank & Trust Company
www.wheatonbank.com
211 South Wheaton Avenue
Wheaton, IL 60187
630-690-1800
Glen Ellyn Bank & Trust
462 N. Park Boulevard, Suite 110
Glen Ellyn, IL 60137
630-469-4501
www.glenellynbank.com
500 Roosevelt Road
Glen Ellyn, IL 60137
630-469-3000
State Bank of The Lakes
www.thisisyourbank.com
Antioch
440 Lake Street
Antioch, IL 60002
847-395-2700
Lindenhurst
2031 Grand Avenue
Lindenhurst, IL 60046
847-356-5700
Grayslake
50 Commerce Drive
Grayslake, IL 60030
847-548-2700
Spring Grove
1906 Holian Drive
Spring Grove, IL 60081
815-675-3700
McHenry
2730 W. Route 120
McHenry, IL 60050
815-344-5100
Old Plank Trail Community Bank, N.A.
www.oldplanktrailbank.com
Frankfort
37 Old Frankfort Way
Frankfort, IL 60423
815-464-6888
Mokena
11041 Front Street
Mokena, IL 60448
708-478-4447
New Lenox
352 West Maple Street
New Lenox, IL 60451
815-485-0001
St. Charles Bank & Trust Company
www.bankstcharles.com
311 North Second Street
St. Charles, IL 60174
630-377-9500
Geneva
2401 Kaneville Road
Geneva, IL 60134
630-845-4800
FIRST Insurance Funding Corp.
www.firstinsurancefunding.com
450 Skokie Blvd., Suite 1000
Northbrook, IL 60062
847-374-3000
Tricom, Inc. of Milwaukee
www.tricom.com
N48 W16866 Lisbon Road
Menomonee Falls, WI 53051
262-509-6200
Wintrust Information
Technology Services Company
851 North Villa Ave.
Villa Park, IL 60181
630-516-4050

106	Wintrust Financial Corporation

Wayne Hummer Wealth Management
Wayne Hummer Investments,      L.L.C.
Wayne Hummer Trust Company,      N.A
Wayne Hummer Asset Management
     Company
www.whummer.com
4049 West Algonquin Road
Algonquin, IL 60102
815-479-1710
440 Lake Street
Antioch, IL 60002
847-395-2700
311 South Arlington Heights Road
Arlington Heights, IL 60005
847-483-6039
201 South Hough Street
Barrington, IL 60010
847-842-4500
4343 West Peterson Avenue
Chicago, IL 60646
847-251-4385
10258 South Western Avenue
Chicago, IL 60643
773-298-6205
1908 West 103rd Street
Chicago, IL 60643
773-239-2265
1111 Warren Avenue
Downers Grove, IL 60515
630-325-6571
75 East Turner Avenue
Elk Grove Village, IL 60007
847-879-7935
50 Commerce Drive
Grayslake, IL 60030
847-838-7605/7608
675 North O’Plaine Road
Gurnee, IL 60031
847-549-1578
1949 St. Johns Avenue
Highland Park, IL 60035
847-810-5025
25 East First Street
Hinsdale, IL 60521
630-323-4404
727 North Bank Lane
Lake Forest, IL 60045
847-234-2882
810 South Waukegan Avenue
Lake Forest, IL 60045
847-615-4080
1200 South Milwaukee Avenue
Libertyville, IL 60048
847-573-1633
2205 North Richmond Road
McHenry, IL 60050
815-344-6600
352D West Maple Street
New Lenox, IL 60451
815-462-5510
1100 Waukegan Road
Northbrook, IL 60062
847-418-2813
245 Waukegan Road
Northfield, IL 60093
847-446-4378
1000 Hillgrove Avenue
Western Springs, IL 60558
708-246-0203
211 South Wheaton Avenue
Wheaton, IL 60187
630-588-4090
6262 South Route 83
Willowbrook, IL 60527
630-920-2700
720 12th Street
Wilmette, IL 60091
866-713-7227
1145 Wilmette Avenue
Wilmette, IL 60091
847-853-2093
200 East Washington Street
Appleton, WI 54911
920-734-1475
417 Genesee Street
Delafield, WI 53018
262-646-3157
WestAmerica Mortgage Company
Colorado Corporate Headquarters
5655 South Yosemite Street, Suite 460
Greenwood Village, Colorado 80111
303-771-2800
Illinois Corporate Headquarters
1 South 660 Midwest Rd., Suite 100
Oakbrook Terrace, Illinois 60181
630-916-9299
Branch Offices
Phoenix, AZ
Scottsdale, AZ
Walnut Creek, CA
Fort Myers, FL
Chicago, IL
Matteson, IL
Oakbrook Terrace, IL
Schaumburg, IL
Tinley Park, IL
Warsaw, IN
Overland Park, KS
Charlotte, NC
Ocean, NJ

2006 Annual Report	107

Corporate Information

Public Listing and Market Symbol
The Company’s Common Stock is traded on The Nasdaq Stock Market® under the symbol WTFC. The stock abbreviation appears as “WintrstFnl” in the Wall Street Journal.
Website Location
The Company maintains a financial relations internet website at the following location: www.wintrust.com
Annual Meeting of Shareholders
May 24, 2007
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
Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Telephone: 312-427-2953
Facsimile: 312-427-2879

108	Wintrust Financial Corporation