Form 10-K, Exhibit 13
period 2008-12-31
WINTRUST FINANCIAL CORP
filed 2009-03-02
CIK 1015328

2008—Coming Off the Ropes

What Can Wintrust Do for You?
Wintrust Allows You to HAVE IT ALL.
Treasury Management
•	Retail & Wholesale Lockbox

•	On-Line Lockbox (iBusinessPay)

•	On-Line Banking & Reporting (iBusinessBanking)

•	Remote Deposit Capture (iBusinessCapture)

•	Merchant Card Program

•	Payroll Services (CheckMate)

•	ACH & Wire Transfer Services

•	International Banking Services
Commercial Lending
•	Lending limit of greater than $190 million

•	Commercial & Industrial (Asset Based) Lending

•	Commercial Real Estate, Mortgages & Construction

•	Lines of Credit

•	Letters of Credit

•	Property & Casualty Insurance Premium Financing

•	Life Insurance Financing
Retail Banking
•	Footprint of 15 chartered banks and 79 facilities

•	Deposit Products

•	Home Equity & Installment Loans

•	Residential Mortgages
Wealth Management
•	Asset Management (Individual & Institutional)

•	Financial Planning

•	Brokerage

•	Retirement Plans (Business)

•	Trust & Estate Services (Corporate & Personal)
Specialized Financial Services for:
•	Building Management Companies

•	Condominium & Homeowner Associations

•	Insurance Agents & Brokers

•	Municipalities & School Districts

•	Physicians, Dentists & Other Medical Personnel

•	Temporary Staffing & Security Companies
Contents

2	Selected Financial Trends
3	Selected Financial Highlights
4	To Our Fellow Shareholders
9	Our Banking and Wealth Management Locations
10	Significant Accomplishments of 2008
12	Key Initiatives for 2009
14	Wintrust’s Board of Directors
Form 10-K
Corporate Locations
Corporate Information

We have always had a policy of presenting our goals, objectives, and financial results in an up front manner to our shareholders. In this annual report, we are confirming our policy of reporting thoroughly the financial results, accounting policies, and objectives of Wintrust Financial Corporation and our operating subsidiaries.

Selected Financial Trends

Total Assets

2008
2007
2006
2005
2004
DOLLARS IN BILLIONS
2
4
6
8
10

Total Net Loans

2008
2007
2006
2005
2004
DOLLARS IN BILLIONS
2
4
6
8

Total Deposits

2008
2007
2006
2005
2004
DOLLARS IN BILLIONS
2
4
6
8

Earnings Per Share - Diluted

2008
2007
2006
2005
2004
DOLLARS
1
2
3

Net Revenue

2008
2007
2006
2005
2004
DOLLARS IN MILLIONS
100
200
300

Net Income

2008
2007
2006
2005
2004
DOLLARS IN MILLIONS
20
40
60
80

Non-Interest Income

2008
2007
2006
2005
2004
DOLLARS IN MILLIONS
20
40
60
80
100

Net Interest Margin

2008
2007
2006
2005
2004
PERCENT
0.5
1.0
1.5
2.0
2.5
3.0
3.5
(non-GAAP performance ratio)

Book Value Per Common Share

2008
2007
2006
2005
2004
DOLLARS
5
10
15
20
25
30
35

Total Shareholders' Equity

2008
2007
2006
2005
2004
DOLLARS IN MILLIONS
200
400
600
800
1000
1200

Return on Average Equity

2008
2007
2006
2005
2004
PERCENT
3
6
9
12
15

Net Charge-Offs *(as a % of Average Loans)*

2008
2007
2006
2005
2004
PERCENT
0.1
0.2
0.3
0.4
0.5

2	Wintrust Financial Corporation

Selected Financial Highlights

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands, except per share data)
Selected Financial Condition Data (at end of year):
Total assets	$10,658,326	$9,368,859	$9,571,852	$8,177,042	$6,419,048
Total loans	7,621,069	6,801,602	6,496,480	5,213,871	4,348,346
Total deposits	8,376,750	7,471,441	7,869,240	6,729,434	5,104,734
Notes payable	1,000	60,700	12,750	1,000	1,000
Federal Home Loan Bank advances	435,981	415,183	325,531	349,317	303,501
Subordinated notes	70,000	75,000	75,000	50,000	50,000
Junior subordinated debentures	249,515	249,662	249,828	230,458	204,489
Total shareholders’ equity	1,066,572	739,555	773,346	627,911	473,912

Selected Statements of Operations Data:
Net interest income	$244,567	$261,550	$248,886	$216,759	$157,824
Net revenue(1)	343,161	341,638	340,118	310,316	243,276
Net income	20,488	55,653	66,493	67,016	51,334
Net income per common share — Basic	0.78	2.31	2.66	2.89	2.49
Net income per common share — Diluted	0.76	2.24	2.56	2.75	2.34
Cash dividends declared per common share	0.36	0.32	0.28	0.24	0.20

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin (2)	2.81%	3.11%	3.10%	3.16%	3.17%
Core net interest margin (2) (3)	3.10	3.38	3.32	3.37	3.31
Non-interest income to average assets	1.01	0.85	1.02	1.23	1.57
Non-interest expense to average assets	2.62	2.57	2.56	2.62	2.86
Net overhead ratio (4)	1.60	1.72	1.54	1.39	1.30
Efficiency ratio (2)(5)	72.92	71.06	66.96	63.97	64.45
Return on average assets	0.21	0.59	0.74	0.88	0.94
Return on average common equity	2.44	7.64	9.47	11.00	13.12

Average total assets	$9,753,220	$9,442,277	$8,925,557	$7,587,602	$5,451,527
Average total shareholders’ equity	779,437	727,972	701,794	609,167	391,335
Ending loan-to-deposit ratio	91.0%	91.0%	82.6%	77.5%	85.2%
Average loans to average deposits ratio	94.3	90.1	82.2	83.4	87.7
Average earning assets to average interest bearing liabilities	107.83	106.93	107.78	108.83	109.89

Asset Quality Ratios:
Non-performing loans to total loans	1.79%	1.06%	0.57%	0.50%	0.43%
Allowance for credit losses to total loans (6)	0.94	0.75	0.72	0.78	0.79
Allowance for loan losses to non-performing loans	51.26	70.13	124.90	153.82	184.13

Common Share Data (at end of year):
Market price per common share	$20.57	$33.13	$48.02	$54.90	$56.96
Book value per common share	$33.03	$31.56	$30.38	$26.23	$21.81
Common shares outstanding	23,756,674	23,430,490	25,457,935	23,940,744	21,728,548

Other Data (at end of year):
Number of:
Bank subsidiaries	15	15	15	13	12
Non-bank subsidiaries	7	8	8	10	10
Banking offices	79	77	73	62	50

(1)	Net revenue is net interest income plus non-interest income.

(2)	See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures/Ratios,” of the Company’s 2008 Form 10-Kfor a reconciliation of this performance measure/ratio to GAAP.

(3)	The core net interest margin excludes the effect of the net interest expense associated with the Company’s junior subordinated debentures and the interest expense incurred to fund any common stock repurchases.

(4)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(5)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenues (less securities gains or losses). A lower ratio indicates more efficient revenue generation.

(6)	The allowance for credit losses includes both the allowance for loan losses and the allowance for lending-related commitments.

2008 Annual Report	3

To Our Fellow Shareholders

Welcome to Wintrust Financial Corporation’s 2008 annual report. We thank you for being a shareholder.
First, Some Perspective
It probably doesn’t need to be said, but 2008 wasn’t exactly the greatest year for the banking industry. On a relative basis, your Company is weathering the storm better than most.
Consider the following:
•	We made money! Not as much as we would like, but not bad considering that eight out of 13 other publicly traded banks with headquarters in our market area lost money.

•	We have a strong capital base with a total risk-based capital ratio of 13.1%. To be considered well capitalized, a bank must have a total risk-based capital ratio of at least 10% and we are well above it.

•	Our loan portfolio is bruised but not bloodied. Wintrust’s net charge offs were a quarter of the local peer group, with non-performing assets at less than half of the local peer group.

•	The right side of our balance sheet is the envy of our peers. We are predominantly core funded and do not need to rely as heavily on institutional funding as do a number of our competitors. We believe this equates to a very strong franchise.
The banking industry seems to experience credit cycles every eight to 15 years. The last occurred in 1991, the year we opened our first bank. Prior to that was the savings & loan meltdown that occurred during the 1980’s.
The secret to surviving and ultimately thriving during these periods is to maintain a consistent and conservative culture that focuses on the fundamentals regardless of the market.
Early identification of an oncoming cycle needs to be met with a strategy that gets you through the depths of the troubled times and allows you to be the first one out of it. These cycles are usually accompanied by market dislocations and competitive disarray. By exiting the cycle first and with strength, we can take advantage of these circumstances and ultimately thrive. This is exactly what your Company did and is doing.
Cautiously Coming Off the Ropes
In the closing of last year’s shareholder letter, we made a reference to Muhammad Ali’s rope-a-dope strategy. Most famously employed by Ali in his 1974 “Rumble in the Jungle” with George Foreman, the rope-a-dope is very simple in its execution. You lay against the ropes with your guard up and let your opponent pound away.
While simple in execution, this approach requires two very important traits — patience and the physical strength to endure repeated punching. Then, when your opponent has tired himself out, you have the ability to attack and win the fight. Ali endured seven rounds of pounding by Foreman before knocking him out in the eighth.
Our fight started two years ago when we warned of the coming problems in the market. In our Earnings Release on January 16, 2006, we said:
Our commitment to our core loan underwriting standards consequently restrained loan growth in the second half of 2005, as we have not sacrificed our asset quality or pricing standards simply to grow outstanding loan balances.
Troubled by the inverted yield curve, non-existent credit spreads, and intense price competition, Wintrust decided to sit back on the ropes. It was a tough decision at the time, but in hindsight, it appears to be the right one.
At the beginning of 2008, we believed that we were in the late rounds of the match. Of course, the market and economy set the rules in the banking arena. No one is bigger than the market and like most, we underestimated how large the credit and financial crisis would become. We now understand that this will be a full 12 round bout, not the six or seven rounds we originally expected. We believe we’re entering the middle rounds of the bout and may need to take a few more rounds of punishment before we can push fully off the ropes.
Keeping Our Guard Up
The key to a successful rope-a-dope is keeping your guard up. While your body will take some blows, you want as many shots as possible to hit your arms.

4	Wintrust Financial Corporation

For Wintrust, it’s always been about sound asset quality and intelligent underwriting. In late 2005, when some other local and regional banks were hoping to land any deal they could, we looked at the ring, leaned back, and kept our guard up. We didn’t stop making loans, but we refused to make loans that set unreasonable expectations and set up many businesses to fail financially.
What can make this strategy frustrating for the boxer is the length of time you’re required to take the pounding. This is why patience is key. When analysts, the media and our competitors constantly questioned our strategy and took their shots, we kept our guard up. While many of the larger banks (and even some smaller ones) were pricing loans too low, not properly evaluating risk, not setting reasonable loan covenants and relying on complex financial instruments, we kept our guard up. When other banks made loans that were not only bad for them (and their employees and shareholders) but were also bad for their customers, we kept out guard up.
Many of the loans that were being made by our competitors just didn’t make sense. Now, we see some sanity returning to credit pricing and a number of banks just refusing to lend. We never stopped making loans. In fact we grew loans, on average, 14% each year since 2005. Our loan portfolio grew by $820 million in 2008 and we expect it to grow even more in 2009. But now, more than ever, we have to keep our guard up and ensure that the loans we make are right for everyone.
We Can Take the Pounding
The other key to this strategy is being able to take the punishment. For us, that meant among other things, boosting our capital. It’s capital that allows us to lend, absorb loan losses, and grow. We didn’t need additional capital. We wanted it.
On August 26, 2008, we entered into an Investment Agreement with CIVC Partners. The agreement provided Wintrust with a $50 million capital infusion from funds controlled by CIVC Partners. Our ability to raise private equity, when very few banks (and public companies, in general) could, is evidence that our strategy is the right one for this uncertain environment.
This was reinforced on December 19, 2008, with the investment by the U.S. Treasury of $250 million in preferred capital in Wintrust from its Capital Purchase Program (CPP). The CPP money was not necessary for our short- or long-term health. What it did, however, is give us a head start. Now, as we cautiously push off the ropes, we’ll be able to do so with more confidence than many other organizations in our weight class. We recognized in 2005, that we’d be one of the first ones leaning on the ropes. We intend to be one of the first ones pushing off of the ropes as well. The additional capital helps make that possible.

A Brief Explanation: TARP and CPP
The U.S. Treasury Department’s (Treasury) Troubled Asset Relief Program (TARP) was originally designed to purchase bad assets (bad loans) from banks under the Emergency Economic Stabilization Act passed in October 2008. The assumption being that by removing the bad loans from the banks that made them, these banks could make new loans, easing the credit crisis.
Before any loans were purchased, however, the Treasury chose to use the initial TARP funds ($350 billion of an allocated $700 billion) to make investments in banks to help stabilize and add capital into the system. This part of the program is referred to as the Capital Purchase Program (CPP). It is capital that makes it possible for banks to make loans, issue lines of credit, and, when necessary, write off bad loans.
The Treasury mandated that the nine largest, and in some cases very troubled, institutions take the first $125 billion under the CPP. They then moved on to making investments in healthy regional and smaller banks. These investments took the form of preferred stock and warrants and added capital to the banks that were strong enough to qualify.
The capital itself is not loaned out to borrowers. Capital represents the owners’ (shareholders’) equity in the bank. This is then leveraged by the bank, usually by a multiple of up to ten. So, a bank that receives $100 million in new capital can make $1 billion in new loans, provided they can find qualified borrowers and raise deposits to fund the loans. (The raising of deposits can be the difficult portion for many organizations.)
Wintrust’s decision to participate in CPP was not an easy one. We had just raised $50 million in capital though CIVC Partners and did not require more capital to be healthy.
What CPP presented was an opportunity. The additional capital from CPP allowed us to accelerate our growth plans, giving us a head start on pulling out of this cycle. We are now in the enviable position of being able to take advantage of opportunities when they arise, while continuing to be active lenders within our communities.
While many other banks see 2009 as a year of retraction or stagnation, the capital from the CPP positions Wintrust to make 2009 a growth year.

2008 Annual Report	5

For Wintrust, it’s not just about being able to take the financial pounding. It’s about blocking for your customers as well. During the latter part of 2008, our Wealth Management unit, facing a declining stock market in which commissions and fees historically decline, enhanced their calling program. Our wealth management professionals are pro-actively speaking to almost every client on a regular basis and are having meaningful conversations regarding their financial situation. Given the market volatility, these are not pleasant calls to make. But they are necessary to ensure that our clients are confident in their financial future and in the stewardship they have entrusted in us.
The same was true in our banks. Last fall, when people questioned the stability of the entire banking system, we reached out to all our customers, making sure they understood where each Wintrust bank stood financially, strategically, and philosophically. We encouraged all of them to visit our Banks if they had any questions and pledged to keep the lines of communication open. When it comes to money, no one likes surprises. The almost 1,200 bankers in our community banks are going out of their way to ensure that their customers are comfortable (and happy) with the strength and stability of their bank and the safety of their money.
The ability to take a pounding when we needed to most allowed us to position ourselves better for the future. But that’s not all.
With New Moves
A common myth around rope-a-dope has been that Ali just leaned on the ropes. The truth is that Ali also took advantage of any openings that presented themselves, using well placed jabs to score points and weaken his opponent.
Our adaptation is similar. We’re not just taking it. We’re hitting back when and where it makes sense. Our MaxSafe® Account is a perfect example.
Since 2002, we’ve offered our wealth management clients enhanced FDIC insurance coverage by spreading their deposit across each Wintrust chartered Bank in our Insured Bank Deposits (IBD) program. In 2003, we put together the same type of product for bank Certificates of Deposit (CDs) with, among other features, one bank statement.
When bank failures became a daily news item, we aggressively offered our MaxSafe® CDs and money market accounts to our bank customers and the general public. At the close of 2008, we had more than $370 million in our MaxSafe® accounts and more than $700 million in IBD. In fact, we’ve also been successful in placing a wholesale version of MaxSafe® on other platforms, generating further core deposits for the Company.
Our acquisition of certain assets and the hiring of certain employees of Professional Mortgage Partners (PMP) is another example of capitalizing on an opportunity. The mortgage market is in turmoil with brokers leaving the market in droves. The addition of PMP to Wintrust Mortgage makes us one of the largest mortgage bankers in

6	Wintrust Financial Corporation

northern Illinois, at a time when mortgage refinancing volumes are very high. This puts us in an ideal position for a recovery in the residential real estate market.
We landed another jab in December, when we launched the new MaxSafe® Treasury Management (TM) Account as an alternative product to a traditional collateralized repurchase (repo) sweep account. With the MaxSafe® TM, there is less need to collateralize deposits since the balances under $3.75 million are FDIC insured. The only balances that require collateral are those exceeding $3.75 million in each account. This has dramatically reduced the need for collateral at our banks, freeing up liquidity and allowing Wintrust Banks to provide this type of account with a very competitive interest rate.
As opportunities present themselves, we will always be prepared to return some jabs.
And a Stronger Team in Our Corner
While many of our competitors have been laying people off, shrinking though attrition, and closing facilities, we’ve been growing. With growth in customer households, deposit and loan growth of 12%, asset growth of 14%, and two new facilities, we needed more staff at many of our banks and companies. We added tellers, personal bankers, commercial lenders, financial advisors, and mortgage loan officers to continue to provide outstanding service to our customers.
We also added some new senior leadership at Wintrust, some new Wintrust board members, as well as new board members at our banks and other subsidiaries.
It’s our people that have always carried our mission of having the best customer service. To all of our leadership, employees and board members, we express our sincerest thank you. We would also like to thank all of our customers for their continued loyal support. Without your support, none of what we do could happen.
We Never Forgot How We Got Here
Sometimes organizations lose sight of what’s important. All Wintrust Companies have strong commitments to our shareholders, employees, customers, and the communities we serve. Each member of our management team takes personal interest in protecting and growing all four of those key groups. That is why we’re here.
In 1991, we founded our first bank, mainly because banking had become commoditized, with some banks charging fees just to have a transaction with a teller. We thought there was a better way. Within each of our communities, staff, investors, consumers, and businesses agreed with us and took a chance. We are forever grateful for the chance those people took (and continue to take) on us. We will never lose sight of why we’re here and how we got here.

2008 Annual Report	7

We’ll Be the First Ones Off the Ropes
With the past and current market turmoil, we see the original mission of our Banks coming full circle. As big banks merge and disappear, we should see a return to the times when big banks believed they had the power to charge excessive fees and not provide customer service. We believe we have the right structure and leadership for our subsidiaries to benefit from this opportunity.
The Company is positioned exactly where we want to be at this time of the credit cycle. This could very well be the year we come of the ropes, as we believe:
•	Core deposit growth remains strong.

•	Loan demand is extraordinary with deals being done at pricing and terms set by us.

•	The overall economy, plus the competition having to deal with their own problems, provides us with substantial opportunities.

•	De-leveraging by non-bank lenders and the overall credit crunch have unveiled a tremendous dislocation in the financial markets. That spells opportunities for those with “dry powder.”
Unlike Ali, we won’t be looking for the knockout as we come off the ropes. For us, it’s about footwork, finesse, and flexibility. By controlling where and how we fight, we’ll win on points. It will take a lot of work, but we are cautiously optimistic that 2009 should be a better year for Wintrust.
Thank you for being a shareholder and we hope to see you at our Annual Meeting on May 28, 2009 at 10:00 am at the Deer Path Inn located in downtown Lake Forest, Illinois.
Sincerely,

Peter D. Crist
Chairman

Edward J. Wehmer
President &
Chief Executive Officer

David A. Dykstra
Senior Executive Vice President &
Chief Operating Officer

8	Wintrust Financial Corporation

Our Banking and Wealth Management Locations

2008 Annual Report	9

Significant Accomplishments of 2008

The Numbers
Trough the credit crisis and financial services industry meltdown, Wintrust was able to grow in assets to $10.7 billion, deposits to $8.4 billion, and loans to $7.6 billion in 2008. Tis is no small feat, as many other banks did not see this core growth, obtained funding through other channels, or took significant write-downs, while others were seized by the FDIC.
Earnings per diluted common share decreased to $0.76, compared to $2.24 in 2007. But, as stated in the shareholder letter, we did make money in one of the toughest banking markets ever seen. Also, book value per common share increased to $33.03, up 5% from 2007.
Net revenue, including net interest income and non-interest income, increased slightly to $343.1 million in 2008 from $341.7 million. Net interest margin was squeezed to 2.81% in 2008, down from 3.11% in 2007. However, non-interest income increased 23% in 2008, ending at $98.6 million.
Growth is not at the level our shareholders have come to expect from the Company. However, taking into consideration our local peer group and the banking industry as a whole, the Company is well positioned. Our strategy slowed our growth temporarily because we did not chase badly priced and underwritten loans just to keep the Company growing. In hindsight, we think it was the right decision.
Continued Dividend Payouts
In January and July of 2008, Wintrust’s Board of Directors approved semiannual cash dividends of $0.18 per share of outstanding common stock. This cash dividend, on an annualized basis, represents a 12.5% increase over the $0.32 per share common stock dividend paid during 2007.
And on January 29, 2009, Wintrust announced that the Company’s Board of Directors again approved a semi-annual cash dividend of $0.18 per share of outstanding common stock which was paid on February 26, 2009.
Wintrust Community Banks Deposit Market Share

Deposit
Market
		De Novo	Acquisition	Share
Bank		Opening	Date	Rank

1.	Lake Forest Bank	12/91		1 (out of 10)
2.	Hinsdale Bank	10/93		2 (out of 13)
3.	North Shore Bank	9/94		1 (out of 8)
4.	Libertyville Bank	10/95		1 (out of 8)
5.	Barrington Bank	12/96		2 (out of 9)
6.	Crystal Lake Bank	12/97		2 (out of 16)
7.	Northbrook Bank	11/00		3 (out of 16)
8.	Advantage Bank		10/03	2 (out of 15)
9.	Village Bank		12/03	1 (out of 10)
10.	Beverly Bank	4/04		2 (out of 9)
11.	Wheaton Bank		9/04	3 (out of 18)
12.	Town Bank		10/04	1 (out of 6)
13.	State Bank		1/05	1 (out of 8)
14.	Old Plank Bank	3/06		6 (out of 13)
15.	St. Charles Bank		5/06	10 (out of 19)

Chart of FDIC deposit market share as of June 30, 2008, for each Wintrust main bank zip code.
Acquisitions
We are happy to report that the Company has successfully integrated Broadway Premium Finance into FIRST Insurance Funding Corp. (FIRST). Acquired in November 2007, Broadway provides premium financing products and services to the customers of small- to middle-market insurance agents. They’ve continued to operate as a stand alone brand and moved their New York offices from Manhattan to a more cost effective, yet better office space in Long Island.
On December 23, 2008, Wintrust Mortgage Corporation acquired certain assets and assumed certain liabilities of the mortgage operations of PMP. This transaction enhances our mortgage banking operations, especially in the retail delivery of mortgages in the Chicago metropolitan area.
As they present themselves, we will continue to take advantage of acquisition opportunities, both banking and non-banking. As always, we will take into account the overall business sense and addition to shareholder value when evaluating possible acquisitions.
Asset Niches
Many community and regional banks find it difficult to exceed 60% of their lending capacity within their local market area. Some bank groups overcome this by making questionable

10	Wintrust Financial Corporation

Deposit Market Share-Chicago MSA

	At June 30, 2008		At June 30, 2007
	In-Market	Deposit	In-Market	Deposit
	Deposit	Market	Deposit	Market
Bank Holding Company	Dollars	Share	Dollars	Share

1) JP Morgan Chase & Co. *	$40.6 BB	14.9%	$38.9 BB	14.5%
2) Bank of America Corporation*	$36.1 BB	13.3%	$4.5 BB	1.7%
3) Bank of Montreal *	$26.3 BB	9.6%	$29.7 BB	11.1%
4) Northern Trust Corporation	$12.2 BB	4.5%	$8.9 BB	3.3%
5) National City Corporation*	$11.8 BB	4.3%	$4.8 BB	1.8%
6) Fifth Third Bancorp *	$8.4 BB	3.1%	$8.4 BB	3.1%
7) Corus Bankshares	$8.0 BB	2.9%	$8.4 BB	3.1%
8) Citigroup, Inc. *	$7.7 BB	2.8%	$7.6 BB	2.8%
9) Wintrust Financial Corporation	$7.3 BB	2.7%	$7.2 BB	2.7%

Source: FDIC website — Summary of Deposits as of June 30, 2008 and June 30, 2007. Market share data is for the Chicago Metropolitan Statistical Area.

*	- Corporate Headquarters is out-of-state.
loans. Wintrust strictly adheres to its underwriting standards and utilizes asset niches and other income generators to overcome this limitation.
Wintrust Banks and their subsidiaries operate a number of companies that specialize in non-traditional bank lending functions. Non-bank asset niches account for 17.9% of total loans and specialty banking asset niches account for 4.1%

% of Total Loans
Non-Bank Asset Niches

• Premium finance lending (FIRST and Broadway)	17.7%

• Temporary staffing industry financing (Tricom)	0.2%

17.9%

Specialty Banking Asset Niches

• Indirect consumer (primarily auto lending at Hinsdale Bank)	2.3%

• Mortgage warehouse lending (Hinsdale Bank)	0.7%

• Condominium and association lending (Community Advantage-Barrington Bank)	0.7%

• Small craft aviation lending (NorthAmerican Aviation Finance-Crystal Lake Bank)	0.4%

4.1%

Wealth Management
Our wealth management services allow the Company to be complete financial providers to our banking customers. In 2008, Wayne Hummer Wealth Management made great strides in improving its penetration ratio into current Wintrust banking households, with an increase of 16.9%. However, there is still a great opportunity for Wayne Hummer to continue its growth into current banking customer households. Continuing to add staff (financial advisors, trust professionals, investment managers) inside of our bank locations will assist in this goal.
The asset management company also took a few leaps in 2008. With the addition of key investment management staff, this division now has the expertise to provide the products and solutions that a discerning asset management client, whether an individual or institution, is looking for. Evidence of this can be seen in the launch of the new Small Cap Core Mutual Fund announced in December 2008.

2008 Annual Report	11

Key Initiatives for 2009

Continue to Build a Strong Franchise
The long-term growth and earnings strategies for the Company continue:
1.	Build a strong base of community banks;

2.	Develop and grow commercial banking business;

3.	Provide core wealth management services; and,

4.	Supplement growth with asset niches and other income generators.
In addition, a key focus for the Company in 2009 will be finding dislocations in the market and taking advantage of them. An example of this in 2008 was our MaxSafe® Accounts. While we had the process and infrastructure completed a few years earlier, we waited for the right time to actively promote the account via radio and print advertising. The Company will continue to seek out similar opportunities in the current year.
Lending Opportunities
As the credit crunch impacted the markets, we’ve seen financial firms that no longer want to complete or participate in certain types of loans. A few opportunities abound for the Company in these instances. Among them, our Franchise Lending unit and Warehouse Mortgage lending arm will seek to provide a much needed source of funding for these markets. Also, we’ve developed a short-term financing program, WinBridge, for credits left “homeless” by the exit of conduit and insurance company financing from the market.
In 2008, the jumbo mortgage market rates dislocated from conforming mortgage rates. The spread between conforming and jumbo rates grew to a point that jumbo mortgages were not an attractive option for purchasers of expensive homes. With a customer base that includes affluent markets, we recognized a need for a jumbo portfolio adjustable rate mortgage solution so buyers of residential real estate could still purchase homes with the ability to refinance at a later time, when the jumbo mortgage market has a chance to re-correct itself.
Another good avenue of lending growth will be through FIRST Insurance Funding Corp. Its main business of commercial premium insurance financing has seen turmoil at two of its main competitors. In addition, as insurers utilize FIRST’s core services, there is a good opportunity to provide their clients, who are businesses themselves, with commercial and business lending services. With the launch of FIRST’s Life Insurance Funding division in late 2007, the Company can further take advantage of a market that is not well served by FIRST’s competitors.
Of course, the Company will maintain solid underwriting standards to make sure that these lending strategies make sense. We will take measured risks in investing in loans and other earning assets. At the same time, we will maintain our underwriting standards which should control risk and limit losses while allowing the Company to get paid an appropriate amount for taking risk.
Deposits
The market poses opportunities for the Company in regards to deposits, just as with lending.
In December, we launched MaxSafe® Treasury Management Account as an alternative product to the traditional repurchase (repo) sweep account. This repo solution removes the need to collateralize deposit balances under $3.75 million, and at the same time provides competitive rates for this type of product.
Another MaxSafe® product, MaxSafe® NFP (Not For Profit) is seeing increased success both at the banking level and with our Government Funds division. Wintrust Government Funds provides the expertise and knowledge to local governments, municipalities, and school districts in our banking footprint.
Retail Banking
At our community banks, it is business as usual. Provide the best customer service possible, bar none. The continuing bank failures and overall consolidation in the industry should assist our Banks growth plans in 2009. We’ll continue to provide the best customer service and earn our way into households. Our plan includes implementing more robust behavioral and demographic data to efficiently market bundles of products as solutions to get into households and then actively cross-sell our other services.

12	Wintrust Financial Corporation

To further provide our customers with the services they want, we will be testing mobile banking in 2009, with plans to roll it out to all of our community banks by the end of the year. Our model has always been to provide the same or better products, with the same or better technology and differentiate ourselves with exceptional service.
Our Junior Savers and Platinum Adventures programs are still growing at a healthy rate. These programs, as well as others, allow us to get into customer households and retain customers for the long-term.
Lastly, we have gained a new source of retail banking customers with our purchase of certain assets and liabilities of PMP in December of 2008. A large group of their customers resides in markets where we have a banking presence. Actively cross-selling our suite of retail banking services is a logical next step.
Other Initiatives
The Company’s wealth management subsidiaries made great strides in building up their asset management business. They’ve added top talent and built portfolios to address clients’ needs. With the building of a strong portfolio management team, including their Fixed Income department, our institutional business development efforts now have increased chances to earn business away from our competitors. Wayne Hummer Wealth Management has also added talented professionals to their existing or new locations inside Wintrust Community Banks.
With the addition of former PMP employees to Wintrust Mortgage Corporation, we have bolstered our mortgage origination capabilities. It is a good time, we feel, to build on our strength in this area while the market is at a bottom, positioning ourselves for upside, as we come out of the housing struggle that began in 2007.
Tricom Funding, while facing a downturn in the temporary staffing industry, has added a front-end talent placement software solution and workers’ compensation insurance options, both of which they did not have in 2008. Typically when the economy recovers from a recession the temporary staffing industry is one of the first to recover. Tricom is poised to be there when it does.

2008 Annual Report	13

Wintrust’s Board of Directors

Pictured from left to right: Ingrid S. Stafford H. Patrick Hackett, Jr. Scott K. Heitmann Peter D. Crist Allan E. Bulley, Jr. Charles H. James, III

Pictured from left to right: Joseph F. Damico Thomas J. Neis Bert A. Getz, Jr. Bruce K. Crowther Albin F. Moschner Hollis W. Rademacher Edward J. Wehmer

14	Wintrust Financial Corporation

Corporate Locations

Corporate Headquarters

Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, IL 60045
847-615-4096

Illinois Banking & Wealth Management Locations

ALGONQUIN

Algonquin Bank & Trust
Wayne Hummer Wealth Management
4049 W. Algonquin Rd.
Algonquin, IL 60102
847-669-7500

ANTIOCH
State Bank of The Lakes
Wayne Hummer Wealth Management
440 Lake St.
Antioch, IL 60002
847-395-2700

ARLINGTON HEIGHTS
Village Bank & Trust
234 W. Northwest Hwy.
Arlington Heights, IL 60004
847-670-1000

Village Bank & Trust
150 E. Rand Rd.
Arlington Heights, IL 60004
847-870-5000
Village Bank & Trust
Wayne Hummer Wealth Management
311 S. Arlington Heights Rd.
Arlington Heights, IL 60005
847-483-6000

Village Bank & Trust
1845 E. Rand Rd.
Arlington Heights, IL 60004
847-483-6000

BARRINGTON
Barrington Bank & Trust Company
Wayne Hummer Wealth Management
201 S. Hough St.
Barrington, IL 60010
847-842-4500

Barrington Bank & Trust Company
233 W. Northwest Hwy.
Barrington, IL 60010
847-381-1715

BLOOMINGDALE
Old Town Bank & Trust of Bloomingdale
Wayne Hummer Wealth Management
165 W. Lake St.
Bloomingdale, IL 60108
630-295-9111

BUFFALO GROVE
Buffalo Grove Bank & Trust
200 N. Buffalo Grove Rd.
Buffalo Grove, IL 60089
847-634-8400

CARY
Cary Bank & Trust
60 E. Main St.
Cary, IL 60013
847-462-8881

CHICAGO
Wayne Hummer Wealth Management - HEADQUARTERS
222 South Riverside Plaza
28th Floor
Chicago, IL 60606
312-431-1700

Beverly Bank & Trust Company
Wayne Hummer Wealth Management
10258 S. Western Ave.
Chicago, IL 60643
773-239-2265

Beverly Bank & Trust Company
1908 W. 103rd St.
Chicago, IL 60643
773-239-2265

North Shore Community Bank & Trust Co.
Wayne Hummer Wealth Management
4343 W. Peterson Ave.
Chicago, IL 60646
773-545-5700

CLARENDON HILLS
Clarendon Hills Bank
200 W. Burlington Ave.
Clarendon Hills, IL 60514
630-323-1240

CRYSTAL LAKE
Crystal Lake Bank & Trust Company
70 N. Williams St.
Crystal Lake, IL 60014
815-479-5200

Crystal Lake Bank & Trust Company
27 N. Main St.
Crystal Lake, IL 60014

Crystal Lake Bank & Trust Company
1000 McHenry Ave.
Crystal Lake, IL 60014
815-479-5715

DEERFIELD
Deerfield Bank & Trust
660 Deerfield Rd.
Deerfield, IL 60015
847-945-8660

DOWNERS GROVE
Community Bank of Downers Grove
Wayne Hummer Wealth Management
1111 Warren Ave.
Downers Grove, IL 60515
630-968-4700

Community Bank of Downers Grove
718 Ogden Ave.
Downers Grove, IL 60515
630-435-3600

ELK GROVE VILLAGE
Elk Grove Village Bank & Trust
75 E. Turner Ave.
Elk Grove Village, IL 60007
847-364-0100

FRANKFORT
Old Plank Trail Community Bank
20901 S. LaGrange Road
Frankfort, IL 60423
815-464-6888

GENEVA
St. Charles Bank & Trust Company
2401 Kaneville Rd.
Geneva, IL 60134
630-845-4800

GLEN ELLYN
Glen Ellyn Bank & Trust
Wayne Hummer Wealth Management
500 Roosevelt Rd.
Glen Ellyn, IL 60137
630-469-3000

GLENCOE
North Shore Community Bank & Trust Co.
362 Park Ave.
Glencoe, IL 60022
847-835-1700

North Shore Community Bank & Trust Co.
633 Vernon Ave.
Glencoe, IL 60022

GRAYSLAKE
State Bank of The Lakes
Wayne Hummer Wealth Management
50 Commerce Dr.
Grayslake, IL 60030
847-548-2700

2008 Annual Report

GURNEE
Gurnee Community Bank
Wayne Hummer Wealth Management
675 N. O’Plaine Rd.
Gurnee, IL 60031
847-625-3800

HIGHLAND PARK
Highland Park Bank & Trust
1949 St. Johns Ave.
Highland Park, IL 60035
847-432-9988

Highland Park Bank & Trust
643 Roger Williams Ave.
Highland Park, IL 60035
847-266-0300

HIGHWOOD
Bank of Highwood — Fort Sheridan
507 Sheridan Rd.
Highwood, IL 60040
847-266-7600

HINSDALE
Hinsdale Bank & Trust Company
Wayne Hummer Wealth Management
25 E. First St.
Hinsdale, IL 60521
630-323-4404

Hinsdale Bank & Trust Company
130 W. Chestnut
Hinsdale, IL 60521
630-655-8025

HOFFMAN ESTATES
Hoffman Estates Community Bank
1375 Palatine Rd.
Hoffman Estates, IL 60192
847-963-9500

Hoffman Estates Community Bank
2497 W. Golf Rd.
Hoffman Estates, IL 60169
847-884-0500

ISLAND LAKE
Wauconda Community Bank
229 E. State Rd.
Island Lake, IL 60042
847-487-3777

LAKE BLUFF
Lake Forest Bank & Trust Company
103 E. Scranton Ave.
Lake Bluff, IL 60044
847-615-4060

LAKE FOREST
Lake Forest Bank & Trust Company
Wayne Hummer Wealth Management
727 N. Bank Ln.
Lake Forest, IL 60045
847-234-2882

Lake Forest Bank & Trust Company
780 N. Bank Ln.
Lake Forest, IL 60045
847-615-4022

Lake Forest Bank & Trust Company
911 S. Telegraph Rd.
Lake Forest, IL 60045
847-615-4098

Lake Forest Bank & Trust Company
Wayne Hummer Wealth Management
810 S. Waukegan Rd.
Lake Forest, IL 60045
847-615-4080

LAKE VILLA
State Bank of The Lakes
345 S. Milwaukee Ave.
Lake Villa, IL 60046
847-265-0300

LIBERTYVILLE
Libertyville Bank & Trust Company
507 N. Milwaukee Ave.
Libertyville, IL 60048
847-367-6800

Libertyville Bank & Trust Company
201 E. Hurlburt Court
Libertyville, IL 60048
847-247-4045

Libertyville Bank & Trust Company
Wayne Hummer Wealth Management
1200 S. Milwaukee Ave.
Libertyville, IL 60048
847-367-6800

LINDENHURST
State Bank of The Lakes
2031 Grand Ave.
Lindenhurst, IL 60046
847-356-5700

McHENRY
McHenry Bank & Trust
2205 N. Richmond Rd.
McHenry, IL 60050
815-344-6600

McHenry Bank & Trust
2730 W. Route 120
McHenry, IL 60050
815-344-5100

MOKENA
Old Plank Trail Community Bank
Wayne Hummer Wealth Management
20012 Wolf Rd.
Mokena, IL 60448
708-478-4447

MUNDELEIN
Mundelein Community Bank
1110 W. Maple Ave.
Mundelein, IL 60060
847-837-1110

NEW LENOX
Old Plank Trail Community Bank
Wayne Hummer Wealth Management
280 Veterans Pkwy.
New Lenox, IL 60451
815-485-0001

NORTH CHICAGO
North Chicago Community Bank
1801 Sheridan Rd.
North Chicago, IL 60064
847-473-3006

NORTHBROOK
Northbrook Bank & Trust Company
1100 Waukegan Rd.
Northbrook, IL 60062
847-418-2800
Northbrook Bank & Trust Company
875 Sanders Rd.
Northbrook, IL 60062
847-418-2850

NORTHFIELD
Northview Bank & Trust
Wayne Hummer Wealth Management
245 Waukegan Rd.
Northfield, IL 60093
847-446-0245

Northview Bank & Trust
1751 Orchard Ln.
Northfield, IL 60093
847-441-1751

PALATINE
Palatine Bank & Trust
Wayne Hummer Wealth Management
110 W. Palatine Rd.
Palatine, IL 60067
847-963-0047

RIVERSIDE
Riverside Bank
17 E. Burlington
Riverside, IL 60546
708-447-3222

Wintrust Financial Corporation

ROSELLE
Advantage National Bank
1350 W. Lake St.
Roselle, IL 60172
630-529-0100

SKOKIE
North Shore Community Bank & Trust Co.
7800 Lincoln Ave.
Skokie, IL 60077
847-933-1900

SPRING GROVE
State Bank of The Lakes
1906 Holian Dr.
Spring Grove, IL 60081
815-675-3700

ST. CHARLES
St. Charles Bank & Trust Company
311 N. Second St.
St. Charles, IL 60174
630-377-9500

VERNON HILLS
Vernon Hills Bank & Trust
Wayne Hummer Wealth Management
1101 Lakeview Parkway
Vernon Hills, IL 60061
847-247-1300

WAUCONDA
Wauconda Community Bank
495 W. Liberty St.
Wauconda, IL 60084
847-487-2500

Wauconda Community Bank
1180 Dato Ln.
Wauconda, IL 60084
847-487-3770

WESTERN SPRINGS
The Community Bank of Western Springs
Wayne Hummer Wealth Management
1000 Hillgrove Ave.
Western Springs, IL 60558
708-246-7100

WHEATON
Wheaton Bank & Trust Company
211 S. Wheaton Ave.
Wheaton, IL 60187
630-690-1800

WILLOWBROOK
Community Bank of Willowbrook
6262 S. Route 83
Willowbrook, IL 60527
630-920-2700

WILMETTE
North Shore Community Bank & Trust Co.
Wayne Hummer Wealth Management
1145 Wilmette Ave.
Wilmette, IL 60091
847-853-1145

North Shore Community Bank & Trust Co.
Wayne Hummer Wealth Management
720 12th St.
Wilmette, IL 60091

North Shore Community Bank & Trust Co.
351 Linden Ave
Wilmette, IL 60091

WINNETKA
North Shore Community Bank & Trust Co.
576 Lincoln Ave.
Winnetka, IL 60093
847-441-2265

Wisconsin Banking & Wealth Management Locations

APPLETON
Wayne Hummer Wealth Management
200 East Washington Street
Appleton, WI 54911
920-734-1474

DELAFIELD
Town Bank of Delafield
400 Genesee St.
Delafield, WI 53018
262-646-6888

ELM GROVE
Town Bank of Elm Grove
13150 Watertown Plank Rd.
Elm Grove, WI 53122
262-789-8696

HARTLAND
Town Bank
Wayne Hummer Wealth Management
850 W. North Shore Dr.
Hartland, WI 53029
262-367-1900

MADISON
Town Bank of Madison
10 W. Mifflin St.
Madison, WI 53703
608-282-4840

WALES
Town Bank of Wales
200 W. Summit Ave.
Wales, WI 53183
262-968-1740

FIRST Insurance Funding Corp.
450 Skokie Blvd., Suite 1000
Northbrook, IL 60062
847-374-3000

Broadway Premium Funding
1747 Veterans Memorial Highway
Suite 22
Islandia, NY 11749
212-791-7099

Tricom, Inc. of Milwaukee
N48 W16866 Lisbon Road
Menomonee Falls, WI 53051
262-509-6200

Wintrust Mortgage Corporation

Headquarters
1 South 660 Midwest Rd., Suite 100
Oakbrook Terrace, Illinois 60181
630-916-9299

Branch Offices
Phoenix, AZ
Denver, CO
Madison, GA
Barrington, IL
Chicago, IL (5 locations)
Downers Grove, IL
Elmhurst, IL
Frankfort, IL
Geneva, IL
Glen Ellyn, IL
Mokena, IL
Naperville, IL
Oakbrook Terrace, IL
Oak Park, IL
Riverwoods, IL
Schaumburg, IL (2 locations)
Tinley Park, IL
Crown Point, IN
Kansas City, KS
Louisville, KY
Hanover, MD
Pataskala, OH
Lakewood, WA

2008 Annual Report

Corporate Information
Directors
Allan E. Bulley, Jr.
Peter D. Crist (Chairman)
Bruce K. Crowther
Joseph F. Damico
Bert A. Getz, Jr.
H. Patrick Hackett, Jr.
Scott K. Heitmann
Charles H. James, III
Albin F. Moschner
Thomas J. Neis
Hollis W. Rademacher
Ingrid S. Stafford
Edward J. Wehmer
Public Listing and Market Symbol
The Company’s Common Stock is traded on The Nasdaq Stock Market® under the symbol WTFC.
Website Location
The Company maintains a financial relations internet website at the following location: www.wintrust.com
Annual Meeting of Shareholders
May 28, 2009
10:00 a.m.
Deer Path Inn
255 E. Illinois Road
Lake Forest, Illinois 60045
Form 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available on the Internet at the Company’s website at www.wintrust.com and at the Securities and Exchange Commission’s website at www.sec.gov.
Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Telephone: 312-427-2953
Facsimile: 312-427-2879

Wintrust Financial Corporation