Form 10-K, Exhibit 13
period 2011-12-31
WINTRUST FINANCIAL CORP
filed 2012-02-29
CIK 1015328

Exhibit 13.1

2011—Managing Complexity

Big enough for you, your family and your business to HAVE IT ALL™;

Small enough to actually care.

As the second largest bank group headquartered in Illinois and a family of community banks and specialty companies, Wintrust offers the products and technology of the big banks paired with exceptional service, understanding and client focus. Wintrust customers get to Have It All — a full slate of powerful and sophisticated financial products and the local decision making and personal service that only a group of community banks and specialty financial companies can offer.

Retail Banking

•	Footprint of 15 chartered banks and over 100 facilities

•	Deposit Products

•	Home Equity & Installment Loans

•	Residential Mortgages

•	Mobile and Internet Banking

Wealth Management

•	Asset Management (Individual & Institutional)

•	Planning

•	Investments

•	Insurance

•	Corporate & Personal Trust & Estate Services

•	Business Owner Services

Commercial Lending

•	Commercial & Industrial and Asset Based Lending

•	Commercial Real Estate (Mortgages & Construction Loans)

•	Small Business Lending (including SBA Loans)

•	Lines of Credit

•	Letters of Credit

•	Commercial Insurance Premium Financing

Treasury Management

•	Retail & Wholesale Lockbox

•	On-Line Banking & Reporting (iBusinessBanking)

•	Remote Deposit Capture (iBusinessCapture)

•	Merchant Card Program

•	Payroll Services

•	ACH & Wire Transfer Services

•	International Banking Services

•	Early Check Presentment Reporting (iBusinessClearing)

Specialized Financial Services for:

•	Building Management Companies

•	Condominium & Homeowner Associations

•	Franchisees

•	Indirect Automobile Lending

•	Insurance Agents & Brokers

•	Life Insurance Premium Financing

•	Mortgage Companies (Warehouse Lending)

•	Municipalities & School Districts

•	Physicians, Dentists & Other Medical Personnel

•	Temporary Staffing & Security Companies

Selected Financial Trends

Total Assets Total Deposits Total Loans (excluding Covered Loans) Net Income

Earnings Per Share—Diluted Net Interest Margin Total Shareholders’ Equity Net charge-Offs (as a % of Average Loans)

2	WINTRUST FINANCIAL CORPORATION

Selected Financial Highlights

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Selected Financial Condition Data (at end of period):
Total assets	$15,893,808	$13,980,156	$12,215,620	$10,658,326	$9,368,859
Total loans, excluding covered loans	10,521,377	9,599,886	8,411,771	7,621,069	6,801,602
Total deposits	12,307,267	10,803,673	9,917,074	8,376,750	7,471,441
Junior subordinated debentures	249,493	249,493	249,493	249,515	249,662
Total shareholders’ equity	1,543,533	1,436,549	1,138,639	1,066,572	739,555

Selected Statements of Income Data:
Net interest income	$461,377	$415,836	$311,876	$244,567	$261,550
Net revenue (1)	651,075	607,996	629,523	344,245	341,493
Pre-tax adjusted earnings (2)	225,451	199,033	124,696	97,008	100,791
Net income	77,575	63,329	73,069	20,488	55,653
Net income per common share — Basic	2.08	1.08	2.23	0.78	2.31
Net income per common share — Diluted	1.67	1.02	2.18	0.76	2.24

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin (2)	3.42%	3.37%	3.01%	2.81%	3.11%
Non-interest income to average assets	1.27%	1.42%	2.78%	1.02%	0.85%
Non-interest expense to average assets	2.82%	2.82%	3.01%	2.63%	2.57%
Net overhead ratio (3)	1.55%	1.40%	0.23%	1.60%	1.72%
Efficiency ratio (2) (4)	64.58%	63.77%	54.44%	73.00%	71.05%
Return on average assets	0.52%	0.47%	0.64%	0.21%	0.59%
Return on average common equity	5.11%	3.01%	6.70%	2.44%	7.64%

Average total assets	$14,920,160	$13,556,612	$11,415,322	$9,753,220	$9,422,277
Average total shareholders’ equity	1,484,720	1,352,135	1,081,792	779,437	727,972
Average loans to average deposits ratio (excluding covered loans)	88.3%	91.1%	90.5%	94.3%	90.1%
Average loans to average deposits ratio (including covered loans)	92.8	93.4	90.5	94.3	90.1

Common Share Data at end of period:
Market price per common share	$28.05	$33.03	$30.79	$20.57	$33.13
Book value per common share (2)	$34.23	$32.73	$35.27	$33.03	$31.56
Tangible common book value per share (2)	$26.72	$25.80	$23.22	$20.78	$19.02
Common shares outstanding	35,978,349	34,864,068	24,206,819	23,756,674	23,430,490

Other Data at end of period:(7)
Leverage Ratio	9.4%	10.1%	9.3%	10.6%	7.7%
Tier 1 Capital to risk-weighted assets	11.8%	12.5%	11.0%	11.6%	8.7%
Total capital to risk-weighted assets	13.0%	13.8%	12.4%	13.1%	10.2%
Tangible Common Equity ratio (TCE) (2) (6)	7.5%	8.0%	4.7%	4.8%	4.9%
Allowance for credit losses (5)	$123,612	$118,037	$101,831	$71,353	$50,882
Non-performing loans	120,084	141,958	131,804	136,094	71,854
Allowance for credit losses(5) to total loans, excluding covered loans	1.17%	1.23%	1.21%	0.94%	0.75%
Non-performing loans to total loans, excluding covered loans	1.14%	1.48%	1.57%	1.79%	1.06%

Number of:
Bank subsidiaries	15	15	15	15	15
Non-bank subsidiaries	7	8	8	7	8
Banking offices	99	86	78	79	77

(1)	Net revenue includes net interest income and non-interest income

(2)	See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures/Ratios,” for a reconciliation of this performance measure/ratio to GAAP.

(3)

The net overhead ratio is calculated by netting total non-interest expense and total non-interest income, annualizing this amount, and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(4)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenue (less securities gains or losses). A lower ratio indicates more efficient revenue generation.

(5)	The allowance for credit losses includes both the allowance for loan losses and the allowance for unfunded lending-related commitments, but excluding the allowance for covered loan losses.

(6)	Total shareholders’ equity minus preferred stock and total intangible assets divided by total assets minus total intangible assets

(7)	Asset quality ratios exclude covered loans.

2011 ANNUAL REPORT	3

To Our Fellow Shareholders

Welcome to Wintrust Financial Corporation’s 2011 annual report. We thank you for being a shareholder.

First, the view from 50,000 feet.

In 2011, your Company-

•	Generated the highest reported net income in the history of Wintrust—$77.6 million in 2011, a 22.6% increase over 2010.

•	Increased assets 13.6% ($1.9 billion) to $15.9 billion.

•	Increased deposits 13.9% ($1.5 billion) to $12.3 billion.

•	Increased loans 9.6% ($921 million) to $10.5 billion.

•	Purchased four banks (three were FDIC-assisted), certain assets of two mortgage companies and an asset management company.

•	Increased the number of banking offices to 99 (101 if you include our two commercial loan offices).

•	Continued to bring value to its shareholders, raising tangible common book value per share to $26.72 from $25.80 in 2010.

•	Achieved its 15th consecutive year of profitability.

•	Celebrated the 20th anniversary of the first de novo bank we opened, Lake Forest Bank & Trust.

Wintrust has grown 30% in total assets over the last two years, outperforming many of its peers and achieving consistent sustainable growth and record profitability. Yet we strive to do better.

All of our achievements were accomplished during a time when the economy is more than two years into a recovery that for many has yet to take effect. The Company contended with the following challenges in 2011-

•	A national unemployment rate of 8.5%, and the rate for greater Chicago at 10.2%. While an improvement over the last two years, we still have over 400,000 friends, neighbors, and customers out of work.

•	The FDIC closed 92 banks nationwide. Twelve of those banks were in Illinois and Wisconsin.

•	More than 10% of outstanding home loans in Chicago area have a “90+ day delinquency rate” with a foreclosure inventory of more than 6%.

•	Non-performing assets remain high for commercial banks across the nation at $282 billion or 4.3% of total bank loans (most recent data as of 9/30/11).

Search for Theme

Over the last few years, we’ve used a theme to get our annual message across. Whether tying previous annual letters to movies or boxing, we found that a consistent theme ties everything together and makes what could be a very dry report a little easier to read. For this year’s letter, we’d like to honor the American space program and borrow from it to explain what happened to your Company during 2011.

This past year, 2011, marked a number of milestones for our space program:

•

The 50th anniversary of President John F. Kennedy’s speech to Congress, proposing that “this nation should commit itself to achieving the goal, before this decade is out, of landing a man on the moon and returning him safely to Earth,” on May 23, 1961.

•	The 50th anniversary of the first American manned space flight, by Alan Sheppard on May 5, 1961.

•	The 30th anniversary of the first Space Shuttle flight on April 12-14, 1981.

•	The last Space Shuttle flight from July 8-11, 2011, ending in the retirement of the Space Shuttle fleet after 135 missions.

We’ve often compared the running of your Company to getting a spacecraft into orbit. From operations systems to customer satisfaction to accounting and finance, there are a number of complex systems that must be precisely managed.

4	WINTRUST FINANCIAL CORPORATION

Like the rest of our industry, everything that we do is under close scrutiny from the media, government regulators, politicians and the general public. We have nearly 3,000 employees in hundreds of different roles all working toward one goal — to continue to build a successful company that takes care of its customers and provides value to its shareholders.

The space program has always been a source of pride and optimism for society. It makes us look forward and think of what can be, not just what was or is. Similarly, regardless of the broader economic or political climate, we believe there is reason to be optimistic about your Company.

Success Comes in Stages

Almost all space missions, whether it’s putting a small satellite into orbit or going to the moon, require a rocket with multiple stages. For example, the Apollo moon missions required a six stage rocket. Each stage has to work or the entire mission fails.

The six core strategies (stages) required for the success of Wintrust’s continuing mission remain the same and are our top priorities. In no particular order, they are —

•	Calculated growth;

•	Improve profitability and earnings;

•	Continue to address problems as they arise;

•	Seek out opportunities and market dislocations;

•	Take care of our customers; and,

•	Improve shareholder value while protecting your investment.

Calculated Growth

This is what comes naturally to us. Calculated and profitable growth.

Last year we added more than 14,000 retail banking households, an increase of more than 12%, and more than 28,000 retail bank accounts to our family of banks. Our commercial and small business efforts saw similar growth with 3,000 new business relationships, an increase of more than 14%.

And we mean relationships. We do not focus on just one loan or account, or just one transaction. We focus on the entire

2011 ANNUAL REPORT	5

relationship, so that it includes multiple Wintrust services, such as:

•	Loans and treasury management services for commercial customers.

•	Small business loans (including SBA Express) and small business checking for local businesses.

•	Personal checking and a mortgage plus the appropriate savings vehicle (CD, savings, or money market accounts depending on life stage) for our retail customers.

•	Wealth management services (investments, trust, 401(k) administration, succession planning, and asset management) for all of our customers.

•	If appropriate, introducing our customers to the one of our niche business — FIRST Insurance Funding, Tricom, Community Advantage, etc.

We have great opportunities to further deepen our relationships with thousands of our current customers. A focus for 2012 is to make marked improvements in the number of accounts per customer household or business.

Improve Profitability and Earnings

We are now in our third year of a “Fed Funds” rate below 25 basis points. In this very compressed rate environment, it is extremely difficult to raise margins. Our net interest margin increased five basis points in 2011 to 3.42%, from 3.37% in 2010.

Continued discipline on our deposit and loan pricing helped to keep our margin stable at the same time as some competitors offered rates well outside the range of market prevalent rates. An increase in non-interest bearing checking balances also supported this effort, increasing $584 million to comprise 15% of our total deposit balances, up from 11% in 2010.

Combining our efforts to lower our cost of funds with our appetite for asset growth in higher margin lending products we really understand, such as asset based lending, should assist the Company in its attempt to maintain or increase net interest margin in 2012.

We expect 2012 to see additional, though modest, improvement in checking growth and overall cost of funds reductions. When we do re-enter a rising rate environment, our efforts should position us to benefit from decompressing rates.

Continue to Address Problems as They Arise

While the Company wants to be optimistic about recent economic improvements, many communities in our area and some sectors are still lingering in a recession. The continuing failure of community banks around the country demonstrates the toll of the lingering recession on financial institutions. For many troubled banks, issues usually center around concentrations in certain sub-performing loan classes such as real estate development.

We have worked through many of our own issues, reducing our non-performing assets (NPAs) even while incorporating NPAs from recent acquisitions. Historically, our conservative underwriting and prompt attention to potential issues have kept our numbers better than many of our peers. However, it

Managing The Space Junk

In addition to the almost 1,000 active satellites that orbit the Earth, there are more than 20,000 pieces of space junk that are large enough to be measured by NASA’s tracking systems. Including everything from spent rocket stages to dead satellites to pieces of destroyed satellites to a glove dropped by Gemini 4, some of this junk hurtles around the earth at 20,000 miles per hour.

So, NASA tracks it through the Orbital Debris Program Office and puts procedures in place to keep the junk from interfering with the operations of the working satellites.

We have our own version of this office, two versions actually — the Managed Assets Division, which works on those non-performing loans originated by our banks, and the Purchased Assets Division which does the same for those covered loans acquired as part of FDIC-assisted bank transactions. Taken together, these teams manage approximately $1 billion in assets.

While we are committed to working through problem loans as they occur, we will continue to have new workout situations arise and inherit new ones as we add to our organization through acquisitions (both FDIC-assisted and others). As more come on, know that our Managed & Purchased Asset teams are sorting through and getting as much value as possible from the “junk”.

6	WINTRUST FINANCIAL CORPORATION

is important to note that much of the coming economic cycle is still uncertain and we believe there are still more issues to come for our industry. As a shareholder, you should know that we remain committed to preserving our overall credit quality. (Please see “Managing the Space Junk” on page 6.)

Seek Out Opportunities and Market Dislocations

In 2011, we continued to expand our footprint and our franchise. FDIC-assisted transactions were again a big part of it. We started early with Community First Bank (now Rogers Park Community Bank) and Bank of Commerce (now Wood Dale Bank & Trust). During the summer, we added the seven locations of First Chicago Bank & Trust, also through an FDIC-assisted transaction. Finally, we added Elgin State Bank’s three locations in our first non-FDIC-assisted whole bank transaction since 2006.

But our banks were not the only ones expanding their footprint last year. We also acquired certain assets of two mortgage companies, Woodfield Planning (Illinois) and River City Mortgage (Minnesota), giving Wintrust Mortgage a solid presence in Minneapolis-St. Paul, Minnesota. Great Lakes Advisors, which added scale to our asset management division, was merged with Wintrust Asset Management and today operates as Great Lakes Advisors. Combined, our wealth management companies now have more than $13 billion in assets under administration.

As was the case in 2011, our expansion plans hinge on continuing to find these opportunities and dislocations. While we see increased competition from buyers inside and outside our market, we expect 2012 to bring a number of new opportunities to add locations, assets and personnel to the Company.

Take Care of Our Customers

From the beginning, our mission has been simple -

•	Offer the same or better products as the big banks.

•	Provide the same or better technology and access as the big banks.

•	Provide unmatched customer service.

For us, this has always meant “being more than a bank,” focusing less on pushing products and more on customer engagement and loyalty by providing financial solutions.

Over the years, we’ve developed a number of programs to prove just that. Our Junior Savers Club, Platinum Adventures group, seminars on home buying, investing and financial literacy, as well as continuing small business events are all examples of this. Regular surveys of our customers reveal that our customers value the level of service, local attention and community focus that we provide.

Based on the information available, our customers are more satisfied and far more likely to refer us to friends and family than any of our major competitors. This is not to say that we are in any way perfect. We constantly rely on customer feedback to make us better and our customers are not shy about pointing out where we can improve. And we’re listening.

Improve Shareholder Value While Protecting Your Investment

This is your Company and we believe it is management’s job to protect and grow your investment. Many Wintrust employees are shareholders as well.

During 2011, the Company continued to increase tangible common book value per share to $26.72. We consider this one of the industry’s best measures of management’s commitment to protecting its shareholders and improving the return on your investment. It also demonstrates the Company’s commitment to growth without diluting shareholder value.

2011 ANNUAL REPORT	7

Commercial Banking is a Heavy Lift Vehicle

Mature space programs have a very large rocket known as a Heavy Lift Vehicle that is used to send large payloads into orbit. The American program has had several, the most recent being the Atlas, Titan and Delta series, but the most famous and most powerful being the Saturn V. The International Space Station, most of the thousands of satellites and the dozens of vehicles roving the solar system and beyond made it to space because of Heavy Lift Vehicles.

The franchise that was built by our Community Banks (See “The Race So Far” on Page 14) has made it possible for Wintrust Commercial Banking to currently be one of the Company’s Heavy Lift Vehicles. Through our commercial and business banking efforts we bring on larger loan volumes and higher non-interest bearing DDA balances. With more than 100 commercial bankers at our locations across the organization, in 2011, the Company increased Commercial & Industrial (C&I) loans by $139.7 million, Asset-based loans by $176.8 million and Commercial Real Estate (CRE) loans by $176.3 million.

We are now into our second full year of establishing successful commercial loan production offices (LPOs) in downtown Chicago and Milwaukee. Responsible for adding many new commercial customer relationships since they opened, our LPOs have been integral to the success and coordination of our overall commercial efforts, ensuring consistent calling coverage throughout the sales process.

Even though these commercial loans tend to be larger loans (like large payloads and rockets), the Company is committed to getting paid appropriately for the risk taken in making these loans. No matter the size of a loan, we have always adhered to conservative underwriting standards. We did not sacrifice our credit discipline in the past credit cycle and will not do so now.

For every loan we booked in 2011, there are many more we turned away. We are a bank. We are in business to make loans, but only if they make financial sense for the borrower and your Company.

We expect 2012 to mark a more competitive commercial banking environment. The emergence of some of our local peers from their loan problems, as well as the entry of new, larger players into the local market may force some banks into compromising on credit or pricing. You can be confident that Wintrust’s continued growth will not come at the expense of our long-term health. We are committed to maintaining the conservative underwriting and pricing standards you’ve come to expect.

For a time the Space Shuttle replaced the need for some Heavy Lift Vehicles. With the end of the shuttle program, NASA is working on a new Heavy Lift Vehicle to get Americans to Mars. We will continue to invest in our Heavy Lift Vehicle, adding capabilities, staff, resources and locations to Wintrust Commercial Banking teams across the system, to help secure and maintain our position as Chicago’s Bank for Business.

New Satellites

While the major initiatives such as the International Space Station or interplanetary probes sent to explore other planets (Mars Pathfinder) get the most attention in the American Space Program, it is the smaller, more frequent launches that require day-to-day operations of managing and tracking the thousands of satellites and other objects in Earth’s orbit. We rely on these satellites for driving directions (GPS), phone service, television and constant access to information. Without them, much of our lives could come to a halt.

8	WINTRUST FINANCIAL CORPORATION

For Wintrust, it’s our more than 100 Wintrust Community Bank locations (as of 2/15/12) that drive our success, build our culture and maintain our customer and community focus on a day-to-day basis. Like the number of satellites in space, the number of Wintrust Community Bank locations continues to increase. In 2011, we added the following facilities —

•	A fourth location in Crystal Lake for Crystal Lake Bank & Trust;

•	Elgin State Bank (via acquisition) and their three locations in Elgin;

•	First Chicago Bank & Trust (via an FDIC-assisted transaction) and their seven locations throughout the city and northwest suburbs;

•	A second location in Naperville for Naperville Bank & Trust;

•	Rogers Park Community Bank (formerly Community First Bank, via an FDIC-assisted transaction);

•	Schaumburg Bank & Trust Co., in Schaumburg;

•	Village Bank & Trust—Des Plaines; and,

•	Wood Dale Bank & Trust (formerly The Bank of Commerce, via an FDIC-assisted transaction).

We believe 2012 will also provide significant opportunties for expansion. While we cannot predict potential FDIC-assisted or other transactions, we remain open to acquisitions that add to our network of banks and that make financial sense immediately or in the short-term. Evidence of this can be found in our recent announcement of our intent to purchase a branch in Orland Park and our most recent FDIC-assisted transaction, Charter National Bank and Trust with locations in Hanover Park and Hoffman Estates, Illinois.

Like each satellite in our banking network, each of our locations has a job to do — to add retail households and small business customers, to work within our communities to build continued awareness and to lay the groundwork for continued growth. To that end, our retail bank operations -

•	Added more than 14,000 new retail customer households with more than 28,000 accounts.

•	Increased retail checking accounts by 14%, adding over 15,000 accounts.

•	Continued to reduce “hot money” rate-sensitive households by reducing single service CD households.

We support the efforts of our retail bankers through constant innovation. The last year saw:

•	The ability of any Wintrust customer to bank at any of our Wintrust Community Banks.

•	The addition of system-wide checking accounts that are genuinely free with no minimum balances or maintenance fees and some even boast reduced overdraft fees.

•	The introduction of mobile banking. During 2012, this service will include the ability to make remote deposits and peer-to-peer payments via smart phones.

•	The rollout of new ATMs across the system. These ATMs immediately image deposits and do not require envelopes.

•	The expansion of our Platinum Adventures Club to all our locations. Platinum Adventures is an activity and travel club for customers over age 50.

•

The continued commitment to our Junior Savers Club. Some of the big banks have recently discovered that teaching children about saving is good business. We always knew this and won’t forget it when the big banks lose interest.

•	The expansion of our education efforts, offering regular classes on financial literacy, first-time home-buying, investing and kids & money, as well as a number of topics for small businesses.

In 2012, our bankers are focused on their efforts to continue to build their local, community banks.

2011 ANNUAL REPORT	9

Special Payloads

The need to perform experiments in space comes with its own challenges and requires a special payload for each experiment. Some experiments are solely for the sake of science (like confirming some of Einstein’s theories), some to better prepare for longer missions (like a Mars mission) and others to perfect commercial applications. All require special equipment, handling and sometimes personnel on the shuttle or on the ground.

For Wintrust Community Banks, one of our special focuses in 2012 and beyond is small business. As community banks, we have always been committed to meeting the needs of small businesses in our area. As we work with our small business customers, we increasingly feel that this segment is under-served by the financial industry as a whole. We remain committed to providing small business with all the financial tools they need to be successful. This means -

•	Developing simple micro loan (up to $50,000) products, standards and underwriting for such loans across the banks.

•	Building a robust SBA loan operation that can handle all SBA loan requests, allowing all Wintrust banks to provide SBA loans to businesses in our areas.

•

Investing in new technology and products that help small businesses get paid faster and better manage their funds, including: i-BusinessCreditManager which allows a small business to make decisions on extending credit to their largest customers, improved merchant processing for debit and credit cards, and treasury management services designed for small business.

•

Providing educational and networking opportunities for small businesses through seminars put on by one of our banks or co-hosted with organizations such as SCORE and the National Association of Women Business Owners, as well as building i-BusinessForum, the only on-line community dedicated to small businesses in greater Chicago.

•	Promoting “Shop Local” campaigns, through local chambers of commerce or on our own, to encourage people to shop within their own communities.

Small businesses can provide the fuel for a community to take off. We always have been and will remain committed to meeting their needs.

But that is only part of the mission. As community banks, we believe that we must serve the needs of everyone in our communities, especially low and moderate income households and those people in low and moderate income areas hardest hit by the recent recession and continued hardship that comes with the unpredictable local economy and housing market.

For us, this means continuing to offer the tools for these families to improve opportunities for financial success, including:

•	Expanding our Money Smart financial education series (originally developed by the FDIC). In 2011, our bankers taught more than 200 Money Smart classes.

•	Creating free checking and savings accounts to help families reduce or end bank fees and start saving.

•	Offering our EveryDay Loan, a low dollar unsecured loan up to $2,500, to help reduce the reliance on high rate credit cards and payday lenders in some communities.

We’ve also renewed our commitment to home ownership in these communities. Our Wintrust Mortgage division has created an Affordable Housing group, dedicated to helping low and moderate income borrowers buy their first home and assisting them through the myriad of available government loan and down payment assistance programs.

10	WINTRUST FINANCIAL CORPORATION

Mission Specialists

With the number of systems involved in any mission, the space program relies on mission specialists, both in the air and on the ground to ensure everything runs smoothly. Whether managing a specific experiment, payload or system, each mission specialist often does a very specific job that the rest of the mission relies on.

We have always relied on specific niches to help meet the market’s needs and drive assets, and have a number of specialists that contribute substantially to the overall mission.

Our mortgage operation, Wintrust Mortgage, is one of the largest of these. With more than 500 employees and generating more than $2.1 billion in mortgage loan volume in 2011, Wintrust Mortgage and the other mortgage operations within the Wintrust banks are one of the largest loan originators in greater Chicago.

Boosted in this effort by continued low interest rates, a slowly recovering housing market and the two recent acquisitions, Wintrust Mortgage is well situated for 2012 via delivery at Wintrust Community Banks and its stand-alone retail mortgage locations.

Wintrust Wealth Management is actually three individual companies. Wayne Hummer Investments is an 80 year old broker-dealer with 66 financial advisors, many in our banks. The Chicago Trust Company, manages the trust needs of families and individuals throughout the area. With our acquisition of Great Lakes Advisors in July, Wintrust Capital Management was merged into Great Lakes Advisors (GLA). GLA specializes in money and investment management for foundations, municipalities, unions, as well as individuals, in addition to their two mutual funds. Combined, Wintrust Wealth Management now has more than $13 billion of assets under administration.

Our newest division of wealth management is Wintrust Wealth Services. This group is a hybrid of financial advisors, private bankers and portfolio managers, with ability to place business across the organization to meet the financial needs of high-net worth individuals and middle market business owners. Wintrust Wealth Services ended 2011 with approximately $113 million in loans and approximately $40 million in deposits, and increased the placement of assets with wealth management by 104%, solely from its downtown office.

Mission Control

In every manned space mission, virtually every communication from space starts with the same word — “Houston.” Houston is the home of the Johnson Space Flight Center and the Mission Control Center since the Gemini 4 mission in 1965. For every manned mission since, Houston has been the coordination and management point.

Over the last two decades as Wintrust has expanded, so has our corporate team. Of our almost 3,000 employees across all Wintrust community banks and companies, almost 300 are Wintrust corporate employees, working in Operations, Compliance, Finance, Human Resources, Marketing, Audit, Treasury Management and our Purchased and Managed Assets divisions. For the last decade, corporate employees have worked out of any available space in our banks.

We needed single location to help drive the organization in its mission. We found that location at 9700 West Higgins Avenue in Rosemont last summer. An eleven story, 277,000 square foot building, we paid about $22.5 million for the building. Construction has begun to build it out to fit our needs, while retaining the tenants that fill about half the building.

Once completed, the building will feature a full conference center, be occupied nearly at capacity and be the home of our corporate employees, as well as most Wintrust Mortgage employees.

2011 ANNUAL REPORT	11

We are expanding this unit across the organization in 2012, and hope to see continued success as it grows.

By far our biggest and oldest commercial lending niche, First Insurance Funding Corp. (FIRST) is one of the largest premium finance companies in the country. Loans by FIRST represent 28% of our total outstanding loan balances (13% in commercial property & casualty insurance loans, 15% in life insurance loans). Both lines of business increased balances in 2011 over 2010, 12% for commercial and 11% for life. In February 2012, the Company announced the pending acquisition of Macquarie Premium Funding Inc., the Canadian insurance premium funding unit of Macquarie Group, marking the Company’s first international venture.

Faced with one of softest insurance markets in recent history and considerable price competition, FIRST’s commercial property and casualty premium finance business still managed to increase its volume over 2010.

The life insurance premium finance unit of FIRST has the benefit of being the largest of its kind in the nation, though competition from new entries into the market and large foreign and domestic banks often provide challenges.

Tricom Funding caters to the financial needs of temporary staffing, consulting and security firms. We’ve often found Tricom Funding to be a good internal economic indicator. Staffing companies are usually the first ones to feel the effects of a coming recession and the first ones to recover from it, as their corporate customers use staffing companies to manage their human resource needs. In 2011, Tricom saw record growth and profitability adding almost 16% in receivables and almost doubling its net income.

Community Advantage continues to be one of the Midwest’s leading providers of financial services to the community association market. They work with management companies and their associations and also self managed associations providing lending, reserve investments and treasury services. Over the years they have branched out into Wisconsin, Michigan and Indiana and in 2011 entered the Minnesota market.

Community Advantage’s market share in Illinois, based on the Company’s research, was again number one for 2011, continuing the trend from 2010. Yet, associations continue to be cautious with their investments and prudent with the types of projects they undertake which may mute growth in the short-term.

In our effort to be diversified and asset driven, we are constantly looking for other earning asset platforms that allow us to grow outside the normal channels that community banks typically rely on. These niche funding groups allow us to potentially reduce our reliance on commercial and commercial real estate loans in the event either of those markets becomes prohibitively competitive. Other than those listed above, some of our more

Our Office of Mission & Safety Assurance

With the size and complexity of individual missions, it makes sense for NASA to have a risk management program. Called the Office of Mission & Safety Assurance (OSMA), this team ensures that every activity goes through proper risk, safety, quality and reliability tests to ensure the success of every mission.

As your Company has grown and given the unforeseen risks that have damaged many others in our industry, our ability to understand, measure and manage the various risks inherent in our businesses has become increasingly important. In an effort to stay ahead of potential risks, we maintain an Enterprise Risk Management (ERM) process, reporting and infrastructure.

This organization-wide initiative, with regular Board involvement and reporting, draws on resources from all levels of the organization to identify, assess and evaluate potential risk, and improve our risk management practices. Looking at everything from information security, regulatory and privacy to customer satisfaction and branding, the comprehensive process ensures that we identify and manage all risks before they become an issues.

This is your Company. You should know that we are doing everything possible to protect it.

12	WINTRUST FINANCIAL CORPORATION

prominent niches include:

•	Franchise Lending, as Wintrust Franchise Services through Lake Forest Bank & Trust;

•	Mortgage Warehouse Lending , through Hinsdale Bank & Trust; and

•	Indirect Auto Finance , through Hinsdale Bank & Trust.

If the recent economic cycle taught us anything, it’s that asset diversification is essential to long term success. We continue to search for other earning asset opportunities to grow your company efficiently and securely.

Not Everyone Can Do This

“We choose to go to the moon. We choose to go to the moon in this decade and do the other things, not because they are easy, but because they are hard, because that goal will serve to organize and measure the best of our energies and skills, because that challenge is one that we are willing to accept, one we are unwilling to postpone, and one which we intend to win, and the others, too.” — President John F. Kennedy (September 12, 1962 at Rice University, Houston)

One of the most telling historical points in the American space program is the recognition that not everyone could do it. Initially, only the United States and Soviet Union were able to devote the resources to a full space program. Over time, as scientific advancement benefitted all, other governments entered the fray. We are now at a point where private industry can venture into space.

Unfortunately, banking seems to be following a similar, though opposite, trajectory. There was a time in our history when every community, rural or suburban, could count on a local community bank. Over the last few decades, and especially the last few years, it has become more and more difficult for a small, or even moderately sized, bank to survive. Banks with less than $1 billion in assets will have a tough time over the next few years as they try to keep up with increasing technological and regulatory costs, as well as competition.

The trend started more than 20 years ago with the beginning of heavy industry consolidation and the domination of the big multi-national banks. It was compounded by the recent financial crisis and recession, the rapidly changing pace of technology, the increasing sophistication of local and international fraud, and the dramatic increase in regulatory requirements and scrutiny. The prospect of an independent community bank to deal with these issues is daunting.

The Wintrust Community Bank model is different. It allows us to take advantage of the scale offered by our size. This allows us to pool the large costs associated with technology, regulations, product development and credit risk, while focusing on our local delivery to each community.

Together, the Wintrust Community Banks are the second largest bank group based in Illinois and have more than 100 locations (as of 2/15/12) and $16 billion in assets. Separately, the 15 Wintrust Community Banks charters are locally focused community banks, serving the needs of almost 150,000 households in the area.

It is this focus on the community and each individual customer that differentiates us from the big banks. Our banks are true community banks but have the resources of the big banks. Big enough for our customers, their families and their businesses to HAVE IT ALL, yet small enough to care.

Our Reputation Is Our Heat Shield

Space travel is a risky endeavor. The end of each mission is often the riskiest — re-entry into the Earth’s atmosphere with protection from a heat shield. If the heat shield fails, the mission fails.

For a business, especially a family of community banks like ours, reputation is everything. It does not matter if we do everything else right. If our reputation fails, we fail.

2011 ANNUAL REPORT	13

The Race So Far

Much of the last century was characterized by races in aviation beginning with the Wright brothers and the first flight. The race to space, in our minds, has been the most exciting. The question was always — Who will be first?

Our race, while not quite as exciting, is still very compelling. For us, it’s not about “Who’s first?” It’s about who’s committed — committed to customers, local communities and shareholders.

An Idea

A few of us had the idea of opening an old-fashioned community bank in early 1991. By then, many local banks had become owned and operated by giant corporations with headquarters in other cities, other states, even other countries. That meant these banks stopped focusing on the needs of their customers and their communities. They were cutting services and even charging fees for things that used to be free. Many of us remember the $3 teller fee. Major corporations and large “preferred” customers took priority over local businesses and most local residents. Employees didn’t know their customers, and the customers didn’t even recognize the employees.

Small Beginnings

We opened the first bank in Lake Forest in December 1991. We were not sure the customers would come, but they did. The second bank opened in Hinsdale in 1993, followed by Wilmette (1994), Libertyville (1995) and Barrington (1996). After the first five years, we had five charters, a substantial loan niche in FIRST Insurance Funding, fourteen locations, $706 million in assets and 226 employees.

It turned out that people in our communities, in Chicagoland, wanted a community bank like ours. The kind of bank that will serve them for life — where parents can take their kids to learn about banking and saving, and maybe even meet the bank’s president.

By our tenth year, we had seven charters, 29 locations, $2.7 billion in assets and 566 employees. We’d completed our first acquisition, Tricom Funding in 1999, paving the way for many others. Along the way we acquired: Wayne Hummer Investments (2002), Village Bancorp & Advantage National Bank (2003), WestAmerica Mortgage (2004), Northview Bank & Town Bank (2004), First Northwest Bancorp & State Bank of the Lakes (2005), Hinsbrook Bancshares (2006), and certain assets of Professional Mortgage Partners (2008). Growth continued in 2009 and beyond, both organic and via acquisition, as reflected in the below “20 year overview” graph.

14	WINTRUST FINANCIAL CORPORATION

But acquisitions were only part of the story. At our core, we have always been builders and it was always important to us to build businesses from the ground up. Our goal was simple—a new de novo charter every two years and a new location for each existing charter every two years, This mind-set—steady, continuous growth coupled with opportunistic, strategic acquisitions—brought us the growth we all got used to, with a compound growth rate exceeding 50% from 1991 to 2000.

Shields Up

By the end of our fifteenth year (2006), we were a $9.6 billion organization with a decade of consistent profitability and 15 charters, 23 operating companies and 73 locations. And this was the year we “hit the brakes” due to the storm we saw coming, that hit in full force in 2007 and 2008. We were not going to trade the financial security of your Company for a fleeting short term gain. For a full recap of the last credit cycle, please read our 2010 Shareholders’ Letter.

Shooting for the Moon

Now that we recently celebrated our twentieth anniversary, we want to be Chicago’s bank. We believe that we have been the bank that Chicagoans were and are looking for.

•	Good corporate citizenship is very important to us. We have and always will be rooted in the communities we serve.

•	We built most of our businesses from the ground up and employ nearly 3,000 people.

•	In the last 20 years, we have loaned billions of dollars to families and businesses across the area.

•	We never diluted our shareholders and always grew and protected their investment.

•	We pay our corporate income taxes and have never demanded state or local tax breaks to start, keep or move a business.

•	We even assisted the U.S. government in making more than a 20% return on the investment it made in Wintrust through the TARP program. We were also the first among our local peer group to pay it back.

Staying True to the Mission

When we started, our mission was simple — Offer the same or better products and technology of the big banks, paired with the best service available.

In Fall 2011, that mission took its next step: to tie all our brands together while maintaining their local positioning. Financial strength and stability have become very important to many of our customers. The Wintrust name conveys that.

We laid the foundation in the preceding years with the rollout of Wintrust Commercial Banking, Wintrust Mortgage and Wintrust Wealth Management. Then it became time to tie each of our community banks and each of our specialty companies into the brand, by simply adding “a Wintrust Community Bank” or “a Wintrust Company” below each brand.

This sub-branding has been partnered with some enhanced capabilities to include the ability to bank at all of our locations, and additional media spending across the area, via radio, billboard, newspapers and magazines and on-line. We have also adjusted our local marketing to include sub-brands in all local bank marketing pieces, explain each bank’s relationship to Wintrust and reiterate our commitment to local, true community banking.

We did not take this on lightly, as we have been successful by being the only true community bank in many of our communities. We genuinely believe that we are uniquely positioned in our market. We are able to succeed because we live at both ends of the banking spectrum — as a family of true community banks, with each bank focused on local customers, businesses and communities — and as a larger financial services company that can provide best in class treasury management, wealth management, commercial lending and technology.

Our banks are big enough to handle $50 million commercial loans, yet small enough to hand out cookies and coffee, and lollipops to kids. We can handle the most complex trust and wealth management issues or are able to provide a simple FREE checking account. Whether a business needs to refinance its office building or a customer’s daughter needs a mortgage for her first home, we get it done.

At a time when big banks continue to try to commoditize the industry and smaller banks struggle to survive, we are uniquely positioned to succeed in this volatile market, as community banks, wealth managers and lenders whose organization is “Big enough for our customers to HAVE IT ALL, but small enough to care” about each and every one. That is who we are and who we will always be.

2011 ANNUAL REPORT	15

Our reputation is our heat shield. Built over the last twenty years, our reputation with local businesses, families, communities, and centers of influence protects us from the gyrations of the industry, as well as the pitfalls of chasing the next deal. Again, this is your Company. We will do everything we can to protect it. That means keeping our reputation and our company culture intact.

Thank you for being a shareholder. We hope to see you at our Annual Meeting on May 24, 2012, at 10:00am at the Deer Path Inn located in Lake Forest, Illinois.

Sincerely,

Peter D. Crist	Edward J. Wehmer	David A. Dykstra
Chairman of the Board	President &	Senior Executive Vice President &
(Non-Executive)	Chief Executive Officer	Chief Operating Officer

16	WINTRUST FINANCIAL CORPORATION

Our Locations

Appleton, WI (WH Office)
Madison, WI
Wisconsin
Illinois
94
90
88
355
55
80
57
LEGEND
Main Bank
Bank Branch
Downtown Commercial Lending Office
Retail Mortgage Office
Wintrust Mortgage HQ
Wintrust Wealth Management HQ
Mortgage & Wealth Management services are available at all Wintrust Community Bank locations (some by appointment only).

## The Brands We Market

Algonquin Bank & Trust
Barrington Bank & Trust Company, N.A.
Beverly Bank
Bloomingdale Bank & Trust
Buffalo Grove Bank & Trust
Cary Bank & Trust
Charter National Bank and Trust
Clarendon Hills Bank
Crystal Lake Bank & Trust Company, N.A.
Community Bank of Downers Grove
The Community Bank of Western Springs
Community Bank of Willowbrook
Deerfield Bank & Trust
Elk Grove Village Bank & Trust
Elgin State Bank
First Chicago Bank & Trust
Glen Ellyn Bank & Trust
Gurnee Community Bank
Highland Park Bank & Trust
Bank of Highwood-Fort Sheridan
Hinsdale Bank
Hoffman Estates Community Bank
Lake Forest Bank & Trust Company
Libertyville Bank & Trust Company
Lincoln Park
McHenry Bank & Trust
Mundelein Community Bank
Naperville Bank & Trust
Northbrook Bank & Trust Company
North Chicago Community Bank
North Shore Community Bank & Trust
Northview Bank & Trust
Old Plank Trail Community Bank, N.A.
Palatine Bank & Trust
Ravenswood
Riverside Bank
Rogers Park
Roselle Bank & Trust
Schaumburg Bank & Trust Company, N.A.
State Bank of The Lakes
St. Charles Bank & Trust Company
Town Bank
Vernon Hills Bank & Trust
Village Bank & Trust
Wauconda Community Bank
Wheaton Bank & Trust Company
Wood Dale Bank & Trust
AIP
BroadwayPremium Funding
Chicago Trust Company
Community Advantage
First Insurance Funding
Great Lakes Advisors
Tricom Funding
Wayne Hummer Investments
Wintrust Commercial Banking
Wintrust Community Banks
Wintrust Mortgage
Wintrust Wealth Management

2011 ANNUAL REPORT	17

Finding a Wintrust Company

Wintrust Financial Corporation (Investor Relations)

www.wintrust.com (click on "Contacts & Requests")

Wintrust Community Banks & Wintrust Commercial Banking

www.wintrust.com/bank-locator-web

Wintrust Mortgage

www.wintrustmortgage.com (click on "find a location")

Wintrust Wealth Management: Great Lakes Advisors, The Chicago Trust Company and Wayne Hummer Investments

www.wintrustwealth.com/contact-us (click on "locations")

FIRST Insurance Funding Corp., including Broadway Premium Funding and FIRST Life Funding

www.firstinsurancefunding.com/contact-us

Tricom, Inc. of Milwaukee

www.tricom.com/about/contact-us

Specialty Services, such as Community Advantage, Wintrust Business Credit, Wintrust Franchise Services, and Wintrust Government Funds

www.wintrust.com (under "Specialized Services")

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

May 24, 2012

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