Form 10-K, Exhibit 13
period 2012-12-31
WINTRUST FINANCIAL CORP
filed 2013-02-28
CIK 1015328

2012—Providing a View into The Future of Community Banking.
Big enough for you, your family and your business to HAVE IT ALLTM;
Small enough to actually care.

As the second largest bank group headquartered in Illinois and a family of community banks and specialty companies, Wintrust offers the products and technology found at the big banks paired with exceptional service, understanding and client focus. Wintrust customers get to Have It All — a full slate of powerful and sophisticated financial products and the local decision making and personal service that only a group of community banks and specialty finance companies can offer.

Retail Banking
•Footprint of 15 chartered banks and more than 110 facilities
•Deposit Products
•Home Equity & Installment Loans
•Residential Mortgages
•Mobile and Internet Banking

Wealth Management
•Asset Management (Individual & Institutional)
•Planning
•Investments
•Insurance
•Corporate & Personal Trust & Estate Services
•Business Owner Services

Commercial Lending
•Commercial & Industrial and Asset Based Lending
•Commercial Real Estate (Mortgages & Construction Loans)
•Small Business Lending (including SBA Loans)
•Lines of Credit
•Letters of Credit
•Commercial Insurance Premium Financing

Treasury Management
•Retail & Wholesale Lockbox
•On-Line Banking & Reporting (iBusinessBanking)
•Remote Deposit Capture (iBusinessCapture)
•Merchant Card Program
•Payroll Services
•ACH & Wire Transfer Services
•International Banking Services
•Early Check Presentment Reporting (iBusinessClearing)

Specialized Financial Services for:
•Building Management Companies
•Condominium & Homeowner Associations
•Franchisees
•Health Care Companies
•Insurance Agents & Brokers
•Life Insurance Premium Financing
•Mortgage Companies (Warehouse Lending)
•Municipalities, School Districts, & Non-Profits
•Physicians, Dentists & Other Medical Personnel
•Temporary Staffing & Security Companies

Selected Financial Trends

2	Wintrust Financial Corporation

Selected Financial Highlights

	Years Ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Selected Financial Condition Data (at end of year):
Total assets	$17,519,613	$15,893,808	$13,980,156	$12,215,620	$10,658,326
Total loans, excluding covered loans	11,828,943	10,521,377	9,599,886	8,411,771	7,621,069
Total deposits	14,428,544	12,307,267	10,803,673	9,917,074	8,376,750
Junior subordinated debentures	249,493	249,493	249,493	249,493	249,515
Total shareholders’ equity	1,804,705	1,543,533	1,436,549	1,138,639	1,066,572
Selected Statements of Income Data:
Net interest income	$519,516	$461,377	$415,836	$311,876	$244,567
Net revenue (1)	745,608	651,075	607,996	629,523	344,245
Pre-tax adjusted earnings (2)	273,486	220,778	196,078	122,665	94,644
Net income	111,196	77,575	63,329	73,069	20,488
Net income per common share – Basic	2.81	2.08	1.08	2.23	0.78
Net income per common share – Diluted	2.31	1.67	1.02	2.18	0.76
Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin (2)	3.49%	3.42%	3.37%	3.01%	2.81%
Non-interest income to average assets	1.37%	1.27%	1.42%	2.78%	1.02%
Non-interest expense to average assets	2.96%	2.82%	2.82%	3.01%	2.63%
Net overhead ratio (2) (3)	1.59%	1.55%	1.40%	0.23%	1.60%
Net overhead ratio - pre-tax adjusted earnings (2) (3)	1.49%	1.61%	1.62%	1.66%	1.54%
Efficiency ratio (2) (4)	65.85%	64.58%	63.77%	54.44%	73.00%
Efficiency ratio - pre-tax adjusted earnings (2) (4)	62.50%	63.75%	64.70%	72.25%	72.35%
Return on average assets	0.67%	0.52%	0.47%	0.64%	0.21%
Return on average common equity	6.60%	5.11%	3.01%	6.70%	2.44%
Average total assets	$16,529,617	$14,920,160	$13,556,612	$11,415,322	$9,753,220
Average total shareholders’ equity	1,696,276	1,484,720	1,352,135	1,081,792	779,437
Average loans to average deposits ratio (excluding covered loans)	87.8%	88.3%	91.1%	90.5%	94.3%
Average loans to average deposits ratio (including covered loans)	92.6	92.8	93.4	90.5	94.3
Common Share Data at end of year:
Market price per common share	$36.70	$28.05	$33.03	$30.79	$20.57
Book value per common share (2)	$37.78	$34.23	$32.73	$35.27	$33.03
Tangible common book value per share (2)	$29.28	$26.72	$25.80	$23.22	$20.78
Common shares outstanding	36,858,355	35,978,349	34,864,068	24,206,819	23,756,674
Other Data at end of year: (7)
Leverage Ratio	10.0%	9.4%	10.1%	9.3%	10.6%
Tier 1 Capital to risk-weighted assets	12.1%	11.8%	12.5%	11.0%	11.6%
Total Capital to risk-weighted assets	13.1%	13.0%	13.8%	12.4%	13.1%
Tangible Common Equity ratio (TCE) (2) (6)	7.4%	7.5%	8.0%	4.7%	4.8%
Tangible Common Equity ratio, assuming full conversion of preferred stock (2) (6)	8.4%	7.8%	8.3%	7.1%	7.5%
Allowance for credit losses (5)	$121,988	$123,612	$118,037	$101,831	$71,353
Non-performing loans	118,083	120,084	141,958	131,804	136,094
Allowance for credit losses(5) to total loans, excluding covered loans	1.03%	1.17%	1.23%	1.21%	0.94%
Non-performing loans to total loans, excluding covered loans	1.00%	1.14%	1.48%	1.57%	1.79%
Number of:
Bank subsidiaries	15	15	15	15	15
Non-bank subsidiaries	8	7	8	8	7
Banking offices	111	99	86	78	79

(1)	Net revenue includes net interest income and non-interest income

(2)	See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures/Ratios,” for a reconciliation of this performance measure/ratio to GAAP.

(3)
The net overhead ratio is calculated by netting total non-interest expense and total non-interest income, annualizing this amount, and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(4)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenue (less securities gains or losses). A lower ratio indicates more efficient revenue generation.

(5)	The allowance for credit losses includes both the allowance for loan losses and the allowance for unfunded lending-related commitments, but excluding the allowance for covered loan losses.

(6)	Total shareholders’ equity minus preferred stock and total intangible assets divided by total assets minus total intangible assets

(7)	Asset quality ratios exclude covered loans.

2012 Annual Report	3

To Our Fellow Shareholders

Welcome to Wintrust Financial Corporation’s 2012 annual report. We thank you for being a shareholder.

First, a Quick Look at 2012 Results
In 2012, your Company –

•	Generated the highest reported net income in our history – $111.2 million in 2012, a 43.3% increase over 2011.

•	Increased assets 10.2% ($1.6 billion) to $17.5 billion.

•	Increased deposits 17.2% ($2.1 billion) to $14.4 billion.

•	Increased loans (excluding covered loans) 12.4% ($1.3 billion) to $11.8 billion.

•	Increased the number of banking offices to 111 (115 if you include our four commercial loan offices).

•	Purchased four banks, a stand alone branch, a Canadian premium finance company, and a trust operation.

•
Raised $126.5 million in new capital while continuing to bring value to our shareholders, raising tangible common book value per share to $29.28. Tangible common book value per share achieved a compound average growth rate of 9% in the past five years.

•	Achieved its 16th consecutive year of profitability.

Overall, Wintrust has achieved consistent growth and record profitability while realizing a compound average growth rate of 13.3% in assets over the last five years. But we know we can do better.

In previous letters, we’ve compared our performance with that of the national and local economy. While the recovery still appears to be slow, your Company and the banking industry did benefit from a number of economic improvements –

•	The national unemployment rate declined to 7.8%, with the greater Chicago area sitting at 8.6%.

•	Existing home sales increased by 9.4% when compared to 2011 and are up 17.6% in the Midwest, with continued low mortgage rates and low home prices driving continued growth.

•	Home values in our area are working their way back up, with most homes back up to 87% of their values in 2007.

We do still have to contend with some challenges, however –

•	The FDIC closed another 51 banks nationwide in 2012. Eight of those banks were in Illinois and Wisconsin.

•
The foreclosure rate in Illinois is the third highest in the nation at 0.27%, compared to a national rate of 0.12%, and the foreclosure process still takes an average of 673 days, leaving a glut of undervalued homes in the market which is holding home prices down.

A Little More Serious
In past years, we’ve tried to make the annual letter to shareholders a little more entertaining by working a theme throughout them. This year, we will not equate your Company with a boxing match, movies or the U.S. space program. This year we will be a bit more traditional and discuss the state of community banking.

The above image is reprinted from the Chicago Tribune (circa 1905) at a time when all Chicago banks were community banks and seen as a source of strength and stability. Not only financially, but also with respect to business and economic growth in the region. Chicago was a community bank kind of town.

4	Wintrust Financial Corporation

To preserve community banking, the Illinois legislature made a conscious effort to keep banks as small, local institutions up until the late 1980s and early 1990s, which saw a series of laws opening up Illinois to branch banking. By 1990, these legislative changes led to considerable consolidation in the area. The number of bank charters in Illinois dropped from 1,253 in 1980 to 864 in 1995. A few larger banks quickly dominated the market through a series of acquisitions which rolled up a number of community banks throughout the area. In the process, these banks were stripped of their community identity and made into branches of a national or regional network. By the end of 2011, there were only 498 bank charters in Illinois.

For many bankers entrenched in their communities, this trend was disturbing. After leaving larger banks, a number of us started a few community banks focused on providing traditional community banking: Lake Forest Bank & Trust (1991), Hinsdale Bank & Trust (1993), North Shore Community Bank (1994), and Libertyville Bank & Trust (1995). Along with FIRST Insurance Funding, these first four banks merged to create Wintrust in 1996.

As you know, the intention then was to always keep Wintrust in the background, to pool resources, control costs, share risk and better collaborate, while our community banks could focus on serving the needs of their customers and communities. On this backbone, we continued to build our community bank presence, allowing us to bring the Wintrust brand front and center, when needed, such as offering best-in-class commercial banking & treasury management services through Wintrust Commercial Banking (see sidebar on Page 7), while never compromising our delivery of the best customer service, bar none.

We believe the recent financial crisis has hurt the general public’s confidence in banks. As we strive to be Chicago’s Bank via our community bank model, it makes sense for us to answer the questions that we get asked frequently from those within the industry and those who follow it – What are community banks these days? Are they still relevant? Can they thrive again? What does the future hold for community banks?

So, as we discuss your Company we do so while framing our thoughts about the future of community banking and why we still believe Chicago is still a community bank kind of town.

2012 Annual Report	5

Wait, what is a Community Bank?
Over the last few years, this has been a hotly debated question. Some put the definition solely at size, usually around $1 billion in assets or less. Others focus on geography, saying a community bank operates in a very specific geographic area collecting deposits and making loans in a single community, though they leave the definition of community open.

We prefer a broader view. To us, community banking is a culture, a state of mind, a method of delivery. Community bankers focus on individual relationships and community needs. Customers are not commodities. All require solutions that fit their needs, not financial models or operational processes. Our individualized model applies beyond the families and small businesses where most expect community banks to focus. The community bank approach is especially successful with commercial and mid-market companies and institutional and individual investors.

To put it simply, communities need financial institutions that pay attention to “Main Street.” They need banks that don’t look at all local businesses and families as the same, but as individuals who each deserve a customized, personal solution. They need to know their bank is as invested in their success and the growth of their communities as they are.

It’s that personal attention, commitment to learning and meeting the customer’s needs, and focus on the community that defines a community bank and the community bank way of doing business, not size or geography. It’s customers, customization and community. That’s how each Wintrust Community Bank has always done business. From the day we first opened our doors in 1991 to today, as a financial institution with $17.5 billion in assets and Chicago’s leading commercial bank, we have always embraced a high-touch community bank model for each customer.

Can Community Banks Survive?
The recent financial crisis took its toll on the banking industry and it was especially hard on the community banking industry. The continuous string of bank failures from 2007 to 2012 are the most obvious symptom. After the spectacular failures or arranged purchases like Wachovia, IndyMac and Washington Mutual, almost all the failures across the country and here in the Midwest were community banks. In fact, of the 468 failures since the start of this cycle in 2006, 343 were banks with less than $500 million in assets. In Illinois and Wisconsin 61 banks failed, 48 of which were banks with less than $500 million in assets.

In addition to the shrinkage from these failures, the number of community banks has declined due to purchases by larger competitors and consolidation among banks of similar size.

We believe those community banks that remain will continue to have a tough time. A broken real estate market, increased regulation and heightened competition all conspire to keep the number of community banks declining. In fact, in the last five years*:

•	Total assets at Illinois community banks decreased 8.5%.

•	Net interest income for Illinois community banks dropped 11%.

•	Total deposits held by Illinois community banks declined 6%.

•	The average loan to deposit ratio for Illinois community banks dropped to 67% from 80%.
Also, overall deposit market share for community banks in Illinois fell from 34% at their height (June 30, 2005) to only 25% as of June 30, 2012.

It’s Not Easy Being a Community Banker
At our core, we are community bankers. That’s why we started this business. That’s why Wintrust is successful.

So, no company is more concerned than we are by the appearance that community banking, as we know it, is dying.

Not all community banks are set to disappear. A number will continue to limp a long. Some, in very specific, particularly rural, markets may even continue to be successful, though through a refined definition of success. However, we believe that most community banks, especially those in major metropolitan areas, will not be able to thrive unless the playing field dramatically changes. The Wintrust structure however, brings together a number of elements that can make community banks successful even

* - Per FDIC data from 6/30/07 to 6/30/12. Community bank defined as $1 billion or less in assets

6	Wintrust Financial Corporation

in today’s ever-changing marketplace. We do this by allowing individual banks to succeed in their hyper-local markets, while providing support to reduce overhead, enhance technology, handle regulation, provide opportunities for diversification and allow our banks to compete with big banks in products and services.

The challenges to community banks are not new. What is new, however, is how extreme many of those challenges are. In no particular order, they are:

•	Capital requirements

•	Asset quality & diversification

•	Reduced fees & fee income

•	Increased regulation

•	Product & service enhancements

•	Competition

It’s About Capital
Of all the challenges community banks face, access to capital is often the most daunting. Proposed legislation would increase capital requirements for banks. At the same time, market forces are considerably constraining the ways in which community banks can raise that capital.

For the non-bankers reading this, capital is what makes banking possible. It is capital that permits banks to make loans, issue lines of credit, and, when necessary, write off bad loans. Capital represents the owners’ (shareholders’) equity in the bank. The equity is then leveraged by the bank, usually by a multiple of up to ten. So a bank that receives $100 million in new capital can generally make up to $1 billion in new loans, provided they can find qualified borrowers and raise deposits to fund those loans.

In the past, as capital needs increased, banks were able to economically access two sources of capital, preferred stock and trust preferred stock, in order to raise capital with less dilution to existing shareholders than the sale of common stock. The U.S. Treasury Department’s Capital Purchase program, enacted as part of the Troubled Assets Relief Program (or TARP), provided low-cost access to preferred stock for program participants. As the program ended, access to the preferred stock market at reasonable rates became more difficult. Trust

Commercial Banking, Business Banking and Small Business Banking: Our Approach
With Wintrust’s unique community bank model, our approach is very tactile when serving the needs of businesses in the Chicago area, as well as southern Wisconsin and northwest Indiana.

While each community bank team is charged with serving the needs of small businesses in and around the community, each bank charter also has dedicated teams of business bankers to deliver solutions to businesses larger than the $1 or $2 million in revenue typical to a small business. Both our small business and business banking teams carry their local community bank business card, are members of their local chambers of commerce, and are driven to satisfy CRA and fair lending objectives for the bank. Wintrust works with each bank to design and bring to market innovative deposit and lending solutions, as well as access to other services such as outside mentoring programs and online forums.

In the past few years, Wintrust built dedicated commercial banking teams at most of our bank charters, as well as commercial loan offices in Milwaukee, Oakbrook, Rosemont and Chicago’s Loop. These commercial banking teams specialize in providing the custom lending and deposit solutions that middle-market companies need, while providing unparalleled customer service.

Most of the national banks have gone up-market by focusing on providing superior service to companies with more than $200 million in revenue. This left a void when middle-market companies wanted to continue with a relationship-based organization for their banking services.

Under the Wintrust Commercial Banking moniker, these relationship managers and credit professionals have grown our commercial loan portfolio from $1.7 billion as of December 31, 2009 to $2.9 billion at the end of 2012. Obviously middle-market companies are clamoring for a commercial banking enterprise that is devoted to keeping relationship banking at its core.

Whether a local business down the street from our community banks or a business with $150 million in revenue, Wintrust has businesses covered.

2012 Annual Report	7

preferred stock also permitted banks to raise capital with less dilution for common holders. However, new rules enacted as part of the Dodd-Frank Wall Street Reform Act effectively eliminated trust preferred issuances as a method of adding to capital.

The result leaves community banks with very few options for raising capital in an efficient way at a time when the amount of capital required to operate a bank generally increased due to both higher regulatory minimums and the need for additional capital to cover increased loan losses.

Given the reality that many community banks are privately held by families or investors from within the community, the need for more capital sometimes forces a sale of large, often controlling interests to investors from outside the area. This entrance of private equity into community banking is problematic for many community banks as the motivations and interests of a typical private equity firm often do not align with what communities expect from their bank. An emphasis on margins and return on equity often conflicts with many community banks’ local and community focus.

For those community banks who choose to remain independent, the limited capital raising opportunities may force them to shrink to ensure their balance sheet size does not outstrip their capital requirements.

It’s almost not even worth discussing the potential for new de novo community banks. Though most of the Wintrust Community Banks started as de novo banks, it is financially impractical to start a new bank now, given the new capital requirements for de novo banks. For the five years prior to the start of this cycle in 2006, an average of 122 banks started each year across the country. In 2010 and 2011, only five new banks opened with only one in Illinois and Wisconsin combined.

Thanks to our structure, Wintrust has not had the same capital challenges. While the banking industry’s capital levels have increased over the past few years, and our continued expansion requires we bring in new capital, we are in a position to add capital without putting the brunt of its effects on our shareholders’ backs. (Please see the Tangible Common Book Value per Share graph.) Our most recent raise of $126.5 million in preferred stock in March is a great example of how we can raise capital without negatively affecting Tangible Common Book Value per Share.

It’s Assets Stupid, Not Stupid Assets
Another challenge currently facing most banks is growing quality assets. Community banks were traditionally reliant on loans secured by commercial real estate. The sagging commercial real estate market continues to negatively impact large portions of our economy and many banks.

As any financial advisor or credit underwriter will tell you, “concentration can kill.” Too much concentration in any single industry, company, customer, investment, or sector can be a major source of problems for a bank’s loan portfolio. The concentration in commercial real estate resulted in the failure of many community banks and has certainly hobbled many other banks.

The problem facing many community banks is a lack of the expertise or resources needed to diversify their loan portfolios. A number of community banks are faced with two choices

8	Wintrust Financial Corporation

– chase after loans of increasingly questionable credit quality and pricing, while providing short-term growth, but could lead to the bank’s demise, or shrink the bank’s balance sheet.

Hyde Park Bank, which we recently purchased, is a perfect example of a community bank with an under-utilized deposit base. Hyde Park Bank is an outstanding community bank and a great addition to the Wintrust family. Rather than making loans in areas where they did not have appropriate expertise, Hyde Park Bank chose to allow their loan portfolio to shrink to better protect their bank, shareholders and customers. To that end, the bank had a relatively low loan-to-deposit ratio of approximately 52% at the time the acquisition closed. If the Hyde Park Bank example is typical among community banks, then we can surmise that an entire industry is sitting on billions of dollars in liquidity that they cannot deploy efficiently, as the type and quality of loans they need are no longer easily available.

We believe diversification is integral to mitigating risk and long term success. The Wintrust structure has always been based on diversification. We never wanted our banks to feel the pressure to originate a loan just to achieve profitability objectives. That generally leads to making risky loans. So we employed the use of niche companies—asset/loan generators whose purpose is to originate high quality assets—so our banks do not have to scramble for poorly priced loans or poor credit opportunities.

In 2012, our niche businesses allowed all of our banks to grow intelligently in their local markets without over-extending themselves. Our more prominent niche markets include:

•
FIRST Insurance Funding, FIRST Canada and FIRST Life – Their property and casualty premium finance and life insurance premium finance operations generated $4.8 billion in loans in 2012. With the successful purchase of what has now become FIRST Canada, our property and casualty premium finance operations are international

The Local Brand Prevails: Our Unique Positioning
Over the years, we’ve said this a number of times – We are community bankers first. We are successful because we focus on meeting the needs of the families and businesses in the specific communities we serve. This community focus, often resulting in our branches taking the names of the communities we serve, gives us very unique positioning. To understand just how unique our position is, it helps to look at the banking industry as a spectrum with three broad categories – small banks, big banks and everyone else.

On one end of the spectrum you have traditional, small community banks. They know you, your kids, even your dog. They may not have the best products or technology but they have service levels that go so far above what’s expected that you almost can’t believe you’re dealing with a bank.

On the other extreme, you have the big banks. These banks have the best technology, the coolest products and the slickest advertising. But they’d really prefer you never set foot in the bank, unless of course, you are a business of enormous size or a person of considerable wealth.

In the middle, you’ll find everyone else - mid-market, mid-sized banks. They long ago gave up trying to be community banks but do not have the scale, technology or financial wherewithal to be big banks. They are lost, with no true differentiator, surviving on claims about service and competing on price.

Wintrust has the ability to operate on both ends of this spectrum. To rehash our slogan from recent years, our banks are “Big enough for our clients to Have It All™, and small enough to actually care.” We’re big enough to genuinely stick to our “same or better products and technology” mantra. This is especially important for our mid-market commercial customers and our younger retail customers. We’re small enough to remember each customer is an individual and to be able to focus on and provide exemplary service to individual families and small businesses.

We believe that if we ever lose the local positioning held by our individual community banks that we will lose what makes us unique and ultimately successful. The more we talk about the Wintrust brand in our markets, the more we talk about the individual bank brands. Our marketing team has a simple rule – The Local Brand Prevails. We always start with the local brand. Wintrust is an enhancement to, never a replacement for, our local bank brands. In fact, we spend about two-thirds of our marketing budget solely on the local brands.

If we believe that our model is the future of community banking, then we must ensure to never lose our community position.

2012 Annual Report	9

•	Tricom Funding – This lender and back office service provider to staffing and security firms saw its biggest year ever, growing net income more than 45%.

•
Wintrust Franchise Services – Though we have been in this market for over a decade, especially within the restaurant franchise space, we saw an increase of more than $53 million in this portfolio and have added a few other types of franchises, based on the strength of the individual franchisee.

•
Wintrust SBA Lending – As a compliment to our community bank lending efforts, Wintrust’s SBA (Small Business Administration) team is now one of the top SBA lenders in the area, originating more the $23 million in loans during their first year.

•
Community Advantage – Both an asset and deposit generator, Community Advantage’s singular focus on condominium and homeowner associations and reputation for meeting the needs of that group allowed it to grow deposits more than 30% and loans more than 5%.

•
Wintrust Government Funds – Traditionally a deposit generator targeting local municipalities, this team recently added lending to its portfolio of services and added $23 million in new loans this year.

•	Mortgage Warehouse Lending – With the mortgage industry having a good year in purchase and re-financing activity, this group increased outstanding loans to $215 million.

The diversity of our loan portfolio goes beyond the identification of specialized niches. As you’ve seen in previous years, we’ve invested in the talent and tools necessary to be successful mid-market commercial lenders. As a brand, Wintrust Commercial Banking built an outstanding reputation in our market area. With successful commercial bankers as well as asset-based lenders (as Wintrust Business Credit) our commercial banking team across the Company made more than $1 billion in commercial banking loan originations in 2012.

It’s this ability to diversify and dedicate resources that allows us to ensure that your Company does not fall into the trap of being too concentrated in loan types that negatively impacted many community banks over the past several years.

Community Banking Isn’t Always What We Expect
We should spend a little time covering our recent purchase and sale of Second Federal Savings Bank.

When Second Federal came up for sale through the FDIC, we saw it as an opportunity to further expand our foothold in the city and enter a vibrant, growing community. The FDIC selected our “deposit only” bid, which they paired with their plan to sell off the loan portfolio, over another bid that deeply discounted the loan portfolio. We believe that if we had not bid on Second Federal, those locations would have been closed, with the depositors receiving settlement checks from the FDIC.

As we do when we enter any new markets, we spent a lot of time in the community listening to what they wanted from a community bank. One theme became clear: this community wanted the opportunity to set its own financial destiny. For them, this meant actually controlling the means to attract deposits and generate loans.

At its core, community banking is about providing access. To the end, we acted as bridge until the Resurrection Project and Self Help Credit Union could build a coalition to purchase the loans and deposits of the bank.

We are not leaving those communities. We plan to continue to be very active business and small business bankers in these areas.

Fees, Fees, Everywhere
The compressed margins that come from the extremely low rate environment and relatively flat yield curve pressure banks of all sizes to reduce costs and increase non-interest (fee) income, with community banks facing even greater pressure. The question that each bank has to figure out for themselves, is how.

The need to increase fee income is magnified by the impact of the Durbin Amendment of the Dodd-Frank Act that reduced debit card fee income to all banks, not just large ones. While it is true that only banks over $10 billion saw their percentage of individual debit card transactions cut, all banks are subject to the new processing rules which also can reduce income to banks. According to an independent analysis of Federal

10	Wintrust Financial Corporation

Reserve debit card interchange fee data (from May 1, 2012), it’s estimated that the Durbin Amendment cost banks with less than $10 billion in assets more than $325 million in revenue and banks larger than $10 billion in assets more than $8 billion in revenue each year.

Many of the large national banks seem to have started addressing the income gap by targeting consumers. Ending free checking, charging monthly fees for debit cards, adding high fees for not meeting minimum balance requirements and raising ATM fees are a few examples of moves by large national banks to increase fee revenue. Will the fee for speaking to a teller imposed by some big banks in the 1990s return?

The advantage that community banks have always had is the public perception that they are not like big banks. Draconian fees and penalties do not fit the high touch, exemplary service, local focus model of community banks. Unfortunately, in their search for revenue driven by a lack of assets, many community banks followed the lead of big banks, abandoning free checking, leaving surcharge free ATM networks, raising penalties, and adding additional fees for their consumer and small business customers.

Sensitive to the need to remain true to our community bank nature, Wintrust community banks have not made big increases in their fees. In fact, we’ve rolled several back. We look to grow non-interest income by adding new and unique services that our customers find useful and are willing to pay for.

Our commercial team increased treasury management fees in 2012. We added a number of new fee-based services for our business customers. We complimented these efforts through cost-saving efforts – making many of our operations more efficient – and encouraging our customers to switch to e-statements and other convenient on-line tools.

Of course, our size and diversification also help us generate needed income. Our wealth management and mortgage operations both had record years in 2012, contributing to a 19% increase in our non-interest income.

•
Wintrust Mortgage – Along with other mortgage operations within Wintrust banks, had a record year in originations, with the continued refinance boom and rise in home purchases contributing to more than $3.9 billion in mortgage originations, adding nearly $110 million to our non-interest income.

•	Wintrust Wealth Management –As a group, saw an increase of more than 18% in revenue, with the three individual companies all seeing outstanding growth:

•	Great Lakes Advisors – Our institutional and large money manager saw record growth, growing to $4.1 billion in assets under management.

•	The Chicago Trust Company – Increased assets under management or administration by $232.9 million, or 10.6%, over 2012, while absorbing the purchase of another bank’s trust department.

•
Wayne Hummer Investments – Continues to see growth among our communities and within our banks, with the Company seeing total brokerage fee income increase from $24.6 million in 2011 to $25.5 million in 2012.

For us, it is extremely important that our community banks continue to act like community banks. That means remaining true to what made, and continues to make, them successful. Our structure allows us to do that.

The Regulations Are Coming!
The Regulations Are Coming!
No discussion about the state of the industry would be complete without a discussion about the state of regulation. We are not the first to mention it and we will not be the last. However, as we mentioned earlier, impact of additional regulation is often magnified when applied to community banks.

It is estimated that overall compliance costs including the Dodd-Frank Wall Street Reform Act (some regulation has yet to be written), are now approaching $50 billion a year for all U.S. banks. When looking at an organization like ours, these types of costs, while high, are still somewhat manageable. But when applied to a typical community bank, we believe it’s almost suffocating.

2012 Annual Report	11

Obviously, the direct regulatory costs to community banks are tough. However, increased frequency and diligence of safety and soundness exams and a renewed focus on Bank Secrecy Act and Community Reinvestment Act (CRA) exams bring additional costs that are often difficult to quantify.

Finally, the new Consumer Financial Protection Bureau, with its mission of protecting consumers against some of the abuses of the mortgage industry, may further increase compliance costs and limit growth.

Within Wintrust, we are able to take a centralized approach to regulatory and compliance issues, allowing all of our banks to benefit from a larger, more experienced compliance staff. While still not easy, we do have the benefit of our size and exceptional staff to guide us through the process. In fact, three of our banks achieved a CRA rating of “Outstanding,” while the rest are “Satisfactory.”

Chasing the Big Banks Products & Services
When it comes to advances in technology, the large national banks will always have an advantage. They have the scale and budgets necessary to be genuinely cutting edge. Regional

Redefining Communities: Online
Social media gets a lot of attention these days. Whether it’s from regulators, marketers or others within the banking industry, Facebook, Twitter, and other social media outlets are often held up as the answer to or replacement for almost everything.

We take a slightly different and somewhat simpler view. When done properly, social media presents additional opportunities for one-on-one engagement with customers, prospects and others in our communities. Ultimately, it gives us another tool to build local and individual relationships, something we’ve spent the last two decades doing.

That is why much of our effort in social media has been focused on building online communities around each of our community banks. Social media does have some role at the Wintrust brand level, but the real value still rests in those local community connections, even if they are made online first.

banks often follow closely behind, but community banks can often find themselves years behind their larger competitors due to budgetary, marketing and core processor constraints. Technology is often hailed as the “great equalizer” in business. Unfortunately, this is only true if you have the same technological resources as your competitors. Everyone has a web site. But does your bank’s on-line banking compare to a mega bank’s offering? What about banking via smart phones or tablets, mobile deposits and peer to peer payments? For many community banks, these are all services that just do not fit into the current cost structure, putting them at a distinct disadvantage.

For Wintrust community banks, our size allows us to keep our product offerings at pace with the larger banks. We’ll never be first with a new piece of technology, but we will usually be close behind. And, unlike the large banks, we don’t count on technology as a replacement for face-to-face banking, merely as an added convenience for our customers.

Our mantra has always been – Same or better products. Same or better technology. And the best service around. We have the scale and focus to ensure that will never change.

It Can Get Rough Out There
Increased competition is one of the main challenges faced by smaller banks. Many of the large national banks continue to add locations, especially in highly competitive markets like Chicago. In the last five years, large national banks added 240 locations in the Chicago market and six out-of-state banks entered the market.

This increased competition continues to hold deposit rates at higher than national levels. These competitive deposit rates are accompanied by decreasing interest rates on loans due to competition for quality assets. As some banks are finally getting through their loan portfolio concentration problems or credit quality issues of the past five years, we are seeing many competing for quality loans in our markets.

12	Wintrust Financial Corporation

This margin compression is not news to anyone. However, when added to the rapid branch expansion, aggressive promotions, and technological edge of the large national banks, typical community banks are left with very few options to profitably compete.

What makes a community bank’s existence even more difficult is that many are abandoning what were usually their key points of differentiation. Checking accounts and fee structures of many community banks now match those of the big banks. High touch service and community focus require more staff, a difficult cost to justify when margins are getting squeezed.

Wintrust is different
So many consumers are left wondering, “Why work with a community bank?”

Unlike the typical community bank, no Wintrust community bank has to go it alone. Each can concentrate on their customers and communities, while the holding company handles those issues that get in the way of being a successful community bank, all outlined above.

Our size allows each bank to compete with the big banks on technology and products, while holding on to their key differentiators – exemplary customer service and genuine community focus. We even get to throw in innovative products, like our MaxSafe accounts, specialized free checking accounts, and accounts focused on children, families and retirees. It also means giving our customers access to a host of other financial solutions such as our Path2Own home buyers program and trust, investment and asset management services that rival anyone else.

The Future is Bright
“Now I have precisely the right instrument, at precisely the right moment in history, in exactly the right place.”
– General George S. Patton

Thanks to the current Wintrust structure of multiple charters, locally staffed and branded community banks, with a centralized infrastructure and support and diversified asset and non-interest income generation resources, the Company is well poised for the future of community banking. Our structure allows our customers to enjoy all the benefits of working with a community bank and the resources of working with a large regional bank. As we’ve said – We’re big enough for our customers to HAVE IT ALL, but small enough to actually care.

We believe that we are perfectly positioned to be the primary acquirer in the area, allowing community banking to continue to thrive. Your Company purchased multiple banks and a few other financial companies in the last few years. We expect that trend to continue, allowing us to add Wintrust Community Banks in every town, neighborhood and community in

2012 Annual Report	13

our market area, or bring asset managers or mortgage loan originators under the Wintrust umbrella.

Wintrust is a logical refuge for banks and financial companies who want to grow in this ever-changing environment. Some of our most recent acquisitions have demonstrated that a company can join the Wintrust family, retain the qualities that made them great and relieve themselves of many of the issues that held them back. Wintrust assists with issues like liquidity, diversification, compliance and technology. Bankers, tellers, loan officers, and financial advisors can focus on their customers and communities.

We believe your Company is well on its way to being Chicago’s Bank. We believe we are the future of community banking.

Thank you for being a shareholder. We hope to see you at our Annual Meeting on May 23, 2013 at 10:00 a.m. at our corporate headquarters located at 9700 West Higgins Road in Rosemont, Illinois.

Sincerely,

Peter D. Crist
Chairman of the Board
(Non-Executive)

Edward J. Wehmer
President &
Chief Executive Officer

David A. Dykstra
Senior Executive Vice President &
Chief Operating Officer

14	Wintrust Financial Corporation

The Brands We Market
The Core Brands We Market Throughout the Area
Our Community Bank Brands We Market Locally, through Direct Mail, Local Newspaper Advertisements, etc.

Algonquin Bank & Trust
A branch of Crystal Lake Bank & Trust Company, N.A.
A Wintrust Community Bank

Barrington Bank & Trust Company, N.A.
A Wintrust Community Bank

Beverly Bank & Trust Company N.A.
A Wintrust Community Bank

Bloomingdale Bank & Trust
A branch of Schaumburg Bank & Trust Company, N.A.
A Wintrust Community Bank

Buffalo Grove Bank & Trust
A branch of Northbrook Bank & Trust Company
A Wintrust Community Bank

Cary Bank & Trust
A branch of Crystal Lake Bank & Trust Company, N.A.
A Wintrust Community Bank

Clarendon Hills Bank
A branch of Hinsdale Bank & Trust Company
A Wintrust Community Bank

Crystal Lake Bank & Trust Company, N.A.
A Wintrust Community Bank

Community Bank of Downers Grove
A branch of Hinsdale Bank & Trust Company
A Wintrust Community Bank

The Community Bank of Western Springs
A Wintrust Community Bank

Community Bank of Willowbrook
A branch of Hinsdale Bank & Trust Company
A Wintrust Community Bank

Deerfield Bank & Trust
A branch of Northbrook Bank & Trust Company
A Wintrust Community Bank

Elk Grove Village Bank & Trust
A branch of Schaumburg Bank & Trust Company, N.A.
A Wintrust Community Bank

Elgin State Bank
A branch of St. Charles Bank & Trust Company
A Wintrust Community Bank

First Chicago Bank & Trust
A Wintrust Community Bank

First United Bank
A branch of Old Plank Trail Community Bank, N.A.
A Wintrust Community Bank

Geneva Bank & Trust
A branch of St. Charles Bank & Trust Company
A Wintrust Community Bank

Glen Ellyn Bank & Trust
A branch of Wheaton Bank & Trust Company
A Wintrust Community Bank

Gurnee Community Bank
A branch of Libertyville Bank & Trust Company
A Wintrust Community Bank

Highland Park Bank & Trust
A branch of Lake Forest Bank & Trust Company
A Wintrust Community Bank

Bank of Highwood-Fort Sheridan
A branch of Lake Forest Bank & Trust Company
A Wintrust Community Bank

Hanover Park Community Bank
A branch of Barrington Bank & Trust Company, N.A.
A Wintrust Community Bank

Hinsdale Bank & Trust Company
A Wintrust Community Bank

Hoffman Estates Community Bank
A branch of Barrington Bank & Trust Company, N.A.
A Wintrust Community Bank

Hyde Park Bank
A branch of Beverly Bank & Trust Company, N.A.
A Wintrust Community Bank

Lake Forest Bank & Trust Company
A Wintrust Community Bank

Libertyville Bank & Trust Company
A Wintrust Community Bank

McHenry Bank & Trust
A branch of Crystal Lake Bank & Trust Company, N.A.
A Wintrust Community Bank

Mundelein Community Bank
A branch of Libertyville Bank & Trust Company
A Wintrust Community Bank

Naperville Bank & Trust
A branch of Wheaton Bank & Trust Company
A Wintrust Community Bank

Northbrook Bank & Trust Company
A Wintrust Community Bank

North Chicago Community Bank
A branch of Lake Forest Bank & Trust Company
A Wintrust Community Bank

North Shore Community Bank & Trust Company
A Wintrust Community Bank

Northview Bank & Trust
A branch of Northbrook Bank & Trust Company
A Wintrust Community Bank

Old Plank Trail Community Bank, N.A.
A Wintrust Community Bank

Orland Park Bank & Trust
A branch of Old Plank Trail Community Bank, N.A.
A Wintrust Community Bank

Palatine Bank & Trust
A branch of Barrington Bank & Trust Company, N.A.
A Wintrust Community Bank

Riverside Bank
A branch of Hinsdale Bank & Trust Company
A Wintrust Community Bank

Roselle Bank & Trust
A branch of Schaumburg Bank & Trust Company, N.A.
A Wintrust Community Bank

Schaumburg Bank & Trust Company, N.A.
A Wintrust Community Bank

State Bank of The Lakes
A Wintrust Community Bank

St. Charles Bank & Trust Company
A Wintrust Community Bank

Town Bank
A Wintrust Community Bank

Vernon Hills Bank & Trust
A branch of Libertyville Bank & Trust Company
A Wintrust Community Bank

Village Bank&Trust
A Wintrust Community Bank

Wauconda Community Bank
A branch of Libertyville Bank & Trust Company
A Wintrust Community Bank

Wheaton Bank & Trust Company
A Wintrust Community Bank

Wood Dale Bank & Trust
A branch of Schaumburg Bank & Trust Company, N.A.
A Wintrust Community Bank

The Specialized Brands We Market Throughout the Local Area,via Market-wide Radio Spots, Advertisements, Direct Mail, etc.
The Specialized Brands We Market Nationally,through offices in other states or on-the-ground/travelling sales teams

2012 Annual Report	15

Our Locations

94
Madison
43
94
LEGEND
Main Bank
Bank Branch
Commercial Lending Office
Wintrust Mortgage HQ
Wintrust Wealth Management HQ
90
88
355
94
80
55
57
65

16	Wintrust Financial Corporation

Finding a Wintrust Company
Wintrust Financial Corporation (Investor Relations)
www.wintrust.com (click on “Contacts & Requests”)
Wintrust Community Banks & Wintrust Commercial Banking
www.wintrust.com/findus
Wintrust Mortgage
www.wintrustmortgage.com (click on “find a location”)
Wintrust Wealth Management: Great Lakes Advisors, The Chicago Trust Company and Wayne Hummer Investments
www.wintrustwealth.com/contact-us (click on “locations”)
FIRST Insurance Funding Corp., including FIRST Canada and FIRST Life Funding
www.firstinsurancefunding.com/contact-us
Tricom, Inc. of Milwaukee
www.tricom.com/about/contact-us
Specialty Services, such as Community Advantage, Wintrust Business Credit, Wintrust Franchise Services, and Wintrust Government Funds
www.wintrust.com (under “Specialized Services”)

Corporate Information
Directors

Peter D. Crist (Chairman)
Bruce K. Crowther
Joseph F. Damico
Bert A. Getz, Jr.
H. Patrick Hackett, Jr.
Scott K. Heitmann
Charles H. James III
Albin F. Moschner
Thomas J. Neis
Christopher J. Perry
Ingrid S. Stafford
Sheila G. Talton
Edward J. Wehmer

Public Listing and Market Symbol

The Company’s Common Stock is traded on The NASDAQ Global Select Market® under the symbol WTFC.

The Company’s warrants to purchase common stock are traded on The NASDAQ Global Select Market® under the symbol WTFCW.

Annual Meeting of Shareholders

May 23, 2013
10:00 a.m.
Wintrust Financial Center
9700 West Higgins Road
Rosemont, Illinois 60018

Website Location

The Company maintains a financial relations internet website at the following location: www.wintrust.com

Form 10-K

The Annual Report on Form 10-K to the Securities and Exchange Commission is available on the Internet at the Securities and Exchange Commission’s website. The address for the website is: http://www.sec.gov.

Transfer Agent

IST Shareholder Services
433 South Carlton Avenue
Wheaton, Illinois 60187
Telephone: 800-757-5755
Facsimile:    630-480-0461